Form 20-F
period 2008-12-31
LDK Solar Co., Ltd.
filed 2009-05-22
CIK 1385424

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934:
For the fiscal year ended December 31, 2008
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934:
For the transition period from to
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934:
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

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act.

Title of Each Class	Name of Each Exchange on which Registered

American depositary shares, each representing one ordinary share of par value $0.10 per share	New York Stock Exchange, Inc.
Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act.  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Securities Exchange Act.  None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Ordinary shares, par value $0.10 per share	113,110,396

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐     No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐     No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) or the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant as required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Securities Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow: Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act).  Yes ☐     No ☑

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act subsequent to the distribution of securities under a plan confirmed by a court.  Yes ☐     No ☐

CERTAIN TERMS AND CONVENTIONS

We measure our wafer production capacity in megawatt, or MW, representing 1,000,000 watts, or in gigawatt, or GW, representing 1,000 MW, each a unit of power-generating capacity. For purposes of this report, we have assumed an average photovoltaic, or PV, conversion efficiency rate of 15.3% for cells using our multicrystalline wafers. The conversion efficiency rate of a PV cell is the percentage of light energy from the sun that the cell converts into electrical energy. This conversion efficiency is estimated based on feedback from our selected customers and is highly dependent on the solar cell and module production processes of such customers. Based on this conversion efficiency, we have further assumed that, with respect to our multicrystalline wafers, each 125 by 125 millimeters, or mm, wafer we produce generates approximately 2.4 watts of power; each 150 by 150 mm wafer we produce generates approximately 3.4 watts of power; and each 156 by 156 mm wafer we produce generates approximately 3.7 watts of power.

We calculate our wafer production capacity as of December 31, 2008 based on the ingot production capacity and wafer slicing, or wafering, capacity of our equipment in operation as of December 31, 2008 on an annualized basis. We calculate our estimated aggregate installed annual polysilicon production capacity by the end of 2009 based on the capacity of our polysilicon reactors planned to be in operation by then on an annualized basis.

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

“IPO” refers to our initial public offering in June 2007; “IPO prospectus” refers to the final prospectus dated May 31, 2007 filed with the Securities and Exchange Commission, or the SEC.

“RMB,” “Rmb” or “Renminbi” refers to the legal currency of China; “$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States.

We have sourced various solar industry data used in this report from Solarbuzz LLC, or Solarbuzz, an independent solar energy industry research company. We have assumed the correctness and truthfulness of such data, including projections and estimates, when we use them in this report.

We have approximated all the numbers in this report to their closest round numbers. Due to rounding, figures shown as totals in tables may not be arithmetic aggregations of the figures preceding them.

Unless otherwise indicated, references in this report to:

•	“off-grid applications” are to applications of PV products to systems that operate on a stand-alone basis to provide electricity independent of an electricity transmission grid; and

•	“on-grid applications” are to applications of PV products to systems that are connected to an electricity transmission grid and feed electricity generated into the electricity transmission grid.

EXCHANGE RATE INFORMATION

We conduct substantially all of our business operations in and from China with a substantial portion of our sales denominated in Renminbi, while a significant portion of our costs and expenses is denominated in U.S. dollars. We will make periodic reports to our shareholders in U.S. dollars by using the then-current exchange rates. We make no representation that any amounts in Renminbi or U.S. dollars could be or could have been converted into each other at any particular rate or at all. The PRC government imposes controls over its foreign exchange in part through regulation of the conversion between Renminbi and foreign currencies as we have disclosed in “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company and Our Industry — Fluctuations in exchange rates could adversely affect our business” and “— Risks Relating to Business Operations in China — Changes in

foreign exchange and foreign investment regulations in China may affect our ability to invest in China and the ability of our PRC subsidiaries to pay dividends and service debts in foreign currencies” in this report.

The following table sets forth, for the periods indicated, noon buying rates for U.S. dollars in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York, which are published weekly by the Federal Reserve Board:

	Noon Buying Rate
Period	Period End	Average	High	Low
	(Renminbi per $1.00)

2004	8.2765	8.2768	8.2774	8.2764
2005	8.0702	8.1936	8.2765	8.0702
2006	7.8041	7.9723	8.0702	7.8041
2007	7.2946	7.6058	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
November	6.8254	6.8281	6.8373	6.8220
December	6.8225	6.8539	6.8842	6.8225
2009
January	6.8392	6.8360	6.8403	6.8225
February	6.8395	6.8363	6.8470	6.8241
March	6.8329	6.8360	6.8438	6.8240
April	6.8180	6.8304	6.8361	6.8180
May (through May 15)	6.8225	6.8210	6.8248	6.8176

Annual averages in the above table are calculated by averaging the noon buying rates on the last business day of each month during the year. Monthly averages are calculated by averaging the noon buying rates for all days during the month or the elapsed portion thereof.

On May 15, 2009, the noon buying rate for U.S. dollars in effect in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 = Rmb 6.8225.

FORWARD-LOOKING STATEMENTS

This annual report includes “forward-looking statements” within the meaning of, and intended to qualify for the safe harbor from liability established by, the United States Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Some of the risks are listed under “Item 3. Key Information — D. Risk Factors” and elsewhere in this report. In some cases, you can identify these forward-looking statements by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” “would,” or similar expressions, including their negatives. These forward-looking statements include, without limitation, statements relating to:

•	our goals and strategies;

•	our future business development, results of operations and financial condition;

•	our plans to expand our solar wafer production capacity;

•	our plans to construct polysilicon production facilities and to manufacture polysilicon;

•	expected growth of and changes in the solar wafer industry, PV power industry and renewable energy industry;

•	our ability to maintain and strengthen our position as a leading solar wafer producer globally;

•	our ability to maintain strong relationships with any particular supplier or customer;

•	effect of competition on demand for and price of our products;

•	determination of the fair value of our ordinary shares and preferred shares;

•	any government subsidies and economic incentives to the solar power industry; and

•	PRC governmental policies regarding foreign investments.

This report also contains data related to the solar power market in several countries, including China. Such market data, including data from Solarbuzz, includes projections that are based on a number of assumptions. The solar power market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may materially adversely affect our business and the market price of our American depositary shares, or ADSs. In addition, the rapidly changing nature of the solar power market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

We do not guarantee that the transactions and events described in this report will happen as described or that they will happen at all. You should read this report completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this report relate only to events as of the date on which the statements are made or, if obtained from third-party studies or reports, the date of the corresponding study or report. Since we operate in an emerging and evolving environment and new risk factors emerge from time to time, you should not rely upon forward-looking statements as predictions of future events. We undertake no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though our situation will change in the future. Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties, many of which are beyond our control, and reflect future business decisions that are subject to change. All forward-looking statements contained in this report are qualified by reference to this cautionary statement.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable, but see “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management” in this report.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.  Selected Financial and Operating Data

The following selected consolidated statement of operations data (other than ADS data) and selected consolidated statement of cash flows data for the years ended December 31, 2006, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2007 and 2008 have been derived from our audited consolidated financial statements included in Item 18 of this annual report. The selected consolidated statement of operations data (other than ADS data) for the period from July 5, 2005, the date of inception, to December 31, 2005 and the selected consolidated balance sheet data as of December 31, 2005 and 2006 are derived from our audited consolidated financial statements not included in this annual report. You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects” in this annual report. We have prepared our consolidated financial statements in accordance with U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period.

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

	Period from July 5 to	Year Ended December 31,
	December 31, 2005	2006	2007	2008
	(In thousands, except per share and per ADS data)

Consolidated Statement of Operations Data
Net sales	$—	$105,454	$523,946	$1,643,495
Provision for inventory write-downs	—	—	(4,170)	(311,999)
Gross profit(1)	—	41,492	170,237	88,356
Provision for doubtful recoveries of prepayment to suppliers	—	—	—	(20,582)
(Loss) income from operations(2)	(143)	37,145	146,802	8,990
Change in fair value of prepaid forward contracts	—	—	—	60,028
Government subsidy	—	1,268	3,461	19,665
Interest expense and amortization of discount on exchangeable notes and convertible senior notes issuance costs(3)	(102)	(7,133)	(9,419)	(34,347)
(Loss) earnings before income tax	(309)	30,069	143,301	75,362
Net (loss) income(4)	$(274)	$30,182	$144,059	$70,223
Accretion of Series A, Series B and Series C preferred shares to redemption values	—	(2,729)	(4,937)	—
Deemed dividend to Series A preferred shareholders	—	(1,568)	—	—
Net (loss) income available to ordinary shareholders(4)	(274)	25,885	139,122	70,223
(Loss) earnings per ordinary share(4)(5)
Basic	$(0.01)	$0.35	$1.50	$0.67
Diluted	$(0.01)	$0.35	$1.37	$0.64
(Loss) earnings per ADS
Basic	$(0.01)	$0.35	$1.50	$0.67
Diluted	$(0.01)	$0.35	$1.37	$0.64
Ordinary shares used in computation(5)
Basic	75,000	75,000	92,674	104,994
Diluted	75,000	75,000	104,859	109,240

(1)	Gross profit for the years ended December 31, 2006, 2007 and 2008 reflected $174,000, $1,772,000 and $3,667,000 of share-based compensation expense allocated to cost of goods sold, respectively.

(2)	Income from operations for the years ended December 31, 2006, 2007 and 2008 reflected $2,028,000, $9,390,000 and $16,614,000 of share-based compensation expense, respectively.

(3)	Interest expense for the years ended December 31, 2006, 2007 and 2008 included $4,440,000, nil and nil related to debt discount amortization for the embedded beneficial conversion feature of our exchangeable notes issued in July 2006, and nil, nil and $10,204,000 related to interest and the amortization of issuance costs of our convertible senior notes issued in April 2008. See note 14 to our audited consolidated financial statements beginning on page F-1.

(4)	Our PRC subsidiary, Jiangxi LDK Solar, is entitled to exemption from PRC national enterprise income tax for at least two years and PRC local enterprise income tax for at least five years, each beginning with calendar year 2006. Without this tax holiday, our income tax expense would have increased and our net income and net income available to ordinary shareholders would have been reduced by approximately $12,387,000, $53,316,000 and $5,897,000 for the years ended December 31, 2006, 2007 and 2008, respectively. Our basic earnings per share would have been reduced by $0.17, $0.58 and $0.06 for the years ended December 31, 2006, 2007 and 2008, respectively, and our diluted earnings per share would have been reduced by $0.17, $0.51 and $0.05 for the years ended December 31, 2006, 2007 and 2008, respectively.

(5)	All share and per share data have been presented to give retrospective effect to our reorganization as described above.

The following table presents our selected consolidated balance sheet data as of the dates specified.

	As of December 31,
	2005	2006	2007	2008
	(In thousands)

Consolidated Balance Sheet Data
Cash and cash equivalents	$9,687	$30,227	$83,470	$255,523
Inventories	—	94,886	349,997	616,901
Prepayments to suppliers, net	—	37,718	138,193	71,214
Trade accounts receivable	—	1,490	3,767	94,733
Total current assets	20,815	172,746	741,748	1,237,642
Property, plant and equipment, net	10,491	100,875	336,763	1,697,203
Deposits for property, plant and equipment	306	11,090	151,233	233,296
Inventories to be processed beyond one year, net	—	—	29,981	—
Prepayments to suppliers expected to be utilized beyond one year	—	—	18,994	33,617
Total assets	31,647	292,719	1,309,986	3,373,728
Short-term bank borrowings	—	56,765	264,101	666,200
Advance payments from customers, current portion	3,717	40,002	141,223	256,411
Total current liabilities	20,348	117,486	522,014	1,510,955
Advance payments from customers — noncurrent	—	—	67,554	487,577
Long-term bank borrowings, excluding current portion	—	30,245	25,125	154,252
Convertible senior notes	—	—	—	400,000
Total liabilities	20,348	147,733	616,915	2,597,820
Series A, Series B and Series C preferred shares	—	87,744	—	—
Total shareholders’ equity	$11,299	$57,242	$693,071	$775,908

The following table sets forth our selected consolidated statement of cash flows data for the periods specified:

	Period from July 5
	to December 31,	Year Ended December 31,
	2005	2006	2007	2008
	(In thousands)

Consolidated Statement of Cash Flows Data
Net cash provided by (used in) operating activities	$2,511	$(57,067)	$(80,663)	$333,061
Net cash used in investing activities(1)	(20,940)	(79,564)	(328,623)	(1,247,174)
Net cash provided by financing activities(2)	$28,077	$154,891	$462,324	$1,087,698

(1)	Includes purchase of property, plant and equipment of approximately $15.5 million, $72.8 million, $305.2 million and $1,125.6 million in 2005, 2006, 2007 and 2008, respectively.

(2)	Includes proceeds from the issuance of our shares of nil, $10,000, $369.5 million and $205.1 million in 2005, 2006, 2007 and 2008, respectively and the net proceeds from the issuance of convertible senior notes of $388.7 million in 2008.

The following table sets forth some other selected financial and operating data of our company for the periods specified.

	Period from July 5	Year Ended December 31,
	to December 31, 2005	2006	2007	2008

Other Financial and Operating Data
Gross margin(1)	—	39.3%	32.5%	5.4%
Operating margin(1)	—	35.2	28.0	0.5
Net margin(1)	—	28.6%	27.5%	4.3%
Net sales of wafers (in thousands)	—	$102,452	$501,733	$1,495,034
Wafers sold (in MW)	—	45.2	223.8	817.8
Average wafer selling price (per watt)	—	$2.27	$2.24	$2.35

(1)	Gross margin, operating margin and net margin represent gross profit, income from operations and net income, respectively, divided by net sales.

B.  Capitalization and Indebtedness

Not applicable.

C.  Reasons for the Offer and Use of Proceeds

Not applicable.

D.  Risk Factors

Investment in our securities including our ADSs and shares involves a high degree of risk. You should consider carefully the following risks and uncertainties, together with other information contained in this report, before you decide whether to buy or hold our securities.

Risks Relating to Our Company and Our Industry

Our operating history is short and may not provide you with an adequate basis upon which to evaluate our business and prospects.

We were incorporated on May 1, 2006 to acquire our operating subsidiary, Jiangxi LDK Solar, which was incorporated on July 5, 2005. We commenced construction of our first solar wafer manufacturing plant in Xinyu Hi-Tech Industrial Park of Jiangxi province in China in 2005. We completed the installation of our first set of solar wafer production equipment for trial runs in February 2006 and made our first commercial shipment of solar wafers in April 2006. We completed our IPO in June 2007 with our shares represented by ADSs listed on the New York Stock Exchange. Our operating history may be too short to give you a sufficient basis for evaluating our business, financial performance and prospects. We may not be able to achieve similar results or growth in future periods. Accordingly, you should not rely on our results of operations for any prior periods as an indication of our future performance.

If we are not able to manage our growth effectively, our results of operations may be adversely affected.

In anticipation of the growth in demand for our solar wafers, we have expanded our business operations significantly over the past few years. Although we have revised our expansion plan in light of the current global economic slowdown and crisis in the global financial markets, we still have an expansion plan for the next few years. The success of our business expansion and operational growth will depend upon the general economic environment for the solar industry, our ability to maintain and expand our relationships with customers, suppliers and other third parties, the improvement of our operational and financial systems, enhancement of our internal procedures and controls, increase in our manufacturing capacity and output, and effective recruitment, training and retention of technicians and skilled employees. We cannot assure you that the current global solar markets and prospects will continue to support our expanded production capacity or that our current and planned operations, personnel, systems, internal procedures and controls will be adequate to support our growth. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, successfully execute our business strategies or respond to competitive economic environment and pressures, and our results of operations may be adversely affected.

We may develop excess production capacity and, as a result, our profitability may be adversely affected.

Our expansion and further expansion plan have been based on the projected market demand for solar wafers relative to the insufficient production capacity in the wafer manufacturing segment of the solar industry over the past years. There has been an industry-wide expansion effort to increase the overall wafer production capacity. In connection with our expansion, we have entered into substantial commitments to purchase polysilicon feedstock over the next few years. As of December 31, 2008, these commitments amounted to approximately $165.2 million in the aggregate, with the purchase price subject to periodical renegotiations. In addition, we had invested approximately $1.1 billion in the construction of our own polysilicon production facilities as of December 31, 2008, and expect to invest approximately an additional $609 million to complete the construction. The aggressive expansion over the years and the continued expansion by us and our competitors of the manufacturing capacity may result in significant excess capacity in the wafer segment or in the overall solar industry and, as a result, prices may decline, our utilization ratio may decrease and our results of operations may be adversely affected.

Global supply for PV products may exceed demand, which could cause our wafer prices to decline and adversely affect our margins and net realizable value of our inventories.

Our wafer prices are based on a variety of factors, including global market wafer prices, supply and demand conditions, and the terms of our customer contracts, including sales volumes. Over the years, many PV companies have significantly increased their capacity to meet customer demand. The current global economic slowdown, crisis in the global financial markets and the significant decrease in global petroleum prices have further reduced or delayed the general demand for PV products. According to Solarbuzz, wafer prices in general remained steady during the first three quarters of 2008, but declined significantly in the fourth quarter of 2008 due to the global economic slowdown and crisis in the global financial markets, as well as the excessive supply of solar wafers. The declining wafer prices have had a negative impact on both our sales revenue and the carrying value of our inventories. For the years ended December 31, 2008, we recognized a $302.3 million write-down of our inventories to estimated net realizable values resulting from the decline in wafer selling prices. If wafer prices continue to decline and we are unable to lower our costs in line with the price decline, our gross margins will continue to be adversely affected. If wafer prices continue to decline or we are unable to sell all our production, we may incur further substantial inventory write-down to reflect any further reductions in our net realizable value estimates.

We depend on a limited number of customers for a significant portion of our net sales, and changes in their purchase terms or patterns may cause significant fluctuations or declines in our revenues.

We currently sell our multicrystalline wafers to over 30 customers. They are mostly solar cell and module manufacturers, including Q-Cells AG, or Q-Cells, Canadian Solar Inc., or CSI, Solarfun Power Holdings Co., Ltd., or Solarfun, Gintech Energy Corporation, or Gintech, and Neo Solar Power Corporation, or Neo Solar. For the years ended December 31, 2006, 2007 and 2008, our five largest customers collectively accounted for approximately 70.2%, 42.7% and 48.6%, respectively, of our net sales. Suntech Power Holdings Co., Ltd., or Suntech, and Solarfun contributed 39.7% and 13.9%, respectively, of our net sales for the year ended December 31, 2006. For the year ended December 31, 2007, Solarfun and Q-Cells contributed 12.3% and 10.0%, respectively, of our net sales. For the year ended December 31, 2008, Q-Cells and CSI contributed 20.4%, and 8.2% respectively, of our net sales. We have entered into long-term sales arrangements with some of our major customers, including Hyundai Heavy Industries Co., Ltd., or Hyundai, Solartech Energy Corp., or Solartech Energy, Neo Solar, Q-Cells, Chinalight Solar Co., Ltd., or Chinalight, E-Ton Solar Tech Co., Ltd., or E-Ton, Gintech, General Electric International Inc., or GE Energy, Mosel Vitelic Inc., or Mosel Vitelic, Motech Industries Inc., or Motech, and Solartech Energy. Pursuant to these arrangements we have committed to supply each of them with specific quantities of wafers over the next few years, with some subject to periodic negotiations on prices. In addition, we have entered into a cooperation agreement with Suntech, pursuant to which we have committed to supply to Suntech wafers equal to 40% to 60% of our annual production in each year from 2008 to 2015. Pursuant to this cooperation agreement, we and Suntech have periodically negotiated the specific quantities and prices of wafers to be supplied and, as a result, we have delivered less quantities than provided in the cooperation agreement. We have also entered into framework agreements with other customers that are subject to future quarterly or annual agreements or monthly purchase orders by the parties as to specific terms, including quantity and price. The current global economic slowdown and crisis in the global financial markets have caused a number of our customers to request us to delay our shipments of wafers and certain customers have frequently requested us to re-negotiate the contract price. Any significant deviation from the contract terms on our customers’ part or our inability to negotiate or renegotiate acceptable quantities, prices and delivery terms from time to time with our customers may disrupt our operations and materially adversely affect our financial results.

We will continue to rely on a relatively small number of customers for a significant portion of our net sales for the foreseeable future. Under the current global economic downturn, there can be no assurance that any of these customers will continue to purchase significant quantities of, or any, wafers from us. Some customers have requested us to delay our shipments of wafers, and we had to find alternative customers for these wafers. If this trend continues, or if our customers decide to expand upstream into the solar wafer business, our sales to such customers would be adversely affected. In addition, because of our reliance on a limited number of customers, any of the following events may cause material fluctuations or declines in our net sales and profits:

•	reductions, delays or cancellations of purchase orders from one or more of our significant customers;

•	loss of one or more of our significant customers and our failure to identify additional or replacement customers; and

•	failure of any of our significant customers to make timely payments for our products.

If we fail to develop or maintain our customer relationships with these and other customers, or if any of our major customers encounters difficulties in its operations or reduces its purchases of our products, it may be difficult for us to find alternative customers on a timely basis and on commercially reasonable terms or at all, which may have an adverse effect on our revenue and profitability.

Current global economic slowdown, crisis in the global financial markets and the volatility of petroleum prices have negatively impacted, and may continue to negatively impact, our business and our ability to obtain necessary financing for our operations.

The current global economic slowdown and turmoil in the global financial markets have resulted in a general credit crunch, an increased level of commercial and consumer delinquencies, lack of consumer confidence and increased market volatility. The slowdown of worldwide economy has also caused a rapid slide in petroleum and natural gas prices. In December 2008, the price of oil on the New York Mercantile Exchange fell below $35 per barrel, a decline from the record high above $147 per barrel in July 2008. The decline in conventional energy prices may encourage the use of conventional energy at the expense of the cleaner but higher-cost alternative forms of energy such as the solar power and, therefore, adversely impact our customers’ activity levels and demand for our products. The negative impact of the current global economic slowdown on our business is manifold. For example:

•	the uncertain economic prospect and tightened credit markets have resulted in a lower demand for our solar wafers, more requests from customers for delay in our wafer shipments, and an increase in our accounts receivable;

•	the declining wafer prices have caused a decline in our sales revenue, a decline in our profit margin and a write-down of our inventories; and

•	the delays (voluntary or at our request) or defaults by our suppliers in shipment of our contracted feedstock and equipment have either prolonged our exposure with respect to the prepayments we made to the suppliers or led to provisions that we have to make for doubtful recoveries.

The global economic slowdown and financial market turmoil may continue to adversely impact our suppliers and customers and the end-users of the PV products, which may lead to a further decrease in the general demand for our products and a further erosion of their selling prices.

The current global financial markets turmoil and the tightening of credit due to the rampant lack of liquidity have also negatively impacted our liquidity and our ability to obtain additional financings. We have significantly scaled back our original expansion plan, not only because of the slowdown of the global economy and its anticipated impact on our solar industry, but also due to the tightened credit market that is making it difficult for us to access affordable financing for the capital expenditure and working capital needs in our expansion plan. We formulated our aggressive wafer production expansion plan and our greenfield polysilicon manufacturing plan during the time when the global economy was going strong and the PV industry growing rapidly. Despite our significant scale-back and slow-down with respect to these projects, we have substantially implemented such expansion and construction plans. We have been able to finance a substantial portion of our wafer production expansion and polysilicon plant construction by relying on short-term bank loans and prepayments from our customers. Although PRC commercial banks have made short-term financings generally available to us, it is almost impossible to secure long-term financings from them for our projects without the project approval of NDRC in China. The current global financial markets crisis and the unavailability of long-term financing in China have adversely impacted, and will continue to adversely impact, our liquidity, capital expenditure financing and working capital. You may find additional information on our liquidity and financial condition in the risk factors entitled “— We require a significant amount of cash to fund our future capital expenditure requirements and working capital needs; if we cannot obtain additional sources of liquidity when we need it, our growth prospects and future profitability may be materially adversely affected” and “— We have substantial existing indebtedness and may incur substantial indebtedness in the future, which could adversely affect our financial condition and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations” below as well as “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” in this report. If the current global economic slowdown and financial market crisis continue on a sustained basis, they will materially adversely impact the demand for our products and materially adversely affect our ability to obtain necessary financing for our operations, thereby causing damage to our financial condition and results of operations.

We require a significant amount of cash to fund our future capital expenditure requirements and working capital needs; if we cannot obtain additional sources of liquidity when we need it, our growth prospects and future profitability may be materially adversely affected.

We require a significant amount of cash to fund our operations. In particular, we will need substantial additional funding to finance the construction of our polysilicon production plant and the expansion of our wafer production capacity, and our working capital requirements, including payments to suppliers to secure our polysilicon feedstock requirements. We will also need cash resources to fund our research and development activities in order to remain competitive on cost and technology. Historically, we have in part relied on substantial short-term bank borrowings and advance payments from customers to finance our working capital requirements. We will need additional debt or equity financing to finance our planned wafer production capacity expansion, construction of our polysilicon facilities and working capital requirements. In addition, future acquisitions, expansions, market changes or other developments may cause us to require additional financing. Our ability to obtain external financing in the future is subject to a number of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by companies in our industry;

•	economic, political and other conditions in China and elsewhere; and

•	development and duration of the current global economic slowdown and financial market crisis.

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

As of December 31, 2008, our outstanding indebtedness amounted to approximately $1.2 billion, including $400 million of our convertible senior notes we issued in April 2008. We may from time to time incur substantial additional indebtedness. If we or our subsidiaries incur additional debt, the risks that we face as a result of such indebtedness and leverage could intensify. Our substantial existing indebtedness and any increase in the amount of our indebtedness could adversely affect our financial condition and our ability to generate sufficient cash. For example, it could:

•	increase our vulnerability to adverse general economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to servicing and repaying indebtedness, thereby reducing the availability of cash flow to fund working capital, capital expenditures, dividend payments and other general corporate purposes;

•	limit our flexibility in planning for or reacting to changes in the businesses and the industries in which we operate;

•	place us at a competitive disadvantage compared to those competitors which have less debt;

•	limit, along with the financial and other restrictive covenants of such indebtedness, our ability to borrow additional funds; and

•	increase the cost of additional financing.

Our ability to generate sufficient cash to satisfy our outstanding and future debt obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. We may not be able to generate sufficient cash flow to meet our anticipated operating expenses or to service our debt obligations as they become due.

For the years ended December 31, 2006 and 2007, our net cash outflow from operating activities was $57.1 million and $80.7 million, respectively. Although we recorded a positive net cash flow of $333.1 million from operating activities for the year ended December 31, 2008, we cannot assure you that we will continue to have positive net cash flows from operating activities in the future. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing existing indebtedness or seeking infusion of equity capital. These strategies, if implemented, may not be instituted on satisfactory terms and may not be effective in addressing the deficiencies as intended. Any of these constraints upon us could materially adversely affect our ability to satisfy our obligations.

Our customers may not prepay for their orders.

We have required, and continue to require, most of our customers to prepay a portion of the purchase price of their orders. Advance payments from customers increased from $40.0 million in the year ended December 31, 2006 to $208.8 million in the year ended December 31, 2007, and to $744.0 million in the year ended December 31, 2008. Such prepayment arrangements with our customers have historically allowed us to prepay our suppliers with less reliance on borrowings to cover our cash needs for working capital. The current global economic slowdown and financial market crisis have made this practice less likely to be sustainable. Some of our customers have requested a reduction in prepayments, and some others have started to insist on payment upon delivery of goods. Our accounts receivable, however, increased significantly from $40.3 million as of September 30, 2008 to $94.7 million as of December 31, 2008. Should this trend continue, our cash flows and business operations may be materially adversely affected as we may then be forced to raise more cash, due to longer accounts receivable turnover days.

Failure to secure sufficient quantities of polysilicon feedstock on commercially reasonable terms could adversely affect our business and results of operations.

Solar-grade polysilicon feedstock is an essential raw material in manufacturing our multicrystalline solar wafers. Our operations depend on our ability to procure sufficient quantities of solar-grade polysilicon on a timely basis and on commercially reasonable terms. Polysilicon is also an essential raw material for the semiconductor industry, which requires polysilicon of higher purity than that for the solar industry. The significant growth of the solar wafer industry and the competing demand and buying power of the semiconductor industry have resulted in an industry-wide shortage in solar-grade polysilicon and a significant increase in solar-grade polysilicon prices over the past few years. According to Solarbuzz, spot polysilicon prices fluctuated widely in 2008 from $150 per kilogram to $450 per kilogram with a downward trend toward the year end. Currently, we have polysilicon inventories and supply commitments that we believe will satisfy currently estimated polysilicon requirements during the first half of 2009. However, some of our polysilicon supply agreements are subject to fluctuating market prices or price negotiations with our suppliers. In addition, suppliers may delay or default in their delivery obligations under the supply agreements, as we have disclosed in the risk factor “— There are a limited number of suppliers of virgin polysilicon feedstock and failure or delay by any of our polysilicon suppliers in delivering supplies to us could adversely impact our production and delivery schedule and harm our reputation” below. We cannot assure you that we will continue to be able to acquire polysilicon in sufficient quantities and on commercially reasonable terms or that we will be able to pass any increased costs of polysilicon to our customers. If we fail to do so, our business and profitability will be adversely affected.

There are a limited number of suppliers of virgin polysilicon feedstock and failure or delay by any of our polysilicon suppliers in delivering supplies to us could adversely impact our production and delivery schedule and harm our reputation.

Polysilicon manufacturing is a highly concentrated industry and there are only a limited number of virgin polysilicon producers in the world. According to Solarbuzz, the largest five virgin polysilicon producers had a combined production capacity of approximately 66% of the global production capacity of polysilicon in 2008. These virgin polysilicon producers not only provide polysilicon feedstock to the solar industry but are also the sources of polysilicon feedstock for the semiconductor industry. Although a small portion of our polysilicon feedstock consists of virgin polysilicon, the suppliers of our remaining requirements in the form of recyclable polysilicon also rely on the virgin polysilicon producers for their polysilicon raw materials. From time to time we have experienced delays or defaults by some of our polysilicon suppliers in delivering supplies to us. For example, we entered into a supply contract in late 2006 to purchase polysilicon from Technischer Warenhandel Heller and NCA Fortin Inc., as co-sellers, from 2006 to 2011. Pursuant to the terms of the contract, we paid an aggregate of $3.0 million as our deposits and prepayments with respect to the shipments of polysilicon feedstock scheduled for delivery. Technischer Warenhandel Heller and NCA Fortin Inc. eventually failed to consummate the transaction. Although Technischer Warenhandel Heller and NCA Fortin Inc. have refunded all of our deposits and prepayments, we had to replace their committed quantities of polysilicon from other sources. Material or prolonged delays or defaults such as these could adversely impact our production and delivery schedule and harm our reputation. If we fail to develop or maintain our relationships with polysilicon suppliers, or should any of our major suppliers encounter difficulties in its production or shipment of polysilicon feedstock to us, whether due to natural disasters, labor unrest or any other reason, it will be difficult for us to find alternative sources on a timely basis and on commercially reasonable terms. In that event, we may be unable to manufacture and sell our products in the required quantities and on a timely basis. As a result, our production and delivery schedules may be adversely affected and our reputation may be harmed.

Our suppliers, particularly virgin polysilicon suppliers, require us to make prepayments from time to time. We make these prepayments, without receiving any collateral, in order to secure stable supply of polysilicon. As of December 31, 2008, our prepayments to polysilicon suppliers amounted to $104.8 million. Some of our suppliers have failed to meet their delivery schedule in the past. In addition, because we have embarked on our own polysilicon manufacturing program, the perceived competition from us may inhibit virgin polysilicon suppliers from supplying us with polysilicon. If our suppliers fail or become unwilling to deliver the polysilicon we have ordered on time or at all and do not return our prepayments, our results of operations may be adversely affected. We recognized a provision for doubtful recoveries of $20.6 million for prepayments to suppliers for the year ended December 31, 2008. In addition, we may not be able to find alternative sources of polysilicon, which could adversely affect our business and results of operations.

In order to secure supplies of polysilicon, we have entered into substantial long-term contractual commitments to purchase polysilicon from various suppliers. As of December 31, 2008, these purchase commitments amounted to approximately $165.2 million. You may find additional information on our purchase commitments in “Item 5. Operating and Financial Review and Prospects — F. Tabular Disclosure of Contractual Obligations” in this report. Our polysilicon purchase commitments are generally on a “take or pay” basis, so that we are required to purchase the contracted supplies of polysilicon even if we are unable to use them. Therefore if our wafer production and sales and polysilicon requirements do not grow as expected, these purchase commitments could have a material adverse effect on our financial condition and results of operations.

Failure to complete our polysilicon production plant and bring it up to full operation within budget and on schedule could adversely affect our results of operations and our business expansion strategies.

We commenced the construction of our polysilicon production plant in August 2007. This plant is located near our current solar wafer manufacturing facilities in Xinyu Hi-Tech Industrial Park. Our polysilicon production plant consists of two factories, one with an estimated annual installed polysilicon production capacity of 15,000 metric tons and the other with an estimated annual installed polysilicon production capacity of 1,000 metric tons. We completed the first production run in the 1,000-metric-ton factory in January 2009 and completed equipment installation for an annualized polysilicon production capacity of 5,000 metric tons with respect to the 15,000-metric-ton factory. Our total construction cost for the polysilicon plant incurred as of December 31, 2008 was approximately $1.1 billion. We estimate that an additional amount of approximately $609 million is required to complete construction of the polysilicon plant. We may face cost overruns if the actual cost exceeds our budget. We expect to produce approximately between 2,000 and 3,000 metric tons of polysilicon in 2009. In addition, we have to largely rely on contractors, consultants, managers and technicians that we have recently hired or will hire from the industry to construct, complete and operate this plant. We also rely on manufacturing equipment that we have contracted to import for our polysilicon production operations. In addition, polysilicon production is a capital intensive business. We have expended and will continue to expend significant financial and other resources in order to construct, start-up, test-run and ramp up our new line of business. Apart from the risks described above, our ability to successfully construct and ramp up our polysilicon production plant is subject to various other risks and uncertainties, including:

•	the need to procure additional equipment at reasonable cost and on a timely basis;

•	the need to raise additional funds to finance the construction and ramp-up of the polysilicon plant, which we may be unable to obtain on reasonable terms or at all;

•	construction delays, delays in equipment deliveries and cost overruns;

•	our ability to install and implement the trichlorosilane, or TCS, and hydrogen chloride, or HCI, facilities and closed-loop systems for each of our polysilicon manufacturing factories;

•	difficulties in recruiting and training additional skilled employees, including technicians and managers at different levels;

•	diversion of significant management attention and other resources; and

•	delays or denials of required approvals, including environmental approvals, for our land acquisition and plant construction by relevant government authorities.

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

We may not succeed in producing polysilicon cost-effectively.

We do not have operating experience in polysilicon production and may, therefore, face significant operational challenges in our polysilicon production. The technology used to manufacture polysilicon is complex, requires costly equipment and is continuously being modified in an effort to improve yields and product performance. Microscopic impurities such as dust and other contaminants, difficulties in the manufacturing process, disruptions in the supply of utilities or defects in the key materials and tools used to manufacture polysilicon could interrupt manufacturing, reduce yields or cause a portion of the polysilicon unusable for our wafer production. If we are unable to build our polysilicon production capability on a timely basis, or if we face technological difficulties in our production of polysilicon, we may be unable to achieve cost-effective production of polysilicon to satisfy our wafer production needs.

Our effective capacity and ability to produce high volumes of polysilicon depend on the cycle time for each batch of polysilicon. We may encounter problems in our manufacturing process or facilities as a result of, among other things, production failures, construction delays, human error, equipment malfunction or process contamination, all of which could seriously harm our operations. We may experience production delays if any modifications we make in the manufacturing process to shorten cycles are unsuccessful. Moreover, any failure to achieve acceptable production level and cost may cause our wafers not to be competitively priced, which could adversely affect our business, financial condition and results of operations.

The manufacture of polysilicon presents operational difficulties and dangers which could materially adversely affect our business, operating results and financial condition.

Production of polysilicon requires the use of volatile materials and chemical reactions sensitive to temperature, pressure and external controls to maintain safety and provide commercial production yields. For example, in the production of polysilicon we plan to use TCS, which is a type of chlorosilane gas that, when purified, can be highly combustible upon contact with air and is therefore potentially destructive and extremely dangerous if mishandled or used in uncontrolled circumstances. The occurrence of a catastrophic event involving chlorosilane gas as a result of a natural disaster or human error or otherwise at one of our polysilicon production facilities could threaten, disrupt or destroy a significant portion or all of our polysilicon production capacity at such facility for a significant period of time. Additionally, our polysilicon production facilities, in particular, are highly reliant on our ability to maintain temperatures and pressure at appropriate levels, the availability of adequate electricity and our ability to control the application of such electricity. Accordingly, mistakes in operating our equipment or an interruption in the supply of electricity at our production facilities could result in substantial shortfalls in production and could reduce our production capacity for a significant period of time. Damage from any such events or disruptions may not be adequately covered by insurance, and could also damage our reputation, any of which could have a material adverse effect on our business, operating results and financial condition.

We may not be able to complete our hydrogenation process and in-house TCS production facilities within our expected timeframe and budget, or at all, and in-house TCS production may not be more cost-efficient than purchasing TCS from third party suppliers.

TCS is one of the main and most costly raw materials in the production of polysilicon. We intend to reduce costs of producing polysilicon by producing TCS internally. We are constructing TCS production facilities on the site of our polysilicon production plant, which are designed to meet the top-up requirement in our closed-loop polysilicon production process. However, the production of TCS is difficult and requires strict controls over the management of raw materials and over the production process itself. We have no previous experience in the production of TCS. Therefore, we cannot assure you that we will complete our TCS production facilities within the expected timeframe and budget, or at all, or that our own production of TCS will be more cost-efficient than purchasing TCS from third party suppliers. Any failure to complete our TCS production facilities may have a material adverse effect on our business, prospects, financial condition and results of operations.

We may not be able to significantly increase our wafer production capacity or output in order to increase our sales and gain additional market share.

We have significantly increased our wafer production capacity and output over the years in order to meet the growing demand of our customers. As of December 31, 2008, we had an annual wafer production capacity of approximately 1.46 GW. All of our wafer production facilities were operating at close to full capacity up to the end of 2008. Our present strategy includes a measured expansion of our wafer production capacity. To accommodate such expansion plan, we have acquired additional land adjacent to our current production site at Xinyu Hi-Tech Industrial Park and are constructing additional manufacturing facilities on the acquired land. Our expansion plan requires a substantial increase in our wafer production and ancillary equipment. We have entered into contracts to purchase additional equipment that is expected to be sufficient for our planned multicrystalline wafer production capacity expansion in 2009. If any of our equipment manufacturers fails to deliver, or delays its delivery of, our equipment for any reason, the implementation of our expansion plan may be adversely affected. In addition, there is a limited supply of the principal wafer manufacturing equipment we use and we may not be able to replace our providers for the required equipment at reasonable costs and on a timely basis to implement our expansion plan.

We cannot assure you that we will be able to implement the business expansion plan for our wafer production on a timely basis or at all. Our ability to successfully implement the business expansion plan for our wafer production to establish additional manufacturing capacity and to increase our output and sales is subject to various risks and uncertainties, including:

•	the need to procure additional wafer production equipment at reasonable cost and on a timely basis;

•	the need to procure sufficient supplies of polysilicon feedstock, consumables and other materials at reasonable cost and on a timely basis;

•	the need to raise additional funds to finance our purchase of additional polysilicon feedstock and equipment and the construction of additional manufacturing facilities, which we may be unable to obtain on reasonable terms or at all;

•	construction delays and cost overruns;

•	difficulties in recruiting and training additional skilled employees, including technicians and managers at different levels;

•	diversion of significant management attention and other resources; and

•	delays or denials of required approvals for our land acquisition and plant construction, including environmental approvals, by relevant government authorities.

Our wafer production expansion plan contemplates a significant increase in production capacity. As we disclosed in the risk factors entitled “— We may develop excess production capacity and, as a result, our profitability may be adversely affected” and “— Global supply for PV products may exceed demand, which could cause our wafer prices to decline and adversely affect our margins and net realizable value of our inventories”

above, we cannot assure you that we can successfully implement our expansion plan or manage such an expanded capacity. If we fail, or encounter significant delays in our efforts, to establish or successfully utilize additional manufacturing capacity or to increase our manufacturing output, we will be unable to increase our sales and capture additional market share, and our results of operations will be adversely affected.

We do not yet have NDRC approval for the full capacity of our polysilicon production plant and failure to obtain such approval could adversely affect our growth and profitability.

We have obtained approval from the National Development and Reform Commission, or NDRC, in China to produce with respect to a portion of our planned aggregate annual production capacity at our polysilicon production plant and our wafer production facilities. We intend to apply for approval from NDRC for an additional annual production capacity in line with our expansion plan. Such approval is required before we can increase our investment to construct the additional production capacity and commence construction of such facilities. If we are not able to obtain such approval, we will not be able to achieve our planned annual polysilicon production capacity of 16,000 metric tons, which could delay our expansion and could adversely affect our growth and profitability.

Reduction or elimination of government subsidies and economic incentives for the solar power industry could cause demand for our products to decline, thus adversely affecting our business prospects and results of operations.

Growth of the solar power market, particularly for on-grid applications, depends largely on the availability and size of government subsidies and economic incentives. At present, the cost of solar power substantially exceeds the cost of conventional power provided by electric utility grids in many locations around the world. Various governments have used different policy initiatives to encourage or accelerate the development and adoption of solar power and other renewable energy sources. Renewable energy policies are in place in the European Union, most notably Germany, certain countries in Asia, including China, Japan and South Korea, and many of the states in Australia and the United States. Examples of government-sponsored financial incentives include capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end-users, distributors, system integrators and manufacturers of solar power products to promote the use of solar power in both on-grid and off-grid applications and to reduce dependency on conventional forms of energy. Governments may decide to reduce or eliminate these economic incentives for political, financial or other reasons. Government subsidies have been reduced in a few countries including Spain and may be further reduced or eliminated in the future. Reductions in, or eliminations of, government subsidies and economic incentives before the solar power industry reaches a sufficient scale to be cost-effective in a non-subsidized marketplace could reduce demand for our products and adversely affect our business prospects and results of operations. In addition, reductions in, or eliminations of, government subsidies and economic incentives may cause the prices for the products of our customers to decline and we may in turn face increased pressure to reduce the sale price of our wafers. To the extent any price decline cannot be offset by further reduction of our costs, our profit margin will suffer.

We operate in a competitive market against players with greater resources and more advanced technologies and we may not be able to compete successfully.

The solar wafer manufacturing market is highly competitive. Our competitors include international players such as affiliates of BP plc, or BP Solar, Deutsche Solar AG, a unit of SolarWorld AG, or Deutsche Solar, Ersol Solar Energy AG, or Ersol, Evergreen Solar Inc., or Evergreen Solar, Green Energy Technology, Inc., or Green Energy, JFE Steel Corporation, or JFE, Kyocera Corporation, or Kyocera, M.SETEK Co. Ltd., or M.SETEK, PV Crystalox Solar AG, or PV Crystalox, Renewable Energy Corporation ASA, or REC, Sino-American Silicon Products Inc., or Sino-American Silicon, Sumitomo Mitsubishi Silicon Corporation, or SUMCO, as well as companies located in China such as Glory Silicon Energy Co., Ltd, or Glory Silicon, Jiangsu Shunda PV-Tech Co., Ltd., or Shunda, Jinggong P-D Shaoxing Solar Energy Technology Co., Ltd., or Jinggong P-D, Jinglong Industry and Commerce Group., Ltd., or Jinglong, ReneSola Ltd., or Renesola, Solargiga Energy Holdings Limited, or Solargiga, and Tianwei Yingli New Energy Resources Co., Ltd., or Tianwei Yingli, and Trina Solar Limited. Recently, upstream polysilicon manufacturers as well as downstream PV cell makers have also started to expand into wafer production business, such as MEMC Electronic Materials, Inc., or MEMC, Motech, NorSun AS, or NorSun, Q-Cells, Wacker

Chemie AG, or Wacker, and Wacker Schott Solar GmbH, or Wacker Schott Solar. Many of our current and potential competitors have a longer operating history, better name recognition, greater resources, larger customer base, better access to polysilicon feedstock and greater economies of scale than we do. In addition, most of our competitors are integrated players in the solar industry that also engage in the production of virgin polysilicon, PV cells and/or modules. Their business models may give them competitive advantages as these integrated players place less reliance on the upstream suppliers and/or downstream customers in the value chain. A number of our customers and suppliers are also our competitors. We currently have no plans to expand into the production of PV cells or modules, and we have entered into non-competition agreements with some of our customers, pursuant to which we have agreed not to engage in the production of solar cells or modules based on current wafer technology for approximately 10 years. Furthermore, due to the global economic slowdown and global financial crisis, the competition within our industry has intensified. The key barriers to entry into our industry at present consist of access to supplies of solar-grade polysilicon, availability of financing and availability of various production equipment, such as ingot-producing directional solidification system furnaces, or DSS furnaces, and wafering equipment. If these barriers disappear or become more easily surmountable, new competitors may successfully and more easily enter our industry, resulting in loss of our market share and increased price competition.

We also compete with alternative solar technologies. Some companies have spent significant resources in the research and development of proprietary solar technologies that may eventually produce PV products at costs similar to, or lower than, those of multicrystalline wafers without compromising product quality. For example, they are developing or currently producing PV products based on thin-film PV materials, which require significantly less polysilicon to produce than multicrystalline solar products. These alternative PV products may cost less than those based on multicrystalline technologies while achieving the same level of conversion efficiency. Our founder, chairman, chief executive officer and controlling shareholder, Mr. Xiaofeng Peng, in his personal capacity, and his family members are engaged in certain alternative energy projects, including a project involving thin-film technology. In addition, Mr. Peng and his family may invest or otherwise participate in their personal capacity in other alternative energy projects, such as projects involving solar thermal, wind energy and biofuels. We have decided not to enter into the thin film module production.

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

We rely on a limited number of equipment suppliers for all of our principal manufacturing equipment and spare parts, including our DSS furnaces, squarers that we use to cut multicrystalline ingots into smaller blocks, wafering wire saws that we use to slice these blocks into wafers and polysilicon reactors and converters that produce polysilicon with solar-grade purity. In addition, we rely on a limited number of suppliers for the consumables, such as crucibles and slurry, that we use in our wafer production. Our equipment suppliers include Chemical Design Inc., or CDI, GT Solar Incorporated, or GT Solar, Applied Materials, Inc., or Applied Materials, JYT Corporation, Meyer Burger AG, or Meyer Burger, and Sinocon Machinery Company. These suppliers have supplied most of our current equipment and spare parts, and we will also rely on them to provide a substantial portion of the principal manufacturing equipment and spare parts contemplated in our expansion program including polysilicon production. If we fail to develop or maintain our relationships with these and other equipment or consumables suppliers, or should any of our major equipment or consumables suppliers encounter difficulties in the manufacturing or shipment of its equipment or consumables to us, including due to natural disasters or otherwise fail to supply equipment or consumables according to our requirements, it will be difficult for us to find alternative providers for such equipment or consumables on a timely basis and on commercially reasonable terms. For example, in the first quarter of 2008, we experienced delays in the shipments of certain wafer production equipment, and such delays adversely affected the implementation of our expansion plan and our production schedule.

We have entered into agreements to purchase some of our key equipment and consumables from domestic suppliers. In particular, we have entered into an agreement with JYT Corporation to purchase 580 DSS furnaces for multicrystalline ingot production, which will be used for our wafer facility expansion. JYT Corporation has limited experience in producing DSS furnaces. To date, we have taken delivery of 61 DSS furnaces from JYT Corporation. Although we believe the domestic DSS furnaces we have purchased and have contracted to purchase are of similar quality as those we have sourced from foreign suppliers, we cannot assure that these locally made DSS furnaces and crucibles will perform at similar quality and reliability levels, and that the wafers we produce using such equipment and consumables will be of same quality. In the event that our equipment and crucibles lead to defective or substandard wafers, our business, financial condition and results of operations could be adversely affected.

If we are unable to fulfill our commitments to customers or customer orders on a timely basis, we may lose customers, our reputation may be damaged, and we may face penalties for breach of contracts.

We have experienced delays in fulfilling purchase orders from some of our customers due to shortages in supplies of polysilicon feedstock and constraints in our production capacity. For example, during the first quarter of 2007, our production was interrupted because we temporarily shut down our DSS furnaces to install safety kits provided by GT Solar, manufacturer of such DSS furnaces. In early 2008, we also experienced delays in the delivery of our products due to logistics disruptions as a result of the snow storms in China. In addition, our ability to meet existing contractual commitments to our customers depends on the successful and timely implementation of our expansion plan. If we are unable to fulfill our commitments to customers or customer orders on a timely basis, we may lose our customers and our reputation may be damaged. Moreover, our contracts with our customers sometimes provide for specified monetary damages or penalties for non-delivery or failure to meet delivery schedules or product specifications. If any of our customers invokes these clauses against us, we may need to defend against the relevant claims, which could be time-consuming and expensive. We may be found liable under these clauses and be required to pay damages.

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

In October 2007, our former finance controller, Charley Situ, alleged that we incorrectly reported our inventories of silicon feedstock. As a result of Mr. Situ’s allegations, several securities class action lawsuits were filed against us and several of our current officers and directors during October 2007 in the U.S. District Courts in the Northern District of California and the Southern District of New York. Those actions have been consolidated into a single action, pending in the Northern District of California, entitled In re LDK Solar Sec. Litig., Case No. C07-05182 WHA. The complaints seek relief on behalf of a class of persons who purchased our securities from June 1, 2007 to October 7, 2007 and allege that we overstated our inventory, among other things. We believe the allegations in the securities lawsuits are without merit and filed motions to dismiss the complaints in April 2008. On May 29, 2008, the United States District Court Northern District of California denied our motions to dismiss. We filed a motion for reconsideration on June 13, 2008 but the motion was denied again by the court on July 14, 2008. We filed an additional motion to dismiss counts against certain of the individual defendants on July 21, 2008. On August 21, 2008, the plaintiffs conceded to the dismissal of all claims against Jiangxi LDK Solar and certain claims against two individual directors. On January 28, 2009, the court issued an order to approve a class of all persons who purchased our ADSs, call options for our ADSs or sold put options for our ADSs during the class period of June 1, 2007 through October 7, 2007. We plan to continue to vigorously defend these lawsuits.

In addition, several of our officers and directors are defendants in another lawsuit, pending in California Superior Court, Santa Clara County, entitled Sean Coonerty v. Xiaofeng Peng, et al., Case No. 108CV103758. This derivative lawsuit alleges claims of breach of fiduciary duty and unjust enrichment based on the same allegations contained in the securities lawsuit, repeating Mr. Situ’s allegations that the feedstock inventory was overstated, and seeks damages in an unspecified amount on behalf of our company. This lawsuit is at its early stage, and our officers and directors have not responded to the complaint.

In response to Mr. Situ’s allegations, in October 2007, we formed an internal committee to investigate the allegations and conduct an immediate physical inventory count of our polysilicon materials. We found no material discrepancies as compared to our financial records. We believe that Mr. Situ’s allegations have no merit. Additionally, the independent directors of our audit committee conducted an independent investigation into the allegations made by Mr. Situ. The independent investigation was primarily conducted by our audit committee’s independent counsel, a major U.S. law firm, and forensic accountants from a “big four” independent accounting firm that was separate from our external auditors, as well as independent experts in the evaluation of silicon feedstock and the production of multicrystalline solar wafers. The independent investigation found no material errors in our stated silicon inventory quantities as of August 31, 2007, and concluded that Mr. Situ’s allegations of an inventory discrepancy were incorrect because he had not taken into account all locations where we stored our silicon feedstock. The independent investigation further concluded that we were using each of our various types of silicon feedstock in the production of our multicrystalline solar wafers, and that a provision for obsolete or excess silicon feedstock was not required. It is not possible for us to reasonably estimate the amount of loss, if any, we would incur in the event of an unfavorable outcome from the resolution of this litigation.

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

Our success depends on the continued services of our executive officers and key personnel, in particular Mr. Xiaofeng Peng, our founder, chairman and chief executive officer. We do not maintain key-man life insurance on any of our executive officers and key personnel. If one or more of our executive officers and key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. As a result, our business may be severely disrupted and we may have to incur additional expenses in order to recruit and retain new personnel. In addition, if any of our executives joins a competitor or forms a competing company, we may lose some of our customers. Each of our executive officers and key personnel has entered into an employment agreement with us that contains confidentiality and non-competition provisions. However, if any dispute arises between our executive officers or key personnel and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, that these agreements could be enforced in China where most of our executive officers and key personnel reside and hold most of their assets. You may find additional information in the risk factor entitled “— Risks Relating to Business Operations in China — The uncertain legal environment in China could have a negative impact on our business and prospects and also limit the legal protections available to you” below. In addition, our founder, chairman, chief executive officer and controlling shareholder, Mr. Peng, in his personal capacity, and his family members are engaged in certain alternative energy projects, including a project involving thin-film technology. Mr. Peng and his family may invest or otherwise participate in their personal capacity in other alternative energy projects, such as projects involving solar thermal, wind energy and biofuels. To the extent that Mr. Peng devotes significant time to any such projects, it may reduce his time and services devoted to our company as chairman and chief executive officer, which could materially adversely affect our business. You may find additional information in “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management” in this report.

Our principal shareholder, Mr. Xiaofeng Peng, has substantial control over our company and his interests may not be aligned with the interests of our shareholders; Mr. Peng is engaged in a thin-film solar project and has pledged a significant portion of his equity interests in our company to finance his investment in the project and may pledge or sell additional equity in our company for such purpose.

Mr. Peng, our founder, chairman and chief executive officer, currently beneficially owns, through LDK New Energy Holding Limited, or LDK New Energy, his wholly owned British Virgin Islands company, 75,585,796 of our shares, representing approximately 66.8% of our outstanding share capital. As such, Mr. Peng will have substantial control over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, dividend policy and other significant corporate actions. Mr. Peng may take actions that are not in the best interest of our company or our shareholders and other securities holders. For example, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. On the other hand, if Mr. Peng is in favor of any of these actions, these actions may be taken even if they are opposed by our other shareholders, including you and those who invest in our ADSs.

Mr. Peng, in his personal capacity, and his family members are engaged in certain alternative energy projects, including a project involving thin-film solar technology. LDK New Energy is the beneficial owner of all of the equity interest of this thin-film solar company. LDK New Energy has obtained loan facilities from financial and banking institutions to finance its investment in the thin-film solar project. These financing arrangements have been so structured that LDK New Energy would be required to pledge additional shares or other collateral if the market value of the pledged shares does not meet specified levels. The decline of the closing prices of our shares on the New York Stock Exchange during the past months has triggered a series of margin calls. As of the date of this report, LDK New Energy has pledged up to 45,000,000 of our shares to secure such loan facilities. You may find additional information under “Item 7. Major Shareholders and Related Party Transactions — A. Major Shareholders” in this report. Mr. Peng may from time to time obtain additional loans that are secured by additional shares in our company, or sell shares in our company, to finance the thin-film solar project or for other purposes. The continuation and/or deterioration of the current global economic slowdown and financial market crisis could trigger additional margin calls for these loan facilities, and failure or delay by Mr. Peng in promptly responding to such margin calls could result in the sale or other disposition of some or all of these pledged shares and potentially a change of control of our company as a consequence.

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

The solar power industry is characterized by evolving technologies and standards. These technological evolutions and developments place increasing demands on the improvement of our products, such as higher PV efficiency and larger and thinner wafers. Other companies may devise production technologies that enable them to produce crystalline wafers that could yield higher PV conversion efficiencies at a lower cost than our products. Some of our competitors are developing alternative and competing solar technologies that may require significantly less silicon than crystalline solar cells and modules, or no silicon at all. Technologies developed or adopted by others may prove more advantageous than ours for commercialization of solar products and may render our products obsolete. For example, thin-film solar technology is being developed as an alternative method of producing solar power products as compared to our crystalline wafer-based solar technology and products. In addition, further developments in competing polysilicon production technologies may result in lower manufacturing costs or higher product performance than those achieved from Siemens processes, including the one we employ. As a result, we may need to invest significant resources in research and development to maintain our market position, keep pace with technological advances in the solar power industry and effectively compete in the future. Our failure to further refine and enhance our products or to keep pace with evolving technologies and industry standards could cause our products to become uncompetitive or obsolete, which could in turn reduce our market share and cause our net sales and profits to decline.

Unexpected equipment failures or accidents, including the release of hazardous materials, may lead to production curtailments or shutdowns, personal injuries or damage to properties.

Our wafer manufacturing and polysilicon production processes use hazardous equipment, such as reactors, DSS furnaces, squarers and wire saws. Such equipment requires skills and experience for safe operation. We could experience events such as equipment failures, explosions or fires due to employee errors, equipment malfunctions, accidents, interruptions in electricity or water cooling supplies, natural disasters or other causes. In addition, such events could cause damage to properties, personal injuries or even deaths. As a result, we may in the future experience production curtailments or shutdowns or periods of reduced production, which would negatively affect our results of operations. In addition, our polysilicon operations will involve the use, handling, generation, processing, storage, transportation and disposal of hazardous materials, which may result in fires, explosions, spills and other unexpected or dangerous accidents causing personal injuries or death, property damage, environmental damage and business interruption. Any such event could result in civil lawsuits or regulatory enforcement proceedings, which in turn could lead to significant liabilities.

Our strategy includes possible alliances and acquisitions and our failure to successfully implement this strategy could have a material adverse effect on our business.

As part of our strategy, we intend to consider entering into strategic acquisitions and investments and establishing strategic alliances with third parties in the solar industry. For example, in January 2008, we acquired 33.5% of Jiangxi Sinoma, a Xinyu-based crucibles manufacturer, from Xinyu Chengdong Investment and Construction Co., Ltd. for the consideration of approximately Rmb 16.8 million. In April 2009, we formed a joint venture with Q-Cells to focus on solar power generation systems and the market development of such systems. We may engage in similar or other acquisitions and investments that will complement our expansion strategies. Strategic acquisitions, investments and alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information and loss of control of operations that are material to our business. Moreover, strategic acquisitions, investments and alliances may be expensive to implement and subject us to the risk of non-performance by a counterparty, which may in turn lead to monetary losses that may materially adversely affect our business.

Product defects could result in increased costs, damage to our reputation and loss of revenues and market share.

Our products may contain defects that are not detected until they have been shipped or installed. For example, in July 2006, we had sales returns of over 7,000 pieces of improperly cleaned wafers due to the malfunction of our automated cleaning system and the limited operating experience of our employees. In 2007 and 2008, we recorded an inventory write-down of $4.2 million and $9.7 million, respectively, due to defects identified in certain of our wafers. In the ordinary course of our business, we also encounter periodic sales returns due to non-conformity with customers’ specifications or product defects. In each case, we are required to replace our products promptly. Product defects and the possibility of product defects could cause significant damage to our market reputation and reduce our product sales and market share. If we cannot successfully maintain the consistency and quality throughout our production process, this will result in substandard quality or performance of our wafers, including their reduced PV efficiency and higher wafer breakage. If we deliver solar wafers with defects, or if there is a perception that our products are of substandard quality, we may incur substantially increased costs associated with replacements of wafers, our credibility and market reputation will be harmed and sales of our wafers may be adversely affected.

We are subject to the management report and auditor attestation report requirements of Section 404 of the Sarbanes-Oxley Act; if we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely affected.

We, as a public company, are subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act and the related SEC rules require, beginning with our fiscal year ended December 31, 2008, that we evaluate the effectiveness, as of the end of each fiscal year, of our internal control over financial reporting and include in our annual reports on Form 20-F for each fiscal year (i) a report of our management on our internal control over financial reporting that contains, among other things, management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the most recent fiscal year, including a statement whether or not internal control over financial reporting is effective and (ii) the opinion of our registered public accounting firm, either unqualified or adverse, as to whether we maintained, in all material respects, effective internal control over financial reporting as of the end of such fiscal year. Our management and auditors are not permitted to conclude that our internal control over financial reporting is effective if there are one or more “material weaknesses” in our internal control over financial reporting, as defined in rules of the SEC and the U.S. Public Company Accounting Oversight Board, or the PCAOB. Our management or our auditors may conclude that our efforts to remediate the problems identified were not successful or that otherwise our internal control over financial reporting is not effective. This could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could adversely impact the market price of our ADSs. We will need to incur significant costs and use significant management and other resources in order to comply with Section 404 of the Sarbanes-Oxley Act.

In the past, we had certain deficiencies in our internal controls. For example, in the course of auditing our consolidated financial statements for the year ended December 31, 2006, our independent registered public accounting firm noted and communicated to us a significant deficiency and other weaknesses in our internal control over financial reporting. The significant deficiency identified by our independent registered public accounting firm was that our chief financial officer joined us in August 2006 and that we did not previously have any personnel who were familiar with U.S. GAAP. We did not have sufficient personnel with adequate expertise to ensure that we can produce financial statements in accordance with U.S. GAAP on a timely basis. Following the identification of this significant deficiency and other weaknesses, we have adopted steps to address them and to improve our internal control over financial reporting generally. If we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely affected.

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

Our financial statements are expressed in U.S. dollars but the functional currency of our principal operating subsidiaries, Jiangxi LDK Solar, Jiangxi LDK PV Silicon Technology Co., Ltd., or Jiangxi LDK Silicon, and Jiangxi LDK Solar Polysilicon Co., Ltd., or Jiangxi LDK Polysilicon, is Renminbi. The value of your investment in our ADSs and other securities will be affected by the foreign exchange rate between U.S. dollars and Renminbi. In addition, to the extent we hold assets denominated in U.S. dollars, including the net proceeds to us from our various offerings of securities, any appreciation of Renminbi against the U.S. dollar could result in a charge to our income statement and a reduction in the value of our U.S. dollar denominated assets. On the other hand, if we decide to convert our Renminbi amounts into U.S. dollars for the purpose of making payments for dividends on our shares or ADSs or for other business purposes, including payments to service our convertible senior notes and other foreign debt, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of the Renminbi we convert. In addition, a depreciation of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the price of our ADSs.

We incurred a net foreign currency exchange loss of $1.3 million and $1.7 million during the years ended December 31, 2006 and 2007, respectively, and we recorded a net foreign currency exchange gain of $14.5 million for the year ended December 31, 2008. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur additional net foreign currency losses in the future. During 2007 and 2008, we entered into certain foreign exchange forward contracts to reduce the effect of our foreign exchange exposure. However, we cannot assure you that such hedging activities will be effective in managing our foreign exchange risk exposure.

Compliance with environmental and safety regulations is expensive, and noncompliance may result in adverse publicity and potentially significant monetary damages and fines or suspension of our business operations.

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

Our polysilicon plant will use hazardous chemicals in the production process. Under PRC environmental regulations, we are required to obtain a safety appraisal approval before the construction of our polysilicon production facilities, and we are further required to undergo safety examination and obtain approval with relevant governmental authorities after we have completed the installation of our manufacturing equipment and before the polysilicon production plant commences commercial production. We must also register the hazardous chemicals to be used in the production process with the relevant authorities and to obtain safety permits, which include a permit for the storage and use of hazardous chemicals and a permit for the use of atmospheric pressure containers. We have not yet obtained all of the necessary approvals and permits for our polysilicon production plant and multicrystalline wafer production facilities currently under construction, and we cannot assure you that we will be able to obtain these approvals and permits upon completion of the construction or commencement of commercial production on a timely basis or at all. The relevant governmental authorities have the right to impose fines or deadlines to cure any non-compliance, or to order us to cease construction or production if we fail to comply with these requirements. If we fail to comply with present or future environmental regulations, we may be subject to substantial fines or damages or suspension of our business operations, and our reputation may be harmed.

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

We consume a significant amount of electricity in our wafer and polysilicon manufacture. In August 2006, as support to our wafer production in Xinyu city, the Xinyu Industry Development District government agreed to subsidize us for our utility charges over and above Rmb 0.40 per kilowatt-hour. At the current market rate of Rmb 0.55 per kilowatt-hour, we are effectively subsidized by Rmb 0.15, or $0.02, per kilowatt-hour we use for our wafer production. In the years ended December 31, 2006, 2007 and 2008, we received an aggregate of $0.8 million, $3.1 million and $4.7 million in such government subsidies. This utility arrangement is valid for three years from April 1, 2006 and may be extended only with consent of both parties. We are currently negotiating with the Xinyu Industry Development District government for the extension. There can be no assurance that the government will grant the extension and our results of operations will be affected if we cannot obtain such extension. In September 2007, as support to our polysilicon production in Xinyu city, the Xinyu Industry Development District government agreed to subsidize us for our utility charges over and above Rmb 0.25 per kilowatt-hour consumed by our polysilicon production. At the current market rate of Rmb 0.55 per kilowatt-hour, we are effectively subsidized by Rmb 0.30, or $0.04, per kilowatt-hour we use for our polysilicon production. Although this additional utility arrangement does not provide for an expiration date, there is no assurance that the government will not terminate it for reasons beyond our control. Polysilicon production is energy-intensive and is highly dependent on continuous electricity supply. Our results of operations will be materially adversely affected if our electricity supply is interrupted or electricity costs significantly increase upon expiration or termination of our arrangements with the government.

Moreover, with the rapid development of the PRC economy, demand for electricity has continued to increase. There have been shortages in electricity supply in various regions across China, especially during the winter season when the weather is bad and during the summer peak seasons. For instance, in early 2008, due to severe weather conditions over a period of two weeks, supply of electricity to our plant was curtailed as a result of destructions of some of the national grid lines in certain provinces in China, including Jiangxi province. Consequently, we experienced delays in some of our shipments to customers and some of the shipments from our suppliers as a result of highway closures and power outages in various parts of China. In the summer of 2006, our production was also significantly disrupted due to power blackouts in Xinyu city. Although we have installed backup power transformer substations at our Xinyu plant site, we cannot assure you that there will be no interruption or shortages in our electricity supply or that there will be sufficient electricity available to us to meet our future requirements. Shortages in electricity supply may disrupt our normal operations and adversely affect our profitability.

Failure to protect our intellectual property rights, know-how and technology may undermine our competitive position.

We have developed various production process related know-how and technologies in the production of solar wafers and ingots. We anticipate that we will also develop various production process related know-how and technologies in the production of polysilicon over time. Such know-how and technologies play a critical role in our quality assurance and cost reduction. In addition, we have implemented a number of research and development programs with a view to developing techniques and processes that will improve production efficiency and product quality. Our intellectual property and proprietary rights arising out of these research and development programs will be crucial in maintaining our competitive edge in the solar wafer industry. We currently do not have any patent or patent application pending in China or elsewhere. We currently use contractual arrangements with employees and trade secret protections to protect our intellectual property and proprietary rights. Nevertheless, contractual arrangements afford only limited protection and the actions we may take to protect our intellectual property and proprietary rights may not be adequate. In addition, others may obtain knowledge of our know-how and technologies through independent development. Our failure to protect our production process related know-how and technologies and/or our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property and proprietary rights. Policing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation, which can be costly and divert management attention and other resources away from our business, may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of our proprietary rights. We cannot assure you that the outcome of such potential litigation will be in our favor. An adverse determination in any such litigation will impair our intellectual property and proprietary rights and may harm our business, prospects and reputation.

We may be exposed to infringement, misappropriation or other claims by third parties and an adverse determination could result in us paying significant damages.

Our success depends on our ability to use and develop our technology and know-how, to manufacture our polysilicon, solar wafers and ingots and to sell our solar wafers and ingots without infringing the intellectual property or other rights of third parties. We do not have, and have not applied for, any patents for our proprietary technologies in China or elsewhere. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. The validity and scope of claims relating to solar power technology patents involve complex scientific, legal and factual questions and analyses and, therefore, may be highly uncertain. The defense and prosecution of intellectual property suits, patent opposition proceedings, trademark disputes and related legal and administrative proceedings can be both costly and time consuming and may significantly divert our resources and the attention of our technical and management personnel. An adverse ruling in any such litigation or proceedings could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products, or subject us to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such dispute.

We have granted, and may continue to grant, stock options under our stock incentive plan and our net income could be adversely impacted.

We adopted a stock incentive plan in 2006. As of the date of this report, we have outstanding stock options under our stock incentive plan with respect to 6,606,143 shares, all of which were granted to our directors, employees, consultants and service providers. During 2008, as a result of the significant decreases of our share prices amid the global economic slowdown and financial market crisis, we and some of our optionees agreed to cancel some of the previously granted, but not yet vested, stock options in lieu of newly granted options with similar terms at lower exercise prices. In December 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 123R, “Share-Based Payment.” This statement, which became effective in the first quarter of 2006, prescribes how we account for share-based compensation and may have an adverse impact on our results of operations or the price of our ADSs. SFAS No. 123R requires us to recognize share-based compensation, as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. The additional expenses associated with share-based compensation may reduce the attractiveness of issuing stock options under our stock incentive plan. However, if we do not grant stock options or reduce the number of stock options that we grant, we may not be able to attract and retain key personnel. If we grant more stock options to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income.

Most of our production, storage, administrative and research and development facilities are located in close proximity to one another in Xinyu city of Jiangxi province. Any damage or disruption at these facilities would have a material adverse effect on our business, financial condition and results of operations.

Our production, storage, administrative, research and development facilities are located in close proximity to one another in Xinyu city of Jiangxi province in China. A natural disaster, such as fire, floods, typhoons or earthquakes, snow storms, or other unanticipated catastrophic events, including power interruption, telecommunications failures, equipment failures, explosions, fires, break-ins, terrorist acts or war, could significantly disrupt our ability to manufacture our products and operate our business. If any of our production facilities or material equipment were to experience any significant damage or downtime, we would be unable to meet our production targets and our business would suffer. Any damage or disruption at these facilities would have a material adverse effect on our business, financial condition and results of operations.

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

Changes in foreign exchange and foreign investment regulations in China may affect our ability to invest in China and the ability of our PRC subsidiaries to pay dividends and service debts in foreign currencies.

Renminbi is not a freely convertible currency at present. The PRC government regulates conversion between Renminbi and foreign currencies. Changes in PRC laws and regulations on foreign exchange may result in uncertainties in our financing and operating plans in China. Over the years, China has significantly reduced the government’s control over routine foreign exchange transactions under current accounts, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debts. In accordance with the existing foreign exchange regulations in China, our PRC subsidiaries may, within the scope of current account transactions, pay dividends and service debts in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, there can be no assurance that the current PRC foreign exchange policies with respect to debt service and payment of dividends in foreign currencies will continue in the future. Changes in PRC foreign exchange policies may have a negative impact on our ability to service our foreign currency-denominated indebtedness and to distribute dividends to our shareholders in foreign currencies since we, as a Cayman Islands holding company, rely on our operating subsidiaries in China to convert their Renminbi cash flow to service such foreign debt and to make such dividend payments.

Foreign exchange transactions by our PRC subsidiaries under the capital account continue to be subject to significant foreign exchange controls. In particular, foreign exchange transactions involving foreign direct investment, foreign debts and outbound investment in securities and derivatives are subject to limitations and require approvals from the relevant SAFE authorities. We have the choice, as permitted by the PRC foreign investment regulations, to invest our net proceeds from our various offerings in the form of registered capital or a shareholder loan into our PRC subsidiaries to finance our operations in China. Our choice of investment is affected by the different treatments under the relevant PRC regulations with respect to capital-account and current-account foreign exchange transactions in China. For example, our transfer of funds to our subsidiaries in China is subject to approval of PRC governmental authorities in case of an increase in registered capital, or subject to registration with PRC governmental authorities in case of a shareholder loan. These and other limitations on the flow of funds between us and our PRC subsidiaries could restrict our ability to act in response to changing market conditions and limit our flexibility in the management of our cash flow and financings.

The uncertain legal environment in China could have a negative impact on our business and prospects and also limit the legal protections available to you.

Our principal operating subsidiaries, Jiangxi LDK Solar, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, are foreign-invested enterprises in China and are subject to laws and regulations applicable to foreign investments in China in general and laws and regulations applicable to wholly foreign-owned enterprises and sino-foreign joint venture enterprises in particular. The PRC legal system is a civil law system based on written statutes. Unlike the common law system, the civil law system is a system in which decided legal cases have little precedential value. When the PRC government started its economic reform in 1978, it began to formulate and promulgate a comprehensive system of laws and regulations to provide general guidance on economic and business practices in China and to regulate foreign investments. China has made significant progress in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, the promulgation of new laws, changes in existing laws and abrogation of local regulations by national laws may have a negative impact on our business and prospects. In addition, as these laws, regulations and legal requirements are relatively recent and because of the limited volume of published cases and their non-binding nature, the interpretation and enforcement of these laws, regulations and legal requirements involve significant uncertainties. These uncertainties could limit the legal protections available to foreign investors, including you.

Expiration of, or changes to, current PRC tax incentives that our business enjoys could have a material adverse effect on our results of operations.

Under PRC laws and regulations effective prior to January 1, 2008, a company established in China was typically subject to a national enterprise income tax at the rate of 30% on its taxable income and a local enterprise income tax at the rate of 3% on its taxable income. The PRC government provided various incentives to foreign-invested enterprises to encourage foreign investments. Such incentives included reduced tax rates and other measures. Foreign-invested enterprises that were determined by PRC tax authorities to be manufacturing companies with authorized terms of operation for more than ten years were eligible for:

•	a two-year exemption from the national enterprise income tax from their first profitable year; and

•	a 50% reduction of their applicable national enterprise income tax rate for the succeeding three years.

The local preferential enterprise income tax treatment was within the jurisdiction of the local provincial authorities as permitted under the prior PRC tax laws relating to foreign-invested enterprises. The local tax authorities would decide whether to grant any tax preferential treatment to foreign-invested enterprises on the basis of their local conditions. The Jiangxi provincial government announced that energy companies with authorized terms of operation for more than ten years were eligible for:

•	a five-year exemption from the 3% local enterprise income tax from their first profitable year; and

•	a 50% reduction of their local enterprise income tax rate for the succeeding five years.

Under such pre-existing PRC tax laws and regulations, Jiangxi LDK Solar, as a foreign-invested manufacturing enterprise, was entitled to a two-year exemption from the national enterprise income tax for 2006 and 2007 and would be subject to a reduced national enterprise income tax rate of 15% from 2008 through 2010. Likewise, Jiangxi LDK Solar was entitled to a five-year exemption from the local enterprise income tax beginning in 2006 and would be subject to a reduced local enterprise income tax rate of 1.5% from 2011 through 2015.

In March 2007, the PRC National People’s Congress enacted a new Enterprise Income Tax Law, which became effective on January 1, 2008. The new tax law imposes a unified income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify for preferential tax treatments under certain limited exceptions. The new tax law and the related regulations permit companies to continue to enjoy their preferential tax treatments under the prior tax regime until such treatments expire in accordance with their terms, on the condition that such preferential tax treatments are available under the grandfather clauses of the new tax law and the related regulations. As a result, Jiangxi LDK Solar is subject to a reduced unified enterprise income tax rate of 12.5% from 2008 to 2010 and will be subject to income tax at 25% starting from 2011. Jiangxi LDK Silicon and Jiangxi LDK Polysilicon do not enjoy any preferential tax treatment in China. When our current tax benefits expire or otherwise become unavailable to us for any reason, our profitability may be adversely affected.

Our business, financial condition and results of operations could be adversely affected by the PRC labor laws and regulations.

The PRC labor laws and regulations have a direct impact on our business operations. In June 2007, the National People’s Congress promulgated the Labor Contract Law of China, which became effective on January 1, 2008. In September 2008, the State Council adopted the relevant rules and regulations to implement the new labor law. This labor contract law is aimed at providing employees with greater protection in their employment relationships. For example, the new labor contract law requires employers to enter into written contracts with their employees, and if an employer fails to enter into a written contract with an employee within one month after the commencement of the employment, the employer is required to pay to the employee double salary for the noncompliance period for up to one year. The new law also calls for open-ended employment contracts rather than fixed-term contracts under specified circumstances. The law further prohibits an employer from entering into a one-year or shorter-term contract with an employee if it constitutes the third consecutive renewal of the employment contract unless it is so requested by the employee. As a result of this more labor-friendly legislation, our discretion in the hiring and termination process has been significantly curtailed, which could in turn affect our overall labor costs and our ability to adjust our labor needs in response to market changes. Our business, financial condition and results of operations could therefore be adversely affected by these PRC labor laws and regulations.

We may be deemed a PRC resident enterprise under the new PRC Enterprise Income Tax Law and be subject to the PRC taxation as to our worldwide income.

We are a Cayman Islands holding company with substantially all of our operations conducted through our operating subsidiaries in China. Under the PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises effective prior to January 1, 2008, any dividends payable by foreign-invested enterprises, such as our PRC subsidiaries, to their non-PRC investors, such as our Cayman Islands holding company, were exempt from PRC withholding tax. In addition, any dividends payable, or distributions made, by us to holders or beneficial owners of our shares or ADSs would not be subject to any PRC tax, provided that such holders or beneficial owners, including individuals and enterprises, were not deemed to be PRC residents under the PRC tax law and were not otherwise subject to PRC tax. Under the new PRC Enterprise Income Tax Law and its implementation regulations, if our Cayman Islands holding company continues to be treated as a foreign investor, or a “non-resident enterprise” as defined in the new tax law, dividends and distributions for earnings derived since January 1, 2008 from our PRC subsidiaries to us will be subject to a 10% withholding tax. The Cayman Islands where we are incorporated has no tax treaty with China entitling us to any withholding tax lower than 10%.

The new PRC Enterprise Income Tax Law, however, also provides that enterprises established outside China whose “de facto management bodies” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25% enterprise income tax rate as to their global income. Under the implementation regulations issued by the State Council relating to the new PRC Enterprise Income Tax Law, “de facto management body” is defined as the body that has material and overall management control over the business, personnel, accounts and properties of an enterprise. In April 2009, the PRC State Administration of Taxation promulgated a circular to clarify the definition of “de facto management body” for enterprises incorporated overseas with controlling shareholders being PRC enterprises. Therefore, it remains unclear how the tax authorities will treat an overseas enterprise invested or controlled by another overseas enterprise and ultimately controlled by PRC individual residents as is in our case. We are currently not treated as a PRC resident enterprise by the relevant tax authorities. Since substantially all of our management is currently based in China and may remain in China in the future, we may be treated as a PRC resident enterprise for PRC enterprise income tax purposes and subject to the uniform 25% enterprise income tax as to our global income. You should also read the risk factor entitled “— Dividends payable by us to our foreign investors and gains on the sale of our shares or ADSs may become subject to withholding taxes under PRC tax laws” below. If we are treated as such a PRC resident enterprise under the PRC tax law, we could face significant adverse tax consequences.

Dividends payable by us to our foreign investors and gains on the sale of our shares or ADSs may become subject to withholding taxes under PRC tax laws.

Under the new PRC Enterprise Income Tax Law and its implementation regulations, to the extent such dividends for earnings derived since January 1, 2008 are sourced within China and we are considered a “resident enterprise” in China, then PRC income tax at the rate of 10% is applicable to dividends payable by us to investors that are “non-resident enterprises” so long as such “non-resident enterprise” investors do not have an establishment or place of business in China or, despite the existence of such establishment or place of business in China, the relevant income is not effectively connected with such establishment or place of business in China. Similarly, any gain realized on the transfer of our shares or ADSs by such investors is also subject to a 10% PRC income tax if such gain is regarded as income derived from sources within China and we are considered a “resident enterprise” in China. If we are required under the new tax law to withhold PRC income tax on our dividends payable to our foreign shareholders or foreign holders of our ADSs who are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our shares or ADSs, the value of your investment in our shares or ADSs may be materially adversely affected. It is unclear whether, if we are considered a PRC “resident enterprise,” holders of our shares or ADSs might be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

We rely principally on dividends, if any, paid by our subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company and rely principally on dividends, if any, paid by our subsidiaries for cash requirements, including the funds necessary to service any debt we incur and to pay any dividend we declare. If any of our subsidiaries incurs debt in its own name, the instruments governing the debt may restrict dividends or other distributions on its equity interest to be paid to us. Furthermore, applicable PRC laws, rules and regulations permit payment of dividends by our PRC subsidiaries on a combined basis only out of their retained earnings, if any, determined in accordance with PRC accounting standards. Our PRC subsidiaries are required to set aside a certain percentage of their after-tax profit based on PRC accounting standards each year for their reserve fund in accordance with the requirements of relevant PRC laws and the relevant provisions in their respective articles of associations. As a result, our PRC subsidiaries combined may be restricted in their ability to transfer any portion of their net income to us whether in the form of dividends, loans or advances. Any limitation on the ability of our subsidiaries to pay dividends to us could materially adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, service our debts, or otherwise fund and conduct our business. Under the new PRC Enterprise Income Tax Law and its implementation regulations, PRC income tax at the rate of 10% is applicable to dividends payable for earnings derived since January 1, 2008 by PRC enterprises to “non-resident enterprises” (enterprises that do not have an establishment or place of business in China, or that have such establishment or place of business in China but the relevant income is not effectively connected with such establishment or place of business), subject to any lower withholding tax rate as may be contained in any income tax treaty or agreement that China has entered into with the government of the jurisdiction where such “non-resident enterprises” were incorporated. If we are considered as a “non-resident enterprise” under the PRC tax law, any dividend that we receive from our PRC subsidiaries may be subject to PRC taxation at the 10% rate.

Recent PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise materially adversely affect us.

SAFE issued a public notice in October 2005, together with its subsequent implementation procedures and clarifications, to require PRC residents, both legal and natural persons, to register with the local SAFE branches before they establish or take control of any company outside China for the purpose of acquiring any asset of or equity interest in PRC companies and raising funds overseas. SAFE refers to such companies outside China as “offshore special purpose companies” in its notice. In addition, SAFE also requires any PRC resident that is the shareholder of an offshore special purpose company to amend its SAFE registration with respect to the offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. If any PRC shareholder of an offshore special purpose company fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. Moreover, failure to comply with such SAFE registration and amendment requirements could result in liabilities under the PRC law for the evasion of applicable foreign exchange restrictions. Our current beneficial owners who are PRC residents have registered with SAFE as required under the SAFE notice. The failure of these beneficial owners to amend their SAFE registrations in a timely manner pursuant to the SAFE notice or the failure of our other future beneficial owners who are PRC residents to comply with the SAFE registration requirements may subject such beneficial owners to fines and legal sanctions, and may also result in restrictions on our PRC subsidiaries in their abilities to distribute profits to us, or may otherwise materially adversely affect our business.

We face risks related to health epidemics and other outbreaks of contagious diseases, including influenza A (H1N1), avian flu and SARS.

Our business could be adversely affected by the effects of influenza A (H1N1), avian flu, SARS, or other epidemic outbreaks. In April 2009, an outbreak of influenza A caused by the H1N1 virus occurred in Mexico and the United States, and spread into a number of countries rapidly. There have been reports of outbreaks of a highly pathogenic avian flu, caused by the H5N1 virus, in certain regions of Asia and Europe. Over the years, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. An outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, any recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the outbreaks in 2003 which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, could also have similar adverse effects of a similar scale. Any prolonged occurrence or recurrence of these contagious diseases or other adverse public health developments may have a material adverse effect on our business operations. These include limitations on our ability to travel or ship our products outside China as well as temporary closure of our manufacturing facilities for quarantine or for preventive purposes. Such closures or travel or shipment restrictions could severely disrupt our business operations and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any health epidemics and other outbreaks of contagious diseases, including influenza A (H1N1), avian flu, or SARS.

Risks Relating to Our ADSs and Shares

The market price of our ADSs has been and may continue to be volatile.

The market price of our ADSs experienced, and may continue to experience, significant volatility. For the period from January 1, 2008 to December 31, 2008, the closing prices of our ADSs on the New York Stock Exchange have ranged from a low of $9.95 per ADS to a high of $51.26 per ADS. You may find additional information on the historical high and low closing prices of our ADSs as reported by the New York Stock Exchange under “Item 9. The Offer and Listing — A. Offer and Listing Details — 4. Information Regarding the Price History of the Stock” and “— C. Markets” in this report.

Numerous factors, including many over which we have no control, may have a significant impact on the market prices of our ADSs, including:

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers, suppliers or competitors;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	announcements of studies and reports relating to the conversion efficiencies of our products or those of our competitors;

•	actual or anticipated fluctuations in our quarterly operating results or those of our suppliers, customers or competitors;

•	changes in financial estimates or other material comments by securities analysts relating to us, our suppliers, customers or competitors, or our industry in general;

•	announcements by other companies in our industry relating to their operations, strategic initiatives, financial condition or financial performance;

•	announcements of acquisitions or consolidations involving industry competitors or industry suppliers or customers;

•	changes in the economic performance or market valuations of other PV technology companies;

•	addition or departure of our executive officers and key research personnel;

•	sales or perceived sales of additional shares or ADSs by us or our significant shareholders; and

•	impact and development of any lawsuit, currently pending or threatened, or that may be instituted in the future.

In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our ADSs, regardless of our operating performance. These factors, among others, could significantly depress the trading price of our ADSs.

We may not be able to pay any dividends on our shares and ADSs.

Under Cayman Islands law, we may only pay dividends out of our profits or our share premium account subject to our ability to service our debts as they fall due in the ordinary course of our business. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. We cannot give any assurance that we will declare dividends of any amounts, at any rate or at all. We have not paid any dividends in the past. Future dividends, if any, will be at the discretion of our board of directors and will depend upon our future operations and earnings, capital expenditure requirements, general financial conditions, legal and contractual restrictions and other factors that our board of directors may deem relevant. You should refer to the risk factor entitled “— Risks Relating to Business Operations in China — We rely principally on dividends, if any, paid by our subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business” in this report for additional legal restrictions on the ability of our PRC subsidiaries to pay dividends to us and the section entitled “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Distribution Policy” in this report for additional information regarding our current dividend policy.

Future financings, including sales of our ADSs, shares or equity-linked securities in the public market, may cause a dilution in your shareholding, cause the price of our ADSs to decline, or place restrictions on our operations.

We may require additional funding to meet our working capital or capital expenditure requirements or in connection with our business expansion plans, acquisitions, strategic collaborations or other transactions in the future. If we raise such funding through issuance of new equity or equity-linked securities it may cause a dilution in the percentage ownership of our then existing shareholders. Sales of a substantial number of ADSs or other equity-linked securities in the public market could depress the market price of our ADSs, and impair our ability to raise capital through the sale of additional equity or equity-linked securities. We cannot predict the effect that future sales of our ADSs or other equity-linked securities would have on the market price of our ADSs.

Alternatively, if we meet such funding requirements by way of additional debt financing, we may have restrictions placed on us through such debt financing arrangements which may:

•	limit our ability to pay dividends or require us to seek consents for the payment of dividends;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to pursue our business strategies;

•	require us to dedicate a substantial portion of our cash flow from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate needs; and

•	limit our flexibility in planning for, or reacting to, changes in our business and/or our industry.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from ADS holders, the depositary will vote the underlying shares in accordance with these instructions. Otherwise, ADS holders will not be able to exercise their right to vote unless they withdraw the shares underlying their ADSs. Under our amended and restated articles of association, the minimum notice period required to convene a general meeting is 10 clear days. When a general meeting is convened, ADS holders may not receive sufficient notice of a shareholders’ meeting to permit such holders to withdraw their shares to allow them to cast their vote with respect to any specific matter. If requested in writing by us, the depositary will mail a notice of such a meeting to ADS holders. In addition, the depositary and its agents may not be able to send voting instructions to ADS holders or carry out ADS holders’ voting instructions in a timely manner. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if the ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

You may be subject to limitations on transfers of your ADSs.

The ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement or our articles of association, or for any other reason.

You may not receive distributions on shares or any value for them if it is unlawful or impractical to make them available to you.

Subject to the terms and conditions of the deposit agreement, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of ADSs, in which case it may determine not to make such a distribution. Neither we nor the depositary has any obligation to register ADSs, shares, rights or other securities subject to such distribution under U.S. securities laws. Neither we nor the depositary has any obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to holders of ADSs. This means that you may not receive the distribution we make on our shares or any value for them if it is unlawful or impractical for us to make them available to you. These restrictions may have a material adverse effect on the value of your ADSs.

You may not be able to participate in rights offerings or elect to receive stock dividends and may experience dilution of your holdings, and the sale, deposit, cancellation and transfer of our ADSs issued after exercise of rights may be restricted.

If we offer our shareholders any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you after consultation with us. We cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act of 1933, as amended, or the Securities Act, or an exemption from the registration requirements is available. In addition, under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered by us under the provisions of the Securities Act. We can give no assurance that we can establish an exemption from the registration requirements under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, you may be unable to participate in our rights offerings and may experience dilution of your holdings as a result. The depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them. In addition, U.S. securities laws may restrict the sale, deposit, cancellation and transfer of ADSs issued after exercise of rights.

Anti-takeover provisions of our articles of association could prevent a change in control even if such takeover is beneficial to our shareholders, and certain provisions of our convertible senior notes could also discourage an potential acquirer.

Our articles of association contain provisions that could delay, defer or prevent a change in control of our company that could be beneficial to our shareholders. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for our ADSs. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a price above the then current market price of our ADSs. These provisions provide that our board of directors has authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our shares, in the form of ADSs or otherwise. Our board of directors may decide to issue such preferred shares quickly with terms calculated to delay or prevent a change in control of our company or make the removal of our management more difficult. If our board of directors decides to issue such preferred shares, the price of our ADSs may fall and the voting and other rights of holders of our shares and ADSs may be materially and adversely affected.

In April 2008, we completed an offering of $400 million of 4.75% convertible senior notes due 2013 pursuant to Rule 144A under the Securities Act and, subsequently in June 2008, we filed an automatically effective shelf registration statement on Form F-3 (File Number: 333-152009) for resale of such notes and our shares represented by ADSs issuable upon conversion of the notes. Certain provisions of the notes could make it more difficult or more expensive for a third party to acquire us, or may even prevent a third party from acquiring us. Upon the occurrence of certain transactions constituting a fundamental change, holders of our convertible senior notes will have the right, at their option, to require us to repurchase for cash all or any portion of such notes. Upon certain change of control transactions, holders of our convertible senior notes may elect to convert all or a portion of the notes. We may also be required to increase the conversion rate for conversions in connection with certain fundamental changes. By discouraging a potential acquirer, these provisions could have the effect of depriving our shareholders of an opportunity to sell their shares or ADSs at a premium over prevailing market prices and might reduce the price of our shares and ADSs.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than that under U.S. law, ADS holders may have less protection for their shareholder rights than such holders would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions that may be taken by our minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedents in the Cayman Islands as well as those from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they are under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or controlling shareholders than they would as shareholders of a U.S. public company.

You may have difficulty enforcing judgments obtained against us.

We are a Cayman Islands company and substantially all of our assets are located outside the United States. Most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. In addition, substantially all of our current operations are conducted in China. As a result, it may be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. It may also be difficult for you to effect service of process within the United States upon our directors or officers. Furthermore, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of U.S. courts against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any of its states. It is also uncertain whether such

Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or China against us or such directors or officers predicated upon the securities laws of the United States or any of its states.

We incur significant costs as a result of being a public company.

As a public company, we incur significant legal, accounting and other expenses that a private company would not incur. We incur costs associated with our public company reporting requirements. In addition, the Sarbanes-Oxley Act as well as rules subsequently implemented by the SEC and the New York Stock Exchange have imposed increased regulation and required enhanced corporate governance practices for public companies. You may find additional information under the risk factor entitled “— Risks Relating to Our Company and Our Industry — We are subject to the management report and auditor attestation report requirements of Section 404 of the Sarbanes-Oxley Act; if we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely affected” in this report. Our efforts to comply with evolving laws, regulations and standards in this regard are likely to result in significant general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities. These new rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance than for a private company to do so. As a result, it may be more difficult for us to attract and retain qualified candidates to serve on our board of directors or as executive officers than for a private company to do so.

ITEM 4.	INFORMATION ON THE COMPANY

A.  History and Development

Our legal and commercial name is LDK Solar Co., Ltd. We were incorporated in the Cayman Islands on May 1, 2006 by LDK New Energy, a British Virgin Islands company wholly owned by Mr. Xiaofeng Peng, our founder, chairman and chief executive officer, to acquire all of the equity interests in Jiangxi LDK Solar from Suzhou Liouxin Industry Co., Ltd., or Suzhou Liouxin, and Liouxin Industrial Limited. On July 10, 2006, upon approval of the relevant PRC government authorities, Jiangxi LDK Solar became our wholly owned subsidiary. On September 5, 2006, we incorporated LDK Solar International Company Limited in Hong Kong as our wholly owned subsidiary. On January 15, 2007, we incorporated LDK Solar USA, Inc. in California as our wholly owned subsidiary. We established two wholly owned PRC subsidiaries, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon on July 12 and October 11, 2007, respectively, both in Jiangxi province, China. Jiangxi LDK Solar, Jiangxi LDK Silicon, and Jiangxi LDK Polysilicon are our principal operating subsidiaries. On September 27, 2008, we established LDK Solar Hi-Tech (Nanchang) Co., Ltd., or Nanchang LDK, in Jiangxi province, China as our wholly owned subsidiary. In March, 2009, we incorporated LDK Solar Europe S.A. in Luxemburg as our wholly owned subsidiary. In April 2009, we formed a joint venture, LQ Energy GmbH, with Q-Cells. We own 51% equity interest of LQ Energy GmbH.

In June 2007, we completed the IPO of our ADSs and listed our ADSs on the New York Stock Exchange. We are currently 66.8% beneficially owned by Mr. Peng without taking into account any securities that any shareholder has the right to acquire within 60 days after the date hereof through the exercise of any option, warrant or right. As a result, Mr. Peng maintains, as he has since our inception, effective control over our business and corporate matters that require shareholders’ approval.

Under our Memorandum of Association, the purpose of our company is unrestricted. Our principal executive offices are located at Hi-Tech Industrial Park, Xinyu city, Jiangxi province 338032, People’s Republic of China, and our telephone number is (86 790) 686-0171. Our website is www.ldksolar.com. Information contained on our website is not a part of this report.

See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures” for information on our capital expenditures.

B.  Business Overview

We are a leading manufacturer of multicrystalline solar wafers. Solar wafers are the principal raw material used to produce solar cells, which are devices capable of converting sunlight into electricity. We sell multicrystalline wafers globally to manufacturers of PV products, including solar cells and solar modules. We produce and sell multicrystalline solar wafers between 180 and 220 microns in thickness. In addition, we provide wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers.

Since August 2007, we have been constructing our polysilicon production plant located near our current solar wafer manufacturing facilities in Xinyu city of Jiangxi province in China. Our polysilicon production plant consists of two factories, one with an estimated annual installed polysilicon production capacity of 15,000 metric tons and the other with an estimated annual installed polysilicon production capacity of 1,000 metric tons. We completed the first production run in the 1,000-metric-ton factory in January 2009. We expect to achieve closed-loop operation at this factory in the first half of 2009 and to reach its annualized production capacity of 1,000 metric tons in mid-2009. With respect to the 15,000-metric-ton factory, we have completed equipment installation for an annualized polysilicon production capacity of 5,000 metric tons and expect the 5,000-metric-ton annualized manufacturing capacity to commence production during the second half of 2009. We expect to complete the equipment installation for the remaining annualized manufacturing capacity of 10,000 metric tons and for it to become operational in 2010. Our 15,000-metric-ton factory is also designed for closed-loop operation and we expect to achieve closed-loop operation when we commence commercial production. Polysilicon produced at our plant will be used primarily for the manufacture of our solar wafers.

We manufacture multicrystalline ingots from polysilicon feedstock in our DSS furnaces as an interim step in producing wafers. In addition to using solar-grade virgin polysilicon, we also use other polysilicon materials from various sources in our ingot manufacturing process. We have developed proprietary production processes for the use of polysilicon scraps and recyclable polysilicon in manufacturing our ingots while maintaining our product quality and performance. We use substantially all of our ingots for production of our own wafers. In addition, we also sell polysilicon materials, which include ingots and polysilicon scraps.

As of December 31, 2008, we had an annual multicrystalline wafer production capacity of approximately 1.46 GW. We have entered into contracts to purchase additional equipment that is expected to be sufficient for our planned expansion of multicrystalline wafer production in 2009.

We have inventory and commitments from suppliers that we believe will satisfy our currently estimated polysilicon requirements during the first half of 2009. Some of our polysilicon supply agreements are subject to fluctuating market prices or price negotiations with our suppliers. Our polysilicon feedstock consists of polysilicon scraps, recyclable polysilicon and virgin polysilicon. We have purchased polysilicon scraps and recyclable polysilicon from semiconductor materials trading companies, including Komex Inc., or Komex, Petro International Corp., or Petro International, Sunbridge Co., Ltd., or Sunbridge, and Targray Technology International Inc., or Targray. We have also purchased virgin polysilicon from virgin polysilicon manufacturers. In addition, some of our customers, including affiliates of BP Solar, CSI, GE Energy, and Q-Cells, have supplied us with polysilicon feedstock. We also source polysilicon feedstock from the spot market from time to time depending on the price and our requirements. From 2009 onward, we will also source solar-grade polysilicon feedstock from our own polysilicon production plant as it gradually becomes fully operational.

Our principal customers have included Q-Cells, Solarfun, CSI, Gintech and Neo Solar, in terms of net sales for the year ended December 31, 2008. Historically, based on the immediate destination of our goods shipped, the majority of our sales had been in China. However, our net sales to China as a percentage of our total net sales decreased from 75.5% in the year ended December 31, 2006 to 29.4% in the year ended December 31, 2007 and 28.2% in the year ended December 31, 2008, with the remainder made in Asia Pacific ex-China, Europe and North America. We intend to continue to enhance and broaden our revenue and customer base to target other leading global PV cell and module manufacturers.

Our increasing scale of operations and cost reduction program have generally reduced our unit manufacturing cost since our inception. We are, however, subject to fluctuations in market prices of polysilicon feedstock and other raw materials used in our production. We have a dedicated research and development team, whose primary objectives are to enhance our product quality and achieve a more efficient manufacturing process by improving production yield and lowering production costs.

Competitive Strengths

We believe that our rapid growth and strong market position are largely attributable to our following principal competitive strengths:

Leading solar wafer manufacturer

We are a leading manufacturer of multicrystalline solar wafers. We dedicate substantially all of our management efforts and financial, technical, research and human resources to the design, development, manufacturing and distribution of multicrystalline solar wafer products. We have benefited from the growth of PV cell and module production in the past years and established our position in the PV industry. The construction of our own polysilicon manufacturing facilities in China will significantly enhance our competitive edge as a wafer manufacturer, as substantially all of our polysilicon production will be used to manufacture our solar wafers. Our position as a pure-play wafer manufacturer has played well in the market by minimizing competition and conflicts of interest with our customers. It has enabled us to form strong strategic relationships with our customers to gain feedback to better our manufacturing process, improve our technology and obtain long-term contracts.

Cost-effective production

We believe our production is cost-effective due to the following factors:

•	Efficient Production Process. We have taken a series of cost reduction measures and developed processing technologies to reduce our production costs at each step of the production process, which include recycling more polysilicon, producing bigger ingots, increasing wafer size, reducing wafer thickness, recovering slurry and increasing production yield.

•	China-based Manufacturing Facilities. By manufacturing all of our products in China, we are able to benefit from low-cost labor, land, ancillary equipment and facilities, consumables and utilities. The low-cost labor in China allows us to utilize, in a cost-effective manner, recyclable polysilicon feedstock that requires intensive labor in its sorting, inspection and preparation. We have also made a 33.5% investment in a local crucibles manufacturer, located in Xinyu city, the same city as our wafer manufacturing facilities. This investment enables us to secure a large portion of the crucibles we need for our anticipated wafer production in the upcoming years at a low cost. Crucibles are used to create ingots, and are currently one of the most expensive consumables used in the wafer manufacturing process.

•	Research and Development. Our research and development efforts are aimed at achieving both near-term production process efficiency improvements and long-term technological breakthroughs through our collaboration with leading universities and our internal resource. Our efforts have enabled us to diversify and optimize our polysilicon feedstock mix, to manufacture larger ingots and thinner and larger wafers. We have established dedicated laboratories in collaboration with two universities in China, Shanghai Jiaotong University and Nanchang University. Our cooperation with Shanghai Jiaotong University is aimed at enhancing the performance of consumables sourced in China such as crucibles, slurry and sawing wires as well as to develop innovative equipment and technologies to improve our manufacturing processes. Our cooperation with Nanchang University is focused on producing lower-cost consumables and reducing the cost of utilizing locally procured consumables in our manufacturing process.

Large-scale wafer manufacturer utilizing state-of-the-art equipment

We have established a large-scale wafer manufacturing facility with an annual production capacity of approximately 1.46 GW as of December 31, 2008. We utilize state-of-the-art equipment throughout our manufacturing process, which includes DSS furnaces made by GT Solar and wire-saw squarers and wafering equipment made by Applied Materials and Meyer Burger. Due to the current global economic slowdown and crisis in the global financial markets, we expect to maintain our annualized wafer production capacity at approximately 1.5 GW for

2009. Our current equipment purchase orders and commitments are sufficient to support our wafer production capacity objectives in 2009. We believe our state-of-the-art production equipment strengthens our competitive position in production efficiency and quality.

Strong relationships with customers and suppliers

We have strong relationships with reputable customers and suppliers of raw materials. We have established a number of long-term relationships and sales arrangements with key players in the PV industry. Our current customer base consists of some of the major international players in the PV cell and module manufacturing sector, including BP Solar, CSI, E-Ton, Motech, Q-Cells, Solarfun, Solland, Suntech and more. Through purchase orders and long-term supply contracts with virgin polysilicon manufacturers and other recyclable polysilicon purchase arrangements with our customers, we will satisfy our currently estimated polysilicon requirements during the first half of 2009.

Experienced management team

We have an experienced management team led by our founder, chairman and chief executive officer, Mr. Xiaofeng Peng, with proven execution capabilities in planning and implementing our corporate strategies. Members of our senior management team have extensive experience in the PV industry, manufacturing and corporate management. We believe the insight and execution capabilities of our management team have been instrumental in managing our rapid growth and in achieving our current leading market position. Subsequent to the incorporation of Jiangxi LDK Solar in China in July 2005, we made our first commercial sale in April 2006 and became profitable in the first quarter of our operations. We believe that the technical and industry knowledge and the business management experience of our senior executives provide us with significant competitive advantages in the fast growing solar industry.

Our Strategies

Our principal objective is to strengthen our position as a global leader in the manufacturing of multicrystalline solar wafers through increasing our production capacity and strengthening our cost competitiveness. We intend to achieve this objective by pursuing the following strategies:

Expand our production capacity to meet customer demand and enhance economies of scale

We plan to continue to expand our production capacity to the extent necessary in light of the market conditions, to gain market share and cement our position as a leading player in the solar wafer industry. Both our upstream polysilicon suppliers and our downstream solar cell and/or module manufacturer customers have aggressively expanded their operations over the years due to strong global demand for solar products. We believe that, despite the current global economic slowdown and financial market crisis, there still exists an opportunity for us to further grow our operations to meet the needs of the solar power industry chain, including monocrystalline wafer manufacturing. Our wafer production capacity was approximately 1.46 GW as of December 31, 2008. Due to the current global economic slowdown and crisis in the global financial markets, we believe a more prudent approach toward expansion is warranted and expect to maintain our annualized wafer production capacity at approximately 1.5 GW for 2009. However, we will continue to monitor market demand to determine the timing for any further expansion. We believe increased economies of scale will further enhance our competitive position within the solar value chain.

Continue to improve our research and development to reduce manufacturing costs, improve production yield and pursue technological innovation

We plan to continue to devote substantial research and development resources and recruit additional experienced research and development personnel to enhance our technological capabilities. Under the current circumstances of global economic slowdown, with the demand for PV products becoming more restrained, we believe the ability to maintain a competitive cost structure will be crucial to our success in the value chain. We plan to continue our endeavor in providing high quality solar wafers at competitive prices by focusing on research and development in the following areas:

•	maximize the utilization of polysilicon by making larger ingots and thinner wafers;

•	improve technologies used in our polysilicon and slurry recovery program;

•	improve production output by making thinner and larger wafers;

•	reduce the costs associated with consumable items, such as sawing wires, crucibles and slurry;

•	rely more on our in-house polysilicon feedstock as we ramp up our production capacity; and

•	utilize more low-cost raw materials by improving our processing technology.

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

Develop our in-house polysilicon manufacturing capabilities

We are in the final stage of developing our in-house polysilicon manufacturing capabilities. Upon completion and final commissioning of our polysilicon manufacturing facilities, we will be able to reduce our material costs and have adequate supply of polysilicon for our wafer production. Polysilicon continues to remain the highest cost component in wafer production despite the recent decreases in its price. By producing polysilicon internally, we believe we will be able to further reduce our cost for raw materials. We will also be able to increase the flexibility of our polysilicon supply by producing different grades of silicon that may cater to varying needs of our customers. Our polysilicon production plant located near our solar wafer manufacturing facilities in Xinyu city of Jiangxi province consists of two factories, one with an estimated annual installed polysilicon production capacity of 15,000 metric tons and the other with an estimated annual installed polysilicon production capacity of 1,000 metric tons. We expect to achieve an aggregate installed annual production capacity of approximately 6,000 metric tons of polysilicon by the end of 2009.

Secure supplies of polysilicon feedstock from third-party vendors

Polysilicon was in tight supply industry-wide over the past few years, which was a hindrance to the growth of solar wafer manufacturing. Although the market conditions have changed as a result of the current global economic slowdown and financial market crisis, we plan to closely monitor the industry development and continue to seek, as reasonably necessary, additional supply arrangements with leading virgin polysilicon suppliers as well as recyclable polysilicon suppliers. We will also continue to seek polysilicon from our customers and, at times, purchase from the spot market as necessary. We currently have inventory and commitments from suppliers that we believe will satisfy our currently estimated requirements during the first half of 2009. While we continue to ramp up our in-house polysilicon production capacity for an increasing portion of our feedstock needs, we also intend to further broaden our supplier base to diversify our raw material sources.

Broaden our geographic presence and strengthen our customer relationships

We plan to continue to broaden our geographic presence and further strengthen our relationships with customers both in China and overseas. We intend to further enhance our customer feedback system and collaborate closely with our customers to improve our technology and services. In China, we will continue to increase our sales and service forces to provide wider coverage of the market and gather customer feedback on a timely basis. Internationally, we will continue to further increase our sales to the global top 20 solar cell and module manufacturers in order to strengthen our long-term customer base. We will continue to explore the viability for the establishment of sales and support offices in our major overseas markets, including Europe, Japan and the United States, to facilitate communications with our customers in those markets and to complement our global sales efforts.

Consider selective alliances and acquisitions

We will continue to consider suitable opportunities to enter into strategic alliances or acquisitions that provide synergies or otherwise strengthen our existing business, including upstream players with various technology capabilities in the production of polysilicon, consumables and other materials used in solar wafer manufacturing. For example, in January 2008, we acquired 33.5% of Jiangxi Sinoma New Material Co., Ltd., a Xinyu-based crucibles manufacturer. In April 2009, we formed a joint venture with Q-Cells to focus on solar power generation systems and the market development for such systems. In addition, to the extent we believe it is synergistic and favorable to our customers, we may also consider acquisitions of other solar wafer manufacturers, who we believe would complement and grow our production capabilities. We believe that our relationships with many industry participants and our knowledge of, and experience in, the solar power industry allow us to understand industry trends, technological developments and applications of solar power technologies, which will assist us in making decisions regarding such alliances and acquisitions.

Our Products

We manufacture and sell multicrystalline solar wafers. We currently produce and sell multicrystalline wafers in three principal sizes of 125 by 125 mm, 150 by 150 mm and 156 by 156 mm, and with thicknesses from 180 to 220 microns. We plan to manufacture monocrystalline wafers in 2009.

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

Multicrystalline Wafer Production

Production of multicrystalline wafers can be divided into two main steps:

•	ingot production, and

•	wafering.

We use manufacturing equipment and related technologies purchased from well-known solar equipment vendors, including GT Solar, Applied Materials and Meyer Burger. We also use other equipment manufactured domestically or imported from overseas.

Production of Polysilicon Ingot

We prepare our polysilicon feedstock with de-ionized water in etching stations. The prepared polysilicon feedstock is then placed in crucibles and each crucible is loaded into our DSS furnaces for melting and crystallization. Polysilicon ingots formed during the crystallization process are then cut into smaller blocks with a squarer, a process known as squaring. Our polysilicon ingots are currently 270 kilograms or 450 kilograms in weight and 690 by 690 mm or 840 by 840 mm in width and 243 mm in height. We have been engaged in research and development efforts in collaboration with GT Solar to increase the number of wafers that can be produced per standard ingot by 15%.

Wafering

After passing inspection, the polysilicon blocks are cropped and prepared for slicing. The prepared polysilicon blocks are sliced into wafers by wire saws. We then wash and dry the wafers at our wafer cleaning stations before our final inspection and packaging for delivery.

In addition, we also sell polysilicon materials, which include ingots and polysilicon scraps.

Illustrated below is a diagram of our multicrystalline ingot production and wafering process:

Materials used in our multicrystalline wafer production

Polysilicon Feedstock.  The main raw material for multicrystalline wafer and ingot production is polysilicon feedstock. We use a variety of polysilicon materials, including solar-grade virgin polysilicon that is at least 99.9999% pure, recyclable polysilicon scraps from third parties and silicon powder.

Crucibles.  A crucible is a ceramic container used to hold polysilicon feedstock for melting in the DDS furnace and has to withstand extremely high temperatures. Crucibles are currently not reusable, as once the ingot is formed, the crucible holding the ingot will be broken and removed from the ingot.

Slurry and Wire.  Slurry is used in the wire sawing process. It is a fluid composed of silicon carbide, or SiC, which functions as an abrasive, and polyethylene glycol, or PEG, which acts as a coolant. Wires are used in wire saws to carry the slurry in order to create an abrasive cutting tool.

Multicrystalline wafer production facilities

We manufacture multicrystalline wafers and ingots at our facilities in Xinyu city, Jiangxi province, China. Our multicrystalline wafer manufacturing facilities occupy a site area of approximately 1.3 million square meters in the Xinyu Hi-Tech Industrial Park of the high-tech development zone of Xinyu city.

We currently have four plants to house our multicrystalline wafer manufacturing operations in the Xinyu Hi-Tech Industrial Park. As of December 31, 2008, we had the following multicrystalline wafer manufacturing equipment in operation:

•	328 DSS furnaces used for ingot production;

•	63 squarers used to cut ingots into blocks;

•	200 wire saws used to slice blocks into wafers; and

•	other supplemental or ancillary facilities.

Our annual production capacity of multicrystalline wafers as of December 31, 2008 was approximately 1.46 GW.

As of December 31, 2008, we had commitments from our equipment suppliers for the delivery or installation of additional 671 DSS furnaces and 321 puller machines, 77 squarers and 202 wire saws, which are sufficient to support our annual manufacturing capacity of multicrystalline wafers in 2009. We plan to procure supplemental facilities, such as a ventilation system, air purification system, water station and waste water treatment station, as needed in our expansion plan.

Wafering technologies

We have been improving our technologies and expertise to clean and optimize the mix of polysilicon feedstock of different grades and to ensure and improve our multicrystalline polysilicon yield. We use wire saws rather than band saws in our squaring. This enables us to reduce silicon material loss in the squaring processes, or kerf loss. We use automatic wafer cleaning and sorting equipment to improve sorting efficiency and reduce breakage.

We recover some of our slurry through third-party service providers. We have also purchased slurry recovery systems from Applied Materials and GT Solar to recover the slurry internally. As of December 31, 2008, we had installed two such slurry recovery systems. We intend to install additional slurry recovery systems as we expand our production capacity. The slurry recovery ratio of these systems is over 75%. Through additional research and development, we endeavor to recycle and re-use as many of our production consumables as possible. This is not only a cost reduction measure, but also an important part of our environmentally friendly program.

Monocrystalline Wafer Production

We expect to manufacture monocrystalline wafers in 2009. Casting process for monocrystalline wafers is generally more expensive than that for multicrystalline wafers with similar dimensions. However, monocrystalline wafers are generally more efficient than multicrystalline wafers because the increased conductivity of electrons in monocrystalline silicon yields higher energy conversion rates than multicrystalline silicon.

Our monocrystalline wafer production facility is located in Xinyu Hi-Tech Industrial Park near our multicrystalline wafer manufacturing facilities. As of December 31, 2008, we had commitments from our equipment suppliers for the delivery or installation of 321 puller machines for monocrystalline ingot production, 161 of which were manufactured by JYT Corporation, a local equipment supplier in China. We may use the same squarers and wire saws used in our multicrystalline wafer production to cut monocrystalline ingots into blocks and to slice monocrystalline blocks into wafers.

Polysilicon Production

In August 2007, we commenced the construction of our polysilicon production plant located near our solar wafer manufacturing facilities in Xinyu city of Jiangxi province in China to produce solar-grade virgin silicon feedstock for use in our production of multicrystalline and monocrystalline solar wafers. Our polysilicon production plant consists of two factories, one with an estimated annual installed polysilicon production capacity of 15,000 metric tons and the other with an estimated annual installed polysilicon production capacity of 1,000 metric tons. We completed the first production run in the 1,000-metric-ton factory in January 2009. We expect to achieve closed-loop operation at this factory in the first half of 2009 and to reach its annualized production capacity of 1,000 metric tons in mid-2009. With respect to the 15,000-metric-ton factory, we have completed equipment installation for an annualized polysilicon production capacity of 5,000 metric tons and expect it to commence production during the second half of 2009. We expect to complete the equipment installation for the remaining annualized manufacturing capacity of 10,000 metric tons and make it operational in 2010. Our 15,000-metric-ton factory is also designed for closed-loop operation and we expect to achieve closed-loop operation when we commence commercial production. We have been building TCS and HCl production facilities on the site of the 15,000-metric-ton factory, which are designed to meet the top-up requirement in our closed-loop polysilicon production process. We expect to commence TCS and HCl production on the same schedule as we commence polysilicon production. Polysilicon produced at our plant will be used primarily for the manufacture of our solar wafers. We have engaged Fluor Corporation, or Fluor, to provide general engineering, procurement, construction and management services for our polysilicon manufacturing plant at our Xinyu site.

Polysilicon production process

We use modified Siemens process for our polysilicon production. Our polysilicon production process starts with mixing HCI with a bed of silicon powder in a reactor which produces TCS. TCS is then purified through distillation and the byproduct silicon tetrachloride, or STC, is converted back into TCS for re-use as a production input, and hence recycled in what is known as a closed-loop process. Next, high-purity silicon rods are exposed to purified TCS gas in a hydrogen environment at 1,080°C, allowing TCS gas to decompose and deposit additional silicon onto the rods. When the rods eventually grow to desired diameters, they are removed from the reactor and moved to a clean area for further processing. Finally, the rods are broken into chunks, impurities are segregated and the ultra pure polysilicon chunks are then used for our wafer production.

The following chart sets forth our polysilicon production process.

Polysilicon production technologies

We use metallurgical silicon as a raw material to produce TCS, which is then used to produce polysilicon. This technology enables a high degree of hydrogen, HCI, TCS and STC to be recycled and reused during the production process, thereby reducing waste output and lowering raw material cost. Our continuous closed-loop process is designed to increase production capacity per reactor, while reducing overall energy consumption and capital investment for a given level of production. Our advanced distributed control system, or DCS, improves production capacity and safety while reducing human-resource related operating expense. Our production process, including production, cleaning, packaging and transportation, conforms to relevant international standards and our comprehensive waste management system is compliant with national environmental protection standards.

Polysilicon production facilities

We manufacture solar-grade pure polysilicon at our facilities in Xinyu city, Jiangxi province, China. Our polysilicon manufacturing facilities occupy a site area of approximately 1.2 million square meters in the Xinyu Hi-Tech Industrial Park next to our other principal manufacturing facilities and 0.4 million square meters in the Yushui Xiacun Industrial Park in Xinyu city, approximately 15 kilometers away from our facilities at the Xinyu Hi-Tech Industrial Park. As of December 31, 2008, we had installed the following equipment:

•	two Siemens technology-based reactors from Sunways AG, or Sunways; and

•	other ancillary polysilicon production equipment.

The 15,000-metric-ton factory has been designed to operate a closed-loop system and we expect to implement a closed-loop process as the factory becomes operational. We are building TCS and HCI production facilities on the site of the 15,000-metric-ton factory, which are designed to meet the top-up requirement in our closed-loop polysilicon production process. We expect to commence TCS and HCl production on the same schedule as we commence polysilicon production in the 15,000-metric-ton factory. We also expect to achieve closed-loop operation at the 1,000-metric-ton factory in the first half of 2009 and to reach its annualized production capacity of 1,000 metric tons in mid-2009.

Pursuant to an engineering, facility consulting service and equipment supply agreement we entered into with Sunways in September 2007, we procured all technical devices and equipment, including two Siemens technology-based reactors, and related ancillary components for our 1,000-metric-ton factory. In addition, in September 2008, we entered into a contract with GT Solar, pursuant to which we agreed to purchase 10 polysilicon reactors and two converters from GT Solar in connection with our polysilicon production plant construction. The reactors and converters were scheduled to be delivered in 2009 and 2010. We have also contracted with Sunways under the agreement to procure quality management, testing and initial operation, technical support and other consulting services for the polysilicon production facility.

Quality Control

We adhere to a strict system of quality control over our operations, from the sourcing of raw materials to production and delivery. We have established quality-control at each stage of our production process to closely monitor the quality of our production and to ensure that our solar wafers and ingots meet all our internal benchmarks and customers’ specifications. In addition, we have established a quality documentation system for all purchasing, production and sales units and implemented procedures for constant improvement and flaw prevention. Our senior management team is actively involved in setting quality control policies and monitoring our quality control performance. However, it is impossible to avoid product defects. As we have disclosed in the “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company and Our Industry — Product defects could result in increased costs, damage to our reputation and loss of revenues and market share” in this report, we encounter periodic sales returns in our ordinary course of business due to improper cleaning, non-conformity with customers’ specifications or product defects.

As of December 31, 2008, we had a core quality management unit consisting of 842 persons overseeing our quality control processes, audits and engineering. In addition, this unit runs the testing procedures at the quality-control checkpoints during the production process of wafers and ingots. We purchase raw materials from trusted suppliers on our approved vendor list whenever possible and only those suppliers that pass our assessment are admitted to our approved vendor list. Raw materials are inspected by our quality management unit. Raw materials which fail to pass our incoming inspection are returned to the suppliers. At each stage of the production process, we conduct tests to ensure quality and compliance with all our internal production benchmarks. We conduct infra-red scans for impurities, as well as resistivity and life-time tests, on our ingots and crystalline blocks before proceeding to the next production step. We then conduct a final quality check after all wafers are cleaned and prior to packaging. Following completion of the production process, our products are inspected and tested thoroughly in the form of an output quality check to ensure that all customers’ specifications are met before our products are delivered to customers.

We are currently implementing an ISO9001 Quality Assurance system at our production facilities. Our quality assurance and quality control procedures, together with our corporate standards established for the quality checks exercised by our quality management unit, are compliant with ISO9001 requirements as well as our own internal quality guidelines. We obtained the ISO9001 Quality Assurance Certification in February 2007, which is effective through April 2010.

Customers, Sales and Marketing

Our principal customers have included Q-Cells, CSI, Solarfun, Neo Solar and Gintech in terms of net sales for the year ended December 31, 2008. For the years ended December 31, 2006, 2007 and 2008, we derived approximately 75.5%, 29.4% and 28.2%, respectively, of our net sales from sales to manufacturers of PV products in China and approximately 24.5%, 70.6% and 71.8%, respectively, from exports. During the years ended December 31, 2006, 2007 and 2008, our top five customers collectively accounted for approximately 70.2%, 42.7% and 48.6%, respectively, of our net sales. Suntech and Solarfun contributed 39.7% and 13.9%, respectively, of such net sales for the year ended December 31, 2006. For the year ended December 31, 2007, Solarfun and Q-Cells contributed 12.3% and 10.0%, respectively, of our net sales. For the year ended December 31, 2008, Q-Cells, CSI and Solarfun contributed 20.4%, 8.2% and 7.9%, respectively, of our net sales. No other single customer contributed more than 10% of our net sales in 2006, 2007 or 2008. For a description of our net sales generated from the geographic regions of our customers, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Net Sales” in this report. We intend to continue to enhance and broaden our revenue and customer base to target other leading global PV cell and module manufacturers.

We have written agreements with our principal customers:

•	In March 2006, we entered into a five-year solar wafer supply agreement with Solland Solar, commencing on January 1, 2006 through December 31, 2010 and automatically renewable at one-year increments.

•	In August 2007, we entered into a three-year contract to supply multicrystalline solar wafers to Taiwan-based Chuan-Yi Investment Corporation, or Chuan-Yi. Under the terms of the contract, we will deliver approximately 246 MW of multicrystalline solar wafers to Chuan-Yi over a three-year period.

•	In August 2007, we entered into a contract to supply multicrystalline solar wafers to Neo Solar. Under terms of the agreement, we will deliver approximately 237 MW of multicrystalline solar wafers to Neo Solar through the end of 2009.

•	In September 2007, we entered into a wafer supply contract to supply multicrystalline solar wafers to Sunways. Under the terms of the contract, we will deliver approximately 1.0 GW of multicrystalline solar wafers to Sunways over a 10-year period starting in 2008.

•	In December 2007, we entered into a 10-year contract to supply multicrystalline wafers to Q-Cells, pursuant to which we will deliver more than 6.0 GW of multicrystalline solar wafers to Q-Cells over a 10-year period commencing in 2009 through 2018. We will use approximately one-third of the polysilicon produced by our 15,000-metric-ton polysilicon production facility to manufacture the wafers to be delivered under this contract. Q-Cells has agreed to make certain prepayments to assists us in financing the expansion required to supply these volumes. Additionally, Q-Cells has the option to purchase further silicon wafers if we expand our polysilicon production capacity.

•	In January 2008, we entered into a 10-year contract to supply multicrystalline solar wafers to Neo Solar. Under the contract, we will receive a cash deposit from Neo Solar and the pricing will remain fixed for the entire contract period. We will deliver approximately 509 MW of multicrystalline solar wafers to Neo Solar commencing in 2009.

•	In January 2008, we entered into a five-year contract to supply wafers to Qimonda AG based in Germany, subsequently assigned to Itarion Solar, Lda. based in Portugal. Under the contract, as amended, we will deliver approximately 540 MW of multicrystalline wafers from 2009 to 2013.

•	In February 2008, we entered into an eight-year contract to supply multicrystalline solar wafers to Hyundai based in the Republic of Korea. Under the terms of the agreement, we will deliver 450 MW of multicrystalline solar wafers to Hyundai over an eight-year period commencing in late 2008 through 2015. Hyundai will make an advanced payment representing a portion of the contract value to us.

•	In March 2008, we entered into an agreement to supply multicrystalline solar wafers to Petro International. Under the terms of the agreement, we will deliver approximately 120 MW of multicrystalline solar wafers to Petro International over a three-year period commencing in March 2008 through March 2011.

•	In April 2008, we entered into a 10-year contract to supply multicrystalline solar wafers to Moser Baer Photo Voltaic Ltd., or MBPV, based in India. Under the terms of the contract, we will deliver approximately 640 MW of multicrystalline solar wafers to MBPV over a period commencing in the second half of 2008 through the end of 2017. MBPV will make an advance payment representing a portion of the contract value to us.

•	In June 2008, we entered into two 10-year contracts to supply wafers to CSI. Under these contracts, we will deliver an aggregate of approximately 800 MW of multicrystalline wafers to two subsidiaries of CSI.

•	In July 2008, we entered into a 10-year contract to supply wafers to Photovoltech NV, or Photovoltech, based in Belgium. Under the contract, we will deliver approximately 400 MW of multicrystalline wafers to Photovoltech during the term of the contract. In addition, at Photovoltech’s option, we will supply up to an additional 290 MW of multicrystalline wafers to Photovoltech during the last five years of the contract.

•	In August 2008, we entered into a five-year contract to supply wafers to XL Telecom & Energy Limited based in India. Under the contract, we will delivery approximately 300 MW of multicrystalline wafers during the term of the contract.

•	In August 2008, we entered into a seven-year contract to supply wafers to Hyundai based in Korea. Under the contract, we will supply approximately 440 MW of multicrystalline wafers during 2009 through 2015.

•	In August 2008, we entered into a five-year contract to supply wafers to Solartech Energy based in Taiwan. Under the contract, we will deliver approximately 550 MW of multicrystalline wafers during the term of the contract.

•	In September 2008, we entered into an eight-year contract with Sumitomo Corporation to supply multicrystalline wafers, ingot or polysilicon to a leading manufacturer of solar cells and modules in Japan. Under the contract, we will deliver an aggregate of approximately 750 MW of multicrystalline wafers, ingot or polysilicon from April 2009 to December 2016.

•	In September 2008, we entered into an 11-year processing service agreement with Q-Cells to process upgraded metallurgical grade, or UMG, solar-grade silicon into wafers. Pursuant to the agreement, we will process a minimum of 20,050 metric tons of UMG solar-grade silicon from September 2008 to December 2018. Q-Cells has an option under the agreement for us to process an additional 21,050 metric tons of UMG solar-grade silicon during the term of this agreement. Under this agreement, Q-Cells will pay us a processing fee that is subject to further negotiation between the parties. In addition, concurrent with this agreement, we and Q-Cells entered into a memorandum of understanding, pursuant to which we have agreed to supply Q-Cells with additional multicrystalline solar wafers in quantities equivalent to the wafers delivered by us under the 11-year processing service agreement during the period from 2009 to 2018. The memorandum of understanding for the additional supply of wafers and the terms, including prices, are subject to further negotiations between the parties.

•	In November 2008, we entered into a three-year contract to supply multicrystalline solar wafers to BP Solar. Under the terms of the agreement, we will deliver approximately 435 MW of multicrystalline silicon solar wafers over a three-year period, commencing in 2009 and extending through 2011.

The current global economic slowdown and crisis in the global financial markets have caused a number of our customers to request us to delay our shipments of wafers and certain customers have frequently requested us to re-negotiate the contract price. Any significant deviation from the contract terms on our customers’ part or our inability to negotiate or renegotiate acceptable quantities, prices and delivery terms from time to time with our customers may disrupt our operations and materially adversely affect our financial results.

Our net sales generated from the various geographic regions during the years ended December 31, 2006, 2007 and 2008 as a percentage of our net sales has experienced some significant changes. Based on the immediate destination of our goods shipped, the majority of our sales had been in China. However, our sales to China as a percentage of our total sales decreased from 75.5% in the year ended December 31, 2006 to 29.4% in the year ended December 31, 2007 and to 28.2% in the year ended December 31, 2008. Our net sales to Asia Pacific ex-China during the year ended December 31, 2008 decreased to 30.1% as compared to 41.3% during the year ended December 31, 2007 and increased from 16.3% during the year ended December 31, 2006. Our net sales to Europe during the year ended December 31, 2008 increased to 37.4% as compared to 20.1% during the year ended December 31, 2007 and 3.2% during the year ended December 31, 2006. Our net sales to North America during the year ended December 31, 2008 decreased to 4.3% as compared to 9.2% during the year ended December 31, 2007 and 5.0% during the year ended December 31, 2006.

We have written agreements with most of our customers although our sales to some of our customers have been based on periodic purchase orders. Our sales to Chinalight and Solartech Energy have been based on short-term sales contracts and monthly and quarterly purchase orders. Our customers generally make an advance payment representing a portion of the contract value to us.

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

We also source polysilicon feedstock from the spot market from time to time depending on the price and our requirements. Since August 2007, we have been constructing our polysilicon production plant located near our current solar wafer manufacturing facilities in Xinyu city of Jiangxi province in China, and commenced our polysilicon production in early 2009. As we continue to ramp up our in-house polysilicon production capacity, we expect to rely increasingly on our in-house supply of polysilicon feedstock to meet our solar-grade silicon needs. See “— Polysilicon Production.”

For the years ended December 31, 2006, 2007 and 2008, polysilicon feedstock comprised approximately 75.0%, 80.7% and 82.5% of our costs of goods sold (excluding inventory write-downs), respectively. We have inventory and commitments from suppliers that we believe will satisfy our currently estimated polysilicon requirements during the first half of 2009.

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

We have written agreements with our principal polysilicon feedstock suppliers:

•	Our framework silicon purchase contract with Komex entered into in December 2006 has a term of eight years from January 2007 to January 2015. Pursuant to the contract, Komex is required to supply at least 35 tons of solar-grade polysilicon feedstock to us at market prices for each month during the term of the contract. The Komex contract provides for a monthly delivery schedule and we are required to pay 100% of the purchase price in advance for each shipment.

•	Our cooperation agreement with Kunical International Group Ltd., or Kunical, entered into in December 2006 has a term of four years from 2007 to 2010. Pursuant to this contract, Kunical is required to use its best efforts to supply to us 200 tons of polysilicon feedstock each year during the term of the contract for a total price of $96 million. Kunical is required to deliver polysilicon feedstock within seven business days upon receipt of our purchase order and we are required to pay 100% of the purchase price for each shipment five days after receipt of its invoice.

•	Our framework agreement with Luoyang Zhonggui High-Tech Co., Ltd, or Luoyang Zhonggui, entered into in April 2007 has a term of five years. Pursuant to this agreement, Luoyang Zhonggui is to supply 200 tons of polysilicon feedstock in 2008, 400 tons in 2009, 800 tons in 2010, 1,000 tons in 2011 and 1,500 tons in 2012. The purchase price will be based on prevailing PRC domestic market prices. Luoyang Zhonggui supplied us approximately 40 tons of polysilicon feedstock in 2008.

•	In March 2008, we entered into a polysilicon feedstock supply agreement with Petro International. Pursuant to this agreement, Petro International will provide us with an aggregate of 1,449 metric tons of polysilicon feedstock, to be delivered from March 2008 through February 2011. We have agreed to pay a deposit of 2% of the aggregate contract price. Delivery of the feedstock will be on a monthly basis and we are required to pay 100% of the purchase price in advance of each shipment.

We have also sourced significant amounts of polysilicon feedstock from suppliers, such as Targray and Sunbridge, in the spot markets without any prior written agreements.

We have also entered into polysilicon raw material supply arrangements with other suppliers, such as BP Solar, CSI, GE Energy, Q-Cells, and Wacker. We generally have to make prepayments to our virgin polysilicon suppliers in order to secure stable supply of our virgin polysilicon feedstock. We make these prepayments without receiving any collateral. As of December 31, 2008, our prepayments to suppliers amounted to $104.8 million, including prepayments made to virgin polysilicon suppliers. If our suppliers fail to deliver the polysilicon we have ordered and do not return our prepayments, our results of operations may be adversely affected. In addition, we may not be able to find alternative sources of polysilicon, which could adversely affect our business and results of operations. We recognized a provision for doubtful recoveries of $20.6 million for prepayments to suppliers for the year ended December 31, 2008, and we did not recognize such provisions in 2006 and 2007.

We use consumables in our production including slurry, sawing wires, crucibles and other materials. We source most of our consumables from suppliers in China. In January 2008, we acquired 33.5% of Jiangxi Sinoma, a Xinyu-based crucibles manufacturer, in an effort to ensure supply of our needs for crucibles. In addition, we have entered into a strategic cooperation agreement with Jiangxi Sinoma, which provides that not less than 80% of Jiangxi Sinoma’s production capacity will be used to satisfy our requirements and that, subject to the scope and timing of production expansion at Jiangxi Sinoma, we will purchase not less than 80% of our annual requirements of crucibles from Jiangxi Sinoma. This agreement has a term of five years starting from November 2007.

Equipment

We source our key manufacturing equipment mostly from leading international manufacturers, with some from reputable domestic manufacturers. GT Solar provides most of our current DSS furnaces, with JYT Corporation providing the remaining DSS furnaces. All of our DSS furnaces are equipped with safety kits that limit potential damage in the event of an accident. JYT Corporation provides all of our current monocrystalline pullers. GT Solar and Sunways provide all of our polysilicon reactors. Meyer Burger and Applied Materials provide all of our squarers and wire saws. We also purchase ancillary equipment from other manufacturers.

In connection with our wafer production expansion plan and the construction of our polysilicon production facilities, we had equipment supply contracts outstanding as of December 31, 2008 for:

•	569 additional DSS furnaces from GT Solar and JYT Corporation;

•	193 additional wafering wire saws from Applied Materials;

•	74 additional squarers from Applied Materials;

•	66 additional polysilicon reactors and 29 converters from GT Solar and M.S.A Apparatus Construction for Chemical Equipment Ltd; and

•	other ancillary equipment.

We expect the additional equipment will be sufficient to accommodate our increase in wafer production capacity in 2009 and our aggregate installed annual polysilicon production capacity to approximately 6,000 metric tons by the end of 2009 and approximately 16,000 metric tons by the end of 2010.

We have entered into an equipment purchase contract with GT Solar in 2007 for an aggregate of 100 DSS furnaces. We are required under this contract to pay a deposit equal to 20% of the purchase price, to pay an additional 70% by a letter of credit issued prior to each shipment and payable upon presentation of shipping documents, and to pay the remaining 10% of the purchase price within 30 days after our acceptance of equipment but not later than 90 days of each shipment. GT Solar is required under these contracts to provide equipment installation, support, training, assistance and other services to our employees.

We have entered into a number of equipment purchase contracts with Applied Materials to purchase an aggregate of 241 wafering wire saws and 97 squarers. We are required under some of these contracts to make a 15% advance payment approximately 100 days prior to each shipment, to pay an additional 75% of the purchase price prior to each shipment and to pay the remaining 10% within 10 days after the installation and acceptance of the equipment. We are required under the other contracts to make a 10% payment after the signing of the relevant contracts, to pay a 15% advance payment approximately 120 days prior to each shipment, to pay an additional 65% payment 30 days prior to each shipment and to pay the remaining 10% within 30 days after our acceptance of the equipment.

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

We entered into a number of contracts with JYT Corporation based in China in 2008 to purchase an aggregate of 160 pullers for monocrystalline ingot production and 580 DSS furnaces for multicrystalline ingot production with ingot loading capacities of up to 800 kilograms. The pullers are delivered in 2008 and 580 DSS furnaces are scheduled for delivery between 2008 and 2010. For the purchase of pullers, we are required under these contracts to pay a deposit equal to 25% of the total purchase price, to make an additional 65% of the purchase price prior to each delivery and pay the remaining 10% at the earlier of 12 months after our acceptance of the equipment or 18 months after the delivery. For the purchase of DSS furnaces, we are required under this contract to pay a deposit equal to 3% of the total purchase price, to make a 15% advance payment three months prior to each delivery, to pay an additional 47% of the purchase price prior to each delivery, to pay an additional 25% of the purchase price within 15 days after our acceptance of the equipment and to pay the remaining 10% at the earlier of 12 months after our acceptance of the equipment or 15 months after the delivery.

We entered into a contract in September 2008 with GT Solar to purchase 10 polysilicon reactors and two converters in connection with our polysilicon production. The 10 reactors are scheduled for delivery between 2009 and 2010 and the two converters are scheduled for delivery in 2009. Under the contract, we are required to pay a portion of the contract value as a prepayment and make installment payments in accordance with a payment schedule.

Competition

The wafer manufacturing industry is, and is becoming increasingly, competitive. Over the years, the shortage in the global supply of polysilicon feedstock constrained the competition to certain extent. The current global economic slowdown and financial market crisis, plus the significantly increased polysilicon supply as a result of the production expansion, have significantly eased the supply constraints to solar wafer manufacturers. In addition, the current global economic slowdown has materially adversely affected the PV industry and the demand for PV cells and modules and for solar wafers. Although some of the PV players have gone out of business or are in financial difficulties, the international solar wafer market is becoming more competitive with a smaller market, fewer players and a generally expanded production capacity. As a result, we may face increasing pressure on price reduction, reduced profit margin or loss of market share. Like us, during the past few years, other solar wafer manufacturers have also engaged in aggressive expansion programs.

We compete with international players such as BP Solar, Deutsche Solar, Ersol, Evergreen Solar, Green Energy, JFE, Kyocera, M.SETEK, PV Crystalox, RENA GmbH Solar, REC, Sino-American Silicon and Trina Solar Limited. We also compete with players in China such as Glory Silicon, Jinggong P-D, Renesola, Shunda, SUMCO and Tianwei Yingli. In recent years, many solar cell producers and polysilicon suppliers have also been increasingly expanding into wafer production. These competitors include MEMC, Motech, NorSun, Q-Cells and Wacker Schott

Solar. Many of our current and potential competitors have a longer operating history, wider name recognition, greater resources, larger customer base, better access to polysilicon feedstock and greater economies of scale than us. In addition, most of these competitors are integrated players in our solar industry that also engage in the production of virgin polysilicon, PV cells and/or modules. Under the current business operating environment, their business models may give them competitive advantages as these integrated competitors place less reliance on the upstream suppliers and/or downstream customers in the value chain.

We believe that the key competitive factors in our solar wafer market include:

•	cost competitiveness and price;

•	continuous access to polysilicon feedstock;

•	product quality;

•	economies of scale;

•	advanced technology and manufacturing processes; and

•	strong global distribution channels.

Some companies have spent significant resources in the research and development of proprietary solar technologies that may eventually produce PV products at costs similar to, or lower than, those of multicrystalline wafers without compromising product quality. For example, they are developing or currently producing PV products based on thin-film PV materials, which require significantly less polysilicon to produce than multicrystalline solar products. These alternative PV products may cost less than those based on multicrystalline technologies while achieving the same level of conversion efficiency. Our founder, chairman, chief executive officer and controlling shareholder, Mr. Peng, in his personal capacity, and his family members engaged in certain alternative energy projects, including a project involving thin-film technology. In addition, Mr. Peng and his family may invest or otherwise participate in their personal capacity in other alternative energy projects, such as projects involving solar thermal, wind energy and biofuels. See “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management.” We have decided not to enter into the thin-film module production business.

The solar industry in general also competes with other sources of renewable energy and conventional power generation.

Property

We both own and lease properties for our operations. When we state that we own certain properties in China, we own the relevant land use rights because land is owned by the PRC state under the PRC land system.

Owned property

We own the land use rights to the underlying parcel of land for our manufacturing facilities, including both our wafer and polysilicon manufacturing facilities, located at the Hi-Tech Industrial Park, Xinyu city, Jiangxi province of China. In July, August and December 2008, we acquired additional land use rights for a total site area of 2,796,843 square meters located in Xinyu city for $71.8 million. As of December 31, 2008, the total site area that we owned was approximately 4,143,243 square meters for an original term of 50 years and renewable upon its expiration. The gross floor areas of our plants in the Xinyu Hi-Tech Industrial Park and the Yushui Xiacun Industrial Park were approximately 872,426 square meters and 35,750 square meters, respectively, as of December 31, 2008. We occupy our owned properties for purposes of manufacturing, research and development and as our headquarters office and employee living quarters.

Leased property

We currently lease 208 square meters of office space in Shanghai from an independent third party. This lease will expire in December 2009.

We also lease a 2,860-square-foot office space in Sunnyville, California, from an independent third party. This lease will expire in April 2010.

In addition, we lease a 1,617-square-foot office space in Hong Kong from an independent third party. This lease will expire in January 2011.

Insurance

We maintain property insurance coverage on our facilities, production equipment and inventory in stock, which amounted to approximately $773.6 million as of December 31, 2008. We do not have insurance coverage on other assets of ours, such as products in transit, interruption of business or product liabilities. We consider our insurance coverage to be adequate to cover all normal risks associated with our operations in accordance with industry standards and practices in China. We have purchased director and officer liability insurance for our directors and officers.

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

Safety

Our plants, working stations and various facilities have been designed to maintain a safe working environment. All of our DSS furnaces are equipped with safety kits that limit potential damage in the event of an accident. We have a designated safety monitoring office that directly reports to our senior management. We have adopted a set of production safety procedures that we require our employees to follow and we provide related training to our employees. Our team leaders are regularly required to confirm production safety and our managers are accountable for any failure to observe our safety procedures. To enforce our safety procedures, we have formulated an award and penalty system, awarding those who consistently follow safety procedures and penalizing those who fail to do so.

We require our employees who operate special equipment to have the relevant necessary training before they are allowed to operate such equipment. We conduct regular and required maintenance on our equipment to ensure proper and safe working conditions.

Environment

We have undertaken various measures to reduce pollution and the impact of our manufacturing process on the environment. These measures include monitoring and controlling solid waste, waste water, exhaust fumes and noise. We currently have an on-site waste water treatment station with a 30-metric-ton daily waste water treatment capacity. We believe that we are currently in compliance with all environmental laws and regulations applicable to our operations in China.

In our state-of-the-art polysilicon manufacturing plant, as we ramp up our productions, we will implement the latest technology for recycling. The 15,000-metric-ton factory utilizes a vent gas recovery system that recycles and converts STC back to TCS for consumption in the polysilicon production process. This system will start to operate at the same time as the 15,000-metric-ton factory becomes operational. Once completed, this facility will have a fully closed-loop system where the majority of the potential waste of STC by-product will be recycled. We also expect to achieve closed-loop operation at our 1,000-metric-ton factory in the first half of 2009 as we reach an annualized production capacity of 1,000 metric tons at this factory during the same time.

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

The law also encourages the installation and use of solar-powered water-heating systems, solar-powered heating and cooling systems and other solar energy utilization systems. It expressly contemplates and permits financial incentives, such as national funding, preferential loans and tax preferences for the development of renewable energy projects. In January 2006, NDRC promulgated two implementation directives with respect to the Renewable Energy Law. These directives set forth specific measures relating to pricing of electricity generated by solar and other renewal power generation systems and sharing by all utility end-users of certain costs incurred by solar and other renewable power generation systems. The directives further provide specific allocations of administrative and supervisory powers and responsibilities among various relevant government agencies at the national and provincial levels and stipulate relevant responsibilities among electricity grid companies and power generation companies with a view to the implementation of the renewable energy law.

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

In December 2006, NDRC issued a notice to announce the PRC government’s support of the development of renewable energy resources in China, including solar power. The government appropriated an aggregate of $330 million in equivalent Renminbi as a grant to support various renewable energy projects, including commercialization of wafer and ingot production at our company.

Environmental Regulations

We are subject to a variety of governmental regulations related to the storage, use and disposal of hazardous materials. The major environmental regulations applicable to us include the PRC Environmental Protection Law, the PRC Law on the Prevention and Control of Water Pollution, the PRC Implementation Rules of the Law on the Prevention and Control of Water Pollution, the PRC Law on the Prevention and Control of Air Pollution, the PRC Law on the Prevention and Control of Solid Waste Pollution and the PRC Law on the Prevention and Control of Noise Pollution. We believe that we are in compliance with the relevant environmental regulations in all material aspects.

Restriction on Foreign Investments

The principal regulation governing foreign ownership of solar power businesses in China is the revised Foreign Investment Industrial Guidance Catalogue, effective as of December 1, 2007. Under this guidance, the solar power business falls within the category of industries in which foreign investment is encouraged.

Tax

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC tax laws and regulations. In accordance with the PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises and the related implementation rules effective prior to January 1, 2008, foreign-invested enterprises incorporated in China, such as Jiangxi LDK Solar, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, were generally subject to a national enterprise income tax at the rate of 30% on their taxable income and a local enterprise income tax at the rate of 3% on their taxable income. This foreign invested enterprise income tax law and its implementation rules provided certain favorable tax treatments to foreign-invested enterprises such as a two-year exemption from the national enterprise income tax from their first profitable year and a 50% reduction of their applicable national enterprise income tax rate for the subsequent three years for manufacturing enterprises with operating terms of more than ten years.

In March 2007, the PRC National People’s Congress enacted a new PRC Enterprise Income Tax Law, which became effective on January 1, 2008. The new tax law imposes a unified income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify for preferential tax treatments under certain limited exceptions. The new tax law and the related regulations permit companies to continue to enjoy their preferential tax treatments under the prior tax regime until such treatments expire in accordance with their terms, on the condition that such preferential tax treatments are available under the grandfather clauses of the new tax law and the related regulations.

As permitted by one of the grandfather clauses of the new tax law and the related regulations, Jiangxi LDK Solar, as a foreign-invested manufacturing enterprise, after the two-year exemption from the national and local enterprise income taxes for 2006 and 2007 under the pre-existing PRC enterprise tax laws and regulations, is subject to a reduced unified enterprise income tax rate of 12.5% from 2008 to 2010. When this tax benefit expires, the applicable tax rate of Jiangxi LDK Solar will increase to the unified income tax rate of 25% under the new PRC enterprise income tax law. Jiangxi LDK Silicon and Jiangxi LDK Polysilicon do not enjoy any preferential tax treatment in China. Under the current PRC enterprise income tax law, the income tax rate applicable to Jiangxi LDK Silicon and Jiangxi LDK Polysilicon is 25%.

Pursuant to the PRC Provisional Regulation on the Value Added Tax, or VAT, and its implementation rules, any entity or individual engaged in the sale of goods, provision of specified services and importation of goods in China is generally required to pay VAT at the rate of 17.0% of the gross sales proceeds, less any creditable VAT already paid or borne by such entity or individual. When an entity exports goods from China, the exporter may be entitled to a refund of a portion or all of the VAT paid by the entity. Our imported raw materials used for manufacturing products subject to export, to the extent they are placed in government-sanctioned bonded warehouses, are exempt from import VAT.

Pursuant to the new tax laws and regulations, since January 1, 2008, dividend payments for earnings derived since January 1, 2008 to foreign investors made by foreign-invested enterprises, such as our PRC subsidiaries, Jiangxi LDK Solar, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, are subject to a 10% withholding tax unless any such foreign investor’s jurisdiction of incorporation has a tax treaty or agreement with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty or agreement with China. In addition, under the new tax law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% as to their worldwide income. Under the implementation regulations issued by the State Council relating to the new tax law, “de facto management body” is defined as the body that has material and overall management control over the business, personnel, accounts and properties of an enterprise. In April 2009, the PRC State Administration of Taxation promulgated a circular to clarify the definition of “de facto management body” for enterprises incorporated overseas with controlling shareholders being PRC enterprises. Therefore, it remains unclear how the tax authorities will treat an overseas enterprise invested or controlled by another overseas enterprise and ultimately controlled by PRC individual residents as is in our case. We are currently not treated as a PRC resident enterprise by the relevant tax authorities. Since substantially all of our management is currently based in China and may remain in China in the future, we may be treated as a “resident enterprise” for the PRC tax purposes and subject to PRC enterprise income tax at the rate of 25% as to our worldwide income.

Foreign Currency Exchange

See “Item 10. Additional Information — D. Exchange Controls” in this report.

Dividend Distribution

The principal regulations governing distribution of dividends by foreign-invested enterprises in China, such as our PRC subsidiaries, Jiangxi LDK Solar, Jiangxi LDK Silicon, Jiangxi LDK Polysilicon and Nanchang LDK, include:

•	Company Law of 1993, as amended;

•	Wholly Foreign-owned Enterprise Law of 1986, as amended;

•	Wholly Foreign-owned Enterprise Law Implementation Rules of 1990, as amended;

•	Equity Joint Venture Enterprise Law of 1979, as amended; and

•	Equity Joint Venture Enterprise Law Implementation Rules of 1983, as amended.

Under the current regulatory regime in China, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. After making up for any deficit in prior years pursuant to the PRC laws, a wholly foreign-owned enterprise in China, such as Jiangxi LDK Solar, is required to set aside at least 10% of its after-tax profit calculated in accordance with the PRC accounting standards and regulations each year as its statutory general reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. A wholly foreign-owned enterprise is also required to allocate a certain percentage of its after-tax profit calculated in accordance with the PRC accounting standards and regulations each year as its employee welfare and bonus funds, and its board of directors has the discretion to determine the percentage of the after-tax profits for such employee welfare and bonus funds, which is likewise not distributable to its equity owners except in the event of a liquidation. A sino-foreign joint venture enterprise, such as Jiangxi LDK Silicon, Jiangxi LDK polysilicon and Nanchang LDK, is required to set aside a certain percentage of its after-tax profit calculated in accordance with the PRC accounting standards each year for its statutory general reserves, employee welfare and bonus funds and enterprise development fund in accordance with the requirement of relevant PRC laws and its articles of associations. The board of directors of a sino-foreign joint venture enterprise has the discretion to determine the respective percentages of its after-tax profits for its statutory general reserves, employee welfare and bonus funds and enterprise development funds, which are not distributable to its equity owners except in the event of a liquidation.

Regulation of Overseas Investments and Listings

SAFE issued a public notice in October 2005 to require all PRC residents, including both legal persons and natural persons, to register with the relevant local SAFE branch before establishing or gaining control over any company outside China, referred to in such SAFE notice as an “offshore special purpose company,” for the purpose of acquiring any assets of or equity interest in PRC companies and raising funds from overseas. In addition, any PRC resident that is already a shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity or debt investment or creation of any security interest. If any PRC shareholder of any offshore special purpose company fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. Moreover, failure to comply with such SAFE registration and amendment requirements could result in liabilities under PRC laws for evasion of applicable foreign exchange restrictions.

NDRC promulgated a rule in October 2004, which requires all PRC-incorporated entities to seek NDRC approval for any overseas investment. This NDRC rule also provides that this rule applies to overseas investments by PRC individuals as well.

In August 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, China Securities Regulatory Commission, or CSRC, and SAFE, jointly adopted the Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A rule. This regulation includes provisions that purport to require special purpose companies formed for purposes of overseas listing of equity interest in PRC companies and controlled directly or indirectly by PRC companies or individuals to obtain the approval from CSRC prior to the listing and trading of their securities on any overseas stock exchange. In September 2006, CSRC published on its official website procedures regarding its approval of overseas listings by special purpose companies. The CSRC approval procedures require the filing of a number of documents with CSRC and it could take several months to complete the approval process. The application of the M&A rule with respect to overseas listings of special purpose companies remains unclear with no consensus currently among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.

Our PRC counsel, Grandall Legal Group, has advised us that, based on their understanding of the current PRC laws, regulations and rules, including the M&A rule and the CSRC approval procedures announced in September 2006:

•	CSRC currently has not issued any definitive rule or interpretation requiring offerings like our IPO to be subject to its new procedures; and

•	In spite of the above, because we completed our restructuring and established an overseas holding structure before the M&A rule came into effect, neither the M&A rule nor the CSRC approval procedures require an application to be submitted to CSRC for the approval of the listing and trading of our ADSs on the New York Stock Exchange unless we are clearly required to do so by possible later rules of CSRC.

C.	Organizational Structure

We were incorporated in the Cayman Islands on May 1, 2006 by LDK New Energy, a British Virgin Islands company wholly owned by Mr. Xiaofeng Peng, our founder, chairman and chief executive officer. All of our principal operating subsidiaries were incorporated in China. Jiangxi LDK Solar was incorporated in China on July 5, 2005 by Suzhou Liouxin, a company incorporated under the laws of China, and Liouxin Industrial Limited, a company incorporated under the laws of Hong Kong, each beneficially and wholly owned by Mr. Peng. Upon completion of our incorporation in the Cayman Islands, we acquired all of the equity interests in Jiangxi LDK Solar from Suzhou Liouxin and Liouxin Industrial Limited. In September 2006, we incorporated LDK Solar International Company Limited in Hong Kong as our wholly owned subsidiary. In January 2007, we incorporated LDK Solar USA, Inc. in California as our wholly owned subsidiary. We established two wholly owned PRC subsidiaries, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon on July 12 and October 11, 2007, respectively, both in Jiangxi province, China. On September 27, 2008, we established Nanchang LDK in Jiangxi province, China as our wholly owned subsidiary. In March, 2009, we incorporated LDK Solar Europe S.A. in Luxemburg as our wholly owned subsidiary. In April 2009, we formed a joint venture, LQ Energy GmbH, with Q-Cells. We own 51% equity interest of LQ Energy GmbH

In June 2007, we completed the initial public offering of our ADSs and listed our ADSs on the New York Stock Exchange.

As of the date of this report, our corporate structure is as follows:

D.	Property, Plants and Equipment

For information regarding our material property, plant and equipment, see “— B. Business Overview — Suppliers — Equipment” and “— Property” in this report.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Item 3. Key Information — A. Selected Financial and Operating Data” and our audited consolidated financial statements included in this report beginning on page F-1. The following discussion and analysis contain forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” and elsewhere in this report.

Overview

We are a leading manufacturer of multicrystalline solar wafers. We sell multicrystalline wafers globally to manufacturers of PV products, including solar cells and solar modules. We produce and sell multicrystalline solar wafers between 180 and 220 microns in thickness. In addition, we provide wafer processing services to monocrystalline and multicrystalline solar cell and module manufacturers. We also sell polysilicon materials, which include ingots and polysilicon scraps.

As of December 31, 2008, we had an annual multicrystalline wafer production capacity of approximately 1.46 GW and expect to reach approximately 1.5 GW in 2009. We have inventory and commitments from suppliers that we believe will satisfy our currently estimated polysilicon requirements during the first half of 2009. The majority of our polysilicon feedstock consists of polysilicon scraps and recyclable polysilicon, with virgin polysilicon as a minority component in our feedstock. We have purchased polysilicon scraps and recyclable polysilicon from semiconductor materials trading companies and virgin polysilicon from virgin polysilicon manufacturers. In addition, some of our customers have supplied us with polysilicon feedstock. We also source polysilicon feedstock from the spot market from time to time depending on the price and our requirements. From 2009 onward, we will also source solar-grade polysilicon feedstock from our own polysilicon production plant as it gradually becomes fully operational.

Since August 2007, we have been constructing our polysilicon production plant located near our current solar wafer manufacturing facilities in Xinyu city of Jiangxi province in China. Our polysilicon production plant consists of two factories, one with an estimated annual installed polysilicon production capacity of 15,000 metric tons and the other with an estimated annual installed polysilicon production capacity of 1,000 metric tons. We completed the first production run in the 1,000-metric-ton factory in January 2009. We have completed equipment installation for an annualized polysilicon production capacity of 5,000 metric tons with respect to the 15,000-metric-ton factory, and expect to complete the equipment installation for the remaining annualized manufacturing capacity of 10,000 metric tons by 2,010. We expect to reach an annualized production capacity of 6,000 metric tons by the end of 2009 and 16,000 metric tons by the end of 2010. Polysilicon produced at our plant will be used primarily for the manufacture of our solar wafers.

Since we made our first commercial sale of multicrystalline wafers in April 2006, we have experienced significant growth. Our net sales increased from $105.5 million for the year ended December 31, 2006 to $523.9 million for the year ended December 31, 2007 and $1,643.5 million for the year ended December 31, 2008. Our net income increased from $30.2 million to $144.1 million and $70.2 million for the same respective years.

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

Demand for our solar products

Our business and revenue growth are, in part, a function of the demand for solar power products. The solar power market remains at a relatively early stage of development and it is uncertain whether solar energy will be widely adopted. Although demand for PV products has grown significantly over the past decade, the current global economic slowdown and turmoil in the global financial markets, coupled with rapid slide in petroleum and natural gas prices, have rendered solar energy less cost competitive and less attractive as an alternative source of energy. In addition, the tight credit markets have made it difficult for PV cell and module companies to operate which in turn has slowed their demand for solar wafers. We have experienced lower demand for our products and more requests from our customers to delay shipments in light of the current economic uncertainties and difficult credit markets.

This global economic condition is likely to continue to adversely impact the PV industry and lead to further decreases in the demand and selling prices for our products during the economic downturn.

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

Our production capacity and its utilization

Demand for our solar wafers has until recently been greater than our production capacity. In order to capitalize on strong demand for our products, we have aggressively expanded our solar wafer production capacity and, as of December 31, 2008, our annualized wafer production capacity reached approximately 1.46 GW. The current global economic slowdown and turmoil in the global financial markets, however, have significantly slowed down the development of the PV industry. Although we have modified our expansion plan in light of the new developments, based on our judgment of the market conditions, we will continue to expand our annualized production capacity of multicrystalline wafers to approximately 1.5 GW in 2009 and continue to monitor market demand to determine the timing for any further expansion. If we fail, or encounter significant impediments in our efforts, to match our production capacity with market demand for our products, or if the global economic conditions continue to worsen on an extended basis and we fail to successfully utilize our manufacturing capacity, we will either be unable to increase our sales and profits and capture additional market share, or unable to generate revenue, profit and cash flow from our substantial capital expenditures and be faced with excessive production capacities, and our financial condition and results of operations will be adversely affected.

Availability, cost, quality and mix of our polysilicon feedstock

Solar-grade polysilicon is a specially processed form of silicon and is the primary raw material used to make our multicrystalline wafers. The increase in demand for solar energy products in the past few years led to an industry-wide polysilicon shortage and significant price increases in polysilicon feedstock. As a result, our raw material costs have increased. In anticipation of continued growth of the solar industry, we have also accumulated significant levels of silicon feedstock inventory and supply commitments. The rapid downturn of the global economy and the decrease in global petroleum prices since the second half of 2008 have also rapidly slowed down the PV industry. In particular, prices for both solar wafers and polysilicon feedstock have dropped sharply since the fourth quarter of 2008, which have caused a significant write-down for the year ended December 31, 2008 of $302.3 million to our inventories without defects, including the polysilicon feedstock we previously purchased at higher costs during the time of polysilicon shortage. While access to a secure and stable supply of polysilicon feedstock continues to be an important factor in our continued smooth operations, excessive feedstock inventory and commitments have produced cost pressure on our operations as well.

Since our inception, we have relied on a combination of one-time purchase orders and long-term purchase contracts with our suppliers in order to fulfill our polysilicon requirements. We have inventory and commitments from polysilicon suppliers that we believe will satisfy our currently estimated polysilicon requirements during the first half of 2009. To increase our raw material supply and reduce costs, our polysilicon feedstock also includes polysilicon scrap, polysilicon powder, broken wafers and recyclable polysilicon sourced from semiconductor manufacturers, equipment vendors and others, which we use in our ingot manufacturing process. Scraps and recyclable materials account for the majority of our polysilicon feedstock. We also purchase polysilicon ingots from time to time to produce wafers. If we fail to have continuous access to sufficient quantities of polysilicon at commercially viable prices, our business and profitability will be adversely affected.

Our ability to produce polysilicon feedstock at our polysilicon manufacturing plant

We have been constructing our polysilicon production plant located near our current solar wafer manufacturing facilities in Xinyu city of Jiangxi province since August 2007. Our polysilicon production plant consists of two factories, one with an estimated annual installed polysilicon production capacity of 15,000 metric tons and the other with an estimated annual installed polysilicon production capacity of 1,000 metric tons. We completed the first production run in the 1,000-metric-ton factory in January 2009. We expect to achieve closed-loop operation at this factory in the first half of 2009 and to reach its annualized production capacity of 1,000 metric tons in mid-2009. With respect to the 15,000-metric-ton factory, we have completed equipment installation for an annualized polysilicon production capacity of 5,000 metric tons and expect the 5,000-metric-ton annualized manufacturing capacity to commence production during the second half of 2009. We expect to complete the equipment installation for the remaining annualized manufacturing capacity of 10,000 metric tons and for it to become operational in 2010. Our 15,000-metric-ton factory is also designed for closed-loop operation and we expect to achieve closed-loop operation when we commence commercial production. Polysilicon produced at our plant will be used primarily for the manufacture of our solar wafers. The current global economic slowdown and turmoil in the global financial markets have caused a rapid decline in the demand for solar energy products and in the prices of polysilicon feedstock. Our financial condition and results of operations will depend, to a large extent, on whether we can finish the construction of and operate our polysilicon production plant at the planned production capacity in a cost efficient manner, especially during the current, and potentially protracted, challenging low-price environment for polysilicon feedstock.

Our manufacturing costs

Our cost of goods sold consists primarily of the costs of polysilicon feedstock, consumables and other manufacturing costs. For the years ended December 31, 2007 and 2008, our costs of polysilicon feedstock consumed for our wafer sales accounted for approximately 80.7% and 82.5%, respectively, of our cost of goods sold (excluding inventory write-downs). As the global polysilicon supplies have increased and the polysilicon prices significantly declined as a result of the current global economic downturn, and together with the increasing manufacturing costs after our polysilicon plant commences production, our manufacturing costs as a percentage of our cost of goods sold (excluding inventory write-down) will be more significant.

With the completion of construction and the gradual ramp-up of our polysilicon production plant, we will also need to implement additional measures to reduce our manufacturing costs in the polysilicon production, especially amid the current global decline in polysilicon feedstock prices. Since our inception, we have made continuous endeavors to reduce our manufacturing costs, through increased production scale, improved production yield, using automatic sorting equipment to reduce wafer breakage, and more skilled manufacturing personnel following their initial learning curve. Under the current price decline trend in both solar wafer and polysilicon markets, effective cost-reduction measures in our wafer and polysilicon production have become critical to our financial condition and results of operations. If we fail to continue to reduce our manufacturing costs, our profitability and competitiveness will be adversely affected.

Pricing of our wafer products

Our wafer prices are based on a variety of factors, including our costs, global market wafer prices, supply and demand conditions in China and elsewhere, and the terms of our customer contracts, including sales volumes and the terms on which certain customers supply us with polysilicon. We price our wafers on a per-piece basis. Wafer prices on a per-watt basis have declined significantly since the fourth quarter of 2008 and are likely to continue, not only due to the current global economic slowdown but also as a result of the increased wafer production efficiencies, declines in polysilicon prices and increased wafer production capacity in the PV industry. While our wafer sale prices are immediately affected by market prices, the costs of our wafers cannot adjusted with the same immediacy, therefore any sudden drop in wafer sale price will inevitably impact our gross margin. However, in the medium- to long-term, if wafer prices decline and we are unable to lower our costs in line with the price decline, whether through manufacturing larger ingots or thinner wafers, or through technological advances, our profitability and financial condition would be adversely affected. In addition, as a part of our geographic expansion strategy, we have significantly expanded our overseas sales in 2008 and will continue to do so in the future years to target the top 20 solar cell and module manufacturers in the world in order to strengthen our long-term customer base. The prevailing international market price for solar wafers has been lower than the prevailing PRC market price. As a result, our increase in overseas sales may reduce our gross margin.

Net Sales

We derive revenues primarily from the sale of multicrystalline wafers. We also sell a limited amount of monocrystalline wafers. We provide wafer processing services to customers who supply silicon materials and/or multicrystalline or monocrystalline ingots to us for processing into wafers. The silicon materials we sell include multicrystalline ingots as well as silicon scraps. For the years ended December 31, 2007 and 2008, approximately 95.7% and 91.0%, respectively, of our net sales were generated from sales of wafers. Sales of silicon materials and wafer processing services accounted for 0.7% and 3.6%, respectively, of our net sales during the year ended December 31, 2007 and 1.9% and 7.1%, respectively, during the year ended December 31, 2008. We expect that sales of multicrystalline wafers will continue to account for a majority of our net sales for the foreseeable future.

Our net sales are affected by our unit sales volume and average selling prices. We currently make most of our sales to customers through non-exclusive, short-term purchase order arrangements. Increased sales on a contract rather than spot market basis are likely to lead to a reduction in average selling prices. We have entered into long-term sales arrangements with some of our major customers, including Hyundai, Solartech Energy, Neo Solar, Q-Cells, Chinalight, E-Ton, Gintech, GE Energy, Mosel Vitelic, Motech, and Solartech Energy. Pursuant to these arrangements we have committed to supply each of them with specific quantities of wafers over the next few years, with some subject to periodic negotiations on prices. For the years ended December 31, 2007 and 2008, our top five customers accounted for 42.7% and 48.6%, respectively, of our net sales, with Solarfun and Q-Cells contributing approximately 12.3% and 10.0%, respectively, of our net sales for the year ended December 31, 2007 and Q-Cells, CSI and Solarfun contributing 20.4%, 8.2% and 7.9%, respectively, of our net sales for the year ended December 31, 2008.

We currently have four geographic markets where our current customers are located:

•	China;

•	Asia Pacific ex-China;

•	Europe; and

•	North America.

During the years ended December 31, 2007 and 2008, our net sales generated from these geographic regions were as follows:

	Year Ended December 31,
	2007		2008
Geographic Regions	Net Sales	% of Total	Net Sales	% of Total
	(In thousands)		(In thousands)

China	$154,224	29.4%	$463,101	28.2%
Asia Pacific ex-China	216,295	41.3	494,488	30.1
Europe	105,499	20.1	614,671	37.4
North America	47,928	9.2	71,235	4.3

Net sales	$523,946	100.0%	$1,643,495	100.0%

We determine the geographical market of our net sales based on the immediate destination of our goods shipped. We will periodically adjust our geographic market classification on the basis of our sales as our management determines from time to time to be appropriate in reflecting our operations.

Cost of Goods Sold

Our cost of goods sold consists primarily of:

•	polysilicon feedstock, including solar-grade virgin polysilicon, polysilicon ingots, polysilicon powder, scraps, recyclable polysilicon and various feedstock for polysilicon production (with the costs determined using the weighted average method);

•	consumables, including slurry, crucibles, sawing wires and packaging materials;

•	depreciation and amortization of property, plant, equipment and technical know-how;

•	factory overhead, including utilities, net of government subsidies, maintenance of production equipment and other support expenses associated with the manufacturing of our solar wafers and ingots;

•	direct labor, including salaries and benefits of personnel directly involved in manufacturing activities;

•	stock-based compensation attributable to our manufacturing personnel; and

•	provisions for inventory write-downs due to product defects or decline in market prices for our inventories.

Our total cost of goods sold will increase as we increase our production volume. Depreciation and amortization of property, plant, equipment will also constitute a significant part of our cost of goods sold, especially under the current global economic slowdown with significantly lower prices for polysilicon feedstock and an increased pricing pressure for PV products. We do not record polysilicon costs for our wafer processing services.

Operating Expenses

Our operating expenses include selling expenses, general and administrative expenses, and research and development expenses. Our operating expenses have increased substantially as we expand our wafer operations and ramp up our polysilicon production in recent years.

Selling expenses

Selling expenses consist primarily of salaries and benefits for sales personnel, transportation costs and marketing expenses. We have incurred immaterial marketing expenses since our inception primarily due to the strong demand for our products. Under current global economic slowdown with a significantly increased pricing pressure for our products, our selling expenses will increase as we endeavor to increase our sales and marketing efforts, hire additional sales personnel and establish overseas sales and support offices to enhance the effectiveness of our direct marketing.

General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for our administrative and management personnel, consulting and professional service fees, insurance premiums, travel and related costs of our administrative and management personnel, and costs of maintaining our information technology systems. General and administrative expenses also include the share-based compensation attributable to our directors, administrative and management personnel and service providers and in 2008 included a provision for doubtful recoveries of prepayments to our suppliers. Our general and administrative expenses will increase along with our wafer production expansion and polysilicon production ramp-up as well as the continued upgrade of our information technology infrastructure.

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

We expect our research and development expenses to increase substantially in the near future as we hire additional research and development personnel, devote more resources toward improving wafer and polysilicon manufacturing processes and optimizing our polysilicon use in the production of our solar wafers and ingots.

Share-based Compensation Expenses

For the years ended December 31, 2006, 2007 and 2008, we recorded share-based compensation expenses of approximately $2,028,000, $9,549,000 and $16,614,000, respectively. We allocated these share-based compensation expenses for the years ended December 31, 2006, 2007 and 2008 as follows:

•	approximately $174,000, $1,772,000 and $3,667,000, respectively, to our cost of goods sold;

•	approximately nil, $19,000 and $27,000, respectively, to our selling expenses;

•	approximately $1,697,000, $5,828,000 and $12,609,000, respectively, to our general and administrative expenses;

•	approximately $157,000, $1,771,000 and $311,000, respectively, to our research and development expenses; and

•	approximately nil, $159,000 and nil, respectively, was capitalized in property, plant and equipment.

We made the above allocations on the basis of the job functions of grantees to whom we granted the stock options. As of December 31, 2006, 2007 and 2008, there was unrecognized compensation cost in the aggregate of $10.0 million, $36.3 million and $21.6 million, respectively, relating to non-vested stock options. We expect to recognize this stock option compensation cost over the remaining vesting period of the related options. We will incur additional share-based compensation expenses in 2009 and future periods due to amortization of the unrecognized cost as of December 31, 2008 as well as any additional stock option grants after December 31, 2008.

Other Income and Expenses

Our other income and expenses consist mainly of interest income, interest expense, foreign exchange gain/(loss), change in fair value of prepaid forward contracts, equity in income of an associate and government subsidies.

Interest income or expense

Our interest income represents interests on our cash balances.

Our interest expense consists primarily of interest expenses with respect to our short-term and long-term borrowings from banks and a related party, and interest and the amortization of issuance costs of our convertible senior notes, less interest expenses capitalized to the extent they relate to our capital expenditures. Our interest income and expense also include our gain or loss on interest rate swap contracts.

Foreign currency exchange gain/(loss), net

Our foreign currency exchange gain/(loss), net, is derived from our net exchange gains and losses on our monetary assets and liabilities denominated in foreign currencies as well as our foreign exchange forward contracts during the relevant period.

Government subsidy

Government subsidy represents grants and payments by the PRC government to support the PV industry and our research and development efforts. Some of the government subsidies are calculated on the basis of our tax payments, including income tax, if any, value-added tax and stamp duty tax.

Government subsidy to compensate our research and development expenses is recorded as a reduction of research and development expenses. Government subsidy to compensate our electricity costs is recorded as a reduction of cost of goods sold. Government subsidy not associated with expenses incurred or to be incurred is recognized as income.

Taxation and Incentives

Under the current laws of the Cayman Islands, we are not subject to any income or capital gains tax. Additionally, dividend payments made by us are not subject to any withholding tax in the Cayman Islands.

Under PRC tax laws and regulations effective prior to January 1, 2008, a company established in China was typically subject to a national enterprise income tax at the rate of 30% on its taxable income and a local enterprise income tax at the rate of 3% on its taxable income. The PRC government provided various incentives to foreign-invested enterprises to encourage foreign investments. Such incentives included reduced tax rates and other measures. Foreign-invested enterprises that were determined by PRC tax authorities to be manufacturing enterprises with authorized terms of operation for more than ten years were eligible for:

•	a two-year exemption from the national enterprise income tax from their first profitable year; and

•	a 50% reduction of their applicable national enterprise income tax rate for the succeeding three years.

The local preferential enterprise income tax treatment was within the jurisdiction of the local provincial authorities as permitted under the prior PRC tax laws relating to foreign-invested enterprises. The local tax authorities would decide whether to grant any tax preferential treatment to foreign-invested enterprises on the basis of their local conditions. The Jiangxi provincial government announced that energy companies, including our subsidiary, Jiangxi LDK Solar, with authorized terms of operation for more than ten years were eligible for:

•	a five-year exemption from the 3% local enterprise income tax from their first profitable year; and

•	a 50% reduction of their local enterprise income tax rate for the succeeding five years.

2006 was the first profitable year of Jiangxi LDK Solar. As a foreign-invested manufacturing enterprise, it was entitled to full exemption from the national and local enterprise income taxes for 2006 and 2007 Due to these preferential tax treatments, no income tax was incurred by Jiangxi LDK Solar for the years ended December 31, 2006 and 2007. You may find additional information in “Item 3. Key Information — D. Risk Factors — Risks Relating to Business Operations in China — Expiration of, or changes to, current PRC tax incentives that our business enjoys could have a material adverse effect on our results of operations” in this report. In March 2007, the PRC National People’s Congress enacted a new Enterprise Income Tax Law, which became effective on January 1, 2008. The new tax law imposes a unified income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify for preferential tax treatments under certain limited exceptions. The new tax law and the related regulations permit companies to continue to enjoy their preferential tax treatments under the prior tax regime until such treatments expire in accordance with their terms, on the condition that such preferential tax treatments are available under the grandfather clauses of the new tax law and the related regulations.

Under the PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, the total income tax rate applicable to Jiangxi LDK Silicon and Jiangxi LDK Polysilicon in 2007 was 33%. Effective from January 1, 2008, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon are subject to the unified income tax rate of 25% pursuant to the new Enterprise Income Tax Law.

Under the former PRC tax law, dividend payments to foreign investors made by foreign-invested enterprises such as our PRC subsidiaries, Jiangxi LDK Solar, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, were exempt from PRC withholding tax. Pursuant to the new tax laws and regulations, however, dividends payable for earnings derived since January 1, 2008 by a foreign-invested enterprise to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty or agreement with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty or agreement with China. In addition, under the new PRC enterprise income tax law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% as to their worldwide income. Under the implementation regulations issued by the State Council relating to the new tax law, “de facto management body” is defined as the body that has material and overall management control over the business, personnel, accounts and properties of an enterprise. In April 2009, the PRC State Administration of Taxation promulgated a circular to clarify the definition of “de facto management body” for enterprises incorporated overseas with controlling shareholders being PRC enterprises. Therefore, it remains unclear how the tax authorities will treat an overseas enterprise invested or controlled by another overseas enterprise and ultimately controlled by PRC individual residents as is in our case. We are currently not treated as a PRC resident enterprise by the relevant tax authorities. Since substantially all of our management is currently based in

China and may remain in China in the future, we may be considered a “resident enterprise” for the PRC tax purposes, in which case, we will be subject to the uniform 25% enterprise income tax as to our global income.

We recognize deferred income tax assets and liabilities for temporary differences between financial statement and income tax bases of assets and liabilities. Valuation allowances are provided against the carrying amount of our deferred income tax assets on our financial statements when our management cannot conclude that it is more likely than not that some portion or all of the deferred income tax assets will be realized.

Subsequent Event

In April 2009, we formed a joint venture, LQ Energy GmbH, with Q-Cells. Our investment in the joint venture is expected to be accounted for under the equity method in 2009.

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

Impairment of long-lived assets

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable, such as change of business plan, obsolescence, and continuous loss suffered. We assess recoverability of assets by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. In determining estimates of future cash flows, we have to exercise significant judgment in terms of projection of future cash flows and assumptions. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds its fair value. We estimate the fair value of an asset based on the best information available, including prices for similar assets and, in the absence of observable market prices, the result of using a present value technique to estimate the fair value of the asset. For the periods presented, we recorded no impairment of our long-lived assets. However, if wafer selling prices continue to decline beyond the assumption used in our forecast of undiscounted future cash flows expected to be generated by these assets, we may be required to recognize an impairment of our long-lived assets. If so, the magnitude of any impairment charge could have a significant adverse impact on our consolidated financial statements.

Balance sheet classification for inventory

We regularly review our future consumption and sales of inventories to determine whether any portion of our inventories are expected to be utilized for production or sold in the next 12 months. We will classify those inventories as non-current assets if they are not expected to be utilized or sold within the next 12 months. The polysilicon materials we use for our ingot and wafer production include virgin polysilicon and recyclable polysilicon scraps in different forms, appearance and physical characteristics. Certain types of these recyclable silicon materials can only be used and blended in smaller quantities for our ingot production due to (i) restriction of packing silicon materials of different form and appearance into crucibles; (ii) lack of trained labor and equipment to do sorting, etching and sandblasting required for certain types of silicon materials prior to their use of ingot production; and (iii) our preferred blending ratio. Our evaluation of the classification of inventories into non-current assets are made with reference to the historical consumption of each types of recyclable silicon materials into each ingot production, our planned expansion of our trained workforce and required production facilities, our forecasted sales and estimated availability of virgin polysilicon through our internal production plan and external purchases. In this evaluation process, we have to exercise significant judgment in forecasting our sales and estimated consumption of the inventories. We routinely carry out this evaluation based on the latest available information and record any portion of our inventories as non-current assets based on the results of our evaluation. As at December 31, 2007, we classified raw materials inventories of $30.0 million into non-current assets as we estimated that these raw materials will only be consumed in our production in 2010. No such reclassification is made as at December 31, 2008 since we estimated that the raw materials will be consumed in our production within one year.

Realization for inventory

Our inventories are stated at the lower of cost or market. Market value does not exceed the net realizable value of the inventory, which is estimated selling price of our inventory in the ordinary course of business, less reasonably predicable costs of completion and disposal. We routinely evaluate the net realizable value of our inventories in light of market conditions and recognize inventory write-downs when considered necessary. The evaluation takes into consideration a number of factors including historical and forecasted consumption of our raw materials, our sales contracts for finished goods on hand, marketability of our inventories, anticipated change in market selling price, risk of obsolescence of our inventories due to change in technology or change in physical properties over time and other factors. Also, the price of polysilicon materials is subject to fluctuation based on global supply and demand, which may have an impact on our ability to recover our inventories costs. Furthermore, when our finished goods products contain defects, either caused by our production or delivery process, as confirmed by our quality control department, our management will decide whether to sell the products at a discounted price or recycle the wafers back to our furnaces as raw materials, the decision of which will impact the amount of inventory write-down required. During the years ended December 31, 2006, 2007 and 2008, total inventory write-downs were nil, $4.2 million and $312.0 million, respectively. Approximately $302.3 million of our total inventory write-down during 2008 was to adjust the carrying value of certain inventories to estimated net realizable values to take into account the rapid market selling price decline for solar wafers. Such write-downs negatively impacted our gross profit and income from operations.

Provision for doubtful recoveries on prepayment to suppliers

We make short-term and long-term prepayments to our raw materials suppliers from time to time in order to secure stable supply of polysilicon feedstock. Consistent with industry practices, we make such prepayments without any collateral. We continuously make assessments on the creditworthiness of these suppliers, primarily based on their historical track records to honor their contractual commitments to us. If there is any indication that the creditworthiness of a supplier is deteriorating, as evidenced by the supplier’s failure to deliver to us the ordered polysilicon feedstock and repay our advances in accordance with the terms of our contract, we will assess and determine the amount of provision for doubtful recoveries required on the prepayments we made with reference to any available internal and external information in respect of financial condition of that supplier. Based on such assessment we made provision for doubtful recoveries totalling $20.6 million during the year ended December 31, 2008 against the prepayment we made to certain suppliers. No provision for doubtful recoveries against our prepayments to suppliers was recognized as of December 31, 2006 and 2007.

Share-based compensation

We adopted our 2006 stock incentive plan on July 31, 2006 and have outstanding options granted to certain of our officers, directors and employees and certain service providers to purchase an aggregate of 6,606,143 shares as of the date of this report. For a description of our stock options granted, including the exercise prices and vesting periods, see “Item 6. Directors, Senior Management and Employees — E. Share Ownership — 2006 Stock Incentive Plan” in this report. Under SFAS 123R, we are required to recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. A fair value-based method is used for measuring the compensation expense related to share-based compensation. We estimate our forfeitures based on past employee retention rates and our expectations of future retention rates, and we will prospectively revise our forfeiture rates based on actual history. Our stock option compensation charges may change based on changes in our actual forfeitures. We record compensation expense for the fair value of the options at the grant date. We then amortize share-based compensation expenses over the vesting periods of the related options.

Determining the fair value of our shares requires making complex and subjective judgments regarding projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of grant. Our revenues and earnings growth rates, as well as major milestones that we have achieved, primarily since the end of 2006, have contributed significantly to the increase in the fair value of our shares. However, as we were still a private company prior to the completion of our IPO, the determination of these fair values was inherently uncertain and highly subjective. The assumptions used in deriving the fair values were consistent with our business plan. These assumptions included:

•	no material changes in the existing political, legal, fiscal and economic conditions in China;

•	no major changes in the tax rates applicable to our subsidiary in China;

•	our ability to retain competent management, key personnel and technical staff to support our ongoing operations; and

•	no material deviation in industry trends and market conditions from economic forecasts.

These assumptions were inherently uncertain. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates under the income approach. If different discount rates had been used, the valuations would have been different and the amount of share-based compensation would also have been different because the fair value of the underlying shares for the options granted would have been different.

For options granted before March 31, 2007, we adopted an option-pricing model to allocate enterprise value to preferred and shares. The option-pricing model involved making estimates of the anticipated timing of a potential liquidity event such as a sale of our company or an initial public offering and estimates of the volatility of our equity securities. The anticipated timing was based on the plans of our board of directors and management. Estimating the volatility of our share price as a privately held company was complex because there was no readily available market for the shares. We estimated the volatility of our shares to range from 51% to 64% with reference to the average implied volatility of U.S.-listed companies in similar industries. Had we used different estimates of volatility, the allocations between preferred and shares would have been different.

Our share-based compensation expenses will affect our reported net income, earnings per share and each line item of our operating expenses, which include cost of goods sold, selling expenses, general and administrative expenses and research and development expenses.

From our inception to December 31, 2008, we granted the following options to our employees and non-employees.

			Fair Value of
			Ordinary Shares
Grant Date	Number of Options	Exercise Price	at Grant Date

August 1, 2006	5,893,900	$4.45	$4.37
February 6, 2007	2,065,900	9.00	7.98
April 17, 2007(1)	100,000	9.00	25.00
May 14, 2007(2)	350,900	25.00	25.00
May 31, 2007(3)	100,000	9.00	27.00
July 6, 2007(4)	633,400	33.96	33.53
October 17, 2007(4)	200,000	9.00	44.75
December 3, 2007(4)(5)	734,500	29.55	32.30
January 5, 2008(4)(5)	60,000	43.81	43.30
February 25, 2008(4)(5)	10,000	31.05	32.46
April 22, 2008(4)(5)	33,000	33.57	32.75
July 29, 2008(4)(5)	10,000	32.70	34.99
October 31,2008(4)(5)	60,000	18.06	18.19
November 13, 2008(4)	291,300	13.12	14.32
January 15, 2009(4)(5)	423,100	13.06	9.79
April 16, 2009(4)(5)	287,300	$8.46	$5.85

(1)	Represents the 100,000 options granted on April 17, 2007 to Gang Wang, one of our directors. We estimated the fair value of our shares as of the grant date to be $25.00 per share, based on our preliminary discussions with the underwriters for our IPO regarding its possible price range.

(2)	Represents the 350,900 options authorized on April 17, 2007 granted to our employees. The exercise price for such options was $25.00, the low end of the price range as shown on the cover page of our preliminary IPO prospectus. The grant date of such options was May 14, 2007, the date such exercise price was determined. We estimated the fair value of the shares on the grant date of such options to be $25.00 per share, the low end of the price range set forth on the cover page of the preliminary IPO prospectus.

(3)	Represents the 100,000 options authorized on April 17, 2007 granted to Mr. Louis T. Hsieh, who became our director on the date of our IPO. The exercise price for such options was $9.00 per share and the grant date of such options was the date of our IPO prospectus. We determined the fair value of our shares on such grant date to be the IPO price per share, which was $27.00.

(4)	Represents options granted to our directors and employees. The fair value of our shares on such grant date was based on the closing price of our ADSs listed on the New York Stock Exchange for the trading day prior to the grant date.

(5)	As a result of the significant decreases of our share prices amid the global economic slowdown and financial market crisis, we and some of our optionees agreed to cancel some of the previously granted, but not yet vested, stock options in lieu of newly granted options in January and April 2009 with similar terms at lower exercise prices.

In determining the fair value of the underlying shares at the date of grant, we considered the guidance prescribed by the AICPA Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” or the Practice Aid. We engaged an independent valuation firm, Sallmanns (Far East) Limited, which has since February 2008 merged into Jones Lang LaSalle Sallmanns Limited, or Sallmanns, to perform appraisals of the fair value for the options and the shares underlying the options granted in August 2006 and

February 2007 and the fair value for the options granted after April 1, 2007 and prior to our IPO. The fair value of the shares underlying the options we have granted subsequent to our IPO has been based on the closing price of our ADSs listed on the New York Stock Exchange for the trading day prior to the respective grant dates.

August 1, 2006 grant

In its assessment of the fair value of our shares underlying the options granted on August 1, 2006, Sallmanns considered the income approach and the market approach, and used the income approach to derive the fair value of our shares.

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

For the August 1, 2006 grant, Sallmanns considered the income approach and the market approach, and used the income approach to derive the fair value of our shares underlying the options granted. In August 1, 2006, we were unable to identify companies that were directly comparable to us, given our operating history of less than a year, the nature of our business as a pure wafer manufacturer and our rapid development. Although there were public companies in solar-energy related industries, the valuation ratios of those companies vary significantly. Some valuation ratios, such as price-to-earnings ratios, were not available for some of those companies. As a result, Sallmanns concluded that the historical and projected financial conditions of these companies were significantly different from one another and that there were no consensus valuation ratios applicable for purposes of the valuation. As such, Sallmanns did not believe that the market approach was applicable to us in August 2006.

The fair value of our company was allocated between our Series A preferred shares and our shares using the option-pricing model. Under the option-pricing model, the allocation of the equity fair value was based on the liquidation of Series A preferred shares, anticipated timing of a potential liquidity event, such as our IPO, and estimates of the volatility of the equity securities. The anticipated timing of our IPO was based on the plans of our board of directors and management. The estimate of volatility of the equity securities was based on the implied volatility of the options of comparable companies that Sallmanns used in the market approach.

December 19, 2006 valuation

Sallmanns conducted a valuation of our shares as of December 19, 2006, the closing date for the issuance of our Series C preferred shares and determined that the fair value of our shares was $5.04 per share. See “— Embedded beneficial conversion feature of the convertible instruments” below for more information.

February 6, 2007 grant

For the February 6, 2007 grant, Sallmanns considered the income approach and the market approach. For the same reasons as described above under “— August 1, 2006 grant” above, Sallmanns did not believe that the market approach was applicable to us in February 2007 and derived the fair value of our shares using the income approach.

Our estimated fair value per share increased by approximately 58.3% from $5.04 on December 19, 2006 to $7.98 on February 6, 2007.

Option grants on April 17, May 14 and May 31, 2007

In connection with our option grants on April 17, May 14 and May 31, 2007, we did not engage Sallmanns to conduct a valuation of our shares as of the grant dates of the options because the completion of our IPO was more certain and closer in time than in February 2007. For the 100,000 options granted on April 17, 2007 to Gang Wang, one of our existing directors, we estimated the fair value of our shares as of the grant date based on our preliminary discussions with the underwriters for our IPO regarding the possible price range, and we estimated such fair value to be $25.00 per share. For the 350,900 options authorized on April 17, 2007 granted to our employees, the exercise price was $25.00, the low end of the price range for our IPO on the cover page of our preliminary IPO prospectus, and therefore the grant date of such options was May 14, 2007, the date such price range was determined. We estimated the fair value of the shares on the grant date of such options to be $25.00 per share, which was the low end of the price range set forth on the cover of our preliminary IPO prospectus. We selected the low end of the price range because there remained uncertainties after such date regarding the completion of our IPO and the offering price. For the 100,000 options authorized on April 17, 2007 granted to Louis T. Hsieh, who became our director on the date of our IPO prospectus, the exercise price was $9.00 per share and the grant date of such options was May 31, 2007, the date of our IPO prospectus. We determined the fair value of our shares on such grant date to be our IPO price per share, which was $27.00.

Our estimated fair value per share increased substantially from $7.98 on February 6, 2007 to $25.00 on April 17, 2007, $25.00 on May 14, 2007, the date of our preliminary IPO prospectus for our IPO, and $27.00 on the date of our IPO prospectus.

Option grants after July 1, 2007

In connection with our option grants after July 1, 2007, because we completed our IPO, we estimated the fair value of our shares on such grant dates to be the closing price of our ADSs listed on the New York Stock Exchange for the trading day immediately prior to such grant date.

Embedded beneficial conversion feature of the convertible instruments

In connection with our private placements with strategic and venture capital investors, we issued exchangeable notes in July 2006 and Series A, Series B and Series C preferred shares in July, September and December 2006, respectively. The exchangeable notes were exchangeable into our Series A preferred shares and all our preferred shares were convertible into our ordinary shares at a 1:1 ratio, subject to adjustments on the basis of our audited consolidated net earnings for the various periods as described in note (18) to our audited consolidated financial statements included elsewhere in this report.

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

Convertible senior notes

On April 15, 2008, we sold an aggregate principal amount of $400,000,000 of 4.75% convertible senior notes due 2013, which are convertible into our ADSs based on an initial conversion rate of 25.4534 ADSs per $1,000 principal amount of convertible senior notes, subject to adjustments and limitations. Upon conversion, in lieu of deliver of ADSs, we may elect to deliver cash or a combination of cash and ADSs.

We have determined that the conversion feature embedded in the convertible senior notes is not required to be bifurcated and accounted for as a derivative pursuant to SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities,” since the embedded conversion feature is indexed to our own stock and would be classified in shareholders’ equity if it was a free-standing instrument. No portion of the proceeds from the issuance was accounted for as attributable to the conversion feature. Other embedded features are not required to be bifurcated as the economic characteristics and risks of these embedded features are clearly and closely related to that of the host contract. Further, since the initial conversion price of the convertible senior notes exceeded the market price of our shares on the date of issuance of convertible senior notes, no beneficial conversion features require allocation of proceeds from the convertible senior notes.

Costs incurred by us that were directly attributable to the issuance of convertible senior notes, were deferred and are being charged to the audited consolidated statement of operations using the effective interest rate method over the term of the notes.

Prepaid forward contract

In connection with and to facilitate the offering of convertible senior notes in April 2008, we entered into prepaid forward contracts on April 9, 2008 with certain counterparties. The prepaid forward contracts relate to a number of our ADSs equal to $199,437,000, divided by the closing price of our ADSs on April 9, 2008. The counterparties may deliver the shares pursuant to the prepaid forward contracts at their discretion, in full or in part, at any time prior to May 30, 2013. The prepaid forward contracts would be cash-settled until we have satisfied certain conditions, after which the prepaid forward contracts will be physically share-settled only. We satisfied all those conditions on June 17, 2008. The prepaid forward contracts were initially recognized as assets and measured at fair value as the contracts would be cash-settled at the issuance date. When the physically share-settled conditions were met on June 17, 2008, the fair value of prepaid forward contracts as at that date were reclassified as a reduction of additional paid-in capital in equity. The change in fair value of the prepaid forward contracts of $60.0 million, from the issuance date to June 17, 2008, was reported in our consolidated statement of operations for the year ended December 31, 2008. We do not recognize any change in the fair value of our prepaid forward contracts after June 17, 2008.

In determining the fair value of the prepaid forward contracts on the date when the conditions for physical settlement in shares were met, we considered the framework for measuring fair value as prescribed in SFAS No. 157, “Fair Value Measurements.” We engaged an independent consulting firm to assist us in performing appraisals of the fair value of the prepaid forward contracts. In our assessment of the fair value of the prepaid forward contracts, we considered the discounted-present-value method and cost-to-carry method and cross-checked the result by using arbitrage theory, both of which led to the conclusion that the fair value of the prepaid forward contracts was equal to the spot price of the underlying securities as of the valuation date.

Since the prepaid forward contracts require physical settlement of a fixed number of ADSs at a fixed price per ADS when conditions for physical settlement are met, the shares to be repurchased pursuant to the prepaid forward contracts are treated as retired from June 17, 2008 through December 31, 2008 for purposes of our basic and diluted earning per share calculations during the year ended December 31, 2008.

Recently Issued Accounting Standards

In February 2008, FASB issued FASB Staff Position FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions” (FSP FAS 140-3). The objective of FSP FAS 140-3 is to provide guidance on accounting for the transfer of a financial asset and a repurchase financing. FSP FAS 140-3 presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under Statement 140. However, if certain criteria are met, the initial transfer and repurchase financing may not be evaluated as a linked transaction and must be evaluated separately under Statement 140. FSP FAS 140-3 is effective for annual and interim periods beginning after November 15, 2008 and early adoption is not permitted. We are currently evaluating the provisions of this standard, but do not expect the initial adoption to have a material impact on our financial condition and results of operations.

In December 2007, FASB issued FASB Statement No. 141R, “Business Combinations” (Statement 141R) and FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment to ARB No. 51” (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, noncontrolling interests and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity. These Statements change the accounting treatment for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. Substantially all of our subsidiaries are wholly owned and, therefore, the initial adoption of Statement 160 is not expected to materially impact our financial condition and results of operations.

In May 2008, FASB issued FASB Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments that May be Settled in Cash Upon Conversion” (FSP APB 14-1). FSP APB 14-1 requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer’s nonconvertible debt borrowing rate. The resulting debt discount is amortized over the period the convertible debt is expected to be outstanding as additional non-cash interest expense. FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Retrospective application to all periods presented is required except for instruments that were not outstanding during any of the periods that will be presented in the annual financial statements for the period of adoption but were outstanding during an earlier period. FSP APB 14-1 will change the accounting treatment for our convertible senior notes issued in April 2008. Upon adoption of FSP APB 14-1, we expect to revise our financial statements by reclassifying approximately $18.3 million of convertible senior notes from debt to additional paid-in capital in the equity section of the balance sheet. Our reported interest expense is expected to be increased by $3.8 million for the year ended December 31, 2008. Upon adoption, debt issuance costs of $0.5 million will be reclassified against additional paid-in capital. These retrospective adjustments are expected to reduce reported basic earnings per ordinary share by $0.04 and have no impact on the diluted earnings per ordinary share for the year ended December 31, 2008.

In June 2008, FASB’s Emerging Issues Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”. This EITF Issue provides guidance on the determination of whether such instruments should be classified as equity or as a derivative instrument. We will adopt the provisions of EITF 07-5 on January 1, 2009. We are currently evaluating the impact, if any, of adopting EITF 07-5 on our financial position and results of operations.

Individual Income Tax Withholding Obligation

Under the PRC law, employees who exercise stock options are generally required to pay, on the date of exercise, individual income tax on the difference between the exercise price and the market price of the shares on such date, and the employer has the obligation to withhold the relevant individual income tax. In August 2007 and in August 2008, eight employees exercised their stock options, but did not pay individual income tax on the date of exercise, nor did we withhold such individual income tax on the date of exercise. The Xinyu tax authorities in Jiangxi province issued deferral decisions in February 2008 and September 2008. The deferral decisions waived the obligations of the eight employees to declare and pay the individual income tax, as well as our withholding obligation on the date of exercise. Such payment and withholding obligations were deferred until the shares are sold. As of December 31, 2008, for accounting purposes, we had an outstanding receivable of $42.0 million from these employees and payable to the PRC tax authorities in relation to the individual income tax liabilities arising from the exercise of stock options by these employees. Our PRC counsel, Grandall Legal Group, is of the opinion that (i) the Xinyu tax authorities have the proper authority to issue the deferral decisions described above and such deferral decisions were validly issued; (ii) in accordance with the deferral decisions, there is no obligation for any of the optionees to declare and pay any PRC income tax with respect to the shares acquired as a result of the exercise of their share options until after such optionees have sold the shares; and (iii) after the sale of the shares, such optionees will be obligated to pay the PRC income tax, and we will not be liable for such PRC income tax, other than to withhold taxes for payment to the relevant PRC tax authorities. In addition, at all times from the date when any of the stock options was first exercised through the date of this report, there has been no outstanding loan or advance by us or any of our subsidiaries to any of these optionees in respect of the PRC income tax liabilities resulting from the exercise of their stock options.

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

Year ended December 31, 2008 compared with year ended December 31, 2007

	Year Ended December 31,
	2007		2008
	(In thousands)	(% of Net Sales)	(In thousands)	(% of Net Sales)

Net sales	$523,946	100.0%	$1,643,495	100.0%
Cost of goods sold	(353,709)	(67.5)	(1,555,139)	(94.6)

Gross profit	170,237	32.5	88,356	5.4
Selling expenses	(873)	(0.2)	(3,786)	(0.2)
General and administrative expenses	(19,360)	(3.7)	(68,010)	(4.2)
Research and development expenses	(3,202)	(0.6)	(7,570)	(0.5)

Total operating expenses	(23,435)	(4.5)	(79,366)	(4.9)

Income from operations	146,802	28.0	8,990	0.5
Other income/(expenses):
Interest income	4,109	0.8	5,875	0.4
Interest expense and amortization of convertible senior notes issuance costs	(9,419)	(1.8)	(34,347)	(2.1)
Decrease in fair value of warrants	2	0.0	—	—
Foreign currency exchange (loss)/gain, net	(1,654)	(0.3)	14,495	0.9
Government subsidies	3,461	0.7	19,665	1.2
Change in fair value of prepaid forward contracts	—	—	60,028	3.7
Equity in income of an associate	—	—	704	0.0
Others, net	—	—	(48)	(0.0)

Earnings before income tax	143,301	27.4	75,362	4.6
Income tax benefit/(expense)	758	0.1	(5,139)	(0.3)

Net income	144,059	27.5	70,223	4.3

Accretion of Series A preferred shares to redemption value	(860)	(0.2)	—	—
Accretion of Series B preferred shares to redemption value	(2,726)	(0.5)	—	—
Accretion of Series C preferred shares to redemption value	(1,351)	(0.2)	—	—

Net income available to ordinary shareholders	$139,122	26.6%	$70,223	4.3%

Net sales.  For the year ended December 31, 2008, our net sales were approximately $1,643.5 million, representing an increase of $1,119.6 million from our net sales of $523.9 million for the year ended December 31, 2007. This increase was primarily due to our increased sales volume of 156 x 156 mm wafers. We sold 817.9 MW of wafers during the year ended December 31, 2008 and 223.8 MW of wafers during the year ended December 31, 2007. As affected by the global economic slowdown and crisis in the global financial markets, demand for our products has declined since the fourth quarter of 2008, our net sales for the fourth quarter of 2008 were approximately $426.6 million, a decline from $541.8 million for the third quarter of 2008.

During the year ended December 31, 2007 and 2008, our net sales by product were as follows:

	Year Ended December 31,
	2007		2008
Product	Net Sales	% of Total	Net Sales	% of Total
	(In millions)		(In millions)

156 x 156 mm wafers	$408.1	77.9%	$1,347.2	82.0%
125 x 125 mm wafers	92.3	17.6	132.9	8.1
150 x 150 mm wafers	1.3	0.2	14.9	0.9
Processing of wafers on behalf of others	18.7	3.6	116.9	7.1
Silicon materials	3.5	0.7	31.6	1.9

Total net sales	$523.9	100.0%	$1,643.5	100.0%

Our net sales of 156 x 156 mm wafers increased from $408.1 million, or 77.9% of our total net sales, for the year ended December 31, 2007, to $1,347.2 million, or 82.0% of our total net sales, for the year ended December 31, 2008. This increase was primarily due to our customers’ growing demand for 156 x 156 mm wafers, which are more efficient in utilization.

Our net sales generated from the various geographic regions during the year ended December 31, 2008 as a percentage of our total net sales experienced some significant changes as compared to the year ended December 31, 2007. Based on the immediate destination of our goods shipped, our sales in Europe were substantially higher than those in any other single geographic region for the year ended December 31, 2008 while our sales in Asia Pacific ex-China were substantially higher than those in any other single geographic region for the year ended December 31, 2007. Our net sales to Asia Pacific ex-China increased from $216.3 million for the year ended December 31, 2007 to $494.5 million for the year ended December 31, 2008 largely because our increased sales volume to customers in Taiwan. However, our net sales to Asia Pacific ex-China as a percentage of our total net sales decreased from 41.3% for the year ended December 31, 2007 to 30.1% for the year ended December 31, 2008 primarily due to our significantly increased net sales in Europe from $105.5 million to $614.7 million for the respective periods as a result of our development of European markets. Our net sales in China during the year ended December 31, 2008 slightly decreased to 28.2% of our total net sales as compared to 29.4% during the year ended December 31, 2007. Our net sales to Europe during the year ended December 31, 2008 increased to 37.4% of our total net sales, as compared to 20.1% of our total net sales, during the year ended December 31, 2007 primarily due to our increased sales to Q-Cells. As a result of the greater increases in sales in the other geographic regions, our net sales to North America during the year ended December 31, 2008 decreased to 4.3% as compared to 9.2% during the year ended December 31, 2007, although our sales to this region in dollar amount slightly increased from $47.9 million to $71.2 million.

During the year ended December 31, 2007 and 2008, our net sales breakdown by geographic region was as follows:

	Year Ended December 31,
	2007		2008
Geographic Regions	Net Sales	% of Total	Net Sales	% of Total
	(In millions)		(In millions)

Mainland China	$154.2	29.4%	$463.1	28.2%
Asia Pacific ex-Mainland-China	216.3	41.3	494.5	30.1
Europe	105.5	20.1	614.7	37.4
North America	47.9	9.2	71.2	4.3

Total net sales	$523.9	100.0%	$1,643.5	100.0%

We will periodically adjust our geographic market classification on the basis of our sales as our management determines from time to time to be appropriate in reflecting our operations.

Cost of goods sold.  For the year ended December 31, 2008, our cost of goods sold was approximately $1,555.1 million, representing an increase of $1,201.4 million from our cost of goods sold of $353.7 million for the year ended December 31, 2007. Our cost of goods sold for the year ended December 31, 2007 and 2008 included inventory write-downs of $4.2 million and $312.0 million, respectively. The rapid downturn of the global economy and the crisis in the global financial markets beginning during the second half of 2008 resulted in significant price declines for both solar wafers and polysilicon feedstock since the fourth quarter of 2008, which caused a significant decline in the estimated net realizable value of our inventories at December 31, 2008, including both wafers in our inventory and polysilicon feedstock that we previously purchased at higher costs during the time of polysilicon shortage. Our cost of goods sold for the year ended December 31, 2007 and 2008 was partially offset by government subsidies for electricity costs of $3.1 million and $4.7 million, respectively.

During the year ended December 31, 2007 and 2008, our cost of goods sold by product/service was as follows:

	Year Ended December 31,
	2007		2008
Product	Cost of Goods Sold	% of Total	Cost of Goods Sold	% of Total
	(In millions)		(In millions)

156 x 156 mm wafers(1)	$268.3	75.9%	$1,300.7	83.6%
125 x 125 mm wafers	68.5	19.4	130.9	8.4
150 x 150 mm wafers	1.1	0.3	15.0	1.0
Processing of wafers on behalf of others	13.1	3.7	83.4	5.4
Silicon materials	2.7	0.7	25.1	1.6

Total cost of goods sold	$353.7	100.0%	$1,555.1	100.0%

(1)	Includes substantially all of the provision for inventory write-downs in 2008.

Gross profit.  For the year ended December 31, 2008, our gross profit was $88.4 million, a decrease of $81.8 million from $170.2 million for the year ended December 31, 2007. We incurred a gross loss in the fourth quarter in 2008 of $211.4 million due to lower net sales and the inventory write-down resulting from the industry-wide decreased demand and sale price declines for solar wafers. Our gross margin declined to 5.4% for the year ended December 31, 2008 from 32.5% for the year ended December 31, 2007, primarily due to an increase in the cost of our raw materials and the $312.0 million inventory write-down, partially offset by a moderate increase in our average selling price from $2.24 per watt for the year ended December 31, 2007 to $2.35 per watt for the year ended December 31, 2008. Our average selling price for the fourth quarter of 2008 was $2.18 per watt, lower than that for the year ended December 31, 2008, due to price decline in the global solar wafer market in that quarter.

The increase in the cost of our raw materials was primarily due to the increase in the cost of our polysilicon feedstock. In particular, our weighted average purchase price of polysilicon feedstock increased from $185.8 per kilogram for the year ended December 31, 2007 to $261.8 per kilogram for the year ended December 31, 2008, which increased our average cost of raw materials.

Operating expenses.  For the year ended December 31, 2008, our operating expenses were $79.4 million, an increase of $56.0 million from our operating expenses of $23.4 million for the year ended December 31, 2007. This increase was primarily due to an increase of approximately $48.7 million in our general and administrative expenses as a result of additional legal and professional expenses, provision for doubtful recoveries of prepayments to suppliers of $20.6 million resulting from certain suppliers’ failure to deliver us polysilicon feedstock and refund our prepayments, the increase in our share-based compensation expenses, the addition of administrative personnel and the corresponding increases in salaries, benefits and traveling expenses during the year ended December 31, 2008.

Interest income and expense.  For the year ended December 31, 2008, our interest income was approximately $5.9 million, an increase of $1.8 million from our interest income for the year ended December 31, 2007 of approximately $4.1 million. The increase was primarily due to the increase in our average balance of cash on deposit in interest-bearing savings accounts since our convertible notes offering and follow-on offering of 4.8 million ADSs in 2008. For the year ended December 31, 2008, our interest expense and amortization of convertible senior notes issuance costs increased to $34.3 million from $9.4 million for the year ended December 31, 2007 as a result of an increase in our bank borrowings and the issuance of convertible senior notes in April 2008.

Foreign currency exchange (loss)/gain, net.  For the year ended December 31, 2008, our foreign currency exchange gain, net, was $14.5 million, compared to our foreign currency exchange loss, net, of $1.7 million for the year ended December 31, 2007 primarily because our PRC operating subsidiaries, whose functional currency is Renminbi, held a larger amount of foreign currency denominated liabilities, such as advance payments from customers, short-term bank borrowings and trade accounts payable, for the year ended December 31, 2008 on a net basis as compared to the year ended December 31, 2007. We recognized an exchange gain with respect to these liabilities due to the appreciation of Renminbi.

Government subsidies.  For the year ended December 31, 2008, government subsidies received and recognized as other income totaled $19.7 million, compared to $3.5 million for the year ended December 31, 2007. Our government subsidies in 2008 included $16.3 million received from the city government of Xinyu, Jiangxi province. Such subsidy was calculated based on the portion of tax revenue allocated to the city government by the PRC central government in connection with our tax payments to the national tax bureau.

Change in fair value of prepaid forward contracts.  For the year ended December 31, 2008, we had unrealized income of $60.0 million from the fair value change in the prepaid forward contracts which we entered into on April 9, 2008 in connection with our offering of the convertible senior notes. The prepaid forward contracts were initially recognized as assets and measured at fair value as the contracts could only be settled in cash on the issuance date and were reclassified as a reduction of additional paid-in capital in equity when the conditions for physical settlement in shares were met on June 17, 2008. The change in fair value of the prepaid forward contracts of $60.0 million from the issuance date to June 17, 2008, which was based on the change in the spot price of our ADSs, the underlying securities of the prepaid forward contracts, was recorded as other income for the year ended December 31, 2008. We had no such income in 2007.

Income tax expense.  For the year ended December 31, 2008, our income tax expense totaled $5.1 million as compared to income tax benefit of $1.0 million for the year ended December 31, 2007 because our PRC subsidiary, Jiangxi LDK Solar, is no longer completely exempt from PRC national enterprise income tax. Our effective income tax rate increased to approximately 6.8% for the year ended December 31, 2008 from nil for the year ended December 31, 2007. Jiangxi LDK Solar is entitled to exemption from the PRC enterprise income tax for two years beginning from calendar year 2006 and a reduced income tax rate of 12.5% for three years beginning from January 1, 2008.

Net income.  For the year ended December 31, 2008, our net income was $70.2 million, a decrease of $73.9 million from $144.1 million for the year ended December 31, 2007. For the year ended December 31, 2008, our net margin decreased to 4.3% from 27.5% for the year ended December 31, 2007. Without the tax holiday referenced above under “— Income tax expense”, our income tax expense would have increased by approximately $53.3 million and $5.9 million for the year ended December 31, 2007 and 2008, respectively, with a corresponding reduction in the amount of our net income for the periods.

Net income available to ordinary shareholders.  As a result of the foregoing, for the year ended December 31, 2008, our net income available to ordinary shareholders was $70.2 million. Our net income available to ordinary shareholders for the year ended December 31, 2007 was $139.1 million. Without the tax holiday as described in “— Net income” above, our net income available to ordinary shareholders would have been reduced by approximately $53.3 million and $5.9 million for the year ended December 31, 2007 and 2008, respectively.

Earnings per ordinary share.  For the year ended December 31, 2008, earnings per share was $0.67 and $0.64 per share on a basic and diluted basis, respectively. For the year ended December 31, 2007, earnings per share was $1.50 and $1.37 per share on a basic and diluted basis, respectively. Without the tax holiday as described in “— Net income” above, our basic earnings per share would have been reduced by $0.58 and $0.06 for the year ended December 31, 2007 and 2008, respectively, and our diluted earnings per share would have been reduced by $0.51 and $0.05 for the year ended December 31, 2007 and 2008, respectively.

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

Government subsidy.  For the year ended December 31, 2007, government subsidies received totaled $3.5 million, compared to $1.3 million for the year ended December 31, 2006. Our government subsidy did not include subsidy of nil and $0.2 million received from the local government for the year ended December 31, 2007 and 2006, respectively, to compensate our research and development expenses, which was recorded as a reduction of our research and development expenses, or subsidy of $3.1 million and $0.8 million received from the local government for the year ended December 31, 2007 and 2006, respectively, to compensate our electricity costs, which was recorded as a reduction to our cost of goods sold.

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

Accretion of Series A, Series B, Series C preferred shares to redemption values.  We issued our Series A preferred shares in July 2006, our Series B preferred shares in September 2006 and our Series C preferred shares in December 2006. For the year ended December 31, 2007, we recognized accretion to the redemption values of our Series A, Series B and Series C preferred shares of approximately $4.9 million. The accretion of the Series A, Series B, Series C preferred shares to their redemption prices was reflected as a reduction to our net income and represented the difference between our net income and our net income available to ordinary shareholders. The

Series A, Series B, Series C preferred shares were converted into our shares upon completion of our IPO in June 2007.

Deemed dividend to Series A preferred shareholders.  During the year ended December 31, 2006, we recognized embedded beneficial conversion of our Series A preferred shares of $1.6 million, which represented the intrinsic value of the difference between the conversion price of the Series A preferred shares and the fair market value of the underlying shares at the original issue date of the Series A preferred shares. The value of the beneficial conversion feature was treated as a deemed dividend on the Series A preferred shares and reduced our net income to arrive at net income available to ordinary shareholders. The Series A shares were converted into our shares upon the completion of our IPO in June 2007, and there was no equivalent transaction in 2007 that resulted in a deemed dividend charge to earnings.

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

Earnings per ordinary share.  For the year ended December 31, 2007, earning per share was $1.50 and $1.37 per share on a basic and diluted basis, respectively. For the year ended December 31, 2006, earning per share was $0.35 and $0.35 per share on a basic and diluted basis, respectively. Without the tax holiday as described in “— Net income” above, our basic earning per share would have been reduced by $0.17 and $0.58 for the years ended December 31, 2006 and 2007, respectively, and our diluted net income per share would have been reduced by $0.17 and $0.51 for the years ended December 31, 2006 and 2007, respectively.

B.	Liquidity and Capital Resources

Prepayments to Suppliers

In order to secure stable supply of polysilicon materials, we make prepayments to certain suppliers based on written purchase orders detailing product, quantity and price. Our prepayments to suppliers are recorded either as prepayments to suppliers, if they are expected to be utilized within 12 months as of each balance sheet date, or as prepayments to suppliers to be utilized beyond one year, if they represent the portion expected to be utilized after 12 months. As of December 31, 2006, 2007 and 2008, we had prepayments to suppliers that amounted to $37.7 million, $138.2 million and $71.2 million, respectively, and prepayments to suppliers to be utilized beyond one year that amounted to nil, $19.0 million and $33.6 million, respectively. Prepayments to suppliers are reclassified to inventories when we apply the prepayments to related purchases of polysilicon feedstock, and such reclassifications are not reflected in our consolidated cash flows from operations. Prepayments to suppliers that are reclassified to inventories amounted to $144.5 million, $570.9 million and $1,531.7 million for the years ended December 31, 2006, 2007 and 2008, respectively.

We make prepayments without receiving collateral, as a result, we are subject to counterparty risks, and our claims for such prepayments would rank only as an unsecured claim, which exposes us to the credit risks of these suppliers in the event of their insolvency or bankruptcy. In 2008, we recognized a provision for doubtful recoveries of approximately $20.6 million for the prepayments to suppliers, which was included in our general and administrative expenses. No such provisions were recognized in 2006 and 2007. From 2009 onward, we expect advances to suppliers to decrease once we start producing our own polysilicon.

Advance Payments from Customers

We were able to require most of our customers to prepay a substantial portion of their orders in the past few years when market demand for our products was high. As of December 31, 2006, 2007 and 2008, advance payments from our customers amounted to $40.0 million, $208.8 million and $744.0 million, respectively. As compared with September 30, 2008, advance payments from our customers at the year end decreased by $33.2 million due to a decline in the global market demand for solar wafers and requests by more customers to effect payments upon delivery or after acceptance of delivery. In line with the changes with respect to our net sales and advance payments from customers, our trade accounts receivable amounted to $1.5 million, $3.8 million and $94.7 million as of December 31, 2006, 2007 and 2008, respectively, and our accounts receivable turnover was three days, two days and 11 days for the years ended December 31, 2006, 2007 and 2008, respectively. We expect the current business environment to continue for some time and advance payments from our customers to decrease while accounts receivable to increase in 2009.

Cash Flow and Working Capital

Solar wafer manufacturing and polysilicon production require intensive capital investment and, due to our relatively short history of operations, we have financed our operations and capital expenditures substantially through cash flow from financing activities, including the proceeds of our IPO, convertible senior notes offering in April 2008, follow-on equity offering in September 2008 and short-term bank borrowings, as well as advance payments from customers.

The following table sets forth a summary of our net cash flows for the periods indicated:

	Year Ended December 31,
	2006	2007	2008
	(In thousands)

Net cash (used in)/provided by operating activities	$(57,067)	$(80,663)	$333,061
Net cash used in investing activities	(79,564)	(328,623)	(1,247,174)
Net cash provided by financing activities	154,891	462,324	1,087,698
Effect of exchange rate changes on cash	2,280	205	(1,532)

Net increase in cash and cash equivalents	20,540	53,243	172,053
Cash and cash equivalents at the beginning of period	9,687	30,227	83,470
Cash and cash equivalents at the end of period	$30,227	$83,470	$255,523

Operating activities

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

During the year ended December 31, 2008, while we had $70.2 million of net income, our net cash inflow from operating activities was $333.1 million. As compared to the year ended December 31, 2007, our operating cash flow improved from a net outflow of $81 million in the year ended December 31, 2007 to a net inflow of $333.1 million in the year ended December 31, 2008. We experienced a significant improvement in cash flow from operating activities primarily due to an increase in cash inflow generated from sales and advances from our customers, which amounted to $2.1 billion in the year ended December 31, 2008 as compared to $691 million in the year ended December 31, 2007. Our operating cash inflow in the year ended December 31, 2008 was partially offset by an increase in cash outflow as a result of our procurement of polysilicon feedstock and other materials, which was $1.6 billion in the year ended December 31, 2008 as compared to $746 million in the year ended December 31, 2007.

Our sales continued to increase on a quarter by quarter basis during the first three fiscal quarters in the year ended December 31, 2008 as compared to the first three fiscal quarters in the year ended December 31, 2007. The fourth fiscal quarter in the year ended December 31, 2008 witnessed the outbreak of the global financial market crisis, which soon developed into a global economic slowdown. During the first three fiscal quarters in 2008, in addition to cash received from sales for goods delivered, we also entered into a number of new sales contracts, including a long-term sales contract with Q-Cells. Pursuant to these sales contracts, we received significant amounts of advances from our customers while the delivery of goods was scheduled for the years after 2008. The fourth quarter in 2008 was adversely impacted by the global economic slowdown and crisis in the global financial markets, with reduced demand for our goods, less cash inflow from our sales as compared to the previous fiscal quarters, fewer sales orders under existing contracts, and fewer new sales contracts signed. Some of our customers started to request for delays in our delivery schedule, to refuse to prepay a significant portion of the required advance payments and to seek credit period for settlement for our goods delivered.

Our cash outflow for the procurement of polysilicon feedstock increased significantly from $746 million in the year ended December 31, 2007 to $1.6 billion in the year ended December 31, 2008, as we anticipated a continued strong demand for our products and endeavored to procure more polysilicon feedstock in light of the then worldwide polysilicon shortage. Subsequent to the outbreak of global financial markets crisis, with the downturn in our PV market conditions and a drop in sales orders, we had to adjust our procurement policy in the fourth fiscal quarter in 2008 by reducing our purchase volume of polysilicon feedstock, request our vendors to grant us longer credit terms, and seek less prepayment prior to the delivery of their goods.

Investing activities

During the year ended December 31, 2006, net cash used in investing activities increased to approximately $79.6 million from $20.9 million for the period from July 5 to December 31, 2005, mainly as a result of acquisitions of additional property, plant and equipment for $72.8 million for the expansion of our wafer production capacity, purchase of land use rights at our Xinyu Hi-Tech Industrial Park site for $5.5 million and acquisition of intangible assets, such as technical know-how, from equipment manufacturers in connection with the operation of our acquired production equipment for $1.2 million.

During the year ended December 31, 2007, net cash used in investing activities increased to approximately $328.6 million from $79.6 million for the year ended December 31, 2006, mainly as a result of acquisitions of additional property, plant and equipment for $305.2 million for the expansion of our wafer production capacity and purchase of additional land use rights at our Xinyu Hi-Tech Industrial Park site for $23.5 million.

During the year ended December 31, 2008, net cash used in investing activities increased to approximately $1,247.2 million from $328.6 million for the year ended December 31, 2007, mainly as a result of acquisitions of additional property, plant and equipment for $1,125.6 million in connection with the construction of our polysilicon plant and the planned expansion of our wafer production capacity, purchase of additional land use rights for $69.1 million and the net increase in our pledged bank deposits of $47.5 million as security for the issuance of letters of credit in connection with our purchases of property, plant and equipment.

Financing activities

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

During the year ended December 31, 2008, net cash provided by financing activities amounted to $1,087.7 million, mainly as a result of the net proceeds of $592.4 million from our issuance of convertible senior notes and ADSs, the increase in our net bank borrowings of $522.0 million, and the proceeds of $63.2 million obtained from sale-leaseback transaction of certain production machineries. These cash inflows were partially offset by our prepayment of $199.4 million made under our prepaid forward contracts in connection with the issuance of our convertible senior notes in April 2008. Our aggregate new loans and borrowings during the year ended December 31, 2008 amounted to $1,035.8 million. We repaid an aggregate principal amount of $513.8 million of our loans and borrowings during the year ended December 31, 2008. In addition, an aggregate of $119.4 million of our bank deposits were released during the year ended December 31, 2008 upon our repayment of bank borrowings.

The aggregate principal amount of our short-term bank borrowings outstanding as of December 31, 2006, 2007 and 2008 was $56.8 million, $264.1 million and $666.2 million, respectively. Our short-term bank borrowings outstanding as of December 31, 2008 carried a weighted average interest rate of 6.4%. The short-term bank borrowings had maturity terms ranging from one to 12 months and interest rates ranging from 2.3% to 7.5%, respectively. These loans were obtained from various financial institutions. The proceeds from these short-term bank borrowings were for working capital purposes. These loan facilities contain no specific renewal terms, but we expect to be able to obtain extensions of some of the loan facilities shortly before they mature. A substantial portion of our short-term loans were secured by certain of our buildings, land use rights, equipment, bank deposits and raw materials, as well as buildings and land use rights owned by a company controlled by Mr. Peng. We plan to repay these short-term bank borrowings with cash generated by our operating activities in the event we are unable to obtain extensions of these facilities or alternative funding in the future. Notwithstanding the decline in wafer selling prices,we expect our cash flow generated from operating activities in the year ending December 31, 2009 to remain positive, primarily because of the continuing drop in the global polysilicon feedstock prices and the gradual increase in our in-house supply of polysilicon as our polysilicon plant ramps up its production in the year ending December 31, 2009. We expect our in-house feedstock production to substantially reduce our cash outflow for polysilicon feedstock when our polysilicon plant becomes fully operational. To confront the global economic slowdown and the unfavorable PV market environment, we were also forced to take some unusual defensive measures. We successfully negotiated with many of our polysilicon feedstock vendors and equipment suppliers to adjust down the prices we agreed to pay prior to the financial crisis and to amend the original trade terms on our prepayment arrangements, including the permission to purchase on credit. We also took steps to reduce or delay the implementation of our capital expansion plans since the fourth fiscal quarter in 2008. We delayed the commencement of operation of our 1,000-metric-ton polysilicon factory from the initially planned fourth fiscal quarter in 2008 to the second fiscal quarter in 2009. Likewise, we delayed the installation of equipment for the first phase of our 15,000-metric-ton polysilicon factory (involving an installed production capacity of 5,000 metric tons) from the end of 2008 to the second fiscal quarter in 2009. In monetary terms, for example, we expect our renegotiations to date with approximately 100 vendors, including polysilicon suppliers, consumables vendors, equipment suppliers and construction contractors, to make their pricing and payment terms more favorable to us will generate combined savings in the range of approximately $219.8 million in the next 12 months.

The aggregate principal amount of our long-term bank borrowings outstanding as of December 31, 2006, 2007 and 2008 was $30.2 million, $25.1 million and $154.3 million, respectively. As of December 31, 2008, we had the following long-term credit facilities from commercial banks outstanding:

•	In March 2006, we borrowed $10.2 million in aggregate principal amount from China Construction Bank, approximately half of which was paid in March 2008 and the remainder was payable in March 2009. This facility carried a variable interest with reference to the prevailing base lending rate set by the People’s Bank of China. The effective interest rate of this facility was 8.316% as of December 31, 2008. This facility was secured by our plant and machinery and was guaranteed by a company controlled by our chairman and chief executive officer, Mr. Peng. The outstanding balance of this facility was subsequently paid upon its maturity date in March 2009.

•	In December 2006, we borrowed $25 million in aggregate principal amount from China Development Bank, which is repayable in five equal annual installments of $5.0 million from 2007 through 2011. This facility carries a variable interest with reference to the prevailing six-month U.S. dollar LIBOR rate. The effective interest rate of this facility was 3.4% as of December 31, 2008. Interest is payable monthly. This facility is secured by our plant and machinery and land use rights and is guaranteed by our chairman and chief executive officer, Mr. Peng and his wife, Ms. Shan Zhou.

•	In February 2007, we borrowed $8.8 million in aggregate principal amount from Bank of China, which is payable in two equal annual installments of $4.4 million in 2008 and 2009. This facility carries a variable interest with reference to the prevailing two-year US dollar loan rate set by Bank of China. The effective interest rate of this facility was 8.9% as of December 31, 2008. Interest is payable quarterly. This facility is secured by our plant, machinery and certain of our raw materials and is guaranteed by our chairman and chief executive officer, Mr. Peng, and companies controlled by Mr. Peng.

•	In April 2008, we borrowed $60 million in aggregate principal amount from China Development Bank, which is repayable in five installments: $5 million in 2009, $10 million in 2010, $10 million in 2011, $15 million in 2012 and $20 million in 2013. This facility carries a variable interest with reference to the prevailing six-month U.S. dollar LIBOR rate. The effective interest rate of this facility was 4.9% as of December 31, 2008. Interest is payable semi-annually. This facility is secured by our plant and machinery and guaranteed by our chairman and chief executive officer, Mr. Peng and his wife, Ms. Shan Zhou.

•	In March and April 2008, we borrowed $23.4 million and $5.9 million in aggregate principal amount, respectively, from Agricultural Bank of China. These facilities are repayable in 2011. These facilities carry a variable interest with reference to the prevailing base lending rate set by the People’s Bank of China. The effective interest rate of these facilities were 7.56% as of December 31, 2008. Interest is payable quarterly. These facilities are secured by certain of our raw materials.

•	In July 2008, we borrowed $36.6 million in aggregate principal amount from China Construction Bank, which is repayable in four installments: $5.9 million in 2009, $10.2 million in 2010, $14.6 million in 2011, and $5.9 million in 2012. This facility is unsecured and carries a variable interest rate with reference to the prevailing base lending rate set by the People’s Bank of China. The effective interest rate of the loan was 7.740% as of December 31, 2008. Interest is payable monthly.

•	In August 2008, we borrowed $29.3 million in aggregate principal amount from Bank of China, which is repayable in February 2010. The loan is unsecured and carries a fixed interest rate at 7.560%. Interest is payable quarterly.

We have three short-term bank loans and one long-term bank loan in the aggregate principal amount of $82.7 million and $29.3 million, respectively, that contain covenants relating to a debt-to-asset ratio. We are in compliance with these covenants. Some of our long-term loan agreements contain subjective acceleration provisions that may be triggered by material deterioration in our financial condition. Such triggering events have never occurred.

We have financed a substantial portion of our capital expenditures, such as our wafer production expansion and polysilicon plant construction, with short-term bank loans and prepayments from our customers. Although PRC commercial banks have made short-term financings generally available to us, it is almost impossible to secure long-term financings from them for our projects without the project approval of NDRC in China. We believe that we will continue to be able to secure short-term financings in China for our liquidity needs. We will, however, continue to explore additional sources of funding for our long-term requirements, including our continued efforts to seek the NDRC approval for our wafer production expansion project and our polysilicon plant, as well as potential overseas equity and debt offerings.

Capital Expenditures

We made capital expenditures of $79.6 million, $328.6 million and $1,247.2 million for the years ended December 31, 2006, 2007 and 2008, respectively. Our capital expenditures were used primarily to build and expand our wafer and ingot processing plant, purchase polysilicon production equipment and acquire related advanced technologies. Our capital expenditures are expected to increase in the future as we expand our manufacturing capacity in line with our modified business expansion strategy. As of December 31, 2008, our capital commitment amounted to $1,072.1 million.

We formulated our wafer production expansion plan and our greenfield polysilicon manufacturing plan during the time when the global economy was going strong and the PV industry growing rapidly. In light of the global economic slowdown and crisis in the global financial markets, we have significantly scaled back and/or slowed down these projects. Nevertheless, we will need additional funding to finance the completion of our on-going wafer production expansion and the construction and ramping-up of our polysilicon facilities as well as our working capital requirements. We may require additional cash due to changing business conditions or future developments, such as investments or acquisitions we may decide to pursue. In addition to the long-term credit facilities listed above, we have been financing a substantial part of our wafer production expansion and polysilicon plant construction with short-term loans and prepayments from our customers. This is largely due to the fact that PRC commercial banks have less restrictions in making short-term financings available in the domestic market, including renewals of such financings, while they generally require the production of the NDRC project-related approval before they agree to provide any long-term financing for fixed-asset projects such as ours. As a result of these PRC requirements and market practice, we may have to continue to rely significantly on short-term financings for our current and future capital expenditures. This situation may exacerbate if prepayments from our customers will decrease under the current global market downturn. In April 2009, we secured a short-term loan in the aggregate principal amount of Rmb 200 million (equivalent to approximately $29 million) from China Development Bank and received approval for a credit line in the aggregate principal amount of Rmb 1.0 billion (equivalent to approximately $146 million) from Agricultural Development Bank of China. As at May 21, 2009, we had unused credit facilities in the aggregate principal amount of $37.5 million.

As at December 31, 2008, we had net current liabilities of $273 million, which indicates that our working capital may not be sufficient for our present requirements. We will continue to closely monitor our expenditures and manage our cash position in order to relieve our working capital pressure. In particular, we are already in active negotiation with various financial institutions with a view to refinancing or substituting some of our short-term borrowings with medium- or long-term financings. We will also consider equity fund-raising exercises at the appropriate time with adequate capital market conditions available. On the cost-saving side, since the fourth fiscal quarter in 2008, we have significantly scaled back and/or slowed down our wafer production expansion and polysilicon plant construction in consideration of the global economic slowdown and crisis in the global financial markets. We may continue, if appropriate, to renegotiate with our vendors, including polysilicon suppliers, consumables vendors, equipment suppliers and construction contractors, to lower their selling prices and/or to revise the existing payment terms into terms more favorable to us. To the extent we successfully implement these measures and plans, we should be able to improve our working capital status to a sufficient level.

Restricted Net Assets

Our principal operating subsidiaries, Jiangxi LDK Solar, Jiangxi LDK Silicon, Jiangxi LDK Polysilicon and Nanchang LDK are required under PRC laws and regulations to make appropriations from their net income as determined under PRC accounting standards and regulations to nondistributable reserves, which include a statutory general reserve, an employee welfare and bonus fund and an enterprise development fund. The statutory general reserve for Jiangxi LDK Solar is required to be made at not less than 10% of its profit after tax as determined under PRC accounting standards and regulations. The employee welfare and bonus fund and enterprise development fund are determined by the board of directors of each subsidiary at its discretion. The statutory general reserve is used to offset future extraordinary losses. Jiangxi LDK Solar, Jiangxi LDK Silicon, Jiangxi LDK Polysilicon and Nanchang LDK may, upon a resolution of their respective boards of directors, convert the statutory general reserve into capital. The employee welfare and bonus fund is used for the collective welfare of their respective employees. The enterprise development fund is used for the purpose of future expansion and development of the relevant enterprise. These reserves represent appropriations of the retained earnings determined under the PRC law. In addition to the statutory general reserve, Jiangxi LDK Solar, Jiangxi LDK Silicon, Jiangxi LDK Polysilicon and Nanchang LDK are required to obtain approval from the local government authorities prior to distributing any of their registered share capital. Accordingly, both the appropriations to the statutory general reserve and the registered capital of Jiangxi LDK Solar, Jiangxi LDK Silicon, Jiangxi LDK Polysilicon and Nanchang LDK are considered as restricted net assets.

C.  Research and Development, Patents and Licenses, etc.

Research and Development

We have a dedicated research and development team at our manufacturing facility in Xinyu Hi-Tech Industrial Park. Its primary objectives are to enhance our product quality and to achieve a more efficient production process by improving yield and lowering production costs. Our current on-going initiatives include:

•	optimizing our solidification process to achieve the highest conversion efficiency;

•	improving our solidification purification process to allow us to use low-cost polysilicon materials without losing wafer efficiency and quality;

•	reducing polysilicon kerf losses and improving polysilicon recoveries;

•	improving our crucibles and coating technology to achieve re-usability of our crucibles;

•	optimizing our ingot and wafer sizes, including making larger ingots and larger and thinner wafers;

•	localizing the production of additional consumables in China; and

•	localizing the production of some of our auxiliary equipment in China.

In addition, we established the LDK Laboratory with Shanghai Jiaotong University in October 2005. This laboratory has been focused on developing quality consumables and supplemental equipment to be produced in China. Under our arrangement with Shanghai Jiaotong University, we and the university will jointly own all research results of the laboratory and we will have the priority right to utilize these research results. We and the university are entitled to 40% and 30% of all economic benefits derived from these research results, respectively, and the remaining 30% of the economic benefits will be reinvested in the laboratory. We plan to continue to expand our research and development efforts by establishing additional research ventures, both in China and overseas, to improve our production technologies and processes.

In 2007, we established the LDK Solar Research Center with Nanchang University in Jiangxi province. This laboratory has been focused on producing lower-cost consumables and reducing the cost of utilizing locally procured consumables in our manufacturing process. Under our arrangement with Nanchang University, we and the university will jointly own all research results of the laboratory. Any commercial utilization of the research results is subject to further negotiation between us and Nanchang University.

Intellectual Property Rights

We have developed various production process related know-how and technologies in-house. In addition, we have a number of on-going research and development programs, including our collaboration with Shanghai Jiaotong University and Nanchang University, with a view to developing techniques and processes that will improve conversion efficiency and product quality or lower production cost. We currently do not have any patents or patent applications pending in China or elsewhere. We rely on nondisclosure agreements, trade secrets and technical know-how to protect our intellectual property and proprietary rights. We have entered into confidentiality, assignment of inventions and non-competition agreements with our executive employees, engineers and technicians. We have also entered into confidentiality arrangements with other employees, suppliers and distributors. Pursuant to the confidentiality, assignment of inventions and non-competition agreements, our senior employees, engineers and technicians have agreed and acknowledged that we own the rights to all technology, inventions, trade secrets, developments and other processes generated in connection with their employment with us or their use of our resources or relating to our business and that they must assign any ownership rights that they may claim in those works to us. We have not taken any action outside China to protect our intellectual property.

As of the date of this report, we own “LDK” as a registered trademark for solar wafers and ingots.

D.  Trend Information

Solar power has been one of the most rapidly growing renewable energy sources in the world today. The PV industry has experienced significant growth over the past decade. The current global economic slowdown and financial market crisis, however, are posing a tremendous challenge to the future development of the global PV industry, and has decreased the sale prices and demand for our wafers, reduced our gross profit margin, and caused an increase in our accounts receivable and our accounts receivable turnover days, as disclosed above in ‘‘— A. Operating Results — Results of Operations — Year ended December 31, 2008 compared with year ended December 31, 2007” and “— B. Liquidity and Capital Resources.”

Key Growth Drivers

We believe the following factors have driven the global demand in the PV industry for the past decade and will continue to play an important role in the future of the PV industry:

Growing Electricity Demand and Supply Constraints.  Declining fossil fuel reserves and escalating electricity consumption have driven up wholesale electricity prices over the years, resulting in higher electricity costs for consumers and highlighting the need to develop technologies for reliable and sustainable electricity generation. Solar power has emerged as a more sustainable energy source needed to address price increases of conventional/fossil fuel energy sources.

Government Incentives for Renewable Energy Sources.  Governments around the world have implemented renewable energy policies to encourage the use of clean and sustainable energy sources, such as solar energy that does not consume any fuel and produces no pollution during operation. Use of solar power has been growing at a fast pace in countries where incentives are offered by their governments to encourage its use. Countries such as Australia, China, Germany, Japan, Republic of Korea and the United States have offered or plan to offer substantial incentives in the form of direct subsidies for solar power system installations or rebates for electricity produced from solar power.

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

Increasing Cost Competitiveness of Solar Energy.  The average prices of solar cells and modules have been decreasing over the years as a result of improved production technologies and manufacturers attaining economies of scale. Accelerated aging tests have also shown that solar modules can operate for 30 years or more years without the need for major maintenance other than the cleaning of module surfaces, making them inexpensive and reliable to operate. A combination of these factors is increasing solar energy’s cost competitiveness compared with conventional, as well as other alternative energy sources.

Challenges Facing the Solar Power Industry

Some of the key challenges faced by the solar power industry include the following:

Possible Reduction or Elimination of Government Subsidies and Incentives.  The ongoing growth of the solar power industry substantially relies on the availability and size of government subsidies and economic incentives, such as capital cost rebates, reduced tariffs, tax credits, net metering and other incentives. Governments may eventually decide to reduce or eliminate these subsidies and economic incentives, especially during the current global economic slowdown when the fiscal revenues are shrinking for most of the governments around the world. For example, Spain has set a cap of 500 MW for feed-in tariffs for solar power in 2009, which may significantly reduce incentives for solar power. It remains a challenge for the solar power industry to reach sufficient efficiency and scale to be cost-effective in a non-subsidized marketplace.

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

Supply Constraint of Polysilicon.  Polysilicon was in industry-wide short supply over the years. Insufficient supply of polysilicon may hinder the growth of the solar power industry. Although the current global economic slowdown has alleviated the supply chain constraint for the PV industry, given the historical demand and supply imbalance, effective supply chain management remains a critical element for the solar power industry and for controlling raw material costs.

Need to Broaden Awareness and Acceptance of Solar Power Usage.  Growth in solar power usage has been mostly limited to on-grid applications. Solar energy product sales consist substantially of standard solar modules and systems. Broader market awareness will be required in order to tap the potential of the off-grid market.

Photovoltaic Products Manufacturing Value Chain

Crystalline silicon-based solar power products manufacturing value chain begins with the melting metallurgical-grade silicon, purifying it and casting it into ingots. The ingots are cut into blocks and then sliced into solar wafers that are chemically processed for solar cell production. Interconnected solar cells are packaged into solar power modules, which protect solar cells and collect the generated electricity. Solar power modules are distributed to installers, systems integrators, service providers or directly to end-users, for installation onto on-grid or off-grid systems. Solar power systems are related electronics to harness and store the electricity generated.

The following diagram illustrates the value chain for the manufacture of PV products.

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

Driven by rapid market adoption of solar power generation, polysilicon demand has expanded significantly, creating a shortage in polysilicon supply over the years. In response to rapidly increasing polysilicon demand, polysilicon vendors have rapidly expanded their capacity. Most of the leading polysilicon vendors, such as Hemlock Semiconductor Corporation, Wacker and MEMC, are reported to have increased their production capacity. In addition, numerous companies, particularly in China, have announced their intention to enter into polysilicon production. However, due to the long duration required to construct polysilicon production plants, the capital-intensive nature of the industry and the adverse impact from the current global economic slowdown and financial market crisis, the shortage may recur when the global economy recovers. Nevertheless, under the current global economic downturn, polysilicon suppliers in general continue to require their customers to make prepayments.

Solar wafer industry

Sawn wafer technologies account for an over-whelming majority of the crystalline wafer market. These technologies apply to both monocrystalline and multicrystalline wafers. Non-sawn wafer technologies consist primarily of ribbon wafers and sheet wafers. For sawn wafer technologies, polysilicon is converted into monocrystalline or multicrystalline silicon wafers through an ingot producing and slicing process. Sawn wafer cells convert between 13% and 22% of the sunlight that they receive into electricity, with monocrystalline-based cells generally achieving efficiencies at the top of the range.

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

There are many players in the solar wafer market. Some of the major wafer producers, such as Kyocera, REC, Deutsche Solar, Trina Solar and Yingli, use a part or all of their wafer output for the in-house production of solar cells. The main barriers to entry for wafer manufacturing currently include significant capital expenditures, access to high performance manufacturing equipment, availability of polysilicon, solid customer relationships with leading solar cell producers worldwide and significant manufacturing experience required to achieve optimal manufacturing efficiency. While the current global economic slowdown has significantly eased the polysilicon feedstock shortages as a market entry barrier, relationships with the leading established solar cell producers are critical to gaining feedback on wafer performance and fine-tuning wafer production to ensure a sustainable technological lead.

The key competitive attributes of solar wafers are conversion efficiency, certain physical properties and the production cost. These three factors ultimately contribute to a solar cell’s cost per watt of electricity generation. The PV industry’s main goal is to reduce the cost per watt of solar electricity generation in order to increase solar energy’s competitiveness. Often there exists a trade-off between achieving high technical efficiency, or a high conversion efficiency, and a high manufacturing efficiency, or low production costs. Companies in the industry are striving to improve the quality and efficiency of solar wafers through improvements to their production processes.

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

F.  Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual cash commitments as of December 31, 2008.

	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(In thousands)

Long-term debt obligations (including interest payments)	$194,164	$27,000	$124,146	$43,018	$—
Short-term debt obligations (including interest payments)	663,697	663,697	—	—	—
Capital (finance) lease obligations	63,942	21,314	42,628	—	—
Non-cancelable purchase obligations — raw materials	165,155	48,643	71,822	20,368	24,322
— equipment	1,072,108	686,965	385,143	—	—
Convertible Senior Notes (including increase payments	485,500	19,000	38,000	428,500	—
Total	$2,644,566	$1,466,619	$661,739	$491,886	$24,322

As of December 31, 2008, our long-term debt obligations and short-term debt obligations consisted of loans due to commercial banks aggregating $154.3 million and $666.2 million, respectively, and carried effective interest rates ranging from 3.391% to 8.921% and from 2.298% to 7.504%, respectively.

We have entered into substantial commitments for future purchases of raw materials and equipment, including polysilicon feedstock, wafer manufacturing equipment and polysilicon production equipment. These commitments as of December 31, 2008 amounted to approximately $1,237.3 million in total, including approximately $735.6 million for 2009 and approximately $457.0 million for 2010 and 2011. Our actual purchases of polysilicon feedstock, wafer manufacturing equipment and polysilicon production equipment in the future may exceed these amounts.

The $1,072.1 million of non-cancelable purchase obligations relating to equipment in the above table included an aggregate amount of $197.0 million in purchase obligations to Applied Materials for wafering wire saws and squarers to be delivered during 2009, and $10.3 million in purchase obligations to GT Solar primarily for DSS furnaces to be delivered in 2009.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.  Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this report.

Directors and Executive Officers	Age	Position

Xiaofeng Peng	33	Chairman and Chief Executive Officer
Xingxue Tong	44	Director, President and Chief Operating Officer
Liangbao Zhu	42	Director and Senior Vice President
Yonggang Shao	44	Director and Senior Vice President
Gang Wang	40	Non-executive Director
Louis T. Hsieh	44	Independent Director
Bing Xiang	46	Independent Director
Junwu Liang	75	Independent Director
Jack Lai	55	Executive Vice President, Chief Financial Officer and Secretary
Nicola Sarno	56	Senior Vice President of Manufacturing
Yuepeng Wan	43	Chief Technology Officer
Rongqiang Cui	67	Head of Shanghai Jiaotong University LDK Laboratory
Pietro Rossettog	58	Chief Wafer Engineer
Qiqiang Yao	36	Vice President of Finance

Directors

Xiaofeng Peng is the chairman of our board of directors and the chief executive officer of our company. He founded our company in July 2005. Prior to founding our company, Mr. Peng founded Suzhou Liouxin in March 1997 and was its chief executive officer until February 2006. Suzhou Liouxin is a leading manufacturer of personal protective equipment in Asia. Mr. Peng graduated from Jiangxi Foreign Trade School in 1993 with a diploma in international business and from Beijing University Guanghua School of Management with an executive MBA degree in 2002. Mr. Peng, in his personal capacity, and his family members are engaged in certain alternative energy projects, including a project involving thin-film technology. In addition, Mr. Peng and his family members may invest or otherwise participate in their personal capacity in several alternative energy projects, including projects involving solar thermal, wind energy and biofuels.

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

Liangbao Zhu is a director and the senior vice president of operations of our company. He joined our company in November 2005. Dr. Zhu has over 15 years of experience in managing operations of manufacturing enterprises and managing marketing and sales operations in China and overseas. Prior to joining our company, Dr. Zhu held multiple management positions in manufacturing, investment and trading companies in China and overseas from 1993 to 2005. Dr. Zhu graduated from Yangzhou Normal College with a bachelor’s degree in 1982, from Suzhou University with an MBA degree in 2002 and a doctor’s degree in business management in 2005.

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

Gang Wang is a non-executive director of our company.  He became our non-executive director in July 2006. Mr. Wang is the founder and managing partner of Envision Capital. From 2002 to February 2009, Mr. Wang was a director and chief representative in China of Natixis Private Equity Asia Limited, beneficially wholly owned by Natixis Banques Populaires. Mr. Wang held various senior financial management positions in a number of technology and manufacturing companies from 1999 to 2002 in New Zealand and China. Mr. Wang received his bachelor’s degree in mechanical engineering from the Hefei University of Technology of China in 1989 and an MBA degree from the Massey University in New Zealand in 1995.

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

Junwu Liang became an independent director of our company in March 2008. Dr. Liang is a professor at the Chinese Academy of Engineering, Beijing, China. From 1993 to 2005, Dr. Liang served as Chairman of the Institute of Electronic Materials. He was previously a faculty member in the Institute of Semiconductors at the Chinese Academy of Sciences, Beijing, China. Prior to that, he worked on the design and fabrication of integrated circuit devices at the Yichang Semiconductor Factory in Yichang City, Hubei Province, China. He has published extensively in the areas of semiconductor materials fabrication and silicon characterization. He holds nine patents and is the recipient of numerous prizes in science and technology in China. He received his bachelor’s degree in engineering from Wuhan University in 1955 and his Ph.D. in material science from the Institute of Metallurgy at the Academy of Sciences of formerly USSR.

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

Qiqiang Yao is the vice president of finance of our company. He joined our company in February 2006. Prior to joining our company, Mr. Yao held multiple positions in finance and accounting from 2002 to 2006 at various companies in China. Mr. Yao received a bachelor’s degree in accounting from Anhui University of Accounting in 1993 and an MBA from China Southeast University in 2003. Mr. Yao is a registered accountant in China.

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

For the year ended December 31, 2008, the aggregate cash compensation that we paid to directors and executive officers was $2,116,866.

You may find more details of the stock options we have granted to our directors and executive officers pursuant to our 2006 stock incentive plan under “— E. Share Ownership” below.

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

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Employment Agreements

Officers are selected by and serve at the discretion of our board of directors. Each executive officer has entered into an employment agreement with us for an initial term of one year, which will be automatically renewed for successive one-year terms until terminated by either party with three months’ notice in writing to the other party.

C.  Board Practices

Our board of directors is currently comprised of eight directors, including three independent board members. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he or she has a material interest provided that a declaration of interest has been made in accordance with our articles of association and such director is not required to abstain from voting and/or be excluded from the counting of the quorum under our articles of association. Any director may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and subject to the Cayman Islands Companies Law, issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. We have established three committees of the board of directors:

•	the audit committee,

•	the compensation committee, and

•	the corporate governance and nominating committee.

We have adopted a charter for each committee to comply with the Sarbanes-Oxley Act and New York Stock Exchange corporate governance rules. Each committee’s members and functions are described below.

We have a staggered board of directors. Our directors will be divided into three classes, as nearly equal in number as the then total number of directors permits. Yonggang Shao and Liangbao Zhu have been designated as Class I directors with their terms to expire at our shareholders’ general meeting in 2011; Xingxue Tong and Gang Wang and Bing Xiang have been designated as Class II directors with their terms to expire at our shareholders’ general meeting in 2009; and Xiaofeng Peng, Louis T. Hsieh and Junwu Liang have been designated as Class III directors with their terms to expire at our shareholders’ general meeting in 2010. At each annual general meeting of our shareholders, successors to the class of directors whose terms expire at that meeting will be elected for a three-year term. If the number of directors changes, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible. Any additional directors of a class elected to fill a vacancy resulting from an increase in such class will hold office for a term that coincides with the remaining term of that class. Decrease in the number of directors will not shorten the term of any incumbent director. Nonetheless, whenever the holders of preferred shares have the right, voting separately as a class, to elect directors, the election, term of office, filling of vacancies and other features of directorships will be governed by the applicable terms of our articles of association and the rights attaching to those preferred shares. These board provisions make it more difficult for third parties to gain control of our company because it is more difficult to replace members of a staggered board.

Audit committee

Our audit committee consists of three directors, namely Louis T. Hsieh, Bing Xiang and Junwu Liang. Mr. Hsieh, Mr. Xiang and Dr. Liang satisfy the “independence” requirements of the New York Stock Exchange listing rules and the SEC regulations. In addition, our board of directors has determined that Mr. Hsieh and Mr. Xiang are qualified as audit committee financial experts within the meaning of SEC regulations. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation committee

Our compensation committee consists of Xiaofeng Peng, Louis T. Hsieh, Bing Xiang and Junwu Liang. Mr. Hsieh, Mr. Xiang and Dr. Liang satisfy the “independence” requirements of the New York Stock Exchange listing rules and the SEC regulations. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. The compensation committee is responsible for, among other things:

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

Corporate governance and nominating committee

Our corporate governance and nominating committee consists of Xiaofeng Peng, Louis T. Hsieh, Bing Xiang and Junwu Liang. Mr. Hsieh, Mr. Xiang and Dr. Liang satisfy the “independence” requirements of the New York Stock Exchange listing rules and the SEC regulations. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

D.  Employees

We had an aggregate of 1,378, 6,253 and 14,130 full-time employees as of December 31, 2006, 2007 and 2008. Substantially all of these employees were located at our manufacturing plants in Xinyu city, Jiangxi province, China. Compared to December 31, 2007, we added 7,877 employees to our workforce during the year ended December 31, 2008, including 5,995 new employees for our manufacturing operations.

A breakdown of our employees by areas of operations and as a percentage of our workforce as of December 31, 2008 is set forth below:

	Number of	Percentage of
	Employees	Total

Manufacturing	11,233	79.5%
Quality control	842	6.0
Research, development and engineering	694	4.9
Administration	789	5.6
Production planning	428	3.0
Finance	78	0.5
Procurement	66	0.5

Total	14,130	100%

From time to time, we also employ part-time or contract employees, as required, to meet any increased demand for our products. We plan to hire additional employees as needed.

As required by PRC regulations, we participate in statutory retirement plans organized by the respective PRC local governments. We currently contribute approximately 29% of the staff’s basic salaries to such funds. Our contributions to the statutory retirement plans are charged to the consolidated profit and loss account as and when incurred. We also provide our employees with medical insurance and unemployment insurance as required by the

PRC laws and regulations. For the years ended December 31, 2006, 2007 and 2008, our total expense under the statutory employee benefit plans was approximately $220,000, $614,000 and $2,354,603, respectively.

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

Eligible participants

Under our 2006 stock incentive plan, our board of directors may, at its discretion, offer to grant an option to subscribe for such number of our shares at an exercise price as our directors may determine to:

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

Maximum number of shares

The maximum number of shares in respect of which options may be granted (including shares in respect of which options have already been granted) under our 2006 stock incentive plan may not in the aggregate exceed 10% of the total number of shares issued and outstanding from time to time. As of the date of this report, the maximum number of shares in respect of which we may grant options (including shares in respect of which options have already been granted) under our 2006 stock incentive plan is 11,311,039 shares.

Price of shares

Our board of directors may, in its discretion, determine the subscription price of an share in respect of any particular option granted under our 2006 stock incentive plan. However, such determination by our board of directors of the subscription price will generally be by reference to the fair market value of the shares. If there exists a public market for our shares, including our ADSs, the fair market value of our shares will be the closing price for the last market trading day prior to the time of the determination on the stock exchange determined by our board of directors to be the primary market for our shares or ADSs. If there is no established market for our shares, our board of directors will determine the fair market value of our shares in good faith by reference to the placing price of the latest private placement of our shares and the development of our business operations since such latest private placement.

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

	Ordinary Shares
	Underlying
	Outstanding		Exercise Price
Name	Options		($/Share)	Date of Grant	Date of Expiration

Xiaofeng Peng(1),	500,000		$4.45	August 1, 2006	July 31, 2011
	15,000	(9)	13.06	January 15, 2009	January 14, 2019
Xingxue Tong(2)	866,667		9.00	February 6, 2007	February 5, 2012
	*	(9)	13.06	January 15, 2009	January 14, 2019
Liangbao Zhu(3)	333,334		4.45	August 1, 2006	July 31, 2011
	*	(9)	13.06	January 15, 2009	January 14, 2019
Yonggang Shao(4)	333,334		4.45	August 1, 2006	July 31, 2011
	*	(9)	13.06	January 15, 2009	January 14, 2019
Gang Wang(5)	*		9.00	April 17, 2007	April 16, 2012
Louis T. Hsieh	*		9.00	May 31, 2007	May 30, 2012
	*		9.00	October 17, 2007	October 17, 2012
Jack Lai(6)	*		4.45	August 1, 2006	July 31, 2011
	*	(9)	13.06	January 15, 2009	January 14, 2019
Nicola Sarno	*		4.45	August 1, 2006	July 31, 2011
	*		33.96	July 6, 2007	July 5, 2012
	*	(9)	13.06	January 15, 2009	January 14, 2019
Yuepeng Wan	*		9.00	February 6, 2007	February 5, 2012
	*	(9)	13.06	January 15, 2009	January 14, 2019
Rongqiang Cui	*		4.45	August 1, 2006	July 31, 2011
Pietro Rossetto	*		4.45	August 1, 2006	July 31, 2011
	*	(9)	13.06	January 15, 2009	January 14, 2019
Qiqiang Yao(7)	*		4.45	August 1, 2006	July 31, 2011
	*	(9)	13.06	January 15, 2009	January 14, 2019
Bing Xiang	*		8.46	April 16, 2009	April 15, 2019
Junwu Liang	*		8.46	April 16, 2009	April 15, 2019
Other employees as a group(8)	805,782		4.45	August 1, 2006	July 31, 2011
Other employees as a group(8)	506,175		9.00	April 17, 2007	April 16, 2012
Other employees as a group(8)	210,480		25.00	May 14, 2007	May 13, 2012
Other employees as a group(8)	355,171		33.96	July 6, 2007	July 5, 2012
Other employees as a group(8)	382,732		29.55	December 3, 2007	December 2, 2012
Other employees as a group(8)	10,000		33.57	April 22, 2008	April 21, 2013
Other employees as a group(8)(9)	255,400		13.12	November 13, 2008	November 12, 2018
Other employees as a group(8)(9)	288,100		13.06	January 15, 2009	January 14, 2019
Other employees as a group(8)	113,000		8.46	April 16, 2009	April 15, 2014
Other employees as a group(8)(9)	64,300		8.46	April 16, 2009	April 15, 2019

Total	6,606,143

*	These directors and executive officers as a group, each beneficially owning less than 1% of our outstanding shares, together hold stock options exercisable for 1,556,668 shares.

(1)	Mr. Peng holds his stock options through his wholly owned British Virgin Islands company, LDK New Energy.

(2)	Mr. Tong holds his stock options through his wholly owned British Virgin Islands company, Superb Bright Limited.

(3)	Mr. Zhu holds his stock options through his wholly owned British Virgin Islands company, Feliz International Inc.

(4)	Mr. Shao holds his stock options through his wholly owned British Virgin Islands company, SM Future Investment Inc.

(5)	Mr. Wang holds his stock options through his wholly owned British Virgin Islands company, Sun Forever Limited.

(6)	Relates to options granted to Mr. Lai in his capacity as consultant prior to his employment at our company and in anticipation of his employment at our company.

(7)	Mr. Yao holds his stock options through his wholly owned British Virgin Islands company, Qiqiang Investment Consulting Inc.

(8)	Each employee holds less than 1% of our total outstanding voting securities.

(9)	Subject to a five-year vesting period.

Other than options granted to Xiaofeng Peng, Liangbao Zhu, Yonggang Shao, Gang Wang, Louis T. Hsieh, Bing Xiang, Junwu Liang, the numbers of shares underlying options granted, as described in the above table, are subject to reduction by our board of directors on the basis of performance of each relevant optionee.

Share Ownership by Directors and Executive Officers

The following table sets forth information with respect to the direct and indirect beneficial ownership of our shares by each of our directors and executive officers as of March 31, 2009:

Shares Beneficially
Owned
	Number	Percent(1)

Directors and Executive Officers
Xiaofeng Peng	75,585,796	66.8%
Xingxue Tong	*	*
Liangbao Zhu	*	*
Yonggang Shao	*	*
Gang Wang	*	*
Louis T. Hsieh	*	*
Jack Lai	*	*
Nicola Sarno	*	*
Yuepeng Wan	*	*
Rongqiang Cui	*	*
Pietro Rossetto	*	*
Qiqiang Yao	*	*
Bing Xiang	*	*
Junwu Liang	*	*

(1)	The percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by 113,110,516 shares, being the number of shares outstanding as of March 31, 2009.

*	The person beneficially owns less than 1% of our outstanding shares.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them. A shareholder is also deemed to be, as of any date, the beneficial owner of all securities that such shareholder has the right to acquire within 60 days after that date through (a) the exercise of any option, warrant or right, (b) the conversion of a security, (c) power to revoke a trust, discretionary account or similar arrangement, or (d) the automatic termination of a trust, discretionary account or similar arrangement.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

The following table sets forth information regarding the direct and indirect beneficial ownership of our shares as of March 31, 2009, by each person known to us to own 5.0% or more of our shares.

	Shares Beneficially Owned
Name	Number	Percent

Xiaofeng Peng	75,585,796	66.8%

Mr. Peng holds these shares through LDK New Energy, his wholly owned British Virgin Islands company. In connection with and to facilitate hedging transactions by investors holding 4.75% convertible senior notes due 2013 we issued in April 2008, Morgan Stanley & Co. Incorporated or its affiliate, acting as agent for LDK New Energy, may have sold up to 3,000,000 ordinary shares in the form of ADSs prior to June 27, 2008 on behalf of LDK New Energy pursuant to a sales plan agreement dated April 9, 2008 with LDK New Energy and in compliance with Rule 144 under the Securities Act. Concurrently with each such sale, LDK New Energy agreed to purchase an equal amount of our ordinary shares in the form of ADSs under prepaid forward contracts with affiliates of certain initial purchasers of such convertible senior notes. Prepayments for these purchases were made using the net proceeds from the sales under the sales plan.

Mr. Xiaofeng Peng, our founder, chairman, chief executive officer and ultimate controlling shareholder, in his personal capacity, and his family members are engaged in certain alternative energy projects, including a company that is developing a project involving thin-film solar technology. LDK New Energy, our immediate controlling shareholder that is wholly owned by Mr. Peng, is the beneficial owner of all of the equity interest of this thin-film solar company. Thin-film solar technology is an alternative method of producing solar power products compared to our crystalline wafer-based solar technology and products. Mr. Peng and his family members may finance such alternative energy projects, including the thin-film solar project, in part, by proceeds from LDK New Energy’s sales of a portion of its equity interest in our company. In addition, LDK New Energy has entered into loan facilities with financial and banking institutions to finance the thin-film solar project, which are secured by up to an aggregate of 45,000,000 ordinary shares of the issuer as of the date of this report. Mr. Peng and his family members may from time to time obtain additional borrowings to fund investments in such alternative energy projects from financial institutions, which may be secured by additional pledges of a portion of LDK New Energy’s shares in our company. These future financing arrangements may be structured in such a way that Mr. Peng would be required to pledge additional shares or other collateral if the market value of the pledged shares does not meet specified levels.

We are not currently aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

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

Purchase Contractual Arrangements

During the year ended December 31, 2008, Jiangxi LDK Solar entered into a series of contractual arrangements with other related parties. These arrangements include:

•	Jiangxi LDK Solar purchased low value consumables totaling approximately $1.1 million from Jiangxi Liouxin Industry Co., Ltd., a company controlled by Mr. Peng; and

•	Jiangxi LDK Solar purchased crucibles totaling approximately $3.0 million from Jiangxi Sinoma, which is our affiliate.

During the first quarter of 2009, Jiangxi LDK Solar purchased crucibles in the aggregate amount of approximately $0.6 million from Jiangxi Sinoma.

Borrowings

In December 2008, Jiangxi LDK Solar borrowed approximately $2.2 million unsecured loan from Jiangxi Sinoma through an entrusted loan agreement, which carries an interest rate of 5.04% per year.

Guarantees

Our ultimate controlling shareholder, Mr. Peng, and his wife, Shan Zhou, as well as companies controlled by Mr. Peng have provided guarantees or collateral to financial institutions in China to secure bank loans borrowed by Jiangxi LDK Solar. See note 10(b) to our consolidated financial statements beginning on page F-1 for more details on these borrowings. As of April 30, 2009, an aggregate of $70.0 million of our borrowings from commercial banks in China were secured by guarantees from Mr. Peng or companies controlled by Mr. Peng.

Stock Option Grants

See “Item 6. Directors, Senior Management and Employees — E. Share Ownership — 2006 Stock Incentive Plan” in this report.

Individual Income Tax Withholding Obligation

For the year ended December 31, 2008, we recorded a withholding tax liability of approximately $42.0 million and the related receivable from $42.0 million of our executives and officers arising from their exercise of stock options. For the first quarter of 2008, we recorded a withholding tax liability of approximately $25.6 million and the related receivable from $25.6 million of our executives and officers arising from their exercise of stock options. We will record the related withholding tax liability in accordance with the relevant tax regulations. We will withhold and remit such tax when the shares are sold by the officers in the future.

C.  Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

See pages beginning on page F-1 in this report.

Legal Proceedings

In October 2007, our former finance controller, Charley Situ, alleged that we incorrectly reported our inventories of silicon feedstock. As a result of Mr. Situ’s allegations, several securities class action lawsuits were filed against us and several of our current officers and directors during October 2007 in the U.S. District Courts in the Northern District of California and the Southern District of New York. Those actions have been consolidated into a single action, pending in the Northern District of California, entitled In re LDK Solar Sec. Litig., Case No. C 07-05182 WHA. The complaints seek relief on behalf of a putative class of persons who purchased our securities from June 1, 2007 to October 7, 2007 and allege that we overstated our inventory, among other things. We believe the allegations in the securities lawsuits are without merit and filed motions to dismiss the complaints in April 2008. On May 29, 2008, the United States District Court Northern District of California denied our motions to dismiss. We filed a motion for reconsideration on June 13, 2008 but the motion was denied again by the court on July 14, 2008. We filed an additional motion to dismiss counts against certain of the individual defendants on July 21, 2008. On August 21, 2008, the plaintiffs conceded to the dismissal of all claims against Jiangxi LDK Solar and certain claims against two individual directors. On January 28, 2009, the court issued an order to approve a class of all persons who purchased our ADSs, call options for our ADSs or sold put options for our ADSs during the class period of June 1, 2007, through Oct. 7, 2007. We plan to continue to vigorously defend these lawsuits. It is not possible for our management to reasonably estimate the amount of loss, if any, we would incur in the event of an unfavorable outcome.

In addition, several of our officers and directors are defendants in another lawsuit, pending in California Superior Court, Santa Clara County, entitled Sean Coonerty v. Xiaofeng Peng, et al., Case No. 108CV103758. This derivative lawsuit alleges claims of breach of fiduciary duty and unjust enrichment based on the same allegations contained in the securities lawsuit, repeating Mr. Situ’s allegations that the feedstock inventory was overstated and seeks damages in an unspecified amount on behalf of our company. We have not responded to the lawsuit, which remains in the early phase of litigation.

The SEC initiated an investigation on October 18, 2007 with respect to the above accounting matters and, on March 24, 2008, we were informed that the SEC staff did not intend to recommend any enforcement action by the SEC against us.

We are not involved in any other litigation or legal or administrative proceedings that would have a material adverse effect on our business operations.

Dividend Distribution Policy

We have never declared or paid any dividends, nor do we anticipate paying any cash dividends on our shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings for use in the operation and expansion of our business. We are a holding company and our cash flow depends on dividends from our principal operating subsidiaries, Jiangxi LDK Solar, Jiangxi LDK Silicon, Jiangxi LDK Polysilicon and Nanchang LDK, in China. The ability of our subsidiaries in China to pay dividends to us is subject to various restrictions, including legal restrictions in China that permit payment of dividends only out of retained earnings determined in accordance with the PRC accounting standards and regulations. Under PRC laws, Jiangxi LDK Solar, as a wholly foreign-owned enterprise in China, must allocate at least 10% of its after-tax profit to its statutory general reserve until the balance of the reserve reaches 50% of its registered capital. It must also allocate a certain percentage of its after-tax profit each year as its employee welfare and bonus funds, and its board of directors has the discretion to determine the percentage of the after-tax profits for such employee welfare and bonus funds. Statutory general reserve and employee welfare and bonus funds are not distributable as cash dividends except in the event of a liquidation. A sino-foreign joint venture enterprise, such as Jiangxi LDK Silicon, Jiangxi LDK polysilicon and Nanchang LDK, is required to set aside a certain percentage of its after-tax profit calculated in accordance with the PRC accounting standards each year for its statutory general reserves, employee welfare and bonus funds and enterprise development funds in accordance with the requirement of relevant PRC laws and its articles of associations. The board of directors of a sino-foreign joint venture enterprise has the discretion to determine the respective percentages of its after-tax profits for its statutory general reserves, employee welfare and bonus funds and enterprise development funds, which are not distributable to its equity owners except in the event of a liquidation.

Our board of directors has complete discretion as to whether we will pay dividends in the future. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

The depositary has agreed to distribute the cash dividend or other distribution we declare and pay on our shares evidenced by ADSs to the holders of our ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our shares, less its fees and expenses payable under the deposit agreement and after deduction of any applicable taxes. The depositary may send to the holders of our ADSs anything else we distribute on deposited securities by means it considers lawful and reasonably practical. If it cannot make the distribution that way, the depositary may decide to sell what we distribute and distribute the net proceeds in the same way as it does with cash or hold what we distribute if it cannot be sold. Cash dividends on our shares, if any, will be paid in U.S. dollars.

B.  Significant Changes

None.

ITEM 9.	THE OFFER AND LISTING

Not applicable, except for “— A. Offer and Listing Details — 4. Information Regarding the Price History of the Stock” and “— C. Markets” as disclosed below.

We listed our ADSs on the New York Stock Exchange in June 2007. For the year ended December 31, 2008, the closing price of our ADSs on the New York Stock Exchange ranged from $9.95 to $51.26 per ADS.

Set forth below, for the applicable periods indicated, are the high and low closing prices per ADS as reported by the New York Stock Exchange.

	High	Low

Annual Highs and Lows
2007 (from June 1)	$73.95	$23.20
2008	51.26	9.95
Quarterly Highs and Lows (From June 1, 2007)
Second Quarter 2007	32.20	23.20
Third Quarter 2007	73.95	33.53
Fourth Quarter 2007	70.00	26.91
First Quarter 2008	49.37	20.43
Second Quarter 2008	47.16	27.50
Third Quarter 2008	51.26	30.02
Fourth Quarter 2008	33.12	9.95
First Quarter 2009	16.01	4.04
Second Quarter 2009 (through May 21, 2009)	10.85	6.78
Monthly Highs and Lows
November 2008	23.49	9.95
December 2008	14.95	11.69
January 2009	16.01	11.24
February 2009	11.39	5.12
March 2009	7.76	4.04
April 2009	8.46	6.78
May 2009 (through May 21, 2009)	10.85	8.02

On May 21, 2009, the last reported closing sale price of our ADSs on the New York Stock Exchange was $9.30 per ADS.

ITEM 10.	ADDITIONAL INFORMATION

A.  Share Capital

Not applicable.

B.  Memorandum and Articles of Association

We incorporate by reference into this annual report the description of our amended and restated memorandum of association contained in our annual report for the year ended December 31, 2007 on Form 20-F

(File No. 001-33464), filed with the SEC on April 7, 2008, with the following amendments as a result of changes made by the Cayman Islands legislature to the Cayman Islands Companies Law in 2008:

Mergers and similar arrangements

(i) Schemes of arrangement

The Cayman Islands Companies Law contains statutory provisions that facilitate the reconstruction and amalgamation of companies so long as the scheme of arrangement is approved by:

•	a majority in number of each class of shareholders and creditors, respectively, with whom the arrangement is to be made, and

•	in addition, at least three-fourths in value of each such class of shareholders and creditors, respectively, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and the subsequent arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court its view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the company is not proposing to act illegally or beyond the scope of its authority;

•	the statutory provisions as to majority vote have been complied with;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Islands Companies Law or that would amount to a “fraud on the minority” under the Cayman Islands law.

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

(ii) Mergers and consolidations

Previously, the Cayman Islands law does not provide for mergers as that expression is understood under the United States corporate law. However, pursuant to the Cayman Islands Companies (Amendment) Law, 2009 that came into force on May 11, 2009, in addition to the existing schemes of arrangement provisions described above, a new, simpler and more cost-effective mechanism for mergers and consolidations between Cayman Islands companies and between Cayman companies and foreign companies is introduced.

The procedure to effect a merger or consolidation is as follows:

•	the directors of each constituent company must approve a written plan of merger or consolidation;

•	the plan must be authorized by each constituent company by (a) a shareholder resolution by majority in number representing 75% in value of the shareholders voting together as one class; and (b) if the shares to be issued to each shareholder in the consolidated or surviving company are to have the same rights and economic value as the shares held in the constituent company, a special resolution of the shareholders voting together as one class. A proposed merger between a Cayman parent company and its Cayman subsidiary or subsidiaries will not require authorization by shareholder resolution;

•	the consent of each holder of a fixed or floating security interest of a constituent company in a proposed merger or consolidation is required unless the court (upon the application of the constituent company that has issued the security) waives the requirement for consent;

•	the plan must be signed by a director on behalf of each constituent company and filed with the Registrar of Companies together with the required supporting documents;

•	a certificate of merger or consolidation is issued by the Registrar of Companies which is the prima facie evidence of compliance with all statutory requirements in respect of the merger or consolidation. All rights and properties of each of the constituent companies will then vest in the surviving or consolidated company which will also be liable for all debts, contracts, obligations and liabilities of each constituent company. Similarly, any existing claims, proceedings or rulings of each constituent company will automatically be continued against the surviving or consolidated company; and

•	provision is made for a dissenting shareholder of a Cayman constituent company to be entitled to payment of the fair value of his shares upon dissenting to the merger or consolidation. Where the parties cannot agree on the price to be paid to the dissenting shareholder, either party may file a petition to the court to determine fair value of the shares. These rights are not available where an open market exists on a recognized stock exchange for the shares of the class held by the dissenting shareholder.

Our shareholders adopted our fourth amended and restated memorandum and articles of association, which took effect upon completion of our IPO in June 2007. On June 17, 2008, our shareholders at their annual general meeting adopted a special resolution to amend our memorandum and articles of association to clarify the power of our company to redeem or repurchase its shares.

As of the date of this report, our authorized share capital consists of 499,580,000 ordinary shares, par value of $0.10 each, and 420,000 shares of such class or designation as our board of directors may determine in accordance with our articles of association, par value of $0.10 each. As of the date of this report, an aggregate of 113,501,049 shares have been issued and an aggregate of 113,111,222 shares are outstanding.

C.  Material Contracts

Incorporated by reference to our registration statement on Form F-1 (Registration No. 333-142881) and for additional information on our material contracts, see “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” and “Item 19. Exhibits” in this report.

D.  Exchange Controls

China regulates foreign currency exchanges primarily through the following rules and regulations:

•	Foreign Currency Administration Rules of 1996, as amended; and

•	Administrative Rules of the Settlement, Sale and Payment of Foreign Exchange of 1996.

As we have disclosed in “Item 3. Key Information — D. Risk Factors — Risks Relating to Business Operations in China — Changes in foreign exchange and foreign investment regulations in China may affect our ability to invest in China and the ability of our PRC subsidiaries to pay dividends and service debts in foreign currencies” in this report, Renminbi is not a freely convertible currency at present. Under the current PRC regulations, conversion of Renminbi is permitted in China for routine current-account foreign exchange transactions, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debts. Conversion of Renminbi for most capital-account items, such as direct investments, investments in PRC securities markets and repatriation of investments, however, is still subject to the approval of SAFE.

Pursuant to the above-mentioned administrative rules, foreign-invested enterprises, such as our PRC subsidiaries, Jiangxi LDK Solar, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, may buy, sell and/or remit foreign currencies for current-account transactions at banks in China with authority to conduct foreign exchange business by complying with certain procedural requirements, such as presentment of valid commercial documents. As previously disclosed in this report, for capital-account transactions involving foreign direct investment, foreign debts and outbound investment in securities and derivatives, approval from SAFE is a pre-condition. Capital investments by foreign-invested enterprises outside China are subject to limitations and requirements in China, such as prior approvals from the PRC Ministry of Commerce, SAFE and NDRC.

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

People’s Republic of China Taxation

Under the former Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, any dividends payable by foreign-invested enterprises to non-PRC investors were exempt from PRC withholding tax. In addition, any dividends payable, or distributions made, by us to holders or beneficial owners of our shares or ADSs would not be subject to any PRC tax, provided that such holders or beneficial owners, including individuals and enterprises, were not deemed to be PRC residents under the PRC tax law and were not otherwise subject to PRC tax.

On March 16, 2007, the PRC National People’s Congress approved and promulgated a new PRC Enterprise Income Tax Law, which took effect as of January 1, 2008. Under the new tax law, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” are located in China are considered “resident enterprises” for PRC tax purposes. Under the implementation regulations issued by the State Council relating to the new tax law, “de facto management body” is defined as the body that has material and overall management control over the business, personnel, accounts and properties of an enterprise. In April 2009, the PRC State Administration of Taxation promulgated a circular to clarify the definition of “de facto management body” for enterprises incorporated overseas with controlling shareholders being PRC enterprises. Therefore, it remains unclear how the tax authorities will treat an overseas enterprise invested or controlled by another overseas enterprise and ultimately controlled by PRC individual residents as is in our case. We are currently not treated as a PRC resident enterprise by the relevant tax authorities. Since substantially all of our management is currently based in China and may remain in China in the future, we may be treated as a “resident enterprise” for the PRC tax purposes, in which case, we will be subject to PRC income tax as to our worldwide income at a uniform income tax rate of 25%. In addition, the new tax law provides that dividend income between qualified “resident enterprises” is exempt from income tax.

Moreover, the new tax law provides that an income tax rate of 10% is normally applicable to dividends payable for earnings derived since January 1, 2008 to non-PRC investors who are “non-resident enterprises,” to the extent such dividends are derived from sources within China. We are a Cayman Islands holding company and substantially all of our income is derived from dividends, if any, we receive from our operating subsidiaries located in China. Thus, dividends payable to us by our subsidiaries in China may be subject to the 10% withholding tax if we are considered as a “non-resident enterprise” under the new tax law.

Under the currently available guidance of the new tax law, dividends payable by us to our share or ADS holders should not be deemed to be derived from sources within China and therefore should not be subject to withholding tax at 10%, or a lower rate if reduced by a tax treaty or agreement. However, what will constitute income derived from sources within China is currently unclear. In addition, gains on the disposition of our shares or ADSs should not be subject to PRC withholding tax. However, these conclusions are not entirely free from doubt. In addition, it is possible that these rules may change in the future, possibly with retroactive effect.

Certain U.S. Federal Income Tax Considerations

The following is a general discussion of certain U.S. federal tax consequences to U.S. Holders (defined below) of the acquisition, ownership and disposition of the ADSs. This summary applies only to U.S. Holders that hold ADSs or shares as capital assets.

This discussion is based on the United States Internal Revenue Code, or the Code, current and proposed U.S. Treasury regulations, rulings and judicial decisions thereunder as of the date hereof. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	U.S. expatriates;

•	traders that elect to mark-to-market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding a note, ADS or share as part of a straddle, hedging, conversion or integrated transaction;

•	persons whose functional currency is not the U.S. dollar;

•	persons that actually or constructively own 10% or more of our voting stock; or

•	persons holding ADSs or shares through partnerships or other entities treated as partnerships for U.S. federal income tax purposes.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply if you are a beneficial owner of ADSs or shares and you are, for U.S. federal income tax purposes,

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

If you are a partner in a partnership or other entity taxable as a partnership that holds ADSs or shares, your tax treatment generally will depend on your status and the activities of the partnership. If you are a partner or a partnership holding ADSs or shares, you should consult your own tax advisors.

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

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms. If you hold ADSs, you should be treated as the holder of the underlying shares represented by those ADSs for U.S. federal income tax purposes. Exchanges of shares for ADSs and ADSs for shares generally will not be subject to U.S. federal income tax.

Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares

Subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any distribution (including constructive dividends and the amount of PRC tax withheld, if any) to you with respect to the ADSs or shares generally will be included in your gross income as dividend income on the date of actual or constructive receipt by the depositary, in the case of ADSs, or by you, in the case of shares, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may constitute “qualified dividend income” and be taxed at the lower applicable capital gains rate, provided that (1) the ADSs or shares are readily tradable on an established securities market in the United States, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, the ADSs are considered for the purpose of clause (1) above to be readily tradable on an established securities market in the United States because they are listed on the New York Stock Exchange. You should consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ADSs or shares.

Dividends will constitute foreign source income for U.S. foreign tax credit limitation purposes. If the dividends are qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the U.S. foreign tax credit limitation will in general be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to the ADSs or shares will generally constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

In the event that we are required to withhold PRC income tax on dividends paid to you with respect to our shares or ADSs under the newly enacted PRC enterprise income tax law, you may be able to claim a reduced rate of PRC withholding tax if you are eligible for benefits under the U.S.-PRC Avoidance of Double Taxation Treaty and if we are deemed to be a resident of China under such U.S.-PRC treaty. You should consult your own tax advisor about your eligibility for reduction of PRC withholding tax. Subject to generally applicable limitations, you may be able to claim a deduction or a foreign tax credit for PRC tax withheld at the appropriate rate. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Taxation of Dispositions of ADSs or Ordinary Shares

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or share equal to the difference between the amount realized for the ADS or share and your tax basis in the ADS or share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, the newly enacted PRC enterprise income tax law may apply to gains on the sale and disposition of our shares or ADSs. If we are deemed to be a resident of China under the U.S.-PRC Avoidance of Double

Taxation Treaty, such gain would be treated as arising from sources within China. You are urged to consult your tax advisors regarding the tax consequences if PRC withholding tax is imposed on the disposition of shares, including the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

We do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year or the foreseeable future. Our actual PFIC status for the current taxable year ending December 31, 2009 will not be determinable until after the close of the current taxable year ending December 31, 2009, and accordingly, there is no guarantee that we will not be a PFIC for 2009 or any future taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during the taxable year) is attributable to assets that produce or are held for the production of passive income.

We will be treated as owning our proportionate share of the assets and earnings and our proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

We must make a separate determination each year as to whether we are a PFIC. As a result, our PFIC status may change. If we are a PFIC for any year during which you hold ADSs or shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold ADSs or shares.

If we are a PFIC for any year in which you hold ADSs or shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ADSs or shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or shares will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or shares;

•	the amount of excess distribution allocated to the current taxable year and to any taxable year prior to the first taxable year in which we became a PFIC, will be treated as ordinary income subject to tax for the current taxable year; and

•	the amount of excess distribution allocated to each other year will generate an additional tax that is due for the current taxable year and that is equal to the total, for each such other year, of (i) the amount of excess distribution allocated to such year multiplied by the highest tax rate in effect for such year and (ii) an amount equal to the interest charge that would have been imposed for underpaying that amount of tax for such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ADSs or shares cannot be treated as capital, even if you hold the ADSs or shares as capital assets.

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs or shares, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs or shares as of the close of your taxable year over your adjusted basis in such ADSs or shares. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs or shares over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs or shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs or shares, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs or shares, as well as to any loss realized on the actual sale or disposition of the ADSs or shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs or shares. Your basis in the ADSs or shares will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations that are not PFICs that are described above at “— Taxation of Dividends and Other Distributions on the ADSs or Ordinary Shares” would apply to distributions by us in years subsequent to the year in which you made the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including the New York Stock Exchange, or other market, as defined in applicable U.S. Treasury regulations. The ADSs are listed on the New York Stock Exchange, and we expect, although no assurance can be given, that they will be regularly traded on the New York Stock Exchange. Consequently, if you are a holder of ADSs, the mark-to-market election should be available to you were we to be or become a PFIC. However, it is unclear whether a U.S. Holder of shares will be able to make a mark-to-market election. You should consult your own tax advisors regarding the U.S. federal income tax consequences that would arise if we are treated as a PFIC while you hold shares.

In addition, notwithstanding any election you make with regard to the ADSs or shares, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, your ADSs or shares will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ADSs or shares, even if we are not currently a PFIC. For purposes of this rule, if you make a mark-to-market election with respect to your ADSs or shares, you will be treated as having a new holding period in your ADSs or shares beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for United States federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

If you hold ADSs or shares in any year in which we are a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or shares and any gain realized on the disposition of the ADSs or shares.

In addition, if we are a PFIC, we do not intend to prepare or provide you with the information necessary to make a “qualified electing fund” election, which, like the mark-to-market election, is a means by which U.S. taxpayers may elect out of the tax treatment that generally applies to PFICs.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or shares.

Information Reporting and Backup Withholding

Dividend payments with respect to ADSs or shares and proceeds from the sale or exchange of ADSs or shares may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, if you are a corporation or a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or if you are otherwise exempt from backup withholding. If you are a U.S. Holder who is required to establish exempt status, you generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information in a timely manner.

F.  Dividends and Paying Agents

Not applicable.

G.  Statement by Experts

Not applicable.

H.  Documents on Display

We are currently subject to periodic reporting and other informational requirements of the Securities Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Additional information may also be obtained over the Internet at the SEC’s website at www.sec.gov.

As a foreign private issuer, we are exempt under the Securities Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Securities Exchange Act. In addition, we will not be required under the Securities Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Securities Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meeting and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of our ADSs and, upon our request, will mail to all record holders of our ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

I.  Subsidiary Information

Not applicable.

ITEM 11.	QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 1.5% in 2006, 4.8% in 2007 and 5.9% in 2008. We have not in the past been materially affected by any such inflation, however, we cannot assure you that we will not be affected in the future.

Foreign Currency Risk

Our financial statements are expressed in U.S. dollars but the functional currency of our principal operating subsidiaries, Jiangxi LDK Solar, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, is Renminbi. To the extent our principal PRC operating subsidiaries hold assets or liabilities denominated in foreign currencies, any appreciation of Renminbi against such foreign currencies denominated assets or depreciation of Renminbi against foreign currencies denominated liabilities could result in a charge to our income statement. For more information on foreign currency translations for our financial reporting purposes, see note (2)(c) to our audited consolidated financial statements beginning on page F-1 in this report.

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

Generally, appreciation of Renminbi against U.S. dollars and euros will result in foreign exchange losses for monetary assets denominated in U.S. dollars and euros and result in foreign exchange gains for monetary liabilities denominated in U.S. dollars and euros. Conversely, depreciation of Renminbi against U.S. dollars and euros will generally result in foreign exchange gains for monetary assets denominated in U.S. dollars and euros and result in foreign exchange losses for monetary liabilities denominated in U.S. dollars and euros. Fluctuations in currency exchange rates could have a significant effect on our financial stability due to a mismatch among various foreign currency denominated assets and liabilities. Fluctuations in exchange rates, particularly among the U.S. dollar, euro and Renminbi, affect our operating and net profit margins and would result in foreign currency exchange gains and losses on our foreign currency denominated assets and liabilities. As of December 31, 2006, 2007 and 2008, our monetary assets denominated in U.S. dollars and euros were primarily related to cash and cash equivalents, pledged bank deposits, trade accounts receivable and prepayments to suppliers, and our monetary liabilities denominated in U.S. dollars and euros were primarily related to short-term bank borrowings, long-term bank borrowings, advance payments from customers, trade accounts payable and other payables. Our exposure to foreign exchange risk primarily relates to foreign currency exchange gains or losses resulting from timing differences between the signing of the contracts and the settlement of the contracts. As of December 31, 2006, 2007 and 2008, our principal operating subsidiaries held the following amounts of monetary assets and liabilities denominated in U.S. dollars and euros:

	As of December 31, 2006		As of December 31, 2007		As of December 31, 2008
	(€)	(US$)	(€)	(US$)	(€)	(US$)	(CHF)

Assets	7,145,900	54,910,399	33,249,672	137,831,172	14,902,945	118,538,468	—
Liabilities	(468,547)	(58,676,243)	(16,227,974)	(254,009,481)	(8,876,233)	(453,074,644)	(880,017)

Net exposure	6,677,352	(3,765,844)	17,021,698	(116,178,309)	6,026,712	(334,536,176)	(880,017)

We incurred a net foreign currency exchange loss of approximately $1.3 million and $1.7 million for the years ended December 31, 2006 and 2007, respectively. We recorded a net foreign currency exchange gain of approximately $14.5 million for the year ended December 31, 2008. Since 2007, we have entered into certain foreign exchange forward contracts to reduce the effect of our foreign exchange risk exposure. However, we cannot assure you that we would be able to effectively manage our foreign exchange risk exposure.

Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% appreciation of Renminbi against U.S. dollars based on the foreign exchange rate on December 31, 2008 would result in net gain of $33.5 million (2007: net gain of $11.6 million) for our assets and liabilities denominated in U.S. dollars as of December 31, 2008. Conversely, we estimate that a 10% depreciation of Renminbi against U.S. dollars would result in net loss of $33.5 million (2007: net loss of $11.6 million) for our assets and liabilities denominated in U.S. dollars as of December 31, 2008.

Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% appreciation of Renminbi against euro based on the foreign exchange rate on December 31, 2008 would result in net loss of $0.9 million (2007: net loss of $2.5 million) for our assets and liabilities denominated in euro as of December 31, 2008. Conversely, we estimate that a 10% depreciation of Renminbi against euro would result in net gain of $0.9 million (2007: net gain of $2.5 million) for our assets and liabilities denominated in euro as of December 31, 2008.

We cannot predict the effect of future exchange rate fluctuations on our results of operations and may incur net foreign currency exchange losses in the future.

Interest Rate Risk

Our exposure to the risk of changes in market interest rates primarily relates to our interest-bearing borrowings. Our future interest expenses on our borrowings may increase due to changes in market interest rates. With an aim to reduce our interest rate exposure, we, from time to time, enter into interest rate swap contracts with financial institutions in China. During the year ended December 31, 2008, we entered into an interest rate swap contract with notional amount of $60 million in respect of a long-term bank loan with the same amount obtained during this period, and sold an interest rate swap contract entered prior to January 1, 2008 to an independent third party at its carrying value on the date of transfer. As of December 31, 2008, we had no outstanding interest rate swap contracts. We may engage in additional interest rate hedging activities in the future. As of December 31, 2008, our total outstanding bank borrowings amounted to $820.5 million and our short-term borrowings amounted to $666.2 million with a weighted average interest rate of 6.376% per annum and maturity terms ranging from one to 12 months. Majority of our indebtedness accrues interest at fixed rates, including our $400 million convertible senior notes issued April 2008.

Credit Risk

Substantially all of our cash and cash equivalents are held in major financial institutions located in China, which our management believes are of high credit quality. We have policies that limit the amount of credit exposure to any financial institution. Because we are often required to prepay substantial amounts to our raw material and equipment suppliers to ensure availability and timely delivery, we are subject to the credit quality of such suppliers. Although we make every effort to screen our suppliers and ensure that we enter into transactions with creditworthy suppliers only, there can be no assurance that we will not suffer from default by any of these suppliers. As of December 31, 2006, 2007 and 2008, we made aggregate prepayments of approximately $48.8 million, $308.4 million and $338.1 million to our suppliers, respectively. As of December 31, 2008, we recognized a provision for doubtful recoveries of $20.6 million relating to our prepayments to suppliers.

Liquidity Risk

Our liquidity is primarily dependent on our ability to maintain adequate cash inflows from our operations to meet our debt obligations as they become due, and our ability to obtain external financing to meet our committed future capital expenditures. Our cash outflow from investing activities was $1,247.2 million for the year ended December 31, 2008. With regard to our future capital commitments and other financing requirements, we have obtained approximately $507.3 million in aggregate principal amount of banking facilities mainly from various reputable commercial banks in China. As of December 31, 2008, we had unutilized banking facilities of $106.6 million.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On June 1, 2007, we completed our initial public offering of 13,392,100 ADSs, representing 13,392,100 shares, at an initial public offering price of $27.00 per ADS.

On April 15, 2008, we completed an offering of $400 million of 4.75% convertible senior notes due 2013 pursuant to Rule 144A under the Securities Act. On June 30, 2008, we filed a shelf registration statement on Form F-3 (File Number: 333-152009) for resale of the notes and our shares represented by the ADSs issuable upon conversion of the notes.

On September 19, 2008, we filed a shelf registration statement on Form F-3 (File Number: 333-153585) pursuant to which we may, from time to time, sell shares represented by ADSs and debt securities, either individually or in units, in one or more offerings. On September 24, 2008, we completed a follow-on public offering of 4,800,000 ADSs, representing 4,800,000 shares, at $41.75 per ADS, pursuant to the shelf registration statement, as supplemented.

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

Disclosure Controls and Procedures

As of the end of the period covered by this report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2008, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Securities Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) of the Securities Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the U.S. GAAP.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can only provide reasonable assurance with respect to consolidated financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, we used the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment using those criteria, our management (including our chief executive officer and chief financial officer) concluded that our internal control over financial reporting was effective as of December 31, 2008.

KPMG, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2008, as stated in their attestation report which is reproduced in “— Attestation Report of Independent Registered Public Accounting Firm” below.

Attestation Report of Independent Registered Public Accounting Firm

THE BOARD OF DIRECTORS AND SHAREHOLDERS
LDK SOLAR CO., LTD.:

We have audited LDK Solar Co., Ltd.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). LDK Solar Co., Ltd.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on LDK Solar Co., Ltd.’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, LDK Solar Co., Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of LDK Solar Co., Ltd. and subsidiaries as of December 31, 2007 and 2008, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated May 21, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG
Hong Kong, China
May 21, 2009

Changes in Internal Control over Financial Reporting

There were no material changes in our internal control over financial reporting that occurred during the year ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Louis T. Hsieh and Mr. Bing Xiang, both independent directors and members of our audit committee, are audit committee financial experts.

ITEM 16B.	CODE OF ETHICS

Our board of directors adopted a code of ethics that applies to our directors, officers, employees and advisors. A copy of our code of ethics can be found as Exhibit 99.1 to our Registration Statement on Form F-1 that we filed with SEC in May 2007 (File Number: 333-142881). The full text of our code of ethics has been posted on our internet website, www.ldksolar.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by our independent auditor for the periods indicated. We did not pay any tax related or other fees to our auditors during the periods indicated below.

	2007	2008

Audit fees(1)	$673,905	$1,178,284
Audit-related fees(2)	$1,555,507	1,181,114
Tax fees(3)	—	$23,226

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent auditor for the annual audit of our consolidated financial statements.

(2)	“Audit-related fees” means the aggregate fees billed for assurance and related services by our independent auditor that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” in 2007 involve principally the issue of comfort letter and reading of offering documents in connection with our IPO. Services comprising the fees disclosed under the category of “Audit-related fees” in 2008 involve principally the issue of comfort letter and reading of offering documents in connection with our issuance of convertible senior notes in April 2008 and the follow-on equity offering in September 2008.

(3)	“Tax fees” include fees billed for tax compliance services.

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

All requests or applications for services to be provided by our independent auditors that do not require specific approval by our audit committee will be submitted to our chief financial officer and must include a detailed description of the services to be rendered. The chief financial officer will determine whether such services are included within the list of services that have received the general pre-approval of the audit committee. The audit committee will be informed on a timely basis of any such services. Requests or applications to provide services that require specific approval by our audit committee will be submitted to the audit committee by both our independent auditors and our chief financial officer and must include a joint statement as to whether, in their view, the request or application is consistent with the rules of the SEC on auditor independence.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

Summary of Significant Differences in Corporate Governance Practices

We are incorporated under the laws of Cayman Islands. Our ADSs are registered with the SEC and listed on the New York Stock Exchange. However, many of the corporate governance rules in the New York Stock Exchange Listed Company Manual, or the NYSE Standards, do not apply to us as a “foreign private issuer” and we are permitted to follow the corporate governance practices in the Cayman Islands in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Standards requires foreign private issuers listed on the New York Stock Exchange to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the New York Stock Exchange, or the U.S. domestic issuers. We set forth below a brief summary of such significant differences.

Board and committee independence

While NYSE Standards require U.S. domestic issuers to have a majority of independent directors, we are not subject to this requirement. Three of our eight directors are independent non-executive directors.

NYSE Standards require U.S. domestic issuers to schedule an executive session at least once a year to be attended by only independent directors. We are not subject to such requirement and our independent directors are entitled to attend all of our board meetings.

NYSE Standards require U.S. domestic issuers to disclose a method for interested parties to communicate directly with the presiding director or with non-management directors as a group. We are not subject to such requirement and we have not adopted such a method yet.

Audit committee

If an audit committee member simultaneously serves on the audit committees of more than three public companies, and the listed company does not limit the number of audit committees on which its audit committee members serve to three or less, then in each case, the boards of directors of U.S. domestic issuers are required to determine that such simultaneous service would not impair the ability of such member to effectively serve on its audit committee and disclose such determination in its annual proxy statement or annual report. We are not subject to such requirement and we have not addressed this in our audit committee charter.

NYSE Standards require audit committees of U.S. domestic issuers to discuss guidelines and policies that govern the process by which risk assessment and risk management are handled and include such responsibilities in their audit committee charters. We are not subject to such requirement and our audit committee charter does not have such provision. Our audit committee charter provides that our audit committee shall review our financial reporting processes and internal controls, based on consultation with our outside independent auditor and our internal accounting department.

Remuneration committee

NYSE Standards require U.S. domestic issuers to have a remuneration committee composed entirely of independent directors. We are not subject to such requirement and have a compensation committee that consists of three independent directors and one executive director.

NYSE Standards require remuneration committees of U.S. domestic issuers to produce a remuneration committee report annually and include such report in their annual proxy statements or annual reports on Form 10-K. We are not subject to such requirement and we have not addressed this in our remuneration committee charter. We disclose the amounts of compensation of our directors on an aggregate basis in our annual report on Form 20-F.

Nomination committee

While NYSE Standards require U.S. domestic issuers to have only independent directors on their nomination committee, we are not subject to such requirement and our corporate governance and nominating committee consists of three independent directors and one executive director.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See pages beginning on page F-1 in this report.

ITEM 19.	EXHIBITS

The following documents are filed as part of this annual report:

Exhibit
Number	Document

1.1	Fourth Amended and Restated Memorandum and Articles of Association of the registrant, dated as of June 17, 2008.
2.1	Form of Deposit Agreement, incorporated by reference to Registration Statement on Form F-6 filed with the SEC (Registration No. 333-142899).
2.2	Amended and Restated Shareholders Agreement, dated December 19, 2006, incorporated by reference to Exhibit 4.4 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).
2.3	Indenture dated April 15, 2008 between the registrant and the Bank of New York Mellon, incorporated by reference to Exhibit 4.5 to our Registration Statement on Form F-3 filed with the SEC (File Number: 333-152009).
2.4	Restricted Issuance Agreement, dated as of April 15, 2008, as supplement to the Deposit Agreement under Exhibit 2.1, incorporated by reference to Exhibit 4.4 to our Registration Statement on Form F-3 filed with the SEC (File Number: 333-152009).
4.1	Form Employment Agreement between the registrant and each senior officer, incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).
4.2	Form Service Agreement between the registrant and each executive director, incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).
4.3	Form Service Agreement between the registrant and each independent director, incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).
4.4	Form Confidentiality and Non-compete Agreement between the registrant and each senior officer, engineer and technician, incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).

Exhibit
Number	Document

4.5	Supply Agreement, dated July 18, 2007, between GT Solar, as seller, and LDK Solar Co., Ltd. and Jiangxi LDK Solar, as buyers (certain information in the agreement has been omitted pursuant to a request for confidential treatment), incorporated by reference to Exhibit 4.36 to our annual report for the year 2007 on Form 20-F filed with the SEC on April 7, 2008.
4.6	Summary translation of Loan Guarantee Agreement, dated February 5, 2007, between Mr. Xiaofeng Peng and Bank of China Xinyu Branch, incorporated by reference to Exhibit 4.37 to our annual report for the year 2007 on Form 20-F filed with the SEC on April 7, 2008.
4.7	Summary translation of Cooperation Agreement, dated January 23, 2007, between Jiangxi LDK Solar and Nanchang University, incorporated by reference to Exhibit 4.40 to our annual report for the year 2007 on Form 20-F filed with the SEC on April 7, 2008.
4.8	Summary translation of Loan Guarantee Agreement, dated April 23, 2008, among Mr. Xiaofeng Peng, Ms. Shan Zhou and China Development Bank.
4.9	Summary translation of Loan Guarantee Agreement, dated February 23, 2009, between Mr. Xiaofeng Peng and Agricultural Bank of China Xinyu Branch.
4.10	Summary translation of Supply Agreement, dated July 22, 2008, between JYT Corporation, as seller, and Jiangxi LDK Solar, as buyer.
4.11	Registration Rights Agreement, dated as of April 15, 2008, incorporated by reference to Exhibit 4.7 to our Registration Statement on Form F-3 filed with the SEC (File Number: 333-152009).
8	List of subsidiaries.
11	Code of Ethics of the registrant, incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 filed with the filed with the SEC (File Number: 333-142881).
12.1	Certification of the principal executive officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002
12.2	Certification of the principal financial officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002
13.1	Certification of the principal executive officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002
13.2	Certification of the principal financial officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002
15.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report of its behalf.

LDK Solar Co., Ltd.

By:	/s/ Xiaofeng Peng
Name:     Xiaofeng Peng

Title:	Chairman & Chief Executive Officer

By:	/s/ Jack Lai
Name:     Jack Lai

Title:	Chief Financial Officer

Date: May 22, 2009

LDK SOLAR CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

THE BOARD OF DIRECTORS AND SHAREHOLDERS
LDK SOLAR CO., LTD.:

We have audited the accompanying consolidated balance sheets of LDK Solar Co., Ltd. and subsidiaries (the “Group”) as of December 31, 2007 and 2008, and the related consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LDK Solar Co., Ltd. and subsidiaries as of December 31, 2007 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), LDK Solar Co., Ltd.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 21, 2009 expressed an unqualified opinion on the effectiveness of LDK Solar Co., Ltd.’s internal control over financial reporting.

/s/ KPMG
Hong Kong, China
May 21, 2009

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amounts in US$ thousands, except share and per share data)

		December 31,
	Note	2007	2008

ASSETS
Current assets
Cash and cash equivalents		83,470	255,523
Pledged bank deposits	(10)	135,950	83,383
Trade accounts receivable	(2g)	3,767	94,733
Bills receivable		—	3,075
Inventories	(3)(10)	349,997	616,901
Prepayments to suppliers, net	(4)	138,193	71,214
Other current assets, including amount due from the Group’s executives and employees of $21,742 and $42,021 as of December 31, 2007 and 2008 respectively	(5)	29,825	68,123
Deferred income tax assets	(16)	546	44,690

Total current assets		741,748	1,237,642
Property, plant and equipment, net	(6)(10)(12)	336,763	1,697,203
Deposits for purchase of property, plant and equipment		151,233	233,296
Intangible asset, net	(7)	1,096	1,037
Land use rights	(8)(10)(24)	29,259	99,162
Inventories to be processed beyond one year	(3)	29,981	—
Prepayments to suppliers expected to be utilized beyond one year	(4)	18,994	33,617
Pledged bank deposits — non-current	(10)	—	49,686
Debt issuance costs, net		—	8,764
Investment in an associate	(9)	—	5,630
Other financial assets	(28)	525	—
Deposits relating to sales and leaseback transaction	(12)	—	7,316
Deferred income tax assets, net	(16)	387	375

Total assets		1,309,986	3,373,728

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank borrowings and current installments of long-term bank borrowings	(10)	264,101	666,200
Bills payable		—	11,406
Trade accounts payable		18,032	124,066
Advance payments from customers, current installments		141,223	256,411
Accrued expenses and other payables	(11)	95,301	429,968
Due to a related party	(24)	—	4,359
Other financial liabilities	(28)	3,357	18,545

Total current liabilities		522,014	1,510,955
Long-term bank borrowings, excluding current portion	(10)	25,125	154,252
Obligations under capital leases, excluding current installments	(12)	—	40,083
Advance payments from customers — noncurrent		67,554	487,577
Other liabilities		2,222	3,485
Deferred income tax liability	(16)	—	1,468
Convertible senior notes	(13)	—	400,000

Total liabilities		616,915	2,597,820

SHAREHOLDERS’ EQUITY
Ordinary shares: US$0.10 par value; 499,580,000 shares authorized as of December 31, 2007 and 2008; 106,044,700 and 113,501,049 shares issued as of December 31, 2007 and 2008, respectively; 106,044,700 and 113,110,396 shares outstanding

as of December 31, 2007 and 2008, respectively	(19)	10,604	11,311
Additional paid-in capital	(15)	486,253	446,327
Statutory reserve		18,697	29,676
Accumulated other comprehensive income		31,481	83,314
Retained earnings		146,036	205,280

Total shareholders’ equity		693,071	775,908

Commitments and contingencies	(17)
Total liabilities and shareholders’ equity		1,309,986	3,373,728

See accompanying notes to consolidated financial statements.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Amounts in US$ thousands, except share and per share data)

		Year	Year	Year
		Ended	Ended	Ended
		December 31	December 31,	December 31,
	Note	2006	2007	2008

Net sales
156mm by 156mm wafers		36,263	408,125	1,347,191
125mm by 125mm wafers		66,189	92,270	132,930
150mm by 150mm wafers		—	1,338	14,913
Processing of wafers on behalf of others		489	18,697	116,859
Silicon materials		2,513	3,516	31,602

Total net sales		105,454	523,946	1,643,495
Cost of goods sold,
156mm by 156mm wafers		(21,399)	(268,311)	(1,300,737)
125mm by 125mm wafers		(40,231)	(68,509)	(130,899)
150mm by 150mm wafers		—	(1,127)	(14,951)
Processing of wafers on behalf of others		(313)	(13,094)	(83,383)
Silicon materials		(2,019)	(2,668)	(25,169)

Total cost of goods sold, including provisions for inventory write-downs of US$ nil, US$ 4,170, US$ 311,999 during the years ended December 31, 2006, 2007 and 2008 respectively		(63,962)	(353,709)	(1,555,139)

Gross profit		41,492	170,237	88,356
Selling expenses		(286)	(873)	(3,786)
General and administrative expenses, including provisions for doubtful recoveries of prepayments to suppliers of US$ nil in 2006 and 2007, and US$20,582 in 2008		(3,771)	(19,360)	(68,010)
Research and development expenses		(290)	(3,202)	(7,570)

Total operating expenses		(4,347)	(23,435)	(79,366)

Income from operations		37,145	146,802	8,990
Other income (expenses):
Interest income		105	4,109	5,875
Interest expense and amortization of discount on exchangeable notes and convertible senior notes issuance costs	(14)	(7,133)	(9,419)	(34,347)
Foreign currency exchange (loss) gain, net		(1,325)	(1,654)	14,495
Government subsidy	(2u)	1,268	3,461	19,665
Change in fair value of prepaid forward contracts	(15)	—	—	60,028
Decrease in fair value of warrants		9	2	—
Equity in income of an associate	(9)	—	—	704
Others, net		—	—	(48)

Earnings before income tax		30,069	143,301	75,362
Income tax benefit (expense)	(16)	113	758	(5,139)

Net income		30,182	144,059	70,223
Accretion of Series A redeemable convertible preferred shares to redemption value	(18)	(814)	(860)	—
Accretion of Series B redeemable convertible preferred shares to redemption value	(18)	(1,799)	(2,726)	—
Accretion of Series C redeemable convertible preferred shares to redemption value	(18)	(116)	(1,351)	—
Deemed dividend to Series A redeemable convertible preferred shareholders		(1,568)	—	—

Net income available to ordinary shareholders		25,885	139,122	70,223

Basic earnings per ordinary share	(22)	0.35	1.50	0.67

Diluted earnings per ordinary share	(22)	0.35	1.37	0.64

See accompanying notes to consolidated financial statements.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in US$ thousands, except share and per share data)

							Accumulated	(Accumulated
				Additional	Subscription		Other	Deficit) /	Total	Total
	Ordinary Shares		Contributed	Paid-In	Receivable for	Statutory	Comprehensive	Retained	Shareholders’	Comprehensive
	Number	Amount	Capital	Capital	Ordinary Share	Reserve	Income	Earnings	Equity	Income

January 1, 2006	—	—	11,534	—	—	—	39	(274)	11,299
Net income	—	—	—	—	—	—	—	30,182	30,182	30,182
Appropriation to statutory reserve (Note 20)	—	—	—	—	—	3,623	—	(3,623)	—
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	—	2,280	—	2,280	2,280

Total comprehensive income	—	—	—	—	—	—	—	—	—	32,462

Capital contributions (Note 1)	—	—	17,466	—	—	—	—	—	17,466
Effect of reorganization (Note 1):
Distributions to shareholders in connection with the Reorganization (Note 1)	—	—	(8,000)	—	—	—	—	—	(8,000)
Issuance of ordinary shares (Note 1 & Note 19)	75,000,000	7,500	—	—	(7,490)	—	—	—	10
Transfer to additional paid-in capital	—	—	(21,000)	21,000	—	—	—	—	—
Share options (Note 21)	—	—	—	2,294	—	—	—	—	2,294
Deemed dividend to Series A redeemable convertible preferred shareholders	—	—	—	1,568	—	—	—	(1,568)	—
Accretion of Series A redeemable convertible preferred shares to redemption value (Note 18)	—	—	—	—	—	—	—	(814)	(814)
Accretion of Series B redeemable convertible preferred shares to redemption value (Note 18)	—	—	—	—	—	—	—	(1,799)	(1,799)
Accretion of Series C redeemable convertible preferred shares to redemption value (Note 18)	—	—	—	—	—	—	—	(116)	(116)
Discount amortization on exchangeable notes	—	—	—	4,440	—	—	—	—	4,440

December 31, 2006	75,000,000	7,500	—	29,302	(7,490)	3,623	2,319	21,988	57,242

See accompanying notes to consolidated financial statements

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in US$ thousands, except share and per share data)

							Accumulated	(Accumulated
				Additional	Subscription		Other	Deficit) /	Total	Total
	Ordinary Shares		Contributed	Paid-In	Receivable for	Statutory	Comprehensive	Retained	Shareholders’	Comprehensive
	Number	Amount	Capital	Capital	Ordinary Share	Reserve	Income	Earnings	Equity	Income

Net income	—	—	—	—	—	—	—	144,059	144,059	144,059
Appropriation to statutory reserve (Note 20)	—	—	—	—	—	15,074	—	(15,074)	—
Settlement of subscription receivable	—	—	—	—	7,490	—	—	—	7,490
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	—	29,162	—	29,162	29,162

Total comprehensive income	—	—	—	—	—	—	—	—	—	173,221

Issuance of new shares, net of related expenses US$26,866	14,007,700	1,400	—	349,941	—	—	—	—	351,341
Conversion of Series A, Series B and Series C redeemable convertible preferred shares	15,580,000	1,558	—	91,123	—	—	—	—	92,681
Issuance of ordinary shares upon exercise of share options	1,457,000	146	—	6,338	—	—	—	—	6,484
Share options (Note 21)	—	—	—	9,549	—	—	—	—	9,549
Accretion of Series A redeemable convertible preferred shares to redemption value (Note 18)	—	—	—	—	—	—	—	(860)	(860)
Accretion of Series B redeemable convertible preferred shares to redemption value (Note 18)	—	—	—	—	—	—	—	(2,726)	(2,726)
Accretion of Series C redeemable convertible preferred shares to redemption value (Note 18)	—	—	—	—	—	—	—	(1,351)	(1,351)

December 31, 2007	106,044,700	10,604	—	486,253	—	18,697	31,481	146,036	693,071
Net income	—	—	—	—	—	—	—	70,223	70,223	70,223
Appropriation to statutory reserve (Note 20)	—	—	—	—	—	10,979	—	(10,979)	—
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	—	51,833	—	51,833	51,833

Total comprehensive income	—	—	—	—	—	—	—	—	—	122,056

Issuance of new shares, net of related expenses US$9,508	4,800,000	480	—	190,412	—	—	—	—	190,892
Issuance of ordinary shares upon exercise of share options	2,265,696	227	—	12,513	—	—	—	—	12,740
Share options (Note 21)	—	—	—	16,614	—	—	—	—	16,614
Prepaid forward repurchase of ordinary shares (Note 15)	—	—	—	(259,465)	—	—	—	—	(259,465)

December 31, 2008	113,110,396	11,311	—	446,327	—	29,676	83,314	205,280	775,908

See accompanying notes to consolidated financial statements

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in US$ thousands, except share and per share data)

	Year	Year	Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2006	2007	2008

Cash flows from operating activities:
Net income	30,182	144,059	70,223
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	2,766	15,085	36,005
Provision for doubtful recovery of prepayments to suppliers	—	—	20,582
Provisions for inventory write-downs	—	4,170	311,999
Deferred income tax benefit	(113)	(758)	(41,163)
Equity in income of an associate	—	—	(704)
Share-based compensation	2,028	9,390	16,614
Interest on exchangeable notes	13	—	—
Amortization of discount on the exchangeable notes	4,440	—	—
Amortization of convertible senior notes issuance costs	—	—	2,493
Decrease in fair value of warrants	(9)	(2)	—
Change in fair value of prepaid forward contracts	—	—	(60,028)
Changes in operating assets and liabilities:
Pledged bank deposits related to purchase of inventory and other operating activities	(4,956)	(19,900)	(59,633)
Trade accounts receivable and bills receivable	(2,306)	(1,461)	(93,782)
Inventories	(94,886)	(289,262)	(530,244)
Prepayments to suppliers	(36,752)	(119,469)	29,984
Other assets	(1,603)	(25,475)	(44,769)
Trade accounts payable and bills payable	6,116	11,913	117,440
Advance payments from customers	36,285	168,775	532,578
Accrued expenses and other payables	1,728	18,915	26,526
Amount due to a related party	—	—	2,164
Other financial liabilities	—	3,357	(3,224)

Net cash (used in) provided by operating activities	(57,067)	(80,663)	333,061
Cash flows from investing activities:
Purchase of land use rights	(5,482)	(23,452)	(69,110)
Purchase of property, plant and equipment, including deposits and cash paid for interest capitalized	(72,840)	(305,171)	(1,125,640)
Purchase of intangible asset	(1,242)	—	—
Pledged bank deposit related to purchase of property, plant and equipment	—	—	(103,166)
Release of pledged bank deposit related to purchase of property, plant and equipment	—	—	55,644
Cash paid for investment in an associate	—	—	(4,902)

Net cash used in investing activities	(79,564)	(328,623)	(1,247,174)

See accompanying notes to consolidated financial statements.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in US$ thousands, except share and per share data)

	Year	Year	Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2006	2007	2008

Cash flows from financing activities:
Capital contributions	2,022	—	—
Pledged bank deposits used for bank borrowings	—	(111,094)	—
Pledged bank deposits released upon repayment of bank borrowings	—	—	119,386
Proceeds from new loans and borrowings	114,116	288,302	1,035,803
Repayment of loans and borrowings	(27,106)	(80,199)	(513,834)
Loans and advances from related parties	18,773	—	2,195
Repayment of loans and advances from related parties	(29,838)	—	—
Proceeds from issuance of ordinary shares	10	369,489	205,104
Distributions to shareholders in connection with the Reorganization	(8,000)	—	—
Payment of expenses relating to issuance of ordinary shares	(405)	(4,174)	(1,472)
Proceeds from issuance of exchangeable notes, net of issue cost US$52	7,948	—	—
Proceeds from Series A-2 redeemable convertible preferred shares, net of issue cost US$51	6,949	—	—
Proceeds from Series B redeemable convertible preferred shares, net of issue cost US$78	47,922	—	—
Proceeds from Series C redeemable convertible preferred shares	22,500	—	—
Proceeds from issuance of convertible senior notes, net of issuance costs	—	—	388,743
Payment for Company’s ordinary shares under prepaid forward contracts	—	—	(199,437)
Proceeds from sale-leaseback transaction	—	—	63,155
Deposit paid for capital leases	—	—	(7,316)
Principal payments on capital lease obligations	—	—	(4,629)

Net cash provided by financing activities	154,891	462,324	1,087,698
Effect of foreign currency exchange rate changes on cash and cash equivalents	2,280	205	(1,532)

Net increase in cash and cash equivalents	20,540	53,243	172,053
Cash and cash equivalents at beginning of year	9,687	30,227	83,470

Cash and cash equivalents at end of year	30,227	83,470	255,523

Supplemental disclosures of cash flow information:
Interest payments, net of amount capitalized	2,680	9,926	27,680

Income tax paid	—	—	42,169

Supplemental disclosures of non-cash investing and financing transaction:
Property, plant and equipment contributed as paid-in capital	15,444	—	—

Payable for purchase of property, plant and equipment	10,893	60,954	354,247

Payable for purchase of land use rights	1,268	832	11,865

Conversion of Series A, Series B and Series C redeemable convertible preferred shares into ordinary shares	—	92,681	—

Conversion from exchangeable notes to Series A-1 redeemable convertible preferred shares	7,948	—	—

Offset of amounts due to/from related party	5,478	—	—

See accompanying notes to consolidated financial statements.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008
(Amounts in US$ thousands, except share and per share data)

(1)	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION

Principal activities

The accompanying consolidated financial statements consist of the financial statements of LDK Solar Co., Ltd. (the “Company” or “LDK”) and its subsidiaries, Jiangxi LDK Solar Hi-Tech Co., Ltd. (“JXLDK”), Jiangxi LDK PV Silicon Technology Co., Ltd. (“LDKPV”), Jiangxi LDK Solar Polysilicon Co., Ltd. (“LDKSP”), LDK Solar Hi-Tech (Nanchang) Co., Ltd. (“LDKNC”), LDK Solar USA Inc. (“LDK USA”) and LDK Solar International Company Limited (“LDK International”). The Company and its subsidiaries are collectively referred to as the “Group”.

The Group’s principal activities are manufacturing, processing and sale of multicrystalline and monocrystalline silicon wafers.

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

4) The issuance of 4,580,000 Series A redeemable convertible preferred shares to a group of unrelated investors, including 3,000,000 Series A-1 redeemable convertible preferred shares converted from the exchangeable notes above and 1,580,000 Series A-2 redeemable convertible preferred shares issued for cash consideration of US$7,000 (refer to note 18);

5) The issuance of 8,000,000 Series B redeemable convertible preferred shares to a group of unrelated investors for cash consideration of US$48,000 (refer to note 18);

6) The issuance of 3,000,000 Series C redeemable convertible preferred shares to a group of unrelated investors for cash consideration of US$22,500 (refer to note 18);

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

In September 2008, the Company issued 4,800,000 ADSs, representing 4,800,000 ordinary shares, at a price of US$41.75 per ADS, raising approximately US$190,892, net of related expenses of US$9,508.

The Company formed four fully owned subsidiaries, LDK USA, LDKPV, LDKSP and LDKNC, on January 15, 2007, July 12, 2007, October 11, 2007 and September 27, 2008 respectively. LDK USA is incorporated in the United States, and LDKPV, LDKSP and LDKNC are incorporated in Jiangxi Province in the PRC.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

Since the controlling and majority shareholder of JXLDK prior to the Reorganization remained the controlling and majority shareholder of the Company after consummation of the Reorganization, the Reorganization is considered to be a transfer of equity interests between entities under common control and has been accounted for in a manner similar to a pooling of interests. Accordingly, the assets and liabilities of JXLDK transferred to the Company have been recognized at JXLDK’s historical carrying amount and as if the transfer of assets and liabilities and related business operations had occurred as of January 1, 2006, the earliest date presented in the accompanying consolidated financial statements. Cash consideration of US$8,000 paid by the Company to SZ Liouxin and HK Liouxin in connection with the transfer of JXLDK, has been accounted for as a distribution to shareholders on July 21, 2006.

The accompanying consolidated financial statements contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. At December 31, 2008, the Group had a working capital deficit (i.e. total consolidated current liabilities exceeded total consolidated current assets) of US$273,313. The Group’s working capital deficit has increased to US$626,816 (unaudited) as of March 31, 2009. At December 31, 2008, the Group had cash and cash equivalents of US$255,523, most of which are held by subsidiaries in the PRC. Most of the Group’s short term obligations and the current portion of its long-term debt reside with these subsidiaries. Management believes that it has developed a liquidity plan that, if executed successfully, will provide sufficient liquidity to finance the Group’s anticipated working capital and capital expenditure requirements for the next 12 months. Specifically, management believes that the Group will be able to obtain continued borrowing facilities from the banks so that when required by the Group, the bank loans due for repayment within the next 12 months can be successfully replaced with new loans drawn down from existing revolving banking facilities or new borrowing facilities. In April 2009, the Group obtained new revolving credit facilities of RMB 1,000,000 (US$146,484) from Agricultural Development Bank of China. Subsequent to December 31, 2008, the Group has successfully obtained additional secured and unsecured short-term bank borrowings of US$848,721 and unsecured long-term bank borrowings of US$58,569, and repaid total short-term bank borrowings and current portion of long-term bank borrowings of US$418,401. As of May 21, 2009, the Group’s short-term bank borrowings and current portion of long-term bank borrowings amounted to US$1,085,221 and US$50,167. As of May 21, 2009, the Group has total revolving credit of US$481,299 of which US$37,508 is unused. In addition to obtaining new bank borrowings, management is also closely monitoring the Group’s capital expenditure and inventory levels as part of its liquidity plan. The Group has commenced negotiation with a number of its vendors including raw material suppliers, equipment suppliers and construction suppliers to lower the prices or obtain more favourable payment terms with an aim to achieve saving in costs or required cash flow in the next 12 months. The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

classification of liabilities or any other adjustments that might be necessary should the Group be unable to continue as a going concern.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)  Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances have been eliminated on consolidation.

(b)  Use of estimates

The preparation of financial statements in conformity with US GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates, including those related to the classification and realization of inventories and prepayments to suppliers, estimated useful lives and residual values of long-lived assets, the recoverability of the carrying values of long-lived assets, the determination of fair values of financial instruments and share-based instruments, and assessments about potential tax uncertainties and contingent liabilities. Changes in facts and circumstances may result in revised estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(c)  Foreign currency transactions and translations

The functional currency of the Company and LDK USA is the United States dollar (“US$”). The functional currency of JXLDK, LDKPV, LDKSP and LDKNC is Renminbi (“RMB”). The functional currency of LDK International is the Hong Kong dollar (“HK$”). Transactions denominated in foreign currencies are remeasured in the functional currency at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in foreign currencies are remeasured into the functional currency at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are included in the consolidated statements of income.

The Group has chosen the U.S. dollar as its reporting currency. Accordingly assets and liabilities JXLDK, LDKPV, LDKSP and LDKNC are translated into US$ using exchange rates in effect at each period end and average exchange rates are used for the statements of income. Gains and losses resulting from the translations of the financial statements of these subsidiaries into US dollars are recognized in other comprehensive income.

(d)  Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal and other fees incurred in connection with loss contingencies are expensed as incurred and are included in general and administrative expenses in the consolidated statements of income.

(e)  Cash and cash equivalents

Cash and cash equivalents consist of cash at bank and on hand and certificates of deposit with an initial term of less than three months when purchased, which are unrestricted as to withdrawal and use.

(f)  Pledged bank deposits

Pledged bank deposits represent amounts held by banks, which are not available for the Group’s use, as security for issuance of letters of credit, letters of guarantee or short-term bank borrowings. Upon maturity of the

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

letters of credit, letters of guarantee and repayment of short-term bank borrowings, the deposits are released by the bank and become available for general use by the Group. Pledged bank deposits related to bank borrowings are reported within cash flows from financing activities in the consolidated statement of cash flows. Pledged bank deposits, which matures twelve months after the balance sheet date are classified as non-current assets in the consolidated balance sheet.

(g)  Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. An allowance for doubtful accounts is provided based on the management’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. Management determines the allowance by analyzing specific customer accounts that have known or potential collection issues. No allowance for doubtful accounts was recorded in the Group’s financial statements for the years ended December 31, 2006, 2007 and 2008. The Group does not have any off-balance-sheet credit exposure related to its customers.

(h)  Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method. Inventories expected to be utilized for production and sold after twelve months are classified as non-current assets.

(i)  Property, plant and equipment, net

Property, plant and equipment are stated at cost. Equipment under capital leases are initially stated at the present value of minimum lease payments.

Depreciation, including amortization of equipment held under capital lease, is calculated using the straight-line method over the estimated useful lives of the assets and their respective estimated residual values. The estimated useful lives of the Group’s property, plant and equipment are as follows:

Buildings	30 years
Plant and machinery	10 years
Furniture, fixture and office equipment	5 years
Motor vehicles	6 years

(j)  Intangible asset, net

Intangible asset, net represents technical know-how, which is carried at cost less accumulated amortization. The technical know-how was acquired from equipment manufacturers for operation of equipment. Technical know-how is amortized on a straight-line basis over its expected useful life of 10 years.

(k)  Land use rights

Land use rights represent fees paid to obtain the right to use land in the PRC, which are charged to expense on a straight-line basis over the respective periods of the rights granted.

(l)  Investments in an associate

Investments in entities where the Group does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee, are accounted for using the equity method of accounting. Under the equity method of accounting, the Group’s share of the investee’s results of operations is included in other income (expense) in the Group’s consolidated statements of income.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(m)  Impairment of long-lived assets

Property, plant and equipment and purchased intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. No impairment of long-lived assets was recognized for the years ended December 31, 2006, 2007 and 2008.

(n)  Fair value measurement

On January 1, 2008, the Group adopted the provisions Financial Accounting Standards Board (“FASB”) Statement No. 157, “Fair Value Measurements”, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Statement 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Statement 157 also establishes a framework for measuring fair value and expands disclosures about fair value measurements (note 27). The initial adoption of Statement 157 had no impact on the Group’s financial position and results of operations.

FASB Staff Position FAS 157-2, “Effective Date of FASB Statement No. 157,” delays the effective date of Statement 157 until fiscal years beginning after November 15, 2008 for all nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. On January 1, 2009, the Company will be required to apply the provisions of Statement 157 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. Management does not expect the initial impact of adopting FASB Staff Position 157-2 will have a material impact on the Group’s consolidated financial statements.

In October 2008, the FASB issued FASB Staff Position FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active”, which was effective immediately. FSP FAS 157-3 clarifies the application of Statement 157 in cases where the market for a financial instrument is not active and provides an example to illustrate key considerations in determining fair value in those circumstances. Management has considered the guidance provided by FSP FAS 157-3 in its determination of estimated fair values during 2008.

(o)  Derivative financial instruments

The Group enters into derivative financial instruments such as foreign exchange forward contracts and interest rate swap contract. The Group accounts for derivatives in accordance with FASB Statement No. 133, Accounting for Derivative Instruments and Certain Hedging Activities, as amended, which requires entities to recognize all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. Changes in the fair value are recognized in earnings.

In March 2008, the FASB issued Statement. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133”. Statement 161 requires entities that utilize derivative instruments to provide qualitative disclosures about their objectives and strategies for using such instruments, as well as any details of credit-risk-related contingent features contained within derivatives. Statement 161 also requires entities to disclose additional information about the amounts and location of derivatives located within the financial statements, how the provisions of Statement 133 have been applied, and the impact that hedges have on an entity’s financial position, financial performance, and cash flows. Statement 161 is effective for fiscal years and interim periods beginning after November 15, 2008. The Group early adopted Statement 161 in 2008. The disclosures required under SFAS No. l61 are included in note 28.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(p)  Revenue recognition

Sales represent the invoiced value of products sold and services rendered, net of value added taxes (VAT). The Group recognizes revenue from the sale of silicon wafers and other materials when the products are delivered and title transfers, the risks and rewards of ownership have been transferred to the customer, the fee is fixed or determinable and collection of the related receivable is reasonably assured. For sales in the PRC, the majority of the Group’s contracts provide that products are considered delivered when they reach customer’s destination and are signed-for by the customer. For export sales, products are considered delivered when the goods have passed over the ship’s rail at the named port of shipment. The customer bears all costs and risks of loss or damage to the goods from that point. A majority of the Group’s sales to customers require the customers to prepay certain amounts of the contract sum before delivery has occurred. Such prepayments are recorded as advances from customers in the Group’s consolidated financial statements, until delivery has occurred. Advances from customers of which the deliveries of goods are expected to occur after twelve months are classified as non-current liabilities in the Group’s consolidated balance sheets as at year end dates.

Generally, no warranty is provided to customers except pursuant to a short period ranging from 7 to 15 days for sales return. Wafer products are standard and the Group conducts rigorous quality control and testing procedures to ensure that the finished wafers meet the standard quality requirements before the product is shipped. Management estimates the amount of sales returns and the cost of replacement products based on historical return information, as management believes they are the primary indicator of possible future returns.

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

(q)  Buy/sell arrangements

The Group had raw materials purchases transactions and finished goods sales transactions with the same counterparty. Each of these sales and purchases transactions with the same counterparty are not legally contingent upon each other. These sales and purchases transactions were not conducted simultaneously and there was no direct linkage between any one or group of buy transactions with any one or group of sell transactions. There was also no correlation between the value of raw materials received and the value of finished goods delivered pursuant to the contractual arrangement. Each buy or sell transaction was separately documented, transacted at the fair market value prevailing at that time and gross-cash settled, with no specific legal right to offset in respect of the obligations between counterparties. These buy and sell transactions with the same counterparty were recognized and presented separately as sales and cost of goods sold in the Group’s consolidated financial statements. Raw materials purchases and finished goods sales with the same counterparty were recorded at their respective contract price, which represented their prevailing fair market value.

(r)  Shipping and handling

Costs to ship products to customers are included in selling expenses in the consolidated statement of income. Amounts billed to customers, if any, to cover shipping and handling are included in net sales. Cost to ship products to customers were US$63, US$266 and US$1,644 for the years ended December 31, 2006, 2007 and 2008, respectively.

(s)  Research and development costs

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

(t)  Advertising expenses

Advertising expenses are charged to the consolidated statement of income in the period incurred and are included in selling expenses. The Group incurred advertising expenses of US$138, US$516 and US$1,196 for the years ended December 31, 2006, 2007 and 2008, respectively.

(u)  Government subsidy

Government subsidies are recognized when received and when all the conditions for their receipt have been met. Subsidies that compensate the Group for expenses incurred are recognized as a reduction of expenses in the consolidated statement of income. Subsidies that are not associated with expenses incurred or to be incurred are recognized as income. Subsidies for the acquisition of equipment are recorded as a liability until earned and then offset against the related capital assets.

A subsidy of US$240 was received from local government during 2006 to compensate JXLDK’s research and development expenses and was recorded as a reduction of research and development expense.

Xinyu Industry Development District and JXLDK reached an agreement that for electricity costs JXLDK pays at market rate, the district will provide JXLDK with an unconditional subsidy. JXLDK received subsidies of electricity costs of US$808, US$3,084 and US$4,698 for the years ended December 31, 2006, 2007 and 2008 respectively, which were recorded as a reduction to cost of goods sold.

JXLDK, LDKSP and LDKPV received subsidies of US$1,268, US$3,461 and US$3,361 in total for the years ended December 31, 2006, 2007 and 2008 respectively from the local government authority as an incentive for development of the wafer industry and environmental protection in Xinyu, which were recorded as other income as there were no specific expenses required to be incurred by the Group to obtain the subsidies. In addition, JXLDK received subsidies of US$16,304 from the city government of Xinyu, Jiangxi province during the year ended December 31, 2008. The subsidies are calculated based on the portion of tax revenue the city government is allocated by the state government in connection with JXLDK’s tax payments to the national tax bureau. Such subsidy was considered as an unconditional appropriation of funds from the local government and recorded as other income.

JXLDK also received a tax refund of US$516 and US$2,896 from Xinyu Tax Bureau for purchases of domestic equipment during the years ended December 31, 2007 and 2008, respectively, which was recorded as a reduction to acquisition cost of the equipment.

(v)  Income taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred income tax assets if it is considered more likely than not that some portion, or all, of the deferred income tax assets will not be realized.

Effective January 1, 2007, the Group adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109 (“FIN 48”). Management determines whether it is

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, management presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. In addition, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to be recognized in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. The Group records interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of income.

(w)  Share-based compensation

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

(x)  Embedded beneficial conversion of convertible instruments

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

(y)  Employee benefit plans

As stipulated by the regulations of the PRC, the Group’s PRC subsidiaries, JXLDK, LDKPV, LDKSP and LDKNC participate in various defined contribution plans organized by municipal and provincial governments for its employees. These companies are required to make contributions to these plans at a rate of 29% on a standard

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group’s employees. Under these plans, certain pension, medical and other welfare benefits are provided to the employees. The Group has no other material obligations for the payment of employee benefits associated with these plans beyond the annual contributions described above. Employee benefits associated with these plans are expensed when incurred. The total amounts for such employee benefits were US$220, US$614 and US$2,355 for the years ended December 31, 2006, 2007 and 2008 respectively.

(z)  Earnings per share

Basic earnings per ordinary share is computed by dividing net income allocated to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings. The Company’s Series A, Series B and Series C redeemable convertible preferred shares (note 18) are participating securities since the holders of these securities may participate in dividends with ordinary shareholder(s) based on a pre-determined formula.

Diluted earnings per share is calculated by dividing net income available to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the year. Ordinary share equivalents consist of the ordinary shares issuable upon the conversion of the convertible preferred shares and convertible senior notes (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Potential dilutive securities are not included in the calculation of dilutive earnings per share if the effect is anti-dilutive.

(aa)  Segment reporting

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

(ab)  Start-up costs

All costs in connection with start-up activities, including preproduction costs associated with new manufacturing facilities are expensed as incurred. Preproduction costs including the design, formulation and testing of new products or process alternatives are included in research and development expenses. Preproduction costs including facility and employee costs incurred in connection with constructing new manufacturing plants are included in general and administrative expenses. As of December 31, 2008, LDKPV, LDKSP and LDKNC were in engaged in start up activities.

(ac)  Recently issued accounting pronouncements not yet adopted

FASB Staff Position 140-3

In February 2008, the FASB issued FASB Staff Position FAS 140-3, “Accounting for Transfers of Financial Assets and Repurchase Financing Transactions”. The objective of the FSP is to provide guidance on accounting for a transfer of a financial asset and repurchase financing. The FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under Statement 140.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

However, if certain criteria are met, the initial transfer and repurchase financing shall not be evaluated as a linked transaction and shall be evaluated separately under Statement 140. FSP FAS 140-3 is effective for annual and interim periods beginning after November 15, 2008 and early adoption is not permitted. Management is currently evaluating the provisions of this standard, but does not expect initial adoption to have a material impact on the Group’s financial position and results of operations.

SFAS No. 141R (revised 2007) and SFAS No. 160

In December 2007, the FASB issued FASB Statement No. 141R, “Business Combinations” (Statement 141R) and FASB Statement No. 160, “Noncontrolling Interests in Consolidated Financial Statements — an amendment to ARB No. 51” (Statement 160). Statements 141R and 160 require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at “full fair value” and require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both Statements are effective for periods beginning on or after December 15, 2008, and earlier adoption is prohibited. Statement 141R will be applied to business combinations occurring after the effective date. Statement 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. All of the Company’s subsidiaries are wholly-owned, so the initial adoption of Statement 160 is not expected to impact the Group’s financial position and results of operations.

FASB Staff Position No. APB 14-1 (FSP APB 14-1)

In May 2008, FASB issued FASB Staff Position No. APB 14-1, “Accounting for Convertible Debt Instruments that May be Settled in Cash Upon Conversion” (“FSP APB 14-1”). FSP APB 14-1 requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer’s nonconvertible debt borrowing rate. The resulting debt discount is amortized over the period the convertible debt is expected to be outstanding as additional non-cash interest expense. FSP APB 14-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Retrospective application to all periods presented is required except for instruments that were not outstanding during any of the periods that will be presented in the annual financial statements for the period of adoption but were outstanding during an earlier period. FSP APB 14-1 will change the accounting treatment for the Company’s convertible senior notes issued in April 2008. Upon adoption of FSP APB 14-1, management expects to revise the Group’s financial statements by reclassifying US$18,289 of convertible senior notes from debt to additional paid-in capital in the equity section of the balance sheet. The Group’s reported interest expense is expected to be increased by US$3,815 for the year ended December 31, 2008. Upon adoption, debt issuance costs of US$515 will be reclassified against additional paid-in capital. These retrospective adjustments are expected to reduce reported basic earnings per ordinary share by US$0.04 and have no impact on the diluted earnings per ordinary share for the year ended December 31, 2008.

Emerging Issues Task Force Issue No. 07-5 (EITF Issue No. 07-5)

In June 2008, the FASB’s Emerging Issues Task Force reached a consensus on EITF Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity’s Own Stock”. This EITF Issue provides guidance on the determination of whether such instruments are classified in equity or as a derivative instrument. The Group will adopt the provisions of EITF 07-5 on January 1, 2009. Management is currently evaluating the impact, if any, of adopting EITF 07-5 on the Group’s financial position and results of operations.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(3)	INVENTORIES

	December 31,	December 31,
	2007	2008

Inventories consist of the following:
Raw materials	312,678	343,439
Work in progress	24,463	148,948
Supplies	13,705	52,760
Finished goods	29,132	71,754

	379,978	616,901

Inventories, net:
— Current	349,997	616,901
— Non-current	29,981	—

The Group had raw materials of US$5,029 and US$7,150 consigned to third parties at December 31, 2007 and 2008 respectively.

Raw materials consist of a variety of polysilicon materials, including solar-grade virgin polysilicon, recyclable polysilicon materials and silicon powder.

Write-downs of raw materials, work in progress and finished goods inventories were US$ nil, US$4,170 and US$311,999 during the years ended December 31, 2006, 2007 and 2008 respectively, which are included in cost of goods sold.

(4)	PREPAYMENTS TO SUPPLIERS, NET

In order to secure a stable supply of silicon materials, the Group makes prepayments to certain suppliers. Prepayments of which the Group expects to take delivery of the inventory after the next twelve months are classified as non-current assets in the Group’s consolidated balance sheet as at year end dates. Prepayments to suppliers are reclassified to inventories when the Group applies the prepayment to related purchases of silicon materials. Such reclassifications totaling US$570,878 and US$1,531,693 were not reflected in the Group’s consolidated cash flows from operations for the years ended December 31, 2007 and 2008, respectively. The Group monitors suppliers to ensure the timely delivery of goods in accordance with agreed schedule. Management assesses the recoverability of prepayments by analyzing specific supplier accounts that have known or potential settlement or recoverability issues. A provision for doubtful recoveries of US$20,582 for prepayments to suppliers included under current assets was recognized for the year ended December 31, 2008, which is included in general and administrative expenses. No such provisions were recognized prior to 2008. No write-downs charged against the allowance or recoveries of amounts previous charged off during the year ended December 31, 2008.

(5)	OTHER CURRENT ASSETS

	December 31,	December 31,
	2007	2008

Receivable from the Group’s executives and employees	21,742	42,021
VAT recoverable	5,738	20,266
Others	2,345	5,836

	29,825	68,123

During the years ended December 31, 2007 and 2008, certain of the Group’s executives and employees exercised share options which vested in 2007 and 2008. Pursuant to the PRC tax regulations, the income derived

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

from the exercise of the share options is subject to individual income tax, which should be withheld by the Group from these executives and employees for payment to the PRC tax authorities. As of December 31, 2007 and 2008, the Group had an outstanding receivable from these executives and employees and payable to the PRC tax authorities of US$21,742 and US$42,021 respectively in relation to the individual income tax liabilities arising from the exercise of share options by these executives and employees, which are included in other current assets and other payables, respectively.

(6)	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	December 31,	December 31,
	2007	2008

Buildings	20,384	83,864
Plant and machinery	221,014	623,585
Furniture, fixtures and office equipment	4,519	9,614
Motor vehicles	2,383	4,888

	248,300	721,951
Less: Accumulated depreciation	(16,075)	(53,072)
Construction in progress	104,538	1,028,324

	336,763	1,697,203

Depreciation expense was US$2,673, US$13,399 and US$34,697 for the years ended December 31, 2006, 2007 and 2008, respectively.

Construction in progress as of December 31, 2008 includes US$160,771 (2007: US$60,333) of furnaces, wire saws and other equipment that has been received but is pending installation. The installation of these machines and equipments is normally completed within one to three months after they are received by the Group.

(7)	INTANGIBLE ASSET, NET

	December 31,	December 31,
	2007	2008

Technical know-how
Cost	1,328	1,420
Less: Accumulated amortization	(232)	(383)

	1,096	1,037

Technical know-how was acquired by JXLDK from equipment manufacturers for operation of the equipment.

Amortization expense of the above technical know-how was US$93, US$139 and US$130 for the years ended December 31, 2006, 2007 and 2008 respectively. For each of the next five years, annual amortization expense of the technical know-how is expected to be US$130.

(8)	LAND USE RIGHTS

Land use rights represent fees paid to the government and a company controlled by Mr. Peng (see note 24) to obtain the rights to use certain land over periods ranging from 49.5 to 50 years in the PRC.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(9)	INVESTMENT IN AN ASSOCIATE

On January 2, 2008, JXLDK acquired a 33.5% equity interest in Jiangxi Sinoma New Material Co., Ltd. (“Sinoma”), a crucible manufacturer based in the PRC, from an unrelated party for cash consideration of US$2,327. In December 2008, all investors of Sinoma agreed to a proportional increase in the paid-in capital of Sinoma and accordingly JXLDK contributed its share of additional capital of US$2,575 retain its 33.5% ownership interest.

(10)	BANK BORROWINGS

(a)  Current

	December 31,	December 31,
	2007	2008

Bank borrowings — secured	224,879	320,767
Bank borrowings — unsecured	24,645	319,060
Current installments of long-term bank borrowings (note (b))	14,577	26,373

	264,101	666,200

Short-term bank borrowings outstanding as of December 31, 2008 carry a weighted average interest rate of 6.376% (2007: 6.524%) and have maturity terms ranging from one to twelve months and interest rates ranging from 2.298% to 7.504% (2007: 5.564% to 11.420% per annum). Certain of these outstanding borrowings totalling US$82,667 at December 31, 2008 borrowed by JXLDK contain interest rate adjustment provisions. If JXLDK’s debt to asset ratio exceeds 65% calculated based on its financial statements prepared under PRC GAAP, the relevant bank would increase the interest rate currently charged on those bank borrowings by 5%. On the other hand, if JXLDK’s debt to asset ratio is maintained at less than 40%, the interest rate currently charged on those bank borrowings will be reduced by 5%. JXLDK’s debt to asset ratio was maintained at the ratio between 40% to 65% during the year ended December 31, 2008.

Included in short term bank borrowings at December 31, 2008 is US$70,231 payable to Agricultural Bank of China. These borrowings together with long term borrowings obtained from the same banker (note (b) below) are secured by JXLDK’s raw materials with carrying amount of US$106,052 as of December 31, 2008. The rest of the Group’s short term borrowings of US$250,536 are secured by certain of JXLDK’s buildings, land use rights, plant and machinery, pledged bank deposits and raw materials with the carrying amounts of US$9,001, US$18,872, US$133,404, US$26,299 and US$166,739, as of December 31, 2008 respectively.

As of December 31, 2008, the Group has total revolving credit of US$507,280 (2007: US$270,278) and unused credit of US$106,584 (2007: US$137,936).

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)  Non-current

	December 31,	December 31,
	2007	2008

Secured loan from China Construction Bank	10,952	6,145
Secured loan from China Development Bank	20,000	75,000
Secured loan from Bank of China	8,750	4,375
Secured loan from Agricultural Bank of China	—	29,264
Unsecured loan from China Construction Bank	—	36,579
Unsecured loan from Bank of China	—	29,262

	39,702	180,625
Less: current installments	(14,577)	(26,373)

	25,125	154,252

In March 2006, the Group borrowed RMB 80,000 from China Construction Bank of which RMB 38,000 was repaid in March 2008 and RMB 42,000 (US$6,145) is repayable in March 2009. The loan carries a variable interest rate that is repriced annually with reference to the prevailing base lending rate pronounced by People’s Bank of China (“PBOC”). The effective interest rate of the loan was 8.316% as of December 31, 2008 (2007: 7.227%). Interest is payable monthly. The loan is guaranteed by SZ Liouxin and secured by the JXLDK’s plant and machinery with carrying amounts of US$22,488 as of December 31, 2008.

In December 2006, the Group borrowed US$25,000 from China Development Bank, of which US$5,000 was repaid in December 2007 and 2008 and US$15,000 is repayable in 3 equal annual installments of US$5,000 through December of 2011. The loan carries a variable interest rate that is repriced daily with reference to the prevailing six-month US Libor rate. The effective interest rate of the loan was 3.391% as of December 31, 2008 (2007: 6.894%). Interest is payable monthly. The loan is secured by JXLDK’s plant and machinery and land use rights with carrying amounts of US$49,098 and US$3,761 as of December 31, 2008, respectively, and is guaranteed by two of the Company’s shareholders, Mr. Peng and Ms. Zhou Shan.

In February 2007, the Group borrowed US$8,750 from Bank of China, of which US$4,375 was repaid in February 2008 and US$4,375 is payable in February 2009. The loan carries a variable interest rate that is repriced quarterly with reference to the prevailing two-year US$ loan rate pronounced by Bank of China. The effective interest rate of the loan was 8.921% as of December 31, 2008 (2007: 8.731%). Interest is payable quarterly. The loan is secured by JXLDK’s plant and machinery and raw materials with carrying amount of US$5,111 and US$24,800 as of December 31, 2008, respectively and is guaranteed by SZ Liouxin, JXLXI and Mr. Peng.

In April 2008, the Group borrowed US$60,000 from China Development Bank, which is repayable in 5 installments of US$5,000 in 2009, US$10,000 in 2010, US$10,000 in 2011, US$15,000 in 2012 and US$20,000 in 2013. The loan carries a variable interest rate that is repriced daily with reference to the prevailing six-month US Libor rate. The effective interest rate of the loan was 4.891% as of December 31, 2008. Interest is payable semi-annually. The loan is secured by JXLDK’s plant and machinery with an aggregate carrying amount of US$107,687 as of December 31, 2008, and is guaranteed by two of the Company’s shareholders, Mr. Peng and Ms. Zhou Shan.

In March and April 2008, the Group borrowed RMB 160,000 (US$23,411) and RMB 40,000 (US$5,853) respectively from Agricultural Bank of China. The loans are repayable in 2011. The loans carry a variable interest rate that is repriced annually with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 7.560% as of December 31, 2008. Interest is payable quarterly. These long term loans and the short term loan of US$70,231 from the same banker (see note (a) above) are secured by JXLDK’s raw materials with an aggregate carrying amount of US$106,052 as of December 31, 2008.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In July 2008, the Group borrowed RMB 250,000 (US$36,579) from China Construction Bank, which is repayable in 4 installments of RMB 40,000 (US$5,853) in 2009, RMB 70,000 (US$10,242) in 2010, RMB 100,000 (US$14,631) in 2011, RMB 40,000 (US$5,853) in 2012. The loan is unsecured and carries a variable interest rate that is repriced annually with reference to the prevailing base lending rate pronounced by People’s Bank of China (“PBOC”). The effective interest rate of the loan was 7.740% as of December 31, 2008. Interest is payable monthly.

In August 2008, JXLDK borrowed RMB 200,000 (US$29,262) from Bank of China, which is repayable in February 2010. The loan is unsecured and carries a fixed interest rate at 7.560%, which is subject to an interest rate adjustment provision. Interest is payable quarterly. Pursuant to the interest rate adjustment provision, if JXLDK’s debt to asset ratio exceeds 65% calculated based on its financial statements prepared under PRC GAAP, the relevant bank would increase the interest rate currently charged on those bank borrowings by 5%. On the other hand, if JXLDK’s debt to asset ratio is maintained at less than 40%, the interest rate currently charged on those bank borrowings will be reduced by 5%. JXLDK’s debt to asset ratio was maintained at the ratio between 40% to 65% during the year ended December 31, 2008.

Future principal repayments on the long-term bank borrowing are as follows:

2009	26,373
2010	54,504
2011	58,895
2012	20,853
2013	20,000

180,625

(11)	ACCRUED EXPENSES AND OTHER PAYABLES

Components of accrued expenses and other payables are as follows:

	December 31,	December 31,
	2007	2008

Purchase of equipment	60,954	354,247
Purchase of land use rights	832	11,865
Withholding individual income tax payable	21,742	42,021
Accrued payroll and welfare	3,305	6,200
Income tax payables	—	4,299
Other accruals and payable	8,468	11,336

	95,301	429,968

As of December 31, 2007 and 2008, the Group had outstanding withholding individual income tax payable of US$21,742 and US$42,021 respectively, arising from the Group’s withholding tax obligation in relation to the income derived from the exercise of share options by certain of the Group’s executives and employees pursuant to PRC tax regulations (see note (5)).

In 2008, the Group obtained notices from the relevant PRC Tax Authority granting deferral of the payment of such withholding tax obligation until the Group’s executives and employees sell their shares, at which time the Group will withhold the tax and remit it on behalf of the employees. Due to the open nature of the payment timing, the Group has classified the payable as a current liability as of December 31, 2007 and 2008.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(12)	CAPITAL LEASE OBLIGATIONS

In December 2008, JXLDK sold certain newly purchased equipment and equipment pending installation (collectively “Leased Assets”) with carrying amounts of US$69,728 to a third-party (the “purchaser-lessor”) for cash consideration of US$63,155 and simultaneously entered into a 3 year contract to lease back the Leased Assets from the purchaser-lessor. Pursuant to the terms of the contract, JXLDK is required to pay to the purchaser-lessor monthly lease payments over 3 years and is entitled to a bargain purchase option at the end of the lease. The leases are classified as capital leases. In connection with this sale-leaseback transaction, the Company recognized a loss of approximately US$6,573, which is being deferred and amortized in the consolidated statements of income in proportion to the amortization of the leased assets.

At of December 31, 2008, the gross amount of plant and equipment and related accumulated amortization recorded under capital leases were as follows:

Plant and machinery	25,877
Less: accumulated amortization	(50)

25,827
Construction-in-progress — equipment pending installation	37,278

63,105

Amortization of assets held under capital leases is included with depreciation expense.

Future minimum lease payments under capital lease obligations as of December 31, 2008 are as follows:

Year ending December 31:
2009	21,314
2010	21,314
2011	21,314

Total minimum lease payments	63,942
Less: Amounts representing interest (at interest rate of 5.40%)	(5,416)

Present value of minimum payments	58,526
Current portion	(18,443)

Non-current portion	40,083

(13)	CONVERTIBLE SENIOR NOTES

On April 15, 2008, the Company sold an aggregate principal amount of US$400,000 4.75% Convertible Senior Notes due 2013 (the “Convertible Senior Notes”) to Morgan Stanley & Co International plc, UBS AG, J.P. Morgan Securities Inc., Needham & Company, LLC, Cowen and Company, LLC and Lazard Capital Markets LLC (the “Initial Purchasers”). The net proceeds from the offering, after deducting the offering expenses, were approximately US$388,743. The Convertible Senior Notes bear interest at a rate of 4.75% per annum, payable semiannually in arrears on April 15 and October 15 of each year beginning on October 15, 2008. The Convertible Senior Notes mature on April 15, 2013. (“maturity date”).

The Convertible Senior Notes are convertible at any time prior to (and including) the third business day preceding the maturity date into the American Depositary Shares, or ADSs, based on an initial conversion rate of 25.4534 ADSs per US$1 principal amount of Convertible Senior Notes (which represents an initial conversion price of approximately US$39.29 per ADS), subject to adjustments as defined in the Convertible Senior Notes

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Agreement (the “Agreement”). In no event will the conversion rate for the notes exceed 31.8167 ADSs shares per US$1 principal amount.

Upon conversion of the Convertible Senior Notes, in lieu of deliver of ADSs, the Company may elect to deliver cash or a combination of cash and ADSs.

If a fundamental change, as defined in the Agreement, occurs, the holders of the Convertible Senior Notes may require the Company to repurchase all or a portion of their Convertible Senior Notes, in integral multiples of US$1, at a repurchase price in cash equal to 100% of the principal amount plus accrued and unpaid interest to, but excluding, the repurchase date.

The Convertible Senior Notes may not be redeemed prior to April 15, 2011. At any time on or after April 15, 2011, the Company may, at its option, redeem the Convertible Senior Notes, in whole or in part from time to time, in integral multiples of US$1, at a redemption price in cash equal to 100% of the principal amount plus any accrued and unpaid interest to, but excluding, the redemption date, provided that the closing sale price of the Company’s ADSs for at least 20 trading days in the 30 consecutive trading day period ending on the date one trading day prior to the date of the notice of redemption is greater than 130% of the conversion price of the notes on the date of such notice.

On April 15, 2011, holders of the Convertible Senior Notes may require the Company to repurchase all or a portion their Convertible Senior Notes, in integral multiples of US$1, at a price in cash equal to 100% of the principal amount plus any accrued and unpaid interest to, but excluding, the repurchase date, subject to certain additional conditions, as defined in the Agreements.

The Convertible Senior Notes are unsecured, and are effectively subordinated to all of the Company’s existing and future secured indebtedness to the extent of the assets securing such indebtedness, and are structurally subordinated to all liabilities of our subsidiaries, including trade payables.

Management has determined that the conversion feature embedded in the Convertible Senior Notes is not required to be bifurcated and accounted for as a derivative pursuant to SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities”, since the embedded conversion feature is indexed to the Company’s own stock and would be classified in shareholders’ equity if it was a free-standing instrument. No portion of the proceeds from the issuance was accounted for as attributable to the conversion feature. Other embedded features are not required to be bifurcated as the economic characteristics and risks of these embedded features are clearly and closely related to that of the host contract. Further, since the initial conversion price of the Convertible Senior Notes exceeded the market price of the Company’s ordinary shares on the date of issuance of Convertible Senior Notes, no beneficial conversion features require allocation of proceeds from the Convertible Senior Notes.

Costs incurred by the Company that were directly attributable to the issuance of Convertible Senior Notes, were deferred and are being charged to the consolidated statement of income using the effective interest rate method over the term of the Notes.

Pursuant to the registration rights agreement dated April 15, 2008, the Company is required to file with the SEC a shelf registration statement that would cover the resale of the Convertible Senior Notes, the underlying ordinary shares and the underlying ADSs, cause the shelf registration statement to become effective and keep it continuously effective under the U.S. Securities Act within a specified period. If the Company fails to do so, the Company is required to pay additional interest while there is a continuing registration default at a rate per annum equal to 0.25% for the 90-day period beginning on (and including) the date of the registration default events, and thereafter at a rate per annum equal to 0.50%, of the aggregate principal amount of the applicable Convertible Senior Notes, payable semiannually on April 15 and October 15 of each year, until the cessation of the registration default events. This additional interest would be required to be paid in cash. The maximum amount of additional interest expense the Company would incur would be approximately US$9 million through the maturity of the Convertible Senior Notes. The Company filed the required shelf registration statement and caused it to become

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

effective under the U.S. Securities Act on June 30, 2008. Management currently believes that it is not probable the Company will be required to incur any additional interest for failing to keep the shelf registration statement continuously effective within the period as specified in the registration rights agreement.

The convertible senior notes agreement does not contain any financial covenants or other significant restrictions.

(14)	INTEREST COSTS

The following is a summary of the Group’s interest costs incurred during years ended December 31, 2006, 2007 and 2008:

	Year	Year	Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2006	2007	2008

Interest costs on bank borrowings, and convertible senior notes and amortization of convertible senior notes issuance costs capitalized	122	173	14,305
Interest costs charged to income
— Interest on bank borrowings	2,680	9,926	23,736
— Interest on convertible senior notes and amortization of convertible senior notes issuance costs	—	—	10,204
— Change of fair value of interest rate swap contract	—	(507)	407
— Interest on exchangeable notes	13	—	—
— Discount amortization on exchangeable notes	4,440	—	—

Sub-total	7,133	9,419	34,347
Total interest costs	7,255	9,592	48,652

(15)	PREPAID FORWARD CONTRACTS

In connection with and to facilitate the offering of the Convertible Senior Notes, the Company entered into Prepaid Forward Contracts (the “Prepaid Forward Contracts”) on April 9, 2008 with J.P. Morgan Chase Bank, Morgan Stanley & Co International plc and UBS AG, which are the affiliates of the representatives of the Initial Purchasers (the “Dealers”). The Prepaid Forward Contracts relate to a number of the Company’s ADSs equal to US$199,437, divided by the closing price of the Company’s ADSs on the New York Stock Exchange on April 9, 2008. Pursuant to the Prepaid Forward Contracts, the Company prepaid the Dealers US$199,437 on April 15, 2008 for the repurchase of 6,345,450 ADSs of the Company.

Until the Company satisfied certain conditions, including completing certain corporate actions and satisfying requirements of Cayman Islands law in relation to the repurchase of the Company’s shares, the prepaid forward contracts would be settled in cash on the final settlement date (or earlier in certain circumstances) with the Dealers delivering the Company an amount of cash equal to the product of (a) the ADS number of 6,345,450 and (b) the weighted average price of our ADSs over a number of days specified in the Prepaid Forward Contracts. Once those conditions are satisfied, the Prepaid Forward Contracts will, from the date when such conditions are satisfied, be settled in shares with the Dealers delivering the ADSs at their discretion, in full or in part, at any time prior to May 30, 2013. The Company’s management determined that the Company satisfied all those conditions on June 17, 2008.

The Prepaid Forward Contracts were initially recognized as assets and measured at fair value as the contracts could only be settled in cash at the inception date. When the conditions for physically settlement in shares were met on June 17, 2008, the fair value of Prepaid Forward Contracts of US$259,465 as at that date were reclassified as a

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reduction of additional paid-in capital in equity. The change in fair value of the Prepaid Forward Contracts of US$60,028 from the issuance date to June 17, 2008 was reported in the consolidated statements of income for the year ended December 31, 2008.

Since the Prepaid Forward Contracts require physical settlement of a fixed number of ADSs at a fixed price per ADS at the time conditions for physical settlement are met, the shares to be repurchased pursuant to the Prepaid Forward Contracts are treated as retired from June 17, 2008 through December 31, 2008 for purposes of the Company’s basic and diluted earning per shares calculations during the year ended December 31, 2008.

(16)	INCOME TAXES

The Company and its subsidiaries file separate income tax returns.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon any payment of dividends by the Company, no Cayman Islands withholding tax is imposed.

People’s Republic of China

Pursuant to the income tax law of the PRC concerning foreign investment and foreign enterprises (the “FEIT Law”), the applicable income tax rate through December 31, 2007 of JXLDK was 33%. Also, JXLDK is entitled to exemption from income tax for at least 2 years starting from the 2006 calendar year and is entitled to a 50% tax reduction for the succeeding 3 years beginning from 2008. On March 16, 2007, the National People’s Congress of the PRC passed the Corporate Income Tax Law (the “CIT Law”) which became effective January 1, 2008 when the FEIT Law was ended. The CIT Law adopts a uniform tax rate of 25% for all enterprises, including foreign-invested enterprises. Pursuant to the detailed implementation rules of the CIT Law announced on December 26, 2007, JXLDK can continue to enjoy the 50% tax reduction for the years from 2008 to 2010. Accordingly, JXLDK is subject to a reduced CIT rate of 12.5% in the years from 2008 to 2010 and 25% thereafter.

Under FEIT Law, the applicable income tax rate of LDKPV and LDKSP in 2007 was 33%. Effective January 1, 2008, LDKPV and LDKSP are subject to income tax rate of 25% pursuant to the CIT Law.

LDKNC was established in 2008 when the CIT Law had become effective. Accordingly, LDKNC is subject to uniform income tax rate of 25% in 2008.

HK SAR

No provision has been made for Hong Kong Profits Tax in any period, as LDK International did not have assessable profits subject to Hong Kong Profits Tax for each of the three years ended December 31, 2008.

United States

LDK USA is subject to a gradual US federal corporate income tax of 15% to 39% and also subject to the state of California income tax rate of 8.84%. The state income tax paid is deductible for US federal income tax.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The income tax (benefit) expense attributable to earnings from operations, which is substantially derived from PRC sources, consists of:

	Current	Deferred	Total

Year ended December 31, 2008
PRC	46,261	(40,250)	6,011
U.S. federal	29	—	29
U.S. state and local	12	—	12
Other jurisdiction	—	(913)	(913)

	46,302	(41,163)	5,139

Year ended December 31, 2007
PRC	—	(758)	(758)
U.S. federal	—	—	—
U.S. state and local	—	—	—
Other jurisdiction	—	—

	—	(758)	(758)

Year ended December 31, 2006
PRC	—	(113)	(113)
U.S. federal	—	—	—
U.S. state and local	—	—	—
Other jurisdiction	—	—	—

	—	(113)	(113)

Earnings (losses) before income taxes of the Group consist of the following:

	Year	Year	Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2006	2007	2008

PRC operations	34,510	149,227	25,394
Non-PRC operations	(4,441)	(5,926)	49,968

Total	30,069	143,301	75,362

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The actual income tax (benefit) expense differed from the amounts computed by applying the statutory PRC enterprise income tax rate of 25% (2007 and 2006: 33%) to earnings before income taxes as a result of the following:

	Year Ended		Year Ended		Year Ended
	December 31,		December 31,		December 31,
	2006		2007		2008

Earnings before income taxes	30,069	100%	143,301	100%	75,362	100%

Computed income tax expense	9,922	33%	47,289	33%	18,841	25%
Effect of tax rate differential	1,465	5%	824	1%	(11,352)	(15)%
Change in tax rate	—	0%	214	1%	—	0%
Non-deductible expenses
Share-based compensation	669	2%	3,099	2%	4,154	6%
Pre-operating expenses	217	1%	—	0%	—	0%
Others	1	0%	—	0%	56	0%
Change in valuation allowance	—	0%	1,132	1%	(521)	(1)%
Tax holiday	(12,387)	(41)%	(53,316)	(37)%	(5,897)	(8)%
Others	—	0%	—	0%	(142)	(0)%

Actual income tax (benefit) expense	(113)	(0)%	(758)	(1)%	5,139	7%

Without the tax holiday the Group’s income tax expense would have increased by US$12,387, US$53,316 and US$5,897 for the years ended December 31, 2006, 2007 and 2008, respectively, and the basic and diluted earnings per ordinary share for such periods would be decreased as follows:

	Year	Year	Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2006	2007	2008

Decrease in earnings per ordinary share:
— Basic	0.17	0.58	0.06

— Diluted	0.17	0.51	0.05

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are presented below.

	December 31,	December 31,
	2007	2008

Deferred income tax assets :
Pre-operating expenses	387	375
Inventories	546	39,520
Prepayments to suppliers, principally due to allowance for doubtful accounts	—	2,573
Accruals	—	342
Tax loss carryforwards	1,132	2,255

Total gross deferred income tax assets	2,065	45,065
Less: valuation allowance	(1,132)	—

Deferred income tax assets, net of valuation allowance	933	45,065

Deferred income tax liability-Plant and equipment, principally due to capitalized interest	—	(1,468)

Total gross deferred income tax liability	—	(1,468)

Net deferred income tax asset	933	43,597

Classification on consolidated balance sheets:
Deferred income tax assets:
— Current	546	44,690
— Non-current	387	375
Deferred income tax liability:
— Non-current	—	(1,468)

The valuation allowance as of December 31, 2007 was related to the deferred tax assets for tax loss carryforwards attributable to LDK USA and LDK International. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. As of December 31, 2008, no valuation allowance against the deferred income tax asset of US$2,255 recognized primarily for the Group’s net operating loss carryforwards attributable to LDKPV, LDKSP and LDK International. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management considers the scheduled reversal of deferred income tax liability, projected future taxable income and tax planning strategies in making this assessment. In order to fully utilize the deferred income tax asset, LDKPV and LDKSP will need to generate future taxable income of approximately US$3,543 and US$2,634 respectively prior to the expiration of the net operating loss carryforwards in 2013. Also LDK International will need to generate future taxable income of approximately US$5,216 in the future and JXLDK will need to generate future taxable income of US$340,169.

Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible or can be utilized, and taking into account the availability of the tax planning strategies, management believes it is more likely than not that the Group will realize the benefits of these deductible differences as of December 31, 2008. The amount of the deferred income tax assets considered realizable; however, could be reduced in the near term if estimates of future taxable income are reduced.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2008, the Group has net operating loss carryforwards of approximately US$5,216 and US$5,369 for LDK International and certain PRC subsidiaries, respectively, for tax purposes. Tax losses of LDK International can be carried forward indefinitely. Tax losses of the PRC subsidiaries as of December 31, 2008 will expire in 2013.

The CIT Law also imposed a 10% withholding income tax for dividends distributed by the PRC subsidiaries to the Company for distribution of earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. Under the previous FEIT Law, no withholding tax was required. As of December 31, 2008, the Company has not recognized a deferred income tax liability of US$2.5 million for the undistributed earnings of approximately US$25 million of the PRC subsidiaries that arose in 2008 as management considers these earnings to be reinvested indefinitely in the PRC.

As of January 1, 2007 and 2008 and for the twelve months ended December 31, 2007 and 2008, the Group has no unrecognized tax benefits relating to uncertain tax positions. Also, management does not expect that the amount of unrecognized tax benefits will increase significantly within the next 12 months. No interest or penalties have been accrued at the date of initial adoption of FIN 48 and as of December 31, 2007 and 2008.

The Group’s subsidiaries file their income tax returns in the PRC, Hong Kong and United States. According to the PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitations extends to five years under special circumstances, where the underpayment of taxes is more than RMB 100 thousand (US$15). In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. Accordingly, the income tax returns of the Group’s operating subsidiaries in the PRC for the years ended December 31, 2005 through 2008 are open to examination by the PRC state and local tax authorities. The income tax returns of LDK International are open to audit for the years ended December 31, 2006 through 2008 under the statute of limitations established by the Hong Kong Inland Revenue ordinance.

The PRC tax system is subject to substantial uncertainties. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Group’s PRC entities to substantial PRC taxes in the future.

(17)	COMMITMENTS AND CONTINGENCIES

(a)  Capital commitments

Capital commitments outstanding at December 31, 2007 and 2008 not provided for in the financial statements were as follows:

	December 31,	December 31,
	2007	2008

Purchase of property, plant and equipment	566,495	1,072,108

(b)  Purchase commitments

The Group has entered into several purchase agreements with certain suppliers whereby the Group is committed to purchase a minimum amount of raw materials to be used in the manufacture of its products:

	December 31,	December 31,
	2007	2008

Future minimum purchases	170,721	165,155

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

In response to the Situ allegations, the Company’s Audit Committee called for an independent investigation into the matter and engaged outside professionals, including legal counsel, forensic accountants from a big four accounting firm and two technical polysilicon experts to carry out this investigation. Upon completion of this independent investigation, the Company’s Audit Committee was informed that no material errors were found with the Group’s stated silicon inventory quantity as of August 31, 2007, and that the Group was using each of its various types of silicon feedstock in the production of its multicrystalline solar wafers, and that a provision for obsolete, unusable or excess silicon feedstock was not required. Subsequently, the United States Securities and Exchange Commission (“SEC”) also initiated an investigation into the Situ allegations. Upon completion of the Audit Committee’s independent investigation, the results were presented to the SEC. On March 24, 2008 the SEC staff informed the Company that it did not intend to recommend any enforcement action by the Commission.

The various class action complaints were consolidated into a Consolidated Class Action Complaint filed on March 10, 2008 in U.S. Federal Court in Northern California. The Company believes the allegations in the securities and derivative lawsuits are without merit and filed several motions to dismiss the complaints beginning from April 2008. All of these motions to dismiss were denied by September 2008. The Company has begun the discovery phrase of the complaints and continues to vigorously defend these legal complaints. A trial date of November 9, 2009 has been set for these complaints.

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

(18)	REDEEMABLE CONVERTIBLE PREFERRED SHARES

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

In the event of a redemption under the respective redemption right of Series A, Series B and Series C preferred shares agreement, the Company shall redeem all of the outstanding preferred shares at a redemption price equal to 150% of the respective issue price of the preferred shares, plus any declared, accrued but unpaid dividends and interests thereon, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers. The accretion to the redemption value in total for Series A, Series B and Series C preferred shares amounted to US$2,729 and US$4,937 for the years ended December 31, 2006 and 2007 respectively, which is reflected as a reduction to net income to arrive at net income available to ordinary shareholders in the accompanying consolidated statement of income. Total direct external incremental costs of issuing the securities of US$103, US$78 and US$40 were charged against the proceeds of the Series A, Series B and Series C Shares, respectively.

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

(19)	ORDINARY SHARES

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

In August 2007, 1,457,000 of vested stock options granted to executives and employees were exercised, resulting in the issuance of 1,457,000 ordinary shares;

In September 2008, the Company issued 4,800,000 ADSs, representing 4,800,000 ordinary shares, at a price of US$41.75 per ADS, raising approximately US$190,892, net of related expenses of US$9,508; and

During 2008, 2,265,696 of vested share options granted to executives, employees and investors were exercised, resulting in the issuance of 2,265,696 ordinary shares.

In June 2008, the Company issued 750,000 ordinary shares to a third party service company in preparation for any future exercise of share options. These ordinary shares held by the service company was reduced to 390,653 ordinary shares as at December 31, 2008 as a result of 359,347 share options exercised by employees during the year, As these ordinary shares are held by this service company on behalf of the Company and do not contain any voting and dividend rights, they are considered as issued but not outstanding shares and have been excluded in the number of outstanding ordinary shares and the EPS figures as disclosed in the consolidated financial statements as of and for the year ended December 31, 2008.

(20)	STATUTORY RESERVE

Under the Law of the PRC on Enterprises with Wholly Owned Foreign Investment, the Company’s subsidiaries in the PRC are required to allocate at least 10% of their after tax profits, after making good of accumulated losses as reported in their PRC statutory financial statements, to the general reserve fund and have the right to discontinue allocations to the general reserve fund if the balance of such reserve has reached 50% of their registered capital. A transfer of US$3,623, US$15,074 and US$10,979 from retained earnings to statutory reserve was recorded for the years ended December 31, 2006, 2007 and 2008 respectively.

(21)	SHARE BASED COMPENSATION

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

On January 5, 2008, the Board of Directors of the Company approved the granting of 60,000 share options to a Company employee at an exercise price of US$43.81 with a contractual term of five years and vesting period of no less than three years, with no more than one-third of the options to be vested each year.

On February 25, 2008, the Board of Directors of the Company approved the granting of 10,000 share options to the Company’s independent director at an exercise price of US$31.05 with a contractual term of five years and vesting period of no less than three years, with no more than one-third of the options to be vested each year.

On April 22, 2008, the Board of Directors of the Company approved the granting of 33,000 share options to the Company’s employees at an exercise price of US$33.57 with a contractual term of five years and vesting period of no less than three years, with no more than one-third of the options to be vested each year.

On July 29, 2008, the Board of Directors of the Company approved the granting of 10,000 share options to a Company employee at an exercise price of US$32.70 with a contractual term of five years and vesting period of no less than three years, with no more than one-third of the options to be vested each year.

On October 31, 2008, the Board of Directors of the Company approved the cancellation of 60,000 share options granted on January 5, 2008 and the concurrent granting of 60,000 share options to a Company employee at an exercise price of US$18.06 with a contractual term of five years and vesting period of no less than three years, with no more than one-third of the options to be vested each year.

On November 13, 2008, the Board of Directors of the Company approved the granting of 291,300 share options to the Company’s employees at an exercise price of US$13.12 with a contractual term of ten years and vesting period of no less than five years, with no more than one-fifth of the options to be vested each year.

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

Share options to investors

In conjunction with the Series A-1 redeemable convertible preferred shares agreement (note 18), the Company issued 200,000 share options to the holders of the Series A-1 redeemable convertible preferred shares on August 1, 2006 at an exercise price of US$4.45 with a contractual term of five years and vesting period of one year after the grant date.

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

	2006	2007	2008

Expected volatility	64%	46.36%~51.82%	49.81%~60.06%
Expected dividends	0%	0%	0%
Expected term	3.5~4.5 years	0.9~3.2 years	3.07~9.37 years
Risk-free interest rate	4.9%	3.28%~4.81%	2.88%~3.85%
Estimated fair value of underlying ordinary shares	US$4.37	US$7.98~US$44.75	US$14.32~US$43.30

Prior to the IPO, the estimated fair value of the underlying ordinary shares granted was determined based on a valuation analysis performed by Sallmanns based on various generally accepted valuation methodologies. Management determined that the income approach was appropriate to determine the fair value of the Company’s business.

The weighted-average grant-date fair value of options granted during the year ended December 31, 2006, 2007 and 2008 was US$1.98, US$9.05 and US$11.20 per share, respectively. The Company recorded non-cash share-based compensation expense of US$1,612, US$9,549 and US$16,614 for the years ended December 31, 2006, 2007 and 2008 respectively, in respect of share options granted to employees, of which US$3,667 (2007: US$1,772; 2006: US$174) was allocated to costs of revenues, US$12,609 (2007: US$5,828; 2006: US$1,281) was allocated to general and administrative expenses, US$27 (2007: US$19; 2006: US$ nil) was allocated to selling expenses, US$ nil (2007: US$159; 2006: US$ nil) was allocated to construction in progress, and US$311 (2007: US$1,771; 2006: US$157) was allocated to research and development costs. No non-cash share-based compensation expense was incurred for the year ended December 31, 2008 in respect of share options granted to non-employees in 2008 (2007: US$ nil; 2006: US$416).

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of options for the years ended December 31, 2006, 2007 and 2008 is presented below:

					Weighted
				Number	Average
				of Total	Exercise		Remaining	Aggregate
		Non-		Shares Involved	Price		Contractual	Intrinsic
	Employees	Employees	Investors	in the Option	per Share		Term	Value

For the year ended December 31, 2006
Granted	6,230,000	210,000	200,000	6,640,000	US$	4.45
Exercised	—	—	—	—		—
Forfeited or cancelled	(380,000)	—	—	(380,000)		—
Outstanding as of December 31, 2006	5,850,000	210,000	200,000	6,260,000	US$	4.45	4.6 years	—

Vested or expected to vest as of December 31, 2006	—	—	—	—		—	—	—

Exercisable as of December 31, 2006	—	—	—	—		—	—	—

For the year ended December 31, 2007
Outstanding as of December 31, 2006	5,850,000	210,000	200,000	6,260,000	US$	4.45

Granted during 2007	4,190,750	—	—	4,190,750	US$	17.71
Exercised	(1,457,000)	—	—	(1,457,000)	US$	4.45
Forfeited or cancelled	(403,400)	(80,000)	—	(483,400)		—
Outstanding as of December 31, 2007	8,180,350	130,000	200,000	8,510,350	US$	10.50	3.9 years	310,699

Vested or expected to vest as of December 31, 2007	1,980,766	43,333	200,000	2,224,099	US$	4.49	3.51 years	81,322

Exercisable as of December 31, 2007	523,766	43,333	200,000	767,099	US$	4.57	3.53 years	32,557

For the year ended December 31, 2008
Outstanding as of December 31, 2007	8,180,350	130,000	200,000	8,510,350	US$	10.50

Granted during 2008	464,300	—	—	464,300	US$	19.99
Exercised	(2,065,696)	—	(200,000)	(2,265,696)	US$	5.62
Forfeited or cancelled	(310,455)	—	—	(310,455)		—
Outstanding as of December 31, 2008	6,268,499	130,000	—	6,398,499	US$	11.93	3.31 years	31,284

Vested or expected to vest as of December 31, 2008	5,158,931	86,667	200,000	5,445,598	US$	8.78	2.72 years	71,121

Exercisable as of December 31, 2008	1,636,235	86,667	—	1,772,902	US$	12.93	3.04 years	8,919

The total intrinsic value of options exercised during the years ended December 31, 2006, 2007 and 2008 was US$ nil, US$48,765 and US$62,202, respectively.

As of December 31, 2008, there was US$21,621 (2007: US$36,283) of total unrecognized compensation cost related to non-vested share options. This cost is expected to be recognized over a weighted average period of approximately 1.8 years (2007: 1.9 years). The Company is expected to issue new shares to satisfy share option exercises. Cash received from the exercise of options under the share option plans during 2008 was US$12,740 (2007: US$6,484).

During 2008, the Company reduced the exercise price and extended the vesting period of 60,000 unvested share options held by an employee. The total incremental value as a result of the modification amounted to US$304, which is recognized ratably over 3 years from the date of modification. The Company has elected to bifurcate the amounts and recognize the incremental value over the period from the modification date until the date when the

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

modified share option vest, in addition to the amount based on the grant date fair value of the original awards, which is recognized over the remainder of the original vesting period. The modified share options were included in the number of share options granted and number of share options forfeited or cancelled for the year ended December 31, 2008.

(22)	EARNINGS PER SHARE

The computation of basic and diluted earnings per share is as follows:

	Year	Year	Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2006	2007	2008

Numerator used in basic earnings per share
Income from continuing operations attributable to holders of ordinary shares	25,885	139,122	70,223
Plus accretion of Series A, Series B and Series C Shares to redemption value	—	4,937	—
Numerator used in diluted earnings per share	25,885	144,059	70,223

Shares (denominator):
Weighted average number of ordinary shares outstanding used in computing basic earnings per share	75,000,000	92,673,914	104,994,312

Plus weighted average Series A, Series B and Series C Shares outstanding	—	6,616,165	—
Plus incremental weighted average number of ordinary shares from assumed conversion of stock options using the treasury stock method	—	5,569,360	4,246,126

Weighted average number of ordinary shares outstanding used in computing diluted earnings per share	75,000,000	104,859,439	109,240,438

Earnings per share — basic	0.35	1.50	0.67

Earnings per share — diluted	0.35	1.37	0.64

Basic earnings per share is computed by dividing net income by the weighted average number of ordinary shares outstanding, excluding ordinary shares to be purchased under a prepaid forward repurchase contract.

During the year ended December 31, 2008, the Group’s dilutive potential ordinary shares outstanding consist of convertible senior notes and share options. The computation of diluted earnings per share for the year ended December 31, 2008 did not assume conversion of the convertible senior notes because, when applying the as-if converted method, the effect of the 7,260,478 ordinary shares issuable upon conversion of the convertible senior notes under the conversion terms of the convertible senior notes agreements was anti-dilutive. In computing diluted earnings per share for the year ended December 31, 2008, there was dilutive effect of outstanding share options of 4,246,126 by applying the treasury stock method because the ordinary shares assumed to be issued upon the exercise of the share options was more than the number of shares assumed to be purchased at the average estimated fair value during the period. The proceeds used for the assumed purchase include the sum of the exercise price of the share options and the average unrecognized compensation cost.

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

(23)	SIGNIFICANT CONCENTRATIONS AND RISKS

Significant concentrations

The carrying amounts of cash and cash equivalents, pledged bank deposits, trade accounts receivable, prepayments and other current assets represent the Group’s maximum exposure to credit risk in relation to financial assets. As of December 31, 2008, substantially all of the Group’s cash and cash equivalents and pledged bank deposits were held in major financial institutions located in the mainland China and the Hong Kong Special Administrative Region, which management believes have high credit ratings. As of December 31, 2008 cash and cash equivalents and pledged bank deposits held in mainland China and Hong Kong financial institutions amounted to US$388,179 in total and were denominated in the following currencies:

	US$	EURO	RMB
	(000’s)	(000’s)	(000’s)

In mainland China	25,165	4,189	2,396,362
In Hong Kong	6,472	—	—

Total in original currency	31,637	4,189	2,396,362

US$ equivalent	31,637	5,920	350,622

The following represents the amount of sales to customers that directly or indirectly contributed, on an individual basis, 10% or more of revenue for the years ended December 31, 2006, 2007 and 2008:

	December 31,	December 31,	December 31,
	2006	2007	2008

Q-Cells AG	24	52,277	335,409
Jiangsu Linyang Solarfun Co., Ltd.	14,654	64,644	130,447
Suntech Power Holdings Co., Ltd.	41,899	35,335	55,795

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

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In order to secure stable supply of polysilicon, the Group makes prepayments to certain suppliers. Such amounts are recorded as prepayments to suppliers on the consolidated balance sheets and amounted to US$ 117,178 as of December 31, 2008 (2007: US$ 157,187). The Group makes the prepayments without receiving collateral for such payments. As a result, the Group’s claims for such prepayments would rank only as an unsecured claim, which exposes the Group to the credit risks of the suppliers. As of December 31, 2007 and 2008, outstanding prepayments made to individual suppliers in excess of 10% of total prepayments to suppliers, net are as follows:

	December 31,	December 31,
	2007	2008

Wacker Chenie AG	19,532	17,087
GE Energy (USA) LLC	22	14,916
Silex Photonics	—	12,082
Komex Electronic Materials Inc.	19,275	—
Targray Technology International Inc.	17,474	4,615

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

As widely reported, financial markets in the United States, Europe and Asia have been experiencing extreme disruption in recent months, including, among other things, extreme volatility in security prices, severely diminished liquidity and credit availability, rating downgrades of certain investments and declining valuations of others. There can be no assurance that there will not be further deterioration in credit and financial markets and confidence in economic conditions. These economic developments affect businesses such as the Group in a number

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

of ways. The current tightening of credit in financial markets may delay or prevent the Group’s customers from securing funding adequate to honor their existing contracts with the Group or to enter into new contracts to purchase the Group’s products and could result in a decrease of orders for the Group’s products. A delay in deliveries or cancellation of orders would cause the Group to have inventories in excess of its short-term needs, and may delay its ability to recognize, or prevent it from recognizing, revenue on contracts in our order backlog. In addition, if any of the Group’s customers have liquidity problems, they may be unable to collect amounts due from the customers. These conditions may similarly affect the Group’s suppliers. The inability of Group’s suppliers to obtain credit to finance development and/or manufacture their products could result in delivery delays or prevent the Group from delivering its products to customers. The Group also has an exposure due to recover the prepayments made to its suppliers who may become financially distressed.

In addition, the volatility in the credit markets has severely diminished liquidity and capital availability. While the ultimate outcome of the disruptions in the credit markets cannot be predicted, they may result in events that could prevent the Group from borrowing money from its existing lenders under the credit facilities.

Management is unable to predict the likely duration and severity of the current disruption in financial markets and adverse economic conditions worldwide, and any resulting effects or changes, including those described above, may have a material and adverse effect on the Group’s business, results of operations and financial condition.

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

(24)	RELATED PARTY TRANSACTIONS

The Group has entered into a number of transactions with related parties. The amounts of transactions with the related parties for the years ended December 31, 2006, 2007 and 2008 and the outstanding balances with the related parties as at December 31, 2007 and 2008 are as follows:

(i) JXLDK signed an agreement on September 22, 2005 to borrow up to US$ 24,221 from Mr. Peng which carried an average interest rate of 5.829% in September 2005. During the period from October 27, 2005 to December 31, 2005, JXLDK borrowed from Mr. Peng a total of US$ 16,109 and at the same time lent US$ 5,478 to Saiweng Technology (Suzhou) Co., Ltd. (“Saiweng”), a company controlled by Mr. Peng. JXLDK borrowed an additional US$ 8,112 and repaid US$ 5,354 to Mr. Peng in the first six months of 2006. In March 2006, JXLDK signed an agreement with Mr. Peng to offset US$ 5,478 lent to Saiweng against amounts borrowed from Mr. Peng. In December 2006, JXLDK repaid the remaining US$ 13,389 to Mr. Peng. Interest expenses incurred amounted to US$ 100 and US$ 781 for the period from July 5, 2005 to December 31, 2005 and the year ended December 31, 2006.

(ii) JXLDK borrowed US$ 8,075 via an interest free loan from a company controlled by Mr. Peng, SZ Liouxin, in July 2006, which was repaid in December 2006.

(iii) JXLDK borrowed US$ 2,561 via an interest free loan from JXLXI in August 2006. The loan was fully repaid in September 2006.

(iv) In connection with the commencement of JXLDK’s operation, JXLDK entered into agreements (“Agreements”) with JXLXI to acquire rights to use certain parcels of land from JXLXI and certain buildings

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

constructed by JXLXI. Pursuant to the Agreements, the consideration for acquiring the land use rights were determined based on its market value of US$ 3,273 assessed by an independent valuer, Shanghai Orient Real Estate Appraiser Co., Ltd. The consideration for acquiring the completed buildings and assets under construction amounted to US$ 7,109 and US$ 637 respectively. JXLDK prepaid US$ 4,664 in 2005 and paid US$ 6,355 in 2006 to JXLXI for such purchase. By December 31, 2006, the legal title of the land use right and the completed buildings had been transferred to JXLDK.

(v) JXLDK leased an office in Harbour Ring Plaza from SZ Liouxin free of charge. SZ Liouxin signed the lease contract with a monthly rental charge of US$ 5. The initial lease period of the contract was from December 2005 to December 2007. This lease contract was terminated in December 2007.

(vi) Through Bank of China, Xinyu Branch, JXLDK borrowed US$ 14,971 from JXLXI on December 22, 2006. The loan carried an interest rate of 5.022% and was repaid in June 2007.

(vii) Through Bank of China, Xinyu Branch, JXLDK borrowed US$ 5,139 from JXLXI on December 19, 2007. The loan carried an interest rate of 5.832% and was repaid in February 2008.

(viii) During the year ended December 31, 2008, the Group recorded a US$ 20,279 (2007: US$ 21,742) withholding tax liability and related receivable from certain employees and executives arising from their exercise of stock options. The Group will withhold and remit the tax when the shares are sold in the future.

(ix) During the year ended December 31, 2008, JXLDK purchased low value consumables totalling US$ 1,141 from Jiangxi Liouxin Industry Co., Ltd., which is a company controlled by Mr. Peng. The outstanding amount payable as of December 31, 2008 was US$ 314.

(x) During the year ended December 31, 2008, JXLDK purchased crucibles totalling US$ 3,011 from Jiangxi Sinoma New Material Co., Ltd (“Sinoma”), which is an associate of JXLDK. The outstanding amount payable as of December 31, 2008 was US$ 2,164. In December 2008, JXLDK also borrowed US$ 2,195 via an unsecured loan which carries interest at a rate of 5.04% per annum from Sinoma. This loan is repaid in April 2009.

(xi) The Company’s shareholders, Mr. Peng and Ms. Zhou, and companies controlled by Mr. Peng have provided guarantees or collateral to JXLDK’s bankers to secure JXLDK’s bank loans (refer to note 10).

(25)	GEOGRAPHIC AND SEGMENT INFORMATION

The following table summarizes the Group’s net revenues, based on the geographic location of the customers:

	Year	Year	Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2006	2007	2008

Mainland China	79,647	154,224	463,101
Germany	96	56,210	418,671
Taiwan	8,598	152,486	361,622
Europe excluding Germany	3,290	49,289	196,000
Asia Pacific excluding mainland China and Taiwan	8,518	63,809	132,866
North America	5,305	47,928	71,235

Total net revenue	105,454	523,946	1,643,495

The Group’s only operating segment is its wafer production operations in the PRC. Segment profit and loss is determined based on earnings before income taxes under general accepted accounting principles in the PRC (“PRC GAAP”). Segment assets consist of total assets based on PRC GAAP.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Segment information is set out below:

	Year	Year	Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2006	2007	2008

Segment and consolidated revenue	105,454	523,946	1,643,495

Segment income	36,229	149,227	31,496
Reconciling items (note (a))	(6,160)	(5,926)	43,866

Consolidated earnings before income taxes	30,069	143,301	75,362

Segment assets (note (b))		1,306,581	3,452,925

(a)  Reconciliation of segment income to consolidated earnings before income tax

	Year	Year	Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2006	2007	2008

Total segment income	36,229	149,227	31,496
PRC GAAP to US GAAP differences:
Pre-operating expenses	309	—	—
Share-based compensation	(2,028)	—	—
Discount amortization on the exchangeable notes	(4,440)	—	—
Interest on exchangeable notes	(13)	—	—
Decrease in fair value of warrants	9	2	—
Change of fair value of foreign currency forward contracts	—	(3,357)	(2,510)
Change of fair value of interest rate swap contract	—	525	—
Change in fair value of prepaid forward contracts	—	—	60,028
Interest expenses for convertible senior notes and amortization of convertible senior notes issuance costs	—	—	(10,204)
Others	3	(3,096)	(3,448)

Consolidated earnings before income taxes	30,069	143,301	75,362

(b)  Reconciliation of total segment assets to consolidated total assets

	December 31,	December 31,
	2007	2008

Total segment assets	1,306,581	3,365,525
Cash and other current assets of the Company	24,881	34,301
Cash and other receivables of LDK International	3,315	7,385
Cash and other assets of LDK US	597	267
Interest capitalized at consolidation level	—	5,747
Elimination of inter-companies balances within the Group	(25,388)	(39,497)

Consolidated total assets	1,309,986	3,373,728

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(26)	LDK SOLAR CO., LTD. (PARENT COMPANY)

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

For the year ended December 31, 2008, US$ 10,979 (2007: US$ 15,074) were appropriated from retained earnings and set aside for the statutory reserve by the Company’s subsidiaries in the PRC.

As a result of these PRC laws and regulations, the Company’s subsidiaries in the PRC are restricted in its ability to transfer a portion of its net assets to either in the form of dividends, loans or advances, which consisted of paid-up capital and statutory reserve amounted to US$ 861,616 as of December 31, 2008 (2007: US$ 467,827).

The following presents condensed unconsolidated financial information of the Parent Company only.

Condensed Balance Sheets

	December 31,	December 31,
	2007	2008

Cash and cash equivalents	527	167
Due from subsidiaries	24,143	25,370
Other current assets	211	—
Investment in subsidiaries	621,267	1,133,890
Debt issuance costs	—	8,764

Total assets	646,148	1,168,191

Accrued expenses and other payables	2,894	4,271
Due to subsidiaries	442	7,022
Deferred revenue	2,222	1,990
Convertible senior notes	—	400,000
Total shareholders’ equity	640,590	754,908

Total liabilities and shareholders’ equity	646,148	1,168,191

Except for the litigation disclosed in note 17(c), the Company had no contingencies, long-term obligations and guarantees as of December 31, 2007 and 2008.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Statements of Income

	From May 1,	Year	Year
	2006 to	Ended	Ended
	December 31,	December 31,	December 31,
	2006	2007	2008

General and administrative expenses	—	(3,293)	(3,757)
Interest income	4	2,139	50
Interest expense, amortization of discount on exchangeable notes and amortization of convertible senior notes issuance costs	(4,454)	—	(10,204)
Change in fair value of prepaid forward contracts	—	—	60,028
Others	—	—	(32)
Decrease in fair value of warrant	9	2	—

(Loss)/earnings before income tax and equity in earnings from subsidiaries	(4,441)	(1,152)	46,085
Equity in earnings from subsidiaries	34,623	145,211	24,138

Net income	30,182	144,059	70,223
Accretion of Series A redeemable convertible preferred shares to redemption value	(814)	(860)	—
Accretion of Series B redeemable convertible preferred shares to redemption value	(1,799)	(2,726)	—
Accretion of Series C redeemable convertible preferred shares to redemption value	(116)	(1,351)	—
Deemed dividend to Series A redeemable convertible preferred shareholders	(1,568)	—	—

Net income available to ordinary shareholders	25,885	139,122	70,223

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Statements of Cash Flows

	From May 1,	Year	Year
	2006 to	Ended	Ended
	December 31,	December 31,	December 31,
	2006	2007	2008

Cash flows from operating activities
Net income	30,182	144,059	70,223
Adjustments to reconcile net income to net cash used in operating activities:
Interest on the exchangeable notes	13	—	—
Amortization of discount on exchangeable notes	4,440	—	—
Amortization of convertible senior notes issuance costs	—	—	2,493
Decrease in fair value of warrants	(9)	(2)	—
Equity in earnings from subsidiaries	(34,623)	(145,211)	24,138
Change in fair value of prepaid forward contracts	—	—	(60,028)
Changes in operating assets/liabilities:
Due from subsidiaries	(2,149)	(21,994)	(1,227)
Due to subsidiaries	—	442	6,580
Other assets/liabilities	—	4,996	1,356

Net cash used in operating activities	(2,146)	(17,710)	43,535
Cash flows from investing activities
Investment in subsidiaries	(82,600)	(347,256)	(436,833)

Net cash used in investing activities	(82,600)	(347,256)	(436,833)
Cash flows from financing activities
Proceeds from issuance of ordinary shares	10	369,489	205,104
Payment of expenses relating to share offer	(405)	(4,174)	(1,472)
Proceeds from issuance of exchangeable notes, net of issue cost US$52	7,948	—	—
Proceeds from Series A-2 redeemable convertible preferred shares, net of issue cost US$51	6,949	—	—
Proceeds from Series B redeemable convertible preferred shares, net of issue cost US$78	47,922	—	—
Proceeds from Series C redeemable convertible preferred shares	22,500	—	—
Payment for Company’s ordinary shares under prepaid forward contract	—	—	(199,437)
Proceeds from issuance of convertible senior notes, net of issuance cost	—	—	388,743

Net cash provided by financing activities	84,924	365,315	392,938

Net increase (decrease) in cash and cash equivalents	178	349	(360)
Cash and cash equivalents at beginning of year	—	178	527

Cash and cash equivalents at end of year	178	527	167

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(27)	FAIR VALUE MEASUREMENTS

(a)  Fair Value Hierarchy

The Group adopted Statement 157 on January 1, 2008 for financial assets and financial liabilities, and for the fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Statement 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used in measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that management has the ability to access at the measurement date. An active market for the asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.

•	Level 2 inputs are inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals.

•	Level 3 inputs are unobservable inputs for the asset or liability, which are typically based on an entity’s own assumptions, as there is little, if any, related market activity.

The level in the fair value hierarchy within which a fair measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

(b)  Fair Value of Financial Instruments

Management used the following methods and assumptions to estimate the fair value of financial instruments at the relevant balance sheet date:

•	Short-term financial instruments (cash equivalents, pledged bank deposits, trade accounts receivable and payable, bills receivable and payable, short-term bank borrowings, and accrued liabilities) — cost approximates fair value because of the short maturity period.

•	Long-term bank borrowings — fair value is based on the amount of future cash flows associated with each debt instrument discounted at the Group’s current borrowing rate for similar debt instruments of comparable terms. The carrying values of the long term loans approximate their fair values as all the long-term debt carries variable interest rates which approximate rates currently offered by the Company’s bankers for similar debt instruments of comparable maturities.

•	Foreign exchange forward contract — fair value is determined by discounting estimated future cash flow, which is based on the changes in the forward rate.

•	Interest rate swap contract — fair value is based on the quotation from the financial institution.

•	Convertible senior notes — the estimated fair value of convertible senior notes was US$ 324,178 as of December 31, 2008 and was determined by discounting the future cash flows at rate that reflects, among other things, market interest rates and the Company’s credit standing.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The table below presents the assets and liabilities measured at fair value on a recurring basis as of December 31, 2008, segregated by the level in the fair value hierarchy within which those measurements fall.

	Carrying
	Amount at	Fair Value at
	December 31,	December 31,	Fair Value Measurements Using
	2008	2008	Level 1	Level 2	Level 3

Asset:
Interest rate swap contract	100	100	—	100	—

Liability:
Foreign exchange forward contract	(102)	(102)	—	(102)	—

In addition to the above, as disclosed in note 15, the prepaid forward contracts entered by the Company on April 9, 2008 were measured at fair value on a recurring basis until June 17, 2008 when the conditions for physical settlement in shares were met. The change in fair value of the Prepaid Forward Contracts from the issuance date to June 17, 2008 was reported in the consolidated statements of income for the year ended December 31, 2008. The fair value of the Prepaid Forward Contracts as of June 17, 2008 was determined by management based on valuation analysis performed by a third party independent appraiser using inputs from level 2 hierarchy.

As of December 31, 2008, the Group did not have any assets and liabilities that are measured at fair value on a nonrecurring basis in periods subsequent to initial recognition.

(28)	DERIVATIVE FINANCIAL INSTRUMENTS

The Group is exposed to certain risks relating to its ongoing business operation in the PRC. The primary risks managed by using derivative instruments are foreign currencies risks and interest rate risks.

The Company’s principal operating subsidiaries are located in the PRC with the Renminbi being their functional currency. The majority of sales, costs and capital expenditures are denominated in Renminbi, however the Company’s PRC operating subsidiaries also make sales, purchases and capital expenditures and obtain bank borrowings in currencies other than Renminbi, which primarily are in U.S. dollars. Historically, the required payments in U.S. dollars resulting from purchases, capital expenditure and bank borrowings have exceeded receipts in U.S. dollars resulting from sales. Any appreciation of the U.S. dollar against the Renminbi will generally result in foreign exchange losses and adversely affect the Group’s net income. With an aim to reduce its risk exposure, the Company will, on a selected basis, enter into forward contracts with the same financial institutions to forward purchase U.S. dollars when it obtains certain bank borrowings denominated in U.S. dollars through its PRC operating subsidiaries. During the year ended December 31, 2008, the Group entered into a foreign exchange forward contract with a notional amount of US$ 33,000, against its U.S. denominated short term and long term bank borrowings, with settlement dates falling on the maturity dates of the related bank borrowings. As of December 31, 2008, the Group had U.S. denominated short term and long term bank borrowings of US$ 276,780 in total, against which the Group had entered into corresponding foreign exchange forward contracts of US$ 15,000 in total.

The Group’s exposure to the risk of changes in market interest rates primarily relates to its bank borrowings. To finance its business operation and expansion, the Company’s PRC operating subsidiaries will obtain short-term and long-term bank borrowings. As of December 31, 2008, the Group had outstanding bank borrowings of US$ 820,452 in total, of which US$ 231,362 in total carries variable interest rates with effective interest rates ranging from 3.391% to 8.921% per annum as of December 31, 2008. Interest expenses on these banking borrowings may increase as a result of change in market interest rates. With an aim to reduce its interest rate exposure, the Group will, from time to time, enter into interest rate swap contracts with financial institutions in the PRC. During the year ended December 31, 2008, the Group entered into an interest rate swap contract with a notional amount of US$ 60,000 in respect of a long-term bank loan with the same amount obtained during this period, and sold an interest rate swap contract entered prior to January 1, 2008 to an independent third party at its carrying value on the

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

date of transfer. As of December 31, 2008, the Group had outstanding interest rate swap contracts with notional amounts of US$ 60,000.

The derivative instruments relating to the foreign exchange forward contracts and interest rate swap contracts entered by the Group do not meet the conditions specified under SFAS No. 133 to qualify for hedge accounting. These derivative financial instruments are initially recognized in the balance sheet at fair value and subsequently re-measured to their fair value with changes in fair value included in determination of net income.

The location and fair value amounts of derivative instruments reported in the consolidated balance sheets as of December 31, 2007 and 2008 are as follows:

	Asset Derivatives				Liability Derivatives
	December 31,		December 31,		December 31,		December 31,
	2007		2008		2007		2008
	Balance		Balance		Balance		Balance
	Sheet	Fair	Sheet	Fair	Sheet	Fair	Sheet	Fair
	Location	Value	Location	Value	Location	Value	Location	Value

Derivatives not designated as hedging instruments under SFAS No. 133
— Interest rate swap contracts	Other financial assets	525	Other current assets	100	—	—	—	—
— Foreign exchange forward contracts	—	—	—	—	Other financial liabilities	(3,357)	Other financial liabilities	(102)

Total derivatives		525		100		(3,357)		(102)

The effect of derivative instruments on the consolidated statements of income for the years ended December 31 2007 and 2008 are as follows:

		Amount of Gain or (Loss)
		Recognized in Income on
		Derivatives
	Location of Gain or (Loss) Recognized in	Year Ended December 31
Derivatives Not Designated as Hedging Instruments Under SFAS No. 133	Income on Derivatives	2007	2008

Interest rate swap contracts	Interest expenses	507	(407)
Foreign exchange forward contracts	Foreign currency exchange (loss)/gain, net	(3,357)	(2,612)

Total		(2,850)	(3,019)

The Group’s derivatives instruments outstanding as of December 31, 2008 do not contain any credit-risk-related contingent features.

(29)	SUBSEQUENT EVENT

LQ Energy Gmbh

On January 12, 2009, LDK International established a subsidiary in Luxemburg, named LDK Solar Europe Holding S.A. (“LDK Europe”). On March 25, 2009, LDK Europe entered into a joint venture agreement with Q-Cells SE to form a jointly owned company named LQ Energy Gmbh, which will invest on solar projects. Pursuant to the joint venture agreement, LDK Europe will contribute its capital investment of Euro 51 million in cash, which represented 51% of the share capital of LQ Energy Gmbh. As of May 21, 2009, LDK Europe has contributed

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Euro 6 million in cash as part of its capital investment. LQ Energy Gmbh is to be managed by 5 directors, 3 of which are nominated by LDK Europe. Management expects the Group will account for its investment in LQ Energy Gmbh using the equity method because management believes the minority shareholder has significant participating rights in determining certain financial and operating decisions of LQ Energy Gmbh that are made in the ordinary course of business.