Form 20-F
period 2009-12-31
LDK Solar Co., Ltd.
filed 2010-06-30
CIK 1385424

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934:
For the fiscal year ended December 31, 2009
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934:
For the transition period from to
OR
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
Jack Lai
Chief Financial Officer
+1 (408) 245-0858 (Telephone)
+1 (408) 245-8802 (Facsimile)
1290 Oakmead Parkway, Suite 306
Sunnyvale, California 94085
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

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

Ordinary shares, par value $0.10 per share	129,771,643

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐     No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☑     No ☐

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) or the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant as required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐     No ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Securities Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other ☐

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

We calculate our wafer production capacity as of December 31, 2009 based on the ingot production capacity and wafer slicing, or wafering, capacity of our equipment in operation as of December 31, 2009 on an annualized basis. We calculate our estimated aggregate installed annualized polysilicon production capacity by the end of 2010 based on the capacity of our polysilicon reactors planned to be in operation by then on an annualized basis.

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

EXCHANGE RATE INFORMATION

We conduct substantially all of our business operations in China with a significant portion of our expenses denominated in Renminbi, while a significant portion of our sales and costs is denominated in U.S. dollars. We will make periodic reports to our shareholders in U.S. dollars by using the then-current exchange rates. We make no representation that any amounts in Renminbi or U.S. dollars could be or could have been converted into each other at any particular rate or at all. The PRC government imposes controls over its foreign exchange in part through regulation of the conversion between Renminbi and foreign currencies as we have disclosed in “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company and Our Industry — Fluctuations in exchange rates could adversely affect our business” and “— Risks Relating to Business Operations in China — Changes in

foreign exchange and foreign investment regulations in China may affect our ability to invest in China and the ability of our PRC subsidiaries to pay dividends and service debts in foreign currencies” in this report.

The following table sets forth, for the periods indicated, noon buying rates for U.S. dollars in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York, which are published weekly by the Federal Reserve Board:

	Noon Buying Rate
Period	Period End	Average	High	Low
	(Renminbi per $1.00)

2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
December	6.8259	6.8275	6.8299	6.8244
2010
January	6.8268	6.8269	6.8295	6.8258
February	6.8258	6.8285	6.8330	6.8258
March	6.8258	6.8262	6.8270	6.8254
April	6.8247	6.8256	6.8275	6.8229
May	6.8305	6.8275	6.8310	6.8245

Annual averages in the above table are calculated by averaging the noon buying rates on the last business day of each month during the year. Monthly averages are calculated by averaging the noon buying rates for all days during the month or the elapsed portion thereof.

On June 25, 2010, the noon buying rate for U.S. dollars in effect in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 = Rmb 6.7911.

FORWARD-LOOKING STATEMENTS

This annual report includes “forward-looking statements” within the meaning of, and intended to qualify for the safe harbor from liability established by, the United States Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Some of the risks are listed under “Item 3. Key Information — D. Risk Factors” and elsewhere in this report. In some cases, you can identify these forward-looking statements by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” “would,” or similar expressions, including their negatives. These forward-looking statements include, without limitation, statements relating to:

•	our goals and strategies;

•	our future business development, results of operations and financial condition;

•	our plans to expand our solar wafer production capacity;

•	our plans to construct polysilicon production facilities and to manufacture polysilicon;

•	expected growth of and changes in the solar wafer industry, PV power industry and renewable energy industry;

•	our ability to maintain and strengthen our position as a leading solar wafer producer globally;

•	our ability to maintain strong relationships with any particular supplier or customer;

•	effect of competition on demand for and price of our products;

•	determination of the fair value of our ordinary shares and preferred shares, if any;

•	any government subsidies and economic incentives to the PV industry; and

•	PRC governmental policies regarding foreign investments.

This report also contains data related to the PV market in several countries, including China. Such market data, including data from Solarbuzz, includes projections that are based on a number of assumptions. The PV market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may materially adversely affect our business and the market price of our American depositary shares, or ADSs. In addition, the rapidly changing nature of the PV market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

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

A.  Selected Financial and Operating Data

The following selected consolidated statement of operations data (other than ADS data) and selected consolidated statement of cash flows data for the years ended December 31, 2007, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2008 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this report. The selected consolidated statement of operations data (other than ADS data) and selected consolidated statements of cash flows data for the period from July 5, 2005, the date of inception, to December 31, 2005 and for the year ended December 31, 2006 and the selected consolidated balance sheet data as of December 31, 2005, 2006 and 2007 are derived from our audited consolidated financial statements not included in this report. You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects” in this report. We have prepared our consolidated financial statements in accordance with generally accepted accounting principles, or GAAP, in the United States, or U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period.

We were incorporated in the Cayman Islands on May 1, 2006 as the holding company for, and currently conduct our operations through subsidiaries in China, including Jiangxi LDK Solar Hi-Tech Co., Ltd., or Jiangxi LDK Solar, Jiangxi LDK PV Silicon Technology Co., Ltd., or Jiangxi LDK Silicon, and Jiangxi LDK Solar Polysilicon Co., Ltd., or Jiangxi LDK Polysilicon.

As discussed in note 2 to our audited consolidated financial statements beginning on F-1, we adopted the ASC Subtopic 470-20, “Debt with conversion and other options” on January 1, 2009 and applied its provisions retrospectively to all periods presented in respect of our 4.75% convertible notes issued in April 2008.

	Period from July 5 to	Year Ended December 31,
	December 31, 2005	2006	2007	2008	2009
				(As adjusted)
	(In thousands, except per share and per ADS data)

Consolidated Statement of Operations Data
Net sales	$—	$105,454	$523,946	$1,643,495	$1,098,038
Provision for inventory write-downs	—	—	(4,170)	(311,999)	(180,213)
Gross profit (loss)(1)	—	41,492	170,237	88,356	(113,583)
Provision for doubtful recoveries of prepayment to suppliers	—	—	—	(20,582)	(17,874)
(Loss) income from operations(2)	(143)	37,145	146,802	8,990	(230,132)
Interest expense and amortization of discount on exchangeable notes and convertible senior notes issuance costs and debt discount(3)	(102)	(7,133)	(9,419)	(38,162)	(50,068)
Government subsidy	—	1,268	3,461	19,665	26,927
Change in fair value of prepaid forward contracts	—	—	—	60,028	—
(Loss) earnings before income taxes	(309)	30,069	143,301	71,547	(254,908)
Net (loss) income(4)	$(274)	$30,182	$144,059	$66,408	$(233,996)
Earnings attributable to noncontrolling interests	—	—	—	—	(229)
Accretion of Series A, Series B and Series C preferred shares to redemption values	—	(2,729)	(4,937)	—	—
Deemed dividend to Series A preferred shareholders	—	(1,568)	—	—	—
Net (loss) income attributable to our shareholder(4)	(274)	25,885	139,122	66,408	(234,225)
(Loss) earnings per ordinary share(4)
Basic	$(0.01)	$0.35	$1.50	$0.63	$(2.18)
Diluted	$(0.01)	$0.35	$1.37	$0.61	$(2.18)
(Loss) earnings per ADS
Basic	$(0.01)	$0.35	$1.50	$0.63	$(2.18)
Diluted	$(0.01)	$0.35	$1.37	$0.61	$(2.18)
Ordinary shares used in computation
Basic	75,000	75,000	92,674	104,994	107,238
Diluted	75,000	75,000	104,859	109,240	107,238

(1)	Gross profit (loss) for the years ended December 31, 2006, 2007, 2008 and 2009 reflected $174,000, $1,772,000, $3,667,000 and $3,381,000 of share-based compensation expense allocated to cost of goods sold, respectively.

(2)	(Loss) income from operations for the years ended December 31, 2006, 2007, 2008 and 2009 reflected $2,028,000, $9,390,000, $16,614,000 and $14,212,000 of share-based compensation expense, respectively.

(3)	Interest expense for the years ended December 31, 2006, 2007, 2008 and 2009 included $4,440,000, nil, nil and nil, respectively, related to debt discount amortization for the embedded beneficial conversion feature of our exchangeable notes issued in July 2006, and nil, nil, $14,019,000 and $14,574,000, respectively, related to interest and the amortization of issuance costs and debt discount of our convertible senior notes issued in April 2008.

(4)	Our PRC subsidiary, Jiangxi LDK Solar, is entitled to exemption from PRC national enterprise income tax for at least two years and PRC local enterprise income tax for at least five years, each beginning with calendar year 2006. Without this tax holiday, our income tax expense would have increased and our net income and net income attributable to our shareholder would have been reduced by approximately $12,387,000, $53,316,000 and $5,897,000 for the years ended December 31, 2006, 2007 and 2008, respectively. Our basic earnings per share would have been reduced by $0.17, $0.58 and $0.06 for the years ended December 31, 2006, 2007 and 2008, respectively, and our diluted earnings per share would have been reduced by $0.17, $0.51 and $0.05 for the years ended December 31, 2006, 2007 and 2008, respectively. As Jiangxi LDK Solar incurred loss for the year ended December 31, 2009, the above mentioned tax holiday had no impact on our income tax expense, net loss, net loss attributable to us, basic loss per share and diluted loss per share for the year ended December 31, 2009.

The following table presents our selected consolidated balance sheet data as of the dates specified.

	December 31,
	2005	2006	2007	2008	2009
				(As adjusted)
	(In thousands)

Consolidated Balance Sheet Data
Cash and cash equivalents	$9,687	$30,227	$83,470	$255,523	$384,761
Inventories	—	94,886	349,997	616,901	432,193
Trade accounts receivable, net	—	1,490	3,767	94,733	209,622
Prepayments to suppliers, net	—	37,718	138,193	71,214	40,784
Total current assets	20,815	172,746	741,748	1,237,642	1,386,445
Property, plant and equipment, net	10,491	100,875	336,763	1,697,203	2,608,725
Deposits for property, plant and equipment	306	11,090	151,233	233,296	32,529
Inventories to be processed beyond one year, net	—	—	29,981	—	10,947
Prepayments to suppliers expected to be utilized beyond one year	—	—	18,994	33,617	26,482
Total assets	31,647	292,719	1,309,986	3,373,372	4,384,209
Short-term bank borrowings	—	56,765	264,101	666,200	980,359
Advance payments from customers, current installments	3,717	40,002	141,223	256,411	199,075
Total current liabilities	20,348	117,486	522,014	1,510,955	2,220,026
Long-term bank borrowings, excluding current installments	—	30,245	25,125	154,252	408,062
Advance payments from customers — noncurrent	—	—	67,554	487,577	177,773
Other payable due to a customer, long-term portion	—	—	—	—	172,848
Convertible senior notes, less debt discount	—	—	—	385,685	391,642
Total liabilities	20,348	147,733	616,915	2,583,505	3,507,273
Series A, Series B and Series C preferred shares	—	87,744	—	—	—
Ordinary shares	—	7,500	10,604	11,311	12,977
Total equity	$11,299	$57,242	$693,071	$789,867	$876,936

The following table sets forth our selected consolidated statement of cash flows data for the periods specified:

	Period from July 5
	to December 31,	Year Ended December 31,
	2005	2006	2007	2008	2009
				(As adjusted)
	(In thousands)

Consolidated Statement of Cash Flows Data
Net cash provided by (used in) operating activities	$2,511	$(57,067)	$(80,663)	$333,061	$18,614
Net cash used in investing activities(1)	(20,940)	(79,564)	(328,623)	(1,247,174)	(797,315)
Net cash provided by financing activities(2)	$28,077	$154,891	$462,324	$1,087,698	$907,315

(1)	Includes purchase of property, plant and equipment of approximately $15.5 million, $72.8 million, $305.2 million, $1,125.6 million and $750.0 million in 2005, 2006, 2007, 2008 and 2009, respectively.

(2)	Includes proceeds from the issuance of our shares of nil, $10,000, $369.5 million, $205.1 million and $111.8 million in 2005, 2006, 2007, 2008 and 2009, respectively and the net proceeds from the issuance of convertible senior notes of $388.7 million in 2008.

The following table sets forth some other selected financial and operating data of our company for the periods specified.

	Period from July 5	Year Ended December 31,
	to December 31, 2005	2006	2007	2008	2009
				(As adjusted)
	(In thousands)

Other Financial and Operating Data
Gross margin(1)	—	39.3%	32.5%	5.4%	(10.3)%
Operating margin(1)	—	35.2	28.0	0.5	(21.0)
Net margin(1)	—	28.6%	27.5%	4.0%	(21.3)%
Net sales of wafers (in thousands)	—	$102,452	$501,733	$1,495,034	$945,009
Wafers sold (in MW)	—	45.2	223.8	636.3	898.1
Average wafer selling price (per watt)	—	$2.27	$2.24	$2.35	$1.05

(1)	Gross margin, operating margin and net margin represent gross profit, income from operations and net income, respectively, divided by net sales.

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

Risks Relating to Our Company and Our Industry

We are operating with a significant working capital deficit and incurred a net loss of $234.2 million for the year ended December 31, 2009; if we do not successfully execute our liquidity plan, we face the risk of not being able to continue as a going concern.

At December 31, 2009, we had a working capital deficit (i.e., total consolidated current liabilities exceeded total consolidated current assets) of $833.6 million and an accumulated deficit of $32.8 million. During the year ended December 31, 2009, we incurred a net loss of $234.2 million. As of December 31, 2009, we had cash and cash equivalents of $384.8 million, most of which are held by subsidiaries in China. Most of our short-term bank borrowings and current installments of our long-term debt totaling $978.6 million are the obligations of these subsidiaries. We may also be required by the holders of our convertible senior notes to repurchase all or a portion of such convertible senior notes with an aggregate principal amount of $400.0 million on April 15, 2011. These factors initially raised substantial doubt as to our ability to continue as a going concern. We are in need of additional funding to sustain our business as a going concern, and we have formulated a plan to address our liquidity problem. Our liquidity plan includes:

•	sales of power plant projects we develop;

•	obtaining additional bank loans;

•	reorganizing our polysilicon business to facilitate financing; and

•	delaying in capital expenditure and improving working capital management.

For more information, see “Note (1) — Basis of presentation” of our Consolidated Financial Statements beginning on page F-1.

However, we cannot assure you that we will successfully execute our liquidity plan. If we do not successfully execute such plan, we may have substantial doubt as to our ability to continue as a going concern. As a result, we cannot assure you that a deterioration in our financial condition would not result in adjustments to our financial statements relating to recoverability and classification of recorded assets or the amounts and classification of liabilities or other adjustments. Substantial doubt about our ability to continue as a going concern could also result in the exercise of broadly drafted provisions in certain loan agreements that give the lenders the right to accelerate the payment of the loans in the event of a deterioration in our financial condition, which could thereby potentially trigger other cross-default provisions in other loan agreements if we were not able to repay the loans upon acceleration. The occurrence of the foregoing would materially and adversely affect our financial condition and business prospects and result in a significant drop in the trading price of our securities.

We require a significant amount of cash to fund our future capital expenditure requirements and working capital needs; if we cannot obtain additional sources of liquidity when we need it, our growth prospects and future profitability may be materially adversely affected.

Our polysilicon production plant consists of two factories, one with a designed annualized production capacity of 15,000 metric tons and the other 1,000 metric tons. Although we have deferred the construction of the third 5,000-metric-ton polysilicon production line in our 15,000-metric-ton factory and limited the capacity expansion of our wafer production, we still require a significant amount of cash to fund our operations. In particular, we will need additional funding to finance the ramp-up of the first and second production lines of our polysilicon production plant with an installed annualized production capacity of 11,000 metric tons and our working capital requirements. We will also need capital to fund our research and development, or R&D, activities in order to remain competitive on cost and technology. Historically, we have relied on equity and convertible debt offerings and substantial short-term bank borrowings and advance payments from customers to finance our capital expenditure and working capital requirements. We will need additional debt or equity financing to finance our planned module production capacity expansion, construction of our polysilicon facilities and working capital requirements. In addition, future acquisitions, expansions, market changes or other developments may cause us to require additional financing.

Furthermore, we may not be able to refinance our current borrowings on terms that are acceptable to us. Our ability to obtain external financing in the future is subject to a number of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by companies in our industry;

•	economic, political and other conditions in China and elsewhere; and

•	development and duration of the recovery from the global economic slowdown and financial market crisis of late 2008 and early 2009.

If we are unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, our growth prospects and future profitability may be materially adversely affected.

In addition, a number of our loan agreements contain covenants that require us to maintain certain financial ratios, including liability to assets ratios. If we fail to comply with such ratios, the lenders have the right to raise the interest rate, change the repayment terms or require us to provide additional collateral to secure the loan. Certain of our loan agreements also require the consent of the lenders before we can undertake significant corporate transactions, including sale or disposal of assets, pledge of assets and increase in registered capital. Furthermore, Mr. Xiaofeng Peng, our chairman, chief executive officer and principal shareholder, has agreed to grant personal guarantees under certain loans. Such guarantees also restrict him from granting guarantees to other lenders without the consent of the relevant lender.

We have not complied with, and may from time to time fail to comply with, certain of these covenants. For example, the worsening operating environment that has generally affected companies operating in our industry since the fourth quarter of 2008 has led to potential breaches of certain financial ratios. We have also failed to comply with the consent requirements prior to pledge of assets for obtaining additional loans. Mr. Peng may have breached the terms of the guarantees by extending guarantees to other lenders without consent of the relevant lenders. In response to such breaches or potential breaches, we have sought to obtain the consents or waivers from the relevant lenders. As of the date of this report, China Minsheng Bank has not provided such consent and waiver. However, we cannot assure you that we will succeed in obtaining these consents or waivers if we or Mr. Peng were to breach these covenants in the future. Furthermore, in connection with any future consents or waivers, our lenders may impose additional operating and financial restrictions on us and otherwise seek to modify the terms of our existing loan agreements in ways that are adverse to us.

If we or Mr. Peng were to breach certain covenants or terms of the loans or guarantees, as the case may be, and we are not able to obtain consents or waivers from the lenders or prepay such loan, such breach may constitute an event of default under the loan agreements. As a result, repayment of the indebtedness under the relevant loan agreements may be accelerated, which may in turn require us to repay the entire principal amounts including interest accrued, if any, of certain of our other existing indebtedness prior to their maturity under cross-default provisions in our existing loan agreements, including the convertible senior notes we issued in April 2008. If we are required to repay a significant portion or all of our existing indebtedness prior to their maturity, we may lack sufficient financial resources to do so. Any of those events could have a material adverse effect on our financial condition, results of operations and business prospects.

We have substantial existing indebtedness, in particular short-term indebtedness, and we may incur substantial indebtedness in the future, which could adversely affect our financial condition and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations.

As of December 31, 2009, our outstanding short-term and long-term bank borrowings amounted to $980.4 million and $408.1 million, respectively. As of December 31, 2009, the aggregate outstanding principal amount of our convertible senior notes was $391.6 million. We may from time to time incur substantial additional indebtedness. If we or our subsidiaries incur additional debt, the risks that we face as a result of such indebtedness and leverage could intensify. Our substantial existing indebtedness and any increase in the amount of our indebtedness could adversely affect our financial condition and we may not be able to generate sufficient cash to service our increased indebtedness. For example, our incurrence of additional debt could:

•	increase our vulnerability to adverse general economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flows from operations to servicing and repaying indebtedness, thereby reducing the availability of cash flows to fund working capital, capital expenditures, dividend payments and other general corporate purposes;

•	limit our flexibility in planning for or reacting to changes in the businesses and the industries in which we operate;

•	place us at a competitive disadvantage compared to our competitors with less debt;

•	limit, along with the financial and other restrictive covenants of such indebtedness, our ability to borrow additional funds; and

•	increase the cost of additional financing.

Because the majority of our indebtedness is short-term indebtedness, we may suffer a near-term liquidity problem if we are unable to refinance these borrowings as they become due. As of December 31, 2008 and 2009, our outstanding short-term borrowings from banks (including the current portion of long-term bank borrowings) were $666.2 million and $980.4 million, respectively, and bore a weighted average interest rate of 6.376% and 4.368%, respectively. We had an outstanding balance of $397.4 million in short-term and long-term borrowings guaranteed by related parties as of December 31, 2009. Generally, our short-term loans contain no specific renewal terms, although we have traditionally negotiated renewal of some of our loans shortly before they would mature. However, we cannot assure you that we will be able to renew our loans in the future as they mature. If we are unable to obtain renewals of any future loans or sufficient alternative funding on reasonable terms, we will have to repay these borrowings.

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

For the year ended December 31, 2007, our net cash outflow from operating activities was $80.7 million. Although we had positive net cash flow of $333.1 million and $18.6 million from operating activities in the year ended December 31, 2008 and December 31, 2009 respectively and cannot assure you that we will have positive net cash flows in the future. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing existing indebtedness or seeking equity capital. These strategies, if implemented, may not be instituted on satisfactory terms. Any of these constraints upon us could materially adversely affect our financial condition and ability to satisfy our obligations.

We have recently entered into the down-stream solar module business for markets outside China, and we may not be successful in this new endeavor, which could adversely affect our business expansion strategies and harm our reputation.

We commenced our down-stream solar module business beginning in the third quarter of 2009. We sell solar modules in the international markets principally to solar panel makers, solar system integrators and PV whole-sale distributors. In February 2010, we entered into an agreement with Best Solar Co., Ltd., or Best Solar, which is wholly owned by LDK New Energy Holding Limited, or LDK New Energy, our controlling shareholder, to acquire its crystalline module manufacturing plant. We entered into the solar module business as a result of market demands. To meet the market needs, we currently procure solar cells primarily through original equipment manufacturer, or OEM, or tolling arrangements. Our ability to successfully implement our down-stream solar module business strategy is subject to various risks and uncertainties, including:

•	our short history in the new business;

•	the need to raise additional capital to finance our new business operation, which we may be unable to obtain on reasonable terms or at all;

•	the solar module business typically has longer cash conversion cycles with respect to our inventory and therefore results in our longer accounts receivable turnover time;

•	our expanded warranty liabilities associated with the solar module business, with the warranty period for solar modules lasting for 20 to 25 years;

•	our complete reliance on solar cell tolling manufacturers in meeting our undertakings to our customers in this market sector;

•	our possible lack of competitiveness in solar cell tolling arrangements as compared to other vertically integrated PV companies;

•	potential conflict with our down-stream customers as a result of our direct competition with them in the solar module business; and

•	new risks associated with the solar module business yet to be fully understood by the industry and market.

In addition, we will need to recruit additional skilled employees, including technicians and managers at different levels for our successful expansion into this business. Our current management team has limited experience in this area and we also face additional difficulties in staffing our overseas operations. All these could adversely affect our business expansion strategy and our chance of success in this expansion.

We have recently started to engage in the solar power project and PV-related EPC business and we may not be successful in this new endeavor, which could adversely affect our business expansion strategies and harm our reputation.

We commenced our engineering, procurement and construction, or EPC, business in China in the first quarter of 2009. Internationally in collaboration with other EPC companies, and domestically using our EPC capabilities, we have been engaged in a number of turn-key solar power generation projects for sale to interested power companies. We entered into this business operation as a result of market demands. We believe PV solution providers, rather than specialized product providers such as providers of solar wafers, are viewed by the market as preferable in terms of overall pricing and reliability. Our ability to successfully implement our solar power project and EPC business strategy is subject to various risks and uncertainties, including:

•	our lack of experience in the new business;

•	the need to raise additional funds to finance our new business operation which we may be unable to obtain on reasonable terms or at all;

•	the solar power project and EPC business typically has longer cash conversion cycles and therefore our accounts receivable turnover time;

•	our expanded warranty liabilities associated with the solar power project and EPC businesses;

•	our possible lack in competitiveness in the solar power project and EPC business as compared to other vertically integrated PV companies; and

•	potential conflict with our down-stream customers as a result of our direct competition with them in the solar power project and EPC business.

In addition, we will need to recruit additional skilled employees, including technicians and managers at different levels for our successful expansion into this business. Our current management team has limited experience in this area and all these factors and uncertainties could adversely affect our business expansion strategy and our chance of success in this expansion.

We have expanded our international business operations, and our failure and/or inexperience in such new endeavors could adversely affect our business expansion strategies and harm our reputation.

As we engage in and expand our operations, including sales and services, outside China, such international operations expose us to a number of related risks, including:

•	difficulty with staffing and managing overseas operations;

•	fluctuations in currency exchange rates;

•	increased costs associated with developing and maintaining marketing and distribution presence in various countries;

•	providing customer service and support in these markets;

•	our ability to manage our sales channels effectively as we expand our sales channels beyond distributors to include direct sales as well as sales to system integrators, end users and installers;

•	difficulties and costs relating to compliance with the different commercial, legal and regulatory requirements of the overseas markets in which we offer our products and services;

•	failure to develop appropriate risk management and internal control structures tailored to overseas operations;

•	inability to obtain, maintain or enforce intellectual property rights;

•	unanticipated changes in prevailing economic conditions and regulatory requirements; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, which could increase the prices of our products and services and make us less competitive in some countries.

If we are unable to effectively manage these risks relating to international operations, they could impair our ability to expand our business abroad, and our results of operations may be materially adversely affected and our business expansion and vertical integration strategies will be materially hampered.

We have experienced significant write-downs which have adversely affected our margins and net realizable value of our inventories.

Declining wafer prices have had a negative impact on the net realizable value of our inventories and we have had to write down the carrying value of our inventories to the extent they are greater than their net realizable value. For the years ended December 31, 2008 and 2009, we recognized a write-down of $302.3 million and $177.8 million, respectively, of our inventories to their estimated net realizable values resulting from the decline in wafer selling prices. If wafer prices continue to decline and we are unable to lower our costs in line with the price decline, our gross margins will continue to be adversely affected. We previously purchased polysilicon feedstock at higher costs during the time of polysilicon shortage before the current economic downturn, resulting in our having a higher cost of goods sold than would be the case if we purchased polysilicon feedstock now. The recent global economic downturn resulted in a significant decline in the estimated net realizable value of our wafer and polysilicon feedstock inventories. Although we attempt to renegotiate these contracts and have succeeded partially in our endeavor, we cannot assure you that we will be able to reduce our polysilicon feedstock procurement costs as a result of such prior contractual commitments. If wafer prices continue to decline or we are unable to sell all our production, we may incur further substantial inventory write-down to reflect any further reduction in our net realizable value estimates.

We will incur disproportionately high depreciation expense as the costs associated with the construction of our Xinyu city polysilicon plant are capitalized after commercial production of polysilicon begins if we under-utilize our plant facilities.

We are in the process of expanding our polysilicon production facilities at our Xinyu city plant and have commenced commercial production of polysilicon feedstock. As of December 31, 2009, our installed annualized production capacity at the plant was 6,000 metric tons, and we expect to increase our aggregate installed annualized production capacity to 18,000 metric tons by the end of 2011. As of December 31, 2009, we had spent approximately $1.7 billion in construction costs for the polysilicon plant, and we expect that an additional $250 million will be needed to complete the plant. We produced approximately 225.1 metric tons of polysilicon in 2009 and expect to produce approximately between 6,000 metric tons to 7,000 metric tons in 2010. If we fail to successfully increase our aggregate production capacity to our targeted production capacity, our depreciation expense will be disproportionately higher if we under-utilize our plant facilities.

We depend on a limited number of customers for a significant portion of our net sales of solar wafers, and changes in their purchase terms or patterns may cause significant fluctuations or declines in our revenues.

We currently sell our solar wafers to over 60 customers. They are mostly solar cell and module manufacturers, including Canadian Solar Inc., or CSI, E-Ton Solar Tech Co., Ltd., or E-Ton, Gintech Energy Corporation, or Gintech, Hyundai Heavy Industries Co., Ltd., or Hyundai, Neo Solar Power Corporation, or Neo Solar, and Q-Cells AG, or Q-Cells. For the years ended December 31, 2008 and 2009, our five largest customers collectively accounted for approximately 48.6% and 45.5%, respectively, of our net sales. For the year ended December 31, 2008, Q-Cells and CSI contributed 20.4%, and 8.2%, respectively, to our net sales. For the year ended December 31, 2009, Gintech and Q-Cells contributed 12.5% and 10.7%, respectively, to our net sales.

We will continue to rely on a relatively small number of customers for a significant portion of our net sales of solar wafers for the foreseeable future. In light of the recent global economic downturn, there can be no assurance that any of these customers will continue to purchase significant quantities of, or any, wafers from us. In such an event, we have to find alternative customers for these wafers. If this trend continues, or if our customers decide to expand upstream into the solar wafer business, our sales to such customers would be adversely affected. In addition, because of our reliance on a limited number of customers, any of the following events may cause material fluctuations or declines in our net sales and profits:

•	reductions, delays or cancellations of purchase orders from one or more of our significant customers;

•	loss of one or more of our significant customers and our failure to identify additional or replacement customers; and

•	failure of any of our significant customers to make timely payments for our products.

If we fail to develop or maintain our customer relationships with these and other customers, or if any of our major customers encounters difficulties in its operations or reduces its purchases of our products, it may be difficult for us to find alternative customers on a timely basis and on commercially reasonable terms or at all. Many of these customers make prepayments to us and if contracts are changed, they may ask for repayment of the prepayments. This may have an adverse effect on our revenue and profitability.

We have entered into long-term sales contracts with customers which may be renegotiated at terms less favorable to us.

We have entered into long-term sales arrangements with some of our major customers. Pursuant to these arrangements, we have committed to supply each of them with specific quantities of wafers over the next few years, with some subject to periodic negotiations on prices. We have also entered into framework agreements with other customers in which the volume and price, as well as other terms, are determined on a quarterly or annual basis or through monthly purchase orders. The global economic slowdown and crisis in the global financial markets in late 2008 and early 2009 have caused a number of our customers to seek to terminate their contracts or request us to delay our shipments of wafers. At their request, we have re-negotiated various terms under the existing contractual arrangements, including contract quantity, price and delivery timetable. We have had to concede to terms that may be less favorable to us. For example, in December 2009, we amended a supply contract with Q-Cells originally made for a period of 10 years in December 2007 with fixed wafer delivery quantity and pricing for 2009.

Under the terms of the amendment, we have agreed to cease any pending proceedings or claims against Q-Cells and Q-Cells has agreed not to draw down the prepayment guarantee issued. The amendment grants Q-Cells preferential prices reflecting its preferred customer status and greater flexibility in determining the annual and final contract volumes based on its actual demand. Under the amendment, a portion of shipments scheduled for delivery in 2009 to 2011 is deferred to the period from 2012 to 2018. Q-Cells’ contractual obligation to take delivery of wafer shipments is reduced to 20% of the originally agreed volume for 2009 and 33% of the originally agreed volume with respect to 2010 and 2011. The amendment also allows Q-Cells to substitute up to 400-metric-ton annually of its own silicon feedstock for volumes to be purchased under the agreement in 2010 and 2011. In addition, we are required to repay prepayments made by Q-Cells starting from 2009 through 2015. The amendment also grants Q-Cells the right to terminate the agreement at will and without cause after April 1, 2011, upon giving a 12-month prior notice. Upon a valid termination of the agreement, we are required to repay to Q-Cells the remaining outstanding prepayment within 90 days after the written termination.

Our customers, such as Q-Cells, may have made prepayments to us pursuant to the contracts under renegotiation, and our inability to arrive at mutually satisfactory terms may result in our having to return all or part of the prepayment amounts. Any significant deviation from the contract terms or our inability to negotiate or renegotiate acceptable quantities, prices and delivery terms from time to time with our customers may disrupt our operations and materially adversely affect our financial results.

Non-performance by customers may adversely affect our results of operations.

We have significantly expanded our polysilicon and wafer manufacturing facilities to accommodate our expansion efforts and typically maintain a reasonable amount of inventory of raw materials and finished goods based on our existing and projected contractual arrangements with our customers. Any non-compliant practice on the part of our customers with respect to their contractual arrangements may result in our internalization of the related economic losses because although we are subject to the risks of non-performance or renegotiation of existing contractual arrangements on the part of our customers, we are not at liberty to delay or renegotiate our existing procurement contractual arrangements with our polysilicon feedstock or equipment suppliers. See “— We have entered into long-term supply contracts with suppliers which we may not be able to renegotiate.” Therefore, the non-performance of contracts by our customers could have a material adverse effect on our financial condition and results of operations.

We may be adversely affected by volatile market and industry trends. If the demand for our products declines due to the volatile market and industry trends, our business and ability to obtain necessary financing for our operations may be negatively impacted.

In late 2008 and early 2009, the global economic slowdown and turmoil in the global financial markets have resulted in a general credit crunch, an increased level of commercial and consumer delinquencies, lack of consumer confidence and increased market volatility which, in turn, led to a significant drop in the demand for PV products. During this period, the excess in the manufacturing capacity coupled with a drop in the demand for PV products led to a drop in the prices of PV products. Since then, however, the prices of PV products have continued to drop as a result of the depressed prices of polysilicon and redundant manufacturing capacity. Although the demand for PV products recovered to certain extent during the second half of 2009, if the demand for PV products declines again and/or the supply of PV products continues to grow, the average selling price of our products may be materially and adversely affected.

The global financial markets turmoil and the tightening of credit due to the lack of liquidity have negatively impacted our liquidity and our ability to obtain additional financings. We developed our wafer production expansion plan and our greenfield polysilicon production plan when the PV industry was growing rapidly. Despite our significant scale-back and slow-down with respect to these projects, we have substantially implemented such expansion and construction plans. We have been able to finance a substantial portion of our wafer production expansion and polysilicon plant construction by relying on short-term bank loans and prepayments from our customers. Although PRC commercial banks have made short-term financings generally available to us, it is almost impossible to secure long-term financings from them for our projects without the project approval of the National Development and Reform Commission, or NDRC, in China. The global financial markets crisis in late 2008 and early 2009, and the unavailability of long-term financing in China have adversely impacted our liquidity, capital expenditure financing and working capital. You may find additional information on our liquidity and financial condition in the risk factors entitled “— We require a significant amount of cash to fund our future capital expenditure requirements and working capital needs; if we cannot obtain additional sources of liquidity when we need it, our growth prospects and future profitability may be materially adversely affected” and “— We have substantial existing indebtedness, in particular short-term indebtedness, and we may incur substantial indebtedness in the future, which could adversely affect our financial condition and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations” as well as “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” in this report. If the global economic slowdown and financial market crisis returns, they will materially adversely impact the demand for our products and materially adversely affect our ability to obtain necessary financing for our operations, thereby causing damage to our financial condition and results of operations.

Reduction or elimination of government subsidies and economic incentives for the PV industry could cause demand for our products to decline, thus adversely affecting our business prospects and results of operations.

Growth of the PV market, particularly for on-grid applications, depends largely on the availability and size of government subsidies and economic incentives. At present, the cost of solar power substantially exceeds the cost of conventional power provided by electric utility grids in many locations around the world. Various governments have used different policy initiatives to encourage or accelerate the development and adoption of solar power and other renewable energy sources. Renewable energy policies are in place in the European Union, most notably Germany, certain countries in Asia, including China, Japan and South Korea, and many of the states in Australia and the United States. Examples of government-sponsored financial incentives include capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end-users, distributors, system integrators and producers of PV products to promote the use of solar power in both on-grid and off-grid applications and to reduce dependency on conventional forms of energy. Governments may decide to reduce or eliminate these economic incentives for political, financial or other reasons. Government subsidies have been reduced in a few countries, including Spain, and may be further reduced or eliminated in the future. Reductions in, or eliminations of, government subsidies and economic incentives before the PV industry reaches a sufficient scale to be cost-effective in a non-subsidized marketplace could reduce demand for our products and adversely affect our business prospects and results of operations. In addition, reductions in, or eliminations of, government subsidies and economic incentives may cause the prices for the products of our customers to decline and we may in turn face increased pressure to reduce the sale price of our wafers. To the extent any price decline cannot be offset by further reduction of our costs, our profit margin will suffer.

Increases in electricity costs or shortage or interruption of electricity supply may adversely affect our operations.

We consume a significant amount of electricity in our wafer and polysilicon manufacturing operations. With the rapid development of the PRC economy, demand for electricity has continued to increase. There have been shortages in electricity supply in various regions across China, especially during the winter season when the weather is bad and during the summer peak seasons. For instance, in early 2008, due to severe weather conditions over a period of two weeks, supply of electricity to our plant was curtailed as a result of destructions of some of the national grid lines in certain provinces in China, including Jiangxi province. Consequently, we experienced delays in some of our shipments to customers and some of the shipments from our suppliers as a result of highway closures and power outages in various parts of China. In the summer of 2006, our production was also significantly disrupted due to power blackouts in Xinyu city. Although we have installed backup power transformer substations at our Xinyu plant site, we cannot assure you that there will be no interruption or shortages in our electricity supply or that there will be sufficient electricity available to us to meet our future requirements. Shortages in electricity supply may disrupt our normal operations and adversely affect our profitability.

In August 2006, the Xinyu Industry Development District government agreed to subsidize us for our utility charges over and above Rmb 0.40 per kilowatt-hour. At the then market rate of Rmb 0.55 per kilowatt-hour, we were effectively subsidized by Rmb 0.15, or $0.02, per kilowatt-hour we used for our wafer production. In the years ended December 31, 2007, 2008 and 2009, we received an aggregate of $3.1 million, $4.7 million and $4.8 million in such government subsidies. This utility arrangement was renewed for five years from April 1, 2009 and may be extended only with consent of both parties. Pursuant to the new arrangement, the Xinyu Industry Development District government will subsidize us at Rmb 0.08 or $0.01, per kilowatt-hour we use for our wafer manufacturing. Since that same time, we have been recognized as a large enterprise in China, able to enjoy the current rate of Rmb 0.48 per kilowatt-hour applicable to such large enterprises. In September 2007, as support to our polysilicon production in Xinyu city, the Xinyu Industry Development District government agreed to subsidize us for our utility charges over and above Rmb 0.25 per kilowatt-hour consumed by our polysilicon production. At the then market rate of Rmb 0.55 per kilowatt-hour, we were effectively subsidized by Rmb 0.30, or $0.04, per kilowatt-hour we used for our polysilicon production prior to our recognition by the PRC government as a large enterprise in China. This additional utility arrangement does not provide for an expiration date.

In May 2010, the State Council and various PRC governmental agencies, including NDRC, issued a series of notices and instructions in an effort to control energy consumption and environmental pollution. One such initiative aims to immediately terminate preferential electricity consumption policies adopted by local governments that may benefit high-energy-consuming and/or highly polluting enterprises in their jurisdictions, unless such local preferential electricity consumption policies have been duly approved by the designated PRC central government agencies. Polysilicon industry has been included in the high-energy-consuming category under such central government notices. We are currently negotiating with the relevant local government with respect to our utility subsidies under such new governmental regulations and initiatives. We cannot assure you that we will be granted the same or similar subsidies as we have enjoyed so far. Neither can we assure that the local government will not have to terminate or reduce the current subsidies that it has agreed to grant us as a result of these recent regulations and initiatives by the PRC central government. Polysilicon production is energy-intensive and is highly dependent on continuous electricity supply. Our results of operations will be materially adversely affected if our electricity supply is interrupted or electricity costs significantly increase upon expiration, termination or adjustment of our subsidy arrangements with the government.

Failure to secure sufficient quantities of polysilicon feedstock on commercially reasonable terms could adversely affect our business and results of operations.

Solar-grade polysilicon feedstock is an essential raw material in manufacturing our solar wafers. Our operations depend on our ability to procure sufficient quantities of solar-grade polysilicon on a timely basis and on commercially reasonable terms. Polysilicon is also an essential raw material for the semiconductor industry, which requires polysilicon of higher purity than that for the solar industry. Spot polysilicon prices fluctuated widely in 2008 and 2009, and dropped from a high of $450 to $475 per kilogram in May 2008 to $45 to $60 per kilogram in the fourth quarter of 2009, according to Solarbuzz. Currently, we have polysilicon inventories and supply commitments that we believe will satisfy currently estimated polysilicon requirements up to third quarter of 2010. However, most of our polysilicon supply agreements are subject to fluctuating market prices or price negotiations with our suppliers. In addition, suppliers may delay or default in their delivery obligations under the supply agreements, as we have disclosed in the risk factor “— There are a limited number of suppliers of polysilicon feedstock and failure or delay by any of our polysilicon suppliers in delivering supplies to us could adversely impact our production and delivery schedule and harm our reputation” below. We cannot assure you that we will continue to be able to acquire polysilicon in sufficient quantities and on commercially reasonable and negotiable terms or that we will be able to pass any increased costs of polysilicon to our customers. If we fail to do either, our business and profitability will be adversely affected.

There are a limited number of suppliers of polysilicon feedstock and failure or delay by any of our polysilicon suppliers in delivering supplies to us could adversely impact our production and delivery schedule and harm our reputation.

Polysilicon production is a highly concentrated industry and there are only a limited number of polysilicon producers in the world. According to Solarbuzz, the top seven polysilicon producers accounted for 69% of total global capacity and exactly the same proportion of global production in 2009. Together, they accounted for 78% of global polysilicon capacity growth in 2009. These polysilicon producers not only provide polysilicon feedstock to the solar industry but are also the sources of polysilicon feedstock for the semiconductor industry. From time to time we have experienced delays or defaults by some of our polysilicon suppliers in delivering supplies to us. Material or prolonged delays or defaults such as these could adversely impact our production and delivery schedule and harm our reputation. If we fail to develop or maintain our relationships with polysilicon suppliers, or should any of our major suppliers encounter difficulties in its production or shipment of polysilicon feedstock to us, whether due to natural disasters, labor unrest, global financial market crisis, or any other reason, it will be difficult for us to find alternative sources on a timely basis and on commercially reasonable terms. In that event, we may be unable to produce and sell our products in the required quantities and on a timely basis. As a result, our production and delivery schedules may be adversely affected and our reputation may be harmed.

If our suppliers fail or become unwilling to deliver our orders on time or at all and do not return our prepayments, our results of operations may be adversely affected.

Our suppliers of raw materials and equipment, particularly virgin polysilicon suppliers, require us to make prepayments from time to time. We make these prepayments, without receiving any collateral, in order to secure stable supply of polysilicon. As of December 31, 2009, our prepayments to polysilicon suppliers amounted to $67.3 million. Some of our suppliers have failed to meet their delivery schedule in the past. In addition, because we have embarked on our own polysilicon production program, the perceived competition from us may inhibit virgin polysilicon suppliers from supplying us with polysilicon. If our suppliers fail or become unwilling to deliver the polysilicon we have ordered on time or at all and do not return our prepayments, our results of operations may be adversely affected. We recognized a provision for doubtful recoveries of $20.6 million and $17.9 million, respectively, for prepayments to suppliers for the years ended December 31, 2008 and 2009, respectively. Our claims for such payments would rank as unsecured claims, which would expose us to the credit risks of our suppliers in the event of their insolvency or bankruptcy. Under such circumstances, our claims against the defaulting suppliers would rank below those of secured creditors, which would undermine our chances of obtaining the return of our advance payments. In addition, if the market price of polysilicon decreases after we prepay our suppliers, we may not be able to adjust historical payments insofar as they relate to future deliveries. Furthermore, if demand for our products decreases, we may incur costs associated with carrying excess materials. Accordingly, any of the above scenarios may have a material adverse effect on our financial condition, results of operations and liquidity.

Failure to complete our polysilicon production plant, to bring it up to full capacity within budget and on schedule and to produce polysilicon that meets our quality standards could adversely affect our results of operations and our business expansion strategies.

We commenced the construction of our polysilicon production plant in August 2007. This plant is located near our current solar wafer production facilities in Xinyu Hi-Tech Industrial Park. Our polysilicon production plant consists of two factories, one with an estimated installed annualized polysilicon production capacity of 15,000 metric tons and the other with an estimated installed annualized polysilicon production capacity of 1,000 metric tons. We have completed the first production run in the 1,000-metric-ton factory in January 2009 and intend to expand its installed annualized production capacity to 3,000 metric tons. We have also completed equipment installation for an installed annualized production capacity of 5,000 metric tons with respect to the 15,000-metric-ton factory. Our total construction cost for the polysilicon plant incurred as of December 31, 2009 was approximately $1.7 billion. We estimate that an additional amount of approximately $250 million is required to complete construction of the polysilicon plant. We may face cost overruns if the actual cost exceeds our budget. We produced approximately 225.1 metric tons of polysilicon in 2009 and expect to produce approximately between 6,000 metric tons to 7,000 metric tons in 2010. In addition, we have to largely rely on contractors, consultants, managers and technicians that we have hired or will hire from the industry to construct, complete, operate and maintain this plant. We also rely on equipment that we have imported or contracted to import for our polysilicon production operations. In addition, polysilicon production is a capital intensive business. We have expended and will continue to expend significant financial and other resources in order to construct, start-up, test-run and ramp up our new line of business. Apart from the risks described above, our ability to successfully construct and ramp up our polysilicon production plant is subject to various other risks and uncertainties, including:

•	the need to procure additional equipment at reasonable cost and on a timely basis;

•	the need to raise additional funds to finance the construction, ramp-up and maintenance of the polysilicon plant, which we may be unable to obtain on reasonable terms or at all;

•	construction delays, delays in equipment deliveries and cost overruns;

•	our ability to install, implement and maintain the trichlorosilane, or TCS, and hydrogen chloride, or HCl, facilities and closed-loop systems for each of our polysilicon production facilities;

•	difficulties in recruiting and training additional skilled employees, including technicians and managers at different levels;

•	diversion of significant management attention and other resources; and

•	delays or denials of required approvals, including environmental approvals, for our land acquisition and plant construction by relevant government authorities.

Product defects and the possibility of product defects could cause significant damage to our market reputation and reduce our product sales and market share. If we cannot successfully maintain the consistency and quality throughout our production process, this will result in substandard quality or performance of our polysilicon. If we produce defective polysilicon, or if there is a perception that our products are of substandard quality, we may incur substantially increased costs associated with replacements, our credibility and market reputation will be harmed and sales of our polysilicon may be adversely affected.

If we fail to complete the construction of our polysilicon production plant in time or to make it operational up to its designed capacity or fail to produce polysilicon that meets our quality standards, or if the construction and ramp-up costs significantly exceed our original budget, our results of operations will be materially adversely affected and our business expansion and low-cost production strategies will be materially affected.

We may not succeed in producing polysilicon cost-effectively.

Prior to our entering into the polysilicon production business, we had no experience in polysilicon production and may, therefore, face significant operational challenges in our polysilicon production. The technology used to produce polysilicon is complex, requires costly equipment and is continuously being modified in an effort to improve yields and product performance. Microscopic impurities such as dust and other contaminants, difficulties in the manufacturing process, disruptions in the supply of utilities or defects in the key materials and tools used to produce polysilicon could interrupt production, reduce yields or cause a portion of the polysilicon unusable for our wafer production. If we are unable to build our polysilicon production capability on a timely basis, or if we face technological difficulties in our production of polysilicon, we may be unable to achieve cost-effective production of polysilicon to satisfy our wafer production needs. Even if we successfully implement our in-house polysilicon production program, we cannot assure you that our polysilicon feedstock produced in-house will be cost-competitive. We formulated our in-house polysilicon production plan prior to the recent global economic downturn when polysilicon feedstock was selling at prices far above the current spot market price. After we take into account amortization, depreciation and additional production, maintenance and other costs, we cannot assure you that our polysilicon feedstock produced in-house, at least in the short term, if at all, will be cheaper than that available in the market with comparable quality.

Our effective capacity and ability to produce high volumes of polysilicon also depend on the cycle time for each batch of polysilicon. We may encounter problems in our manufacturing process or facilities as a result of, among other things, production failures, construction delays, human error, equipment malfunction or process contamination, all of which could seriously harm our operations. We may experience production delays if any modifications we make in the production process to shorten cycles are unsuccessful. Moreover, any failure to achieve acceptable production level and cost may cause our wafers not to be competitively priced, which could adversely affect our business, financial condition and results of operations. In addition, market prices of polysilicon are unpredictable and may fall further. Even if we are able to bring our production cost down, our cost may not be necessarily more competitive than the prevailing market price.

The production of polysilicon presents operational difficulties and dangers which could materially adversely affect our business, operating results and financial condition.

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

Our ability to cost-effectively produce polysilicon depends on our ability to recycle the silicon tetrachloride, or STC, produced as a by-product of the polysilicon production process into TCS, which ability is materially dependent on our continued ability to install and integrate our hydrochlorination process into a closed-loop system.

Our ability to recycle the STC produced as a by-product from the polysilicon production process into TCS is a critical factor in reducing production costs and environmental costs and is principally accomplished through hydrochlorination.

Currently, we apply a hydrochlorination process in a closed-loop system in our production facility. We cannot assure you that we will continue to be successful in operating the hydrochlorination process on a continuing basis or with high conversion rates.

If we are unable to continually operate our hydrochlorination processes and further increase production yields and benefit from efficiencies in purchasing, manufacturing, sales and shipping, we may not be able to achieve lower costs per unit of production, which would decrease our margins and lower our profitability. Any of the foregoing factors could materially and adversely affect our business, financial condition or results of operations.

Our in-house TCS production may not be more cost-efficient than purchasing TCS from third party suppliers; if we need to purchase TCS in substantial quantities to operate our production facilities and are unable to source TCS at a reasonable cost or at all, it could have a material adverse effect on our financial condition and results of operations.

TCS is one of the main and most costly raw materials in the production of polysilicon. We intend to reduce costs of producing polysilicon by producing TCS internally.

We have completed the construction of our TCS production facilities on the site of our polysilicon production plant, which are designed to meet the top-up requirement in our closed-loop polysilicon production process. However, the production of TCS is difficult and requires strict controls over the management of raw materials and over the production process itself. We have no previous experience in the production of TCS. Therefore, we cannot assure you that our own production of TCS will be more cost-efficient than purchasing TCS from third party suppliers. Although we are able to produce TCS in-house, we may from time to time be required to purchase from external sources a substantial quantity of the TCS required for our production of polysilicon. The quality of TCS that we have been able to purchase has fluctuated, and the price has increased substantially since we commenced TCS procurement. The expansion or development of polysilicon production capacity by existing or new solar industry participants could increase the price or limit the supply of TCS available to us. If we are unable to source the TCS we require at a reasonable cost or at all, it could have a material adverse effect on our financial condition and result of operations.

If we are not able to manage our growth effectively, our results of operations may be adversely affected.

We have expanded our business operations significantly over the past few years. Although we have revised our expansion plan in light of the global economic slowdown and crisis in the global financial markets of late 2008 and early 2009, we still have an aggressive expansion plan for the next few years. The success of our business expansion and operational growth will depend upon the general economic environment for the solar industry, our ability to maintain and expand our relationships with customers, suppliers and other third parties, the improvement of our operational and financial systems, enhancement of our internal procedures and controls, increase in our production capacity and output, and effective recruitment, training and retention of technicians and skilled employees. We cannot assure you that the current global solar markets and prospects will continue to support our expanded production capacity or that our current and planned operations, personnel, systems, internal procedures and controls will be adequate to support our growth. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, successfully execute our business strategies or respond to competitive economic environment and pressures, and our results of operations may be adversely affected.

We may develop excess production capacity and, as a result, our profitability may be adversely affected.

Our expansion and further expansion plan have been based on the projected market demand for solar wafers and modules relative to the insufficient manufacturing capacity in the wafer, polysilicon and module production segments of the solar industry over the past years. There has been an industry-wide expansion effort to increase the overall wafer manufacturing capacity. In connection with our expansion, we have entered into substantial commitments to purchase polysilicon feedstock over the next few years. In addition, we had invested approximately $1.7 billion in the construction of our own polysilicon production facilities as of December 31, 2009, and expect to invest approximately an additional $250 million to complete the construction. The aggressive expansion over the years and the continued expansion by us and our competitors of the production capacity may result in significant excess capacity in the wafer segment, the polysilicon segment, the module segment or in the overall solar industry and, as a result, prices may decline, our utilization ratio may decrease and our results of operations may be adversely affected.

Global supply of PV products may exceed demand, which could cause our wafer, polysilicon and module prices to decline.

Our wafer, polysilicon and module prices are based on a variety of factors, including global market wafer, polysilicon and module prices, supply and demand conditions, and the terms of our customer contracts, including sales volumes. Over the years, many PV companies have significantly increased their capacity to meet customer demand. The recent global economic slowdown, crisis in the global financial markets and the significant decrease in global petroleum prices have further reduced or delayed the general demand for PV products. According to Solarbuzz, wafer and module prices in general remained steady during the first three quarters of 2008, but declined significantly starting in 2008 through 2009.

Our customers may not prepay for their orders under agreed contractual terms, resulting in longer accounts receivable turnover cycles.

We have required certain customers to prepay a portion of the purchase price of their orders. Such prepayment arrangements with our customers have historically allowed us to prepay our suppliers with less reliance on borrowings to cover our cash needs for working capital. The global economic slowdown and financial market crisis in late 2008 and early 2009 have made this practice less likely to be sustainable. We have agreed to reduce the contractual prepayments with some of our customers, and some others have started to insist on payment upon delivery of goods. Advance payments from customers decreased from $744.0 million as of December 31, 2008 to $376.8 million as of December 31, 2009. Our accounts receivable also increased significantly from $94.7 million as of December 31, 2008 to $209.6 million as of December 31, 2009. We expect the trend of customers seeking to reduce or eliminate prepayments to continue in the future. Our recent engagement in the solar module and other down-stream businesses has not only increased our working capital needs but will also further extend our overall accounts receivable turnover time. Our module customers typically require longer payment terms as compared to our wafer customers. Our down-stream business tends to increase our inventory turnover days as compared to our wafering business. Should the trend to reduce or eliminate wafer prepayments continue, coupled with our expanding solar module and other down-stream businesses, our working capital needs may significantly increase, and our business operations may be materially adversely affected if we fail to raise more cash, or do it on a timely basis, due to our longer accounts receivable turnover cycles.

We may not be able to significantly increase our wafer manufacturing capacity or output in order to increase our sales and gain additional market share.

We have significantly increased our wafer manufacturing capacity and output over the years in order to meet the growing demand of our customers. As of December 31, 2009, we had an annualized wafer production capacity of approximately 1.8 GW. All of our wafer production facilities have been operating at close to full capacity. Although we have reduced the capacity expansion of our wafer production, our present strategy still includes a measured expansion of our wafer production capacity for the coming years. To accommodate such expansion plan, we have acquired additional land adjacent to our current production site at Xinyu Hi-Tech Industrial Park and are constructing additional manufacturing facilities on the acquired land. Our expansion plan requires a substantial increase in our wafer production and ancillary equipment. We have entered into contracts to purchase additional equipment that is expected to be sufficient for our planned solar wafer production capacity expansion in 2010. If any of our equipment producers fails to deliver, or delays its delivery of, our equipment for any reason, the implementation of our expansion plan may be adversely affected. In addition, there is a limited supply of the principal wafer manufacturing equipment we use and we may not be able to replace our providers for the required equipment at reasonable costs and on a timely basis to implement our expansion plan.

In addition, as we disclosed in the risk factors entitled “— We may develop excess production capacity and, as a result, our profitability may be adversely affected” and “— Global supply of PV products may exceed demand, which could cause our wafer, polysilicon and module prices to decline” above, we cannot assure you that we can successfully implement our expansion plan or manage such an expanded capacity. If we fail, or encounter significant delays in our efforts, to establish or successfully utilize additional manufacturing capacity or to increase our manufacturing output, we will be unable to increase our sales and capture additional market share, and our results of operations will be adversely affected.

We do not yet have NDRC or its local counterparts’ approval for the full capacity of our polysilicon production plant and failure to obtain such approval could adversely affect our growth and profitability.

We have obtained approval from NDRC in China to produce with respect to a portion of our planned aggregate installed annualized production capacity at our polysilicon production plant and our wafer manufacturing facilities. We intend to apply for approval from NDRC for an additional installed annualized production capacity in line with our expansion plan. Such approval is required before we can increase our investment to construct the additional production capacity and commence construction of such facilities. In recent months, the PRC government has issued various notices that the polysilicon production in China has reached excess levels as a result of the significant investments in the sector over the years while the global market for PV products has not kept up its pace. Furthermore, the State Council and various PRC governmental agencies, including NDRC, issued a series of notices and instructions in May 2010 in an effort to control energy consumption and environmental pollution. Polysilicon industry has been included in both the over-capacity and the high-energy-consuming categories under such central government notices. If we are not able to obtain such approval, we will not be able to achieve our planned wafer manufacturing capacity or our planned polysilicon production capacity in 2011 and beyond, which could delay our expansion and could adversely affect our growth and profitability.

U.S. investors in our ordinary shares or ADSs could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

If you are a U.S. investor and we are a passive foreign investment company, or PFIC, for any taxable year during which you own our ordinary shares or ADSs, you could be subject to adverse U.S. tax consequences. As of the time of this report, we do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year or in the foreseeable future. However, because this determination is made on an annual basis and the composition of our gross income and assets may vary significantly from year-to-year, no assurance can be provided regarding our PFIC status. See “Item 10. Additional Information — E. Taxation — Certain United States Federal Income Taxation Considerations — Passive foreign investment company rules” for a more detailed discussion.

We operate in a competitive market against players who may enjoy greater resources and we may not be able to compete successfully.

The solar wafer manufacturing market and solar module sale market is highly competitive. Many of our current and potential competitors have a longer operating history, better name recognition, greater resources, larger customer base, better access to polysilicon feedstock and greater economies of scale than we do. In addition, most of our competitors are integrated players in the solar industry that also engage in the production of virgin polysilicon, and manufacturing of PV cells and/or modules. Their business models may give them competitive advantages as these integrated players place less reliance on the upstream suppliers and/or downstream customers in the value chain. A number of our customers and suppliers are also our competitors. We have recently expanded into the downstream PV cell and module business and face a series of related risks as we have disclosed in the risk factors entitled “— We have recently entered into the down-stream solar module business for markets outside China, and we may not be successful in this new endeavor, which could adversely affect our business expansion strategies and harm our reputation” and “— We have recently started to engage in the solar power project and PV-related EPC business and we may not be successful in this new endeavor, which could adversely affect our business expansion strategies and harm our reputation.” Furthermore, due to the global economic slowdown and global financial crisis, the competition within our industry has intensified. The key barriers to entry into our industry at present consist of availability of financing and development of our technological know-how. If these barriers disappear or become more easily surmountable, new competitors may successfully and more easily enter our industry, resulting in loss of our market share and increased price competition.

We compete with alternative solar technologies and we may not be able to compete successfully.

We are currently focused on crystalline silicon solar technologies and we compete with alternative solar technologies. Some companies have spent significant resources in the R&D of proprietary solar technologies that may eventually produce PV products at costs similar to, or lower than, those of solar wafers without compromising product quality. For example, they are developing or currently producing PV products based on thin-film PV materials, which require significantly less polysilicon to produce than our solar products. These alternative PV products may cost less than those based on crystalline technologies while achieving the same level of conversion efficiency. Our founder, chairman, chief executive officer and controlling shareholder, Mr. Xiaofeng Peng, in his personal capacity, and his family members are engaged in certain alternative energy projects, including a project involving thin-film technology. In addition, Mr. Peng and his family may invest or otherwise participate in their personal capacity in other alternative energy projects, such as projects involving solar thermal, wind energy and biofuels. After considering the available business opportunities, we have decided not to enter into the thin film module production.

The PV market in general also competes with other sources of renewable energy and conventional power generation. If prices for conventional and other renewable energy sources decline, or if these sources enjoy greater policy support than solar power, the PV market could suffer and our business and results of operations may be adversely affected.

We rely on a limited number of suppliers for our production equipment and consumables, and failure or delay by any of them in delivering equipment or consumables to us could adversely impact our production.

We rely on a limited number of equipment suppliers for all of our principal manufacturing equipment and spare parts, including our multicrystalline directional solidification system furnaces, or DSS furnaces, monocrystalline pullers, squarers that we use to cut ingots into smaller blocks, wafering wire saws that we use to slice these blocks into wafers, and polysilicon reactors and converters that produce polysilicon with solar-grade purity. In addition, we rely on a limited number of suppliers for the consumables, such as crucibles and slurry, that we use in our wafer production. These suppliers have supplied most of our current equipment and spare parts, and we will also rely on them to provide a substantial portion of the principal manufacturing equipment and spare parts contemplated in our expansion program including polysilicon production. If we fail to develop or maintain our relationships with these and other equipment or consumables suppliers, or should any of our major equipment or consumables suppliers encounter difficulties in the manufacturing or shipment of its equipment or consumables to us, including due to natural disasters or otherwise fail to supply equipment or consumables according to our requirements, it will be difficult for us to find alternative providers for such equipment or consumables on a timely basis and on commercially reasonable terms. For example, in the first quarter of 2008, we experienced delays in the shipments of certain wafer production equipment, and such delays adversely affected the implementation of our expansion plan and our production schedule. We have entered into agreements to purchase some of our key equipment and consumables from domestic suppliers. In the event that our equipment and crucibles lead to defective or substandard wafers, our business, financial condition and results of operations could be adversely affected.

If we are unable to fulfill our commitments to customers or customer orders on a timely basis, we may lose customers, our reputation may be damaged, and we may incur economic losses for breach of contracts.

We have experienced delays in fulfilling purchase orders from some of our customers due to shortages in supplies of polysilicon feedstock, constraints in our production capacity, and in disruption to our production as a result of various factors. For example, during the first quarter of 2007, our production was interrupted because we temporarily shut down our DSS furnaces to install safety kits provided by GT Solar Incorporated, or GT Solar, producer of such DSS furnaces. In early 2008, we also experienced delays in the delivery of our products due to logistics disruptions as a result of the snow storms in China. In addition, our ability to meet existing contractual commitments to our customers depends on the successful and timely implementation of our expansion plan. If we are unable to fulfill our commitments to customers or customer orders on a timely basis, we may lose our customers and our reputation may be damaged. Moreover, our contracts with our customers sometimes provide for specified monetary damages or penalties for non-delivery or failure to meet delivery schedules or product specifications. If any of our customers invokes these clauses against us, we may need to defend against the relevant claims, which could be time-consuming and expensive. We may be found liable under these clauses and be required to pay damages.

Although we have recently reached a proposed settlement of a consolidated securities class action lawsuit relating to allegations of incorrect inventory reporting, similar or other allegations, lawsuits or proceedings could adversely affect our results of operations, financial condition, reputation and the market price of our ADSs, and may cause loss of business.

In October 2007, our former financial controller, Charley Situ, alleged that we incorrectly reported our inventories of silicon feedstock. As a result of Mr. Situ’s allegations, several securities class action lawsuits were filed against us and several of our current officers and directors during October 2007 in the U.S. District Courts for the Northern District of California and the Southern District of New York. Those actions were consolidated into a single action in the Northern District of California, entitled In re LDK Solar Sec. Litig., Case No. C-07-05182-WHA. The complaint in the consolidated lawsuit sought substantial monetary damages on behalf of a class of persons who purchased our securities from June 1, 2007 to October 7, 2007, and alleged that we overstated our silicon feedstock inventory, among other things. In response to Mr. Situ’s allegations, in October 2007, we formed an internal committee to investigate the allegations and conduct an immediate physical inventory count of our polysilicon materials. We found no material discrepancies as compared to our financial records. Additionally, the independent directors of our audit committee conducted an independent investigation of the allegations by Mr. Situ. The independent investigation was primarily conducted by our audit committee’s independent counsel (a major U.S. law firm) and forensic accountants from a “big four” independent accounting firm that was separate from our external auditors, as well as independent experts in the fields of silicon feedstock and manufacturing multicrystalline solar wafers. The independent investigation found no material errors in our stated silicon inventory quantities as of August 31, 2007, and concluded that Mr. Situ’s allegations of an inventory discrepancy were incorrect because Mr. Situ failed to take into account all locations where we stored our silicon feedstock. The independent investigation further concluded that we were using each of our various types of silicon feedstock in the manufacture of our multicrystalline solar wafers, and that a provision for obsolete or excess silicon feedstock was not required.

On February 15, 2010, we submitted a proposed settlement agreement to the court, and the court granted preliminary approval of the settlement on February 17, 2010. The court held a hearing on June 17, 2010 to consider any objections to the proposed settlement, and determine whether to grant final approval of the settlement and enter judgment concluding the case. On June 22, 2010, the court entered an order granting final approval of the settlement and dismissing with prejudice the claims in the action. The time period for any appeals of the court’s order must expire with no appeals (or any appeals must be favorably resolved), before judgment will become final and the litigation will be concluded. At this time, we are not aware of any further challenges or appeals relating to the settlement. Under the terms of the settlement, we will receive a complete release of all claims alleged. In addition, the settlement agreement expressly states that the defendants deny any liability or wrongdoing. We continue to believe that the allegations in the consolidated lawsuit are without merit, but we settled the case to avoid additional legal expenses, uncertainties and distraction of management. As part of the settlement terms, we and our insurance carrier paid a total of $16 million to pay the claims of plaintiff class members as well as cover legal and administrative expenses relating to the settlement.

In addition, several of our officers and directors are defendants in a purported shareholder derivative lawsuit, pending in California Superior Court, Santa Clara County, entitled Coonerty v. Peng, et al., Case No. 1-08-CV-103758. This lawsuit alleges claims of breach of fiduciary duty and unjust enrichment (among other claims) based on the same allegations contained in the consolidated securities class action lawsuit, repeating Mr. Situ’s allegations that our silicon feedstock inventory was overstated, and seeks damages in an unspecified amount purportedly on behalf of our company. This lawsuit is at an early stage, and our officers and directors have not responded to the complaint.

We and/or our directors and officers may be involved in similar or other allegations, litigations or legal or administrative proceedings in the future. Regardless of the merits, responding to these matters and defending against litigation can be time consuming and costly, and may result in incurring substantial legal and administrative expenses, as well as divert the attention of our management. Any such future allegations, lawsuits or proceedings could have a material adverse effect on our business operations and adversely affect the market price of our ADSs.

Our business depends on the continued services of our executive officers and key personnel and our business may be severely disrupted if we lose their services.

Our success depends on the continued services of our executive officers and key personnel, in particular Mr. Xiaofeng Peng, our founder, chairman and chief executive officer. We do not maintain key-man life insurance on any of our executive officers and key personnel. If one or more of our executive officers and key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. As a result, our business may be severely disrupted and we may have to incur additional expenses in order to recruit and retain new personnel. In addition, if any of our executives joins a competitor or forms a competing company, we may lose some of our customers. Each of our executive officers and key personnel has entered into an employment agreement with us that contains confidentiality and non-competition provisions. However, if any dispute arises between our executive officers or key personnel and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, that these agreements could be enforced in China where most of our executive officers and key personnel reside and hold most of their assets. In addition, Mr. Peng, our founder, chairman, chief executive officer and controlling shareholder, in his personal capacity, and his family members are engaged in certain alternative energy projects, including a project involving thin-film technology. Mr. Peng and his family may invest or otherwise participate in their personal capacity in other alternative energy projects, such as projects involving solar thermal, wind energy and biofuels. To the extent that Mr. Peng devotes significant time to any such projects, it may reduce his time and services devoted to our company as chairman and chief executive officer, which could materially adversely affect our business.

Our founder, chairman, and chief executive officer, Mr. Xiaofeng Peng, has substantial control over our company and his interests may not be aligned with the interests of our shareholders.

Mr. Peng, our founder, chairman and chief executive officer, currently beneficially owns, through LDK New Energy his wholly owned British Virgin Islands company, 72,585,796 of our shares, representing approximately 55.2% of our outstanding share capital. As such, Mr. Peng will have substantial control over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, dividend policy and other significant corporate actions. Mr. Peng may take actions that are not in the best interest of our company or our shareholders and other securities holders. For example, this concentration of ownership may discourage, delay or prevent a change in control of our company, which could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of our company and might reduce the price of our ADSs. On the other hand, if Mr. Peng is in favor of any of these actions, these actions may be taken even if they are opposed by our other shareholders, including you and those who invest in our ADSs.

Mr. Peng, in his personal capacity, and his family members are engaged in certain alternative energy projects, including a project involving thin-film solar technology. LDK New Energy is the beneficial owner of all of the equity interest of the thin-film solar company. In addition, Mr. Peng and his family may invest or otherwise participate in their personal capacity in other alternative energy projects, such as projects involving solar thermal, wind energy and biofuels which might not be aligned with the interests of our shareholders.

Our controlling shareholder Mr. Peng has directly or indirectly pledged a significant portion of his equity interests in our company to secure certain loan facilities. A default under these loan facilities could result in the sale of our ordinary shares or ADSs in open market, which may cause a drop in the price of our ADSs and potentially result in a change of control of our company.

Our controlling shareholder Mr. Peng, through his wholly-owned entity, LDK New Energy, has pledged a significant portion of his equity interest (in the form of ordinary shares or ADSs) in our company to secure certain loan facilities to finance his investment in the thin-film solar project and other projects. Such loan facilities also require LDK New Energy to pledge additional shares or ADSs or other collateral if the market value of the pledged shares or ADSs fall below a certain threshold. For example, the decline of the price of our ADSs on the New York Stock Exchange during the past two months has triggered margin calls. As of the date of this report, LDK New Energy has pledged approximately 56.5 million of our ordinary shares (including ordinary shares represented by ADSs), representing approximately 42.9% of our outstanding ordinary shares, to secure such loan facilities. Under some loan agreements, Mr. Peng has also provided unlimited personal guarantees to secure the loans. LDK New Energy and Mr. Peng may from time to time obtain additional loans that are secured by a pledge of additional equity interest (in the form of ordinary shares or ADSs) in our company to finance the thin-film solar project or for other purposes. The recurrence of the global economic slowdown and financial market crisis could trigger additional margin calls for these loan facilities. Failure or delay by LDK New Energy to promptly meet such margin calls or other default under these financing arrangements could result in the sale or other disposition of some or all of the pledged shares. In addition, if we default under the loan agreements for which Mr. Peng has provided personal guarantee, Mr. Peng’s personal property, including his shares in us, may be seized and sold by the relevant lenders. This may result in a drop in the price of our ordinary shares and ADSs and potentially result in a change of control of our company.

As we operate in a highly volatile industry, which is at an early stage of development and is subject to many factors which are beyond our control, our revenues may be volatile.

The PV market is at an early stage of development and the extent of acceptance of PV technology and products is uncertain. Market data on the PV industry is not as readily available as that on other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. As a result, the average selling price and the market demand for our products are highly volatile and subject to many factors which are beyond our control, including:

•	wide commercial adoption and application of PV technology;

•	cost-effectiveness, performance and reliability of PV technology and products compared to conventional and other renewable energy sources and products;

•	availability of government subsidies and economic incentives to support the development of the PV industry;

•	success of, or increased government support for, other alternative energy generation technologies, such as fuel cells, wind power, hydroelectric power and biomass energy;

•	success of solar technologies other than crystalline silicon;

•	fluctuations in economic and market conditions that affect the viability of renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	deregulation of the electric power industry and the broader energy industry; and

•	levels of capital expenditures by end-users of PV products, which tend to decrease when economic growth slows.

If the average selling price or demand for PV products decrease dramatically, we may not be able to grow our business or generate sufficient revenues to sustain our profitability. For example, partially due to the global economic slowdown and turmoil in the global financial markets in late 2008 and early 2009, while we made a profit of $29.4 million for the three-month period ended September 30, 2009, we incurred losses of $22.5 million, $216.9 million and $24.3 million, respectively, for the three-month periods ended March 31, 2009, June 30, 2009 and December 31, 2009.

Technological changes in the PV industry could render our products uncompetitive or obsolete, which could reduce our market share and cause our net sales and profits to decline.

The PV industry is characterized by evolving technologies and standards. These technological evolutions and developments place increasing demands on the improvement of our products, such as higher PV efficiency and larger and thinner wafers. Other companies may devise production technologies that enable them to produce crystalline wafers that could yield higher PV conversion efficiencies at a lower cost than our products. Some of our competitors are developing alternative and competing solar technologies that may require significantly less silicon than crystalline solar cells and modules, or no silicon at all. Technologies developed or adopted by others may prove more advantageous than ours for commercialization of solar products and may render our products obsolete. For example, thin-film solar technology is being developed as an alternative method of producing solar power as compared to our crystalline wafer-based solar technology and products. In addition, further developments in competing polysilicon production technologies may result in lower manufacturing costs or higher product performance than those achieved from Siemens processes, including the one we employ. As a result, we may need to invest significant resources in R&D to maintain our market position, keep pace with technological advances in the PV industry and effectively compete in the future. Our failure to further refine and enhance our products or to keep pace with evolving technologies and industry standards could cause our products to become uncompetitive or obsolete, which could in turn reduce our market share and cause our net sales and profits to decline.

Unexpected equipment failures or accidents, including the release of hazardous materials, may lead to production curtailments or shutdowns, personal injuries or damage to properties.

Our wafer manufacturing and polysilicon production processes use hazardous equipment, such as reactors, DSS furnaces, squarers and wire saws. Such equipment requires skills and experience for safe operation. We could experience events such as equipment failures, explosions or fires due to employee errors, equipment malfunctions, accidents, interruptions in electricity or water cooling supplies, natural disasters or other causes. In addition, such events could cause damage to properties, personal injuries or even deaths. As a result, we may in the future experience production curtailments or shutdowns or periods of reduced production, which would negatively affect our results of operations. In addition, our polysilicon operations will involve the use, handling, generation, processing, storage, transportation and disposal of hazardous materials, which may result in fires, explosions, spills, leakage and other unexpected or dangerous accidents causing personal injuries or death, property damage, environmental damage and business interruption. Any such event could result in civil lawsuits or regulatory enforcement proceedings, which in turn could lead to significant liabilities.

Our strategy includes possible alliances, joint ventures, acquisitions and dispositions of assets, and restructuring of our business operations; our failure to successfully implement this strategy could have a material adverse effect on our business.

As part of our strategy, we intend to enter into strategic acquisitions and investments and establish strategic alliances with third parties in the solar industry if suitable opportunities arise. For example, in January 2008, we acquired 33.5% of Jiangxi Sinoma New Material Co., Ltd., or Jiangxi Sinoma, a Xinyu-based crucibles manufacturer, from Xinyu Chengdong Investment and Construction Co., Ltd. for the consideration of approximately Rmb 16.8 million. In April 2009, we formed a joint venture with Q-Cells to focus on solar power generation systems and the market development of such systems. In February 2010, we acquired the crystalline module manufacturing plant of Best Solar. We may engage in similar or other acquisitions and investments that will complement our expansion strategies. We may also make strategic dispositions of our assets or restructure our business operations. We completed the sale of a 15% equity interest in Jiangxi LDK Silicon, which owns our polysilicon plant with 15,000-metric-ton annualized production capacity in Xinyu city, China, to Jiangxi Trust, for Rmb 1.5 billion on November 20, 2009. Urban Construction Investment Group Co., Ltd., a PRC company wholly owned by the Xinyu city government, has agreed to purchase from us a 10% equity interest in Jiangxi LDK Silicon for a minimum consideration of Rmb 1.2 billion upon our giving them one month’s notice within 18 months after signing the agreement. We may raise additional financing through the disposal of our stakes in the polysilicon plant or any other business. Strategic acquisitions, investments and alliances with third parties could subject us to a number of risks, including risks associated with sharing proprietary information and a reduction or loss of control of operations that are material to our business. Moreover, strategic acquisitions, investments and alliances may be expensive to implement and subject us to the risk of non-performance by a counterparty, which may in turn lead to monetary losses that may materially adversely affect our business. An acquisition of a business could also expose us to the risk of assumption of unknown liabilities and other unforeseen risks.

Product defects could result in increased costs, damage to our reputation and loss of revenues and market share.

Our products may contain defects that are not detected until they have been shipped or installed. For example, in July 2006, we had sales returns of over 7,000 pieces of improperly cleaned wafers due to the malfunction of our automated cleaning system and the limited operating experience of our employees. In 2007, 2008 and 2009, we recorded an inventory write-down of $4.2 million, $9.7 million and $2.4 million, respectively, due to defects identified in certain of our wafers. In the ordinary course of our business, we also encounter periodic sales returns due to non-conformity with customers’ specifications or product defects. In each case, we are required to replace our products promptly. Product defects and the possibility of product defects could cause significant damage to our market reputation and reduce our product sales and market share. If we cannot successfully maintain the consistency and quality throughout our production process, this will result in substandard quality or performance of our wafers, including their reduced PV efficiency and higher wafer breakage. If we deliver solar wafers with defects, or if there is a perception that our products are of substandard quality, we may incur substantially increased costs associated with replacements of wafers, our credibility and market reputation will be harmed and sales of our wafers may be adversely affected.

We are subject to the management report and auditor attestation report requirements of Section 404 of the Sarbanes-Oxley Act; if we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud, and investor confidence and the market price of our ADSs may be adversely affected.

We, as a public company, are subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act and the related SEC rules require that we evaluate the effectiveness, as of the end of each fiscal year, of our internal control over financial reporting and include in our annual reports on Form 20-F for each fiscal year (i) a report of our management on our internal control over financial reporting that contains, among other things, management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the most recent fiscal year, including a statement whether or not internal control over financial reporting is effective and (ii) the opinion of our registered public accounting firm, either unqualified or adverse, as to whether we maintained, in all material respects, effective internal control over financial reporting as of the end of such fiscal year. Our management and auditors are not permitted to conclude that our internal control over financial reporting is effective if there are one or more “material weaknesses” in our internal control over financial reporting, as defined in rules of the SEC and the U.S. Public Company Accounting Oversight Board, or the PCAOB. Our management or our auditors may conclude that our efforts to remediate the problems identified were not successful or that otherwise our internal control over financial reporting is not effective. This could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could adversely impact the market price of our ADSs. We have incurred, and will continue to incur, significant costs and have used, and will continue to use, significant management and other resources in order to comply with Section 404 of the Sarbanes-Oxley Act.

If we are unable to attract, train and retain technicians and a skilled labor force, our business may be materially adversely affected.

Our continued success depends, to a significant extent, on our ability to attract, train and retain technicians and a skilled labor force for our business. Recruiting and retaining capable technicians, particularly those with expertise in the PV industry, are vital to our success. Our principal operations are located at Xinyu city of Jiangxi province, a relatively less developed region compared to coastal cities in China. Our location adds difficulties to our recruiting efforts. In addition, there exists substantial competition for qualified technicians in the PV industry, and there can be no assurance that we will be able to attract or retain technicians. Neither can we assure you that we will be able to recruit, train and retain skilled workers. As we have disclosed in the risk factor entitled “— We have recently expanded our international business operations, and our failure and/or inexperience in such new endeavors could adversely affect our business expansion strategies and harm our reputation,” we now face additional difficulties in staffing our overseas operations. If we fail to attract and retain qualified employees, our business and prospects may be materially adversely affected.

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

Our financial statements are expressed in U.S. dollars but the functional currency of our principal operating subsidiaries, Jiangxi LDK Solar, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, is Renminbi. The value of your investment in our ADSs and other securities will be affected by the foreign exchange rate between U.S. dollars and Renminbi. In addition, to the extent we hold assets denominated in U.S. dollars, including the net proceeds to us from our various offerings of securities, any appreciation of Renminbi against the U.S. dollar could result in a change to our statements of operations and a reduction in the value of our U.S. dollar denominated assets. On the other hand, if we decide to convert our Renminbi amounts into U.S. dollars for the purpose of making payments for dividends on our shares or ADSs or for other business purposes, including payments to service our convertible senior notes and other foreign debt, a decline in the value of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of the Renminbi upon such conversion. In addition, a depreciation of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results, the value of your investment in our company and the dividends we may pay in the future, if any, all of which may have a material adverse effect on the price of our ADSs.

We incurred a net foreign currency exchange loss of $1.7 million and $0.6 million during the years ended December 31, 2007 and 2009, respectively, and we recorded a net foreign currency exchange gain of $14.5 million for the year ended December 31, 2008. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur additional net foreign currency losses in the future. During 2007, 2008 and 2009, we entered into certain foreign exchange forward contracts to reduce the effect of our foreign exchange exposure. However, we cannot assure you that such hedging activities will be effective in managing our foreign exchange risk exposure.

Compliance with environmental and safety regulations is expensive, and noncompliance may result in adverse publicity and potentially significant monetary damages and fines or suspension of our business operations.

We are required to comply with all national and local regulations regarding protection of the environment. Compliance with environmental regulations is expensive. In addition, if more stringent regulations are adopted by the PRC government in the future, the costs of compliance with PRC environmental protection regulations could increase. Upon the completion of our polysilicon production facilities, we will use, generate, store and discharge toxic, volatile and otherwise hazardous chemicals and wastes in our R&D and production processes, and we are subject to regulations and periodic monitoring by local environmental protection authorities and are required to comply with all PRC national and local environmental protection laws and regulations.

Our polysilicon plant will use hazardous chemicals in the production process. Under PRC environmental regulations, we are required to obtain a safety appraisal approval before the construction of our polysilicon production facilities, and we are further required to undergo safety examination and obtain approval with relevant governmental authorities after we have completed the installation of our manufacturing equipment and before the polysilicon production plant commences commercial production. We must also register the hazardous chemicals to be used in the production process with the relevant authorities and to obtain safety permits, which include a permit for the storage and use of hazardous chemicals and a permit for the use of atmospheric pressure containers. We have not yet obtained all of the necessary approvals and permits for our polysilicon production plant and solar wafer manufacturing facilities currently under construction, and we cannot assure you that we will be able to obtain these approvals and permits upon completion of the construction or commencement of commercial production on a timely basis or at all. The relevant governmental authorities have the right to impose fines or deadlines to cure any non-compliance, or to order us to cease construction or production if we fail to comply with these requirements. If we fail to comply with present or future environmental regulations, we may be subject to substantial fines or damages or suspension of our business operations, and our reputation may be harmed.

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

We have developed various production process related know-how and technologies in the production of solar wafers, ingots, polysilicon and recycling of the STC produced as a by-product of polysilicon production. We anticipate that we will also develop various production process related know-how and technologies in the production of polysilicon over time. Such know-how and technologies play a critical role in our quality assurance and cost reduction. In addition, we have implemented a number of R&D programs with a view to developing techniques and processes that will improve production efficiency and product quality. Our intellectual property and proprietary rights arising out of these R&D programs will be crucial in maintaining our competitive edge in the solar wafer and polysilicon industries. We currently do not have any patent or patent application pending in China or elsewhere. We currently use contractual arrangements with employees and trade secret protections to protect our intellectual property and proprietary rights. Nevertheless, contractual arrangements afford only limited protection and the actions we may take to protect our intellectual property and proprietary rights may not be adequate. In addition, others may obtain knowledge of our know-how and technologies through independent development. Our failure to protect our production process related know-how and technologies and/or our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property and proprietary rights. Policing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation, which can be costly and divert management attention and other resources away from our business, may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of our proprietary rights. We cannot assure you that the outcome of such potential litigation will be in our favor. An adverse determination in any such litigation will impair our intellectual property and proprietary rights and may harm our business, prospects and reputation.

We may be exposed to infringement, misappropriation or other claims by third parties and an adverse determination could result in us paying significant damages.

Our success depends on our ability to use and develop our technology and know-how, to produce our polysilicon, solar wafers and ingots and to sell our solar wafers and ingots without infringing the intellectual property or other rights of third parties. We do not have, and have not applied for, any patents for our proprietary technologies in China or elsewhere. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. For example, in June 2008, an objection was filed against Jiangxi LDK Solar regarding its trademark “LDK.” The review proceeding is still pending. The validity and scope of claims relating to PV technology patents involve complex scientific, legal and factual questions and analyses and, therefore, may be highly uncertain. The defense and prosecution of intellectual property suits, patent opposition proceedings, trademark disputes and related legal and administrative proceedings can be both costly and time consuming and may significantly divert our resources and the attention of our technical and management personnel. An adverse ruling in any such litigation or proceedings could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products, or subject us to injunctions prohibiting the production and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such dispute.

We have granted, and may continue to grant, stock options under our stock incentive plan and our net income could be adversely impacted.

We adopted a stock incentive plan in 2006. As of the date of this report, we have outstanding stock options under our stock incentive plan with respect to 12,033,937 shares, all of which were granted to our directors, employees, consultants and service providers. During 2008 and 2010, as a result of the significant decreases of our share prices amid the global economic slowdown and financial market crisis, we and some of our optionees agreed to cancel some of the previously granted, but not yet vested, stock options and to replace them with newly granted options with similar terms at lower exercise prices. According to Accounting Standards Codification, or ASC, Topic 718, “Share-Based Payment,” issued by the Financial Accounting Standards Board, or FASB, we are required to recognize share-based compensation as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. The additional expenses associated with share-based compensation may reduce the attractiveness of issuing stock options under our stock incentive plan. However, if we do not grant stock options or reduce the number of stock options that we grant, we may not be able to attract and retain key personnel. If we grant more stock options to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income.

Most of our production, storage, administrative and R&D facilities are located in close proximity to one another in Xinyu city of Jiangxi province. Any damage or disruption at these facilities would have a material adverse effect on our business, financial condition and results of operations.

Our production, storage, administrative and R&D facilities are located in close proximity to one another in Xinyu city of Jiangxi province in China. A natural disaster, such as fire, floods, typhoons or earthquakes, snow storms, or other unanticipated catastrophic events, including power interruption, telecommunications failures, equipment failures, explosions, fires, break-ins, terrorist acts or war, could significantly disrupt our ability to manufacture our products and operate our business. If any of our production facilities or material equipment were to experience any significant damage or downtime, we would be unable to meet our production targets and our business would suffer. Any damage or disruption at these facilities would have a material adverse effect on our business, financial condition and results of operations.

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

In March 2007, the PRC National People’s Congress enacted a new Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008. The new tax law imposes a unified income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify for preferential tax treatments under certain limited exceptions. The EIT Law and the related regulations permit companies to continue to enjoy their preferential tax treatments under the prior tax regime until such treatments expire in accordance with their terms, on the condition that such preferential tax treatments are available under the grandfather clauses of the EIT Law and the related regulations. As a result, Jiangxi LDK Solar is subject to a reduced unified enterprise income tax rate of 12.5% from 2008 to 2010. In December 2009, Jiangxi LDK Solar was recognized by the PRC government as a

“High and New Technology Enterprise” under the EIT Law and is entitled to the preferential enterprise income tax rate of 15% from 2009 to 2011. Under the EIT Law, where the transitional preferential enterprise income tax policies and the preferential policies prescribed under the EIT Law and its implementation rules overlap, an enterprise may choose the most preferential policy, but may not enjoy multiple preferential policies. Jiangxi LDK Solar has chosen to complete the above-mentioned 2-year-exemption-plus-3-year-50%-reduction holiday for the overlapping period of 2009 and 2010. As a result, Jiangxi LDK Solar will be subject to income tax at 15% for 2011 and at 25% thereafter. Our other PRC subsidiaries do not enjoy any preferential tax treatment in China. When our current tax benefits expire or otherwise become unavailable to us for any reason, our profitability may be adversely affected.

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

We may be deemed a PRC resident enterprise under the EIT Law and be subject to the PRC taxation on our worldwide income.

We are a Cayman Islands holding company with substantially all of our operations conducted through our operating subsidiaries in China. Under the PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises effective prior to January 1, 2008, any dividends payable by foreign-invested enterprises, such as our PRC subsidiaries, to their non-PRC investors, such as our Cayman Islands holding company, were exempt from PRC withholding tax. In addition, any dividends payable, or distributions made, by us to holders or beneficial owners of our shares or ADSs were not subject to any PRC tax, provided that such holders or beneficial owners, including individuals and enterprises, were not deemed to be PRC residents under the PRC tax law and were not otherwise subject to PRC tax. Under the EIT Law and its implementation regulations, if our Cayman Islands holding company continues to be treated as a foreign investor, or a “non-resident enterprise” for PRC tax law purposes, dividends and distributions for earnings derived since January 1, 2008 from our PRC subsidiaries to us will be subject to a 10% withholding tax. The Cayman Islands where we are incorporated has no tax treaty with China entitling us to any withholding tax rate at lower than 10%.

The EIT Law, however, also provides that enterprises established outside China whose “de facto management bodies” are located in China are considered “resident enterprises” and will generally be subject to the uniform 25% enterprise income tax rate as to their global income. Under the implementation regulations issued by the State Council relating to the EIT Law, “de facto management body” is defined as the body that has material and overall management control over the business, personnel, accounts and properties of an enterprise. In April 2009, the PRC State Administration of Taxation promulgated a circular to clarify the definition of “de facto management body” for enterprises incorporated overseas with controlling shareholders being PRC enterprises. However, it remains unclear how the tax authorities will treat an overseas enterprise invested or controlled by another overseas enterprise and ultimately controlled by PRC individual residents as is in our case. We have not been notified by the relevant tax authorities that we are treated as a PRC resident enterprise. Since substantially all of our management is currently based in China and may remain in China in the future, we may be treated as a PRC resident enterprise for PRC enterprise income tax purposes and subject to the uniform 25% enterprise income tax on our global income excluding the dividend income we receive from our PRC subsidiaries. You should also read the risk factor entitled “— Dividends payable by us to our foreign investors and gains on the sale of our shares or ADSs may be subject to withholding taxes under PRC tax laws” below. If we are treated as such a PRC resident enterprise under the PRC tax law, we could face significant adverse tax consequences which could affect the value of your shares or ADSs.

Dividends payable by us to our foreign investors and gains on the sale of our shares or ADSs may be subject to withholding taxes under PRC tax laws.

Under the EIT Law and its implementation regulations, to the extent dividends from earnings derived since January 1, 2008 are sourced within China and we are considered a “resident enterprise” in China, then PRC income tax at the rate of 10% would be withheld from dividends payable by us to investors that are “non-resident enterprises” so long as such “non-resident enterprise” investors do not have an establishment or place of business in China or, despite the existence of such establishment or place of business in China, the relevant income is not effectively connected with such establishment or place of business in China. Any gain realized on the transfer of our shares or ADSs by such “non-resident enterprise” investors would be subject to a 10% PRC income tax if such gain is regarded as income derived from sources within China and we are considered a “resident enterprise” in China. If we are required under the new tax law to withhold PRC income tax on our dividends payable to our foreign shareholders or foreign holders of our ADSs who are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our shares or ADSs under PRC tax laws, the value of your investment in our shares or ADSs may be materially adversely affected. It is unclear whether, if we are considered a PRC “resident enterprise,” holders of our shares or ADSs might be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

We rely principally on dividends, if any, paid by our subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company and rely principally on dividends, if any, paid by our subsidiaries for cash requirements, including the funds necessary to service any debt we incur and to pay any dividend we declare. If any of our subsidiaries incurs debt in its own name, the instruments governing the debt may restrict dividends or other distributions on its equity interest to be paid to us. Furthermore, applicable PRC laws, rules and regulations permit payment of dividends by our PRC subsidiaries only out of their retained earnings, if any, determined in accordance with PRC accounting standards. Our PRC subsidiaries are required to set aside a certain percentage of their after-tax profit based on PRC accounting standards each year for their reserve fund in accordance with the requirements of relevant PRC laws and the relevant provisions in their respective articles of associations. As a result, our PRC subsidiaries may be restricted in their ability to transfer any portion of their net income to us whether in the form of dividends, loans or advances. Any limitation on the ability of our subsidiaries to pay dividends to us could materially adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, service our debts, or otherwise fund and conduct our business. Under the EIT Law and its implementation regulations, PRC income tax at the rate of 10% is applicable to dividends payable for earnings derived since January 1, 2008 by PRC enterprises to “non-resident enterprises” (enterprises that do not have an establishment or place of business in China, or that have such establishment or place of business in China but the relevant income is not effectively connected with such establishment or place of business), subject to any lower withholding tax rate as may be contained in any income tax treaty or agreement that China has entered into with the government of the jurisdiction where such “non-resident enterprises” were incorporated. If we are considered as a “non-resident enterprise” under the PRC tax law, any dividend that we receive from our PRC subsidiaries may be subject to PRC taxation at the 10% rate.

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

All employee participants to our existing 2006 stock incentive plan who are PRC citizens may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC laws.

On March 28, 2007, SAFE issued the Operating Procedures on Administration of Foreign Exchange Regarding Participation by PRC Individuals in Employee Stock Ownership Plan and Stock Option Plan of Overseas Listed Companies, or the Stock Option Rule. It is not clear whether the Stock Option Rule covers any type of equity compensation plans or incentive plans which provide for the grant of ordinary share options or authorize the grant of restricted share awards. For plans which are so covered and are adopted by an overseas listed company, the Stock Option Rule requires the employee participants who are PRC citizens to register with SAFE or its local branch within ten days of the beginning of each quarter. In addition, the Stock Option Rule also requires the employee participants who are PRC citizens to follow a series of requirements on making necessary applications for foreign exchange purchase quota, opening special bank account and filings with SAFE or its local branch before they exercise their stock options.

Although we have assisted our employees with registration with the Jiangxi branch of SAFE for our stock option plan according to the Stock Option Rule, failure to comply with such provisions may subject us and the participants of our employee stock option plan who are PRC citizens to fines. To date, we have not received any notice from SAFE or its local branch regarding any legal sanctions to us or our employees. Failure to comply with such provisions may subject us and the participants of our employee stock option plan who are PRC citizens to fines and legal sanctions and prevent us from further granting options under our employee stock option plan to our employees, which could adversely affect our business operations.

We face risks related to health epidemics and other outbreaks of contagious diseases, including influenza A (H1N1), avian flu and SARS.

Our business could be adversely affected by the effects of influenza A (H1N1), avian flu, SARS, or other epidemic outbreaks. In April 2009, an outbreak of influenza A caused by the H1N1 virus occurred in Mexico and the United States, and spread into a number of countries rapidly. There have been reports of outbreaks of a highly pathogenic avian flu, caused by the H1N1 virus, in certain regions of Asia and Europe. Over the years, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. An outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, any recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the outbreaks in 2003 which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, could also have similar adverse effects of a similar scale. Any prolonged occurrence or recurrence of these contagious diseases or other adverse public health developments may have a material adverse effect on our business operations. These include limitations on our ability to travel or ship our products outside China as well as temporary closure of our production facilities for quarantine or for preventive purposes. Such closures or travel or shipment restrictions could severely disrupt our business operations and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any health epidemics and other outbreaks of contagious diseases, including influenza A (H1N1), avian flu, or SARS.

Risks Relating to Our ADSs and Shares

The market price of our ADSs has been and may continue to be volatile, which could cause the value of your investments to decline.

The market price of our ADSs experienced, and may continue to experience, significant volatility. For the period from June 1, 2007 to December 31, 2009, the closing price of our ADSs on the New York Stock Exchange has ranged from a low of $4.04 per ADS to a high of $73.95 per ADS. You may find additional information on the historical high and low closing prices of our ADSs as reported by the New York Stock Exchange under “Item 9. The Offer and Listing — A. Offer and Listing Details — 4. Information Regarding the Price History of the Stock” and “— C. Markets” in this report.

Numerous factors, including many over which we have no control, may have a significant impact on the market price of our ADSs, including, among other things:

•	announcements of technological or competitive developments;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	announcements of studies and reports relating to the conversion efficiencies of our products or those of our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates or other material comments by securities analysts relating to us, our competitors or our industry in general;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;

•	a breach or default, or the perception of a possible breach or default, under our existing loan agreements, credit facilities or other debt instruments;

•	announcements by other companies in our industry relating to their operations, strategic initiatives, financial condition or financial performance or to our industry in general;

•	announcements of acquisitions or consolidations involving industry competitors or industry suppliers;

•	changes in the economic performance or market valuations of other PV technology companies;

•	addition or departure of our executive officers and key research personnel;

•	sales or perceived sales of additional ordinary shares or ADSs by us or our significant shareholders; and

•	impact and development of any lawsuit, currently pending or threatened, or that may be instituted in the future.

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

Under Cayman Islands law, we may only pay dividends out of our profits or our share premium account subject to our ability to service our debts as they fall due in the ordinary course of our business. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. We cannot give any assurance that we will declare dividends of any amount, at any rate or at all. We have not paid any dividend in the past. Future dividends, if any, will be at the discretion of our board of directors and will depend upon our future operations and earnings, capital expenditure requirements, general financial conditions, legal and contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company, we rely principally on dividends, if any, paid by our subsidiaries to us to fund our dividend payments, if any, to our shareholders, including you, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to pay dividends to you. You should refer to the section entitled “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Distribution Policy” in this report for additional information regarding our current dividend policy.

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

Substantial future sales or perceived sales of our ADSs, ordinary shares or equity-linked securities in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares, including those equity-related securities issued upon the exercise of our outstanding stock options, in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2009, we had 129,771,643 ordinary shares outstanding, including 83,743,572 ordinary shares represented by 83,743,572 ADSs. Mr. Peng currently has borrowings invested in his alternative energy projects from financial institutions, which are secured by pledges of shares in our company. If Mr. Peng defaults on his obligations under these financings, the financial institutions may sell the pledged shares. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any financial institutions, or the availability of these securities for future sale, will have on the market price of our ADSs. The price of our ordinary shares and ADSs may decline as a result.

In addition, we may issue additional ADSs, ordinary shares or equity-related securities. If we issue additional ADSs or ordinary shares, your ownership interests in our company would be diluted and this in turn could have a material adverse effect on the price of our ADSs.

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

A.  History and Development

Our legal and commercial name is LDK Solar Co., Ltd. We were incorporated in the Cayman Islands on May 1, 2006 by LDK New Energy, a British Virgin Islands company wholly owned by Mr. Xiaofeng Peng, our founder, chairman and chief executive officer, to acquire all of the equity interests in Jiangxi LDK Solar from Suzhou Liouxin Industry Co., Ltd., or Suzhou Liouxin, and Liouxin Industrial Limited. On July 10, 2006, upon approval of the relevant PRC government authorities, Jiangxi LDK Solar became our wholly owned subsidiary. On September 5, 2006, we incorporated LDK Solar International Company Limited, or LDK Hong Kong, in Hong Kong as our wholly owned subsidiary. On January 15, 2007, we incorporated LDK Solar USA, Inc. in California as our wholly owned subsidiary. We established two wholly owned PRC subsidiaries, Jiangxi LDK Silicon, and Jiangxi LDK Polysilicon on July 12 and October 11, 2007, respectively, both in Jiangxi province, China. We sold a 15% equity interest in Jiangxi LDK Silicon to Jiangxi International Trust and Investment Co., Ltd., or Jiangxi Trust, a PRC company controlled by the Jiangxi provincial government, for Rmb 1.5 billion on November 20, 2009. Jiangxi LDK Solar, Jiangxi LDK Silicon, and Jiangxi LDK Polysilicon are our principal operating subsidiaries. On September 27, 2008, we established LDK Solar Hi-Tech (Nanchang) Co., Ltd., or Nanchang LDK, in Jiangxi province, China as our wholly owned subsidiary. In March, 2009, we incorporated LDK Solar Europe S.A., or LDK Europe, in Luxemburg as our wholly owned subsidiary. LDK Hong Kong owns a 100% interest in LDK Europe. In April 2009, we formed a joint venture, LQ Energy GmbH, with Q-Cells. We own a 51% equity interest of LQ Energy GmbH. On

December 8, 2009, we incorporated a wholly owned subsidiary, LDK Silicon & Chemical Technology Co., Ltd., or LDK Silicon Cayman, in the Cayman Islands. On January 12, 2010, we incorporated a wholly owned subsidiary, LDK Silicon Holding Co., Limited, or LDK Silicon Hong Kong, in Hong Kong.

In June 2007, we completed the IPO of our ADSs and listed our ADSs on the New York Stock Exchange. We are currently 55.2% beneficially owned by Mr. Peng without taking into account any securities that any shareholder has the right to acquire within 60 days after the date hereof through the exercise of any option, warrant or right. As a result, Mr. Peng maintains, as he has since our inception, effective control over our business and corporate matters that require shareholders’ approval.

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

B.  Business Overview

We are the world’s largest producer of solar wafers in terms of capacity, according to Solarbuzz, and a leading solar module manufacturer. We have been expanding our business to meet the solar industry’s requirements for high-quality and low-cost solar materials, modules, systems and solutions. We are currently ramping up our polysilicon production capacity, and we intend to continue to pursue our strategy of the vertical integration by further expanding our downstream business.

We sell multicrystalline and monocrystalline wafers globally to manufacturers of solar cells and modules. Solar wafers are the principal raw material used to produce solar cells, which are devices capable of converting sunlight into electricity. We also sell solar materials, which include ingots, and other chemicals used to produce polysilicon and solar wafers. In addition, we provide wafer processing services. As of December 31, 2009, we had an annualized wafer production capacity of approximately 1.8 GW and we increased our production capacity to 2.0 GW in the first half of 2010. Our production operations are primarily located in Xinyu city of Jiangxi province, China.

As part of our vertical integration strategy, we have constructed a polysilicon plant with two polysilicon production facilities near our wafer production facilities. As of December 31, 2009, we had an installed annualized polysilicon production capacity of 6,000 metric tons. We have implemented a modified Siemens process to produce solar-grade polysilicon. In our first facility, we commenced commercial production in the fourth quarter of 2009 and currently have an installed annualized polysilicon production capacity of 1,000 metric tons. We intend to increase the installed annualized production capacity of the first facility to 3,000 metric tons by the end of 2010. In our second facility, we have been in the process of building out three separate trains, each with a 5,000-metric-ton annualized production capacity. In September 2009 and May 2010, we completed the first production run at the first 5,000-metric-ton train and achieved mechanical completion of the second 5,000-metric-ton train, respectively, thereby increasing our aggregate installed annualized production capacity to 11,000 metric tons. We expect to complete the construction of our third train in 2011. We have completed the installation of the closed-loop production process for our first facility and expect to complete such installation for the second facility within 2010. Our closed-loop polysilicon production process is designed so we are able to internally produce and use many of the key chemicals and gases required to make silicon, such as TCS, HCl and hydrogen, while also recycling the residual STC for the polysilicon production process. We intend to increase our total installed annualized polysilicon production capacity to 18,000 metric tons by 2011. As part of the strategy to reduce wafer production costs, we intend to consume all of the polysilicon output in our wafer production. We will also consider selling any surplus output to customers.

In the third quarter of 2009, we commenced sales of solar modules to developers, distributors and system integrators. Our modules have been certified in various European countries and the U.S. We acquired the crystalline module manufacturing plant of Best Solar in February 2010. We intend to develop and expand our module business to approximately 1.5 GW by further developing our in-house production capabilities and/or potential acquisitions. We currently outsource our cells production on a tolling basis with the wafers we provide, and are also establishing an R&D line for high-efficiency solar cells with an annualized production capacity of 60 MW.

We develop solar projects in Europe and China and may enter additional markets in the future, including through joint ventures or project partnerships. We intend to sell such projects to third parties upon completion of their development. We also provide EPC services in China. Our principal customers include CSI, E-Ton, Gintech, Hyundai, Motech Industries Inc., or Motech, Neo Solar, and Q-Cells, in terms of net sales for the year ended December 31, 2009.

Our increasing scale of operations and cost reduction program have generally reduced our unit manufacturing cost since our inception. We are, however, subject to fluctuations in market prices of polysilicon feedstock and other raw materials used in our production. We have a dedicated R&D team, whose primary objectives are to enhance our product quality and achieve a more efficient manufacturing process by improving production yield and lowering production costs.

Competitive Strengths

We believe that our rapid growth and strong market position are largely attributable to our following principal competitive strengths:

•	Largest solar wafer manufacturer. We are the world’s largest manufacturer of solar wafers in terms of capacity, according to Solarbuzz. We have established a large-scale wafer manufacturing facility with an annual manufacturing capacity of approximately 1.8 GW as of December 31, 2009. Our leading position has enabled us to form strong strategic relationships with our customers, including some key cell and module players in the industry. Such strategic relationships have helped us gain feedback to improve our manufacturing process and our technology and enter into new long-term contracts. Leveraging our scale and market position, we are able to procure advanced production equipment on favorable terms. As of December 31, 2009, we had invested $1.1 billion in property, plant and equipment for our wafer facilities.

•	Cost-effective production. We believe our production is cost-effective due to our efficient production process, China-based manufacturing facilities and R&D, and economy of scale. For our wafer business, we have developed processing technologies to reduce our production costs at each step of the production process, which include recycling more polysilicon, producing bigger ingots, increasing wafer size, reducing wafer thickness, recovering slurry and increasing production yield. For our polysilicon business, our in-house production of most of the raw materials, low energy consumption and costs, and large scale will allow us to produce polysilicon cost-effectively. By producing all of our products in China, we are able to benefit from low-cost labor, land, ancillary equipment and facilities, consumables and utilities. We also benefit from reliable and low-cost electricity in China, paying Rmb 0.40 and Rmb 0.25 per kilowatt-hour for wafering and polysilicon production, respectively. Our R&D efforts are aimed at achieving both near-term production process efficiency improvements and long-term technological achievements through our collaboration with leading universities and our internal resource. For the year ended December 31, 2009, our conversion cost was approximately $0.35 for wafers we manufacture and approximately $0.31 for wafers we process for our customers.

•	In-house polysilicon production. Polysilicon is the largest cost component for manufacturing wafers. Polysilicon production is also the most complicated step in the solar value chain compared to wafer manufacturing, cell or module manufacturing, system integration and project development. By having our own in-house polysilicon capabilities, we are able to reduce material costs, maintain quality control, ensure availability and reduce the overall time in our production process. As of December 31, 2009, we had an installed annualized polysilicon production capacity of 6,000 metric tons. We utilize a modified Siemens process and have completed the installation of our closed-loop production process for the first 1,000-metric-ton facility. We also produce most of the chemicals and gases that are required to produce polysilicon such as TCS, HCl and hydrogen. We are in the process of expanding our polysilicon facilities and expect to increase our total production capacity to 18,000 metric tons by the end of 2011. As of December 31, 2009, we had invested $1.7 billion in fixed assets for our polysilicon facilities.

•	Vertically integrated capabilities. Along with our polysilicon and wafering capabilities, we also sell modules, develop projects and provide EPC services to our customers. As of December 31, 2009, we sold 32.7 MW of modules to our customers. In February 2010, we acquired the crystalline module manufacturing plant of Best Solar. We believe our vertically integrated business model provides a more streamlined and efficient production process, shorter production cycles, better quality control and lower costs when compared to less vertically integrated solar companies. We believe our vertically integrated model has improved our margins and helped reduced negative pressure on margins from recent changes in industry dynamics. Depending on market conditions, we have the flexibility to buy and sell solar products along the value chain to maximize our revenue and profit.

•	Strong and diversified customers base. We have established a number of long-term relationships and sales arrangements with key players in the PV industry. Our current customer base consists of some of the major international players in the PV cell and module manufacturing sector, including CSI, E-Ton, Gintech, Hyundai, Motech, Neo Solar and Q-Cells. Our revenues are also diversified geographically around the world. For the year ended December 31, 2009, our products were sold to over 150 customers in 24 countries.

Our Strategies

We intend to pursue the following strategies:

•	Maintain our cost leadership position. We have developed proprietary manufacturing processes to reduce our costs and increase our operational efficiency in our overall production processes. We plan to continue to devote substantial R&D resources and recruit additional experienced R&D personnel to enhance our technological capabilities in order to reduce manufacturing costs, improve production yield and pursue technological innovation. We plan to continue our strategy of providing high quality solar wafers at competitive prices by focusing on maximizing polysilicon utilization, improving polysilicon recovery, reducing costs associated with raw materials and consumable items and relying more on in-house polysilicon feedstock. We are in the process of ramping up our in-house polysilicon production capabilities. Polysilicon continues to remain the highest cost component in wafer production despite the recent decreases in its price. By producing polysilicon internally, we should be able to reduce purchases of polysilicon on the spot market, which we believe should help us achieve favorable blended raw material costs.

•	Continue to expand and strengthen our in-house polysilicon capabilities. We plan to continue to expand and strengthen our in-house polysilicon capabilities. Since August 2007, we have formed a strong team of engineers and technicians to build our polysilicon facilities. In September 2009 and May 2010, we completed the first production run for the first 5,000-metric-ton train of our 15,000-metric-ton polysilicon facilities and achieved mechanical completion of the second 5,000-metric-ton train, respectively, which increased our annualized production capacity to 11,000 metric tons. We expect to increase our total installed annualized polysilicon capacity to 18,000 metric tons by 2011. We intend to expand and strengthen our capabilities by acquiring more equipment necessary for manufacturing and testing polysilicon, continuing the installation of our remaining production lines and further strengthening our engineering capabilities. By strengthening our polysilicon capabilities we seek to lower the cost, enhance the quality and increase the yield of the polysilicon we produce. We should be able to strengthen our competitive position in the solar value chain as polysilicon production is more complicated and has fewer players when compared with cell and module production.

•	Continue to vertically integrate our capabilities downstream. We plan to continue to pursue our strategy of vertical integration. We currently produce polysilicon, wafers and modules in-house and outsource our cell manufacturing capabilities to third-party providers on a tolling basis with our wafers. We also develop solar projects in Europe and China and provide EPC services in China. In addition to enhancing our polysilicon production capabilities, we intend to build up other parts in our solar value chain such as cell production. We are in the process of establishing an R&D line for high-efficiency cell production. We intend to continue to expand our module business through in-house productions and/or potential acquisitions. We believe by being a vertically integrated solar company, we will be able to provide our customers with a range of services and products while at the same time giving us better control of the time to market, costs and quality of the products we manufacture.

•	Further expand module business by building out sales, marketing and development teams. We plan to continue to broaden our geographic presence and further strengthen our relationships with customers both in China and overseas for both the wafers and modules we sell. We intend to further enhance our own module brand and distribution capabilities for our brand and our OEM modules by increasing the sales and marketing efforts in countries such as U.S., China and various European countries. Besides selling to third parties, we also use the modules in our projects. We intend to continue to build out our project development teams in Europe and China, which will enable us to strengthen our brand in solar farms as well as rooftops and building-integrated-photovoltaic, or BIPV.

•	Consider various strategic alternatives. We intend to continue to consider suitable opportunities to enter into strategic alliances or acquisitions and to restructure or to sell a minority interest in our business. We plan to seek alliances or acquisitions that provide synergies or otherwise strengthen our existing business, relating to upstream or downstream players with various technology capabilities in the production of polysilicon, cells or modules. In addition, to the extent we believe it is synergistic and favorable to our business, we may also consider acquisitions of other solar wafer manufacturers. We may consider to restructure or to sell a minority interest in our business to strengthen our business and balance sheet or bring in a strategic partner that can provide synergies to our current operations. We believe that our relationships with many industry participants and our knowledge of, and experience in, the PV industry enables us to understand industry trends, technological developments and applications of PV technologies, which should assist us in considering various alternatives.

Our Products and Services

We manufacture and sell solar wafers. We currently produce and sell solar wafers in three principal sizes of 125 by 125 millimeters, or mm, 150 by 150 mm and 156 by 156 mm, and with thicknesses from 180 to 220 microns. We began manufacturing monocrystalline wafers in the second quarter of 2009.

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

Wafer production

Production of wafers can be divided into two main steps:

•	Production of Polysilicon Ingot. We prepare our polysilicon feedstock with de-ionized water in etching stations. The prepared polysilicon feedstock is then placed in crucibles and each crucible is loaded into our DSS furnaces for melting and crystallization. Polysilicon ingots formed during the crystallization process are then cut into smaller blocks with a squarer, a process known as squaring. Our polysilicon ingots are currently 270 kilograms or 450 kilograms in weight and 690 by 690 mm or 840 by 840 mm in width and 243 mm in height. We have been engaged in R&D efforts in collaboration with GT Solar to increase the number of wafers that can be produced per standard ingot by 15%. We successfully produced a multicrystalline silicon ingot weighing 660 kilograms in June 2009. The 660-kilogram ingot was the largest ingot we produced and represented a 46.7% increase in capacity from the standard 450 kilogram ingot. Casting process for monocrystalline wafers is generally more expensive than that for multicrystalline wafers with similar dimensions. However, monocrystalline wafers are generally more efficient than multicrystalline wafers because the increased conductivity of electrons in monocrystalline silicon yields higher energy conversion rates than multicrystalline silicon.

•	Wafering. After inspection, the polysilicon blocks are cropped and prepared for slicing. Then the polysilicon blocks are sliced into wafers by wire saws. We then wash and dry the wafers at our wafer cleaning stations for final inspection, packaging and delivery.

In addition, we also sell polysilicon materials, which include ingots and polysilicon scraps.

Illustrated below is a diagram of our multicrystalline ingot production and wafering process:

We manufacture multicrystalline and monocrystalline wafers and ingots at our facilities in Xinyu city, Jiangxi province, China. Our wafer manufacturing facilities occupy a site area of approximately 3.1 million square meters in Xinyu Hi-Tech Industrial Park of the high-tech development zone of Xinyu city.

We currently have four plants to house our multicrystalline and monocrystalline wafer manufacturing operations in the Xinyu Hi-Tech Industrial Park. As of December 31, 2009, we had the following multicrystalline and monocrystalline wafer manufacturing equipment in operation:

•	361 DSS furnaces used for ingot production;

•	67 squarers used to cut ingots into blocks;

•	219 wire saws used to slice blocks into wafers; and

•	other supplemental or ancillary facilities.

Our annual production capacity of multicrystalline wafers as of December 31, 2009 was approximately 1.8 GW.

We have been improving our technologies and expertise to optimize the mix of polysilicon feedstock of different grades and to ensure and improve our multicrystalline polysilicon yield. We use wire saws rather than band saws in our squaring. This enables us to reduce silicon material loss in the squaring processes, or kerf loss. We use automatic wafer cleaning and sorting equipment to improve sorting efficiency and reduce breakage.

We recover some of our slurry through third-party service providers. We have also purchased slurry recovery systems from Applied Materials, Inc., or Applied Materials, and GT Solar to recover the slurry internally. As of December 31, 2009, we had installed two slurry recovery systems. We intend to install additional slurry recovery systems as we expand our production capacity. The slurry recovery ratio of these systems is over 75%. Through additional R&D, we endeavor to recycle and re-use as many of our production consumables as possible. This is not only a cost reduction measure, but also an important part of our environmentally friendly program.

Our manufacturing capacity of multicrystalline solar wafers and monocrystalline as of December 31, 2009 was approximately 1.7 GW and 69 MW, respectively, each on an annualized basis.

Polysilicon production

In August 2007, we commenced the construction of our polysilicon production plant located near our solar wafer manufacturing facilities in Xinyu city of Jiangxi province in China to produce solar-grade virgin silicon feedstock for use in our production of multicrystalline and monocrystalline solar wafers. Our polysilicon production plant consists of two factories, one with an estimated annualized polysilicon production capacity of 15,000 metric tons and the other with an estimated annualized polysilicon production capacity of 1,000 metric tons. We plan to expand the annualized production capacity of the 1,000-metric-ton factory to 3,000 metric tons. We completed the first production run in the 1,000-metric-ton factory in January 2009. We have completed the installation of the closed-loop production process in our 1,000-metric-ton factory and achieved closed-loop operation at this factory in early 2010. With respect to the 15,000-metric-ton factory, we have completed production at our first train with an annualized polysilicon production capacity of 5,000 metric tons and achieved mechanical completion for our second 5,000-metric-ton train. We expect to commence production at our second 5,000-metric-ton train in the second half of 2010 and our third 5,000-metric-ton train in 2011. Our 15,000-metric-ton factory is also designed for closed-loop operation and we expect to achieve closed-loop operation when we commence commercial production. We have substantially completed the construction of our TCS and HCl production facilities on the site of the 15,000-metric-ton factory, which are designed to meet the top-up requirement in our closed-loop polysilicon production process. We expect to commence TCS and HCl production on the same schedule as we commence polysilicon production. Polysilicon produced at our plant will be used primarily for the manufacturing of our solar wafers. We have engaged Fluor to provide general engineering, procurement, construction and management services for our polysilicon production plant at our Xinyu site.

Our polysilicon production facilities occupy a site area of approximately 2.3 million square meters in the Xinyu Hi-Tech Industrial Park next to our other principal production facilities and 0.8 million square meters in the Yushui Xiacun Industrial Park in Xinyu city, approximately 15 kilometers away from our facilities at the Xinyu Hi-Tech Industrial Park.

We use modified Siemens process for our polysilicon production. Our polysilicon production process starts with mixing HCl with a bed of silicon powder in a reactor which produces TCS. TCS is then purified through distillation and the byproduct STC is converted back into TCS for re-use as a production input, and hence recycled in what is known as a closed-loop process. Next, high-purity silicon rods are exposed to purified TCS gas in a hydrogen environment at 1,080°C, allowing TCS gas to decompose and deposit additional silicon onto the rods. When the rods eventually grow to desired diameters, they are removed from the reactor and moved to a clean area for further processing. Finally, the rods are broken into chunks, impurities are segregated and the ultra pure polysilicon chunks are then used for our wafer production.

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

As of December 31, 2009, we had installed the following equipment:

•	33 reactors;

•	16 converters; and

•	other ancillary polysilicon production equipment.

Our installed annualized production capacity at the plant as of December 31, 2009 was approximately 6,000 metric tons.

Module production

In the third quarter of 2009, as a result of market demands, we began selling solar modules in the international markets principally to solar panel makers, solar system integrators and PV whole-sale distributors. We procured our modules primarily from Best Solar pursuant to a framework agreement with Best Solar that we entered into in August 2009. During the year ended December 31, 2009, we sold an aggregate of 32.7 MW of modules. In February 2010, we entered into an agreement with Best Solar and acquired its crystalline module manufacturing plant. In connection with our acquisition of the crystalline module manufacturing plant, Best Solar has undertaken to cease any solar module production business in competition with us. After the acquisition, our modules use the wafers we produce.

Our modules have been certified in various European countries and the U.S. We currently outsource our cell requirements from third parties on a tolling basis with the wafers we provide. We sell our modules under our own brand name and also on an OEM basis for our customers. We intend to develop and expand our module business to approximately 1.5 GW by further developing our in-house production capabilities and/or potential acquisitions. We are also establishing an R&D line for high-efficiency solar cells with an annualized production capacity of 60 MW.

We plan to sell 400 to 600 MW of modules in 2010. Our solar module warranty period lasts for 20 to 25 years. As a result, we bear the risk of warranty claims long after we have sold our products and recognized revenues.

Engineering, procurement, construction and development

We commenced our PV-related EPC business in China in the first quarter of 2009. In response to the domestic market demand, in addition to selling our solar modules produced primarily out of our wafers, we often provide the related EPC services.

We also develop solar projects in Europe and China. We currently do not provide EPC services outside China.

Quality Control

We adhere to a strict system of quality control over our operations, from the sourcing of raw materials to production and delivery. We have established quality-control at each stage of our production process to closely monitor the quality of our production and to ensure that our solar wafers, ingots and modules meet all our internal benchmarks and customers’ specifications. In addition, we have established a quality documentation system for all purchasing, production and sales units and implemented procedures for constant improvement and flaw prevention. Our senior management team is actively involved in setting quality control policies and monitoring our quality control performance. However, it is impossible to avoid product defects. As we have disclosed in the “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company and Our Industry — Product defects could result in increased costs, damage to our reputation and loss of revenues and market share” in this report, we encounter periodic sales returns in our ordinary course of business due to improper cleaning, non-conformity with customers’ specifications or product defects.

As of December 31, 2009, we had a core quality management unit consisting of 762 persons overseeing our quality control processes, audits and engineering. In addition, this unit runs the testing procedures at the quality-control checkpoints during the production process of wafers, ingots and modules. We purchase raw materials from trusted suppliers on our approved vendor list whenever possible and only those suppliers that pass our assessment are admitted to our approved vendor list. Raw materials are inspected by our quality management unit. Raw materials which fail to pass our incoming inspection are returned to the suppliers. At each stage of the production process, we conduct tests to ensure quality and compliance with all our internal production benchmarks. We conduct infra-red scans for impurities, as well as resistivity and life-time tests, on our ingots and crystalline blocks before proceeding to the next production step. We then conduct a final quality check after all wafers are cleaned and prior to packaging. Following completion of the production process, our products are inspected and tested thoroughly in the form of an output quality check to ensure that all customers’ specifications are met before our products are delivered to customers.

We are currently implementing an ISO9001 Quality Assurance system at our production facilities. Our quality assurance and quality control procedures, together with our corporate standards established for the quality checks exercised by our quality management unit, are compliant with ISO9001 requirements as well as our own internal quality guidelines. We obtained the ISO9001 Quality Assurance Certification in March 2010, which is effective through March 2013.

Customers, Sales and Marketing

Our principal customers have included CSI, E-Ton, Gintech, Hyundai, Motech, Neo Solar and Q-Cells in terms of net sales for the year ended December 31, 2009. For the years ended December 31, 2007, 2008 and 2009, we derived approximately 29.4%, 28.2% and 25.0%, respectively, of our net sales from sales to PV customers in China and approximately 70.6%, 71.8% and 75.0%, respectively, from exports. During the years ended December 31, 2007, 2008 and 2009, our top five customers collectively accounted for approximately 42.7%, 48.6% and 45.5%, respectively, of our net sales. For the year ended December 31, 2007, Solarfun and Q-Cells contributed 12.3% and 10.0%, respectively, of our net sales. For the year ended December 31, 2008, Q-Cells, CSI and Solarfun contributed 20.4%, 8.2% and 7.9%, respectively, of our net sales. For the year ended December 31, 2009, Gintech, Q-Cells and Hyundai contributed 12.5%, 10.7% and 7.5% , respectively, of our net sales. No other single customer contributed more than 10% of our net sales in 2007, 2008 or 2009. For a description of our net sales generated from the geographic regions of our customers, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Net Sales” in this report. We intend to continue to enhance and broaden our revenue and customer base to target other leading global PV cell and module manufacturers.

We have written agreements with most of our customers although our sales to some of our customers have been based on periodic purchase orders. Our customers generally make an advance payment representing a portion of the contract value to us. The global economic slowdown and crisis in the global financial markets in late 2008 and early 2009 have caused a number of our customers to request us to delay our shipments of wafers and certain customers have frequently requested us to re-negotiate the contract price. Any significant deviation from the contract terms on our customers’ part or our inability to negotiate or renegotiate acceptable quantities, prices and delivery terms from time to time with our customers may disrupt our operations and materially adversely affect our financial results.

During the second half of 2008 and in 2009, we have amended and/or supplemented many of our long-term supply contracts with our customers. Substantially all of these contracts were entered into in 2007 and the first half of 2008 with delivery volumes and unit pricing that reflected the strong market conditions of the solar industry prior to the global economic slowdown and crisis in the global financial market. These amendments and supplements generally provide for postponement of deliveries, adjustment to pricing by reference to the current market, adjustment to the ratio between supply of polysilicon feedstock and delivery of solar wafer, and changes from solar wafers to solar modules. All of our customers have provided prepayments to us under our long-term supply contracts.

Our net sales generated from the various geographic regions during the years ended December 31, 2007, 2008 and 2009 as a percentage of our net sales has experienced some significant changes. Based on the immediate destination of our goods shipped, our sales to China as a percentage of our total sales decreased from 29.4% in the year ended December 31, 2007, to 28.2% in the year ended December 31, 2008 and 25.0% in the year ended December 31, 2009. Our net sales to Asia Pacific ex-China during the year ended December 31, 2009 increased to 50.3% as compared to 30.1% during the year ended December 31, 2008 and 41.3% during the year ended December 31, 2007. Our net sales to Europe during the year ended December 31, 2009 decreased to 20.4% as compared to 37.4% during the year ended December 31, 2008 and 20.1% during the year ended December 31, 2007.

Our net sales to North America during the year ended December 31, 2009 maintained at 4.3% as compared to the year ended December 31, 2008 and 9.2% during the year ended December 31, 2007.

Suppliers

Raw materials and consumables

The materials used to produce our solar wafers include virgin polysilicon, recyclable polysilicon acquired from semiconductor manufacturers and equipment vendors and related consumables. The majority of our polysilicon feedstock consists of polysilicon scraps and recyclable polysilicon.

We source our polysilicon feedstock from both domestic and international sources, including:

•	semiconductor materials trading companies;

•	solar cell and module makers; and

•	solar-grade virgin polysilicon manufacturers.

We also source polysilicon feedstock from the spot market from time to time depending on the price and our requirements. Since August 2007, we have been constructing our polysilicon production plant located near our current solar wafer manufacturing facilities in Xinyu city of Jiangxi province in China, and commenced our polysilicon production in 2009. As we continue to ramp up our in-house polysilicon production capacity, we expect to rely increasingly on our in-house supply of polysilicon feedstock to meet our solar-grade silicon needs. See “— Our Products and Services — Polysilicon Production.”

For the years ended December 31, 2007, 2008 and 2009, polysilicon feedstock comprised approximately 80.7%, 82.5% and 54.7% of our costs of goods sold (excluding inventory write-downs), respectively. We have inventory and commitments from suppliers that we believe will satisfy our currently estimated polysilicon requirements during the first half of 2010.

We have amended and/or supplemented a number of the long-term polysilicon feedstock supply agreements with our principal polysilicon feedstock suppliers. These amendments and supplements provide for postponement of deliveries, adjustment to feedstock pricing by reference to the current market, and changes to feedstock requirements in kind and in volume. We have made prepayments to such suppliers under these feedstock supply agreements. We have limited long-term feedstock purchase commitments.

We have written agreements with our principal polysilicon feedstock suppliers. We have also entered into polysilicon raw material supply arrangements with our customers. In addition, we have sourced significant amounts of polysilicon feedstock from suppliers in the spot markets as well without any prior written agreements.

The global economic slowdown and crisis in the global financial markets in late 2008 and early 2009 have allowed us to request a number of our suppliers to delay their shipments to us and have, in some of the cases, re-negotiated the contract prices, including our prepayments to them under the original contracts. We generally have to make prepayments to our virgin polysilicon suppliers in order to secure stable supply of our virgin polysilicon feedstock. We make these prepayments without receiving any collateral. As of December 31, 2009, our prepayments to suppliers amounted to $67.3 million, including prepayments made to virgin polysilicon suppliers. If our suppliers fail to deliver the polysilicon we have ordered and do not return our prepayments, our results of operations may be adversely affected. In addition, we may not be able to find alternative sources of polysilicon, which could adversely affect our business and results of operations. We recognized a provision for doubtful recoveries of $20.6 million and $17.9 million for prepayments to suppliers for the years ended December 31, 2008 and 2009, respectively, and we did not recognize such provisions in 2007.

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

In connection with our wafer production expansion plan and the construction of our polysilicon production facilities, we had equipment supply contracts outstanding as of December 31, 2009 for:

•	519 additional DSS furnaces from GT Solar and JYT Corporation;

•	two additional wafering wire saws from Applied Materials;

•	22 additional polysilicon reactors and eight converters from GT Solar and M.S.A Apparatus Construction for Chemical Equipment Ltd; and

•	other ancillary equipment.

We expect the additional equipment will be sufficient to accommodate our increase in wafer production capacity in 2010 and our aggregate installed annualized polysilicon production capacity to approximately 11,000 metric tons by the end of 2010.

We have amended and/or supplemented some of our major equipment supply agreements with our principal equipment suppliers. These amendments and supplements provide for postponement of deliveries of some of our equipment, such as DSS furnaces, ordered to expand our wafering business. We have also postponed the deliveries of a limited amount of our polysilicon production equipment, mostly ordered for the third 5,000-metric-ton train in our 15,000-metric-ton polysilicon factory.

Competition

The PV and solar module industries are, and are becoming increasingly, competitive. Over the years, the shortage in the global supply of polysilicon feedstock constrained the competition to certain extent. The global economic slowdown and financial market crisis in late 2008 and early 2009, plus the significantly increased polysilicon supply as a result of the production expansion, have significantly eased the supply constraints to solar wafer manufacturers and solar module providers. In addition, the recent global economic slowdown has materially adversely affected the PV and solar module industries and the demand for PV cells and modules and for solar wafers. Although some of the PV players have gone out of business or are in financial difficulties, the international PV and solar module markets are becoming more competitive with a smaller market, fewer players and a generally expanded production capacity. As a result, we may face increasing pressure on price reduction, reduced profit margin or loss of market share. Like us, during the past few years, other solar wafer manufacturers have also engaged in aggressive expansion programs.

We compete with international players such as BP Solar, Deutsche Solar AG, a unit of SolarWorld AG, or Deutsche Solar, Ersol Solar Energy AG, Evergreen Solar Inc., Green Energy Technology, Inc., JFE Steel Corporation, Kyocera Corporation, or Kyocera, M.SETEK Co. Ltd., PV Crystalox Solar AG, Renewable Energy Corporation ASA, or REC, Sino-American Silicon Products Inc. and Trina Solar Limited, or Trina Solar. We also compete with players in China such as Glory Silicon Energy Co., Ltd, Jinggong P-D Shaoxing Solar Energy Technology Co., Ltd., Renesola Ltd., Jiangsu Shunda PV-Tech Co., Ltd., Sumitomo Mitsubishi Silicon Corporation and Tianwei Yingli New Energy Resources Co., Ltd., or Yingli. In recent years, many solar cell producers and polysilicon suppliers have also been increasingly expanding into wafer and/or module production. These competitors include MEMC Electronic Materials, Inc., or MEMC, Motech, NorSun AS, Q-Cells and Wacker Schott Solar GmbH. Many of our current and potential competitors have a longer operating history, wider name recognition, greater resources, larger customer base, better access to polysilicon feedstock and greater economies of scale than us. In addition, most of these competitors are integrated players in our solar industry that also engage in the production of virgin polysilicon, PV cells and/or modules. Under the current business operating environment, their business models may give them competitive advantages as these integrated competitors place less reliance on the upstream suppliers and/or downstream customers in the value chain.

We believe that the key competitive factors in our PV and solar module markets include:

•	cost competitiveness and price;

•	continuous access to polysilicon feedstock;

•	product quality;

•	economies of scale;

•	advanced technology and manufacturing processes; and

•	strong global distribution channels.

Some companies have spent significant resources in the R&D of proprietary solar technologies that may eventually produce PV products at costs similar to, or lower than, those of our solar wafers without compromising product quality. For example, they are developing or currently producing PV products based on thin-film PV materials, which require significantly less polysilicon to produce than our solar products. These alternative PV products may cost less than those based on multicrystalline or monocrystalline technologies while achieving the same or better level of conversion efficiency. Our founder, chairman, chief executive officer and controlling shareholder, Mr. Peng, in his personal capacity, and his family members engaged in certain alternative energy projects, including a project involving thin-film technology. In addition, Mr. Peng and his family may invest or otherwise participate in their personal capacity in other alternative energy projects, such as projects involving solar thermal, wind energy and biofuels. See “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management.” We have decided not to enter into the thin-film module production business.

The solar industry in general also competes with other sources of renewable energy and conventional power generation.

Property

We both own and lease properties for our operations. When we state that we own certain properties in China, we own the relevant land use rights because land is owned by the PRC state under the PRC land system.

Owned property

We own the land use rights to the underlying parcel of land for our production facilities, including our wafer, polysilicon and module production facilities, located at the Hi-Tech Industrial Park, Xinyu city, Jiangxi province of China. In 2009, we acquired additional land use rights for a total site area of 2,515,197 square meters located in Xinyu city for 79.0 million. As of December 31, 2009, the total site area that we owned was approximately 6,656,437 square meters for an original term of 50 years and renewable upon its expiration. The gross floor areas of our plants in the Xinyu Hi-Tech Industrial Park, Nanchang High Tech Industry Development Zone and the Yushui Xiacun Industrial Park were approximately 831,410 square meters, 207,230 square meters and 100,385 square meters, respectively, as of December 31, 2009. We occupy our owned properties for purposes of production, R&D and as our headquarters office and employee living quarters.

Leased property

We currently lease 208 square meters of office space in Shanghai from an independent third party. This lease will expire in December 2011.

We also lease a 2,860-square-foot office space in Sunnyville, California, from an independent third party. This lease will expire in April 2012.

In addition, we lease a 1,617-square-foot office space in Hong Kong from an independent third party. This lease will expire in January 2011.

Insurance

We maintain property insurance coverage on our facilities, production equipment and inventory in stock, which amounted to approximately $1,100.3 million as of December 31, 2009. We have also taken out insurance coverage for performance warranty of our PV modules from Munich Re, with a 25-year coverage to guarantee the performance of our modules perform at least at 90% of their capacity during the first 10 years and at least 80% during the remaining 15 years. We do not have insurance coverage on other assets of ours, such as products in transit, interruption of business or product liabilities. We consider our insurance coverage to be adequate to cover all normal risks associated with our operations in accordance with industry standards and practices in China. We have purchased director and officer liability insurance for our directors and officers.

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

In our state-of-the-art polysilicon manufacturing plant, as we ramp up our productions, we will implement the latest technology for recycling. The 15,000-metric-ton factory utilizes a vent gas recovery system that recycles and converts STC back to TCS for consumption in the polysilicon production process. This system will start to operate at the same time as the 15,000-metric-ton factory becomes operational. Once completed, this facility will have a fully closed-loop system where the majority of the potential waste of STC by-product will be recycled. We have also completed the closed-loop operation at our 1,000-metric-ton factory.

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

In September 2009, the PRC government issued the notice on curbing excessive capacity and redundant construction in industries in China. The government listed the polysilicon production capacity as excessive in China, and put forward guidelines relating to the capacity, land usage or power consumption for newly constructed polysilicon projects. The government also prohibit any lending by financial institutes or financing through capital markets by such new polysilicon projects without approval from the relevant governmental agencies including NDRC.

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

Restriction on Foreign Investments

The principal regulation governing foreign ownership of solar power businesses in China is the revised Foreign Investment Industrial Guidance Catalogue, effective as of December 1, 2007 and subject to further revision by the government from time to time. Under this guidance, the solar power business falls within the category of industries in which foreign investment is encouraged.

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

In March 2007, the PRC National People’s Congress enacted the EIT Law, which became effective on January 1, 2008. The new tax law imposes a unified income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify for preferential tax treatments under certain limited exceptions. The new tax law and the related regulations permit companies to continue to enjoy their preferential tax treatments under the prior tax regime until such treatments expire in accordance with their terms, on the condition that such preferential tax treatments are available under the grandfather clauses of the new tax law and the related regulations.

In December 2009, Jiangxi LDK Solar was recognized by the PRC government as a “High and New Technology Enterprise” under the EIT Law and is entitled to the preferential enterprise income tax rate at 15% from 2009 to 2011. Under the EIT Law, where the transitional preferential enterprise income tax policies and the preferential policies prescribed under the EIT Law overlap, an enterprise may choose the most preferential policy, but may not enjoy multiple preferential policies. Jiangxi LDK Solar has chosen to complete the above-mentioned 2-year-exemption-plus-3-year-50%-reduction holiday for the overlapping period of 2009 and 2010. As a result, Jiangxi LDK Solar will be subject to income tax at 15% for 2011 and at 25% thereafter. Under the EIT Law, the income tax rate applicable to our other PRC subsidiaries is 25%.

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

We were incorporated in the Cayman Islands on May 1, 2006 by LDK New Energy, a British Virgin Islands company wholly owned by Mr. Xiaofeng Peng, our founder, chairman and chief executive officer. All of our principal operating subsidiaries were incorporated in China. Jiangxi LDK Solar was incorporated in China on July 5, 2005 by Suzhou Liouxin, a company incorporated under the laws of China, and Liouxin Industrial Limited, a company incorporated under the laws of Hong Kong, each beneficially and wholly owned by Mr. Peng. Upon completion of our incorporation in the Cayman Islands, we acquired all of the equity interests in Jiangxi LDK Solar from Suzhou Liouxin and Liouxin Industrial Limited. In September 2006, we incorporated LDK Hong Kong under the laws of Hong Kong as our wholly owned subsidiary. In January 2007, we incorporated LDK Solar USA, Inc. in California as our wholly owned subsidiary. We incorporated two wholly owned PRC subsidiaries, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, on July 12 and October 11, 2007, respectively, both in Jiangxi province, China. We sold a 15% equity interest in Jiangxi LDK Silicon to Jiangxi Trust for Rmb 1.5 billion on November 20, 2009. On September 27, 2008, we incorporated Nanchang LDK in Jiangxi province, China as our wholly owned subsidiary. In March 2009, we incorporated LDK Europe in Luxemburg as our wholly owned subsidiary, and currently own a 100% interest in Nanchang LDK, with the LDK Hong Kong owns a 100% interest in LDK Europe. In April 2009, we formed a joint venture, LQ Energy GmbH, with Q-Cells. We own a 51% equity interest of LQ Energy GmbH. On December 8, 2009, we incorporated a wholly owned subsidiary, LDK Silicon Cayman, in the Cayman Islands. On January 12, 2010, we incorporated a wholly owned subsidiary, LDK Silicon Hong Kong, in Hong Kong.

In June 2007, we completed the IPO of our ADSs and listed our ADSs on the New York Stock Exchange.

As of the date of this report, our corporate structure is as follows:

In the ordinary course of our solar project development, we have established, and may continue to establish, joint ventures or partnerships for the purpose of such projects. We intend to sell these projects through the disposition of our interests in such joint ventures or partnerships to third parties upon completion of the development of the projects.

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

Overview

We are the world’s largest producer of solar wafers in terms of capacity, according to Solarbuzz, and a leading solar module manufacturer. We sell multicrystalline and monocrystalline wafers globally to manufacturers of solar cells and modules. We also sell solar materials, which include ingots, and other chemicals used to produce polysilicon and solar wafers. In addition, we provide wafer processing services. As of December 31, 2009, we had an annualized wafer production capacity of approximately 1.8 GW and we increased our production capacity to 2.0 GW in the first half of 2010. Our production operations are primarily located in Xinyu city of Jiangxi province, China.

As part of our vertical integration strategy, we have constructed a polysilicon plant with two polysilicon production facilities near our wafer production facilities. As of December 31, 2009, we had an installed annualized polysilicon production capacity of 6,000 metric tons. In our first facility, we commenced commercial production in the fourth quarter of 2009 and currently have an installed annualized polysilicon production capacity of 1,000 metric tons. We intend to increase the installed annualized production capacity of the first facility to 3,000 metric tons by the end of 2011. In our second facility, we have been in the process of building out three separate trains, each with a 5,000-metric-ton annualized production capacity. In September 2009, we commenced production run at the first 5,000-metric-ton train, thereby increasing our aggregate installed annualized production capacity to 6,000 metric tons. We expect our second train to commence production in 2010 and our third train in 2011. We have completed the installation of the closed-loop production process for our first facility and expect to complete such installation for the second facility in 2010. We intend to increase our total installed annualized polysilicon production capacity to 18,000 metric tons by 2011. As part of the strategy to reduce wafer production costs, we intend to consume substantial portion of the polysilicon output in our wafer production. We will also consider selling the remaining output to customers.

In the third quarter of 2009, we commenced sales of solar modules to developers, distributors and system integrators. We acquired the crystalline module manufacturing plant of Best Solar in February 2010. We sell our modules under our own brand name and also on an OEM basis for our customers. We intend to develop and expand our module business to approximately 1.5 GW by further developing our in-house production capabilities and/or potential acquisitions. After the acquisition, we outsource our cells production on a tolling basis with the wafers we provide, and are also establishing an R&D line for high-efficiency solar cells with an annualized production capacity of 60 MW.

We develop solar projects in Europe and China and may enter additional markets in the future, including through joint ventures or project partnerships. We intend to sell such projects to third parties upon completion of their development. We also provide EPC services in China. Our principal customers include CSI, E-Ton, Gintech, Hyundai, Motech Industries Inc., or Motech, Neo Solar, and Q-Cells, in terms of net sales for the year ended December 31, 2009.

Our increasing scale of operations and cost reduction program have generally reduced our unit manufacturing cost since our inception. We are, however, subject to fluctuations in market prices of polysilicon feedstock and other raw materials used in our production. We have a dedicated R&D team, whose primary objectives are to enhance our product quality and achieve a more efficient manufacturing process by improving production yield and lowering production costs.

Our net sales increased from $523.9 million for the year ended December 31, 2007 to $1,643.5 million for the year ended December 31, 2008 and $1,098.0 million for the year ended December 31, 2009. Our net income decreased from $144.1 million to $66.4 million and a net loss of $234.0 million for the same respective years.

Key Factors Affecting Our Results of Operations

The following are key factors that affect our financial condition and results of operations. They are important for understanding our business:

•	demand for our PV products, including government incentives to promote the usage of solar energy;

•	our production capacity and its utilization;

•	the availability, cost, quality and mix of our polysilicon feedstock;

•	our ability to produce polysilicon feedstock at our polysilicon manufacturing plant in sufficient quantities cost-efficiently;

•	our manufacturing costs; and

•	the pricing of our products.

Demand for our PV products

Our business and revenue growth are, in part, a function of the demand for PV products. The PV market remains at a relatively early stage of development and it is uncertain whether solar energy will be widely adopted. Demand for PV products has grown significantly over the past decade, although the global solar power industry experienced a temporary decline in demand in the fourth quarter of 2008 and first quarter of 2009 due to the reduced availability of financing for downstream buyers as a result of the global financial crisis and the rapid slide in petroleum and natural gas prices, which rendered solar energy less cost competitive and less attractive as an alternative source of energy. Demand for our PV products rebounded from second quarter in 2009 as the global economy gradually recovers. Many of our customers who experienced financing and/or operational difficulties during the global economic slowdown have regained access to credit and resumed performance of their contracts with us that were temporarily suspended or delayed in the fourth quarter of 2008 and first quarter of 2009. However, there are still significant uncertainties on the sustainability of the growth in the PV market under the current macroeconomic environment, which could lead to fluctuations in the demand for our products.

Demand for PV products is driven, in part, by government incentives that make the economic cost of solar power competitive compared to that of traditional forms of electricity generation. To the extent that government incentives decrease, demand for our solar wafers and modules and our sales and profits may be harmed. Demand for solar products is also driven by their cost competitiveness as compared to other alternative energy resources that are also subsidized by government incentives.

Our production capacity and its utilization

Demand for our solar wafers and modules has until recently been improving as a result of gradual recovery after the previous global economic slowdown and turmoil in the global financial markets. In order to capitalize on strong demand for our products, we have expanded our solar wafer production capacity and, as of December 31, 2009, our annualized wafer production capacity reached approximately 1.8 GW. Based on our judgment of the market conditions, we have modified our expansion plan in light of the new developments and will continue to expand our annualized production capacity of wafers to approximately 2.2 GW, develop and expand our module business to approximately 1.5 GW by further developing our in-house production capabilities and continue to monitor market demand to determine the timing for any further expansion. If we fail, or encounter significant impediments in our efforts, to match our production capacity with market demand for our products, or if the global economic conditions turn again to worsen and we fail to successfully utilize our manufacturing capacity, we will either be unable to increase our sales and profits and capture additional market share, or unable to generate revenue, profit and cash flow from our substantial capital expenditures and be faced with excessive production capacities, and our financial condition and results of operations will be adversely affected.

Availability, cost, quality and mix of our polysilicon feedstock

Solar-grade polysilicon is a specially processed form of silicon and is the primary raw material used to make our solar wafers. We have historically accumulated significant levels of silicon feedstock inventory and entered into long-term supply commitments when the demand for PV products had led to an industry-wide polysilicon shortage and significant price increases in polysilicon feedstock. As a result, our raw material costs remained at a relatively high level. The rapid downturn of the global economy and the decrease in global petroleum prices since the second half of 2008 have rapidly slowed down the PV industry. In particular, prices for both solar wafers and polysilicon feedstock have dropped sharply since the fourth quarter of 2008, which have caused significant write-downs to our inventories, without defects, for the years ended December 31, 2008 and 2009 in the aggregate amounts of

$302.3 million and $177.8 million, respectively, due to the relatively higher costs of the polysilicon feedstock we purchased during the time of polysilicon shortage. While access to a secure and stable supply of polysilicon feedstock continues to be an important factor in our continued smooth operations, excessive feedstock inventory and commitments have produced cost pressure on our operations as well.

Most of our long-term supply commitments have expired. We have also successfully re-negotiated with our vendors to adjust the polysilicon feedstock purchase prices to reflect the prevailing spot market price for a substantial portion of our existing short-term supply arrangements. We anticipate to further reduce our polysilicon feedstock level as the in-house polysilicon supply from our own manufacturing plants will gradually fulfill a significant portion of our manufacturing requirements in 2010. We intend to source polysilicon feedstock from the spot market for our requirements in excess of our internal polysilicon supplies, rather than through new short-term or long-term supply arrangements.

Our ability to produce polysilicon feedstock at our polysilicon manufacturing plant

We have been constructing our polysilicon production plant located near our current solar wafer manufacturing facilities in Xinyu city of Jiangxi province since August 2007. Our polysilicon production plant consists of two factories, one with an estimated annualized polysilicon production capacity of 15,000 metric tons and the other with an estimated annualized polysilicon production capacity of 3,000 metric tons. We completed the first production run in the 1,000-metric-ton factory in January 2009. We achieved closed-loop operation at this factory in 2009 and reached its installed annualized production capacity of 1,000 metric tons. We plan to increase our production at this factory to 3,000 metric tons by 2011. With respect to the 15,000-metric-ton factory, we have completed equipment installation for the first train with an installed annualized polysilicon production capacity of 5,000 metric tons and the 5,000-metric-ton installed annualized manufacturing capacity commenced first production run in 2009. The second 5,000-metric-ton train achieved mechanical completion in May 2010, thereby increasing our aggregate installed annualized production capacity to 11,000 metric tons. We expect our third train to finish equipment installation and become operational by 2011. Our 15,000-metric-ton factory is also designed for the closed-loop operation when we commence its commercial production. Polysilicon produced at our plant will be used primarily for the manufacture of our solar wafers. Excessive supply of PV products due to the rapid capacity expansion over the years, exacerbated by the global financial crisis, have caused a rapid decline in the demand for PV products and in the prices of polysilicon feedstock. Our financial condition and results of operations will depend, to a large extent, on whether we can finish the construction of and operate our polysilicon production plant at the planned production capacity in a cost efficient manner, especially during the current, and potentially protracted, challenging low-price environment for polysilicon feedstock.

Our manufacturing costs

Our cost of goods sold consists primarily of the costs of polysilicon feedstock, consumables and other manufacturing costs. For the years ended December 31, 2007, 2008 and 2009, our costs of polysilicon feedstock consumed for our wafer sales accounted for approximately 80.7%, 82.5% and 54.7%, respectively, of our cost of goods sold (excluding inventory write-downs). As the global polysilicon supplies have increased and the polysilicon prices significantly declined since the global economic downturn, and together with the increasing manufacturing costs after our polysilicon plant commences production, our manufacturing costs as a percentage of our cost of goods sold (excluding inventory write-down) will be more significant.

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

Pricing of our wafers and modules

Our wafer and module prices are based on a variety of factors, including our costs, global market wafer and module prices, supply and demand conditions in China and elsewhere, and the terms of our customer contracts, including sales volumes and the terms on which certain customers supply us with polysilicon. We price our wafers and modules on a per-piece and per-watt basis, respectively. Wafer and module prices on a per-watt basis have declined significantly since the fourth quarter of 2008 not only due to the global economic slowdown but also as a result of the increased wafer production efficiencies, declines in polysilicon prices and increased wafer production capacity in the PV industry. Toward the end of 2009, the declining trend in the average selling prices of our wafers and modules moderated as a result of a rebound in the global demand for PV products. While our wafer and module sale prices are immediately affected by market prices, the costs of our wafers and modules cannot be adjusted with the same immediacy, therefore any sudden drop in wafer sale price will inevitably impact our gross margin. However, in the medium- to long-term, if wafer and module prices decline and we are unable to lower our costs in line with the price decline, whether through manufacturing larger ingots or thinner wafers, or through technological advances, our profitability and financial condition would be adversely affected. In addition, as a part of our geographic expansion strategy, we have significantly expanded our overseas sales in 2008 and 2009 and will continue to do so in the future years to target the top 20 solar cell and module manufacturers in the world in order to strengthen our long-term customer base. The prevailing international market price for solar wafers and modules has been lower than the prevailing PRC market price. As a result, our increase in overseas sales may reduce our gross margin.

Net Sales

We derive revenues primarily from the sale of solar wafers, including both multicrystalline and monocrystalline wafers. We provide wafer processing services to customers who supply silicon materials and/or multicrystalline or monocrystalline ingots to us for processing into wafers. The silicon materials we sell include ingots as well as silicon scraps. In the third quarter of 2009, we commenced trading sales of solar modules to developers, distributors and system integrators. For the years ended December 31, 2007, 2008 and 2009, approximately 95.7%, 91.0% and 86.1%, respectively, of our net sales were generated from sales of wafers. Sales of modules and other income accounted for 5.4% and 0.5%, respectively, of our net sales during the year ended December 31, 2009. Sales of silicon materials and wafer processing services accounted for 0.7% and 3.6%, respectively, of our net sales during the year ended December 31, 2007, 1.9% and 7.1%, respectively, during the year ended December 31, 2008, and 0.7% and 7.3%, respectively, during the year ended December 31, 2009. We expect that sales of solar wafers will continue to account for a majority of our net sales for the foreseeable future while sales of modules will become one of significant component as we gradually expand our module manufacturing capacity.

Our net sales are affected by our unit sales volume and average selling prices. We currently make most of our sales to customers through non-exclusive, short-term purchase order arrangements. Increased sales on a contract rather than spot market basis are likely to lead to a reduction in average selling prices. We have entered into long-term sales arrangements with some of our major customers, including Hyundai, Neo Solar, Q-Cells, Chinalight, E-Ton, Gintech, General Electric International Inc., Motech, and Solartech Energy. Pursuant to these arrangements we have committed to supply each of them with specific quantities of wafers over the next few years, with some subject to periodic negotiations on prices. For the years ended December 31, 2007, 2008 and 2009, our top five customers accounted for 42.7%, 48.6% and 45.5%, respectively, of our net sales, with Solarfun and Q-Cells contributing approximately 12.3% and 10.0%, respectively, of our net sales for the year ended December 31, 2007, Q-Cells, CSI and Solarfun contributing 20.4%, 8.2% and 7.9%, respectively, of our net sales for the year ended December 31, 2008, and Gintech, Q-Cells and Hyundai contributing 12.5%, 10.7% and 7.5%, respectively, of our net sales for the year ended December 31, 2009.

We currently have four geographic markets where our current customers are located:

•	China;

•	Asia Pacific ex-China;

•	Europe; and

•	North America.

During the years ended December 31, 2007, 2008 and 2009, our net sales generated from these geographic regions were as follows:

	Year Ended December 31,
	2007		2008		2009
Geographic Region	Net Sales	% of Total	Net Sales	% of Total	Net Sales	% of Total
	(In thousands)		(In thousands)		(In thousands)

China	$154,224	29.4%	$463,101	28.2%	$274,019	25.0%
Asia Pacific ex-China	216,295	41.3	494,488	30.1	552,610	50.3
Europe	105,499	20.1	614,671	37.4	223,835	20.4
North America	47,928	9.2	71,235	4.3	47,574	4.3

Net sales	$523,946	100.0%	$1,643,495	100.0%	$1,098,038	100.0%

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

Our total cost of goods sold is expected to increase as we increase our production volume. Depreciation and amortization of property, plant, equipment will also constitute a significant part of our cost of goods sold, especially with the significantly lower cost for polysilicon feedstock. We do not record polysilicon costs for our wafer processing services.

Operating Expenses

Our operating expenses include selling expenses, general and administrative expenses, and R&D expenses. Our operating expenses have increased substantially as we have expanded our wafer and module operations and ramped up our polysilicon production during the relevant periods.

Selling expenses

Selling expenses consist primarily of salaries and benefits for sales personnel, transportation costs and marketing expenses. With the significantly increased pricing pressure for our products in 2009, our selling expenses have increased as we endeavored to increase our sales and marketing efforts, hire additional sales personnel and establish overseas sales and support offices to enhance the effectiveness of our direct marketing.

General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for our administrative and management personnel, consulting and professional service fees, insurance premiums, travel and related costs of our administrative and management personnel, and costs of maintaining our information technology systems. General and administrative expenses also include the share-based compensation attributable to our directors, administrative and management personnel and service providers and in 2008 and 2009 included provisions for doubtful recoveries of accounts receivable and prepayments to our suppliers. Our general and administrative expenses are expected to increase along with our wafer and module production expansion and polysilicon production ramp-up as well as the continued upgrade of our information technology infrastructure.

Research and development expenses

R&D expenses primarily relate to raw materials used in our R&D activities, R&D personnel costs, and other costs related to the design, development, testing and enhancement of our products and processes. R&D expenses also include the share-based compensation attributable to our R&D personnel. Our R&D expenses also include costs incurred in connection with our joint R&D programs with Shanghai Jiaotong University and Nanchang University. We expense R&D costs as incurred.

We expect our R&D expenses to increase substantially in the near future as we hire additional R&D personnel, devote more resources toward improving wafer, module and polysilicon manufacturing processes and optimizing our polysilicon use in the production of our solar wafers and ingots.

Share-based Compensation Expenses

For the years ended December 31, 2007, 2008 and 2009, we recorded share-based compensation expenses of approximately $9,549,000, $16,614,000 and $14,212,000, respectively. We allocated these share-based compensation expenses for the years ended December 31, 2007, 2008 and 2009 as follows:

•	approximately $1,772,000, $3,667,000 and $3,381,000, respectively, to our cost of goods sold;

•	approximately $19,000, $27,000 and $32,000, respectively, to our selling expenses;

•	approximately $5,828,000, $12,609,000 and $10,478,000, respectively, to our general and administrative expenses;

•	approximately $1,771,000, $311,000 and $321,000, respectively, to our R&D expenses; and

•	approximately $159,000, nil and nil, respectively, was capitalized in property, plant and equipment.

We made the above allocations on the basis of the job functions of grantees to whom we granted the stock options. As of December 31, 2007, 2008 and 2009, there was unrecognized compensation cost in the aggregate of $36.3 million, $21.6 million and $10.6 million, respectively, relating to non-vested stock options. We expect to recognize this stock option compensation cost over the remaining vesting period of the related options. We will incur additional share-based compensation expenses in 2010 and future periods due to amortization of the unrecognized cost as of December 31, 2009 as well as any additional stock option grants after December 31, 2009.

Other Income and Expenses

Our other income and expenses consist mainly of interest income, interest expense, foreign exchange gain/(loss), change in fair value of prepaid forward contracts, equity in income of an associate and government subsidies.

Interest income or expense

Our interest income represents interests on our cash balances.

Our interest expense consists primarily of interest expenses with respect to our short-term and long-term borrowings from banks, and interest and the amortization of issuance costs of our convertible senior notes, less interest expenses capitalized to the extent they relate to our capital expenditures. Our interest income and expense also include our gain or loss on interest rate swap contracts.

Foreign currency exchange gain/(loss), net

Our foreign currency exchange gain/(loss), net, is derived from our net exchange gains and losses on our monetary assets and liabilities denominated in foreign currencies as well as our foreign exchange forward contracts during the relevant period.

Government subsidy

Government subsidy represents grants and payments by the PRC government to support the PV industry and our R&D efforts. Some of the government subsidies are calculated on the basis of our tax payments, including income tax, if any, value-added tax and stamp duty tax.

Government subsidy to compensate our R&D expenses is recorded as a reduction of R&D expenses. Government subsidy to compensate our electricity costs is recorded as a reduction of cost of goods sold. Government subsidy not associated with expenses incurred or to be incurred is recognized as income. Subsidies for the acquisition of equipment are recorded as a liability until earned and then offset against the related capital assets. Subsidiaries for obtaining the rights to use land are recorded as a liability until earned and then amortized over the land use right periods as a reduction of the amortization charges of the related land use rights.

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

2006 was the first profitable year of Jiangxi LDK Solar. As a foreign-invested manufacturing enterprise, it was entitled to full exemption from the national and local enterprise income taxes for 2006 and 2007. Due to these preferential tax treatments, no income tax was incurred by Jiangxi LDK Solar for the years ended December 31, 2006 and 2007. You may find additional information in “Item 3. Key Information — D. Risk Factors — Risks Relating to Business Operations in China — Expiration of, or changes to, current PRC tax incentives that our business enjoys could have a material adverse effect on our results of operations” in this report. In March 2007, the PRC National People’s Congress enacted the EIT Law, which became effective on January 1, 2008. The new tax law imposes a unified income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify for preferential tax treatments under certain limited exceptions. The new tax law and the related regulations permit companies to continue to enjoy their preferential tax treatments under the prior tax regime until such treatments expire in accordance with their terms, on the condition that such preferential tax treatments are available under the grandfather clauses of the new tax law and the related regulations.

In December 2009, Jiangxi LDK Solar was recognized by the PRC government as a “High and New Technology Enterprise” under the EIT Law and is entitled to the preferential enterprise income tax rate at 15% from 2009 to 2011. Under the EIT Law, where the transitional preferential enterprise income tax policies and the preferential policies prescribed under the EIT Law overlap, an enterprise may choose the most preferential policy, but may not enjoy multiple preferential policies. Jiangxi LDK Solar has chosen to complete the above-mentioned 2-year-exemption-plus-3-year-50%-reduction holiday for the overlapping period of 2009 and 2010. As a result, Jiangxi LDK Solar will be subject to income tax at 15% for 2011 and at 25% thereafter.

Under the PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, the total income tax rate applicable to Jiangxi LDK Silicon and Jiangxi LDK Polysilicon in 2007 was 33%. Effective from January 1, 2008, Jiangxi LDK Silicon, Jiangxi LDK Polysilicon and our other PRC subsidiaries are subject to the unified income tax rate of 25% pursuant to the EIT Law.

Under the former PRC tax law, dividend payments to foreign investors made by foreign-invested enterprises such as our PRC subsidiaries, Jiangxi LDK Solar, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, were exempt from PRC withholding tax. Pursuant to the new tax laws and regulations, however, dividends payable for earnings derived since January 1, 2008 by a foreign-invested enterprise to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty or agreement with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty or agreement with China. In addition, under the EIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% as to their worldwide income. Under the implementation regulations issued by the State Council relating to the new tax law, “de facto management body” is defined as the body that has material and overall management control over the business, personnel, accounts and properties of an enterprise. In April 2009, the PRC State Administration of Taxation promulgated a circular to clarify the definition of “de facto management body” for enterprises incorporated overseas with controlling shareholders being PRC enterprises. Therefore, it remains unclear how the tax authorities will treat an overseas enterprise invested or controlled by another overseas enterprise and ultimately controlled by PRC individual residents as is in our case. We are currently not treated as a PRC resident enterprise by the relevant tax authorities. Since substantially all of our management is currently based in China and may remain in China in the future, we may be considered a “resident enterprise” for the PRC tax purposes, in which case, we will be subject to the uniform 25% enterprise income tax as to our global income.

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

Impairment of long-lived assets

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable, such as change of business plan, obsolescence, and continuous loss suffered. We assess recoverability of assets by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. In determining estimates of future cash flows, we have to exercise significant judgment in terms of projection of future cash flows and assumptions. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds its fair value. We estimate the fair value of an asset based on the best information available, including prices for similar assets and, in the absence of observable market prices, the result of using a present value technique to estimate the fair value of the asset. For the periods presented, apart from $2.0 million specific impairment loss for equipment no longer in use due to poor physical condition, we recorded no impairment of our long-lived assets. However, if wafer selling prices continue to decline beyond the assumption used in our forecast of undiscounted future cash flows expected to be generated by these assets, we may be required to recognize an impairment of our long-lived assets. If so, the magnitude of any impairment charge could have a significant adverse impact on our consolidated financial statements.

Balance sheet classification for inventory

We regularly review our future consumption and sales of inventories to determine whether any portion of our inventories are expected to be utilized for production or sold in the next 12 months. We will classify those inventories as non-current assets if they are not expected to be utilized or sold within the next 12 months. The polysilicon materials we use for our ingot and wafer production include virgin polysilicon and recyclable polysilicon scraps in different forms, appearance and physical characteristics. Certain types of these recyclable silicon materials can only be used and blended in smaller quantities for our ingot production due to (i) restriction of packing silicon materials of different form and appearance into crucibles; (ii) lack of trained labor and equipment to do sorting, etching and sandblasting required for certain types of silicon materials prior to their use of ingot production; and (iii) our preferred blending ratio. Our evaluation of the classification of inventories into non-current assets are made with reference to the historical consumption of each types of recyclable silicon materials into each ingot production, our planned expansion of our trained workforce and required production facilities, our forecasted sales and estimated availability of virgin polysilicon through our internal production plan and external purchases. In this evaluation process, we have to exercise significant judgment in forecasting our sales and estimated consumption of the inventories. We routinely carry out this evaluation based on the latest available information and record any portion of our inventories as non-current assets based on the results of our evaluation. As at December 31, 2007 and December 31, 2009, we classified inventories of $30.0 million and $10.9 million, respectively, into non-current assets as we estimated that those inventories will only be consumed or utilized in our production after one year. No such reclassification is made as at December 31, 2008 since we estimated that the inventories will be consumed in our production within one year.

Realization for inventory

Our inventories are stated at the lower of cost or market. Market value does not exceed the net realizable value of the inventory, which is estimated selling price of our inventory in the ordinary course of business, less reasonably predicable costs of completion and disposal. We routinely evaluate the net realizable value of our inventories in light of market conditions and recognize inventory write-downs when considered necessary. The evaluation takes into consideration a number of factors including historical and forecasted consumption of our raw materials, our sales contracts for finished goods on hand, marketability of our inventories, anticipated change in market selling price, risk of obsolescence of our inventories due to change in technology or change in physical properties over time and other factors. Also, the price of polysilicon materials is subject to fluctuation based on global supply and demand, which may have an impact on our ability to recover our inventories costs. Furthermore, when our finished goods products contain defects, either caused by our production or delivery process, as confirmed by our quality control department, our management will decide whether to sell the products at a discounted price or recycle the wafers back to our furnaces as raw materials, the decision of which will impact the amount of inventory write-down required. During the years ended December 31, 2007, 2008 and 2009, total inventory write-downs were $4.2 million, $312.0 million and $180.2 million, respectively. A majority of our total inventory write-down during 2008 and 2009 was to adjust the carrying value of certain inventories to estimated net realizable values to take into account the rapid market selling price decline for solar wafers. Such write-downs negatively impacted our gross profit and income from operations.

Provision for doubtful recoveries on prepayment to suppliers

We make short-term and long-term prepayments to our raw materials suppliers from time to time in order to secure stable supply of polysilicon feedstock. Consistent with industry practices, we make such prepayments without any collateral. We continuously make assessments on the creditworthiness of these suppliers, primarily based on their historical track records to honor their contractual commitments to us. If there is any indication that the creditworthiness of a supplier is deteriorating, as evidenced by the supplier’s failure to deliver to us the ordered polysilicon feedstock and repay our advances in accordance with the terms of our contract, we will assess and determine the amount of provision for doubtful recoveries required on the prepayments we made with reference to any available internal and external information in respect of financial condition of that supplier. Based on such assessment we made provision for doubtful recoveries totaling $20.6 million during the year ended December 31, 2008 and $17.9 million during the year ended December 31, 2009 against the prepayment we made to certain suppliers. No provision for doubtful recoveries against our prepayments to suppliers was recognized as of December 31, 2007.

Share-based compensation

We adopted our 2006 stock incentive plan on July 31, 2006 and have outstanding options granted to certain of our officers, directors and employees and certain service providers to purchase an aggregate of 12,033,937 shares as of the date of this report. For a description of our stock options granted, including the exercise prices and vesting periods, see “Item 6. Directors, Senior Management and Employees — E. Share Ownership — 2006 Stock Incentive Plan” in this report. We recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. A fair value-based method is used for measuring the compensation expense related to share-based compensation. Our stock option compensation charges may change based on changes in our actual forfeitures. We record compensation expense for the fair value of the options at the grant date. We then amortize share-based compensation expenses over the vesting periods of the related options.

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

Our share-based compensation expenses will affect our reported net income, earnings per share and each line item of our operating expenses, which include cost of goods sold, selling expenses, general and administrative expenses and R&D expenses.

For the three years ended December 31, 2009, we granted the following options to our employees and non-employees.

			Fair Value of
			Ordinary Shares
Grant Date	Number of Options	Exercise Price	at Grant Date

February 6, 2007	2,065,900	$9.00	$7.98
April 17, 2007(1)	100,000	9.00	25.00
May 14, 2007(2)	350,900	25.00	25.00
May 31, 2007(3)	100,000	9.00	27.00
July 6, 2007(4)	633,400	33.96	33.53
October 17, 2007(4)	200,000	9.00	44.75
December 3, 2007(4)(5)	734,500	29.55	32.30
January 5, 2008(4)(5)	60,000	43.81	43.30
February 25, 2008(4)(5)	10,000	31.05	32.46
April 22, 2008(4)(5)	33,000	33.57	32.75
July 29, 2008(4)(5)	10,000	32.70	34.99
October 31,2008(4)(5)	60,000	18.06	18.19
November 13, 2008(4)	291,300	13.12	14.32
January 15, 2009(4)(5)	423,100	13.06	9.79
April 16, 2009(4)(5)	287,300	$8.46	$5.85

(1)	Represents the 100,000 options granted on April 17, 2007 to Gang Wang, one of our directors. We estimated the fair value of our shares as of the grant date to be $25.00 per share, based on our preliminary discussions with the underwriters for our IPO regarding its possible price range.

(2)	Represents the 350,900 options authorized on April 17, 2007 granted to our employees. The exercise price for such options was $25.00, the low end of the price range as shown on the cover page of our preliminary IPO prospectus. The grant date of such options was May 14, 2007, the date such exercise price was determined. We estimated the fair value of the shares on the grant date of such options to be $25.00 per share, the low end of the price range set forth on the cover page of the preliminary IPO prospectus.

(3)	Represents the 100,000 options authorized on April 17, 2007 granted to Mr. Louis T. Hsieh, who became our director on the date of our IPO. The exercise price for such options was $9.00 per share and the grant date of such options was the date of our IPO prospectus. We determined the fair value of our shares on such grant date to be the IPO price per share, which was $27.00.

(4)	Represents options granted to our directors and employees. The fair value of our shares on such grant date was based on the closing price of our ADSs listed on the New York Stock Exchange for the trading day prior to the grant date.

(5)	As a result of the significant decreases of our share prices amid the global economic slowdown and financial market crisis, we and some of our optionees agreed to cancel some of the previously granted, but not yet vested, stock options in lieu of newly granted options in January and April 2009 with similar terms at lower exercise prices.

In determining the fair value of the underlying shares at the date of grant, we considered the guidance prescribed by the AICPA Audit and Accounting Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation,” or the Practice Aid. We engaged an independent valuation firm, Sallmanns (Far East) Limited, which has since February 2008 merged into Jones Lang LaSalle Sallmanns Limited, or Sallmanns, to perform appraisals of the fair value for the options and the shares underlying the options granted in February 2007 and the fair value for the options granted after April 1, 2007 and prior to our IPO. The fair value of the shares underlying the options we have granted subsequent to our IPO has been based on the closing price of our ADSs listed on the New York Stock Exchange for the trading day prior to the respective grant dates.

February 6, 2007 grant. In its assessment of the fair value of our shares underlying the options granted on February 6, 2007, Sallmanns considered the income approach and the market approach, and used the income approach to derive the fair value of our shares.

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

On February 6, 2007, we were unable to identify companies that were directly comparable to us, given our operating history of less than a year, the nature of our business as a pure wafer manufacturer and our rapid development. Although there were public companies in solar-energy related industries, the valuation ratios of those companies vary significantly. Some valuation ratios, such as price-to-earnings ratios, were not available for some of those companies. As a result, Sallmanns concluded that the historical and projected financial conditions of these companies were significantly different from one another and that there were no consensus valuation ratios applicable for purposes of the valuation. As such, Sallmanns did not believe that the market approach was applicable to us in February 2007.

Our estimated fair value per share was $7.98 on February 6, 2007.

Option grants on April 17, May 14 and May 31, 2007. In connection with our option grants on April 17, May 14 and May 31, 2007, we did not engage Sallmanns to conduct a valuation of our shares as of the grant dates of the options because the completion of our IPO was more certain and closer in time than in February 2007. For the 100,000 options granted on April 17, 2007 to Gang Wang, one of our existing directors, we estimated the fair value of our shares as of the grant date based on our preliminary discussions with the underwriters for our IPO regarding the possible price range, and we estimated such fair value to be $25.00 per share. For the 350,900 options authorized on April 17, 2007 granted to our employees, the exercise price was $25.00, the low end of the price range for our IPO on the cover page of our preliminary IPO prospectus, and therefore the grant date of such options was May 14, 2007, the date such price range was determined. We estimated the fair value of the shares on the grant date of such options to be $25.00 per share, which was the low end of the price range set forth on the cover of our preliminary IPO prospectus. We selected the low end of the price range because there remained uncertainties after such date regarding the completion of our IPO and the offering price. For the 100,000 options authorized on April 17, 2007 granted to Louis T. Hsieh, who became our director on the date of our IPO prospectus, the exercise price was $9.00 per share and the grant date of such options was May 31, 2007, the date of our IPO prospectus. We determined the fair value of our shares on such grant date to be our IPO price per share, which was $27.00.

Our estimated fair value per share increased substantially from $7.98 on February 6, 2007 to $25.00 on April 17, 2007, $25.00 on May 14, 2007, the date of our preliminary IPO prospectus for our IPO, and $27.00 on the date of our IPO prospectus.

Option grants after July 1, 2007. In connection with our option grants after July 1, 2007, because we completed our IPO, we estimated the fair value of our shares on such grant dates to be the closing price of our ADSs listed on the New York Stock Exchange for the trading day immediately prior to such grant date.

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

In 2008, we determined that the conversion feature embedded in the convertible senior notes was not required to be bifurcated and accounted for as a derivative pursuant to FASB ASC Topic 85, Derivatives and Hedging, since the embedded conversion feature was indexed to our own stock and would be classified in shareholders’ equity if it was a free-standing instrument. Effective as of January 1, 2009, we have adopted the FASB ASC Subtopic 470-20, Debt with Conversion and Other Options, or ASC Subtopic 470-20. ASC Subtopic 470-20 specifies that issuers of convertible debt instruments should separately account for the liability and equity components in a manner that reflect the entity’s nonconvertible debt borrowing rate when its interest cost is recognized in subsequent periods. The resulting debt discount is amortized over the period the convertible debt is expected to be outstanding. ASC

Subtopic 470-20 requires retroactive application while its early adoption was not permitted. Therefore, ASC Subtopic 470-20 became applicable to our 4.75% convertible senior notes due 2013 as of January 1, 2009. For details relating to the retrospective application of the relevant provisions of ASC Subtopic 470-20 as applicable to our convertible senior notes and the effects on our selected historical consolidated financial data, including certain comparative data, you may refer to our periodic report on Form 6-K filed with the SEC on June 19, 2009.

Costs incurred by us that were directly attributable to the issuance of convertible senior notes, were deferred and are being charged to the audited consolidated statement of operations using the effective interest rate method over the term of the notes.

Recently Issued Accounting Standards

In December 2009, FASB issued ASU 2009-16, Transfers and Servicing (Topic 860) — Accounting for Transfers of Financial Assets, or ASU 2009-16, which formally codifies FASB Statement No. 166, Accounting for Transfers of Financial Assets. ASU 2009-16 represents a revision to the provisions of former FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and will require more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. Among other things, ASU 2009-16 (1) eliminates the concept of a “qualifying special-purpose entity,” (2) changes the requirements for derecognizing financial assets, and (3) enhances information reported to users of financial statements by providing greater transparency about transfers of financial assets and an entity’s continuing involvement in transferred financial assets. ASU 2009-16 will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009, and in interim periods within those fiscal years with earlier adoption prohibited. The provisions of ASU 2009-16 are not expected to have a material impact on our consolidated financial statements.

In January 2010, FASB issued ASU No. 2010-06, Improving Disclosures about Fair Value Measurements, or ASU 2010-06, which amends ASC Subtopic 820-10, Fair Value Measurements and Disclosures — Overall, to require new disclosures regarding transfers in and out of assets and liabilities measured at fair value classified within the valuation hierarchy as either Level 1 or Level 2, as well as information about sales, issuances and settlements on a gross basis for assets and liabilities classified as Level 3. ASU 2010-06 also clarifies existing disclosures over the level of disaggregation in which a reporting entity should provide fair value measurement disclosures for each class of assets and liabilities. ASU 2010-06 further requires additional disclosures about valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. ASU 2010-06 will be effective for our financial statements for interim and annual periods beginning after December 15, 2009, except for disclosures about purchases, sales, issuances and settlements in the rollforward of activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010. We will include the required disclosures in the consolidated financial statements of 2010 and onward.

Results of Operations

We were incorporated in the Cayman Islands and all of our principal operating subsidiary were incorporated and operate in China.

Year ended December 31, 2009 compared with year ended December 31, 2008

	Year Ended December 31,
	2008		2009
	(As adjusted)
	(In thousands)	(% of Net Sales)	(In thousands)	(% of Net Sales)

Net sales	$1,643,495	100.0%	$1,098,038	100.0%
Cost of goods sold	(1,555,139)	(94.6)	(1,211,621)	(110.3)

Gross profit (loss)	88,356	5.4	(113,583)	(10.3)
Selling expenses	(3,786)	(0.2)	(4,738)	(0.4)
General and administrative expenses	(68,010)	(4.2)	(91,513)	(8.3)
Research and development expenses	(7,570)	(0.5)	(8,299)	(0.8)
Legal settlements, net of insurance recoveries	—	—	(10,000)	(0.9)
Impairment loss for property, plant and equipment	—	—	(1,999)	(0.2)

Total operating expenses	(79,366)	(4.9)	(116,549)	(10.6)

Income (Loss) from operations	8,990	0.5	(230,132)	(20.9)
Other income (expenses):
Interest income	5,875	0.4	2,408	0.2
Interest expense and amortization of convertible senior notes issuance costs and debt discount	(38,162)	(2.3)	(50,068)	(4.6)
Foreign currency exchange gain (loss), net	14,495	0.9	(613)	(0.1)
Government subsidies	19,665	1.2	26,927	2.5
Change in fair value of prepaid forward contracts	60,028	3.7	—	—
Equity in income (loss) of an associate and a jointly-controlled entity	704	0.0	(3,343)	(0.3)
Others, net	(48)	(0.0)	(87)	—

Earnings (Loss) before income tax	71,547	4.3	(254,908)	(23.2)
Income tax (expense) benefit	(5,139)	(0.3)	20,912	1.9

Net income (loss)	66,408	4.0	(233,996)	(21.3)

Earnings attributable to non-controlling interests	—	—	(229)	—

Net income (loss) attributable to our shareholders	$66,408	4.0%	$(234,225)	(21.3)%

Net sales.  For the year ended December 31, 2009, our net sales were approximately $1,098.0 million, representing a decrease of $545.5 million from our net sales of $1,643.5 million for the year ended December 31, 2008. This decrease was primarily due to the decline in the average selling price of our wafers, although there was significant growth in our wafer sales volume and processing volume. Demand for our wafers declined in the fourth quarter of 2008 and first quarter of 2009 due to the global economic slowdown but recovered beginning in the middle of the second quarter of 2009. However, the rapid expansion in production capacity by polysilicon producers has resulted in an increase in supply of polysilicon materials worldwide, thereby resulting in a significant decrease in polysilicon prices and significant decline in the average selling price of our wafers since the fourth quarter of 2008. As a result, although the demand in our wafers has grown significantly since the second quarter of 2009 and our wafer sales volume increased by 261.8 MW, or 41.2%, from 636.3 MW during the year ended December 31, 2008 to 898.1 MW during the year ended December 31, 2009, the increase in sales volume was offset by the decrease in average selling price of our wafers by 55.3% from $2.35 per watt during the year ended December 31, 2008 to $1.05 per watt during the year ended December 31, 2009.

During the year ended December 31, 2008 and 2009, our net sales by product were as follows:

	Year Ended December 31,
	2008		2009
Product	Net Sales	% of Total	Net Sales	% of Total
	(In millions)		(In millions)

Wafers	$1,495.0	91.0%	$945.0	86.1%
Processing of wafers on behalf of others	116.9	7.1	80.6	7.3
Modules	—	—	58.9	5.4
Silicon materials	31.6	1.9	8.0	0.7
Others	—	—	5.5	0.5

Total net sales	$1,643.5	100.0%	$1,098.0	100.0%

Net sales of our wafers decreased by $550.0 million, from $1,495.0 million for the year ended December 31, 2008 to $945.0 million for the year ended December 31, 2009. The decrease in wafer net sales was partially offset by net sales of $58.9 million of our modules as we commenced solar module sales in the third quarter of 2009.

Our net sales generated from the various geographic regions during the year ended December 31, 2009 as a percentage of our total net sales experienced some significant changes as compared to the year ended December 31, 2008. Based on the immediate destination of our goods shipped, our sales in Asia Pacific ex-China were substantially higher than those in any other single geographic region for the year ended December 31, 2009 while our net sales in Europe were substantially higher than those in any other single geographic region for the year ended December 31, 2008. Our net sales to Asia Pacific ex-China increased from $494.5 million, or 30.1% of our total net sales, for the year ended December 31, 2008 to $552.6 million, or 50.3% of our total net sales, for the year ended December 31, 2009 largely because of our development of the Taiwan market and our increased sales volume to customers in Taiwan. Our net sales in China during the year ended December 31, 2009 slightly decreased to 25.0% of our total net sales as compared to 28.2% during the year ended December 31, 2008. Our net sales to Europe during the year ended December 31, 2009 decreased from $614.7 million to $223.8 million, or 20.4% of our total net sales, primarily due to our decreased sales to Germany following the global economic slowdown. Our net sales to North America during the year ended December 31, 2009 maintained at 4.3% as compared to the year ended December 31, 2008, although our sales to this region in dollar amount decreased from $71.2 million to $47.6 million.

During the year ended December 31, 2008 and 2009, our net sales breakdown by geographic region was as follows:

	Year Ended December 31,
	2008		2009
Geographic Region	Net Sales	% of Total	Net Sales	% of Total
	(In millions)		(In millions)

Mainland China	$463.1	28.2%	$274.0	25.0%
Asia Pacific ex-Mainland-China	494.5	30.1	552.6	50.3
Europe	614.7	37.4	223.8	20.4
North America	71.2	4.3	47.6	4.3

Total net sales	$1,643.5	100.0%	$1,098.0	100.0%

We will periodically adjust our geographic market classification on the basis of our sales as our management determines from time to time to be appropriate in reflecting our operations.

Cost of goods sold.  For the year ended December 31, 2009, our cost of goods sold was approximately $1,211.6 million, representing an decrease of $343.5 million from our cost of goods sold of $1,555.1 million for the year ended December 31, 2008. The decrease in costs of goods sold was due to a decrease in average polysilicon cost and a decrease of inventory write-down from $312.0 million for the year ended December 31, 2008 to $180.2 million in the year ended December 31, 2009. The rapid downturn of the global economy and the crisis in the global financial markets beginning during the second half of 2008 resulted in significant price declines for both solar wafers and polysilicon feedstock since the fourth quarter of 2008, which caused a significant decline in the estimated net realizable value of our inventories that we had previously purchased at higher costs when there was a polysilicon shortage. However, the price decline in polysilicon feedstock also lowered our costs of raw materials consumed for wafer production, as polysilicon accounts for a significant portion of our total costs of production. In particular, our weighted average purchase price of polysilicon feedstock decreased from $270 per kilogram for the year ended December 31, 2008 to $86 per kilogram for the year ended December 31, 2009. As a result, our costs of goods sold decreased by 22.1% while sales volume increased by 41.2% for the year ended December 31, 2009 as compared to the year ended December 31, 2008.

During the year ended December 31, 2008 and 2009, our cost of goods sold by product/service was as follows:

	Year Ended December 31,
	2008		2009
Product	Cost of Goods Sold	% of Total	Cost of Goods Sold	% of Total
	(In millions)		(In millions)

Wafers(1)	$1,446.6	93.0%	$1,089.7	89.9%
Processing of wafers on behalf of others	83.4	5.4	62.2	5.2
Modules	—	—	52.1	4.3
Silicon materials	25.1	1.6	3.5	0.3
Others	—	—	4.1	0.3

Total cost of goods sold	$1,555.1	100.0%	$1,211.6	100.0%

(1)	Includes substantially all of the provision for inventory write-downs in 2008 and 2009.

Gross profit (loss).  For the year ended December 31, 2009, our gross loss was $113.6 million and loss margin of 10.3%, compared to a gross profit of $88.4 million and gross profit margin of 5.4% for the year ended December 31, 2008. Although both demand and price for our wafers suffered significant declines in the last quarter of 2008 due to the global economic slowdown and financial crisis and we made $312.0 million inventory write-down in 2008, the higher gross profits accumulated in the first three quarters of 2008 when the PV market experienced significant expansion helped to generate a positive gross profit margin for the year ended December 31, 2008 as a whole. The decrease in gross profit and gross profit margin in the year ended December 31, 2009 was primarily due to the further erosion in wafer price throughout 2009 by 55.3% as compared with the average selling price in the year ended December 31, 2008. Although our cost of sales decreased as a result of the reduction in polysilicon cost and our inventory write-down decreased from $312.0 million in 2008 to $180.2 million in 2009, the extent of cost saving in our feedstock and decrease of inventory write-down were not sufficient to compensate the decrease in net sales.

Operating expenses.  For the year ended December 31, 2009, our operating expenses were $116.5 million, an increase of $37.2 million from our operating expenses of $79.4 million for the year ended December 31, 2008. This increase was primarily due to (1) a $10.0 million provision for legal settlements net of insurance recoveries, as we entered into a proposed settlement agreement with the plaintiff relating to our class action lawsuit, (2) a $2.0 million impairment loss for property, plant and equipment which were no longer used due to poor physical condition, and (3) an increase of approximately $23.5 million in our general and administrative expenses. The increase in our general and administrative expenses was primarily due to an increase in salary and welfare expenses, an increase in depreciation and amortization, higher legal and professional expenses relating to contract disputes with our customers and suppliers, an increase in provision for doubtful recoveries of accounts receivable from nil for the year ended December 31, 2008 to $4.5 million for the year ended December 31, 2009, the combined effect of which was partially offset by a decrease in provision for doubtful recoveries of prepayments to suppliers from $20.6 million for the year ended December 31, 2008 to $17.9 million for the year ended December 31, 2009.

Interest income and expense.  For the year ended December 31, 2009, our interest income was approximately $2.4 million, a decrease of $3.5 million from our interest income of approximately $5.9 million for the year ended December 31, 2008. The decrease was primarily due to the decrease in our average balance of cash on deposit in interest-bearing savings accounts as we continued to increase our capital expenditure for the construction of polysilicon plant and wafer production capacity expansion in 2009. For the year ended December 31, 2009, our interest expense and amortization of convertible senior notes issuance costs and debt discount increased to $50.1 million from $38.2 million for the year ended December 31, 2008 as a result of an increase in our bank borrowings to finance our working capital needs and capital expenditures, and a reduction in interest capitalization following the completion of the first 5,000-metric-ton train, the combined effect of which was partially offset by the decrease in interest rates in our bank borrowings.

Foreign currency exchange gain, net.  For the year ended December 31, 2009, our foreign currency exchange loss, net, was $0.6 million compared to our foreign currency exchange gain, net, of $14.5 million for the year ended December 31, 2008. This was primarily because the U.S. dollar depreciated considerably against the Renminbi for the year ended December 31, 2008 while the exchange rate of the U.S. dollar remained stable against the Renminbi for the year ended December 31, 2009, and our PRC operating subsidiaries, whose functional currency is Renminbi, held a significant amount of U.S. dollar-denominated liabilities on a net basis for the year ended December 31, 2008.

Government subsidies.  For the year ended December 31, 2009, government subsidies received and recognized as other income totaled $26.9 million, compared to $19.7 million for the year ended December 31, 2008. The increase in government subsidy was primarily due to the increase in subsidy of $23.2 million paid by the local government as an incentive for our development of wafer industry at Xinyu city, which was partially offset by the decrease in subsidy of $15.9 million in connection with our tax payments to the national tax bureau, which are calculated based on the portion of tax revenue allocated to the local city government by the PRC central government. Our government subsidy did not include a subsidy of $67.2 million received from the local government during the year ended December 31, 2009, for obtaining the land use rights in relation to our production operation in China, which was deferred and amortized as a reduction of the amortization charges for the related pieces of land over their respective lease period.

Equity in income (loss) for an associate and a jointly-controlled entity.  For the year ended December 31, 2009, our equity in loss for an associate and a jointly-controlled entity was $3.3 million, compared to our equity in income of $0.7 million for the year ended December 31, 2008 primarily because our jointly-controlled entity, which was established in the first quarter of 2009 and 51%-owned by us, incurred losses of $6.5 million as the net realizable value of the solar power plant project that was in development for sales by our jointly-controlled entity was lower than the estimated construction costs to completion as of December 31, 2009.

Change in fair value of prepaid forward contracts.  For the year ended December 31, 2008, we had unrealized income of $60.0 million from the fair value change in the prepaid forward contracts which we entered into on April 9, 2008 in connection with our offering of the convertible senior notes. The prepaid forward contracts were initially recognized as assets and measured at fair value as the contracts could only be settled in cash on the issuance date and were reclassified as a reduction of additional paid-in capital in equity when the conditions for physical settlement in shares were met on June 17, 2008. The change in fair value of the prepaid forward contracts of $60.0 million from the issuance date to June 17, 2008, which was based on the change in the market price of our ADSs, the underlying securities of the prepaid forward contracts, was recorded as other income for the year ended December 31, 2008. We had no such income in the year ended December 31, 2009.

Income tax (expense) benefit.  For the year ended December 31, 2009, our income tax benefit totaled $20.9 million as compared to income tax expense of $5.1 million for the year ended December 31, 2008 because we incurred a loss before income tax of $254.9 million. Jiangxi LDK Solar was our principal operating subsidiary during the year ended December 31, 2008 and 2009. Jiangxi LDK Solar is entitled to an exemption from the PRC enterprise income tax for two years beginning from January 1, 2006 and a reduced income tax rate of 12.5% for three years beginning from January 1, 2008. Our effective income tax rate was 7.18% and 8.20% for the years ended December 31, 2008 and 2009, respectively. The effective income tax rate in 2009 was lower than the applicable tax rate of Jiangxi LDK Solar of 12.5% primarily because a withholding tax of $6.0 million was provided in 2009 as a result of capital distribution from our joint venture and we incurred share-based compensation expenses as well as interest and amortization expenses relating to our convertible notes that were not deductible for tax purposes. The effective income tax rate in 2008 was lower than the applicable tax rate of Jiangxi LDK Solar of 12.5% primarily because we had a non-taxable gain of $60.0 million as a result of the change in fair value of our prepaid forward contract.

Net income (loss).  For the year ended December 31, 2009, our net loss after taxes before non-controlling interests was $234.0 million, compared to a net income of $66.4 million for the year ended December 31, 2008. This decrease was primarily due to the decrease in gross profit as a result of significant declines in the price of our PV products. Without the tax holiday as described in “— Income tax benefit (expense)” above, our net income available to ordinary shareholders would have been reduced by approximately $5.9 million for the year ended December 31, 2008. As Jiangxi LDK Solar incurred a loss for the year ended December 31, 2009, the tax holiday had no impact on our net loss for the year ended December 31, 2009.

Loss attributable to non-controlling interests.  For the year ended December 31, 2009, we had a loss attributable to non-controlling interests of $0.2 million. We had no loss attributable to non-controlling interests for the year ended December 31, 2008 as all those subsidiaries were wholly owned by us. During the year ended December 31, 2009, we established certain majority-owned subsidiaries and partially acquired a subsidiary in Europe to develop solar power plant projects. In addition, the disposal of a 15% equity interest in Jiangxi LDK Silicon to Jiangxi Trust in November 2009 also led to a portion of loss attributable to non-controlling interests for the year ended December 31, 2009.

Net income (loss) attributable to our shareholder.  As a result of the foregoing, for the year ended December 31, 2009, our net loss to ordinary shareholders was $234.2 million. Our net income available to ordinary shareholders for the year ended December 31, 2008 was $66.4 million. Without the tax holiday as described in “— Net income (loss)” above, our net income available to ordinary shareholders would have been reduced by approximately $5.9 million for the year ended December 31, 2008. As Jiangxi LDK Solar incurred loss for the year ended December 31, 2009, the tax holiday had no impact on our net loss attributable to us for the year ended December 31, 2009.

Earnings per ordinary share.  For the year ended December 31, 2009, loss per share was $2.18 and $2.18 per share on a basic and diluted basis, respectively. For the year ended December 31, 2008, earnings per share was $0.63 and $0.61 per share on a basic and diluted basis, respectively. Without the tax holiday as described in “— Net income (loss)” above, our basic earnings per share and diluted earnings per share for the year ended December 31, 2008 would have been reduced by $0.06 and $0.05, respectively. As Jiangxi LDK Solar incurred a loss for the year ended December 31, 2009, the tax holiday had no impact on our basic and diluted earnings per share for the year ended December 31, 2009.

Year ended December 31, 2008 compared with year ended December 31, 2007

	Year Ended December 31,
	2007		2008
	(In thousands)	(% of Net Sales)	(As adjusted) (In thousands)	(% of Net Sales)

Net sales	$523,946	100.0%	$1,643,495	100.0%
Cost of goods sold	(353,709)	(67.5)	(1,555,139)	(94.6)

Gross profit	170,237	32.5	88,356	5.4
Selling expenses	(873)	(0.2)	(3,786)	(0.2)
General and administrative expenses	(19,360)	(3.7)	(68,010)	(4.2)
Research and development expenses	(3,202)	(0.6)	(7,570)	(0.5)

Total operating expenses	(23,435)	(4.5)	(79,366)	(4.9)

Income from operations	146,802	28.0	8,990	0.5
Other income/(expenses):
Interest income	4,109	0.8	5,875	0.4
Interest expense and amortization of convertible senior notes issuance costs	(9,419)	(1.8)	(38,162)	(2.3)
Decrease in fair value of warrants	2	0.0	—	—
Foreign currency exchange (loss)/gain, net	(1,654)	(0.3)	14,495	0.9
Government subsidies	3,461	0.7	19,665	1.2
Change in fair value of prepaid forward contracts	—	—	60,028	3.7
Equity in income of an associate	—	—	704	0.0
Others, net	—	—	(48)	(0.0)

Earnings before income tax	143,301	27.4	71,547	4.3
Income tax benefit/(expense)	758	0.1	(5,139)	(0.3)

Net income	144,059	27.5	66,408	4.0

Accretion of Series A preferred shares to redemption value	(860)	(0.2)	—	—
Accretion of Series B preferred shares to redemption value	(2,726)	(0.5)	—	—
Accretion of Series C preferred shares to redemption value	(1,351)	(0.2)	—	—

Net income available to ordinary shareholders	$139,122	26.6%	$66,408	4.0%

Net sales.  For the year ended December 31, 2008, our net sales were approximately $1,643.5 million, representing an increase of $1,119.6 million from our net sales of $523.9 million for the year ended December 31, 2007. This increase was primarily due to our increased sales volume of 156 x 156 mm wafers. We sold 636.3 MW of wafers during the year ended December 31, 2008 and 223.8 MW of wafers during the year ended December 31, 2007. As affected by the global economic slowdown and crisis in the global financial markets, demand for our products has declined since the fourth quarter of 2008, our net sales for the fourth quarter of 2008 were approximately $426.6 million, a decline from $541.8 million for the third quarter of 2008.

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

During the year ended December 31, 2007 and 2008, our net sales breakdown by geographic region was as follows:

	Year Ended December 31,
	2007		2008
Geographic Region	Net Sales	% of Total	Net Sales	% of Total
	(In millions)		(In millions)

Mainland China	$154.2	29.4%	$463.1	28.2%
Asia Pacific ex-Mainland-China	216.3	41.3	494.5	30.1
Europe	105.5	20.1	614.7	37.4
North America	47.9	9.2	71.2	4.3

Total net sales	$523.9	100.0%	$1,643.5	100.0%

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

During the year ended December 31, 2007 and 2008, our cost of goods sold by product/service was as follows:

	Year Ended December 31,
	2007		2008
Product	Cost of Goods Sold	% of Total	Cost of Goods Sold	% of Total
	(In millions)		(In millions)

156 x 156 mm wafers(1)	$268.3	75.9%	$1,300.7	83.6%
125 x 125 mm wafers	68.5	19.4	130.9	8.4
150 x 150 mm wafers	1.1	0.3	15.0	1.0
Processing of wafers on behalf of others	13.1	3.7	83.4	5.4
Silicon materials	2.7	0.7	25.1	1.6

Total cost of goods sold	$353.7	100.0%	$1,555.1	100.0%

(1)	Includes substantially all of the provision for inventory write-downs in 2008. There was no such write-down in 2007.

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

Interest income and expense.  For the year ended December 31, 2008, our interest income was approximately $5.9 million, an increase of $1.8 million from our interest income for the year ended December 31, 2007 of approximately $4.1 million. The increase was primarily due to the increase in our average balance of cash on deposit in interest-bearing savings accounts since our convertible notes offering and follow-on offering of 4.8 million ADSs in 2008. For the year ended December 31, 2008, our interest expense and amortization of convertible senior notes issuance costs increased to $38.2 million from $9.4 million for the year ended December 31, 2007 as a result of an increase in our bank borrowings and the issuance of convertible senior notes in April 2008.

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

Net income.  For the year ended December 31, 2008, our net income was $66.4 million, a decrease of $77.7 million from $144.1 million for the year ended December 31, 2007. For the year ended December 31, 2008, our net margin decreased to 4.0% from 27.5% for the year ended December 31, 2007. Without the tax holiday referenced above under “— Income tax expense,” our income tax expense would have increased by approximately $53.3 million and $5.9 million for the year ended December 31, 2007 and 2008, respectively, with a corresponding reduction in the amount of our net income for the periods.

Net income available to ordinary shareholders.  As a result of the foregoing, for the year ended December 31, 2008, our net income available to ordinary shareholders was $66.4 million. Our net income available to ordinary shareholders for the year ended December 31, 2007 was $139.1 million. Without the tax holiday as described in “— Net income” above, our net income available to ordinary shareholders would have been reduced by approximately $53.3 million and $5.9 million for the year ended December 31, 2007 and 2008, respectively.

Earnings per ordinary share.  For the year ended December 31, 2008, earnings per share was $0.63 and $0.61 per share on a basic and diluted basis, respectively. For the year ended December 31, 2007, earnings per share was $1.50 and $1.37 per share on a basic and diluted basis, respectively. Without the tax holiday as described in “— Net income” above, our basic earnings per share would have been reduced by $0.58 and $0.06 for the year ended December 31, 2007 and 2008, respectively, and our diluted earnings per share would have been reduced by $0.51 and $0.05 for the year ended December 31, 2007 and 2008, respectively.

B.	Liquidity and Capital Resources

Prepayments to Suppliers

In order to secure stable supply of polysilicon materials, we make prepayments to certain suppliers based on written purchase orders detailing product, quantity and price. Our prepayments to suppliers are recorded either as prepayments to suppliers, if they are expected to be utilized within 12 months as of each balance sheet date, or as prepayments to suppliers to be utilized beyond one year, if they represent the portion expected to be utilized after 12 months. As of December 31, 2007, 2008 and 2009, we had prepayments to suppliers that amounted to $138.2 million, $71.2 million and $40.8 million, respectively, and prepayments to suppliers to be utilized beyond one year that amounted to $19.0 million, $33.6 million and $26.5 million, respectively.

We make prepayments without receiving collateral, as a result, we are subject to counterparty risks, and our claims for such prepayments would rank only as an unsecured claim, which exposes us to the credit risks of these suppliers in the event of their insolvency or bankruptcy. In 2008 and 2009, we recognized a provision for doubtful recoveries of approximately $20.6 million and $17.9 million, respectively, for the prepayments to suppliers, which was included in our general and administrative expenses. No such provisions were recognized in 2007. From 2010 onward, we expect advances to suppliers to continue to decrease as we increase the production of our own polysilicon.

Advance Payments from Customers

We were able to require most of our customers to prepay a substantial portion of their orders in the past few years when market demand for our products was high. As of December 31, 2007, 2008 and 2009, advance payments from our customers amounted to $208.8 million, $744.0 million and $376.8 million, respectively. As compared with December 31, 2008, advance payments from our customers at the year end decreased by $367.2 million. This decrease was mainly due to a reclassification of a $244.1 million prepayment from Q-Cells from advance payments from customers to other payable as a result of the entry into an amendment agreement between Q-Cells and us, pursuant to which we are required to refund the prepayment to Q-Cells in accordance with the repayment schedule set forth in the amendment agreement. In addition, there was a decline in the global market demand for solar wafers and requests by more customers to effect payments upon delivery or after acceptance of delivery. In line with the changes with respect to our net sales and advance payments from customers, our trade accounts receivable amounted to $3.8 million, $94.7 million and $209.6 million as of December 31, 2007, 2008 and 2009, respectively, and our accounts receivable turnover was 2 days, 11 days and 50 days for the years ended December 31, 2007, 2008 and 2009, respectively. We expect the current business environment to continue for some time and advance payments from our customers to decrease while accounts receivable to increase in 2010.

Cash Flow and Working Capital

Solar wafer manufacturing and polysilicon production require intensive capital investment and, we have financed our operations and capital expenditures substantially through cash flow from financing activities, including the proceeds of our IPO, convertible senior notes offering in April 2008, follow-on equity offerings in September 2008 and December 2009 and short-term bank borrowings, as well as advance payments from customers.

The following table sets forth a summary of our net cash flows for the periods indicated:

	Year Ended December 31,
	2007	2008	2009
		(As adjusted)
		(In thousands)

Net cash (used in)/provided by operating activities	$(80,663)	$333,061	$18,614
Net cash used in investing activities	(328,623)	(1,247,174)	(797,315)
Net cash provided by financing activities	462,324	1,087,698	907,315
Effect of exchange rate changes on cash	205	(1,532)	624

Net increase in cash and cash equivalents	53,243	172,053	129,238
Cash and cash equivalents at the beginning of period	30,227	83,470	255,523
Cash and cash equivalents at the end of period	$83,470	$255,523	$384,761

Operating activities

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

During the year ended December 31, 2008, while we had $66.4 million of net income, our net cash inflow from operating activities was $333.1 million. As compared to the year ended December 31, 2007, our operating cash flow improved from a net outflow of $81 million in the year ended December 31, 2007 to a net inflow of $333.1 million in the year ended December 31, 2008. We experienced a significant improvement in cash flow from operating activities primarily due to an increase in cash inflow generated from sales and advances from our customers, which amounted to $2.1 billion in the year ended December 31, 2008 as compared to $691 million in the year ended December 31, 2007. Our operating cash inflow in the year ended December 31, 2008 was partially offset by an increase in cash outflow as a result of our procurement of polysilicon feedstock and other materials, which was $1.6 billion in the year ended December 31, 2008 as compared to $746 million in the year ended December 31, 2007.

During the year ended December 31, 2009, while we had a net loss of $234.2 million, our net cash inflow from operating activities was $18.6 million. As compared to the year ended December 31, 2008, our operating cash inflow decreased from $333.1 million to $18.6 million primarily due to a decrease in cash inflow generated from sales and in advance from customers, which amounted to $835.3 million in the year ended December 31, 2009 as compared to $2.1 billion in the year ended December 31, 2008. The decrease in cash inflow from sales and advance from customers mainly resulted from the significant decrease in the average selling prices of our wafers despite a significant increase in our wafer sales volume. Following the global economic slowdown and financial crisis in late 2008, most of our customers renegotiated their purchase terms, including changing the payment method from advance payment to credit purchase. We granted different credit periods to most of our customers in line with the current industry practice. The change in payment method also had negative impact to our operating cash inflow in 2009. The decrease in cash inflow was partially offset by a decrease in cash outflow for polysilicon, solar modules, other materials and labor cost, which was $862.8 million in the year ended December 31, 2009 as compared to $1.6 billion in the year ended December 31, 2008.

Investing activities

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

During the year ended December 31, 2009, our net cash used in investing activities amounted to $797.3 million, mainly as a result of investments in additional property, plant and equipment of $750.0 million for our polysilicon plant construction, purchase of additional land use rights at our Xinyu Hi-Tech Industrial Park site for $24.6 million. Net cash used in investing activities also included $74.5 million in the investment of a jointly controlled entity, which was partially offset by the capital repayment from the entity of $24.9 million. Our pledged bank deposits as security for the issuance of letters of credit in connection with our purchases of property, plant and equipment also decreased by $37.4 million for the year ended December 31, 2009.

Financing activities

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

During the year ended December 31, 2009, our net cash provided by financing activities amounted to $907.3 million, mainly as a result of the net proceeds of $679.2 million from our net bank borrowings and issuance of ADSs during the period. Our aggregate new loans and borrowings during the year ended December 31, 2009 amounted to $2,251.6 million. We repaid an aggregate principal amount of $1,684.2 million of our loans and borrowings during the period. In addition, we received net proceeds of $216.4 million from our disposal of a 15% equity interest in Jiangxi LDK Silicon to Jiangxi Trust in November 2009.

The aggregate principal amount of our short-term bank borrowings outstanding as of December 31, 2007, 2008 and 2009 was $264.1 million, $666.2 million and $980.4 million, respectively. The short-term bank borrowings outstanding as of December 31, 2009 had maturity terms ranging from two to 12 months and interest rates ranging from 1.044% to 5.310% and a weighted average interest rate of 4.368%. These loans were obtained from various financial institutions. The proceeds from these short-term bank borrowings were for working capital purposes. These loan facilities contain no specific renewal terms, but we expect to be able to obtain extensions of some of the loan facilities shortly before they mature. We plan to repay these short-term bank borrowings with cash generated by our operating activities in the event we are unable to obtain extensions of these facilities or alternative funding in the future. A substantial portion of our short-term loans were secured by certain of our buildings, land use rights, plant and machinery, pledged bank deposits and raw materials.

As of December 31, 2009, our total long-term bank borrowings had interest rates ranging from 1.930% to 8.000%.

The aggregate principal amount of our long-term bank borrowings outstanding as of December 31, 2007, 2008 and 2009 was $25.1 million, $154.3 million and $408.1 million, respectively. As of December 31, 2009, we had the following long-term credit facilities from commercial banks outstanding:

•	In February 2007, we borrowed $8.8 million in aggregate principal amount from Bank of China, which is payable in two equal annual installments of $4.4 million in 2008 and 2009. This facility carries a variable interest with reference to the prevailing two-year U.S. dollar loan rate set by Bank of China. The effective interest rate of this facility was 8.9% as of December 31, 2008. Interest is payable quarterly. This facility is secured by our plant, machinery and certain of our raw materials and is guaranteed by our chairman and chief executive officer, Mr. Peng, and companies controlled by Mr. Peng.

•	In April 2008, we borrowed $60 million in aggregate principal amount from China Development Bank, which is repayable in five installments: $5 million in 2009, $10 million in 2010, $10 million in 2011, $15 million in 2012 and $20 million in 2013. This facility carries a variable interest with reference to the prevailing six-month U.S. dollar LIBOR rate. The effective interest rate of this facility was 3.430% as of December 31, 2009. Interest is payable semi-annually. This facility is secured by our plant and machinery and guaranteed by our chairman and chief executive officer, Mr. Peng and his wife, Ms. Shan Zhou.

•	In March and April 2008, we borrowed $23.4 million and $5.9 million in aggregate principal amount, respectively, from Agricultural Bank of China. These facilities are repayable in 2011. These facilities carry a variable interest with reference to the prevailing base lending rate set by the People’s Bank of China. The effective interest rate of these facilities were 5.400% as of December 31, 2009. Interest is payable quarterly. These facilities are secured by certain of our raw materials.

•	In July 2008, we borrowed $36.6 million in aggregate principal amount from China Construction Bank, which is repayable in four installments: $5.9 million in 2009, $10.2 million in 2010, $14.6 million in 2011, and $5.9 million in 2012. This facility is unsecured and carries a variable interest rate with reference to the prevailing base lending rate set by the People’s Bank of China. The effective interest rate of the loan was 5.760% as of December 31, 2009. Interest is payable monthly.

•	In August 2008, we borrowed $29.3 million in aggregate principal amount from Bank of China, which is repayable in February 2010. The loan is unsecured and carries a fixed interest rate at 7.560%. Interest is payable quarterly.

•	In April 2009, we borrowed $43.9 million in aggregate principal amount from China Merchant Bank and received approval for a $146.5 million credit line from Agricultural Development Bank of China

•	In June 2009, we secured a one-year term loan of $73.2 million in aggregate principal amount from The Export-Import Bank of China. We also secured a three-year term loan of $73.2 million from Huarong International Trust Co., Ltd. to support our polysilicon plant construction.

•	In November 2009, Bank of China granted us long-term bank borrowings of $87.9 million. Bank of China also granted to us revolving credit facilities of $724.9 million.

Certain of the short-term and long-term outstanding borrowings amounting to approximately $107.6 million borrowed by Jiangxi LDK Solar from Bank of China contain interest rate adjustment provisions. If Jiangxi LDK Solar’s debt-to-asset ratio exceeds 65% calculated based on its financial statement prepared under PRC GAAP, Bank of China would increase the interest rate currently charged on the borrowings by 5%. On the other hand, if Jiangxi LDK Solar’s debt-to-asset ratio is maintained at less than 40%, the interest rate charged on those bank borrowings would be reduced by 5%. As of December 31, 2009, Jiangxi LDK Solar’s debt-to-asset ratio was 69%. Jiangxi LDK Solar has received a waiver letter dated April 26, 2010 from Bank of China that these interest rate adjustment provisions will not apply to these outstanding borrowings.

Some of our long-term loan agreements contain subjective acceleration provisions that may be triggered by material deterioration in our financial condition. We have obtained waiver letters from all the banks, except for Minsheng Bank, that the banks will not require us to repay the long-term borrowings prior to their maturity.

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

Working Capital Deficit

As of December 31, 2009, we had a working capital deficit of $833.6 million, that is, our total current liabilities of $2,220.0 million exceeded our total current assets of $1,386.4 million. We had an accumulated deficit of $32.8 million. During the year ended December 31, 2009, we incurred a net loss of $234.2 million and generated $18.6 million of cash from operations. We had cash and cash equivalents of $384.8 million, most of which were held by our PRC subsidiaries. Most of our short-term bank borrowings and current installments of our long-term debt totaling $980.4 million are the obligations of these subsidiaries. We may also be required by the holders of our convertible senior notes to repurchase all or a portion of such convertible senior notes with an aggregate principal amount of $400.0 million on April 15, 2011. Our net working capital deficit, along with other factors, initially raised substantial doubt as to our ability to continue as a going concern. However, we believe that we have developed a liquidity plan that, if executed successfully, will provide sufficient liquidity to finance our anticipated working capital and capital expenditure requirements for 2010. Our liquidity plan is summarized below:

•	Bank financing. Subsequent to December 31, 2009, we successfully obtained additional secured and unsecured short-term bank borrowings of $1,051.7 million and secured and unsecured long-term bank borrowings of $139.0 million, and repaid short-term bank borrowings and current portion of long-term bank borrowings of $1,031.2 million in the aggregate. With an aim to improve liquidity, we successfully negotiated with certain banks, and will continue to negotiate with other banks, to increase the portion of long-term bank borrowings in their overall committed facilities to us. As of June 29, 2010, our total bank borrowings together with current portions of long-term bank borrowings and our long-term bank borrowings amounted to $1,072.5 million and $475.4 million, respectively. As of June 29, 2010, we had total revolving credit facilities of $2,629.7 million, of which $851.0 million was unused. We believe that we will continue to be able to obtain such facilities from the banks so that, if required, we may replace the bank loans due for repayment within the next 12 months with new loans drawn down from existing revolving banking facilities and new borrowing facilities.

•	Reorganization of our polysilicon business. Urban Construction Investment Group Co., Ltd., a PRC company wholly owned by the Xinyu city government, has agreed to purchase from us a 10% equity interest in Jiangxi LDK Silicon for a minimum consideration of Rmb 1.2 billion upon our giving them one month’s notice within 18 months after signing the agreement. Furthermore, we plan to transfer the equity interests in Jiangxi LDK Silicon and Jiangxi LDK Polysilicon from Jiangxi LDK Solar to LDK Silicon Hong Kong, a subsidiary we established in Hong Kong. We anticipate that such reorgzniation will facilitate additional fundings from international strategic investors.

•	Realization of power plant projects. LQ Energy GmbH, an associate of ours, currently holds one 40 MW power plant project in Germany, which had been grid connected as of December 2009. During the quarter ended December 31, 2009, LQ Energy GmbH had obtained a bridge financing and distributed approximately $24.9 million to our company. LQ Energy GmbH has entered into an agreement with a potential buyer to sell its completed PV project. The completion of the sale is subject to certain closing conditions. We expect to complete the sale during the third quarter of 2010. Upon completion of the sale, LQ Energy GmbH is expected to distribute to us a portion of consideration based on our equity interest, which is expected to be at least $40.0 million. In addition, we are in negotiation with potential buyers for sales of our other PV projects in Europe and estimate to receive cash amounting to at least $15.0 million.

•	Delay in capital expenditure and improvement in working capital management. We have deferred the construction of the third 5,000-metric-ton train in our 15,000-metric-ton factory and limited the capacity expansion of our wafer production. Further, we will continue to closely monitor our inventories levels and our collection of receivable balances so as to improve liquidity.

See “Risk Factors — Risks Relating to Our Company and Our Industry — We are operating with a significant working capital deficit and incurred a net loss of $234.2 million for the year ended December 31, 2009; if we do not successfully execute our liquidity plan, we face the risk of not being able to continue as a going concern” for a more detailed discussion on risks relating to our working capital deficit.

Capital Expenditures

We invested $328.6 million, $1,242.3 million and $747.2 million in capital expenditures during the years ended December 31, 2007, 2008 and 2009, respectively, primarily to build and expand our wafer and ingot processing plant, purchase production equipment and construct our polysilicon production plant. As of December 31, 2009, our capital commitment amounted to $468.5 million.

We will need additional funding to finance our planned wafer production capacity expansion, construction of our polysilicon facilities and working capital requirements despite our deferral of the construction of the third 5,000-metric-ton polysilicon production line in our 15,000-metric-ton factory and our limitation on the capacity expansion of our wafer productions. In addition, we may require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If we do not have sufficient cash to meet our requirements, we may seek to issue additional equity securities or debt securities or to borrow from lending institutions. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

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

Research and Development

We have a dedicated R&D team at our manufacturing facility in Xinyu Hi-Tech Industrial Park. Its primary objectives are to enhance our product quality and to achieve a more efficient production process by improving yield and lowering production costs. Our current on-going initiatives include:

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

In addition, we established the LDK Laboratory with Shanghai Jiaotong University in October 2005. This laboratory has been focused on developing quality consumables and supplemental equipment to be produced in China. Under our arrangement with Shanghai Jiaotong University, we and the university will jointly own all research results of the laboratory and we will have the priority right to utilize these research results. We and the university are entitled to 40% and 30% of all economic benefits derived from these research results, respectively, and the remaining 30% of the economic benefits will be reinvested in the laboratory. We plan to continue to expand our R&D efforts by establishing additional research ventures, both in China and overseas, to improve our production technologies and processes.

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

Intellectual Property Rights

We have developed various production process related know-how and technologies in-house. In addition, we have a number of on-going R&D programs, including our collaboration with Shanghai Jiaotong University and Nanchang University, with a view to developing techniques and processes that will improve conversion efficiency and product quality or lower production cost. We currently do not have any patents or patent applications pending in China or elsewhere. We rely on nondisclosure agreements, trade secrets and technical know-how to protect our intellectual property and proprietary rights. We have entered into confidentiality, assignment of inventions and non-competition agreements with our executive employees, engineers and technicians. We have also entered into confidentiality arrangements with other employees, suppliers and distributors. Pursuant to the confidentiality, assignment of inventions and non-competition agreements, our senior employees, engineers and technicians have agreed and acknowledged that we own the rights to all technology, inventions, trade secrets, developments and other processes generated in connection with their employment with us or their use of our resources or relating to our business and that they must assign any ownership rights that they may claim in those works to us. We have not taken any action outside China to protect our intellectual property.

As of the date of this report, we own “LDK” as a registered trademark for solar wafers and ingots. You should refer to potential claims relating to our trademark in “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company and Our Industry — We may be exposed to infringement, misappropriation or other claims by third parties and an adverse determination could result in us paying significant damages.”

D.	Trend Information

Solar power has been one of the most rapidly growing renewable energy sources in the world today. The PV industry has experienced significant growth over the past decade. The global economic slowdown and financial market crisis in late 2008 and early 2009, however, have posed a tremendous challenge to the future development of the global PV industry, and has decreased the sale prices and demand for our wafers, reduced our gross profit margin, and caused an increase in our accounts receivable and our accounts receivable turnover days, as disclosed above in “— A. Operating Results — Results of Operations” and “— B. Liquidity and Capital Resources.”

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

Challenges Facing the PV Industry

Some of the key challenges faced by the PV industry include the following:

Possible Reduction or Elimination of Government Subsidies and Incentives.  The ongoing growth of the PV industry substantially relies on the availability and size of government subsidies and economic incentives, such as capital cost rebates, reduced tariffs, tax credits, net metering and other incentives. Governments may eventually decide to reduce or eliminate these subsidies and economic incentives, especially during the recent global economic slowdown when the fiscal revenues are shrinking for most of the governments around the world. For example, Spain has set a cap of 500 MW for feed-in tariffs for solar power in 2009, which may significantly reduce incentives for solar power. It remains a challenge for the PV industry to reach sufficient efficiency and scale to be cost-effective in a non-subsidized marketplace.

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

Supply Constraint of Polysilicon.  Polysilicon was in industry-wide short supply over the years. Insufficient supply of polysilicon may hinder the growth of the PV industry. Although the recent global economic slowdown has alleviated the supply chain constraint for the PV industry, given the historical demand and supply imbalance, effective supply chain management remains a critical element for the PV industry and for controlling raw material costs.

Need to Broaden Awareness and Acceptance of Solar Power Usage.  Growth in solar power usage has been mostly limited to on-grid applications. Solar energy product sales consist substantially of standard solar modules and systems. Broader market awareness will be required in order to tap the potential of the off-grid market.

PV Products Manufacturing Value Chain

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

Production costs of solar wafers can be reduced through the creation of larger ingots and thinner wafers, as well as the reduction of operational costs. Larger ingots reduce the amount of consumables used per watt of product manufactured and increase production yield. One crucible is used for each ingot produced, regardless of its size. Producing a larger ingot requires only a moderate increase in crucible materials and is therefore less expensive than producing multiple, smaller ingots. Additionally, larger ingots have less surface area per unit volume of multicrystalline silicon produced, thus reducing the potential for contamination with impurities. The wafer area is the key factor in determining how much incident light can be absorbed and converted into electricity. By manufacturing thinner wafers, less polysilicon is required to capture the same area of incident light. Location of the manufacturing plants in countries with low labor and utility costs also reduces operational costs.

Our modules have been certified in various European countries and the U.S. We currently outsource our cell requirements from third parties on a tolling basis with the wafers we provide. We sell our modules under our own brand name and also on an OEM basis for our customers. We intend to develop and expand our module business to approximately 1.5 GW by further developing our in-house production capabilities and/or potential acquisitions. We are also establishing an R&D line for high-efficiency solar cells with an annualized production capacity of 60 MW.

E.	Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or R&D services with us. There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, net sales or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to you and other investors.

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual cash commitments as of December 31, 2009.

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In thousands)

Long-term debt obligations (including interest payments)	$524,282	$83,236	$419,510	$21,536	$—
Short-term debt obligations (including interest payments)	960,619	960,619	—	—	—
Capital (finance) lease obligations	90,481	37,265	53,216	—	—
Non-cancelable purchase obligations				—	—
— raw materials	5,987	5,987	—	—	—
— equipment	468,460	265,989	202,471	—	—
Payable due to a customer (include interest payments)	244,086	55,821	188,265	—	—
Convertible Senior Notes (including interest payments)	428,500	19,000	409,500	—	—

Total	$2,722,415	$1,427,917	$1,272,962	$21,536	$—

As of December 31, 2009, our long-term debt obligations and short-term debt obligations consisted of loans due to commercial banks and others aggregating $408.1 million and $980.4 million, respectively, and carried effective interest rates ranging from 1.930% to 8.000% and from 1.044% to 5.310%, respectively.

We have entered into substantial commitments for future purchases of raw materials and equipment, including polysilicon feedstock, wafer manufacturing equipment and polysilicon production equipment. These commitments for purchase of raw materials as of December 31, 2009 amounted to approximately $6 million in total, including approximately $6 million for 2010. Our actual purchases of polysilicon feedstock, wafer manufacturing equipment and polysilicon production equipment in the future may exceed these amounts.

The $468.5 million of non-cancelable purchase obligations relating to equipment in the above table included an aggregate amount of $0.9 million in purchase obligations to Applied Materials for wafering wire saws and squarers to be delivered during 2010, $49.7 million in purchase obligations to GT Solar primarily for DSS furnaces, converters and reactors to be delivered in 2010 and $192.0 million in purchase obligations to JYT Corporation for pullers and DSS furnace to be delivered in 2010.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this report.

Directors and Executive Officers	Age	Position

Xiaofeng Peng	34	Chairman and Chief Executive Officer
Xingxue Tong	45	Director, President and Chief Operating Officer
Liangbao Zhu	43	Director and Senior Vice President
Yonggang Shao	45	Director and Senior Vice President
Gang Wang	41	Non-executive Director
Louis T. Hsieh	45	Independent Director
Bing Xiang	47	Independent Director
Junwu Liang	76	Independent Director
Jack Lai	56	Executive Vice President, Chief Financial Officer and Secretary
Yuepeng Wan	44	Chief Technology Officer
Rongqiang Cui	68	Head of Shanghai Jiaotong University LDK Laboratory
Pietro Rossetto	59	Chief Wafer Engineer
Qiqiang Yao	37	Vice President of Finance

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

Yuepeng Wan is the chief technology officer of our company. He joined our company in February 2007. Dr. Wan has over 16 years of experience in R&D in silicon and materials engineering. Prior to joining our company, Dr. Wan was a R&D manager at GT Solar in New Hampshire from October 2005 to February 2007 in charge of DSS furnace R&D. Prior to that, he was a research associate of the materials crystal division at Saint-Gobain Northboro R&D Center in Massachusetts from January 2005 to October 2005. From April 2000 to January 2005, he was a senior applications engineer at GT Solar in New Hampshire responsible for design and development of crystal growth furnaces. Dr. Wan received a bachelor of science degree in materials engineering from University of Science & Technology of China in 1986, a master of science degree in mechanical engineering from University of Science & Technology of China in 1989 and a Ph.D. degree in mechanical engineering from Aachen University of Technology of Germany in 1997.

Rongqiang Cui is the head of our R&D laboratory operated jointly with Shanghai Jiaotong University. He is also a professor at Shanghai Jiaotong University. Professor Cui joined our company in September 2005 as director of our Shanghai Jiaotong University LDK Laboratory. Professor Cui began solar energy research in 1971 and became the head of the solar research institute of Shanghai Jiaotong University in 1997. Previously, he was an assistant tutor, lecturer and professor in the physics department of Xian Jiaotong University from 1964 to 1996. Professor Cui graduated from the Xian Jiaotong University in 1964 with a diploma in engineering physics.

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

For the year ended December 31, 2009, the aggregate cash compensation that we paid to directors and executive officers was $2,610,979.

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

We have a staggered board of directors. Our directors will be divided into three classes, as nearly equal in number as the then total number of directors permits. Yonggang Shao and Liangbao Zhu have been designated as Class I directors with their terms to expire at our shareholders’ general meeting in 2011; Xingxue Tong and Bing Xiang have been designated as Class II directors with their terms to expire at our shareholders’ general meeting in 2012; Gang Wang has been designated as a Class II director with his term to expire at our shareholders’ general meeting in 2010. Xiaofeng Peng, Louis T. Hsieh and Junwu Liang have been designated as Class III directors with their terms to expire at our shareholders’ general meeting in 2010. At each annual general meeting of our shareholders, successors to the class of directors whose terms expire at that meeting will be elected for a three-year term. If the number of directors changes, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible. Any additional directors of a class elected to fill a vacancy resulting from an increase in such class will hold office for a term that coincides with the remaining term of that class. Decrease in the number of directors will not shorten the term of any incumbent director. Nonetheless, whenever the holders of preferred shares have the right, voting separately as a class, to elect directors, the election, term of office, filling of vacancies and other features of directorships will be governed by the applicable terms of our articles of association and the rights attaching to those preferred shares. These board provisions make it more difficult for third parties to gain control of our company because it is more difficult to replace members of a staggered board.

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

D.  Employees

We had an aggregate of 6,253, 14,130 and 13,464 full-time employees as of December 31, 2007, 2008 and 2009. Substantially all of these employees were located at our manufacturing plants in Xinyu city, Jiangxi province, China. Compared to December 31, 2008, we reduced 666 employees to our workforce during the year ended December 31, 2009.

A breakdown of our employees by areas of operations and as a percentage of our workforce as of December 31, 2009 is set forth below:

	Number of	Percentage of
	Employees	Total

Manufacturing	10,934	81.2%
Quality control	762	5.7
Research, development and engineering	170	1.3
Administration	967	7.2
Production planning	491	3.6
Finance	86	0.6
Procurement	54	0.4

Total	13,464	100.0%

From time to time, we also employ part-time or contract employees, as required, to meet any increased demand for our products. We plan to hire additional employees as needed.

As required by PRC regulations, we participate in statutory retirement plans organized by the respective PRC local governments. We currently contribute approximately 29% of the staff’s basic salaries to such funds. Our contributions to the statutory retirement plans are charged to the consolidated profit and loss account as and when incurred. We also provide our employees with medical insurance and unemployment insurance as required by the PRC laws and regulations. For the years ended December 31, 2007, 2008 and 2009, our total expense under the statutory employee benefit plans was approximately $614,000, $2,354,603 and $4,096,699, respectively.

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

Maximum number of shares

The maximum number of shares in respect of which options may be granted (including shares in respect of which options have already been granted) under our 2006 stock incentive plan may not in the aggregate exceed 10% of the total number of shares issued and outstanding from time to time, including shares issuable upon conversion of any of our preferred shares issued and outstanding from time to time. As of the date of this report, the maximum number of shares in respect of which we may grant options (including shares in respect of which options have already been granted) under our 2006 stock incentive plan is 13,142,506 shares.

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

	Ordinary Shares
	Underlying
	Outstanding		Exercise Price
Name	Options		($/Share)	Date of Grant	Date of Expiration

Xiaofeng Peng(1)	500,000		$4.45	August 1, 2006	July 31, 2011
	15,000	(9)	13.06	January 15, 2009	January 14, 2019
	650,000	(9)	6.77	April 7, 2010	April 6, 2020
Xingxue Tong(2)	866,667		9.00	February 6, 2007	February 5, 2012
	*	(9)	13.06	January 15, 2009	January 14, 2019
	*	(9)	6.77	April 7, 2010	April 6, 2020
Liangbao Zhu(3)	333,334		4.45	August 1, 2006	July 31, 2011
	*	(9)	13.06	January 15, 2009	January 14, 2019
	*	(9)	6.77	April 7, 2010	April 6, 2020
Yonggang Shao(4)	333,334		4.45	August 1, 2006	July 31, 2011
	*	(9)	13.06	January 15, 2009	January 14, 2019
	*	(9)	6.77	April 7, 2010	April 6, 2020
Gang Wang(5)	*		9.00	April 17, 2007	April 16, 2012
Louis T. Hsieh	*		9.00	May 31, 2007	May 30, 2012
	*		9.00	October 17, 2007	October 17, 2012
	*	(9)	6.77	April 7, 2010	April 6, 2020
Jack Lai(6)	*		4.45	August 1, 2006	July 31, 2011
	*	(9)	13.06	January 15, 2009	January 14, 2019
	*	(9)	6.77	April 7, 2010	April 6, 2020
Yuepeng Wan	*		9.00	February 6, 2007	February 5, 2012
	*	(9)	13.06	January 15, 2009	January 14, 2019
	*	(9)	6.77	April 7, 2010	April 6, 2020
Rongqiang Cui	*		4.45	August 1, 2006	July 31, 2011
Pietro Rossetto	*		4.45	August 1, 2006	July 31, 2011
	*	(9)	13.06	January 15, 2009	January 14, 2019
	*	(9)	6.77	April 7, 2010	April 6, 2020
Qiqiang Yao(7)	*		4.45	August 1, 2006	July 31, 2011
	*	(9)	13.06	January 15, 2009	January 14, 2019
	*	(9)	6.77	April 7, 2010	April 6, 2020
Bing Xiang	*		8.46	April 16, 2009	April 15, 2019
	*	(9)	6.77	April 7, 2010	April 6, 2020
Junwu Liang	*		8.46	April 16, 2009	April 15, 2019
Other employees as a group(8)	790,069		4.45	August 1, 2006	July 31, 2011
Other employees as a group(8)	438,639		9.00	April 17, 2007	April 16, 2012
Other employees as a group(8)	152,083		25.00	May 14, 2007	May 13, 2012
Other employees as a group(8)	302,162		33.96	July 6, 2007	July 5, 2012
Other employees as a group(8)	226,464		29.55	December 3, 2007	December 2, 2012
Other employees as a group(8)(9)	221,060		13.12	November 13, 2008	November 12, 2018
Other employees as a group(8)	200,000		13.06	January 15, 2009	January 14, 2014
Other employees as a group(8)(9)	98,500		13.06	January 15, 2009	January 14, 2019
Other employees as a group(8)	113,000		8.46	April 16, 2009	April 15, 2014

	Ordinary Shares
	Underlying
	Outstanding	Exercise Price
Name	Options	($/Share)	Date of Grant	Date of Expiration

Other employees as a group(8)(9)	56,400	8.46	April 16, 2009	April 15, 2019
Other employees as a group(8)(9)	2,335,557	6.77	April 7, 2010	April 6, 2020

Total	12,033,937

*	These directors and executive officers as a group, each beneficially owning less than 1% of our outstanding shares, together hold stock options exercisable for 1,556,668 shares.

(1)	Mr. Peng holds his stock options through his wholly owned British Virgin Islands company, LDK New Energy.

(2)	Mr. Tong holds his stock options through his wholly owned British Virgin Islands company, Superb Bright Limited.

(3)	Mr. Zhu holds his stock options through his wholly owned British Virgin Islands company, Feliz International Inc.

(4)	Mr. Shao holds his stock options through his wholly owned British Virgin Islands company, SM Future Investment Inc.

(5)	Mr. Wang holds his stock options through his wholly owned British Virgin Islands company, Sun Forever Limited.

(6)	Relates to options granted to Mr. Lai in his capacity as consultant prior to his employment at our company and in anticipation of his employment at our company.

(7)	Mr. Yao holds his stock options through his wholly owned British Virgin Islands company, Qiqiang Investment Consulting Inc.

(8)	Each employee holds less than 1% of our total outstanding voting securities.

(9)	Subject to a five-year vesting period.

Other than options granted to Xiaofeng Peng, Liangbao Zhu, Yonggang Shao, Gang Wang, Louis T. Hsieh, Bing Xiang, Junwu Liang, the numbers of shares underlying options granted, as described in the above table, are subject to reduction by our board of directors on the basis of performance of each relevant optionee.

Share Ownership by Directors and Executive Officers

The following table sets forth information with respect to the direct and indirect beneficial ownership of our shares by each of our directors and executive officers as of March 31, 2010:

Shares Beneficially
Owned
	Number	Percent(1)

Directors and Executive Officers
Xiaofeng Peng	73,088,796	54.3%
Xingxue Tong	*	*
Liangbao Zhu	*	*
Yonggang Shao	*	*
Gang Wang	*	*
Louis T. Hsieh	*	*
Jack Lai	*	*
Yuepeng Wan	*	*
Rongqiang Cui	*	*
Pietro Rossetto	*	*
Qiqiang Yao	*	*
Bing Xiang	*	*
Junwu Liang	*	*

(1)	The percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by an aggregate of 134,619,035 shares issued and outstanding, including shares not yet issued and outstanding but beneficially owned by our directors and executive officers as determined in accordance with the SEC rules and regulations, as of March 31, 2010.

*	The person beneficially owns less than 1% of our outstanding shares.

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

A.  Major Shareholders

The following table sets forth information regarding the direct and indirect beneficial ownership of our shares as of March 31, 2010, by each person known to us to own 5.0% or more of our shares.

	Shares Beneficially Owned
Name	Number	Percent

Xiaofeng Peng	73,088,796	54.3%

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

Mr. Xiaofeng Peng, our founder, chairman, chief executive officer and ultimate controlling shareholder, in his personal capacity, and his family members are engaged in certain alternative energy projects, including a company that is developing a project involving thin-film solar technology. LDK New Energy, our immediate controlling shareholder that is wholly owned by Mr. Peng, is the beneficial owner of all of the equity interest of this thin-film solar company. Thin-film solar technology is an alternative method of producing PV products compared to our crystalline wafer-based solar technology and products. Mr. Peng and his family members may finance such alternative energy projects, including the thin-film solar project, in part, by proceeds from LDK New Energy’s sales of a portion of its equity interest in our company. In addition, LDK New Energy has entered into loan facilities with financial and banking institutions to finance the thin-film solar project. As of the date of this report, LDK New Energy has pledged approximately 56.5 million shares, including ADSs. Mr. Peng and his family members may from time to time obtain additional borrowings to fund investments in such alternative energy projects from financial institutions, which may be secured by additional pledges of a portion of LDK New Energy’s shares in our company. These future financing arrangements may be structured in such a way that Mr. Peng would be required to pledge additional shares or other collateral if the market value of the pledged shares does not meet specified levels.

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

Purchase Contractual Arrangements

During the year ended December 31, 2009, we entered into a series of contractual arrangements with related parties. These arrangements include:

•	Our principal operating subsidiary, Jiangxi LDK Solar, entered into three wafer sales contracts with Gintech valued at $52.4 million, and one wafer sales contract with Motech valued at $3.8 million. Gintech and Motech entered into cell sales agreements to sell corresponding quantities of cells to Best Solar, a company under common control of our controlling shareholder, Mr. Peng. We agreed with Gintech and Motech, respectively, that our wafer sales contracts will be void if Best Solar does not procure cells from Gintech and Motech pursuant to the cell sales agreements between Best Solar and Gintech and Motech, respectively.

•	We purchased modules of $78.1 million from Best Solar during the year ended December 31, 2009. The outstanding amount payable to Best Solar as of December 31, 2009 in respect of these purchase transactions was $36.0 million. Furthermore, during the year ended December 31, 2009, Jiangxi LDK Solar made prepayments of $37.6 million to Best Solar for module purchases and processing, which are to be executed in subsequent periods.

•	Jiangxi LDK Solar, Jiangxi LDK Polysilicon and Jiangxi LDK Silicon purchased low value consumables totaling approximately $0.5 million from Jiangxi Liouxin Industry Co., Ltd., a company controlled by Mr. Peng; and

•	Jiangxi LDK Solar purchased crucibles totaling approximately $1.3 million from Jiangxi Sinoma, which is our affiliate.

In August 2009, we entered into a framework agreement, as amended, with Best Solar, pursuant to which we have agreed to purchase solar modules and contract for solar module manufacturing services from Best Solar with the requisite solar cells supplied by us. The parties also agreed to discuss terms when we initiate any proposal to establish a dedicated manufacturing facility at Best Solar or to acquire any of its module manufacturing facilities. We also agreed not to sell modules in competition with Best Solar in China and, in return, Best Solar has agreed not to compete with us in selling modules outside China or engage in solar power projects and related EPC services in China. In February 2010, we entered into an agreement to acquire the crystalline module manufacturing plant of Best Solar. In connection with our acquisition of the crystalline module manufacturing plant, Best Solar has undertaken to cease any solar module production business in competition with us.

Borrowings

In December 2008, Jiangxi LDK Solar borrowed approximately $2.2 million unsecured loan from Jiangxi Sinoma through an entrusted loan agreement, which carries an interest rate of 5.04% per year. This loan was repaid in April 2009.

Guarantees

Our ultimate controlling shareholder, Mr. Peng, and his wife, Ms. Zhou Shan, as well as companies controlled by Mr. Peng have provided guarantees or collateral to financial institutions in China to secure bank loans borrowed by Jiangxi LDK Solar. See note 11 to our consolidated financial statements beginning on page F-1 for more details on these borrowings. As of June 29, 2010, an aggregate of $320.4 million of our borrowings from commercial banks in China were secured by guarantees from Mr. Peng and his wife or companies controlled by Mr. Peng.

Stock Option Grants

See “Item 6. Directors, Senior Management and Employees — E. Share Ownership — 2006 Stock Incentive Plan” in this report.

Individual Income Tax Withholding Obligation

For the year ended December 31, 2009, we recorded a withholding tax liability of approximately $41.8 million and the related receivable from $41.8 million of our executives and officers arising from their exercise of stock options. We will record the related withholding tax liability in accordance with the relevant tax regulations. We will withhold and remit such tax when the shares are sold by the officers in the future. You may refer to “Item 10. Additional Information — E. Taxation — People’s Republic of China Taxation — Individual income tax withholding obligation.”

C.  Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

See pages beginning on page F-1 in this report.

Legal Proceedings

Securities lawsuits

In October 2007, our former financial controller, Charley Situ, alleged that we incorrectly reported our inventories of silicon feedstock. As a result of Mr. Situ’s allegations, several securities class action lawsuits were filed against us and several of our current officers and directors during October 2007 in the U.S. District Courts for the Northern District of California and the Southern District of New York. Those actions were consolidated into a single action in the Northern District of California, entitled In re LDK Solar Sec. Litig., Case No. C07-05182 WHA. The complaint in the consolidated lawsuit sought substantial monetary damages on behalf of a class of persons who purchased our securities from June 1, 2007 to October 7, 2007, and alleged that we overstated our silicon feedstock inventory, among other things. In response to Mr. Situ’s allegations, in October 2007, we formed an internal committee to investigate the allegations and conduct an immediate physical inventory count of our polysilicon materials. We found no material discrepancies as compared to our financial records. Additionally, the independent directors of our audit committee conducted an independent investigation of the allegations by Mr. Situ. The independent investigation was primarily conducted by our audit committee’s independent counsel (a major U.S. law firm) and forensic accountants from a “big four” independent accounting firm that was separate from our external auditors, as well as independent experts in the fields of silicon feedstock and manufacturing multicrystalline solar wafers. The independent investigation found no material errors in our stated silicon inventory quantities as of August 31, 2007, and concluded that Mr. Situ’s allegations of an inventory discrepancy were incorrect because Mr. Situ failed to take into account all locations where we stored our silicon feedstock. The independent investigation further concluded that we were using each of our various types of silicon feedstock in the manufacture of our multicrystalline solar wafers, and that a provision for obsolete or excess silicon feedstock was not required.

On February 15, 2010, we submitted a proposed settlement agreement to the court, and the court granted preliminary approval of the settlement on February 17, 2010. The court held a hearing on June 17, 2010 to consider any objections to the proposed settlement, and determine whether to grant final approval of the settlement and enter judgment concluding the case. On June 22, 2010, the court entered an order granting final approval of the settlement and dismissing with prejudice the claims in the action. The time period for any appeals of the court’s order must expire with no appeals (or any appeals must be favorably resolved), before judgment will become final and the litigation will be concluded. At this time, we are not aware of any further challenges or appeals relating to the settlement. Under the terms of the settlement, we will receive a complete release of all claims alleged. In addition, the settlement agreement expressly states that the defendants deny any liability or wrongdoing. We continue to believe that the allegations in the consolidated lawsuit are without merit, but we settled the case to avoid additional legal expenses, uncertainties and distraction of management. As part of the settlement terms, we and our insurance carrier paid a total of $16 million to pay the claims of plaintiff class members as well as cover legal and administrative expenses relating to the settlement.

The SEC also initiated an investigation into Mr. Situ’s allegations. On March 24, 2008, the SEC Staff informed us that the Staff did not intend to recommend any enforcement action by the SEC.

In addition, several of our officers and directors are defendants in a purported shareholder derivative lawsuit, pending in California Superior Court, Santa Clara County, entitled Coonerty v. Peng, et al., Case No. 1-08-CV-103758. This lawsuit alleges claims of breach of fiduciary duty and unjust enrichment (among other claims) based on the same allegations contained in the consolidated securities class action lawsuit, repeating Mr. Situ’s allegations that our silicon feedstock inventory was overstated, and seeks damages in an unspecified amount purportedly on behalf of our company. This lawsuit is at an early stage, and our officers and directors have not yet responded to the complaint.

Arbitration proceedings with former employee

In May 2009, we received a demand letter from a former employee claiming that we breached our compensation agreement with him. We and the former employee agreed to resolve the claim through arbitration. Following the claimant’s deposition, the claimant agreed to settle the case for $10,000.

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

We listed our ADSs on the New York Stock Exchange in June 2007. For the year ended December 31, 2009, the closing price of our ADSs on the New York Stock Exchange ranged from $4.04 to $16.01 per ADS.

Set forth below, for the applicable periods indicated, are the high and low closing prices per ADS as reported by the New York Stock Exchange.

	High	Low

Annual Highs and Lows
2007 (from June 1)	$73.95	$23.20
2008	51.26	9.95
2009	16.01	4.04
Quarterly Highs and Lows
First Quarter 2008	49.37	20.43
Second Quarter 2008	47.16	27.50
Third Quarter 2008	51.26	30.02
Fourth Quarter 2008	33.12	9.95
First Quarter 2009	16.01	4.04
Second Quarter 2009	13.90	6.78
Third Quarter 2009	11.99	8.53
Fourth Quarter 2009	9.25	5.23
First Quarter 2010	8.21	6.01
Monthly Highs and Lows
December 2009	9.25	6.85
January 2010	8.21	6.23
February 2010	7.09	6.01
March 2010	7.18	6.22
April 2010	8.43	6.55
May 2010	8.13	5.55

On June 29, 2010, the last reported closing sale price of our ADSs on the New York Stock Exchange was $5.44 per ADS.

ITEM 10.	ADDITIONAL INFORMATION

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

As of the date of this report, our authorized share capital consists of 499,580,000 ordinary shares, par value of $0.10 each, and 420,000 shares of such class or designation as our board of directors may determine in accordance with our articles of association, par value of $0.10 each. As of the date of this report, an aggregate of 131,666,949 shares have been issued and an aggregate of 131,425,067 shares are outstanding.

We incorporate by reference into this report the description of our amended and restated memorandum of association contained in our annual report for the year ended December 31, 2007 on Form 20-F (File No. 001-33464), filed with the SEC on April 7, 2008, with the amendments as a result of changes made by the Cayman Islands legislature to the Cayman Islands Companies Law contained in our annual report for the year ended December 31, 2008 on Form 20-F (File No. 001-33464), filed with the SEC on May 22, 2009. In addition, the following amendments as a result of changes made by the Cayman Islands legislature to the Cayman Islands Companies Law that became effective in 2009:

Protection of Minority Shareholders

The Cayman Islands courts ordinarily would be expected to follow English case law precedents which permit a minority shareholder to commence a representative action against or derivative actions in the name of the company to challenge (a) an act which is ultra vires or illegal, (b) an act which constitutes a fraud against the minority shareholders and the wrongdoers are themselves in control of the company, and (c) an irregularity in the passing of a resolution which requires a qualified (or special) majority.

In the case of a company (not being a bank) having a share capital divided into shares, the Grand Court of the Cayman Islands, or the Cayman Court, may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine into the affairs of the company and to report thereon in such manner as the Cayman Court shall direct.

Any shareholder of a company may petition the Cayman Court which may make a winding-up order if the Cayman Court is of the opinion that it is just and equitable that the company should be wound up or, as an alternative to a winding up order, (a) an order regulating the conduct of the company’s affairs in the future, (b) an order requiring the company to refrain from doing or continuing an act complained of by the shareholder petitioner or to do an act which the shareholder petitioner has complained it has omitted to do, (c) an order authorizing civil proceedings to be brought in the name and on behalf of the company by the shareholder petitioner on such terms as the Cayman Court may direct, or (d) an order providing for the purchase of the shares of any shareholders of the company by other shareholders or by the company itself and, in the case of a purchase by the company itself, a reduction of the company’s capital accordingly.

Generally claims against a company by its shareholders must be based on the general laws of contract or tort applicable in the Cayman Islands or their individual rights as shareholders as established by the company’s memorandum and articles of association.

Winding Up

A company may be wound up compulsorily by order of the Cayman Court voluntarily or under the supervision of the Cayman Court. The Court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the Cayman Court, just and equitable to do so.

A company may be wound up voluntarily when the members so resolve in general meeting by special resolution, or, in the case of a limited duration company, when the period fixed for the duration of the company by its memorandum or articles expires, or the event occurs on the occurrence of which the memorandum or articles provides that the company is to be dissolved, or, the company does not commence business for a year from its incorporation (or suspends its business for a year), or, the company is unable to pay its debts. In the case of a voluntary winding up, such company is obliged to cease to carry on its business from the time of passing the resolution for voluntary winding up or upon the expiry of the period or the occurrence of the event referred to above.

For the purpose of conducting the proceedings in winding up a company and assisting the Cayman Court, there may be appointed one or more than one person to be called an official liquidator or official liquidators; and the Cayman Court may appoint to such office such qualified person or persons, either provisionally or otherwise, as it thinks fit, and if more persons than one are appointed to such office, the Cayman Court shall declare whether any act hereby required or authorized to be done by the official liquidator is to be done by all or any one or more of such persons. The Cayman Court may also determine whether any and what security is to be given by an official liquidator on his appointment; if no official liquidator is appointed, or during any vacancy in such office, all the property of the company shall be in the custody of the Cayman Court. A person shall be qualified to accept an appointment as an official liquidator if he is duly qualified in terms of the Insolvency Practitioners Regulations. A foreign practitioner may be appointed to act jointly with a qualified insolvency practitioner.

In the case of a members’ voluntary winding up of a company, the company in general meeting must appoint one or more liquidators for the purpose of winding up the affairs of the company and distributing its assets. A declaration of solvency must be signed by all the directors of a company being voluntarily wound up within twenty-eight (28) days of the commencement of the liquidation, failing which, its liquidator must apply to the Cayman Court for an order that the liquidation continue under the supervision of the Cayman Court.

Upon the appointment of a liquidator, the responsibility for the company’s affairs rests entirely in his hands and no future executive action may be carried out without his approval. A liquidator’s duties are to collect the assets of the company (including the amount (if any) due from the contributories), settle the list of creditors and, subject to the rights of preferred and secured creditors and to any subordination agreements or rights of set-off or netting of claims, discharge the company’s liability to them (pari passu if insufficient assets exist to discharge the liabilities in full) and to settle the list of contributories (shareholders) and divide the surplus assets (if any) amongst them in accordance with the rights attaching to the shares.

As soon as the affairs of the company are fully wound up, the liquidator must make up an account of the winding up, showing how the winding up has been conducted and the property of the company has been disposed of, and thereupon call a general meeting of the company for the purposes of laying before it the account and giving an explanation thereof. At least twenty-one (21) days before the final meeting, the liquidator shall send a notice specifying the time, place and object of the meeting to each contributory in any manner authorized by the company’s articles of association and published in the Gazette in the Cayman Islands.

C.  Material Contracts

For additional information on our material contracts, see “Item 4. Information on the Company — B. Business Overviews — Customers, Sales and Marketing,” “— Suppliers,” “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” and “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” and “Item 19. Exhibits” in this report.

D.  Exchange Controls

China regulates foreign currency exchanges primarily through the following rules and regulations:

•	Foreign Currency Administration Rules of 1996, as amended; and

•	Administrative Rules of the Settlement, Sale and Payment of Foreign Exchange of 1996.

As we have disclosed in “Item 3. Key Information — D. Risk Factors — Risks Relating to Business Operations in China — Changes in foreign exchange and foreign investment regulations in China may affect our ability to invest in China and the ability of our PRC subsidiaries to pay dividends and service debts in foreign currencies” in this report, Renminbi is not a freely convertible currency at present. Under the current PRC regulations, conversion of Renminbi is permitted in China for routine current-account foreign exchange transactions, including trade and service related foreign exchange transactions, and payment of dividends. Conversion of Renminbi for most capital-account items, such as direct investments, investments in PRC securities markets and repatriation of investments, however, is still subject to the approval of SAFE.

Pursuant to the above-mentioned administrative rules, foreign-invested enterprises, such as our PRC subsidiaries, Jiangxi LDK Solar, Jiangxi LDK Silicon, Jiangxi LDK Polysilicon and Nanchang LDK, may buy, sell and/or remit foreign currencies for current-account transactions at banks in China with authority to conduct foreign exchange business by complying with certain procedural requirements, such as presentment of valid commercial documents. As previously disclosed in this report, for capital-account transactions involving foreign direct investment, foreign debts and outbound investment in securities and derivatives, approval from SAFE is a pre-condition. Capital investments by foreign-invested enterprises outside China are subject to limitations and requirements in China, such as prior approvals from the PRC Ministry of Commerce, SAFE and NDRC.

E.  Taxation

The following summary of material Cayman Islands, PRC and United States federal tax consequences of an investment in our ordinary shares or ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares or ADSs, such as the tax consequences under state, local and other tax laws.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or to holders of our ordinary shares or ADSs solely by reason of becoming holders of our ordinary shares or ADSs levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of, the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Corporate Income Tax

Under the former Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, any dividends payable by foreign-invested enterprises to non-PRC investors, such as dividends from our PRC subsidiaries to our Cayman Islands holding company, were exempt from any PRC withholding tax. In addition, any dividends payable, or distributions made, by us to holders or beneficial owners of our ADSs or ordinary shares would not have been subject to any PRC tax, provided that such holders or beneficial owners, including individuals and enterprises, were not deemed to be PRC residents under the PRC tax law and had not become subject to PRC tax.

On March 16, 2007, the National People’s Congress promulgated the EIT Law, which took effect as of January 1, 2008. Under the EIT Law, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in China are considered “resident enterprises” for PRC tax purposes. Under the implementation regulations issued by the State Council relating to the EIT Law, “de facto management bodies” is defined as the bodies that have material and overall management control over the business, personnel, accounts and properties of an enterprise. In April 2009, the PRC State Administration of Taxation promulgated a circular to clarify the definition of “de facto management body” for enterprises incorporated overseas with controlling shareholders being PRC enterprises. However, it remains unclear how the tax authorities will treat an overseas enterprise invested or controlled by another overseas enterprise and ultimately controlled by PRC individual residents as is in our case. Substantially all of our management is currently based in China, and may remain in China in the future. If we are treated as a “resident enterprise” for PRC tax purposes, (i) we will be subject to PRC income tax on our worldwide income at a uniform tax rate of 25%; (ii) dividends received from our PRC subsidiaries may be excluded from our taxable income as the EIT Law provides that dividend income between qualified “resident enterprises” is exempt from income tax; and (iii) gains from the disposition of our ordinary shares or ADSs may be subject to 10% income tax for investors that are “non-resident enterprises” so long as such “non-resident enterprise” investors do not have an establishment or place of business in China or, despite the existence of such establishment or place of business in China, the relevant income is not effectively connected with such establishment or place of business in China, or be subject to 20% income tax for investors who are non-resident individuals.

Moreover, the EIT Law provides that a withholding tax of 10% is normally applicable to dividends payable to non-PRC investors who are “non-resident enterprises,” to the extent such dividends are derived from sources within China. We are a Cayman Islands holding company and substantially all of our income is derived from dividends we receive from our operating subsidiaries located in China. Thus dividends paid to us by our subsidiaries in China may be subject to the 10% withholding tax if we are considered as a “non-resident enterprise” under the EIT Law.

We believe that under the existing implementation regulations of the EIT Law, dividends paid by us to holders of our ordinary shares or ADSs should not be deemed to be derived from sources within China under the EIT Law and therefore should not be subject to the 10% withholding tax. However, what will constitute income derived from sources within China is currently unclear. In addition, we believe that gains on the disposition of shares or ADSs should not be subject to PRC tax. However, these conclusions are not entirely free from doubt. In addition, it is possible that these rules may change in the future, possible with retroactive effect.

Individual Income Tax Withholding Obligation

Under the PRC law, employees who exercise stock options are generally required to pay, on the date of exercise, individual income tax on the difference between the exercise price and the market price of the shares on such date, and the employer has the obligation to withhold the relevant individual income tax. In August 2007 and in August 2008, eight employees exercised their stock options, but did not pay individual income tax on the date of exercise, nor did we withhold such individual income tax on the date of exercise. The Xinyu tax authorities in Jiangxi province issued deferral decisions in February 2008 and September 2008. The deferral decisions waived the obligations of the eight employees to declare and pay the individual income tax, as well as our withholding obligation on the date of exercise. Such payment and withholding obligations were deferred until the shares are sold. As of December 31, 2009, for accounting purposes, we had an outstanding receivable of $41.8 million from these employees and payable to the PRC tax authorities in relation to the individual income tax liabilities arising from the exercise of stock options by these employees. Our PRC counsel, Grandall Legal Group, is of the opinion that (i) the Xinyu tax authorities have the proper authority to issue the deferral decisions described above and such deferral decisions were validly issued; (ii) in accordance with the deferral decisions, there is no obligation for any of the optionees to declare and pay any PRC income tax with respect to the shares acquired as a result of the exercise of their share options until after such optionees have sold the shares; and (iii) after the sale of the shares, such optionees will be obligated to pay the PRC income tax, and we will not be liable for such PRC income tax, other than to withhold taxes for payment to the relevant PRC tax authorities. In addition, at all times from the date when any of the stock options was first exercised through the date of this report, there has been no outstanding loan or advance by us or any of our subsidiaries to any of these optionees in respect of the PRC income tax liabilities resulting from the exercise of their stock options.

Certain United States Federal Income Taxation Considerations

The following is a general discussion of certain United States federal income tax consequences to U.S. Holders (defined below) under present law of the acquisition, ownership and disposition of our ordinary shares or ADSs. This summary applies only to U.S. Holders that hold our ordinary shares or ADSs as capital assets and that have the U.S. dollar as their functional currency.

This discussion is based on the United States Internal Revenue Code of 1986, as amended, or the Code, current and proposed U.S. Treasury regulations, rulings and judicial decisions thereunder as of the date hereof. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The following discussion does not deal with the tax consequences to any particular investor or to persons in special tax situations such as:

•	certain financial institutions;

•	insurance companies;

•	broker dealers;

•	traders that elect to mark-to-market;

•	tax-exempt entities;

•	persons liable for alternative minimum tax;

•	persons holding an ordinary share or ADS as part of a straddle, constructive sale, hedging, conversion or integrated transaction;

•	persons that actually or constructively own 10% or more of our voting stock; or

•	persons holding ordinary shares or ADSs through partnerships or other entities classified as partnerships for United States federal income tax purposes.

Prospective purchasers are urged to consult their tax advisors about the United States federal, state and local tax consequences to them of the purchase, ownership and disposition of our ordinary shares or ADSs.

The discussion below of the United States federal income tax consequences to “U.S. Holders” will apply if you are the beneficial owner of ordinary shares or ADSs and you are for United States federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation (or other entity classified as a corporation for United States federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to United States federal income taxation regardless of its source; or

•	a trust that (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) was in existence on August 20, 1996, was treated as a U.S. person under the Code on the previous day and has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership holds ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding ordinary shares or ADSs, you should consult your tax advisor.

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be performed in accordance with the terms. If you hold ADSs, you generally will be treated as the owner of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax. The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary (“pre-release”), or certain intermediaries in the chain of ownership, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary receipts. These actions would also be inconsistent with claiming the reduced rate for “qualified dividend income” described below. Accordingly, the creditability of any PRC taxes, and the availability of the reduced tax rate for qualified dividend income, could be affected by actions taken by such parties or intermediaries.

Taxation of dividends and other distributions on the ordinary shares or ADSs

Subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any distribution (including the amount of any PRC taxes withheld, if any) to you with respect to the ordinary shares or ADSs, other than certain pro rata distributions of our ordinary shares or ADSs, will be includible in your gross income as ordinary dividend income when you, in the case of ordinary shares, or the depositary, in the case of ADSs, receive the distribution, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under United States federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares or ADSs, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that any distributions will generally be reported to U.S. Holders as dividends.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2011, dividends may constitute “qualified dividend income” and be taxed at the lower applicable capital gains rate provided that (1) the ADS or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, ADSs are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States because they are listed on the New York Stock Exchange. Moreover, as explained in further detail below, we do not expect to be a PFIC for our current taxable year or the foreseeable future. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for U.S. foreign tax credit limitation purposes. The rules governing foreign tax credits are complex. Investors are urged to consult with their own tax advisors regarding the availability of foreign tax credits under their particular circumstances.

In the event that we are required to withhold PRC income tax on dividends paid to you with respect to our ordinary shares or ADSs under the PRC enterprise income tax law, subject to applicable limitations you will generally be able to claim a foreign tax credit in respect of the withheld tax. Subject to generally applicable limitations, you may be able to claim a deduction instead of the foreign tax credit. You are urged to consult your tax advisors regarding the availability of the foreign tax credit or deduction under your particular circumstances.

Taxation of disposition of ordinary shares or ADSs

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, the PRC enterprise income tax law may apply to gains on the sale and disposition of our ordinary shares or ADSs. If we are deemed to be a resident of China under the U.S.-PRC Avoidance of Double Taxation Treaty, such gain may be treated as arising from sources within China. You are urged to consult your tax advisors regarding the tax consequences if PRC withholding tax is imposed on the disposition of ADSs or ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

Passive foreign investment company rules

We do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year, and provided that our passive income does not exceed our gross loss (if any) from operations we do not expect to become a PFIC in the foreseeable future. Our actual PFIC status for our current taxable year ending December 31, 2010 will not be determinable until after the close of our current taxable year ending December 31, 2010 and accordingly, there is no guarantee that we will not be a PFIC for 2010 or any future taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

•	at least 75% of its gross income is passive; or

•	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income.

We will be treated as owning our proportionate share of the assets and earnings and our proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

A separate determination must be made each year as to whether we are a PFIC. As a result, our PFIC status may change. If we are a PFIC for any year during which you hold ADSs or ordinary shares, we generally will continue to be treated as a PFIC for all succeeding years during which you hold such ADSs or ordinary shares.

If we are a PFIC for any year in which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition

(including certain pledges) of the ADSs or ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

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

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ADSs. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs in a taxable year when we are a PFIC, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs as well as to any loss realized on the actual sale or disposition of the ADSs in a taxable year when we are a PFIC, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. Your basis in the ADSs will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations that are not PFICs that are described above in “— Taxation of dividends and other distributions on the ordinary shares or ADSs” would, except as described below with respect to qualified dividend income, apply to distributions by us in years subsequent to the year in which you made the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including the New York Stock Exchange, or other market, as defined in applicable U.S. Treasury regulations. The ADSs are listed on the New York Stock Exchange, and we expect, although no assurance can be given, that they will be regularly traded on the New York Stock Exchange. It is unclear whether the ordinary shares will be treated as “marketable stock” for purpose of the mark-to-market rules. You are urged to consult your own tax advisors regarding the U.S. federal income tax consequences that would arise if we are treated as a PFIC while you hold ordinary shares or ADSs.

In addition, notwithstanding any election you make with regard to the ADSs or ordinary shares, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Instead, you must include the gross amount of any such dividend paid by us in your gross income, and it will be subject to tax at rates applicable to ordinary income. Moreover, your ADSs or ordinary shares will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ADSs or ordinary shares, even if we are not currently a PFIC. For purposes of this rule, if you make a mark-to-market election with respect to your ADSs or ordinary shares, you will be treated as having a new holding period in your ADSs or ordinary shares beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies.

If your ADSs or ordinary shares are treated as shares in a PFIC, you will be required to file Internal Revenue Service Form 8621 regarding distributions received on the ADSs or ordinary shares and any gain realized on the disposition of the ADSs or ordinary shares. In addition, under recently enacted legislation, if you hold ADSs or ordinary shares in any year in which we are a PFIC, you generally are required to file an annual report containing such information as the U.S. Treasury may require.

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

Recently Enacted Legislation — Medicare Tax

Recently enacted legislation will impose a 3.8% tax with respect to certain individuals, trusts and estates on the lesser of (i) modified adjusted gross income in excess of $200,000 ($250,000 for joint-filers) and (ii) net investment income, in either case for taxable years beginning after December 31, 2012. For these purposes, net investment income will generally include any dividends paid to you with respect to the ADSs or ordinary shares and any gain realized on the sale, exchange or other taxable disposition of an ADS or ordinary share.

Information Reporting and Backup Withholding

In general, information reporting for United States federal income tax purposes will apply to distributions made on the ordinary shares or ADSs paid within the United States to a non-corporate U.S. Holder and on sales or other dispositions of the ordinary shares or ADSs to or through a United States office of a broker by a non-corporate U.S. Holder. Payments made outside the United States will be subject to information reporting in certain circumstances.

In addition, backup withholding of United States federal income tax at a rate of 28% will apply to distributions made on ordinary shares or ADSs within the United States to a non-corporate U.S. Holder and on sales of ordinary shares or ADSs to or through a United States office of a broker by a non-corporate U.S. Holder who:

•	fails to provide an accurate taxpayer identification number,

•	is notified by the Internal Revenue Service that backup withholding will be required, or

•	in certain circumstances, fails to comply with applicable certification requirements.

The amount of any backup withholding collected will be allowed as a credit against United States federal income tax liability provided that appropriate returns are filed.

Recently enacted legislation imposes new reporting requirements on certain U.S. investors in connection with holding interests of a foreign company, including ADSs or ordinary shares, either directly or through a “foreign financial institution.” This new legislation also imposes penalties if such investor is required to submit such information to the Internal Revenue Service and fails to do so.

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

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 4.8% in 2007, 5.9% in 2008 and a negative 0.7% in 2009. We have not in the past been materially affected by any such inflation, however, we cannot assure you that we will not be affected in the future.

Foreign Currency Risk

Our financial statements are expressed in U.S. dollars but the functional currency of our principal operating subsidiaries, Jiangxi LDK Solar, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, is Renminbi. To the extent our principal PRC operating subsidiaries hold assets or liabilities denominated in foreign currencies, any appreciation of Renminbi against such foreign currencies denominated assets or depreciation of Renminbi against foreign currencies denominated liabilities could result in a charge to our statement of operations. For more information on foreign currency translations for our financial reporting purposes, see note (2)(c) to our audited consolidated financial statements beginning on page F-1 in this report.

Our sales, costs and capital expenditures are largely denominated in U.S. dollars and euros. The Renminbi is not freely convertible into other currencies and conversion of the Renminbi into foreign currencies is subject to rules and regulations of foreign exchange control promulgated by the PRC government. In July 2005, the PRC government introduced a managed floating exchange rate system to allow the Renminbi to fluctuate within a regulated band based on market supply and demand and by reference to a basket of foreign currencies. The PRC government has since made, and may in the future continue to make, further adjustments to its exchange rate system.

Generally, appreciation of Renminbi against U.S. dollars and euros will result in foreign exchange losses for monetary assets denominated in U.S. dollars and euros and result in foreign exchange gains for monetary liabilities denominated in U.S. dollars and euros. Conversely, depreciation of Renminbi against U.S. dollars and euros will generally result in foreign exchange gains for monetary assets denominated in U.S. dollars and euros and result in foreign exchange losses for monetary liabilities denominated in U.S. dollars and euros. Fluctuations in currency exchange rates could have a significant effect on our financial stability due to a mismatch among various foreign currency denominated assets and liabilities. Fluctuations in exchange rates, particularly among the U.S. dollar, euro and Renminbi, affect our operating and net profit margins and would result in foreign currency exchange gains and losses on our foreign currency denominated assets and liabilities. As of December 31, 2007, 2008 and 2009, our monetary assets denominated in U.S. dollars and euros were primarily related to cash and cash equivalents, pledged bank deposits, trade accounts receivable and prepayments to suppliers, and our monetary liabilities denominated in U.S. dollars and euros were primarily related to short-term bank borrowings, long-term bank borrowings, advance payments from customers, trade accounts payable and other payables. Our exposure to foreign exchange risk primarily relates to foreign currency exchange gains or losses resulting from timing differences between the signing of the contracts and the settlement of the contracts. As of December 31, 2007, 2008 and 2009, our principal operating subsidiaries held the following amounts of monetary assets and liabilities denominated in U.S. dollars and euros:

	As of December 31, 2007		As of December 31, 2008			As of December 31, 2009
	(€)	(US$)	(€)	(US$)	(CHF)	(€)	(US$)	(HK$)

Assets	33,249,672	137,831,172	14,902,945	118,538,468	—	57,523,262	256,816,436	828,140
Liabilities	(16,227,974)	(254,009,481)	(8,876,233)	(453,074,644)	(880,017)	(43,319,943)	(482,621,936)	—

Net exposure	17,021,698	(116,178,309)	6,026,712	(334,536,176)	(880,017)	14,203,319	(225,805,500)	828,140

We incurred a net foreign currency exchange loss of approximately $1.7 million for the year ended December 31, 2007. We recorded a net foreign currency exchange gain of approximately $14.5 million and a loss of $0.6 million for the years ended December 31, 2008 and 2009, respectively. Since 2007, we have entered into certain foreign exchange forward contracts to reduce the effect of our foreign exchange risk exposure. However, we cannot assure you that we would be able to effectively manage our foreign exchange risk exposure.

Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% appreciation of Renminbi against U.S. dollars based on the foreign exchange rate on December 31, 2009 would result in net gain of $22.6 million (2008: net gain of $33.5 million) for our assets and liabilities denominated in U.S. dollars as of December 31, 2009. Conversely, we estimate that a 10% depreciation of Renminbi against U.S. dollars would result in net loss of $22.6 million (2008: net loss of $33.5 million) for our assets and liabilities denominated in U.S. dollars as of December 31, 2009.

Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% appreciation of Renminbi against euro based on the foreign exchange rate on December 31, 2009 would result in net loss of $2.0 million (2008: net loss of $0.9 million) for our assets and liabilities denominated in euro as of December 31, 2009. Conversely, we estimate that a 10% depreciation of Renminbi against euro would result in net gain of $2.0 million (2008: net gain of $0.9 million) for our assets and liabilities denominated in euro as of December 31, 2009.

We cannot predict the effect of future exchange rate fluctuations on our results of operations and may incur net foreign currency exchange losses in the future.

Interest Rate Risk

Our exposure to the risk of changes in market interest rates primarily relates to our interest-bearing borrowings. Our future interest expenses on our borrowings may increase due to changes in market interest rates. With an aim to reduce our interest rate exposure, we, from time to time, enter into interest rate swap contracts with financial institutions in China. During the year ended December 31, 2009, we have an interest rate swap contract entered prior to January 1, 2009 to an independent third party at its carrying value on the date of transfer and did not entered into any interest rate swap contract during the year. As of December 31, 2009, we had no outstanding interest rate swap contracts. We may engage in additional interest rate hedging activities in the future. As of December 31, 2009, our total outstanding bank borrowings amounted to $1,388.4 million and our short-term borrowings amounted to $980.4 million with a weighted average interest rate of 4.368% per annum and maturity terms ranging from 2 to 12 months. Majority of our indebtedness accrues interest at fixed rates, including our $400 million convertible senior notes issued April 2008.

Credit Risk

Substantially all of our cash and cash equivalents are held in major financial institutions located in China, which our management believes are of high credit quality. We have policies that limit the amount of credit exposure to any financial institution. Because we are often required to prepay substantial amounts to our raw material and equipment suppliers to ensure availability and timely delivery, we are subject to the credit quality of such suppliers. Although we make every effort to screen our suppliers and ensure that we enter into transactions with creditworthy suppliers only, there can be no assurance that we will not suffer from default by any of these suppliers. As of December 31, 2007, 2008 and 2009, we made aggregate prepayments of approximately $308.4 million, $338.1 million and $99.8 million to our suppliers, respectively. As of December 31, 2009, we recognized a provision for doubtful recoveries of $17.9 million relating to our prepayments to suppliers.

Liquidity Risk

Our liquidity is primarily dependent on our ability to maintain adequate cash inflows from our operations to meet our debt obligations as they become due, and our ability to obtain external financing to meet our committed future capital expenditures. Our cash outflow from investing activities was $797.3 million for the year ended December 31, 2009. With regard to our future capital commitments and other financing requirements, we have obtained approximately $1,956.2 million in aggregate principal amount of banking facilities mainly from various reputable commercial banks in China. As of December 31, 2009, we had unutilized banking facilities of $526.2 million. You should also refer to our additional disclosure under “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Working Capital Deficit” in this report.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.  Debt Securities

Not applicable.

B.  Warrants and Rights

Not applicable.

C.  Other Securities

Not applicable.

D.  American Depositary Shares

JPMorgan Chase Bank, N.A. is the depositary for our ADS program. The depositary’s principal executive office is at 4 New York Plaza, New York 10004, United States of America. We refer to the American depositary receipts evidencing our ADSs as ADRs.

Fees and Charges Payable to Depositary

Category	Depositary Actions	Associated Fee

Depositing or substituting underlying shares	Each person to whom ADRs are issued against deposits of Shares, including deposits and issuances in respect of:
•  Share distributions, stock split, rights, merger
•  Exchange of securities or any other transaction or event or other distribution affecting the ADSs or the Deposited Securities
$5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADRs delivered
Receiving or distributing dividends	Distribution of cash dividends	$0.02 or less per ADS (or portion thereof)
	Distribution of share dividends	$5.00 for each 100 ADSs (or portion thereof)
Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	$5.00 for each 100 ADSs (or portion thereof)
Withdrawing underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs surrendered
Transferring, splitting or grouping ADRs	Transfers, combining or grouping of ADRs	$1.50 per ADS
General depositary services, particularly those charged on an annual basis
•  Other services performed by depositary in administering ADRs
•  Provide information about depositary’s right, if any, to collect fees and charges by offsetting them against dividends received and deposited securities
$0.02 per ADS (or portion thereof) not more than once each calendar year and payable at sole discretion of depositary by billing ADR holders or by deducting such charge from cash dividends or other cash distributions
Expenses of Depositary	Expenses incurred on behalf of ADR holders in connection with
•  Compliance with foreign exchange control regulations or any law or regulation relating to foreign investment
•  Depositary’s or its custodian’s compliance with applicable law, rule or regulation
•  Stock transfer or other taxes and other governmental charges
•  Cable, telex, facsimile transmission/delivery
•  Expenses of depositary in connection with conversion of foreign currency into U.S. dollars
•  Any other charge payable by depositary or its agents
Expenses payable at sole discretion of depositary by billing ADR holders or by deducting charges from cash dividends or other cash distributions

Fees and Charges Payable by Depositary

JPMorgan Chase Bank, N.A., the depositary, has agreed to reimburse us for expenses we incur in connection with the establishment and maintenance of our ADS program. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of US federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse us annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to us based on applicable performance indicators relating to the ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In the year ended December 31, 2009, we received from the depositary an aggregate of $447,597 for the reimbursement of the above-mentioned fees, costs and expenses.

In addition, as part of its services to us, the depositary has agreed to waive fees for the standard costs associated with the administration of our ADR program. The depositary waived such costs in an aggregate amount of $290,000 in the year ended December 31, 2009.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On June 1, 2007, we completed our IPO of 13,392,100 ADSs, each representing one share, at an initial public offering price of $27.00 per ADS.

On April 15, 2008, we completed an offering of $400 million of 4.75% convertible senior notes due 2013 pursuant to Rule 144A under the Securities Act. On June 30, 2008, we filed a shelf registration statement on Form F-3 (File Number: 333-152009) for resale of the notes and our shares represented by the ADSs issuable upon conversion of the notes.

On September 19, 2008, we filed a shelf registration statement on Form F-3 (File Number: 333-153585) pursuant to which we may, from time to time, sell shares represented by ADSs and debt securities, either individually or in units, in one or more offerings. On September 24, 2008, we completed a follow-on public offering of 4,800,000 ADSs, each representing one share, at $41.75 per ADS, pursuant to the shelf registration statement, as supplemented.

On June 19, 2009, we filed a shelf registration statement on Form F-3 (File Number: 333-160110) pursuant to which we may, from time to time, sell shares represented by ADSs and debt securities, either individually or in units, in one or more offerings. On December 23, 2009, we completed a follow-on public offering of 16,520,000 ADSs, each representing one share, at $7.00 per ADS, pursuant to the shelf registration statement, as supplemented. On January 12, 2010, we completed the sale of an additional 1,645,900 ADSs, each representing one share, at $7.00 per ADS, pursuant to the over-allotment option exercised by the underwriters in connection with the December 2009 follow-on offering.

A.	Material Modification to Instruments Defining Rights of Security Holders

None.

B.	Material Modification to Rights of Registered Securities by Issuing or Modifying any Other Class of Securities

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

Based upon that evaluation, our management has concluded that, as of December 31, 2009, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Securities Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

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

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, we used the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment using those criteria, our management (including our chief executive officer and chief financial officer) concluded that our internal control over financial reporting was effective as of December 31, 2009.

KPMG, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2009, as stated in their report below.

Attestation Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
LDK Solar Co., Ltd.:

We have audited LDK Solar Co., Ltd.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). LDK Solar Co., Ltd.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on LDK Solar Co., Ltd.’s internal control over financial reporting based on our audit.

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

In our opinion, LDK Solar Co., Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of LDK Solar Co., Ltd. and subsidiaries as of December 31, 2008 and 2009, and the related consolidated statements of operations, equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated June 30, 2010 expressed an unqualified opinion on those consolidated financial statements.

/s/  KPMG
Hong Kong, China

June 30, 2010

Changes in Internal Control over Financial Reporting

There were no material changes in our internal control over financial reporting that occurred during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2008	2009

Audit fees(1)	$1,178,284	$2,257,383
Audit-related fees(2)	1,181,114	2,209,539
Tax fees(3)	$23,226	$234,843

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent auditor for the annual audit of our consolidated financial statements.

(2)	“Audit-related fees” means the aggregate fees billed for assurance and related services by our independent auditor that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the issue of comfort letter and reading of offering documents in connection with our follow-on equity offering and issuance of convertible senior notes.

(3)	“Tax fees” include fees billed for tax compliance services.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

We are incorporated under the laws of Cayman Islands. Many of the corporate governance rules in the New York Stock Exchange Listed Company Manual, or the NYSE Standards, do not apply to us as a “foreign private issuer” and we are permitted to follow the corporate governance practices in the Cayman Islands in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Standards requires foreign private issuers listed on the New York Stock Exchange to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the New York Stock Exchange, or the U.S. domestic issuers. We set forth below a brief summary of such significant differences.

Board and Committee Independence

While NYSE Standards require U.S. domestic issuers to have a majority of independent directors, we are not subject to this requirement. Three of our eight directors are independent directors.

NYSE Standards require U.S. domestic issuers to schedule an executive session at least once a year to be attended by only independent directors. We are not subject to such requirement and our directors may attend all of our board meetings.

NYSE Standards require U.S. domestic issuers to disclose a method for interested parties to communicate directly with the presiding director or with non-management directors as a group. We are not subject to such requirement and we have not adopted any such method.

Audit Committee

If an audit committee member simultaneously serves on the audit committees of more than three public companies, and the listed company does not limit the number of audit committees on which its audit committee members serve to three or less, then in each case, the boards of directors of U.S. domestic issuers are required to determine that such simultaneous service would not impair the ability of such member to effectively serve on its audit committee and disclose such determination in its annual proxy statement or annual report. We are not subject to such requirement and our board of directors have not made any such determination.

NYSE Standards require audit committees of U.S. domestic issuers to discuss guidelines and policies that govern the process by which risk assessment and risk management are handled and include such responsibilities in their audit committee charters. We are not subject to such requirement and our audit committee charter does not contain such provisions. Our audit committee charter provides that our audit committee will review our financial reporting processes and internal controls, based on consultation with our outside independent auditor and our internal accounting department.

Remuneration Committee

NYSE Standards require U.S. domestic issuers to have a remuneration committee composed entirely of independent directors. We are not subject to such requirement and have a compensation committee that consists of three independent directors and one executive director.

NYSE Standards require remuneration committees of U.S. domestic issuers to produce a remuneration committee report annually and include such report in their annual proxy statements or annual reports on Form 10-K. We are not subject to such requirement and our remuneration committee has not produced any such report.

Nomination Committee

While NYSE Standards require U.S. domestic issuers to have only independent directors on their nomination committees, we are not subject to such requirement and our corporate governance and nominating committee consists of three independent directors and one executive director.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See pages beginning on page F-1 in this report.

ITEM 19.	EXHIBITS

The following documents are filed as part of this report:

Exhibit
Number	Document

1.1	Fourth Amended and Restated Memorandum and Articles of Association of the registrant, dated as of June 17, 2008, incorporated by reference to Exhibit 1.1 to our annual report for the year 2008 on Form 20-F filed with the SEC on May 22, 2009.
2.1	Form of Deposit Agreement, incorporated by reference to Registration Statement on Form F-6 filed with the SEC (Registration No. 333-142899).
2.2	Amended and Restated Shareholders Agreement, dated December 19, 2006, incorporated by reference to Exhibit 4.4 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).
2.3	Indenture dated April 15, 2008 between the registrant and the Bank of New York Mellon, incorporated by reference to Exhibit 4.5 to our Registration Statement on Form F-3 filed with the SEC (File Number: 333-152009).
2.4	Restricted Issuance Agreement, dated as of April 15, 2008, as supplement to the Deposit Agreement under Exhibit 2.1, incorporated by reference to Exhibit 4.4 to our Registration Statement on Form F-3 filed with the SEC (File Number: 333-152009).
4.1	Form Employment Agreement between the registrant and each senior officer, incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).
4.2	Form Service Agreement between the registrant and each executive director, incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).
4.3	Form Service Agreement between the registrant and each independent director, incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).
4.4	Form Confidentiality and Non-compete Agreement between the registrant and each senior officer, engineer and technician, incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).
4.5	Supply Agreement, dated July 18, 2007, between GT Solar, as seller, and the registrant and Jiangxi LDK Solar, as buyers (certain information in the agreement has been omitted pursuant to a request for confidential treatment), incorporated by reference to Exhibit 4.36 to our annual report for the year 2007 on Form 20-F filed with the SEC on April 7, 2008.
4.6	Summary translation of Loan Guarantee Agreement, dated February 5, 2007, between Mr. Xiaofeng Peng and Bank of China Xinyu Branch, incorporated by reference to Exhibit 4.37 to our annual report for the year 2007 on Form 20-F filed with the SEC on April 7, 2008.
4.7	Summary translation of Cooperation Agreement, dated January 23, 2007, between Jiangxi LDK Solar and Nanchang University, incorporated by reference to Exhibit 4.40 to our annual report for the year 2007 on Form 20-F filed with the SEC on April 7, 2008.
4.8	Summary translation of Loan Guarantee Agreement, dated April 23, 2008, among Mr. Xiaofeng Peng, Ms. Shan Zhou and China Development Bank, incorporated by reference to Exhibit 4.8 to our annual report for the year 2008 on Form 20-F filed with the SEC on May 22, 2009.
4.9	Summary translation of Loan Guarantee Agreement, dated February 23, 2009, between Mr. Xiaofeng Peng and Agricultural Bank of China Xinyu Branch, incorporated by reference to Exhibit 4.9 to our annual report for the year 2008 on Form 20-F filed with the SEC on May 22, 2009.
4.10	Summary translation of Supply Agreement, dated July 22, 2008, between JYT Corporation, as seller, and Jiangxi LDK Solar, as buyer, incorporated by reference to Exhibit 4.10 to our annual report for the year 2008 on Form 20-F filed with the SEC on May 22, 2009.
4.11	Registration Rights Agreement, dated as of April 15, 2008, incorporated by reference to Exhibit 4.7 to our Registration Statement on Form F-3 filed with the SEC (File Number: 333-152009).
4.12	Amended and Restated Framework Agreement, dated as of December 1, 2009, by and between the registrant and Best Solar Co., Ltd.
4.13	Asset Purchase Agreement, dated as of January 29, 2010, between the registrant and Best Solar Co., Ltd.
8	List of subsidiaries.

Exhibit
Number	Document

11	Code of Ethics of the registrant, incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 filed with the filed with the SEC (File Number: 333-142881).
12.1	Certification of the principal executive officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002.
12.2	Certification of the principal financial officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002.
13.1	Certification of the principal executive officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.
13.2	Certification of the principal financial officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.
15.1	Consent of Independent Registered Public Accounting Firm.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report of its behalf.

LDK Solar Co., Ltd.

By:	/s/ Xiaofeng Peng
Name:     Xiaofeng Peng

Title:	Chairman & Chief Executive Officer

By:	/s/ Jack Lai
Name:     Jack Lai

Title:	Chief Financial Officer

Date: June 30, 2010

LDK SOLAR CO., LTD.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
LDK Solar Co., Ltd.:

We have audited the accompanying consolidated balance sheets of LDK Solar Co., Ltd. and subsidiaries (the “Group”) as of December 31, 2008 and 2009, and the related consolidated statements of operations, equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LDK Solar Co., Ltd. and subsidiaries as of December 31, 2008 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Notes 2(ad) to the consolidated financial statements, the Group retrospectively changed its method of accounting for convertible senior notes and minority interests due to the adoption of Financial Accounting Standards Board (FASB) Staff Position No. APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) (included in FASB Accounting Standards Codification Subtopic 470-20, Debt with conversion and Other Option) and Statement of Financial Accounting Standards No. 160, Noncontrolling Interest in Consolidated Financial Statements — an amendment of Accounting Research bulletin No. 51 (included in FASB Standards Codification Subtopic 810-10, Consolidation — Overall)

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), LDK Solar Co., Ltd.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 30, 2010 expressed an unqualified opinion on the effectiveness of the LDK Solar Co., Ltd.’s internal control over financial reporting.

/s/  KPMG
Hong Kong, China

June 30, 2010

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amounts in US$ thousands)

		December 31,
	Note	2008	2009
		As adjusted (note 2)

ASSETS
Current assets
Cash and cash equivalents		255,523	384,761
Pledged bank deposits	(11)	83,383	68,913
Trade accounts receivable, net	(2g)	94,733	209,622
Bills receivable		3,075	8,270
Insurance recoveries receivable	(19c)	—	6,000
Inventories	(3)	616,901	432,193
Prepayments to suppliers, net	(4)	71,214	40,784
Other current assets, including amounts due from the Group’s executives and employees of $42,021 and $41,820 as of December 31, 2008 and 2009, respectively	(5)	68,123	150,697
Due from a related party	(26)	—	37,615
Deferred income tax assets	(18)	44,690	47,590

Total current assets		1,237,642	1,386,445
Property, plant and equipment, net	(6)(11)(14)	1,697,203	2,608,725
Deposits for purchases of property, plant and equipment		233,296	32,529
Intangible assets, net	(7)	1,037	1,018
Land use rights	(8)(11)	99,162	175,533
Inventories to be processed beyond one year	(3)	—	10,947
Prepayments to suppliers expected to be utilized beyond one year	(4)	33,617	26,482
Pledged bank deposits — non-current	(11)	49,686	50,797
Debt issuance costs, net	(15)	8,408	4,909
Goodwill	(9)	—	483
Investments in an associate and a jointly-controlled entity	(10)	5,630	51,884
Deposits relating to sales and leaseback transaction	(14)	7,316	13,921
Other non-current assets		—	3,623
Deferred income tax assets , net	(18)	375	16,913

Total assets		3,373,372	4,384,209

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings and current installments of long-term borrowings	(11)(26)	666,200	980,359
Bills payable		11,406	97,872
Trade accounts payable		124,066	191,240
Advance payments from customers, current installments	(12)	256,411	199,075
Accrued expenses and other payables	(13)	429,968	655,438
Accrued legal settlement	(19c)	—	16,000
Due to related parties	(26)	4,359	38,782
Obligations under capital leases — current portion	(14)	18,443	33,380
Other financial liabilities		102	7,880

Total current liabilities		1,510,955	2,220,026
Long-term borrowings, excluding current installments	(11)	154,252	408,062
Obligations under capital leases, excluding current installments	(14)	40,083	50,664
Advance payments from customers — non-current	(12)	487,577	177,773
Other payable due to a customer — long-term portion	(12)	—	172,848
Other liabilities		3,485	77,713
Deferred income tax liability	(18)	1,468	8,545
Convertible senior notes, less debt discount	(15)	385,685	391,642

Total liabilities		2,583,505	3,507,273

EQUITY
LDK Solar Co., Ltd. shareholders’ equity
Ordinary shares (US$0.10 par value; 499,580,000 shares authorized; 113,501,049 and 130,021,049 shares issued; 113,110,396 and 129,771,643 shares outstanding as of December 31, 2008 and 2009, respectively)	(21)	11,311	12,977
Additional paid-in capital	(17)	464,101	744,988
Statutory reserve	(22)	29,676	29,676
Accumulated other comprehensive income		83,314	84,544
Retained earnings (accumulated deficit)		201,465	(32,760)

Total LDK Solar Co., Ltd. shareholders’ equity		789,867	839,425
Non-controlling interests		—	37,511

Total equity		789,867	876,936

Commitments and contingencies	(19)
Total liabilities and equity		3,373,372	4,384,209

See accompanying notes to consolidated financial statements.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in US$ thousands, except per share data)

		Year Ended	Year Ended	Year Ended
		December 31,	December 31,	December 31,
	Note	2007	2008	2009
			As adjusted (note 2)

Net sales
Wafers		501,733	1,495,034	945,009
Wafer processing		18,697	116,859	80,557
Modules		—	—	58,957
Silicon and other materials		3,516	31,602	8,007
Other		—	—	5,508

Total net sales		523,946	1,643,495	1,098,038

Cost of goods sold,
Wafers		(337,947)	(1,446,587)	(1,089,660)
Processing of wafers on behalf of others		(13,094)	(83,383)	(62,244)
Modules		—	—	(52,154)
Silicon and other materials		(2,668)	(25,169)	(3,459)
Others		—	—	(4,104)

Total cost of goods sold, including provisions for inventory write-downs of US$4,170, US$311,999 and US$180,213 and provisions for loss on firm purchase commitment of US$ nil, US$ nil and US$1,120 during the years ended December 31, 2007, 2008 and 2009 respectively		(353,709)	(1,555,139)	(1,211,621)

Gross profit (loss)		170,237	88,356	(113,583)

Selling expenses		(873)	(3,786)	(4,738)
General and administrative expenses, including provisions for doubtful recoveries of prepayments to suppliers and trade accounts receivable of US$ nil, US$20,582 and US$22,425 during the years ended 2007, 2008 and 2009 respectively		(19,360)	(68,010)	(91,513)
Research and development expenses		(3,202)	(7,570)	(8,299)
Impairment loss for property, plant and equipment		—	—	(1,999)
Legal settlements, net of insurance recoveries		—	—	(10,000)

Total operating expenses		(23,435)	(79,366)	(116,549)

Income (loss) from operations		146,802	8,990	(230,132)
Other income (expenses):
Interest income		4,109	5,875	2,408
Interest expense and amortization of convertible senior notes issuance costs and debt discount	(16)	(9,419)	(38,162)	(50,068)
Foreign currency exchange (loss) gain, net		(1,654)	14,495	(613)
Government subsidy	(2v)	3,461	19,665	26,927
Change in fair value of prepaid forward contracts	(17)	—	60,028	—
Decrease in fair value of warrants		2	—	—
Equity in income (loss) for an associate and a jointly-controlled entity	(10)	—	704	(3,343)
Others, net		—	(48)	(87)

Earnings (loss) before income taxes		143,301	71,547	(254,908)
Income tax benefit (expense)	(18)	758	(5,139)	20,912

Net income (loss)		144,059	66,408	(233,996)
Earnings attributable to non-controlling interests		—	—	(229)
Accretion of Series A redeemable convertible preferred shares to redemption value	(20)	(860)	—	—
Accretion of Series B redeemable convertible preferred shares to redemption value	(20)	(2,726)	—	—
Accretion of Series C redeemable convertible preferred shares to redemption value	(20)	(1,351)	—	—

Net income (loss) attributable to LDK Solar Co., Ltd. shareholders		139,122	66,408	(234,225)

Basic earnings (loss) per share	(24)	1.50	0.63	(2.18)

Diluted earnings (loss) per share	(24)	1.37	0.61	(2.18)

See accompanying notes to consolidated financial statements.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in US$ thousands, except share data)

											Comprehensive Income (Loss)
						Accumulated	Retained	Total LDK			Attributable	Attributable
			Additional	Subscription		Other	Earnings	Solar Co., Ltd.	Non-		to LDK Solar	to Non-
	Ordinary Shares		Paid-In	Receivable for	Statutory	Comprehensive	(Accumulated	Shareholders’	Controlling	Total	Co., Ltd.	Controlling
	Number	Amount	Capital	Ordinary Share	Reserve	Income	Deficit)	Equity	Interests	Equity	Shareholders	Interests	Total

January 1, 2007	75,000,000	7,500	29,302	(7,490)	3,623	2,319	21,988	57,242	—	57,242
Net income	—	—	—	—	—	—	144,059	144,059	—	144,059	144,059	—	144,059
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	29,162	—	29,162	—	29,162	29,162	—	29,162

Total comprehensive income	—	—	—	—	—	—	—	—	—	—	173,221	—	173,221

Appropriation to statutory reserve(Note 22)	—	—	—	—	15,074	—	(15,074)	—	—	—
Settlement of subscription receivable	—	—	—	7,490	—	—	—	7,490	—	7,490
Issuance of new shares, net of related expenses US$26,866	14,007,700	1,400	349,941	—	—	—	—	351,341	—	351,341
Conversion of Series A, Series B and Series C redeemable convertible preferred shares	15,580,000	1,558	91,123	—	—	—	—	92,681	—	92,681
Issuance of ordinary shares upon exercise of share options	1,457,000	146	6,338	—	—	—	—	6,484	—	6,484
Share-based compensation (Note 23)	—	—	9,549	—	—	—	—	9,549	—	9,549
Accretion of Series A redeemable convertible preferred shares to redemption value(Note 20)	—	—	—	—	—	—	(860)	(860)	—	(860)
Accretion of Series B redeemable convertible preferred shares to redemption value(Note 20)	—	—	—	—	—	—	(2,726)	(2,726)	—	(2,726)
Accretion of Series C redeemable convertible preferred shares to redemption value(Note 20)	—	—	—	—	—	—	(1,351)	(1,351)	—	(1,351)

December 31, 2007	106,044,700	10,604	486,253	—	18,697	31,481	146,036	693,071	—	693,071

See accompanying notes to consolidated financial statements

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME (LOSS) — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in US$ thousands, except share data)

											Comprehensive Income (Loss)
						Accumulated	Retained	Total LDK			Attributable	Attributable
			Additional	Subscription		Other	Earnings	Solar Co., Ltd.	Non-		to LDK Solar	to Non-
	Ordinary Shares		Paid-In	Receivable for	Statutory	Comprehensive	(Accumulated	Shareholders’	controlling	Total	Co., Ltd.	Controlling
	Number	Amount	Capital	Ordinary Share	Reserve	Income	deficit)	Equity	Interests	Equity	Shareholders	Interests	Total

Net income, as adjusted (Note 2)	—	—	—	—	—	—	66,408	66,408	—	66,408	66,408	—	66,408
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	51,833	—	51,833	—	51,833	51,833	—	51,833

Total comprehensive income, as adjusted (Note 2)	—	—	—	—	—	—	—	—	—	—	118,241	—	118,241

Appropriation to statutory reserve (Note 22)	—	—	—	—	10,979	—	(10,979)	—	—	—
Issuance of new shares, net of related expenses $9,508	4,800,000	480	190,412	—	—	—	—	190,892	—	190,892
Issuance of ordinary shares upon exercise of share options	2,265,696	227	12,513	—	—	—	—	12,740	—	12,740
Issuance of convertible senior notes, as adjusted (Note 2)	—	—	17,774	—	—	—	—	17,774	—	17,774
Share-based compensation (Note 23)	—	—	16,614	—	—	—	—	16,614	—	16,614
Prepaid forward repurchase of ordinary shares (Note 17)	—	—	(259,465)	—	—	—	—	(259,465)	—	(259,465)

December 31, 2008, as adjusted (Note 2)	113,110,396	11,311	464,101	—	29,676	83,314	201,465	789,867	—	789,867

Net loss	—	—	—	—	—	—	(234,225)	(234,225)	229	(233,996)	(234,225)	229	(233,996)
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	2,543	—	2,543	(2)	2,541	2,543	(2)	2,541

Total comprehensive loss											(231,682)	227	(231,455)

Acquisition of equity interest in Solar Green Technology Spa (Note 9)	—	—	—	—	—	—	—	—	254	254
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	—	58	58
Issuance of ordinary shares upon exercise of share options	141,247	14	772	—	—	—	—	786	—	786
Issuance of new shares, net of related expenses $6,415	16,520,000	1,652	107,573	—	—	—	—	109,225	—	109,225
Disposal of 15% shares of LDK PV, net of tax expense of $22,425	—	—	158,330	—	—	(1,313)	—	157,017	36,972	193,989
Share-based compensation (Note 23)	—	—	14,212	—	—	—	—	14,212	—	14,212

December 31, 2009	129,771,643	12,977	744,988	—	29,676	84,544	(32,760)	839,425	37,511	876,936

See accompanying notes to consolidated financial statements

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in US$ thousands)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2008	2009
		As adjusted (note 2)

Cash flows from operating activities:
Net income (loss)	144,059	66,408	(233,996)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	15,085	36,005	70,565
Provisions for doubtful accounts	—	20,582	22,425
Provisions for inventory write-downs	4,170	311,999	180,213
Impairment loss on equipment	—	—	1,999
Deferred income tax benefit	(758)	(41,163)	(35,049)
Equity in (income) loss for an associate and a jointly-controlled entity	—	(704)	3,343
Share-based compensation	9,390	16,614	14,212
Amortization of convertible senior notes issuance costs and debt discounts	—	6,308	9,456
Decrease in fair value of warrants	(2)	—	—
Change in fair value of prepaid forward contracts	—	(60,028)	—
Changes in operating assets and liabilities:
Pledged bank deposits related to purchase of inventory and other operating activities	(19,900)	(59,633)	(11,796)
Trade accounts receivable and bills receivable	(1,461)	(93,782)	(124,229)
Inventories	(289,262)	(530,244)	(5,604)
Prepayments to suppliers	(119,469)	29,984	20,037
Other assets	(25,475)	(44,769)	37,297
Other financial assets	—	—	(7,273)
Trade accounts payable and bills payable	11,913	117,440	154,154
Advance payments from customers	168,775	532,578	(138,542)
Income tax payable	—	4,299	10,438
Accrued expenses and other payables	18,915	22,227	52,002
Amount due from a related party	—	—	(37,615)
Amount due to a related party	—	2,164	36,614
Other financial liabilities	3,357	(3,224)	(37)

Net cash (used in) provided by operating activities	(80,663)	333,061	18,614
Cash flows from investing activities:
Purchase of land use rights	(23,452)	(69,110)	(24,591)
Purchase of property, plant and equipment, including deposits and cash paid for interest capitalized	(305,171)	(1,125,640)	(749,979)
Pledged bank deposit related to purchase of property, plant and equipment	—	(103,166)	(65,761)
Release of pledged bank deposit related to purchase of property, plant and equipment	—	55,644	93,113
Cash paid for investment in an associate and a jointly-controlled entity	—	(4,902)	(74,460)
Capital repayment from a jointly controlled entity	—	—	24,867
Cash paid for business acquisition, net of cash acquired	—	—	(504)

Net cash used in investing activities	(328,623)	(1,247,174)	(797,315)

See accompanying notes to consolidated financial statements.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in US$ thousands)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2008	2009
		As adjusted (note 2)

Cash flows from financing activities:
Pledged bank deposits used for bank borrowings	(111,094)	—	(2,197)
Pledged bank deposits released upon repayment of bank borrowings	—	119,386	—
Proceeds from new loans and borrowings	288,302	1,035,803	2,251,631
Repayment of loans and borrowings	(80,199)	(513,834)	(1,684,219)
Loans and advances from related parties	—	2,195	—
Repayment of loans and advances from related parties	—	—	(2,195)
Proceeds from issuance of ordinary shares	369,489	205,104	111,800
Payment of expenses relating to issuance of ordinary shares	(4,174)	(1,472)	—
Proceeds from issuance of convertible senior notes, net of issuance costs	—	388,743	—
Payment for Company’s ordinary shares under prepaid forward contracts	—	(199,437)	—
Proceeds from sale-leaseback transaction	—	63,155	43,935
Deposit paid for capital leases	—	(7,316)	(6,598)
Repayment of capital lease obligations	—	(4,629)	(21,314)
Proceeds for sale of non-controlling interest in a subsidiary, net of direct incremental costs	—	—	216,414
Capital contribution from non-controlling interests	—	—	58

Net cash provided by financing activities	462,324	1,087,698	907,315
Effect of foreign currency exchange rate changes on cash and cash equivalents	205	(1,532)	624
Net increase in cash and cash equivalents	53,243	172,053	129,238
Cash and cash equivalents at beginning of year	30,227	83,470	255,523

Cash and cash equivalents at end of year	83,470	255,523	384,761

Supplemental disclosures of cash flow information:
Interest payments, net of amount capitalized	9,926	27,680	37,422

Income tax paid	—	42,169	4,238

Supplemental disclosures of non-cash investing and financing transaction:
Payable for purchase of property, plant and equipment	60,954	354,247	469,321

Payable for purchase of land use rights	832	11,865	—

Payable to a customer	—	—	244,085

Conversion of Series A, Series B and Series C redeemable convertible preferred shares into ordinary shares	92,681	—	—

See accompanying notes to consolidated financial statements.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009
(Amounts in US$ thousands, except share and per share data)

(1)	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION

Principal activities

The accompanying consolidated financial statements consist of the financial statements of LDK Solar Co., Ltd. (the “Company” or “LDK”) and its subsidiaries. The Company and its subsidiaries are collectively referred to as the “Group”.

The Group’s principal activities are design, development, manufacturing and marketing of photovoltaic (“PV”) products and development of power plant projects.

Organization

Jiangxi LDK Solar Hi-Tech Co., Ltd. (“JXLDK”) was incorporated on July 5, 2005, in Xinyu, Jiangxi Province, the People’s Republic of China (“PRC”) by Suzhou Liouxin Industry Co., Ltd. (“SZ Liouxin”) and Liouxin Industrial Limited (“HK Liouxin”) which are both controlled by Mr. Peng Xiaofeng (“Mr. Peng”). SZ Liouxin is fully owned by HK Liouxin.

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

4) The issuance of 4,580,000 Series A redeemable convertible preferred shares to a group of unrelated investors, including 3,000,000 Series A-1 redeemable convertible preferred shares converted from the exchangeable notes above and 1,580,000 Series A-2 redeemable convertible preferred shares issued for cash consideration of US$7,000 (refer to Note 20);

5) The issuance of 8,000,000 Series B redeemable convertible preferred shares to a group of unrelated investors for cash consideration of US$48,000 (refer to Note 20);

6) The issuance of 3,000,000 Series C redeemable convertible preferred shares to a group of unrelated investors for cash consideration of US$22,500 (refer to Note 20);

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

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In September 2008, the Company issued 4,800,000 ADSs, representing 4,800,000 ordinary shares, at a price of US$41.75 per ADS, raising approximately US$190,892, net of related expenses of US$9,508.

In November 2009, the Company sold 15% equity interests in Jiangxi LDK PV Silicon Technology Co., Ltd. (“LDKPV”) to Jiangxi International Trust and Investment Co., Ltd. for a cash consideration of RMB 1,500,000 (US$219,651).

In December 2009, the Company issued 16,520,000 ADSs, representing 16,520,000 ordinary shares, at a price of US$7.00 per ADS, raising approximately US$109,225, net of related expenses of US$6,415.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

The accompanying consolidated financial statements contemplate the realization of assets and the satisfaction of liabilities in the normal course of business.

As of December 31, 2009, the Group had a working capital deficit (total consolidated current liabilities exceeded total consolidated current assets) of US$833,581 and an accumulated deficit of US$32,760. In addition, during the year ended December 31, 2009, the Group incurred a net loss of US$234,225. Further, as of December 31, 2009, the Group had cash and cash equivalents of US$384,761, most of which are held by the Company’s subsidiaries in the PRC and 99.9% of the Group’s short term bank borrowings and current installments of its long-term debt totaling US$978,596 reside with these subsidiaries. The Group may also be required by the holders of the Convertible Senior Notes to repurchase all or a portion of the Convertible Senior Notes with aggregate principal amount of US$400,000 on April 15, 2011. These factors initially raise substantial doubt as to the Group’s ability to continue as a going concern. However, management believes it has developed a liquidity plan, as summarized below, that, if executed successfully, will provide sufficient liquidity to meet the Group’s obligations as they become due for a reasonable period of time:

•	Sale of power plant projects

LQ Energy GmbH, a jointly-controlled entity of the Group, currently owns a 40MW power plant in Germany. LQ Energy GmbH has entered into an agreement with a potential buyer for sale of the power plant. The execution of the sales agreement is subject to certain closing conditions. The Company expects the sale will be completed by September 30, 2010. The Group is expected to receive from LQ Energy GmbH its share of distribution, upon the sales of power plant, pursuant to its equity interests in LQ Energy GmbH, at an amount no less than US$40,000. In addition, the Group is in negotiation with potential buyers for sales of other PV projects in Europe. Management estimates that the Group will receive cash amounting to no less than US$15,000.

•	Delaying in capital expenditure and improvement in working capital management

The Group has decided to defer the construction timetable of the 3rd 5,000 metric tons polysilicon production line and limit the capacity expansion of our wafer production. Further, the Group has implemented measures to closely monitor the inventories levels and the collection of receivable balances with an aim to improve liquidity.

•	Bank Financing

Subsequent to December 31, 2009, the Group has successfully obtained additional secured and unsecured short-term bank borrowings of US$1,051,658 with interest rates ranging from 1.171% and 5.310% and secured and unsecured long-term bank borrowings of US$139,040 with interest rate ranging from 3.440% and 8.000% to be repriced annually, and repaid short-term bank borrowings and current portion of long-term bank borrowings of US$1,031,217 in total. With an aim to improve liquidity, the Group has been successfully negotiating with certain

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

banks and will continue to negotiate with other banks to increase the portion of long term bank borrowings in the total borrowing facilities. As of June 29, 2010, the Group’s short-term bank borrowings together with current portion of long-term bank borrowings and long-term bank borrowings amounted to US$1,072,511 and US$475,391 respectively. As of June 29, 2010, the Group has total revolving credit facilities of US$2,629,680, of which US$850,999 is unused. Management believes that the Group will be able to obtain continued borrowing facilities from the banks so that when required by the Group, the bank loans due for repayment within the next 12 months can be successfully replaced with new loans drawn down from existing revolving banking facilities and new borrowing facilities.

•	Reorganization of the Group’s polysilicon business

The Group has secured a commitment from Urban Construction Investment Group Co., Ltd., Xinyu City (“UCIG”), a third party investor, to buy a 10% equity interest in LDKPV at cash consideration of no less than RMB 1,200,000 (US$175,721) at any time before June 8, 2011. Further, the Group’s management plan to transfer the equity interests in LDKPV and Jiangxi LDK Solar Polysilicon Co., Ltd (“LDKSP”) from JXLDK to LDK Silicon Holding Co., Limited (“LDKSH”), a subsidiary established in January 2010 in Hong Kong. The Group’s management believes that the above reorganization could facilitate the Group to seek additional fundings, if in the overall interests of the Group, from international strategic investors.

Therefore, after careful consideration of the factors that initially raise substantial doubt and the liquidity plans described above, management has prepared the accompanying consolidated financial statements on the basis that the Group will be able to continue as going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities or any other adjustments that might be necessary should the Group be unable to continue as a going concern.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation. For consolidated subsidiaries where the Group’s ownership in the subsidiary is less than 100%, the equity interest not held by the Group is shown as noncontrolling interests.

(b)	Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates, including those related to the classification and realization of inventories, trade accounts receivable, prepayments to suppliers and deferred tax assets, estimated useful lives and residual values of long-lived assets, the recoverability of the carrying values of long-lived assets, the determination of fair values of financial instruments and share-based instruments, and assessments about potential tax uncertainties and contingent liabilities. Changes in facts and circumstances may result in revised estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	Foreign currency transactions and translations

The functional currency of the Company and LDK USA is the United States dollar (“US$”). The functional currency of LDK Solar International Company Limited (“LDK International”) is the Hong Kong dollar (“HK$”). The functional currency of those subsidiaries located in the PRC and Europe are Renminbi (“RMB”) and European dollar (“EUR€”) respectively. Transactions denominated in foreign currencies are remeasured in the functional currency at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in foreign currencies are remeasured into the functional currency at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are included in the consolidated statements of operations.

The Group has chosen the U.S. dollar as its reporting currency. Accordingly assets and liabilities of all subsidiaries except for LDK Solar USA (“LDK USA”) are translated into US$ using exchange rates in effect at each period end and average exchange rates are used for the statements of operations. Gains and losses resulting from the translations of the financial statements of these subsidiaries into US dollars are recognized in other comprehensive income (loss).

(d)	Commitments and contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal and other fees incurred in connection with loss contingencies are expensed as incurred. Legal cost expenses are reported net of expected insurance recoveries.

(e)	Cash and cash equivalents

Cash and cash equivalents consist of cash at bank and on hand and certificates of deposit with an initial term of less than three months when purchased, which are unrestricted as to withdrawal and use.

(f)	Pledged bank deposits

Pledged bank deposits represent amounts held by banks, which are not available for the Group’s use, as security for issuance of letters of credit relating to purchase of raw materials and production equipments, letters of guarantee or short-term bank borrowings. Upon maturity of the letters of credit, letters of guarantee and repayment of short-term bank borrowings, the deposits are released by the bank and become available for general use by the Group. Pledged bank deposits are reported within cash flows from operating, investing and financing activities in the consolidated statements of cash flows with reference to the purpose of making the pledge. Pledged bank deposits, which matures twelve months after the balance sheet date are classified as non-current assets in the consolidated balance sheets.

(g)	Trade accounts receivable

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash from operating activities in the consolidated statements of cash flows. An allowance for doubtful accounts is provided based on the management’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. Management assesses the recoverability of accounts receivable by analyzing specific customer accounts that have known or potential recoverability issues. An allowance for doubtful accounts of US$ nil, US$ nil and US$4,551 was recorded in the Group’s consolidated statements of operations for the years ended December 31, 2007, 2008 and 2009. The Group does not have any off-balance-sheet credit exposure related to its customers.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(h)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method. Inventories expected to be utilized for production and sold after twelve months are classified as non-current assets.

(i)	Property, plant and equipment, net

Property, plant and equipment are stated at cost. Equipment under capital leases are initially stated at the present value of minimum lease payments. Ordinary maintenance and repairs are charged to expense as incurred, and replacements and betterments are capitalized.

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

(l)	Investments in an associate and a jointly-controlled entity

Investments in entities where the Group does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee, are accounted for using the equity method of accounting. Jointly-controlled entities are those in which the control is held jointly by the Company and one or more partners. Investments in jointly-controlled entities are recognized under the equity method from the date the joint control is acquired. Under the equity method of accounting, the Group’s share of the investee’s results of operations is included in other income (expense) in the Group’s consolidated statements of operations.

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

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(n)	Fair value measurement

On January 1, 2008, the Company adopted the provisions of FASB Statement No. 157, Fair Value Measurements, included in ASC Topic 820, Fair Value Measurements and Disclosures, for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a framework for measuring fair value and expands disclosures about fair value measurements (See note (28)).

On January 1, 2009, the Company adopted the provisions of ASC Topic 820 to fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis.

The Group did not have any nonfinancial assets and liabilities that are measured at fair value on a nonrecurring basis as of December 31, 2008 and 2009.

(o)	Derivative financial instruments

The Group enters into derivative financial instruments such as foreign exchange forward contracts and interest rate swap contract. The Group accounts for derivatives in accordance with ASC 815, Derivative and Hedging, as amended, which requires entities to recognizes all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. Changes in the fair value are recognized in earnings.

(p)	Revenue recognition

Sales represent the invoiced value of products sold and services rendered, net of value added taxes (VAT). The Group recognizes revenue from the sale of silicon wafers, modules and other materials when the products are delivered and title transfers, the risks and rewards of ownership have been transferred to the customer, the fee is fixed or determinable and collection of the related receivable is reasonably assured. For sales in the PRC, the majority of the Group’s contracts provide that products are considered delivered when they reach customer’s destination and are signed-for by the customer. For export sales, products are considered delivered when the goods have passed over the ship’s rail at the named port of shipment. The customer bears all costs and risks of loss or damage to the goods from that point.

Generally, no warranty is provided for the wafers sold to customers except pursuant to a short period ranging from 7 to 15 days for sales return. Wafer products are standard and the Group conducts rigorous quality control and testing procedures to ensure that the finished wafers meet the standard quality requirements before the product is shipped. Management estimates the amount of sales returns and the cost of replacement products based on historical return information, as management believes they are the primary indicator of possible future returns.

The Group recognizes revenue for processing services when the services are completed, which is generally evidenced by delivery of processed products to the customers.

The Group recognizes revenue from fixed price construction contracts under ASC Subtopic 605-35, “Construction-Type and Production-Type contracts”, using the percentage-of-completion method of accounting. Under this method, PV projects revenue arising from fixed price construction contracts is recognized as work is performed based on the percentage of incurred costs to estimated total forecasted costs utilizing the most recent estimates of forecasted costs.

In the PRC, VAT of 17% on invoice amount is collected in respect of the sales of goods on behalf of tax authorities. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability in the consolidated balance sheets until it is paid to the authorities.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

(r)	Warranty cost

The Group provides warranties for the modules for up to 25 years after sales have taken place. Due to limited warranty claim history, the Group estimates warranty costs based on an assessment for its competitors’ history while incorporating estimates of failure rates through its quality review. Consequently, the Group accrues the equivalent of 1% of gross revenues as a warranty liability to accrue the estimated cost of its warranty obligations. Actual warranty costs incurred for warranty claims by customers are recorded in and charged against the accrued warranty liability. To the extent that actual warranty costs differs from the estimates, the Group will prospectively revise its accrual rate. The Group commenced module sales in year 2009 and accrued warranty cost of US$ nil, US$ nil and US$752 in the Group’s consolidated statements of operations for the years ended December 31, 2007, 2008 and 2009, respectively. No warranty claims was received from the customers for the year ended December 31, 2009.

(s)	Shipping and handling

Costs to ship products to customers are included in selling expenses in the consolidated statements of operations. Amounts billed to customers, if any, to cover shipping and handling are included in net sales. Cost to ship products to customers were US$266, US$1,644 and US$1,340 for the years ended December 31, 2007, 2008 and 2009, respectively.

(t)	Research and development costs

Research and development (“R&D”) costs are expensed as incurred.

(u)	Advertising expenses

Advertising expenses are charged to the consolidated statements of operations in the period incurred and are included in selling expenses. The Group incurred advertising expenses of US$516, US$1,196 and US$1,804 for the years ended December 31, 2007, 2008 and 2009, respectively.

(v)	Government subsidy

Government subsidies are recognized when received and when all the conditions for their receipt have been met. Subsidies that compensate the Group for expenses incurred are recognized as a reduction of expenses in the consolidated statements of operations. Subsidies that are not associated with expenses incurred or to be incurred are recognized as other income. Subsidies for the acquisition of equipment are recorded as a liability until earned and then offset against the related capital assets. Subsidies for obtaining the rights to use land are recorded as a liability until earned and then amortized over the land use right periods as a reduction of the amortization charges of the related land use rights.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Group received government subsidy of US$7,061, US$28,734 and US$103,572 for the years ended December 31, 2007, 2008 and 2009, respectively, and recognized the subsidies as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2008	2009

Reduction to cost of goods sold	3,084	4,698	4,776
Other income	3,461	19,665	26,927
Reduction to acquisition cost of the equipment	516	2,896	4,673
Deferred revenue	—	1,475	67,196

Total	7,061	28,734	103,572

During the year ended December 31, 2009, amortization of deferred revenue amounted to US$813, which are recognized as a reduction of the amortization charges of the related land use rights.

(w)	Income taxes

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

Effective January 1, 2007, the Group adopted FIN 48 “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” which is currently codified under ASC subtopic 740-10-25. Management determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, management presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. In addition, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to be recognized in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. The Group records interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations.

(x)	Share-based compensation

The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the cost over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period.

The Group accounts for equity instrument issued to non-employee vendors in accordance with the provisions of FASB ASC subtopic 505-50, “Equity-Based Payments to Non-Employees”, or ASC Subtopic 505-50. All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. The measurement date of the fair value of the equity instrument issued is the date on which the counterparty’s performance is completed.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(y)	Embedded beneficial conversion of convertible instruments

In accordance with the provisions of ASC Subtopic 470-20, “Debt with Conversion and Other Options”, or ASC Subtopic 470-20, the Group recognizes and measures the embedded beneficial conversion feature of convertible instruments by allocating a portion of the proceeds from the convertible instruments equal to the intrinsic value of that feature to additional paid-in capital. The intrinsic value of the embedded beneficial conversion feature is calculated at the commitment date as the difference between the effective conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible. Any recorded discount resulting from the allocation of proceeds to the beneficial conversion feature is recognized as interest expense for convertible instruments in the form of debt or as a deemed dividend for redeemable convertible preferred shares over the period from its date of issuance to its stated mandatory redemption date or to its earliest conversion date if the convertible instruments do not have a stated redemption date. Unamortized discount remaining at the date when the convertible instruments are converted into their respective underlying securities are immediately recognized as interest expense or as a deemed dividend, as appropriate. Changes to the conversion terms that would be triggered by future events not controlled by the Group are accounted for as contingent conversion options, and the intrinsic value of the such contingent conversion options will not be recognized until and unless the triggering event occurs.

(z)	Employee benefit plans

As stipulated by the regulations of the PRC, the Group’s PRC subsidiaries participate in various defined contribution plans organized by municipal and provincial governments for its employees. These companies are required to make contributions to these plans at a rate of 29% on a standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group’s employees. Under these plans, certain pension, medical and other welfare benefits are provided to the employees. The Group has no other material obligations for the payment of employee benefits associated with these plans beyond the annual contributions described above. Employee benefits associated with these plans are expensed when incurred. The total amounts for such employee benefits were US$614, US$2,355 and US$4,097 for the years ended December 31, 2007, 2008 and 2009 respectively.

(aa)	Earnings (loss) per share

Basic earnings (loss) per ordinary share is computed by dividing net income (loss) attributable to LDK Solar Co., Ltd. shareholders by the weighted average number of ordinary shares outstanding during the year using the two-class method. Under the two-class method, net income (loss) is allocated between ordinary shares and other participating securities based on dividends declared (or accumulated) and participating rights in undistributed earnings. The Company’s Series A, Series B and Series C redeemable convertible preferred shares (Note 20) are participating securities since the holders of these securities may participate in dividends with ordinary shareholder(s) based on a pre-determined formula.

Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to LDK Solar Co., Ltd. shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the year. Ordinary share equivalents consist of the ordinary shares issuable upon the conversion of the convertible preferred shares and convertible senior notes (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Potential dilutive securities are not included in the calculation of dilutive earnings per share if the effect is anti-dilutive.

(ab)	Segment reporting

Before 2009, the Group’s only operating segment is the wafer productions in the PRC. The chief operating decision maker regularly reviewed the financial statements of the Group’s sole operating subsidiary prepared under

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

general accepted accounting principles in the PRC (“PRC GAAP”). With the Group’s expansion into downstream business and commencement of operations of Hong Kong and European companies in 2009, the Group determined that it operates in a single business segment that includes the design, development and manufacture of PV products for the year ended December 31, 2009 because the Group’s chief operating decision maker regularly reviews consolidated results of the whole group prepared under US GAAP when making decisions about allocating resources and assessing performance of the Group. As a result, the Group operates in a single segment and total segment revenue, income and assets equals the consolidated revenue, income before income taxes and assets. Therefore, segment information is no longer presented.

(ac)	Start-up costs

All costs in connection with start-up activities, including preproduction costs associated with new manufacturing facilities are expensed as incurred. Preproduction costs including the design, formulation and testing of new products or process alternatives are included in research and development expenses. Preproduction costs including facility and employee costs incurred in connection with new manufacturing plants are included in general and administrative expenses. As of December 31, 2009, LDK Solar Hi-tech (Nanchang) Co., Ltd. (“LDKNC”) and LDK Solar Power Engineering (Yangcheng) Co., Ltd. (“LSPT YC”) were in engaged in start up activities.

(ad)	Recently adopted accounting standards

On January 1, 2009, the Group adopted the ASC Subtopic 470-20, “Debt with Conversion and Other Options”, or ASC Subtopic 470-20, which specifies the accounting for convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement), and applied its provisions retrospectively to all periods presented as required by ASC Subtopic 470-20. ASC Subtopic 470-20 required the Company to separately account for the liability and equity components of the Company’s 4.75% convertible senior notes issued in April 2008 in a manner that result in recording interest expense using the Company’s nonconvertible debt borrowing rate for such debt. The associated discount is amortized using the effective interest rate method over 3 years from the date of the debt issuance. The following table summarizes the impact of the retrospective application of the ASC Subtopic 470-20 in the Group’s financial statements for the year ended December 31, 2008:

Consolidated Balance Sheets:

	At December 31, 2008
	As Previously
	Reported	Adjustments	As Adjusted

Debt issuance costs, net	8,764	(356)	8,408
Total assets	3,373,728	(356)	3,373,372
Convertible senior notes	400,000	(14,315)	385,685
Total liabilities	2,597,820	(14,315)	2,583,505
Additional paid-in capital	446,327	17,774	464,101
Retained earnings	205,280	(3,815)	201,465
Total equity	775,908	13,959	789,867
Total liabilities and equity	3,373,728	(356)	3,373,372

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Consolidated Statement of Operations:

	Year Ended December 31, 2008
	As Previously
	Reported	Adjustments	As Adjusted

Interest expense and amortization of convertible senior notes issuance costs and debt discount	(34,347)	(3,815)	(38,162)
Earnings before income tax	75,362	(3,815)	71,547
Net income	70,223	(3,815)	66,408
Net income attributable to LDK Solar Co., Ltd. shareholders	70,223	(3,815)	66,408
Basic earnings per ordinary share	0.67	(0.04)	0.63
Diluted earnings per ordinary share	0.64	(0.03)	0.61

Consolidated Statement of Equity and Comprehensive Income:

	Year Ended December 31, 2008
	As Previously
	Reported	Adjustments	As Adjusted

Net income	70,223	(3,815)	66,408
Total comprehensive income	122,056	(3,815)	118,241
Additional paid-in capital	446,327	17,774	464,101
Total equity	775,908	13,959	789,867
Retained earnings	205,280	(3,815)	201,465

Consolidated Statement of Cash Flow:

	Year Ended December 31, 2008
	As Previously
	Reported	Adjustments	As Adjusted

Cash flow from operating activities:
Net income	70,223	(3,815)	66,408
Amortization of convertible senior notes issuance costs and debt discount	2,493	3,815	6,308

On January 1, 2009, the Group adopted ASC Topic 810-10, “Consolidation” This standard establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary and defines a noncontrolling interest, previously called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to a parent. ASC Subtopic 810-10 requires, among other items, that a noncontrolling interest be included in the consolidated statement of financial position within equity separate from the parent’s equity; consolidated net income to be reported at amounts inclusive of both the parent’s and noncontrolling interest’s shares and, separately, the amounts of consolidated net income attributable to the parent and noncontrolling interest on the consolidated statement of operations; and if a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be measured at fair value and a gain or loss be recognized in net income based on such fair value. Changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions (investments by owners and distributions to owners acting in their capacity as owners). Therefore, no gain or loss shall be recognized in consolidated net income or comprehensive income (changes in net assets). The carrying amount of the noncontrolling interest shall be adjusted to reflect the change in its ownership interest in the subsidiary. Any difference between the fair value of the consideration received or paid and the amount by which the noncontrolling interest adjusted shall be recognized in equity (net assets) attributable to the parent. The Group accounted for the disposal of partial ownership in a subsidiary in accordance with ASC Subtopic 810-10 (See Note 9 (a)).

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On January 1, 2009, the Group adopted FASB ASC Topic 805, Business Combinations, or ASC 805. ASC 805 requires an acquirer to recognize the assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. ASC 805 also requires the capitalization of research and development assets acquired in a business combination at their acquisition date fair values, separately from goodwill. In addition, ASC 805 requires that any post-acquisition adjustments to deferred tax asset valuation allowances and liabilities related to uncertain tax positions be recognized in current period income tax expense. ASC 805 was effective for the Company beginning January 1, 2009. The Company accounted for the acquisition of Solar Green Technology Spa in accordance with ASC 805 (See Note 9(b)) and will account for future business combinations in accordance with its provisions.

(3)	INVENTORIES

	December 31,	December 31,
	2008	2009

Inventories consist of the following:
Raw materials	343,439	205,517
Work in progress	148,948	77,589
Supplies	52,760	76,552
Finished goods	71,754	83,482

	616,901	443,140

Inventories:
— Current	616,901	432,193
— Non-current	—	10,947

The Group had US$7,150 and US$12,261 of raw materials and work in progress consigned to third parties as of December 31, 2008 and 2009, respectively.

Raw materials consist of a variety of polysilicon materials, including solar-grade virgin polysilicon, recyclable polysilicon materials, silicon powder and trichlorosilane.

Write-downs of raw materials, work in progress and finished goods inventories were US$4,170, US$311,999 and US$180,213 during the years ended December 31, 2007, 2008 and 2009, respectively, which are included in cost of goods sold.

(4)	PREPAYMENTS TO SUPPLIERS, NET

In order to secure a stable supply of silicon materials, the Group makes prepayments to certain suppliers. Prepayments of which the Group expects to take delivery of the inventory after the next twelve months are classified as non-current assets in the Group’s consolidated balance sheets as at year end dates. Prepayments to suppliers are reclassified to inventories when the Group applies the prepayment to related purchases of silicon materials. Such non-cash reclassifications from prepayment to inventories, which were included in the “Changes in operating assets and liabilities” in the Group’s consolidated statements of cash flows, amounted to US$570,878, US$1,531,693 and US$579,233 for the years ended December 31, 2007, 2008 and 2009, respectively.

The Group monitors suppliers to ensure the timely delivery of goods in accordance with agreed schedule. Management assesses the recoverability of prepayments by analyzing specific supplier accounts that have known or potential settlement or recoverability issues. A provision for doubtful recoveries of US$ nil, US$20,582 and US$17,874 for prepayments to suppliers included under current assets was recognized for the years ended December 31, 2007, 2008 and 2009, respectively, which is included in general and administrative expenses. No write-downs charged against the allowance or recoveries of amounts previous charged off during the years ended December 31, 2008 and 2009.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(5)	OTHER CURRENT ASSETS

	December 31,	December 31,
	2008	2009

Receivable from the Group’s executives and employees	42,021	41,820
VAT recoverable	20,266	83,981
Others	5,836	24,896

	68,123	150,697

During the years ended December 31, 2007 and 2008, certain of the Group’s executives and employees exercised share options which vested in 2007 and 2008. Pursuant to the PRC tax regulations, the income derived from the exercise of the share options is subject to individual income tax, which should be withheld by the Group from these executives and employees for payment to the PRC tax authorities. As of December 31, 2008 and 2009, the Group had an outstanding receivable from these executives and employees and payable to the PRC tax authorities of US$42,021 and US$41,820 respectively in relation to the individual income tax liabilities arising from the exercise of share options by these executives and employees, which are included in other current assets and other payables, respectively.

(6)	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,	December 31,
	2008	2009

Buildings	83,864	511,831
Plant and machinery	623,585	1,228,855
Furniture, fixtures and office equipment	9,614	11,995
Motor vehicles	4,888	5,392

	721,951	1,758,073
Less: accumulated depreciation	(53,072)	(120,843)
Less: provision for impairment	—	(1,999)
Construction in progress	1,028,324	973,494

	1,697,203	2,608,725

Depreciation expense was US$13,399, US$34,697 and US$66,785, for the years ended December 31, 2007, 2008 and 2009, respectively.

Construction in progress as of December 31, 2009 includes US$244,375 (2008: US$160,771) of furnaces, wire saws and other equipment that has been received but is pending installation. The installation of these machines and equipments is normally completed within one to three months after they are received by the Group.

The Group recognized an impairment loss of US$1,999 during the year ended December 31, 2009. Management determined that the ability to recover the carrying value of certain machines was impaired because they were no longer used due to poor physical condition, and which management believed cannot be sold. No impairment losses on property, plant and equipment was recognized during the years ended December 31, 2007 or 2008.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(7)	INTANGIBLE ASSETS, NET

	December 31, 2008			December 31, 2009
	Gross		Net	Gross		Net
	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
	Amount	Amortization	Amount	Amount	Amortization	Amount

Technical know-how	1,420	(383)	1,037	1,543	(525)	1,018
Order backlog	—	—	—	398	(398)	—

Total	1,420	(383)	1,037	1,941	(923)	1,018

Technical know-how was acquired by JXLDK from equipment manufacturers for operation of the equipment. Order backlog was acquired in the business combination as disclosed in Note (9)(b).

Amortization expense of the above technical know-how and acquired order backlog was US$139, US$130 and US$540 for the years ended December 31, 2007, 2008 and 2009 respectively. For each of the next five years, annual amortization expense of the technical know-how is expected to be US$156.

(8)	LAND USE RIGHTS

Land use rights represent fees paid to the government and a company controlled by Mr. Peng to obtain the rights to use certain land over periods ranging from 49.5 to 50 years in the PRC.

(9)	ACQUISITION AND PARTIAL DISPOSAL OF A SUBSIDIARY

(a)	Partial disposal of ownership in LDKPV

In November 2009, the Group sold a 15% equity interest in LDKPV to a PRC local company for a cash consideration of RMB 1,500,000 (US$219,651) and incurred direct incremental cost of US$3,237 for the disposal. As the Group still retains a controlling equity interest in LDKPV, the disposal was accounted for as an equity transaction in the Group’s consolidated financial statements. The difference between the net proceeds received of US$216,414 net of related income tax paid of US$22,425 and noncontrolling interests recognized upon disposal of US$36,972 was recognized in equity attributable to the Company.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Acquisition of Solar Green Technology Spa (“SGT”)

On July 10, 2009, the Company, through its wholly-owned subsidiary, acquired 70% of the equity interest of SGT. The results of SGT’s operations have been included in the consolidated financial statements since that date. SGT serves as an EPC contractor (Engineering, Procurement and Construction) of solar power projects in Italy. The acquisition was accounted for as a business combination. The following table summarizes the acquisition-date fair value of the consideration and the amounts of the assets acquired and liabilities assumed recognized at the acquisition date, as well as the fair value at the acquisition date of the noncontrolling interest in SGT.

As of July 10, 2009
Cash	584
Contingent consideration arrangement (Note a)	—
Fair value of total consideration transferred	584
Assets acquired and liabilities assumed
Cash and cash equivalents	80
Accounts receivables	314
Prepayments to suppliers	59
Other receivables	28
Inventories	270
Property, plant and equipment	90
Identifiable intangible assets (Note b)	398
Short-term bank borrowings	(300)
Trade accounts payable	(465)
Accrued expenses and other payables	(119)
Total identifiable net assets	355
Noncontrolling interest in SGT (Note c)	(254)
Goodwill (Note d)	483

(a)	The contingent consideration arrangement requires the Group to pay the former owner of Euro 15 for each MW up to a maximum total of 13.3 MW if the authorizations necessary to build certain projects are obtained by June 30, 2010. The fair value of contingent consideration is estimated using a probability-weighted discounted cash flow model and determined to be zero as of the date of acquisition. As of December 31, 2009, there were no significant changes in the range of outcomes for the contingent consideration arrangement as assessed by the Group’s management. Accordingly, the fair value of the contingent consideration arrangement remained as zero as of December 31, 2009.

(b)	The acquired identifiable intangible asset relates to one outstanding contract for power plant construction.

(c)	The fair value of 30% noncontrolling interest in SGT is estimated to be US$254. The fair value of the noncontrolling interest was estimated using income approach. As SGT is a private company, the fair value measurement is based on significant inputs that are not observable in the market and thus represents a Level 3 measurement as defined in ASC Sub-topic 820-10. The fair value estimates are based on (a) financial projection of SGT, (b) a discount rate at 21.7% derived from beta of comparable companies in the same industry as SGT and adjusted due to the lack of marketability and size difference between SGT and comparable companies in the same industry as SGT, (c) a terminal value based Gordon Growth Model with long-term sustainable growth rate at 2%.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d)	The goodwill of US$483 arising from the acquisition is primarily attributable to expected synergy benefits including: (1) the potential geographic expansion for the Group’s operation particular in Italy, (2) the immediate access to technical support in terms of realization and control of PV turnkey plant to the Group. The acquired goodwill is not tax deductible.

This acquisition was not material to our consolidated results of operations. Consequently, pro-forma financial information has been omitted.

(10)	INVESTMENT IN AN ASSOCIATE AND A JOINTLY CONTROLLED ENTITY

On January 2, 2008, the Group acquired a 33.5% equity interest in Jiangxi Sinoma New Material Co., Ltd. (“Sinoma”), a crucible manufacturer based in the PRC, from an unrelated party. As the Group does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of Sinoma, the investment in Sinoma is accounted for using the equity method of accounting. The Group’s equity in net income (loss) of Sinoma amounted to US$685 and US$(57) for the years ended December 31, 2008 and 2009, respectively.

In March 2009, the Group entered into a joint venture agreement with Q-cells SE to form a jointly-owned company named LQ Energy GmbH (“LQ Energy”), which is engaged in the investment on solar projects. Pursuant to the joint venture agreement, LDK Europe has contributed a capital investment of Euro 51,000 (equivalent to US$74,460) in cash, which represented 51% of the share capital of LQ Energy. LQ Energy is managed by 5 directors, 3 of which are nominated by LDK Europe. The Group accounts for its investment in LQ Energy using the equity method because management believes the minority shareholder has significant participating rights in determining certain financial and operating decisions of LQ Energy that are made in the ordinary course of business. Such participating rights include but not limited to the selection of solar projects. Under the equity method of accounting, the Group’s share of LQ Energy’s results of operations is included in other income (expense) in the Group’s consolidated statements of operations. The Group’s equity in net loss of LQ Energy amounted to US$3,286 for the year ended December 31, 2009. In December 2009, the Group received capital repayment of Euro 16,371 (equivalent to US$24,867) from LQ Energy and recorded it as reduction of the Group’s investment in the joint venture.

(11)	BANK AND OTHER BORROWINGS

(a)	Current

	December 31,	December 31,
	2008	2009

Bank borrowings — secured	320,767	429,591
Bank borrowings — unsecured	319,060	495,762
Current installments of long-term bank borrowings (Note(b))	26,373	55,006

	666,200	980,359

The short-term bank borrowings outstanding as of December 31, 2009 carry a weighted average interest rate of 4.368% (2008: 6.376%) and have maturity terms ranging from two to twelve months and interest rates ranging from 1.044% to 5.310% (2008: 2.298% to 7.504%). Certain of these outstanding borrowings totaling US$78,352 (2008: US$82,667) borrowed by JXLDK from Bank of China contain interest rate adjustment provisions. If JXLDK’s debt to asset ratio exceeds 65% calculated based on its financial statements prepared under PRC GAAP, the relevant bank would increase the interest rate currently charged on those bank borrowings by 5%. On the other hand, if JXLDK’s debt to asset ratio is maintained at less than 40%, the interest rate currently charged on those bank borrowings will be reduced by 5%. As of December 31, 2009, JXLDK’s debt to asset ratio was 69%. JXLDK has

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

received waivers letter dated April 26, 2010 from the relevant bank that these interest rate adjustment provisions will not apply to these outstanding borrowings in the year of 2009.

Included in short term bank borrowings at December 31, 2009 is US$112,768 payable to Agricultural Bank of China. These borrowings together with long term borrowings obtained from the same banker (Note (b) below) are secured by JXLDK’s inventories with carrying amount of US$247,478 as of December 31, 2009, and is guaranteed by the Company’s shareholder, Mr. Peng. The rest of the Group’s short term borrowings of US$316,823 are secured by certain of JXLDK’s buildings, land use rights, plant and machinery, pledged bank deposits and inventories with the carrying amounts of US$52,512, US$76,141, US$189,916, US$3,922 and US$21,991, as of December 31, 2009 respectively, and among which US$190,387 are also guaranteed by two of the Company’s shareholders, Mr. Peng and Ms. Zhou Shan (“Ms. Zhou”).

As of December 31, 2009, the Group has total revolving credit of US$1,956,180 (2008: US$507,280) and unused credit of US$526,205 (2008: US$106,584).

(b)	Long-term

	December 31,	December 31,
	2008	2009

Secured loan from China Construction Bank	6,145	63,267
Secured loan from China Development Bank	75,000	65,000
Secured loan from Bank of China	4,375	14,645
Secured loan from Agricultural Bank of China	29,264	29,290
Secured loan from Bank of Communications	—	29,290
Unsecured loan from China Merchant Bank	—	43,937
Unsecured loan from Rural Credit Cooperatives Bank	—	14,645
Unsecured loan from China Minsheng Banking Corp. Ltd.	—	891
Unsecured loan from Huarong International Trusts Co., Ltd.	—	73,226
Unsecured loan from China Construction Bank	36,579	84,942
Unsecured loan from Bank of China	29,262	29,290
Unsecured loan from the committee of local development district	—	14,645

	180,625	463,068
Less: current installments	(26,373)	(55,006)

	154,252	408,062

In December 2006, JXLDK borrowed US$25,000 from China Development Bank, of which US$15,000 was repaid in 3 equal annual installments of US$5,000 in December 2007, 2008 and 2009, and US$10,000 is repayable in 2 equal annual installments of US$5,000 through December of 2011. The loan carries a variable interest rate that is repriced daily with reference to the prevailing six-month US Libor rate. The effective interest rate of the loan was 1.930% as of December 31, 2009. Interest is payable semi-annually. The loan is secured by JXLDK’s plant and machinery and land use rights with carrying amount of US$43,645 and US$3,686 as of December 31, 2009, respectively, and is guaranteed by two of the Company’s shareholders, Mr. Peng and Ms. Zhou.

In April 2008, JXLDK borrowed US$60,000 from China Development Bank, of which US$5,000 was repaid in April 2009, and US$55,000 is repayable in 4 installments of US$10,000 in 2010, US$10,000 in 2011, US$15,000 in 2012 and US$20,000 in 2013. The loan carries a variable interest rate that is repriced daily with reference to the prevailing six-month US Libor rate. The effective interest rate of the loan was 3.430% as of December 31, 2009. Interest is payable semi-annually. The loan is secured by JXLDK’s plant and machinery with an aggregate carrying

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amount of US$97,527 as at December 31, 2009, and is guaranteed by two of the Company’s shareholders, Mr. Peng and Ms. Zhou.

In March and April 2008, JXLDK borrowed RMB 160,000 (US$23,432) and RMB 40,000 (US$5,858) respectively from Agricultural Bank of China. The loans are repayable in 2011. The loans carry a variable interest rate that is repriced annually with reference to the prevailing base lending rate pronounced by People’s Bank of China (“PBOC”). The effective interest rate of the loan was 5.400% as of December 31, 2009. Interest is payable quarterly. The loans are secured by JXLDK’s inventories with an aggregate carrying amount of US$51,026 as at December 31, 2009, and is guaranteed by the Company’s shareholder, Mr. Peng.

In July 2008, LDKPV borrowed RMB 250,000 (US$36,613) from China Construction Bank, of which RMB 40,000 (US$5,858) was repaid in July 2009, and RMB 210,000 (US$30,755) is repayable in installments of RMB 70,000 (US$10,252) in 2010, RMB 100,000 (US$14,645) in 2011 and RMB 40,000 (US$5,858) in 2012. The loan carries a variable interest rate that is repriced annually with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 5.760% as of December 31, 2009. Interest is payable monthly. The loan is secured by JXLDK’s machinery and LDKPV’s land use rights with carrying amount of US$74,940 and US$20,340 as at December 31, 2009.

In August 2008, JXLDK borrowed RMB 200,000 (US$29,290) from Bank of China, which was repaid in February 2010. The loan is unsecured and carries a fixed interest rate at 7.560%, which is subject to the same interest rate adjustment provision as described in Note 11(a). Interest is payable quarterly. As of December 31, 2009, JXLDK’s debt to asset ratio was 69%. JXLDK has received waivers letter dated April 26, 2010 from the relevant bank that these interest rate adjustment provisions will not apply to these outstanding borrowings in the year of 2009.

In March 2009, JXLDK borrowed RMB 100,000 (US$14,645) from Rural Credit Cooperatives Bank, which is repayable in March 2011. The loan is unsecured and carries a variable interest rate that is repriced annually with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 5.400% as of December 31, 2009. Interest is payable monthly.

In April 2009, JXLDK borrowed RMB 300,000 (US$43,937) from China Merchant Bank. The loan is repayable in 2 equal installments of RMB 150,000 (US$21,968) in December 2011 and April 2012 respectively. The loan is unsecured and carries a variable interest rate that is repriced annually with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 5.400% as of December 31, 2009. Interest is payable quarterly.

In June 2009, JXLDK borrowed RMB 7,160 (US$1,049) from China Minsheng Banking Corp. Ltd., of which RMB 1,074 (US$158) was repaid before December 31, 2009 and RMB 6,086 (US$891) is repayable through a number of installments starting from March 2010 to March 2012. The loan is unsecured and carries a fixed interest rate of 5.271% as of December 31, 2009. Interest is payable when each installment falls due.

In June 2009, JXLDK borrowed RMB 500,000 (US$73,226) from Huarong International Trust Co., Ltd., which is repayable in June 2012. The loan is unsecured and carries a variable interest rate that is repriced annually with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 8.000% as of December 31, 2009. Interest is payable quarterly.

In August 2009, JXLDK borrowed RMB 222,000 (US$32,512) from China Construction Bank, which is repayable in August 2011. The loan carries a variable interest rate that is repriced annually with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 5.400% as of December 31, 2009. Interest is payable monthly. The loans are secured by JXLDK’s equipment with an aggregate carrying amount of US$38,454 as at December 31, 2009.

In September 2009, JXLDK borrowed RMB 200,000 (US$29,290) from China Construction Bank, which is repayable in September 2011. The loan is unsecured and carries a variable interest rate that is repriced annually with

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 5.400% as of December 31, 2009. Interest is payable monthly.

In October 2009, JXLDK borrowed RMB 380,000 (US$55,652) from China Construction Bank, which is repayable in October 2011. The loan is unsecured and carries a variable interest rate that is repriced annually with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 5.400% as of December 31, 2009. Interest is payable monthly.

In October 2009, JXLDK borrowed RMB 100,000 (US$14,645) from the committee of local development district, which is repayable in October 2011. The loan is unsecured and carries a variable interest rate that is repriced annually with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 5.400% as of December 31, 2009. Interest is payable when the loan falls done.

In October 2009, JXLDK borrowed RMB 200,000 (US$29,290) from Bank of Communications, which is repayable in October 2011. The loan carries a variable interest rate that is repriced annually with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 5.400% as of December 31, 2009. Interest is payable monthly. The loan is secured by JXLDK’s building, plant and machinery and land use rights with carrying amount of US$5 ,952, US$82,264 and US$2,920 as of December 31, 2009, respectively.

In December 2009, JXLDK borrowed RMB 100,000 (US$14,645) from Bank of China. The loan is repayable in 2 equal installments of RMB 50,000 (US$7,323) in December 2011 and 2012 respectively. The loan carries a fixed interest with interest rate of 5.670% as of December 31, 2009. Interest is payable quarterly. The loan is secured by JXLDK’s building and land use rights with carrying amount of US$2,646 and US$5,498 as of December 31, 2009, respectively.

Future principal repayments on the long-term bank borrowing are as follows:

2010	55,006
2011	264,648
2012	123,414
2013	20,000

463,068

(12)	ADVANCE PAYMENTS FROM CUSTOMERS

The Group requires certain customers to make prepayments before delivery has occurred. Such prepayments are recorded as advances from customers in the Group’s consolidated financial statements, until delivery has occurred. Advances from customers of which the deliveries of goods are expected to occur after twelve months are classified as non-current liabilities in the Group’s consolidated balance sheets as at year end dates. Advance from customers are reclassified to other payables when the related wafer supply contracts or orders are cancelled, early terminated, expired or in dispute and it is probably that the Group is required to refund the advance payment balances to the customers.

(a) Contracts with a German customer

The Group signed a long-term solar wafer supply agreement (“Supply Agreement”) with a German customer in December 2007, pursuant to which the German customer made a prepayment of US$244,500. The prepayment was scheduled to be credited towards the German customer purchases from the Group each year from 2009 to 2015 at a predetermined percentage. As of December 31, 2008, US$7,335 and US$237,165 were recorded as current and non-current advance payment liabilities to the German customer respectively in accordance with the deduction schedule stipulated in the Supply Agreement.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In August 2009, the Group was informed by the German customer of its claim of unilateral termination of the Supply Agreement with immediate effect and its request to draw the outstanding prepayment of US$244,085 against a bank guarantee. Management, together with the Group’s legal counsel reviewed the Supply Agreement terms and all the written communications with the German customer, and concluded that the German customer lacked the legal and contractual ground to unilaterally terminate the Supply Agreement.

On 4 December 2009, the Group and the German customer reached an amendment agreement (“Amendment Agreement”). Pursuant to the Amendment Agreement, the Group has agreed to cease any pending proceedings or claims against the German customer and the German customer has agreed not to withdraw the prepayment.

However, in any instance of valid termination of the Amendment Agreement and Supply Agreement, the Group shall pay back the outstanding prepayment to the German customer within 90 days after the written termination notice. Also, beginning on April 1, 2011, the German customer has the right to terminate the Supply Agreement and Amendment Agreement with 12 months prior written notice without cause. Upon receiving such written notice from the German customer, the Group is obliged to repay all the outstanding prepayments within 12 months period.

In respect of the outstanding balance at the date of the Amendment Agreement, the Group reclassified the liability due to the German customer from advance payments from customers to short-term and long-term other payables in accordance with the repayment schedule as set out in the Amendment Agreement.

The non-cash reclassifications from advance payments from customers to other payables was not included in the “Changes in operating assets and liabilities” in the Group’s consolidated statements of cash flows because the Group considered that the payable to the German customer is of financing nature as a result of signing the Amended Agreement. Repayment made in accordance with the Amendment Agreement are included in the financing activities in the Group’s consolidated statements of cash flows.

(b) Contracts with other customers

In addition to the German customer mentioned in Note 12(a), several customers ceased to execute the wafer purchase contracts with the Group due to dispute over wafer price. The Group initiated either arbitrations or negotiation with these customers in an effort to resume the execution of contracts. However, no active response was received from these customers and certain customer had demanded termination of contract and repayment of advance wafer payments. As a result, the Group assessed that it is probable that advances received from customers of US$41,645 in total need to be paid back by the Group and accordingly, these advance payments are reclassified to other payables under current liabilities as of December 31, 2009.

(13)	ACCRUED EXPENSES AND OTHER PAYABLES

Components of accrued expenses and other payables are as follows:

	December 31,	December 31,
	2008	2009

Purchase of equipment	354,247	469,321
Purchase of land use rights	11,865	—
Withholding individual income tax payable(a)	42,021	41,820
Income tax payables	4,299	14,741
Accrued payroll and welfare	6,200	7,002
Other payable due to a customer — current-term portion (Note 12)	—	55,871
Other payable due to customers (Note 12)	—	41,645
Other accruals and payable	11,336	25,038

	429,968	655,438

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(a) Withholding individual income tax payable

As of December 31, 2008 and 2009, the Group had outstanding withholding individual income tax payable of US$42,021 and US$41,820 respectively, arising from the Group’s withholding tax obligation in relation to the income derived from the exercise of share options by certain of the Group’s executives and employees pursuant to PRC tax regulations (see Note 5).

In 2008, the Group obtained notices from the relevant PRC Tax Authority granting deferral of the payment of such withholding tax obligation until the Group’s executives and employees sell their shares, at which time the Group will withhold the tax and remit it on behalf of the employees. Due to the open nature of the payment timing, the Group has classified the payable as a current liability as of December 31, 2008 and 2009.

(14)	CAPITAL LEASE OBLIGATIONS

In December 2008 and 2009, the Group sold certain newly purchased equipment and equipment pending installation (collectively “Leased Assets”) with carrying amounts of US$69,728 and US$43,973 to a third-party (the “purchaser-lessor”) for cash consideration of US$63,155 and US$43,935, respectively, and simultaneously entered into a 3 year contract to lease back the Leased Assets from the purchaser-lessor. Pursuant to the terms of the contract, the Group is required to pay to the purchaser-lessor quarterly lease payments over 3 years and is entitled to a bargain purchase option at the end of the lease. The leases are classified as capital leases. In connection with this sale-leaseback transaction, the Group recognized a loss of approximately US$6,573 and US$38 during the year ended December 31, 2008 and 2009 respectively, which is being deferred and amortized in the consolidated statements of operations in proportion to the amortization of the leased assets.

The gross amount of plant and equipment and related accumulated amortization recorded under capital leases were as follows:

	December 31,	December 31,
	2008	2009

Plant and machinery	25,877	54,188
Less: accumulated amortization	(50)	(2,622)

	25,827	51,566
Construction-in-progress — equipment pending installation	37,278	52,961

	63,105	104,527

Amortization of assets held under capital leases is included with depreciation expense.

Future minimum lease payments under capital lease obligations as of December 31, 2009 are as follows:

Year ending December 31:
2010	37,265
2011	37,265
2012	15,951

Total minimum lease payments	90,481
Less: Amounts representing interest (at interest rate of 5.43 )%	(6,437)

Present value of minimum payments	84,044
Current portion	(33,380)

Non-current portion	50,664

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(15)	CONVERTIBLE SENIOR NOTES

On April 15, 2008, the Company sold an aggregate principal amount of US$400,000 4.75% Convertible Senior Notes due 2013 (the “Convertible Senior Notes”) to Morgan Stanley & Co International plc, UBS AG, J.P. Morgan Securities Inc., Needham & Company, LLC, Cowen and Company, LLC and Lazard Capital Markets LLC (the “Initial Purchasers”). The net proceeds from the offering, after deducting the offering expenses, were approximately US$388,743. The Convertible Senior Notes bear interest at a rate of 4.75% per annum, payable semi-annually in arrears on April 15 and October 15 of each year beginning on October 15, 2008. The Convertible Senior Notes mature on April 15, 2013 (“maturity date”).

The Convertible Senior Notes are convertible at any time prior to (and including) the third business day preceding the maturity date into the American Depositary Shares, or ADSs, based on an initial conversion rate of 25.4534 ADSs per US$1 principal amount of Convertible Senior Notes (which represents an initial conversion price of approximately US$39.29 per ADS), subject to adjustments as defined in the Convertible Senior Notes Agreement (the “Agreement”). In no event will the conversion rate for the notes exceed 31.8167 ADSs shares per US$1 principal amount.

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

Pursuant to the registration rights agreement dated April 15, 2008, the Company is required to file with the SEC a shelf registration statement that would cover the resale of the Convertible Senior Notes, the underlying ordinary shares and the underlying ADSs, cause the shelf registration statement to become effective and keep it continuously effective under the U.S. Securities Act within a specified period. If the Company fails to do so, the Company is required to pay additional interest while there is a continuing registration default at a rate per annum equal to 0.25% for the 90-day period beginning on (and including) the date of the registration default events, and thereafter at a rate per annum equal to 0.50%, of the aggregate principal amount of the applicable Convertible Senior Notes, payable semi-annually on April 15 and October 15 of each year, until the cessation of the registration default events. This additional interest would be required to be paid in cash. The maximum amount of additional interest expense the Company would incur would be approximately US$9 million through the maturity of the Convertible Senior Notes. The Company filed the required shelf registration statement and caused it to become

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

effective under the U.S. Securities Act on September 30, 2008. Management currently believes that it is not probable the Company will be required to incur any additional interest for failing to keep the shelf registration statement continuously effective within the period as specified in the registration rights agreement.

The convertible senior notes agreement does not contain any financial covenants or other significant restrictions.

The Company adopted ASC Subtopic 470-20 as of January 1, 2009 and retrospectively applied this change in accounting to all prior periods presented for which the Company had outstanding convertible notes that may be settled in cash upon conversion (including partial conversion), as required by the new standard. Under ASC Subtopic 470-20, the Company separated the 4.75% convertible senior notes into a liability component and an equity component. The carrying amount of the liability component was calculated by measuring the fair value of a similar liability (including any embedded features other than the conversion option) that does not have an associated equity component. The carrying amount of the equity component representing the embedded conversion option was determined by deducting the fair value of the liability component from the initial proceeds ascribed to the 4.75% convertible senior notes as a whole. The excess of the principal amount of the liability component over its carrying amount is amortized to interest expense over the expected life of a similar liability that does not have an associated equity component using the effective interest method. The equity component is not remeasured as long as it continues to meet the conditions for equity classification in ASC Subtopic 815-40, Accounting for Derivative Financial Instruments Indexed to and Potentially Settled in a Company’s own stock.

Issuance and transaction costs incurred at the time of the issuance of the 4.75% convertible senior notes with third parties are allocated to the liability and equity components in proportion to the allocation of proceeds and accounted for as debt issuance costs and equity issuance costs, respectively. The 4.75% convertible senior notes consisted of the following as of December 31, 2008 and 2009:

	December 31,	December 31,
	2008	2009
	(As adjusted)

Equity component(1)	17,774	17,774
Liability component:
Principal	400,000	400,000
Less: debt discount, net(2)	(14,315)	(8,358)

Net carrying amount	385,685	391,642

(1)	Included in the consolidated balance sheets within additional paid-in capital.

(2)	Included in the consolidated balance sheets within convertible senior notes and is amortized over the remaining life of the 4.75% convertible senior notes.

As of December 31, 2009, the remaining life of the 4.75% convertible senior notes was 1.29 years.

Debt issuance costs and debt discount are amortized as interest expense using the effective interest rate method through April 15, 2011, the earliest date the holders of the Convertible Senior Notes can demand payments.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table set forth total interest expense recognized related to the 4.75% convertible senior notes during the years ended December 31, 2008 and 2009, respectively:

	Year Ended	Year Ended
	December 31,	December 31,
	2008	2009
	(As adjusted)

Contractual interest expense	13,458	19,000
Amortization of debt issuance costs	2,493	3,499
Amortization of debt discount	3,815	5,957

Total interest expense	19,766	28,456

Effective interest rate of the liability component	7.64%	7.64%

(16)	INTEREST COSTS

The following is a summary of the Group’s interest costs incurred during years ended December 31, 2007, 2008 and 2009:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2008	2009
		(As adjusted)

Interest costs capitalized	173	14,305	48,169
Interest costs charged to income
— Interest on bank and other borrowings	9,926	23,736	35,494
— Interest on convertible senior notes and amortization of convertible senior notes issuance costs and debt discount	—	14,019	14,574
— Change of fair value of interest rate swap contract	(507)	407	—

Sub-total	9,419	38,162	50,068
Total interest costs	9,592	52,467	98,237

(17)	PREPAID FORWARD CONTRACTS

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

Until the Company satisfied certain conditions, including completing certain corporate actions and satisfying requirements of Cayman Islands law in relation to the repurchase of the Company’s shares, the prepaid forward contracts would be settled in cash on the final settlement date (or ealier in certain circumstances) with the Dealers delivering the Company an amount of cash equal to the product of (a) the ADS number of 6,345,450 and (b) the weighted average price of our ADSs over a number of days specified in the Prepaid Forward Contracts. Once those conditions are satisfied, the Prepaid Forward Contracts will, from the date when such conditions are satisfied, be settled in shares with the Dealers delivering the ADSs at their discretion, in full or in part, at any time prior to May 30, 2013. The Company’s management determined that the Company satisfied all those conditions on June 17, 2008.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Prepaid Forward Contracts were initially recognized as assets and measured at fair value as the contracts could only be settled in cash at the inception date. When the conditions for physically settlement in shares were met on June 17, 2008, the fair value of Prepaid Forward Contracts as at that date were reclassified as a reduction of additional paid-in capital in equity. The change in fair value of the Prepaid Forward Contracts of US$60,028 from the issuance date to June 17, 2008 was reported in the consolidated statements of operations for the year ended December 31, 2008.

Since the Prepaid Forward Contracts require physical settlement of a fixed number of ADSs at a fixed price per ADS at the time conditions for physical settlement are met, the shares to be repurchased pursuant to the Prepaid Forward Contracts are treated as retired from June 17, 2008 through December 31, 2009 for purposes of the Company’s basic and diluted earnings (loss) per share calculations during the years ended December 31, 2008 and 2009 respectively.

(18)	INCOME TAXES

The Company and its subsidiaries file separate income tax returns.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon any payment of dividends by the Company, no Cayman Islands withholding tax is imposed.

People’s Republic of China

Pursuant to the income tax law of the PRC concerning foreign investment and foreign enterprises (the “FEIT Law”), the applicable income tax rate through December 31, 2007 of JXLDK was 33%. Also, JXLDK is entitled to exemption from income tax for 2 years starting from the 2006 calendar year and is entitled to a 50% tax reduction for the succeeding 3 years (“2+3 holiday”) beginning from 2008. On March 16, 2007, the National People’s Congress of the PRC passed the Corporate Income Tax Law (the “CIT Law”) which became effective January 1, 2008 when the FEIT Law was ended. The CIT Law adopts a uniform tax rate of 25% for all enterprises, including foreign-invested enterprises. Pursuant to the detailed implementation rules of the CIT Law announced on December 26, 2007, JXLDK can continue to enjoy the 50% tax reduction for the years from 2008 to 2010. Accordingly, JXLDK is subject to a reduced income tax rate of 12.5% in the years from 2008 to 2010.

In December 2009, JXLDK was recognized by the Chinese government as a “High and New Technology Enterprise” under the new CIT Law and entitled to the preferential CIT rate of 15% from 2009 to 2011. Under the new CIT Law, where the transitional preferential CIT policies and the preferential policies prescribed under the new CIT Law and its implementation rules overlap, an enterprise shall choose to carry out the most preferential policy, but shall not enjoy multiple preferential policies. JXLDK has chosen to complete the abovementioned 2+3 holiday for the overlapping period of 2009 and 2010. As a result, JXLDK is subject to income tax at 15% for 2011 and at 25% thereafter.

Under FEIT Law, the applicable income tax rate of LDKPV and LDKSP in 2007 was 33%. Effective January 1, 2008, LDKPV and LDKSP are subject to income tax rate of 25% pursuant to the CIT Law.

LDKNC, LDK Solar Power Engineering (Xinyu) Co., Ltd. (“LSPT XY”) and LSPT YC were established after the effective date of the CIT Law and are subject to income tax at 25% from 2008 onwards.

HK SAR

LDK International was incorporated in Hong Kong in September 2006 and is subject to Hong Kong Profits Tax at 16.5% on income arising in or derived from Hong Kong. No provision for Hong Kong Profits tax was made as it

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

sustained tax losses for each of the years ended December 31, 2008 and 2009. The payments of dividends by Hong Kong tax residents are not subject to Hong Kong withholding tax.

United States

LDK USA is subject to US federal statutory tax rate of 34% and also subject to the state of California income tax rate of 8.84%. The state income tax paid is deductible for US federal income tax.

European Countries

LDK Europe is incorporated in Luxemburg and is subject to a 28.59% corporate tax rate. Capital repayment received from LQ Energy within one year after the incorporation of LQ Energy is subject to 26.375% withholding tax rate.

LES S.R.L., Laem S.R.L., Lener S.R.L., LD Vert S.R.L., LD Green S.R.L., LDK Service Italia S.R.L. Societa Unipersonale and SGT are incorporated in Italy and are subject to corporate income tax at 31.4%.

LDK Trading Service Germany Limited is incorporated in Germany and is subject to effective income tax rate of 32.98% which consists of 15% corporate income tax plus a solidarity surcharge of 5.5% on corporate income tax and a trade income tax rate of 17.15%.

The income tax (benefit) expense attributable to earnings (loss) from operations, which is substantially derived from PRC sources, consists of:

	Current	Deferred	Total

Year ended December 31, 2009
PRC	8,141	(34,500)	(26,359)
U.S. federal	9	—	9
U.S. state and local	4	—	4
Other jurisdiction	5,983	(549)	5,434

	14,137	(35,049)	(20,912)

Year ended December 31, 2008
PRC	46,261	(40,250)	6,011
U.S. federal	29	—	29
U.S. state and local	12	—	12
Other jurisdiction	—	(913)	(913)

	46,302	(41,163)	5,139

Year ended December 31, 2007
PRC	—	(758)	(758)
U.S. federal	—	—	—
U.S. state and local	—	—	—
Other jurisdiction	—	—	—

	—	(758)	(758)

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Earnings (loss) before income taxes of the Group consist of the following:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2008	2009
		(As adjusted)

PRC operations	149,227	25,394	(212,722)
Non-PRC operations	(5,926)	46,153	(42,186)

Total	143,301	71,547	(254,908)

The actual income tax (benefit) expense differed from the amounts computed by applying the statutory PRC income tax rate of 25% (2008: 25% and 2007: 33%) to earnings (loss) before income taxes as a result of the following:

					Year Ended
	Year Ended		Year Ended		December 31,
	December 31, 2007		December 31, 2008		2009
			(As adjusted)

Earnings (loss) before income taxes	143,301		71,547		(254,908)

Computed income tax expense (benefit)	47,289	33%	17,887	25%	(63,727)	25%
Effect of tax rate differential	824	1%	(10,398)	(15)%	33,244	(13)%
Change in tax rate	214	0%	—	0%	—	0%
Non-deductible expenses
Share-based compensation	3,099	2%	4,154	6%	3,553	(2)%
Others	—	0%	56	0%	39	(0)%
50% additional deduction of R&D expense	—	0%	—	0%	(1,195)	0%
Change in valuation allowance	1,132	1%	(521)	(1)%	1,251	(0)%
Withholding tax on capital repayment	—	0%	—	0%	5,950	(2)%
Tax holiday	(53,316)	(37)%	(5,897)	(8)%	—	(0)%
Others	—	0%	(142)	(0)%	(27)	0%

Actual income tax (benefit) expense	(758)	(0)%	5,139	7%	(20,912)	8%

Without the tax holiday, the Group’s income tax expense would have increased by US$53,316, US$5,897 and nil for the years ended December 31, 2007, 2008 and 2009, respectively, and the basic and diluted earnings (loss) per ordinary share for such periods would be decreased as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2008	2009

Decrease in earnings (loss) per ordinary share:
— Basic	0.58	0.06	0.00

— Diluted	0.51	0.05	0.00

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are presented below.

	December 31,	December 31,
	2008	2009

Deferred income tax assets:
Pre-operating expenses	375	—
Inventories write-down	39,520	14,552
Impairment loss on equipment	—	440
Provision for accounts receivable and prepayments to suppliers	2,573	5,376
Loss on firm purchase commitment	—	140
Accruals	342	156
Capital lease obligation	—	753
Deferred revenue	—	16,885
Tax loss carryforwards	2,255	28,617

Total gross deferred income tax assets	45,065	66,919
Less: valuation allowance	—	(1,251)

Deferred income tax assets, net of valuation allowance	45,065	65,668

Deferred income tax liabilities:
— Interest capitalized in relation to plant and equipment	(1,468)	(8,545)
— Fixed assets	—	(1,165)

Total gross deferred income tax liabilities	(1,468)	(9,710)

Net deferred income tax asset	43,597	55,958

Classification on consolidated balance sheets:
Deferred income tax assets:
— Current	44,690	47,590
— Non-current	375	16,913
Deferred income tax liability:
— Non-current	(1,468)	(8,545)

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. As of December 31 2009, the valuation allowance of US$1,251 was related to the deferred income tax assets for tax loss carryforwards attributable to a European subsidiary. No valuation allowance was recorded against other deferred income tax assets of the Group attributable to certain PRC subsidiaries and LDK International. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management considers the scheduled reversal of deferred income tax liability, projected future taxable income and tax planning strategies in making this assessment. In order to fully utilize the deferred income tax asset, certain PRC subsidiaries will need to generate future taxable income of approximately US$436,090 and LDK International will need to generate future taxable income of approximately US$7,901.

Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible or can be utilized, and taking into account the availability of the tax planning strategies, management believes it is more likely than not that the Group will realize the benefits of these deductible differences, net of the valuation allowance, as of December 31, 2009. The

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

amount of the deferred income tax assets considered realizable; however, could be reduced in the near term if estimates of future taxable income are reduced.

As of December 31, 2009, the Group has tax loss carryforwards of approximately US$7,901 and US$207,000 for LDK International and certain PRC subsidiaries, respectively. Tax losses of LDK International can be carried forward indefinitely. Tax losses of the PRC subsidiaries as of December 31, 2009 will expire on December 31, 2014 if unutilized.

The CIT Law and its relevant regulation also imposed a 10% withholding income tax for dividends distributed by the PRC subsidiaries to the Company for distribution of earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. Under the previous FEIT Law, no withholding tax was required. The Company did not recognize deferred income tax liabilities of US$0.3 million for the undistributed earnings of approximately US$3 million of the PRC subsidiaries as of December 31, 2009 as management considers these earnings to be reinvested indefinitely in the PRC.

As of January 1, 2007 and for each of the three years ended December 31, 2007, 2008 and 2009, the Group has no unrecognized tax benefits relating to uncertain tax positions and accordingly no related interest and penalties. Also, management does not expect that the amount of unrecognized tax benefits will increase significantly within the next 12 months.

The Group’s subsidiaries file their income tax returns in the PRC, Hong Kong, United States and European Union. According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation extends to five years under special circumstances, where the underpayment of taxes is more than RMB 100 thousand (US$15). In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. Accordingly, the income tax returns of the Group’s operating subsidiaries in the PRC for the years ended December 31, 2005 through 2009 are open to examination by the PRC state and local tax authorities. The income tax returns of LDK International are open to audit for the years ended December 31, 2006 through 2009 under the statute of limitation established by the Hong Kong Inland Revenue Ordinance.

The PRC tax system is subject to substantial uncertainties. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Group’s PRC entities to substantial PRC taxes in the future.

(19)	COMMITMENTS AND CONTINGENCIES

(a)  Capital commitments

Capital commitments outstanding at December 31, 2008 and 2009 not provided for in the financial statements were as follows:

	December 31,	December 31,
	2008	2009

Purchase of property, plant and equipment	1,072,108	468,460

(b)  Purchase commitments

The Group has entered into several purchase agreements with certain suppliers whereby the Group is committed to purchase a minimum amount of raw materials to be used in the manufacture of its products:

	December 31,	December 31,
	2008	2009

Future minimum purchases	165,155	5,987

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)  Litigation

i) Class action lawsuits

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

The various class action complaints were consolidated into a Consolidated Class Action Complaint filed on March 10, 2008 in U.S. Federal Court in Northern California. The Company believes the allegations in the securities and derivative lawsuits are without merit. The Company filed several motions to dismiss the complaints beginning from April 2008. All of these motions to dismiss were denied by September 2008. Therefore, the Company began the discovery phrase of the complaints and continued to vigorously defend these legal complaints. A trial date was previously scheduled on November 9, 2009 for these complaints and was postponed to March 2010 because the plaintiff and the Company had not completed the discovery until December 2009.

On February 17, 2010, the Company and the plaintiff jointly entered into a proposed class settlement agreement (“settlement agreement”) with total settlement amount of US$16 million. The Company made a provision of legal settlements of US$16 million as of December 31, 2009. According to a separate insurance agreement signed between the Company and the insurance carrier (“insurance agreement”), the Company and the insurance carrier will pay US$10 million and US$6 million, respectively. Based on the insurance agreement, the Company determine that it is probable to realize the claim for recovery of the loss recognized in the financial statements and recorded an insurance recoveries receivable of US$6 million. As a result, the Company recorded a net loss for legal settlement of US$10 million in the consolidated statements of operations. On the consolidated balance sheets, the receivable of US$6 million from insurance carrier and total settlement amount of US$16 million was recorded as insurance recoverable receivables and accrued legal settlement, respectively. On June 21, 2010, the court granted final approval of class action settlement.

(20)	REDEEMABLE CONVERTIBLE PREFERRED SHARES

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

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

In the event of a redemption under the respective redemption right of Series A, Series B and Series C preferred shares agreement, the Company shall redeem all of the outstanding preferred shares at a redemption price equal to 150% of the respective issue price of the preferred shares, plus any declared, accrued but unpaid dividends and interests thereon, proportionally adjusted for share subdivisions, share dividends, reorganizations, reclassifications, consolidations or mergers. The accretion to the redemption value in total for Series A, Series B and Series C preferred shares amounted to US$2,729 and US$4,937 for the years ended December 31, 2006 and 2007 respectively, which is reflected as a reduction to net income to arrive at net income available to ordinary shareholders in the accompanying consolidated statements of operations. Total direct external incremental costs of issuing the securities of US$103, US$78 and US$40 were charged against the proceeds of the Series A, Series B and Series C Shares, respectively.

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

Management evaluated the conversion feature embedded in these preferred share agreements to determine if there was a beneficial conversion feature. A calculation was performed to determine the intrinsic value of the difference between the most favorable conversion price and the fair market value of the underlying securities (ordinary shares) of the Company issuable upon the conversion of the preferred shares at the respective commitment dates. Based on the calculation, management has determined that there was no embedded beneficial conversion feature attributable to the preferred shares except for the Series A-1 Shares, since the initial conversion price of the preferred shares is equal to the preferred shares issue price, which was higher than the fair value of the Company’s ordinary shares at the respective commitment dates determined by management based on valuation performed by a third party independent appraiser, Sallmanns (Far East) Limited. For the Series A-1 shares, the proceeds received from the issuance of Series A Shares were first allocated to the warrants and share options issued

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

to the holders of Series A-1 Shares. Management determined that the initial conversion price of Series A-1 Shares was lower than the fair value of the Company’s ordinary shares at the commitment date based on the valuation performed by Sallmanns. The computed intrinsic value of the conversion feature of US$1,568 was recorded as a deemed dividend at the date of issuance because the Series A Shares were convertible at issuance date. In addition, under the provisions of ASC Subtopic 470-20, “Debt with Conversion and Other Options — Cash Conversion”, management determined that the contingent beneficial conversion feature relating to the Conversion ratio adjustment will be recognized only when the contingency is resolved and with respect of the dilution adjustment, upon the issuance of additional ordinary shares.

In June 2007, all the redeemable convertible preferred shares were converted into 15,580,000 ordinary shares of the Company upon the consummation of the Company’s IPO.

(21)	ORDINARY SHARES

During 2006, the Company issued 75,000,000 ordinary shares at par value of US$0.10 per share (adjusted for the ten-for-one share split effected on July 18, 2006);

In June 2007, the Company issued 14,007,700 American Depositary Shares (“ADSs”), representing 14,007,700 ordinary shares (see Note 1). The Company’s ADSs are quoted on the New York Stock Exchange;

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

During 2008, 2,265,696 of vested share options granted to executives, employees and investors were exercised, resulting in the issuance of 2,265,696 ordinary shares;

In June 2008, the Company issued 750,000 ordinary shares to a third party service company in preparation for any future exercise of share options. These ordinary shares held by the service company were reduced to 390,653 and 249,406 ordinary shares as at December 31, 2008 and 2009 as a result of 359,347 and 141,247 share options exercised by employees in 2008 and 2009 respectively. As these ordinary shares are held by this service company on behalf of the Company and do not contain any voting and dividend rights, they are considered as issued but not outstanding shares and have been excluded in the number of outstanding ordinary shares and the EPS figures as disclosed in the consolidated financial statements as of and for the year ended December 31, 2008 and 2009;

In December 2009, the Company issued 16,520,000 ADSs, representing 16,520,000 ordinary shares, at a price of US$7.00 per ADS, raising approximately US$109,225 net of related expenses of US$6,415; and

During 2009, 141,247 of vested share options granted to executives and employees were exercised, resulting in the issuance of 141,247 ordinary shares.

(22)	STATUTORY RESERVE

Under the Law of the PRC on Enterprises with Wholly Owned Foreign Investment, the Company’s subsidiaries in the PRC are required to allocate at least 10% of their after tax profits, after making good of accumulated losses as reported in their PRC statutory financial statements, to the general reserve fund and have the right to discontinue allocations to the general reserve fund if the balance of such reserve has reached 50% of their registered capital. A transfer of US$15,074, US$10,979 and US$ nil from retained earnings to statutory reserve was recorded for the years ended December 31, 2007, 2008 and 2009 respectively.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(23)	SHARE BASED COMPENSATION

On July 31, 2006, the Company adopted the 2006 Stock Incentive Plan (the “Plan”), which is to recognize and acknowledge the contributions the eligible participants made to the company and to the business. As of December 31, 2009, options to purchase up to 12,977,164 ordinary shares are authorized under the Plan. Share options were granted with an exercise price less than or equal to the stock’s fair value at the date of grant and have a term of three to five years. Generally, share option granted vest over 3 to 5 years from date of grant while certain options granted vest immediately. As of December 31, 2009, options to purchase 12,005,450 ordinary shares were granted.

The fair value of the option award is estimated on the date of grant using a lattice-based option valuation model, which incorporates ranges of assumptions for inputs as noted in the following table. Prior to the IPO in June 2007, because the Company did not maintain an internal market for its shares, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in similar industry. The Company uses historical data to estimate employee termination within the valuation model. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The employees that were granted the share options are expected to exhibit the same behavior. Since the share options once exercised will primarily trade in the U.S. capital market and there was no comparable PRC zero coupon rate, the risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury Note as of the grant date.

Following the Company’s IPO, because the Company does not have a sufficient historical transaction data to date to calculate the volatility, the expected volatility was still based on the historical volatilities of comparable publicly traded companies engaged in similar industry. Other computational methodologies and assumptions remained unchanged.

	2007	2008	2009

Expected volatility	46.36%-51.82%	49.81%-60.06%	60.89%-62.31%
Expected dividends	0%	0%	0%
Expected term	0.9-3.2 years	3.07-9.37 years	9.42-9.50 years
Risk-free interest rate	3.28%-4.81%	2.88%-3.85%	2.22%-2.85%
Estimated fair value of underlying ordinary shares	US$7.98-US$44.75	US$14.32-US$43.30	US$5.84-US$9.80

Prior to the IPO, the estimated fair value of the underlying ordinary shares granted was determined based on a valuation analysis performed by Sallmanns based on various generally accepted valuation methodologies. Management determined that the income approach was appropriate to determine the fair value of the Company’s business.

The weighted-average grant-date fair value of options granted during the year ended December 31, 2007, 2008 and 2009 was US$9.05, US$11.20 and US$8.19 per share, respectively. The Company recorded non-cash share-based compensation expense of US$9,549, US$16,614 and US$14,212 for the years ended December 31, 2007, 2008 and 2009 respectively, in respect of share options granted to employees, of which US$3,381 (2008: US$3,667; 2007: US$1,772) was allocated to costs of goods sold, US$10,478 (2008: US$12,609; 2007: US$5,828) was allocated to general and administrative expenses, US$32 (2008: US$27; 2007: US$19) was allocated to selling expenses, US$ nil (2008: US$ nil; 2007: US$159) was allocated to construction in progress, and US$321 (2008: US$311; 2007: US$1,771) was allocated to research and development costs. No non-cash share-based compensation expense was incurred for the years ended December 31, 2007, 2008 and 2009 respectively in respect of share options granted to non-employees.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A summary of options for the years ended December 31, 2007, 2008 and 2009 is presented below:

					Weighted		Weighted
				Number	Average		Average
				of Total	Exercise		Remaining	Aggregate
		Non-		Shares Involved	Price		Contractual	Intrinsic
	Employees	Employees	Investors	in the Option	per Share		Term	Value

For the year ended December 31, 2007
Outstanding as of December 31, 2006	5,850,000	210,000	200,000	6,260,000	US$	4.45

Granted during 2007	4,190,750	—	—	4,190,750	US$	17.71
Exercised	(1,457,000)	—	—	(1,457,000)	US$	4.45
Forfeited or cancelled	(403,400)	(80,000)	—	(483,400)		—
Outstanding as of December 31, 2007	8,180,350	130,000	200,000	8,510,350	US$	10.50	3.9 years	310,699

Vested or expected to vest as of December 31, 2007	1,980,766	43,333	200,000	2,224,099	US$	4.49	3.51 years	81,322

Exercisable as of December 31, 2007	523,766	43,333	200,000	767,099	US$	4.57	3.53 years	32,557

For the year ended December 31, 2008
Outstanding as of December 31, 2007	8,180,350	130,000	200,000	8,510,350	US$	10.50

Granted during 2008	464,300	—	—	464,300	US$	19.99
Exercised	(2,065,696)	—	(200,000)	(2,265,696)	US$	5.62
Forfeited or cancelled	(310,455)	—	—	(310,455)		—
Outstanding as of December 31, 2008	6,268,499	130,000	—	6,398,499	US$	11.93	3.31 years	31,284

Vested or expected to vest as of December 31, 2008	5,158,931	86,667	200,000	5,445,598	US$	8.78	2.72 years	71,121

Exercisable as of December 31, 2008	1,636,235	86,667	—	1,772,902	US$	12.93	3.04 years	8,919

For the year ended December 31, 2009
Outstanding as of December 31, 2008	6,268,499	130,000	—	6,398,499	US$	11.93

Granted during 2009	710,400	—	—	710,400	US$	11.20
Exercised	(41,247)	(100,000)	—	(141,247)	US$	5.56
Forfeited or cancelled	(604,796)	—	—	(604,796)	US$	26.94
Outstanding as of December 31, 2009	6,332,856	30,000	—	6,362,856	US$	10.57	2.0 years	7,039

Vested or expected to vest as of December 31, 2009	7,970,879	130,000	200,000	8,300,879	US$	7.33	1.82 years	118,518

Exercisable as of December 31, 2009	4,406,936	30,000	—	4,436,936	US$	9.20	1.97 years	6,839

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The total intrinsic value of options exercised during the years ended December 31, 2007, 2008 and 2009 was US$48,765, US$62,202 and US$711, respectively.

As of December 31, 2009, there was US$10,577 (2008: US$21,621) of total unrecognized compensation cost related to non-vested share options. This cost is expected to be recognized over a weighted average period of approximately 2.2 years (2008: 1.8 years). The Company is expected to issue new shares to satisfy share option exercises. Cash received from the exercise of options under the share option plans during 2009 was US$786 (2008: US$12,740).

The Company reduced the exercise price and extended the vesting period of 60,000 and 448,000 unvested share options held by employees in 2008 and 2009. The total incremental value as a result of the modification amounted to US$304 and US$2,559 in 2008 and 2009 respectively, which is recognized ratably over 3-5 years from the date of modification. The Company has elected to bifurcate the amounts and recognize the incremental value over the period from the modification date until the date when the modified share option vest, in addition to the amount based on the grant date fair value of the original awards, which is recognized over the remainder of the original vesting period. The modified share options were included in the number of share options granted and number of share options forfeited or cancelled for the year ended December 31, 2008 and 2009.

(24)	EARNINGS (LOSS) PER SHARE

The computation of basic and diluted earnings (loss) per share is as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2008	2009
		(As adjusted)

Numerator used in basic earnings (loss) per share
Net income (loss) attributable to LDK Solar Co., Ltd. shareholders	139,122	66,408	(234,225)

Plus accretion of Series A, Series B and Series C Shares to redemption value	4,937	—	—

Numerator used in diluted earnings (loss) per share	144,059	66,408	(234,225)

Shares (denominator):
Weighted average number of ordinary shares outstanding used in computing basic earnings (loss) per share	92,673,914	104,994,312	107,238,244

Plus weighted average Series A, Series B and Series C Shares outstanding	6,616,165	—	—
Plus incremental weighted average number of ordinary shares from assumed conversion of stock options using the treasury stock method	5,569,360	4,246,126	—

Weighted average number of ordinary shares outstanding used in computing diluted earnings (loss) per share	104,859,439	109,240,438	107,238,244

Earnings (loss) per share — basic	1.50	0.63	(2.18)

Earnings (loss) per share — diluted	1.37	0.61	(2.18)

The computation of basic and dilutive earnings (loss) per share for the years ended December 31, 2008 and 2009 reflects a reduction for weighted average of 3,432,784 ordinary shares and 6,345,450 ordinary shares respectively deemed to have been retired as a result of the Prepaid Forward Contracts (see Note 17).

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

During the year ended December 31, 2009 the Group’s dilutive potential ordinary shares outstanding consist of convertible senior notes and share options. The computation of diluted loss per share for the year ended December 31, 2009 did not assume conversion of the convertible senior notes because, when applying the as-if converted method, the effect of the 10,181,360 ordinary shares issuable upon conversion of the convertible senior notes under the conversion terms of the convertible senior notes agreements was anti-dilutive. In computing diluted loss per share for the year ended December 31, 2009, there was no dilutive effect of outstanding share options of 1,234,030 by applying the treasury stock method because the impact was anti-dilutive.

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

(25)	GEOGRAPHIC REVENUE INFORMATION AND CONCENTRATION OF RISK

The following table summarizes the Group’s net revenues, based on the geographic location of the customers:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2008	2009

Taiwan	152,486	361,622	354,126
Mainland China	154,224	463,101	274,019
Asia Pacific excluding mainland China and Taiwan	63,809	132,866	198,484
Germany	56,210	418,671	165,891
Europe excluding Germany	49,289	196,000	57,944
North America	47,928	71,235	47,574

Total net revenue	523,946	1,643,495	1,098,038

Significant concentrations

The carrying amounts of cash and cash equivalents, pledged bank deposits, trade accounts receivable, prepayments and other current assets represent the Group’s maximum exposure to credit risk in relation to financial

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

assets. As of December 31, 2009, substantially all of the Group’s cash and cash equivalents and pledged bank deposits were held in major financial institutions located in the mainland China, the Hong Kong Special Administrative Region and European Union, which management believes have high credit ratings. As of December 31, 2009 cash and cash equivalents and pledged bank deposits held in mainland China, Hong Kong and European financial institutions amounted to US$503,698 in total and were denominated in the following currencies:

	US$	EURO	RMB	HKD
	(000’s)	(000’s)	(000’s)	(000’s)

In mainland China	30,877	2,604	2,983,088	—
In Hong Kong	96	583	—	88
In European Union	31,264	—	—	—

Total in original currency	62,237	3,187	2,983,088	88

US$ equivalent	62,237	4,573	436,877	11

The following represents the amount of sales to customers that directly or indirectly contributed, on an individual basis, 10% or more of revenue for the years ended December 31, 2007, 2008 and 2009:

	December 31,	December 31,	December 31,
	2007	2008	2009

Customer A	31,748	100,609	137,393
Customer B	52,277	335,409	117,893
Customer C	64,644	130,447	14,608

Accounts receivable balances due from the above customers are as follows:

	December 31,	December 31,
	2008	2009

Customer A	11,250	29,343
Customer B	9,300	11,525
Customer C	—	2,287

A significant portion of the Company’s outstanding accounts receivables is derived from sales to a limited number of customers. As of December 31, 2008 and 2009, in addition to the accounts receivable balances due from customers disclosed above, outstanding accounts receivables with individual customers in excess of 10% of total accounts receivables are as follows:

	December 31,	December 31,
	2008	2009

Customer D	4	23,285

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

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In order to secure stable supply of polysilicon, the Group makes prepayments to certain suppliers. Such amounts are recorded as prepayments to suppliers on the consolidated balance sheets and amounted to US$105,722 as of December 31, 2009 (2008: US$125,413). The Group makes the prepayments without receiving collateral for such payments. As a result, the Group’s claims for such prepayments would rank only as an unsecured claim, which exposes the Group to the credit risks of the suppliers. A provision for doubtful recoveries of US$ nil, US$20,582 and US$17,874 for prepayments to suppliers included under current assets was recognized for the years ended December 31, 2007, 2008 and 2009, respectively. As of December 31, 2008 and 2009, outstanding prepayments made to individual suppliers in excess of 10% of total prepayments to suppliers, net are as follows:

	December 31,	December 31,
	2008	2009

Supplier A	17,087	18,626
Supplier B	14,916	16,109
Supplier C	3,339	11,577
Supplier D	12,082	683

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

Solar energy application requires significant initial capital investment. Industry demand for solar energy products depends on the availability of financing to downstream customers. The Group’s business and results of operations were adversely affected by the global financial crisis from the last quarter of 2008, which led to extreme volatility in security prices, severely diminished liquidity and credit availability. Severe erosion on average selling

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

price of the Group’s products extended into 2009 from the last quarter of 2008 although demand for the Group’s products progressively rebounded from the second quarter of 2009 as the global economy gradually recovers. Many of our customers who experienced difficulty in obtaining financing during the economic slowdown have regained access to credit and resumed execution of sales contract temporarily suspended or delayed in the fourth quarter of 2008 and first quarter of 2009. However, the sustainable growth in solar energy market still has great uncertainty as the ultimate stabilization of global credit and lending environment is uncertain under the current macroeconomic market. Demand for our products might fluctuate if solar industry end-customers are not able to finance PV systems at a competitive cost.

We cannot assure that there will be no further deterioration of the global credit condition and any resulting effects of changes, including those described above, may have a material and adverse effect on the Group’s business, results of operations and financial condition in 2010.

Currency risk

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market.

(26)	RELATED PARTY TRANSACTIONS

For the periods presented, in addition to the guarantees and security provided by related parties for the Group’s bank borrowings in Note (11), the principal related party transactions and amounts outstanding with the related parties are summarized as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2008	2009

Sales of wafers under related parties arrangement (Note a)	—	—	56,132
Purchases of modules from related parties (Note b)	—	—	78,079
Purchases of low value consumables from a related party (Note c)	—	1,141	509
Purchases of crucibles from an associate (Note d)	—	3,011	1,271
Loan obtained from an associate (Note e)	—	2,195	—
Loan obtained from a related party (Note f)	5,139	—	—

(a)	During the year ended December 31, 2009, JXLDK entered into three wafer sales contracts with Customer I and one wafer sales contract with Customer II with contract values of US$52,350 and US$3,782, respectively (collectively referred as “Wafer Sales Contracts”). In addition, Customer I and Customer II entered into agreements to sell corresponding quantities of cells (“Cell Sales Agreement”) to Best Solar Co., Ltd. (“Best Solar”), which is under common control of the Group’s controlling shareholder — Mr. Peng. The Company respectively agreed with Customer I and Customer II that these Wafer Sales Contracts will be void if Best Solar did not procure the cells from Customer I and Customer II pursuant to the Cell Sales Agreement. During the year ended December 31, 2009, JXLDK recognized revenue of US$56,132 relating to these Wafer Sales Contracts when Customer I and Customer II accepted delivery of wafers supplied by the Group and Best Solar accepted delivery of cells respectively supplied by Customer I and Customer II.

(b)	The Group purchased modules of US$78,079 from Best Solar during the year ended December 31, 2009. The outstanding amount payable to Best Solar as of December 31, 2009 in respect of these purchase transactions was US$35,969. Furthermore, during the year ended December 31, 2009, JXLDK made prepayment of

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

US$37,615 to Best Solar for module purchases and processing, which are to be executed in subsequent periods.

(c)	JXLDK, LDKPV and LDKSP purchased low value consumables from Jiangxi Liouxin Industry Co., Ltd., (“JXLXI”) which is a company controlled by Mr. Peng, of US$1,141 and US$509 during the years ended December 31, 2008 and 2009 respectively. The outstanding amount due to JXLXI as was US$314 and US$656 as of December 31, 2008 and 2009.

(d)	JXLDK also purchased crucibles from Sinoma, which is an associate of JXLDK, of US$3,011 and US$1,271 during the years ended December 31, 2008 and 2009 respectively. The outstanding amount due to Sinoma was US$2,164 and US$1,995 as of December 31,2008 and 2009.

(e)	In December 2008, JXLDK borrowed US$2,195 via an unsecured loan which carried interest at a rate of 5.04% per annum from Sinoma. This loan was repaid in April 2009.

(f)	Through Bank of China, Xinyu Branch, JXLDK borrowed US$5,139 from JXLXI on December 19, 2007. The loan carried an interest rate of 5.832% and was repaid in February 2008.

(g)	Through Bank of China, Xinyu Branch, JXLDK borrowed US$14,971 from JXLXI on December 22, 2006. The loan carried an interest rate of 5.022% and was repaid in June 2007.

In addition to the above, certain of the Group’s executives and employees exercised share options which vested in 2007 and 2008. Pursuant to the PRC tax regulations, the income derived from the exercise of the share options is subject to individual income tax, which should be withheld by the Group from these executives and employees for payment to the PRC tax authorities. The Group had an outstanding receivable from these executives and employees of US$42,021 and US$41,820 as of December 31, 2008 and 2009 respectively in relation to the individual income tax liabilities arising from the exercise of share options by these executives and employees, which are included in other current assets.

(27)	LDK SOLAR CO., LTD. (PARENT COMPANY)

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

For the year ended December 31, 2009, US$ nil (2008: US$10,979) were appropriated from retained earnings and set aside for the statutory reserve by the Company’s subsidiaries in the PRC.

As a result of these PRC laws and regulations, the Company’s subsidiaries in the PRC are restricted in its ability to transfer a portion of its net assets to either in the form of dividends, loans or advances, which consisted of paid-up capital and statutory reserve amounted to US$993,079 as of December 31, 2009 (2008: US$861,616).

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following presents condensed unconsolidated financial information of the Parent Company only.

Condensed Balance Sheets

	December 31,	December 31,
	2008	2009
	As adjusted

Cash and cash equivalents	167	630
Insurance recoveries receivable	—	6,000
Due from subsidiaries	25,370	34,160
Other receivables	—	3,400
Investment in subsidiaries	1,133,890	1,250,588
Debt issuance costs	8,408	4,909

Total assets	1,167,835	1,299,687

Accrued expenses and other payables	4,271	11,338
Provision for legal settlement	—	16,000
Due to subsidiaries	7,022	60,524
Deferred revenue	1,990	1,758
Convertible senior notes	385,685	391,642
Total shareholders’ equity	768,867	818,425

Total liabilities and shareholders’ equity	1,167,835	1,299,687

Except for the litigation disclosed in Note 19, the Company had no contingencies, long-term obligations and guarantees as of December 31, 2008 and 2009.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Statements of operations

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2008	2009
		(As adjusted)

General and administrative expenses	(3,293)	(3,757)	(7,229)
Legal settlement, net of insurance recoveries	—	—	(10,000)
Interest income	2,139	50	1
Interest expense, amortization of discount on exchangeable notes and amortization of convertible senior notes issuance costs and debt discount	—	(14,019)	(14,574)
Change in fair value of prepaid forward contracts	—	60,028	—
Others	—	(32)	(3)
Decrease in fair value of warrant	2	—	—

(Loss) earnings before income tax and equity in earnings (loss) from subsidiaries	(1,152)	42,270	(31,805)
Equity in earnings (loss) from subsidiaries	145,211	24,138	(202,420)

Net income (loss)	144,059	66,408	(234,225)
Accretion of Series A redeemable convertible preferred shares to redemption value	(860)	—	—
Accretion of Series B redeemable convertible preferred shares to redemption value	(2,726)	—	—
Accretion of Series C redeemable convertible preferred shares to redemption value	(1,351)	—	—

Net income (loss) attributable to ordinary shareholders	139,122	66,408	(234,225)

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Statements of Cash Flows

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2008	2009
		(As adjusted)

Cash flows from operating activities
Net income (loss)	144,059	66,408	(234,225)
Adjustments to reconcile net income to net cash used in operating activities:
Amortization of convertible senior notes issuance costs and debt discount	—	6,308	9,456
Decrease in fair value of warrants	(2)	—	—
Equity in (earnings) loss from subsidiaries	(145,211)	(24,138)	202,420
Change in fair value of prepaid forward contracts	—	(60,028)	—
Changes in operating assets/liabilities:
Due from subsidiaries	(21,994)	(1,227)	(8,790)
Due to subsidiaries	442	6,580	10,568
Other assets/liabilities	4,996	1,356	11,646

Net cash used in operating activities	(17,710)	(4,741)	(8,925)
Cash flows from investing activities
Investment in subsidiaries	(347,256)	(388,557)	(131,462)

Net cash used in investing activities	(347,256)	(388,557)	(131,462)
Cash flows from financing activities
Proceeds from related party borrowings	—	—	29,050
Proceeds from issuance of ordinary shares	369,489	205,104	111,800
Payment of expenses relating to share offer	(4,174)	(1,472)	—
Payment for Company’s ordinary shares under prepaid forward contract	—	(199,437)	—
Proceeds from issuance of convertible senior notes, net of issuance cost	—	388,743	—

Net cash provided by financing activities	365,315	392,938	140,850
Net increase (decrease) in cash and cash equivalents	349	(360)	463
Cash and cash equivalents at beginning of year	178	527	167

Cash and cash equivalents at end of year	527	167	630

(28)	FAIR VALUE MEASUREMENTS

(a)	Fair Value Hierarchy

The Group adopted Topic 820 on January 1, 2008 for financial assets and financial liabilities, and for the fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used in measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

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

(b)	Fair Value of Financial Instruments

Management used the following methods and assumptions to estimate the fair value of financial instruments at the relevant balance sheet date:

•	Short-term financial instruments (cash equivalents, pledged bank deposits, trade accounts receivable and payable, bills receivable and payable, short-term bank borrowings, and accrued liabilities) — cost approximates fair value because of the short maturity period.

•	Long-term bank borrowings — fair value is based on the amount of future cash flows associated with each debt instrument discounted at the Group’s current borrowing rate for similar debt instruments of comparable terms. The carrying values of the long term loans approximate their fair values as all the long-term debt carries variable interest rates which approximate rates currently offered by the Company’s bankers for similar debt instruments of comparable maturities.

•	Foreign exchange forward contract — fair value is determined by discounting estimated future cash flow, which is based on the changes in the forward rate.

•	Convertible senior notes — the estimated fair value of convertible senior notes was US$297,500 as of December 31, 2009 and was based on the quoted market price in an active market.

•	Contingent consideration — the estimated fair value was zero as of December 31, 2009, which was determined using a probability-weighted discount cash flow model.

•	Financial instruments held-for-trading and available-for-sale — Fair value of financial instruments held-for-trading and available-for-sale is based on quoted market price in an active market.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The table below presents the assets and liabilities measured at fair value on a recurring basis as of December 31, 2009, segregated by the level in the fair value hierarchy within which those measurements fall.

	Carrying
	Amount at	Fair Value at	Fair Value
	December 31,	December 31,	Measurements Using
	2009	2009	Level 1	Level 2	Level 3

Asset:
Foreign exchange forward contract	65	65	—	65	—

Liability:
Non-deliverable foreign exchange forward contract	(27)	(27)	—	(27)	—

In addition to the above, as disclosed in Note 17, the prepaid forward contracts entered by the Company on April 9, 2008 were measured at fair value on a recurring basis until June 17, 2008 when the conditions for physical settlement in shares were met. The change in fair value of the Prepaid Forward Contracts from the issuance date to June 17, 2008 was reported in the consolidated statements of operations for the year ended December 31, 2008. The fair value of the Prepaid Forward Contracts as of June 17, 2008 was determined by management based on valuation analysis performed by a third party independent appraiser using inputs from level 2 hierarchy.

As of December 31, 2008, the Group did not have any assets and liabilities that are measured at fair value on a nonrecurring basis in periods subsequent to initial recognition. The following table presents fair value measurements of assets and liabilities that are measured at fair value on a nonrecurring basis as of December 31, 2009:

		Quoted
		Prices in
		Active	Significant
		Markets for	Other	Significant
	Year Ended	Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs	Total Gains
Description	2009	(Level 1)	(Level 2)	(Level 3)	(Losses)

Long-lived assets	0	—	—	0	(1,999)

The long-lived assets represent certain machines which could not be used for production due to poor physical condition (Note 6).

(29)	DERIVATIVE FINANCIAL INSTRUMENTS

The Group is exposed to certain risks relating to its ongoing business operation in the PRC. The primary risks managed by using derivative instruments are foreign currencies risks and interest rate risks.

The Company’s principal operating subsidiaries are located in the PRC with the Renminbi being their functional currency. The Company’s PRC operating subsidiaries make sales, purchases and capital expenditures and obtain bank borrowings in currencies other than Renminbi, which primarily are in U.S. dollars. Historically, the required payments in U.S. dollars resulting from purchases, capital expenditure and bank borrowings have exceeded receipts in U.S. dollars resulting from sales. Any appreciation of the U.S. dollar against the Renminbi will generally result in foreign exchange losses and adversely affect the Group’s net income. With an aim to reduce its risk exposure, the Company will, on a selected basis, enter into forward contracts with the same financial institutions to forward purchase U.S. dollars when it obtains certain bank borrowings denominated in U.S. dollars through its PRC operating subsidiaries. During the year ended December 31, 2008, the Group entered into a foreign exchange forward contract with a notional amount of US$33,000, against its U.S. denominated short term and long term bank borrowings. During the year ended December 31, 2009, the Group entered into foreign exchange forward contracts with notional amount of US$20,000 against its U.S. denominated receivables and US$20,000 against its U.S. denominated payables.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Group’s exposure to the risk of changes in market interest rates primarily relates to its bank borrowings. To finance its business operation and expansion, the Company’s PRC operating subsidiaries will obtain short-term and long-term bank borrowings. As of December 31, 2009, the Group had outstanding bank borrowings of US$1,388,421 in total, of which US$432,886 in total carries variable interest rates with effective interest rates ranging from 1.930% to 8.000% per annum as of December 31, 2009. Interest expenses on these banking borrowings may increase as a result of change in market interest rates. With an aim to reduce its interest rate exposure, the Group will, from time to time, enter into interest rate swap contracts with financial institutions in the PRC. During the year ended December 31, 2008, the Group entered into an interest rate swap contract with a notional amount of US$60,000 in respect of a long-term bank loan with the same amount obtained during this period, and sold an interest rate swap contract entered prior to January 1, 2008 to an independent third party at its carrying value on the date of transfer. During the year ended December 31, 2009, the Group did not enter into any interest rate swap contract.

The derivative instruments relating to the foreign exchange forward contracts and interest rate swap contracts entered by the Group do not meet the conditions specified under ASC 815, “Derivatives and Hedging” to qualify for hedge accounting. These derivative financial instruments are initially recognized in the balance sheet at fair value and subsequently re-measured to their fair value with changes in fair value included in determination of net income (loss).

The location and fair value amounts of derivative instruments reported in the consolidated balance sheets as of December 31, 2008 and 2009 are as follows:

	Asset derivatives				Liability derivatives
	December 31,		December 31,		December 31,		December 31,
	2008		2009		2008		2009
	Balance		Balance		Balance		Balance
	Sheet	Fair	Sheet	Fair	Sheet	Fair	Sheet	Fair
	Location	Value	Location	Value	Location	Value	Location	Value

Derivatives not designated as hedging instruments under ASC 815
— Interest rate swap contracts	Other current assets	100	—	—	—	—	—	—
— Foreign exchange forward contracts	—	—	Other current assets	65	Other financial liabilities	(102)	Other financial liabilities	(27)

Total derivatives		100		65		(102)		(27)

The effect of derivative instruments on the consolidated statements of operations for the years ended December 31, 2008 and 2009 are as follows:

		Amount of (Loss) Gain Recognized
		in Income on
Derivatives not Designated as		Derivatives
Hedging Instruments Under	Location of (Loss) Gain Recognized in	Year Ended December 31
ASC 815	Income on Derivatives	2008	2009

Interest rate swap contracts	Interest expenses	(407)	—
Foreign exchange forward contracts	Foreign currency exchange (loss)/gain, net	(2,612)	140

Total		(3,019)	140

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Group’s derivatives instruments outstanding as of December 31, 2009 do not contain any credit-risk-related contingent features.

(30)	SUBSEQUENT EVENTS

(a)	Acquisition of assets from Best Solar

On February 28, 2010, the Group purchased the crystalline module production line from Best Solar at a consideration of US$21.3 million, and procured all raw materials and work-in-progress relating to the production of crystalline module held by Best Solar at a consideration of US$23.6 million. The consideration of these purchases were determined and agreed between the Group and Best Solar with reference to the fair value of these assets at date of acquisition. The fair value of the production line of US$21.3 million approximated to the carrying value of US$21.4 million in Best Solar’s book. The fair value of the inventories of US$23.6 million was determined with reference to their respective net realizable value. The purchase of production line and inventories were transactions between related parties under common control.

(b)	Entrustment arrangement entered with UCIG

On May 13, 2010, the Group entrusted UCIG to transfer a sum of RMB1,375,000 (US$201,371) (“the Transfer Amount”) from JXLDK to LDKSH by June 25, 2010 so that LDKSH could have sufficient funding to acquire the equity interests in LDKPV and LDKSP as part of the reorganization of the polysilicon business. The Group paid UCIG the Transfer Amount on May 18, 2010. As UCIG had not made the Transfer Amount available for use by LDKSH by the due date of June 25, 2010, UCIG has refunded the Transfer Amount back to the Group in accordance with a termination agreement entered between the Group and UCIG on June 25, 2010.