Form 20-F
period 2010-12-31
LDK Solar Co., Ltd.
filed 2011-05-02
CIK 1385424

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934:
For the fiscal year ended December 31, 2010
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 132,950,255 ordinary shares, par value $0.10 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☑     No ☐

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

We measure our wafer production capacity in megawatts, or MW, representing 1,000,000 watts, or in gigawatts, or GW, representing 1,000 MW, each a unit of power-generating capacity. For purposes of this annual report, we have assumed an average PV conversion efficiency rate of 15.3% for our multicrystalline wafers and cells and modules using our multicrystalline wafers prior to December 31, 2010, and 16.5% for our multicrystalline wafers and cells and modules using our multicrystalline wafers since January 1, 2011. The conversion efficiency rate of a PV cell is the percentage of light energy from the sun that the cell converts into electrical energy. This conversion efficiency rate is estimated based on feedback from our selected customers and is highly dependent on the solar cell and module production processes of these customers. Based on this conversion efficiency rate, we have further assumed that, with respect to our wafers, each 125 by 125 millimeters, or mm, wafer we produce generates approximately 2.4 watts of power prior to January 1, 2011 and 2.6 watts of power since that date; each 150 by 150 mm wafer we produce generates approximately 3.4 watts of power prior to January 1, 2011 and 3.7 watts of power since that date; and each 156 by 156 mm wafer we produce generates approximately 3.8 watts of power prior to January 1, 2011 and 4.1 watts of power since that date.

We calculate our wafer production capacity as of any specific date based on the ingot production capacity and wafer slicing, or wafering, capacity of our equipment in operation as of that date on an annualized basis. We calculate our estimated aggregate installed annualized polysilicon production capacity by the end of any period based on the capacity of our polysilicon reactors planned to be in operation by the end of such period on an annualized basis.

For the purpose of this annual report, geographical references to “China” and the “PRC” are to the People’s Republic of China and do not include the Hong Kong Special Administrative Region, or Hong Kong, the Macau Special Administrative Region, or Macau, and Taiwan. References to “provinces” of China are to provinces or municipalities under direct administration of the PRC central government and provincial-level autonomous regions of China.

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

We have sourced various solar industry data used in this annual report from Solarbuzz LLC, or Solarbuzz, an independent solar energy industry research company. We have assumed the correctness and truthfulness of such data, including projections and estimates, when we use them in this annual report.

We have rounded all the numbers in this annual report to their closest round numbers. Figures shown as totals in tables may not be arithmetic aggregations of the figures preceding them due to rounding.

Unless otherwise indicated, references in this annual report to:

•	“off-grid applications” are to applications of PV products to systems that operate on a stand-alone basis to provide electricity independent of an electricity transmission grid; and

•	“on-grid applications” are to applications of PV products to systems that are connected to an electricity transmission grid and feed electricity generated into the electricity transmission grid.

EXCHANGE RATE INFORMATION

We conduct substantially all of our business operations in China with a substantial portion of our sales denominated in Renminbi, while a significant portion of our costs and expenses is denominated in U.S. dollars. We will make periodic reports to our shareholders in U.S. dollars by using the then-current exchange rates. We make no representation that any amounts in Renminbi or U.S. dollars could be or could have been converted into each other at any particular rate or at all. The PRC government imposes controls over its foreign exchange in part through regulation of the conversion between Renminbi and foreign currencies as we have disclosed in “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company and Our Industry — Fluctuations in exchange rates could adversely affect our business” and “— Risks Relating to Business Operations in China — Changes in foreign exchange and foreign investment regulations in China may affect our ability to invest in China and the ability of our PRC subsidiaries to pay dividends and service debts in foreign currencies” in this annual report.

The following table sets forth, for the periods indicated, noon buying rates for U.S. dollars in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York, which are published weekly by the Federal Reserve Board:

	Noon Buying Rate
Period	Period End	Average	High	Low
	(Renminbi per $1.00)

2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.6058	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.6000
October	6.6705	6.6675	6.6912	6.6397
November	6.6670	6.6538	6.6892	6.6330
December	6.6000	6.6497	6.6745	6.6000
2011
January	6.6017	6.5964	6.6364	6.5809
February	6.5713	6.5761	6.5965	6.5520
March	6.5483	6.5645	6.5743	6.5483

Annual averages in the above table are calculated by averaging the noon buying rates on the last business day of each month during the year. Monthly averages are calculated by averaging the noon buying rates for all days during the month or the elapsed portion thereof.

On April 22, 2011, the noon buying rate for U.S. dollars in effect in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 = Rmb 6.5067.

FORWARD-LOOKING STATEMENTS

This annual report includes “forward-looking statements” within the meaning of, and intended to qualify for the safe harbor from liability established by, the United States Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Some of the risks are listed under “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report. In some cases, you can identify these forward-looking statements by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,”

“would,” or similar expressions, including their negatives. These forward-looking statements include, without limitation, statements relating to:

•	our goals and strategies;

•	our future business development, results of operations and financial condition;

•	our plans to expand our production capacity of photovoltaic products, including solar wafers, cells, modules and polysilicon;

•	expected growth of and changes in the PV industry, solar power industry and renewable energy industry;

•	our ability to maintain and strengthen our position as a leading vertically integrated manufacturer of PV products;

•	our ability to maintain a strong relationship with any particular supplier or customer;

•	effect of competition on demand for and price of our products;

•	determination of the fair value of our ordinary shares and American depositary shares, or ADSs;

•	any government subsidies and economic incentives to us or to the PV industry;

•	PRC governmental policies regarding foreign investments; and

•	risks identified under “Item 3. Key Information — D. Risk Factors” in this annual report.

This annual report also contains data related to the solar power market in several countries, including China. This market data, including data from Solarbuzz, includes projections that are based on a number of assumptions. The solar power market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may materially and adversely affect our business and the market price of our American depositary shares, or ADSs. In addition, the rapidly changing nature of the solar power market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

We do not guarantee that the transactions and events described in the forward-looking statements will happen as described or that they will happen at all. You should read this annual report completely and with the understanding that actual future results may be materially different from what we expect. The forward-looking statements made in this annual report relate only to events as of the date on which the statements are made or, if obtained from third-party studies or reports, the date of the corresponding study or report. Since we operate in an emerging and evolving environment and new risk factors emerge from time to time, you should not rely upon forward-looking statements as predictions of future events. We undertake no obligation, beyond that required by law, to update any forward-looking statement, whether as a result of new information, future events or otherwise, to reflect events or circumstances after the date on which the statement is made, even though our situation will change in the future. Whether actual results will conform with our expectations and predictions is subject to a number of risks and uncertainties, many of which are beyond our control, and reflect future business decisions that are subject to change. All forward-looking statements contained in this annual report are qualified by reference to this cautionary statement.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable, but see “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management” in this annual report.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.  Selected Financial and Operating Data

The following selected consolidated statement of operations data (other than ADS data) and selected consolidated statement of cash flows data for the years ended December 31, 2008, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations data (other than ADS data) and selected consolidated statements of cash flows data for the years ended December 31, 2006 and 2007 and the selected consolidated balance sheet data as of December 31, 2006, 2007 and 2008 are derived from our audited consolidated financial statements not included in this annual report. You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects” in this annual report. We have prepared our consolidated financial statements in accordance with generally accepted accounting principles, or GAAP, in the United States, or U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period.

We were incorporated in the Cayman Islands on May 1, 2006 as the holding company for, and currently conduct our operations through subsidiaries in China, including Jiangxi LDK Solar Hi-Tech Co., Ltd., or Jiangxi LDK Solar, Jiangxi LDK PV Silicon Technology Co., Ltd., or Jiangxi LDK Silicon, and Jiangxi LDK Solar Polysilicon Co., Ltd., or Jiangxi LDK Polysilicon. We have also restructured our polysilicon business so that LDK Silicon & Chemical Technology Co., Ltd., our wholly owned subsidiary incorporated under the laws of the Cayman Islands, or LDK Silicon, holds indirectly all of our polysilicon businesses operated by Jiangxi LDK Silicon and Jiangxi LDK Polysilicon.

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(In thousands, except per share and per ADS data)

Consolidated Statement of Operations Data
Net sales	$105,454	$523,946	$1,643,495	$1,098,038	$2,509,347
Provision for inventory write-downs	—	(4,170)	(311,999)	(180,213)	(6,113)
Gross profit (loss)(1)	41,492	170,237	88,356	(113,583)	557,835
Provision for doubtful recoveries of prepayment to suppliers and trade accounts receivable	—	—	(20,582)	(22,425)	(3,872)
Income (loss) from operations(2)	37,145	146,802	8,990	(230,132)	434,917
Interest expense and amortization of convertible senior notes issuance costs and debt discount(3)	(7,133)	(9,419)	(38,162)	(50,068)	(95,012)
Government subsidy	1,268	3,461	19,665	26,927	5,625
Change in fair value of prepaid forward contracts	—	—	60,028	—	—
Earnings (loss) before income taxes	30,069	143,301	71,547	(254,908)	362,677

Net income (loss)(4)	$30,182	$144,059	$66,408	$(233,996)	$296,467

Earnings attributable to noncontrolling interests	—	—	—	(229)	(5,670)
Accretion of Series A, Series B and Series C preferred shares to redemption values	(2,729)	(4,937)	—	—	—
Deemed dividend to Series A preferred shareholders	(1,568)	—	—	—	—
Net income (loss) attributable to our shareholders(4)	25,885	139,122	66,408	(234,225)	290,797
Earnings (loss) per ordinary share(4)
Basic	$0.35	$1.50	$0.63	$(2.18)	$2.32
Diluted	$0.35	$1.37	$0.61	$(2.18)	$2.27

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(In thousands, except per share and per ADS data)

Earnings (loss) per ADS
Basic	$0.35	$1.50	$0.63	$(2.18)	$2.32
Diluted	$0.35	$1.37	$0.61	$(2.18)	$2.27
Ordinary shares used in computation
Basic	75,000	92,674	104,994	107,238	125,581
Diluted	75,000	104,859	109,240	107,238	136,568

(1)	Gross profit (loss) for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 reflected $174,000, $1,772,000, $3,667,000, $3,381,000 and $2,783,000 of share-based compensation expense allocated to cost of goods sold, respectively.

(2)	Income (loss) from operations for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 reflected $2,028,000, $9,390,000, $16,614,000, $14,212,000 and $11,044,000 of share-based compensation expense, respectively.

(3)	Interest expense for the years ended December 31, 2006, 2007, 2008, 2009 and 2010 included $4,440,000, nil, nil, nil and nil, respectively, related to debt discount amortization for the embedded beneficial conversion feature of our exchangeable notes issued in July 2006, and nil, nil, $14,019,000, $14,574,000 and $19,278,000, respectively, related to interest and the amortization of issuance costs and debt discount of our convertible senior notes issued in April 2008.

(4)	Our PRC subsidiary, Jiangxi LDK Solar, is entitled to an exemption from PRC national enterprise income tax for at least two years and PRC local enterprise income tax for at least five years, each beginning with calendar year 2006. Without this tax holiday, our income tax expense would have increased and our net income and net income attributable to our shareholders would have been reduced by approximately $12,387,000, $53,316,000, $5,897,000 and $44,561,000 for the years ended December 31, 2006, 2007, 2008 and 2010, respectively. Our basic earnings per share would have been reduced by $0.17, $0.58, $0.06 and $0.35 for the years ended December 31, 2006, 2007, 2008 and 2010, respectively, and our diluted earnings per share would have been reduced by $0.17, $0.51, $0.05 and $0.33 for the years ended December 31, 2006, 2007, 2008 and 2010, respectively. As Jiangxi LDK Solar incurred loss for the year ended December 31, 2009, the above mentioned tax holiday had no impact on our income tax expense, net loss, net loss attributable to our shareholders, basic loss per share and diluted loss per share for the year ended December 31, 2009.

The following table presents our selected consolidated balance sheet data as of the dates specified.

	As of December 31,
	2006	2007	2008	2009	2010
	(In thousands)

Consolidated Balance Sheet Data
Cash and cash equivalents	$30,227	$83,470	$255,523	$384,761	$202,127
Pledged bank deposits	4,956	135,950	83,383	68,913	503,721
Inventories	94,886	349,997	616,901	432,193	474,612
Trade accounts and bills receivable, net	2,306	3,767	97,808	217,892	384,265
Prepayments to suppliers, net	37,718	138,193	71,214	40,784	112,448
Total current assets	172,746	741,748	1,237,642	1,386,445	1,975,421
Property, plant and equipment, net	100,875	336,763	1,697,203	2,608,725	2,993,213
Deposits for property, plant and equipment and land use right	11,090	151,233	233,296	32,529	144,298
Inventories to be processed beyond one year	—	29,981	—	10,947	13,024
Prepayments to suppliers expected to be utilized beyond one year	—	18,994	33,617	26,482	14,318
Total assets	292,719	1,309,986	3,373,372	4,384,209	5,492,157
Short-term borrowings and current installments of long-term borrowings	56,765	264,101	666,200	980,359	1,501,588
Advance payments from customers, current installments	40,002	141,223	256,411	199,075	196,812
Convertible senior notes, less debt discount	—	—	—	—	355,445
Total current liabilities	117,486	522,014	1,510,955	2,220,026	3,577,822
Long-term borrowings, excluding current installments	30,245	25,125	154,252	408,062	604,495

	As of December 31,
	2006	2007	2008	2009	2010
	(In thousands)

Advance payments from customers — non-current	—	67,554	487,577	177,773	148,022
Other payable due to a customer, long-term portion	—	—	—	172,848	752
Convertible senior notes, less debt discount	—	—	385,685	391,642	34,658
Total liabilities	147,733	616,915	2,583,505	3,507,273	4,472,419
Series A, Series B and Series C preferred shares	87,744	—	—	—	—
Ordinary shares	7,500	10,604	11,311	12,977	13,295
Non-controlling interests	—	—	—	37,511	498
Total equity	$57,242	$693,071	$789,867	$876,936	$1,019,738

The following table sets forth our selected consolidated statement of cash flows data for the periods specified:

	Year Ended December 31,
	2006	2007	2008	2009	2010
	(In thousands)

Consolidated Statement of Cash Flows Data
Net cash (used in) provided by operating activities	$(57,067)	$(80,663)	$333,061	$18,614	$559,993
Net cash used in investing activities	(79,564)	(328,623)	(1,247,174)	(797,315)	(929,118)
Net cash provided by financing activities	$154,891	$462,324	$1,087,698	$907,315	$180,388

The following table sets forth other selected financial and operating data of our company for the periods specified.

	Year Ended December 31,
	2006	2007	2008	2009	2010

Other Financial and Operating Data
Gross margin(1)	39.3%	32.5%	5.4%	(10.3)%	22.2%
Operating margin(1)	35.2	28.0	0.5	(21.0)	17.3
Net margin(1)	28.6%	27.5%	4.0%	(21.3)%	11.8%
Polysilicon production (in MT)	—	—	—	225	5,052
Average polysilicon selling price (per kilogram)	$—	$—	$—	$—	$59.64
Wafers sold (in MW)	45.2	223.8	636.3	898.1	1,717.6
Average wafer selling price (per watt)	$2.27	$2.24	$2.35	$1.05	$0.89
Modules sold (in MW)	—	—	—	32.7	346.1
Average module selling price (per watt)	$—	$—	$—	$1.81	$1.83

(1)	Gross margin, operating margin and net margin represent gross profit (loss), income (loss) from operations and net income (loss), respectively, divided by net sales.

B.  Capitalization and Indebtedness

Not applicable.

C.  Reasons for the Offer and Use of Proceeds

Not applicable.

D.  Risk Factors

Investment in our securities including our ADSs and shares involves a high degree of risk. You should consider carefully the following risks and uncertainties, together with other information contained in this annual report, before you decide whether to buy or hold our securities.

Risks Relating to Our Company and Our Industry

We are operating with a significant working capital deficit; if we do not successfully execute our liquidity plan, we face the risk of not being able to continue as a going concern.

As of December 31, 2010, we had a working capital deficit (being our total consolidated current liabilities less our total consolidated current assets) of $1,602.4 million. As of December 31, 2010, we had cash and cash equivalents of $202.1 million. The majority of our cash and cash equivalents was held by our subsidiaries in China. In addition, we had short-term borrowings and current installments of our long-term borrowings totaling $1,501.6 million as of December 31, 2010, most of which were the obligations of our subsidiaries in China. These factors initially raise substantial doubt as to our ability to continue as a going concern.

The global financial markets turmoil in late 2008 and early 2009 and the tightening of credit due to the lack of liquidity negatively impacted our liquidity and our ability to obtain additional financings. In light of those developments, we financed a substantial portion of our capacity expansion by relying on short-term borrowings and prepayments from our customers. Following the improvements in the credit markets, PRC commercial banks have made short-term financing available to us, but it is almost impossible for us to secure long-term financings from them for our projects if we are unable to obtain the project approval of the National Development and Reform Commission, or NDRC, or its local counterparts, in China, certain of which we have not yet obtained. The global financial markets crisis, and the continuing lack of long-term financing in China, adversely impacted and may continue to adversely affect our liquidity, capital expenditure financing and working capital.

We are in need of additional funding to sustain our business as a going concern, and we have formulated a plan to address our liquidity problem. Our liquidity plan includes:

•	obtaining additional bank financing, including an additional $570.9 million of secured and unsecured short-term bank borrowings, $205.5 million of secured and unsecured long-term bank borrowings and repayments of $542.3 million of short-term borrowings and current installments of long-term borrowings, between January 1, 2011 and March 31, 2011;

•	additional capital markets transactions, including the offering of Rmb 1.7 billion in aggregate principal amount of our US$-settled 10% senior notes due 2014, or the 2014 senior notes, from which we received proceeds of approximately $255.0 million, net of underwriting commission and certain expenses; and our offering of 13,800,000 ADSs, representing 13,800,000 of our ordinary shares, in February 2011, from which we received net proceeds of approximately $164.2 million, while repurchasing an aggregate principal amount of $357.2 million of our 4.75% convertible senior notes due 2013 that we issued in April 2008, or the existing convertible senior notes;

•	reorganizing our polysilicon business to facilitate financing, including a recently contracted but not yet closed third-party investment of $240 million, in this business; and

•	strategic financing framework arrangement in September 2010 with China Development Bank Corporation, or CDB, pursuant to which CDB intends to provide up to Rmb 60 billion, or approximately $8.9 billion, of credit facilities to us over a five-year period, subject to credit reviews and certain other conditions and under terms to be agreed at each time enter into a borrowing under this arrangement.

For more information regarding our liquidity plan, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” and “Note (1) — Basis of Presentation” of our Consolidated Financial Statements beginning on page F-1.

We cannot assure you that we will successfully execute our liquidity plan. If we do not successfully execute this plan, we may not be able to continue as a going concern. Our consolidated financial statements do not reflect any adjustments relating to recoverability and classification of recorded assets or the amounts and classification of liabilities or any other adjustments that might be necessary should we be unable to continue as a going concern. Substantial doubt about our ability to continue as a going concern could also result in the exercise of broadly drafted provisions in certain of our loan agreements that give our lenders the right to accelerate the payment of the loans in the event of a deterioration in our financial condition, which could thereby potentially trigger cross-default provisions in other financing agreements, including the indentures relating to the convertible senior notes and our 2014 senior notes, if we are unable to repay these loans upon acceleration. The occurrence of any of the foregoing events would materially and adversely affect our financial condition, results of operations and business prospects.

We have substantial existing indebtedness, in particular short-term indebtedness, and we may incur substantial additional indebtedness in the future, which could adversely affect our financial condition and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations and we may not be able to refinance our current borrowings on terms that are acceptable to us, or at all.

We now have, and will continue to have a substantial amount of indebtedness. As of December 31, 2010, our total liabilities amounted to $4,472.4 million, our outstanding short-term borrowings and current installments of long-term borrowings was $1,501.6 million, and our long-term borrowings, excluding current installments, was $604.5 million, and we had $390.1 million of our existing convertible senior notes outstanding. In addition, pursuant to an exchange offer, on December 29, 2010, we issued a new class of 4.75% convertible senior notes due 2013 in an aggregate principal amount of $31.9 million, or the new convertible senior notes, together with the existing convertible senior notes, the convertible senior notes. Subsequent to December 31, 2010 and up to March 31, 2011, we have obtained additional secured and unsecured short-term bank borrowings of $570.9 million, with interest rates ranging from 0.31% to 6.06%, and secured and unsecured long-term bank borrowings of $205.5 million, with interest rates ranging from 4.46% to 6.60% (subject to repricing annually), and repaid short-term borrowings and current installments of long-term borrowings totaling $542.3 million. In March 2011 and April 2011, we repurchased an aggregate principal amount of $357.2 million of our existing convertible senior notes. We may from time to time incur substantial additional indebtedness. If we or our subsidiaries incur additional debt, the risks that we face as a result of our indebtedness and leverage could intensify.

Our substantial existing indebtedness and any increase in the amount of our indebtedness could adversely affect our financial condition and we may not be able to generate sufficient cash to service our indebtedness. For example, our substantial existing debt and the incurrence of additional debt could:

•	limit our ability to satisfy our obligations under our debt instruments;

•	increase our vulnerability to adverse general economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flows from operations to servicing and repaying indebtedness, thereby reducing the availability of cash flows to fund working capital, capital expenditures, dividend payments and other general corporate purposes;

•	limit our flexibility in planning for or reacting to changes in the businesses and the industries in which we operate;

•	place us at a competitive disadvantage compared to our competitors with less debt;

•	increase our exposure to interest rate fluctuations;

•	limit our ability to borrow additional funds and impose additional financial and other restrictive covenants on us; and

•	increase the cost of additional financing.

Because the majority of our indebtedness is short-term indebtedness, we may suffer a near-term liquidity problem if we are unable to refinance these borrowings as they become due. As of December 31, 2009 and 2010, our outstanding short-term borrowings (including current installments of long-term borrowings) were $980.4 million and $1,501.6 million, respectively, and our short-term borrowings (excluding the current portion of long-term borrowings) bore a weighted average interest rate of 4.368% and 4.270%, respectively. Generally, our short-term loans contain no specific renewal terms, although we have historically negotiated renewals of some of our loans shortly before they would mature. However, we cannot assure you that we will be able to renew our loans in the future as they mature. If we are unable to obtain renewals of any future loans or sufficient alternative funding on reasonable terms, we will have to repay these borrowings.

In addition to our debt, on December 30, 2010, we and our wholly owned polysilicon-manufacturing subsidiaries entered into a subscription agreement with China Development Bank Capital Corporation Ltd., or CDB Capital, a wholly owned subsidiary of CDB, Excel Rise Holdings Limited and Prosper East Limited, investment funds affiliated with China Construction Bank Corporation, and Apollo Asia Investment Limited, an investment fund affiliated with Bank of China, in which these investors agreed to subscribe for 240 million series A redeemable convertible preferred shares of LDK Silicon & Chemical Technology Co., Ltd., or LDK Silicon, which represent, on an as-if-converted basis, approximately 18.46% of the aggregate issued and outstanding share capital of LDK Silicon, for an aggregate price of $240 million. Pursuant to the terms of the investment agreement, we and/or LDK Silicon may be required to redeem those preferred shares, representing, on an as-converted basis, approximately 18.46% of its aggregate issued and outstanding share capital on a post-money basis. The investors under this agreement have the right to require us and/or LDK Silicon to redeem these preferred shares at a redemption price equal to 100% of the subscription price plus a 23% investment internal rate of return if there should occur any material breach by us of the terms and conditions of the investment agreement prior to a qualified initial public offering (as defined in the agreement) or if LDK Silicon fails to complete its qualified initial public offering within two years of the closing of the investment. Under the agreement, we will also be required to pay cash compensation to the investors if the consolidated net profit of LDK Silicon and its subsidiaries fails to achieve a targeted net profit of $190 million in 2011. The completion of this investment is subject to various PRC governmental approvals relating to investments in foreign enterprises in addition to the relevant corporate approvals of the investors. We currently expect to complete this transaction in the second quarter of 2011, although we cannot assure you that we will be able to do so.

As discussed above in “—We are operating with a significant working capital deficit; if we do not successfully execute our liquidity plan, we face the risk of not being able to continue as a going concern,” obtaining additional bank financing is one element of our liquidity plan to address our liquidity problem. However, the lenders under our existing credit facilities as well as those for any new loan facilities we negotiate could terminate or refuse to fund additional borrowings, or raise the interest rates, under these facilities. In general, these facilities are subject to credit review and other conditions imposed by the lenders at the time we request additional borrowings under these facilities. In addition our failure to comply with certain covenants in our loan and guarantee agreements may make it more difficult to obtain additional borrowings. If we are unable to borrow additional amounts under our existing credit facilities or any new facilities we negotiate, we may lack sufficient financial resources to make payments on our outstanding and future debt obligations, address our liquidity problem, or fund our other cash requirements.

Our ability to generate sufficient cash to satisfy our outstanding and future debt and other obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. We anticipate that our operating cash flow will be sufficient to meet our anticipated operating expenses and to service our debt obligations as they become due. However, we cannot assure you that we will be able to generate sufficient cash flow for these purposes. If we are unable to service our indebtedness and other obligations, we will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking equity capital. These strategies may not be instituted on satisfactory terms, if at all.

Furthermore, the PRC government may pass measures to tighten credit, including trade financing, available in the PRC market. For example, in February 2011, China’s central bank, the People’s Bank of China, or PBOC, raised its benchmark one-year lending rate by 25 basis points to 6.06% and, in April 2011, PBOC raised the rate by an additional 25 basis points to 6.31%. In addition to the higher interest rate, in April 2011, PBOC increased the deposit reserve ratio requirements of China’s domestic lenders from 20.0% to 20.5% for large banks and from 16.5% to 17.0% for small and medium-sized banks. These actions appear to mark the start of a more aggressive phase of monetary tightening in China. Further policy changes could also materially affect the cost and availability of short-term financing, our liquidity and access to capital and our ability to operate our business.

We may incur additional debt obligations to finance our operations and, as a result, we may allocate an increasing portion of our cash flow to service these obligations. This could impair our ability to make necessary capital expenditures, develop business opportunities or make strategic acquisitions. Our business may not generate sufficient cash flow from operations in the future to service our debts and make necessary capital expenditures, in which case we may seek additional financing, dispose of certain assets or seek to refinance some or all of our debts. In addition, these alternatives may not be implemented on satisfactory terms, if at all. Although we had positive net cash flow of $333.1 million, $18.6 million and $560.0 million from operating activities in the years ended December 31, 2008, 2009 and 2010, respectively, we cannot assure you that we will have positive net cash flows from operating activities in the future. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing existing indebtedness or seeking financing from the capital markets. We cannot assure you that we would be able to implement these strategies successfully or on satisfactory terms. Any of these constraints upon us could materially and adversely affect our business, financial condition, ability to satisfy our obligations and results of operations.

In addition, the indenture governing our 2014 senior notes prohibits us from incurring additional indebtedness unless (i) we are able to satisfy certain financial ratios or (ii) we are able to incur such additional indebtedness pursuant to any of the exceptions to the financial ratio requirements, and meet other applicable restrictions. Certain of our financing arrangements also impose operating and financial restrictions on our business. You may find additional information under “Item 5. Operating and Financial Review and Prospects — F. Tabular Disclosure of Contractual Obligations” and “Item 10. Additional Information — C. Material Contracts.” These restrictions in the indenture governing our 2014 senior notes and our other financing arrangements may negatively affect our ability to react to changes in market conditions, take advantage of business opportunities we believe to be desirable, obtain future financing, fund required capital expenditures, or withstand a continuing or future downturn in our business or the general economy. Moreover, our ability to meet these financial and operating ratios and restrictions may be affected by any deterioration of our business, financial condition or results of operations or by events beyond our control. Such events could impact our ability to satisfy these ratios or restrictions and result in a violation of the terms of certain of our financial arrangements or the indenture governing our 2014 senior notes. We cannot assure you that we will be able to comply with these ratios or restrictions. Any of these factors could materially and adversely affect our ability to satisfy our obligations under our 2014 senior notes, our convertible senior notes and other debt.

If we fail to comply with the covenants under our loan and guarantee agreements or obtain consents or waivers in respect of any breach of these covenants, our financial condition, results of operations and business prospects may be materially and adversely affected.

Certain of our loan and guarantee agreements require the consent of the lenders before we can undertake significant corporate transactions, including, without limitation, obtaining new loans, providing new guarantees, the sale or disposal of major assets and the pledge of assets. Also, Mr. Xiaofeng Peng, our chairman, chief executive officer and principal shareholder, has agreed to grant personal guarantees under certain of our loans. Some of these guarantees that Mr. Peng has provided also restrict him from granting guarantees to other lenders without the consent of the relevant lender.

We have not complied with, and may from time to time fail to comply with, certain of these covenants. In particular, we have failed to comply with the requirements that we obtain consents from our lenders prior to pledges of assets for obtaining additional loans, providing new guarantees or obtaining new loans and that we notify or obtain consents from our lenders upon or prior to effecting certain corporate actions, changing certain corporate registration records or taking certain related-party transactions. Mr. Peng breached the terms of some of the guarantees by extending guarantees to other lenders without consent of the relevant lenders. In response to these breaches, we have obtained consents or waivers from all the relevant lenders. However, we cannot assure you that we will succeed in obtaining consents or waivers for breaches of these covenants if we or Mr. Peng were to breach these covenants in the future. Furthermore, in connection with any future consents or waivers, our lenders may impose additional operating and financial restrictions on us and otherwise seek to modify the terms of our existing loan agreements in ways that are adverse to us.

If we or Mr. Peng were to breach certain covenants or terms of these loans or guarantees, as the case may be, and we are not able to obtain consents or waivers from the lenders or prepay these loans, these breaches could constitute an event of default under the loan agreements. As a result, repayment of the indebtedness under the relevant loan agreements may be accelerated, which may in turn require us to repay the entire principal amounts, including interest accrued, of certain other existing indebtedness prior to their maturity under cross-default provisions in our existing loan agreements, including the indentures relating to our convertible senior notes and 2014 senior notes. If we are required to repay a significant portion or all of our existing indebtedness prior to their maturity or if we are unable to borrow additional amounts under existing credit facilities, we may lack sufficient financial resources to make these payments or to fund our other cash requirements.

Any of those events could have a material adverse effect on our financial condition, results of operations and business prospects. You may also refer to the risk factor entitled “— Our operations are restricted by the terms of the 2014 senior notes; if we are unable to comply with the restrictions and covenants in our debt agreements, including the indenture governing the 2014 senior notes, there could be a default under the terms of these agreements, which could cause repayment of our debt to be accelerated” for additional risks.

We require a significant amount of cash to fund our planned future capital expenditure requirements and working capital needs; if we cannot obtain additional sources of liquidity when we need it, our growth prospects and future profitability may be materially and adversely affected.

We produce polysilicon in two plants, Mahong Plant located at Xinyu Hi-Tech Industrial Park and Xiacun Plant, located at Yushui Xiacun Industrial Park in Xinyu City. As of March 31, 2011, our total polysilicon annual production capacity was approximately 12,000 MT, representing contributions of approximately 1,200 MT from our Xiacun Plant and approximately 10,800 MT of from our Mahong Plant. We will need additional funding to finance the expansion of our Xiacun Plant to reach a polysilicon production capacity of 3,000 MT per year and the construction of a third production train and debottlenecking in our Mahong Plant to bring it up to a polysilicon production capacity of 22,000 MT per year and bring our total polysilicon production capacity to 25,000 MT per year, by the end of 2011.

During 2011, in addition to our planned polysilicon capacity expansion, we plan to expand our annualized production capacity to 4.2 GW of solar wafers, 1.8 GW of solar cells and 3.0 GW of solar modules. As of March 31, 2011, we had an annualized production capacity of approximately 3.5 GW of solar wafers, 570 MW of solar cells and 1.6 GW of solar modules. We will also need substantial additional funding to finance our continued solar wafer, cell and module production capacity expansion, and our working capital requirements. In April 2011, we announced a $40 million investment to add a sapphire wafer manufacturing capability to our facilities in Nanchang City, Jiangxi Province, and a $35 million investment to establish a new manufacturing line to produce silane gas in our Xinyu polysilicon manufacturing facilities. These additional expansions will also require additional funding not only for such and related capital expenditures but also for the related working capital needs. We will also need capital to fund our research and development, or R&D, activities to remain competitive on cost and technology. In addition, future acquisitions, expansions, market changes or other developments may require us to obtain additional financing. Historically, we have relied on equity, convertible debt and senior debt offerings, substantial short-term borrowings and advance payments from customers to finance our capital expenditures, working capital requirements, and the refinancing of our outstanding indebtedness.

Our ability to obtain external financing in the future is subject to a number of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by companies in our industry;

•	economic, political and other conditions in China and elsewhere; and

•	the speed and duration of the recovery from the global economic slowdown and financial market crisis of late 2008 and early 2009.

If we are unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, our strategy to increase our vertical integration will be negatively affected and our growth prospects and future profitability may be materially and adversely affected.

Reduction or elimination of government subsidies and economic incentives for the PV industry could cause demand and prices for our products to decline, thus adversely affecting our business prospects and results of operations.

Growth of the PV market, particularly for on-grid applications, depends largely on the availability and size of government subsidies and economic incentives, particularly those granted by European governments. The cost of solar power now substantially exceeds the cost of conventional power provided by electric utility grids in most locations around the world. Various governments have used different policy initiatives to encourage or accelerate the development and adoption of solar power and other renewable energy sources. Renewable energy policies are in place in many European Union member states, most notably Spain, Germany and Italy, certain countries in Asia, and the United States. Examples of government-sponsored financial incentives include capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end-users, distributors, system integrators and producers of PV products. These policies are intended to promote the use of solar power in both on-grid and off-grid applications and to reduce dependency on conventional forms of energy. However, governments may decide to reduce or eliminate these economic incentives for political, financial or other reasons, including in response to fiscal pressures currently affecting many developed nations. Governments may reduce these economic incentives in several ways, including imposing ceilings on the total amount of economic incentives available and reducing feed-in tariffs. If the reduction or elimination of government subsidies and economic incentives are not implemented prudently, such reduction or elimination may adversely affect the growth of this market or result in increased price competition, either of which could cause our revenues to decline.

Government subsidies have been reduced in a few countries and may be further reduced or eliminated in the future. For instance, in 2009 and 2010, the German government reduced the country’s solar energy feed-in tariffs. The German government announced in the beginning of 2011 that it expected to further trim solar power subsidies by up to 15% in 2011 as demand for solar power panels continued to thrive in the country. In Spain, since 2009, continued reductions in feed-in tariffs as a result of the government’s spending cuts have resulted in a weakened solar market. The Italian government also recently announced plans to reduce feed-in tariffs in an effort to curb overheating of its solar market. This announcement led to delays in solar power projects in Italy, as the uncertainty over the regulatory regime caused inaction by market participants while they await the final regulations. As a result, we experienced delays in shipments of our products to certain customers in Italy in 2011. There can be no assurance regarding the magnitude or length of time of the effects on our financial results caused by this development in Italy. Reductions in, or eliminations of, government subsidies and economic incentives before the PV industry reaches a sufficient scale to be cost-effective in a non-subsidized marketplace could reduce demand for our products and adversely affect our business prospects and results of operations. In addition, reductions in, or eliminations of, government subsidies and economic incentives may cause the prices for the products of our customers to decline and we may in turn face increased pressure to reduce the sale price of our products. To the extent any price decline cannot be offset by further reduction of our costs, our profit margin will suffer. Furthermore, as European governments continue to decrease their subsidies and Europe continues to be the primary market for solar power products, Chinese solar power products may experience excess capacity, which would adversely affect our business and prospects.

Global supply of PV products may exceed demand, which could cause prices for our products to decline, and we may develop excess production capacity and excess inventory.

Prices for our wafer, polysilicon and module products are based on a variety of factors, including global prices for these products, supply and demand conditions, and the terms of our customer contracts, including sales volumes. According to Solarbuzz, global polysilicon and wafer prices declined significantly in the past two years. The spot price of polysilicon fell from $450 per kilogram in 2008 to approximately $80 per kilogram in the fourth quarter of 2010, according to Solarbuzz. Similarly, wafer prices fell below $2 per watt for the first time ever in 2009, and reached $0.91 per watt in the fourth quarter of 2010, according to Solarbuzz. As the solar power industry is expected to be increasingly competitive, we expect there to be continued downward pressure on pricing along the solar power value chain in the next few years due to anticipated cost reductions across the supply chain, increased volumes, and industry improvements in operational efficiency and technology.

Declining wafer prices have had a negative impact on the net realizable value of our inventories and we have had to write down the carrying value of our inventories to the extent that they are greater than their net realizable value. For the years ended December 31, 2008, 2009 and 2010, we recognized inventory write-downs of $302.3 million, $177.8 million and $0.3 million, respectively, representing the amounts that the book value of our inventories exceeded their estimated net realizable values, primarily as a result of the decline in wafer selling prices. If PV product prices decline in the future and we are unable to lower our costs in line with the price decline, our gross margins will be adversely affected and we could be required to make additional inventory write-downs.

In addition, the planned expansion and any aggressive expansion of manufacturing capacity in the future by us and our competitors may result in significant excess capacity in solar power products and, as a result, prices may further decline and our utilization rate may decrease. During 2011, we plan to expand our annualized production capacity of polysilicon, solar wafers, cells and modules to approximately 25,000 MT, 4.2 GW, 1.8 GW and 3.0 GW, respectively. Our expansion plans have been based on our projected market demand for solar polysilicon, wafers and modules. There has been an industry-wide expansion effort to increase the overall capacity for various products along the PV supply chain. However, the past and continued expansion of production capacity by us and our competitors may result in significant excess capacity in the overall solar industry. As a result, prices for these products may decline, our production capacity utilization ratios may decrease and our results of operations and financial condition may be adversely affected.

Furthermore, we typically maintain a certain level of inventory of raw materials and finished goods based on our projected market demands. If the actual market demands fall short of our expectations, we will have excess inventory, which will adversely affect our working capital, and we could also be required to make inventory write-downs and our profitability could be adversely affected.

We have experienced significant quarterly fluctuations in our results of operations, and therefore our quarterly results are not indicative of our annual results and should not be unduly relied upon.

We have historically generated substantially less revenue in the first quarter of the year than the other three quarters largely due to the holiday season in China, lower shipments in the European market due to winter weather as well as the downward adjustment in feed-in tariffs and subsidies at the beginning of each year. In addition, our changing product mix can lead to fluctuations in revenues and margins which may affect our first quarter profitability. Our customers also tend to place orders with us in the first quarter of a calendar year when their budget year begins. In 2008, approximately 14.2%, 26.9%, 33.0% and 25.9% of our annual revenues were generated in the first, second, third and fourth quarters, respectively. In 2009, approximately 25.8%, 20.8%, 25.7% and 27.7% of our annual revenues were generated in the first, second, third and fourth quarters, respectively. In 2010, approximately 13.9%, 22.5%, 26.9% and 36.7% of our annual revenues were generated in the first, second, third and fourth quarters, respectively. Our gross profit margins also tend to fluctuate on a quarterly basis largely due to fluctuations in the market prices of PV products we sell, our product mix, our ability to reduce manufacturing costs, our ability to procure low cost raw materials such as polysilicon, cells and other materials, and our ability to ramp up our in-house polysilicon and cell production. We anticipate that we will continue to experience significant fluctuations in revenues, cost of revenues and other results of operations from quarter to quarter during any year in the future. This quarterly fluctuation of revenues and other results of operations has adversely affected and is likely to continue to adversely affect our cash flow and working capital positions on a quarterly basis.

In addition, certain recent developments have adversely affected our results of operations in 2011 to date:

•	delays in shipments of products to certain customers in Italy due to a recent announcement by the Italian government of plans to reduce its subsidies for the solar industry;

•	the seasonal slowdown in our business due to the Chinese New Year holiday; and

•	delays in shipments of products to certain customers in Japan due to the effects of the Japan earthquake and tsunami in March 2011 on Japanese customer demand for our products.

There can be no assurance regarding the magnitude or length of time of the effects on our financial results caused by the developments in Italy and Japan described above.

Failure to complete our polysilicon production facilities, to bring them up to full capacity within budget and on schedule or to produce polysilicon that meets our quality standards and cost objectives could adversely affect our results of operations and our business expansion strategies.

We produce polysilicon in two plants, the Xiacun Plant and the Mahong Plant. We commenced the construction of the Xiacun Plant in August 2007 and completed the first production run in January 2009. The Xiacun Plant reached an installed annualized polysilicon production capacity of approximately 1,200 MT as of March 31, 2011, and we intend to expand it further to 3,000 MT by the end of 2011. Our Mahong Plant had, as of March 31, 2011, an installed annualized production capacity of approximately 10,800 MT. We produced a total of approximately 5,052 MT of polysilicon in 2010 and expect to produce between 10,000 to 11,000 MT in 2011. In addition, we rely in large part on contractors, consultants, managers and technicians that we have hired or will hire to construct, complete, operate and maintain these plants. We also rely on equipment that we have imported or contracted to import for our polysilicon production operations. If we fail to successfully increase our aggregate production capacity to our targeted production capacity, our business expansion strategy may be adversely affected and our per unit depreciation expenses will be disproportionately higher.

In addition, polysilicon production is a capital-intensive business. We have expended and will continue to expend significant financial and other resources in order to construct, start-up, test-run and ramp up this new line of business. Apart from the risks described above, our ability to successfully construct and ramp up our polysilicon production plant is subject to various other risks and uncertainties, including:

•	the need to procure additional equipment at reasonable cost and on a timely basis;

•	the need to raise additional funds to finance the construction, ramp-up and maintenance of the polysilicon plant, which we may be unable to obtain on reasonable terms or at all;

•	construction delays, delays in equipment deliveries and cost overruns;

•	our ability to install, implement and maintain the trichlorosilane, or TCS, and hydrogen chloride, or HCl, facilities and closed-loop systems for each of our polysilicon production facilities;

•	difficulties in recruiting and training additional skilled employees, including technicians and managers at different levels;

•	diversion of significant management attention and other resources; and

•	delays or denials of required approvals, including environmental approvals, for our land acquisition and plant construction by relevant government authorities. In particular, new conditions relating to entry into the polysilicon industry promulgated by the Ministry of Industry and Information Technology, NDRC and the Ministry of Environmental Protection may make it even more difficult to obtain approvals for the construction of our polysilicon plants. See also “—Our operations in China require various governmental approvals, and we do not yet have the approval of some of the governmental authorities for the full capacity of our operations, including parts of our facilities that we have already constructed and started using, and failure to obtain these approvals could adversely affect our growth and profitability.”

Product defects and the possibility of product defects could cause significant damage to our market reputation and reduce our product sales and market share. If we cannot successfully maintain the consistency and quality of our polysilicon products throughout our production process, the quality and performance of our polysilicon products may be affected. If we produce defective polysilicon, or if there is a perception that our products are of substandard quality, the costs we incur in manufacturing or procuring replacement polysilicon products may increase substantially, our credibility and market reputation will be harmed and sales of our polysilicon products may be adversely affected.

If we fail to complete the expansion of our polysilicon production plants in time or operate them at their designed capacity or fail to produce polysilicon that meets our quality standards, or if the construction and ramp-up costs significantly exceed our budget, our results of operations, implementation of our vertical integration, business expansion and low-cost production strategies will be materially and adversely affected.

We have limited experience producing polysilicon and may not succeed in producing polysilicon cost-effectively.

We commenced polysilicon production in the third quarter of 2009. As of March 31, 2011 our installed annual polysilicon production capacity was 12,000 MT. We have limited experience producing polysilicon and may, therefore, face significant operational challenges in our polysilicon production. The technology we use to produce polysilicon is complex and is continuously being modified in an effort to improve yield and product performance. Microscopic impurities such as dust and other contaminants, difficulties in the production process, disruptions in the supply of utilities, or defects in the key materials and tools used in production could interrupt production, reduce yield or cause some of our polysilicon to be unfit for its intended use. If we face technological difficulties in our production of polysilicon, we may be unable to achieve cost-effective production of polysilicon. Although our current production cost of polysilicon is below the market price, we will need to continue to reduce our costs in order to remain cost-competitive. We cannot assure you that our polysilicon feedstock produced in-house will be cost-competitive.

Our effective capacity and ability to produce high volumes of polysilicon depend on the cycle time for each batch of polysilicon. We may encounter problems in our production process as a result of, among other things, production failures, construction delays, human error, equipment malfunction, or process contamination, all of which could seriously harm our operations. We may experience production delays if any modifications we make in the production process to shorten production cycles are unsuccessful. Moreover, failure to achieve acceptable production levels may make our polysilicon prices uncompetitive, which could materially and adversely affect our business, financial condition and results of operations.

TCS is one of the most costly chemicals used in the production of polysilicon. We produce TCS internally via chlorination of metallurgical grade silicon feedstock. Our ability to convert the silicon tetrachloride, or STC, generated as a by-product from our TCS production process back into TCS to re-enter the decomposition procedure, forming a “closed loop,” is a critical factor in increasing our output and reducing our production costs and environmental compliance costs. Currently, we use a hydrogenation process to thermally convert STC to TCS. Our current thermal converters, however, cannot recycle all of our STC into TCS. Therefore, we have to rely on third parties to off-take the excess STC and purchase additional TCS from external suppliers to support our production. A significant increase in recycling STC into TCS will effectively resolve this bottleneck in our polysilicon production process. We are, for this reason, constructing hydrochlorination facilities to add on our production trains at Mahong Plant as an alternative conversion mechanism, which we expect will enable us to convert all of our STC to TCS. We expect these hydrochlorination facilities to enter commercial operation by the end of 2011. However, the production of TCS, including the STC-to-TCS conversion mechanisms, is difficult and requires strict controls over the management of raw materials and the production process. We have had no previous experience producing TCS. Therefore, we cannot assure you that our production of TCS will be more cost-efficient than purchasing TCS from external suppliers. Although we now are able to produce internally a substantial portion of TCS we need for our operations, we may from time to time be required to purchase from external sources an additional amount of TCS.

We cannot assure you that we will be successful in developing the hydrochlorination procedure with higher STC conversion rates than our current thermal hydrogenation method. If we are unable to establish and enhance our hydrochlorination process, further increase production yield and benefit from efficiencies of scale in purchasing, producing, sales, and shipping, or source the amount of TCS we require at a reasonable cost, or at all, we may not be able to achieve lower costs per unit of production, which would decrease our margins and lower our profitability. Any of the foregoing factors could materially and adversely affect our business, financial condition and results of operations.

We have limited experience and operating history in the solar module businesses, and we may not be successful in our new module sale endeavors, which could adversely affect our business expansion strategies and harm our reputation.

We commenced our solar module business in the third quarter of 2009. As of March 31, 2011, our annualized solar module production capacity was 1.6 GW. We sell solar modules, principally to international solar panel makers, solar system integrators and PV wholesale distributors. Although we are expanding our solar cell production capabilities, we currently procure most of the solar cells we use in manufacturing modules primarily from third-party solar cell manufacturers. During the third quarter of 2010, we completed the installation and trial run of our first solar cell production line. As of March 31, 2011, we had an aggregate annualized production capacity of approximately 570 MW. We use all of the solar cells that we produce in our production of solar modules. Our ability to successfully implement our solar module business strategy is subject to various risks and uncertainties, including:

•	our short history in the new businesses, including the manufacture of solar cells;

•	the solar module business typically has longer cash conversion cycles with respect to inventory and therefore will lengthen our accounts receivable turnover time;

•	our expanded warranty liabilities associated with the solar module business, with warranty periods of 20 to 25 years;

•	our reliance on third-party solar cell manufacturers in meeting our obligations to our module customers;

•	our ability to increase our in-house cell manufacturing capabilities;

•	potential conflicts with our customers as a result of our direct competition with them in the solar module business; and

•	new risks associated with the solar module business yet to be fully understood by the industry and market.

In addition, we will need to recruit additional skilled employees, including engineers, technicians and managers at different levels for our successful expansion into this business. Our current management team has limited experience in this area and we also face additional difficulties in staffing our overseas operations. All these factors could adversely affect our business expansion strategy and our chance of success in this expansion.

Unexpected equipment failures or accidents, including the release of hazardous materials, may lead to production curtailments or shutdowns, personal injuries, deaths or damage to properties.

Our wafer manufacturing and polysilicon production processes use equipment that requires skill and experience for safe operation, such as reactors, directional solidification system furnaces, or DSS furnaces, squarers and wire saws. Our production of polysilicon requires the use of volatile materials and chemical reactions that are sensitive to temperature, pressure and external controls to maintain safe and commercial operation. For example, in the production of polysilicon we use TCS, which is a type of chlorosilane gas that, when purified, is highly combustible upon contact with air, making it potentially destructive and extremely dangerous if mishandled or used in uncontrolled circumstances. We could experience events such as equipment failures, explosions or fires due to employee errors, equipment malfunctions, accidents, electric power or cooling water supply interruptions, natural disasters or other causes. The occurrence of a catastrophic event involving TCS at one of our polysilicon production plants could disrupt or destroy a significant portion or all of our polysilicon production capacity at the facility involved for a significant period of time. In addition, these events could damage properties, cause personal injuries or even deaths. As a result of these types of accidents or events, we may experience production curtailments or shutdowns or periods of reduced production, which would negatively affect our results of operations. In addition, our polysilicon operations involve the use, handling, generation, processing, storage, transportation and disposal of hazardous materials that may result in fires, explosions, spills, leakage and other unexpected or dangerous accidents causing personal injuries or death, property damage, environmental damage and business interruptions. We have experienced accidents at our plants, which have resulted in serious bodily injuries to a few of our employees and third-party contractors and shut-down of some of our facilities. We cannot assure you that other accidents at our plants due to machinery malfunctions or mishandling of hazardous materials or other reasons will not occur in the future. Any event of these types could result in civil lawsuits or regulatory enforcement proceedings, which in turn could lead to significant liabilities. Damage from any of these events or disruptions may not be adequately covered by insurance, and could also damage our reputation, any of which could have a material adverse effect on our business, operating results and financial condition.

Increases in electricity costs or shortage or interruption of electricity supply may adversely affect our operations.

We consume a significant amount of electricity in our wafer and polysilicon manufacturing operations, and we require a constant supply of electricity to maintain optimal production conditions. If these levels are not maintained, we may experience significant delays and disruptions in our production. With the rapid development of the PRC economy, demand for electricity has continued to increase. There have been electricity supply shortages in various regions across China, especially during the summer peak season and in winter when the weather is inclement. For instance, in early 2008, due to severe weather conditions over a period of two weeks, the electricity supply to our plant was curtailed as a result of damages to some of the national grid lines in certain Chinese provinces, including Jiangxi Province. Consequently, we experienced delays in some of our shipments to customers and some of the shipments from our suppliers as a result of highway closures and power outages in various parts of China. In the summer of 2006, our production was also significantly disrupted due to power blackouts in Xinyu City. Although we have installed backup power transformer substations at our production plants, we cannot assure you that there will not be interruptions or shortages in our electricity supply or that there will be sufficient electricity available to us to meet our future requirements. Shortages in electricity supply may disrupt our normal operations and adversely affect our profitability.

In August 2006, the government of the Xinyu Industry Development District agreed to subsidize us for our utility charges for wafer production that are in excess of Rmb 0.40 per kilowatt-hour. At the then market rate for electricity of Rmb 0.55 per kilowatt-hour, we were effectively subsidized by Rmb 0.15, or $0.02, per kilowatt-hour that we used for our wafer production. In the years ended December 31, 2008, 2009 and 2010, we received an aggregate of $4.7 million, $4.8 million and $10.3 million, respectively, of these government subsidies. This utility arrangement was renewed for no less than three years from April 1, 2009. Pursuant to the new arrangement, the Xinyu Industry Development District government will subsidize us for electricity charges in wafer manufacturing that are in excess of Rmb 0.40 per kilowatt-hour. Since that new arrangement was reached, we have been recognized as a large enterprise in China, able to enjoy the current average rate of Rmb 0.659 per kilowatt-hour applicable to large enterprises. In July 2007, to support our polysilicon production in Xinyu City, the Xinyu municipal government additionally agreed to subsidize us for our utility charges for our polysilicon production in excess of Rmb 0.25 per kilowatt-hour. At the average market rate of Rmb 0.497 per kilowatt-hour as of December 31, 2010, we were effectively subsidized by Rmb 0.247, or $0.04, per kilowatt-hour that we used for our polysilicon production prior to our recognition by the PRC government as a large enterprise in China. This additional utility arrangement does not provide for an expiration date, although, the Xinyu municipal government could end the arrangement at any time.

In May 2010, the State Council and various PRC governmental agencies, including NDRC, issued a series of notices and instructions designed to control energy consumption and environmental pollution. One of these initiatives aims to immediately terminate preferential electricity consumption policies adopted by local governments that may benefit high-energy-consuming and/or highly polluting enterprises in their jurisdictions, unless the local preferential electricity consumption policies have been duly approved by the designated PRC central government agencies. None of our subsidy arrangements have been approved by a central government agency. The polysilicon industry has been included in the high-energy-consuming category under these central government notices. We are currently negotiating with the relevant local government with respect to our utility subsidies under these new governmental regulations and initiatives. We cannot assure you that we will be granted or continue to receive the same or similar subsidies as we have enjoyed so far. Neither can we assure that the local government will not have to terminate or reduce the current subsidies that it has agreed to grant us as a result of these recent regulations and initiatives by the PRC central government. Polysilicon production is energy-intensive and is highly dependent on continuous electricity supply. Our results of operations will be materially and adversely affected if our electricity supply is interrupted or if our electricity costs significantly increase upon expiration, termination or adjustment of our subsidy arrangements with the government.

We have recently started to engage in the solar power project and PV-related EPC business, and we may not be successful in these new endeavors, which could adversely affect our business expansion strategies and harm our reputation.

We develop solar power projects in the United States, Europe and China and may enter additional markets for project development in the future. As of the date of this annual report, we have one jointly controlled entity and six subsidiaries established under the laws of jurisdictions outside China, including Italy, Germany and the United States. We typically develop these projects with the intent of selling them to third parties upon completion of their development. For substantial projects, we have also used financing from commercial banks or financial institutions. We commenced our PV-related EPC business in China in the first quarter of 2009. Internationally, we conduct our EPC business both on our own and in collaboration with other EPC companies in Europe, while in China we use our own EPC capabilities. We have also been engaged in a number of solar power generation projects for sale to interested power companies. Our ability to successfully implement our solar power projects and PV-related EPC business strategy is subject to various risks and uncertainties, including:

•	our lack of experience in these new businesses;

•	the need to raise additional funds to finance our new business operations, which we may be unable to obtain on reasonable terms or at all;

•	the solar power project and PV-related EPC businesses typically have longer cash conversion cycles than our existing core businesses and therefore our accounts receivable turnover time may increase;

•	our expanded warranty liabilities associated with the solar power project and PV-related EPC businesses;

•	our possible lack of competitiveness in the solar power project and PV-related EPC businesses as compared to other vertically integrated PV companies;

•	potential delays in our timetable for the development of solar projects;

•	the costs incurred in developing these solar projects may exceed our budget;

•	our ability to sell our solar power projects within targeted timelines, or at all;

•	potential conflicts with our down-stream customers as a result of our direct competition with them in the solar power project and PV-related EPC businesses; and

•	the purchase of our solar power projects requires significant capital expenditures by our customers and these customers may have difficulty in obtaining the necessary financing on acceptable terms or at all.

In addition, we will need to recruit additional skilled employees, including engineers, technicians and managers at different levels, for our successful expansion into these businesses. Our current management team has limited experience in these areas and all these factors and uncertainties could adversely affect our business expansion strategy and our chance of success in this expansion.

Our new solar power business will likely require us to make substantial equity investments in new entities and require us to obtain substantial new debt financing.

We intend to develop new solar power projects through new companies that we establish or through jointly controlled entities or project partnerships. We expect to hold a majority equity interest in these project companies, which may require us to make substantial investments. In addition, we expect that these project companies will finance most of their project developments through debt financing. These obligations to fund these solar power development projects are expected, therefore, to make further demands on our capital expenditures and further increase our already substantial indebtedness. These capital expenditures and additional debt obligations could affect our liquidity, ability to obtain future financing or withstand any future downturn in our business or in the general economy.

We have recently announced our proposed investments in the sapphire wafer manufacturing and in silane gas production, and we may not succeed in these new lines of business, which could adversely affect our strategies to expand into higher value-added sectors and to lower our overall production costs.

In April 2011, we announced a $40 million investment to add a sapphire wafer manufacturing capability to our facilities in Nanchang City, Jiangxi Province, in order to be able to capture the growth opportunities in the LED industry. We also announced in April 2011 a $35 million investment to establish a new manufacturing line to produce silane gas in our Xinyu polysilicon manufacturing facilities in order to meet the growing demand from the semiconductor, solar and flat panel display industries. Although we regard these additions as a natural growth from our existing business operations, they nevertheless constitute new business ventures for us. We have not engaged in any sapphire wafer manufacturing or silane gas production before, and our ability to successfully implement such new business strategies is subject to various risks and uncertainties, including:

•	our lack of experience in these new businesses;

•	need to raise additional funds to finance our new business operations, which we may be unable to obtain on reasonable terms or at all;

•	sapphire wafer manufacturing requires technologies different from our current polysilicon wafers, involving additional or different machinery, raw materials, manufacturing process and labor skills;

•	silane gas is an extremely toxic gas, and its production is a highly dangerous process, which requires not only additional or different machinery and manufacturing process, but also extremely particular labor skills and care;

•	our possible lack of competitiveness in these new business operations as compared to other PV companies;

•	the costs incurred in developing these new business operations may exceed our budget; and

•	our ability to incorporate these new products into higher value-added products as we have contemplated, or at all.

In addition, as in any new business venture, we will need to recruit additional skilled employees, including engineers, technicians and managers at different levels, for our successful expansion into these new businesses. Our current management team has limited experience in these areas, and we have to rely on lateral hires to assist us. Such laterally hired employees may be under contractual obligations with their existing or former employers relating to non-competition, non-solicitation, confidentiality and intellectual property protection, and our employment of such personnel may be construed as a violation of such obligations, which may impede or delay our employment of such skilled managers, engineers or technicians. All these factors could adversely affect our business expansion strategy and our chance of success in these new expansion endeavors.

We have entered into long-term sales contracts with some of our customers that may be renegotiated at terms less favorable to us, result in the return of prepayments we have received, or which our customers may breach or otherwise fail to perform under. Any such changes, refunds or breaches may materially and adversely affect our operations and may result in costly and time-consuming litigation or other proceedings.

We have entered into long-term sales arrangements with some of our major customers. Pursuant to these arrangements, we have committed to supply each of them with specific quantities of wafers over the next few years, with some of these agreements subject to periodic negotiations of prices. We have also entered into framework agreements with other customers under which the volume and price, as well as other terms, are determined on a quarterly or annual basis or through monthly purchase orders. The global economic slowdown and crisis in the global financial markets in late 2008 and early 2009 caused a number of our customers to seek to terminate their contracts or request us to delay our shipments of wafers. At their request, we have re-negotiated various terms under the existing contractual arrangements, including contract quantity, price and delivery timetable. Through these developments, we have had to concede to terms that in some cases are less favorable to us. Under the contracts that are the subject of renegotiation, our customers may have made prepayments to us, and if we are unable to agree on mutually satisfactory terms with our customers we may have to return all or part of these prepayment amounts. Any significant deviation from the contract terms or our inability to negotiate or renegotiate acceptable quantity, price and delivery terms from time to time with our customers may disrupt our operations and materially and adversely affect our financial results.

Any litigation or arbitration arising out of customer contract renegotiations or breaches of these contracts by our customers could subject us to potentially expensive legal expenses, distract management from the day-to-day operation of our business and expose us to risks for which appropriate damages may not be awarded to or be collectable by us, any of which could materially and adversely affect our business and financial condition.

We have significantly expanded our polysilicon, wafer, solar cell and module manufacturing facilities to accommodate our expansion efforts and typically maintain a certain level of inventory of raw materials and finished goods based on our existing and projected contractual arrangements with our customers. Although we are subject to the risk of our customers not performing or attempting to renegotiate their existing contractual arrangements with us, we do not have the right to delay or renegotiate our existing procurement contracts with our polysilicon feedstock or equipment suppliers. As a result, any breach or default by our customers with respect to their contractual arrangements with us may result in our bearing any related economic losses. Consequently, the non-performance of contracts by our customers could have a material adverse effect on our financial condition and results of operations.

We depend on a limited number of customers for a significant portion of product sales generally; changes in customer purchase amounts, terms or patterns may cause significant fluctuations or declines in our revenues.

Our customers are mostly solar cell and module manufacturers, including Q-Cells AG, or Q-Cells, MEMC Electronic Materials Inc., or MEMC, JA Solar Holdings Co., Ltd., or JA Solar, Gintech Energy Corporation, or Gintech, Hyundai Heavy Industries Co., Ltd. or Hyundai, Phoenix Solar AG, or Phoenix Solar and Conergy Solar Module GmbH., or Conergy. During the years ended December 31, 2008, 2009 and 2010, our top five customers collectively accounted for approximately 48.6%, 45.5% and 30.6%, respectively, of our net sales. For the year ended December 31, 2008, Q-Cells and Canadian Solar Inc., or CSI, contributed 20.4% and 8.2%, respectively, to our net sales. For the year ended December 31, 2009, Gintech and Q-Cells contributed 12.5% and 10.7%, respectively, to our net sales and for the year ended December 31, 2010, Q-Cells and MEMC contributed 8.5% and 7.2%, respectively, to our net sales.

We expect to continue to rely on a relatively small number of customers for a significant portion of our net sales for the foreseeable future, in particular, for our net sales of our polysilicon and wafers. We cannot assure you that any of these customers will continue to purchase significant quantities of, or any, polysilicon or wafers from us. In particular in the case of wafer sales, where our customers have ceased to purchase significant quantities of wafers from us, we may have to find alternative customers for these wafers. If this trend continues, or if our customers decide to develop capabilities to produce the products they currently buy from us, our sales to these customers would be adversely affected. In addition, because of our reliance on a limited number of customers, any of the following events may cause material fluctuations or declines in our net sales and profits:

•	reductions, delays or cancellations of purchase orders from one or more of our significant customers;

•	loss of one or more of our significant customers and our failure to procure additional or replacement customers; and

•	failure of any of our significant customers to make timely payments for our products.

If we fail to develop or maintain our customer relationships with these and other customers, or if any of our major customers encounters financial or operational difficulties or reduces its purchases of our products, it may be difficult for us to find alternative customers on a timely basis and on commercially reasonable terms or at all. Some of these customers make prepayments to us, and if contracts are changed, these customers may ask for return of these prepayments. Any of these events may have an adverse effect on our revenue, profitability and cash flows.

Failure to secure sufficient quantities of polysilicon feedstock on commercially reasonable terms could adversely affect our business and results of operations.

Solar-grade polysilicon feedstock is an essential raw material in manufacturing our solar wafers. Until construction of our in-house polysilicon production facilities is complete and reaches its designed production capacity, our operations still depend on our ability to procure sufficient quantities of solar-grade polysilicon on a timely basis and on commercially reasonable terms to supplement our in-house polysilicon production. Polysilicon is also an essential raw material for the semiconductor industry, which requires polysilicon of higher purity than that used in the solar industry. Spot polysilicon prices fluctuated widely during 2008 to 2009, dropping from a high of $450 per kilogram in 2008 to $58 per kilogram in 2009 and rising back to approximately $80 per kilogram in the fourth quarter of 2010, according to Solarbuzz, a third-party market research firm. Most of our polysilicon supply agreements are subject to fluctuating market prices or price negotiations with our suppliers. In addition to price changes, suppliers may delay or default in their delivery obligations under the supply agreements.

Polysilicon production requires significant capital investments, and there are only a limited number of polysilicon producers in the world. These polysilicon producers provide polysilicon feedstock not only to the solar industry but also to the semiconductor industry. From time to time, we have experienced delays or defaults by some of our polysilicon suppliers in delivering supplies to us. Material or prolonged delays or defaults in polysilicon supply could adversely impact our production and delivery schedule and harm our reputation. Our suppliers of raw materials and equipment, particularly virgin polysilicon suppliers, require us to make prepayments from time to time. We make these prepayments, without receiving any collateral, in order to secure a stable supply of polysilicon. As of December 31, 2010, our prepayments to polysilicon suppliers amounted to $105.7 million. Some of our suppliers have failed to meet their delivery schedules in the past. In addition, we commenced production of polysilicon in the third quarter of 2009 and sell some of this output to third-party customers. As a result of this development, and as a result of perceived competition from us, some virgin polysilicon suppliers may not supply us with polysilicon. If we fail to develop or maintain our relationships with polysilicon suppliers, or if any of our major suppliers fail or become unwilling to deliver the polysilicon we have ordered on time or at all and do not return our prepayments or encounter difficulties in their production or shipment of polysilicon feedstock to us, whether due to natural disasters, labor unrest, adverse global financial market conditions, or any other reason, it may be difficult for us to find alternative sources on a timely basis and on commercially reasonable terms or at all.

We cannot assure you that we will continue to be able to acquire polysilicon in sufficient quantities and on commercially reasonable terms or that we will be able to pass any increased costs of polysilicon to our customers. If we fail to do either, our business and profitability will be materially and adversely affected.

We recognized a provision for doubtful recoveries of $38.5 million and $40.8 million, respectively, for prepayments to suppliers as of December 31, 2009 and 2010. Our claims for repayment of these amounts, or any other claims against our suppliers to recover prepayments, would rank as unsecured claims, which would expose us to the credit risks of our suppliers in the event of their insolvency or bankruptcy. Under such circumstances, our claims against the defaulting suppliers would rank below those of secured creditors, which would undermine our chances of obtaining the return of our advance payments. In addition, if the market price of polysilicon decreases after we prepay our suppliers, we may not be able to adjust historical payments insofar as they relate to future deliveries. Furthermore, if demand for our products decreases, we may incur costs associated with carrying excess materials. Accordingly, any of the above scenarios may have a material adverse effect on our financial condition, results of operations and liquidity.

If we are not able to manage our growth effectively, our results of operations may be adversely affected.

We have expanded our business operations significantly over the past few years. Although we revised our expansion plan in light of the global economic slowdown and crisis in the global financial markets of late 2008 and early 2009, we still have an aggressive expansion plan for the next few years. The success of our business expansion and operational growth will depend upon, among other factors, the general economic environment for the solar industry, our success in implementing our liquidity plan, our ability to succeed in our new businesses, our ability to maintain and expand our relationships with customers, suppliers and other third parties, the improvement of our operational and financial systems, enhancement of our internal procedures and controls, increase in our production capacity and output, and effective recruitment, training and retention of technicians and skilled employees. We cannot assure you that the current global solar markets and prospects will support our expanded production capacity or that our current and planned operations, personnel, systems, internal procedures and controls will be adequate to support our growth. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, successfully execute our business strategies or respond to the competitive economic environment and pressures, and our business, results of operations and financial condition may be adversely affected.

Our customers may not prepay for their orders under agreed contractual terms, resulting in longer accounts receivable turnover cycles.

We have required certain customers to prepay a portion of the purchase price of their orders. These prepayment arrangements with our customers have historically allowed us to rely less on borrowings to cover our working capital cash needs. During the global economic slowdown and financial market crisis of late 2008 and early 2009 this practice was less sustainable, and, as a result, we agreed to reduce the contractual prepayments of some of our customers and accepted payment from other customers upon the delivery of our goods. Advance payments from customers decreased from $744.0 million as of December 31, 2008 to $376.8 million as of December 31, 2009, and further to $344.8 million as of December 31, 2010. Our accounts and bills receivable increased from $217.9 million as of December 31, 2009 to $384.3 million as of December 31, 2010. Our recent expansion into the solar module and other PV down-stream businesses has not only increased our working capital needs but has also extended our overall accounts receivable turnover time. Our module customers typically require longer payment terms as compared to our wafer customers. Our down-stream business tends to increase our inventory turnover days as compared to our wafering business. As a result, our expansion into solar module and other down-stream businesses may cause our working capital needs to significantly increase. If our working capital requirements increase, our business operations may be materially and adversely affected if we fail to raise more cash on a timely basis, or at all, due to the resulting longer accounts receivable turnover cycles.

Our operations in China require various governmental approvals, and we do not yet have the approval of some of the governmental authorities for the full capacity of our operations, including parts of our facilities that we have already constructed and started operating, and failure to obtain these approvals could adversely affect our growth and profitability.

Business operations of our scale require approvals by and registrations with various PRC governmental authorities, including project approvals, land use right approvals and property rights registrations. We have obtained approval from NDRC or its local counterparts in China to produce only a portion of our planned aggregate installed annualized production capacity at our polysilicon production plants and our wafer manufacturing facilities. NDRC or its local counterparts in China have not issued approval for our planned capacity additions, including for some facilities that we have already constructed and started using. Because we do not have these approvals, we may be required to cease using them and it may not be possible to complete various formalities with government authorities in charge of various regulatory approval issues including land, buildings, urban planning, quality regulation, safety, administration for industry and commerce, customs, taxation, environmental protection, and foreign exchange administration. Although we have obtained land use right certificates and property ownership certificates for the property underlying a majority of our manufacturing facilities, as of the date of this annual report, we are still in the process of acquiring the land use right certificates relating to properties with a total of approximately 658,082 square meters and property ownership certificates relating to properties with a total of approximately 846,275 square meters, all of which are underlying certain of our polysilicon production facilities and wafer production facilities. If we fail to obtain, or experience material delay in obtaining, these land use right certificates and property ownership certificates, our business, results of operations, and financial condition may be materially and adversely affected.

We intend to apply for such approvals from NDRC to the extent necessary for our operations and additional installed annualized production capacity in line with our expansion plan. The approval of NDRC or its local counterpart is required before we can increase our investment to construct additional production capacity and commence construction of such facilities. In addition, the PRC government has recently issued various notices that polysilicon production in China has reached excess levels as a result of the significant investments in the sector while the global market for PV products has not kept pace with these expectations. The State Council and various PRC governmental agencies, including NDRC, issued a series of notices and instructions in May 2010 in an effort to control energy consumption and environmental pollution, in which the polysilicon industry has been identified in both the over-capacity and the high-energy-consuming categories under these central government notices. If we are not able to obtain the necessary approvals, we will not be able to achieve our planned manufacturing capacity in 2011 and beyond, which could require us to stop using facilities in excess of our approved capacity or otherwise subject our facilities to use restrictions, thereby adversely affecting our growth and profitability.

We operate in a competitive market against players who may enjoy greater resources, and we may not be able to compete successfully.

The PV manufacturing market is highly competitive. Many of our current and potential competitors have a longer operating history, better name recognition, greater resources, larger customer base, better access to polysilicon feedstock and greater economies of scale than we do. In addition, most of our competitors manufacture solar cells or modules on a greater scale than we do. A number of our customers and suppliers are also our competitors. We have recently expanded into the downstream solar cell and module business and face a series of related risks as we have disclosed in the risk factors entitled “—We have limited experience and operating history in the solar module businesses outside China, and we may not be successful in our new international module sale endeavors, which could adversely affect our business expansion strategies and harm our reputation,” “—We have recently started to engage in the solar power project and PV-related EPC business and we may not be successful in this new endeavor, which could adversely affect our business expansion strategies and harm our reputation” and “—We have recently announced our proposed investments in the sapphire wafer manufacturing and in silane gas production, and we may not succeed in these new lines of businesses, which could adversely affect our strategies to expand into higher value-added sectors and to lower our overall production costs.” The key barriers to enter our industry at present consist of availability of financing and development of technological know-how. If these barriers disappear or become more easily surmountable, new competitors may successfully and more easily enter our industry, resulting in loss of our market share and increased price competition.

We have expanded our international business operations, and our failure or inexperience in these new endeavors could adversely affect our business expansion strategies and harm our reputation.

As we engage in and expand our operations, including sales and services, outside China, these international operations expose us to a number of related risks, including:

•	difficulty with staffing and managing overseas operations;

•	fluctuations in currency exchange rates;

•	increased costs associated with developing and maintaining marketing and distribution presence in various countries;

•	providing customer service and support in these markets;

•	our ability to manage multiple sales channels effectively as we expand our sales channels beyond distributors to include direct sales as well as sales to system integrators, end-users and installers;

•	difficulties and costs relating to compliance with the different commercial, legal and regulatory requirements of the overseas markets in which we offer our products and services;

•	failure to develop appropriate risk management and internal control structures tailored to overseas operations;

•	inability to obtain, maintain or enforce intellectual property rights;

•	unanticipated changes in prevailing economic conditions and regulatory requirements; and

•	trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, that could increase the prices of our products and services and make us less competitive in some countries.

As a part of our international business expansion, in January 2011, we entered into an agreement to acquire a 70% interest in Solar Power, Inc., a California-based solar power system company, or SPI, for approximately

$33 million. We completed this acquisition in March 2011. As we expand internationally, we may engage in additional acquisitions or undertake various other strategic alternatives, such as strategic alliances and joint ventures with other players in the PV industry. But in order to make such and other acquisitions and strategic alternatives synergistic and favorable to our overall business operations, integration and pro-active global management will be crucial to our success as a vertically integrated global PV player. A significant portion of our current operations are concentrated in China and, if we are unable to effectively manage these risks relating to international operations, they could impair our ability to expand our business abroad. As a result, our results of operations may be materially and adversely affected, and our business expansion and vertical integration strategies will be materially hampered.

We compete with alternative solar technologies, and we may not be able to compete successfully.

We are currently focused on crystalline silicon solar technologies and we compete with alternative solar technologies. The PV industry is characterized by evolving technologies and standards. These technological evolutions and developments place increasing demands on the improvement of our products such as higher PV efficiency and larger and thinner wafers. Some companies have spent significant resources in R&D of proprietary solar technologies that may eventually produce PV products at costs similar to, or lower than, those of crystalline silicon PV products without compromising product quality. For example, they are developing or currently producing PV products based on thin-film PV materials, which require significantly less polysilicon to produce than our crystalline silicon PV products. These alternative PV products may cost less than those based on crystalline technologies while achieving a competitive level of conversion efficiency. Our founder, chairman, chief executive officer and ultimate controlling shareholder, Mr. Xiaofeng Peng, in his personal capacity, and his family members are engaged in certain alternative energy projects, including a project involving thin-film technology. In addition, Mr. Peng and his family may invest or otherwise participate in their personal capacity in other alternative energy projects, such as projects involving solar thermal, wind energy and biofuels. After considering the available business opportunities, we have decided not to enter into thin-film module production.

The PV market in general also competes with other sources of renewable energy and conventional power generation. If prices for conventional and other renewable energy sources decline, or if these sources enjoy greater policy support than solar power, the PV market could suffer and our business and results of operations may be adversely affected.

We also compete with alternative polysilicon technology, and we may not be able to compete successfully.

Although the vast majority of polysilicon produced in the world utilizes the chemical vapor deposition process, or the modified or improved Siemens process, several alternative production processes have been developed that may have significantly lower production costs. Compared with other polysilicon production processes, a disadvantage of our improved Siemens process is the large amount of electricity required. For example, MEMC, Renewable Energy Corporation, or REC, and Wacker Chemie currently use, or are constructing facilities that use, the “fluidized bed reactor” method for producing polysilicon. Tokuyama has also developed a polysilicon technology called the “vapor-to-liquid deposition” process. Other producers are establishing capacities to produce upgraded metallurgical grade silicon as a low-cost alternative to solar-grade polysilicon produced through Siemens processes. Further developments in competing polysilicon production technologies may result in lower manufacturing costs or higher product performance than those achieved from Siemens processes, including the one that we employ. As a result, we may need to invest significant resources in R&D to maintain our market position, keep pace with technological advances in the PV industry and effectively compete in the future. Our failure to further refine and enhance our products or to keep pace with evolving technologies and industry standards could cause our products and production facilities to become uncompetitive or obsolete, which could in turn reduce our market share and cause our net sales and profits to decline.

We rely on a limited number of suppliers for our production equipment and consumables, and failure or delay by any of them in delivering equipment or consumables to us could adversely impact our production.

We rely on a limited number of equipment suppliers for all of our principal manufacturing equipment and spare parts, including our multicrystalline DSS furnaces, monocrystalline pullers, squarers that we use to cut ingots into smaller blocks, wafering wire saws that we use to slice these blocks into wafers, polysilicon reactors and converters that produce polysilicon with solar-grade purity, and solar cell related equipment. In addition, we rely on a limited number of suppliers for the consumables, such as crucibles and slurry, that we use in our wafer production. These suppliers have supplied most of our current equipment and spare parts, and we also rely on them to provide a substantial portion of the principal manufacturing equipment and spare parts contemplated in our expansion program, including polysilicon production. If we fail to develop or maintain our relationships with these and other equipment or consumables suppliers, or should any of our major equipment or consumables suppliers encounter difficulties in the manufacturing or shipment of its equipment or consumables to us, including due to financial difficulties or natural disasters, or otherwise fail to supply equipment or consumables according to our requirements, it will be difficult for us to find alternative providers for the equipment or consumables we need on a timely basis and on commercially reasonable terms. For example, in the first quarter of 2008, we experienced delays in the shipments of certain wafer production equipment, and these delays adversely affected the implementation of our expansion plan and our production schedule. We have entered into agreements to purchase some of our key equipment and consumables from domestic suppliers. In the event that our equipment and crucibles lead to defective or substandard products, our business, financial condition and results of operations could be adversely affected.

If we are unable to fulfill our customer orders or other commitments to customers on a timely basis, we may lose customers, our reputation may be damaged, and we may incur economic losses for breach of contracts.

We have experienced delays in fulfilling purchase orders from some of our customers due to shortages in supplies of polysilicon feedstock, constraints in our production capacity, and disruptions to our production as a result of various factors. For example, in early 2008, we experienced delays in the delivery of our products due to logistics disruptions as a result of extraordinary snow storms in China. In addition, our ability to meet existing contractual commitments to our customers depends on the successful and timely implementation of our expansion plan. If we are unable to fulfill our customer orders or other commitments to customers on a timely basis, we may lose our customers and our reputation may be damaged. Moreover, our contracts with our customers sometimes provide for specified monetary damages or penalties for non-delivery or failure to meet delivery schedules or product specifications. If any of our customers invokes these clauses against us, we may need to defend against the relevant claims, which could be time-consuming and expensive. We may be found liable under these clauses and be required to pay damages.

We are exposed to various risks related to legal proceedings or claims that could adversely affect our results of operations, financial condition and reputation, and may cause loss of business.

Litigation in general can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. We and/or our directors and officers have been and in the future may be involved in allegations, litigation or legal or administrative proceedings, including those related to alleged violations of securities laws. Regardless of the merits, responding to these matters and defending against litigation can be time consuming and costly, and may result in us incurring substantial legal and administrative expenses, as well as divert the attention of our management. Any such allegations, lawsuits or proceedings could have a material adverse effect on our business operations. Further, unfavorable outcomes from these claims or lawsuits could adversely affect our business, results of operations, or financial condition.

Our business depends on the continued services of our executive officers and key personnel and our business may be severely disrupted if we lose their services.

Our success depends on the continued services of our executive officers and key personnel, in particular Mr. Xiaofeng Peng, our founder, chairman and chief executive officer. We do not maintain key-man life insurance on any of our executive officers and key personnel. If one or more of our executive officers and key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. As a result, our business may be severely disrupted and we may have to incur additional expenses in order to recruit and retain new personnel. In addition, if any of our executives joins a competitor or forms a competing company, we may lose some of our customers. Each of our executive officers and key personnel has entered into an employment agreement with us that contains confidentiality and non-competition provisions. However, if any dispute arises between our executive officers or key personnel and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, that these agreements could be enforced in China where most of our executive officers and key personnel reside and hold most of their assets. In addition, Mr. Peng, our founder, chairman, chief executive officer and controlling shareholder, in his personal capacity, and his family members are engaged in certain alternative energy projects, including a project involving thin-film technology. Mr. Peng and his family may invest or otherwise participate in their personal capacity in other alternative energy projects, such as projects involving solar thermal, wind energy and biofuels. To the extent that Mr. Peng devotes significant time to any such projects, it may reduce his time and services devoted to our company as chairman and chief executive officer, which could materially and adversely affect our business.

Our founder, chairman, and chief executive officer, Mr. Xiaofeng Peng, has substantial control over our company and his interests may not be aligned with the interests of our shareholders.

Mr. Peng, our founder, chairman and chief executive officer, currently beneficially owns, through LDK New Energy Holding Limited, his wholly owned British Virgin Islands company, or LDK New Energy, 73,085,796 of our shares, representing approximately 49.7% of our outstanding share capital, without taking into account any securities that any shareholder or option holder has the right to acquire within 60 days after the date of this annual report through the exercise of any option, warrant or right. As such, Mr. Peng will have substantial control over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, dividend policy and other significant corporate actions. Mr. Peng may take actions that are not in the best interest of our company or our shareholders and other securities holders.

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

Our controlling shareholder, Mr. Peng, has directly or indirectly pledged a significant portion of his equity interests in our company to secure certain loan facilities. A default under these loan facilities could potentially result in a change of control of our company.

Our controlling shareholder, Mr. Peng, through his wholly owned entity, LDK New Energy, has pledged a significant portion of his equity interest (in the form of ordinary shares or ADSs) in our company to secure certain loan facilities to finance his investment in the thin-film solar project and other projects. These loan facilities also require LDK New Energy to pledge additional shares or ADSs or other collateral if the market value of the pledged shares or ADSs fall below a certain threshold. For example, the decline of the price of our ADSs on the New York Stock Exchange during May and June of 2010 triggered margin calls under these loan facilities. As of the date of this annual report, LDK New Energy has pledged up to 45.5 million of our ordinary shares (including ordinary shares represented by ADSs), representing approximately 31.0% of our outstanding ordinary shares, to secure such loan facilities. Under some loan agreements, Mr. Peng has also provided unlimited personal guarantees to secure the loans. LDK New Energy and Mr. Peng may from time to time obtain additional loans that are secured by a pledge of additional equity interests (in the form of ordinary shares or ADSs) in our company to finance the thin-film solar project or for other purposes. A recurrence of the global economic slowdown and financial market crisis or similar economic developments or declines in the market value of our ADSs could trigger additional margin calls for these loan facilities. Failure or delay by LDK New Energy to promptly meet these margin calls or other default under these financing arrangements could result in the sale or other disposition of some or all of the pledged shares. In addition, if we default under the loan agreements for which Mr. Peng has provided personal guarantee, Mr. Peng’s personal property, including his shares in us, may be seized and sold by the relevant lenders. Any of these events may potentially result in a change in control of our company.

Upon the occurrence of a change of control, we will be required to purchase the 2014 senior notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest in accordance with the terms of the respective indentures. In addition, a change of control of our company may constitute a default under certain of our loan agreements, which could potentially trigger cross-default provisions in other financing agreements as well as the 2014 Senior Notes and the convertible senior notes. If we are required to repay a significant portion or all of our existing indebtedness prior to their maturity or if we are unable to borrow additional amounts under existing credit facilities, we may lack sufficient financial resources to make these payments or to fund other cash requirements, which would have a material adverse effect on our financial condition, results of operations and business prospects.

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

If the average selling price or demand for PV products decrease dramatically, we may not be able to grow our business or generate sufficient revenues to sustain our profitability. For example, partially due to the global economic slowdown and turmoil in the global financial markets in late 2008 and early 2009, we incurred a net loss of $234.0 million for the year ended December 31, 2009.

Our strategy includes possible alliances, joint ventures, acquisitions and dispositions of assets, and restructuring of our business operations; our failure to successfully implement this strategy could have a material adverse effect on our business.

As part of our strategy, we intend to enter into strategic acquisitions and investments and establish strategic alliances with third parties in the solar industry if suitable opportunities arise. For example, in January 2008, we acquired 33.5% of Jiangxi Sinoma New Material Co., Ltd., or Jiangxi Sinoma, a Xinyu-based crucibles manufacturer, from Xinyu Chengdong Investment and Construction Co., Ltd. for consideration of approximately Rmb 16.8 million. In February 2010, we acquired crystalline module manufacturing equipment from Best Solar for consideration of $21.2 million, and in January 2011, we entered into an agreement to acquire a 70% interest in SPI, a California-based solar power system company, for approximately $33 million. We consummated this acquisition of the SPI equity interest in March 2011. We may engage in similar or other acquisitions and investments that we believe will complement our expansion strategies, including acquisitions or investments in new technology. We may also make strategic dispositions of our assets or restructure our business operations. We may raise additional financing through the disposal of our stakes in the polysilicon plant or any other business. Any strategic acquisition, investment and alliance with third parties could subject us to a number of risks, including risks associated with sharing proprietary information and a reduction or loss of control of operations that are material to our business. Moreover, strategic acquisitions, investments and alliances may be expensive to implement and subject us to the risk of non-performance by a counterparty, which may in turn lead to monetary losses that may materially and adversely affect our business. An acquisition could also expose us to related litigation and other proceedings, unknown liabilities and other unforeseen risks. For example, a putative class-action lawsuit was recently initiated by a minority shareholder of SPI seeking to enjoin our acquisition of SPI and seeking money damages. We were named a defendant together with SPI and its board of directors in this class action. This and other lawsuits and proceedings could cause us to incur additional legal and other costs and expenses (including the payment of damages, settlement sums or other compensation), which could be significant.

Product defects could result in increased costs, damage to our reputation and loss of revenues and market share.

Our products may contain defects that are not detected until they have been shipped or installed. In 2008, 2009 and 2010, we recorded inventory write-downs of $9.7 million, $2.4 million and $5.8 million, respectively, due to defects identified in certain of our products. In the ordinary course of our business, we also encounter periodic sales returns due to non-conformity with customers’ specifications or product defects. In each case, we are required to replace our products promptly. Product defects and the possibility of product defects could cause significant damage to our market reputation and reduce our product sales and market share. If we cannot successfully maintain consistency and quality throughout our production process, this will result in substandard quality or performance of our products. If we deliver products with defects, or if there is a perception that our products are of substandard quality, we may incur substantially increased costs associated with replacements of products, our credibility and market reputation will be harmed and sales of our wafers may be adversely affected.

We are subject to the management report and auditor attestation report requirements of Section 404 of the Sarbanes-Oxley Act; if we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

As a public company, we are subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act and the related SEC rules require that we evaluate the effectiveness, as of the end of each fiscal year, of our internal control over financial reporting and include in our annual report on Form 20-F for each fiscal year (i) a report of our management on our internal control over financial reporting that contains, among other things, management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the most recent fiscal year, including a statement on whether or not internal control over financial reporting is effective and (ii) the opinion of our registered public accounting firm, either unqualified or adverse, as to whether we maintained, in all material respects, effective internal control over financial reporting as of the end of such fiscal year. Our management and auditors are not permitted to conclude that our internal control over financial reporting is effective if there are one or more “material weaknesses” in our internal control over financial reporting, as defined in rules of the SEC and the U.S. Public Company Accounting Oversight Board, or PCAOB. We cannot assure you that our internal control over financial reporting will continue to be effective or that any significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified in the future. Moreover, if we fail to maintain the adequacy of our internal control, we may not be able to conclude that we have effective internal control over financial reporting. Even if we do conclude that our internal control over financial reporting is effective, our independent registered public accounting firm may still issue a report that is qualified or adverse if it is not satisfied with our internal control. Furthermore, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help us to manage the company effectively and prevent fraud. We have incurred, and will continue to incur, significant costs and have used, and will continue to use, significant management and other resources in order to comply with Section 404 of the Sarbanes-Oxley Act.

If we are unable to attract, train and retain technicians and a skilled labor force, our business may be materially and adversely affected.

Our continued success depends, to a significant extent, on our ability to attract, train and retain technicians and a skilled labor force for our business. Recruiting and retaining capable technicians, particularly those with expertise in the PV industry, are vital to our success. Our principal operations are located at Xinyu City of Jiangxi Province, a relatively less developed region compared to coastal cities in China. Our location adds difficulties to our recruiting efforts. In addition, there exists substantial competition for qualified technicians in the PV industry, and there can be no assurance that we will be able to attract or retain technicians. Neither can we assure you that we will be able to recruit, train and retain skilled workers. As we have disclosed in the risk factor entitled “— We have expanded our international business operations, and our failure or inexperience in these new endeavors could adversely affect our business expansion strategies and harm our reputation,” we now face additional difficulties in staffing our overseas operations. If we fail to attract and retain qualified employees, our business and prospects may be materially and adversely affected.

Fluctuations in exchange rates could adversely affect our business.

As of December 31, 2010, our sales were primarily denominated in U.S. dollars, Renminbi and euros. As we develop our modules and solar project businesses, we will increase our currency exposure to euros and U.S. dollars. Our costs are largely denominated in Renminbi and U.S. dollars, while our capital expenditures are largely denominated in U.S. dollars, Renminbi and euros. Therefore, fluctuations in currency exchange rates could have a material adverse effect on our financial condition and results of operations. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and euro, affect our gross and net profit margins and could result in foreign exchange and operating losses.

The functional currency of our principal operating subsidiaries, which are located in China, is Renminbi. To the extent we hold assets denominated in U.S. dollars, including the net proceeds to us from our various offerings of securities, any appreciation of Renminbi against the U.S. dollar could result in a change to our statements of operations and a reduction in the value of our U.S. dollar-denominated assets. In addition, a depreciation of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results.

We incurred a net foreign currency exchange loss of $0.6 million during the year ended December 31, 2009 and we recorded a net foreign currency exchange gain of $14.5 million and $8.3 million for the years ended December 31, 2008 and 2010, respectively. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur additional net foreign currency losses in the future. During 2008, 2009 and 2010, we entered into certain foreign exchange forward contracts to reduce the effect of our foreign exchange exposure. However, we cannot assure you that these types of hedging activities will be effective in managing our foreign exchange risk exposure.

Compliance with environmental and safety regulations is expensive, and non-compliance may result in adverse publicity and potentially significant monetary damages and fines or suspension of our business operations.

We are required to comply with all national and local regulations regarding the protection of the environment. Compliance with environmental regulations is expensive. The PRC government is adopting more stringent environmental protection regulations and the costs of complying with these regulations are expected to increase. See “Item 4. Information on the Company — B. Business Overview — Regulatory Framework — Environmental regulations” and “— Production Safety and Environment — Environment.”

For each of our polysilicon production plants and solar wafer manufacturing facilities, we are required to conduct an environmental impact assessment, obtain approval of the assessment before commencing construction and complete an examination and obtain an environmental acceptance approval before we begin production. With respect to all of our plants that discharge waste water, we must file reports and obtain a discharge permit. We have not yet obtained all of the necessary approvals and permits for our polysilicon production plants and solar wafer manufacturing facilities currently under construction, as well as some facilities that have been completed and have started operations. We cannot assure you that we will be able to comply with all applicable environmental protection requirements, and obtain these approvals and permits upon completion of the construction or commencement of commercial production on a timely basis or at all. The relevant governmental authorities may impose on us fines or deadlines to cure any non-compliance, and these authorities may also order us to cease construction or production if we fail to comply with these requirements.

Our polysilicon production facilities use, generate, store, dispose of and discharge toxic, volatile and otherwise hazardous chemicals and waste in our R&D and production processes. We are subject to licensing requirements, regulations and periodic monitoring by local environmental protection authorities, and we are required to comply with all PRC national and local environmental protection laws and regulations. If we fail to obtain the required permits regarding hazardous chemicals and waste disposal, we will not be able to obtain an environmental acceptance approval and may not be allowed to continue production. Furthermore, our polysilicon plant will use hazardous chemicals in the production process. Under PRC environmental regulations, we are required to obtain a safety appraisal approval before the construction of our polysilicon production facilities, and we are further required to undergo safety examination and obtain approval from relevant governmental authorities after we have completed the installation of our manufacturing equipment and before the polysilicon production plant commences commercial production. We must also register the hazardous chemicals to be used in the production process with the relevant authorities and to obtain safety permits, which include a permit for the storage and use of hazardous chemicals and a permit for the use of atmospheric pressure containers. We have not yet obtained all of the required safety approvals and permits. If we fail to comply with present or future environmental and safety regulations, we may be subject to substantial fines or damages or suspension of our production operations, and our reputation may be harmed, which could negatively affect our results of operations and financial position.

We have limited insurance coverage and may incur losses resulting from product liability claims or business interruptions.

We are exposed to risks associated with product liability claims in the event that the use of our products results in injury. Due to our limited historical experience, we are unable to predict whether product liability claims will be brought against us in the future or to predict the effect of any resulting adverse publicity on our business. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. Moreover, we do not carry any product liability insurance and may not have adequate resources to satisfy a judgment in the event of a successful claim against us. We do not carry any business interruption insurance. As the insurance industry in China is still in its early stage of development, even if we decide to take out business interruption coverage, such insurance available in China offers limited coverage compared to that offered in many other countries. Any business disruption or natural disaster could result in substantial losses and diversion of our resources.

Failure to protect our intellectual property rights, know-how and technology may undermine our competitive position.

We have developed various production process-related know-how and technologies in the production of polysilicon, ingots, wafers, cells and modules. Know-how and technologies of this type play a critical role in our quality assurance and cost reduction. In addition, we have implemented a number of R&D programs with a view to developing techniques and processes that will improve production efficiency and product quality. Our intellectual property and proprietary rights arising out of these R&D programs will be crucial in maintaining our competitive edge in the solar wafer and polysilicon industries. We currently have 12 issued patents, seven patent right grant notices, which entitle us to receive issued patents upon satisfaction of certain registration procedures, and 61 patent applications pending globally, of which 53 are pending in China. In addition, we also have two registered copyrights and four registered trademarks in China. We rely primarily on patent, trademark, trade secret, copyright law and contractual arrangements with employees to protect our intellectual property and proprietary rights. Nevertheless, these afford only limited protection and the actions that we may take to protect our intellectual property and proprietary rights may not be adequate. Our failure to protect our production process related know-how and technologies and/or our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property and proprietary rights. Policing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation, which can be costly and divert management attention and other resources away from our business, may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of our proprietary rights. We cannot assure you that the outcome of such potential litigation will be in our favor or that we will be able to effectively enforce any remedies available to us. An adverse determination in any such litigation or failure to enforce our remedies will impair our intellectual property and proprietary rights and may harm our business, prospects and reputation.

We may be exposed to infringement, misappropriation or other claims by third parties and an adverse determination could result in us paying significant damages.

Our success depends on our ability to use and develop our technology and know-how, to produce our polysilicon, solar wafers, ingots, cells and modules and to sell our polysilicon, solar wafers, ingots, cells and modules without infringing the intellectual property or other rights of third parties. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. For example, in June 2008, an objection was filed against Jiangxi LDK Solar regarding its trademark “LDK.” The initial decision of the applicable trademark authority on this objection was granted in our favor in November 2010 and we are awaiting the final judgment. The validity and scope of claims relating to PV technology patents involve complex scientific, legal and factual questions and analyses and, therefore, may be highly uncertain. The defense and prosecution of intellectual property suits, patent opposition proceedings, trademark disputes and related legal and administrative proceedings can be both costly and time consuming and may significantly divert our resources and the attention of our technical and management personnel. An adverse ruling in any such litigation or proceedings could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products, or subject us to injunctions prohibiting the production and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such dispute.

We have granted, and may continue to grant, stock options under our stock incentive plan and our net income could be adversely impacted.

We adopted a stock incentive plan in 2006. As of the date of this annual report, we have outstanding stock options under this plan with respect to 11,009,061 shares, all of which were granted to our directors, employees, consultants and service providers. During 2008 and 2010, as a result of the significant decreases in our share prices amid the global economic slowdown and financial market crisis, we and some of our optionees agreed to cancel some of the previously granted, but not yet vested, stock options and to replace them with newly granted options with similar terms at lower exercise prices. According to Accounting Standards Codification, or ASC, Topic 718, “Share-Based Payment,” issued by the Financial Accounting Standards Board, or FASB, we are required to recognize share-based compensation as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. For the years ended December 31, 2009 and 2010, our non-cash share-based compensation expenses amounted to $14.2 million and $11.0 million, respectively, with respect to share options granted to our employees. The additional expenses associated with share-based compensation may reduce the attractiveness of issuing stock options under our stock incentive plan. However, if we do not grant stock options or we reduce the number of stock options that we grant, we may not be able to attract and retain key personnel. If we grant more stock options to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income.

Most of our production, storage, administrative and R&D facilities are located in close proximity to one another in Xinyu City of Jiangxi Province. Any damage or disruption at these facilities would have a material adverse effect on our business, financial condition and results of operations.

Most of our production, storage, administrative and R&D facilities are located in close proximity to one another in Xinyu City of Jiangxi Province in China. A natural disaster, such as fire, floods, typhoons or earthquakes, snow storms, or other unanticipated catastrophic events, including power interruptions, telecommunications failures, equipment failures, explosions, fires, break-ins, terrorist acts or war, could significantly disrupt our ability to manufacture our products and operate our business. If any of our production facilities or material equipment were to experience any significant damage or downtime, we would be unable to meet our production targets and our business would suffer. Any damage or disruption at these facilities would have a material adverse effect on our business, financial condition and results of operations.

We rely principally on dividends, if any, and the interest and principal payments on intercompany loans or advances paid by our subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our PRC subsidiaries to pay dividends or repay intercompany loans or advances to us could have a material adverse effect on our ability to conduct our business.

We are a holding company with no material operations. We conduct our operations mainly through our PRC subsidiaries. As a holding company, we may depend on the receipt of dividends and the interest and principal payments on intercompany loans or advances from our subsidiaries to satisfy our obligations, including our obligations under the convertible senior notes and to pay any dividends we may declare. The ability of our subsidiaries to pay dividends and make payments on intercompany loans or advances to their shareholders is subject to, among other things, distributable earnings, reserve funds, cash flow conditions, restrictions contained in the articles of association of our subsidiaries, applicable laws and restrictions contained in the debt instruments or agreements of such subsidiaries. In addition, if any of our subsidiaries raises capital by issuing equity securities to third parties, dividends declared and paid with respect to such equity securities would be available to us. These restrictions could reduce the amounts that we receive from our subsidiaries, which could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, service our debts, or otherwise fund and conduct our business.

We have entered into a shareholders agreement with CDB and the other investors under the CDB subscription agreement, pursuant to which LDK Silicon is required not to declare any dividends on its ordinary shares while the preferred shares issued to these investors are outstanding. In addition, we are required to enter into a share pledge agreement with CDB under which we will pledge 15% of our shares in Jiangxi LDK Solar (including any dividends paid on those shares) to secure our obligations under the CDB subscription agreement. In accordance with market practice in China, if we eventually enter into such arrangements, any dividends declared by Jiangxi LDK Solar on the pledged shares will be paid into an escrow account and held to secure our obligations under the CDB subscription agreement until the pledge is released.

PRC laws and regulations permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations and such profits differ from profits determined in accordance with U.S. GAAP in certain significant respects, including the use of different bases of recognition of revenue and expenses. Our PRC subsidiaries are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserves that are not distributable as cash dividends. In practice, our PRC subsidiaries are also required to obtain a required tax clearance with the local tax bureau and complete the corresponding foreign exchange procedures before paying any dividends. In addition, starting from January 1, 2008, dividends for the year 2008 and onward paid by our PRC subsidiaries to their non-PRC parent companies will be subject to a 10% withholding tax, unless there is a tax treaty between the PRC and the jurisdiction in which the overseas parent company is incorporated, which specifically exempts or reduces such withholding tax. Pursuant to an avoidance of double taxation arrangement between Hong Kong and the PRC, if the non-PRC parent company is a Hong Kong resident and directly holds a 25% or more interest in the PRC enterprise, such PRC withholding tax rate may be lowered to 5%, although there exists uncertainty due to a recent PRC governmental circular regarding whether and the extent to which Hong Kong holding companies may be eligible for the benefits under this arrangement.

Furthermore, although we currently do not have any offshore shareholder loan to our PRC subsidiaries that are foreign invested companies, we may resort to such offshore lending in the future, rather than equity contribution, to our PRC subsidiaries to finance their operations. In such events, the market interest rates that our PRC subsidiaries can pay with respect to offshore loans generally may not exceed comparable interest rates in the international finance markets. Our PRC subsidiaries are also required to pay a 10% (or 7% if the interest is paid to a Hong Kong resident under certain circumstances) withholding tax on our behalf on the interest paid under any shareholder loan. Prior to payment of interest and principal on any such shareholder loan, the PRC subsidiaries (as foreign-invested enterprises in China) must present evidence of payment of the withholding tax on the interest payable on any such shareholder loan and evidence of registration with SAFE, as well as any other documents that SAFE or its local branch may require. Under the EIT Law and its implementing regulations, PRC income tax at the rate of 10% is applicable to dividends payable for earnings derived since January 1, 2008 by PRC enterprises to “non-resident enterprises” (enterprises that do not have an establishment or place of business in China or that have such an establishment or place of business in China but for which the relevant income is not effectively connected with such establishment or place of business), subject to any lower withholding tax rate as may be contained in any income tax treaty or agreement that China has entered into with the government of the jurisdiction where such “non-resident enterprises” were incorporated. If we are considered as a “non-resident enterprise” under the PRC tax law, any dividend that we receive from our PRC subsidiaries may be subject to PRC taxation at the 10% rate.

Our operations are restricted by the terms of the 2014 senior notes; if we are unable to comply with the restrictions and covenants in our debt agreements, including the indenture governing the 2014 senior notes, there could be a default under the terms of these agreements, which could cause repayment of our debt to be accelerated.

The indenture governing our 2014 senior notes includes a number of significant restrictive covenants. These covenants restrict, among other things, our ability, and the ability of most of our subsidiaries, to:

•	incur or guarantee additional indebtedness and issue disqualified or preferred stock;

•	declare dividends on capital stock or purchase or redeem capital stock;

•	make investments or other specified restricted payments;

•	issue or sell capital stock of most of our subsidiaries;

•	guarantee indebtedness of our subsidiaries;

•	sell assets;

•	create liens;

•	enter into sale and leaseback transactions;

•	engage in any business other than permitted business;

•	enter into agreements that restrict our subsidiaries’ ability to pay dividends, transfer assets or make intercompany loans;

•	enter into transactions with shareholders or affiliates; and

•	effect a consolidation or merger.

These covenants could limit our ability to plan for or react to market conditions or to meet our capital needs. Our ability to comply with these covenants may be affected by events beyond our control, and we may have to curtail some of our operations and growth plans to maintain compliance.

If we are unable to comply with the restrictions and covenants in the indenture governing our 2014 senior notes or our current or future debt obligations and other agreements, there could be a default under the terms of these agreements. In the event of a default under these agreements, the holders of the debt could terminate their commitments to lend to us, accelerate repayment of the debt and declare all outstanding amounts due and payable or terminate the agreements, as the case may be. Furthermore, some of our debt agreements, including the indenture governing our 2014 senior notes and the indenture governing our convertible senior notes, contain cross-acceleration or cross-default provisions. As a result, our default under one debt agreement may cause the acceleration of repayment of not only such debt but also other debt, including the 2014 senior notes or the convertible senior notes, or result in a default under our other debt agreements, including the indenture governing the 2014 senior notes and the indenture governing our convertible senior notes. If any of these events occur, we cannot assure you that our assets and cash flow would be sufficient to repay in full all of our indebtedness, or that we would be able to find alternative financing. Even if we could obtain alternative financing, we cannot assure you that it would be on terms that are favorable or acceptable to us.

Risks Relating to Business Operations in China

Changes in PRC political and economic policies and conditions could adversely affect our business and prospects.

China has been, and will continue to be, our primary production base and currently almost all of our assets are located in China. While the PRC government has been pursuing economic reforms to transform its economy from a planned economy to a market-oriented economy since 1978, a substantial part of the PRC economy is still being operated under various controls of the PRC government. By imposing industrial policies and other economic measures, such as control of foreign exchange, taxation and foreign investment, the PRC government exerts considerable direct and indirect influence on the development of the PRC economy. Many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to be refined and improved over time. Other political, economic and social factors may also lead to further adjustments of the PRC reform measures. This refining and adjustment process may not necessarily have a positive effect on our operations and our future business development. Our business, prospects and results of operations may be materially and adversely affected by changes in the PRC economic and social conditions and by changes in the policies of the PRC government, such as measures to control inflation, changes in the rates or method of taxation and the imposition of additional restrictions on currency conversion.

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

Under PRC tax laws and regulations effective prior to January 1, 2008, a company established in China was typically subject to a national enterprise income tax at the rate of 30% on its taxable income and a local enterprise income tax at the rate of 3% on its taxable income. The PRC government provided various incentives to foreign-invested enterprises to encourage foreign investments. These incentives included reduced tax rates and other measures. Foreign-invested enterprises that were determined by PRC tax authorities to be manufacturing companies with authorized terms of operation for more than ten years were eligible for:

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

Under these pre-existing PRC tax laws and regulations, Jiangxi LDK Solar, as a foreign-invested manufacturing enterprise, was entitled to a two-year exemption from the national enterprise income tax for 2006 and 2007 and would be subject to a reduced national enterprise income tax rate of 15% from 2008 through 2010. Likewise, Jiangxi LDK Solar was entitled to a five-year exemption from the local enterprise income tax beginning in 2006 and would be subject to a reduced local enterprise income tax rate of 1.5% from 2011 through 2015.

In March 2007, the PRC National People’s Congress enacted a new Enterprise Income Tax Law, or the EIT Law, which became effective on January 1, 2008. The new tax law imposes a unified income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify for preferential tax treatments under certain limited exceptions. The EIT Law and the related regulations permit companies to continue to enjoy their preferential tax treatments under the prior tax regime until such treatments expire in accordance with their terms, on the condition that such preferential tax treatments are available under the grandfather clauses of the EIT Law and the related regulations. As a result, Jiangxi LDK Solar was subject to a reduced unified enterprise income tax rate of 12.5% from 2008 to 2010. In December 2009, Jiangxi LDK Solar was recognized by the PRC government as a “High and New Technology Enterprise” under the EIT Law and is therefore entitled to the preferential enterprise income tax rate of 15% from 2009 to 2011. Under the EIT Law, where the transitional preferential enterprise income tax policies and the preferential policies prescribed under the EIT Law and its implementation rules overlap, an enterprise may choose the more favorable policy, but may not enjoy multiple preferential policies. Jiangxi LDK Solar chose to complete the above-mentioned 2-year-exemption-plus-3-year-50%-reduction tax holiday for the overlapping period of 2009 and 2010. As a result, Jiangxi LDK Solar will be subject to income tax at 15% for 2011 and at 25% thereafter. Our other PRC subsidiaries do not enjoy any preferential tax treatment in China. When our current tax benefits expire or otherwise become unavailable to us for any reason, including their termination by the relevant government authority, our profitability will be adversely affected.

Our business, financial condition and results of operations could be adversely affected by PRC labor laws and regulations.

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

We may be treated as a PRC resident enterprise for income tax purposes, which may subject us to PRC income tax on our worldwide income.

Under the EIT Law and its implementation rules, both of which took effect on January 1, 2008, enterprises established outside the PRC whose “de facto management bodies” are located in the PRC are considered “PRC resident enterprises for income tax purposes.” The implementation rules define the term “de facto management body” as a management body that exercises full and substantial control and management over the business, personnel, accounts and properties of an enterprise.

We hold our shareholders’ meetings and board meetings outside the PRC and keep our shareholders’ list outside the PRC. However, most of our directors and members of our senior management are currently based inside the PRC and we keep our books of account inside the PRC. The PRC tax authorities may consider these circumstances relevant in determining whether we are a PRC enterprise for income tax purposes.

Although it is unclear under PRC tax law whether we have a “de facto management body” located in the PRC for PRC tax purposes, we intend to take the position that we are not a PRC resident enterprise for income tax purposes. We cannot assure you however that the PRC tax authorities will agree with our position. Our PRC legal counsel, Grandall Legal Group, has advised us that if we are deemed a PRC enterprise for income tax purposes we will be subject to, among other things, the PRC enterprise income tax at the rate of 25% on our worldwide income.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise materially and adversely affect us.

SAFE issued a public notice in October 2005, together with its subsequent implementation procedures and clarifications, to require PRC residents, both legal and natural persons, to register with the local SAFE branches before they establish or take control of any company outside China for the purpose of acquiring any asset of or equity interest in PRC companies and raising funds overseas. SAFE refers to such companies outside China as “offshore special purpose companies” in its notice. In addition, SAFE also requires any PRC resident that is the shareholder of an offshore special purpose company to amend its SAFE registration with respect to the offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. If any PRC shareholder of an offshore special purpose company fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. Moreover, failure to comply with such SAFE registration and amendment requirements could result in liabilities under PRC law for the evasion of applicable foreign exchange restrictions. Our current beneficial owners who are PRC residents have completed registration with SAFE as required under the abovementioned SAFE notice except for updating the registration with SAFE in connection with any change of their equity interests in us from time to time and the change of the assets and liabilities of our company as a result of the offerings of the 2014 senior notes in February 2011 and April 2011. The failure of these beneficial owners to amend their SAFE registrations in a timely manner pursuant to the SAFE notice or the failure of our other future beneficial owners who are PRC residents to comply with the SAFE registration requirements may subject such beneficial owners to fines and legal sanctions, and may also result in restrictions on our PRC subsidiaries in their abilities to distribute profits to us, or may otherwise materially and adversely affect our business.

All employee participants in our existing 2006 stock incentive plan who are PRC citizens may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC laws.

On March 28, 2007, SAFE issued the Operating Procedures on Administration of Foreign Exchange Regarding Participation by PRC Individuals in Employee Stock Ownership Plan and Stock Option Plan of Overseas Listed Companies, or the Stock Option Rule. It is not clear whether the Stock Option Rule covers any type of equity compensation plans or incentive plans which provide for the grant of ordinary share options or authorize the grant of restricted share awards. For plans that are so covered and are adopted by an overseas listed company, the Stock Option Rule requires the employee participants in those plans who are PRC citizens to register with SAFE or its local branch within ten days of the beginning of each quarter. In addition, the Stock Option Rule also requires the employee participants who are PRC citizens to follow a series of requirements on making necessary applications for foreign exchange purchase quotas, opening special bank accounts and filings with SAFE or its local branch before they exercise their stock options.

Although we have assisted our employees with registration with the Jiangxi branch of SAFE for our stock option plan according to the Stock Option Rule, failure to comply with such provisions may subject us and the participants of our employee stock option plan who are PRC citizens to fines. To date, we have not received any notice from SAFE or its local branch regarding any legal sanctions applicable to us or our employees. Failure to comply with such provisions may subject us and the participants of our employee stock option plan who are PRC citizens to fines and legal sanctions and prevent us from further granting options under our employee stock option plan to our employees, which could adversely affect our business operations.

We face risks related to health epidemics and other outbreaks of contagious diseases, including influenza A (H1N1), avian flu and SARS.

Our business could be adversely affected by the effects of influenza A (H1N1), avian flu, SARS, or other epidemic outbreaks. In April 2009, an outbreak of influenza A caused by the H1N1 virus occurred in Mexico and the United States, and rapidly spread into a number of countries. There have been reports of outbreaks of a highly pathogenic avian flu, caused by the H1N1 virus, in certain regions of Asia and Europe. Over the years, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. An outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, any recurrence of SARS, a highly contagious form of atypical pneumonia, similar to the outbreaks in 2003 which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries, could also have adverse effects of a similar scale. Any prolonged occurrence or recurrence of these contagious diseases or other adverse public health developments may have a material adverse effect on our business operations. These include limitations on our ability to travel or ship our products outside China as well as temporary closure of our production facilities for quarantine or for preventive purposes. Such closures or travel or shipment restrictions could severely disrupt our business operations and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any health epidemics and other outbreaks of contagious diseases, including influenza A (H1N1), avian flu, or SARS.

Risks Relating to Our ADSs and Shares

The market price of our ADSs has been and may continue to be volatile, which could cause the value of your investments to decline.

The market price of our ADSs experienced, and may continue to experience, significant volatility. For the period from June 1, 2007 (commencement of trading of our ADSs on the New York Stock Exchange) to December 31, 2010, the closing price of our ADSs on the New York Stock Exchange has ranged from a low of $4.04 per ADS to a high of $73.95 per ADS. You may find additional information on the historical high and low closing prices of our ADSs as reported by the New York Stock Exchange under “Item 9. The Offer and Listing — A. Offer and Listing Details — 4. Information Regarding the Price History of the Stock” and “— C. Markets” in this annual report.

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

Under Cayman Islands law, we may only pay dividends out of our profits or our share premium account subject to our ability to service our debts as they fall due in the ordinary course of our business. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. We cannot give any assurance that we will declare dividends of any amount, at any rate or at all. We have not paid any dividend in the past. Future dividends, if any, will be at the discretion of our board of directors and will depend upon our future operations and earnings, capital expenditure requirements, general financial conditions, legal and contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company, we rely principally on dividends, if any, paid by our subsidiaries to us to fund our dividend payments, if any, to our shareholders, including you, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to pay dividends to you. You should refer to the section entitled “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Distribution Policy” in this annual report for additional information regarding our current dividend policy.

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

Sales of our ADSs or ordinary shares, including those equity-related securities issued upon the exercise of our outstanding stock options, in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2010, we had 132,950,255 ordinary shares outstanding, including 89,950,255 ordinary shares represented by 89,950,255 ADSs. Mr. Peng currently has borrowings invested in his alternative energy projects from financial institutions, which are secured by pledges of shares in our company. If Mr. Peng defaults on his obligations under these financings, the financial institutions may sell the pledged shares. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any financial institutions, or the availability of these securities for future sale, will have on the market price of our ADSs. The price of our ordinary shares and ADSs may decline as a result.

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

Our articles of association contain provisions that could delay, defer or prevent a change in control of our company that could be beneficial to our shareholders. These provisions could also discourage proxy contests and make it more difficult for you and other shareholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for our ADSs. These provisions might also discourage a potential acquisition proposal or tender offer, even if the acquisition proposal or tender offer is at a price above the then current market price of our ADSs. These provisions provide that our board of directors has authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption (subject to approval of our shareholders if so required under our articles of association) and liquidation preferences, any or all of which may be greater than the rights associated with our shares, in the form of ADSs or otherwise. Our board of directors may decide to issue such preferred shares quickly with terms calculated to delay or prevent a change in control of our company or make the removal of our management more difficult. If our board of directors decides to issue such preferred shares, the price of our ADSs may fall and the voting and other rights of holders of our shares and ADSs may be materially and adversely affected.

In addition, our convertible senior notes and our 2014 senior notes contain provisions that could make it more difficult or more expensive for a third party to acquire us, or may even prevent a third party from acquiring us. For example, upon the occurrence of certain transactions constituting a fundamental change, holders of our convertible senior notes will have the right, at their option, to require us to repurchase for cash all or any portion of such convertible senior notes. Upon certain change of control transactions, holders of our convertible senior notes may elect to convert all or a portion of the convertible senior notes and holders of our senior notes have the right to require us to redeem all or a portion of the senior notes at 101% of their principal amount plus accrued and unpaid interest. We may also be required to increase the conversion rate for conversions of our convertible senior notes in connection with certain fundamental changes. By discouraging a potential acquirer, these provisions could have the effect of depriving our shareholders of an opportunity to sell their shares or ADSs at a premium over prevailing market prices and might reduce the price of our shares and ADSs.

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

A.  History and Development

Our legal and commercial name is LDK Solar Co., Ltd. We were incorporated in the Cayman Islands on May 1, 2006 by LDK New Energy, a British Virgin Islands company wholly owned by Mr. Xiaofeng Peng, our founder, chairman and chief executive officer, to acquire all of the equity interests in Jiangxi LDK Solar from Suzhou Liouxin Industry Co., Ltd., or Suzhou Liouxin, and Liouxin Industrial Limited. On July 10, 2006, upon approval of the relevant PRC government authorities, Jiangxi LDK Solar became our wholly owned subsidiary. On September 5, 2006, we incorporated LDK Solar International Company Limited, or LDK Hong Kong, in Hong Kong as our wholly owned subsidiary. On January 15, 2007, we incorporated LDK Solar USA, Inc., or LDK USA, in California as our wholly owned subsidiary. We established two wholly owned PRC subsidiaries, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, on July 12 and October 11, 2007, respectively, both in Jiangxi Province, China. Jiangxi LDK Solar, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon are our principal operating subsidiaries. In March, 2009, we incorporated LDK Solar Europe S.A., or LDK Europe, in Luxemburg as our wholly owned subsidiary. LDK Hong Kong owns a 100% interest in LDK Europe. On December 8, 2009, we incorporated a wholly owned subsidiary, LDK Silicon in the Cayman Islands. On January 12, 2010, we incorporated a wholly owned subsidiary, LDK Silicon Holding Co., Limited, or LDK Silicon Hong Kong, in Hong Kong.

In June 2007, we completed the IPO of our ADSs and listed our ADSs on the New York Stock Exchange. We are currently 49.7% beneficially owned by Mr. Peng without taking into account any securities that any shareholder has the right to acquire within 60 days after the date hereof through the exercise of any option, warrant or right. As a result, Mr. Peng maintains, as he has since our inception, effective control over our business and corporate matters that require shareholders’ approval.

Under our Memorandum of Association, the purpose of our company is unrestricted. Our principal executive offices are located at Hi-Tech Industrial Park, Xinyu City, Jiangxi Province 338032, People’s Republic of China, and our telephone number is (86 790) 686-0171. Our website is www.ldksolar.com. Information contained on our website is not a part of this annual report.

See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures” for information on our capital expenditures.

B.  Business Overview

We are a leading vertically integrated manufacturer of PV products. While our historical strength has been in the solar wafer business, we have expanded our business to meet the solar industry’s requirements for high-quality and low-cost polysilicon, wafers, cells, modules, systems, power projects and solutions. Our solar module business has grown to represent a significant portion of our revenue. We intend to continue to pursue our strategy of increasing our vertical integration by further expanding our business at each step of the PV product value chain.

Polysilicon.  We have constructed two polysilicon plants, Mahong Plant and Xiacun Plant, near our wafer production facilities that have the capability to produce both solar-grade and semiconductor-grade polysilicon. As of March 31, 2011, we had an aggregate installed annualized polysilicon production capacity of approximately 12,000 MT at these two plants. We intend to increase our total installed annualized polysilicon production capacity to 25,000 MT by the end of 2011 through the completion of our two plants, technological improvement, process refinement and equipment enhancement. As part of our strategy to reduce wafer production costs, we consume a portion of our polysilicon output in our wafer production.

Wafer.  We manufacture and sell multicrystalline and monocrystalline solar wafers globally to manufacturers of solar cells and solar modules. We also provide wafer processing services, producing wafers for customers who provide polysilicon materials to us. As of March 31, 2011, we had an annualized solar wafer production capacity of approximately 3.5 GW. By the end of 2011, we plan to expand our annualized solar wafer production capacity to 4.2 GW.

Cell and Module.  In recent years, we have expanded into the manufacturing of solar cells and modules. Although we currently source the majority of our cell requirements from third parties, we commenced solar cell production in the third quarter of 2010. As of March 31, 2011, we had an annualized solar cell production capacity of approximately 570 MW. We plan to expand our annualized solar cell production capacity to 1.8 GW by the end of 2011. We have used all the solar cells we produce for our in-house production of solar modules. In the third quarter of 2009, we commenced commercial sales of our solar modules to developers, distributors and system integrators. As of March 31, 2011, we had an annualized solar module production capacity of approximately 1.6 GW. Our modules have been certified in various European countries and the U.S. We plan to develop and expand our module production capacity to approximately 3.0 GW by the end of 2011. We currently use a portion of our module production for our solar power projects.

Solar Power Projects.  We design and develop solar power projects in Europe, the U.S. and China, and may enter additional markets. We develop solar projects both on our own and through jointly-controlled entities. We develop these projects with the intent to sell them to third parties upon completion of their development. We also provide EPC services for solar power projects. We have entered into letters of intent to sell some of our solar power projects prior to, and contingent upon, the completion of such projects. We entered into a strategic financing framework arrangement in September 2010 with CDB, pursuant to which CDB intends to provide us credit facilities of up to Rmb 60 billion over a five-year period, subject to credit reviews and certain other conditions and under terms to be agreed at each time we enter into a borrowing under this arrangement. We have financed our solar power projects with bank financings, including borrowings under the strategic financing framework arrangement with CDB.

New Products.  In April 2011, we announced a $35 million investment to establish a new manufacturing line to produce silane gas in our Xinyu polysilicon manufacturing facilities to supply up to 2,000 MT of silane gas per year to meet the demand from the semiconductor, solar and flat panel display industries. We expect to begin construction of this new plant in the third quarter of 2011 and to achieve mechanical completion in the first quarter of 2012, with commercial production planned to commence in the second quarter of 2012. Also in April 2011, we announced a $40 million investment to construct a sapphire wafer manufacturing facility in Nanchang City, Jiangxi Province, with a capacity to supply 2.0 million two-inch equivalent pieces of sapphire wafers on an annual basis. The mechanical completion of the sapphire wafer facility is scheduled for the end of 2011. With sapphire wafer manufacturing capability, we expect to be able to capture the growth opportunities in the LED industry.

Our production facilities are primarily located in Xinyu City, Jiangxi Province, with our cell and module production facilities also in Hefei City, Anhui Province; Shenzhen City, Guangdong Province; Nanchang City, Jiangxi Province; and Suzhou City, Jiangsu Province.

Our principal PV product customers, in terms of net sales for the year ended December 31, 2010, include QCells AG, or Q-Cells, MEMC Electronic Materials Inc., or MEMC, JA Solar Holdings Co., Ltd., or JA Solar, Gintech Energy Corporation, or Gintech, Hyundai Heavy Industries Co., Ltd. or Hyundai, Phoenix Solar AG, or Phoenix Solar, and Conergy Solar Module GmbH., or Conergy.

In the years ended December 31, 2008, 2009 and 2010, we had total net sales of $1,643.5 million, $1,098.0 million and $2,509.3 million, respectively. For the year ended December 31, 2008, we had net income of $66.4 million. For the year ended December 31, 2009, we recorded a net loss of $234.0 million. For the year ended December 31, 2010, we had net income of $296.5 million.

Competitive Strengths

We believe that our rapid growth and strong market position are largely attributable to our following principal competitive strengths:

•	Large-scale cost-effective production. We are one of the largest manufacturers of PV products in terms of capacity and production. We have established large-scale manufacturing facilities with an annual manufacturing capacity of approximately 12,000 MT for polysilicon, 3.5 GW for solar wafers, 570 MW for solar cells and 1.6 GW for solar modules as of March 31, 2011. Leveraging our scale and market position, we are able to improve our cost structure by procuring raw materials and advanced production equipment on favorable terms. Our cost structure is further optimized by our vertically integrated business model, efficient production process, China-based manufacturing facilities and R&D, and the economies of scale of our operations. By producing all of our products in China, we are able to benefit from low-cost labor, land, ancillary equipment and facilities, consumables and utilities.

•	High-level of vertical integration. We are a vertically integrated PV product manufacturer with production capabilities at each step of the supply chain from polysilicon to PV projects. While historically our strength has been in the solar wafer business, we have expanded our business to meet the solar industry’s requirements for high-quality and low-cost solar materials, polysilicon, wafers, modules, systems, projects and solutions. We believe our vertically integrated model will help capture additional revenue opportunities and reduce negative pressure on the margins resulting from periodic volatility in the industry. Depending on market conditions, we have the flexibility to buy and sell solar products along the value chain to maximize our revenue and profit. In addition, with our in-house production capabilities, we can ensure stable raw material supply, better quality control and shorter production turnaround. The expanded addressable market as a result of the vertical integration also contributes to the diversification of our customer base.

•	Leading PV product manufacturer with a strong brand. We are a leading producer of wafers and modules globally in terms of capacity and production. Our continuous success, leading manufacturing scale and well-recognized product quality have enabled us to establish a strong brand name and reliable reputation in our industry. In addition, our modules have been certified in various European countries and the U.S., which allows us to sell modules under our own brand name and also on an OEM basis. The credibility of the LDK brand name has enabled us not only to expand our global footprint quickly, but also to cross-sell our products as we further pursue vertical integration strategies, as demonstrated by our entry into the module and project businesses.

•	Operational excellence with technological innovation. We have made significant investment in R&D and as a result significantly improved the efficiency of our overall operations. Specifically, we have developed technologies to reduce our production costs at each step of the production process, which include recycling more polysilicon, producing larger ingots, recovering slurry, increasing production yield and more efficient usage of utilities and consumables. We have devoted and will continue to devote significant resources to developing innovative technologies that further enhance our product quality. We have recently developed new wafer products that lead to higher cell conversion efficiency and are in the process of designing more efficient modules.

•	Diversified customer base. We have established a number of long-term relationships and sales arrangements with key players in the PV industry. Our current customer base consists of some of the major international players in the PV sector, including Q-Cells, MEMC, JA Solar, Gintech, Hyundai, Phoenix Solar and Conergy. Our revenues are also diversified geographically around the world. During the year ended December 31, 2010, we sold our products to over 300 customers in 23 countries.

Our Strategy

We intend to pursue the following strategies:

•	Continue to reduce our production costs. We have developed proprietary manufacturing processes to reduce our costs and increase our operational efficiency in our overall production processes. We plan to continue to devote substantial R&D resources and recruit additional experienced R&D personnel to enhance our technological capabilities in order to reduce manufacturing costs, improve production yield and pursue technological innovation. We plan to continue our strategy of providing high quality PV products at competitive prices by further expanding our vertical integration model. Our in-house polysilicon and cell manufacturing capabilities will reduce our purchases on the spot market, and therefore help us achieve favorable blended raw material costs. In addition, we will strive to enhance our operational excellence, localize of raw material and consumable sources, and reduce energy consumption in order to become more cost competitive.

•	Develop and commercialize innovative technologies. We plan to continue to develop and commercialize innovative technologies. In collaboration with universities, research institutions and equipment manufacturers, we have developed various production process related know-how and technologies in-house. We currently have a number of on-going R&D programs with a view to developing techniques and processes that will improve our conversion efficiency and product quality or lower production cost. We have 12 issued patents, seven patent right grant notices, which entitle us to receive issued patents upon satisfaction of certain registration procedures, and 61 patent applications pending globally, of which 53 were pending in China. We have implemented and intend to continue to implement these and other patents and patent applications to further improve our polysilicon production, silicon recycling, wafer production processes, solar cell structures, module designs and efficiency of our production equipment. We expect to continue to develop and commercialize technologies that have significant potential applications and may provide significant competitive advantages to us.

•	Continue to increase our vertical integration. We plan to continue to increase our vertical integration to strengthen our competitive position globally. We currently produce polysilicon, wafers, solar cells and modules in-house, and procure additional solar cells from solar cell manufacturers. We also develop solar projects in Europe, the United States and China and provide EPC services in China and Europe. In addition to enhancing our polysilicon production capabilities, we intend to continue building up other parts in our solar value chain, in particular cell production. We are currently planning a new production line to produce high-efficiency solar cells as part of our expansion of our cell production. We expect to commence construction of this production line during 2011. We intend to continue to expand our module business through in-house production and/or potential acquisitions. We believe that by being a vertically integrated solar company, we will be able to provide our customers with a range of services and products while at the same time giving us better control of the time to market, costs, supply and quality of the products we manufacture.

•	Further expand our customer base and increase our brand recognition. We plan to further expand our customer base and increase our brand recognition by increasing our sales and marketing efforts in countries such as the U.S., China and various European countries. We intend to continue to increase our brand recognition by delivering high-quality modules. Besides selling to third parties, we also use the modules we produce in our solar power projects. We intend to continue to build out our project development teams in Europe and China, which will enable us to promote our branded modules and other PV products through the construction and sale of solar power projects. We develop these projects with the intent to sell them to third parties upon completion of their development.

•	Enter other growth markets in alternative energy. We intend to continue to consider suitable opportunities to enter into adjacent growth markets to expand our product offerings. Our announced $35 million investment in manufacturing silane gas will have significant synergies with our polysilicon manufacturing expertise and will enhance our product offerings in the long term. We intend to leverage our existing technologies and TCS production assets to lower our overall capital expenditures as well as to achieve attractive manufacturing costs. We have also announced recently a $40 million investment to add a sapphire wafer manufacturing capability. Upon completion, we will have capacity to supply 2.0 million two-inch equivalent pieces of sapphire wafers on an annual basis and intend to capture the growth opportunities in the LED industry. In addition, to the extent that we believe it is synergistic and favorable to our business, we may also consider acquisitions of other PV as well as other alternative energy product manufacturers. We believe that our relationships with many industry participants and our knowledge of, and experience in, the PV industry enables us to understand industry trends, technological developments and applications of PV technologies, which should assist us in considering these various alternatives.

Our Products and Services

We are a leading vertically integrated manufacturer of PV products and a leading manufacturer of solar wafers in terms of capacity. While our historical strength has been in the solar wafer business, we have expanded our business to meet the solar industry’s requirements for high-quality and low-cost solar materials, polysilicon, wafers, modules, systems and solutions. Furthermore, our solar module business has grown to represent a significant portion of our revenue. We intend to continue to pursue our strategy of increasing our vertical integration by further expanding our polysilicon, cell and module production.

The following table sets forth our installed annual production capacity as of December 31, 2010 and March 31, 2011 and our expected installed annual production capacity as of December 31, 2011.

Capacity(1)
Product	Location	December 31, 2010	March 31, 2011	December 31, 2011

Polysilicon	Mahong, Xinyu City, Jiangxi Province	10,000 MT	10,800 MT	22,000 MT
	Xiacun, Xinyu City, Jiangxi Province	1,000 MT	1,200 MT	3,000 MT
Wafer	Xinyu City, Jiangxi Province	3.0 GW	3.5 GW	4.2 GW
Cell	Xinyu City, Jiangxi Province; Hefei City, Anhui Province	0.2 GW	0.6 GW	1.8 GW
Module	Nanchang City, Jiangxi Province; Suzhou City, Jiangsu Province; Hefei City, Anhui Province; Shenzhen City, Guangdong Province	1.5 GW	1.6 GW	3.0 GW

(1)	In calculating our production capacity, we have assumed an average PV conversion efficiency rate of 15.3% for our multicrystalline wafers and cells and modules using our multicrystalline wafers prior to December 31, 2010, and 16.5% for our multicrystalline wafers and cells and modules using our multicrystalline wafers since January 1, 2011.

Polysilicon production

Our polysilicon production facility is located in Xinyu City, Jiangxi Province, China and is capable of producing solar-grade and semiconductor-grade virgin silicon feedstock. Our polysilicon production facility consists of two plants near our wafer production facilities, the Xiacun Plant and the Mahong Plant. We completed the first production run in our Xiacun Plant in January 2009. We plan to expand the annualized production capacity of this plant to 3,000 MT by the end of 2011. Our Mahong Plant is designed to comprise of three 5,000-MT production trains. In September 2009, our Mahong Plant commenced operations with the completion of its first polysilicon production train. The plant’s second train was completed in November 2010, increasing its installed annualized polysilicon production capacity to 10,000 MT and our total aggregate annualized production capacity to 11,000 MT. As of March 31, 2011, we had an aggregate installed annualized polysilicon production capacity of approximately 12,000 MT at these two plants. We produced approximately 225 MT and 5,052 MT of polysilicon in 2009 and 2010, respectively. We expect to complete the construction of the Mahong Plant’s third train as well as a number of debottlenecking improvements by the end of 2011, which will increase this plant’s annual production capacity to 22,000 MT. We expect to increase our total polysilicon annual production capacity to approximately 25,000 MT by the end of 2011. We have engaged Fluor to provide general engineering, procurement, construction and management services for our Mahong Plant.

Our Xiacun Plant occupies approximately 0.8 million square meters and is located in Yushui Xiacun Industrial Park in Xinyu City, approximately 15 kilometers away from our facilities at Xinyu Hi-Tech Industrial Park. Our Mahong Plant occupies a site area of approximately 2.3 million square meters and is located next to our primary facilities in the Xinyu Hi-Tech Industrial Park.

As of December 31, 2010, we had installed the following equipment in our polysilicon production plants:

•	52 reactors;

•	29 converters; and

•	other ancillary polysilicon production equipment.

We use the improved Siemens process for our polysilicon production. Our polysilicon production process starts with mixing HCl with a bed of metallurgical-grade silicon powder in a chemical vapor deposition reactor, or a CVD reactor, which produces TCS. TCS is then purified through distillation and the byproduct STC is converted back into TCS for re-use as a production input, and hence recycled in what is known as a closed-loop process. Next, high-purity silicon rods are exposed to purified TCS gas in a hydrogen environment at 1,080°C, allowing TCS gas to decompose and deposit additional silicon onto the rods. When the rods eventually grow to desired diameters, they are removed from the reactor and moved to a clean area for further processing. Finally, the rods are broken into chunks, impurities are segregated and the ultra pure polysilicon chunks are then used for our wafer production.

The following chart sets forth our polysilicon production process.

We use metallurgical-grade silicon as a raw material to produce TCS, which is then used to produce polysilicon. This technology enables a high degree of hydrogen, HCl, TCS and STC to be recycled and reused during the production process, thereby reducing waste output and lowering raw material cost. Our continuous closed-loop process is designed to increase production capacity per reactor, while reducing overall energy consumption and capital investment for a given level of production. Our advanced distributed control system, or DCS, improves production capacity and safety while reducing human-resource related operating expense. Our production process, including production, cleaning, packaging and transportation, conforms to relevant international standards and our comprehensive waste management system is compliant with national environmental protection standards.

Wafer production

We currently produce and sell solar wafers in three principal sizes of 125 by 125 mm, 150 by 150 mm and 156 by 156 mm, and with thicknesses from 180 to 220 microns. In addition to our multicrystalline wafer products, we also manufacture monocrystalline wafers. As of March 31, 2011, we had an annualized wafer production capacity of approximately 3.5 GW. By the end of 2011, we plan to expand our annualized solar wafer capacity to approximately 4.2 GW.

We also provide wafer processing services to both monocrystalline and multicrystalline solar cell and module manufacturers, who provide us with their own silicon materials, such as polysilicon feedstock and ingots. We process this feedstock to produce ingots. We then slice these ingots and the ingots provided by our customers into wafers to be delivered back to our customers. We charge a fee based on the number of wafers processed and the type of materials we receive. In addition, we also sell silicon materials, which include ingots and polysilicon scraps.

Production of wafers can be divided into two main steps:

•	Production of Polysilicon Ingot. We prepare our polysilicon feedstock with de-ionized water in etching stations. The prepared polysilicon feedstock is then placed in crucibles and each crucible is loaded into our DSS furnaces for melting and crystallization. Polysilicon ingots formed during the crystallization process are then cut into smaller blocks with a squarer, in a process known as squaring. Our polysilicon ingots are currently 270 kilograms or 450 kilograms in weight and 690 by 690 mm or 840 by 840 mm in width and 243 mm in height. We have been engaged in R&D efforts in collaboration with GT Solar to increase the number of wafers that can be produced per standard ingot by approximately 15%. We successfully produced a multicrystalline silicon ingot weighing 660 kilograms in June 2009. The 660-kilogram ingot was the largest ingot we have produced and represented a 46.7% increase in capacity from the standard 450 kilogram ingot. The casting process for monocrystalline wafers is generally more expensive than that for

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

Illustrated below is a diagram of our multicrystalline and monocrystalline ingot production and wafering process:

We manufacture multicrystalline and monocrystalline wafers and ingots at our facilities in Xinyu City, Jiangxi Province, China. Our wafer manufacturing facilities occupy a site area of approximately 3.1 million square meters in Xinyu Hi-Tech Industrial Park of the high-tech development zone of Xinyu City.

Our multicrystalline and monocrystalline wafer manufacturing operations are housed in four plants in the Xinyu Hi-Tech Industrial Park. As of December 31, 2010, we had the following multicrystalline and monocrystalline wafer manufacturing equipment in operation:

•	480 DSS furnaces used for multicrystalline ingot production;

•	87 squarers used to cut ingots into blocks;

•	289 wire saws used to slice blocks into wafers;

•	162 sets of pullers used for monocrystalline ingot production; and

•	other supplemental or ancillary facilities.

We have been improving our technologies and expertise to optimize the mix of polysilicon feedstock of different grades and to ensure and improve our wafer yields. We use wire saws rather than band saws in our squaring. This enables us to reduce silicon material loss in the squaring processes, or kerf loss. We use automatic wafer cleaning and sorting equipment to improve sorting efficiency and reduce breakage.

We recover some of the polysilicon slurry generated in the wafering, wafer cleaning and sorting process. We have also purchased slurry recovery systems from Applied Materials, Inc., or Applied Materials, and GT Solar to recover the slurry internally. As of December 31, 2010, we had installed three slurry recovery systems. We intend to install additional slurry recovery systems as we expand our production capacity. The slurry recovery ratio of these systems is over 75% of slurry we generate. Through additional R&D, we endeavor to recycle and re-use as many of our production consumables as possible. This is not only a cost reduction measure, but also an important part of our program of conducting environmentally friendly operations.

Cell and module production

We currently source the majority of our cell requirements from third parties. We commenced our solar cell production in the third quarter of 2010, with the installation and trial run of our first solar cell production line in our Xinyu City facilities. As of March 31, 2011, we had an annualized solar cell production capacity of approximately 570 MW, and we plan to expand our annualized solar cell production capacity to approximately 1.8 GW by the end of 2011. In August 2010, we announced our plan to establish a solar cell and module manufacturing facility in Anhui Province. This facility is expected to have a total annualized production capacity of approximately 1.0 GW of crystalline-based solar cells and 500 MW of solar modules. Production at this facility is expected to commence in the second quarter of 2011. In 2010, we also completed an R&D line for high-efficiency solar cells.

In the third quarter of 2009, we began selling solar modules in the international markets, principally to solar panel makers, solar system integrators and PV whole-sale distributors. During the years ended December 31, 2009 and 2010, we sold an aggregate of 32.7 MW and 356.5 MW of modules. In order to bring the production of solar modules in-house, in February 2010, we entered into an agreement with Best Solar to acquire crystalline module manufacturing equipment. In connection with our acquisition of the crystalline module manufacturing equipment, Best Solar has agreed not to engage in the crystalline module production business in competition with us. As of March 31, 2011, we had an annualized solar module production capacity of approximately 1.6 GW.

Our modules have been certified in various European countries and the U.S. We sell our modules under our own brand name and also on an OEM basis for our customers. Our solar module warranty period lasts for 20 to 25 years. As a result, we bear the risk of warranty claims long after we have sold our products and recognized revenues. As of March 31, 2011, our solar module capacity was approximately 1.6 GW and we intend to expand that capacity to approximately 3.0 GW by the end of 2011 by further developing our in-house production capabilities and through our acquisition of an ownership interest of up to 70% in SPI, a California-based solar power system company. See “Item 5. Operating and Financial Review and Prospects — Other Recent Developments — Acquisition of 70% of SPI.”

EPC and solar power project development

We commenced our PV-related EPC business in China in the first quarter of 2009, and we currently provide EPC services in the U.S., China and Europe. We also design and develop solar power projects in Europe, the U.S. and China, and may enter additional markets. We develop solar power projects and provide EPC services in Europe through our subsidiary, Solar Green Technology S.p.A. We develop solar power projects in the U.S. through our subsidiary, SPI. We develop solar projects both on our own and through jointly controlled entities. We develop these projects with the intent to sell them to third parties upon completion of their construction.

As of the date of this annual report, we have one jointly controlled entity and six subsidiaries engaged in solar power projects outside China, with four established under the laws of Italy, one established under the laws of Germany, and two established under the laws of the United States of America. We own an equity interest between 51% and 100% in these projects through our subsidiaries. We expect that these solar power projects will be sold by the end of 2012, while we plan to establish additional similar project companies from time to time in these and other jurisdictions.

Other products

In April 2011, we announced a $35 million investment to establish a new manufacturing line to produce silane gas in our Xinyu polysilicon manufacturing facilities to supply up to 2,000 MT of silane gas to meet the growing demand from the semiconductor, solar and flat panel display industries. We expect to begin construction of this new plant in the third quarter of 2011 and to achieve mechanical completion in the first quarter of 2012, with commercial production planned to commence in the second quarter of 2012.

In April 2011, we announced a $40 million investment to add a sapphire wafer manufacturing capability to our facilities in Nanchang City, Jiangxi Province. Upon completion, we will have capacity to supply 2.0 million two-inch equivalent pieces of sapphire wafers on an annual basis and intend to capture the growth opportunities in the LED industry.

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

Our senior management team is actively involved in setting quality control policies and monitoring our quality control performance. However, it is impossible to avoid product defects. As we have disclosed in “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company and Our Industry — Product defects could result in increased costs, damage to our reputation and loss of revenues and market share” in this annual report, we encounter periodic sales returns in our ordinary course of business due to improper cleaning, non-conformity with customers’ specifications or product defects.

As of December 31, 2010, we had a core quality management unit consisting of 1,393 persons overseeing our quality control processes, audits and engineering. In addition, this unit runs the testing procedures at the quality-control checkpoints during the production process of wafers, ingots and modules. We purchase raw materials from trusted suppliers on our approved vendor list whenever possible and only those suppliers that pass our assessment are admitted to our approved vendor list. Raw materials are inspected by our quality management unit. Raw materials which fail to pass our incoming inspection are returned to the suppliers. At each stage of the production process, we conduct tests to ensure quality and compliance with all our internal production benchmarks. We conduct infra-red scans for impurities, as well as resistivity and life-time tests, on our ingots and crystalline blocks before proceeding to the next production step. We then conduct a final quality check after all wafers are cleaned and prior to packaging. Following completion of the production process, our products are inspected and tested thoroughly in the form of an output quality check to ensure that all customers’ specifications are met before our products are delivered to customers.

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

Customers, Sales and Marketing

Our principal customers include Q-Cells, MEMC, JA Solar, Gintech, Hyundai, Phoenix Solar and Conergy in terms of net sales for the year ended December 31, 2010. For the years ended December 31, 2008, 2009 and 2010, we derived approximately 28.2%, 25.0% and 34.2%, respectively, of our net sales from sales to PV customers in China and approximately 71.8%, 75.0% and 65.8%, respectively, from exports. During the years ended December 31, 2008, 2009 and 2010, our top five customers collectively accounted for approximately 48.6%, 45.5% and 30.6%, respectively, of our net sales. For the year ended December 31, 2008, Q-Cells, CSI and Solarfun contributed 20.4%, 8.2% and 7.9%, respectively, of our net sales. For the year ended December 31, 2009, Gintech, Q-Cells and Hyundai contributed 12.5%, 10.7% and 7.5% , respectively, of our net sales. For the year ended December 31, 2010, Q-Cells and MEMC contributed 8.5% and 7.2%, respectively, of our net sales. No other single customer contributed more than 10% of our net sales in 2008, 2009 or 2010. For a description of our net sales generated from the geographic regions of our customers, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Net Sales” in this annual report. We intend to continue to enhance and broaden our revenue and customer base to target other leading global PV products manufacturers.

We have written agreements with most of our customers although our sales to some of our customers have been based on periodic purchase orders. Our customers generally make an advance payment representing a portion of the contract value to us. The global economic slowdown and crisis in the global financial markets in late 2008 and early 2009 caused a number of our customers to request us to delay our shipments of wafers and certain customers requested us to re-negotiate the contract price. Any significant deviation from the contract terms on our customers’ part or our inability to negotiate or renegotiate acceptable quantities, prices and delivery terms from time to time with our customers may disrupt our operations and materially adversely affect our financial results.

During the second half of 2008 and in 2009, we have amended and/or supplemented many of our long-term supply contracts with our customers. Substantially all of these contracts were entered into in 2007 and the first half of 2008 with delivery volumes and unit pricing that reflected the strong market conditions of the solar industry prior to the global economic slowdown and crisis in the global financial market. These amendments and supplements generally provide for postponement of deliveries, adjustment to pricing on a prospective basis by reference to the current market, adjustment to the ratio between supply of polysilicon feedstock and delivery of solar wafers, and changes from solar wafers to solar modules. All of our customers have provided prepayments to us under our long-term supply contracts.

Our net sales generated from the various geographic regions during the years ended December 31, 2008, 2009 and 2010 as a percentage of our net sales has experienced some significant changes. Based on the immediate destination of our goods shipped, our sales to China as a percentage of our total sales decreased from 28.2% in the year ended December 31, 2008 to 25.0% in the year ended December 31, 2009 and increased to 34.2% in the year ended December 31, 2010. Our net sales to Asia Pacific ex-China during the year ended December 31, 2010 decreased to 22.6% as compared to 50.3% during the year ended December 31, 2009 and 30.1% during the year ended December 31, 2008. Our net sales to Europe during the year ended December 31, 2010 increased to 35.6% as compared to 20.4% during the year ended December 31, 2009 and 37.4% during the year ended December 31, 2008. Our net sales to North America during the year ended December 31, 2010 increased to 7.6% as compared to 4.3% during the year ended December 31, 2009 and 4.3% during the year ended December 31, 2008.

Suppliers

Raw materials and consumables

We use raw materials and consumables including metallurgical-grade silicon feedstock, virgin polysilicon, recyclable polysilicon, cells, consumables and other materials to produce our PV products, including polysilicon, wafers, cells and modules. The majority of our polysilicon feedstock consists of polysilicon scraps and recyclable polysilicon.

Since 2009, we have been increasingly sourcing our virgin polysilicon feedstock from our in-house production. We commenced our polysilicon production in 2009. As we continue to ramp up our in-house polysilicon production capacity, we expect to rely increasingly on our in-house supply of polysilicon feedstock to meet our solar-grade silicon needs. See “— Our Products and Services — Polysilicon production.” We also source polysilicon feedstock from the spot market from time to time depending on the price and our requirements. Polysilicon is a raw material used to manufacture wafers.

For the years ended December 31, 2008, 2009 and 2010, polysilicon feedstock comprised approximately 82.5%, 54.7% and 50.4% of our wafer costs of goods sold (excluding inventory write-downs), respectively.

Our costs of other materials used to manufacture cells and modules have increased significantly in 2010 as we continue to ramp up our module production as well as cell production. We expect the costs of materials used to manufacture cells and modules to increase as we continue with our vertical integration strategy.

We have written agreements with our principal polysilicon feedstock suppliers. We have also entered into polysilicon raw material supply arrangements with our customers. In addition, we have sourced significant amounts of polysilicon feedstock from suppliers in the spot markets without any prior written agreements.

From time to time, we may have to make prepayments to our virgin polysilicon and cell suppliers in order to secure a stable supply of our virgin polysilicon feedstock and cells. We make these prepayments without receiving any collateral. As of December 31, 2010, our prepayments to suppliers amounted to $126.8 million, including prepayments made to virgin polysilicon and cell suppliers.

We purchase cells from third parties for use in our module production. For the year ended December 31, 2010, cells purchased from third parties comprised approximately 79.4% of our module cost of goods sold and 23.9% of our total cost of goods sold. We purchase cells from cell manufacturers including JA Solar Holdings Co., Ltd., Q-Cells AG, Shandong Runfeng International Trade Co. Ltd., and Hunan Red Sun Photoelectricity Science and Technology Co. Ltd. We also manufacture our own cells in-house. As we ramp up our in-house cell production, we expect to rely less on third parties for our cell supplies.

We use consumables in our production including slurry, sawing wires, crucibles and other materials. We source most of our consumables from suppliers in China. In January 2008, we acquired 33.5% of Jiangxi Sinoma, a Xinyu-based crucibles manufacturer, in an effort to ensure supply of our needs for crucibles.

Equipment

We source our key manufacturing equipment mostly from leading international manufacturers, with some from reputable domestic manufacturers. GT Solar has provided most of our current DSS furnaces, with JYT Corporation providing the remaining DSS furnaces. All of our DSS furnaces are equipped with safety kits that limit potential damage in the event of an accident. JYT Corporation has provided all of our current monocrystalline pullers. GT Solar has also provided substantially all of our polysilicon reactors. Meyer Burger and Applied Materials have provided all of our squarers and wire saws. We have purchased our cell manufacturing equipment from Applied Materials and others. We also purchase ancillary equipment from other manufacturers.

Competition

The PV market is highly competitive and rapidly evolving. We may face increasing pressure on price reduction, reduced profit margin or loss of market share. Like us, during the past few years, other PV companies have also engaged in aggressive expansion programs. In addition, the number of new entrants in the PV market has also rapidly increased due to the growth of actual and forecasted demand for PV products.

As a vertically integrated manufacturer of PV products, we compete with other integrated solar companies as well as with manufacturers of polysilicon, solar wafers and modules, and developers of PV projects. We compete with players such as CSI, First Solar, GCL, Hemlock, JA Solar, M.SETEK, MEMC, OCI, REC, ReneSola, Suntech Power, Trina, Wacker Chemie and Yingli. In recent years, many technology companies, which have historically not manufactured solar products, have recently also been developing PV capabilities in-house. These players include AU Optronics, Samsung and TSMC. Some of our current and potential competitors may have a longer operating history, wider name recognition, greater resources, larger customer base, better access to low-cost raw materials and greater economies of scale than us.

We believe that the key competitive factors in the PV market include:

•	cost competitiveness and price;

•	continuous access to high-quality and low-cost raw materials, including polysilicon feedstock;

•	product quality;

•	economies of scale;

•	advanced technology and manufacturing processes;

•	strong global distribution channels;

•	customer service and support; and

•	brand recognition.

Some companies have spent significant resources in the R&D of proprietary solar technologies that may eventually produce PV products at costs similar to, or lower than, those of our solar wafers without compromising product quality. For example, there are polysilicon producers that are developing silicon production technologies that may lead to significantly lower cost to produce solar polysilicon of similar purity and quality as ours. There are also manufacturers who are developing or currently producing PV products based on thin-film PV materials, which require significantly less polysilicon to produce than our solar products. These alternative PV products may cost less than those based on multicrystalline or monocrystalline technologies while achieving the same or better level of conversion efficiency. Our founder, chairman, chief executive officer and controlling shareholder, Mr. Peng, in his personal capacity, and his family members are engaged in certain alternative energy projects, including a project involving thin-film technology. In addition, Mr. Peng and his family may invest or otherwise participate in their personal capacity in other alternative energy projects, such as projects involving solar thermal, wind energy and biofuels. See “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management.” We have decided not to enter into the thin-film module production business.

The solar industry in general also competes with other sources of renewable energy and conventional power generation.

Property

We both own and lease properties for our operations. When we state that we own certain properties in China, we own the relevant long-term land use rights. In China, with very few exceptions, industrial land is owned by the state.

Owned property

We own the land use rights related to our production facilities, including our wafer, polysilicon and module production facilities, located in Xinyu City and Nanchang City, Jiangxi Province and Hefei City, Anhui Province, China. In 2010, we acquired additional land use rights for a total site area of 1,247,407 square meters located in Xinyu City and Nanchang City for approximately $43.4 million. As of the date of this annual report, we owned approximately 6,592,718 square meters for an original term of 50 years, renewable upon its expiration. We are currently in the process of acquiring land use rights with respect to a total site area of approximately 658,082 square meters.

As of the date of this annual report, we have obtained real estate related to our plants in Xinyu City and Nanchang City, Jiangxi Province and Hefei City, Anhui Province, China with a gross floor area of approximately 821,772 square meters and we are in the process of acquiring real estate with a total site area of approximately 846,275 square meters. We occupy our owned properties for purposes of production, R&D and as our headquarters office and employee living quarters.

Leased property

We currently lease 208 square meters of office space in Shanghai from an independent third party. This lease will expire in December 2011.

We also lease 2,860 square feet of office space in Sunnyville, California, from an independent third party. This lease will expire in April 2012.

In addition, we lease 1,617 square feet of office space in Hong Kong from an independent third party. This lease will expire in January 2013.

We currently lease 19,073 square meters of factory and office space in Nanchang from an independent third party. The lease related to the factory space will expire in December 2011. With regard to the office space, the lease of 100 square meters will expire in September, 2012; the lease of 50 square meters will expire in March, 2013; and the lease of 500 square meters does not have a fixed term. As of the date of this annual report, the party from whom we lease this property has not provided us with the relevant property ownership certificates or consents from the owner of this property.

We also lease 79,830 square meters of office space in Suzhou from an independent third party. This lease will expire in December 2011. As of the date of this annual report, the party from whom we lease 2,974.66 square meters has not provided us with the relevant property ownership certificates.

We also lease 4,602 square meters of office space in Hefei from an independent third party. This lease will expire in August 2011.

We also lease 13,500 square meters of factory, dormitory and office space in Shenzhen from an independent third party. The lease will expire in February, 2012. As of the date of this annual report, the party from whom we lease this property has provided us with the relevant usage certificates for the building leased, as confirmed by the local government agency, but has not provided us with the relevant property ownership certificates.

Insurance

We maintain property insurance coverage on our facilities, production equipment and inventory in stock, which amounted to approximately $3,427 million as of December 31, 2010. We have also taken out insurance coverage for performance warranty of our PV modules from Munich Re, with a 25-year coverage to guarantee the performance of our modules at least at 90% of their capacity during the first 10 years and at least 80% during the remaining 15 years. We do not have insurance coverage on other assets of ours, such as products in transit, interruption of business or product liabilities. We consider our insurance coverage to be adequate to cover all normal risks associated with our operations in accordance with industry standards and practices in China. We have purchased director and officer liability insurance for our directors and officers.

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

The PRC Ministry of Housing and Urban-Rural Development, formerly the PRC Ministry of Construction, issued a directive in June 2005 to encourage the use of solar energy in residential and commercial buildings and the increased application of solar energy in townships in China. Because China is consuming more and more energy as its economy expands and the related industrial pollution is threatening the environment and livelihood of the nation, the PRC State Council promulgated a directive in July 2005 with specific measures to conserve energy resources.

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

In December 2010, the Ministry of Industry and Information Technology, NDRC and the Ministry of Environmental Protection jointly issued a circular entitled the Conditions of Entry to Polysilicon Industry to curb excessive capacity and redundant construction in the PRC polysilicon industry. According to the circular, these PRC governmental agencies will, in principle, not approve any new polysilicon project until the PRC government has promulgated a new guideline for these types of investment projects, except for projects that have already been approved by the relevant national investment administration authorities. For existing polysilicon projects, the relevant enterprises must submit an application pursuant to the circular to the relevant provincial office of the Ministry of Industry and Information Technology for review. Any enterprise that fails to meet the requirements contained in the circular will be required to withdraw or terminate its polysilicon project. This circular also sets forth specific requirements, including those relating to capital, scale of production, energy consumption and environmental protection.

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

Tax

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC tax laws and regulations. In accordance with the PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises and the related implementation rules effective prior to January 1, 2008, foreign-invested enterprises incorporated in China, such as Jiangxi LDK Solar, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, were generally subject to a national enterprise income tax at the rate of 30% on their taxable income and a local enterprise income tax at the rate of 3% on their taxable income. This foreign invested enterprise income tax law and its implementation rules provided certain favorable tax treatments to foreign-invested enterprises such as a two-year exemption from the national enterprise income tax from their first profitable year and a 50% reduction of their applicable national enterprise income tax rate for the subsequent three years for manufacturing enterprises with operating terms of more than ten years. Pursuant to PRC tax laws relating to foreign-invested enterprises, local preferential enterprise income tax treatment is within the jurisdiction of the applicable local provincial authorities. For example, the Jiangxi provincial government has specified that energy companies that have been in operation for more than ten years, such as Jiangxi LDK Solar, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, are eligible for a five-year exemption from the 3% local enterprise income tax from their first profitable year; and a 50% reduction of their local enterprise income tax rate for the succeeding five years.

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

Pursuant to the new tax laws and regulations, since January 1, 2008, dividend payments for earnings derived since January 1, 2008 to foreign investors made by foreign-invested enterprises, such as our PRC subsidiaries, Jiangxi LDK Solar, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, are subject to a 10% withholding tax unless any such foreign investor’s jurisdiction of incorporation has a tax treaty or agreement with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty or agreement with China. In addition, under the new tax law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% as to their worldwide income. Under the implementation regulations issued by the State Council relating to the new tax law, “de facto management body” is defined as the body that has material and overall management control over the business, personnel, accounts and properties of an enterprise. In April 2009, the PRC State Administration of Taxation promulgated a circular to clarify the definition of “de facto management body” for enterprises incorporated overseas with controlling shareholders being PRC enterprises. Therefore, it remains unclear how the tax authorities will, in practice, treat an overseas enterprise invested or controlled by another overseas enterprise and ultimately controlled by PRC individual residents as is in our case. We are currently not treated as a PRC resident enterprise by the relevant tax authorities. Since substantially all of our management is currently based in China and may remain in China in the future, we may be treated as a “resident enterprise” for the PRC tax purposes and subject to PRC enterprise income tax at the rate of 25% as to our worldwide income.

Foreign currency exchange

See “Item 10. Additional Information — D. Exchange Controls” in this annual report.

Dividend distribution

The principal regulations governing distribution of dividends by foreign-invested enterprises in China, such as our PRC subsidiaries, include:

•	Company Law of 1993, as amended;

•	Wholly Foreign-owned Enterprise Law of 1986, as amended;

•	Wholly Foreign-owned Enterprise Law Implementation Rules of 1990, as amended;

•	Equity Joint Venture Enterprise Law of 1979, as amended; and

•	Equity Joint Venture Enterprise Law Implementation Rules of 1983, as amended.

Under the current regulatory regime in China, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. After making up for any deficit in prior years pursuant to the PRC laws, a wholly foreign-owned enterprise in China, such as Jiangxi LDK Solar, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, is required to set aside at least 10% of its after-tax profit calculated in accordance with the PRC accounting standards and regulations each year as its statutory general reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. A wholly foreign-owned enterprise is also required to allocate a certain percentage of its after-tax profit calculated in accordance with the PRC accounting standards and regulations each year as its employee welfare and bonus funds, and its board of directors has the discretion to determine the percentage of the after-tax profits for such employee welfare and bonus funds, which is likewise not distributable to its equity owners except in the event of a liquidation. A sino-foreign joint venture enterprise, such as Nanchang LDK, is required to set aside a certain percentage of its after-tax profit calculated in accordance with the PRC accounting standards each year for its statutory general reserves, employee welfare and bonus funds and enterprise development fund in accordance with the requirement of relevant PRC laws and its articles of associations. The board of directors of a sino-foreign joint venture enterprise has the discretion to determine the respective percentages of its after-tax profits for its statutory general reserves, employee welfare and bonus funds and enterprise development funds, which are not distributable to its equity owners except in the event of a liquidation.

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

We were incorporated in the Cayman Islands on May 1, 2006 by LDK New Energy, a British Virgin Islands company wholly owned by Mr. Xiaofeng Peng, our founder, chairman and chief executive officer. All of our principal operating subsidiaries were incorporated in China. Jiangxi LDK Solar was incorporated in China on July 5, 2005 by Suzhou Liouxin, a company incorporated under the laws of China, and Liouxin Industrial Limited, a company incorporated under the laws of Hong Kong, each beneficially and wholly owned by Mr. Peng. Upon completion of our incorporation in the Cayman Islands, we acquired all of the equity interests in Jiangxi LDK Solar from Suzhou Liouxin and Liouxin Industrial Limited. In September 2006, we incorporated LDK Hong Kong under the laws of Hong Kong as our wholly owned subsidiary. In January 2007, we incorporated LDK USA in California as our wholly owned subsidiary. We incorporated two wholly owned PRC subsidiaries, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, on July 12 and October 11, 2007, respectively, both in Jiangxi Province, China. In March 2009, we incorporated LDK Europe in Luxemburg as our wholly owned subsidiary. On December 8, 2009, we incorporated a wholly owned subsidiary, LDK Silicon, in the Cayman Islands. On January 12, 2010, we incorporated a wholly owned subsidiary, LDK Silicon Hong Kong.

In June 2007, we completed the IPO of our ADSs and listed our ADSs on the New York Stock Exchange. We have since undertaken various restructurings as we grew our business and streamlined our operations.

The following chart sets forth our simplified corporate structure as of the date of this annual report:

(1)	On December 30, 2010, we and our wholly owned polysilicon-manufacturing subsidiaries entered into a subscription agreement with China Development Bank Capital Corporation Ltd., or CDB Capital, a wholly owned subsidiary of China Development Bank Corporation, or CDB, Excel Rise Holdings Limited and Prosper East Limited, investment funds affiliated with China Construction Bank Corporation, and Appollo Asia Investment Limited, an investment fund affiliated with Bank of China, in which these investors agreed to subscribe for 240 million series A redeemable convertible preferred shares of LDK Silicon, which represent, on an as-if-converted basis, approximately 18.46% of the aggregate issued and outstanding share capital of LDK Silicon, for an aggregate price of $240 million. This completion of this investment is still subject to the various PRC governmental approvals relating to investments in foreign enterprises in addition to the relevant corporate approvals of the investors.

(2)	Joint venture, partnership or company established for holding our solar power projects.

(3)	LQ energy GmbH is a jointly controlled entity incorporated under the laws of Germany.

In the ordinary course of our solar project development, we have established, and may continue to establish, from time to time, jointly controlled entities, project partnerships or companies for the purpose of developing and selling these projects. As of the date of this annual report, we have one jointly controlled entity and six subsidiaries established under the laws of jurisdictions outside China, including Italy, Germany and the United States. We intend to sell these projects by disposing of our interests in these joint ventures, partnerships or companies to third parties.

Currently, we are 49.7% beneficially owned by Mr. Peng, without taking into account any securities that any shareholder or option holder has the right to acquire within 60 days after the date of this annual report through the exercise of any option, warrant or right. Mr. Peng maintains effective control over our business and corporate matters that require shareholders’ approval.

D.	Property, Plants And Equipment

For information regarding our material property, plant and equipment, see “— B. Business Overview — Suppliers — Equipment” and “— Property” in this annual report.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	Operating Results

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Item 3. Key Information — A. Selected Financial and Operating Data” and our audited consolidated financial statements included in this annual report beginning on page F-1. The following discussion and analysis contain forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report.

Overview

We are a leading vertically integrated manufacturer of PV products. While our historical strength has been in the solar wafer business, we have expanded our business to meet the solar industry’s requirements for high-quality and low-cost polysilicon, wafers, cells, modules, systems, power projects and solutions. Our solar module business has grown to represent a significant portion of our revenue. We intend to continue to pursue our strategy of increasing our vertical integration by further expanding our business at each step of the PV product value chain.

Polysilicon.  We have constructed two polysilicon plants, Mahong Plant and Xiacun Plant, near our wafer production facilities that have the capability to produce both solar-grade and semiconductor-grade polysilicon. As of March 31, 2011, we had an aggregate installed annualized polysilicon production capacity of approximately 12,000 MT at these two plants. We intend to increase our total installed annualized polysilicon production capacity to 25,000 MT by the end of 2011 through the completion of our two plants, technological improvement, process refinement and equipment enhancement. As part of our strategy to reduce wafer production costs, we consume a portion of our polysilicon output in our wafer production.

Wafer.  We manufacture and sell multicrystalline and monocrystalline solar wafers globally to manufacturers of solar cells and solar modules. We also provide wafer processing services, producing wafers for customers who provide polysilicon materials to us. As of March 31, 2011, we had an annualized solar wafer production capacity of approximately 3.5 GW. By the end of 2011, we plan to expand our annualized solar wafer production capacity to 4.2 GW.

Cell and Module.  In recent years, we have expanded into the manufacturing of solar cells and modules. Although we currently source the majority of our cell requirements from third parties, we commenced solar cell production in the third quarter of 2010. As of March 31, 2011, we had an annualized solar cell production capacity of approximately 570 MW. We plan to expand our annualized solar cell production capacity to 1.8 GW by the end of 2011. We have used all the solar cells we produce for our in-house production of solar modules. In the third quarter of 2009, we commenced commercial sales of our solar modules to developers, distributors and system integrators. As of March 31, 2011, we had an annualized solar module production capacity of approximately 1.6 GW. Our modules have been certified in various European countries and the U.S. We plan to develop and expand our module production capacity to approximately 3.0 GW by the end of 2011. We currently use a portion of our module production for our solar power projects.

Solar Power Projects.  We design and develop solar power projects in Europe, the U.S. and China, and may enter additional markets. We develop solar projects both on our own and through jointly controlled entities. We develop these projects with the intent to sell them to third parties upon completion of their development. We also provide EPC services for solar power projects. We have entered into letters of intent to sell some of our solar power projects prior to, and contingent upon, the completion of such projects. We have entered into letters of intent to sell some of our solar power projects prior to, and contingent upon, the completion of such projects. We entered into a strategic financing framework arrangement in September 2010 with CDB, pursuant to which CDB intends to provide us credit facilities of up to Rmb 60 billion over a five-year period subject to credit reviews and certain other conditions and under terms to be agreed at each time we enter into a borrowing under this arrangement. We have financed our solar power projects with bank financings, including borrowings under the strategic financing framework arrangement with CDB.

New Products.  In April 2011, we announced a $35 million investment to establish a new manufacturing line to produce silane gas in our Xinyu polysilicon manufacturing facilities to supply up to 2,000 MT of silane gas per year to meet the demand from the semiconductor, solar and flat panel display industries. We expect to begin construction of this new plant in the third quarter of 2011 and to achieve mechanical completion in the first quarter of 2012, with commercial production planned to commence in the second quarter of 2012. Also in April 2011, we announced a $40 million investment to construct a sapphire wafer manufacturing facility in Nanchang City, Jiangxi Province, with a capacity to supply 2.0 million two-inch equivalent pieces of sapphire wafers on an annual basis. The mechanical completion of the sapphire wafer facility is scheduled for the end of 2011. With the addition of these manufacturing capacities, we expect to be able to capture the growth opportunities in the LED industry.

Our production facilities are primarily located in Xinyu City, Jiangxi Province, with our cell and module production facilities also in Hefei City, Anhui Province; Shenzhen City, Guangdong Province; Nanchang City, Jiangxi Province; and Suzhou City, Jiangsu Province.

Our principal PV product customers, in terms of net sales for the year ended December 31, 2010, include Q-cell, MEMC, JA Solar, Gintech, Hyundai, Phoenix Solar and Conergy.

In the years ended December 31, 2008, 2009 and 2010, we had total net sales of $1,643.5 million, $1,098.0 million and $2,509.3 million, respectively. For the year ended December 31, 2008, we had net income of $66.4 million. For the year ended December 31, 2009, we recorded a net loss of $234.0 million. For the year ended December 31, 2010, we had net income of $296.5 million.

Key Factors Affecting Our Results of Operations

The following are key factors that affect our financial condition and results of operations. They are important for understanding our business:

•	demand for our PV products, including government incentives to promote the usage of solar energy;

•	the pricing of our PV products;

•	mix of our PV products;

•	our manufacturing and raw material costs; and

•	our production capacity and its utilization.

Demand for our PV products

Our business and revenue growth are, in part, a function of the demand for PV products. The PV market remains at a relatively early stage of development and it is uncertain whether solar energy will be widely adopted. Demand for PV products has grown significantly over the past decade, although the global solar power industry experienced a decline in demand in the fourth quarter of 2008 and first quarter of 2009 due to the reduced availability of financing for downstream buyers as a result of the global financial crisis and the rapid slide in petroleum and natural gas prices, which rendered solar energy less cost competitive and less attractive as an alternative source of energy. Demand for our PV products rebounded from the second quarter of 2009 as the global economy gradually recovered. Many of our customers who experienced financing and/or operational difficulties during the global economic slowdown have regained access to credit and resumed performance of their contracts with us that were temporarily suspended or delayed in the fourth quarter of 2008 and first quarter of 2009. The demand for our PV products increased in 2010. However, there are still significant uncertainties for the sustainability of the growth in the PV market under the current macroeconomic environment, which could lead to fluctuations in the demand for our products.

Demand for PV products is driven, in part, by government incentives that make the economic cost of solar power competitive compared to that of traditional forms of electricity generation. To the extent that government incentives decrease, demand for our solar wafers and modules and our sales and profits may be harmed. Historically, certain European countries, including Spain, Germany and Italy, have represented an important market for PV products due to government incentives for the PV market. However, many of these countries, including Spain, Germany and Italy, have reduced, and are expected to further reduce, such government incentives. Reductions in government incentives, especially those in our target overseas markets, could cause demand for our products and our revenues to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects.

Certain recent developments have adversely affected our results of operations in 2011 to date:

•	delays in shipments of products to certain customers in Italy due to a recent announcement by Italy’s government of plans to reduce its subsidies for the solar industry;

•	the seasonal slowdown in our business due to the Chinese New Year holiday; and

•	delays in shipments of products to certain customers in Japan due to the effects of the Japan earthquake and tsunami in March 2011 on Japanese customer demand for our products.

There can be no assurance regarding the magnitude or length of time of the effects on our financial results caused by the Italy and Japan developments described above.

Pricing of our PV products

PV products, including polysilicon, wafers, and modules, systems and solutions are priced based on a variety of factors, including our costs, global PV market prices, supply and demand conditions, and the terms of our customer contracts. We price our PV products on a per-piece and per-watt basis. Prices for PV products that we price on a per-watt basis have fluctuated significantly. While sale prices for PV products are immediately affected by market prices, the costs of our PV products typically do not adjust with the same immediacy, therefore any sudden drop in PV products sale prices will inevitably affect our gross margin. While PV prices increased throughout most of 2010 and into early 2011, prices for most PV products along the value chain have recently declined due to reductions in government incentives in certain major PV markets and capacity expansion of PV players. We expect PV prices to decline further. If PV products prices decline and we are unable to lower our costs in line with the price decline, whether through more cost-effective manufacturing of feedstock, larger ingots or thinner wafers, or through technological advances, our profitability and financial condition would be adversely affected.

Mix of our PV products

As a vertically integrated manufacturer of PV products, we sell polysilicon, wafer, module and PV projects to the market. Historically, solar wafers have accounted for a significant portion of our revenue. As we expand our operations both upstream and downstream, our sales of modules have increased. While polysilicon cost represents a significant portion of our wafer manufacturing costs and we intend to leverage our in-house polysilicon supply to further optimize our wafer cost structure, we have and may continue to sell polysilicon directly to third-party customers to the extent commercially sensible rather than consuming all of it in-house. We also offer wafer and module processing services to our customers who provide us with polysilicon and cells, respectively. We do not sell cells to third-party customers, and we have been increasing the sales of modules to third-party customers. With our expansion into solar power projects, our revenues and margins will also be affected since we can only recognize revenues from projects once the project is sold or when certain criteria have been met. We also offer EPC services which carry significantly lower gross margins compared to our historical performance. As the product mix changes, our revenues, gross margins and operating margins may change. If module sales gain a larger portion of our total sales, our margins are expected to decline.

Our manufacturing and raw material costs

Our cost of goods sold consists primarily of the costs of polysilicon feedstock, consumables, materials for cells, modules and projects, other manufacturing costs, and depreciation. Historically, polysilicon costs represented the majority of our overall cost of goods sold. For the years ended December 31, 2008, 2009 and 2010, our costs of polysilicon feedstock consumed for our wafer production accounted for approximately 82.5%, 54.7% and 50.4%, respectively, of our wafer cost of goods sold (excluding inventory write-downs). With the completed construction and the gradual ramp-up of our polysilicon production plants, we have implemented measures to reduce our manufacturing costs in polysilicon production. We also procure external cells for our production of solar modules which contributed to a significant portion of our costs of goods sold. From the first quarter of 2011 onwards, external cell procurement costs should decline as we continue to ramp up our solar cell plants. Furthermore, cell processing and module processing costs have increased as a percentage of our costs of goods sold, and as we increase the vertical integration of our PV product value chain, we expect cell processing and module processing costs to increase. Although we have significantly reduced our manufacturing costs, there still exists much for us to improve. We have made continuous endeavors to reduce our manufacturing costs, through increased production scale, improved production yield, using automatic sorting equipment to reduce wafer breakage, and more skilled manufacturing personnel following their initial learning curve. Effective cost-reduction measures in our polysilicon, wafers, cells and modules production have become critical to our financial condition and results of operations. If we fail to continue to reduce our manufacturing costs, our profitability and competitiveness will be adversely affected.

Our production capacity and its utilization

Demand for our PV products has been improving as a result of a gradual recovery after the global economic slowdown and turmoil in the global financial markets in the second half of 2008 and early 2009. To capitalize on the growing demand for our products, we are working to expand our installed annualized polysilicon production capacity from 12,000 MT as of March 31, 2011 to 25,000 MT by the end of 2011. We have also expanded our solar wafer production capacity and, as of March 31, 2011, our annualized solar wafer production capacity reached approximately 3.5 GW. By the end of 2011, we plan to expand our annualized production capacity of solar wafers to approximately 4.2 GW. In addition, we plan to develop and expand our module business to approximately 3.0 GW in annualized production capacity and our solar cell business to approximately 1.8 GW in annualized production capacity each by the end of 2011 by further developing our in-house production capabilities and through potential acquisitions. We will continue to monitor market demand to determine the timing for any further expansion.

If we fail or encounter significant impediments in our efforts to match our production capacity with market demand for our products, or if the global economic conditions experience another downturn and we fail to successfully utilize our manufacturing capacity, we will either be unable to increase our sales and profits and capture additional market share, or unable to generate revenue, profit and cash flow from our substantial capital expenditures and be faced with excessive production capacities, and our financial condition and results of operations will be adversely affected.

Net Sales

We derive revenues primarily from the sale of PV products, including wafers and modules. We sell our wafers to cell and module producers, and we sell our modules to developers, distributors and system integrators. We also provide processing services to customers who supply silicon materials and/or multicrystalline or monocrystalline ingots to us for processing into wafers. In addition, we sell polysilicon and silicon materials, which include ingots as well as silicon scraps. For the years ended December 31, 2008, 2009 and 2010, approximately 91.0%, 86.1% and 60.7%, respectively, of our net sales were generated from sales of wafers. Sales of modules accounted for 5.4% of our net sales during the year ended December 31, 2009 and 25.3% of our net sales during the year ended December 31, 2010. Sales from processing services and silicon materials accounted for 7.1% and 1.9%, respectively, of our net sales during the year ended December 31, 2008, 7.3% and 0.7%, respectively, of our net sales during the year ended December 31, 2009 and 8.2% and 3.2%, respectively, of our net sales during the year ended December 31, 2010. We expect that sales of solar wafers will continue to account for a significant portion of our net sales for the foreseeable future while sales of modules will become a significant component of our net sales as we gradually expand our module manufacturing sales. We also expect solar power projects and our EPC businesses to increase as a proportion of our net sales as we continue to develop our solar power projects.

During the years ended December 31, 2008, 2009 and 2010, our net sales by product were as follows:

	Year Ended December 31,
	2008		2009		2010
Product	Net Sales	% of Total	Net Sales	% of Total	Net Sales	% of Total
	(In millions)		(In millions)		(In millions)

Wafers	$1,495.0	91.0%	$945.0	86.1%	$1,522.9	60.7%
Modules	—	—	58.9	5.4	634.4	25.3
Processing of PV products on behalf of others	116.9	7.1	80.6	7.3	204.9	8.2
Silicon materials	31.6	1.9	8.0	0.7	79.1	3.2
Others	—	—	5.5	0.5	68.0	2.6

Total net sales	$1,643.5	100.0%	$1,098.0	100.0%	$2,509.3	100.0%

Our net sales are affected by our unit sales volume, average selling prices and product mix. We currently make most of our sales to customers through non-exclusive, short-term purchase order arrangements. Increased sales on a long-term contract rather than spot market basis are likely to lead to a reduction in average selling prices. We have entered into long-term sales arrangements with some of our major customers, including Hyundai, Neo Solar, Q-Cells, Sunways, NEO, Moser Baer, Sumitomo, BYD and Solartech Energy. Pursuant to these arrangements we have committed to supply each of them with specific quantities of wafers over the next few years, with some subject to periodic negotiations on prices. For the years ended December 31, 2008, 2009 and 2010, our top five customers accounted for 48.6%, 45.5% and 30.6%, respectively, of our net sales, with Q-Cells, CSI and Solarfun contributing 20.4%, 8.2% and 7.9%, respectively, of our net sales for the year ended December 31, 2008, Gintech, Q-Cells and Hyundai contributing 12.5%, 10.7% and 7.5%, respectively, of our net sales for the year ended December 31, 2009 and Q-Cells and MEMC contributing approximately 8.5% and 7.2%, respectively, of our net sales for the year ended December 31, 2010.

We currently have four geographic markets where our customers are located:

•	Europe;

•	China;

•	Asia Pacific ex-China; and

•	North America.

During the years ended December 31, 2008, 2009 and 2010, our net sales generated from these geographic regions were as follows:

	Year Ended December 31,
	2008		2009		2010
Geographic		%		%		%
Region	Net Sales	of Total	Net Sales	of Total	Net Sales	of Total
	(In thousands)		(In thousands)		(In thousands)

Europe	$614,671	37.4%	$223,835	20.4%	$892,803	35.6%
China	463,101	28.2	274,019	25.0	858,988	34.2
Asia Pacific ex-China	494,488	30.1	552,610	50.3	566,172	22.6
North America	71,235	4.3	47,574	4.3	191,384	7.6

Net sales	$1,643,495	100.0%	$1,098,038	100.0%	$2,509,347	100.0%

We determine the geographical market of our net sales based on the immediate destination of our goods shipped. We will periodically adjust our geographic market classification on the basis of our sales as our management determines from time to time to be appropriate in reflecting our operations.

Cost of Goods Sold

Our cost of goods sold consists primarily of:

•	feedstock for manufacturing polysilicon, including metallurgical-grade silicon feedstock and chemicals;

•	polysilicon feedstock, including solar-grade virgin polysilicon, polysilicon ingots, polysilicon powder, scraps, recyclable polysilicon and various feedstock for polysilicon production (with the costs determined using the weighted average method);

•	materials for manufacturing wafers, including slurry, crucibles, sawing wires, packaging materials and other auxiliary materials;

•	materials for manufacturing cells and modules;

•	cells purchased from third parties;

•	materials for solar power projects;

•	depreciation and amortization of property, plant, equipment and technical know-how;

•	factory overhead, including maintenance of production equipment and other support expenses associated with the manufacturing of our solar wafers, modules and ingots;

•	utilities, net of government subsidies;

•	direct labor, including salaries and benefits of personnel directly involved in manufacturing activities;

•	share-based compensation attributable to our manufacturing personnel;

•	provisions for inventory write-downs due to product defects or decline in market prices for our inventories; and

•	warranty expenses related to our solar module business.

During the years ended December 31, 2008, 2009 and 2010, our cost of goods sold by product/service was as follows:

	Year Ended December 31,
	2008		2009		2010
	Cost of	% of	Cost of	% of	Cost of	% of
Product	Goods Sold	Total	Goods Sold	Total	Goods Sold	Total
	(In millions)		(In millions)		(In millions)

Wafers(1)	$1,446.6	93.0%	$1,089.7	89.9%	$1,118.6	57.3%
Modules	—	—	52.1	4.3	586.8	30.1
Processing of PV products on behalf of others	83.4	5.4	62.2	5.2	133.5	6.8
Silicon and other materials	25.1	1.6	3.5	0.3	59.0	3.0
Others	—	—	4.1	0.3	53.6	2.8

Total cost of goods sold	$1,555.1	100.0%	$1,211.6	100.0%	$1,951.5	100.0%

(1)	Includes substantially all of the provision for inventory write-downs in the relevant periods.

Our total cost of goods sold is expected to increase as we increase our production volume. Depreciation and amortization of property, plant and equipment will also constitute a significant part of our cost of goods sold.

Operating Expenses

Our operating expenses include selling expenses, general and administrative expenses, and R&D expenses. Our operating expenses have increased substantially as we have expanded our wafer and module operations and ramped up our polysilicon production during the relevant periods.

Selling expenses

Selling expenses consist primarily of salaries and benefits for sales personnel, including share-based compensation attributable to our sales personnel, transportation costs and marketing expenses. Our selling expenses have increased as we endeavored to increase our sales and marketing efforts, hire additional sales personnel and establish overseas sales and support offices to enhance the effectiveness of our direct marketing.

We expect our selling expenses to increase substantially in the near future as we hire additional sales personnel, devote more resources toward sales and marketing of our modules.

General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for our administrative and management personnel, consulting and professional service fees, insurance premiums, travel and related costs of our administrative and management personnel, and costs of maintaining our information technology systems. General and administrative expenses also include the share-based compensation attributable to our directors, administrative and management personnel and service providers and in 2008, 2009 and 2010, included provisions for doubtful recoveries of accounts receivable and prepayments to our suppliers. Our general and administrative expenses are expected to increase along with our wafer, module and cell production expansion and polysilicon production ramp-up as well as the continued upgrade of our information technology infrastructure.

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

We expect our R&D expenses to increase substantially in the near future as we hire additional R&D personnel, devote more resources toward improving our manufacturing processes and optimizing our polysilicon use in the production of our PV products and as we continue to research new innovations and technologies in PV production.

Share-based Compensation Expenses

For the years ended December 31, 2008, 2009 and 2010, we recorded share-based compensation expenses of approximately $16,614,000, $14,212,000 and $11,044,000 respectively. We allocated these share-based compensation expenses for the years ended December 31, 2008, 2009 and 2010 as follows:

•	approximately $3,667,000, $3,381,000 and $2,783,000, respectively, to our cost of goods sold;

•	approximately $27,000, $32,000 and $57,000, respectively, to our selling expenses;

•	approximately $12,609,000, $10,478,000 and $7,717,000, respectively, to our general and administrative expenses; and

•	approximately $311,000, $321,000 and $487,000, respectively, to our R&D expenses.

We made the above allocations on the basis of the job functions of grantees to whom we granted the stock options. As of December 31, 2008, 2009 and 2010, there was unrecognized compensation cost in the aggregate of $21.6 million, $10.6 million and $37.8 million, respectively, relating to non-vested stock options. We expect to recognize this stock option compensation cost over the remaining vesting period of the related options. We will incur additional share-based compensation expenses in 2011 and future periods due to amortization of the unrecognized cost as of December 31, 2010 as well as any additional stock option grants after December 31, 2010.

Other Income and Expenses

Our other income and expenses consist mainly of interest income, interest expense, foreign currency exchange gain/(loss), change in fair value of prepaid forward contracts, equity in income of an associate and government subsidies.

Interest income or expense

Our interest income represents interests on our cash balances.

Our interest expense consists primarily of interest expenses with respect to our short-term and long-term borrowings from banks, and interest and amortization of issuance costs of our convertible senior notes, less interest expenses capitalized to the extent they relate to our capital expenditures. Our interest income and expense also include our gain or loss on interest rate swap contracts. We have not entered into any interest rate swap contract since the beginning of 2009.

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

2006 was the first profitable year of Jiangxi LDK Solar. As a foreign-invested manufacturing enterprise, it was entitled to full exemption from the national and local enterprise income taxes for 2006 and 2007. Due to these preferential tax treatments, no income tax was incurred by Jiangxi LDK Solar for the years ended December 31, 2006 and 2007. You may find additional information in “Item 3. Key Information — D. Risk Factors — Risks Relating to Business Operations in China — Expiration of, or changes to, current PRC tax incentives that our business enjoys could have a material adverse effect on our results of operations” in this annual report. In March 2007, the PRC National People’s Congress enacted the EIT Law, which became effective on January 1, 2008. The new tax law imposes a unified income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify for preferential tax treatments under certain limited exceptions. The new tax law and the related regulations permit companies to continue to enjoy their preferential tax treatments under the prior tax regime until such treatments expire in accordance with their terms, on the condition that such preferential tax treatments are available under the grandfather clauses of the new tax law and the related regulations.

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

We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements:

Depreciation and amortization

Our long-lived assets include property, plant and equipment, and intangible assets relating to technical know-how. We amortize our long-lived assets using the straight-line method over the estimated useful lives of the assets, taking into account the assets’ estimated residual values. We estimate the useful lives and residual values at the time we acquire the assets based on our management’s knowledge of the useful lives of similar assets and replacement costs of similar assets having been used for the same useful lives respectively in the market, and taking into account anticipated technological or other changes. On this basis, we have estimated the useful lives of our buildings to be 30 years, our plants and machinery to be 10 years, our furniture and office equipment to be five years and our motor vehicles to be six years. For intangible assets of technical know-how that we acquire from equipment manufacturers in connection with the operation of our acquired production equipment, we amortize them over their estimated useful lives of 10 years. We review the estimated useful life and residual value for each of our long-lived assets on a regular basis. If technological changes are to occur more rapidly than anticipated, we may shorten the useful lives or lower the residual value assigned to these assets, which will result in the recognition of increased depreciation and amortization expense in future periods.

Impairment of long-lived assets

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable, such as change of business plan, obsolescence, and continuous loss suffered. We assess recoverability of assets by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. In determining estimates of future cash flows, we have to exercise significant judgment in terms of projection of future cash flows and assumptions. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds its fair value. We estimate the fair value of an asset based on the best information available, including prices for similar assets and, in the absence of observable market prices, the result of using a present value technique to estimate the fair value of the asset. We recognized an impairment loss of $2.0 million for the year ended December 31, 2009.

Realization of inventory

Our inventories are stated at the lower of cost or market. Market value does not exceed the net realizable value of the inventory, which is the estimated selling price of our inventory in the ordinary course of business, less reasonably predicable costs of completion and disposal. We routinely evaluate the net realizable value of our inventories in light of market conditions and recognize inventory write-downs when considered necessary. The evaluation takes into consideration a number of factors including historical and forecasted consumption of our raw materials, our sales contracts for finished goods on hand, marketability of our inventories, anticipated change in market selling price, risk of obsolescence of our inventories due to change in technology or change in physical properties over time and other factors. Also, the price of polysilicon materials is subject to fluctuation based on global supply and demand, which may have an impact on our ability to recover our inventories costs. Furthermore, when our finished goods products contain defects, either caused by our production or delivery process, as confirmed by our quality control department, our management will decide whether to sell the products at a discounted price or recycle the wafers back to our furnaces as raw materials, the decision of which will impact the amount of inventory write-down required. During the years ended December 31, 2008, 2009 and 2010, total inventory write-downs were $312.0 million, $180.2 million and $6.1 million, respectively. A majority of our total inventory write-down during 2008 and 2009 was to adjust the carrying value of certain inventories to estimated net realizable values to take into account the rapid market selling price decline for solar wafers. Such write-downs negatively impacted our gross profit and income from operations. No significant inventory write-down was made in 2010 with the stabilization of selling price for solar wafers. There have been no significant recoveries in inventories beyond amounts that were previously written down.

Provision for doubtful recoveries on prepayment to suppliers

We make short-term and long-term prepayments to our raw materials suppliers from time to time in order to secure stable supply of polysilicon feedstock. Consistent with industry practices, we make such prepayments without any collateral. We continuously make assessments on the creditworthiness of these suppliers, primarily based on their historical track records to honor their contractual commitments to us. If there is any indication that the creditworthiness of a supplier is deteriorating, as evidenced by the supplier’s failure to deliver to us the ordered polysilicon feedstock and repay our advances in accordance with the terms of our contract, we will assess and determine the amount of provision for doubtful recoveries required on the prepayments we made with reference to any available internal and external information in respect of financial condition of that supplier. Based on such assessment, we made provision for doubtful recoveries totaling $20.6 million during the year ended December 31, 2008, $17.9 million during the year ended December 31, 2009 and $4.7 million during the year ended December 31, 2010 against the prepayments we made to certain suppliers.

Share-based compensation

We adopted our 2006 stock incentive plan on July 31, 2006 and have outstanding options granted to certain of our officers, directors and employees and certain service providers to purchase an aggregate of 11,009,061 shares as of the date of this annual report. For a description of our stock options granted, including the exercise prices and vesting periods, see “Item 6. Directors, Senior Management and Employees — E. Share Ownership — 2006 Stock Incentive Plan” in this annual report. We recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. A fair value-based method is used for measuring the compensation expense related to share-based compensation. Our stock option compensation charges may change based on changes in our actual forfeitures. We record compensation expense for the fair value of the options at the grant date. We then amortize share-based compensation expenses over the vesting periods of the related options. The fair value of the shares underlying the options we have granted subsequent to our IPO has been based on the closing price of our ADSs listed on the New York Stock Exchange for the trading day prior to the respective grant dates.

Convertible senior notes

On April 15, 2008, we sold an aggregate principal amount of $400,000,000 of our existing convertible senior notes, which are convertible into our ADSs based on an initial conversion rate of 25.4534 ADSs per $1,000 principal amount of convertible senior notes, subject to adjustments and limitations. We repurchased an aggregate principal amount of $13.4 million of our existing convertible senior notes from the open market prior to April 15, 2011, which were cancelled accordingly. On December 29, 2010, in an exchange offer we exchanged approximately $31.9 million in aggregate principal amount of our existing convertible senior notes with an equivalent principal amount of new convertible senior notes, which differ from our existing convertible senior notes in that the holders of the new convertible senior notes could not require us to repurchase the notes on April 15, 2011. On April 15, 2011, we repurchased an aggregate principal amount of $351,775,000 of our existing convertible senior notes pursuant to the terms of the indenture governing such notes at the option of the noteholders.

In 2008, we determined that the conversion feature embedded in the convertible senior notes was not required to be bifurcated and accounted for as a derivative pursuant to FASB ASC Topic 85, Derivatives and Hedging, since the embedded conversion feature was indexed to our own stock and would be classified in shareholders’ equity if it was a free-standing instrument. Effective as of January 1, 2009, we have adopted the FASB ASC Subtopic 470-20, Debt with Conversion and Other Options, or ASC Subtopic 470-20. ASC Subtopic 470-20 specifies that issuers of convertible debt instruments should separately account for the liability and equity components in a manner that reflect the entity’s nonconvertible debt borrowing rate when its interest cost is recognized in subsequent periods. The resulting debt discount is amortized over the period the convertible debt is expected to be outstanding. ASC Subtopic 470-20 requires retroactive application while its early adoption was not permitted. Therefore, ASC Subtopic 470-20 became applicable to our existing convertible senior notes as of January 1, 2009. For details relating to the retrospective application of the relevant provisions of ASC Subtopic 470-20 as applicable to our convertible senior notes and the effects on our selected historical consolidated financial data, including certain comparative data, you may refer to our periodic report on Form 6-K filed with the SEC on June 19, 2009.

Costs incurred by us that were directly attributable to the issuance of convertible senior notes were deferred and are being charged to the audited consolidated statement of operations using the effective interest rate method over the term of the notes.

Recently Issued Accounting Standards

In October 2009, the FASB issued Accounting Standards Update (ASU) 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (EITF Issue No. 08-1, “Revenue Arrangements with Multiple Deliverables”). ASU 2009-13 amends FASB ASC Subtopic 605-25, Revenue Recognition — Multiple-Element Arrangements, to eliminate the requirement that all undelivered elements have vendor specific objective evidence of selling price (VSOE) or third party evidence of selling price (TPE) before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE and

TPE for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity’s estimated selling price. Application of the “residual method” of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13. Additionally, the new guidance will require entities to disclose more information about their multiple-element revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. We expect that the adoption of ASU 2009-13 in 2011 will not have a material impact on our consolidated financial statements.

Results of Operations

We were incorporated in the Cayman Islands and all of our principal operating subsidiaries were incorporated and operate their businesses in China.

Year ended December 31, 2010 compared with year ended December 31, 2009

	Year Ended December 31,
	2009		2010
	(In thousands)	(% of Net Sales)	(In thousands)	(% of Net Sales)

Net sales:
Wafers	$945,009	86.1%	$1,522,925	60.7%
Modules	58,957	5.4	634,387	25.3
Processing of PV products on behalf of others	80,557	7.3	204,915	8.2
Silicon and other materials	8,007	0.7	79,089	3.2
Others	5,508	0.5	68,031	2.6

Total net sales	1,098,038	100	2,509,347	100
Cost of goods sold:
Wafers	(1,089,660)	(99.2)	(1,118,605)	(44.6)
Modules	(52,154)	(4.7)	(586,755)	(23.4)
Processing of PV products on behalf of others	(62,244)	(5.7)	(133,513)	(5.3)
Silicon and other materials	(3,459)	(0.3)	(59,028)	(2.4)
Others	(4,104)	(0.4)	(53,611)	(2.1)

Total costs of goods sold	(1,211,621)	(110.3)	(1,951,512)	(77.8)

Gross (loss) profit	(113,583)	(10.3)	557,835	22.2
Selling expenses	(4,738)	(0.4)	(21,734)	(0.9)
General and administrative expenses	(91,513)	(8.3)	(90,380)	(3.6)
Research and development expenses	(8,299)	(0.8)	(10,804)	(0.4)
Legal settlements, net of insurance recoveries	(10,000)	(0.9)	—	—
Impairment loss for property, plant and equipment	(1,999)	(0.2)	—	—

Total operating expenses	(116,549)	(10.6)	(122,918)	(4.9)

(Loss) income from operations	(230,132)	(20.9)	434,917	17.3

	Year Ended December 31,
	2009		2010
	(In thousands)	(% of Net Sales)	(In thousands)	(% of Net Sales)

Other income (expenses):
Interest income	2,408	0.2	4,632	0.2
Interest expense and amortization of existing convertible senior notes issuance costs and debt discount	(50,068)	(4.6)	(95,012)	(3.8)
Foreign currency exchange (loss) gain, net	(613)	(0.1)	8,327	0.3
Government subsidy	26,927	2.5	5,625	0.2
Equity in (loss) income for an associate and a jointly-controlled entity	(3,343)	(0.3)	3,570	0.1
Others, net	(87)	—	618	0.1

(Loss) earnings before income taxes	(254,908)	(23.2)	362,677	14.4
Income tax benefit (expense)	20,912	1.9	(66,210)	(2.6)

Net (loss) income	(233,996)	(21.3)	296,467	11.8
Loss (earnings) attributable to non-controlling interests	(229)	—	(5,670)	(0.2)

Net (loss) income attributable to our shareholders	$(234,225)	(21.3)%	$290,797	11.6%

Net sales.  For the year ended December 31, 2010, our net sales were $2,509.3 million, representing an increase of $1,411.3 million as compared to our net sales of $1,098.0 million for the year ended December 31, 2009. This increase was due primarily to a $577.9 million increase in our wafer sales, a $575.4 million increase in our module sales, a $124.4 million increase in our processing of PV products for our customers and a $133.6 million increase in our sales of silicon and other materials. Wafer sales continued to constitute the largest component of our net sales, 86.1% for the year ended December 31, 2009 and 60.7% for the year ended December 31, 2010.

The increase in our wafer sales was mainly attributable to an increase in our shipments to 1,717.6 MW for the year ended December 31, 2010 as compared to 898.1 MW for the year ended December 31, 2009. The average selling price of our wafers decreased from $1.05 per watt during the year ended December 31, 2009 to $0.89 per watt during the year ended December 31, 2010. The increase in our module sales was mainly attributable to the ramp-up of our module production capacity to approximately 1,500 MW on an annualized basis as of December 31, 2010, subsequent to our acquisition of crystalline module manufacturing equipment and other related assets from Best Solar in February 2010. The average selling price of our modules also increased during this period. The increase in processing of PV products for our customers was mainly attributable to more demand from these customers in the first half of 2010. The increase in our sales of silicon materials was mainly attributable to the commencement of commercial production of the first and second 5,000 MT trains in our second polysilicon production plant in September 2009 and August 2010, respectively.

During the years ended December 31, 2009 and 2010, our net sales by product were as follows:

	Year Ended December 31,
	2009		2010
Product	Net Sales	% of Total	Net Sales	% of Total
	(In millions)		(In millions)

Wafers	$945.0	86.1%	$1,522.9	60.7%
Modules	58.9	5.4	634.4	25.3
Processing of PV products on behalf of others	80.6	7.3	204.9	8.2
Silicon and other materials	8.0	0.7	79.1	3.2
Others	5.5	0.5	68.0	2.6

Total net sales	$1,098.0	100.0%	$2,509.3	100.0%

During the years ended December 31, 2009 and 2010, our net sales breakdown by geographic region was as follows:

	Year Ended December 31,
	2009		2010
Geographic Region	Net Sales	% of Total	Net Sales	% of Total
	(In millions)		(In millions)

Europe	$223.8	20.4%	$892.8	35.6%
China	274.0	25.0	859.0	34.2
Asia Pacific ex-China	552.6	50.3	566.1	22.6
North America	47.6	4.3	191.4	7.6

Total net sales	$1,098.0	100.0%	$2,509.3	100.0%

We intend to periodically adjust our geographic market classifications on the basis of our sales as our management determines from time to time to be appropriate in reflecting our operations.

Cost of goods sold.  For the year ended December 31, 2010, our cost of goods sold was $1,951.5 million, representing an increase of $739.9 million, as compared to our cost of goods sold of $1,211.6 million for the year ended December 31, 2009. This was primarily due to an increase in our overall sales volume, including the sales volume of wafers, modules and silicon materials, and a shift in our product mix to the sale of more modules, which have a lower gross margin and higher costs of goods sold compared to wafers, partially offset by a decrease in the average cost of polysilicon consumption and provisions for inventory write-downs. The average cost of polysilicon we consumed to manufacture wafers decreased to $53.9 per kilogram for the year ended December 31, 2010 as compared to $111.5 per kilogram for the year ended December 31, 2009, primarily as a result of our increased use of polysilicon produced in-house with the ramping up of our in-polysilicon production capabilities and the significant decrease in polysilicon material price in the open market resulting from the expanded supply. Our provisions for inventory write-downs for the year ended December 31, 2010 decreased by $174.1 million to $6.1 million as compared to $180.2 million for the year ended December 31, 2009. We recorded inventory write-downs of $177.8 million during the year ended December 31, 2009 primarily because the net realizable value of our products fell below our cost of inventories as a result of the significant drop in the average selling prices of our products following the global financial crisis.

During the years ended December 31, 2009 and 2010, our cost of goods sold by product/service was as follows:

	Year Ended December 31,
	2009		2010
Product	Cost of Goods Sold	% of Total	Cost of Goods Sold	% of Total
	(In millions)		(In millions)

Wafers(1)	$1,089.7	89.9%	$1,118.6	57.3%
Modules	52.1	4.3	586.8	30.1
Processing of PV products on behalf of others	62.2	5.2	133.5	6.8
Silicon and other materials	3.5	0.3	59.0	3.0
Others	4.1	0.3	53.6	2.8

Total cost of goods sold	$1,211.6	100.0%	$1,951.5	100.0%

(1)	Includes substantially all of the provision for inventory write-downs in 2009 and 2010.

Gross (loss) profit.  For the year ended December 31, 2010, our gross profit was $557.8 million, compared to a gross loss of $113.6 million for the year ended December 31, 2009. This increase in gross profit was primarily due to our higher net sales, a decrease in average production costs and a decrease in provision for inventory write-down mentioned above. Our gross profit margin was 22.2% for the year ended December 31, 2010, compared with a gross loss margin of 10.3% for the year ended December 31, 2009. This increase in gross profit margin was due primarily to the decrease in average production costs and a decrease in provision for inventory write-down, which was partially offset by the increased module sales in our product mix from 5.4% for the year ended December 31, 2009 to 25.3% for the year ended December 31, 2010. Module sales generated a lower gross profit margin of 7.5% as compared to 26.5% from wafer sales for the year ended December 31, 2010.

Operating expenses.  For the year ended December 31, 2010, our operating expenses were $122.9 million, representing an increase of $6.4 million, as compared to our operating expenses of $116.5 million for the year ended December 31, 2009. The increase was due primarily to an increase in our selling expenses, including additional marketing expenses and freight and custom fees, incurred as a result of the expansion of our operations, the promotion of our different products and overseas sales while our general and administrative expenses remained stable in the year ended December 31, 2010. Compared to the year ended December 31, 2009, our general and administrative expenses for the year ended December 31, 2010 included higher legal and professional expenses relating to contract disputes with our customers and suppliers and higher bank and insurance charges in respect of our module sales, which was offset by a decrease in our provisions for doubtful recovery of prepayments to our suppliers from $17.9 million for the year ended December 31, 2009 to $4.7 million for the year ended December 31, 2010, and a $2.6 million decrease in stock-based compensation, as we completed amortization of certain stock-based compensation expenses relating to stock options we granted in 2007.

Interest income and expense.  For the year ended December 31, 2010, our interest income was $4.6 million, an increase of $2.2 million, as compared to our interest income for the year ended December 31, 2009 of $2.4 million. This increase was due primarily to our higher level of bank deposits. For the year ended December 31, 2010, our interest expense increased to $95.0 million, as compared to $50.1 million for the year ended December 31, 2009. This increase was due primarily to an increase in our bank borrowings to finance our working capital needs and capital expenditures, as well as a decrease in interest expenses that had previously been capitalized following the commencement of commercial production of the first and second 5,000 MT trains in our second polysilicon production plant in September 2009 and August 2010, respectively. Lower interest rates applicable to our bank borrowings and bank deposits also affected our interest income and expense for the year ended December 31, 2010.

Foreign currency exchange (loss) gain, net.  For the year ended December 31, 2010, our foreign currency exchange gain, net, was $8.3 million, an increase of $8.9 million, as compared to our foreign currency exchange loss, net, of $0.6 million for the year ended December 31, 2009. This increase was due primarily to the further depreciation of the U.S. dollar against Renminbi during the year ended December 31, 2010 while the exchange rate of the U.S. dollar remained stable against the Renminbi for the year ended December 31, 2009. Our PRC operating subsidiaries, whose functional currency is Renminbi, held U.S. dollar denominated liabilities on a net basis for the year ended December 31, 2010.

Government subsidy.  For the year ended December 31, 2010, government subsidies we received and recognized as other income totaled $5.6 million, as compared to $26.9 million for the year ended December 31, 2009. All of these government subsidies related to the general incentives provided to us in connection with the development of our wafer and module businesses. The decrease in government subsidies was due primarily to one-time incentives provided by the local government in respect of our polysilicon and module businesses that we received during the year ended December 31, 2009.

Equity in (loss) income for an associate and a jointly controlled entity.  For the year ended December 31, 2010, our equity in income from an associate and a jointly controlled entity totaled $3.6 million, as compared to our equity in loss of $3.3 million for the year ended December 31, 2009, due primarily to the ramp-up of crucible manufacturing operations by Jiangxi Sinoma, in which we hold a 33.5% interest.

Income tax benefit (expense).  For the year ended December 31, 2010, our income tax expense totaled $66.2 million, as compared to our income tax benefit of $20.9 million for the year ended December 31, 2009. This change was due primarily to our earnings before income tax of $362.7 million during the year ended December 31, 2010, as compared to our loss before income tax of $254.9 million that we recorded for the year ended December 31, 2009. Jiangxi LDK Solar, one of our principal operating subsidiaries, is entitled to a preferential income tax rate of 12.5% for the three years beginning from January 1, 2008. Our effective income tax rate was 8.2% and 18.3% for each of the years ended December 31, 2009 and 2010, respectively. Our effective income tax rate for the year ended December 31, 2009 was lower than the 12.5% applicable to Jiangxi LDK Solar due primarily to our incurrence of a loss before taxation combined with our incurrence of certain non-tax deductible expenses, primarily including share-based compensation expenses as well as interest and amortization expenses related to our existing convertible senior notes. Our effective income tax rate for the year ended December 31, 2010 was higher than the 12.5% applicable to Jiangxi LDK Solar, the subsidiary engaged in wafer production and sales, due primarily to an increase in the portion of our income coming from our polysilicon and modules sales during the year ended December 31, 2010 as compared to the year ended December 31, 2009, as the subsidiaries engaged in polysilicon and module production and sales are subject to a tax rate of 25%. Our higher effective income tax rate for the year ended December 31, 2010 was also partially due to our incurrence of share-based compensation expenses and interest and amortization expenses relating to our existing convertible senior notes that were not deductible for tax purposes as well as the higher foreign income tax rates applicable to our subsidiaries operating in various foreign jurisdictions. Jiangxi LDK Solar’s preferential income tax rate will increase to 15% in 2011 and will expire at the end of that year. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Business Operations in China — Expiration of, or changes to, current PRC tax incentives that our business enjoys could have a material adverse effect on our results of operations.”

Net (loss) income.  For the year ended December 31, 2010, our net income after taxes before non-controlling interests was $296.5 million, as compared to a net loss of $234.0 million for the year ended December 31, 2009. This increase was due primarily to our higher net sales and a decrease in our provisions for inventory write-downs.

Earnings attributable to non-controlling interests.  For the year ended December 31, 2010, we had earnings attributable to non-controlling interests of $5.7 million, as compared to earnings of $0.2 million for the year ended December 31, 2009. This change was due primarily to earnings attributable to the 15% equity interest in Jiangxi LDK Silicon that we sold to Jiangxi Trust on November 20, 2009.

Net (loss) income attributable to our shareholders.  For the year ended December 31, 2010, net income attributable to our ordinary shareholders was $290.8 million, as compared to a net loss of $234.2 million attributable to our ordinary shareholders for the year ended December 31, 2009.

Year ended December 31, 2009 compared with year ended December 31, 2008

	Year Ended December 31,
	2008		2009
	(In thousands)	(% of Net Sales)	(In thousands)	(% of Net Sales)

Net sales:
Wafers	$1,495,034	91%	$945,009	86.1%
Modules	—	—	58,957	5.4
Processing of PV products on behalf of others	116,859	7.1	80,557	7.3
Silicon and other materials	31,602	1.9	8,007	0.7
Others	—	—	5,508	0.5

Total net sales	$1,643,495	100.0%	$1,098,038	100.0%
Cost of goods sold:
Wafers	(1,446,587)	(88.0)	(1,089,660)	(99.2)
Modules	—	—	(52,154)	(4.7)
Processing of PV products on behalf of others	(83,383)	(5.1)	(62,244)	(5.7)
Silicon and other materials	(25,169)	(1.5)	(3,459)	(0.3)
Others	—	—	(4,104)	(0.4)

Total cost of goods sold	(1,555,139)	(94.6)	(1,211,621)	(110.3)

Gross profit (loss)	88,356	5.4	(113,583)	(10.3)
Selling expenses	(3,786)	(0.2)	(4,738)	(0.4)
General and administrative expenses	(68,010)	(4.2)	(91,513)	(8.3)
Research and development expenses	(7,570)	(0.5)	(8,299)	(0.8)
Legal settlements, net of insurance recoveries	—	—	(10,000)	(0.9)
Impairment loss for property, plant and equipment	—	—	(1,999)	(0.2)

Total operating expenses	(79,366)	(4.9)	(116,549)	(10.6)

Income (Loss) from operations	8,990	0.5	(230,132)	(20.9)
Other income (expenses):
Interest income	5,875	0.4	2,408	0.2
Interest expense and amortization of convertible senior notes issuance costs and debt discount	(38,162)	(2.3)	(50,068)	(4.6)
Foreign currency exchange gain (loss), net	14,495	0.9	(613)	(0.1)
Government subsidy	19,665	1.2	26,927	2.5
Change in fair value of prepaid forward contracts	60,028	3.6	—	—
Equity in income (loss) of an associate and a jointly controlled entity	704	—	(3,343)	(0.3)
Others, net	(48)	—	(87)	—

Earnings (Loss) before income tax	71,547	4.3	(254,908)	(23.2)
Income tax (expense) benefit	(5,139)	(0.3)	20,912	1.9

Net income (loss)	66,408	4.0	(233,996)	(21.3)

Earnings attributable to non-controlling interests	—	—	(229)	—

Net income (loss) attributable to our shareholders	$66,408	4.0%	$(234,225)	(21.3)%

Net sales.  For the year ended December 31, 2009, our net sales were approximately $1,098.0 million, representing a decrease of $545.5 million from our net sales of $1,643.5 million for the year ended December 31, 2008. This decrease was primarily due to the decline in the average selling price of our wafers, although there was significant growth in our wafer sales volume and processing volume. Demand for our wafers declined in the fourth quarter of 2008 and first quarter of 2009 due to the global economic slowdown but recovered beginning in the middle of the second quarter of 2009. However, the rapid expansion in production capacity by polysilicon producers resulted in an increase in supply of polysilicon materials worldwide, thereby resulting in a significant decrease in polysilicon prices and significant decline in the average selling price of our wafers since the fourth quarter of 2008. As a result, although the demand in our wafers grew significantly since the second quarter of 2009 and our wafer sales volume increased by 261.8 MW, or 41.2%, from 636.3 MW during the year ended December 31, 2008 to 898.1 MW during the year ended December 31, 2009, the increase in sales volume was offset by the decrease in average selling price of our wafers by 55.3% from $2.35 per watt during the year ended December 31, 2008 to $1.05 per watt during the year ended December 31, 2009.

During the year ended December 31, 2008 and 2009, our net sales by product were as follows:

	Year Ended December 31,
	2008		2009
Product	Net Sales	% of Total	Net Sales	% of Total
	(In millions)		(In millions)

Wafers	$1,495.0	91.0%	$945.0	86.1%
Modules	—	—	58.9	5.4
Processing of PV products on behalf of others	116.9	7.1	80.6	7.3
Silicon and other materials	31.6	1.9	8.0	0.7
Others	—	—	5.5	0.5

Total net sales	$1,643.5	100.0%	$1,098.0	100.0%

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

During the year ended December 31, 2008 and 2009, our net sales breakdown by geographic region was as follows:

	Year Ended December 31,
	2008		2009
Geographic Region	Net Sales	% of Total	Net Sales	% of Total
	(In millions)		(In millions)

Europe	$614.7	37.4%	$223.8	20.4%
China	463.1	28.2	274.0	25.0
Asia Pacific ex-China	494.5	30.1	552.6	50.3
North America	71.2	4.3	47.6	4.3

Total net sales	$1,643.5	100.0%	$1,098.0	100.0%

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

During the year ended December 31, 2008 and 2009, our cost of goods sold by product/service was as follows:

	Year Ended December 31,
	2008		2009
Product	Cost of Goods Sold	% of Total	Cost of Goods Sold	% of Total
	(In millions)		(In millions)

Wafers(1)	$1,446.6	93.0%	$1,089.7	89.9%
Processing of wafers on behalf of others	83.4	5.4	62.2	5.2
Modules	—	—	52.1	4.3
Silicon and other materials	25.1	1.6	3.5	0.3
Others	—	—	4.1	0.3

Total cost of goods sold	$1,555.1	100.0%	$1,211.6	100.0%

(1)	Includes substantially all of the provision for inventory write-downs in 2008 and 2009.

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

Operating expenses.  For the year ended December 31, 2009, our operating expenses were $116.5 million, an increase of $37.1 million from our operating expenses of $79.4 million for the year ended December 31, 2008. This increase was primarily due to (1) a $10.0 million provision for legal settlements net of insurance recoveries, as we entered into a proposed settlement agreement with the plaintiff relating to our class action lawsuit, (2) a $2.0 million impairment loss for property, plant and equipment which were no longer used due to poor physical condition, and (3) an increase of approximately $23.5 million in our general and administrative expenses. The increase in our general and administrative expenses was primarily due to an increase in salary and welfare expenses, an increase in depreciation and amortization, higher legal and professional expenses relating to contract disputes with our customers and suppliers, and an increase in provision for doubtful recoveries of accounts receivable from nil for the year ended December 31, 2008 to $4.6 million for the year ended December 31, 2009, the combined effect of which was partially offset by a decrease in provision for doubtful recoveries of prepayments to suppliers from $20.6 million for the year ended December 31, 2008 to $17.9 million for the year ended December 31, 2009.

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

Government subsidy.  For the year ended December 31, 2009, government subsidies received and recognized as other income totaled $26.9 million, compared to $19.7 million for the year ended December 31, 2008. The increase in government subsidy was primarily due to the increase in subsidy of $23.2 million paid by the local government as an incentive for our development of wafer industry at Xinyu City, which was partially offset by the decrease in subsidy of $15.9 million in connection with our tax payments to the national tax bureau, which are calculated based on the portion of tax revenue allocated to the local city government by the PRC central government. Our government subsidy did not include a subsidy of $67.2 million received from the local government during the year ended December 31, 2009, for obtaining the land use rights in relation to our production operation in China, which was deferred and amortized as a reduction of the amortization charges for the related pieces of land over their respective lease period.

Equity in income (loss) for an associate and a jointly controlled entity.  For the year ended December 31, 2009, our equity in loss for an associate and a jointly controlled entity was $3.3 million, compared to our equity in income of $0.7 million for the year ended December 31, 2008 primarily because our jointly controlled entity, which was established in the first quarter of 2009 and 51%-owned by us, incurred losses of $6.5 million as the net realizable value of the solar power plant project that was in development for sales by our jointly controlled entity was lower than the estimated construction costs to completion as of December 31, 2009.

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

Income tax (expense) benefit.  For the year ended December 31, 2009, our income tax benefit totaled $20.9 million as compared to income tax expense of $5.1 million for the year ended December 31, 2008 because we incurred a loss before income tax of $254.9 million. Jiangxi LDK Solar was our principal operating subsidiary during the year ended December 31, 2008 and 2009. Jiangxi LDK Solar is entitled to an exemption from the PRC enterprise income tax for two years beginning from January 1, 2006 and a reduced income tax rate of 12.5% for three years beginning from January 1, 2008. Our effective income tax rate was 7.18% and 8.20% for the years ended December 31, 2008 and 2009, respectively. The effective income tax rate in 2009 was lower than the applicable tax rate of Jiangxi LDK Solar of 12.5% primarily because a withholding tax of $6.0 million was provided in 2009 as a result of capital distribution from our joint venture and we incurred share-based compensation expenses as well as interest and amortization expenses relating to our convertible senior notes that were not deductible for tax purposes. The effective income tax rate in 2008 was lower than the applicable tax rate of Jiangxi LDK Solar of 12.5% primarily because we had a non-taxable gain of $60.0 million as a result of the change in fair value of our prepaid forward contract.

Net income (loss).  For the year ended December 31, 2009, our net loss after taxes before non-controlling interests was $234.0 million, compared to a net income of $66.4 million for the year ended December 31, 2008. This decrease was primarily due to the decrease in gross profit as a result of significant declines in the price of our PV products. Without the tax holidays as described in “— Income tax benefit (expense)” above, our net income available to ordinary shareholders would have been reduced by approximately $5.9 million for the year ended December 31, 2008. As Jiangxi LDK Solar incurred a loss for the year ended December 31, 2009, the tax holidays had no impact on our net loss for the year ended December 31, 2009.

Loss attributable to non-controlling interests.  For the year ended December 31, 2009, we had earnings attributable to non-controlling interests of $0.2 million. We had no loss attributable to non-controlling interests for the year ended December 31, 2008 as all those subsidiaries were wholly owned by us. During the year ended December 31, 2009, we established certain majority-owned subsidiaries and partially acquired a subsidiary in Europe to develop solar power plant projects. In addition, the disposal of a 15% equity interest in Jiangxi LDK Silicon to Jiangxi Trust in November 2009 also led to a portion of loss attributable to non-controlling interests for the year ended December 31, 2009.

Net income (loss) attributable to our shareholder.  As a result of the foregoing, for the year ended December 31, 2009, our net loss to ordinary shareholders was $234.2 million. Our net income available to ordinary shareholders for the year ended December 31, 2008 was $66.4 million. Without the tax holidays as described in “— Net income (loss)” above, our net income available to ordinary shareholders would have been reduced by approximately $5.9 million for the year ended December 31, 2008. As Jiangxi LDK Solar incurred loss for the year ended December 31, 2009, the tax holidays had no impact on our net loss attributable to us for the year ended December 31, 2009.

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

B.	Liquidity and Capital Resources

Solar wafer manufacturing and polysilicon production require intensive capital investment, and we have financed our operations and capital expenditures substantially through cash flow from financing activities, including the proceeds of our IPO, convertible senior notes offering in April 2008, follow-on equity offerings in September 2008, December 2009 and February 2011, 2014 senior notes offerings in February and April 2011 and short-term bank borrowings, as well as advance payments from customers.

The following table sets forth a summary of our net cash flows for the periods indicated:

	Year Ended December 31,
	2008	2009	2010
	(In thousands)

Net cash provided by operating activities	$333,061	$18,614	$559,993
Net cash used in investing activities	(1,247,174)	(797,315)	(929,118)
Net cash provided by financing activities	1,087,698	907,315	180,388
Effect of exchange rate changes	(1,532)	624	6,103
Net increase (decrease) in cash and cash equivalents	172,053	129,238	(182,634)
Cash and cash equivalents at the beginning of period	83,470	255,523	384,761
Cash and cash equivalents at the end of period	$255,523	$384,761	$202,127

Operating activities

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

During the year ended December 31, 2009, while we had a net loss of $234.0 million, our net cash inflow from operating activities was $18.6 million. As compared to the year ended December 31, 2008, our operating cash inflow decreased from $333.1 million to $18.6 million primarily due to a decrease in cash inflow generated from sales and in advance from customers, which amounted to $835.3 million in the year ended December 31, 2009 as compared to $2.1 billion in the year ended December 31, 2008. The decrease in cash inflow from sales and advance from customers mainly resulted from the significant decrease in the average selling prices of our wafers despite a significant increase in our wafer sales volume. Following the global economic slowdown and financial crisis in late 2008, most of our customers renegotiated their purchase terms, including changing the payment method from advance payment to credit purchase. We granted different credit periods to most of our customers in line with the current industry practice. The change in payment method also had negative impact to our operating cash inflow in 2009. The decrease in cash inflow was partially offset by a decrease in cash outflow for polysilicon, solar modules, other materials and labor cost, which was $862.8 million in the year ended December 31, 2009 as compared to $1.6 billion in the year ended December 31, 2008.

During the year ended December 31, 2010, our net cash provided by operating activities increased from $18.6 million to $560.0 million primarily due to an increase in cash inflow generated from cash collected from customers, which amounted to $2.4 billion during the year ended December 31, 2010 as compared to $835.5 million for the year ended December 31, 2009, and a $390.7 million increase in our trade and bills payable resulting from our negotiation of longer credit periods with certain of our major raw materials vendors as part of our liquidity plan. The increase in cash inflow from cash collected from customers mainly resulted from the significant increase in our wafer and module sales volume following the gradual recovery of the solar PV product industry and the global economy. Such cash inflow increases were partially offset by an increase in cash outflow for the purchase of polysilicon raw materials, solar cells and other materials to meet the increasing demand for our products, which amounted to $1.7 billion during the year ended December 31, 2010 as compared to $862.8 million for the year ended December 31, 2009.

Investing activities

During the year ended December 31, 2008, our net cash used in investing activities increased to approximately $1,247.2 million from $328.6 million for the year ended December 31, 2007, mainly as a result of acquisitions of additional property, plant and equipment for $1,125.6 million in connection with the construction of our polysilicon plant and the planned expansion of our wafer production capacity, purchase of additional land use rights for $69.1 million and the net increase in our pledged bank deposits of $47.5 million as security for the issuance of letters of credit in connection with our purchases of property, plant and equipment.

During the year ended December 31, 2009, our net cash used in investing activities amounted to $797.3 million, mainly as a result of investments in additional property, plant and equipment of $750.0 million for our polysilicon plant construction, purchase of additional land use rights at our Xinyu Hi-Tech Industrial Park site, Nanchang City and Hefei City for $24.6 million. Net cash used in investing activities also included $74.5 million in the investment of a jointly controlled entity, which was partially offset by the capital repayment from the entity of $24.9 million. Our pledged bank deposits as security for the issuance of letters of credit in connection with our purchases of property, plant and equipment also decreased by $37.4 million for the year ended December 31, 2009.

During the year ended December 31, 2010, our net cash used in investing activities amounted to $929.1 million due primarily to our investments in additional property, plant and equipment of $577.1 million and our purchase of additional land use rights at our Xinyu Hi-Tech Industrial Park site and Nanchang for $89.4 million. During the year ended December 31, 2010, we pledged bank deposits of $293.2 million as security for the issuance of letters of credit in connection with our purchases of property, plant and equipment, and $98.6 million of pledged bank deposits related to the purchase of property, plant and equipment were released.

Financing activities

During the year ended December 31, 2008, our net cash provided by financing activities amounted to $1,087.7 million, mainly as a result of the net proceeds of $592.4 million from our issuance of convertible senior notes and ADSs, the increase in our net bank borrowings of $522.0 million, and the proceeds of $63.2 million obtained from sale-leaseback transaction of certain production machineries. These cash inflows were partially offset by our prepayment of $199.4 million made under our prepaid forward contracts in connection with the issuance of our convertible senior notes in April 2008. Our aggregate new loans and borrowings during the year ended December 31, 2008 amounted to $1,035.8 million. We repaid an aggregate principal amount of $513.8 million of our loans and borrowings during the year ended December 31, 2008. In addition, an aggregate of $119.4 million of our bank deposits were released during the year ended December 31, 2008 upon our repayment of bank borrowings.

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

During the year ended December 31, 2010, our net cash provided by financing activities amounted to $180.4 million due primarily to the $683.6 million net increase in our borrowings during the period, partially offset by our $131.6 million repayment of a prepayment made by Q-Cells and the payment of $215.3 million related to the purchase of a non-controlling interest. Our aggregate new loans and borrowings during the year ended

December 31, 2010 amounted to $2,733.1 million. We repaid an aggregate principal amount of $2,049.6 million of our loans and borrowings during the year. We pledged additional bank deposits of $136.8 million for our bank borrowings, $126.1 million of which was used as security for certain of our offshore loans as of December 31, 2010.

The aggregate principal amount of our short-term bank borrowings and current portion of long-term borrowings outstanding as of December 31, 2008, 2009 and 2010 was $666.2 million, $980.4 million and $1,501.6 million, respectively. We also had a current portion of $355.4 million of our existing convertible senior notes outstanding as of December 31, 2010. The short-term bank borrowings outstanding as of December 31, 2010 had maturity terms ranging from half a month to 12 months and interest rates ranging from 0.284% to 6.116% and a weighted average interest rate of 4.270%. These loans were obtained from various financial institutions. The proceeds from these short-term bank borrowings were for working capital purposes.

As of December 31, 2010, we had total long-term borrowings, excluding current portion, of approximately $604.5 million. As of that date, the interest rates of our long-term borrowings ranged from 3.44% to 8.45%.

Working Capital Deficit

As of December 31, 2010, we had a working capital deficit of $1,602.4 million, that is, our total current liabilities of $3,577.8 million exceeded our total current assets of $1,975.4 million. Our working capital deficit was mainly the result of financing our capital expenditures through short-term borrowings. As of December 31, 2010, we had short-term borrowings and current portions of our long-term debt totaling $1,501.6 million, most of which were the obligations of our subsidiaries in China. As of December 31, 2010, our current liabilities also included $355.4 million in respect of our outstanding existing convertible senior notes. Our net working capital deficit initially raise substantial doubt as to our ability to continue as a going concern. However, we believe that the actions we have taken and the liquidity plan we have developed, if executed successfully, will provide sufficient liquidity to finance our anticipated working capital and capital expenditure requirements for the next 12 months.

Our liquidity plan is summarized below:

•	Bank financing. With an aim to improving liquidity, we have successfully negotiated with commercial banks and will continue to negotiate with such and other banks to obtain long-term revolving bank facilities. From January 1, 2011 to March 31, 2011, we obtained additional secured and unsecured short-term bank borrowings of $570.9 million with interest rates ranging from 0.31% to 6.06% and secured and unsecured long-term bank borrowings of $205.5 million with interest rates ranging from 4.46% to 6.60% (subject to repricing annually), and repaid short-term borrowings and current installments of long-term borrowings totaling $542.3 million. As of March 31, 2011, our short-term borrowings and current installments of long-term borrowings and long-term borrowings amounted to $1,545.0 million and $794.7 million, respectively. As of March 31, 2011, we had total revolving credit facilities of $3.1 billion, of which $1.1 billion was unused. In addition, on September 26, 2010, we entered into a strategic financing framework agreement with CDB, pursuant to which CDB intends to provide up to Rmb 60 billion, or approximately $8.9 billion, of credit facilities to us over a five-year period, subject to credit reviews and certain other conditions and under terms to be agreed at each time we enter into a borrowing under this arrangement. We believe that we will be able to obtain continued borrowing facilities from banks so that when required, the bank loans due for repayment within the next 12 months can be successfully replaced with new loans drawn down from existing revolving banking facilities and new borrowing facilities.

•	Equity and debt offering. On February 1, 2011, we issued 13,800,000 ADSs, representing 13,800,000 ordinary shares, at a price of $12.4 per ADS, raising approximately $164.2 million, net of certain expenses. On February 28, 2011 and April 11, 2011, we respectively issued an aggregate principal amount of Rmb 1,200,000,000 and Rmb 500,000,000 of our 2014 senior notes and received net proceeds, after deducting certain expenses, of approximately $255.0 million in total. We will consider obtaining additional fundings from the issuance of additional equity or debt when market conditions permit and to the extent such issuances are in the overall best interests of our business.

•	Reorganization of our polysilicon business. We have transferred the equity interests in Jiangxi LDK Silicon and Jiangxi LDK Polysilicon previously held by Jiangxi LDK Solar to LDK Silicon. In addition, we purchased back the 15% equity interests in Jiangxi LDK Silicon from a PRC local company in December 2010. We are in the process of transferring 100% of our equity interests in Jiangxi LDK Silicon and Jiangxi LDK Polysilicon held by LDK Silicon to LDK Silicon Holding Co., Limited. Jiangxi LDK Silicon and Jiangxi LDK Polysilicon are engaged in the manufacture and sales of polysilicon materials.

On December 30, 2010, we entered into a subscription agreement with CDB Capital, a wholly owned subsidiary of CDB, Excel Rise Holdings Limited and Prosper East Limited, investment funds affiliated with China Construction Bank Corporation, and an investment fund affiliated with Bank of China. Under the terms of the agreement, these investors agreed to subscribe for 240 million series A redeemable convertible preferred shares of LDK Silicon, one of our wholly owned subsidiaries incorporated in the Cayman Islands, for an aggregate price of $240 million, subject to the various PRC governmental approvals relating to foreign investments in foreign enterprises as well as corporate approvals of each party.

We believe that the above reorganization and funding from PRC domestic investment funds could facilitate our ability to seek additional funding from international investors and was in the best interest of our overall development.

•	Cost reduction of capital expenditures. We have been negotiating with a number of our vendors, including suppliers of equipment and construction materials, for them to provide us with lower prices or more favorable payment terms in order for us to achieve cost savings for our planned capital expenditures during the next 12 months.

We have taken a number of additional steps to improve our liquidity position. In December 2010, we commenced an exchange offer, under which we offered to exchange up to $300 million in aggregate principal amount of our existing convertible senior notes for an equal aggregate principal amount of new convertible senior notes and cash. We conducted the exchange offer to reduce the aggregate principal amount of our outstanding existing convertible senior notes under which holders could require us to repurchase all or a portion of their existing convertible senior notes prior to maturity on April 15, 2011. As a result, we exchanged approximately $31.9 million in aggregate principal amount of our existing convertible senior notes with an equivalent principal amount of new convertible senior notes which differ from our existing convertible senior notes in that the holders of the new convertible senior notes could not require us to repurchase the notes on April 15, 2011. In March 2011, we repurchased an aggregate principal amount of $5,400,000 of the existing convertible senior notes in the market. As of April 15, 2011, pursuant to the indenture governing our existing convertible senior notes, we repurchased an aggregate principal amount of $351,775,000 of such convertible senior notes at the request of the holders. As of the date of this annual report, the outstanding aggregate principal amount of our convertible senior notes, including $31,918,000 of the new convertible senior notes, was $34,825,000.

Obtaining additional bank financing is one element of our liquidity plan. In general, our ability to borrow money under the arrangements with our lenders, including our framework agreement with CDB, is subject to credit reviews and any other conditions imposed by the lenders at the time we borrow money. In addition, our failure to comply with certain covenants in our loan agreements may make it more difficult to obtain these borrowings.

See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Company and Our Industry—We are operating with a significant working capital deficit; if we do not successfully execute our liquidity plan, we face the risk of not being able to continue as a going concern” for a more detailed discussion of risks relating to our working capital deficit and our liquidity plan.

Capital Expenditures

To implement our vertical integration strategy, we invested $747.2 million and $861.2 million in capital expenditures during the years ended December 31, 2009 and 2010, respectively, primarily to build and expand our wafer and ingot processing plant, purchase production equipment and construct our polysilicon production plant.

We estimate that we will have capital expenditures of approximately $475 million to $575 million in 2011 in connection with the continued development and ramp-up of our two polysilicon production plants, the expansion of the construction of our Anhui facility, our planned wafer production capacity expansion, the construction of a silane gas manufacturing line in our Xinyu polysilicon facility and the construction of a sapphire wafer manufacturing facility in Nanchang City, Jiangxi Province. As part of our development strategy, we may also incur additional capital expenditures to fund the design and development of solar power projects as suitable opportunities arise.

We will need additional funding to finance our planned vertical integration and working capital requirements and to repay indebtedness. In addition, we may require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If we do not have sufficient cash to meet our requirements, we may seek to issue additional equity or debt securities or to borrow from lending institutions. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Prepayments to Suppliers

In order to secure a stable supply of raw materials for our polysilicon, wafer and module businesses, we make prepayments to certain suppliers based on written purchase orders detailing product, quantity and price. Our prepayments to suppliers are recorded either as prepayments to suppliers, if they are expected to be utilized within 12 months as of each balance sheet date, or as prepayments to suppliers to be utilized beyond one year, if they are expected to be utilized after 12 months. As of December 31, 2009 and 2010, we had prepayments to suppliers of $40.8 million and $112.4 million, respectively, and prepayments to suppliers to be utilized beyond one year of $26.5 million and $14.3 million, respectively. Prepayments to suppliers are reclassified to inventories when we apply the prepayments to related purchases of raw materials for our businesses, and these reclassifications are not reflected in our consolidated cash flows from operations.

We make prepayments without receiving any collateral, and, as a result, we are subject to counterparty risks. Any claims we make for these prepayments would rank as unsecured claims, exposing us to the credit risks of these suppliers in the event of their insolvency or bankruptcy. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Company and Our Industry—We have entered into long-term sales contracts with some of our customers that may be renegotiated at terms less favorable to us, result in the return of prepayments we have received, or which our customers may breach or otherwise fail to perform under. Any such changes, refunds or breaches may materially and adversely affect our operations and may result in costly and time-consuming litigation or other proceedings” for a discussion on risks relating to our prepayment obligations to our suppliers.

Advance Payments from Customers

As of December 31, 2010, advance payments from our customers amounted to $344.8 million, a decrease of $32.0 million as compared to $376.8 million received as of December 31, 2009. These prepayments represent prepayments made to us by our customers under supply agreements, primarily for wafers and polysilicon products. Pursuant to an amended supply agreement with Q-Cells, during 2011, we expect to return Q-Cells’ prior prepayments to us totaling $90.0 million.

On December 4, 2009, we and Q-Cells jointly announced an amendment to our supply agreement of December 2007, pursuant to which we had agreed to supply solar wafers to Q-Cells for a 10-year period from 2009 to 2018. The amendment of the supply agreement followed negotiations aimed to resolve a dispute between us and Q-Cells following Q-Cell’s August 2009 announcement of its claim to terminate the supply agreement. Under the terms of the amendment, we agreed to cease any pending proceedings or claims against Q-Cells and Q-Cells agreed not to draw down the prepayment guarantee in respect of the original agreement. In September 2010, we further amended the supply agreement whereby we have agreed to repay Q-Cells’ outstanding prepayment in its entirety of $224.9 million by the end of 2011, with payments made in 2010 totaling $135 million. As of December 31, 2010, we had repaid $112.5 million of this amount. The September 2010 amendment also terminated the preferential treatment provided in the prior supply agreement relating to purchases by Q-Cells of our PV products.

Restricted Net Assets

Our principal operating subsidiaries, Jiangxi LDK Solar, Jiangxi LDK Silicon, Jiangxi LDK Polysilicon and and other PRC operating subsidiaries are required under PRC laws and regulations to make appropriations from their net income as determined under PRC accounting standards and regulations to nondistributable reserves, which include a statutory general reserve, an employee welfare and bonus fund and an enterprise development fund. The statutory general reserve for Jiangxi LDK Solar is required to be made at not less than 10% of its profit after tax as determined under PRC accounting standards and regulations. The employee welfare and bonus fund and enterprise development fund are determined by the board of directors of each subsidiary at its discretion. The statutory general reserve is used to offset future extraordinary losses. Jiangxi LDK Solar, Jiangxi LDK Silicon, Jiangxi LDK Polysilicon and other PRC operating subsidiaries may, upon a resolution of their respective boards of directors, convert the statutory general reserve into capital. The employee welfare and bonus fund is used for the collective welfare of their respective employees. The enterprise development fund is used for the purpose of future expansion and development of the relevant enterprise. These reserves represent appropriations of the retained earnings determined under the PRC law. In addition to the statutory general reserve, Jiangxi LDK Solar, Jiangxi LDK Silicon, Jiangxi LDK Polysilicon and other PRC operating subsidiaries are required to obtain approval from the local government authorities prior to distributing any of their registered share capital. Accordingly, both the appropriations to the statutory general reserve and the registered capital of Jiangxi LDK Solar, Jiangxi LDK Silicon, Jiangxi LDK Polysilicon and other PRC operating subsidiaries are considered as restricted net assets.

Other Recent Developments

Repurchase of Convertible Senior Notes at Option of Holders

As of April 15, 2011, pursuant to the indenture governing our existing convertible senior notes that we issued on April 15, 2008, we repurchased an aggregate principal amount of $351,775,000 of such convertible senior notes at the request of the noteholders. As of the date of this annual report, the outstanding aggregate principal amount of our convertible senior notes was $34,825,000.

2014 Senior Notes

On February 28, 2011, we entered into an indenture relating to our 2014 senior notes, pursuant to which we issued an initial aggregate principal amount of Rmb 1,200,000,000 of our 2014 senior notes. In April 2011, we entered into subscription agreements with three private investors, pursuant to which we sold an additional aggregate principal amount of Rmb 500,000,000 of our 2014 senior notes, on the same terms and conditions as the initial 2014 senior notes, except for the issue date and the subscription price. The 2014 senior notes are listed on the SGX-ST. As of the date of this annual report, we have an aggregate of Rmb 1,700,000,000 in principal amount of the 2014 senior notes outstanding. The 2014 senior notes are denominated in Renminbi and settled in U.S. dollars. Principal and interest on the 2014 senior notes is paid in U.S. dollars in the U.S. Dollar Settlement Amount, defined in the indenture relating to the 2014 senior notes to mean the relevant Renminbi amount converted into U.S. dollars using a defined spot rate calculated as of the relevant payment date.

Agreement to Sell Minority Stake in Polysilicon Business

On December 30, 2010, we and our wholly owned polysilicon-manufacturing subsidiaries entered into a subscription agreement with CDB Capital, a wholly owned subsidiary of CDB, Excel Rise Holdings Limited and Prosper East Limited, investment funds affiliated with China Construction Bank Corporation, and Apollo Asia Investment Limited, an investment fund affiliated with Bank of China. Under the terms of the subscription agreement, these investors agreed to subscribe for 240 million shares of series A redeemable convertible preferred shares of LDK Silicon, one of our wholly owned subsidiaries incorporated in the Cayman Islands, for an aggregate price of $240 million. The completion of this investment is still subject to various PRC governmental approvals relating to investments in foreign enterprises, in addition to the relevant corporate approvals of the investors.

LDK Silicon’s preferred shares are convertible into its ordinary shares at the option of the holders at an initial conversion ratio of 1:1 at any time after the date of issuance of the preferred shares and before the closing of a qualified initial public offering of LDK Silicon, or Qualified IPO, as defined in the subscription agreement. This conversion right is subject to certain anti-dilution adjustments (i) when LDK Silicon, without the prior written consent of each investor, issues any equity securities for a per-share consideration less than the per-share subscription price paid by these investors, plus a 23% internal rate of return through the date of sale and (ii) for any share split, share dividend, share combination, recapitalization and similar transactions.

The investors in the preferred shares have the right to require us and/or LDK Silicon to redeem the preferred shares if (i) LDK Silicon fails to complete a Qualified IPO within two years following the completion of the investment or (ii) any material breach by any of us, LDK Silicon, Xiaofeng Peng, LDK Silicon Hong Kong, Jiangxi LDK Silicon, Jiangxi LDK Polysilicon and Jiangxi LDK Solar of the terms and conditions of the subscription agreement and other related transaction documents subsequent to the completion of this investment. In the event of such mandatory redemption, we will be required to pay a redemption price equal to 100% of the original subscription price of $240 million, plus a 23% internal rate of return on such subscription price through the date of redemption, in addition to an annual dividend on a pro rata basis among all shareholders of LDK Silicon up to an amount of its retained earnings so that the investors in the preferred shares will receive at least $15 million of such dividend, to the extent the declaration and distribution of such dividend are permitted by laws and contractual obligations applicable to LDK Silicon. LDK Silicon will not be liable for the declaration and distribution of such dividend if, prior to December 31, 2011, it has received an approval for listing of its shares on the Hong Kong Stock Exchange or other internationally recognized stock exchange for a Qualified IPO and the Qualified IPO is consummated within three months from the date of the listing approval. If instead, LDK Silicon receives an approval for listing of its shares on the Hong Kong Stock Exchange or other internationally recognized stock exchange for a Qualified IPO in 2012 and the Qualified IPO is consummated within three months from the date of the listing approval, then LDK Silicon will not be liable for the declaration and distribution of such dividend with respect to the fiscal year ending December 31, 2012.

The subscription agreement for the preferred shares also contains certain performance provisions. We will be required to pay cash compensation to the investors if the consolidated net profit of LDK Silicon and its subsidiaries fails to achieve a targeted net profit of $190 million in the year ending December 31, 2011. The amount of cash compensation is determined by the formulas: Cash compensation for 2011 = Subscription price × (1 − actual audited consolidated net profit in 2011/$200,000,000), provided that the amount of the cash compensation will not exceed 23% of the subscription price. Pursuant to the subscription agreement, we will not be required to pay any cash compensation to the investors if LDK Silicon consummates a Qualified IPO by December 31, 2011.

We have agreed to pledge 15% of the equity interest of Jiangxi LDK Solar to secure our commitments under the subscription agreement.

Follow-on offering of 13,800,000 ADSs

On February 1, 2011, we completed a follow-on public offering of 13,800,000 ADSs, representing 13,800,000 ordinary shares of our company. We received aggregate net proceeds of approximately $164.2 million from the offering, after deducting underwriting discounts and commissions.

Acquisition of 70% of SPI

On January 5, 2011, we entered into a share purchase agreement with SPI to (i) subscribe for 42,835,947 shares of common stock for an aggregate purchase price of $10.7 million; (ii) subscribe for 20,000,000 shares of series A preferred stock of SPI for an aggregate purchase price of $22.2 million; and (iii) purchase certain manufacturing equipment used for the manufacture of solar modules and other solar system products for $0.4 million. As of March 31, 2011, we completed the acquisition. As a result of this acquisition, we currently own a 70% interest in SPI. In connection with a loan from CDB to finance the acquisition, (i) LDK Solar USA pledged its shareholding in SPI to CDB and (ii) we entered into a receivable pledge agreement in respect of a shareholder loan we made to LDK Solar USA in favor of CDB, each as collateral for the loan. Although we are the borrower of this loan, LDK Solar USA is the direct holder of our acquired equity interest in SPI, and we made a shareholder loan to LDK Solar USA with the proceeds of the CDB loan to finance the acquisition.

C.	Research and Development, Patents and Licenses, Etc.

Research and Development

We have a dedicated R&D team at our manufacturing facility in Xinyu Hi-Tech Industrial Park. Its primary objectives are to enhance our product quality and to achieve a more efficient production process by improving yield and lowering production costs. Our current on-going initiatives include:

•	enhancing the hydrogenation process to increase our STC conversion rate;

•	developing the hydrochlorination process to reduce electricity consumption and convert STC more efficiently;

•	optimizing the processes for the CVD reactors to increase productivity and reduce electricity consumption;

•	developing innovative recycling technologies for better utilization of scrap silicon materials from the semiconductor and PV industries;

•	developing a silicon recovery technology for the recovery of silicon dust from wafer processing;

•	developing a new silicon crystallization technology for higher quality wafers;

•	improving the crystallization and wafering processes and equipment to increase production output and reduce production costs;

•	developing wafering technologies for manufacturing thinner wafers with less kerf loss;

•	developing slurry recycling technologies to lower slurry cost;

•	developing new solar cell processes for the use of new silicon wafers;

•	developing new solar cell technologies for high efficiency solar cells, such as selective emitters;

•	exploring the use of new module materials to improve module conversion efficiency; and

•	new design for light modules with less use of materials.

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

As of the date of this annual report, we have 12 issued patents, seven patent right grant notices, which entitle us to receive issued patents upon satisfaction of certain registration procedures, and 61 patent applications pending globally, of which 53 were pending in China. These patent applications and granted patents relate to various technologies, including polysilicon production, silicon recycling, wafer production processes, solar cell structure, module design and production equipment. While we currently use some of these technologies in our operations, we expect some of these technologies that we have not yet implemented have significant potential future applications. We intend to continue to assess appropriate opportunities for patent protection of those aspects of our technology that we believe provide a significant competitive advantage to us. We have not taken any action outside China to protect our intellectual property. You should refer to potential claims relating to our trademark in “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company and Our Industry — We may be exposed to infringement, misappropriation or other claims by third parties and an adverse determination could result in us paying significant damages.”

D.	Trend Information

PV is one of the proven and most rapidly growing renewable energy sources in the world. Energy from the sun is converted into electricity primarily through the PV effect and, to a lesser extent, through concentrated solar thermal technologies. Solarbuzz reports that the global PV market reached 18.2 GW in 2010, an increase from 1.8 GW in 2006, representing an annual compound growth rate, or CAGR, of 78.3%. At the end of 2010, cumulative global PV installations were 41.7 GW in 2010, according to Solarbuzz.

Solar power systems use solar cells based on two main technologies: crystalline-silicon, or C-Si, and thin-film. According to Solarbuzz, C-Si based solar cells dominate the PV market, accounting for approximately 86.5% of the total solar cell production in 2010 due to their high energy conversion efficiency and reliability.

2010 saw aggressive capacity expansion throughout the manufacturing chain. According to Solarbuzz, the manufacturing capacity of polysilicon available to the PV industry reached a level equivalent to 25.3 GW crystalline silicon solar cells in 2010 from 14.2 GW in 2009, representing an annual growth rate of 78.1%. Wafering capacity grew by 99.2% to 26.1 GW in 2010 from 13.1 GW in 2009, according to Solarbuzz. Cell and module capacity also grew by 73.8% and 79.9% to 24.5 GW and 30.4 GW, respectively, according to Solarbuzz. Thin-film PV cell manufacturing capacity increased 54.8% from 3.1 GW to 4.8 GW in 2010, according to Solarbuzz. The following diagram illustrates the forecast of the global PV demand from 2010 to 2015 under Solarbuzz’s production-led energy scenario.

Source: Marketbuzz 2011, Production-led Scenario, Annual World Photovoltaic Market Review

Solarbuzz has laid out three scenarios: balanced energy, green world and production-led scenarios. The balanced energy scenario assumes that the PV market’s growth is limited by restrictions on incentives and policies, and projects the global PV market to reach 24.0 GW in 2015, according to Solarbuzz. The green world energy scenario assumes a higher level of installation resulting from growth led by new and growing market incentive programs for grid-connected photovoltaics, and projects the global PV market to reach 36.4 GW in 2015, according to Solarbuzz. The production-led scenario assumes the most aggressive PV market growth led by pricing decline and strong growth in the U.S. market, and projects the global PV market to reach 54.7 GW in 2015, according to Solarbuzz. We believe that among the three scenarios, the production-led scenario provides the most convincing projection of market growth given the growth of the market size in 2010 and therefore we have presented the production-led scenario instead of the other two scenarios, although we cannot assure you that the production-led scenario, or any other scenario, will materialize.

Key Drivers of PV Industry

Advantages of Solar Power

Solar power has several advantages over conventional and other forms of renewable energy:

Reduced Dependence on Finite Conventional Energy Sources.  Solar power is an optimal renewable energy source. Using solar power reduces the need for a country to access the global commodity markets and allows it to rely on its own solar resources for power supply.

Ease of Installation Close to Demand Centers.  Currently, most electricity is generated in centralized plants that rely on transmission systems to transport electricity to demand centers. Solar power systems can be modular and installed close to the demand centers in many instances, lessening the need to invest capital in new transmission systems and electricity grids.

Ability to Meet Peak Demand.  Solar power systems generate electricity when sunlight is available, coinciding generally with the higher demand for electricity during the daytime.

Environmental Friendliness.  Greenhouse gas emissions and their impact on climate change continue to be a global concern. Solar power systems emit no greenhouse gases, making them a ready solution to replace current power production that is dependent on fossil fuels.

Low Variable Cost.  In addition to requiring no fuel supply, solar power systems also have limited operational and maintenance variable costs. After payment of the fixed installation cost, solar power becomes one of the lowest variable cost sources of energy.

Government Incentives for Solar Power

The use of solar power has continued to grow in countries where governments have implemented renewable energy policies and incentives to encourage the use and accelerate the development of solar power and other renewable energy sources. Many governments worldwide, such as those of Germany, Spain, Japan, the United States, Italy, the Czech Republic, Belgium and China, have offered various types of financial incentives in the form of capital cost subsidies, feed-in tariffs, net metering, tax credits and other incentives to end-users, distributors, system integrators and manufacturers of solar power products, to make solar power more cost competitive with conventional energy. International environmental protection initiatives, such as the Kyoto Protocol for the reduction of overall carbon dioxide and other gas emissions, have also created momentum for government incentives encouraging solar power and other renewable energy sources. Governments of major solar markets may, from time to time, modify their policies in order to manage the growth of the markets and to incentivize local PV manufacturers to become more cost competitive. Germany, Spain and Italy are examples of those who have modified their incentive policies for solar power in recent years.

Decreasing Costs of Solar Energy

Solar energy has become an attractive alternative energy source because of narrowing cost differences between solar energy and conventional energy sources due to market-wide decreases in the average selling prices for solar power products due to lower raw materials costs and increased production efficiencies.

Key Challenges for PV Industry

Need to Improve Cost Competitiveness Against Other Energy Sources.  The primary challenge for the PV industry is to reduce the price per watt of energy for end-users. It remains a challenge for the PV industry to reach a sufficient scale to be cost-effective in a non-subsidized marketplace.

Possible Reduction or Elimination of Government Subsidies and Incentives.  Historically, the growth of the PV industry has substantially relied on the availability and size of government subsidies and economic incentives, such as capital cost rebates, favorable feed-in tariff, tax credits, net metering and other incentives. Reduction or elimination of such government subsidies and incentives may adversely impact the development of the PV industry.

Ability to Obtain Financing.  Due to the high initial and continuing capital expenditure requirements, it is crucial for PV industry participants to obtain large amounts of financing to fund their operations, expansions and R&D activities in a timely manner in order to survive or succeed. It remains a considerable challenge for many PV industry players to secure an appropriate level of financing for their operations and expansion.

Overview of PV Industry Value Chain

The crystalline silicon-based solar power manufacturing value chain starts with processing quartz sand to metallurgical-grade silicon. The material is further purified to solar grade or semiconductor grade polysilicon feedstock. Recoverable silicon materials acquired from semiconductor and solar power industries, such as integrated circuit scraps, partially processed and broken silicon wafers, broken solar cells, pot scraps, silicon powder, ingot tops and tails, and other off-cuts, can also be used as feedstock. Most recoverable silicon materials sourced from the semiconductor industry are of higher purity than solar-grade recoverable silicon materials. However, the use of recoverable silicon materials increases the difficulty of producing silicon ingots with quality similar to those made from virgin polysilicon, and advanced technologies are required to produce silicon ingots from recovered silicon materials, which come in varying grades.

Feedstock is melted in high temperature furnaces and is then formed into silicon ingots through a crystallization process. Using less virgin polysilicon and more recovered silicon materials to manufacture ingots results in lower overall cost of raw materials. Silicon ingots are cut into blocks and then further sliced into silicon wafers using high precision techniques, such as wire-sawing technologies. Silicon wafers are manufactured into solar cells through a multiple-step manufacturing process that entails etching, doping, coating and applying electrical contacts. Solar cells are then electrically interconnected and laminated in durable and weather-proof packages to form solar modules, which, together with system components, such as batteries and inverters, are installed as solar power systems.

The following diagram illustrates the value chain for the manufacture of crystalline silicon-based solar power products:

Thin-film technologies have received increasing attention over the last few years due to higher silicon prices. Such technologies require little or no silicon in the production of solar cells and modules and are therefore less susceptible to increases in costs of silicon. Thin-film solar products involve lower production costs and are lighter in weight than crystalline silicon-based solar cells. However, the conversion efficiencies of thin-film based solar cells are comparatively lower.

Polysilicon

Polysilicon is the primary raw material for the PV and semiconductor industries. Historically, the semiconductor industry has been the dominant user of polysilicon. Due to the recent rapid growth of the PV industry, the polysilicon consumption by the PV industry has exceeded that by the semiconductor industry. As a result of this rapid expansion, sales to the PV industry are now the key factor affecting the price, profit and growth of the polysilicon market. According to Solarbuzz, the polysilicon production capacity is expected to reach 325kMT in 2015, representing a CAGR of 11.1% from 2011. The greater China area, which includes China and Taiwan, played an important role in polysilicon manufacturing and accounted for 25% of the production in 2010, according to Solarbuzz.

Wafer

There are two primary types of wafer production: monocrystalline wafers and multicrystalline wafers.

Monocrystalline-based solar power products are more expensive to produce than multicrystalline-based solar power products of similar dimensions, but achieve higher conversion efficiencies as a result of their requirement of high purity of polysilicon.

Multicrystalline wafers are produced by cutting multicrystalline ingots. Multicrystalline silicon consists of numerous smaller crystals and generally contains more impurities and crystal defects that impede the flow of electrons relative to monocrystalline silicon. While this results in lower energy conversion efficiency, producing multicrystalline-based solar power products involves less labor and lower quality silicon feedstock compared to production of monocrystalline-based solar power products of similar dimensions.

The surface area of wafers is another key factor in determining how much incident light can be absorbed and converted into electricity. To reduce manufacturing costs and increase output, wafer manufacturers strive to reduce the thickness of wafers without reducing the surface area as the production of thinner wafers uses less silicon per unit.

The expansion of manufacturing capacity for wafers depends on the secure supply of raw materials and key wafer manufacturing equipment, such as wire saws. Similar to the polysilicon industry, the production base for wafer has also shifted to China and Taiwan. In 2010, 68% of global wafer production capacity was located in China and Taiwan, according to Solarbuzz.

Solar Cell and Module Production

According to Solarbuzz, C-Si cell production grew at a CAGR of 72% from 2006 to 2010. Solarbuzz reported that the global center of cell production has shifted from Japan to China and Taiwan. Cell production in the PRC and Taiwan rose from 46.1% of the global cell production in 2009 to 59.2% in 2010, ahead of both Europe and Japan, according to Solarbuzz. We believe the shift toward increasing manufacturing dominance by China and Taiwan is as evident for modules as it is for wafers and cells.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual cash commitments as of December 31, 2010.

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In thousands)

Long-term debt obligations (including interest payments)	$999,689	$355,388	$644,301	$—	$—
Short-term debt obligations (including interest payments)	1,215,665	1,215,665	—	—	—
Capital (finance) lease obligations	52,277	36,339	15,938	—	—
Non-cancelable purchase obligations
— raw materials	4,920	4,920	—	—	—
— equipment	857,276	688,604	168,672	—	—
Payable due to a customer	112,470	112,470	—	—	—
Convertible senior notes (including interest payments)	400,722	363,761	36,961	—	—

Total	$3,643,019	$2,777,147	$865,872	$—	$—

As of December 31, 2010, our long-term debt obligations and short-term debt obligations consisted of loans due to commercial banks and others aggregating $910.5 million and $1,195.6 million, respectively, and carried effective interest rates ranging from 3.44% to 8.45% and from 0.284% to 6.116%, respectively.

We have entered into substantial commitments for future purchases of raw materials and equipment, including polysilicon feedstock, wafer manufacturing equipment and polysilicon production equipment. These commitments for purchase of raw materials as of December 31, 2010 amounted to approximately $4.9 million in total, including approximately $4.9 million for 2011. Our actual purchases of polysilicon feedstock, wafer manufacturing equipment and polysilicon production equipment in the future may exceed these amounts.

The $857.3 million of non-cancelable purchase obligations relating to equipment in the above table included an aggregate amount of $231.0 million in purchase obligations to Applied Materials, for wafering wire saws, squarers and solar cell production equipment to be delivered during 2011, $169.3 million in purchase obligations to JYT Corporation for pullers and DSS furnaces to be delivered in 2011 and 2012 and $73.8 million in purchase obligations to Centrotherm Photovoltaic AG for solar cell production equipment to be delivered in 2011.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position

Xiaofeng Peng	36	Chairman and Chief Executive Officer
Xingxue Tong	48	Director, President and Chief Operating Officer
Liangbao Zhu	45	Director and Executive Vice President
Yonggang Shao	48	Director and Senior Vice President
Louis T. Hsieh	46	Independent Director
Bing Xiang	49	Independent Director
Junwu Liang	77	Independent Director
Jack Lai	57	Executive Vice President, Chief Financial Officer and Secretary
Yuepeng Wan	47	Group Senior Vice President, Chief Technology Officer
Rongqiang Cui	70	Consultant, Head of Shanghai Jiaotong University LDK Laboratory
Pietro Rossetto	62	Chief Engineer
Qiqiang Yao	40	Group Senior Vice President

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

Liangbao Zhu is a director and the executive vice president of operations of our company. He joined our company in November 2005. Dr. Zhu has over 16 years of experience in managing operations of manufacturing enterprises and managing marketing and sales operations in China and overseas. Prior to joining our company, Dr. Zhu held multiple management positions in manufacturing, investment and trading companies in China and overseas from 1993 to 2005. Dr. Zhu graduated from Yangzhou Normal College with a bachelor’s degree in 1982, from Suzhou University with an MBA degree in 2002 and a doctor’s degree in business management in 2005.

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

Executive Officers

Jack Lai is an executive vice president, chief financial officer and secretary of our company. He joined our company in August 2006. Mr. Lai has over 21 years of experience in finance, strategic planning and corporate management. Prior to joining our company, Mr. Lai served as the chief financial officer and vice president of Silicon Storage Technology, Inc. He was the vice president of finance and administration and the chief financial officer of Aplus Flash Technology, Inc. in San Jose, California from 2000 to 2003. He served as vice president of finance and administration, chief financial officer and general manager of Wirex Corporation, Inc. in Portland, Oregon, from 1998 to 2000. Mr. Lai graduated from Tamkang University with a bachelor’s degree in business administration in 1976, from Chinese Culture University with an MBA degree in 1978 and from San Jose State University with an MBA degree in 1982.

Yuepeng Wan is a group senior vice president and the chief technology officer of our company. He joined our company in February 2007. Dr. Wan has over 16 years of experience in R&D in silicon and materials engineering. Prior to joining our company, Dr. Wan was a R&D manager at GT Solar in New Hampshire from October 2005 to February 2007 in charge of DSS furnace R&D. Prior to that, he was a research associate of the materials crystal division at Saint-Gobain Northboro R&D Center in Massachusetts from January 2005 to October 2005. From April 2000 to January 2005, he was a senior applications engineer at GT Solar in New Hampshire responsible for design and development of crystal growth furnaces. Dr. Wan received a bachelor of science degree in materials engineering from University of Science & Technology of China in 1986, a master of science degree in mechanical engineering from University of Science & Technology of China in 1989 and a Ph.D. degree in mechanical engineering from Aachen University of Technology of Germany in 1997.

Rongqiang Cui is a consultant and the head of our R&D laboratory operated jointly with Shanghai Jiaotong University. He is also a professor at Shanghai Jiaotong University. Professor Cui joined our company in September 2005 as director of our Shanghai Jiaotong University LDK Laboratory. Professor Cui began solar energy research in 1971 and became the head of the solar research institute of Shanghai Jiaotong University in 1997. Previously, he was an assistant tutor, lecturer and professor in the physics department of Xian Jiaotong University from 1964 to 1996. Professor Cui graduated from the Xian Jiaotong University in 1964 with a diploma in engineering physics.

Pietro Rossetto is the chief engineer of our company. He joined our company in June 2006. Prior to joining our company, Mr. Rossetto taught electrical engineering and computer science in Meran, Italy, from 2003 to 2005. He held multiple positions from 1976 to 2002 at MEMC, including as manager and senior manager for single crystal technology and as manager for various special projects. Mr. Rossetto received his college degree in physics from University of Milan Institute of Physical Science in 1975.

Qiqiang Yao is a group senior vice president of our company. He joined our company in February 2006. Prior to joining our company, Mr. Yao held multiple positions in finance and accounting from 2002 to 2006 at various companies in China. Mr. Yao received a bachelor’s degree in accounting from Anhui University of Accounting in 1993 and an MBA from China Southeast University in 2003. Mr. Yao is a registered accountant in China.

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

For the year ended December 31, 2010, the aggregate cash compensation that we paid to directors and executive officers was $5,773,942.

You may find more details of the stock options we have granted to our directors and executive officers pursuant to our 2006 stock incentive plan under “— E. Share Ownership — 2006 Stock Incentive Plan” below.

Indemnification

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Pursuant to our memorandum and articles of association, our directors and officers, as well as any liquidator or trustee for the time being acting in relation to our affairs, will be indemnified and held harmless out of our assets and profits from and against all actions, costs, charges, losses, damages and expenses that any of them or any of their heirs, executors or administrators may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duties in their respective offices or trusts. Accordingly, none of these indemnified persons will be answerable for the acts, receipts, neglects or defaults of each other; neither will they be answerable for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any monies or effects belonging to us may have been lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any monies of or belonging to us may be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts. This indemnity will not, however, extend to any fraud or dishonesty which may attach to any of said persons.

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

C.  Board Practices

Our board of directors is currently comprised of seven directors, including three independent board members. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he or she has a material interest provided that a declaration of interest has been made in accordance with our articles of association and such director is not required to abstain from voting and/or be excluded from the counting of the quorum under our articles of association. Any director may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and subject to the Cayman Islands companies law, issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. We have established three committees of the board of directors:

•	the audit committee,

•	the compensation committee, and

•	the corporate governance and nominating committee.

We have adopted a charter for each committee to comply with the Sarbanes-Oxley Act and New York Stock Exchange corporate governance rules. Each committee’s members and functions are described below.

We have a staggered board of directors. Our directors will be divided into three classes, as nearly equal in number as the then total number of directors permits. Yonggang Shao and Liangbao Zhu have been designated as Class I directors with their terms to expire at our shareholders’ general meeting in 2011; Xingxue Tong and Bing Xiang have been designated as Class II directors with their terms to expire at our shareholders’ general meeting in 2012; Xiaofeng Peng, Louis T. Hsieh and Junwu Liang have been designated as Class III directors with their terms to expire at our shareholders’ general meeting in 2013. At each annual general meeting of our shareholders, successors to the class of directors whose terms expire at that meeting will be elected for a three-year term. If the number of directors changes, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible. Any additional directors of a class elected to fill a vacancy resulting from an increase in such class will hold office for a term that coincides with the remaining term of that class. Decrease in the number of directors will not shorten the term of any incumbent director. Nonetheless, whenever the holders of preferred shares have the right, voting separately as a class, to elect directors, the election, term of office, filling of vacancies and other features of directorships will be governed by the applicable terms of our articles of association and the rights attaching to those preferred shares. These board provisions make it more difficult for third parties to gain control of our company because it is more difficult to replace members of a staggered board.

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

D.  Employees

We had an aggregate of 14,130, 13,464 and 22,400 full-time employees as of December 31, 2008, 2009 and 2010. Substantially all of these employees were located at our manufacturing plants in Xinyu City, Jiangxi Province, China.

A breakdown of our employees by areas of operations and as a percentage of our workforce as of December 31, 2010 is set forth below:

	Number of	Percentage of
	Employees	Total

Manufacturing	17,927	80%
Quality control	1,225	5
Research, development and engineering	319	1
Administration	1,771	8
Production planning	870	4
Finance	164	1
Procurement	124	1

Total	22,400	100.0%

From time to time, we also employ part-time or contract employees, as required, to meet any increased demand for our products. We plan to hire additional employees as needed.

As required by PRC regulations, we participate in statutory retirement plans organized by the respective PRC local governments. We currently contribute approximately 29% of the staff’s basic salaries to such funds. Our contributions to the statutory retirement plans are charged to the consolidated profit and loss account as and when incurred. We also provide our employees with medical insurance and unemployment insurance as required by the PRC laws and regulations. For the years ended December 31, 2008, 2009 and 2010, our total expense under the statutory employee benefit plans was approximately $2,354,603, $4,096,699 and $6,540,815 respectively.

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

Maximum number of shares

The maximum number of ordinary shares in respect of which options may be granted (including ordinary shares in respect of which options, whether exercised or still outstanding, have already been granted) under our 2006 stock incentive plan may not in the aggregate exceed 10% of the total number of ordinary shares in issue from time to time, including ordinary shares issuable upon conversion of any of our preferred shares and in issue from time to time. As of the date of this annual report, the maximum number of ordinary shares in respect of which we may grant options (including ordinary shares in respect of which options have already been granted but still outstanding) under our 2006 stock incentive plan is 13,295,026 ordinary shares.

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

Outstanding options granted under our 2006 stock incentive plan

The following table summarizes, as of the date of this annual report, the outstanding options granted under our 2006 stock incentive plan to several of our directors, executive officers and investors and to other individuals as a group. Unless otherwise noted, the options granted vest over a three-year period beginning on the date of their respective grants.

	Ordinary Shares
	Underlying
	Outstanding		Exercise Price
Name	Options		($/Share)	Date of Grant	Date of Expiration

Xiaofeng Peng	15,000	(2)	$13.06	January 15, 2009	January 14, 2019
	650,000	(2)	6.77	April 7, 2010	April 6, 2020
Xingxue Tong	866,667		9.00	February 6, 2007	February 5, 2012
	*	(2)	13.06	January 15, 2009	January 14, 2019
	*	(2)	6.77	April 7, 2010	April 6, 2020
Liangbao Zhu	*	(2)	13.06	January 15, 2009	January 14, 2019
	*	(2)	6.77	April 7, 2010	April 6, 2020
Yonggang Shao	*	(2)	13.06	January 15, 2009	January 14, 2019
	*	(2)	6.77	April 7, 2010	April 6, 2020
Louis T. Hsieh	*		9.00	May 31, 2007	May 30, 2012
	*		9.00	October 17, 2007	October 17, 2012
	*	(2)	6.77	April 7, 2010	April 6, 2020
Jack Lai	*		4.45	August 1, 2006	July 31, 2011
	*	(2)	13.06	January 15, 2009	January 14, 2019
	*	(2)	6.77	April 7, 2010	April 6, 2020
Yuepeng Wan	*		9.00	February 6, 2007	February 5, 2012
	*	(2)	13.06	January 15, 2009	January 14, 2019
	*	(2)	6.77	April 7, 2010	April 6, 2020
Pietro Rossetto	*		4.45	August 1, 2006	July 31, 2011
	*	(2)	13.06	January 15, 2009	January 14, 2019
	*	(2)	6.77	April 7, 2010	April 6, 2020
Qiqiang Yao	*		4.45	August 1, 2006	July 31, 2011
	*	(2)	13.06	January 15, 2009	January 14, 2019
	*	(2)	6.77	April 7, 2010	April 6, 2020
Bing Xiang	*		8.46	April 16, 2009	April 15, 2019
	*	(2)	6.77	April 7, 2010	April 6, 2020
Junwu Liang	*		8.46	April 16, 2009	April 15, 2019
Other employees as a group(1)	260,653		4.45	August 1, 2006	July 31, 2011
Other employees as a group(1)	367,034		9.00	April 17, 2007	April 16, 2012
Other employees as a group(1)	141,478		25.00	May 14, 2007	May 13, 2012
Other employees as a group(1)	257,194		33.96	July 6, 2007	July 5, 2012
Other employees as a group(1)	213,150		29.55	December 3, 2007	December 2, 2012
Other employees as a group(1)(2)	194,970		13.12	November 13, 2008	November 12, 2018
Other employees as a group(1)	100,000		13.06	January 15, 2009	January 14, 2014
Other employees as a group(1)(2)	77,100		13.06	January 15, 2009	January 14, 2019
Other employees as a group(1)	113,000		8.46	April 16, 2009	April 15, 2014
Other employees as a group(1)(2)	53,600		8.46	April 16, 2009	April 15, 2019
Other employees as a group(1)(2)	2,078,447		6.77	April 7, 2010	April 6, 2020
Other employees as a group(1)(2)	441,100		7.35	August 9, 2010	August 8, 2020
Other employees as a group(1)(2)	374,400		12.33	November 4, 2010	November 3, 2020
Other employees as a group(1)(2)	238,000		10.43	January 10, 2011	January 9, 2021
Other employees as a group(1)(2)	345,600		12.03	April 7, 2011	April 6, 2021

Total	11,009,061

*	These directors and executive officers as a group, each beneficially owning less than 1% of our outstanding shares, together hold stock options exercisable for 4,221,668 shares.

(1)	Each employee holds less than 1% of our total outstanding voting securities.

(2)	Subject to a five-year vesting period.

Other than options granted to Xiaofeng Peng, Liangbao Zhu, Yonggang Shao, Louis T. Hsieh, Bing Xiang, Dr. Junwu Liang, the numbers of shares underlying options granted, as described in the above table, are subject to reduction by our board of directors on the basis of performance of each relevant optionee.

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

The following table sets forth information with respect to the direct and indirect beneficial ownership of our shares by each of our directors and executive officers as of March 31, 2011:

Shares Beneficially
Owned
	Number	Percent(1)

Directors and Executive Officers
Xiaofeng Peng(2)	73,221,796	48.9%
Xingxue Tong(3)	*	*
Liangbao Zhu(4)	*	*
Yonggang Shao(5)	*	*
Louis T. Hsieh	*	*
Jack Lai	*	*
Yuepeng Wan	*	*
Rongqiang Cui	*	*
Pietro Rossetto	*	*
Qiqiang Yao(6)	*	*

Total	77,491,202	51.7%

*	Less than 1% of our outstanding shares.

(1)	The percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by an aggregate of 149,777,658 shares issued and outstanding, including shares not yet issued and outstanding but beneficially owned by our directors and executive officers as determined in accordance with the SEC rules and regulations, as of March 31, 2011.

(2)	Mr. Peng holds his shares through his wholly owned British Virgin Islands company, LDK New Energy.

(3)	Mr. Tong holds his shares through his wholly owned British Virgin Islands company, Superb Bright Limited.

(4)	Mr. Zhu holds his shares through his wholly owned British Virgin Islands company, Feliz International Inc.

(5)	Mr. Shao holds his shares through his wholly owned British Virgin Islands company, SM Future Investment Inc.

(6)	Mr. Yao holds his shares through his wholly owned British Virgin Islands company, Qiqiang Investment Consulting Inc.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.  Major Shareholders

The following table sets forth information regarding the direct and indirect beneficial ownership of our shares as of March 31, 2011, by each person known to us to own 5.0% or more of our shares.

	Shares Beneficially Owned
Name	Number	Percent

Xiaofeng Peng	73,221,796	48.9%

Mr. Xiaofeng Peng is our founder, chairman, chief executive officer and ultimate controlling shareholder. Mr. Peng holds his shares in our company through LDK New Energy, his wholly owned British Virgin Islands company. In connection with and to facilitate hedging transactions by investors holding our existing convertible senior notes we issued in April 2008, Morgan Stanley & Co. Incorporated or its affiliate, acting as agent for LDK New Energy, may have sold up to 3,000,000 ordinary shares in the form of ADSs prior to June 27, 2008 on behalf of LDK New Energy pursuant to a sales plan agreement dated April 9, 2008 with LDK New Energy and in compliance with Rule 144 under the Securities Act. Concurrently with each such sale, LDK New Energy agreed to purchase an equal amount of our ordinary shares in the form of ADSs under prepaid forward contracts with affiliates of certain initial purchasers of such convertible senior notes. Prepayments for these purchases were made using the net proceeds from the sales under the sales plan. In April 2011, 2,500,000 of the 3,000,000 ordinary shares in the form of ADSs were returned to LDK New Energy, with the remainder yet to be returned.

Mr. Peng, in his personal capacity, and his family members are engaged in certain alternative energy projects, including a company that is developing a project involving thin-film solar technology. LDK New Energy, our immediate controlling shareholder that is wholly owned by Mr. Peng, is the beneficial owner of all of the equity interest of this thin-film solar company. Thin-film solar technology is an alternative method of producing PV products compared to our crystalline wafer-based solar technology and products. Mr. Peng and his family members may finance such alternative energy projects, including the thin-film solar project, in part, by proceeds from LDK New Energy’s sales of a portion of its equity interest in our company. In addition, LDK New Energy has entered into loan facilities with financial and banking institutions to finance the thin-film solar project. As of the date of this annual report, LDK New Energy has pledged up to approximately 45.5 million shares, including ADSs. Mr. Peng and his family members may from time to time obtain additional borrowings to fund investments in such alternative energy projects from financial institutions, which may be secured by additional pledges of a portion of LDK New Energy’s shares in our company. These future financing arrangements may be structured in such a way that Mr. Peng would be required to pledge additional shares or other collateral if the market value of the pledged shares does not meet specified levels.

Failure or delay to promptly meet these margin calls or other default under these financing arrangements could result in the sale or other disposition of some or all of the pledged shares in our company. In addition, in the event of a default under the loan agreements for which Mr. Peng has provided a personal guarantee, Mr. Peng’s personal property, including his shares in us, may be seized and sold by the relevant lenders. Any of these events may potentially result in a change in control of our company. You may find additional information under “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company and Our Industry — Our controlling shareholder, Mr. Peng, has directly or indirectly pledged a significant portion of his equity interests in our company to secure certain loan facilities. A default under these loan facilities could potentially result in a change of control of our company.”

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

For the years indicated, in addition to the guarantees and security provided by related parties for our bank borrowings, our principal related party transactions and amounts outstanding with our related parties are summarized as follows:

	Year Ended December 31,
	2008	2009	2010
	(In thousands)

Sales of wafers under related parties arrangement(1)	—	56,132	—
Purchases of modules production equipment from the Best Solar(2)	—	—	21,248
Purchases of inventories from Best Solar(2)	—	78,079	80,869
Sales of modules and cells to Best Solar(2)	—	—	4,587
Purchases of low value consumables from a related party(3)	1,141	509	1,993
Purchases of auxiliary from a related party(4)	—	—	7,821
Purchases of crucibles from an associate(3)	3,011	1,271	14,252
Loan obtained from a related party(5)	2,195	—	—

(1)	During the year ended December 31, 2009, JXLDK entered in to three wafer sales contracts with Gintech and one wafer sales contract with Motech with contract values of $52,350 and $3,782, respectively (collectively referred as “Wafer Sales Contracts”). In addition, Gintech and Motech entered into agreements to sell corresponding quantities of cells (“Cell Sales Arrangement”) to Best Solar. JXLDK respectively agreed with Gintech and Motech that these Wafer Sales Contracts will be void if Best Solar did not procure the cells from Gintech and Motech pursuant to the Cell Sales Agreement. During the year ended December 31, 2009, JXLDK recognized revenue of $56,132 relating to these Wafer Sales Contracts when Gintech and Motech accepted delivery of wafers supplied by us and Best Solar accepted delivery of cells respectively supplied by Gintech and Motech.

(2)	On February 28, 2010, we purchased the crystalline module production equipment from Best Solar at a consideration of $21,248, which approximates their fair value in the market and carrying value as recorded in the books of Best Solar.

We purchased the crystalline modules of $78,079 and $29,426 from Best Solar during the year ended December 31, 2009 and 2010, respectively. We also purchased raw materials and supplies relating to crystalline modules production of $51,443 from Best Solar during the year ended December 31, 2010. Furthermore, we made prepayments of $15,573 to Best Solar under a thin-film module purchase agreement during the year ended December 31, 2010 and made prepayments of $37,615 to Best Solar for crystalline module purchases and processing during the year ended December 31, 2009.

We sold crystalline modules and cells of $4,587 to Best Solar during the year ended December 31, 2010.

The outstanding amounts due from the Best Solar as of December 31, 2009 and 2010 were $37,615 and $44,839, respectively. The outstanding amounts due to Best Solar as of December 31, 2009 and 2010 were $35,969 and nil, respectively.

(3)	We purchased low value consumables from Jiangxi Liouxin Industry Co., Ltd., (“JXLXI”) which is a company controlled by Mr. Peng, of $1,141, $509 and $1,993 during the years ended December 31, 2008, 2009 and 2010, respectively. The outstanding amount due to JXLXI was $656 and $949 as of December 31, 2009 and 2010, respectively.

(4)	We purchased auxiliary materials of $7,821 from Saiwen Industry (Suzhou) Co., Ltd., (“SZSW”), a company controlled by Mr. Peng, during the year ended December 31, 2010. The outstanding amounts due to SZSW as of December 31, 2010 were $2,211.

(5)	JXLDK also purchased crucibles from Sinoma, which is an associate of JXLDK, of $1,271 and $14,252 during the years ended December 31, 2009 and 2010, respectively. The outstanding amount due to Sinoma was $2,164 and $11,874 as of December 31, 2009 and 2010, respectively, and due from Sinoma was nil and $322 as of December 31, 2009 and 2010, respectively.

Guarantees

Our ultimate controlling shareholder, Mr. Peng, and his wife, Ms. Zhou Shan, as well as companies controlled by Mr. Peng have provided guarantees or collateral to financial institutions in China to secure bank loans borrowed by Jiangxi LDK Solar. See note 11 to our consolidated financial statements beginning on page F-1 for more details on these borrowings. As of December 31, 2010, an aggregate of $258.2 million of our borrowings from commercial banks in China were secured by guarantees from Mr. Peng and his wife or companies controlled by Mr. Peng.

Stock Option Grants

See “Item 6. Directors, Senior Management and Employees — E. Share Ownership — 2006 Stock Incentive Plan” in this annual report.

Individual Income Tax Withholding Obligation

Certain of our executives and employees exercised share options that vested in 2007 and 2008. Pursuant to the PRC tax regulations, the income derived from the exercise of the share options is subject to individual income tax, which should be withheld by us from these executives and employees for payment to the PRC tax authorities. For the years ended December 31, 2008, 2009 and 2010, we recorded a withholding tax liability of approximately $42.0 million, $41.8 million and $46.3 million, respectively, and the related receivable of $42.0 million, $41.8 million and $46.3 million, respectively, from our executives and officers arising out of their exercise of stock. You may refer to “Item 10. Additional Information — E. Taxation — People’s Republic of China Taxation — Individual income tax withholding obligation.”

C.  Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.  Consolidated Statements and Other Financial Information

See pages beginning on page F-1 in this annual report.

Legal Proceedings

We and our directors and officers have been and in the future may be involved in allegations, litigation or legal or administrative proceedings, including those related to alleged violations of securities laws. We have also instituted, and may continue to institute, legal proceedings against others. For example, a putative class-action lawsuit was recently initiated by a minority shareholder of SPI seeking to enjoin our acquisition of SPI and seeking money damages. We were named a defendant together with SPI and its board of directors in this class action. Regardless of the merits, attending to these matters and defending against and pursuing litigation can be time consuming and costly, and may result in substantial legal and administrative expenses, as well as divert the attention of our management.

Dividend Distribution Policy

We have never declared or paid any dividends, nor do we anticipate paying any cash dividends on our shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings for use in the operation and expansion of our business. We are a holding company and our cash flow depends on dividends from our principal operating subsidiaries, Jiangxi LDK Solar, Jiangxi LDK Silicon, Jiangxi LDK Polysilicon and other PRC operating subsidiaries, in China. The ability of our subsidiaries in China to pay dividends to us is subject to various restrictions, including legal restrictions in China that permit payment of dividends only out of retained earnings determined in accordance with the PRC accounting standards and regulations. Under PRC laws, Jiangxi LDK Solar, as a wholly foreign-owned enterprise in China, must allocate at least 10% of its after-tax profit to its statutory general reserve until the balance of the reserve reaches 50% of its registered capital. It must also allocate a certain percentage of its after-tax profit each year as its employee welfare and bonus funds, and its board of directors has the discretion to determine the percentage of the after-tax profits for such employee welfare and bonus funds. Statutory general reserve and employee welfare and bonus funds are not distributable as cash dividends except in the event of a liquidation. A sino-foreign joint venture enterprise, such as Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, is required to set aside a certain percentage of its after-tax profit calculated in accordance with the PRC accounting standards each year for its statutory general reserves, employee welfare and bonus funds and enterprise development funds in accordance with the requirement of relevant PRC laws and its articles of associations. The board of directors of a sino-foreign joint venture enterprise has the discretion to determine the respective percentages of its after-tax profits for its statutory general reserves, employee welfare and bonus funds and enterprise development funds, which are not distributable to its equity owners except in the event of a liquidation.

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

We listed our ADSs on the New York Stock Exchange in June 2007. For the year ended December 31, 2010, the closing price of our ADSs on the New York Stock Exchange ranged from $5.00 to $13.90 per ADS.

Set forth below, for the applicable periods indicated, are the high and low closing prices per ADS as reported by the New York Stock Exchange.

	High	Low

Annual Highs and Lows
2007 (from June 1, date of our ADS listing on New York Stock Exchange)	$73.95	$23.20
2008	51.26	9.95
2009	16.01	4.04
2010	13.90	5.00
Quarterly Highs and Lows
Second Quarter 2009	13.90	6.78
Third Quarter 2009	11.99	8.53
Fourth Quarter 2009	9.25	5.23
First Quarter 2010	8.21	6.01
Second Quarter 2010	8.43	5.00
Third Quarter 2010	10.45	5.20
Fourth Quarter 2010	13.90	9.80
First Quarter 2011	14.49	10.29
Monthly Highs and Lows
October 2010	12.82	9.80
November 2010	13.90	10.00
December 2010	11.25	10.03
January 2011	14.44	10.29
February 2011	14.49	12.46
March 2011	12.98	10.64

On April 29, 2011, the last reported closing sale price of our ADSs on the New York Stock Exchange was $11.55 per ADS.

ITEM 10.	ADDITIONAL INFORMATION

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

As of the date of this annual report, our authorized share capital consists of 499,580,000 ordinary shares, par value of $0.10 each, and 420,000 shares of such class or designation as our board of directors may determine in accordance with our articles of association, par value of $0.10 each. As of the date of this annual report, an aggregate of 148,143,617 shares have been issued and an aggregate of 147,043,459 shares are outstanding.

Ordinary Shares and Ordinary Shares Represented by ADSs

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Cayman Islands companies law.

Meetings

Subject to the regulatory requirements applicable to us, we will call an annual general meeting and any extraordinary general meeting by not less than 10 clear days’ notice in writing. Notice of every general meeting will be given to all of our shareholders other than those that, under the provisions of our current articles of association or the terms of issue of the ordinary shares they hold, are not entitled to receive such notices from us, and also to our directors and principal external auditors. Extraordinary general meetings may be called only by the chairman of our board of directors or a majority of our board of directors, and may not be called by any other person.

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

An ordinary resolution to be passed by our shareholders requires the affirmative vote of a simple majority of the votes attaching to our ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to our ordinary shares. A special resolution is required for important matters such as a change of name or an amendment to our memorandum or articles of association. Holders of our ordinary shares may effect certain changes by an ordinary resolution, including alteration of the amount of our authorized share capital, consolidation and division of all or any of our share capital into shares of larger or smaller amount than our existing share capital, and cancel any unissued shares.

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

Any shareholder of a company may petition the Grand Court of the Cayman Islands, which may make a winding-up order if such court is of the opinion that it is just and equitable that the company should be wound up or, as an alternative to a winding-up order, (a) an order regulating the conduct of the company’s affairs in the future, (b) an order requiring the company to refrain from doing or continuing an act complained of by the shareholder petitioner or to do an act which the shareholder petitioner has complained it has omitted to do, (c) an order authorizing civil proceedings to be brought in the name and on behalf of the company by the shareholder petitioner on such terms as such court may direct, or (d) an order providing for the purchase of the shares of any shareholders of the company by other shareholders or by the company itself and, in the case of a purchase by the company itself, a reduction of the company’s capital accordingly.

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

Dividends

Subject to the Cayman Islands companies law, our board of directors may from time to time declare dividends in any currency to be paid to our shareholders. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account that can be authorized for this purpose in accordance with the Cayman Islands companies law.

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

If we are wound up (whether the liquidation is voluntary or by the court), the liquidator may with the sanction of a special resolution (requiring a majority of not less than two-thirds of votes cast at a shareholders meeting) and any other sanction required by the Cayman Islands companies law, divide among our shareholders in specie or kind the whole or any part of our assets (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as the liquidator deems fair upon any property to be divided and may determine how such division shall be carried out as between the shareholders or different classes of shareholders. The liquidator may also vest the whole or any part of these assets in trustees upon such trusts for the benefit of the shareholders as the liquidator shall think fit, but so that no shareholder will be compelled to accept any assets, shares or other securities upon which there is a liability.

Alteration of capital

We may from time to time by ordinary resolution:

•	increase our capital by such sum, to be divided into shares of such amounts, as the resolution shall prescribe;

•	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

•	cancel any shares which at the date of the passing of the resolution have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled;

•	sub-divide our shares or any of them into shares of smaller amount than is fixed by our fourth amended and restated memorandum of association, subject nevertheless to the Cayman Islands companies law, and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such subdivision, one or more of the shares may have any such preference or other special

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

We may, by special resolution (requiring a majority of not less than three-quarters of votes cast at a shareholders meeting), subject to any confirmation or consent required by the Cayman Islands companies law, reduce our share capital or any capital redemption reserve in any manner authorized by law.

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

Redemption of shares

Subject to the provisions of the Cayman Islands companies law, the rules of the designated stock exchange, our fourth amended and restated memorandum and articles of association and any special rights conferred on the holders of any shares or class of shares, we may issue shares on terms that they are subject to redemption at our option or at the option of the holders, on such terms and in such manner as may be determined by our board of directors. Subject to the Cayman Islands companies law, any preferred shares may be issued or converted into our shares, at a determinable date or at our option or the option of the holders, if so authorized by our memorandum of association, are liable to be redeemed on such terms and in such manner as we, before the issue or conversion, may by ordinary resolution of our members determine. Our currently outstanding ordinary shares will not be subject to redemption at the option of the holders or our board of directors.

Variations of rights of shares

All or any of the special rights attached to any class of our shares may, subject to the provisions of the Cayman Islands companies law, be varied with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Inspection of register of members

Pursuant to our articles of association, our register of members and branch register of members shall be open for inspection, unless the register is closed in accordance with our fourth amended and restated articles of association:

•	by shareholders for such times and on such days as our board of directors may determine, without charge, at our registered office or such other place where we keep our register in accordance with the Cayman Islands companies law, or

•	by any other person, upon a maximum payment of $2.50 or such other sum specified by our board of directors, at our registered office or such other place where we keep our register in accordance with the Cayman Islands companies law, or if appropriate, upon a maximum payment of $1.00 or such other sum specified by our board of directors at the registration office.

Designations and classes of shares

All of our issued shares are ordinary shares. Our articles of association provide that our authorized unissued shares shall be at the disposal of our board of directors, which may offer, allot, grant options over or otherwise dispose of them to such persons, at such times and for such consideration and upon such terms and conditions as our board of directors may in its absolute discretion determine. In particular, our board of directors is empowered to authorize from time to time the issuance of one or more classes or series of preferred shares and to fix their designations, powers, and preferences, as well as their relative, participating, optional and other rights, if any, and their qualifications, limitations and restrictions, if any, including the number of shares constituting each such class or series, dividend rights, conversion rights, redemption privileges, voting powers, full or limited or no voting powers, and liquidation preferences, and to increase or decrease the size of any such class or series. Subject to the Cayman Islands companies law, any preferred shares may be issued or converted into our shares, at a determinable date or at our option or the option of the holders, if so authorized by our memorandum of association, are liable to be redeemed on such terms and in such manner as we, before the issue or conversion, may by ordinary resolution of our members determine.

Anti-takeover provisions

Cayman Islands law does not prevent companies from adopting a wide range of defensive measures, such as staggered boards, blank check preferred, removal of directors only for cause and provisions that restrict the right of shareholders to call meetings, act by written consent and submit shareholder proposals.

Share repurchase

We are empowered by the Cayman Islands companies law and our articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Cayman Islands companies law, our memorandum and articles of association and to any applicable requirements imposed from time to time by the New York Stock Exchange, the SEC or by any other recognized stock exchange on which our securities may be listed.

Untraceable shareholders

We are entitled to sell any shares of a shareholder who is untraceable, provided that:

•	all checks or warrants in respect of dividends of such shares, not being less than three in number, for any sums payable in cash to the holder of such shares have remained uncashed for a period of 12 years prior to the publication of the advertisement and during the three months referred to in third bullet point below;

•	we have not during that time received any indication of the whereabouts or existence of the shareholder or person entitled to such shares by death, bankruptcy or operation of law; and

•	we have caused an advertisement to be published in newspapers in the manner stipulated by our amended and restated articles of association, giving notice of our intention to sell these shares, and a period of three months has elapsed since such advertisement and the stock exchange on which we list has been notified of such intention.

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

Mergers and similar arrangements

A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a majority in number representing 75% in value of the shareholders voting together as one class and (b) if the shares to be issued to each shareholder in the surviving company are to have the same rights and economic value as the shares held in the constituent company, a special resolution of the shareholders voting together as one class.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his/her shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors (representing 75% by value) with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Cayman Court. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the Cayman Court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting or meetings in question and the statutory majority is acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest person of that class acting in respect of his/her interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Islands companies law.

When a take-over offer is made and accepted by holders of 90% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Cayman Court but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

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

C.  Material Contracts

For additional information on our material contracts, see “Item 4. Information on the Company — B. Business Overviews — Customers, Sales and Marketing,” “— Suppliers,” “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” and “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” and “Item 19. Exhibits” in this annual report.

D.  Exchange Controls

China regulates foreign currency exchanges primarily through the following rules and regulations:

•	Foreign Currency Administration Rules of 1996, as amended; and

•	Administrative Rules of the Settlement, Sale and Payment of Foreign Exchange of 1996.

As we have disclosed in “Item 3. Key Information — D. Risk Factors — Risks Relating to Business Operations in China — Changes in foreign exchange and foreign investment regulations in China may affect our ability to invest in China and the ability of our PRC subsidiaries to pay dividends and service debts in foreign currencies” in this annual report, Renminbi is not a freely convertible currency at present. Under the current PRC regulations, conversion of Renminbi is permitted in China for routine current-account foreign exchange transactions, including trade and service related foreign exchange transactions, and payment of dividends. Conversion of Renminbi for most capital-account items, such as direct investments, investments in PRC securities markets and repatriation of investments, however, is still subject to the approval of SAFE.

Pursuant to the above-mentioned administrative rules, foreign-invested enterprises, such as our PRC subsidiaries, may buy, sell and/or remit foreign currencies for current-account transactions at banks in China with authority to conduct foreign exchange business by complying with certain procedural requirements, such as presentment of valid commercial documents. As previously disclosed in this annual report, for capital-account transactions involving foreign direct investment, foreign debts and outbound investment in securities and derivatives, approval from SAFE is a pre-condition. Capital investments by foreign-invested enterprises outside China are subject to limitations and requirements in China, such as prior approvals from the PRC Ministry of Commerce, SAFE and NDRC.

E.  Taxation

The following summary of material Cayman Islands, PRC and United States federal tax consequences of an investment in our ordinary shares or ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares or ADSs, such as the tax consequences under state, local and other tax laws.

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

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has obtained an undertaking from the Governor in Cabinet of the Cayman Islands as to tax concessions under the Tax Concessions Law (1999 Revision). In accordance with the provision of section 6 of The Tax Concessions Law (1999 Revision), the Governor in Cabinet undertakes with LDK Solar Co., Ltd.:

•	That no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

•	In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable, on or in respect of the shares, debentures or other obligations of the Company, or by way of the withholding, in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (1999 Revision).

These concessions shall be for a period of 20 years from May 29, 2007.

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

On January 1, 2008, the EIT Law took effect. Under the EIT Law, enterprises established under the laws of non-PRC jurisdictions but whose “de facto management body” is located in China are considered “resident enterprises” for PRC tax purposes. Under the implementation regulations issued by the State Council relating to the effectively connected with such establishment or place of business in China, or be subject to 20% income tax for investors who are non-resident individuals.

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

We believe that under the existing implementation regulations of the EIT Law, dividends paid by us to holders of our ordinary shares or ADSs should not be deemed to be derived from sources within China under the EIT Law and therefore should not be subject to the 10% withholding tax. However, what will constitute income derived from sources within China is currently unclear. We intend to take the position that it is not a PRC resident enterprise for tax purpose, but cannot assure you that the tax authorities will agree with this position. If we are considered a PRC enterprise the capital gains on the disposition of shares or ADSs may be subject to PRC withholding tax. However, these conclusions are not entirely free from doubt. In addition, it is possible that these rules may change in the future, possible with retroactive effect.

Individual Income Tax Withholding Obligation

Under the PRC law, employees who exercise stock options are generally required to pay, on the date of exercise, individual income tax on the difference between the exercise price and the market price of the shares on such date, and the employer has the obligation to withhold the relevant individual income tax. In August 2007 and in August 2008, eight employees exercised their stock options, but did not pay individual income tax on the date of exercise, nor did we withhold such individual income tax on the date of exercise. The Xinyu tax authorities in Jiangxi Province issued deferral decisions in February 2008 and September 2008. The deferral decisions waived the obligations of the eight employees to declare and pay the individual income tax, as well as our withholding obligation on the date of exercise. Such payment and withholding obligations were deferred until the shares are sold. As of the date of this annual report, these employees are paying the individual income tax they owe on a stage by stage basis according to the PRC laws and the deferral decisions issued by the Xinyu tax authorities in Jiangxi Province. As of December 31, 2010, for accounting purposes, we had an outstanding receivable of $46.3 million from these employees and payable to the PRC tax authorities in relation to the individual income tax liabilities arising from the exercise of stock options by these employees. Our PRC counsel, Grandall Legal Group, is of the opinion that (i) the Xinyu tax authorities have the proper authority to issue the deferral decisions described above and such deferral decisions were validly issued; (ii) in accordance with the deferral decisions, there is no obligation for any of the optionees to declare and pay any PRC income tax with respect to the shares acquired as a result of the exercise of their share options until after such optionees have sold the shares; and (iii) after the sale of the shares, such optionees will be obligated to pay the PRC income tax, and we will not be liable for such PRC income tax, other than to withhold taxes for payment to the relevant PRC tax authorities. In addition, at all times from the date when any of the stock options was first exercised through the date of this annual report, there has been no outstanding loan or advance by us or any of our subsidiaries to any of these optionees in respect of the PRC income tax liabilities resulting from the exercise of their stock options.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, for taxable years beginning before January 1, 2013, dividends may constitute “qualified dividend income” and be taxed at the lower applicable capital gains rate provided that (1) the ADS or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, ADSs are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States because they are listed on the New York Stock Exchange. Moreover, as explained in further detail below, we do not expect to be a PFIC for our current taxable year or the foreseeable future. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

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

Passive foreign investment company rules

We do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year, and provided that our passive income does not exceed our gross loss (if any) from operations we do not expect to become a PFIC in the foreseeable future. Our actual PFIC status for our current taxable year ending December 31, 2011 will not be determinable until after the close of our current taxable year ending December 31, 2011 and accordingly, there is no guarantee that we will not be a PFIC for 2011 or any future taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

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

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 5.9% in 2008, negative 0.7% in 2009 and 3.3% in 2010. We have not in the past been materially affected by any such inflation, however, we cannot assure you that we will not be affected in the future.

Foreign Currency Risk

Our financial statements are expressed in U.S. dollars but the functional currency of our principal operating subsidiaries, Jiangxi LDK Solar, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, is Renminbi. To the extent our principal PRC operating subsidiaries hold assets or liabilities denominated in foreign currencies, any appreciation of Renminbi against such foreign currency denominated assets or depreciation of Renminbi against foreign currency denominated liabilities could result in a charge to our statement of operations. For more information on foreign currency translations for our financial reporting purposes, see note (2)(c) to our audited consolidated financial statements beginning on page F-1 in this annual report.

Generally, appreciation of Renminbi against U.S. dollars and euros will result in foreign exchange losses for monetary assets denominated in U.S. dollars and euros and result in foreign exchange gains for monetary liabilities denominated in U.S. dollars and euros. Conversely, depreciation of Renminbi against U.S. dollars and euros will generally result in foreign exchange gains for monetary assets denominated in U.S. dollars and euros and result in foreign exchange losses for monetary liabilities denominated in U.S. dollars and euros. Fluctuations in currency exchange rates could have a significant effect on our financial stability due to a mismatch among various foreign currency denominated assets and liabilities. Fluctuations in exchange rates, particularly among the U.S. dollar, euro and Renminbi, affect our operating and net profit margins and would result in foreign currency exchange gains and losses on our foreign currency denominated assets and liabilities. As of December 31, 2008, 2009 and 2010, our monetary assets denominated in U.S. dollars and euros were primarily related to cash and cash equivalents, pledged bank deposits, trade accounts receivable and prepayments to suppliers, and our monetary liabilities denominated in U.S. dollars and euros were primarily related to short-term bank borrowings, long-term bank borrowings, advance payments from customers, trade accounts payable and other payables. Our exposure to foreign exchange risk primarily relates to foreign currency exchange gains or losses resulting from timing differences between the signing of the contracts and the settlement of the contracts. As of December 31, 2008, 2009 and 2010, our principal operating subsidiaries held the following amounts of monetary assets and liabilities denominated in U.S. dollars and euros:

	As of December 31, 2008			As of December 31, 2009			As of December 31, 2010
	(€)	($)	(CHF)	(€)	($)	(HK$)	(€)	($)	HK$

Assets	14,902,945	118,538,468	—	57,523,262	256,816,436	828,140	14,685,946	371,571,276	—
Liabilities	(8,876,233)	(453,074,644)	(880,017)	(43,319,943)	(482,621,936)	—	(34,359,994)	(599,553,338)	—

Net exposure	6,026,712	(334,536,176)	(880,017)	14,203,319	(225,805,500)	828,140	(19,674,049)	(227,982,062)	—

We recorded a net foreign currency exchange gain of approximately $14.5 million and a loss of $0.6 million for the years ended December 31, 2008 and 2009, respectively. We incurred a net foreign currency exchange gain of approximately $8.3 million for the year ended December 31, 2010. Since 2007, we have entered into certain foreign exchange forward contracts to reduce the effect of our foreign exchange risk exposure. However, we cannot assure you that we would be able to effectively manage our foreign exchange risk exposure.

Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% appreciation of Renminbi against U.S. dollars based on the foreign exchange rate on December 31, 2010 would result in net gain of $22.8 million (2009: net gain of $22.6 million) for our assets and liabilities denominated in U.S. dollars as of December 31, 2010. Conversely, we estimate that a 10% depreciation of Renminbi against U.S. dollars would result in net loss of $22.8 million (2009: net loss of $22.6 million) for our assets and liabilities denominated in U.S. dollars as of December 31, 2010.

Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% appreciation of Renminbi against euro based on the foreign exchange rate on December 31, 2010 would result in net gain of $2.6 million (2009: net loss of $2.0 million) for our assets and liabilities denominated in euro as of December 31, 2010. Conversely, we estimate that a 10% depreciation of Renminbi against euro would result in net loss of $2.6 million (2009: net gain of $2.0 million) for our assets and liabilities denominated in euro as of December 31, 2010.

We cannot predict the effect of future exchange rate fluctuations on our results of operations and may incur net foreign currency exchange losses in the future.

Interest Rate Risk

Our exposure to the risk of changes in market interest rates primarily relates to our interest-bearing borrowings. Our future interest expenses on our borrowings may increase due to changes in market interest rates. With an aim to reduce our interest rate exposure, we, from time to time, enter into interest rate swap contracts with financial institutions in China. Since the beginning of 2009, we have not entered into any interest rate swap contract. We may, however, engage in interest rate hedging activities in the future. As of December 31, 2010, our total outstanding bank borrowings amounted to $2,106 million and our short-term borrowings amounted to $1,501.6 million with a weighted average interest rate of 4.270% per annum and maturity terms ranging from half a month to 12 months. Majority of our indebtedness accrues interest at fixed rates, including our convertible senior notes issued in April 2008 and December 2010, and our 2014 senior notes issued in February and April 2011.

Credit Risk

Substantially all of our cash and cash equivalents are held in major financial institutions located in China, which our management believes are of high credit quality. We have policies that limit the amount of credit exposure to any financial institution. Because we are often required to prepay substantial amounts to our raw material and equipment suppliers to ensure availability and timely delivery, we are subject to the credit quality of such suppliers. Although we make every effort to screen our suppliers and ensure that we enter into transactions with creditworthy suppliers only, there can be no assurance that we will not suffer from default by any of these suppliers. As of December 31, 2008, 2009 and 2010, we made aggregate prepayments of approximately $338.1 million, $99.8 million and $271.1 million to our suppliers, respectively. As of December 31, 2010, we recognized a provision for doubtful recoveries of $40.8 million relating to our prepayments to suppliers.

Liquidity Risk

Our liquidity is primarily dependent on our ability to maintain adequate cash inflows from our operations to meet our debt obligations as they become due, and our ability to obtain external financing to meet our committed future capital expenditures and to refinance our short-term debts as they mature. Our cash outflow from investing activities was $929.1 million for the year ended December 31, 2010. With regard to our future capital commitments and other financing requirements, we have obtained approximately $2.9 billion in aggregate principal amount of banking facilities mainly from various reputable commercial banks in China, as of December 31, 2010, of which $1.2 billion was unutilized. You should also refer to our additional disclosure under “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Working Capital Deficit” in this annual report.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.  Debt Securities

Not applicable.

B.  Warrants and Rights

Not applicable.

C.  Other Securities

Not applicable.

D.  American Depositary Shares

JPMorgan Chase Bank, N.A., as depositary, has issued the ADSs representing our ordinary shares. Each ADS represents the ownership interest in one ordinary share which we deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and each ADR holder. Each ADS will also represent any securities, cash or other property deposited with the depositary that have not been distributed directly to the ADR holders. Unless specifically requested by you as an ADS owner, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you that reflect your ownership interest in such ADSs.

The depositary’s office is located at 4 New York Plaza, New York, New York 10004.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

Because the depositary’s nominee will actually be the registered owner of the ordinary shares underlying your ADSs, you must rely on it to exercise the rights of a shareholder on your behalf. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of the material terms of the deposit agreement, as supplemented. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement, including the form of ADR, which contains the terms of the ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement on Form F-6 (File No. 333-142899) we filed with the SEC in May 2007.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, to the extent the depositary is legally permitted it will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•	Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•	Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•	Rights to Receive Additional Shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide satisfactory evidence that the depositary may lawfully distribute such rights, the depositary will distribute warrants or other instruments representing such rights. However, if we do not furnish such evidence, the depositary may (i) sell such rights if practicable and distribute the net proceeds as cash; or (ii) if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing. We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•	Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines that any distribution described above is not practicable with respect to any specific ADR holder, the depositary may choose any practicable method of distribution for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability for interest thereon and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Shares deposited with the custodian must be accompanied by certain delivery documentation, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities” in this prospectus.

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADSs at the depositary’s office, or when you provide proper instructions and documentation in the case of ADSs within the depositary’s direct registration system, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares at the custodian’s office or effect delivery by such other means as the depositary deems practicable, including transfer to an account of an accredited financial institution on your behalf. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by the closing of our transfer books or those of the depositary, the deposit of shares in connection with voting at our shareholders’ meeting or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may fix record dates for the determination of the ADR holders who will be:

•	entitled to receive dividends, distributions or rights,

•	entitled to give instructions for the exercise of voting rights at a meeting of holders of ordinary shares or other deposited securities,

•	obligated to pay fees assessed by the depositary for administration of the ADR program and for any expenses as provided for in the deposit agreement, or

•	entitled to receive any notice or to act in respect of other matters,

all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares that underlie your ADSs. After receiving voting materials from us, the depositary will notify the ADR holders of any shareholders meeting or solicitation of consents or proxies. This notice will provide such information as is contained in the voting materials and describe how you may instruct the depositary to exercise the voting rights for the shares that underlie your ADSs. It will also include instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as practical, subject to the provisions of or governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, whether you hold your ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will I be able to view our reports?

The depositary will make available for inspection by ADR holders any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities. We will furnish these communications in English when so required by any rules or regulations of the SEC.

Additionally, if we make any written communications generally available to holders of our shares, including the depositary or the custodian, and we request the depositary to provide them to ADR holders, the depositary will mail copies of them or, at its option, English translations or summaries of them to ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

ADR holders will be charged a fee for each issuance of ADSs, including issuances resulting from distributions of shares, rights and other property, and for each surrender of ADSs in exchange for deposited securities. The fee in each case is $5.00 for each 100 ADSs (or any portion thereof) issued or surrendered.

The following additional charges will be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADRs or to whom ADRs are issued (including issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADRs), whichever is applicable:

•	to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, a fee of $1.50 per ADR or ADRs for transfers of certificated ADRs or ADRs in the depositary’s direct registration system;

•	a fee of $0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•	a fee of $0.02 per ADS (or portion thereof) per calendar year for services performed by the depositary in administering our ADR program (which fee will be assessed against holders of ADRs as of the record date set by the depositary not more than once each calendar year and will be payable in the manner described in the next succeeding provision);

•	any other charge payable by the depositary, any of the depositary’s agents, including the custodian, or the agents of the depositary’s agents in connection with the servicing of our shares or other deposited securities (which charge will be assessed against registered holders of our ADRs as of the record date or dates set by the depositary and will be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

•	such fees and expenses as incurred by the depositary (including, without limitation, expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The fees described above may be amended from time to time.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions or (ii) sell deposited securities and deduct the amount owing from the net proceeds of such sale. In either case, the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities (except under limited circumstances mandated by securities regulations). If any tax or governmental charge is required to be withheld on any non-cash distribution, the depositary may sell the distributed property or securities to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you are agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained in respect of, or arising out of, your ADSs.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

•	amend the form of ADR;

•	distribute additional or amended ADRs;

•	distribute cash, securities or other property it has received in connection with such actions;

•	sell any securities or property received and distribute the proceeds as cash; or

•	none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or prejudices any substantial existing right of ADR holders. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment to or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or you otherwise receive notice. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities.

How may the deposit agreement be terminated?

The depositary may terminate the deposit agreement by giving the ADR holders at least 30 days prior notice, and it must do so at our request. The deposit agreement will be terminated on the removal of the depositary for any reason. After termination, the depositary’s only responsibility will be:

•	to deliver deposited securities to ADR holders who surrender their ADRs, and

•	to hold or sell distributions received on deposited securities.

As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities that remain and hold the net proceeds of such sales, without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary will have no obligations except to account for such proceeds and other cash. The depositary will not be required to invest such proceeds or pay interest on them.

Limitations on Obligations and Liability to ADR Holders

Prior to the issuance, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, the depositary and its custodian may require you to pay, provide or deliver:

•	payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

•	the production of proof satisfactory to the depositary and its custodian of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, payment of applicable taxes or governmental charges, or legal or beneficial ownership and the nature of such interest, information relating to the registration of the shares on the books maintained by or on our behalf for the transfer and registration of shares, compliance with applicable laws, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•	present or future law, rule or regulation of the United States, China, the Cayman Islands or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agent’s control will prevent, delay or subject to any civil or criminal penalty any act that the deposit agreement or the ADRs provide should be done or performed by us, the depositary or our respective agents (including voting);

•	the depositary or its agents exercise or fail to exercise discretion under the deposit agreement or the ADRs;

•	the depositary or its agents perform their obligations without gross negligence or bad faith;

•	the depositary or its agents take any action or refrain from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	the depositary or its agents rely upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents will only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs that, in our opinion, may involve us in expense or liability if indemnity to our satisfaction against all expenses (including fees and disbursements of counsel) and liabilities is furnished to us as often as we may require. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on their behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADSs or otherwise to the extent such information is requested or required by or pursuant to any lawful authority, including laws, rules, regulations, administrative or judicial process, banking, securities or other regulators.

As disclosed previously, the depositary will not be responsible for failing to carry out instructions to vote the deposited securities or for the manner in which the deposited securities are voted or the effect of the vote. In no event shall we, the depositary or any of our respective agents be liable to holders of ADSs or interests therein for any indirect, special, punitive or consequential damages.

The depositary may own and deal in deposited securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to request you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of deposited securities and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Requirements for Depositary Actions

We, the depositary or the custodian may refuse to:

•	issue, register or transfer an ADR or ADRs;

•	effect a split-up or combination of ADRs;

•	deliver distributions on any ADRs; or

•	permit the withdrawal of deposited securities (unless the deposit agreement provides otherwise); until the following conditions have been met:

•	the holder has paid all taxes, governmental charges, and fees and expenses as required in the deposit agreement;

•	the holder has provided the depositary with any information it may deem necessary or proper, including, without limitation, proof of identity and the genuineness of any signature; and

•	the holder has complied with such regulations as the depositary may establish under the deposit agreement.

The depositary may also suspend the issuance of ADSs, the deposit of shares, the registration, transfer, split-up or combination of ADRs, or the withdrawal of deposited securities (unless the deposit agreement provides otherwise), if the register for ADRs or any deposited securities is closed or the depositary decides it is advisable to do so.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register will include the depositary’s direct registration system. You may inspect such records at such office during regular business hours, but solely for the purpose of communicating with other holders in the interest of business matters relating to the deposit agreement. Such register may be closed from time to time when deemed expedient by the depositary.

The depositary will maintain facilities to record and process the issuance, cancellation, combination, split-up and transfer of ADRs. These facilities may be closed from time to time to the extent not prohibited by law.

Pre-release of ADSs

The depositary may issue ADSs prior to the deposit with the custodian of shares (or rights to receive shares) in compliance with the deposit agreement. This is called a pre-release of ADSs. A pre-release is closed out as soon as the underlying shares (or rights to receive shares from us or from any registrar, transfer agent or other entity recording share ownership or transactions) are delivered to the depositary. The depositary may pre-release ADSs only if:

•	the depositary has received collateral for the full market value of the pre-released ADSs (marked to market daily); and

•	each recipient of pre-released ADSs agrees in writing that he or she:

•	owns the underlying shares,

•	assigns all rights in such shares to the depositary,

•	holds such shares for the account of the depositary, and

•	will deliver such shares to the custodian as soon as practicable, and promptly if the depositary so demands.

In general, the number of pre-released ADSs will not evidence more than 30% of all ADSs outstanding at any given time (excluding those evidenced by pre-released ADSs). However, the depositary may change or disregard such limit from time to time as it deems appropriate. The depositary may retain for its own account any earnings on collateral for pre-released ADSs and its charges for issuance thereof.

Appointment

In the deposit agreement, each holder and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

•	appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Restricted ADSs

In order to enable the deposit of restricted ordinary shares, or restricted shares, in the event of a conversion of notes by holders that are not, and have not been during the three months immediately preceding such conversion, our affiliate within the meaning of Rule 144 under the Securities Act, or non-affiliated holders, prior to the earlier of (i) the effective date of the shelf registration statement or (ii) the date when such non-affiliated holders are able to sell their notes immediately without any volume limitation under Rule 144, we and the depositary have agreed to create and to provide for the issuance of restricted ADSs representing the restricted shares, or restricted ADSs, in accordance with the terms of a supplemental agreement to the deposit agreement. The restricted ADSs, if issued, will be issued in book-entry form on the books of the depositary, which means that they will not be eligible for DTC or any other form of book-entry settlement, holding or transfer. At such time as the restricted shares cease to be so restricted, and the depositary has received an opinion of counsel in form and substance acceptable to it and the applicable provisions of the deposit agreement and supplement thereto have been complied with and the depositary has received unrestricted shares at its custodian, such restricted ADSs may be cancelled and our shares represented thereby may be deposited under the deposit agreement.

The books of the depositary that reflect the restricted ADSs will reflect that such restricted ADSs are endorsed with the following legend:

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”) AND ARE “RESTRICTED SECURITIES” AS DEFINED IN RULE 144 PROMULGATED UNDER THE ACT. THE SECURITIES MAY NOT BE SOLD OR OFFERED FOR SALE OR OTHERWISE DISTRIBUTED OR TRANSFERRED EXCEPT (i) IN CONJUNCTION WITH AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE ACT OR (ii) IN COMPLIANCE WITH RULE 144, OR (iii) PURSUANT TO AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY AND DEPOSITARY, THAT SUCH REGISTRATION OR COMPLIANCE IS NOT REQUIRED AS TO SAID SALE, OFFER, DISTRIBUTION OR TRANSFER.

Segregation of ADSs:  So long as such restricted ADSs represent “restricted securities” as defined in Rule 144 promulgated under the Securities Act, the depositary shall request the custodian to hold the underlying restricted shares to be evidenced by the restricted ADSs in an account or accounts that are segregated and separate from any other account or accounts in which other shares of our company may be held. At such time as the restricted ADSs shall no longer be so restricted and our shares represented thereby may be deposited under the deposit agreement, we will be required to ensure that the custodian receives a new share certificate or certificates representing the number of our shares previously represented by restricted ADSs and a certified share extract with respect thereto. The depositary is not responsible if and to the extent the custodian refuses such request and no such request need be made if it will involve additional cost or expense to the depositary. To the extent the fees charged by the custodian increase in any way as a result of the issuance of the restricted ADSs, the depositary may pass along the increased amount to the holders of restricted ADSs in any manner in which the depositary is permitted to charge fees or seek reimbursement of expenses under the deposit agreement.

Lack of Fungibility:  The restricted ADSs are not fungible with the fully transferable ADSs issued and outstanding under the deposit agreement. The restricted ADSs will not be fungible with the fully transferable ADSs outstanding under the deposit agreement as long as the restricted ADSs and the restricted shares represented thereby are “restricted securities” within the meaning of Rule 144(a)(3) under the Securities Act or are otherwise subject to restrictions on transfer.

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

Fees and Charges Payable by Depositary

JPMorgan Chase Bank, N.A., the depositary, has agreed to reimburse us for expenses we incur in connection with the establishment and maintenance of our ADS program. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse us annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to us based on applicable performance indicators relating to the ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In the year ended December 31, 2010, we received from the depositary an aggregate of $334,958.81 for the reimbursement of the above-mentioned fees, costs and expenses.

In addition, as part of its services to us, the depositary has agreed to waive fees for the standard costs associated with the administration of our ADR program. The depositary waived such costs in an aggregate amount of $290,000 in the year ended December 31, 2010.

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

On September 24, 2008, we completed a follow-on public offering of 4,800,000 ADSs, each representing one share, at $41.75 per ADS, pursuant to a shelf registration statement on Form F-3 (File Number: 333-153585), as supplemented, that we initially filed with the SEC on September 19, 2008.

On December 23, 2009, we completed a follow-on public offering of 16,520,000 ADSs, each representing one share, at $7.00 per ADS, pursuant to a shelf registration statement on Form F-3 (File Number: 333-160110), as supplemented, that we initially filed with the SEC on June 19, 2009. On January 12, 2010, we completed the sale of an additional 1,645,900 ADSs, each representing one share, at $7.00 per ADS, pursuant to the over-allotment option exercised by the underwriters in connection with the December 2009 follow-on offering.

On December 29, 2010, we completed our offer to exchange up to $300 million in aggregate principal amount of our then existing 4.75% convertible senior notes due 2013 that we issued on April 15, 2008 for an equal aggregate principal amount of a newly issued class of 4.75% convertible senior notes due 2013 that did not contain an option for the holders to require us to repurchase such notes on April 15, 2011 prior to maturity. The exchange offer was subject to the terms and conditions set forth in a Schedule TO (File Number: 005-83756) filed by us with the SEC on November 24, 2010, as amended and supplemented. The total principal amount of such existing notes accepted for the exchange was approximately $31,918,000.

On February 1, 2011, we completed a follow-on public offering of 13,800,000 ADSs, each representing one share, at $12.40 per ADS, including the exercise of the over-allotment option, pursuant to a shelf registration statement on Form F-3 (File Number: 333-171877), as supplemented, that we initially filed with the SEC on January 26, 2011.

On February 28, 2011, we completed an offering of Rmb 1.2 billion in aggregate principal amount of US$-settled 10% senior notes due 2014 pursuant to Regulation S under the Securities Act. On April 11, 2011, we further completed a private placement of an additional Rmb 500 million in aggregate principal amount of such senior notes of the same series pursuant to Regulation S under the Securities Act.

On April 15, 2011, pursuant to the indenture governing our 4.75% convertible senior notes due 2013 that we issued on April 15, 2008, we repurchased an aggregate principal amount of $351,775,000 of such convertible notes at the request of the holders.

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

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act.

Based upon that evaluation, our management has concluded that, as of December 31, 2010, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Securities Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

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

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2010. In making this assessment, we used the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment using those criteria, our management (including our chief executive officer and chief financial officer) concluded that our internal control over financial reporting was effective as of December 31, 2010.

KPMG, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2010, as stated in their report below.

Attestation Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
LDK Solar Co., Ltd.:

We have audited LDK Solar Co., Ltd.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). LDK Solar Co., Ltd.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on LDK Solar Co., Ltd.’s internal control over financial reporting based on our audit.

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

In our opinion, LDK Solar Co., Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of LDK Solar Co., Ltd. and subsidiaries as of December 31, 2009 and 2010, and the related consolidated statements of operations, equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated May 2, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/  KPMG
Hong Kong, China

May 2, 2011

Changes in Internal Control over Financial Reporting

There were no material changes in our internal control over financial reporting that occurred during the year ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2009	2010

Audit fees(1)	$2,257,383	$2,092,038
Audit-related fees(2)	2,209,539	1,100,290
Tax fees(3)	$234,843	$334,548

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent auditor for the annual audit of our consolidated financial statements.

(2)	“Audit-related fees” means the aggregate fees billed for assurance and related services by our independent auditor that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the issue of comfort letter and reading of offering documents in connection with our follow-on equity offering and issuance of convertible senior notes.

(3)	“Tax fees” include fees billed for tax compliance services.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See pages beginning on page F-1 in this annual report.

ITEM 19.	EXHIBITS

The following documents are filed as part of this annual report:

Exhibit
Number	Document

1.1	Fourth Amended and Restated Memorandum and Articles of Association of the registrant, dated as of June 17, 2008, incorporated by reference to Exhibit 1.1 to our annual report for the year 2008 on Form 20-F filed with the SEC on May 22, 2009.
2.1	Form of Deposit Agreement, incorporated by reference to Registration Statement on Form F-6 filed with the SEC (Registration No. 333-142899).
2.2	Restricted Issuance Agreement, dated as of April 15, 2008, as supplement to the Deposit Agreement under Exhibit 2.1, incorporated by reference to Exhibit 4.4 to our Registration Statement on Form F-3 filed with the SEC (File Number: 333-152009).
2.3	Indenture, dated April 15, 2008, between the registrant and The Bank of New York Mellon, as trustee and security agent, relating to 4.75% Convertible Senior Notes due 2013, incorporated by reference to Exhibit 4.5 to our Registration Statement on Form F-3 filed with the SEC (File Number: 333-152009).
2.4	Indenture, dated December 29, 2010, between the registrant and The Bank of New York Mellon, as trustee and security agent, relating to 4.75% Convertible Senior Notes due 2013, incorporated by reference to Exhibit (d)(3) to our Schedule TO filed by us with the SEC (File Number: 005-83756) on November 24, 2010.
2.5	Indenture, dated February 28, 2011, between the registrant and The Bank of New York Mellon, London Branch, as trustee and paying and transfer agent, among others, relating to US$-Settled 10% Senior Notes due 2014.
4.1	Form Employment Agreement between the registrant and each senior officer, incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).
4.2	Form Service Agreement between the registrant and each executive director, incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).
4.3	Form Service Agreement between the registrant and each independent director, incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).
4.4	Form Confidentiality and Non-compete Agreement between the registrant and each senior officer, engineer and technician, incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).
4.5	Supply Agreement, dated July 18, 2007, between GT Solar, as seller, and the registrant and Jiangxi LDK Solar, as buyers (certain information in the agreement has been omitted pursuant to a request for confidential treatment), incorporated by reference to Exhibit 4.36 to our annual report for the year 2007 on Form 20-F filed with the SEC on April 7, 2008.

Exhibit
Number	Document

4.6	Summary translation of Loan Guarantee Agreement, dated February 5, 2007, between Mr. Xiaofeng Peng and Bank of China Xinyu Branch, incorporated by reference to Exhibit 4.37 to our annual report for the year 2007 on Form 20-F filed with the SEC on April 7, 2008.
4.7	Summary translation of Cooperation Agreement, dated January 23, 2007, between Jiangxi LDK Solar and Nanchang University, incorporated by reference to Exhibit 4.40 to our annual report for the year 2007 on Form 20-F filed with the SEC on April 7, 2008.
4.8	Summary translation of Loan Guarantee Agreement, dated April 23, 2008, among Mr. Xiaofeng Peng, Ms. Shan Zhou and China Development Bank, incorporated by reference to Exhibit 4.8 to our annual report for the year 2008 on Form 20-F filed with the SEC on May 22, 2009.
4.9	Summary translation of Loan Guarantee Agreement, dated February 23, 2009, between Mr. Xiaofeng Peng and Agricultural Bank of China Xinyu Branch, incorporated by reference to Exhibit 4.9 to our annual report for the year 2008 on Form 20-F filed with the SEC on May 22, 2009.
4.10	Summary translation of Supply Agreement, dated July 22, 2008, between JYT Corporation, as seller, and Jiangxi LDK Solar, as buyer, incorporated by reference to Exhibit 4.10 to our annual report for the year 2008 on Form 20-F filed with the SEC on May 22, 2009.
4.11	Registration Rights Agreement, dated as of April 15, 2008, incorporated by reference to Exhibit 4.7 to our Registration Statement on Form F-3 filed with the SEC (File Number: 333-152009).
4.12	Amended and Restated Framework Agreement, dated as of December 1, 2009, by and between the registrant and Best Solar Co., Ltd., incorporated by reference to Exhibit 4.12 to our annual report for the year 2009 on Form 20-F filed with the SEC on June 30, 2010.
4.13	Asset Purchase Agreement, dated as of January 29, 2010, between the registrant and Best Solar Co., Ltd., incorporated by reference to Exhibit 4.13 to our annual report for the year 2009 on Form 20-F filed with the SEC on June 30, 2010.
4.14	Series A Preferred Shares Subscription Agreement, dated as of December 30, 2010, by and among the registrant, LDK Silicon & Chemical Technology Co., Ltd. and China Development Bank Capital Corporation Ltd., among others, relating to the sale and purchase of series A redeemable convertible preference shares of LDK Silicon & Chemical Technology Co., Ltd.
4.15	Shareholders Agreement, dated as of March 9, 2011, by and among the registrant, LDK Silicon & Chemical Technology Co., Ltd., China Development Bank Capital Corporation Ltd. and other holders of series A redeemable convertible preference shares of LDK Silicon & Chemical Technology Co., Ltd., among others.
8	List of subsidiaries.
11	Code of Ethics of the registrant, incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 filed with the filed with the SEC (File Number: 333-142881).
12.1	Certification of the principal executive officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002.
12.2	Certification of the principal financial officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002.
13.1	Certification of the principal executive officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.
13.2	Certification of the principal financial officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.
15.1	Consent of Independent Registered Public Accounting Firm.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report of its behalf.

LDK Solar Co., Ltd.

By:	/s/ Xiaofeng Peng
Name:     Xiaofeng Peng

Title:	Chairman & Chief Executive Officer

By:	/s/ Jack Lai
Name:     Jack Lai

Title:	Chief Financial Officer

Date: May 2, 2011

LDK SOLAR CO., LTD.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
LDK Solar Co., Ltd.:

We have audited the accompanying consolidated balance sheets of LDK Solar Co., Ltd. and subsidiaries (the “Group”) as of December 31, 2009 and 2010, and the related consolidated statements of operations, equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LDK Solar Co., Ltd. and subsidiaries as of December 31, 2009 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), LDK Solar Co., Ltd.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 2, 2011 expressed an unqualified opinion on the effectiveness of the LDK Solar Co., Ltd.’s internal control over financial reporting.

/s/ KPMG
Hong Kong, China

May 2, 2011

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Amounts in US$ thousands, except share data)

		December 31,	December 31,
	Note	2009	2010

ASSETS
Current assets
Cash and cash equivalents		384,761	202,127
Pledged bank deposits	(10)	68,913	503,721
Trade accounts and bills receivable, net	(2g)	217,892	384,265
Insurance recoveries receivable	(18c)	6,000	—
Inventories	(3)	432,193	474,612
Prepayments to suppliers, net	(4)	40,784	112,448
Other current assets, including amounts due from the Group’s executives and employees of $41,820 and $46,262 as of December 31, 2009 and 2010, respectively	(5)	150,697	237,173
Due from related parties	(24)	37,615	45,161
Deferred income tax assets	(17)	47,590	15,914

Total current assets		1,386,445	1,975,421
Property, plant and equipment, net	(6)(10)(13)	2,608,725	2,993,213
Deposits for purchases of property, plant and equipment and land use right		32,529	144,298
Land use rights	(7)(10)	175,533	220,405
Inventories to be processed beyond one year	(3)	10,947	13,024
Prepayments to suppliers expected to be utilized beyond one year	(4)	26,482	14,318
Pledged bank deposits — non-current	(10)	50,797	43,965
Investments in an associate and a jointly-controlled entity	(9)	51,884	52,275
Other non-current assets		23,954	13,935
Deferred income tax assets, net	(17)	16,913	21,303

Total assets		4,384,209	5,492,157

LIABILITIES
Current liabilities
Short-term borrowings and current installments of long-term borrowings	(10)(24)	980,359	1,501,588
Bills payable		97,872	271,772
Trade accounts payable		191,240	447,595
Advance payments from customers, current installments	(11)	199,075	196,812
Accrued expenses and other payables	(12)	655,438	751,272
Accrued legal settlement	(18c)	16,000	—
Due to related parties	(24)	38,782	15,034
Convertible senior notes, less debt discount	(14)	—	355,445
Other financial liabilities		41,260	38,304

Total current liabilities		2,220,026	3,577,822

Long-term borrowings, excluding current installments	(10)	408,062	604,495
Obligations under capital leases, excluding current installments	(13)	50,664	15,938
Advance payments from customers — non-current	(11)	177,773	148,022
Other payable due to customers	(11)	172,848	752
Other liabilities		77,713	76,395
Deferred income tax liabilities	(17)	8,545	14,337
Convertible senior notes, less debt discount	(14)	391,642	34,658

Total liabilities		3,507,273	4,472,419

EQUITY
LDK Solar Co., Ltd. shareholders’ equity
Ordinary shares (US$0.10 par value; 499,580,000 shares authorized; 130,021,049 and 134,343,617 shares issued ; 129,771,643 and 132,950,255 shares outstanding as of December 31, 2009 and 2010, respectively)	(19)	12,977	13,295
Additional paid-in capital		744,988	589,839
Statutory reserve	(20)	29,676	58,275
Accumulated other comprehensive income		84,544	128,393
(Accumulated deficit) retained earnings		(32,760)	229,438

Total LDK Solar Co., Ltd. shareholders’ equity		839,425	1,019,240
Non-controlling interests		37,511	498

Total equity		876,936	1,019,738

Commitments and contingencies	(18)
Total liabilities and equity		4,384,209	5,492,157

See accompanying notes to consolidated financial statements.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in US$ thousands, except per share data)

		Year	Year	Year
		Ended	Ended	Ended
		December 31,	December 31,	December 31,
	Note	2008	2009	2010

Net sales
Wafers		1,495,034	945,009	1,522,925
Processing of PV products on behalf of others		116,859	80,557	204,915
Modules		—	58,957	634,387
Silicon and other materials		31,602	8,007	79,089
Others		—	5,508	68,031

Total net sales		1,643,495	1,098,038	2,509,347

Cost of goods sold
Wafers		(1,446,587)	(1,089,660)	(1,118,605)
Processing of PV products on behalf of others		(83,383)	(62,244)	(133,513)
Modules		—	(52,154)	(586,755)
Silicon and other materials		(25,169)	(3,459)	(59,028)
Others		—	(4,104)	(53,611)

Total cost of goods sold, including provisions for inventory write-downs of US$ 311,999, US $180,213 and US $6,113 and provisions for loss on firm purchase commitment of US$ nil, US $1,120 and US$ nil during the years ended December 31, 2008, 2009 and 2010 respectively		(1,555,139)	(1,211,621)	(1,951,512)

Gross profit (loss)		88,356	(113,583)	557,835

Selling expenses		(3,786)	(4,738)	(21,734)
General and administrative expenses, including provisions for doubtful recoveries of prepayments to suppliers and trade accounts receivable of US $20,582 , US$22,425 and US $3,872 during the years ended 2008, 2009 and 2010 respectively		(68,010)	(91,513)	(90,380)
Research and development expenses		(7,570)	(8,299)	(10,804)
Impairment loss for property, plant and equipment		—	(1,999)	—
Legal settlements, net of insurance recoveries		—	(10,000)	—

Income (loss) from operations		8,990	(230,132)	434,917
Other income (expenses):
Interest income		5,875	2,408	4,632
Interest expense and amortization of convertible senior notes issuance costs and debt discount	(15)	(38,162)	(50,068)	(95,012)
Foreign currency exchange gain (loss), net		14,495	(613)	8,327
Government subsidy	(2u)	19,665	26,927	5,625
Change in fair value of prepaid forward contracts	(16)	60,028	—	—
Equity in income (loss) for an associate and a jointly-controlled entity	(9)	704	(3,343)	3,570
Others, net		(48)	(87)	618

Earnings (loss) before income taxes		71,547	(254,908)	362,677
Income tax (expense) benefit	(17)	(5,139)	20,912	(66,210)

Net income (loss)		66,408	(233,996)	296,467
Earnings attributable to non-controlling interests		—	(229)	(5,670)
Net income (loss) attributable to LDK Solar Co., Ltd. shareholders		66,408	(234,225)	290,797

Basic earnings (loss) per share	(22)	0.63	(2.18)	2.32

Diluted earnings (loss) per share	(22)	0.61	(2.18)	2.27

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in US$ thousands, except share data)

										Comprehensive Income (Loss)
					Accumulated	Retained	Total LDK			Attributable	Attributable
			Additional		Other	Earnings	Solar Co., Ltd.	Non-		to LDK Solar	to Non-
	Ordinary Shares		Paid-in	Statutory	Comprehensive	(Accumulated	Shareholders’	Controlling	Total	Co., Ltd.	Controlling
	Number	Amount	Capital	Reserve	Income	Deficit)	Equity	Interests	Equity	Shareholders	Interests	Total

January 1, 2008	106,044,700	10,604	486,253	18,697	31,481	146,036	693,071	—	693,071

Net income	—	—	—	—	—	66,408	66,408	—	66,408	66,408	—	66,408

Foreign currency translation adjustment, net of nil tax	—	—	—	—	51,833	—	51,833	—	51,833	51,833	—	51,833

Total comprehensive income	—	—	—	—	—	—	—	—	—	118,241	—	118,241

Appropriation to statutory reserve (Note 20)	—	—	—	10,979	—	(10,979)	—	—	—

Issuance of new shares, net of related expenses $9,508	4,800,000	480	190,412	—	—	—	190,892	—	190,892

Issuance of ordinary shares upon exercise of share options	2,265,696	227	12,513	—	—	—	12,740	—	12,740

Issuance of convertible senior notes	—	—	17,774	—	—	—	17,774	—	17,774

Share-based compensation (Note 21)	—	—	16,614	—	—	—	16,614	—	16,614

Prepaid forward repurchase of ordinary shares (Note 16)	—	—	(259,465)	—	—	—	(259,465)	—	(259,465)

December 31, 2008	113,110,396	11,311	464,101	29,676	83,314	201,465	789,867	—	789,867

See accompanying notes to consolidated financial statements

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in US$ thousands, except share data)

										Comprehensive Income (Loss)
					Accumulated	Retained	Total LDK			Attributable	Attributable
			Additional		Other	Earnings	Solar Co., Ltd.	Non-		to LDK Solar	to Non-
	Ordinary Shares		Paid-in	Statutory	Comprehensive	(Accumulated	Shareholders’	Controlling	Total	Co., Ltd.	Controlling
	Number	Amount	Capital	Reserve	Income	Deficit)	Equity	Interests	Equity	Shareholders	Interests	Total

Net loss	—	—	—	—	—	(234,225)	(234,225)	229	(233,996)	(234,225)	229	(233,996)

Foreign currency translation adjustment, net of nil tax	—	—	—	—	2,543	—	2,543	(2)	2,541	2,543	(2)	2,541

Total comprehensive loss										(231,682)	227	(231,455)

Acquisition of equity interest in Solar Green Technology Spa	—	—	—	—	—	—	—	254	254

Capital contribution from non-controlling interests	—	—	—	—	—	—	—	58	58

Issuance of ordinary shares upon exercise of share options	141,247	14	772	—	—	—	786	—	786

Issuance of new shares, net of related expenses $6,415	16,520,000	1,652	107,573	—	—	—	109,225	—	109,225

Disposal of 15% shares of LDK PV, net of tax expense of $22,425	—	—	158,330	—	(1,313)	—	157,017	36,972	193,989

Share-based compensation (Note 21)	—	—	14,212	—	—	—	14,212	—	14,212

December 31, 2009	129,771,643	12,977	744,988	29,676	84,544	(32,760)	839,425	37,511	876,936

Net income	—	—	—	—	—	290,797	290,797	5,670	296,467	290,797	5,670	296,467

Foreign currency translation adjustment, net of nil tax	—	—	—	—	41,555	—	41,555	945	42,500	41,555	945	42,500

Total comprehensive income	—	—	—	—	—	—	—	—	—	332,352	6,615	338,967

Appropriate to statutory reserve (Note 20)	—	—	—	28,599	—	(28,599)	—	—	—

Issuance of ordinary shares upon exercise of share options	1,532,712	153	6,815	—	—	—	6,968	—	6,968

Issuance of new shares, net of related expenses of US$ 461	1,645,900	165	10,896	—	—	—	11,061	—	11,061

Purchase of non-controlling interest	—	—	(183,904)	—	2,294	—	(181,610)	(43,622)	(225,232)

Disposal of subsidiaries	—	—	—	—	—	—	—	(6)	(6)

Share-based compensation (Note 21)	—	—	11,044	—	—	—	11,044	—	11,044

December 31, 2010	132,950,255	13,295	589,839	58,275	128,393	229,438	1,019,240	498	1,019,738

See accompanying notes to consolidated financial statements

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in US$ thousands)

	Year	Year	Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2008	2009	2010

Cash flows from operating activities:
Net income (loss)	66,408	(233,996)	296,467
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	36,005	70,565	158,696
Provisions for doubtful recovery of prepayments to suppliers and trade accounts receivable	20,582	22,425	3,872
Provisions for inventory write-downs	311,999	180,213	6,113
Impairment loss on equipment	—	1,999	—
Deferred income tax (benefit) expense	(41,163)	(35,049)	31,908
Equity in (income) loss for an associate and a jointly-controlled entity	(704)	3,343	(3,570)
Share-based compensation	16,614	14,212	11,044
Others	—	—	(364)
Amortization of convertible senior notes issuance costs and debt discounts	6,308	9,456	10,174
Change in fair value of prepaid forward contracts	(60,028)	—	—
Changes in operating assets and liabilities:
Pledged bank deposits related to purchase of inventory and other operating activities	(59,633)	(11,796)	(106,265)
Trade accounts receivable and bills receivable	(93,782)	(124,229)	(166,676)
Inventories	(530,244)	(5,604)	(44,759)
Prepayments to suppliers	29,984	20,037	(59,753)
Other assets	(44,769)	37,297	5,679
Other financial assets	—	(7,273)	6,603
Trade accounts payable and bills payable	117,440	154,154	390,744
Advance payments from customers	532,578	(138,542)	18,966
Income tax payable	4,299	10,438	17,260
Accrued expenses and other payables	22,227	52,002	14,029
Amount due from a related party	—	(37,615)	(6,379)
Amount due to a related party	2,164	36,614	(23,885)
Other financial liabilities	(3,224)	(37)	89

Net cash provided by operating activities	333,061	18,614	559,993

Cash flows from investing activities:
Purchase of land use rights	(69,110)	(24,591)	(89,416)
Purchase of property, plant and equipment, including deposits and cash paid for interest capitalized	(1,125,640)	(749,979)	(577,132)
Pledged bank deposit related to purchase of property, plant and equipment	(103,166)	(65,761)	(293,227)
Release of pledged bank deposit related to purchase of property, plant and equipment	55,644	93,113	98,575
Cash received for disposal of a subsidiary	—	—	559
Cash paid for investment in an associate and a jointly-controlled entity	(4,902)	(74,460)	—
Capital repayment from a jointly-controlled entity	—	24,867	—
Cash paid for short-term investment	—	—	(68,477)
Cash paid for business acquisition, net of cash acquired	—	(504)	—

Net cash used in investing activities	(1,247,174)	(797,315)	(929,118)

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in US$ thousands)

	Year	Year	Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2008	2009	2010

Cash flows from financing activities:
Pledged bank deposits used for bank borrowings	—	(2,197)	(136,798)
Pledged bank deposits released upon repayment of borrowings and payable due to a customer	119,386	—	13,454
Proceeds from new loans and borrowings	1,035,803	2,251,631	2,733,126
Repayment of loans and borrowings	(513,834)	(1,684,219)	(2,049,569)
Repayment of payable due to a customer	—	—	(131,616)
Loans and advances from related parties	2,195	—	—
Repayment of loans and advances from related parties	—	(2,195)	—
Proceeds from issuance of ordinary shares	205,104	111,800	18,029
Payment of expenses relating to issuance of ordinary shares and convertible senior notes	(1,472)	—	(4,894)
Payment of Convertible Senior Notes repurchase	—	—	(7,719)
Proceeds from issuance of convertible senior notes, net of issuance costs	388,743	—	—
Payment for Company’s ordinary shares under prepaid forward contracts	(199,437)	—	—
Proceeds from sale-leaseback transaction	63,155	43,935	—
Deposit paid for capital leases	(7,316)	(6,598)	—
Repayment of capital lease obligations	(4,629)	(21,314)	(38,299)
Proceeds for sale of non-controlling interest in a subsidiary, net of direct incremental costs	—	216,414
Purchase of non-controlling interest	—	—	(215,326)
Capital contribution from non-controlling interests	—	58	—

Net cash provided by financing activities	1,087,698	907,315	180,388

Effect of foreign currency exchange rate changes on cash and cash equivalents	(1,532)	624	6,103

Net increase (decrease) in cash and cash equivalents	172,053	129,238	(182,634)
Cash and cash equivalents at beginning of year	83,470	255,523	384,761

Cash and cash equivalents at end of year	255,523	384,761	202,127

Supplemental disclosures of cash flow information:
Interest payments, net of amount capitalized	27,680	37,422	85,328

Income tax paid	42,169	4,238	16,478

Supplemental disclosures of non-cash investing and financing transaction:
Payable for purchase of property, plant and equipment	354,247	469,321	404,557

Payable for purchase of land use rights	11,865	—	—

Payable due to a customer	—	244,085	—

Payable for purchase of non-controlling interests	—	—	9,906

See accompanying notes to consolidated financial statements.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010
(Amounts in US$ thousands, except share and per share data)

(1)	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION

Principal activities and organization

LDK Solar Co., Ltd. (the “Company” or “LDK”) is incorporated in the Cayman Islands and was established on May 1, 2006. LDK and its subsidiaries (collectively, the “Group”) are principally engaged in the design, development, manufacturing and marketing of photovoltaic (“PV”) products and development of power plant projects in the People’s Republic of China (“PRC”) and overseas market.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

The accompanying consolidated financial statements contemplate the realization of assets and the satisfaction of liabilities in the normal course of business.

As of December 31, 2010, the Group had a working capital deficit (total consolidated current liabilities exceeded total consolidated current assets) of US$1,602,401. As of December 31, 2010, the Group had cash and cash equivalents of US$202,127, most of which are held by the Company’s subsidiaries in the PRC and 85.3% of the Group’s short term bank borrowings and current installments of its long-term debt totaling US$1,280,687 reside with these subsidiaries. These factors initially raised substantial doubt as to the Group’s ability to continue as a going concern. However, management believes it has developed a liquidity plan, as summarized below, that, if executed successfully, will provide sufficient liquidity to meet the Group’s obligations as they become due for a reasonable period of time.

•	Bank Financing

With an aim to improve liquidity, the Group has been successfully negotiating with certain banks and will continue to negotiate with other banks to obtain long-term revolving bank facilities. From January 1, 2011 to March 31, 2011, the Group has obtained additional secured and unsecured short-term bank borrowings of US$570,865 with interest rates ranging from 0.31% to 6.06% and secured and unsecured long-term bank borrowings of US$205,458 with interest rates ranging from 4.46% to 6.60% (subject to repricing annually), and repaid short-term borrowings and current installments of long-term borrowings totaling US$542,347. As of March 31, 2011, the Group’s short-term borrowings and current installments of long-term borrowings and long-term borrowings amounted to US$1,545,000 and US$794,659, respectively. As of March 31, 2011, the Group had total revolving credit facilities of US$3,112,967, of which US$1,079,157 was unused. In addition, on September 26, 2010, the Group entered into a strategic financing framework agreement with China Development Bank Corporation (“CDB”), pursuant to which CDB has agreed to provide up to RMB 60 billion, or approximately US$8.9 billion, of credit facilities to the Group over a five-year period subject to certain conditions and terms to be agreed at each time the Group requests to borrow under this agreement. Management believes that the Group will be able to obtain continued borrowing facilities from the banks so that when required by the Group, the bank loans due for repayment within the next 12 months can be successfully replaced with new loans drawn down from existing revolving banking facilities and new borrowing facilities.

•	Reorganization of the Group’s polysilicon business

The Group has transferred the equity interests in LDKPV and LDKSP previously held by the Company and Jiangxi LDK Solar Hi-tech Co., Ltd. (“JXLDK”) to LDK Silicon & Chemical Technology Co., Ltd. (“LDKSCT”). In addition, the Group purchased back 15% equity interests in LDKPV from a PRC local company in December 2010. LDKPV and LDKSP are engaged in the manufacture and sales of polysilicon materials.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On December 30, 2010, the Group entered into a definitive agreement with China Development Bank Capital Corporation Ltd., a wholly owned subsidiary of CDB, Excel Rise Holdings Limited and Prosper East Limited, investment funds affiliated with China Construction Bank Corporation, and an investment fund affiliated with Bank of China. Under terms of the agreement, these investors agreed to subscribe for 240 million series A redeemable convertible preferred shares of LDK Silicon & Chemical Technology Co., Ltd. (“LDKSCT”), one of our wholly owned subsidiaries incorporated in the Cayman Islands, for an aggregate price of US$240 million, subject to the various PRC governmental approvals relating to foreign investments in foreign enterprises as well as corporate approvals of each party. Please refer to Note 8 for the details of this investment agreement.

The Group’s management believes that the above reorganization and funding from PRC domestic investment funds could facilitate the Group’s ability to seek additional funding, if in the overall interests of the Group, from international strategic investors, for the Group’s polysilicon business.

•	Cost reduction

The Group has been negotiating with a number of vendors, including suppliers of equipment and construction materials, for them to provide the Group with lower prices or more favourable payment terms in order to achieve cost savings for its planned capital expenditures during the next 12 months.

•	Additional Equity or debt offering by the Company

On February 1, 2011, the Company issued 13,800,000 ADSs, representing 13,800,000 ordinary shares at a price of US$12.4 per ADSs, raising approximately US$164,220, net of certain expenses. On February 28, 2011 and April 11, 2011, the Company respectively issued an aggregate principal amount of RMB 1,200,000 and RMB 500,000, 10% US$-Settled Senior Notes due 2014 (the “Senior Notes”) and received net proceeds from the offering, after deducting certain expenses, of approximately US$254,994 in total. The Company will consider obtaining additional fundings from the issuance of additional equity or debt when market conditions permit and such issuance are in the overall interests of the Group’s business.

Therefore, after careful consideration of the factors that initially raises substantial doubt and the liquidity plans described above, management has prepared the accompanying consolidated financial statements on the basis that the Group will be able to continue as going concern. The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities or any other adjustments that might be necessary should the Group be unable to continue as a going concern.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation. For consolidated subsidiaries where the Group’s ownership in the subsidiary is less than 100%, the equity interest not held by the Group is shown as noncontrolling interests. The Company has no involvement with variable interest entities. The Company accounts for investments over which it has the ability to exercise significant influence over the operating and financial policies of the investee, but not a controlling financial interest using the equity method of accounting.

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

(c)	Foreign currency transactions and translations

The functional currency of the Company, LDK Solar USA (“LDK USA”), LDK SCT and LDK Silicon Holding Co., Limited (“LDKSH”) is the United States dollar (“US$”). The functional currency of LDK Solar International Company Limited (“LDK International”) is Hong Kong dollar (“HKD”). The functional currency of those subsidiaries located in the PRC and Europe are Renminbi (“RMB”) and European dollar (“EUR€”) respectively. Transactions denominated in foreign currencies are remeasured in the functional currency at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in foreign currencies are remeasured into the functional currency at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are included in the consolidated statements of operations.

The Group has chosen the U.S. dollar as its reporting currency. Accordingly assets and liabilities of all subsidiaries except for LDK USA and LDK SCT are translated into US$ using exchange rates in effect at each period end and average exchange rates are used for the statements of operations. Gains and losses resulting from the translations of the financial statements of these subsidiaries into US dollars are recognized in other comprehensive income (loss).

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

Pledged bank deposits represent amounts held by banks, which are not available for the Group’s use, as security for issuance of letters of credit relating to purchase of raw materials and production equipments, letters of guarantee or bank borrowings. Upon maturity of the letters of credit, letters of guarantee and repayment of bank borrowings, the deposits are released by the bank and become available for general use by the Group. Pledged bank deposits are reported within cash flows from operating, investing and financing activities in the consolidated statements of cash flows with reference to the purpose of making the pledge. Pledged bank deposits, which matures twelve months after the balance sheet date are classified as non-current assets in the consolidated balance sheets.

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

The following table presents the movement of the allowance for doubtful accounts:

	Year Ended	Year Ended	Year Ended
	December 31, 2008	December 31, 2009	December 31, 2010

Beginning Balance	—	—	4,551
Additions	—	4,551	1,690
Reversal of allowance for doubtful accounts	—	—	(156)
Write-off of accounts receivable charged	—	—	—
Foreign exchange effect	—	—	141

Ending balance	—	4,551	6,226

(h)	Inventories

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

Depreciation, including amortization of equipment held under capital lease, is calculated using the straight-line method over the estimated useful lives of the assets and their respective estimated residual values. The estimated useful lives of the Group’s property, plant and equipment are as follows:

Buildings	30 years
Plant and machinery	10 years
Furniture, fixture and office equipment	5 years
Motor vehicles	6 years

(j)	Land use rights

Land use rights represent fees paid to obtain the right to use land in the PRC, which are charged to expense on a straight-line basis over the respective periods of the rights granted.

(k)	Investments in an associate and a jointly-controlled entity

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

Property, plant and equipment and purchased intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell, and are no longer depreciated.

Intangible assets that are not subject to amortization are tested annually for impairment, and are tested for impairment more frequently if events and circumstances indicate that the assets might be impaired. For intangible assets that are not subject to amortization, an impairment loss is recognized to the extent that the carrying amount exceeds the asset’s fair value.

(m)	Fair value measurement

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

•	Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

•	Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

•	Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

See note 26 to the consolidated financial statements.

(n)	Derivative financial instruments

The Group enters into derivative financial instruments such as foreign exchange forward contracts and interest rate swap contract. The Group recognizes all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. Changes in the fair value are recognized in earnings.

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

(q)	Warranty cost

The Group provides warranties for the modules for up to 25 years after sales have taken place. Due to limited warranty claim history, the Group estimates warranty costs based on an assessment for its competitors’ history while incorporating estimates of failure rates through its quality review. Consequently, the Group accrues the equivalent of 1% of gross revenues as a warranty liability to accrue the estimated cost of its warranty obligations. Actual warranty costs incurred for warranty claims by customers are recorded in and charged against the accrued warranty liability. To the extent that actual warranty costs differs from the estimates, the Group will prospectively revise its accrual rate. The Group commenced module sales in year 2009 and recognized accrued warranty expenses of US$ nil, US$752 and US$6,344 in cost of goods sold for the years ended December 31, 2008, 2009 and 2010, respectively. As of December 31, 2009 and 2010, our accrued warranty costs were US$752 and US$7,096, respectively. The warranty costs were classified as current and non-current liabilities under accrued expenses and other payables and other liabilities respectively, which reflect our estimate of the timing of when the warranty expenditures will likely be made. No warranty claims were received from the customers for each of the years ended December 31, 2009 and 2010.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(r)	Shipping and handling

Costs to ship products to customers are included in selling expenses in the consolidated statements of operations. Amounts billed to customers, if any, to cover shipping and handling are included in net sales. Cost to ship products to customers were US$1,644, US$1,340 and US$14,265 for the years ended December 31, 2008, 2009 and 2010, respectively.

(s)	Research and development costs

Research and development (“R&D”) costs are expensed as incurred.

(t)	Advertising expenses

Advertising expenses are charged to the consolidated statements of operations in the period incurred and are included in selling expenses. The Group incurred advertising expenses of US$1,196, US$1,804 and US$3,186 for the years ended December 31, 2008, 2009 and 2010, respectively.

(u)	Government subsidy

Government subsidies are recognized when received and when all the conditions for their receipt have been met. Subsidies that compensate the Group for expenses incurred are recognized as a reduction of expenses in the consolidated statements of operations. Subsidies that are not associated with expenses are recognized as other income. Subsidies for the acquisition of equipment are recorded as a liability until earned and then offset against the related capital assets. Subsidies for obtaining the rights to use land are recorded as a liability until earned and then amortized over the land use right periods as a reduction of the amortization charges of the related land use rights.

The Group received government subsidy of US$28,734, US$103,572 and US$45,775 for the years ended December 31, 2008, 2009 and 2010, respectively, and recognized the subsidies as follows:

	Year	Year	Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2008	2009	2010

Reduction to cost of goods sold	4,698	4,776	33,317
Reduction to selling and G&A expense	—	—	323
Other income	19,665	26,927	5,625
Reduction to acquisition cost of the equipment	2,896	4,673	2,723
Deferred income	1,475	67,196	3,787

Total	28,734	103,572	45,775

During the years ended December 31, 2008, 2009 and 2010, amortization of deferred revenue amounted to US$ nil, US$813 and US$1,346, respectively, which are recognized as a reduction of the amortization charges of the related land use rights.

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

The Company recognizes in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. In evaluating whether a tax position has met the more-likely-than-not recognition threshold, management presumes that the position will be examined by the appropriate taxing authority that has full knowledge of all relevant information. In addition, a tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to be recognized in the financial statements. The tax position is measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. The Group records interest and penalties related to an uncertain tax position, if and when required, as part of income tax expense in the consolidated statements of operations.

(w)	Share-based compensation

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

(x)	Embedded beneficial conversion of convertible instruments

The Company recognizes and measures the embedded beneficial conversion feature of convertible instruments by allocating a portion of the proceeds from the convertible instruments equal to the intrinsic value of that feature to additional paid-in capital. The intrinsic value of the embedded beneficial conversion feature is calculated at the commitment date as the difference between the effective conversion price and the fair value of the common stock or other securities into which the security is convertible, multiplied by the number of shares into which the security is convertible. Any recorded discount resulting from the allocation of proceeds to the beneficial conversion feature is recognized as interest expense for convertible instruments in the form of debt or as a deemed dividend for redeemable convertible preferred shares over the period from its date of issuance to its stated mandatory redemption date or to its earliest conversion date if the convertible instruments do not have a stated redemption date. Unamortized discount remaining at the date when the convertible instruments are converted into their respective underlying securities are immediately recognized as interest expense or as a deemed dividend, as appropriate. Changes to the conversion terms that would be triggered by future events not controlled by the Group are accounted for as contingent conversion options, and the intrinsic value of the such contingent conversion options will not be recognized until and unless the triggering event occurs.

(y)	Employee benefit plans

As stipulated by the regulations of the PRC, the Group’s PRC subsidiaries participate in various defined contribution plans organized by municipal and provincial governments for its employees. These companies are required to make contributions to these plans at a rate of 29% on a standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group’s employees. Under these plans, certain pension, medical and other welfare benefits are provided to the employees. The Group has no other material obligations for the payment of employee benefits associated with these plans beyond the annual contributions described above. Employee benefits associated with these plans are expensed when incurred. The total amounts for such employee benefits were US$2,355, US$4,097 and US$6,541 for the years ended December 31, 2008, 2009 and 2010 respectively.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(z)	Earnings (loss) per share

Basic earnings (loss) per ordinary share is computed by dividing net income (loss) attributable to LDK Solar Co., Ltd. shareholders by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings (loss) per share is calculated by dividing net income (loss) attributable to LDK Solar Co., Ltd. Shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the year. Ordinary share equivalents consist of the ordinary shares issuable upon the conversion of the convertible senior notes (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Potential dilutive securities are not included in the calculation of dilutive earnings per share if the effect is anti-dilutive.

(aa)	Segment reporting

Before 2009, the Group’s only operating segment is the wafer productions in the PRC. The chief operating decision maker regularly reviewed the financial statements of the Group’s sole operating subsidiary prepared under general accepted accounting principles in the PRC (“PRC GAAP”). With the Group’s expansion into downstream business and commencement of operations of Hong Kong and European companies in 2009, the Group determined that it operates in a single business segment that includes the design, development and manufacture of PV products for the years ended December 31, 2009 and 2010 because the Group’s chief operating decision maker regularly reviews consolidated results of the whole group prepared under US GAAP when making decisions about allocating resources and assessing performance of the Group. As a result, the Group operates in a single segment and total segment revenue, income and assets equals the consolidated revenue, income before income taxes and assets. Therefore, segment information is no longer presented.

(ab)	Start-up costs

All costs in connection with start-up activities, including preproduction costs associated with new manufacturing facilities are expensed as incurred. Preproduction costs including the design, formulation and testing of new products or process alternatives are included in research and development expenses. Preproduction costs including facility and employee costs incurred in connection with new manufacturing plants are included in general and administrative expenses. As of December 31, 2010, LDK Solar Hi-tech (Hefei) Co., Ltd (“LDK HF”) was engaged in start up activities.

(3)	INVENTORIES

	December 31,	December 31,
	2009	2010

Inventories consist of the following:
Raw materials	205,517	149,004
Work in progress	77,589	106,872
Supplies	76,552	129,951
Finished goods	83,482	101,809

	443,140	487,636

Inventories:
- Current	432,193	474,612
- Non-current	10,947	13,024

The Group had US$12,261 and US$46,820 of raw materials and work in progress consigned to third parties as of December 31, 2009 and 2010, respectively.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Raw materials consist of a variety of polysilicon materials, including solar-grade virgin polysilicon, recyclable polysilicon materials, silicon powder and trichlorosilane.

Write-downs of raw materials, work in progress and finished goods inventories were US$311,999, US$180,213 and US$6,113 during the years ended December 31, 2008, 2009 and 2010, respectively, which are included in cost of goods sold.

(4)	PREPAYMENTS TO SUPPLIERS, NET

In order to secure a stable supply of silicon materials and other raw materials, the Group makes prepayments to certain suppliers. Prepayments of which the Group expects to take delivery of the inventory after the next twelve months are classified as non-current assets in the Group’s consolidated balance sheets. Prepayments to suppliers are reclassified to inventories when the Group applies the prepayment to related purchases of silicon materials. Such non-cash reclassifications from prepayment to inventories, which were included in the “Changes in operating assets and liabilities” in the Group’s consolidated statements of cash flows, amounted to US$1,531,693, US$579,233 and US$337,930 for the years ended December 31, 2008, 2009 and 2010, respectively.

The Group monitors suppliers to ensure the timely delivery of goods in accordance with agreed schedule. Management assesses the recoverability of prepayments by analyzing specific supplier accounts that have known or potential settlement or recoverability issues.

The following table presents the movement of the provision for doubtful recoveries.

	Year Ended	Year Ended	Year Ended
	December 31, 2008	December 31, 2009	December 31, 2010

Beginning balance	—	20,582	38,456
Additions	20,582	17,874	4,749
Reversal of provision for doubtful recoveries	—	—	(2,411)
Write-off of prepayments to suppliers charged	—	—	—

Ending balance	20,582	38,456	40,794

(5)	OTHER CURRENT ASSETS

	December 31,	December 31,
	2009	2010

Receivable from the Group’s executives and employees	41,820	46,262
VAT recoverable	83,981	70,010
Short-term investment	—	68,477
Others	24,896	52,424

	150,697	237,173

During the years ended December 31, 2007 and 2008, certain of the Group’s executives and employees exercised share options which vested in 2007 and 2008. Pursuant to the PRC tax regulations, the income derived from the exercise of the share options is subject to individual income tax, which should be withheld by the Group from these executives and employees for payment to the PRC tax authorities. As of December 31, 2009 and 2010, the Group had an outstanding receivable from these executives and employees and payable to the PRC tax authorities of US$41,820 and US$46,262 respectively in relation to the individual income tax liabilities arising from the exercise of share options by these executives and employees, which are included in other current assets and other payables, respectively.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In December 2010, JXLDK made short-term investments in certain financial products issued by China Merchants Bank, which had an aggregate principal amount of US$68 million and a fixed maturity date of 30 days. The return of the investments is fixed at a rate pre-determined on the date of purchase. The principal amount might not be recovered in full if JXLDK early terminate the investments. In January 2011, the short-term investments were all redeemed upon maturity at the aggregated principal amount plus the fixed return.

(6)	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31,	December 31,
	2009	2010

Buildings	511,831	644,187
Plant and machinery	1,228,855	1,879,903
Furniture, fixtures and office equipment	11,995	21,293
Motor vehicles	5,392	6,616

	1,758,073	2,551,999
Less: accumulated depreciation	(120,843)	(280,166)
Less: provision for impairment	(1,999)	(2,062)
Construction in progress	973,494	723,442

	2,608,725	2,993,213

Depreciation expense was US$34,697, US$66,785 and US$153,196, for the years ended December 31, 2008, 2009 and 2010, respectively.

Construction in progress as of December 31, 2010 includes US$151,300 (2009: US$244,375) of furnaces, wire saws and other equipment that has been received but is pending installation. The installation of these machines and equipments is normally completed within one to three months after they are received by the Group.

The Group recognized an impairment loss of US$ nil, US$1,999 and US$ nil during the years ended December 31, 2008, 2009 and 2010, respectively. Management determined that the ability to recover the carrying value of certain machines was impaired because they were no longer used due to poor physical condition, and which management believed cannot be sold.

(7)	LAND USE RIGHTS

Land use rights represent fees paid to the government and a company controlled by Mr. Peng Xiaofeng (“Mr. Peng”), the Company’s shareholder, to obtain the rights to use certain land over periods ranging from 49.5 to 50 years in the PRC.

(8)	PARTIAL DISPOSAL AND REPURCHASE OF EQUITY INTERESTS IN A SUBSIDIARY

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

In connection with the Group’s reorganization of the polysilicon business, the Group entered into a purchase agreement (“Purchase Agreement”) with the PRC local company in December 2010 to repurchase the 15% equity interests in LDKPV held by it for a cash consideration of RMB1,500,000 (US$225,232). As the Group retains control over LDKPV before and after the repurchase of the 15% equity interests, the acquisition of this additional

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

equity interest is accounted for as an equity transaction in the Group’s consolidated financial statements. The difference between the consideration of US$225,232 and the carrying amount of the noncontrolling interests of US$43,622 as of the repurchase date was recognized as a deduction of equity attributable to the Company. US$215,326 out of the total consideration had been paid by the Group as of December 31, 2010. The remaining consideration payable of US$9,906 was paid by the Group in the first quarter of 2011.

On December 30, 2010, the Group entered into an investment agreement with China Development Bank Capital Corporation Ltd, two investment funds affiliated with China Construction Bank Corporation and an investment fund affiliated with another major PRC bank (collectively as “the Strategic Investors”). Pursuant to the investment agreement, the Group has agreed to issue and the Strategic Investors have respectively agreed to subscribe for an aggregate amount of $240 million of series A redeemable convertible preferred shares (“the Proposed Investments”) of LDK Silicon & Chemical Technology Co., Ltd. (“LDKSCT”), which is the Group’s wholly owned subsidiary incorporated in the Cayman Islands and which owns 100% equity interests in LDKSH. The completion of the Proposed Investments are subject to certain closing conditions (“Closing Conditions”) including: i) various governmental approvals relating to the Proposed Investments; ii) corporate approval of the Proposed Investments by the Strategic Investors; and iii) other closing conditions as specified in the investment agreement. The Proposed Investments are also subject to certain conditions subsequent to be fulfilled within three months of the completion of the Proposed Investments, including i) the completion of the transfer of the 100% equity interests of LDKPV and LDKSP to LDKSH (“the Reorganisation”); and ii) obtaining the various governmental approvals for the Reorganization. The Closing Conditions have not been met and the Proposed Investments have not been consummated yet.

Pursuant to the investment agreement, the Strategic Investors have the right to convert all or any portion of their holdings into ordinary shares of LDKSCT at the initial conversion ratio of 1:1 at any time after the date of issuance of the redeemable convertible preferred shares and prior to the closing of a qualified initial public offering of LDKSCT (“Qualified IPO”). The initial conversion ratio is subject to certain anti-dilution provisions. Also, the Strategic investors have the right to redeem the redeemable convertible preferred shares if i) LDKSCT has not completed a Qualified IPO within 2 years following the closing of the Proposed Investments or ii) a material breach by the Group of the terms and conditions of the investment agreement after the closing of the Proposed Investments has occurred. In the event of redemption under this right, the redemption price is equal to 100% of the Subscription Price plus a 23% internal rate of return on the Subscription Price minus any dividends paid up to the date of redemption. In addition, the Group is required to make cash compensation (“Cash Compensation”) to the Strategic Investors if the consolidated net profit of LDKSCT and its subsidiaries, including LDKSH, LDKPV and LDKSP, fails to achieve the targeted net profit of US$38 million and US$190 million in the year of 2010 and 2011 respectively. The amount of Cash Compensation is determined based on the pre-determined formula as set out in the investment agreement. However, the Group will have no obligation to pay the Cash Compensation if a Qualified IPO is consummated by December 31, 2011.

Pursuant to the investment agreement, the host contract is not mandatorily redeemable but is contractually redeemable (i) at a fixed or determinable price on a fixed or determinable date or dates, (ii) at the option of the holder, or (iii) upon the occurrence of an event that is not solely within the control of the issuer. Also, the redeemable convertible preferred shares contain certain embedded features that need to be assessed as to whether bifurcation against the host contract is required. Those embedded features potentially include the conversion option, redemption option and the Cash Compensation arrangement. The Group’s management is assessing the accounting implications to determine whether, upon the consummation of the Proposed Investment, any bifurcation of the embedded features is required, and whether the redeemable convertible preferred shares shall be recognised as liabilities or be recognized as redeemable non-controlling interests in the Group’s consolidated financial statements.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(9)	INVESTMENT IN AN ASSOCIATE AND A JOINTLY CONTROLLED ENTITY

On January 2, 2008, the Group acquired a 33.5% equity interest in Jiangxi Sinoma New Material Co., Ltd. (“Sinoma”), a crucible manufacturer based in the PRC, from an unrelated party. As the Group does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of Sinoma, the investment in Sinoma is accounted for using the equity method of accounting. The Group’s equity in net income (loss) of Sinoma amounted to US$685, US$(57) and US$3,833 for the years ended December 31, 2008, 2009 and 2010, respectively.

In March 2009, the Group entered into a joint venture agreement with Q-cells SE to form a jointly-owned company named LQ Energy GmbH (“LQ Energy”), which is engaged in the investment on solar projects. Pursuant to the joint venture agreement, LDK Solar Europe Holding S.A. (“LDK Europe”) has contributed a capital investment of Euro 51,000 (equivalent to US$74,460) in cash, which represented 51% of the share capital of LQ Energy. In December 2009, the Group received capital repayment of Euro 16,371 (equivalent to US$24,867) from LQ Energy and recorded it as reduction of the Group’s investment in the joint venture. LQ Energy is managed by 5 directors, 3 of which are nominated by LDK Europe. The Group accounts for its investment in LQ Energy using the equity method because management believes the minority shareholder has significant participating rights in determining certain financial and operating decisions of LQ Energy that are made in the ordinary course of business. Such participating rights include but not limited to the selection of solar projects. Under the equity method of accounting, the Group’s share of LQ Energy’s results of operations is included in other income (expense) in the Group’s consolidated statements of operations. The Group’s equity in net (loss) income of LQ Energy amounted to US$(3,286) and US$(263) for the years ended December 31, 2009 and 2010.

(10)	BORROWINGS

(a)	Current

	December 31,	December 31,
	2009	2010

Bank borrowings — secured	429,591	427,806
Bank borrowings — unsecured	495,762	767,813
Current installments of long-term bank borrowings (Note(b))	55,006	305,969

	980,359	1,501,588

The short-term borrowings outstanding as of December 31, 2010 carry a weighted average interest rate of 4.270% (2009: 4.368%) and have maturity terms ranging from half a month to twelve months and interest rates ranging from 0.284% to 6.116% (2009: 1.044% to 5.310%).

Included in short term borrowings at December 31, 2010 is US$60,398 payable to Agricultural Bank of China. These borrowings together with long term borrowings obtained from the same banker with outstanding balance of US$60,398 (Note (b) below) are secured by JXLDK’s inventories and LDKPV’s plant and machinery with carrying amount of US$99,156 and US$97,693 as of December 31, 2010, and among which US$90,597 is guaranteed by the Company’s shareholder, Mr. Peng. Also, short term borrowings obtained from HuaXia Bank with outstanding balances of US$14,045 as of December 31, 2010 are secured by certain land use rights owned by Best Solar Co., Ltd. (“Best Solar”), which is controlled by Mr. Peng. The rest of the Group’s secured short term borrowings of US$353,363 are secured by pledged bank deposit of RMB 835,355 (US$126,135) and certain of the Group’s buildings, land use rights, plant and machinery with the carrying amounts of US$56,507, US$74,320 and US$239,504, as of December 31, 2010 respectively.

As of December 31, 2010, the Group has total revolving credit of US$2,912,011 (2009: US$1,956,180) and unused credit of US$1,150,268 (2009: US$526,205).

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Long-term

	December 31,	December 31,
	2009	2010

Secured loan from China Construction Bank	63,267	54,660
Secured loan from China Development Bank	65,000	150,498
Secured loan from Bank of China	14,645	60,398
Secured loan from Agricultural Bank of China	29,290	60,398
Secured loan from Bank of Communications	29,290	30,199
Secured loan from Import-Export Bank of China	—	12,080
Unsecured loan from China Merchant Bank	43,937	45,299
Unsecured loan from Rural Credit Cooperatives Bank	14,645	10,570
Unsecured loan from China Minsheng Banking Corp. Ltd.	891	—
Unsecured loan from Huarong International Trusts Co., Ltd.	73,226	75,498
Unsecured loan from China Construction Bank	84,942	87,578
Unsecured loan from Bank of China	29,290	30,199
Unsecured loan from China Development Bank	—	30,000
Unsecured loan from the committee of local development districts	14,645	28,609
Unsecured loan from Xinyu Chengdong Construction Investment Co., Ltd.	—	7,984
Unsecured loan from Huishang Bank	—	75,498
Unsecured loan from Shanghai Pudong Development Bank	—	150,996

	463,068	910,464
Less: current installments	(55,006)	(305,969)

	408,062	604,495

In April 2008, JXLDK borrowed US$60,000 from China Development Bank, of which US$15,000 was repaid in April 2009 and 2010, and US$45,000 is repayable in 3 installments of US$10,000 in 2011, US$15,000 in 2012 and US$20,000 in 2013. The loan carries a variable interest rate that is repriced semi-annually with reference to the prevailing six-month US Libor rate. The effective interest rate of the loan was 3.5240% as of December 31, 2010. Interest is payable semi-annually. The loan is secured by JXLDK’s plant and machinery with an aggregate carrying amount of US$90,607 as at December 31, 2010, and is guaranteed by two of the Company’s shareholders, Mr. Peng and Ms. Zhou Shan (“Ms. Zhou”).

In March and April 2008, JXLDK borrowed RMB 160,000 (US$24,159) and RMB 40,000 (US$6,040) respectively from Agricultural Bank of China. The loans are repayable in 2011. The loans carry a variable interest rate that is repriced annually with reference to the prevailing base lending rate pronounced by People’s Bank of China (“PBOC”). The effective interest rate of the loan was 5.850% as of December 31, 2010. Interest is payable quarterly. The loans are secured by JXLDK’s inventories with an aggregate carrying amount of US$33,052 as at December 31, 2010, and is guaranteed by the Company’s shareholder, Mr. Peng.

In July 2008, LDKPV borrowed RMB 250,000 (US$37,749) from China Construction Bank, of which RMB 110,000 (US$16,610) was repaid in July 2009 and 2010, and RMB 140,000 (US$21,139) is repayable in installments of RMB 100,000 (US$15,099) in 2011 and RMB 40,000 (US$6,040) in 2012. The loan carries a variable interest rate that is repriced annually with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 5.760% as of December 31, 2010. Interest is payable monthly. The loan is secured by JXLDK’s machinery and LDKPV’s land use rights with carrying amount of US$69,169 and US$20,540 as at December 31, 2010.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In March 2009, JXLDK borrowed RMB 100,000 (US$15,100) from Rural Credit Cooperatives Bank, of which RMB 30,000 (US$4,530) was repaid in June and August 2010, and RMB 70,000 (US$10,570) which is repayable in March 2011. The loan is unsecured and carries a variable interest rate that is repriced annually with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 5.850% as of December 31, 2010. Interest is payable monthly.

In April 2009, JXLDK borrowed RMB 300,000 (US$45,299) from China Merchant Bank. The loan is repayable in 2 equal installments of RMB 150,000 (US$22,649) in December 2011 and April 2012 respectively. The loan is unsecured and carries a variable interest rate that is repriced annually with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 5.850% as of December 31, 2010. Interest is payable quarterly.

In June 2009, JXLDK borrowed RMB 500,000 (US$75,498) from Huarong International Trust Co., Ltd., which is repayable in June 2012. The loan is unsecured and carries a variable interest rate that is repriced annually with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 8.450% as of December 31, 2010. Interest is payable quarterly.

In August 2009, JXLDK borrowed RMB 222,000 (US$33,521) from China Construction Bank, which is repayable in August 2011. The loan carries a variable interest rate that is repriced annually with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 5.850% as of December 31, 2010. Interest is payable monthly. The loans are secured by JXLDK’s equipment with an aggregate carrying amount of US$34,996 as at December 31, 2010.

In September 2009, JXLDK borrowed RMB 200,000 (US$30,199) from China Construction Bank, which is repayable in September 2011. The loan is unsecured and carries a variable interest rate that is repriced annually with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 5.850% as of December 31, 2010. Interest is payable monthly.

In October 2009, JXLDK borrowed RMB 380,000 (US$57,379) from China Construction Bank, which is repayable in October 2011. The loan is unsecured and carries a variable interest rate that is repriced with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 5.850% as of December 31, 2010. Interest is payable monthly.

In October 2009, JXLDK borrowed RMB 200,000 (US$30,199) from Bank of Communications, which is repayable in October 2011. The loan carries a variable interest rate that is repriced with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 5.850% as of December 31, 2010. Interest is payable monthly. The loan is secured by JXLDK’s building and land use rights and LDKPV’s plant and machinery with carrying amount of US$5,883, US$2,944 and US$89,073 as of December 31, 2010, respectively.

In December 2009 and January 2010, JXLDK borrowed RMB 100,000 (US$15,100) and RMB 300,000 (US$45,298) from Bank of China. The loan is repayable in 2 equal installments of RMB 200,000 (US$30,199) in December 2011 and 2012 respectively. The loan carries a variable interest rate that is repriced annually with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 6.1425% as of December 31, 2010. Interest is payable quarterly. The loan is secured by JXLDK’s building and land use rights with carrying amount of US$2,713 and US$5,217 as of December 31, 2010, respectively.

In March 2010, JXLDK borrowed US$30,000 from China Development Bank, which is repayable in March 2013. The loan is unsecured and carries a variable interest rate that is repriced quarterly with reference to the prevailing six-month US Libor rate. The effective interest rate of the loan was 3.4369% as of December 31, 2010. Interest is payable quarterly.

In March 2010, JXLDK borrowed RMB 200,000 (US$30,199) from Bank of China, which is repayable in September 2011. The loan is unsecured and carries a variable interest rate that is repriced annually with reference to

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 5.850% as of December 31, 2010. Interest is payable quarterly.

In May 2010, JXLDK borrowed RMB 200,000 (US$30,198) from China Development Bank, which is repayable in May 2013. The loan carries a variable interest rate that is repriced with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 5.850% as of December 31, 2010. Interest is payable quarterly. The loan is secured by JXLDK’s plant and machinery with an aggregate carrying amount of US$72,889 as at December 31, 2010.

In May, June and July 2010, JXLDK borrowed RMB 16,325 (US$2,465), RMB 21,144 (US$3,193) and RMB 15,404 (US$2,326) from Xinyu Chengdong Investment Co., Ltd., which is repayable in May, June and July 2012, respectively. The loan is unsecured and carries a variable interest rate that is repriced with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 7.04% as of December 31, 2010. Interest is payable quarterly.

In June 2010, JXLDK borrowed RMB 80,000 (US$12,080) from Import-Export Bank of China, which is repayable in June 2012. The loan carries a variable interest rate that is repriced quarterly with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 3.760% as of December 31, 2010. Interest is payable quarterly. The loan is secured by a pledged bank deposit of RMB 85,620 (US$12,928) as at December 31, 2010.

In July 2010, JXLDK borrowed RMB 100,000 (US$15,100) from China Development Bank, which is repayable in July 2013. The loan carries a variable interest rate that is repriced with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 5.850% as of December 31, 2010. Interest is payable quarterly. The loan is secured by JXLDK’s plant and machinery and LDK Solar Hi-Tech (Xinyu) Co.,Ltd.’s (“LDKXY”) machinery with an aggregate carrying amount of US$28,755 and US$3,135 as at December 31, 2010.

In August 2010, Hefei Hi-tech Development Zone Management Co., Ltd entrusted a loan of RMB 600,000 (US$90,598) from Shanghai Pudong Development Bank to Anhui LDK New Energy Co., Ltd. (“LDKAH”), which is repayable in July 2012. The loan is unsecured and carries a variable interest rate that is repriced with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 6.1425% as of December 31, 2010. Interest is payable monthly.

In September 2010, Hefei Hi-tech Development Zone Management Co., Ltd. entrusted a loan of RMB 500,000 (US$75,498) from Huishang Bank to LDK Solar Hi-tech (Hefei) Co., Ltd.(“LDKHF”), which is repayable in July 2013. The loan is unsecured and carries a variable interest rate that is repriced with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 6.1425% as of December 31, 2010. Interest is payable monthly.

In September 2010, JXLDK borrowed RMB 100,000 (US$15,100) from China Development Bank, which is repayable in September 2013. The loan carries a variable interest rate that is repriced annually with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 5.850% as of December 31, 2010. Interest is payable quarterly. The loan is secured by JXLDK’s plant and machinery and LDKXY’s machinery with an aggregate carrying amount of US$18,559 and US$13,296 as at December 31, 2010.

In September 2010, Hefei Hi-tech Development Zone Management Co., Ltd. entrusted a loan of RMB 400,000(US$60,398) from Shanghai Pudong Development Bank to LDKAH, which is repayable in 2 equal installments of RMB 200,000(US$30,199) in December 2012 and July 2013, respectively. The loan is unsecured and carries a variable interest rate that is repriced annually with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 6.1425% as of December 31, 2010. Interest is payable monthly.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In November and December 2010, LDKHF borrowed RMB 189,472 (US$28,609) from the Committee of Local Development District (Heifei), which is repayable in December 2013. The loan is unsecured and carries a variable interest rate that is repriced annually with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 6.1425% as of December 31, 2010. Interest is payable quarterly.

In November 2010, JXLDK borrowed US$30,000 from China Development Bank, which is repayable in 3 installments of US$5,000 in November 2011, US$10,000 in November 2012 and US$15,000 in November 2013. The loan carries a variable interest rate that is repriced annually with reference to the prevailing six-month US Libor rate. The effective interest rate of the loan was 4.4428% as of December 31, 2010. Interest is payable quarterly. The loan is secured by JXLDK’s plant and machinery and land use rights with carrying amount of US$83,514 and US$2,576 as of December 2010, respectively, and is guaranteed by two of the Company’s shareholders, Mr. Peng and Ms. Zhou.

In November 2010, JXLDK borrowed RMB 100,000 (US$15,100) from China Development Bank, which is repayable in 3 installments of RMB5,000 (US$755) in November 2011, RMB10,000 (US$1,510) in December 2012 and RMB85,000 (US$12,835) in December 2013. The loan carries a variable interest rate that is repriced annually with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 6.400% as of December 31, 2010. Interest is payable quarterly. The loan is secured by JXLDK’s plant and machinery and land use rights with carrying amount of US$83,514 and US$2,576 as of December 31, 2010, respectively, and is guaranteed by two of the Company’s shareholders, Mr. Peng and Ms. Zhou.

In December 2010, LDKPV borrowed RMB 200,000 (US$30,199) from Agricultural Bank of China. The loan is repayable in 2013. The loan carries a variable interest rate that is repriced annually with reference to the prevailing base lending rate pronounced by PBOC. The effective interest rate of the loan was 5.850% as of December 31, 2010. Interest is payable quarterly. The loan is secured by LDKPV’s machinery with carrying amount of US$97,693 as at December 31, 2010.

Future principal repayments on the long-term bank borrowing are as follows:

2011	305,969
2012	180,960
2013	423,535

910,464

(11)	ADVANCE PAYMENTS FROM CUSTOMERS

The Group requires certain customers to make prepayments before delivery has occurred. Such prepayments are recorded as advances from customers in the Group’s consolidated financial statements, until delivery has occurred. Advances from customers of which the deliveries of goods are expected to occur after twelve months are classified as non-current liabilities in the Group’s consolidated balance sheets. Advance from customers are reclassified to other payables when the related wafer supply contracts or orders are cancelled, early terminated, expired or in dispute and it is probably that the Group is required to refund the advance payment balances to the customers.

(a)	Contracts with Q-Cells

On 4 December 2009, the Group and Q-Cells reached an agreement (“Original Agreement”) to resolve the dispute over a long-term solar wafer supply agreement (“wafer supply agreement”). Pursuant to the Original Agreement, the Group had agreed to cease any pending proceedings or claims against Q-Cells and Q-Cells had agreed not to withdraw the outstanding prepayment balance made under the wafer supply agreement of US$244,085 against a bank guarantee. As a result of the signing of the Original Agreement, the Group reclassified the advance payments from Q-Cells to short-term and long-term other payables in accordance with the repayment

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

schedule as set out in the Original Agreement. The non-cash reclassifications from advance payments from customers to other payables was not included in the “Changes in operating assets and liabilities” in the Group’s consolidated statements of cash flows because the Group considered that the payable to the German customer is of financing nature as a result of signing the Amended Agreement. Repayment made in accordance with the Amendment Agreement are included in the financing activities in the Group’s consolidated statements of cash flows.

On September 9, 2010, the Group and Q-Cells signed an amendment agreement (“Amendment Agreement”). Pursuant to the Amendment Agreement, the Group accelerated the repayment of the outstanding payable of US$224,940 due to Q-Cells as of September 9, 2010 and paid US$112,470 in September 2010. The remaining outstanding payable of US$112,470 as of December 31, 2010 will be settled by the end of 2011 in accordance with the Amendment agreement, and are secured by a prepayment of US$60,000 made by the Group under a polysilicon procurement agreement entered with Q-Cells and a portion of wafer sales receivables amounting to US$28,470 due from Q-Cells.

(b)	Contracts with other customers

In addition to Q-Cells mentioned in Note 11(a), several customers also ceased to execute the wafer purchase contracts with the Group due to dispute over wafer price during the year ended December 31, 2009 and 2010. The Group initiated either arbitrations or negotiation with those customers in an effort to resume the execution of contracts. However, no active response was received from those customers and certain customer had demanded termination of contract and repayment of advance wafer payments. As a result, the Group assessed that it is probable that certain advances received from customers need to be paid back by the Group and accordingly, advance payments of US$41,645 and US$52,169 are reclassified to other payables during the year ended December 31, 2009 and 2010 respectively. Such non-cash reclassification from advance from customers to other payables were included in the “Changes in operating assets and liabilities” in the Group’s consolidated statements of cash flows.

(12)	ACCRUED EXPENSES AND OTHER PAYABLES

Components of accrued expenses and other payables are as follows:

	December 31,	December 31,
	2009	2010

Purchase of equipment	469,321	404,557
Withholding individual income tax payable(a)	41,820	46,262
Income tax payables	14,741	31,854
Accrued payroll and welfare	7,002	15,555
Other payable due to customers (Note 11)	97,516	206,217
Other accruals and payable	25,038	46,827

	655,438	751,272

(a)	Withholding individual income tax payable

As of December 31, 2009 and 2010, the Group had outstanding withholding individual income tax payable of US$41,820 and US$46,262 respectively, arising from the Group’s withholding tax obligation in relation to the income derived from the exercise of share options by certain of the Group’s executives and employees pursuant to PRC tax regulations (see Note 5).

In 2008, the Group obtained notices from the relevant PRC Tax Authority granting deferral of the payment of such withholding tax obligation until the Group’s executives and employees sell their shares, at which time the

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Group will withhold the tax and remit it on behalf of the employees. Due to the open nature of the payment timing, the Group has classified the payable as a current liability as of December 31, 2009 and 2010.

(13)	CAPITAL LEASE OBLIGATIONS

In December 2008 and 2009, the Group sold certain newly purchased equipment and equipment pending installation (collectively “Leased Assets”) with carrying amounts of US$69,278 and US$43,973 to a third-party (the “purchaser-lessor”) for cash consideration of US$63,155 and US$43,935, respectively, and simultaneously entered into a 3 year contract to lease back the Leased Assets from the purchaser-lessor. Pursuant to the terms of the contract, the Group is required to pay to the purchaser-lessor quarterly lease payments over 3 years and is entitled to a bargain purchase option at the end of the lease. The leases are classified as capital leases. In connection with this sale-leaseback transaction, the Group recognized a loss of approximately US$6,573 and US$38 during the year ended December 31, 2008 and 2009 respectively, which is being deferred and amortized in the consolidated statements of operations in proportion to the amortization of the leased assets.

The gross amount of plant and equipment and related accumulated amortization recorded under capital leases were as follows:

	December 31,	December 31,
	2009	2010

Plant and machinery	54,188	71,886
Less: accumulated amortization	(2,622)	(8,618)

	51,566	63,268
Construction-in-progress — equipment pending installation	52,961	38,588

	104,527	101,856

Amortization of assets held under capital leases is included with depreciation expense.

Future minimum lease payments under capital lease obligations as of December 31, 2010 are as follows:

Year ending December 31:
2011	38,503
2012	16,487

Total minimum lease payments	54,990
Less: Amounts representing interest (at interest rate of 5.60%)	(2,713)

Present value of minimum payments	52,277
Current portion	(36,339)

Non-current portion	15,938

(14)	CONVERTIBLE SENIOR NOTES

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

On April 15, 2011, holders of the Convertible Senior Notes may require the Company to repurchase all or a portion of their Convertible Senior Notes, in integral multiples of US$1, at a price in cash equal to 100% of the principal amount plus any accrued and unpaid interest to, but excluding, the repurchase date, subject to certain additional conditions, as defined in the Agreements.

The Convertible Senior Notes are unsecured, and are effectively subordinated to all of the Company’s existing and future secured indebtedness to the extent of the assets securing such indebtedness, and are structurally subordinated to all liabilities of our subsidiaries, including trade payables.

Pursuant to the registration rights agreement dated April 15, 2008, the Company is required to file with the SEC a shelf registration statement that would cover the resale of the Convertible Senior Notes, the underlying ordinary shares and the underlying ADSs, cause the shelf registration statement to become effective and keep it continuously effective under the U.S. Securities Act within a specified period. If the Company fails to do so, the Company is required to pay additional interest while there is a continuing registration default at a rate per annum equal to 0.25% for the 90-day period beginning on (and including) the date of the registration default events, and thereafter at a rate per annum equal to 0.50%, of the aggregate principal amount of the applicable Convertible Senior Notes, payable semi-annually on April 15 and October 15 of each year, until the cessation of the registration default events. This additional interest would be required to be paid in cash. The maximum amount of additional interest expense the Company would incur would be approximately US$9 million through the maturity of the Convertible Senior Notes. The Company filed the required shelf registration statement and caused it to become effective under the U.S. Securities Act on September 30, 2008. Management currently believes that it is not probable the Company will be required to incur any additional interest for failing to keep the shelf registration statement continuously effective within the period as specified in the registration rights agreement.

The convertible senior notes agreement does not contain any financial covenants or other significant restrictions.

The Company separated the 4.75% convertible senior notes into a liability component and an equity component. The carrying amount of the liability component was calculated by measuring the fair value of a similar liability (including any embedded features other than the conversion option) that does not have an

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

associated equity component. The carrying amount of the equity component representing the embedded conversion option was determined by deducting the fair value of the liability component from the initial proceeds ascribed to the 4.75% convertible senior notes as a whole. The excess of the principal amount of the liability component over its carrying amount is amortized to interest expense over the expected life of a similar liability that does not have an associated equity component using the effective interest method. The equity component is not remeasured as long as it continues to meet the conditions for equity classification.

Issuance and transaction costs incurred at the time of the issuance of the 4.75% convertible senior notes with third parties are allocated to the liability and equity components in proportion to the allocation of proceeds and accounted for as debt issuance costs and equity issuance costs, respectively.

During the year ending December 31, 2010, the Group repurchased US$8,000 aggregate principle amount of Convertible Senior Notes for a total cash consideration of US$7,719. Debt issuance costs and debt discount totalling US$88 were written off along with the repurchase transaction. A gain of US$193 on the repurchase was recorded in other income.

In December 2010, the Company completed an exchange of certain Existing Notes with the New Notes in an aggregate principal amount of US$31.9 million. The only material difference between the New Notes and Existing Notes is the absence in the New Notes of the provisions contained in the Existing Notes that allowed the holder of the Existing Notes to require the Company to repurchase all or a portion of their Existing Notes on April 15, 2011. The Company determined that the New Notes are not substantially different from the Existing Notes and the exchange is accounted for as modification of Existing Notes.

In March 2011, the Group repurchased US$5,400 aggregate principle amount of Convertible Senior Notes for a total cash consideration of US$5,397.

On April 15, 2011, certain holders of the outstanding Convertible Senior Notes exercised the put option and the Company repurchased an aggregate principal amount of US$351,775 of their Convertible Senior Notes, which are classified as current liabilities as of December 31, 2010.

The 4.75% convertible senior notes consisted of the following as of December 31, 2009 and 2010:

	December 31,	December 31,
	2009	2010

Equity component(1)	17,774	17,774
Liability component:
Principal	400,000	392,000
Less: debt discount, net(2)	(8,358)	(1,897)

Net carrying amount	391,642	390,103

- Current(3)	—	355,445
- Non-current(4)	391,642	34,658

(1)	Included in the consolidated balance sheets within additional paid-in capital.

(2)	Included in the consolidated balance sheets within convertible senior notes and is amortized over the remaining life of the 4.75% convertible senior notes.

(3)	Consisted of convertible senior notes that were repurchased by the Company in March and April 2011.

(4)	Consisted of convertible senior notes of which their holders either accepted the exchange offer in December 2010 or did not exercise the put option on April 15, 2011.

Debt issuance costs and debt discount are amortized as interest expense using the effective interest rate method through the earliest date the holders of the Convertible Senior Notes can demand payments.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2010, the remaining lives of the 4.75% convertible senior notes included under current and non-current liabilities are 0.29 years and 2.29 years respectively.

The following table set forth total interest expense recognized related to the 4.75% convertible senior notes during the years ended December 31, 2009 and 2010, respectively:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2009	2010

Contractual interest expense	13,458	19,000	18,925
Amortization of debt issuance costs	2,493	3,499	3,764
Amortization of debt discount	3,815	5,957	6,409

Total interest expense	19,766	28,456	29,098

Effective interest rate of the liability component	7.64%	7.64%	7.64%

(15)	INTEREST COSTS

The following is a summary of the Group’s interest costs incurred during years ended December 31, 2008, 2009 and 2010:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2009	2010

Interest costs capitalized	14,305	48,169	31,321
Interest costs charged to income
- Interest on bank and other borrowings	23,736	35,494	67,803
- Interest on convertible senior notes and amortization of convertible senior notes issuance costs and debt discount	14,019	14,574	19,278
- Interest on long-term payable due to Q-cell	—	—	7,931
- Change of fair value of interest rate swap contract	407	—	—

Sub-total	38,162	50,068	95,012
Total interest costs	52,467	98,237	126,333

(16)	PREPAID FORWARD CONTRACTS

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

Since the Prepaid Forward Contracts require physical settlement of a fixed number of ADSs at a fixed price per ADS at the time conditions for physical settlement are met, the shares to be repurchased pursuant to the Prepaid Forward Contracts are treated as retired from June 17, 2008 through December 31, 2010 for purposes of the Company’s basic and diluted earnings (loss) per share calculations during the years ended December 31, 2008, 2009 and 2010 respectively.

(17)	INCOME TAXES

The Company and its subsidiaries file separate income tax returns.

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, upon any payment of dividends by the Company, no Cayman Islands withholding tax is imposed.

LDKSCT was established in December 2009, and is not subject to tax on its income on capital gains under the current laws of the Cayman Islands.

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

In December 2009, JXLDK was recognized by the Chinese government as a “High and New Technology Enterprise” under the new CIT Law and entitled to the preferential CIT rate of 15% from 2009 to 2011. Under the new CIT Law, where the transitional preferential CIT policies and the preferential policies prescribed under the new CIT Law and its implementation rules overlap, an enterprise shall choose to carry out the most preferential policy, but shall not enjoy multiple preferential policies. JXLDK has chosen to complete the above mentioned 2+3 holiday for the overlapping period of 2009 and 2010. As a result, JXLDK is subject to income tax at 15% for 2011 and at 25% thereafter.

Under FEIT Law, the applicable income tax rate of LDKPV and LDKSP in 2007 was 33%. Effective January 1, 2008, LDKPV and LDKSP are subject to income tax rate of 25% pursuant to the CIT Law.

Other PRC subsidiaries were established after the effective date of the CIT Law and are subject to income tax at 25% from 2008 onwards.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

HK SAR

LDK International was incorporated in Hong Kong in September 2006 and is subject to Hong Kong Profits Tax at 16.5% on income arising in or derived from Hong Kong. No provision for Hong Kong Profits tax was made as it sustained tax losses for each of the years ended December 31, 2008, 2009 and 2010. The payments of dividends by Hong Kong tax residents are not subject to Hong Kong withholding tax.

LDK SH was incorporated in Hong Kong in January 2010 and is subject to Hong Kong Profits Tax at 16.5% on income arising in or derived from Hong Kong. No provision for Hong Kong Profits tax was made as it sustained tax losses for 2010.

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

All of the Company’s subsidiaries in Italy are incorporated in Italy and are subject to corporate income tax at 31.4%.

LDK Trading Service Germany Limited is incorporated in Germany and is subject to effective income tax rate of 32.98% which consists of 15% corporate income tax plus a solidarity surcharge of 5.5% on corporate income tax and a trade income tax rate of 17.15%.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The income tax expense (benefit) attributable to earnings (loss) from operations, which is substantially derived from PRC sources, consists of:

	Current	Deferred	Total

Year ended December 31, 2010
PRC	34,948	27,264	62,212
U.S. federal	18	—	18
U.S. state and local	8	—	8
Other jurisdictions	(672)	4,644	3,972

	34,302	31,908	66,210

Year ended December 31, 2009
PRC	8,141	(34,500)	(26,359)
U.S. federal	9	—	9
U.S. state and local	4	—	4
Other jurisdictions	5,983	(549)	5,434

	14,137	(35,049)	(20,912)

Year ended December 31, 2008
PRC	46,261	(40,250)	6,011
U.S. federal	29	—	29
U.S. state and local	12	—	12
Other jurisdictions	—	(913)	(913)

	46,302	(41,163)	5,139

Earnings (loss) before income taxes of the Group consist of the following:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2009	2010

PRC operations	25,394	(212,722)	413,120
Non-PRC operations	46,153	(42,186)	(50,443)

Total	71,547	(254,908)	362,677

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The actual income tax expense (benefit) differed from the amounts computed by applying the statutory PRC income tax rate of 25% (2008: 25% and 2009: 25%) to earnings (loss) before income taxes as a result of the following:

	Year Ended		Year Ended		Year Ended
	December 31,		December 31,		December 31,
	2008		2009		2010

Earnings (loss) before income taxes	71,547		(254,908)		362,677

Computed income tax expense (benefit)	17,887	25%	(63,727)	25%	90,669	25%
Effect of tax rate differential	(10,398)	(15)%	33,244	(13)%	7,736	2%
Change in tax rate	—	0%	—	0%	(743)	0%
Non-deductible expenses
Share-based compensation	4,154	6%	3,553	(2)%	2,762	1%
Others	56	0%	39	(0)%	77	0%
50% additional deduction of R&D expense	—	0%	(1,195)	0%	(660)	0%
Change in valuation allowance	(521)	(1)%	1,251	(0)%	4,621	1%
Tax on transfer of equity interests within the Group	—	0%	—	0%	5,103	1%
Withholding tax on capital payment	—	0%	5,950	(2)%	—	0%
Withholding tax on undistributed earnings of PRC subsidiaries	—	0%	—	0%	3,788	1%
Tax holiday	(5,897)	(8)%	—	(0)%	(44,561)	(12)%
Others	(142)	(0)%	(27)	0%	(2,582)	(1)%

Actual income tax (benefit) expense	5,139	7%	(20,912)	8%	66,210	18%

Without the tax holiday, the Group’s income tax expense would have increased by US$5,897, nil and US$44,561 for the years ended December 31, 2008, 2009 and 2010, respectively, and the impact on basic and diluted earnings (loss) per ordinary share for such periods was as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2009	2010

Impact on earnings (loss) per ordinary share:
- Basic	0.06	0.00	0.35

- Diluted	0.05	0.00	0.33

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are presented below:

	December 31,	December 31,
	2009	2010

Deferred income tax assets:
Inventories write-down	14,552	582
Impairment loss on equipment	440	418
Provision for accounts receivable and prepayments to suppliers	5,376	7,232
Loss on firm purchase commitment	140	173
Accruals	156	1,924
Capital lease obligation	753	1,785
Deferred revenue	16,885	18,222
Tax loss carry forwards	28,617	5,926
Government subsidy	—	7,012

Total gross deferred income tax assets	66,919	43,274
Less: valuation allowance	(1,251)	(5,872)

Deferred income tax assets, net of valuation allowance	65,668	37,402

Deferred income tax liabilities:
- Interest capitalized in relation to plant and equipment	(8,545)	(10,549)
- Fixed assets	(1,165)	(185)
- Withholding tax on undistributed earnings of PRC subsidiaries	—	(3,788)

Total gross deferred income tax liabilities	(9,710)	(14,522)

Net deferred income tax asset	55,958	22,880

Classification on consolidated balance sheets:
Deferred income tax assets:
- Current	47,590	15,914
- Non-current	16,913	21,303
Deferred income tax liabilities:
- Non-current	(8,545)	(14,337)

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. As of December 31, 2010, the valuation allowance of US$5,872 was related to the deferred income tax assets for tax loss carry forwards attributable to certain European subsidiaries, LDK International, LDKSH and LDKAH. No valuation allowance was recorded against other deferred income tax assets of the Group attributable to other PRC subsidiaries. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management considers the scheduled reversal of deferred income tax liability, projected future taxable income and tax planning strategies in making this assessment. In order to fully utilize the deferred income tax asset, certain PRC subsidiaries will need to generate future taxable income of approximately US$177,150.

Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible or can be utilized, and taking into account the availability of the tax planning strategies, management believes it is more likely than not that the Group will

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

realize the benefits of these deductible differences, net of the valuation allowance, as of December 31, 2010. The amount of the deferred income tax assets considered realizable; however, could be reduced in the near term if estimates of future taxable income are reduced.

As of December 31, 2010, the Group has tax loss carryforwards of approximately US$27,378 for certain PRC and overseas subsidiaries. Tax losses of the PRC subsidiaries of US$4,671 as of December 31, 2010 will expire starting from December 31, 2014 if unutilized. Tax losses of HK subsidiaries of US$14,779 as of December 31, 2010 can be utilized indefinitely.

The CIT Law and its relevant regulation also imposed a 10% withholding income tax for dividends distributed by the PRC subsidiaries to the Company for distribution of earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. Under the previous FEIT Law, no withholding tax was required. The Company did not recognize deferred income tax liabilities of US$7.2 million for the undistributed earnings of approximately US$72.4 million of the PRC subsidiaries as of December 31, 2010 as management considers these earnings to be reinvested indefinitely in the PRC.

As of January 1, 2007 and for each of the three years ended December 31, 2008, 2009 and 2010, the Group has no unrecognized tax benefits relating to uncertain tax positions and accordingly no related interest and penalties. Also, management does not expect that the amount of unrecognized tax benefits will increase significantly within the next 12 months.

The Group’s subsidiaries file their income tax returns in the PRC, Hong Kong, United States and European Union. According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation extends to five years under special circumstances, where the underpayment of taxes is more than RMB 100 thousand (US$15). In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. Accordingly, the income tax returns of the Group’s operating subsidiaries in the PRC for the years ended December 31, 2005 through 2010 are open to examination by the PRC state and local tax authorities. The income tax returns of LDK International are open to audit for the years ended December 31, 2006 through 2010 under the statute of limitation established by the Hong Kong Inland Revenue Ordinance.

The PRC tax system is subject to substantial uncertainties. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Group’s PRC entities to substantial PRC taxes in the future.

(18)	COMMITMENTS AND CONTINGENCIES

(a)	Capital commitments

Capital commitments outstanding at December 31, 2009 and 2010 not provided for in the financial statements were as follows:

	December 31,	December 31,
	2009	2010

Purchase of property, plant and equipment	468,460	857,275

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Purchase commitments

The Group has entered into several purchase agreements with certain suppliers whereby the Group is committed to purchase a minimum amount of raw materials to be used in the manufacture of its products:

	December 31,	December 31,
	2009	2010

Future minimum purchases	5,987	4,920

(c)	Litigation

i)	Class action lawsuits

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

On February 17, 2010, the Company and the plaintiff jointly entered into a proposed class settlement agreement (“settlement agreement”) with total settlement amount of US$16 million. The Group recorded this settlement amount under accrued legal settlement in the consolidated balance sheet as of December 31, 2009. The Company also recorded US$6 million as insurance recoveries receivable from insurance carrier as of December 31, 2009 because the Company determined that it was probable to realize the claim for recovery of the loss at this amount. On June 21, 2010, the court granted final approval of class action settlement. The insurance recoveries receivable and accrued legal settlement were fully paid in 2010.

(19)	ORDINARY SHARES

During 2006, the Company issued 75,000,000 ordinary shares at par value of US$0.10 per share (adjusted for the ten-for-one share split effected on July 18, 2006);

In June 2007, the Company issued 14,007,700 American Depositary Shares (“ADSs”), representing 14,007,700 ordinary shares. The Company’s ADSs are quoted on the New York Stock Exchange;

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

In June 2008 and November 2010, the Company respectively issued 750,000 and 1,500,000 ordinary shares to a third party service company in preparation for any future exercise of share options. Ordinary shares held by the service company are reduced when share options are exercised by employees. As these ordinary shares are held by this service company on behalf of the Company and do not contain any voting and dividend rights, they are

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

considered as issued but not outstanding shares and have been excluded in the number of outstanding ordinary shares and the EPS figures as disclosed in the consolidated financial statements as of and for the year ended December 31, 2008, 2009 and 2010. Those ordinary shares held by the service company were 390,653, 249,406 and 1,393,362 ordinary shares as at December 31, 2008, 2009 and 2010 respectively.

In December 2009, the Company issued 16,520,000 ADSs, representing 16,520,000 ordinary shares, at a price of US$7.00 per ADS, raising approximately US$109,225 net of related expenses of US$6,415;

During 2009, 141,247 of vested share options granted to executives and employees were exercised, resulting in the issuance of 141,247 ordinary shares.

In January 2010, the Company issued 1,645,900 ADSs, representing 1,645,900 ordinary shares, at a price of US$7.00 per ADS, raising approximately US$11,061 net of related expenses of US$461;

During 2010, 1,532,712 of vested share options granted to executives and employees were exercised, resulting in the issuance of 1,532,712 ordinary shares.

(20)	STATUTORY RESERVE

Under the Law of the PRC on Enterprises with Wholly Owned Foreign Investment, the Company’s subsidiaries in the PRC are required to allocate at least 10% of their after tax profits, after making good of accumulated losses as reported in their PRC statutory financial statements, to the general reserve fund and have the right to discontinue allocations to the general reserve fund if the balance of such reserve has reached 50% of their registered capital. A transfer of US$10,979, US$ nil and US$28,599 from retained earnings to statutory reserve was recorded for the years ended December 31, 2008, 2009 and 2010 respectively.

(21)	SHARE BASED COMPENSATION

On July 31, 2006, the Company adopted the 2006 Stock Incentive Plan (the “Plan”), which is to recognize and acknowledge the contributions the eligible participants made to the Company and to the business. As of December 31, 2010, options to purchase up to 13,295,026 ordinary shares are authorized under the Plan. Share options were granted with an exercise price less than or equal to the stock’s fair value at the date of grant and have a term of three to five years. Generally, share option granted vest over 3 to 5 years from date of grant while certain options granted vest immediately.

The fair value of the option award is estimated on the date of grant using a lattice-based option valuation model, which incorporates ranges of assumptions for inputs as noted in the following table. Prior to the Initial Public Offering (“IPO”) in June 2007, because the Company did not maintain an internal market for its shares, the expected volatility was based on the historical volatilities of comparable publicly traded companies engaged in similar industry. The Company uses historical data to estimate employee termination within the valuation model. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The employees that were granted the share options are expected to exhibit the same behavior. Since the share options once exercised will primarily trade in the U.S. capital market and there was no comparable PRC zero coupon rate, the risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury Note as of the grant date.

Following the Company’s IPO, because the Company does not have a sufficient historical transaction data to date to calculate the volatility, the expected volatility was still based on the historical volatilities of comparable publicly traded companies engaged in similar industry until 2010 during which the Company’s calculation of expected volatility was based on the historical volatility of the Company’s stock price. Other computational methodologies and assumptions remained unchanged.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2008	2009	2010

Expected volatility	49.81%~60.06%	60.89%~62.31%	70.28%~88.64%
Expected dividends	0%	0%	0%
Expected term	3.07~9.37 years	9.42~9.50 years	5.91~8.56 years
Risk-free interest rate	2.88%~3.85%	2.22%~2.85%	2.44%~3.88%
Estimated fair value of underlying ordinary shares	US$14.32~US$43.30	US$5.84~US$9.80	US$5.50~US$9.54

Prior to the IPO, the estimated fair value of the underlying ordinary shares granted was determined based on a valuation analysis performed by Sallmanns based on various generally accepted valuation methodologies. Management determined that the income approach was appropriate to determine the fair value of the Company’s business.

The weighted-average grant-date fair value of options granted during the year ended December 31, 2008, 2009 and 2010 was US$11.20, US$8.19 and US$5.76 per share, respectively. The Company recorded non-cash share-based compensation expense of US$16,614, US$14,212 and US$11,044 for the years ended December 31, 2008, 2009 and 2010 respectively, in respect of share options granted to employees, of which US$2,783 (2009: US$3,381; 2008: US$3,667) was allocated to costs of goods sold, US$7,717 (2009: US$10,478; 2008: US$12,609) was allocated to general and administrative expenses, US$57 (2009: US$32; 2008: US$27) was allocated to selling expenses and US$487 (2009: US$321; 2008: US$311) was allocated to research and development costs. No non-cash share-based compensation expense was incurred for the years ended December 31, 2008, 2009 and 2010 respectively in respect of share options granted to non-employees.

A summary of options for the years ended December 31, 2008, 2009 and 2010 is presented below:

					Weighted		Weighted
				Number	Average		Average
				of Total	Exercise		Remaining	Aggregate
		Non-		Shares Involved	Price		Contractual	Intrinsic
	Employees	Employees	Investors	in the Option	Per Share		Term	Value

For the year ended December 31, 2008
Outstanding as of December 31, 2007	8,180,350	130,000	200,000	8,510,350	US$	10.50

Granted during 2008	464,300	—	—	464,300	US$	19.99
Exercised	(2,065,696)	—	(200,000)	(2,265,696)	US$	5.62
Forfeited or cancelled	(310,455)	—	—	(310,455)	US$	30.78
Outstanding as of
December 31, 2008	6,268,499	130,000	—	6,398,499	US$	11.93	3.31 years	31,284

Vested or expected to vest as of December 31, 2008	6,268,499	130,000	—	6,398,499	US$	11.93	3.31 years	31,284

Exercisable as of December 31, 2008	1,636,235	86,667	—	1,772,902	US$	12.93	3.04 years	8,919

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

					Weighted		Weighted
				Number	Average		Average
				of Total	Exercise		Remaining	Aggregate
		Non-		Shares Involved	Price		Contractual	Intrinsic
	Employees	Employees	Investors	in the Option	Per Share		Term	Value

For the year ended December 31, 2009
Outstanding as of December 31, 2008	6,268,499	130,000	—	6,398,499	US$	11.93

Granted during 2009	710,400	—	—	710,400	US$	11.20
Exercised	(41,247)	(100,000)	—	(141,247)	US$	5.56
Forfeited or cancelled	(604,796)	—	—	(604,796)	US$	26.94
Outstanding as of
December 31, 2009	6,332,856	30,000	—	6,362,856	US$	10.57	2.0 years	7,039

Vested or expected to vest as of December 31, 2009	6,332,856	30,000	—	6,362,856	US$	10.57	2.0 years	7,039

Exercisable as of December 31, 2009	4,406,936	30,000	—	4,436,936	US$	9.20	1.97 years	6,839

					Weighted		Weighted
				Number	Average		Average
				of Total	Exercise		Remaining	Aggregate
		Non-		Shares Involved	Price		Contractual	Intrinsic
	Employees	Employees	Investors	in the Option	Per Share		Term	Value

For the year ended December 31, 2010
Outstanding as of December 31, 2009	6,332,856	30,000	—	6,362,856	US$	10.57

Granted during 2010	6,818,437	—	—	6,818,437	US$	7.12
Exercised	(1,532,712)	—	—	(1,532,712)	US$	4.55
Forfeited or cancelled	(503,463)	—	—	(503,463)	US$	21.29
Outstanding as of December 31, 2010	11,115,118	30,000	—	11,145,118	US$	8.80	6.43 years	29,992

Vested or expected to vest as of December 31, 2010	11,111,574	30,000	—	11,141,574	US$	8.80	6.43 years	29,984

Exercisable as of December 31, 2010	3,806,683	30,000	—	3,836,683	US$	11.28	1.39 years	8,756

The total intrinsic value of options exercised during the years ended December 31, 2008, 2009 and 2010 was US$62,202, US$711 and US$4,719 respectively.

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

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2010, there was US$37,834 (2009: US$10,577) of total unrecognized compensation cost related to non-vested share options. This cost is expected to be recognized over a weighted average period of approximately 4.1 years (2009: 2.2 years). The Company is expected to issue new shares to satisfy share option exercises. Cash received from the exercise of options under the share option plans during 2010 was US$6,968 (2009: US$786).

(22)	EARNINGS (LOSS) PER SHARE

The computation of basic and diluted earnings (loss) per share is as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2009	2010

Numerator used in basic earnings (loss) per share
Net income (loss) attributable to LDK Solar Co., Ltd. shareholders	66,408	(234,225)	290,797

Plus interest expenses and amortization of convertible senior notes issuance costs and debt discount	—	—	19,278

Numerator used in diluted earnings (loss) per share	66,408	(234,225)	310,075

Shares (denominator):
Weighted average number of ordinary shares outstanding used in computing basic earnings (loss) per share	104,994,312	107,238,244	125,580,754

Plus incremental weighted average number of ordinary shares from assumed conversion of stock options using the treasury stock method	4,246,126	—	841,673
Plus incremental weighted average number of ordinary shares from assumed conversion of convertible senior bond using the as-if converted method	—	—	10,145,865

Weighted average number of ordinary shares outstanding used in computing diluted earnings (loss) per share	109,240,438	107,238,244	136,568,292

Earnings (loss) per share — basic	0.63	(2.18)	2.32

Earnings (loss) per share — diluted	0.61	(2.18)	2.27

The computation of basic and dilutive earnings (loss) per share for the years ended December 31, 2008, 2009 and 2010 reflects a reduction for weighted average of 3,432,784 ordinary shares, 6,345,450 ordinary shares and 6,345,450 ordinary shares respectively deemed to have been retired as a result of the Prepaid Forward Contracts (see Note 16).

During the year ended December 31, 2010 the Group’s dilutive potential ordinary shares outstanding consist of convertible senior notes and share options. The computation of diluted earnings per share for the year ended December 31, 2010 assume conversion of the convertible senior notes because, when applying the as-if converted method, the effect of the 10,145,865 ordinary shares issuable upon conversion of the convertible senior notes under the conversion terms of the convertible senior notes agreements was dilutive. In computing diluted earnings per share for the year ended December 31, 2010, there was dilutive effect of outstanding share options of 841,673 by applying the treasury stock method because the ordinary shares assumed to be issued upon the exercise of the share options was more than the number of shares assumed to be purchased at the average estimated fair value during the period. The proceeds used for the assumed purchase include the sum of the exercise price of the share options and the average unrecognized compensation cost.

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

(23)	GEOGRAPHIC REVENUE INFORMATION AND CONCENTRATION OF RISK

The following table summarizes the Group’s net revenues, based on the geographic location of the customers:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2009	2010

Mainland China	463,101	274,019	858,988
Germany	418,671	165,891	512,464
Europe excluding Germany	196,000	57,944	380,339
Asia Pacific excluding mainland China and Taiwan	132,866	198,484	306,072
Taiwan	361,622	354,126	260,100
North America	71,235	47,574	191,384

Total net revenue	1,643,495	1,098,038	2,509,347

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Significant concentrations

The carrying amounts of cash and cash equivalents, pledged bank deposits, trade accounts receivable, prepayments and other current assets represent the Group’s maximum exposure to credit risk in relation to financial assets. As of December 31, 2010, substantially all of the Group’s cash and cash equivalents and pledged bank deposits were held in major financial institutions located in the mainland China, the Hong Kong Special Administrative Region and European Union, which management believes have high credit ratings. As of December 31, 2010 cash and cash equivalents and pledged bank deposits held in mainland China, Hong Kong and European financial institutions amounted to US$749,884 in total and were denominated in the following currencies:

	US$	EURO	RMB	HKD
	(000’s)	(000’s)	(000’s)	(000’s)

In mainland China	52,945	417	4,428,557	—
In Hong Kong	19,658	150	—	643
In European Union	—	5,774	—	—

Total in original currency	72,603	6,341	4,428,557	643

US$ equivalent	72,603	8,433	668,694	83

The following represents the amount of sales to customers that directly or indirectly contributed, on an individual basis, 10% or more of revenue for the years ended December 31, 2008, 2009 and 2010:

	December 31,	December 31,	December 31,
	2008	2009	2010

Customer A	335,409	117,893	212,393
Customer B	100,609	137,393	109,597

Accounts receivable balances due from the above customers are as follows:

	December 31,	December 31,
	2009	2010

Customer A	29,343	9,563
Customer B	11,525	56,185

A significant portion of the Company’s outstanding accounts receivables is derived from sales to a limited number of customers. As of December 31, 2009 and 2010, in addition to the accounts receivable balances due from customers disclosed above, outstanding accounts receivables with individual customers in excess of 10% of total accounts receivables are as follows:

	December 31,	December 31,
	2009	2010

Customer C.	—	41,135
Customer D	23,285	698

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

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In order to secure stable supply of polysilicon and other raw materials, the Group makes prepayments to certain suppliers. Such amounts are recorded as prepayments to suppliers on the consolidated balance sheets and amounted to US$168,755 as of December 31, 2010 (2009: US$105,722). The Group makes the prepayments without receiving collateral for such payments. As a result, the Group’s claims for such prepayments would rank only as an unsecured claim, which exposes the Group to the credit risks of the suppliers. A provision for doubtful recoveries of US$20,582, US$17,874 and US$4,749 for prepayments to suppliers included under current assets was recognized for the years ended December 31, 2008, 2009 and 2010, respectively. As of December 31, 2009 and 2010, outstanding prepayments to individual suppliers in excess of 10% of total prepayments to suppliers, net are as follows:

	December 31,	December 31,
	2009	2010

Supplier A	31	60,826
Supplier B	18,626	18,126
Supplier C	11,577	2,391
Supplier D	16,109	—

In addition to the above, the Group also made significant prepayments to Best Solar for purchase of modules, which were recorded under due from related parties. See note 24 (b) for details.

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

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Solar energy application requires significant initial capital investment. Industry demand for solar energy products depends on the availability of financing to downstream customers. The Group’s business and results of operations were adversely affected by the global financial crisis from the last quarter of 2008, which led to extreme volatility in security prices, severely diminished liquidity and credit availability. Severe erosion on average selling price of the Group’s products extended into 2009 from the last quarter of 2008 although demand for the Group’s products progressively rebounded from the second quarter of 2009 as the global economy gradually recovers. Many of our customers who experienced difficulty in obtaining financing during the economic slowdown have regained access to credit and resumed execution of sales contract temporarily suspended or delayed in the fourth quarter of 2008 and first quarter of 2009. However, the sustainable growth in solar energy market still has great uncertainty as the ultimate stabilization of global credit and lending environment is uncertain under the current macroeconomic market. Demand for our products might fluctuate if solar industry end-customers are not able to finance PV systems at a competitive cost.

We cannot assure that there will be no further deterioration of the global credit condition and any resulting effects of changes, including those described above, may have a material and adverse effect on the Group’s business, results of operations and financial condition in 2011.

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

(24)	RELATED PARTY TRANSACTIONS

For the periods presented, in addition to the guarantees and security provided by related parties for the Group’s bank borrowings in Note (10), the principal related party transactions and amounts outstanding with the related parties are summarized as follows:

	Year	Year	Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2008	2009	2010

Sales of wafers under related parties arrangement (note a)	—	56,132	—
Purchases of modules production equipment from Best Solar (note b)	—	—	21,248
Purchases of inventories from Best Solar (note b)	—	78,079	80,869
Sales of modules and cells to Best Solar (note b)	—	—	4,587
Purchases of low value consumables from a related party (note c)	1,141	509	1,993
Purchases of auxiliary from a related party (note d)	—	—	7,821
Purchases of crucibles from an associate (note e)	3,011	1,271	14,252
Loan obtained from a related party (note f)	2,195	—	—

(a)	During the year ended December 31, 2009, JXLDK entered into three wafer sales contracts with Gintech and one wafer sales contract with Motech with contract values of US$52,350 and US$3,782, respectively (collectively referred as “Wafer Sales Contracts”). In addition, Gintech and Motech entered into agreements to sell corresponding quantities of cells (“Cell Sales Agreement”) to Best Solar. The Company respectively agreed with Gintech and Motech that these Wafer Sales Contracts will be void if Best Solar did not procure the cells from Gintech and Motech pursuant to the Cell Sales Agreement. During the year ended December 31, 2009, JXLDK recognized revenue of US$56,132 relating to these Wafer Sales Contracts when Gintech and Motech accepted delivery of wafers supplied by the Group and Best Solar accepted delivery of cells respectively supplied by Gintech and Motech.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	On February 28, 2010, the Group purchased the crystalline module production equipment from Best Solar at a consideration of US$21,248, which approximates their carrying value as recorded in the books of Best Solar.

The Group purchased the crystalline modules of US$78,079 and US$29,426 from Best Solar during the year ended December 31, 2009 and 2010 respectively. The Group also purchased raw materials and supplies relating to crystalline modules production of US$51,443 from Best Solar during the year ended December 31, 2010. Furthermore, the Group made prepayment of US$15,573 to Best Solar under a thin-film module purchase agreement during the year ended December 31, 2010 and made prepayments of US$37,615 to Best Solar for crystalline module purchases and processing during the year ended December 31, 2009.

The Group sold crystalline modules and cells of US$4,587 to Best Solar during the year ended December 31, 2010.

The outstanding amounts due from Best Solar as of December 31, 2009 and 2010 were US$37,615 and US$44,839 respectively. The outstanding amounts due to Best Solar as of December 31, 2009 and 2010 were US$35,969 and US$ nil respectively.

(c)	The Group purchased low value consumables from Jiangxi Liouxin Industry Co., Ltd., (“JXLXI”) which is a company controlled by Mr. Peng, of US$1,141, US$509 and US$1,993 during the years ended December 31, 2008, 2009 and 2010 respectively. The outstanding amount due to JXLXI as was US$656 and US$949 as of December 31, 2009 and 2010.

(d)	The Group purchased auxiliary materials of US$7,821 from Saiwen Industry (Suzhou) Co., Ltd., (“SZSW”), a company controlled by Mr. Peng, during the year ended December 31, 2010. The outstanding amounts due to SZSW as of December 31, 2010 were US$2,211.

(e)	JXLDK also purchased crucibles from Sinoma, which is an associate of JXLDK, of US$1,271 and US$14,252 during the years ended December 31, 2009 and 2010 respectively. The outstanding amount due to Sinoma was US$2,164 and US$11,874 as of December 31, 2009 and 2010 and due from Sinoma was US$ nil and US$322 as of December 31, 2009 and 2010.

(f)	In December 2008, JXLDK borrowed US$2,195 via an unsecured loan which carried interest at a rate of 5.04% per annum from Sinoma. This loan was repaid in April 2009.

In addition to the above, certain of the Group’s executives and employees exercised share options which vested in 2007 and 2008. Pursuant to the PRC tax regulations, the income derived from the exercise of the share options is subject to individual income tax, which should be withheld by the Group from these executives and employees for payment to the PRC tax authorities. The Group had an outstanding receivable from these executives and employees of US$41,820 and US$46,262 as of December 31, 2009 and 2010 respectively in relation to the individual income tax liabilities arising from the exercise of share options by these executives and employees, which are included in other current assets.

(25)	LDK SOLAR CO., LTD. (PARENT COMPANY)

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

For the year ended December 31, 2010, US$28,599 (2009: US$ nil; 2008: US$10,979) were appropriated from retained earnings and set aside for the statutory reserve by the Company’s subsidiaries in the PRC.

As a result of these PRC laws and regulations, the Company’s subsidiaries in the PRC are restricted in its ability to transfer a portion of its net assets to either in the form of dividends, loans or advances, which consisted of paid-up capital and statutory reserve amounted to US$1,237,125 as of December 31, 2010 (2009: US$993,079).

The following presents condensed unconsolidated financial information of the Parent Company only.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Balance Sheets

	December 31,	December 31,
	2009	2010

Cash and cash equivalents	630	8,656
Insurance recoveries receivable	6,000	—
Due from subsidiaries	34,160	31,885
Prepaid expense	—	238
Other receivables	3,400	877
Investment in subsidiaries	1,250,588	1,608,564
Debt issuance costs	4,909	4,300

Total assets	1,299,687	1,654,520

Accrued expenses and other payables	11,338	7,648
Provision for legal settlement	16,000	—
Due to subsidiaries	60,524	256,749
Deferred revenue	1,758	1,780
Convertible senior notes	391,642	390,103
Total equity	818,425	998,240

Total liabilities and equity	1,299,687	1,654,520

Except for the litigation disclosed in Note 18, the Company had no contingencies, long-term obligations and guarantees as of December 31, 2009 and 2010.

Condensed Statements of operations

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2009	2010

General and administrative expenses	(3,757)	(7,229)	(7,769)
Legal settlement, net of insurance recoveries	—	(10,000)	—
Interest income	50	1	119
Interest expense and amortization of convertible senior notes issuance costs and debt discount	(14,019)	(14,574)	(19,278)
Change in fair value of prepaid forward contracts	60,028	—	—
Others	(32)	(3)	55

Earnings (loss) before income tax and equity in earnings (loss) from subsidiaries	42,270	(31,805)	(26,873)
Equity in earnings (loss) from subsidiaries	24,138	(202,420)	318,986
Income tax expense	—	—	(1,316)

Net income (loss) attributable to ordinary shareholders	66,408	(234,225)	290,797

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Condensed Statements of Cash Flows

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2009	2010

Cash flows from operating activities
Net income (loss)	66,408	(234,225)	290,797
Adjustments to reconcile net income to net cash used in operating activities:
Amortization of convertible senior notes issuance costs and debt discount	6,308	9,456	10,174
Equity in (earnings) loss from subsidiaries	(24,138)	202,420	(318,986)
Change in fair value of prepaid forward contracts	(60,028)	—	—
Others	—	—	(193)
Changes in operating assets/liabilities:
Due from subsidiaries	(1,227)	(8,790)	97,008
Due to subsidiaries	6,580	10,568	176,052
Other assets/liabilities	1,356	11,646	(10,162)

Net cash used in operating activities	(4,741)	(8,925)	244,690

Cash flows from investing activities
Investment in subsidiaries	(388,557)	(131,462)	(262,253)

Net cash used in investing activities	(388,557)	(131,462)	(262,253)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2009	2010

Cash flows from financing activities
Proceeds from related party borrowings	—	29,050	20,173
Proceeds from issuance of ordinary shares	205,104	111,800	18,029
Payment of expenses relating to share offer	(1,472)	—	(4,894)
Payment for Company’s ordinary shares under prepaid forward contract	(199,437)	—	—
Proceeds from issuance of convertible senior notes, net of issuance cost	388,743	—	—
Repurchase convertible senior bond	—	—	(7,719)

Net cash provided by financing activities	392,938	140,850	25,589

Net (decrease) increase in cash and cash equivalents	(360)	463	8,026
Cash and cash equivalents at beginning of year	527	167	630

Cash and cash equivalents at end of year	167	630	8,656

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(26)	FAIR VALUE MEASUREMENTS

Management used the following methods and assumptions to estimate the fair value of financial instruments at the relevant balance sheet date:

•	Short-term financial instruments (cash equivalents, pledged bank deposits, trade accounts receivable and payable, bills receivable and payable, short-term bank borrowings, and accrued liabilities) — cost approximates fair value because of the short maturity period.

•	Long-term bank borrowings — fair value is based on the amount of future cash flows associated with each debt instrument discounted at the Group’s current borrowing rate for similar debt instruments of comparable terms. The carrying values of the long term loans approximate their fair values as all the long-term debt carries variable interest rates which approximate rates currently offered by the Company’s bankers for similar debt instruments of comparable maturities.

•	Foreign exchange forward contract — fair value is determined by discounting estimated future cash flow, which is based on the changes in the forward rate.

•	Convertible senior notes — the estimated fair value of convertible senior notes was US$387,100 as of December 31, 2010 and was based on the quoted market price in an active market.

The table below presents the assets and liabilities measured at fair value on a recurring basis as of December 31, 2010, segregated by the level in the fair value hierarchy within which those measurements fall.

	Carrying	Fair
	Amount at	Value at
	December 31,	December 31,	Fair Value Measurements Using
	2010	2010	Level 1	Level 2	Level 3

Asset:
Foreign exchange forward contract	735	735	—	735	—

Liability:
Non-deliverable foreign exchange forward contract	(154)	(154)	—	(154)	—

In addition to the above, as disclosed in Note 16, the prepaid forward contracts entered by the Company on April 9, 2008 were measured at fair value on a recurring basis until June 17, 2008 when the conditions for physical settlement in shares were met. The change in fair value of the Prepaid Forward Contracts from the issuance date to June 17, 2008 was reported in the consolidated statements of operations for the year ended December 31, 2008. The fair value of the Prepaid Forward Contracts as of June 17, 2008 was determined by management based on valuation analysis performed by a third party independent appraiser using inputs from level 2 hierarchy.

The following table presents fair value measurements of assets and liabilities that are measured at fair value on a nonrecurring basis as of December 31, 2009:

		Quoted
		Prices in
		Active	Significant
		Markets for	Other	Significant
	Year Ended	Identical	Observable	Unobservable
	December 31,	Assets	Inputs	Inputs	Total Gains
Description	2009	(Level 1)	(Level 2)	(Level 3)	(Losses)

Long-lived assets	0	—	—	0	(1,999)

No write down on long-lived assets was made during the year ended December 31, 2010.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(27)	DERIVATIVE FINANCIAL INSTRUMENTS

The Group is exposed to certain risks relating to its ongoing business operation in the PRC. The primary risks managed by using derivative instruments are foreign currencies risks and interest rate risks.

The Company’s principal operating subsidiaries are located in the PRC with the Renminbi being their functional currency. The Company’s PRC operating subsidiaries make sales, purchases and capital expenditures and obtain bank borrowings in currencies other than Renminbi, which primarily are in U.S. dollars. Historically, the required payments in U.S. dollars resulting from purchases, capital expenditure and bank borrowings have exceeded receipts in U.S. dollars resulting from sales. Any appreciation of the U.S. dollar against the Renminbi will generally result in foreign exchange losses and adversely affect the Group’s net income. With an aim to reduce its risk exposure, the Company will, on a selected basis, enter into forward contracts with the same financial institutions to forward purchase U.S. dollars when it obtains certain bank borrowings denominated in U.S. dollars through its PRC operating subsidiaries. During the year ended December 31, 2009, the Group entered into a foreign exchange forward contract with a notional amount of US$20,000, against its U.S. denominated short term and long term bank borrowings. During the year ended December 31, 2010, the Group entered into foreign exchange forward contracts with notional amount of US$35,000 against its U.S. denominated receivables, foreign exchange forward contracts with notional amount of EUR 2,000 against its Euro denominated receivable and US$35,000 against its U.S. denominated payables.

The Group’s exposure to the risk of changes in market interest rates primarily relates to its bank borrowings. To finance its business operation and expansion, the Company’s PRC operating subsidiaries will obtain short-term and long-term bank borrowings. As of December 31, 2010, the Group had outstanding bank borrowings of US$2,106,083 in total, of which US$1,124,878 in total carries variable interest rates with effective interest rates ranging from 3.4369% to 8.4500% per annum as of December 31, 2010. Interest expenses on these banking borrowings may increase as a result of change in market interest rates. With an aim to reduce its interest rate exposure, the Group will, from time to time, enter into interest rate swap contracts with financial institutions in the PRC. During the year ended December 31, 2009 and 2010, the Group did not enter into any interest rate swap contract.

The derivative instruments relating to the foreign exchange forward contracts entered by the Group do not meet the conditions specified to qualify for hedge accounting. These derivative financial instruments are initially recognized in the balance sheet at fair value and subsequently re-measured to their fair value with changes in fair value included in determination of net income (loss).

The location and fair value amounts of derivative instruments reported in the consolidated balance sheets as of December 31, 2009 and 2010 are as follows:

	Asset Derivatives				Liability Derivatives
	December 31,		December 31,		December 31,		December 31,
	2009		2010		2009		2010
	Balance		Balance		Balance		Balance
	Sheet	Fair	Sheet	Fair	Sheet	Fair	Sheet	Fair
	Location	Value	Location	Value	Location	Value	Location	Value

Derivatives not designated as hedging instruments under ASC 815
- Foreign exchange forward contracts	Other current assets	65	Other current assets	735	—	—	—	—
- Non-deliverable foreign exchange forward contract	—	—	—	—	Other financial liabilities	(27)	Other financial liabilities	(154)

Total derivatives		65		735		(27)		(154)

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The effect of derivative instruments on the consolidated statements of operations for the years ended December 31, 2009 and 2010 are as follows:

Derivatives not		Amount of Gain Recognized
Designated as		in Income on Derivatives
Hedging Instruments	Location of Gain Recognized in	Year Ended December 31
Under ASC 815	Income on Derivatives	2009	2010

Foreign exchange forward contracts	Foreign currency exchange gain, net	140	543

Total		140	543

The Group’s derivatives instruments outstanding as of December 31, 2010 do not contain any credit-risk-related contingent features.

(28)	SUBSEQUENT EVENTS

(a)	Additional Equity offering by the Company

On February 1, 2011, the Company issued 13,800,000 ADSs, representing 13,800,000 ordinary shares at a price of US$12.4 per ADSs, receiving approximately US$164,220, net of certain expenses.

(b)	Additional RMB denominated US$-Settled senior notes offering by the Company

On February 18, 2011 and April 11, 2011, the Company respectively issued an aggregate principal amount of RMB 1,200,000 and RMB 500,000, 10% US$-Settled Senior Notes due 2014 (the “Senior Notes”) and received net proceeds from the offering, after deducting certain expenses, of approximately US$254,994. The Senior Notes bear interest at a rate of 10% per annum, payable semi-annually in arrears and will mature in the year of 2014. The indenture (the “Indenture”) governing the Senior Notes restrict the Company and/or its subsidiaries from incurring additional indebtedness, as defined in the Indenture, unless i) the company and/or its subsidiaries are able to satisfy certain financial ratios, primarily relating to the maintenance of the Consolidated Fixed Charge Coverage Ratio, as defined in the Indenture, to be not less than 2.5 to 1, and the maintenance of the Subsidiaries Indebtedness to Total Consolidated Assets ratio based on certain criteria as defined in the Indenture to be not more than 45% or ii) the Company and/or its subsidiaries are able to incur such additional indebtedness pursuant to any of the exceptions to the financial ratio requirements, and meet other applicable restrictions as specified in the Indenture.

(c)	Additional US dollar bond offering by the Company

Pursuant to a written resolution dated April 26, 2011, the Company’s board of directors approved certain Company’s officer to negotiate with other parties (the “Other Parties”) for the execution of a proposed agreement and other transaction documents (the “Transaction Documents”) relating to the offering of US dollar denominated bond (the “Proposed Bond”) by the Company. Pursuant to the Transaction Documents, the Proposed Bond contains certain financial covenants that the Company and its subsidiaries need to satisfy before obtaining additional borrowings. The interest rate, price and other terms relating to the Bond Offering are to be determined by negotiation between the Company and the Other Parties.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d)	Japan Earthquake and Tsunami in March 2011

On March 11, 2011, an earthquake with a magnitude of 9.0 occurred in Japan. The earthquake was followed by a tsunami which damaged multiple nuclear reactors at the Fukushima Daiichi Nuclear Power Station. These events have not had any impact on the Company’s consolidated financial statements for the year ended December 31, 2010. During the year ended December 31, 2008, 2009 and 2010, the Group’s sales to customers in Japan accounted for nil, 2.8% and 2.1%, respectively, of the Group’s total net sales. The Group currently does not have any physical presence in Japan. To date, the Group has not experienced any significant disruption to its supply chain, delay in customer orders or cash collection difficulties with its customers as a result of these March 11, 2011 events.