Form 20-F
period 2011-12-31
LDK Solar Co., Ltd.
filed 2012-05-15
CIK 1385424

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934:

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934:

For the transition period from              to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934:

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 133,518,800 ordinary shares, par value $0.10 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) or the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant as required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Securities Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board	☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act).    Yes  ☐    No  ☒

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

CERTAIN TERMS AND CONVENTIONS

We measure our wafer production capacity in megawatts, or MW, representing 1,000,000 watts, or in gigawatts, or GW, representing 1,000 MW, each a unit of power-generating capacity. For purposes of this annual report, we have assumed an average photovoltaic, or PV, conversion efficiency rate of 15.3% for our multicrystalline wafers and cells and modules using our multicrystalline wafers prior to December 31, 2010, and 16.5% for our multicrystalline wafers and cells and modules using our multicrystalline wafers since January 1, 2011. The conversion efficiency rate of a PV cell is the percentage of light energy from the sun that the cell converts into electrical energy. This conversion efficiency rate is estimated based on feedback from our selected customers and is highly dependent on the solar cell and module production processes of these customers. Based on this conversion efficiency rate, we have further assumed that, with respect to our wafers, each 125 by 125 millimeters, or mm, wafer we produce generates approximately 2.4 watts of power prior to January 1, 2011 and 2.6 watts of power since that date; each 150 by 150 mm wafer we produce generates approximately 3.4 watts of power prior to January 1, 2011 and 3.7 watts of power since that date; and each 156 by 156 mm wafer we produce generates approximately 3.8 watts of power prior to January 1, 2011 and 4.1 watts of power since that date.

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

“We,” “us,” “our company” or “LDK Solar” refers to LDK Solar Co., Ltd., a Cayman Islands company, and its subsidiaries.

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

EXCHANGE RATE INFORMATION

We conduct substantially all of our business operations in China with a substantial portion of our sales denominated in Renminbi, while a significant portion of our costs and expenses is denominated in U.S. dollars. We make periodic reports to our shareholders in U.S. dollars. For our operations whose functional currency is not the U.S. dollar, we translate assets and liabilities using exchange rates in effect at each period end and we use the average exchange rates of the period for the statement of operations. We make no representation that any amounts in Renminbi or U.S. dollars could be or could have been converted into each other at any particular rate or at all. The PRC government imposes controls over its foreign exchange in part through regulation of the conversion between Renminbi and foreign currencies as we have disclosed in “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company and Our Industry — Fluctuations in exchange rates could adversely affect our business” and “— Risks Relating to Business Operations in China — Changes in foreign exchange and foreign investment regulations in China may affect our ability to invest in China and the ability of our PRC subsidiaries to pay dividends and service debts in foreign currencies” in this annual report.

The following table sets forth, for the periods indicated, noon buying rates for U.S. dollars in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York, which are published weekly by the Federal Reserve Board:

	Noon Buying Rate
Period	Period End	Average	High	Low
	(Renminbi per $1.00)
2007	7.2946	7.6058	7.8127	7.2946
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.0000
2011	6.2939	6.4496	6.6017	6.3187
November	6.3765	6.3564	6.3839	6.3400
December	6.2939	6.3482	6.3733	6.2939
2012
January	6.3080	6.3119	6.3330	6.2940
February	6.2989	6.3000	6.3120	6.2940
March	6.2975	6.3125	6.3315	6.2975
April	6.2790	6.3043	6.3123	6.2790

Annual averages in the above table are calculated by averaging the noon buying rates on the last business day of each month during the year. Monthly averages are calculated by averaging the noon buying rates for all days during the month or the elapsed portion thereof.

On May 11, 2012, the noon buying rate for U.S. dollars in effect in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 = Rmb 6.3097.

FORWARD-LOOKING STATEMENTS

This annual report includes “forward-looking statements” within the meaning of, and intended to qualify for the safe harbor from liability established by, the United States Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Some of the risks are listed under “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report. In some cases, you can identify these forward-looking statements by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,”, “would,” or similar expressions, including their negatives. These forward-looking statements include, without limitation, statements relating to:

•	our goals and strategies;

•	our future business development, results of operations and financial condition;

•	our plans to expand our production capacity of PV products;

•	expected growth of and changes in the PV industry, solar power industry and renewable energy industry;

•	our ability to maintain and strengthen our position as a leading vertically integrated manufacturer of PV products;

•	our ability to maintain a strong relationship with any particular supplier or customer;

•	effect of competition on demand for and price of our products;

•	determination of the fair value of our ordinary shares and American depositary shares, or ADSs;

•	any government subsidies and economic incentives to us or to the PV industry;

•	PRC governmental policies regarding foreign investments;

•	our contemplated equity offerings and debt re-financings; and

•	risks identified under “Item 3. Key Information — D. Risk Factors” in this annual report.

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

The following selected consolidated statement of operations data (other than ADS data) and selected consolidated statement of cash flows data for the years ended December 31, 2009, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations data (other than ADS data) and selected consolidated statements of cash flows data for the years ended December 31, 2007 and 2008 and the selected consolidated balance sheet data as of December 31, 2007, 2008 and 2009 are derived from our audited consolidated financial statements not included in this annual report. You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects” in this annual report. We have prepared our consolidated financial statements in accordance with generally accepted accounting principles, or GAAP, in the United States, or U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period.

We were incorporated in the Cayman Islands on May 1, 2006 as the holding company for, and currently conduct our operations mainly through, subsidiaries in China, including Jiangxi LDK Solar Hi-Tech Co., Ltd., or Jiangxi LDK Solar, Jiangxi LDK PV Silicon Technology Co., Ltd., or Jiangxi LDK Silicon, Jiangxi LDK Solar Polysilicon Co., Ltd., or Jiangxi LDK Polysilicon, LDK Solar Hi-Tech (Nanchang) Co., Ltd., or LDK Nanchang, LDK Solar Hi-Tech (Suzhou) Co., Ltd., or LDK Suzhou, LDK Solar Hi-Tech (Xinyu) Co., Ltd., or LDK Xinyu and LDK Solar Hi-Tech (Hefei) Co., Ltd., or LDK Hefei. We have restructured our polysilicon business so that LDK Silicon & Chemical Technology Co., Ltd., our wholly owned subsidiary incorporated under the laws of the Cayman Islands, or LDK Silicon, holds indirectly all of our polysilicon businesses operated by Jiangxi LDK Silicon and Jiangxi LDK Polysilicon in China.

The following table presents our selected consolidated statement of operations data for the periods specified.

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(In thousands, except per share and per ADS data)
Consolidated Statement of Operations Data
Net sales	$523,946	$1,643,495	$1,098,038	$2,509,347	$2,157,813
Inventory write-downs	(4,170)	(311,999)	(180,213)	(6,113)	(305,175)
Gross profit (loss) (1)	170,237	88,356	(113,583)	557,835	(39,661)
Provision for doubtful recoveries of prepayments to suppliers and trade accounts receivable	—	(20,582)	(22,425)	(3,872)	(174,315)
Income (loss) from operations (2)	146,802	8,990	(230,132)	434,917	(460,246)
Interest expense and amortization of debt issuance costs and debt discount (3)	(9,419)	(38,162)	(50,068)	(95,012)	(189,938)
Government subsidy	3,461	19,665	26,927	5,625	33,698
Change in fair value of prepaid forward contracts	—	60,028	—	—	—
Earnings (loss) before income taxes	143,301	71,547	(254,908)	362,677	(604,813)

Net income (loss) (4)	$144,059	$66,408	$(233,996)	$296,467	$(608,954)

Earnings attributable to non-controlling interests	—	—	(229)	(5,670)	(393)
Earnings attributable to redeemable non-controlling interests	—	—	—	—	(11,522)

Net income (loss) attributable to our shareholders	144,059	66,408	(234,225)	290,797	(620,869)
Accretion to redemption value of redeemable non-controlling interests	—	—	—	—	(34,590)
Accretion of Series A, Series B and Series C preferred shares to redemption values	(4,937)	—	—	—	—

Net income (loss) available to our shareholders (4)	139,122	66,408	(234,225)	290,797	(655,459)

Earnings (loss) per ordinary share (4)
Basic	$1.50	$0.63	$(2.18)	$2.32	$(4.90)
Diluted	$1.37	$0.61	$(2.18)	$2.27	$(4.90)
Earnings (loss) per ADS(5)
Basic	$1.50	$0.63	$(2.18)	$2.32	$(4.90)
Diluted	$1.37	$0.61	$(2.18)	$2.27	$(4.90)
Ordinary shares used in computation
Basic	92,674	104,994	107,238	125,581	133,807
Diluted	104,859	109,240	107,238	136,568	133,807

(1)	Gross profit (loss) for the years ended December 31, 2007, 2008, 2009, 2010 and 2011 reflected $1,772,000, $3,667,000, $3,381,000, $2,783,000 and $1,881,000 of share-based compensation expense allocated to cost of goods sold, respectively.
(2)	Income (loss) from operations for the years ended December 31, 2007, 2008, 2009, 2010 and 2011 reflected $9,390,000, $16,614,000, $14,212,000, $11,044,000 and $9,927,000 of share-based compensation expense, respectively.
(3)	Interest expense for the years ended December 31, 2007, 2008, 2009, 2010 and 2011 included nil, $14,019,000, $14,574,000, $19,278,000 and $7,690,000, respectively, related to interest and the amortization of issuance costs and debt discount of our 2013 convertible notes issued in April 2008.

(4)	Our PRC subsidiary, Jiangxi LDK Solar, is entitled to a tax holiday of 2-year full tax exemption followed by 3-year 50% reduction in the income tax rate starting from 2006 under the then effective tax rules and regulations. Such tax holiday is grandfathered by the PRC Enterprise Income Tax Law effective since January 1, 2008 and its relevant regulations. Without this tax holiday, our income tax expense would have increased and our net income and net income available to our shareholders would have been reduced by approximately $53,316,000, $5,897,000 and $44,561,000 for the years ended December 31, 2007, 2008 and 2010, respectively. Our basic earnings per share would have been reduced by $0.58, $0.06 and $0.35 for the years ended December 31, 2007, 2008 and 2010, respectively, and our diluted earnings per share would have been reduced by $0.51, $0.05 and $0.33 for the years ended December 31, 2007, 2008 and 2010, respectively. As Jiangxi LDK Solar incurred loss for the years ended December 31, 2009 and 2011, the above mentioned tax holiday had no impact on our income tax expense, net loss, net loss available to our shareholders, basic loss per share and diluted loss per share for the years ended December 31, 2009 and 2011.
(5)	“ADS” refers to any of our American depository shares, each representing one ordinary share.

The following table presents our selected consolidated balance sheet data as of the dates specified.

	As of December 31,
	2007	2008	2009	2010	2011
	(In thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$83,470	$255,523	$384,761	$202,127	$244,072
Pledged bank deposits	135,950	83,383	68,913	503,721	565,062
Inventories	349,997	616,901	432,193	474,612	654,947
Trade accounts and bills receivable, net	3,767	97,808	217,892	384,265	491,407
Prepayments to suppliers, net	138,193	71,214	40,784	112,448	28,178
Total current assets	741,748	1,237,642	1,386,445	1,975,421	2,350,922
Property, plant and equipment, net	336,763	1,697,203	2,608,725	2,993,213	3,872,361
Deposits for purchases of property, plant and equipment and land use right	151,233	233,296	32,529	144,298	151,701
Inventories to be processed beyond one year	29,981	—	10,947	13,024	—
Prepayments to suppliers expected to be utilized beyond one year	18,994	33,617	26,482	14,318	11,153
Total assets	1,309,986	3,373,372	4,384,209	5,492,157	6,853,861
Short-term borrowings and current installments of long-term borrowings	264,101	666,200	980,359	1,501,588	2,032,023
Advance payments from customers, current installments	141,223	256,411	199,075	196,812	210,412
Convertible senior notes, less debt discount	—	—	—	355,445	—
Total current liabilities	522,014	1,510,955	2,220,026	3,577,822	4,450,317
Long-term borrowings, excluding current installments	25,125	154,252	408,062	604,495	890,432
Advance payments from customers — non-current	67,554	487,577	177,773	148,022	121,740
Other payable due to customers	—	—	172,848	752	—
Convertible senior notes, less debt discount	—	385,685	391,642	34,658	23,733
Rmb-denominated US$-settled senior notes, less debt discount	—	—	—	—	258,827
Total liabilities	616,915	2,583,505	3,507,273	4,472,419	6,009,243
Redeemable non-controlling interests	—	—	—	—	219,694
Ordinary shares	10,604	11,311	12,977	13,295	13,352
Non-controlling interests	—	—	37,511	498	15,008
Total equity	$693,071	$789,867	$876,936	$1,019,738	$624,924

The following table sets forth our selected consolidated statement of cash flows data for the periods specified:

	Year Ended December 31,
	2007	2008	2009	2010	2011
	(In thousands)
Consolidated Statement of Cash Flows Data
Net cash (used in) provided by operating activities	$(80,663)	$333,061	$18,614	$559,993	$(286,968)
Net cash used in investing activities	(328,623)	(1,247,174)	(797,315)	(929,118)	(816,044)
Net cash provided by financing activities	$462,324	$1,087,698	$907,315	$180,388	$1,138,499

The following table sets forth our other selected financial and operating data for the periods specified.

	Year Ended December 31,
	2007	2008	2009	2010	2011
Other Financial and Operating Data
Gross margin (1)	32.5%	5.4%	(10.3)%	22.2%	(1.8)%
Operating margin (1)	28.0	0.5	(21.0)	17.3	(21.3)
Net margin (1)	27.5%	4.0%	(21.3)%	11.8%	(28.2)%
Polysilicon production (in MT)	—	—	225	5,052	10,455
Average polysilicon selling price (per kilogram)	$—	$—	$—	$59.64	$56.46
Wafers sold (in MW)	223.8	636.3	898.1	1,717.6	1,540.7
Average wafer selling price (per watt)	$2.24	$2.35	$1.05	$0.89	$0.67
Modules sold (in MW)	—	—	32.7	346.1	551.0
Average module selling price (per watt)	$—	$—	$1.81	$1.83	$1.31

(1)	Gross margin, operating margin and net margin represent gross profit (loss), income (loss) from operations and net income (loss), respectively, divided by net sales.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

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

As of December 31, 2009, 2010 and 2011, we had a working capital deficit (being our total consolidated current liabilities less our total consolidated current assets) of $833.6 million, $1,602.4 million and

$2,099.4 million. We incurred a net loss of $234.0 million and $609.0 million, respectively, for the years ended December 31, 2009 and 2011 although we generated a net profit of $296.5 million for the year ended December 31, 2010. As of December 31, 2011, we had cash and cash equivalents of $244.1 million. The majority of our cash and cash equivalents was held by our subsidiaries in China. In addition, we had short-term borrowings and current installments of our long-term borrowings totaling $2,032.0 million as of December 31, 2011, most of which were the obligations of our subsidiaries in China. These factors raise substantial doubt as to our ability to continue as a going concern.

PV business is capital-intensive. We have expended significant financial resources in order to construct, improve, ramp up and adjust our vertically integrated PV operations. We have financed a substantial portion of our capacity expansion by relying on short-term borrowings and prepayments from our customers. Although PRC commercial banks have made short-term financings available to us, it is almost impossible for us to secure long-term financings from them for our projects if we have yet to receive the final project approvals from the National Development and Reform Commission, or NDRC, and other applicable governmental authorities in China. The NDRC approval process is time-consuming, and we typically commence our preparatory and other construction work as approved by the other relevant governmental authorities before we have obtained the final NDRC approval necessary for us to commission a project. The lack of long-term financings in China and the on-going difficulties in the global financial markets have adversely impacted and may continue to adversely affect our liquidity, capital expenditure financing and working capital.

As of December 31, 2011, we had a working capital deficit (total consolidated current liabilities exceeding total consolidated current assets) of $2,099.4 million. As of the same date, we had cash and cash equivalents of $244.1 million, most of which were held by our subsidiaries in China with approximately 89.2% of our short term bank borrowings and current installments of our long-term debt totaling $1,869.6 million residing with these subsidiaries. Taking into account of our unaudited financial results for the fourth quarter of 2011, our “Consolidated Fixed Charge Coverage Ratio,” as defined in the indenture governing our 2014 senior notes, has been negatively impacted as a result of a significant reduction of the aggregate amount of our “Consolidated EBITDA,” as defined in the indenture governing our 2014 senior notes, for the four most recent full fiscal quarters, while our “Consolidated Fixed Charges,” as defined in the indenture governing our senior notes, for such four-quarter period, have increased. As a result, we will not be able to incur any additional indebtedness until our “Consolidated Fixed Charge Coverage Ratio” significantly improves on the basis of our four most recent full fiscal quarters unless such indebtedness falls into one of the permitted exceptions or exemptions, such as re-financing existing indebtedness. These factors raise substantial doubt as to our ability to continue as a going concern. However, management believes it has developed a liquidity plan, as summarized below, that, if executed successfully, will provide sufficient liquidity to meet our obligations as they become due for a reasonable period of time.

•	Delaying in capital expenditure and improvement in working capital management

We have been negotiating with a number of vendors, including suppliers of equipment and construction materials, for them to provide us with lower prices or more favorable payment terms in order to achieve cost savings. We have decided to postpone a substantial portion of our planned capital expenditures for the next 12 months. In addition, we have implemented measures to more closely monitor our inventory levels and our collection of receivable balances with an aim to improving liquidity.

•	Bank Financing

To improve liquidity, we have successfully negotiated with some of our banks and will continue to negotiate with other banks to obtain revolving bank facilities to ensure our bank borrowings can be renewed on an on-going basis. From January 1 to April 30, 2012, we have obtained additional secured and unsecured short-term bank borrowings in the aggregate principal amount of $924.3 million with interest rates ranging from 2.484% to

9.500% and secured and unsecured long-term bank borrowings in the aggregate principal amount of $45.3 million with interest rates ranging from 5.900% to 7.050% (subject to repricing). We have also repaid short-term borrowings and current installments of long-term borrowings in the aggregate principal amount of $937.0 million during this period. We believe that we will be able to obtain additional facilities from the banks so that, together with our existing bank revolving facilities, we will be able to re-finance any bank loans due for repayment within the next 12 months to the extent necessary.

•	Refund of prepaid land use rights and disposal of properties

In view of our postponement in expansion, we have signed letters of intent with local governmental authorities for the return of our prepayments for land use rights. In addition, we have entered into several letters of intent to sell some of our real properties, mainly staff quarters and the corresponding land use rights, to local governmental authorities.

•	Additional equity offers

We intend to raise funds through equity offerings, including private placements and at-the-market offerings, when market conditions permit and such issuances are in the overall interests of our business.

For more information regarding our liquidity plan, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” and “Note (1) — Basis of Presentation” of our consolidated financial statements beginning on page F-1.

We believe that the measures as described in the above liquidity plan will be adequate to satisfy our liquidity requirements for the next 12 months. Our board of directors has also instructed and authorized our management to establish an ad hoc committee to be headed by Mr. Peng, our CEO, to monitor the progress of our implementation of the liquidity plan and to report to our board on a fortnightly basis. There is no assurance, however, we will be able to successfully implement the liquidity plan. If we fail to successfully execute this plan, we may not be able to continue as a going concern. Our consolidated financial statements do not reflect any adjustments relating to recoverability and classification of recorded assets or the amounts and classification of liabilities or any other adjustments that might be necessary should we be unable to continue as a going concern. Significant difficulties in our operations or a deterioration of our financial condition could also result in the exercise of broadly drafted provisions in some of our loan agreements that give our lenders the right to accelerate the payment of the loans under such circumstances. Such acceleration could potentially trigger cross-default provisions in other financing agreements, including the indentures relating to our 4.75% convertible senior notes due 2013, or our 2013 convertible notes, and our US$-settled 10% senior notes due 2014, or our 2014 senior notes, if we are unable to repay these loans upon acceleration. The occurrence of any of the foregoing events would materially and adversely affect our financial condition, results of operations and business prospects.

We have substantial existing indebtedness, in particular short-term indebtedness, and we may incur substantial additional indebtedness in the future subject to our compliance with the covenants and other requirements in our existing financing arrangements, which could adversely affect our financial condition and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations and we may not be able to refinance our current borrowings on terms that are acceptable to us, or at all.

We now have, and will continue to have, a substantial amount of indebtedness. As of December 31, 2011, our total liabilities amounted to $6,009.2 million, with outstanding short-term borrowings (including current installments of long-term borrowings) and short-term PRC notes at $2,095.5 million, and outstanding long-term borrowings (excluding current installments) and long-term PRC notes at $969.8 million. Subsequent to December 31, 2011 and up to April 30, 2012, we obtained additional secured and unsecured short-term bank borrowings in the aggregate principal amount of $924.3 million, with interest rates ranging from 2.484% to 9.500%, and secured and unsecured long-term bank borrowings in the aggregate principal amount of $45.3 million, with interest rates ranging from 5.900% to 7.050% (subject to repricing). During this period, we also repaid short-term borrowings and current installments of long-term borrowings totaling $937.0 million. We may from time to time incur substantial additional indebtedness subject to the restrictions contained in our existing financing arrangements although, as we have disclosed below, taking into account our unaudited financial results for the fourth fiscal quarter in 2011, due to our existing high leverage coupled with a net loss in the fourth quarter of 2011, our “Consolidated Fixed Charge Coverage Ratio,” as defined in the indenture governing our 2014 senior notes, has been negatively impacted as a result of a significant reduction of the aggregate amount of our “Consolidated EBITDA,” as defined in the indenture governing our 2014 senior notes, for the four most recent full fiscal quarters, while our “Consolidated Fixed Charges,” as defined in the indenture governing our 2014 senior notes, for such four-quarter period, have increased. As a result, we will not be able to incur any indebtedness until our “Consolidated Fixed Charge Coverage Ratio” significantly improves on the basis of our four most recent full fiscal quarters unless we could finance in reliance upon one of the exemptions or exceptions. If we or our subsidiaries incur additional debt, the risks that we face as a result of our indebtedness and leverage could intensify.

Our substantial existing debt and the incurrence of any additional debt could:

•	limit our ability to satisfy our obligations under our debt instruments;

•	increase our vulnerability to adverse general economic and industry conditions;

•

require us to dedicate a substantial portion of our cash flows from operations to servicing and repaying indebtedness, thereby reducing the availability of cash flows to fund our working capital, capital expenditures, dividend payments and other general corporate purposes;

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

Because the majority of our indebtedness is short-term indebtedness, we may suffer a near-term liquidity problem if we are unable to refinance these borrowings as they become due. As of December 31, 2010 and 2011, our outstanding short-term borrowings (including current installments of long-term borrowings) were $1,501.6 million and $2,032.0 million, respectively, and our short-term borrowings (excluding the current portion of long-term borrowings) bore a weighted average interest rate of 4.27% and 6.24%, respectively. Generally, our short-term loans contain no specific renewal terms, although we have historically negotiated renewals of some of our loans shortly before they would mature. However, we cannot assure you that we will be able to renew our loans in the future as they mature. If we are unable to obtain renewals of any future loans or sufficient alternative funding on reasonable terms, we will have to repay these borrowings.

In addition to our debt, pursuant to a subscription agreement dated as of December 30, 2010, China Development Bank Capital Corporation Ltd., or CDB Capital, a wholly owned subsidiary of China Development

Bank Corporation, or CDB, Excel Rise Holdings Limited and Prosper East Limited, investment funds affiliated with China Construction Bank Corporation, and Apollo Asia Investment Limited, an investment fund affiliated with Bank of China Limited, subscribed on June 3, 2011 for 240 million series A redeemable convertible preferred shares, par value $0.10 each, of LDK Silicon, or LDK Silicon preferred shares, which represented, on an as-if-converted basis, approximately 18.46% of the aggregate issued and outstanding share capital of LDK Silicon on a fully diluted basis, for an aggregate price of $240 million. Pursuant to the terms of the investment, the investors have the right to require us and/or LDK Silicon to redeem the LDK Silicon preferred shares at a redemption price equal to 100% of the subscription price plus a 23% investment internal rate of return if there should occur any material breach by us of the terms and conditions of the investment agreements prior to a qualified initial public offering by LDK Silicon (as defined in the agreement) or if LDK Silicon fails to complete such a qualified initial public offering by June 3, 2013. Under the terms of the investment, we will also be required to pay cash compensation to the investors in accordance with an agreed formula if the consolidated net profit of LDK Silicon and its subsidiaries fails to achieve a targeted net profit of $190 million in 2011. Based on the preliminary financial statements of LDK Silicon for the fiscal year 2011, we believe that we have achieved the net profit target for the year and will not be required to pay such cash compensation. In addition, the articles of association of LDK Silicon mandate an annual dividend on a pro rata basis among all existing shareholders of LDK Silicon up to an amount of its retained earnings so that the holders of LDK Silicon preferred shares will receive at least $15 million of such dividend, to the extent the declaration and distribution of such dividend are permitted by applicable laws and by contractual obligations applicable to us.

As discussed above in “— We are operating with a significant working capital deficit; if we do not successfully execute our liquidity plan, we face the risk of not being able to continue as a going concern,” obtaining additional bank financing is one element of our liquidity plan to address our liquidity problem. However, the lenders under our existing credit facilities as well as those for any new loan facilities subject to negotiation could terminate or refuse to fund additional borrowings, or raise the interest rates, under these facilities. In general, these facilities are subject to credit reviews and other conditions imposed by the lenders at the time we request additional borrowings under these facilities. In addition, our failure to comply with certain covenants in our loan and guarantee agreements may make it more difficult to obtain additional borrowings. If we are unable to borrow additional amounts under our existing credit facilities or any new facilities we negotiate, we may lack sufficient financial resources to make payments on our outstanding and future debt obligations, address our liquidity problem, or fund our other cash requirements.

Our ability to generate sufficient cash to satisfy our outstanding and future debt and other obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. For example, the PRC government may pass measures to tighten credit, including trade financing, available in the PRC market. For example, in 2011, China’s central bank, the People’s Bank of China, or PBOC, raised its benchmark one-year lending rate by an aggregate of 75 basis points to 6.56%. In addition to the higher interest rate, PBOC increased the deposit reserve ratio requirements of China’s domestic lenders in 2011 from 18.5% to 21.0% for large banks and from 15.0% to 17.5% for small and medium-sized banks, before it decided to lower such deposit reserve ratio requirements in February 2012 to 20.5% for large banks and 17.0% for small and medium-sized banks. Further and future monetary tightening measures in China as well as other monetary, fiscal and industrial policy changes by the PRC government could materially affect the cost and availability of financing, our liquidity and access to capital, and our ability to operate our business.

Depending on our operating cash flow and our operational needs, we may incur additional debt obligations to finance our operations and, as a result, we may allocate an increasing portion of our cash flow to service such obligations. Such diversion of our cash flow for debt service could impair our ability to make necessary capital expenditures, develop business opportunities or make strategic acquisitions. To the extent that our business is not generating sufficient cash flow from operations to service our debts and to make necessary capital expenditures, we may be forced to seek additional financing, dispose of assets, or seek to refinance some or all of our debts. These alternatives may not, however, be implemented on satisfactory terms, if at all. Although we had positive net cash flow of $18.6 million, $560.0 million from operating activities in the years ended December 31, 2009 and 2010, respectively while we had negative cash flow of $287.0 million in the year ended December 31, 2011, we cannot assure that we will have positive net cash flows from operating activities in the future. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing existing indebtedness or seeking financing from the capital markets. We cannot assure you that we would be able to implement these strategies successfully or on satisfactory terms. Any of these constraints upon us could materially and adversely affect our business, financial condition, ability to satisfy our obligations and results of operations.

In addition, the indenture governing our 2014 senior notes prohibits us from incurring additional indebtedness unless (i) we are able to satisfy certain financial ratios or (ii) we are able to incur such additional indebtedness pursuant to any of the exceptions to the financial ratio requirements, and meet other applicable restrictions. Some of our other financing arrangements also impose operating and financial restrictions on our business. You may find additional information under “Item 5. Operating and Financial Review and Prospects —F. Tabular Disclosure of Contractual Obligations” and “Item 10. Additional Information — C. Material Contracts.” These restrictions in the indenture governing our 2014 senior notes and our other financing arrangements may negatively affect our ability to react to changes in market conditions, take advantage of business opportunities we believe to be desirable, obtain future financing, fund required capital expenditures, or withstand a continuing or future downturn in our business or the general economy. For example, taking into account our unaudited financial results for the fourth fiscal quarter in 2011, due to our existing high leverage coupled with a net loss in the fourth quarter of 2011, our “Consolidated Fixed Charge Coverage Ratio,” as defined in the indenture governing our 2014 senior notes, has been negatively impacted as a result of a significant reduction of the aggregate amount of our “Consolidated EBITDA,” as defined in the indenture governing our 2014 senior notes, for the four most recent full fiscal quarters, while our “Consolidated Fixed Charges,” as defined in the indenture governing our 2014 senior notes, for such four-quarter period, have increased. As a result, we will not be able to incur any additional indebtedness until our “Consolidated Fixed Charge Coverage Ratio” significantly improves on the basis of our four most recent full fiscal quarters. Unless we find a permitted exception or exemption from such ratio requirement, our ability to incur additional financial indebtedness is severely curtailed. Moreover, our ability to meet these financial and operating ratios and restrictions may be affected by any deterioration of our business, financial condition or results of operations or by various political, economic, social and market events beyond our control. Such events could impact our ability to satisfy these ratios or restrictions and result in a violation of the terms of certain of our financial arrangements or the indenture governing our 2014 senior notes. We cannot assure you that we will be able to comply with these ratios or restrictions. Any of these factors could materially and adversely affect our ability to satisfy our obligations under our 2014 senior notes, our 2013 convertible notes and other debt.

If we fail to comply with the undertakings and covenants under our loan agreements or obtain consents or waivers in respect of any breach of these undertakings and/or covenants, our financial condition, results of operations and business prospects may be materially and adversely affected.

Most of our long-term loan agreements and some of our short-term loan agreements between our PRC operating subsidiaries and the various PRC banks and financial institutions require the prior written consent of the lenders before we may undertake specified corporate actions or transactions, such as increasing debt financing, providing new guarantees, sale or disposal of major assets, pledge of assets, amending certain corporate registration records, and engaging in certain related-party transactions. Some of our loan agreements with commercial banks in China do not include any materiality threshold under these negative covenants. While we continue to negotiate with our PRC commercial banks with a view to modifying their form loan agreements approved by their headquarters, we have been using a practice to bridge the timing gap between our operational needs and the banks’ internal procedures. For our operational needs, we seek financing in various ways, from time to time, and often with a short completion cycle. Before each such corporate action or transaction that needs the prior written consents of our lenders, we would typically orally communicate with our lenders and, to the extent the lenders could not provide the prior written consents as requested, would proceed with the corporate action or transaction with their prior oral consents, with the mutual understanding that such lenders would provide their written confirmations of consent as soon as they complete their internal procedures. Therefore, we have in such situations technically failed to comply with the requirements that we obtain prior written consents from our lenders prior to undertaking certain specified corporate actions or transactions. Most of our lenders have accepted our practice, have subsequently provided their written confirmations of consent in such situations, and have waived our past covenant breaches. We have not, however, received such consent or waiver from a branch of Agricultural Bank of China in Hefei City of Anhui Province with respect to two loans in the aggregate principal amount of approximately $2.2 million that will become due and mature in September 2012. Our subsidiary borrower of such loans has failed to maintain its debt-to-asset ratio at 75% or less as required by the loan agreements. As a result, this lender has the right to accelerate the loans in accordance with the loan agreements, but, to date, we have not received any notice of event of default or any threat to accelerate the maturity of such loans. You may find additional disclosure in note (11)(a) of our consolidated financial statements beginning on page F-1.

To date, we have not been subject to any claims or proceedings, or any threat of such claims or proceedings, from our lenders for not strictly complying with the relevant loan covenants. None of our technical breaches of the loan covenants has triggered any cross-default provisions under our other financing documents. Neither have we or any of our subsidiaries been included as a defaulting borrower in the PBOC credit search system available to all lending institutions in China. However, we cannot assure you that we will succeed in obtaining consents or waivers in the future, or that our lenders will continue to accept this consent-and-waiver arrangement and grant us consents or waivers, or that our lenders will not impose additional operating and financial restrictions on us, and/or will not otherwise seek to modify the terms of our existing loan agreements in ways that are adverse to us.

Although the current consent-and-waiver procedures we have employed for our technical noncompliance under the current prevailing PRC lending environment have not had any material adverse impact on our liquidity, we cannot assure that we will not breach any material covenants or undertakings under our loan agreements and we will additionally be able to obtain consents or waivers from our lenders for such breaches. An event of default under our loan agreements may cause acceleration of the repayment of the indebtedness under the relevant loan agreements, which may in turn require us to repay the entire principal amounts, including interest accrued, of certain other existing indebtedness prior to their maturity under cross-default provisions in our existing loan agreements, including the indentures relating to our 2013 convertible notes and 2014 senior notes. If we are required to repay a significant portion or all of our existing indebtedness prior to their maturity or if we are unable to borrow additional amounts under existing credit facilities, we may lack sufficient financial resources to make these payments or to fund our other cash requirements. Any such event could have a material adverse effect on our financial condition, results of operations and business prospects. You may also refer to the risk factor entitled “— Our operations are restricted by the terms of our 2014 senior notes; if we are unable to comply with the restrictions and covenants in our debt agreements, including the indenture governing the 2014 senior notes, there could be a default under the terms of these agreements, which could cause repayment of our debt to be accelerated” for additional risks.

We require a significant amount of cash to fund our planned future capital expenditure requirements and working capital needs; if we cannot obtain additional sources of liquidity when we need it, our growth prospects and future profitability may be materially and adversely affected.

We produce polysilicon in two plants, Xiacun Plant, located at Yushui Xiacun Industrial Park in Xinyu City, and Mahong Plant, located at Xinyu Hi-Tech Industrial Park. As of March 31, 2012, our total polysilicon annual production capacity was approximately 17,000 MT, representing contributions of approximately 1,200 MT from our Xiacun Plant and approximately 15,800 MT from our Mahong Plant, with the completion of the third train at our Mahong Plant in the third quarter of 2011. We have been actively working to add a second production train, with an annualized 1,800-MT initial production capacity, at our Xiacun Plant, which will expand our aggregate annualized installed production capacity at Xiacun Plant to 3,000 MT. We also plan to implement debottlenecking improvements at our Mahong Plant, which will bring our aggregate annualized installed production capacity at our Mahong Plant to 22,000 MT. Our current debottlenecking initiatives aim to increase our silicon tetrachloride (SiCl4), or STC, to trichlorosilane (HSiCl3), or TCS, conversion by the improvement of the conversion capacity of our STC hot carbon rod reactors, or STC thermal converters, and by the installation of hydrochlorination facilities at both our Xiacun Plant and Mahong Plant. However, due to the uncertainties in the current PV market, we have slowed or delayed the implementation of parts of such expansion plans. We will, however, need additional funding to finance the expansion of our Xiacun Plant and the debottlenecking at both our Xiacun Plant and Mahong Plant and bring our total polysilicon production capacity to 25,000 MT per year, currently expected to be by the year-end of 2012.

As of March 31, 2012, we had an annualized production capacity of approximately 4.3 GW of solar wafers, 1.7 GW of solar cells and 1.7 GW of solar modules. During 2012, we plan to expand our annualized production capacity to 4.5 GW of solar wafers, 2.2 GW of solar cells and 2.6 GW of solar modules. We will also need substantial additional funding to finance our continued solar wafer, cell and module production capacity expansion and our working capital requirements. In April 2011, we announced a proposed $40 million investment to add a light-emitting disde, or LED, sapphire wafer manufacturing capability to our facilities in Nanchang City, Jiangxi Province, and a $35 million investment to establish a new manufacturing line to produce silane gas by installing add-on units to our existing polysilicon production facilities at Mahong Plant. Due to the current market conditions, we have similarly delayed the implementation of these additional expansions. We will need additional funding not only for such and related capital expenditures but also for the related working capital needs. We will also need capital to fund our research and development, or R&D, activities to remain competitive on cost and technology. In addition, future acquisitions, expansions, market changes or other developments may require us to seek additional financing. Historically, we have relied on equity, convertible debt and senior debt offerings, substantial short-term borrowings and advance payments from customers to finance our capital expenditures, working capital requirements, and the refinancing of our outstanding indebtedness.

Our ability to obtain external financing in the future is subject to a number of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by companies in our industry;

•	economic, political and other conditions in China and elsewhere;

•	speed and duration of the recovery from the current global economic slowdown; and

•	compliance with our restrictive covenents as contained in the indenture governing our 2014 senior notes or other restrictions contained in our other financing arrangements.

If we are unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, our strategy to increase and streamline our vertical integration will be negatively affected and our growth prospects and future profitability may be materially and adversely affected.

Reduction or elimination of government subsidies and economic incentives for the PV industry could cause demand and prices for our products to decline, thus adversely affecting our business prospects and results of operations.

Growth of the PV market, particularly for on-grid applications, depends largely on the availability and size of government subsidies and economic incentives granted by various governments. The cost of solar power now substantially exceeds the cost of conventional power provided by electric utility grids in most locations around the world. Various governments have used different policy initiatives to encourage or accelerate the development and adoption of solar power and other renewable energy sources. Renewable energy policies are in place in certain European Union member states, most notably Germany and Italy, certain countries in Asia, including China, Japan and South Korea, certain states in Australia, and the United States. Examples of government-sponsored financial incentives include capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end-users, distributors, system integrators and producers of PV products. These policies are intended to promote the use of solar power in both on-grid and off-grid applications and to reduce dependency on conventional forms of energy. On-grid applications refer to applications of PV products to systems that are connected to an electricity transmission grid and feed electricity generated into the electricity transmission grid, while off-grid applications refer to applications of PV products to systems that operate on a stand-alone basis to provide electricity independent of an electricity transmission grid. However, governments may decide to reduce or eliminate these economic incentives for political, financial or other reasons, including in response to fiscal pressures currently affecting many developed and developing nations. Governments may reduce these economic incentives in several ways, including imposing ceilings on the total amount of economic incentives available and reducing feed-in tariffs. If the government subsidies and economic incentives are reduced or eliminated, such reduction or elimination may adversely affect the growth of this market or result in increased price competition, either of which could cause our revenues to decline.

Government subsidies have already been reduced in a number of countries, such as Germany, Italy and Spain, and may be further reduced or eliminated in the future. For instance, the German government reduced the country’s solar energy feed-in tariffs in 2009 and 2010 and further trimmed its solar power subsidies in 2011. In Spain, since 2009, continued reductions in feed-in tariffs as a result of the government’s spending cuts have resulted in a weakened solar market. The Italian government also reduced feed-in tariffs in an effort to curb overheating of its solar market. Reductions in, or eliminations of, government subsidies and economic incentives before the PV industry reaches a sufficient scale to be cost-effective in a non-subsidized marketplace could reduce demand for our products and adversely affect our business prospects and results of operations. In addition, reductions in, or eliminations of, government subsidies and economic incentives may cause the prices for the PV products of our customers to decline and we may in turn face increased pressure to reduce the sale price of our products. To the extent any price decline cannot be offset by further reduction of our costs, our profit margin will suffer. There can be no assurance regarding the magnitude or length of time of the effects on our financial condition and results of operations caused by these developments in the global PV market or by the general global economy.

Global supply of PV products may exceed demand, which could cause prices for our products to decline, and we may develop excess production capacity and excess inventory.

Prices for our PV products are based on a variety of factors, including global prices for these products, supply and demand conditions, and the terms of our customer contracts, including sales volumes. Global spot prices for PV products have fluctuated significantly over the years. According to Solarbuzz, solar-use polysilicon average spot prices were between approximately $300 and $380 per kilogram during the first half of 2008. With the onset of the global financial crisis in the third quarter of 2008 and European financial crisis in 2011, solar-use polysilicon spot prices fell to $80 per kilogram by the first half of 2009, and continued to fall to approximately $53 per kilogram during the first quarter of 2010, $65 per kilogram during the first quarter of 2011 and $30 per kilogram during the fourth quarter of 2011. Similarly, solar wafer prices fell below $2 per watt for the first time in 2009, and reached $0.91 per watt in the fourth quarter of 2010, and $0.41 in fourth quarter of 2011, according to Solarbuzz. Solar module prices followed a similar pattern. Module prices fell to $1.45 per watt in the fourth quarter of 2010, and reached $0.87 per watt in fourth quarter of 2011, according to Solarbuzz. As the solar power industry strives to be increasingly competitive, we expect there to be continued downward pressure on pricing along the solar power value chain in the next few years due to anticipated cost reductions across the supply chain, increased volumes, and industry improvements in operational efficiency and technology.

Declining prices of PV products have had a negative impact on the net realizable value of our inventories and we have had to write down the carrying value of our inventories to the extent that they are greater than their net realizable value. For the years ended December 31, 2009, 2010 and 2011, we recognized inventory write-downs of $177.8 million, $0.3 million and $288.1 million, respectively, representing the amounts that the book value of our inventories exceeded their estimated net realizable values, primarily as a result of the decline in PV product selling prices. In addition, for the years ended December 31, 2009, 2010 and 2011, we recognized a provision for loss on firm purchase commitments of $1.1 million, nil and $27.6 million, respectively, which was determined by applying a methodology similar to that used to make inventory write-down. If PV product prices decline in the future and we are unable to lower our costs in line with the price decline, our gross margins will be adversely affected and we could be required to make additional inventory write-downs and provision for loss on firm purchase commitments.

In addition, any aggressive expansion of manufacturing capacity in the future by us and our competitors may have a material adverse impact on the overall PV market. During 2012, we plan to expand our annualized production capacity of polysilicon, solar wafers, cells and modules to approximately 25,000 MT, 4.5 GW, 2.2 GW and 2.6 GW, respectively. Our expansion plans have been based on our projected market demand for solar polysilicon, wafers and modules, and are subject to change in line with the actual development of the global PV market. However, the past and continued expansion of production capacity by us and our competitors may result in significant excess capacity in the overall PV industry. As a result, prices for the PV products may decline, our production capacity utilization ratios may decrease and our results of operations and financial condition may be adversely affected.

Furthermore, we typically maintain a certain level of inventory of raw materials and finished or semi-finished goods based on our projected market demands. If the actual market demands fall short of our expectations, we will have excess inventory, which will adversely affect our working capital, and we could also be required to make inventory write-downs and our profitability could be adversely affected.

We have experienced significant quarterly fluctuations in our results of operations, and therefore our quarterly results are not indicative of our annual results and should not be unduly relied upon.

We have historically generated substantially less revenue in the first quarter of the year than the other three quarters largely due to the holiday season in China, lower shipments to the European market due to financial difficulties in the Eurozone as well as the downward adjustment in feed-in tariffs and subsidies at the beginning of each year. In addition, our changing product mix also tends to add fluctuations to our revenues and margins which may affect our first quarter profitability. Our customers also tend to place orders with us in the first quarter of a calendar year when their budget year begins. In 2009, approximately 25.8%, 20.8%, 25.7% and 27.7% of our annual revenues were generated in the first, second, third and fourth quarters, respectively. In 2010, approximately 13.9%, 22.5%, 26.9% and 36.7% of our annual revenues were generated in the first, second, third and fourth quarters, respectively. In 2011, approximately 35.5%, 23.1%, 21.9% and 19.5% of our annual revenue were generated in the first, second, third and fourth quarters, respectively. Our gross profit margins also tend to fluctuate on a quarterly basis largely due to fluctuations in the market prices of PV products we sell, our product mix, our ability to reduce manufacturing costs, our ability to procure low cost raw materials such as polysilicon, cells and other materials, and our ability to ramp up our in-house polysilicon and cell production. We anticipate that we will continue to experience significant fluctuations in revenues, cost of revenues and other results of operations from quarter to quarter during any year in the future. This quarterly fluctuation of revenues and other results of operations has adversely affected and is likely to continue to adversely affect our cash flow and working capital positions on a quarterly basis.

Failure to bring our polysilicon production facilities up to full capacity within budget and on schedule or to produce polysilicon that meets our quality standards and cost objectives could adversely affect our results of operations and our business strategies.

The industrial production of high-purity silicon involves highly complex technical and operational processes, and to establish and maintain these complex processes involve significant inherent risks. Currently we produce polysilicon in two plants, Xiacun Plant and Mahong Plant. As of March 31, 2012, our Xiacun Plant had an annualized installed production capacity of 1,200 MT, and our Mahong Plant had an annualized installed production capacity of 15,800 MT. We produced a total of approximately 5,052 MT of polysilicon in 2010 and 10,455 MT of polysilicon in 2011, and expect to produce between 12,000 MT and 15,000 MT in 2012. We have been actively working to add a second production train, with an annualized 1,800-MT initial production capacity, at our Xiacun Plant, which will expand our aggregate annualized installed production capacity at Xiacun Plant to 3,000 MT. We also plan to implement debottlenecking improvements at our Mahong Plant, which will bring our aggregate annualized installed production capacity at our Mahong Plant to 22,000 MT, and to develop a silane production capacity of up to 2,000 MT per year by installing add-on units to our existing polysilicon production facilities at Mahong Plant when market condition improves. In addition, we have announced our entry into a non-binding framework cooperation agreement with the Hohhot municipal government to develop a new polysilicon plant in Hohhot City, Inner Mongolia Autonomous Region of China. Although we have completed basic engineering and design of the project, the commencement of the construction work is subject to final approvals from relevant NDRC and local government authorities. Furthermore, we rely in large part on contractors, consultants, managers and technicians that we have hired or will hire to construct, complete, operate and maintain these polysilicon plants. We also rely on equipment that we have imported or contracted to import for our polysilicon production operations.

Our ability to successfully carry out these operational plans for our polysilicon production is contingent upon various factors that are subject to risks and uncertainties, including:

•

our ability to raise additional funds to finance the construction, ramp-up, and maintenance of the polysilicon production and related facilities on reasonable terms, or at all, including our ability or inability to satisfy the various financial covenants and restrictions contained in our existing and future financing arrangements;

•	our ability to import additional equipment at reasonable cost and on a timely basis, or at all;

•	our ability to significantly increase our STC-TCS conversion;

•	the reliability, diligence, and proficiency of the contractors, consultants, managers, and technicians that we have hired or will hire to construct, complete, test-run, and maintain our plants;

•	the possibility of construction delays, delays in equipment deliveries, and cost overruns;

•	our ability to recruit and train additional skilled employees, including technicians and managers at different levels; and

•	our ability to obtain and maintain the various required PRC government approvals.

We cannot assure you that all of these contingencies will turn out in our favor. Any negative development could undermine our ability to maintain and expand our overall production capacity as planned, which could, in turn, adversely affect our business and results of operations. If we fail to ramp up our polysilicon production on time, fail to make them operational up to their installed capacity, or fail to produce polysilicon that meets our quality standards, or if the construction and ramp-up costs for our expansion and debottlenecking improvements significantly exceed our budget, or if we otherwise fail to carry out our expansion plans for any reason, our results of operations, implementation of our vertical integration, and our low-cost production strategies will be materially and adversely affected.

We have limited experience producing polysilicon and may not succeed in producing polysilicon cost-effectively.

We commenced polysilicon production in the third quarter of 2009. As of March 31, 2012, our aggregate annualized installed production capacity was approximately 17,000 MT, while we produced a total of approximately 5,052 MT of polysilicon in 2010 and 10,455 MT of polysilicon in 2011, and expect to produce between 12,000 and 15,000 MT in 2012. We have limited experience producing polysilicon and may, therefore, face significant operational challenges in our polysilicon production. The technology we use to produce polysilicon is complex and is continuously being modified in an effort to improve yield and product performance. Operating large-scale industrial plants like ours contains inherent risks and operational excellence may take time to develop. We may encounter problems in our production process as a result of, among other things, production failures, construction delays, human error, equipment malfunction, or process contamination, all of which could seriously harm our operations. We may experience production delays if any modifications we make in the production process to shorten production cycles or to improve our STC-TCS conversion processes are unsuccessful. We therefore may not be able to ramp up our production and enjoy economies of scale. If we experience such difficulties in our production process, we may be unable to achieve cost-effective production of polysilicon.

TCS is one of the most costly chemicals used in the production of polysilicon. We produce a substantial portion of our TCS internally via chlorination of metallurgical-grade silicon feedstock. Our ability to convert the STC generated as a byproduct from our production process back into TCS to re-enter production, forming a “closed loop,” is a critical factor in increasing our output and reducing our production costs and environmental compliance costs. Currently, we use a hydrogenation process to thermally convert STC into TCS. We are currently undertaking debottlenecking initiatives to increase the conversion capacity of our STC thermal converters and to construct hydrochlorination facilities to add onto our production trains as an additional conversion mechanism with the goal to convert more STC into TCS as our total polysilicon production capacity and output increase. We cannot assure you that we will be successful in improving the conversion capacity of our STC thermal converters or completing the construction of the hydrochlorination facilities on schedule, or at all, or integrating such facilities with our existing facilities without material disruption to our production. The production of TCS, including the STC-TCS conversion mechanisms, is difficult and requires strict controls over the management of raw materials and the production process. We have limited experience producing TCS and no previous experience operating hydrochlorination facilities. Therefore, we cannot assure you that our production of TCS will be more cost-efficient than purchasing TCS from external suppliers. Although we now produce internally a substantial portion of TCS we need for our production, we may still from time to time have to purchase additional amounts of TCS from external sources. We are at present also implementing a number of cost-saving initiatives to further reduce our production cost. If we are unable to enhance our TCS production, source additional TCS we require at a reasonable cost, or at all, or successfully execute the cost-saving initiatives, we may not be able to achieve lower cost per unit of production, which would lower our profitability. Any of the foregoing factors could materially and adversely affect our business, financial condition and results of operations.

Our future success substantially depends on our ability to manage our production and facilities effectively and to reduce our manufacturing costs. Our ability to achieve such goals is subject to a number of risks and uncertainties.

Our future success depends on our ability to manage our production and facilities effectively and to reduce our manufacturing costs. Our efforts to reduce our manufacturing costs include lowering our material costs, improving manufacturing productivity, and adopting additional lean manufacturing processes. If we are unable to achieve these goals, we may be unable to decrease our costs per watt, maintain our competitive position or improve our profitability. Our ability to achieve such goals is subject to significant risks and uncertainties, including:

•	our ability to renegotiate our existing supply agreements;

•	delays and cost overruns as a result of a number of factors, many of which may be beyond our control, such as long lead times or delays with certain equipment suppliers;

•	our ability to address safety and quality issues;

•	delays or denial of required approvals by relevant government authorities; and

•	diversion of significant managerial and other resources by non-operational matters such as litigations.

If we are unable to establish or successfully make improvements to our manufacturing facilities or to reduce our manufacturing costs, or if we encounter any of the risks described above, we may be unable to improve our business as planned. Moreover, we cannot assure you that even if we achieve our goals of improving management and reducing cost, we will not otherwise fail to cope with the general market trends such as the decreases of prices for PV products, or to generate sufficient customer demand for our PV products.

We have limited experience and operating history in the solar cell and solar module businesses, and we may not succeed in our new endeavors, which could adversely affect our business expansion and vertical integration strategies and harm our reputation.

We commenced our solar module business in the third quarter of 2009 by sourcing our solar cell requirements from third parties. We commenced our solar cell production in the third quarter of 2010. As of March 31, 2012, we had an annualized production capacity of approximately 1.7 GW of solar cells and 1.7 GW of solar modules. We currently consume all of the solar cells that we produce in our production of solar modules, and we sell our solar modules principally to international solar panel makers, solar system integrators and PV wholesale distributors. During 2012, we plan to expand our annualized production capacity to 2.2 GW of solar cells and 2.6 GW of solar modules. Although we currently procure a significant portion of the solar cells we use in manufacturing modules primarily from our solar cell production facilities, our ability to successfully implement our solar cell and module business strategy is subject to various risks and uncertainties, including:

•	our short history in the new solar cell and module businesses;

•	the solar module business typically has longer cash conversion cycles with respect to inventory and therefore will lengthen our accounts receivable turnover time;

•	our expanded warranty liabilities associated with the solar module business, with warranty periods of 20 to 25 years;

•	our ability to increase our in-house cell manufacturing capabilities;

•	potential conflicts with our customers as a result of our direct competition with them in the solar cell and module businesses;

•	recruitment of additional skilled employees, including engineers, technicians and managers at different levels, in connection with our expansion in the solar cell and module businesses; and

•	potential conflicts with our customers as a result of our direct competition with them in the solar cell and module businesses; and

•	new risks associated with the solar cell and module businesses yet to be fully understood by the industry and market.

All these and other related factors and uncertainties relating to our solar cell and module businesses could adversely affect our business expansion strategy and our chance of success in our vertical integration.

Unexpected equipment failures or accidents, including any accidental release of hazardous gases or materials, may lead to production curtailments or shutdowns, personal injuries, even deaths or damage to properties.

Our operations, especially wafer manufacturing and polysilicon production, use complex and potentially hazardous equipment, such as chemical vapor deposition, or CVD, reactors, STC thermal converters, and hydrochlorination reactors, directional solidification system, or DSS, furnaces, squares and wire saws, that requires skill and experience for safe operation. Our production of polysilicon employs volatile materials and involves chemical reactions that are sensitive to temperature and pressure, and intricate and meticulous external controls are mandatory to maintain safe operation. For example, we use TCS as a key intermediary in producing polysilicon. TCS is a type of chlorosilane gas that, when purified, is highly combustible upon contact with air, making it potentially destructive and extremely dangerous if mishandled or used in uncontrolled circumstances. We could experience events such as equipment failures, explosions, or fires due to employee errors, equipment malfunctions, accidents, electric power or cooling water supply interruptions, natural disasters, or other disruptions. A catastrophic event at one of our plants could disrupt or destroy a significant portion of our production capacity, and we will not be able to restore the disrupted or destroyed capacity for a significant period of time, if at all. In addition, such an event could damage properties or cause personal injuries or even deaths. As a result of these types of accidents or events, we may experience production curtailments or shutdowns or periods of reduced production, which would negatively affect our results of operations. Our polysilicon operations also involve the use, handling, generation, processing, storage, transportation, and disposal of hazardous materials that may result in fires, explosions, spills, leakage, and other unexpected or dangerous accidents causing personal injuries or death, property damage, environmental damage, and business interruptions. For instance, we experienced an accident at our Xiacun Plant in July 2010 due to non-compliant handling of certain add-on equipment by a third-party contractor during the trial run of such add-on equipment installed by the third-party contractor, which resulted in very serious bodily injuries to one of our employees and one employee of the third-party contractor and a temporary shut-down of the production unit with the add-on equipment. For further information regarding the incident, see “Item 4. Information on the Company — B. Business — Production Safety and Environment — Safety.” Even though there have been no legal proceedings against us, and we have not otherwise suffered any material adverse effect on our operations from this incident, we cannot assure you that other accidents at our plants due to machinery malfunctions or mishandling of hazardous materials or other reasons will not occur in the future, which may result in similar or more serious damage or even human death. Any event of these types could result in civil lawsuits or regulatory enforcement proceedings, which in turn could lead to significant liabilities. We maintain property insurance at our plants, but such coverage is limited and in any event does not extend to certain significant potential losses, including those from lost production. Damage from any of the above events or disruptions could also harm our reputation in the industry and among our customers and potential customers. Any such event or disruption could have a material adverse effect on our business, operating results, and financial condition.

Increases in electricity costs or shortage or interruption of electricity supply may adversely affect our operations.

We consume a significant amount of electricity in our operations, and we need a constant supply of electricity to maintain optimal production conditions. If the necessary level of electricity supply is not maintained, we may experience significant delays and disruptions in our production. With the rapid development of the PRC economy, demand for electricity has continued to increase. There have been electricity supply shortages in various regions across China, especially during the summer peak season and in winter when the weather is inclement. For instance, in early 2008, due to severe weather conditions over a period of two weeks, the electricity supply to our plants was curtailed as a result of damages to some of the national grid lines in certain PRC provinces, including Jiangxi Province. Consequently, we experienced delays in some of our shipments to customers and some of the shipments from our suppliers as a result of highway closures and power outages in various parts of China. There have been instances where high power-consuming industrial plants, like ours, are required by the government to temporarily curtail or suspend operations to alleviate burden on the power grid. Although we have installed backup power transformer substations on site at our production facilities, we cannot assure you that there will not be interruptions or shortages in our electricity supply or that sufficient electricity will continue to be available to us in the future as our requirements grow. Shortages in electricity supply may disrupt our normal operations and adversely affect our profitability.

We enjoyed certain electricity usage subsidies from the local government in Xinyu City. For the years ended December 31, 2009, 2010 and 2011, we incurred electricity costs of approximately $35.0 million, $127.0 million and $220.3 million, respectively, and recorded electricity subsidies of $4.8 million, $35.8 million and $66.2 million, respectively. As a result, we recorded a net electricity cost of approximately $30.2 million, $91.2 million and $154.1 million, respectively, for the same periods. In May 2010, the State Council and various PRC governmental agencies, including NDRC, issued a series of notices and instructions designed to control energy consumption and environmental pollution. One of these initiatives aims to immediately terminate preferential electricity consumption policies adopted by local governments that may benefit high-energy-consuming and/or highly polluting enterprises in their jurisdictions, unless the local preferential electricity consumption policies have been duly approved by the designated PRC central government agencies. The polysilicon industry has been included in the high-energy-consuming category under these central government notices. Our electricity subsidy arrangements were not approved by a central government agency and were terminated as of June 30, 2011. We have negotiated with the relevant local governments with respect to our electricity subsidies under these new governmental regulations and initiatives. In July 2011, various district-level local governments in Xinyu City agreed to grant us certain subsidies in support of our production. We cannot assure you that we will be granted or continue to receive the same or similar subsidies as we have enjoyed so far. Nor can we assure you that the local governments will not have to terminate or reduce the current subsidies that they have agreed to grant us as a result of these recent regulations and initiatives by the PRC central government. To date, we have not received any request from any relevant government authority to amend or terminate our electricity subsidy arrangement.

As our operations are energy-intensive and are highly dependent on continuous electricity supply, our results of operations will be materially and adversely affected if our electricity supply is interrupted or if our electricity costs significantly increase upon expiration, termination or adjustment of our subsidy arrangements with the local government.

We have recently started to engage in the solar farm project business and related EPC business, and we may not succeed in these new endeavors or may not have sufficient financing for them, which could adversely affect our vertical integration strategies and harm our reputation.

We develop solar farm projects in the United States, Europe and China and may enter additional markets for project development in the future. As of the date of this annual report, we have one jointly controlled entity and 16 subsidiaries established under the laws of jurisdictions within China and outside China, including Italy, Germany and the United States. We typically develop these projects with the intent of selling them to third parties upon completion of their development. For substantial projects, we have also used financing from commercial banks or financial institutions. We commenced our solar farm related engineering, procurement and construction, or EPC, business in China in the first quarter of 2009. While we use our own EPC capabilities in China, we conduct our international EPC business both on our own and in collaboration with other EPC companies. We have also been engaged in a number of solar power generation projects for sale to interested power companies. Our ability to successfully implement our solar farm projects and the related EPC business strategy is subject to various risks and uncertainties, including:

•	our lack of experience in these new businesses;

•

the need to raise additional funds to finance our new business operations, which we may be unable to obtain on reasonable terms or at all, including our ability or inability to satisfy the various financial covenants and restrictions contained in our existing and future financing arrangements;

•

the solar farm projects and related EPC business typically have longer cash conversion cycles than our polysilicon, wafer and module businesses and therefore our accounts receivable turnover time may increase;

•	our expanded warranty liabilities associated with the solar farm projects and related EPC business;

•	our possible lack of competitiveness in the solar farm projects and related EPC business as compared to other vertically integrated PV companies;

•	potential delays in our timetable for the development of solar farm projects;

•	the costs incurred in developing these solar farm projects may exceed our budget;

•	our ability to sell our solar farm projects within targeted timelines, or at all;

•	potential conflicts with our down-stream customers as a result of our direct competition with them in the solar farm projects and related EPC business; and

•

the purchase of our solar farm projects requires significant capital expenditures by our customers and these customers may have difficulty in obtaining the necessary financing on acceptable terms or at all.

In addition, we will need to recruit additional skilled employees, including engineers, technicians and managers at different levels, for our successful operation in these businesses as we have limited experience in these areas. All these factors and uncertainties could adversely affect our business growth and our chance of success in these areas.

We intend to develop new solar farm projects through new companies that we establish or through jointly controlled entities or project partnerships. We expect to hold a majority equity interest in these project companies, which may require us to make substantial investments. In addition, we expect that these project companies will finance most of their project developments through debt financing. The obligations to fund these solar power development projects are expected, therefore, to make further demands on our capital expenditures and further increase our already substantial indebtedness. As we have disclosed in the risk factor entitled “— We have substantial existing indebtedness, in particular short-term indebtedness, and we may incur substantial additional indebtedness in the future subject to our compliance with the covenants and other requirements in our existing financing arrangements, which could adversely affect our financial condition and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations and we may not be able to refinance our current borrowings on terms that are acceptable to us, or at all” above, following our recent announcement of our unaudited financial results for the fourth fiscal quarter in 2011, due to our existing high leverage coupled with a net loss in the fourth quarter of 2011, our “Consolidated Fixed Charge Coverage Ratio,” as defined in the indenture governing our 2014 senior notes, has been negatively impacted as a result of a significant reduction of the aggregate amount of our “Consolidated EBITDA,” as defined in the indenture governing our 2014 senior notes, for the four most recent full fiscal quarters, while our “Consolidated Fixed Charges,” as defined in the indenture governing our 2014 senior notes, for such four-quarter period, have remained constant. As a result, we will not be able to incur any indebtedness until our “Consolidated Fixed Charge Coverage Ratio” significantly improves on the basis of our four most recent full fiscal quarters. To the extent we may and could obtain additional financing for our solar farm projects, these capital expenditures and additional debt obligations could affect our liquidity, ability to obtain future financing or withstand any future downturn in our business or in the general economy.

We have announced our proposed investments in the LED sapphire wafer manufacturing and in silane gas production, and we may not succeed in these new lines of business, which could adversely affect our strategies to expand into higher value-added sectors and to lower our overall production costs.

In April 2011, we announced a proposed $40 million investment to add an LED sapphire wafer manufacturing capability to our facilities in Nanchang City, Jiangxi Province, in order to be able to capture the growth opportunities in the LED industry. We also announced in April 2011 a proposed $35 million investment to establish a new manufacturing line to produce silane gas by installing add-on units to our existing polysilicon production facilities at Mahong Plant in order to meet the growing demand from the semiconductor, solar and flat panel display industries. We have delayed the implementation of these expansion programs due to the on-going market conditions. Although we regard these additions as a natural growth from our existing business operations, they nevertheless constitute new business ventures for us. We have not engaged in any LED sapphire wafer manufacturing or silane gas production before, and our ability to successfully implement such new business strategies is subject to various risks and uncertainties, including:

•	our lack of experience in these new businesses;

•

our need to raise additional funds to finance these new business operations, which we may be unable to obtain on reasonable terms or at all, including our ability or inability to satisfy the various financial covenants and restrictions contained in our existing and future financing arrangements;

•

LED sapphire wafer manufacturing requires technologies different from our current polysilicon wafers, involving additional or different machinery, raw materials, manufacturing process and labor skills;

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

In addition, as in any new business venture, we will need to recruit additional skilled employees, including engineers, technicians and managers at different levels, for our successful expansion into these new businesses. Our current management team has limited experience in these areas, and we have to rely on lateral hires to assist us. Such laterally hired employees may be under contractual obligations with their existing or former employers relating to non-competition, non-solicitation, confidentiality and intellectual property protection, and our employment of such personnel may be construed as a violation of such obligations, which may impede or delay our employment of such skilled managers, engineers or technicians. All these factors could adversely affect our vertical integration strategy and our chance of success in these new expansion endeavors.

We have entered into long-term sales contracts with some of our customers that may be renegotiated at terms less favorable to us, and result in the return of prepayments we have received, or which our customers may breach or otherwise fail to perform; any such changes, refunds or breaches may materially and adversely affect our operations and may result in costly and time-consuming litigation or other proceedings.

We have entered into long-term sales arrangements with some of our major customers. Pursuant to these arrangements, we have committed to supply them with specific quantities of polysilicon, wafers and/or modules over the next few years, with some of these agreements subject to periodic negotiations of prices. We have also entered into framework agreements with other customers under which the volume and price, as well as other terms, are determined on a quarterly or annual basis or through monthly purchase orders. Some of our customers prepay a part of their procurements pursuant to their contracts with us. The global economic slowdown and crisis in the global financial markets in late 2008 and early 2009 and European financial crisis in 2011 caused a number of our wafer customers to seek to terminate their contracts or request us to delay our shipments of wafers. At their request, we re-negotiated various terms under the existing contractual arrangements, including contract quantity, price and delivery timetable. Through these developments, we had to concede to terms that in some cases were less favorable to us, including returning all or part of the prepayments our customers made to us pursuant to our contracts. Any significant deviation from the contractual terms or our inability to negotiate or renegotiate acceptable quantity, price and delivery terms from time to time with our customers may disrupt our operations and materially and adversely affect our financial condition and results of operations.

We have been involved in litigations or arbitrations arising out of customer contract renegotiations or breaches of these contracts by our customers. These and additional dispute resolution proceedings have subjected and may continue to subject us to legal expenses that could be potentially expensive. These proceedings tend to distract our management from the day-to-day operation of our business. They also expose us to risks for which appropriate damages may not be awarded to or be collectable by us. Any of these risks and factors could materially and adversely affect our business and financial condition.

As we have significantly expanded our polysilicon, wafer, solar cell and module manufacturing facilities, we typically maintain a calculated level of inventory of raw materials and finished goods based on our existing and projected contractual arrangements with our customers. As a result, any breach or default by our customers with respect to their contractual arrangements with us may result in our bearing any related economic losses. Consequently, the non-performance of contracts by our customers could have a material adverse effect on our financial condition and results of operations.

We depend on a limited number of customers for a significant portion of product sales generally; changes in customer purchase amounts, terms or patterns may cause significant fluctuations or declines in our revenue.

Our customers are mostly solar cell and module manufacturers, solar farm developers, PV products distributors, and PV system integrators. Our largest customers as of December 31, 2011 in terms of goods and services sold included Jiangxi Risun Solar Energy Co., Ltd., or Jiangxi Risun, Gintech Energy Corporation, or Gintech, Shannxi Lu’an Photovoltaics Technology Co., Ltd., or Shannxi Lu’an, Sumitomo Corporation, or Sumitomo, and Solartech Energy Corporation, or Solartech. During the years ended December 31, 2009, 2010 and 2011, our top five customers collectively accounted for approximately 45.5%, 30.6% and 20.3%, respectively, of our net sales. For the year ended December 31, 2009, Gintech and Q-Cells contributed 12.5% and 10.7%, respectively, to our net sales; for the year ended December 31, 2010, Q-Cells and MEMC contributed 8.5% and 7.2%, respectively, to our net sales; and for the year ended December 31, 2011, Jiangxi Risun and Gintech contributed 5.5% and 4.5%, respectively, to our net sales.

We expect to continue to rely on a relatively small number of customers for a significant portion of our net sales for the foreseeable future. We cannot assure you that any of our customers will continue to purchase significant quantities, if any, of PV products from us. Because of our reliance on a limited number of customers, any of the following events may cause material fluctuations or declines in our net sales and profits:

•	reductions, delays or cancellations of purchase orders from one or more of our significant customers;

•	loss of one or more of our significant customers and our failure to procure additional or replacement customers; and

•	failure of any of our significant customers to make timely payments for our products.

Our customers may decide to develop capabilities to produce the PV products they currently buy from us, and in such a case, our sales to these customers would be adversely affected. If we fail to develop or maintain our relationships with our current and potential customers, or if any of our major customers encounters financial or operational difficulties or reduces its purchases of our products, it may be difficult for us to find alternative customers on a timely basis and on commercially reasonable terms or at all. Some of our existing customers make prepayments to us, and if contracts are modified or terminated, these customers may ask for return of such prepayments. Any of these events may have an adverse effect on our revenue, profitability and cash flows.

Failure to secure sufficient quantities of polysilicon feedstock on commercially reasonable terms could adversely affect our business and results of operations.

In addition to producing polysilicon by ourselves, we source some amount of solar-grade polysilicon feedstock from third parties, which is an essential raw material in manufacturing our solar wafers. We will continue to rely on third-party suppliers for some of our solar-grade polysilicon requirements until our in-house polysilicon production facilities reach their designed production capacity. Therefore, to such extent, our operations still continue to depend on our ability to procure sufficient quantities of solar-grade polysilicon on a timely basis and on commercially reasonable terms to supplement our in-house polysilicon production. Polysilicon is also an essential raw material for the semiconductor industry, which requires polysilicon of higher purity than that used in the solar industry. Spot solar-use polysilicon prices have fluctuated widely over the years, with such spot prices reaching an average of approximately $380 per kilogram in the second quarter in 2008 and then dropping to $80 per kilogram during the first half in 2009, $53 per kilogram during the first half of 2010, $65 per kilogram during the first half in 2011, and $30 per kilogram during the fourth quarter in 2011, each according to Solarbuzz. Most of our polysilicon supply agreements are subject to fluctuating market prices or price negotiations with our suppliers. In addition to price changes, suppliers may delay or default in their delivery obligations under the supply agreements. We cannot assure you that we will continue to be able to acquire polysilicon in sufficient quantities and on commercially reasonable terms or that we will be able to pass any increased costs of polysilicon to our customers. If we fail to do either, our business and profitability will be materially and adversely affected.

Polysilicon production requires significant capital investments, and there are only a limited number of polysilicon producers in the world. These polysilicon producers provide polysilicon feedstock not only to the solar industry but also to the semiconductor industry. From time to time, we have experienced delays or defaults by some of our polysilicon suppliers in delivering supplies to us. Material or prolonged delays or defaults in polysilicon supply could adversely impact our production and delivery schedule and harm our reputation. Our suppliers of raw materials and equipment, particularly virgin polysilicon suppliers, require us to make prepayments from time to time. We make these prepayments, without receiving any collateral, in order to secure a stable supply of solar-use polysilicon. As of December 31, 2011, our prepayments to polysilicon suppliers amounted to $32.6 million. Some of our suppliers have failed to meet their delivery schedules in the past. In addition, we commenced production of polysilicon in the third quarter of 2009 and sell some of this output to third-party customers. As a result of this development, and as a result of perceived competition from us, some virgin polysilicon suppliers may not want to supply us with polysilicon in such quantity or at all. Before our in-house polysilicon production facilities reach their designed production capacity, if we fail to develop or maintain our relationships with polysilicon suppliers, if any of our major suppliers fails or becomes unwilling to deliver the polysilicon we have ordered on time or at all, or if any of them encounters difficulties in its production or shipment of polysilicon feedstock to us, whether due to natural disasters, labor unrest, adverse global economic conditions, or any other reason, it may be difficult for us to find alternative sources on a timely basis and on commercially reasonable terms or at all. If any such defaulting supplier fails to return our prepayments, our cash flows would be adversely affected.

We recognized a provision for doubtful recoveries of $38.5 million, $40.8 million and $107.0 million, respectively, for prepayments to suppliers as of December 31, 2009, 2010 and 2011. Our claims for repayment of these amounts, or any other claims against our suppliers to recover prepayments, would rank as unsecured claims, which would expose us to the credit risks of our suppliers in the event of their insolvency or bankruptcy. Under such circumstances, our claims against the defaulting suppliers would rank below those of secured creditors, which would undermine our chances of obtaining the return of our advance payments. In addition, if the market price of polysilicon decreases after we prepay our suppliers, we may not be able to adjust historical payments insofar as they relate to future deliveries. Furthermore, if demand for our PV products decreases, we may incur costs associated with carrying excess materials. Accordingly, any of the above scenarios may have a material adverse effect on our financial condition, results of operations and liquidity.

If we are not able to manage our growth effectively, our results of operations may be adversely affected.

We have expanded our business operations significantly over the past few years. Although we have adjusted our expansion plan in light of the global economic conditions from time to time, the success of our business growth will depend upon, among other factors, the general economic environment for the PV industry, our success in implementing our liquidity plan, our ability to succeed in our new businesses, our ability to maintain and expand our relationships with customers, suppliers and other third parties, the improvement of our operational and financial systems, enhancement of our internal procedures and controls, increase in our production capacity and output, and effective recruitment, training and retention of managers, technicians, engineers and skilled employees. We cannot assure you that the current global PV market and prospects will support our existing and anticipated production capacity or that our current and planned operations, personnel, systems, internal procedures and controls will be adequate to support our growth. If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities, successfully execute our business strategies or respond to the competitive economic and industrial environment and pressures, and our business, results of operations and financial condition may be adversely affected.

Our customers may not prepay for their orders under agreed contractual terms, resulting in longer accounts receivable turnover cycles.

We have required certain customers to prepay a portion of the purchase price of their orders. These prepayment arrangements with our customers have historically allowed us to rely less on borrowings to cover our working capital cash needs. Since the global financial crisis of late 2008 and early 2009 and European financial crisis in 2011, this practice has become less sustainable, and, as a result, we have agreed to reduce the contractual prepayments of some of our customers and have accepted payments from other customers upon the delivery of our goods. Advance payments from customers decreased from $376.8 million as of December 31, 2009 to $344.8 million as of December 31, 2010 and $332.2 million as of December 31, 2011. Our accounts and bills receivable increased from $217.9 million as of December 31, 2009 to $384.3 million as of December 31, 2010 and to $491.4 million as of December 31, 2011. Our expansion into the solar module and other PV down-stream businesses in recent years has not only increased our working capital needs but has also extended our overall accounts receivable turnover time. Our module customers typically require longer payment terms as compared to our wafer customers. Our down-stream business also tends to increase our inventory turnover days as compared to our wafering business. As a result, our expansion into solar module and other down-stream businesses may cause our working capital needs to significantly increase. If our working capital requirements increase, our business operations may be materially and adversely affected if we fail to raise more cash on a timely basis, or at all, due to the resulting longer accounts receivable turnover cycles.

We recognized a provision for doubtful recoveries of $4.6 million, $6.2 million and $117.3 million, respectively, for trade accounts receivable as of December 31, 2009, 2010 and 2011. Our claims for repayment of these amounts, or any other claims against our customers to recover the trade accounts receivable, would rank as unsecured claims, which would expose us to the credit risks of our customers in the event of their insolvency or bankruptcy. Under such circumstances, our claims against the defaulting customers would rank below those of secured creditors, which would undermine our chances of obtaining the return of our trade accounts receivable. Accordingly, the failure of any of our new or existing customers to meet their payment obligations would adversely affect our working capital, financial position, liquidity and results of operations.

Our operations in China are subject to various governmental approvals, registrations, and reviews, and our failure to obtain necessary approvals, maintain necessary registrations, or pass necessary reviews on a timely basis, or at all, could materially and adversely affect our business, results of operations and financial condition.

Business operations of our scale require approval by, and registration with, various PRC governmental authorities in charge of, for example, land, buildings, urban planning, quality regulation, safety, business operations and commercial activities, customs, taxation, environmental protection, and foreign exchange administration. If our operations continue to expand, we may, from time to time, be required to maintain or renew our existing registrations or obtain additional approvals, which we cannot assure you that we will be able to do at all times. For example, although we have obtained land use rights certificates and property ownership certificates for properties underlying a majority of our production facilities, as of the date of this annual report, we are still in the process of acquiring the land use right certificates relating to properties with a total of approximately 2.2 million square meters and the property ownership certificates relating to properties with a total gross floor area of approximately 0.4 million square meters, each underlying certain of our polysilicon production facilities and wafer production facilities. If we fail to obtain, or experience material delay in obtaining, these land use rights certificates and property ownership certificates, our business, results of operations, and financial condition may be materially and adversely affected.

We are required to apply for necessary approvals from the NDRC authorities in order to keep our operations and our planned additional production capacities in compliance with the PRC regulation. The PRC government has since 2010 issued various notices proclaiming that polysilicon production capacity in China has reached excess levels. The State Council and various PRC government agencies, including NDRC, issued a series of notices and instructions in May 2010 in an effort to control energy consumption and environmental pollution, in which the polysilicon industry was identified in both the over-capacity and the high-energy-consuming categories. In December 2010, a number of PRC government agencies, including NDRC, issued a circular along with the Conditions of Entry into the Polysilicon Industry, setting forth criteria and restrictions for entry into the polysilicon industry, pursuant to which any new construction of polysilicon production plant or reconstruction or expansion of existing polysilicon production plants requires approval from the relevant national investment administration authorities. Existing polysilicon projects, including ours, according to such circular, would be subject to periodic reviews by the Ministry of Industry and Information Technology, or MIIT, authorities in China. If we are not able to obtain or renew the necessary approvals on a timely basis, or at all, we may be required to stop using facilities in excess of our approved capacity, otherwise subject our facilities to use restrictions, or withdraw or terminate our on-going projects. Should that happen, our ability to execute our vertical integration strategy and expansion plan as well as our growth and profitability may be materially and adversely affected.

We operate in a competitive market against players who may enjoy greater resources, and we may not be able to compete successfully.

The PV manufacturing market is highly competitive. Many of our current and potential competitors have a longer operating history, better name recognition, greater resources, larger customer base, better access to raw materials and equipment, better vertically integrated platform, and greater economies of scale than we do. A number of our customers and suppliers are also our competitors. We have expanded in recent years into the downstream solar cell and module businesses and face a series of related risks as we have disclosed in the risk factors entitled “— We have limited experience and operating history in the solar cell and solar module businesses, and we may not succeed in our new endeavors, which could adversely affect our business expansion and vertical integration strategies and harm our reputation,” “— We have recently started to engage in the solar farm project business and related EPC business, and we may not succeed in these new endeavors or may not have sufficient financing for them, which could adversely affect our business expansion and vertical integration strategies and harm our reputation” and “— We have announced our proposed investments in the LED sapphire wafer manufacturing and in silane gas production, and we may not succeed in these new lines of business, which could adversely affect our strategies to expand into higher value-added sectors and to lower our overall production costs.” The key barriers to enter our industry at present consist of availability of financing and development of technological know-how. If these barriers disappear or become more easily surmountable, new competitors may successfully and more easily enter our industry, resulting in loss of our market share and increased price competition.

We have expanded our international business operations, and our failure or inexperience in these new endeavors could adversely affect our business expansion strategies and harm our reputation.

We have expanded our business operations outside China. Although we have had some international business operations ever since our inception, they were historically concentrated in international sales and procurement of raw materials. In recent years, in addition to the development of solar farm projects overseas, our international business expansion also took the form of direct acquisitions of existing businesses. In March 2011, we acquired a 72% interest in Solar Power, Inc., a California-based solar power EPC company, or SPI, for approximately $33 million. SPI’s shares are listed and traded on the OTCBB market. In April 2012, we acquired a 71% interest in sunways AG, or Sunways, a German stock corporation with its shares listed on the Frankfurt Stock Exchange, for approximately $30 million. Sunways currently produces, assembles and distributes solar cells and modules, PV system inverters, and other components for the renewable power production. We may engage in additional acquisitions or undertake various other strategic alternatives, such as strategic alliances and joint ventures with other players in the PV industry.

As we engage in and expand our operations outside China, these international operations expose us to a number of related risks and uncertainties, including:

•	difficulty with staffing and managing overseas operations;

•	fluctuations in currency exchange rates;

•	increased costs associated with developing and maintaining marketing and distribution presence in various countries;

•	providing customer service and support in these markets;

•	our ability to manage multiple sales channels effectively as we expand our sales channels beyond distributors to include direct sales as well as sales to system integrators, end-users and installers;

•	difficulties and costs relating to compliance with the different commercial, legal and regulatory requirements of the overseas markets in which we offer our products and services;

•	failure to develop appropriate risk management and internal control structures tailored for overseas operations;

•	inability to obtain, maintain or enforce intellectual property rights;

•	unanticipated changes in prevailing economic conditions and regulatory requirements; and

•

trade barriers such as export requirements, tariffs, taxes and other restrictions and expenses, that could increase the prices of our products and services and make us less competitive in some countries.

As we expand internationally, in order to make such acquisitions and strategic alternatives synergistic and favorable to our overall business operations, integration and pro-active global management will be crucial to our success as a vertically integrated global PV player. A significant portion of our current operations are concentrated in China and, if we are unable to effectively manage the global integration and other risks relating to international operations, they could impair our ability to expand our business abroad. As a result, our results of operations may be materially and adversely affected, and our business expansion and vertical integration strategies will be materially hampered.

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

The solar technologies in general also compete with other renewable energy technologies, such as biomass, hydroelectric, wind, and geothermal technologies, as well as nuclear power technologies, in addition to conventional power generation, for, among other things, government subsidies, market share, and public acceptance and support. If prices for conventional and other renewable energy sources decline, or if these sources enjoy greater policy support than solar power, the solar power industry could suffer and our business and results of operations may be adversely affected.

We also compete with alternative polysilicon technology, and we may not be able to compete successfully.

Although the vast majority of polysilicon produced in the world utilizes the CVD process, or the modified Siemens process, which consumes a large amount of electricity, several alternative crystalline silicon-based production processes have been developed that may significantly reduce power consumption and other production costs. For example, MEMC, Renewable Energy Corporation, or REC, and Wacker Chemie AG, or Wacker, currently use, or are constructing facilities that use, the fluidized bed reactor, or FBR, method for producing polysilicon. Tokuyama Corporation has also developed a polysilicon technology called the “vapor-to-liquid deposition” process. Other producers are developing the ability to produce upgraded metallurgical grade silicon as a low-cost alternative to solar-grade polysilicon produced through modified Siemens process. Further developments in competing polysilicon production technologies may result in lower manufacturing costs or higher product performance than those achieved from the Siemens processes, including the modified Siemens process that we currently employ. As a result, we may need to invest significant resources in R&D to maintain our market position, keep pace with technological advances in the PV industry and effectively compete in the future. Our failure to further refine and enhance our products or to keep pace with evolving technologies and industry standards could cause our products and production facilities to become uncompetitive or obsolete, which could in turn reduce our market share and cause our net sales and profits to decline.

We rely on a limited number of suppliers for our production equipment and consumables, and failure or delay by any of them in delivering equipment or consumables to us could adversely impact our production.

We rely on a limited number of equipment suppliers in and outside China for all of our principal manufacturing equipment and spare parts, including our CVD reactors, STC thermal converters, hydrochlorination reactors, multicrystalline DSS furnaces, monocrystalline pullers, squarers that we use to cut ingots into smaller blocks, wafering wire saws that we use to slice these blocks into wafers, our solar cell manufacturing equipment, and solar module manufacturing equipment. In addition, we rely on a limited number of suppliers for the consumables, such as crucibles and slurry, that we use in our wafer production. These suppliers have supplied most of our current equipment and spare parts, and we also rely on them to provide a substantial portion of the principal manufacturing equipment and spare parts contemplated in our expansion program. If we fail to develop or maintain our relationships with these and other equipment or consumables suppliers, or should any of our major equipment or consumables suppliers encounter difficulties in the manufacturing or shipment of its equipment or consumables to us, including due to financial difficulties or natural disasters, or otherwise fail to supply equipment or consumables according to our requirements, it will be difficult for us to find alternative providers for the equipment or consumables we need on a timely basis and on commercially reasonable terms, if at all. We also rely on our suppliers for the routine maintenance, check-up, and repair with respect to some of our equipment. In the event that our equipment malfunctions or fails to function due to lack of support, or our equipment or crucibles lead to defective or substandard products, our business, financial condition and results of operations could be adversely affected.

If we are unable to fulfill our customer orders or other commitments to customers on a timely basis, we may lose customers, our reputation may be damaged, and we may incur economic losses for breach of contracts.

We have from time to time experienced delays in fulfilling purchase orders from some of our customers due to fluctuations in our production output as we ramp up our vertically integrated production capacity, fluctuations in general market demand for our products due to the global or regional economic conditions, disruptions to our delivery of products due to extraordinary weather conditions, and various other factors. In the past, when the global PV market was expanding aggressively, we often entered into contractual commitments with our customers in anticipation of our successful and timely implementation of our expansion program. Under such circumstances, our ability to meet these contractual commitments to our customers depended significantly on the successful and timely implementation of such expansion program. If we are unable to fulfill our customer orders or other commitments to customers on a timely basis, we may lose our customers and our reputation may be damaged. Moreover, our contracts with our customers sometimes provide for specified monetary damages or penalties for non-delivery or failure to meet delivery schedules or product specifications. If any of our customers invokes these clauses against us, we may need to defend ourselves against the relevant claims, which could be time-consuming and expensive. We may be found liable under these clauses and be required to pay damages, which could adversely affect our business, financial condition and results of operations.

We are exposed to various risks related to legal proceedings, international trade sanctions, or claims or allegations in press articles or market reports, which could adversely affect our business operations, financial condition and reputation, and may cause loss of business.

Litigation in general can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. We and/or our directors and officers have been, and in the future may be, involved in allegations, litigation or legal or administrative proceedings, including those related to alleged violations of securities laws. Regardless of the merits, responding to these matters and defending against litigation can be time consuming and costly, and may result in us incurring substantial legal and administrative expenses, as well as divert the attention of our management. Any such allegations, lawsuits or proceedings could have a material adverse effect on our business operations. Further, unfavorable outcomes from these claims or lawsuits could adversely affect our business, results of operations, or financial condition.

International trade related investigations and proceedings and any anti-dumping and/or countervailing tariff imposed by any jurisdiction may cause a material adverse effect on our business prospects, financial condition and results of operations. In October 2011, for example, several U.S.-based manufacturers of PV products filed a petition with the U.S. Department of Commerce, or DOC, and the U.S. International Trade Commission, or ITC, alleging that imports from China have caused injuries to the PV industry in the U.S. and seeking tariffs of more than 100% on crystalline silicon PV cells imported from China into the U.S., whether or not assembled into solar modules. A group of PRC PV product exporters have responded to the complaint, contesting the allegations. ITC is currently in the process of making a preliminary determination on whether the alleged injuries to the U.S. PV industry exist. Meanwhile, DOC is in the process of determining whether each PV exporter in China is engaged in dumping activities or exporting PV products supported by illegal government subsidies into the U.S. If both ITC and DOC make an affirmative determination, each PRC respondent company will have an opportunity to contest to DOC the calculation of individualized anti-dumping duty and countervailing duty that would be applicable to it. Given the early stage of such investigations by DOC and ITC, it is not certain whether the U.S. government will impose antidumping and/or countervailing tariffs as requested, or whether the relevant PRC respondent companies will challenge any adverse U.S. government decisions in court. We have historically sold limited quantities of our PV products directly to the U.S. market, but we have supplied polysilicon to other PRC-based PV product manufacturers who export their PV products to the U.S. market. Any anti-dumping and/or countervailing tariff finally imposed by the U.S. authorities may indirectly affect us through its impact on such PRC-based PV product manufacturers, and may have a material adverse effect on our business prospects, financial condition and results of operations. As we have significantly relied on international customers for our products since our inception, any similar or other trade related investigations and proceedings as well as any similar or other resultant anti-dumping and/or countervailing tariff imposed by jurisdictions where we have directly or indirectly sold significant quantities of our PV products may result in a material adverse effect on our business prospects, financial condition and results of operations.

We have also been, and may continue to be, subject to adverse press articles, media or market reports, or other public statements or allegations on our business operations, financial condition, internal control, corporate governance, environmental protection, workplace safety, and/or our relationship with customers, suppliers, governmental authorities, banks, and investors, with or without appropriate bases. Although we will disclose any material development as required by law to keep our investors informed, and may attempt to correct some of the wrong information in the marketplace, we cannot assure you that adverse statements or allegations in the public domain will, with or without justification, cast us in a negative light and may adversely affect our business reputation and operations as well as the value and trading price of our shares and other securities.

Our business depends on the continued services of our executive officers and key personnel, and our business may be severely disrupted if we lose their services.

Our success depends on the continued services of our executive officers and key personnel, in particular Mr. Xiaofeng Peng, our founder, chairman and chief executive officer. We do not maintain key-man life insurance on any of our executive officers and key personnel. If one or more of our executive officers and key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. As a result, our business may be materially disrupted and we may have to incur additional expenses in order to recruit and retain new personnel. In addition, if any of our executives joins a competitor or forms a competing company, we may lose some of our customers. Each of our executive officers and key personnel has entered into an employment agreement with us that contains confidentiality and non-competition provisions. However, if any dispute arises between our executive officers or key personnel and us, we cannot assure you, in light of uncertainties associated with the PRC legal system, that these agreements could be enforced in China where most of our executive officers and key personnel reside and hold most of their assets. In addition, Mr. Peng, our founder, chairman, chief executive officer and controlling shareholder, in his personal capacity, and his family members are engaged in certain alternative energy projects, including a project involving thin-film technology. Mr. Peng and his family may invest or otherwise participate in their personal capacity in other alternative energy projects, such as projects involving solar thermal, wind energy and biofuels. To the extent that Mr. Peng devotes significant time to any such projects, it may reduce his time and services devoted to our company as chairman and chief executive officer, which could materially and adversely affect our business.

Our founder, chairman, and chief executive officer, Mr. Xiaofeng Peng, has substantial control over our company and his interests may not be aligned with the interests of our shareholders.

Mr. Peng, our founder, chairman and chief executive officer, currently beneficially owns, through LDK New Energy Holding Limited, his wholly owned British Virgin Islands company, or LDK New Energy, 72,892,163 of our shares, representing approximately 53.27% of our outstanding share capital, without taking into account any securities that any shareholder or option holder has the right to acquire within 60 days after the date of this annual report through the exercise of any option, warrant or right. As such, Mr. Peng will have substantial control over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, dividend policy and other significant corporate actions. Mr. Peng may take actions that are not in the best interest of our company or our shareholders and other securities holders.

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

Our controlling shareholder, Mr. Peng, through his wholly owned entity, LDK New Energy, has pledged a significant portion of his equity interest (in the form of ordinary shares or ADSs) in our company to secure certain loan facilities to finance his investment in the thin-film solar project and other projects. These loan facilities also require LDK New Energy to pledge additional shares or ADSs or other collateral if the market value of the pledged shares or ADSs fall below a certain threshold. For example, the decline of the price of our ADSs on the New York Stock Exchange has from time to time triggered margin calls under these loan facilities. As of the date of this annual report, LDK New Energy has pledged up to 52.0 million of our ordinary shares (including ordinary shares represented by ADSs), representing approximately 38.88% of our outstanding ordinary shares, to secure such loan facilities. Under such loan agreements, Mr. Peng has also provided unlimited personal guarantees to secure the loans. LDK New Energy and Mr. Peng may from time to time obtain additional loans that are secured by a pledge of additional equity interests (in the form of ordinary shares or ADSs) in our company to finance the thin-film solar project or for other purposes. Turbulences in the global economy and financial markets or declines in the market value of our ADSs could trigger additional margin calls for these loan facilities. Failure or delay by LDK New Energy to promptly meet these margin calls or other default under these financing arrangements could result in the sale or other disposition of some or all of the pledged shares. As Mr. Peng has provided personal guarantees for some of our existing loan facilities, if we default under the loan agreements for which Mr. Peng has provided such personal guarantees, Mr. Peng’s personal properties, including his shares in us, may be seized and sold by the relevant lenders. Any of these events may potentially result in a change in control of our company.

Upon the occurrence of a change of control, we will be required to purchase the 2014 senior notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest in accordance with the terms of the indenture. In addition, a change of control of our company may constitute a default under our loan agreements, which could potentially trigger cross-default provisions in other financing agreements, including the 2014 senior notes and 2013 convertible notes. If we are required to repay a significant portion or all of our existing indebtedness prior to their maturity or if we are unable to borrow additional amounts under existing credit facilities, we may lack sufficient financial resources to make these payments or to fund other cash requirements, which would have a material adverse effect on our financial condition, results of operations and business prospects.

We may be adversely affected by volatile trends of solar energy market and industry, which is at an early stage of development and is subject to many factors which are beyond our control, and therefore our revenues may be volatile.

We are affected by solar energy market and industry trends as well as macro-economic factors. The PV market in general is at an early stage of development and the extent of acceptance of PV technology and products is uncertain. Market data on the PV industry are not as readily available as that on other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. As a result, the average selling price and the market demand for PV products are highly volatile and subject to many factors which are beyond our control, including:

•	wide commercial adoption and application of PV technology;

•	cost-effectiveness, performance and reliability of PV technology and products compared to conventional and other renewable energy sources and products;

•	availability of government subsidies and economic incentives to support the development of the PV industry;

•	success of, or increased government support for, other alternative energy generation technologies, such as fuel cells, wind power, hydroelectric power and biomass energy;

•	success of solar technologies other than crystalline silicon;

•	fluctuations in economic and market conditions that affect the financing and viability of renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	deregulation of the electric power industry and the broader energy industry; and

•	levels of capital expenditures by end-users of PV products, which tend to decrease when economic growth slows.

If the average selling price or demand for PV products decrease dramatically, we may not be able to grow our business or generate sufficient revenues to sustain our profitability. For example, partially due to the global economic slowdown and turmoil in the global financial markets since late 2008, we incurred a net loss of $234.0 million and $609.0 million, respectively, for the years ended December 31, 2009 and 2011 although we generated a net profit of $296.5 million for the year ended December 31, 2010. In addition, the prices of PV products have declined since the first half of 2010 due primarily to lower prices of polysilicon during this time and increased manufacturing capacity for PV products. Any negative market and industry trends could materially and adversely affect our business, financial condition and results of operations. We cannot assure you that we will not generate net losses or no greater amounts of net losses going forward due to numerous factors beyond our control, including the external global economic environment, the well-being of the PV industry, and our internal productivity and other operational conditions.

We may be adversely affected by volatile market and industry trends; in particular, the demand for our PV products may decline, which may reduce our revenues and earnings.

We are affected by solar energy market and industry trends as well as macro-economic factors. For example, the prices of PV products have declined since the first half of 2010 due primarily to lower prices of polysilicon during this time and increased manufacturing capacity for PV products. As the impact of the global economic crisis subsided through 2011, the combination of increased demand and growth from new markets and buyers, such as the United States, Canada, China, India, and Thailand), and decreased average selling prices of PV products contributed to an overall increase in demand for PV products in 2011. The demand for PV products is also influenced by macroeconomic factors such as the global economic conditions, the supply and prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry. A decrease in oil prices, for example, may reduce demand for investment and consumption in alternative energy. A global economic downturn, which affects the availability of financing, may also contribute to decreased sales and shipments of PV products and the slowdown of the solar project market segments. Any negative market and industry trends could materially and adversely affect our business, financial condition and results of operations.

Our strategy includes alliances, joint ventures, acquisitions and dispositions of assets, and restructuring of our business operations; our failure to successfully implement this strategy could have a material adverse effect on our business.

As part of our strategy, we intend to enter into strategic acquisitions and investments and establish strategic alliances with third parties in the PV industry if suitable opportunities arise. We may acquire or invest in technologies, businesses or assets that are strategically important to our business expansion. For example, in January 2008, we acquired a 33.5% interest in Jiangxi Sinoma New Material Co., Ltd., or Jiangxi Sinoma, a Xinyu-based crucibles manufacturer, from Xinyu Chengdong Investment and Construction Co., Ltd. for consideration of approximately Rmb 16.8 million. In February 2010, we acquired crystalline module manufacturing equipment in China from Best Solar Co., Ltd., a wholly owned subsidiary of LDK New Energy, or Best Solar, for consideration of $21.2 million. In March 2011, we acquired a 72% interest in SPI, California-based solar power EPC company, for approximately $33 million. In April 2012, we acquired a 71% interest in Sunways, a German PV company, for approximately $30 million. We may engage in similar or other acquisitions and investments that we believe will complement our expansion strategies, including acquisitions or investments in new technology. We may also make strategic dispositions of our assets or restructure our business operations. We may raise additional financing through a partial and complete disposal of our stakes in our polysilicon plant or other businesses. Any strategic acquisition, investment and alliance with third parties could subject us to a number of risks, including risks associated with the assimilation of new operations, technologies and personnel, any unforeseen or hidden liabilities, the inability to generate sufficient revenue and income to offset the costs and expenses of acquisitions, the potential loss of, or harm to, our relationships with employees, customers and suppliers as a result of integration of new businesses, and a reduction or loss of control of operations that are material to our business. Moreover, strategic acquisitions, investments and alliances may divert our cash flow from servicing our debts and making necessary capital expenditures and subject us to impairment losses on our acquisitions and investments in equity securities and risks of non-performance by counterparties, which may in turn lead to monetary losses that may materially and adversely affect our business. An acquisition could also expose us to related litigation and other proceedings, unknown liabilities and other unforeseen risks. For example, a putative class-action lawsuit was initiated by a minority shareholder of SPI seeking to enjoin our acquisition of SPI and seeking money damages soon after we acquired a stake in SPI, with us named as a defendant together with SPI and its board of directors in the class action. Although this class action has been dismissed with prejudice, such and other lawsuits and proceedings could cause us to incur additional legal and other costs and expenses (including the payment of damages, settlement sums or other compensation) as well as divert the attention of our management. Difficulties encountered with respect to the acquisitions, investments, or alliances or in the process of integration could have an adverse effect on our ability to manage our business. Any failure to integrate any acquired businesses or joint ventures into our operations successfully and any material liabilities or potential liabilities of any acquired businesses or joint ventures that are not identified by us during our due diligence process for such acquisitions or investments could materially and adversely affect our business and financial condition.

Product defects could result in increased costs, damage to our reputation and loss of revenues and market share.

Our products may contain defects that are not detected until they have been shipped, installed or otherwise incorporated into PV products of our customers. In 2009, 2010 and 2011, we recorded inventory write-downs of $2.4 million, $5.8 million and $17.1 million, respectively, due to defects identified in some of our products. In the ordinary course of our business, we also encounter periodic sales returns due to non-conformity with customers’ specifications or product defects. In each case, we are required to replace our products promptly. Product defects and the possibility of product defects could cause significant damage to our market reputation and reduce our product sales and market share. If we cannot successfully maintain consistency and quality throughout our production process, this will result in substandard quality or performance of our products. If we deliver products with defects, or if there is a perception that our products are of substandard quality, we may incur substantially increased costs associated with replacements of products, our credibility and market reputation will be harmed and sales of our PV products may be adversely affected.

We are subject to the management report and auditor attestation report requirements of Section 404 of the Sarbanes-Oxley Act; if we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

As a public company, we are subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act and the related rules of the Securities and Exchange Commission, or the SEC, require that we evaluate the effectiveness, as of the end of each fiscal year, of our internal control over financial reporting and include in our annual report on Form 20-F for each fiscal year (i) a report of our management on our internal control over financial reporting that contains, among other things, management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the most recent fiscal year, including a statement on whether or not internal control over financial reporting is effective and (ii) the opinion of our registered public accounting firm, either unqualified or adverse, as to whether we maintained, in all material respects, effective internal control over financial reporting as of the end of such fiscal year. Our management and auditors are not permitted to conclude that our internal control over financial reporting is effective if there are one or more “material weaknesses” in our internal control over financial reporting, as defined in rules of the SEC and the U.S. Public Company Accounting Oversight Board, or PCAOB. We cannot assure you that our internal control over financial reporting will continue to be effective or that any significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified in the future. Moreover, if we fail to maintain the adequacy of our internal control, we may not be able to conclude that we have effective internal control over financial reporting. Even if we do conclude that our internal control over financial reporting is effective, our independent registered public accounting firm may still issue a report that is qualified or adverse if it is not satisfied with our internal control. Furthermore, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help us to manage the company effectively and prevent fraud. We have incurred, and will continue to incur, significant costs and have used, and will continue to use, significant management and other resources in order to comply with Section 404 of the Sarbanes-Oxley Act.

Our independent registered public accounting firm’s audit documentation related to their audit report included in this annual report may be located in China. The Public Company Accounting Oversight Board currently cannot inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the applicable laws of the United States and professional standards. Our operations are principally conducted in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities. Accordingly, any audit documentation located in China related to our independent registered public accounting firm’s report included in our filings with the SEC is not currently inspected by the PCAOB.

Inspections conducted by the PCAOB outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audit documentation located in China and its related quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to audits outside China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

The financial disclosure in interactive data we are required to provide on SEC’s electronic filing system and our own website involve special and technical processing and processes, and may expose us to unintended additional risks and liabilities.

We started to provide financial disclosure in interactive data format on SEC’s electronic filing system and post them on our corporate website in connection with our annual report on Form 20-F for the fiscal year ended December 31, 2010 as required by the SEC rules and regulations. As required by the SEC, we use the eXtensible Business Reporting Language, or XBRL, and the taxonomy or standard list of tags in XBRL format developed for financial reporting in interactive format consistent with U.S. GAAP and SEC rules and regulations. The XBRL list of tags contains descriptive labels, definitions, authoritative references to U.S. GAAP and the SEC rules and regulations where applicable, and other elements, all of which aim to provide the contextual information necessary for interactive data to be recognized and processed by software. For the fiscal year ended December 31, 2010, we tagged our consolidated financial statements, with the footnotes and schedules each tagged in a block of text. Starting with this annual report, we will be required to tag the detailed quantitative disclosures within the footnotes and schedules to our consolidated financial statements and will be permitted, but not required, to the extent we choose, to tag each narrative disclosure. As we took advantage of 30-day grace period for submitting our initial interactive data exhibit for fiscal year 2010, we will similarly make use of the 30-day grace period permitted for submitting our first interactive data exhibit in connection with this annual report. Starting with our annual report for the fiscal year ending December 31, 2012, we will not have the benefit of any such grace period, and must file such interactive data as an exhibit to our annual report on Form 20-F. As required by the SEC rules and regulations, we are also required to post our interactive data for at least 12 months on our corporate website on the same day we submit or file our annual report on Form 20-F.

When we apply XBRL taxonomy or data tags to our consolidated financial statements and the notes and schedules, we are initially guided by the software in tagging information contained in our financial statements with the appropriate tags in the standard list. Each element in the standard list of tags has a standard label. We typically therefore match the standard labels to each caption in our consolidated financial statements and notes and schedules. To the extent we have flexibility in how to report our financial information under U.S. GAAP in our consolidated financial statements and notes and schedules, we may decide to use a non-standard financial statement line item that is not included in the standard list of tags. In this situation, we will create a company-specific element, called an extension. Similarly, when we identify a difference between some elements associated with the standard label and those associated with our financial reporting item, we may change, or extend, the standard label when we tag such financial disclosure. Due to the complexity and technicality in tagging our consolidated financial statements and the notes and schedules, we have outsourced the tagging process to a third party specialist, with the data tagging subject to our review and approval.

As financial statements in interactive data format are intended to be processed by software applications, the unprocessed data are not readable by humans. You will need viewers to convert or render the interactive data file to human readable format. Some viewers are similar to Web browsers used to read HTML files. You will also need software to process interactive data so as to automate and facilitate access to and analysis of the tagged data. We cannot assure you of the availability of any applications in existence or under development that may provide the functionality that you require for your purposes. XBRL is an open standard that defines or tags data using standard definitions. These tags are supposed to establish a consistent structure of identity and context, capable of being recognized and processed by a variety of different software applications. We understand that XBRL was developed and is currently supported by XBRL International, and that software applications, such as databases, financial reporting systems, and spreadsheets, recognize and process tagged financial information. You should also note that the XBRL standard will not remain static and is subject to updating, and the list of newer tags may differ significantly from the old or existing list. Such new developments will not only impact our tagging process going forward, but also your use of our tagged financial disclosure.

We are subject to liabilities under the federal securities laws with respect to our interactive data files submitted or filed with the SEC, with a modified liability for our interactive data submitted for the fiscal year ended December 31, 2010 and to be submitted for the fiscal year ended December 31, 2011. Such modification will primarily deem our interactive data not as filed, but only as submitted, for purposes of specified liability provisions under the federal securities laws, and we are additionally protected from liability for failure to comply with the tagging requirements for the fiscal years ended December 31, 2010 and 2011 if our interactive data file should fail to meet the SEC requirements so long as the failure shall have occurred despite our good faith effort and we have corrected the failure promptly after becoming aware of it. In addition, if we fail to provide the required financial disclosure in interactive data format on SEC’s electronic filing system or post such interactive data our own corporate website each on the date so required, we will not be regarded as current with our reports under the Securities Exchange Act of 1934, as amended, or the Securities Exchange Act, and, as a result, will not be eligible to use the short registration statement forms, such as Form F-3, and will not be deemed to have available adequate current public information for purposes of the resale exemption safe harbor provided by Rule 144 under the Securities Act of 1933, as amended, or the Securities Act.

If we are unable to attract, train and retain technicians and a skilled labor force, our business may be materially and adversely affected.

Our continued success depends, to a significant extent, on our ability to attract, train and retain technicians and a skilled labor force for our business. Recruiting and retaining capable technicians, particularly those with expertise in the PV industry, are vital to our success. Our principal operations are located at Xinyu City of Jiangxi Province, a relatively less developed region compared to coastal cities in China. Our location adds difficulties to our recruiting efforts. In addition, there exists substantial competition for qualified technicians in the PV industry, and there can be no assurance that we will be able to attract or retain technicians. Neither can we assure you that we will be able to recruit, train and retain skilled workers. As we have disclosed in the risk factors entitled “— We have expanded our international business operations, and our failure or inexperience in these new endeavors could adversely affect our business expansion strategies and harm our reputation,” “— We have recently started to engage in the solar farm project business and related EPC business, and we may not succeed in these new endeavors or may not have sufficient financing for them, which could adversely affect our business expansion and vertical integration strategies and harm our reputation” and “— We have announced our proposed investments in the LED sapphire wafer manufacturing and in silane gas production, and we may not succeed in these new lines of business, which could adversely affect our strategies to expand into higher value-added sectors and to lower our overall production costs,” we now face additional difficulties in staffing our overseas operations and the new business operations we have recently expanded into or will enter into. If we fail to attract and retain qualified employees, our business and prospects may be materially and adversely affected.

Fluctuations in exchange rates could adversely affect our business.

As of December 31, 2011, our sales were primarily denominated in U.S. dollars, Renminbi and euros. As we develop our modules and solar farm project businesses, we will increasingly be exposed to currency risks relating to euros and U.S. dollars. Our costs are largely denominated in Renminbi and U.S. dollars, while our capital expenditures are largely denominated in U.S. dollars, Renminbi and euros. Therefore, fluctuations in currency exchange rates could have a material adverse effect on our financial condition and results of operations. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and euro, affect our gross and net profit margins and could result in foreign exchange and operating losses.

The functional currency of our principal operating subsidiaries, which are located in China, is the Renminbi. To the extent these subsidiaries hold assets denominated in U.S. dollars, any appreciation of Renminbi against the U.S. dollar could result in a charge to our statements of operations and a reduction in the value of their U.S. dollar-denominated assets. In addition, a depreciation of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results.

We incurred a net foreign currency exchange loss of $0.6 million and $2.0 million during the years ended December 31, 2009 and 2011, respectively, and we recorded a net foreign currency exchange gain of $8.3 million for the year ended December 31, 2010. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur additional net foreign currency losses in the future. During 2009, 2010 and 2011, we entered into certain foreign exchange forward contracts to reduce the effect of our foreign exchange exposure. However, we cannot assure you that these types of hedging activities will be effective in managing our foreign exchange risk exposure.

Compliance with environmental and safety regulations is expensive, and noncompliance may result in adverse publicity and potentially significant monetary damages and fines or suspension of our business operations.

The majority of our business operations are located in China, and we are required to comply with all PRC national and local regulations regarding the protection of the environment and the safety of operations. Our overseas subsidiaries are required to comply with national, federal and local regulations regarding the environmental protection and operational safety for their businesses in their respective jurisdictions. Compliance with environmental and safety regulation is expensive. The PRC government is adopting more stringent environmental protection and operational safety regulations and the costs of complying with these regulations are expected to increase. See “Item 4. Information on the Company — B. Business Overview — Regulatory Framework — Environmental regulations” and “— Production Safety and Environment” for details. Although we have obtained all of the necessary approvals and permits for our production facilities currently existing or under construction, we cannot assure you that we will be able to comply with all applicable environmental protection and operational safety requirements, and obtain all of the required governmental approvals and permits that may be or may become applicable to us on a timely basis, or at all, or will be able to complete all our registrations and filings with the government, in time for all of our projects currently under construction or our future projects. The relevant governmental authorities may impose on us fines for any non-compliance, set deadlines for rectification, and order us to cease construction or production if we fail to comply with their requirements.

For each of our PV production facilities in China, we are required to conduct an environmental impact assessment, obtain approval of the assessment before commencing construction and complete an examination and obtain an environmental acceptance approval before we begin production. We must also periodically renew the various environmental acceptance approvals that we have obtained to be able to continue our business operations. Our polysilicon production facilities, in particular, use, generate, store, dispose of, and discharge toxic, volatile and otherwise hazardous chemicals and wastes. We are therefore subject to licensing requirements, regulations and periodic monitoring by local environmental protection authorities regarding the use, storage, transportation and disposal of such hazardous chemicals and the disposal of other wastes we generate. Discharge of waste water from our production facilities is an example, for which we must file reports with and obtain discharge permits from the relevant PRC government authorities.

We are also subject to the periodic production safety examinations and reviews in order to obtain or renew our operational safety permits. As we disclosed in the risk factor entitled “— Unexpected equipment failures or accidents, including any accidental release of hazardous gases or materials, may lead to production curtailments or shutdowns, personal injuries, even deaths or damage to properties,” our operations, especially wafer manufacturing and polysilicon production, use complex and potentially hazardous equipment, such as CVD reactors, STC thermal converters, and hydrochlorination reactors, DSS furnaces, squarers and wire saws, that requires skill and experience for safe operation. We also use and discharge toxic, volatile and otherwise hazardous chemicals in our polysilicon production processes, for which we must register with the relevant authorities and obtain the relevant safety permits before we may use such hazardous chemicals in our production processes, including a permit for the storage and use of hazardous chemicals and a permit for the use of atmospheric pressure containers. Although we have obtained all the necessary operational safety permits for our current operations, we will not be able to renew such operational safety permits, or obtain them for projects under construction or within our expansion plan, if we fail to comply with present or future safety regulations in China. Our failure may subject us to substantial fines or damages or the suspension of our production operations, which may harm our reputation and could negatively affect our results of operations and financial position.

We have limited insurance coverage and may incur losses resulting from product liability claims or business interruptions.

We are exposed to risks associated with product liability claims in the event that the use of our PV products results in injury. Due to our limited historical experience, we are unable to predict whether product liability claims will be brought against us in the future or to predict the effect of any resulting adverse publicity on our business. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. Moreover, we do not carry any product liability insurance and may not have adequate resources to satisfy a judgment in the event of a successful claim against us. We do not carry any business interruption insurance. Based on the insurance products available in China, even if we decide to take out business interruption coverage, such insurance as currently available offers limited coverage compared to that offered in many other jurisdictions. Any business disruption or natural disaster could result in substantial losses and diversion of our resources.

Failure to protect our intellectual property rights, know-how and technology may undermine our competitive position.

We have developed various production process-related know-how and technologies in the production of polysilicon, ingots, wafers, cells and modules. Know-how and technologies of this type play a critical role in our quality control and cost reduction. In addition, we have on-going R&D programs with a view to continually developing techniques and processes that will improve our production efficiency and product quality. Our intellectual property and proprietary rights arising out of these R&D programs will be crucial in maintaining our competitive edge in the PV industry. We currently have 31 issued patents, 10 patent right grant notices that entitle us to receive issued patents upon satisfaction of certain registration procedures, and 138 patent applications pending globally, of which 130 are pending in China. In addition, we also have two registered copyrights and three registered trademarks in China. We rely primarily on patent, trademark, trade secret, copyright law and contractual arrangements with employees to protect our intellectual property and proprietary rights. Nevertheless, these afford only limited protection and the actions that we may take to protect our intellectual property and proprietary rights may not be adequate. Our failure to protect our production process related know-how and technologies and/or our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property and proprietary rights. Policing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation, which can be costly and divert management attention and other resources away from our business, may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of our proprietary rights. We cannot assure you that the outcome of such potential litigation will be in our favor or that we will be able to effectively enforce any remedies available to us. An adverse determination in any such litigation or failure to enforce our remedies will impair our intellectual property and proprietary rights and may harm our business, prospects and reputation.

We may be exposed to intellectual property infringement, misappropriation or other claims by third parties and an adverse determination could result in us paying significant damages.

Our success depends on our ability to use and develop our technology and know-how, to produce our polysilicon, ingots, wafers, cells and modules and to sell our polysilicon, ingots, wafers, cells and modules without infringing the intellectual property or other rights of third parties. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. For example, in June 2008, an objection was filed against Jiangxi LDK Solar regarding its trademark “LDK.” The initial decision of the applicable trademark authority on this objection was granted in our favor in November 2010 and we are awaiting the final judgment. The validity and scope of claims relating to PV technology patents involve complex scientific, legal and factual questions and analyses and, therefore, may be highly uncertain. The defense and prosecution of intellectual property suits, patent opposition proceedings, trademark disputes and related legal and administrative proceedings can be both costly and time consuming and may significantly divert our resources and the attention of our technical and management personnel. An adverse ruling in any such litigation or proceedings could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products, or subject us to injunctions prohibiting the production and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such dispute.

We have granted, and may continue to grant, stock options under our stock incentive plan and our net income could be adversely impacted.

We adopted a stock incentive plan in 2006. As of the date of this annual report, we have outstanding stock options under this plan with respect to 10,348,468 shares, all of which were granted to our directors, employees, consultants and service providers. During the past few years, as a result of the significant decreases in our share prices, we and some of our optionees agreed to cancel some of the previously granted, but not yet vested, stock options and to replace them with newly granted options with similar terms at lower exercise prices. According to Accounting Standards Codification, or ASC, Topic 718, “Share-Based Payment,” issued by the Financial Accounting Standards Board, or FASB, we are required to recognize share-based compensation as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. For the years ended December 31, 2009, 2010 and 2011, our non-cash share-based compensation expenses amounted to $14.2 million, $11.0 million and $9.9 million, respectively, with respect to share options granted to our employees. The additional expenses associated with share-based compensation may reduce the attractiveness of issuing stock options under our stock incentive plan. However, if we do not grant stock options or we reduce the number of stock options that we grant, we may not be able to attract and retain key personnel. If we grant more stock options to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income.

Most of our production, storage, administrative and R&D facilities are located in close proximity to one another in Xinyu City of Jiangxi Province. Any damage or disruption at these facilities would have a material adverse effect on our business, financial condition and results of operations.

Most of our production, storage, administrative and R&D facilities are located in close proximity to one another in Xinyu City of Jiangxi Province in China. A natural disaster, such as fire, floods, typhoons or earthquakes, severe snow storms, or other unanticipated catastrophic events, including power interruptions, telecommunications failures, equipment failures, explosions, fires, break-ins, terrorist acts or war, could significantly disrupt our production and business operations. If any of our production facilities or material equipment were to experience any significant damage or downtime, or if any of our storage, administrative and R&D facilities were to suffer any material damage or disruption, we may be unable to meet our production targets and our business would be adversely affected. Moreover, as we have disclosed in the risk factor entitled “— We have limited insurance coverage and may incur losses resulting from product liability claims or business interruptions,” we do not carry any business interruption insurance. As the insurance industry in China is still in its early stage of development, even if we decide to take out business interruption coverage, such insurance available in China offers limited coverage, which may be insufficient to cover the damage or disruption at these facilities. Any such business disruption or natural disaster could result in substantial losses and diversion of our resources, and have a material adverse effect on our business, financial condition and results of operations.

We rely principally on dividends, if any, and the interest and principal payments on intercompany loans or advances paid by our subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our PRC subsidiaries to pay dividends or repay intercompany loans or advances to us could have a material adverse effect on our ability to conduct our business.

We are a holding company with no material operations. We conduct our operations mainly through our PRC subsidiaries. As a holding company, we may depend on the receipt of dividends and the interest and principal payments on intercompany loans or advances from our subsidiaries to satisfy our obligations, including our obligations under our 2013 convertible notes and 2014 senior notes and to pay any dividends we may declare. The ability of our subsidiaries to pay dividends and make payments on intercompany loans or advances to their shareholders is subject to, among other things, distributable earnings, reserve funds, cash flow conditions, restrictions contained in the articles of association of our subsidiaries, applicable laws and restrictions contained in the debt instruments or agreements of such subsidiaries. In addition, if any of our subsidiaries raises capital by issuing equity securities to third parties, the dividends declared and paid with respect to such equity securities would not be available to us, such as any dividends declared and paid by LDK Silicon on approximately 18.46% of its share capital that LDK Silicon sold to CDB Capital and affiliates of China Construction Bank Corporation and Bank of China Limited on June 3, 2011. In addition, the articles of association of LDK Silicon, as amended in connection with such investments in LDK Silicon preferred shares, mandate an annual dividend on a pro rata basis among all existing shareholders of LDK Silicon up to an amount of its retained earnings so that the holders of LDK Silicon preferred shares will receive at least $15 million of such dividend, to the extent the declaration and distribution of such dividend are permitted by applicable laws and by contractual obligations applicable to us. These restrictions and developments could reduce the amounts that we receive from our subsidiaries, which could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, service our debts, or otherwise fund and conduct our business.

In connection with the consummation of the sale of LDK Silicon preferred shares to CDB Capital and affiliates of China Construction Bank Corporation and Bank of China Limited, we have entered into a share pledge agreement with the investors pursuant to which we have pledged 15% of our shares in Jiangxi LDK Solar (including any dividends paid on those shares) to secure our obligations relating to the investments in LDK Silicon preferred shares. In accordance with market practice in China, any dividends declared by Jiangxi LDK Solar on the pledged shares will be paid into an escrow account and held to secure our obligations relating to the investments in LDK Silicon preferred shares until the pledge is eventually released.

PRC laws and regulations permit payment of dividends only out of accumulated profits as determined in accordance with PRC accounting standards and regulations and such profits differ from profits determined in accordance with U.S. GAAP in certain significant respects, including the use of different bases of recognition of revenue and expenses. Our PRC subsidiaries are also required to set aside a portion of their after-tax profits according to PRC accounting standards and regulations to fund certain reserves that are not distributable as cash dividends. In practice, our PRC subsidiaries are also required to obtain a required tax clearance with the local tax bureau and complete the corresponding foreign exchange procedures before paying any dividends. In addition, under the PRC Enterprise Income Tax Law, or the EIT Law, effective since January 1, 2008, and its implementing regulations, PRC income tax at the rate of 10% is applicable to dividends payable by PRC enterprises to “non-resident enterprises” (enterprises that do not have an establishment or place of business in China or that have such an establishment or place of business in China but for which the relevant dividend income is not effectively connected with such establishment or place of business), subject to any exemption or lower withholding tax rate as may be contained in any income tax treaty or agreement between China and the jurisdictions of incorporation of such “non-resident enterprises.” Pursuant to an avoidance of double taxation arrangement between Hong Kong and the mainland PRC government, if a non-PRC parent company is a Hong Kong resident and directly holds a 25% or more interest in a PRC enterprise, such PRC withholding tax rate may be lowered to 5%. Although some of our PRC operations are held through Hong Kong entities, such as LDK Solar International Company Limited, or LDK Hong Kong, and LDK Silicon Holding Co., Limited, or LDK Silicon Hong Kong, we have not yet obtained the Hong Kong resident status for these entities for such withholding tax purposes. Recent PRC governmental explanations have casted additional uncertainties on whether and the extent to which Hong Kong holding companies may be eligible for the benefits under this Hong Kong-mainland China double taxation avoidance arrangement. We therefore cannot assure how long it will take to apply for a Hong Kong tax residence, if and when we apply, and whether we will be successful in our applications. As a result, neither can we assure you that we will have sufficient cash flow from dividends or repayments on intercompany loans or advances from our PRC subsidiaries to pay any dividend we may declare.

Furthermore, although we currently do not have any offshore shareholder loan to our PRC subsidiaries that are foreign invested companies, we may resort to such offshore lending in the future, rather than equity contribution, to our PRC subsidiaries to finance their operations. In such events, the market interest rates that our PRC subsidiaries can pay with respect to offshore loans generally may not exceed comparable interest rates in the international finance markets. Under the EIT Law, our PRC subsidiaries are also required to pay a 10% (or 7% if the interest is paid to a Hong Kong resident under certain circumstances) withholding tax on our behalf on the interest paid under any shareholder loan. Prior to payment of interest and principal on any such shareholder loan, the PRC subsidiaries (as foreign-invested enterprises in China) must present evidence of payment of the withholding tax on the interest payable on any such shareholder loan and evidence of registration with the PRC State Administration of Foreign Exchange, or SAFE, authorities as well as any other documents that the SAFE authorities may require. You may find additional information under “Item 10. Additional Information — E. Taxation — People’s Republic of China Taxation” in this annual report.

Our operations are restricted by the terms of our 2014 senior notes; if we are unable to comply with the restrictions and covenants in our debt agreements, including the indenture governing the 2014 senior notes, there could be a default under the terms of these agreements, which could cause repayment of our debt to be accelerated.

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

These covenants could limit our ability to plan for or react to market conditions or to meet our capital needs. Our ability to comply with these covenants may be affected by events beyond our control, and we may have to curtail some of our operations and growth plans to maintain compliance. As we have disclosed in the risk factor entitled “— We have substantial existing indebtedness, in particular short-term indebtedness, and we may incur substantial additional indebtedness in the future subject to our compliance with the covenants and other requirements in our existing financing arrangements, which could adversely affect our financial condition and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations and we may not be able to refinance our current borrowings on terms that are acceptable to us, or at all” above, following our recent announcement of our unaudited financial results for the fourth fiscal quarter in 2011, due to our existing high leverage coupled with a net loss in the fourth quarter of 2011, our “Consolidated Fixed Charge Coverage Ratio,” as defined in the indenture governing our 2014 senior notes, has been negatively impacted as a result of a significant reduction of the aggregate amount of our “Consolidated EBITDA,” as defined in the indenture governing our 2014 senior notes, for the four most recent full fiscal quarters, while our “Consolidated Fixed Charges,” as defined in the indenture governing our 2014 senior notes, for such four-quarter period, have remained constant. As a result, we will not be able to incur any indebtedness until our “Consolidated Fixed Charge Coverage Ratio” significantly improves on the basis of our four most recent full fiscal quarters.

If we are unable to comply with the restrictions and covenants in the indenture governing our 2014 senior notes or our current or future debt obligations and other agreements, there could be a default under the terms of these agreements. In the event of a default under these agreements, the holders of our debt could terminate their commitments to lend to us, accelerate repayment of the debt and declare all the outstanding amounts due and payable or terminate the agreements, as the case may be. Furthermore, some of our debt agreements, including the indenture governing our 2014 senior notes and the indenture governing our 2013 convertible notes, contain cross-acceleration or cross-default provisions. As a result, our default under one debt agreement may cause the acceleration of repayment of not only such debt but also other debt, including the 2014 senior notes or our 2013 convertible notes, and result in a default under our other debt agreements, including the indenture governing our 2014 senior notes and the indenture governing our 2013 convertible notes. If any of these events occurs, we cannot assure you that our assets and cash flow would be sufficient to repay in full all of our indebtedness, or that we would be able to find alternative financing. Even if we could obtain alternative financing, we cannot assure you that it would be on terms that are favorable or acceptable to us.

Risks Relating to Business Operations in China

Changes in PRC political and economic policies and conditions could adversely affect our business and prospects.

China has been, and will continue to be, our primary production base and currently almost all of our assets are located in China. While the PRC government has been pursuing economic reforms to transform its economy from a planned economy to a market-oriented economy since 1978, a substantial part of the PRC economy is still being operated under various controls of the PRC government. By imposing industrial policies and other economic measures, such as control of foreign exchange, taxation and foreign investment, the PRC government exerts considerable direct and indirect influence on the development of the PRC economy. Many of the economic reforms carried out by the PRC government are unprecedented or experimental and are expected to be refined and improved over time. Recently, the PRC government has been contemplating and introducing in-depth structural reforms in China in order to further transition the PRC economy into a market economy. Political, economic and social factors may also lead to further adjustments of the PRC reform measures, including its fiscal and monetary policies. This reform and adjustment process may not necessarily have a positive effect on our operations and our future business development. Our business, prospects and results of operations may be materially and adversely affected by changes in the PRC economic and social conditions and by changes in the policies of the PRC government, such as measures to control inflation, changes in the rates or method of taxation, changes in government spending, and the imposition or lifting of restrictions on currency conversion.

Changes in foreign exchange and foreign investment regulations in China may affect our ability to invest in China and the ability of our PRC subsidiaries to pay dividends and service debts in foreign currencies.

Renminbi is not a freely convertible currency at present. Although the PRC government has recently been trying to internationalize Renminbi, it continues to regulate conversion between Renminbi and foreign currencies. Changes in PRC laws and regulations on foreign exchange may result in uncertainties in our financing and operating plans in China. Over the years, China has significantly reduced the government’s control over routine foreign exchange transactions under current accounts, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debts. In accordance with the existing foreign exchange regulations in China, our PRC subsidiaries may, within the scope of current account transactions, pay dividends and service debts in foreign currencies without prior approval from the PRC State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, there can be no assurance that the current PRC foreign exchange policies with respect to debt service and payment of dividends in foreign currencies will continue in the future. Changes in PRC foreign exchange policies may have a negative impact on our ability to service our foreign currency-denominated indebtedness and to distribute dividends to our shareholders in foreign currencies since we, as a Cayman Islands holding company, rely on our operating subsidiaries in China to convert their Renminbi cash flow to service such foreign debt and to make such dividend payments. Foreign exchange transactions by our PRC subsidiaries under the capital account continue to be subject to significant foreign exchange controls. In particular, foreign exchange transactions involving foreign direct investment, foreign debts and outbound investment in securities and derivatives are subject to limitations and require approvals from the relevant SAFE authorities. We have the choice, as permitted by the PRC foreign investment regulations, to invest our net proceeds from our various offerings in the form of registered capital or a shareholder loan into our PRC subsidiaries to finance our operations in China. Our choice of investment is affected by the different treatments under the relevant PRC regulations with respect to capital-account and current-account foreign exchange transactions in China. For example, our transfer of funds to our subsidiaries in China is subject to approval of PRC governmental authorities in case of an increase in registered capital, or subject to registration with PRC governmental authorities in case of a shareholder loan. These and other limitations on the flow of funds between us and our PRC subsidiaries could restrict our ability to act in response to changing market conditions and limit our flexibility in the management of our cash flow and financings.

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

Under PRC tax laws and regulations effective prior to January 1, 2008, a company established in China was typically subject to a national enterprise income tax at the rate of 30% on its taxable income and a local enterprise income tax at the rate of 3% on its taxable income. The PRC government provided various incentives to foreign-invested enterprises to encourage foreign investments. These incentives included reduced tax rates and other measures. Foreign-invested enterprises that were determined by PRC tax authorities to be manufacturing companies with authorized terms of operation for more than 10 years were eligible for:

•	a two-year exemption from the national enterprise income tax from their first profitable year; and

•	a 50% reduction of their applicable national enterprise income tax rate for the succeeding three years.

The local preferential enterprise income tax treatment was within the jurisdiction of the local provincial authorities as permitted under the prior PRC tax laws relating to foreign-invested enterprises. The local tax authorities would decide whether to grant any tax preferential treatment to foreign-invested enterprises on the basis of their local conditions. The Jiangxi provincial government announced that energy companies with authorized terms of operation for more than 10 years were eligible for:

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

The EIT Law, which became effective on January 1, 2008, imposes a unified income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify for preferential tax treatments under certain limited exceptions. The EIT Law and the related regulations permit companies to continue to enjoy their preferential tax treatments under the prior tax regime until such treatments expire in accordance with their terms, on the condition that such preferential tax treatments are available under the grandfather clauses of the EIT Law and the related regulations. As a result, Jiangxi LDK Solar was subject to a reduced unified enterprise income tax rate of 12.5% from 2008 to 2010. In December 2009, Jiangxi LDK Solar was recognized by the PRC government as a “High and New Technology Enterprise,” or HNTE, under the EIT Law and is therefore entitled to the preferential enterprise income tax rate of 15% from 2009 to 2011. Under the EIT Law, where the transitional preferential enterprise income tax policies and the preferential policies prescribed under the EIT Law and its implementation rules overlap, an enterprise may choose the more favorable policy, but may not enjoy multiple preferential policies. Jiangxi LDK Solar chose to complete the above-mentioned 2-year-exemption-plus-3-year-50%-reduction tax holiday for the overlapping period of 2009 and 2010. As a result, Jiangxi LDK Solar will be subject to income tax at 15% for 2011. Subject to renewal, the HNTE status of Jiangxi LDK Solar will enable it to enjoy the preferencencial income tax rate of 15% from 2012 to 2014. Based on our self-assessment result, we believe that Jiangxi LDK Solar meets all the criteria for the renewal of its HNTE status. In September 2011, Jiangxi LDK Silicon was recognized by the PRC government as an HNTE and is entitled to the preferential income tax rate of 15% from 2011 to 2013. Based on our prevailing business plan, our management expects Jiangxi LDK Silicon will continue to meet all the critieria for HNTE qualification upon renewal of such status which will enable it to enjoy the preferential income tax rate of 15% from 2014 to 2016. Our other PRC subsidiaries do not enjoy any preferential tax treatment in China. When our current tax benefits expire or otherwise become unavailable to us for any reason, including their termination by the relevant government authority, our profitability will be adversely affected.

We may be treated as a PRC resident enterprise for income tax purposes, which may subject us to PRC income tax on our worldwide income.

Under the EIT Law and its implementation rules, enterprises established outside mainland China whose “de facto management bodies” are located in mainland China are considered “PRC resident enterprises for income tax purposes.” The implementation rules define the term “de facto management body” as a management body that exercises material and overall management control over the business, personnel, accounts and properties of an enterprise. We hold our shareholders’ meetings and board meetings outside mainland China and keep our register of shareholders outside mainland China. However, most of our directors and members of our senior management are currently based inside mainland China and we keep our books of account inside mainland China. The PRC tax authorities may consider these circumstances relevant in determining whether we are a PRC resident enterprise for income tax purposes. Although we have not been notified by any PRC tax authorities that we are a PRC resident enterprise under the PRC tax law, and although it is unclear whether we have a “de facto management body” located in mainland China for PRC tax purposes, we intend to take the position that we are not such a PRC resident enterprise. We cannot assure you however that the PRC tax authorities will agree with our position. If we are deemed a PRC resident enterprise for income tax purposes, we will be subject to, among other things, the PRC enterprise income tax at the rate of 25% on our worldwide income excluding, however, the dividend income we receive from our PRC subsidiaries. If we are treated as a PRC resident enterprise under the PRC tax law, we could face significant adverse tax consequences, which could adversely affect the value of our shares and ADSs.

Our business, financial condition and results of operations could be adversely affected by PRC labor laws and regulations.

The PRC labor laws and regulations have a direct impact on our business operations. The National People’s Congress promulgated the Labor Contract Law of China, which became effective on January 1, 2008. This labor contract law, together with its implementation rules and regulations, aims at providing employees with greater protection in their employment relationships. For example, the labor contract law requires employers to enter into written contracts with their employees, and if an employer fails to enter into a written contract with an employee within one month of the commencement of the employment, the employer is required to pay to the employee double salary for the noncompliance period for up to one year. This labor law also calls for open-ended employment contracts rather than fixed-term contracts under specified circumstances. The law further prohibits an employer from entering into a one-year or shorter-term contract with an employee if it constitutes the third consecutive renewal of the employment contract unless it is so requested by the employee. As a result of this more labor-friendly legislation, our discretion in the hiring and termination process has been significantly curtailed, which could in turn affect our overall labor costs and our ability to adjust our labor needs in response to market changes. Our business, financial condition and results of operations could therefore be adversely affected by these PRC labor laws and regulations.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident shareholders to personal liability and limit our ability to acquire PRC companies or to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to distribute profits to us, or otherwise materially and adversely affect us.

SAFE issued a public notice in October 2005, together with its subsequent implementation procedures and clarifications, to require PRC residents, both legal and natural persons, to register with the relevant SAFE authorities before they establish or take control of any company outside China for the purpose of acquiring any asset of or equity interest in PRC companies and raising funds overseas. SAFE refers to such companies outside China as “offshore special purpose companies” in its notice. In addition, SAFE also requires any PRC resident that is the shareholder of an offshore special purpose company to amend its SAFE registration with respect to the offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. If any PRC shareholder of an offshore special purpose company fails to make the required SAFE registration and amendment, the PRC subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. Moreover, failure to comply with such SAFE registration and amendment requirements could result in liabilities under the PRC law for evasion of applicable foreign exchange restrictions. Our current beneficial owners who are PRC residents have completed registration with the relevant SAFE authorities as required under the above-mentioned SAFE notice except for updating the registration with SAFE in connection with any change of their equity interests in us from time to time and the change of the assets and liabilities of our company as a result of any equity or debt offerings by us from time to time. The failure of these beneficial owners to amend their SAFE registrations in a timely manner pursuant to the SAFE notice or the failure of our other future beneficial owners who are PRC residents to comply with the SAFE registration requirements may subject such beneficial owners to fines and legal sanctions, and may also result in restrictions on our PRC subsidiaries in their abilities to distribute profits to us, or may otherwise materially and adversely interfere with our business.

All employee participants in our existing 2006 stock incentive plan who are PRC citizens may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under PRC laws.

In March 2007, SAFE issued the Operating Procedures on Administration of Foreign Exchange Regarding Participation by PRC Individuals in Employee Stock Ownership Plan and Stock Option Plan of Overseas Listed Companies, or the Stock Option Rule. It is not clear whether the Stock Option Rule covers any type of equity compensation plans or incentive plans which provide for the grant of ordinary share options or authorize the grant of restricted share awards. For plans so covered that are adopted by an overseas listed company, the Stock Option Rule requires the employee participants in those plans who are PRC nationals to register with the relevant SAFE authorities within 10 days of the commencement of each quarter. In addition, the Stock Option Rule also requires the employee participants who are PRC nationals to follow a series of requirements on making necessary applications for foreign exchange purchase quotas, opening special bank accounts and filings with the SAFE authorities before they exercise their stock options.

Although we have assisted our employees in their registration with the SAFE authorities in connection with our stock option plan according to the Stock Option Rule, failure to comply with such provisions may subject us and the participants of our stock option plan who are PRC nationals to monetary fines and other legal sanctions. Although, to date, we have not received any notice from any SAFE authorities regarding any legal sanctions applicable to us or our employees, we cannot assure that we or our PRC employees will not fail to comply with such provisions in the future or that any such failure will not prevent us from further granting options under our stock incentive plan to our employees, which could adversely affect our business operations as a result.

We face risks related to health epidemics and other outbreaks of contagious diseases, including influenza A (H1N1), avian flu and SARS.

Our business could be adversely affected by the effects of influenza A (H1N1), avian flu, SARS, a highly contagious form of atypical pneumonia, or other epidemic outbreaks. In April 2009, an outbreak of influenza A caused by the H1N1 virus occurred in Mexico and the United States, and rapidly spread into a number of countries. There have been reports of outbreaks of a highly pathogenic avian flu, caused by the H1N1 virus, in certain regions of Asia and Europe. Over the years, there have been reports on the occurrences of avian flu in various parts of China, including a few confirmed human cases. An outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, particularly in Asia. Additionally, any recurrence of SARS similar to the outbreaks in 2003 which affected China, Hong Kong, Taiwan, Singapore, Vietnam and certain other countries and regions could also have adverse effects of a similar scale. Any prolonged occurrence or recurrence of these contagious diseases or other adverse public health developments may have a material adverse effect on our business operations. These include limitations on our ability to travel or ship our products outside China as well as temporary closure of our production facilities for quarantine or for preventive purposes. Such closures or travel or shipment restrictions could severely disrupt our business operations and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any health epidemics and other outbreaks of contagious diseases, including influenza A (H1N1), avian flu, or SARS.

Risks Relating to Our ADSs and Shares

The market price of our ADSs has been and may continue to be volatile, which could cause the value of your investments to decline.

The market price of our ADSs experienced, and may continue to experience, significant volatility. For the period from June 1, 2007 (commencement of trading of our ADSs on the New York Stock Exchange) to December 31, 2011, the closing price of our ADSs on the New York Stock Exchange has ranged from a low of $2.70 per ADS to a high of $73.95 per ADS. You may find additional information on the historical high and low closing prices of our ADSs as reported by the New York Stock Exchange under “Item 9. The Offer and Listing — A. Offer and Listing Details — 4. Information Regarding the Price History of the Stock” and “— C. Markets” in this annual report.

Numerous factors, including many over which we have no control, may have a significant impact on the market price of our ADSs, including, among other things:

•	announcements of technological or competitive developments in the PV industry;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	announcements of studies and reports relating to the PV efficiencies of our products or those of our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates or other material comments by securities analysts relating to us, our competitors or our industry in general;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;

•	a breach or default, or the perception of a possible breach or default, under our existing loan agreements, credit facilities or other debt instruments;

•	announcements by other companies in our industry relating to their operations, strategic initiatives, financial condition or performance or relating to our industry in general;

•	announcements of acquisitions or consolidations involving industry competitors or industry suppliers or customers;

•	changes in the economic performance or market valuations of other PV technology companies;

•	addition or departure of our executive officers and key research personnel;

•	sales or perceived sales of additional ordinary shares or ADSs by us or our significant shareholders;

•

pledges or perceived pledges of additional ordinary shares or ADSs by our significant shareholders, and the foreclosure or perceived foreclosure of such security interests, whether or not potentially resulting in a change of control;

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

Under the Cayman Islands law, we may only pay dividends out of our profits or our share premium account subject to our ability to service our debts as they fall due in the ordinary course of our business. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. We cannot give any assurance that we will declare dividends of any amount, at any rate or at all. We have not paid any dividend in the past. Future dividends, if any, will be at the discretion of our board of directors and will depend upon our future operations and earnings, capital expenditure requirements, general financial condition, legal and contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company, we rely principally on dividends, if any, paid by our subsidiaries to us to fund our dividend payments, if any, to our shareholders, including you, and any limitation on the ability of our PRC subsidiaries to pay dividends to us could have a material adverse effect on our ability to pay dividends to you. You should refer to the section entitled “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Distribution Policy” in this annual report for additional information regarding our current dividend policy.

Our future financings, through sales of our ADSs, shares or equity-linked securities in the public market, may cause a dilution in your shareholding, cause the price of our ADSs to decline, or place restrictions on our operations.

We may require additional funding to meet our working capital or capital expenditure requirements or in connection with our acquisitions, strategic collaborations or other transactions in the future. If we raise such funding through issuance of new equity or equity-linked securities, it may cause a dilution in the percentage ownership of our then existing shareholders. Sales of a substantial number of ADSs or other equity-linked securities in the public market could depress the market price of our ADSs, and impair our ability to raise capital through the sale of additional equity or equity-linked securities. We cannot predict the effect that future sales of our ADSs or other equity-linked securities would have on the market price of our ADSs.

Alternatively, if we decide to meet our funding requirements by way of additional debt financing, to the extent we could do so in compliance with the various covenants and other restrictions contained in our existing financing arrangements, we may cause additional restrictions placed on us through such debt financing arrangements, which may:

•	limit our ability to pay dividends or require us to seek consents before we pay dividends;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to pursue our business strategies;

•

require us to dedicate a substantial portion of our cash flow from operations to service our debt, thereby reducing the availability of our cash flow to fund capital expenditure, working capital requirements and other general corporate needs; and

•	limit our flexibility in planning for, or reacting to, changes in our business and/or our industry.

You should refer to the risk factor entitled “— Risks Relating to Our Company and Our Industry — We have substantial existing indebtedness, in particular short-term indebtedness, and we may incur substantial additional indebtedness in the future, which could adversely affect our financial condition and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations and we may not be able to refinance our current borrowings on terms that are acceptable to us, or at all” for additional information on the financial covenants contained in some of our debt instruments.

Substantial future sales or perceived sales by our existing shareholders of our ADSs, ordinary shares or equity-linked securities in the public market could cause the price of our ADSs to decline.

Sales by our existing shareholders of our ADSs or ordinary shares, including those equity-related securities issued upon the exercise of our outstanding stock options, in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2011, we had 133,518,800 ordinary shares outstanding, including 83,049,491 ordinary shares represented by 83,049,491 ADSs. Mr. Peng currently has borrowings invested in his alternative energy projects from financial institutions, which are secured by pledges of a significant amount of his shares and ADSs in our company, as we have disclosed in the risk factor entitled “— Risks Relating to Our Company and Our Industry — Our controlling shareholder, Mr. Peng, has directly or indirectly pledged a significant portion of his equity interests in our company to secure certain loan facilities. A default under these loan facilities could potentially result in a change of control of our company.” If Mr. Peng defaults on his obligations under these financings, the financial institutions may sell the pledged shares and ADSs. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any financial institutions, or the availability of these securities for future sale, will have on the market price of our ADSs. The price of our ADSs may decline as a result.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from ADS holders, the depositary will endeavor to vote the underlying shares in accordance with these instructions. Otherwise, ADS holders will not be able to exercise their right to vote unless they withdraw the shares underlying their ADSs and vote such shares directly. Under our currently effective articles of association, as amended and restated, the minimum notice period required to convene a general meeting is 10 clear days. When a general meeting is convened, ADS holders may not receive sufficient notice of a shareholders’ meeting to permit such holders to withdraw their shares to allow them to cast their vote with respect to any specific matter. If requested in writing by us, the depositary will mail a notice of such a meeting to ADS holders. In addition, the depositary and its agents may not be able to send voting instructions to ADS holders or carry out ADS holders’ voting instructions in a timely manner. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if the ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholder meeting.

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

Subject to the terms and conditions of the deposit agreement, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holder of ADSs, in which case it may determine not to make such a distribution. Neither we nor the depositary has any obligation to register ADSs, shares, rights or other securities subject to such distribution under U.S. securities laws. Neither we nor the depositary has any obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to holders of ADSs. This means that you may not receive the distribution we make on our shares or any value for the distribution if it is unlawful or impractical for us to make it available to you. These restrictions may have a material adverse effect on the value of your ADSs.

You may not be able to participate in rights offerings or elect to receive stock dividends and may experience dilution of your holdings, and the sale, deposit, cancellation and transfer of our ADSs issued after exercise of rights may be restricted.

If we offer our shareholders any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to you after consultation with us. We cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. In addition, under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered by us under the provisions of the Securities Act. We can give no assurance that we will be able to establish an exemption from the registration requirements under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have any such registration statement declared effective. Accordingly, you may be unable to participate in our rights offerings and may experience dilution of your holdings as a result. The depositary may allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them. In addition, U.S. securities laws may restrict the sale, deposit, cancellation and transfer of ADSs issued after exercise of rights.

Anti-takeover provisions of our articles of association could prevent a change in control even if such takeover is beneficial to our shareholders, and certain provisions of our 2013 convertible notes and 2014 senior notes could also discourage an potential acquirer.

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

In addition, our 2013 convertible notes and 2014 senior notes contain provisions that could make it more difficult or more expensive for a third party to acquire us, or may even prevent a third party from acquiring us. For example, upon the occurrence of certain transactions constituting a fundamental change, holders of our 2013 convertible notes will have the right, at their option, to require us to repurchase for cash all or any portion of our 2013 convertible notes. Upon certain change of control transactions, holders of our 2013 convertible notes may elect to convert all or a portion of our 2013 convertible notes and holders of our 2014 senior notes have the right to require us to redeem all or a portion of such 2014 senior notes at 101% of their principal amount plus accrued and unpaid interest. We may also be required to increase the conversion rate for conversions of our 2013 convertible notes in connection with certain fundamental changes. By discouraging a potential acquirer, these provisions could have the effect of depriving our shareholders of an opportunity to sell their shares or ADSs at a premium over prevailing market prices, and might reduce the price of our shares and ADSs as a result.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under the Cayman Islands law than that under the U.S. law, ADS holders may have less protection for their shareholder rights than such holders would under the U.S. law.

We are a Cayman Islands company and our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands companies law and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions that may be taken by our minority shareholders and the fiduciary responsibilities of our directors to us under the Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedents in the Cayman Islands as well as those from the English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the Cayman Islands law are not as clearly established as they are under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. As a result of all of these limitations, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of our board of directors or controlling shareholders than they would as shareholders of a public company incorporated and existing under the laws of a jurisdiction in the United States.

You may have difficulty enforcing judgments obtained against us.

As disclosed, we are a Cayman Islands company and substantially all of our assets are located outside the United States. Most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. In addition, substantially all of our current operations are conducted in China. As a result, it may be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. It may also be difficult for you to effect service of process within the United States upon our directors or officers. Furthermore, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of U.S. courts against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any of its states. It is also uncertain whether such Cayman Islands or PRC courts would be competent to hear original actions brought in the Cayman Islands or China against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any of its states.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT

Our legal and commercial name is LDK Solar Co., Ltd. We were incorporated in the Cayman Islands on May 1, 2006 by LDK New Energy, a British Virgin Islands company wholly owned by Mr. Xiaofeng Peng, our founder, chairman and chief executive officer, to acquire all of the equity interests in Jiangxi LDK Solar from Suzhou Liouxin Industry Co., Ltd., or Suzhou Liouxin, and Liouxin Industrial Limited. On July 10, 2006, upon approval of the relevant PRC government authorities, Jiangxi LDK Solar, a solar wafer manufacturer, became our wholly owned subsidiary. On September 5, 2006, we incorporated LDK Hong Kong in Hong Kong as our wholly owned subsidiary. On January 15, 2007, we incorporated LDK Solar USA, Inc., or LDK USA, in California as our wholly owned subsidiary. In June 2007, we completed the initial public offering, or IPO, of our ADSs and listed our ADSs on the New York Stock Exchange.

Subsequent to our IPO, we established two wholly owned PRC subsidiaries, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, on July 12 and October 11, 2007, respectively, both in Jiangxi Province, China. In an effort to reorganize our polysilicon business, we incorporated LDK Silicon in the Cayman Islands on December 8, 2009 as our direct wholly owned subsidiary and the holding company for our polysilicon business, and LDK Silicon Hong Kong in Hong Kong on January 12, 2010 as a direct wholly owned subsidiary of LDK Silicon to hold our equity interests in Jiangxi LDK Silicon and Jiangxi LDK Polysilicon in China. On June 3, 2011, pursuant to a subscription agreement dated as of December 30, 2010, CDB Capital and investment funds affiliated with China Construction Bank Corporation and Bank of China Limited subscribed for 240 million LDK Silicon preferred shares, which represented, on an as-if-converted basis, approximately 18.46% of the aggregate issued and outstanding share capital of LDK Silicon on a fully diluted basis.

In March 2009, we incorporated LDK Solar Europe S.A., or LDK Europe, in Luxemburg as our wholly owned subsidiary to engage primarily in designing and developing solar farm projects in Europe. LDK Hong Kong owns a 100% interest in LDK Europe.

In August and September 2010, we incorporated LDK Xinyu, in Jiangxi Province, China and LDK Hefei, in Anhui Province, China respectively to engage in solar cell production.

In September 2008 and January 2010, we incorporated LDK Nanchang, in Jiangxi Province, China and LDK Suzhou, in Jiangsu Province, China repectively to engage in solar module production.

In March 2011, we acquired a 72% interest in SPI, a California-based solar power EPC company. SPI’s shares are listed and traded on the OTCBB market.

In April 2012, we acquired a 71% interest in Sunways, a German-based PV company with its shares listed on the Frankfurt Stock Exchange.

We are currently 53.27% beneficially owned by Mr. Peng without taking into account any securities that any shareholder has the right to acquire within 60 days after the date hereof through the exercise of any option, warrant or right. As a result, Mr. Peng maintains, as he has since our inception, effective control over our business and corporate matters that require shareholders’ approval.

Under our memorandum of association, the purpose of our company is unrestricted. Our principal executive offices are located at Hi-Tech Industrial Park, Xinyu City, Jiangxi Province 338032, People’s Republic of China, and our telephone number is (86 790) 686-0171. Our website is www.ldksolar.com . Information contained on our website is not a part of this annual report.

See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources —Capital Expenditures” for information on our capital expenditures.

B.	BUSINESS OVERVIEW

We are a leading vertically integrated manufacturer of PV products. While our historical strength was in the solar wafer business, we have expanded our business to meet the PV industry’s requirements for high-quality and low-cost polysilicon, wafers, cells, modules, systems, power projects and solutions. While we continue to pursue further vertical integration at each step of our PV product value chain, our revenue also includes significant portions of sales of our solar wafers, modules and polysilicon.

Polysilicon. We commenced production and sale of polysilicon in the third quarter of 2009. As of March 31, 2012, our two polysilicon plants, Mahong Plant and Xiacun Plant, located near our wafer production facilities, had an aggregate installed annualized polysilicon production capacity of approximately 17,000 MT. We leverage a modified Siemens process as the basis for our polysilicon production, employ state-of-the-art production facilities at our polysilicon plants, and are able to produce polysilicon that meets the premium quality requirements of international PV and electronics industries. While all of the polysilicon we currently produce is solar-grade, our Mahong Plant is capable of producing electronic-grade polysilicon in accordance with international industry standards and practice, representing approximately 90% of our aggregate polysilicon production capacity. We intend to increase our total installed annualized polysilicon production capacity to 25,000 MT by the year-end of 2012 through the completion of our two plants, technological improvement, process refinement and equipment enhancement. As part of our strategy to reduce wafer production costs, we consume a significant portion of our polysilicon output in our wafer production. For each of the years ended December 31, 2009, 2010 and 2011, we produced approximately 225 MT, 5,052 MT and 10,455 MT of polysilicon, respectively, and consumed 100% and approximately 72.7% and 82.8%, respectively, of our total polysilicon production, with the rest sold to independent third-party customers.

Solar Wafers. We manufacture solar wafers in our wafer production facilities in Xinyu City Hi-Tech Industrial Park in Jiangxi Province, China. We produce and sell multicrystalline and monocrystalline solar wafers globally to manufacturers of solar cells and solar modules. We also provide wafer processing services, producing wafers for customers who provide polysilicon materials to us. As of March 31, 2012, we had an annualized solar wafer production capacity of approximately 4.3 GW. We plan to expand our annualized solar wafer production capacity to 4.5 GW by the year-end of 2012. As part of our vertical integration strategy to capture opportunities at each value chain in the PV business, we consume a major portion of our solar wafer output in our solar cell production starting from 2010. For each of the years ended December 31, 2010 and 2011, we produced approximately 2.50 GW and 2.23 GW of solar wafers, respectively, and consumed approximately 3.5% and 29.5%, respectively, of our total solar wafer production in our in-house production of solar cells, with the rest sold to independent third-party customers.

Solar Cells. We commenced solar cell production in the third quarter of 2010. We produce solar cells in our production facilities in Hefei City of Anhui Province, and in Xinyu City Hi-Tech Industrial Park in Jiangxi Province, China. As of March 31, 2012, we had an annualized solar cell production capacity of approximately 1.7 GW, and plan to expand our annualized solar cell production capacity to 2.2 GW by the year-end of 2012. For each of the years ended December 31, 2010 and 2011, we produced approximately 30.0 MW and 590.0 MW of solar cells, respectively. We have used all the solar cells we produce in our in-house production of solar modules, in addition to outsourcing a significant amount of our cell requirements from third party suppliers.

Solar Modules. We commenced solar module production in 2010 and commenced commercial sales of our solar modules to PV product developers, distributors and system integrators in the third quarter of 2009. We produce solar modules in our production facilities in Nanchang City of Jiangxi Province, Suzhou City of Jiangsu Province, Hefei City of Anhui Province, and Shenzhen City of Guangdong Province, China. As of March 31, 2012, we had an annualized solar module production capacity of approximately 1.7 GW, and plan to expand our annualized solar module production capacity to 2.6 GW by the year-end of 2012. Our modules have been certified in various European countries and the U.S. For each of the years ended December 31, 2010 and 2011, we produced approximately 540.0 MW and 840.0 MW of solar modules, respectively, and consumed approximately 4.0% and 9.0%, respectively, of our total solar module production in our solar farm projects, with the rest sold to independent third-party customers.

Solar Farm Projects. We design and develop solar farm projects in China, Europe and the U.S. and may enter additional markets. We develop solar farm projects both on our own and through jointly-controlled entities. We develop these projects with the intent to sell them to third parties upon completion of their development. We also provide EPC services for solar farm projects. We typically enter into a letter of intent to sell our solar farm project prior to, and contingent upon, the completion of such project. We have financed our solar farm projects with bank financings.

Our production facilities are primarily located in Xinyu City, Jiangxi Province, with our cell production facilities also in Hefei City, Anhui Province, and our module production facilities in Nanchang City, Jiangxi

Province, Suzhou City, Jiangsu Province, Hefei City, Anhui Province, and Shenzhen City, Guangdong Province, China.

Our principal PV product customers, in terms of net sales for the year ended December 31, 2011, include Jiangxi Risun, Gintech, Shannxi Lu’an, Sumitomo and Solartech.

In the years ended December 31, 2009, 2010 and 2011, we had total net sales of $1,098.0 million, $2,509.3 million and $2,157.8 million, respectively. For the years ended December 31, 2009 and 2011, we recorded a net loss of $234.0 million and $609.0 million. For the year ended December 31, 2010, we had net income of $296.5 million.

Competitive Strengths

We believe that our growth and strong market position are largely attributable to our following principal competitive strengths:

•

Large-scale cost-effective production. We are one of the largest manufacturers of PV products in terms of capacity and production. We have established large-scale manufacturing facilities with an annual manufacturing capacity of approximately 17,000 MT for polysilicon, 4.3 GW for solar wafers, 1.7 GW for solar cells and 1.7 GW for solar modules as of March 31, 2012. Leveraging our scale and market position, we have been able to improve our cost structure by procuring raw materials and advanced production equipment on favorable terms. Our cost structure has further been enhanced by our vertically integrated business model, efficient production process, China-based manufacturing facilities and R&D, and the economies of scale of our operations. By producing all of our products in China, we have been able to benefit from low-cost labor, land, ancillary equipment and facilities, consumables and utilities.

•

High-level of vertical integration. We are a vertically integrated PV product manufacturer with production capabilities at each step of the supply chain from polysilicon to solar farm projects. While historically our strength was in the solar wafer business, we have expanded our business to meet the PV industry’s requirements for high-quality and low-cost solar materials, polysilicon, wafers, modules, systems, projects and solutions. We believe our vertically integrated model will help capture additional revenue opportunities and reduce negative pressure on the margins resulting from periodic volatility in the industry. Depending on market conditions, we have the flexibility to buy and sell PV products along the value chain to maximize our revenue and profit. In addition, with our in-house production capabilities, we can ensure stable feedstock at each supply chain, better quality control and shorter production turnaround. The expanded addressable market as a result of our vertical integration also contributes to the diversification of our customer base.

•

Leading PV product manufacturer with a strong brand. We are a leading producer of PV products globally in terms of capacity and/or production. Our continuous success, leading manufacturing scale and well-recognized product quality have enabled us to establish a strong brand name and reliable reputation in our industry. In addition, our modules have been certified in various European countries and the U.S., which allows us to sell modules under our own brand name and also on an OEM basis. The credibility of the LDK brand name has enabled us not only to expand our global footprint quickly, but also to cross-sell our products as we further pursue and optimize our vertical integration strategies.

•

Operational excellence with technological innovation. We have made significant investment in R&D and as a result significantly improved the efficiency of our overall operations. Specifically, we have developed technologies to reduce our production costs at each step of the production process, which include recycling more polysilicon, producing larger ingots, recovering more slurry, increasing production yield and more efficient usage of utilities and consumables. We have devoted and will continue to devote significant resources to developing innovative technologies that further enhance our product quality. We have also invested significant resources in developing newer wafer products that may lead to higher cell conversion efficiency and in designing more efficient solar modules.

•

Diversified customer base. We have established a number of long-term relationships and sales arrangements with key players in the PV industry. Our current customer base consists of some of the major international players in the PV sector, including Gintech, Sumitomo, Solartech, MEMC, NEO solar and Hyundai. Our revenues are also diversified geographically around the world. During the year ended December 31, 2011, we sold our PV products to over 470 customers in 31 countries or regions.

Our Strategy

We intend to pursue the following strategies:

•

Continue to reduce our production costs. We have developed proprietary manufacturing processes to reduce our costs and increase our operational efficiency in our overall production processes. We plan to continue to devote substantial R&D resources and recruit additional experienced R&D personnel to enhance our technological capabilities in order to reduce manufacturing costs, improve production yield and pursue technological innovation. We are currently undertaking debottlenecking initiatives to convert more STC into TCS in an effort to lower our polysilicon production cost and boost our polysilicon production capacity. We are also in the process of implementing a number of cost-saving measures, including acquiring high-pressure steam from a co-located steam generation plant currently under construction and applying an advanced coating technology to lower the electricity consumption of our CVD reactors. We expect that these initiatives will significantly reduce our per-unit energy costs. We are committed to further reducing our per-unit cost and enhancing our cost leadership in the PV industry by further optimizing our vertical integration model and each of its value chains. In addition, we will strive to enhance our operational excellence, localize feedstock and consumable sources, and reduce energy consumption in order to become more cost competitive.

•

Develop and commercialize innovative technologies. We plan to continue to develop and commercialize innovative technologies. In collaboration with universities, research institutions and equipment manufacturers, we have developed various production process related know-how and technologies in-house. We currently have a number of on-going R&D programs with a view to developing techniques and processes that will improve our conversion efficiency and product quality or lower production cost. We have 31 issued patents, 10 patent right grant notices, which entitle us to receive issued patents upon satisfaction of certain registration procedures, and 138 patent applications pending globally, of which 130 were pending in China. We have implemented and intend to continue to implement these and other patents and patent applications to further improve our polysilicon production, silicon recycling, wafer production processes, solar cell structures, module designs and efficiency of our production equipment. We expect to continue to develop, procure and commercialize technologies that have significant potential applications and may provide significant competitive advantages to us.

•

Continue to enhance our vertical integration. We plan to continue to enhance our vertical integration to strengthen our competitive position globally. We currently produce polysilicon, solar wafers, cells and modules in-house, and procure additional solar cells from solar cell manufacturers. We also develop solar farm projects and provide related EPC services in Europe, the United States and China. In addition to building up weaker links in our solar value chain to enhance our polysilicon production capabilities, we are undertaking debottlenecking initiatives to increase the conversion capacity of our STC thermal converters and to construct hydrochlorination facilities to add onto our polysilicon production trains as an additional conversion mechanism with the goal to convert more STC into TCS as our total polysilicon production capacity and output increase. We are also constructing a new production line to produce high-efficiency solar cells as part of our expansion of our cell production. We believe that by being a vertically integrated PV company, we will be able to provide our customers with a range of services and products while at the same time giving us better control of the time to market, costs, supply and quality of the products we manufacture.

•

Further expand our customer base and increase our brand recognition. We plan to further expand our customer base and increase our brand recognition by increasing our sales and marketing efforts in countries such as the U.S., China and various European countries. We intend to continue to increase our brand recognition by delivering high-quality PV products and services. Besides selling to third parties, we use significant amount of our intermediate products in our solar farm projects. We intend to continue to build out our solar farm project development teams in Europe, the United States and China, which will enable us to promote our branded PV products through the construction and sale of solar farm projects. We develop these projects with the intent to sell them to third parties upon completion of their development.

•

Enter adjacent growth markets to diversify product offerings. We intend to continue to consider suitable opportunities to enter into adjacent growth markets to expand our product offerings. For instance, we plan to take advantage of our large TCS production capacity and install add-on units at relatively low incremental costs to produce other high-value silicon-based materials. Through such efforts, we endeavor to optimize returns on our production assets and become able to offer other silicon-based materials for the solar and electronics industries. Our announced $35 million investment in manufacturing silane gas will have significant synergies with our polysilicon manufacturing expertise and will enhance our product offerings in the long term. Silane is a silicon gas produced by further refining TCS generated in our polysilicon production process, and a key input for the manufacture of integrated circuits, and thin-film transistor LCDs, in addition to solar cells. It can also be further processed to produce ultra-pure polysilicon. In addition, to the extent that we believe it is synergistic and favorable to our business and that our financial condition permits, we may also consider acquisitions of other PV operations. We believe that our relationships with many industry participants and our knowledge of, and experience in, the PV industry enables us to understand industry trends, technological developments and applications of PV technologies, which should assist us in considering these various alternatives.

Our Products and Services

We are a leading vertically integrated manufacturer of PV products. While our historical strength was in the solar wafer business, we have expanded our business to meet the PV industry’s requirements for high-quality and low-cost polysilicon, wafers, cells, modules, systems, power projects and solutions. While we continue to pursue further vertical integration at each step of our PV product value chain, our revenue also includes significant portions of sales of our solar wafers, modules and polysilicon. We also sell a number of ancillary products, including liquid chlorine and caustic soda.

The following table sets forth our installed annual production capacity as of December 31, 2011 and March 31, 2012 and our expected installed annual production capacity as of December 31, 2012.

Installed Annual Capacity
Product	Location	December 31, 2011	March 31, 2012	December 31, 2012
Polysilicon	Mahong Plant, Xinyu City; Jiangxi Province	15,800 MT	15,800 MT	22,000 MT
	Xiacun Plant, Xinyu City; Jiangxi Province	1,200 MT	1,200 MT	3,000 MT
Wafer	Xinyu City, Jiangxi Province	4.3 GW	4.3 GW	4.5 GW
Cell	Xinyu City, Jiangxi Province; Hefei City, Anhui Province	1.7 GW	1.7 GW	2.2 GW
Module	Nanchang City, Jiangxi Province; Suzhou City, Jiangsu Province; Hefei City, Anhui Province; Shenzhen City, Guangdong Province	1.7 GW	1.7 GW	2.6 GW

Polysilicon production

We commenced the construction of our polysilicon production facility in Xinyu City, Jiangxi Province, China in August 2007, and have since built two polysilicon plants, Xiacun Plant and Mahong Plant. We currently produce polysilicon for the PV industry that meets the needs of both monocrystalline and multicrystalline silicon-based PV applications. We produce polysilicon in rods, broken into chunks, which we use as feedstock in our solar wafer manufacturing or sell to other PV product manufacturers, who further process it into ingots, wafers, cells, and modules for PV applications. Our polysilicon is ready for use and requires no further finishing at our customers’ sites. In terms of purity, our polysilicon has, on average, nine Ns, meaning containing a silicon content of at least 99.9999999%.

We leverage a modified Siemens process as the basis for our polysilicon production, employ state-of-the-art production facilities at our polysilicon plants, and are able to produce polysilicon that meets the premium quality requirements of international PV and electronics industries. All of the polysilicon we currently produce is solar-grade. Based on tests we have conducted, our Mahong Plant is capable of producing electronic-grade polysilicon in accordance with international industry standards and practice, representing approximately 90% of our polysilicon production capacity as of December 31, 2011. The international industry standards and practice with regard to “electronic-grade” polysilicon focus on impurities levels and their composition as well as physical properties, rather than silicon purity alone. Our Mahong Plant is designed and equipped with state-of-the-art production facilities capable of producing electronic-grade polysilicon in terms of purity, but as our current focus is on solar-use polysilicon production, we have yet to create the requisite clean handling environment that would enable us to supply electronic-grade polysilicon to the electronics industry. We do not have any current plan to produce and supply electronic-grade polysilicon to the electronics industry unless we have a strong business case with favorable market conditions.

Xiacun Plant and Mahong Plant. Our Xiacun Plant was initially designed to comprise one production train, with an annualized 1,000-MT initial polysilicon production capacity. We commenced polysilicon production at our Xiacun Plant and made our first shipment of polysilicon in the third quarter of 2009. Our Mahong Plant was initially designed to comprise three production trains, each with an annualized 5,000-MT initial polysilicon production capacity. In September 2009, our Mahong Plant commenced operations with the completion of its first production train, which entered production in January 2010. The second train at our Mahong Plant was completed in July 2010 and entered production in October 2010, and the third train was mechanically completed in September 2011 and is expected to enter production in the second half of 2012 subject to market conditions. As of March 31, 2012, we had a total annualized installed polysilicon production capacity of approximately 17,000 MT. We intend to increase our total installed annualized polysilicon production capacity to 25,000 MT by the year-end of 2012 through the completion of our two plants, technological improvement, process refinement and equipment enhancement, such as our ongoing debottlenecking and hydrochlorination at both Mahong Plant and Xiacun Plant, and the addition of “Line B” at our Xiacun Plant. We have engaged Fluor Corporation and its affiliates to provide general engineering, procurement, construction and management services for our Mahong Plant. As part of our strategy to reduce wafer production costs, we consume a significant portion of our polysilicon output in our wafer production. For each of the years ended December 31, 2009, 2010 and 2011, we produced approximately 225 MT, 5,052 MT and 10,544 MT of polysilicon, respectively, and consumed 100% and approximately 72.7% and 82.8%, respectively, of our total polysilicon production, with the rest sold to independent third-party customers.

Debottlenecking. When a constraint in one procedure of our large polysilicon production facility restricts or limits the overall production flow, a “bottleneck” develops that lowers the capacity, or otherwise limits the functionality, of some other procedures or the entire manufacturing system. The removal of such constraints, or “debottlenecking,” becomes necessary to enhance the production capacity of the entire system. At present, the main bottleneck in our polysilicon production is STC-TCS conversion. Secondary bottlenecks include utilities such as our tank storage, nitrogen, hydrogen, demineralized water, cooling water, waste water treatment, and process venting/scrubbing systems. Through our ongoing debottlenecking initiatives, we intend to remove all such primary and secondary bottlenecks.

In order for us to ramp up and increase our polysilicon production at or beyond our initial installed production capacity, our thermal converters are currently insufficient to recycle all of our STC into TCS and, therefore, we have to rely on external parties to off-take some excess STC and purchase additional TCS from external suppliers to support our production. A significant increase in recycling our STC into TCS will effectively remove this bottleneck in our polysilicon production and boost our production capacity to desired levels while obviating the need to dispose of excess STC and purchase additional TCS. We are implementing two concurrent measures to improve our STC-TCS conversion. First, we are undertaking improvements to our thermal converters to improve their conversion capacity. Second, we are constructing hydrochlorination facilities, at both Xiacun Plant and Mahong Plant, as an additional conversion mechanism. The hydrochlorination facility in the Xiacun Plant was put into operation in December 2011. We expect our hydrochlorination facilities in the Mahong Plant to complete their mechanical construction and enter operation in the first half of 2013.

Silane Gas Production. We announced in April 2011 our intention to invest $35 million to construct a silane gas production facility with an annualized initial production capacity of up to 2,000 MT of silane gas to meet the demand from the semiconductor, solar and flat panel display industries. We have completed the project design for the silane production, and have engaged Fluor Corporation and its affiliates to provide general engineering, procurement, construction and management services for this silane project. Due to market conditions, we have delayed the implementation of this silane gas manufacturing line, but intend to resume when market conditions permit.

Inner Mongolia Polysilicon Manufacturing Facility. In September 2011, we entered into a framework cooperation agreement with the Municipal Government of Hohhot, capital of Inner Mongolia Autonomous Region, China, with regard to the construction and development of a proposed polysilicon manufacturing facility in Jinsan Development Zone to produce high-purity polysilicon. As planned, the Hohhot facility will have two phases, each an annualized polysilicon production capacity of 30,000 MT. The framework cooperation agreement, except for certain confidentiality terms, is not legally binding, and only memorializes mutual understandings by both sides. Although we have completed basic engineering and design of the project, the commencement of the construction work is subject to final approvals from relevant NDRC and local government authorities.

Our Xiacun Plant occupies approximately 0.8 million square meters and is located in Yushui Xiacun Industrial Park in Xinyu City, approximately 15 kilometers away from our facilities at Xinyu Hi-Tech Industrial Park. Our Mahong Plant occupies a site area of approximately 2.3 million square meters and is located next to our primary facilities in the Xinyu Hi-Tech Industrial Park.

As of December 31, 2011, we had installed the following equipment in our polysilicon production plants:

•	67 CVD reactors;

•	32 STC thermal converters; and

•	other ancillary polysilicon production equipment.

We leverage a modified Siemens process, a non-proprietary technology generally used in the polysilicon industry, as the basis for our polysilicon production process, which centers on closed-loop gas recycle and recovery systems. The following chart illustrates our closed-loop polysilicon production process:

Our polysilicon production process starts with mixing HCl with a bed of metallurgical-grade silicon powder in a CVD reactor, which produces TCS. TCS is then purified through distillation to remove the main byproduct, STC, and other byproducts and impurities. Next, the purified TCS gas is fed into CVD reactors, or “Siemens reactors” as generally referred to in the industry, containing seed polysilicon rods, which are thin filaments made of high-purity silicon. In a hydrogen environment at high temperatures, TCS decomposes or disintegrates, and deposits or attaches additional silicon onto the seed polysilicon rods, therefore “growing” the rods. When the rods eventually grow to desired diameters, they are harvested from the CVD reactors and moved to a clean area for further processing. The grown-up rods are broken into chunks, with the carbon ends removed, and the ultra-pure polysilicon chunks sorted, packaged, and shipped to our wafer section or to our polysilicon customers.

Both the metallurgical-grade silicon chlorination and TCS decomposition reactions generate STC as a byproduct, which is fed back into the TCS production process for re-use as a production input, and hence recycled in what is known as a closed-loop process. The STC generated from both the metallurgical-grade silicon chlorination and the TCS decomposition is fed through STC thermal converters, where it undergoes a hydrogenation reaction with hydrogen, resulting in TCS and HCl. This TCS, mixed with unreacted STC, is further redirected back to the TCS distillation procedure as preparation for TCS decomposition through the closed loop. Over the years, in order for us to maintain production levels at or near our desired capacity, our thermal hydrogenation procedure is insufficient to convert more STC into TCS and, therefore, we have to rely on third parties to offtake some excess STC and purchase some additional TCS from external suppliers. As a part of our efforts to convert more STC into TCS, we are constructing hydrochlorination facilities, one put into operation in December 2011 and the other is scheduled to enter commercial operation in the first half of 2013, to run in parallel with our existing STC thermal converters. Hydrochlorination is an efficient STC-TCS conversion process, during which STC reacts with silicon and hydrogen, also resulting in TCS and HCl. The HCl created in the CVD reactors, the STC thermal converters, and the hydrochlorination procedure is also recycled and re-used in the metallurgical-grade silicon chlorination reaction. The closed-loop system enables a high degree of TCS, STC, HCl, and hydrogen utilization throughout the production process, thereby enhancing raw material conversion efficiency, reducing waste output, and lessening environmental impact.

Our planned production of silane will involve further processing of TCS. Some purified TCS will be redirected from the production loop to a chemical processing unit where the gas goes through a series of distillation steps that redistribute the gas molecules to eventually form silane. The removed molecules will at each step be recycled back to the closed loop.

System Control. Our entire polysilicon production process is controlled by an advanced computerized control system. All the pipes, valves, CVD reactors, STC thermal convertors, and other critical components are monitored by electronic sensors. Data from these sensors are transmitted to our polysilicon central control room in real time, rigorously monitored, analyzed, and acted upon by rotating shifts of our engineers 24 hours a day, seven days a week. As part of our standard procedure, our engineers adjust the level of production activities remotely. In the event a security incident arises, our engineers are able to shut down the various systems in the polysilicon production or discrete parts of the various systems remotely. Our advanced control system improves our polysilicon production capacity and safety while reducing staff-related operating expenses. Our polysilicon production process, including production, cleaning, packaging, and transportation, conforms with applicable international standards, and our comprehensive waste management system is compliant with environmental protection standards of China.

Cost-Saving Initiatives. In order to achieve economies of scale and reduce per-unit production cost in our polysilicon manufacturing business, we have significantly ramped up our polysilicon production, and have been implementing the debottlenecking initiatives to boost our production capacity to enable further production increases. In addition, we are developing and implementing a number of cost-saving initiatives to further lower our production cost.

•

First, we completed our switch from diesel to natural gas for our fuel needs in June 2011. We used a significant amount of diesel in our operations to power some of our production equipment, and this switch to natural gas should help us save such fuel costs. Due to our current technological and equipment set-up, we have retained the flexibility of switching back to diesel-powered systems in the event that there may be an economic case to do so in the future.

•	Second, we acquired high-pressure steam from a nearby co-located steam generation plant in Xinyu City. The use of steam in some of our production processes has further decreased our cost of energy.

•

We consume a significant amount of electricity in our polysilicon production operations, and a constant supply of electricity is critical to our ability to maintain optimal production conditions. Currently, our facilities are powered by the common industrial power grid. Since September 2007, we have been subsidized by the local PRC government in electricity usage. See “— Suppliers — Production Inputs.”

•	We are also applying an advanced coating technology to our CVD reactors as well as implementing certain process improvements to reduce our CVD reactors’ electricity consumption.

•

As we ramp up our operations, we are in the process of defining and implementing a set of continuous improvement measures to improve operational excellence and enhance operational reliability and thereby further reducing operating cost.

•

We are also closely monitoring the development of, and market for, the various polysilicon production equipment in China. To the extent locally made equipment meets our quality requirements with a substantial pricing advantage, we will also consider purchasing such locally made equipment to reduce our equipment cost without compromising our quality.

Wafer production

We manufacture and sell solar wafers in our wafer production facilities in Xinyu City Hi-Tech Industrial Park in Jiangxi Province, China. We currently produce and sell solar wafers in three principal sizes of 125 by 125 mm, 150 by 150 mm and 156 by 156 mm, and with thicknesses from 180 to 220 microns. In addition to our multicrystalline wafer products, we also manufacture monocrystalline wafers. As of March 31, 2012, we had an annualized wafer production capacity of approximately 4.3 GW. By the end of 2012, we plan to expand our annualized solar wafer capacity to approximately 4.5 GW.

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

As part of our vertical integration strategy to capture opportunities at each value chain in the PV business, we consume a major portion of our solar wafer output in our solar cell production starting from 2010. For each of the years ended December 31, 2010 and 2011, we produced approximately 2.50 GW and 2.23 GW of solar wafers, respectively, and consumed approximately 3.5% and 29.5%, respectively, of our total solar wafer production in our in-house production of solar cells, with the rest sold to independent third-party customers.

We have also delayed the implementation of the $40 million LED sapphire wafer manufacturing facility in Nanchang City, Jiangxi Province, we announced in April 2011, but intend to resume once market conditions permit in order to capture the growth opportunities in the LED industry by supplying up to 2.0 million two-inch equivalent pieces of LED sapphire wafers on an annual basis.

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

Our multicrystalline and monocrystalline wafer manufacturing operations are housed in four plants in the Xinyu Hi-Tech Industrial Park. As of December 31, 2011, we had the following multicrystalline and monocrystalline wafer manufacturing equipment in operation:

•	488 DSS furnaces used for multicrystalline ingot production;

•	256 sets of pullers used for monocrystalline ingot production;

•	87 squarers used to cut ingots into blocks;

•	318 wire saws used to slice blocks into wafers; and

•	other supplemental or ancillary facilities.

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

We recover some of the polysilicon slurry generated in the wafering, wafer cleaning and sorting process. We have also purchased slurry recovery systems from Applied Materials, Inc., or Applied Materials, and GT Solar to recover the slurry internally. As of December 31, 2011, we had installed three slurry recovery systems. The slurry recovery ratio of these systems is over 75% of slurry we generate. Through additional R&D, we endeavor to recycle and re-use as many of our production consumables as possible. This is not only a cost reduction measure, but also an important part of our program of conducting environmentally friendly operations.

Cell production

We commenced our solar cell production in the third quarter of 2010. We produce solar cells in our production facilities in Hefei City of Anhui Province, and in Xinyu City Hi-Tech Industrial Park in Jiangxi Province, China. Depending on the availability of our in-house supply, we may source a portion of our cell requirements from third parties. As of March 31, 2012, we had an annualized solar cell production capacity of approximately 1.7 GW, and plan to expand our annualized solar cell production capacity to 2.2 GW by the year-end of 2012. For each of the years ended December 31, 2010 and 2011, we produced approximately 30.0 MW and 590.0 MW of solar cells, respectively. We have used all the solar cells we produce in our in-house production of solar modules, in addition to outsourcing a significant amount of our cell requirements from third party suppliers. In 2010, we also completed an R&D line for high-efficiency solar cells.

Module production

We commenced solar module production in 2010 and commenced commercial sales of our solar modules to PV product developers, distributors and system integrators in the third quarter of 2009. We produce solar modules in our production facilities in Nanchang City of Jiangxi Province, Suzhou City of Jiangsu Province, Hefei City of Anhui Province, and Shenzhen City of Guangdong Province, China. As of March 31, 2012, we had an annualized solar module production capacity of approximately 1.7 GW, and plan to expand our annualized solar module production capacity to 2.6 GW by the year-end of 2012. For each of the years ended December 31, 2010 and 2011, we produced approximately 540 MW and 840 MW of solar modules, respectively, and consumed approximately 4.0% and 9.0%, respectively, of our total solar module production in our solar farm projects, with the rest sold to independent third-party customers.

Our modules have been certified in various European countries and the U.S. We sell our modules under our own brand name and also on an OEM basis for our customers. Our solar module warranty period lasts for 20 to 25 years. As a result, we bear the risk of warranty claims long after we have sold our products and recognized revenues.

Solar farm project development and related EPC

We design and develop solar farm projects in China, Europe and the U.S. and may enter additional markets. We develop solar farm projects both on our own and through jointly-controlled entities. We develop these projects with the intent to sell them to third parties upon completion of their development. We also provide EPC services for solar farm projects. We develop solar farm projects and provide related EPC services in Europe through our subsidiary, Solar Green Technology S.p.A. We develop solar farm projects in the U.S. through our subsidiary, SPI, California-based solar power EPC company. We develop solar farm projects with the intent to sell them to third parties upon completion of their construction. We typically enter into a letter of intent to sell our solar farm project prior to, and contingent upon, the completion of such project. We have financed our solar farm projects with bank financings.

As of the date of this annual report, we have seven subsidiaries engaged in solar farm project in China and one jointly controlled entity and nine subsidiaries engaged in solar farm projects outside China, with seven established under the laws of Italy and two under the laws of the United States of America. We own an equity interest between 51% and 100% in these projects through our subsidiaries. We expect that these solar farm projects will be sold by the end of 2012 or within six months after their completion, while we establish additional similar project companies from time to time in these and other jurisdictions.

Quality Control

We adhere to a strict system of quality control over our operations, from the sourcing of raw materials to production and delivery. We have quality-control measures in place at each stage of our production process to closely monitor the quality of our production and to ensure that our products meet all our internal benchmarks and customers’ specifications. In addition, we have established a quality documentation system for all purchasing, production and sales units and implemented procedures for constant improvement and flaw prevention.

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

As of December 31, 2011, we had a core quality management unit consisting of 2,651 persons overseeing our quality control processes, audits and engineering. In addition, this unit runs the testing procedures at the quality-control checkpoints during the production process of polysilicon, ingots, wafers, cells and modules.

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

Customers, Sales and Marketing

Our principal customers include Jiangxi Risun, Gintech, Shanxi Lu’an, Sumitomo, Solartech and MEMC in terms of net sales for the year ended December 31, 2011. For the years ended December 31, 2009, 2010 and 2011, we derived approximately 25.0%, 34.2% and 38.6%, respectively, of our net sales from sales to PV customers in China and approximately 75.0%, 65.8% and 61.4%, respectively, from exports. During the years ended December 31, 2009, 2010 and 2011, our top five customers collectively accounted for approximately 45.5%, 30.6% and 20.3%, respectively, of our net sales. For the year ended December 31, 2009, Gintech, Q-Cells and Hyundai contributed 12.5%, 10.7% and 7.5%, respectively, of our net sales. For the year ended December 31, 2010, Q-Cells and MEMC contributed 8.5% and 7.2%, respectively, of our net sales. For the year ended December 31, 2011, Jiangxi Risun and Gintech contributed 5.5% and 4.5%, respectively, of our net sales. No other single customer contributed more than 10% of our net sales in 2009, 2010 or 2011. For a description of our net sales generated from the geographic regions of our customers, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Net Sales” in this annual report. We intend to continue to enhance and broaden our revenue and customer base to target other leading global PV products manufacturers.

We have written agreements with most of our customers although our sales to some of our customers have been based on periodic purchase orders. Our customers generally make an advance payment representing a portion of the contract value to us. The global economic slowdown and crisis in the global financial markets in late 2008 and early 2009 caused a number of our customers to request us to delay our shipments of wafers and certain customers requested us to re-negotiate the contract price. As a result, during the second half of 2008 and in 2009, we amended and/or supplemented many of our long-term supply contracts with our customers. Substantially all of these contracts were entered into in 2007 and the first half of 2008 with delivery volumes and unit pricing that reflected the strong market conditions of the solar industry prior to the global economic slowdown and crisis in the global financial market. These amendments and supplements generally provide for postponement of deliveries, adjustment to pricing on a prospective basis by reference to the current market, adjustment to the ratio between supply of polysilicon feedstock and delivery of solar wafers, and changes from solar wafers to solar modules. Any significant deviation from the contract terms on our customers’ part or our inability to negotiate or renegotiate acceptable quantities, prices and delivery terms from time to time with our customers may disrupt our operations and materially adversely affect our financial results.

Our net sales generated from the various geographic regions during the years ended December 31, 2009, 2010 and 2011 as a percentage of our net sales has experienced some significant changes. Based on the immediate destination of our goods shipped, our sales to China as a percentage of our total sales increased from

25.0% in the year ended December 31, 2009 to 34.2% in the year ended December 31, 2010 and to 38.6% in the year ended December 31, 2011. Our net sales to Asia Pacific ex-China during the year ended December 31, 2010 decreased to 22.6% as compared to 50.3% during the year ended December 31, 2009 and slightly increased to 26.5% in the year ended December 31, 2011. Our net sales to Europe increased from 20.4% during the year ended December 31, 2009 to 35.6% during the year ended December 31, 2010 and decreased to 28.7% in the year ended December 31, 2011. Our net sales to North America increased from 4.3% during the year ended December 31, 2009 to 7.6% during the year ended December 31, 2010 and decreased to 6.2% in the year ended December 31, 2011.

Suppliers

Production Inputs

We use raw materials and consumables including metallurgical-grade silicon feedstock, TCS, virgin polysilicon, recyclable polysilicon, cells, consumables and other materials to produce our PV products, including polysilicon, wafers, cells and modules. The majority of our polysilicon feedstock consists of polysilicon scraps and recyclable polysilicon. Production inputs also include ancillary materials, fuel, electricity and other utilities.

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

For the years ended December 31, 2009, 2010 and 2011, polysilicon feedstock comprised approximately 54.7%, 50.4% and 49.2% of our wafer costs of goods sold (excluding inventory write-downs and loss on firm purchase commitments), respectively.

Our costs of other materials used to manufacture cells and modules have increased significantly in 2011 as we continue to ramp up our cell production as well as module production. We expect the costs of materials used to manufacture cells and modules to increase as we continue with our vertical integration strategy.

We have written agreements with our principal polysilicon feedstock suppliers. We have also entered into polysilicon raw material supply arrangements with our customers. In addition, we have sourced significant amounts of polysilicon feedstock from suppliers in the spot markets without any prior written agreements.

From time to time, we may have to make prepayments to our virgin polysilicon and other suppliers in order to secure a stable supply of our virgin polysilicon feedstock and other materials. We make these prepayments without receiving any collateral. As of December 31, 2011, our prepayments to suppliers amounted to $39.3 million, including prepayments made to virgin polysilicon suppliers.

To the extent our in-house cell production cannot meet the demand of our module production, we purchase the short-fall from third parties for use in our module production. For the year ended December 31, 2010 and 2011, cells purchased from third parties comprised approximately 79.4% and 49.2% of our module cost of goods sold, respectively, and 23.9% and 19.8% of our total cost of goods sold. We purchase cells from cell manufacturers including Helo Solar (HK) Co., Ltd, or Helo Solar, Solartech and Jiangxi Risun. As we ramp up our in-house cell production, we expect to rely less on third parties for our cell supplies.

We use consumables in our production including slurry, sawing wires, crucibles and other materials. We source most of our consumables from suppliers in China. In January 2008, we acquired 33.5% of Jiangxi Sinoma, a Xinyu-based crucibles manufacturer, in an effort to ensure supply of our needs for crucibles.

Equipment

We source our key manufacturing equipment mostly from leading international manufacturers and some reputable domestic manufacturers. GT Solar has provided most of our DSS furnaces, CVD reactors and STC thermal converters. JYT Corporation has also provided some of our DSS furnaces. All of our DSS furnaces are equipped with safety kits that limit potential damage in the event of an accident. M.S.A. Apparatus Construction for Chemical Equipment Ltd. is also a supplier of some of our CVD reactors and STC thermal converters. JYT Corporation has provided all of our current monocrystalline pullers. Meyer Burger and Applied Materials have provided all of our squarers and wire saws. We have purchased our cell manufacturing equipment from Applied Materials and others. We also purchase ancillary equipment from these and other manufacturers.

We also closely monitor the development of the PV equipment manufacturing industry in China. To the extent such locally made equipment meets our quality requirements and also presents a significant pricing advantage to us, we will also selectively source our equipment locally.

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

As a vertically integrated manufacturer of PV products, we compete with other integrated solar companies as well as with manufacturers of polysilicon, solar wafers and modules, and developers of PV projects. We compete with players such as CSI, First Solar, GCL-Poly Energy Holdings Limited, Hemlock Semiconductor Group, JA Solar, M.SETEK, MEMC, OCI Company Ltd., REC, ReneSola, Suntech Power, Trina, Wacker Chemie, Yingli and DAQO New Energy Corp. In recent years, many technology companies, which have historically not manufactured solar products, have recently also been developing PV capabilities in-house. These players include AU Optronics, Samsung and TSMC. Some of our current and potential competitors may have a longer operating history, wider name recognition, greater resources, larger customer base, better access to low-cost raw materials and greater economies of scale than us.

We believe that the key competitive factors in the PV market include:

•	cost competitiveness and price;

•	product quality;

•	economies of scale;

•	advanced technology and manufacturing processes;

•	strong global distribution channels and customer relationships;

•	reputation for consistency and excellence; and

•	brand recognition.

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

Owned property

We own the land use rights related to our production facilities, including our polysilicon, wafer, cell and module production facilities, located in Xinyu City and Nanchang City, Jiangxi Province, Hefei City, Anhui Province, Suzhou City, Jiangsu Province, Shenzhen City, Guangdong Province, China. In 2011, we acquired additional land use rights for a total site area of 1,503,136 square meters located in Xinyu City, Suzhou City, Nanchang City and Hefei City for approximately $68 million. As of the date of this annual report, we own approximately 9,822,783 square meters for an original term of 50 years, renewable upon its expiration. We are currently in the process of acquiring land use rights with respect to a total site area of approximately 2,248,565 square meters.

As of the date of this annual report, we have obtained property ownership certificates relating to our plants in Xinyu City and Nanchang City, Jiangxi Province, Hefei City, Anhui Province, Suzhou City, Jiangsu Province, Shenzhen City, Guangdong Province, China with a gross floor area of approximately 1,673,930 square meters and we are in the process of acquiring property ownership certificates with a total a gross floor area of approximately 361,049 square meters. We occupy our owned properties for purposes of production, R&D and as our headquarters office and employee living quarters.

Although we have obtained land use rights certificates and property ownership certificates for properties underlying a majority of our production facilities, as of the date of this annual report, we are still in the process of acquiring the land use right certificates and property ownership certificates underlying certain of our polysilicon production facilities and wafer production facilities as disclosed above. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company and Our Industry — Our operations in China are subject to various governmental approvals, registrations, and reviews, and our failure to obtain necessary approvals, maintain necessary registrations, or pass necessary reviews on a timely basis, or at all, could materially and adversely affect our business, results of operations and financial condition” in this annual report.

Leased property

We currently have leasehold interests in the following real estate properties as our offices in various jurisdictions:

•	209 square meters of office space in Shanghai leased from an independent third party, with its current lease term to expire in December 2013;

•	2,860 square feet of office space in Sunnyville, California, leased from an independent third party, with its current lease term to expire in November 2013; and

•	1,617 square feet of office space in Hong Kong leased from an independent third party, with its current lease term to expire in January 2013.

We also currently have the following leasehold interests in real estate properties as our factories, offices and dormitories in two cities in China:

•

We currently lease an aggregate of 19,073 square meters of factory space and office space in Nanchang City, Jiangxi Province, from an independent third party. The lease related to the factory space expired in December 2011, and we are currently negotiating with the landlord for its renewal. As a result, we are tenant on a month-by-month basis until we renew the lease agreement. With regard to our office space, the lease related to 100 square meters will expire in September 2012; the lease related to 50 square meters will expire in March 2013; and the lease related to 500 square meters does not have a fixed term. As of the date of this annual report, we have yet to receive the relevant property ownership certificates from the leasing party for these factory and office properties.

•

We currently lease an aggregate of 76,856 square meters of factory space in Suzhou City, Jiangsu Province, from an independent third party. The lease expired in December 2011 and we are currently negotiating with the landlord for its renewal. As a result, we are tenant on a month-by-month basis until we renew the lease agreement.

•

We currently lease an aggregate of 13,500 square meters of factory, dormitory and office spaces in Shenzhen City, Guangdong Province, from an independent third party, with its current lease term to expire in February 2012. As of the date of this annual report, we have received from the leasing party the relevant usage certificates for the buildings leased to us, as confirmed by the relevant local government authorities, but have yet to receive the relevant property ownership certificates.

Insurance

We maintain property insurance coverage on our facilities, production equipment and inventory in stock, which amounted to approximately $2,894.8 million as of December 31, 2011. We do not have insurance coverage on other assets of ours, such as products in transit, interruption of business or product liabilities. We consider our insurance coverage to be adequate to cover all normal risks associated with our operations in accordance with industry standards and practices in China. We have purchased director and officer liability insurance for our directors and officers.

Production Safety and Environment

We maintain strong environmentally responsible standards across our company. We are committed to building and operating safe and environmentally friendly PV production facilities. We are in compliance with all applicable production safety and environmental protection laws and regulations in China, and our PV production processes conform to the relevant international standards. We emphasize production safety and endeavor to operate our manufacturing facilities in an environmentally responsible manner, and our comprehensive waste management system is compliant with national environmental protection standards.

Safety

Our plants, workstations and various facilities have been designed to maintain a safe working environment. We have engaged Fluor Corporation and its affiliates to provide general engineering, procurement, construction and management services for our Mahong Plant as well as the project design and the general engineering, procurement, construction and management services for our proposed silane production project. We have designated a health, safety and environmental, or HSE, department in each of our plants and facilities, and recently established a corporate HSE department that reports directly to our senior management. We have adopted a set of production safety procedures that we require our employees to follow and we provide related training to our employees. Our team leaders are regularly required to confirm production safety and our managers are accountable for any failure to observe our safety procedures. Incidents are reported according to PRC laws and regulations, and investigations are carried out to determine the root causes and to recommend improvements. To enforce our safety procedures, we have formulated an award and penalty system, awarding those who consistently follow safety procedures and penalizing those who fail to do so.

We experience accidents from time to time at our plants and facilities, as we have disclosed in “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company and Our Industry — Unexpected equipment failures or accidents, including any accidental release of hazardous gases or materials, may lead to production curtailments or shutdowns, personal injuries, even deaths or damage to properties” in this annual report. We have not, however, encountered accidents in any fiscal year that, individually or collectively, have resulted in costs, damages, penalties or claims against us in excess of $100,000. We experienced an accident at our Xiacun Plant in July 2010, which resulted in serious bodily injuries to a few of our employees and third-party contractors and the shut-down of some of our facilities, due to the non-compliant handling of certain add-on equipment by a third-party contractor during the trial run of such add-on equipment being installed by the third-party contractor. This accident resulted in “very serious bodily injuries,” as described in the Xinyu City government investigation report, to one of our employees and one employee of the third-party contractor as well as a temporary shut-down of the unit with the add-on equipment. Xinyu Municipal Production Safety Supervisory and Administrative Bureau, the local production safety authority in Xinyu City, conducted a formal investigation and concluded that the third-party contractor was primarily responsible for the accident. The unit with the add-on equipment in question was ordered by the Xinyu City government authority to be temporarily shut down, although it resumed operations a month later in August 2010 with the approval of the same local government authority. Since the unit with the add-on equipment did not affect our main production systems, its temporary shut-down did not adversely affect our business operations in any material way. The employee of ours injured in the accident was insured against workplace injuries under our insurance policies, and such insurance has covered most of his medical expenses. We have so far incurred less than $9,000 in medical expenses and other payments in connection with this accident. The accident did not result in any material adverse impact on us or our operations, and we have not had any material liabilities arising from the accident. There have not been any legal proceedings against us as a result of this incident. Our management, however, has subsequently taken various remedial and precautionary measures in order to minimize the chance of occurrence of similar events in the future. The measures include reiterating the workplace safety guidelines in our employee’s manual and introducing additional safety-related best practices to heighten the safety awareness of our employees and to improve our workplace safety environment. We have also engaged an external advisory firm to perform procedures on our internal control over HSE affairs. As part of the ongoing internal control review process, we are in the process of further enhancing our internal controls. Specifically addressing this accident, we will extend oversight over certain procedures handled by contractors, including their equipment safety certification and installation application.

We require our employees who operate special equipment to undergo the necessary training before they are allowed to operate such equipment. We conduct regular mandatory maintenance on our equipment to ensure proper and safe working conditions.

Environment

We have undertaken various measures to reduce pollution and the impact of our manufacturing process on the environment. These measures include monitoring and controlling solid waste, waste water, exhaust fumes and noise. Our advanced closed-loop polysilicon production process also significantly reduces pollution. We believe that we are currently in compliance with all environmental laws and regulations applicable to our operations in China.

Solid waste. We send hazardous solid waste from our production process to licensed hazardous waste disposal companies for further handling, and send harmless solid waste to the common landfill in Xinyu City.

Waste water. We chemically treat the various types of waste water to harmless levels before discharging it to our dedicated sewage network. We currently have an on-site waste water treatment station with a 1,200-cubic-meter daily treatment capacity.

Exhaust fumes. We chemically treat the various types of exhaust fumes to harmless levels before discharging them into the atmosphere.

Noise. We have installed various shock-absorption and sound-reduction devices to lower the noise impact of our production to the environment and neighborhood.

We currently have a team of 122 personnel who are experienced and trained in HSE matters and are in charge of formulating and implementing our HSE measures, of whom 62 hold “Licenses for Safety Management in Hazardous Chemical Enterprises” and 23 are “State-Certified Safety Engineers.” The PRC safety and environmental protection authorities regularly inspect our plants and facilities on both announced and unannounced bases, and we have not received any citations relating to HSE measures.

As a large growing enterprise, we have various projects under construction, with additional expansions planned from time to time. As we have disclosed in “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company and Our Industry — Compliance with environmental and safety regulations is expensive, and noncompliance may result in adverse publicity and potentially significant monetary damages and fines or suspension of our business operations” in this annual report, the various PRC governmental approval processes may not always be in sync with our construction and production schedules. We perform necessary application procedures and try to obtain the relevant approvals and/or registrations in line with the contemplated progress of the construction and production at each of our projects. Where the construction of a project is complete before we have received the relevant final permits for its full production, we would typically engage in trial productions in compliance with the relevant PRC laws and regulations. To date, there has not been any material adverse effect on our business or results of operations due to our handling of, or the timing in our receiving, the necessary approvals and permits for our current plants and facilities and for those under construction. But we cannot assure that we will always be able to obtain all of the governmental permits and acceptances, and complete all of the registrations and filings with the government, in time for all of our projects currently under construction or our future projects. Although we have not been subject to any penalty, or any threat of such penalty, from any PRC government agencies in this regard, as we have disclosed in the above-mentioned risk factor, it continues to present as a potential risk to us and our operations.

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

In September 2009, the PRC government issued the notice on curbing excessive capacity and redundant construction in industries in China. The government listed the polysilicon production capacity as excessive in China, and put forward guidelines relating to the capacity, land usage or power consumption for newly constructed polysilicon projects. The government also prohibit any lending by financial institutions or financing through capital markets by such new polysilicon projects without approval from the relevant governmental agencies including NDRC.

In December 2010, the Ministry of Industry and Information Technology, NDRC and the Ministry of Environmental Protection jointly issued a circular entitled the Conditions of Entry to Polysilicon Industry to curb excessive capacity and redundant construction in the PRC polysilicon industry. According to the circular, these PRC governmental agencies will, in principle, not approve any new polysilicon project until the PRC government has promulgated a new guideline for these types of investment projects, except for projects that have already been approved by the relevant central-government-level investment administration authorities. For existing polysilicon projects, the relevant enterprises must submit an application pursuant to the circular to the relevant provincial authorities responsible for industry and information technology for review. Any enterprise that fails to meet the requirements contained in the circular will be required to withdraw or terminate its polysilicon project. This circular also sets forth specific requirements, including those relating to capital, scale of production, energy consumption and environmental protection.

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

Restriction on foreign investments

The principal regulation governing foreign ownership of solar power businesses in China is the revised Foreign Investment Industrial Guidance Catalog, effective as of January 30, 2012 and subject to amendment and supplement by the government from time to time. Under this guidance currently in force, our solar cell production business and solar farm projects fall within the category of industries in which foreign investment is encouraged.

Tax

The PRC enterprise income tax is calculated based on the taxable income determined under the PRC tax laws and regulations. In accordance with the PRC Income Tax Law for Enterprises with Foreign Investment and

Foreign Enterprises and the related implementation rules effective prior to January 1, 2008, foreign-invested enterprises incorporated in China, such as Jiangxi LDK Solar, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, were generally subject to a national enterprise income tax at the rate of 30% on their taxable income and a local enterprise income tax at the rate of 3% on their taxable income. This foreign invested enterprise income tax law and its implementation rules provided certain favorable tax treatments to foreign-invested enterprises such as a two-year exemption from the national enterprise income tax from their first profitable year and a 50% reduction of their applicable national enterprise income tax rate for the subsequent three years for manufacturing enterprises with operating terms of more than 10 years. Pursuant to then PRC tax laws relating to foreign-invested enterprises, local preferential enterprise income tax treatment was within the jurisdiction of the applicable local provincial authorities. For example, the Jiangxi Provincial government specified that energy companies that were established for operations in the province for more than 10 years, such as Jiangxi LDK Solar, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, were eligible for a five-year exemption from the 3% local enterprise income tax from their first profitable year, and a 50% reduction of their local enterprise income tax rate for the succeeding five years.

Since January 1, 2008, the EIT Law became effective. This new tax law imposes a unified income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify for preferential tax treatments under certain limited exceptions. The EIT Law and the related regulations permit companies to continue to enjoy their preferential tax treatments under the prior tax regime until such treatments expire in accordance with their terms, on the condition that such preferential tax treatments are available under the grandfather clauses of the EIT Law and the related regulations.

In December 2009, Jiangxi LDK Solar was recognized by the PRC government as an HNTE under the EIT Law and is entitled to the preferential enterprise income tax rate at 15% from 2009 to 2011. Subject to renewal, Jiangxi LDK Solar’s HNTE status will enable it to enjoy the preferencencial income tax rate of 15% from 2012 to 2014. Based on our self-assessment result, our management believes that Jiangxi LDK Solar meets all the criteria for the renewal of its HNTE status. In September 2011, Jiangxi LDK Silicon was recognized by the PRC government as an HNTE and is entitled to the preferential income tax rate of 15% from 2011 to 2013. Based on our prevailing business plan, our management expects Jiangxi LDK Silicon will continue to meet all the critieria for HNTE qualification upon renewal of such status which will enable it to enjoy the preferential income tax rate of 15% from 2014 to 2016.

Pursuant to the PRC Provisional Regulation on the Value Added Tax, or VAT, and its implementation rules, any entity or individual engaged in the sale of goods, provision of specified services and importation of goods in China is generally required to pay VAT at the rate of 17.0% of the gross sales proceeds, less any creditable VAT already paid or borne by such entity or individual. When an entity exports goods from China, the exporter may be entitled to a refund of a portion or all of the VAT paid by the entity. Our imported raw materials used for manufacturing PV products subject to export, to the extent they are placed in government-sanctioned bonded warehouses, are exempt from import VAT.

Pursuant to the EIT Law and its implementation regulations, since January 1, 2008, dividend payments relating to earnings derived since January 1, 2008 to foreign investors made by foreign-invested enterprises, such as our PRC subsidiaries, Jiangxi LDK Solar, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, are subject to a 10% withholding tax unless any such foreign investor’s jurisdiction of incorporation has a tax treaty or agreement with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty or agreement with China. In addition, under the EIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered PRC resident enterprises and therefore subject to PRC enterprise income tax at the rate of 25% as to their worldwide income. Under the implementation regulations issued by the State Council relating to the EIT Law, “de facto management body” is defined as the body that has material and overall management control over the business, personnel, accounts and properties of an enterprise. In April 2009, the PRC State Administration of Taxation promulgated a circular to clarify the definition of “de facto management body” for enterprises incorporated overseas with controlling shareholders being PRC enterprises. Therefore, it remains unclear how the tax authorities will, in practice, treat an overseas enterprise invested or controlled by another overseas enterprise and ultimately controlled by PRC individual residents as is in our case. We are currently not treated as a PRC resident enterprise by the relevant PRC tax authorities. Since substantially all of our management is currently based in China and may remain in China in the future, we may be treated as a “PRC resident enterprise” for the PRC tax purposes and subject to PRC enterprise income tax at the rate of 25% as to our worldwide income.

Foreign currency exchange

See “Item 10. Additional Information — D. Exchange Controls” in this annual report.

Dividend distribution

The principal regulations governing distribution of dividends by foreign-invested enterprises in China, such as our PRC subsidiaries, include:

•	Company Law of 1993, as amended;

•	Wholly Foreign-invested Enterprise Law of 1986, as amended;

•	Wholly Foreign-invested Enterprise Law Implementation Rules of 1990, as amended;

•	Equity Joint Venture Enterprise Law of 1979, as amended; and

•	Equity Joint Venture Enterprise Law Implementation Rules of 1983, as amended.

Under the current regulatory regime in China, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. After making up for any deficit in prior years pursuant to the PRC laws, a wholly foreign-owned enterprise in China, such as Jiangxi LDK Solar, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, is required to set aside at least 10% of its after-tax profit calculated in accordance with the PRC accounting standards and regulations each year as its statutory general reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. A wholly foreign-owned enterprise is also required to allocate a certain percentage of its after-tax profit calculated in accordance with the PRC accounting standards and regulations each year as its employee welfare and bonus fund, and its board of directors has the discretion to determine the percentage of the after-tax profits for such employee welfare and bonus fund, which is likewise not distributable to its equity owners except in the event of a liquidation. A sino-foreign joint venture enterprise, such as LDK Solar Hi-Tech (Nanchang) Co., Ltd., is required to set aside a certain percentage of its after-tax profit calculated in accordance with the PRC accounting standards and regulations each year for its statutory general reserves, employee welfare and bonus fund and enterprise development fund in accordance with the requirements of relevant PRC laws and its articles of associations. The board of directors of a sino-foreign joint venture enterprise has the discretion to determine the respective percentages of its after-tax profits for its statutory general reserves, employee welfare and bonus fund and enterprise development fund, which are not distributable to its equity owners except in the event of a liquidation.

Regulation of overseas investments and listings

SAFE issued a public notice in October 2005 to require all PRC residents, including both legal persons and natural persons, to register with the relevant local SAFE authorities before establishing or gaining control over any company outside China, referred to in such SAFE notice as an “offshore special purpose company,” for the purpose of acquiring any assets of or equity interest in PRC companies and raising funds from overseas. In addition, any PRC resident that is already a shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE authorities with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity or debt investment or creation of any security interest. If any PRC shareholder of any offshore special purpose company fails to make the required SAFE registration or its amendment, the PRC subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. Moreover, failure to comply with such SAFE registration and amendment requirements could result in liabilities under PRC laws for evasion of applicable foreign exchange restrictions.

NDRC promulgated a rule in October 2004, which requires all China-incorporated entities to seek approval from the NDRC authorities for any overseas investment. This NDRC rule also applies to overseas investments by PRC individuals as well.

In August 2006, six PRC regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, China Securities Regulatory Commission, or CSRC, and SAFE, jointly adopted the Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A rule. This M&A rule includes provisions that purport to require special purpose companies formed for purposes of overseas listing of equity interest in PRC companies and controlled directly or indirectly by PRC companies or individuals to obtain the approval from CSRC prior to the listing and trading of their securities on any overseas stock exchange. Pursuant to the related procedures CSRC published on its official website in September 2006, CSRC requires the filing of a number of documents and it could take several months to complete the approval process. The application of the M&A rule with respect to overseas listings of special purpose companies remains unclear with no consensus currently among leading PRC law firms regarding the scope of the applicability of the CSRC approval requirement.

Our PRC counsel, Grandall Law Firm (Shanghai), has advised us that, based on their understanding of the current PRC laws, rules and regulations, including the M&A rule and the CSRC approval procedures announced in September 2006:

•	CSRC has not issued any definitive rule or interpretation requiring offerings like our IPO to be subject to such procedures; and

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

C.	ORGANIZATIONAL STRUCTURE

The following chart sets forth our simplified corporate structure as of the date of this annual report:

(1)	Joint venture, partnership or company established for holding our solar farm projects.
(2)	LQ energy GmbH is a jointly controlled entity incorporated under the laws of Germany.

In the ordinary course of our solar farm project development, we have established, and may continue to establish, from time to time, jointly controlled entities, project partnerships or subsidiary companies for the purpose of developing and selling these projects. As of the date of this annual report, we have one jointly controlled entity and sixteen subsidiaries established under the laws of jurisdictions within China and outside China, including Italy, Germany and the United States. We intend to sell these projects by disposing of our interests in these joint ventures, partnerships or subsidiary companies to third parties.

Currently, we are 53.27% beneficially owned by Mr. Peng, without taking into account any securities that any shareholder or option holder has the right to acquire within 60 days after the date of this annual report through the exercise of any option, warrant or right. Mr. Peng maintains effective control over our business and corporate matters that require shareholders’ approval.

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

Overview

We are a leading vertically integrated manufacturer of PV products. While our historical strength was in the solar wafer business, we have expanded our business to meet the PV industry’s requirements for high-quality and low-cost polysilicon, wafers, cells, modules, systems, power projects and solutions. While we continue to pursue further vertical integration at each step of our PV product value chain, our revenue also includes significant portions of sales of our solar wafers, modules and polysilicon.

Polysilicon. We commenced production and sale of polysilicon in the third quarter of 2009. As of March 31, 2012, our two polysilicon plants, Mahong Plant and Xiacun Plant, located near our wafer production facilities, had an aggregate installed annualized polysilicon production capacity of approximately 17,000 MT. We leverage a modified Siemens process as the basis for our polysilicon production, employ state-of-the-art production facilities at our polysilicon plants, and are able to produce polysilicon that meets the premium quality requirements of international PV and electronics industries. While all of the polysilicon we currently produce is solar-grade, our Mahong Plant is capable of producing electronic-grade polysilicon in accordance with international industry standards and practice, representing approximately 90% of our aggregate polysilicon production capacity. We intend to increase our total installed annualized polysilicon production capacity to 25,000 MT by the year-end of 2012 through the completion of our two plants, technological improvement, process refinement and equipment enhancement. As part of our strategy to reduce wafer production costs, we consume a significant portion of our polysilicon output in our wafer production. For each of the years ended December 31, 2009, 2010 and 2011, we produced approximately 225 MT, 5,052 MT and 10,455 MT of polysilicon, respectively, and consumed 100% and approximately 72.7% and 82.8%, respectively, of our total polysilicon production, with the rest sold to independent third-party customers. We have delayed the implementation of the $35 million silane gas manufacturing line we announced in April 2011, but intend to resume once market conditions permit in order to supply up to 2,000 MT of silane gas per year to meet the demand from the semiconductor, solar and flat panel display industries.

Solar Wafers. We manufacture solar wafers in our wafer production facilities in Xinyu City Hi-Tech Industrial Park in Jiangxi Province, China. We produce and sell multicrystalline and monocrystalline solar wafers globally to manufacturers of solar cells and solar modules. We also provide wafer processing services, producing wafers for customers who provide polysilicon materials to us. As of March 31, 2012, we had an annualized solar wafer production capacity of approximately 4.3 GW. We plan to expand our annualized solar wafer production capacity to 4.5 GW by the year-end of 2012. As part of our vertical integration strategy to capture opportunities at each value chain in the PV business, we consume a major portion of our solar wafer output in our solar cell production starting from 2010. For each of the years ended December 31, 2010 and 2011, we produced approximately 2.50 GW and 2.23 GW of solar wafers, respectively, and consumed approximately 3.5% and 29.5%, respectively, of our total solar wafer production in our in-house production of solar cells, with the rest sold to independent third-party customers. We have also delayed the implementation of the $40 million LED sapphire wafer manufacturing facility in Nanchang City, Jiangxi Province, we announced in April 2011, but intend to resume once market conditions permit in order to capture the growth opportunities in the LED industry by supplying up to 2.0 million two-inch equivalent pieces of LED sapphire wafers on an annual basis.

Solar Cells. We commenced solar cell production in the third quarter of 2010. We produce solar cells in our production facilities in Hefei City of Anhui Province, and in Xinyu City Hi-Tech Industrial Park in Jiangxi Province, China. As of March 31, 2012, we had an annualized solar cell production capacity of approximately 1.7 GW, and plan to expand our annualized solar cell production capacity to 2.2 GW by the year-end of 2012. For each of the years ended December 31, 2010 and 2011, we produced approximately 30 MW and 590 MW of solar cells, respectively. We have used all the solar cells we produce in our in-house production of solar modules, in addition to outsourcing a significant amount of our cell requirements from third party suppliers.

Solar Modules. We commenced solar module production in 2010 and commenced commercial sales of our solar modules to PV product developers, distributors and system integrators in the third quarter of 2009. We produce solar modules in our production facilities in Nanchang City of Jiangxi Province, Suzhou City of Jiangsu Province, Hefei City of Anhui Province, and Shenzhen City of Guangdong Province, China. As of March 31, 2012, we had an annualized solar module production capacity of approximately 1.7 GW, and plan to expand our annualized solar module production capacity to 2.6 GW by the year-end of 2012. Our modules have been certified in various European countries and the U.S. For each of the years ended December 31, 2010 and 2011, we produced approximately 540 MW and 840 MW of solar modules, respectively, and consumed approximately 4.0% and 9.0%, respectively, of our total solar module production in our solar farm projects, with the rest sold to independent third-party customers.

Solar Farm Projects. We design and develop solar farm projects in China, Europe and the U.S. and may enter additional markets. We develop solar farm projects both on our own and through jointly-controlled entities. We develop these projects with the intent to sell them to third parties upon completion of their development. We also provide EPC services for solar farm projects. We typically enter into a letter of intent to sell our solar farm project prior to, and contingent upon, the completion of such project. We have financed our solar farm projects with bank financings.

Our production facilities are primarily located in Xinyu City, Jiangxi Province, with our cell production facilities also in Hefei City, Anhui Province, and our module production facilities in Nanchang City, Jiangxi Province, Suzhou City, Jiangsu Province, Hefei City, Anhui Province, and Shenzhen City, Guangdong Province, China.

Our principal PV product customers, in terms of net sales for the year ended December 31, 2011, include Jiangxi Risun, Gintech, Shannxi Lu’an, Sumitomo and Solartech.

In the years ended December 31, 2009, 2010 and 2011, we had total net sales of $1,098.0 million, $2,509.3 million and $2,157.8 million, respectively. For the years ended December 31, 2009 and 2011, we recorded a net loss of $234.0 million and $609.0 million. For the year ended December 31, 2010, we had net income of $296.5 million.

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

Demand for our PV products

Our business and revenue growth are, in part, a function of the demand for PV products. The PV market remains at a relatively early stage of development and it is uncertain whether solar energy will be widely adopted. Demand for PV products has grown significantly over the past decade, although the global solar power industry experienced a decline in demand in the fourth quarter of 2008 and first quarter of 2009 due to the reduced availability of financing for downstream buyers as a result of the global financial crisis and the rapid slide in petroleum and natural gas prices, which rendered solar energy less cost competitive and less attractive as an alternative source of energy. Demand for our PV products rebounded from the second quarter of 2009 as the global economy gradually recovered. Many of our customers who experienced financing and/or operational difficulties during the global economic slowdown have regained access to credit and resumed performance of their contracts with us that were temporarily suspended or delayed in the fourth quarter of 2008 and first quarter of 2009. Although the demand for our PV products increased in 2010, the solar market has deteriorated starting from the second half of 2011 and there are still significant uncertainties for the sustainability of the growth in the PV market under the current macroeconomic environment, which could lead to fluctuations in the demand for our products.

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

Certain recent developments have adversely affected our results of operations in 2012 to date:

•	continual decline in the average selling price across the chain of PV products;

•	seasonal slowdown in our business due to the Chinese New Year holiday;

•	global PV manufacturing capacity potentially exceeding global demand; and

•	international trade related investigations and proceedings and anti-dumping and/or countervailing tariff imposed by the U.S. and other jurisdictions.

There can be no assurance regarding the magnitude or length of time of the effects on our financial results caused by the developments described above.

Pricing of our PV products

PV products, including polysilicon, wafers, cells and modules, systems and solutions are priced based on a variety of factors, including our costs, global PV market prices, supply and demand conditions, and the terms of our customer contracts. We price our PV products on a per-piece and per-watt basis. Prices for PV products that we price on a per-watt basis have fluctuated significantly. While sale prices for PV products are immediately affected by market prices, the costs of our PV products typically do not adjust with the same immediacy, therefore any sudden drop in PV products sale prices will inevitably affect our gross margin. While PV prices increased throughout most of 2010 and into early 2011, prices for most PV products along the value chain have recently declined due to reductions in government incentives in certain major PV markets and capacity expansion of PV players. We expect PV prices to decline further. If PV products prices decline and we are unable to lower our costs in line with the price decline, whether through more cost-effective manufacturing of feedstock, larger ingots or thinner wafers, or through technological advances, our profitability and financial condition would be adversely affected.

Mix of our PV products

As a vertically integrated manufacturer of PV products, we sell polysilicon, wafer, module and PV projects to the market. While polysilicon cost represents a significant portion of our wafer manufacturing costs and we intend to leverage our in-house polysilicon supply to further optimize our wafer cost structure, we have and may continue to sell polysilicon directly to third-party customers to the extent commercially sensible rather than consuming all of it in-house. We also offer wafer and module processing services to our customers who provide us with polysilicon and cells, respectively. We do not sell cells to third-party customers, and we have been increasing the sales of modules to third-party customers. With our expansion into solar farm projects, our revenues and margins will also be affected since we can only recognize revenues from projects once the project is sold or when certain criteria have been met. We also offer related EPC services which carry significantly lower gross margins compared to our historical performance. As the product mix changes, our revenues, gross margins and operating margins may change. If module sales gain a larger portion of our total sales, our margins are expected to decline.

Our manufacturing and raw material costs

Our cost of goods sold consists primarily of the costs of polysilicon feedstock, consumables, materials for cells, modules and projects, other manufacturing costs, and depreciation. Historically, polysilicon costs represented the majority of our overall cost of goods sold. For the years ended December 31, 2009, 2010 and 2011, our costs of polysilicon feedstock consumed for our wafer production accounted for approximately 54.7%, 50.4% and 49.2%, respectively, of our wafer cost of goods sold (excluding inventory write-downs and loss on firm purchase commitments). With the completed construction and the gradual ramp-up of our polysilicon production plants, we have implemented measures to reduce our manufacturing costs in polysilicon production. We also procure external cells for our production of solar modules which contributed to a significant portion of our costs of goods sold. From the first quarter of 2012 onwards, external cell procurement costs should decline as we continue to ramp up our solar cell plants. Furthermore, cell processing and module processing costs have increased as a percentage of our costs of goods sold, and as we increase the vertical integration of our PV product value chain, we expect cell processing and module processing costs to increase. Although we have significantly reduced our manufacturing costs, there still exists much for us to improve. We have made continuous endeavors to reduce our manufacturing costs, through increased production scale, improved production yield, using automatic sorting equipment to reduce wafer breakage, and more skilled manufacturing personnel following their initial learning curve. Effective cost-reduction measures in our polysilicon, wafers, cells and modules production have become critical to our financial condition and results of operations. If we fail to continue to reduce our manufacturing costs, our profitability and competitiveness will be adversely affected.

Our production capacity and its utilization

Demand for our PV products has been fluctuating following a gradual recovery from the global economic slowdown and turmoil in the global financial markets in the second half of 2008 and early 2009. The market has again been adversely affected by the European financial crisis in 2011. To capitalize on the periodic growing demand for our products, we continued to expand our installed annualized polysilicon production capacity from 11,000 MT as of December 31, 2010 to 17,000 MT by March 31, 2012. We also expanded our annualized production capacity of solar wafers from 3.0 GW as of December 31, 2010 to 4.3 GW as of March 31, 2012. In addition, we expanded our solar cell business from 1.5 GW as of December 31, 2010 to 1.7 GW in annualized production capacity as of March 31, 2012 and our module business from 0.2 GW as of December 31, 2010 to 1.7 GW in annualized production capacity as of March 31, 2012. We will continue to monitor market demand to determine the timing for any further expansion.

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

Net Sales

We derive revenues primarily from the sale of PV products, including wafers and modules. We sell our wafers to cell and module producers, and we sell our modules to developers, distributors and system integrators. We also provide processing services to customers who supply silicon materials and/or multicrystalline or monocrystalline ingots to us for processing into wafers. In addition, we sell polysilicon and silicon materials, which include ingots as well as silicon scraps. For the years ended December 31, 2009, 2010 and 2011, approximately 86.1%, 60.7% and 47.8%, respectively, of our net sales were generated from sales of wafers. Sales of modules accounted for 5.4%, 25.3% and 33.4% respectively, of our net sales during the year ended December 31, 2009, 2010 and 2011. Sales from processing services and silicon materials accounted for 7.3% and 0.7%, respectively, of our net sales during the year ended December 31, 2009, 8.2% and 3.2%, respectively, of our net sales during the year ended December 31, 2010 and 1.3% and 11.1%, respectively, of our net sales during the year ended December 31, 2011. We expect that sales of solar wafers will continue to account for a significant portion of our net sales for the foreseeable future while sales of modules will become a significant component of our net sales as we gradually expand our module manufacturing sales. We also expect our solar farm projects and related EPC business to increase as a proportion of our net sales as we continue to develop our solar farm projects.

During the years ended December 31, 2009, 2010 and 2011, our net sales by product were as follows:

	Year Ended December 31,
	2009		2010		2011
Product	Net Sales	% of Total	Net Sales	% of Total	Net Sales	% of Total
	(In millions)		(In millions)		(In millions)
Wafers	$945.0	86.1%	$1,522.9	60.7%	$1,031.3	47.8%
Modules	58.9	5.4	634.4	25.3	720.9	33.4
Processing of PV products on behalf of others	80.6	7.3	204.9	8.2	27.6	1.3
Silicon and other materials	8.0	0.7	79.1	3.2	239.9	11.1
Others	5.5	0.5	68.0	2.6	138.1	6.4

Total net sales	$1,098.0	100.0%	$2,509.3	100.0%	$2,157.8	100.0%

Our net sales are affected by our unit sales volume, average selling prices and product mix. We currently make most of our sales to customers through non-exclusive, short-term purchase order arrangements. Increased sales on a long-term contract rather than spot market basis are likely to lead to a reduction in average selling prices. We have entered into long-term sales arrangements with some of our major customers, including Photovoltech, NEO, Moser Baer, Sumitomo, Mitsubishi and Solartech Energy. Pursuant to these arrangements we have committed to supply each of them with specific quantities of wafers over the next few years, with some subject to periodic negotiations on prices. For the years ended December 31, 2009, 2010 and 2011, our top five customers accounted for 45.5%, 30.6% and 20.3%, respectively, of our net sales, Gintech, Q-Cells and Hyundai contributing 12.5%, 10.7% and 7.5%, respectively, of our net sales for the year ended December 31, 2009, Q-Cells and MEMC contributing approximately 8.5% and 7.2%, respectively, of our net sales for the year ended December 31, 2010, and Jiangxi Risun and Gintech contributing approximately 5.5% and 4.5%, respectively, of our net sales for the year ended December 31, 2011.

We currently have four geographic markets where our customers are located:

•	Europe;

•	China;

•	Asia Pacific ex-China; and

•	North America.

During the years ended December 31, 2009, 2010 and 2011, our net sales generated from these geographic regions were as follows:

	Year Ended December 31,
	2009		2010		2011
Geographic Region	Net Sales	% of Total	Net Sales	% of Total	Net Sales	% of Total
	(In thousands)		(In thousands)		(In thousands)
Europe	$223,835	20.4%	$892,803	35.6%	$619,531	28.7%
China	274,019	25.0	858,988	34.2	833,387	38.6
Asia Pacific ex-China	552,610	50.3	566,172	22.6	571,325	26.5
North America	47,574	4.3	191,384	7.6	133,570	6.2

Net sales	$1,098,038	100.0%	$2,509,347	100.0%	$2,157,813	100.0%

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

•	materials for manufacturing wafers, including slurry, crucibles, sawing wires, packaging materials and other auxiliary materials;

•	materials for manufacturing cells and modules;

•	cells purchased from third parties;

•	materials for solar farm projects;

•	depreciation and amortization of property, plant, equipment and technical know-how;

•	factory overhead, including maintenance of production equipment and other support expenses associated with the manufacturing of our solar wafers, modules and ingots;

•	utilities, net of government subsidies;

•	direct labor, including salaries and benefits of personnel directly involved in manufacturing activities;

•	share-based compensation attributable to our manufacturing personnel;

•	provisions for inventory write-downs due to product defects or decline in market prices for our inventories;

•	provisions for losses on firm purchase commitments; and

•	warranty expenses related to our solar module business.

During the years ended December 31, 2009, 2010 and 2011, our cost of goods sold by product/service was as follows:

	Year Ended December 31,
	2009		2010		2011
Product	Cost of Goods Sold	% of Total	Cost of Goods Sold	% of Total	Cost of Goods Sold	% of Total
	(In millions)		(In millions)		(In millions)
Wafers	$1,089.7	89.9%	$1,118.6	57.3%	$983.2	44.8%
Modules	52.1	4.3	586.8	30.1	885.9	40.3
Processing of PV products on behalf of others	62.2	5.2	133.5	6.8	21.7	1.0
Silicon and other materials	3.5	0.3	59.0	3.0	209.2	9.5
Others	4.1	0.3	53.6	2.8	97.5	4.4

Total cost of goods sold	$1,211.6	100.0%	$1,951.5	100.0%	$2,197.5	100.0%

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

General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for our administrative and management personnel, consulting and professional service fees, insurance premiums, travel and related costs of our administrative and management personnel, and costs of maintaining our information technology systems. General and administrative expenses also include the share-based compensation attributable to our directors, administrative and management personnel and service providers and in 2009, 2010 and 2011, included provisions for doubtful recoveries of accounts receivable and prepayments to our suppliers. Our general and administrative expenses are expected to increase along with our wafer, module and cell production expansion and polysilicon production ramp-up as well as the continued upgrade of our information technology infrastructure.

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

Share-based Compensation Expenses

For the years ended December 31, 2009, 2010 and 2011, we recorded share-based compensation expenses of approximately $14,212,000, $11,044,000 and $9,927,000, respectively. We allocated these share-based compensation expenses for the years ended December 31, 2009, 2010 and 2011 as follows:

•	approximately $3,381,000 and $2,783,000 and $1,881,000, respectively, to our cost of goods sold;

•	approximately $32,000, $57,000 and $126,000, respectively, to our selling expenses;

•	approximately $10,478,000, $7,717,000 and $7,260,000, respectively, to our general and administrative expenses; and

•	approximately $321,000, $487,000 and $660,000, respectively, to our R&D expenses.

We made the above allocations on the basis of the job functions of grantees to whom we granted the stock options. As of December 31, 2009, 2010 and 2011, there was unrecognized compensation cost in the aggregate of $10.6 million, $37.8 million and $29.6 million, respectively, relating to non-vested stock options. We expect to recognize this stock option compensation cost over the remaining vesting period of the related options. We will incur additional share-based compensation expenses in 2012 and future periods due to amortization of the unrecognized cost as of December 31, 2011 as well as any additional stock option grants after December 31, 2011.

Other Income and Expenses

Our other income and expenses consist mainly of interest income, interest expense, foreign currency exchange gain/(loss), change in fair value of prepaid forward contracts, equity in income of an associate and government subsidies.

Interest income or expense

Our interest income represents interests on our cash balances.

Our interest expense consists primarily of interest expenses with respect to our short-term and long-term borrowings from banks, and interest and amortization of issuance costs of our 2013 convertible notes, less interest expenses capitalized to the extent they relate to our capital expenditures. Our interest income and expense also include our gain or loss on interest rate swap contracts. We have not entered into any interest rate swap contract since the beginning of 2009.

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

Government subsidy to compensate our R&D expenses is recorded as a reduction of R&D expenses. Government subsidy to compensate our electricity costs or production costs is recorded as a reduction of cost of goods sold. Government subsidy not associated with expenses incurred or to be incurred is recognized as income. Subsidies for the acquisition of equipment are recorded as a liability until earned and then offset against the related capital assets. Subsidies for obtaining the rights to use land are recorded as a liability until earned and then amortized over the land use right periods as a reduction of the amortization charges of the related land use rights.

Taxation and Incentives

Under the current laws of the Cayman Islands, we are not subject to any income or capital gains tax. Additionally, dividend payments made by us are not subject to any withholding tax in the Cayman Islands.

Under the PRC tax laws and regulations effective prior to January 1, 2008, a company established in China was typically subject to a national enterprise income tax at the rate of 30% on its taxable income and a local enterprise income tax at the rate of 3% on its taxable income. The PRC government provided various incentives to foreign-invested enterprises to encourage foreign investments. Such incentives included reduced tax rates and other measures. Foreign-invested enterprises that were determined by PRC tax authorities to be manufacturing enterprises with authorized terms of operation for more than ten years were eligible for:

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

In December 2009, Jiangxi LDK Solar was recognized by the PRC government as an HNTE under the EIT Law and is entitled to the preferential enterprise income tax rate at 15% from 2009 to 2011. As a result, Jiangxi LDK Solar will be subject to income tax at 15% for 2011. Subject to renewal, the HNTE status of Jiangxi LDK Solar will enable it to enjoy the preferencencial income tax rate of 15% from 2012 to 2014. Based on our self-assessment result, we believe that Jiangxi LDK Solar meets all the criteria for the renewal of its HNTE status. In September 2011, Jiangxi LDK Silicon was recognized by the PRC government as an HNTE and is entitled to the preferential income tax rate of 15% from 2011 to 2013. Based on our prevailing business plan, our management expects Jiangxi LDK Silicon will continue to meet all the critieria for HNTE qualification upon renewal of such status which will enable it to enjoy the preferential income tax rate of 15% from 2014 to 2016.

Under the PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, the total income tax rate applicable to Jiangxi LDK Polysilicon in 2007 was 33%. Effective from January 1, 2008, Jiangxi LDK Polysilicon and our other PRC subsidiaries are subject to the unified income tax rate of 25% pursuant to the EIT Law.

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

Impairment of long-lived assets

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable, such as change of business plan, obsolescence, and continuous loss suffered. We assess recoverability of assets by comparing the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. In determining estimates of future cash flows, we have to exercise significant judgment in terms of projection of future cash flows and assumptions including average selling prices, shipments and gross profit margin. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds its fair value. We estimate the fair value of an asset based on the best information available, including prices for similar assets and, in the absence of observable market prices, the result of using a present value technique to estimate the fair value of the asset. We recognized an impairment loss of $2.0 million for the year ended December 31, 2009.

Realization of inventory

Our inventories are stated at the lower of cost or market. Market value does not exceed the net realizable value of the inventory, which is the estimated selling price of our inventory in the ordinary course of business, less reasonably predicable costs of completion and disposal. We routinely evaluate the net realizable value of our inventories in light of market conditions and recognize inventory write-downs when considered necessary. The evaluation takes into consideration a number of factors including historical and forecasted consumption of our raw materials, our sales contracts for finished goods on hand, marketability of our inventories, anticipated change in market selling price, risk of obsolescence of our inventories due to change in technology or change in physical properties over time and other factors. Also, the price of polysilicon materials is subject to fluctuation based on global supply and demand, which may have an impact on our ability to recover our inventories costs. Furthermore, when our finished goods products contain defects, either caused by our production or delivery process, as confirmed by our quality control department, our management will decide whether to sell the products at a discounted price or recycle the wafers back to our furnaces as raw materials, the decision of which will impact the amount of inventory write-down required. During the years ended December 31, 2009, 2010 and 2011, total inventory write-downs were $180.2 million, $6.1 million and $305.2 million, respectively. A majority of our total inventory write-down during 2009 and 2011 was to adjust the carrying value of certain inventories to estimated net realizable values to take into account the rapid market selling price decline for solar wafers. Such write-downs negatively impacted our gross profit and income from operations. No significant inventory write-down was made in 2010 with the stabilization of selling price for solar wafers. There have been no significant recoveries in inventories beyond amounts that were previously written down.

Firm purchase commitments

Until the third quarter of 2008, an industry-wide shortage of high purity polysilicon coupled with a growing demand for PV modules caused the increases of polysilicon prices. In order to ensure the adequate supply of polysilicon, we entered into several fixed price supply contracts under which the polysilicon feedstock would be supplied to us from 2009 to 2016. However, since 2009, the polysilicon price has decreased significantly as a result of increased polysilicon manufacturing capacity and the pressure from the decreasing average selling price of PV products. As a result, we recognized provisions for loss or firm purchase commitments of $1.1 million, nil and $27.6 million under these fixed price polysilicon contracts for the year ended December 31, 2009, 2010 and 2011, respectively. The provision was determined by applying the lower of cost or market, a methodology similar to that used with respect to inventory. Given the uncertainty of future polysilicon prices, this loss may or may not be recovered and further losses on the outstanding purchase commitments may be recorded in future periods.

Provision for doubtful recoveries on prepayment to suppliers

We make short-term and long-term prepayments to our raw materials suppliers from time to time in order to secure stable supply of polysilicon feedstock. Consistent with industry practices, we make such prepayments without any collateral. We continuously make assessments on the creditworthiness of these suppliers, primarily based on their historical track records to honor their contractual commitments to us. If there is any indication that the creditworthiness of a supplier is deteriorating, as evidenced by the supplier’s failure to deliver to us the ordered polysilicon feedstock and repay our advances in accordance with the terms of our contract, we will assess and determine the amount of provision for doubtful recoveries required on the prepayments we made with reference to any available internal and external information in respect of financial condition of that supplier. Based on such assessment, we made provision for doubtful recoveries totaling $17.9 million during the year ended December 31, 2009, $4.7 million during the year ended December 31, 2010 and $70.5 million during the year ended December 31, 2011 against the prepayments we made to certain suppliers.

Share-based compensation

We adopted our 2006 stock incentive plan on July 31, 2006 and have outstanding options granted to certain of our officers, directors and employees and certain service providers to purchase an aggregate of 10,348,468 shares as of the date of this annual report. For a description of our stock options granted, including the exercise prices and vesting periods, see “Item 6. Directors, Senior Management and Employees — E. Share Ownership — 2006 Stock Incentive Plan” in this annual report. We recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. A fair value-based method is used for measuring the compensation expense related to share-based compensation. Our stock option compensation charges may change based on changes in our actual forfeitures. We record compensation expense for the fair value of the options at the grant date. We then amortize share-based compensation expenses over the vesting periods of the related options. The fair value of the shares underlying the options we have granted subsequent to our IPO has been based on the closing price of our ADSs listed on the New York Stock Exchange for the trading day prior to the respective grant dates.

Recently Issued Accounting Standards

In December 2011, the FASB issued ASU No. 2011-11, Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities. ASU 2011-11 requires an entity to disclose information about offsetting and related arrangements to enable users of financial statements to understand the effect of those arrangements on its financial position, and to allow investors to better compare financial statements prepared under U.S. GAAP with financial statements prepared under International Financial Reporting Standards, or IFRS. The new standards are effective for annual periods beginning January 1, 2013, and interim periods within those annual periods. Retrospective application is required. We will implement the provisions of ASU 2011-11 for reporting periods starting January 1, 2013 and do not expect the adoption of ASU 2011-11 will result in any material impact on our consolidated financial statements.

In June 2011, the FASB issued ASU 2011-05, Comprehensive Income (Topic 220): Presentation of Comprehensive Income. Under ASU 2011-05, an entity will have the option to present the components of net income and comprehensive income in either one or two consecutive financial statements. ASU 2011-05 eliminates the option in U.S. GAAP to present other comprehensive income in the statement of changes in equity. An entity should apply ASU 2011-05 retrospectively. Early adoption is permitted. In December 2011, the FASB decided to defer the effective date of those changes in ASU 2011-05 that relate only to the presentation of reclassification adjustments in the statement of income by issuing ASU 2011-12, Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update 2011-05. We plan to implement the provisions of ASU 2011-05 by presenting a single statement of other comprehensive income following the statement of income in 2012. In May 2011, the FASB issued ASU 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The new standards do not extend the use of fair value but, rather, provide guidance about how fair value should be applied where it already is required or permitted under IFRS or U.S. GAAP. For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS. We expect that the adoption of ASU 2011-04 in 2012 will not have a material impact on our consolidated financial statements.

Segments Operations

For the years ended December 31, 2009 and 2010, we operated in a single business segment that was the design, development and manufacture of PV products. In June 2011, we sold a minority stake in our upstream polysilicon business. Since then, we have two reportable operating segments:

•	Polysilicon segment, which involves the production and sales of polysilicon; and

•

Other PV products segment, which involves the manufacture and sales of monocrystalline and multicrystalline solar wafers and PV modules and processing services, manufacture and sales of PV cells and the development of power plant projects.

The two segments are evaluated regularly by our chief executive officer to decide how to allocate resources and to assess performance. We do no allocate operating expenses by segment. See “— Results of Operations” for a discussion of period-to-period comparison among the segments.

Results of Operations

We were incorporated in the Cayman Islands and all of our principal operating subsidiaries were incorporated and operate their businesses in China.

Year ended December 31, 2011 compared with year ended December 31, 2010

	Year Ended December 31,
	2010		2011
	(In thousands)	(% of Net Sales)	(In thousands)	(% of Net Sales)
Net sales:
Wafers	$1,522,925	60.7%	$1,031,259	47.8%
Modules	634,387	25.3	720,863	33.4
Processing of PV products on behalf of others	204,915	8.2	27,589	1.3
Silicon and other materials	79,089	3.2	239,897	11.1
Others	68,031	2.6	138,205	6.4

Total net sales	2,509,347	100	2,157,813	100.0
Cost of goods sold:
Wafers	(1,118,605)	(44.6)	(983,163)	(45.6)
Modules	(586,755)	(23.4)	(885,884)	(41.1)
Processing of PV products on behalf of others	(133,513)	(5.3)	(21,654)	(1.0)
Silicon and other materials	(59,028)	(2.4)	(209,159)	(9.7)
Others	(53,611)	(2.1)	(97,614)	(4.4)

Total costs of goods sold	(1,951,512)	(77.8)	(2,197,474)	(101.8)

Gross profit (loss)	557,835	22.2	(39,661)	(1.8)
Selling expenses	(21,734)	(0.9)	(43,192)	(2.0)
General and administrative expenses	(90,380)	(3.6)	(330,883)	(15.3)
Research and development expenses	(10,804)	(0.4)	(46,510)	(2.2)
Impairment loss for property, plant and equipment	—	—	—	—

Total operating expenses	(122,918)	(4.9)	(420,585)	(19.5)

Income (loss) from operations	434,917	17.3	(460,246)	(21.3)
Other income (expenses):
Interest income	4,632	0.2	7,365	0.3
Interest expense and amortization of debt issuance costs and debt discount	(95,012)	(3.8)	(189,938)	(8.8)
Foreign currency exchange gain (loss), net	8,327	0.3	(2,040)	(0.1)
Government subsidy	5,625	0.2	33,698	1.6
Equity in income (loss) for associates and a jointly-controlled entity	3,570	0.1	(787)	(0.0)
Others, net	618	0.1	7,135	0.3

Earnings (loss) before income taxes	362,677	14.4	(604,813)	(28.0)
Income tax expense	(66,210)	(2.6)	(4,141)	(0.2)

Net income (loss)	296,467	11.8	(608,954)	(28.2)
Earnings attributable to non-controlling interests	(5,670)	(0.2)	(393)	(0.0)
Earnings attributable to redeemable non-controlling interests	—	—	(11,522)	(0.6)

Net income (loss) attributable to our shareholders	290,797	11.6	(620,869)	(28.8)
Accretion to redemption value of redeemable non-controlling interests	—	—	(34,590)	(1.6)

Net income (loss) available to our shareholders	$290,797	11.6%	$(655,459)	(30.4)%

Net sales. For the year ended December 31, 2011, our net sales were $2,157.8 million, representing a decrease of $351.5 million as compared to our net sales of $2,509.3 million for the year ended December 31, 2010. This decrease was due primarily to a $491.7 million decrease in our wafer sales, a $177.3 million decrease in our processing of PV products for our customers, partially offset by a $86.5 million increase in our module sales and a $231.0 million increase in our sales of silicon and other materials. Wafer sales continued to constitute the largest component of our net sales, 60.7% for the year ended December 31, 2010 and 47.8% for the year ended December 31, 2011.

The decrease in our wafer sales was mainly attributable to a decrease in our shipments to 1,540.7 MW for the year ended December 31, 2011 as compared to 1,717.6 MW for the year ended December 31, 2010 and a decrease in the average selling price of our wafers decreased from $0.89 per watt during the year ended December 31, 2010 to $0.67 per watt during the year ended December 31, 2011. The increase in our module sales was mainly attributable to an increase in our shipments to 551.0 MW for the year ended December 31, 2011 as compared to 346.1 MW for the year ended December 31, 2010, which was partially offset by the decrease in the average selling price of our modules from $1.81 per watt during the year ended December 31, 2010 to $1.31 per watt during the year ended December 31, 2011. The decrease in processing of PV products for our customers was mainly attributable to a significant decrease in our shipments to 66.1MW for the year ended December 31, 2011 as compared to 427.3 MW for the year ended December 31, 2010 as demand from these customers dropped significantly during the year. The increase in our sales of silicon and other materials was mainly attributable to an increase in our polysilicon shipments to 2,563 MT for the year ended December 31, 2011 as compared to 1,326 MT for the year ended December 31, 2010 since our second 5,000 MT train commenced production in August 2010.

Net sales were $145.6 million for our polysilicon segment and $2,012.2 million for our other PV products segment for the year ended December 31, 2011, compared to $83.5 million for our polysilicon segment and $2,425.9 million for our other PV products segment for the year ended December 31, 2010. The above net sales have excluded our inter-segment sales between the polysilicon segment and other PV products segment. The increase in net sales for our polysilicon segment was mainly attributable to the increase in our polysilicon shipments after the commencement of our second 5,000 MT train in August 2010. The decrease in net sales for our other PV products segment was mainly attributable to the decrease in our wafer sales as a result of decrease in our wafer shipment and the corresponding average selling price, which was partially offset by the increase in our module shipment.

During the years ended December 31, 2010 and 2011, our net sales by product were as follows:

	Year Ended December 31,
	2010		2011
Product	Net Sales	% of Total	Net Sales	% of Total
	(In millions)		(In millions)
Wafers	$1,522.9	60.7%	$1,031.3	47.8%
Modules	634.4	25.3	720.9	33.4
Processing of PV products on behalf of others	204.9	8.2	27.6	1.3
Silicon and other materials	79.1	3.2	239.9	11.1
Others	68.0	2.6	138.1	6.4

Total net sales	$2,509.3	100.0%	$2,157.8	100.0%

During the years ended December 31, 2010 and 2011, our net sales breakdown by geographic region was as follows:

	Year Ended December 31,
	2010		2011
Geographic Region	Net Sales	% of Total	Net Sales	% of Total
	(In millions)		(In millions)
China	859.0	34.2	$833.4	38.6%
Europe	$892.8	35.6%	619.5	28.7
Asia Pacific ex-China	566.1	22.6	571.3	26.5
North America	191.4	7.6	133.6	6.2

Total net sales	$2,509.3	100.0%	$2,157.8	100.0%

We intend to periodically adjust our geographic market classifications on the basis of our sales as our management determines from time to time to be appropriate in reflecting our operations.

Cost of goods sold. For the year ended December 31, 2011, our cost of goods sold was $2,197.5 million, representing an increase of $246.0 million as compared to our cost of goods sold of $1,951.5 million for the year ended December 31, 2010. This was primarily due to the recognition of inventory write-down of $305.2 million and provision for loss on firm purchase commitment of $27.6 million during the year ended December 31, 2011. The average cost of polysilicon we consumed to manufacture wafers decreased to $48.1 per kilogram for the year ended December 31, 2011 as compared to $53.9 per kilogram for the year ended December 31, 2010, primarily as a result of reduction in cost of purchases. Our provisions for inventory write-downs for the year ended December 31, 2011 increased by $299.1 million to $305.2 million as compared to $6.1 million for the year ended December 31, 2010. We recorded inventory write-downs and provision for loss on firm purchase commitment during the year ended December 31, 2011 primarily due to the net realized value of our products falling below our cost of inventories as a result of the significant drop in the average selling price of our products.

During the years ended December 31, 2010 and 2011, our cost of goods sold by product/service was as follows:

	Year Ended December 31,
	2010		2011
Product	Cost of Goods Sold	% of Total	Cost of Goods Sold	% of Total
	(In millions)		(In millions)
Wafers	$1,118.6	57.3%	$983.2	44.7%
Modules	586.8	30.1	885.9	40.3
Processing of PV products on behalf of others	133.5	6.8	21.7	1.1
Silicon and other materials	59.0	3.0	209.1	9.5
Others	53.6	2.8	97.6	4.4

Total cost of goods sold	$1,951.5	100.0%	$2,197.5	100.0%

Gross profit (loss). For the year ended December 31, 2011, our gross loss was $39.7 million, compared to a gross profit of $557.8 million for the year ended December 31, 2010. Our gross loss margin was 1.8% for the year ended December 31, 2011, compared with a gross profit margin of 22.2% for the year ended December 31, 2010. This decrease in gross profit and gross margin was primarily due to the recognition of inventory write-down of $305.2 million and provision for firm purchase commitment of $27.6 million during the year ended December 31, 2011 and the significant drop in the average selling price of our products.

We recorded gross profit of $41.5 million for our polysilicon segment and gross loss of $2,239.0 million for our other PV products segment for the year ended December 31, 2011, compared to gross profit of $21.0 million for our polysilicon segment and $536.9 million for our other PV products segment for the year ended December 31, 2010. The above gross profit (loss) has excluded the profit (loss) resulting from our inter-segment sales between the polysilicon segment and other PV products segment. The increase in gross profit for our polysilicon segment was mainly attributable to the increase in shipments, partially offset by the decrease in average selling price of the polysilicon during the year. The decrease in gross profit in our PV products segment was mainly attributable to the decrease in average selling price for our PV products and the recognition of inventory write-down and provision for loss on firm purchase commitment during the year ended December 31, 2011.

Operating expenses. For the year ended December 31, 2011, our operating expenses were $420.6 million, representing an increase of $297.7 million, as compared to our operating expenses of $122.9 million for the year ended December 31, 2010. The increase was due primarily to an increase in our selling expenses, including additional marketing expenses and freight and custom fees, incurred as a result of the expansion of our operations in our module business, the promotion of our different products and overseas sales and an increase in our general and administrative expenses mainly as a result of provision for doubtful receivables and prepayments of $174.3 million. Compared to the year ended December 31, 2010, our general and administrative expenses for the year ended December 31, 2011 included higher legal and professional expenses relating to contract disputes with our customers and suppliers, higher bank, insurance charges, salary and welfare expenses as a result of expansion of our operations in our module business.

Interest income and expense. For the year ended December 31, 2011, our interest income was $7.4 million, an increase of $2.8 million, as compared to our interest income for the year ended December 31, 2010 of $4.6 million. This increase was due primarily to increase in interest rate. For the year ended December 31, 2011, our interest expense increased to $189.9 million, as compared to $95.0 million for the year ended December 31, 2010. This increase was due primarily to the increase in average interest rate from 5.032% in 2010 to 6.371% in 2011 and the increase in average loan balances from $1,724.9 million in 2010 to $2,514.3 million in 2011.

Foreign currency exchange gain (loss), net. For the year ended December 31, 2011, our foreign currency exchange loss, net, was $2.0 million, a decrease of $10.3 million, as compared to our foreign currency exchange gain, net, of $8.3 million for the year ended December 31, 2010. This decrease was due primarily to depreciation of the U.S dollar against Renminbi resulting in an exchange loss of $10.8 million related to our 2014 senior notes.

Government subsidy. For the year ended December 31, 2011, government subsidies we received and recognized as other income totaled $33.7 million, as compared to $5.6 million for the year ended December 31, 2010. All of these government subsidies related to the general incentives provided to us in connection with the development of our wafer, cell and module businesses. The increase in government subsidies was due primarily to the general incentives provided to us in connection with our newly setup cell business.

Equity in income (loss) from associates and a jointly controlled entity. For the year ended December 31, 2011, our equity in loss from associates and a jointly controlled entity totaled $0.8 million, as compared the income of $3.6 million for the year ended December 31, 2010, due primarily to the recognition of loss from a jointly controlled entity of $2.7 million during the year ended December 31, 2011.

Income tax expense. For the year ended December 31, 2011, our income tax expense totaled $4.1 million, as compared to our income tax expense of $66.2 million for the year ended December 31, 2010. This change was due primarily to our loss before income tax of $604.8 million during the year ended December 31, 2011, as compared to our earnings before income tax of $362.7 million that we recorded for the year ended December 31, 2010. Jiangxi LDK Solar, one of our principal operating subsidiaries, is entitled to a preferential income tax rate of 12.5% for the year ended December 31, 2010 as a result of a reduced unified enterprise income tax. Jiangxi LDK Solar is entitled to a preferential income tax rate of 15% subject to HNTE for the year ended December 31, 2011. Our effective income tax rate was 18.3% and a negative 0.7% for each of the years ended December 31, 2010 and 2011, respectively. Our effective income tax rate for the year ended December 31, 2011 was lower than the 12.5% applicable to Jiangxi LDK Solar, the subsidiary engaged in wafer production and sales, due primarily to a recognition of $174.3 million valuation allowance on deferred income tax assets as our management determined that not all of the deferred income tax assets could be realized, partially offset by the $44.3 million reversal of tax effect of loss on transfer of equity interests within our group that was eliminated on consolidation. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Business Operations in China — Expiration of, or changes to, current PRC tax incentives that our business enjoys could have a material adverse effect on our results of operations.”

Net income (loss). For the year ended December 31, 2011, our net loss after taxes before non-controlling interests was $609.0 million, as compared to a net income of $296.5 million for the year ended December 31, 2010. This decrease was due primarily to decrease in gross profit as a result of significant declines in the price and the recognition of inventory write-down and provision for firm purchase commitments, recognition of provision for double receivables and prepayments and valuation allowance on deferred income tax assets.

Earnings attributable to non-controlling interests and redeemable non-controlling interests. For the year ended December 31, 2011, we had earnings attributable to non-controlling interests of $0.4 million and attributable to redeemable non-controlling interests of $11.5 million, respectively, as compared to earnings of $5.7 million for the year ended December 31, 2010. This change was due primarily to earnings attributable to our majority-owned subsidiaries in Europe and the United States.

Accretion to redemption value of redeemable non-controlling interests. On December 30, 2010, LDK Silicon, one of our wholly-owned subsidiaries which indirectly holds all of our polysilicon businesses operated by Jiangxi LDK Silicon and Jiangxi LDK Polysilicon in China, entered into a subscription investment agreement with China Development Bank Capital Corporation Ltd., two investment funds affiliated with China Construction Bank Corporation Ltd. and an investment fund affiliated with another major PRC bank to allot and issue 240,000,000 series A redeemable convertible preferred shares for an aggregate issuance price of $240 million. The transaction was consummated with the preferred shares allotted and issued on June 3, 2011. The preferred shares on an as-if-converted basis represented approximately 18.46% of the aggregate issued and outstanding share capital of LDK SCT on the closing date, with us holding the remaining 81.54%. For the year ended December 31, 2011, accretion to redemption value of redeemable non-controlling interests was $34.6 million.

Net income (loss) available to our shareholders. For the year ended December 31, 2011, net loss available to our ordinary shareholders was $655.5 million, as compared to a net income of $290.8 million available to our ordinary shareholders for the year ended December 31, 2010.

Year ended December 31, 2010 compared with year ended December 31, 2009

	Year Ended December 31,
	2009		2010
	(In thousands)	(% of Net Sales)	(In thousands)	(% of Net Sales)
Net sales:
Wafers	$945,009	86.1%	$1,522,925	60.7%
Modules	58,957	5.4	634,387	25.3
Processing of PV products on behalf of others	80,557	7.3	204,915	8.2
Silicon and other materials	8,007	0.7	79,089	3.2
Others	5,508	0.5	68,031	2.6

Total net sales	1,098,038	100	2,509,347	100
Cost of goods sold:
Wafers	(1,089,660)	(99.2)	(1,118,605)	(44.6)
Modules	(52,154)	(4.7)	(586,755)	(23.4)
Processing of PV products on behalf of others	(62,244)	(5.7)	(133,513)	(5.3)
Silicon and other materials	(3,459)	(0.3)	(59,028)	(2.4)
Others	(4,104)	(0.4)	(53,611)	(2.1)

Total costs of goods sold	(1,211,621)	(110.3)	(1,951,512)	(77.8)

Gross (loss) profit	(113,583)	(10.3)	557,835	22.2
Selling expenses	(4,738)	(0.4)	(21,734)	(0.9)
General and administrative expenses	(91,513)	(8.3)	(90,380)	(3.6)
Research and development expenses	(8,299)	(0.8)	(10,804)	(0.4)
Legal settlements, net of insurance recoveries	(10,000)	(0.9)	—	—
Impairment loss for property, plant and equipment	(1,999)	(0.2)	—	—

Total operating expenses	(116,549)	(10.6)	(122,918)	(4.9)

(Loss) income from operations	(230,132)	(20.9)	434,917	17.3
Other income (expenses):
Interest income	2,408	0.2	4,632	0.2
Interest expense and amortization of existing convertible senior notes issuance costs and debt discount	(50,068)	(4.6)	(95,012)	(3.8)
Foreign currency exchange (loss) gain, net	(613)	(0.1)	8,327	0.3
Government subsidy	26,927	2.5	5,625	0.2
Equity in (loss) income for an associate and a jointly-controlled entity	(3,343)	(0.3)	3,570	0.1
Others, net	(87)	—	618	0.1

(Loss) earnings before income taxes	(254,908)	(23.2)	362,677	14.4
Income tax benefit (expense)	20,912	1.9	(66,210)	(2.6)

Net (loss) income	(233,996)	(21.3)	296,467	11.8
Loss (earnings) attributable to non-controlling interests	(229)	—	(5,670)	(0.2)

Net (loss) income available to our shareholders	$(234,225)	(21.3)%	$290,797	11.6%

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

During the years ended December 31, 2009 and 2010, our cost of goods sold by product/service was as follows:

	Year Ended December 31,
	2009		2010
Product	Cost of Goods Sold	% of Total	Cost of Goods Sold	% of Total
	(In millions)		(In millions)
Wafers (1)	$1,089.7	89.9%	$1,118.6	57.3%
Modules	52.1	4.3	586.8	30.1
Processing of PV products on behalf of others	62.2	5.2	133.5	6.8
Silicon and other materials	3.5	0.3	59.0	3.0
Others	4.1	0.3	53.6	2.8

Total cost of goods sold	$1,211.6	100.0%	$1,951.5	100.0%

(1)	Includes substantially all of the provision for inventory write-downs in 2009 and 2010.

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

Income tax benefit (expense). For the year ended December 31, 2010, our income tax expense totaled $66.2 million, as compared to our income tax benefit of $20.9 million for the year ended December 31, 2009. This change was due primarily to our earnings before income tax of $362.7 million during the year ended December 31, 2010, as compared to our loss before income tax of $254.9 million that we recorded for the year ended December 31, 2009. Jiangxi LDK Solar, one of our principal operating subsidiaries, is entitled to a preferential income tax rate of 12.5% for the three years beginning from January 1, 2008. Our effective income tax rate was 8.2% and 18.3% for each of the years ended December 31, 2009 and 2010, respectively. Our effective income tax benefit rate for the year ended December 31, 2009 was lower than the 12.5% applicable to Jiangxi LDK Solar due primarily to our incurrence of a loss before taxation combined with our incurrence of certain non-tax deductible expenses, primarily including share-based compensation expenses as well as interest and amortization expenses related to our 2013 convertible notes. Our effective income tax rate for the year ended December 31, 2010 was higher than the 12.5% applicable to Jiangxi LDK Solar, the subsidiary engaged in wafer production and sales, due primarily to an increase in the portion of our income coming from our polysilicon and modules sales during the year ended December 31, 2010 as compared to the year ended December 31, 2009, as the subsidiaries engaged in polysilicon and module production and sales are subject to a tax rate of 25%. Our higher effective income tax rate for the year ended December 31, 2010 was also partially due to our incurrence of share-based compensation expenses and interest and amortization expenses relating to our 2013 convertible notes that were not deductible for tax purposes as well as the higher foreign income tax rates applicable to our subsidiaries operating in various foreign jurisdictions. Jiangxi LDK Solar’s preferential income tax rate will increase to 15% in 2011 and will expire at the end of that year. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Business Operations in China — Expiration of, or changes to, current PRC tax incentives that our business enjoys could have a material adverse effect on our results of operations.”

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

Net (loss) income available to our shareholders. For the year ended December 31, 2010, net income available to our ordinary shareholders was $290.8 million, as compared to a net loss of $234.2 million available to our ordinary shareholders for the year ended December 31, 2009.

B.	LIQUIDITY AND CAPITAL RESOURCES

Solar wafer manufacturing and polysilicon production require intensive capital investment, and we have financed our operations and capital expenditures substantially through cash flow from financing activities, including the proceeds of our IPO, our 2013 convertible notes offering in April 2008, follow-on equity offerings in September 2008, December 2009 and February 2011, 2014 senior notes offerings in February and April 2011 and short-term bank borrowings, as well as advance payments from customers.

The following table sets forth a summary of our net cash flows for the periods indicated:

	Year Ended December 31,
	2009	2010	2011
	(In thousands)
Net cash provided by (used in) operating activities	$18,614	$559,993	$(286,968)
Net cash used in investing activities	(797,315)	(929,118)	(816,044)
Net cash provided by financing activities	907,315	180,388	1,138,499
Effect of foreign currency exchange rate changes on cash and cash equivalents	624	6,103	6,458
Net increase (decrease) in cash and cash equivalents	129,238	(182,634)	41,945
Cash and cash equivalents at the beginning of year	255,523	384,761	202,127
Cash and cash equivalents at the end of year	$384,761	$202,127	$244,072

Operating activities

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

During the year ended December 31, 2011, our net cash provided by operating activities decreased from $560.0 million to a net cash used in operating activities of $287.0 million primarily due to a decline in cash inflow generated from cash collected from customers, which amounted to $1.9 billion during the year ended December 31, 2011 as compared to $2.4 billion for the year ended December 31, 2010, and a $443.6 million increase in inventories as a result of volatile solar market during the second half of 2011. The decrease in cash inflow from cash collected from customers mainly resulted from a decline in the average selling price of our products and prolonged credit periods given to our customers.

Investing activities

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

During the year ended December 31, 2011, our net cash used in investing activities amounted to $816.0 million due primarily to our investments in additional property, plant and equipment of $982.4 million and our purchase of additional land use rights at our Xinyu Hi-Tech Industrial Park site, Suzhou and Hefei for $90.4 million. During the year ended December 31, 2011, we pledged bank deposits of $41.7 million as security for the issuance of letters of credit in connection with our purchases of property, plant and equipment, and $236.6 million of pledged bank deposits related to the purchase of property, plant and equipment were released.

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

During the year ended December 31, 2011, our net cash provided by financing activities amounted to $1,138.5 million due primarily to the $729.4 million net increase in our borrowings during the period, the issuance of ordinary shares of $193.1 million, the issuance of preferred shares by our subsidiary of $240.0 million, the issuance of 2014 senior notes of $258.7 million and the issuance of short-term and long-term PRC notes of $142.8 million, which was partly offset by the payment of $364.8 million related to our 2013 convertible notes redemption. Our aggregate new loans and borrowings during the year ended December 31, 2011 amounted to $3,650.8 million. We repaid an aggregate principal amount of $2,921.4 million of our loans and borrowings during the year. We pledged additional bank deposits of $56.2 million for our bank borrowings, $52.9 million of which was used as security for certain of our offshore loans as of December 31, 2011.

The aggregate principal amount of our short-term bank borrowings and current portion of long-term borrowings outstanding as of December 31, 2009, 2010 and 2011 was $980.4 million, $1,501.6 million and $2,032.0 million, respectively. The short-term bank borrowings outstanding as of December 31, 2011 had maturity terms ranging from one month to 12 months and interest rates ranging from 3.081% to 10.500% and a weighted average interest rate of 6.236%. These loans were obtained from various financial institutions. The proceeds from these short-term bank borrowings were for working capital purposes.

As of December 31, 2011, we had total long-term borrowings, excluding current portion, of approximately $890.4 million. As of that date, the interest rates of our long-term borrowings ranged from 3.51% to 9.25%.

Working Capital Deficit

As of December 31, 2011, we had a working capital deficit (total consolidated current liabilities exceeding total consolidated current assets) of $2,099.4 million. As of the same date, we had cash and cash equivalents of $244.1 million, most of which were held by our subsidiaries in China with approximately 89.2% of our short term bank borrowings, current installments of our long-term debt and short-term PRC notes totaling $1,869.6 million residing with these subsidiaries. Taking into account of our unaudited financial results for the fourth quarter of 2011, our “Consolidated Fixed Charge Coverage Ratio,” as defined in the indenture governing our 2014 senior notes, has been negatively impacted as a result of a significant reduction of the aggregate amount of our “Consolidated EBITDA,” as defined in the indenture governing our 2014 senior notes, for the four most recent full fiscal quarters, while our “Consolidated Fixed Charges,” as defined in the indenture governing our senior notes, for such four-quarter period, have increased. As a result, we will not be able to incur any additional indebtedness until our “Consolidated Fixed Charge Coverage Ratio” significantly improves on the basis of our four most recent full fiscal quarters unless such indebtedness falls into one of the permitted exceptions or exemptions, such as re-financing existing indebtedness. These factors raise substantial doubt as to our ability to continue as a going concern. However, management believes it has developed a liquidity plan, as summarized below, that, if executed successfully, will provide sufficient liquidity to meet our obligations as they become due for a reasonable period of time.

•	Delaying in capital expenditure and improvement in working capital management

We have been negotiating with a number of vendors, including suppliers of equipment and construction materials, for them to provide us with lower prices or more favorable payment terms in order to achieve cost savings. We have decided to postpone a substantial portion of our planned capital expenditures for the next 12 months. In addition, we have implemented measures to more closely monitor our inventory levels and our collection of receivable balances with an aim to improving liquidity.

•	Bank Financing

To improve liquidity, we have successfully negotiated with some of our banks and will continue to negotiate with other banks to obtain revolving bank facilities to ensure our bank borrowings can be renewed on an on-going basis. From January 1 to April 30, 2012, we have obtained additional secured and unsecured short-term bank borrowings in the aggregate principal amount of $924.3 million with interest rates ranging from 2.484% to 9.500% and secured and unsecured long-term bank borrowings in the aggregate principal amount of $45.3 million with interest rates ranging from 5.900% to 7.050% (subject to repricing). We have also repaid short-term borrowings and current installments of long-term borrowings in the aggregate principal amount of $937.0 million during this period. We believe that we will be able to obtain additional facilities from the banks so that, together with our existing bank revolving facilities, we will be able to re-finance any bank loans due for repayment within the next 12 months to the extent necessary.

•	Refund of prepaid land use rights and disposal of properties

In view of our postponement in expansion, we have signed letters of intent with local governmental authorities for the return of our prepayments for land use rights. In addition, we have entered into several letters of intent to sell some of our real properties, mainly staff quarters and the corresponding land use rights, to local governmental authorities.

•	Additional equity offers

We intend to raise funds through equity offerings, including private placements and at-the-market offerings, when market conditions permit and such issuances are in the overall interests of our business.

For more information regarding our liquidity plan, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” and “Note (1) — Basis of Presentation” of our consolidated financial statements beginning on page F-1.

We believe that the measures as described in the above liquidity plan will be adequate to satisfy our liquidity requirements for the next 12 months. Our board of directors has also instructed and authorized our management to establish an ad hoc committee to be headed by Mr. Peng, our CEO, to monitor the progress of our implementation of the liquidity plan and to report to our board on a fortnightly basis. There is no assurance, however, we will be able to successfully implement the liquidity plan. If we fail to successfully execute this plan, we may not be able to continue as a going concern. Our consolidated financial statements do not reflect any adjustments relating to recoverability and classification of recorded assets or the amounts and classification of liabilities or any other adjustments that might be necessary should we be unable to continue as a going concern. Significant difficulties in our operations or a deterioration of our financial condition could also result in the exercise of broadly drafted provisions in some of our loan agreements that give our lenders the right to accelerate the payment of the loans under such circumstances. Such acceleration could potentially trigger cross-default provisions in other financing agreements, including the indentures relating to our 2013 convertible notes and our 2014 senior notes, if we are unable to repay these loans upon acceleration. The occurrence of any of the foregoing events would materially and adversely affect our financial condition, results of operations and business prospects. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company and Our Industry — We have substantial existing indebtedness, in particular short-term indebtedness, and we may incur substantial additional indebtedness in the future, which could adversely affect our financial condition and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations and we may not be able to refinance our current borrowings on terms that are acceptable to us, or at all” for additional information on our existing indebtedness and restrictions on our ability to incur additional indebtedness in the future and “— We are operating with a significant working capital deficit; if we do not successfully execute our liquidity plan, we face the risk of not being able to continue as a going concern” for a more detailed discussion of risks relating to our working capital deficit and our liquidity plan.

Capital Expenditures

To implement our vertical integration strategy, we invested $861.2 million and $877.9 million in capital expenditures during the years ended December 31, 2010 and 2011, respectively, primarily to build and expand our wafer and ingot processing plant, purchase production equipment and construct our polysilicon production plant.

We estimate that we will have capital expenditures of approximately $150 million to $250 million in 2012 primarily in connection with the continued development and ramp-up of our two polysilicon production plants and the equipment improvement of our wafer, cell and module production facilities. As part of our development strategy, we may also incur additional capital expenditures to fund the design and development of solar farm projects as suitable opportunities arise.

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

Prepayments to Suppliers

In order to secure a stable supply of raw materials for our polysilicon, wafer and module businesses, we make prepayments to certain suppliers based on written purchase orders detailing product, quantity and price. Our prepayments to suppliers are recorded either as prepayments to suppliers, if they are expected to be utilized within 12 months as of each balance sheet date, or as prepayments to suppliers to be utilized beyond one year, if they are expected to be utilized after 12 months. As of December 31, 2010 and 2011, we had prepayments to suppliers of $112.4 million and $28.2 million, respectively, and prepayments to suppliers to be utilized beyond one year of $14.3 million and $11.2 million, respectively. Prepayments to suppliers are reclassified to inventories when we apply the prepayments to related purchases of raw materials for our businesses, and these reclassifications are not reflected in our consolidated cash flows from operations.

We make prepayments without receiving any collateral, and, as a result, we are subject to counterparty risks. Any claims we make for these prepayments would rank as unsecured claims, exposing us to the credit risks of these suppliers in the event of their insolvency or bankruptcy. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company and Our Industry — We have entered into long-term sales contracts with some of our customers that may be renegotiated at terms less favorable to us, and result in the return of prepayments we have received, or which our customers may breach or otherwise fail to perform; any such changes, refunds or breaches may materially and adversely affect our operations and may result in costly and time-consuming litigation or other proceedings” for a discussion on risks relating to our prepayment obligations to our suppliers.

Advance Payments from Customers

As of December 31, 2011, advance payments from our customers amounted to $332.2 million, a decrease of $12.6 million as compared to $344.8 million received as of December 31, 2010. These prepayments represent prepayments made to us by our customers under supply agreements, primarily for wafers and polysilicon products.

Restricted Net Assets

Our principal operating subsidiaries, Jiangxi LDK Solar, Jiangxi LDK Silicon, Jiangxi LDK Polysilicon and other PRC operating subsidiaries are required under PRC laws and regulations to make appropriations from their net income as determined under PRC accounting standards and regulations to non-distributable reserves, which include a statutory general reserve, an employee welfare and bonus fund and an enterprise development fund. The statutory general reserve for Jiangxi LDK Solar is required to be made at not less than 10% of its profit after tax as determined under PRC accounting standards and regulations. The employee welfare and bonus fund and enterprise development fund are determined by the board of directors of each subsidiary at its discretion. The statutory general reserve is used to offset future extraordinary losses. Jiangxi LDK Solar, Jiangxi LDK Silicon, Jiangxi LDK Polysilicon and other PRC operating subsidiaries may, upon a resolution of their respective boards of directors, convert the statutory general reserve into capital. The employee welfare and bonus fund is used for the collective welfare of their respective employees. The enterprise development fund is used for the purpose of future expansion and development of the relevant enterprise. These reserves represent appropriations of the retained earnings determined under the PRC law. In addition to the statutory general reserve, Jiangxi LDK Solar, Jiangxi LDK Silicon, Jiangxi LDK Polysilicon and other PRC operating subsidiaries are required to obtain approval from the local government authorities prior to distributing any of their registered share capital. Accordingly, both the appropriations to the statutory general reserve and the registered capital of Jiangxi LDK Solar, Jiangxi LDK Silicon, Jiangxi LDK Polysilicon and other PRC operating subsidiaries are considered as restricted net assets.

Other Recent Developments

Since the year-end of 2011, there have been recent developments as follows:

Our Investment in Sunways

Pursuant to the investment agreement dated December 31, 2011, through our wholly owned subsidiary, LDK Solar Germany Holding GmbH, we acquired approximately 71% of the equity interest in Sunways, a German stock corporation with its shares listed on the Frankfurt Stock Exchange, through capital increases by Sunways against our cash contribution and contributions in kind followed by a public tender offer consummated in April 2012. As a part of the arrangements under the investment agreement, Sunways and we have terminated the formerly existing long-term contract for the supply of wafers by us to Sunways.

Rmb 3,000,000,000 Notes

Subsequent to the offering by Jiangxi LDK Solar in December 2011 of the aggregate principal amount of Rmb 500,000,000 (approximately $78,800,000) of 6.8% notes due 2014, which is the first tranche of our offering plan approved by the relevant PRC governmental authorities of notes in an aggregate principle amount of Rmb 3,000,000,000, or the PRC notes, to institutional investors in China, Jiangxi LDK Solar is planning to issue the second, third and fourth tranches, consisting of an aggregate principal amount of Rmb 500,000,000, Rmb 1,000,000,000 and Rmb 1,000,000,000, respectively, in the second half of 2012 if the market situation allows. Each tranche will be priced in line with the then prevailing market conditions. We have used the net proceeds of the first tranch, and intend to use the net proceeds of the second, third and fourth tranches, to replace our short-term debts.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and Development

We have a dedicated R&D team at our manufacturing facilities in Xinyu Hi-Tech Industrial Park. Its primary objectives are to enhance our product quality and to achieve a more efficient production process by improving yield and lowering production costs. Our current on-going initiatives include:

•	installation of hydrochlorination facilities to improve STC conversion and TCS production;

•	STC thermal converter improvements and optimization to enhance STC-TCS conversion;

•	fuel conversion from diesel to natural gas and high-pressure steam;

•	application of an advanced coating technology and certain process optimization to CVD reactors to reduce power consumption;

•	developing innovative recycling technologies for better utilization of scrap silicon materials from the semiconductor and PV industries;

•	developing a silicon recovery technology for the recovery of silicon dust from wafer processing;

•	developing a new silicon crystallization technology for higher quality wafers;

•	improving the crystallization and wafering processes and equipment to increase production output and reduce production costs;

•	developing wafering technologies for manufacturing thinner wafers with less kerf loss;

•	developing slurry recycling technologies to lower slurry cost;

•	developing new solar cell processes for the use of new silicon wafers;

•	developing new solar cell technologies for high efficiency solar cells, such as selective emitters;

•	exploring the use of new module materials to improve module conversion efficiency; and

•	new design for light modules with less use of materials.

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

As of the date of this annual report, we have 31 issued patents, 10 patent right grant notices that entitle us to receive issued patents upon satisfaction of certain registration procedures, and 138 patent applications pending globally, of which 130 were pending in China. These patent applications and granted patents relate to various technologies, including polysilicon production, silicon recycling, wafer production processes, solar cell structure, module design and production equipment. While we currently use some of these technologies in our operations, we expect some of these technologies that we have not yet implemented have significant potential future applications. We intend to continue to assess appropriate opportunities for patent protection of those aspects of our technology that we believe provide a significant competitive advantage to us. We have not taken any action outside China to protect our intellectual property. You should refer to potential claims relating to our trademark in “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company and Our Industry — We may be exposed to intellectual property infringement, misappropriation or other claims by third parties and an adverse determination could result in us paying significant damages.”

D.	TREND INFORMATION

PV is one of the proven and most rapidly growing renewable energy sources in the world. Energy from the sun is converted into electricity primarily through the PV effect and, to a lesser extent, through concentrated solar thermal technologies. Solarbuzz reports that the global PV market reached 18.2 GW in 2010, an increase from 1.8 GW in 2006, representing an annual compound growth rate, or CAGR, of 78.3%. At the end of 2011, cumulative global PV installations were 70.6 GW at the end of 2011, according to Solarbuzz.

Solar power systems use solar cells based on two main technologies: crystalline-silicon, or C-Si, and thin-film. According to Solarbuzz, C-Si based solar cells dominate the PV market, accounting for approximately 89.1% of the total solar cell production in 2011 due to their high energy conversion efficiency and reliability.

2011 saw aggressive capacity expansion throughout the manufacturing chain. According to Solarbuzz, the manufacturing capacity of polysilicon available to the PV industry reached a level equivalent to 41.0 GW crystalline silicon solar cells in 2011 from 25.3 GW in 2010, representing an annual growth rate of 762.1%. Wafering capacity grew by 57.3% to 47.5 GW, according to Solarbuzz. Cell and module capacity also grew by 64.8% and 50.8% to 43.5 GW and 45.1 GW, respectively, according to Solarbuzz. Thin-film PV cell manufacturing capacity increased 37.8% to 6.2 GW, according to Solarbuzz. The following diagram illustrates the forecast of the global PV demand from 2011 to 2016 under Solarbuzz’s production-led energy scenario.

Source: Marketbuzz 2012, Production-led Scenario, Annual World Photovoltaic Market Review

Solarbuzz has laid out three scenarios: balanced energy, green world and production-led scenarios. The balanced energy scenario assumes that the PV market’s growth is limited by restrictions on incentives and policies, and projects the global PV market to reach 31.5 GW in 2016, according to Solarbuzz. The green world energy scenario assumes a higher level of installation resulting from growth led by new and growing market incentive programs for grid-connected photovoltaics, and projects the global PV market to reach 54.3 GW in 2016, according to Solarbuzz. The production-led scenario assumes the most aggressive PV market growth led by pricing decline and strong growth in the U.S. market, and projects the global PV market to reach 89.9 GW in 2016, according to Solarbuzz. We believe that among the three scenarios, the production-led scenario provides the most convincing projection of market growth given the growth of the market size in 2011 and therefore we have presented the production-led scenario instead of the other two scenarios, although we cannot assure you that the production-led scenario, or any other scenario, will materialize.

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

Polysilicon

Polysilicon is the primary raw material for the PV and semiconductor industries. Historically, the semiconductor industry has been the dominant user of polysilicon. Due to the recent rapid growth of the PV industry, the polysilicon consumption by the PV industry has exceeded that by the semiconductor industry. As a result of this rapid expansion, sales to the PV industry are now the key factor affecting the price, profit and growth of the polysilicon market. According to Solarbuzz, the polysilicon production capacity is expected to reach 685kMT in 2015, representing a CAGR of 11.1% from 2012. The greater China area, which includes China and Taiwan, played an important role in polysilicon manufacturing and accounted for 39% of the production in 2011, according to Solarbuzz.

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

The expansion of manufacturing capacity for wafers depends on the secure supply of raw materials and key wafer manufacturing equipment, such as wire saws. Similar to the polysilicon industry, the production base for wafer has also shifted to China and Taiwan. In 2011, 73% of global wafer production capacity was located in China and Taiwan, according to Solarbuzz.

Solar Cell and Module Production

According to Solarbuzz, C-Si cell production grew at a CAGR of 72% from 2006 to 2010. Solarbuzz reported that the global center of cell production has shifted from Japan to China and Taiwan. Cell production in the PRC and Taiwan rose to 72.5% in 2011, ahead of both Europe and Japan, according to Solarbuzz. We believe the shift toward increasing manufacturing dominance by China and Taiwan is as evident for modules as it is for wafers and cells.

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

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual cash commitments as of December 31, 2011.

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In thousands)
Long-term debt obligations (including interest payments)	$1,391,590	$413,309	$978,281	$—	$—
Short-term debt obligations (including interest payments)	1,726,549	1,726,549	—	—	—
Capital (finance) lease obligations	115,209	47,903	54,818	12,488	—
Non-cancelable purchase obligations
— raw materials	43,168	9,594	19,188	14,386	—
— equipment	443,001	78,068	364,933	—	—
PRC notes (including interest payments)	163,843	73,697	90,146	—	—
2014 senior notes (including interest payments)	323,684	25,895	297,789	—	—
2013 convertible notes (including interest payments)	25,279	1,130	24,149	—	—

Total	$4,232,323	$2,376,145	$1,829,304	$26,874	$—

As of December 31, 2011, our long-term debt obligations and short-term debt obligations consisted of loans due to commercial banks and others aggregating $1,234.1 million and $1,688.4 million, respectively, and carried effective interest rates ranging from 3.510% to 9.250% and from 3.081% to 10.500%, respectively.

We have entered into substantial commitments for future purchases of raw materials and equipment, including polysilicon feedstock, wafer manufacturing equipment and polysilicon production equipment. These commitments for purchase of raw materials as of December 31, 2011 amounted to approximately $43.2 million in total, including approximately $9.6 million for 2012. Our actual purchases of polysilicon feedstock, wafer manufacturing equipment and polysilicon production equipment in the future may exceed these amounts.

The $443.0 million of non-cancelable purchase obligations relating to equipment in the above table included an aggregate amount of $154.6 million, $66.0 million and $38.0 million in purchase obligations to JYT Corporation for pullers, Applied Materials for wire saws and Tokyo Rope for wire saws, respectively, to be delivered in 2012 and 2013 and 2014.

G.	SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act apply to the forward-looking information provided by us under Item 5.E and F.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position
Xiaofeng Peng	37	Chairman and Chief Executive Officer
Xingxue Tong	49	Director, President and Chief Operating Officer
Liangbao Zhu	46	Director and Executive Vice President
Yonggang Shao	49	Director and Executive Vice President
Maurice Wai-fung Ngai	50	Independent Director
Bing Xiang	50	Independent Director
Junwu Liang	78	Independent Director
Jack Lai	58	Executive Vice President, Chief Financial Officer and Secretary
Yuepeng Wan	48	Senior Vice President, Chief Technology Officer
Rongqiang Cui	71	Consultant, Head of Shanghai Jiaotong University LDK Laboratory
Qiqiang Yao	41	Senior Vice President

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

Xingxue Tong is a director and the president and chief operating officer of our company. He joined our company in January 2007. Mr. Tong has approximately 11 years of experience in managing operations of companies in the solar industry. Prior to joining our company, Mr. Tong served as general manager for south-east

Asia business development with GT Solar since 2004. He was the executive president of commerce of CSI in 2004 and vice general manager of an affiliate of Tianwei Yingli from 1999 to 2004. Mr. Tong received a diploma in industrial economic management from Renmin University of China in 1988 and a diploma in English from Hebei University in 1998.

Liangbao Zhu is a director and the executive vice president of operations of our company. He joined our company in November 2005. Dr. Zhu has approximately 17 years of experience in managing operations of manufacturing enterprises and managing marketing and sales operations in China and overseas. Prior to joining our company, Dr. Zhu held multiple management positions in manufacturing, investment and trading companies in China and overseas from 1993 to 2005. Dr. Zhu graduated from Yangzhou Normal College with a bachelor’s degree in 1982, from Suzhou University with an MBA degree in 2002 and a doctor’s degree in business management in 2005.

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

Maurice Wai-fung Ngai became an independent director of our company in July 2011. Mr. Ngai, currently managing director and founder of MNCOR Consulting Limited, an independent specialty corporate service company, is a fellow of the Hong Kong Institute of Chartered Secretaries and the Institute of Chartered Secretaries and Administrators in the United Kingdom, a member of the Hong Kong Institute of Certified Public Accountants and a member of the Association of Chartered Certified Accountants in the United Kingdom and fellow of Hong Kong Institute of Directors and member of Hong Kong Securities Institute. He obtained a doctor’s degree in Economics (Finance) from Shanghai University of Finance and Economics, a master’s degree in Corporate Finance from Hong Kong Polytechnic University, a master’s degree in Business Administration from Andrews University and a bachelor’s degree in law from University of Wolverhampton.

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

Executive Officers

Jack Lai is an executive vice president, chief financial officer and secretary of our company. He joined our company in August 2006. Mr. Lai has approximately 22 years of experience in finance, strategic planning and corporate management. Prior to joining our company, Mr. Lai served as the chief financial officer and vice president of Silicon Storage Technology, Inc. He was the vice president of finance and administration and the chief financial officer of Aplus Flash Technology, Inc. in San Jose, California from 2000 to 2003. He served as vice president of finance and administration, chief financial officer and general manager of Wirex Corporation, Inc. in Portland, Oregon, from 1998 to 2000. Mr. Lai graduated from Tamkang University with a bachelor’s degree in business administration in 1976, from Chinese Culture University with an MBA degree in 1978 and from San Jose State University with an MBA degree in 1982.

Yuepeng Wan is a group senior vice president and the chief technology officer of our company. He joined our company in February 2007. Dr. Wan has approximately 17 years of experience in R&D in silicon and materials engineering. Prior to joining our company, Dr. Wan was a R&D manager at GT Solar in New Hampshire from October 2005 to February 2007 in charge of DSS furnace R&D. Prior to that, he was a research associate of the materials crystal division at Saint-Gobain Northboro R&D Center in Massachusetts from January 2005 to October 2005. From April 2000 to January 2005, he was a senior applications engineer at GT Solar in New Hampshire responsible for design and development of crystal growth furnaces. Dr. Wan received a bachelor of science degree in materials engineering from University of Science & Technology of China in 1986, a master of science degree in mechanical engineering from University of Science & Technology of China in 1989 and a Ph.D. degree in mechanical engineering from Aachen University of Technology of Germany in 1997.

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

For the year ended December 31, 2011, the aggregate cash compensation that we paid to directors and executive officers was $4,603,281.

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

We have a staggered board of directors. Our directors will be divided into three classes, as nearly equal in number as the then total number of directors permits. Yonggang Shao, Liangbao Zhu and Maurice Ngai have been designated as Class I directors with their terms to expire at our shareholders’ general meeting in 2014; Xingxue Tong and Bing Xiang have been designated as Class II directors with their terms to expire at our shareholders’ general meeting in 2012; Xiaofeng Peng and Junwu Liang have been designated as Class III directors with their terms to expire at our shareholders’ general meeting in 2013. At each annual general meeting of our shareholders, successors to the class of directors whose terms expire at that meeting will be elected for a three-year term. If the number of directors changes, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible. Any additional directors of a class elected to fill a vacancy resulting from an increase in such class will hold office for a term that coincides with the remaining term of that class. Decrease in the number of directors will not shorten the term of any incumbent director. Nonetheless, whenever the holders of preferred shares have the right, voting separately as a class, to elect directors, the election, term of office, filling of vacancies and other features of directorships will be governed by the applicable terms of our articles of association and the rights attaching to those preferred shares. These board provisions make it more difficult for third parties to gain control of our company because it is more difficult to replace members of a staggered board.

Audit committee

Our audit committee consists of three directors, namely Maurice Ngai, Bing Xiang and Dr. Junwu Liang. Mr. Ngai, Mr. Xiang and Dr. Liang satisfy the “independence” requirements of the New York Stock Exchange Listing Rules and the SEC regulations. In addition, our board of directors has determined that Mr. Ngai and Mr. Xiang are qualified as audit committee financial experts within the meaning of SEC regulations. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation committee

Our compensation committee consists of Xiaofeng Peng, Maurice Ngai, Bing Xiang and Junwu Liang. Mr. Ngai, Mr. Xiang and Dr. Liang satisfy the “independence” requirements of the New York Stock Exchange Listing Rules and the SEC regulations. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. The compensation committee is responsible for, among other things:

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

Corporate governance and nominating committee

Our corporate governance and nominating committee consists of Xiaofeng Peng, Maurice Ngai, Bing Xiang and Dr. Junwu Liang. Mr. Ngai, Mr. Xiang and Dr. Liang satisfy the “independence” requirements of the New York Stock Exchange Listing Rules and the SEC regulations. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

We had an aggregate of 13,464, 22,400 and 24,449 full-time employees as of December 31, 2009, 2010 and 2011. Most of these employees were located at our manufacturing plants in Xinyu City, Jiangxi Province, China.

A breakdown of our employees by areas of operations and as a percentage of our workforce as of December 31, 2011 is set forth below:

	Number of Employees	Percentage of Total
Manufacturing	16,363	66.9%
Quality control	2,651	10.9
Research, development and engineering	870	3.6
Administration	3,237	13.2
Production planning	987	4.0
Finance	219	0.9
Procurement	122	0.5

Total	24,449	100.0%

From time to time, we also employ part-time or contract employees, as required, to meet any increased demand for our products. We plan to hire additional employees as needed.

As required by PRC regulations, we participate in statutory retirement plans organized by the respective PRC local governments. We currently contribute approximately 29% of the staff’s basic salaries to such funds. Our contributions to the statutory retirement plans are charged to the consolidated profit and loss account as and when incurred. We also provide our employees with medical insurance and unemployment insurance as required by the PRC laws and regulations. For the years ended December 31, 2009, 2010 and 2011, our total expense under the statutory employee benefit plans was approximately $4,096,699, $6,540,815 and $13,379,155, respectively.

We have not experienced any significant difficulties in recruiting employees nor have we had any significant labor disputes. We consider our relationship with our employees to be good.

We enter into employment contracts with all of our officers, managers and employees, which contain a non-compete clause both for the period of their employment with our company and for an agreed period of time thereafter.

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

Maximum number of shares

The maximum number of ordinary shares in respect of which options may be granted (including ordinary shares in respect of which options, whether exercised or still outstanding, have already been granted) under our 2006 stock incentive plan may not in the aggregate exceed 10% of the total number of ordinary shares in issue from time to time, including ordinary shares issuable upon conversion of any of our preferred shares or upon the exercise of any options, each in issue from time to time. As of the date of this annual report, the maximum number of ordinary shares in respect of which we may grant options (including ordinary shares in respect of which options have already been granted but still outstanding) under our 2006 stock incentive plan is 13,351,880 ordinary shares.

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

Outstanding options granted under our 2006 stock incentive plan

The following table summarizes, as of the date of this annual report, the outstanding options granted under our 2006 stock incentive plan to several of our directors, executive officers and investors and to other individuals as a group. Unless otherwise noted, the options granted vest over a three-to-five-year period beginning on the date of their respective grants.

Name	Ordinary Shares Underlying Outstanding Options		Exercise Price ($/Share)	Date of Grant	Date of Expiration
Xiaofeng Peng	650,000	(2)	$6.77	April 7, 2010	April 6, 2020
	15,000	(2)	5.97	February 7, 2012	February 6, 2022
Xingxue Tong	*	(2)	6.77	April 7, 2010	April 6, 2020
	*	(2)	5.97	February 7, 2012	February 6, 2022
Liangbao Zhu	*	(2)	13.06	January 15, 2009	January 14, 2019
	*	(2)	6.77	April 7, 2010	April 6, 2020
Yonggang Shao	*	(2)	13.06	January 15, 2009	January 14, 2019
	*	(2)	6.77	April 7, 2010	April 6, 2020
Jack Lai	*	(2)	6.77	April 7, 2010	April 6, 2020
	*	(2)	5.97	February 7, 2012	February 6, 2022
Yuepeng Wan	*	(2)	5.97	February 7, 2012	February 6, 2022
Qiqiang Yao	*		4.45	August 1, 2006	July 31, 2012
	*	(2)	6.77	April 7, 2010	April 6, 2020
	*	(2)	5.97	February 7, 2012	February 6, 2022
Maurice Ngai	*	(2)	5.97	February 7, 2012	February 6, 2022
Bing Xiang	*	(2)	5.97	February 7, 2012	February 6, 2022
Junwu Liang	*	(2)	5.97	February 7, 2012	February 6, 2022
Other employees as a group (1)	224,256		33.96	July 6, 2007	July 5, 2012
Other employees as a group (1)	177,000		29.55	December 3, 2007	December 2, 2012
Other employees as a group (1)(2)	123,320		13.12	November 13, 2008	November 12, 2018
Other employees as a group (1)	100,000		13.06	January 15, 2009	January 14, 2014
Other employees as a group (1)(2)	18,380		13.06	January 15, 2009	January 14, 2019
Other employees as a group (1)	100,000		8.46	April 16, 2009	April 15, 2014
Other employees as a group (1)(2)	26,200		8.46	April 16, 2009	April 15, 2019
Other employees as a group (1)(2)	1,736,319		6.77	April 7, 2010	April 6, 2020
Other employees as a group (1)(2)	388,540		7.35	August 9, 2010	August 8, 2020
Other employees as a group (1)(2)	110,740		12.33	November 4, 2010	November 3, 2020
Other employees as a group (1)(2)	32,520		10.43	January 10, 2011	January 9, 2021
Other employees as a group (1)(2)	127,320		12.03	April 7, 2011	April 6, 2021
Other employees as a group (1)(2)	1,380,800		5.03	February 2, 2012	February 1, 2022
Other employees as a group (1)(2)	981,406		5.97	February 7, 2012	February 6, 2022

Total	10,348,468

*	These directors and executive officers as a group, each beneficially owning less than 1% of our outstanding shares, together hold stock options exercisable for 4,821,667 shares.
(1)	Each employee holds less than 1% of our total outstanding voting securities.
(2)	Subject to a five-year vesting period.

Other than options granted to Xiaofeng Peng, Liangbao Zhu, Yonggang Shao, Maurice Ngai, Bing Xiang, Junwu Liang, the numbers of shares underlying options granted, as described in the above table, are subject to reduction by our board of directors on the basis of performance of each relevant optionee.

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

The following table sets forth information with respect to the direct and indirect beneficial ownership of our shares by each of our directors and executive officers as of the date of this annual report:

Shares Beneficially Owned
	Number	Percent (1)
Directors and Executive Officers
Xiaofeng Peng (2)	72,488,031	53.7%
Xingxue Tong (3)	*	*
Liangbao Zhu (4)	*	*
Yonggang Shao (5)	*	*
Maurice Ngai	*	*
Jack Lai	*	*
Yuepeng Wan	*	*
Rongqiang Cui	*	*
Qiqiang Yao (6)	*	*
Total	72,959,101	55.1%

*	Less than 1% of our outstanding shares.
(1)	The percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by an aggregate of 134,916,800 shares issued and outstanding, including shares not yet issued and outstanding but beneficially owned by our directors and executive officers as determined in accordance with the SEC rules and regulations, as of the date of this annual report.
(2)	Mr. Peng holds his shares through his wholly owned British Virgin Islands company, LDK New Energy.
(3)	Mr. Tong holds his shares through his wholly owned British Virgin Islands company, Superb Bright Limited.
(4)	Mr. Zhu holds his shares through his wholly owned British Virgin Islands company, Feliz International Inc.
(5)	Mr. Shao holds his shares through his wholly owned British Virgin Islands company, SM Future Investment Inc.
(6)	Mr. Yao holds his shares through his wholly owned British Virgin Islands company, Qiqiang Investment Consulting Inc.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information regarding the direct and indirect beneficial ownership of our shares as of March 31, 2012, by each person known to us to own 5.0% or more of our shares.

	Shares Beneficially Owned
Name	Number	Percent
Xiaofeng Peng	72,488,031	53.7%

Mr. Peng is our founder, chairman, chief executive officer and ultimate controlling shareholder. Mr. Peng holds his shares in our company through LDK New Energy, his wholly owned British Virgin Islands company. In connection with and to facilitate hedging transactions by investors holding our 2013 convertible notes we issued in April 2008, Morgan Stanley & Co. Incorporated or its affiliate, acting as agent for LDK New Energy, may have sold up to 3,000,000 ordinary shares in the form of ADSs prior to June 27, 2008 on behalf of LDK New Energy pursuant to a sales plan agreement dated April 9, 2008 with LDK New Energy and in compliance with Rule 144 under the Securities Act. Concurrently with each such sale, LDK New Energy agreed to purchase an equal amount of our ordinary shares in the form of ADSs under prepaid forward contracts with affiliates of certain initial purchasers of such convertible notes. Prepayments for these purchases were made using the net proceeds from the sales under the sales plan. All of the 3,000,000 ordinary shares in the form of ADSs have been returned to LDK New Energy as of the date of this annual report.

Mr. Peng, in his personal capacity, and his family members are engaged in certain alternative energy projects, including a company that is developing a project involving thin-film solar technology. LDK New Energy, our immediate controlling shareholder that is wholly owned by Mr. Peng, is the beneficial owner of all of the equity interest of this thin-film solar company. Thin-film solar technology is an alternative method of producing PV products compared to our crystalline wafer-based solar technology and products. Mr. Peng and his family members may finance such alternative energy projects, including the thin-film solar project, in part, by proceeds from LDK New Energy’s sales of a portion of its equity interest in our company. In addition, LDK New Energy has entered into loan facilities with financial and banking institutions to finance the thin-film solar project. As of the date of this annual report, LDK New Energy has pledged up to approximately 52.0 million of our ordinary shares (including ordinary shares represented by ADSs). Mr. Peng and his family members may from time to time obtain additional borrowings to fund investments in such alternative energy projects from financial institutions, which may be secured by additional pledges of a portion of LDK New Energy’s shares in our company. These future financing arrangements may be structured in such a way that Mr. Peng would be required to pledge additional shares or other collateral if the market value of the pledged shares does not meet specified levels.

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

For the years indicated, in addition to the guarantees and security provided by related parties for our bank borrowings, our principal related party transactions and amounts outstanding with our related parties are summarized as follows:

	Year Ended December 31,
	2009	2010	2011
	(In thousands)
Sales of wafers under related parties arrangement (1)	56,132	—	—
Purchases of modules production equipment from the Best Solar (2)	—	21,248	—
Purchases of inventories from Best Solar (2)	78,079	80,869	—
Purchases of buildings, plants and equipment from Best Solar (2)	—	—	61,574
Sales of modules and cells to Best Solar (2)	—	4,587	—
Sales of PV projects to Best Solar (2)	—	—	723
Purchases of low value consumables from a related party (3)	509	1,993	573
Purchases of auxiliary from a related party (4)	—	7,821	11,142
Purchases of crucibles from an associate (5)	1,271	14,252	18,116
Sales of modules and other PV products to Geermu Hydropower (6)	—	—	36,526

(1)	During the year ended December 31, 2009, Jiangxi LDK Solar entered in to three wafer sales contracts with Gintech and one wafer sales contract with Motech with contract values of $52,350,000 and $3,782,000, respectively, or the Wafer Sales Contracts. In addition, Gintech and Motech entered into agreements to sell corresponding quantities of cells, or the Cell Sales Arrangement, to Best Solar. Jiangxi LDK Solar respectively agreed with Gintech and Motech that these Wafer Sales Contracts will be void if Best Solar did not procure the cells from Gintech and Motech pursuant to the Cell Sales Agreement. During the year ended December 31, 2009, Jiangxi LDK Solar recognized revenue of $56,132,000 relating to these Wafer Sales Contracts when Gintech and Motech accepted delivery of wafers supplied by us and Best Solar accepted delivery of cells respectively supplied by Gintech and Motech.
(2)	On February 28, 2010, we purchased the crystalline module production equipment from Best Solar at a consideration of $21,248,000, which approximates their fair value in the market and carrying value as recorded in the books of Best Solar.

We purchased the crystalline modules of $78,079,000 and $29,426,000 from Best Solar during the year ended December 31, 2009 and 2010, respectively. We also purchased raw materials and supplies relating to crystalline modules production of $51,443,000 from Best Solar during the year ended December 31, 2010. Furthermore, we made prepayments of $15,573,000 to Best Solar under a thin-film module purchase agreement during the year ended December 31, 2010 and made prepayments of $37,615,000 to Best Solar for crystalline module purchases and processing during the year ended December 31, 2009.

We purchased buildings, plants and land use rights of $61,574,000 for module production from Best Solar during the year ended December 31, 2011.

We sold crystalline modules and cells of $4,587,000 to Best Solar during the year ended December 31, 2010.

We sold a PV project of $723,000 to Best Solar during the year ended December 31, 2011.

The outstanding amounts due from the Best Solar as of December 31, 2010 and 2011 were $44,839,000 and $1,665,000, respectively.

(3)	We purchased low value consumables from Jiangxi Liouxin Industry Co., Ltd., or Jiangxi Liouxin, a company controlled by Mr. Peng, of $509,000, $1,993,000 and $573,000 during the years ended December 31, 2009, 2010 and 2011, respectively. The outstanding amount due to Jiangxi Liouxin was $656,000, $949,000 and $1,519,000 as of December 31, 2009, 2010 and 2011, respectively.
(4)	We purchased auxiliary materials of $7,821,000 and $11,142,000 from Saiwen Industry (Suzhou) Co., Ltd., or Saiwen Industry, a company controlled by Mr. Peng, during the year ended December 31, 2010 and 2011. The outstanding amounts due to Saiwen Industry were $2,211,000 and $8,340,000 as of December 31, 2010 and 2011, respectively. The outstanding amounts due from Saiwen Industry were nil and $850,000 as of December 31, 2010 and 2011, respectively.

(5)	Jiangxi LDK Solar also purchased crucibles from Sinoma, which is an associate of Jiangxi LDK Solar, of $1,271,000, $14,252,000 and $18,116,000 during the years ended December 31, 2009, 2010 and 2011, respectively. The outstanding amount due to Sinoma was $11,874,000 and $9,460,000 as of December 31, 2010 and 2011, respectively.
(6)	We sold module and other PV products of $36,526,000 to Geermu Hydropower, an associate of LDK Solar Power Technology (Xinyu) Engineering Co., Ltd., during the year ended December 31, 2011. The outstanding amount due from Geermu Hydropower was $38,805,000 as of December 31, 2011 and due to Geermu Hydropower was nil as of December 31, 2011.

Guarantees

Our ultimate controlling shareholder, Mr. Peng, and his wife, Ms. Zhou Shan, as well as companies controlled by Mr. Peng have provided guarantees or collateral to financial institutions in China to secure bank loans borrowed by Jiangxi LDK Solar. See note 11 to our consolidated financial statements beginning on page F-1 for more details on these borrowings. As of December 31, 2011, an aggregate of $256.8 million of our borrowings from commercial banks in China were secured by guarantees from Mr. Peng and his wife or companies controlled by Mr. Peng.

Stock Option Grants

See “Item 6. Directors, Senior Management and Employees — E. Share Ownership — 2006 Stock Incentive Plan” in this annual report.

Individual Income Tax Withholding Obligation

Certain of our current and former executives and employees exercised share options that vested in 2007, 2008 and 2009. Pursuant to the PRC tax regulations, the income derived from the exercise of the share options is subject to individual income tax, which should be withheld by us from these current and former executives and employees for payment to the PRC tax authorities. For the years ended December 31, 2009, 2010 and 2011, we recorded a withholding tax liability of approximately $41.8 million, $46.3 million and $47.7 million, respectively, and the related gross receivable of $41.8 million, $46.3 million and $47.7 million, respectively, from our current and former executives and officers arising out of their exercise of stock. You may refer to “Item 10. Additional Information — E. Taxation — People’s Republic of China Taxation — Individual income tax withholding obligation.”

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

Dividend Distribution Policy

We have never declared or paid any dividends, nor do we anticipate paying any cash dividends on our shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings for use in the operation and expansion of our business. We are a holding company and our cash flow depends on dividends from our principal operating subsidiaries, Jiangxi LDK Solar, Jiangxi LDK Silicon, Jiangxi LDK Polysilicon and other PRC operating subsidiaries, in China. The ability of our subsidiaries in China to pay dividends to us is subject to various restrictions, including legal restrictions in China that permit payment of dividends only out of retained earnings determined in accordance with the PRC accounting standards and regulations. Under PRC laws, Jiangxi LDK Solar, as a wholly foreign-owned enterprise in China, must allocate at least 10% of its after-tax profit to its statutory general reserve until the balance of the reserve reaches 50% of its registered capital. It must also allocate a certain percentage of its after-tax profit each year as its employee welfare and bonus fund, and its board of directors has the discretion to determine the percentage of the after-tax profits for such employee welfare and bonus fund. Statutory general reserve and employee welfare and bonus fund are not distributable as cash dividends except in the event of a liquidation. A sino-foreign joint venture enterprise, such as Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, is required to set aside a certain percentage of its after-tax profit calculated in accordance with the PRC accounting standards and regulations each year for its statutory general reserves, employee welfare and bonus fund and enterprise development fund in accordance with the requirement of relevant PRC laws and its articles of associations. The board of directors of a sino-foreign joint venture enterprise has the discretion to determine the respective percentages of its after-tax profits for its statutory general reserves, employee welfare and bonus fund and enterprise development fund, which are not distributable to its equity owners except in the event of a liquidation.

Our board of directors has complete discretion as to whether we will pay dividends in the future. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

The ADS depositary has agreed to distribute the cash dividend or other distribution we declare and pay on our shares evidenced by ADSs to the holders of our ADSs, subject to the terms of the deposit agreement, to the same extent as holders of our shares, less its fees and expenses payable under the deposit agreement and after deduction of any applicable taxes. The depositary may send to the holders of our ADSs anything else we distribute on deposited securities by means it considers lawful and reasonably practical. If it cannot make the distribution that way, the depositary may decide to sell what we distribute and distribute the net proceeds in the same way as it does with cash or hold what we distribute if it cannot be sold. Cash dividends on our shares, if any, will be paid in U.S. dollars.

B.	SIGNIFICANT CHANGES

None.

ITEM 9.	THE OFFER AND LISTING

Not applicable, except for “— A. Offer and Listing Details — 4. Information Regarding the Price History of the Stock” and “— C. Markets” as disclosed below.

We listed our ADSs on the New York Stock Exchange in June 2007. For the year ended December 31, 2011, the closing price of our ADSs on the New York Stock Exchange ranged from $2.70 to $14.49 per ADS.

Set forth below, for the applicable periods indicated, are the high and low closing prices per ADS as reported by the New York Stock Exchange.

	High	Low
Annual Highs and Lows
2007 (from June 1, date of our ADS listing on New York Stock Exchange)	$73.95	$23.20
2008	51.26	9.95
2009	16.01	4.04
2010	13.90	5.00
2011	14.49	2.70
Quarterly Highs and Lows
Second Quarter 2010	8.43	5.00
Third Quarter 2010	10.45	5.20
Fourth Quarter 2010	13.90	9.80
First Quarter 2011	14.49	10.29
Second Quarter 2011	12.03	6.18
Third Quarter 2011	7.36	3.12
Fourth Quarter 2011	5.24	2.70
First Quarter 2012	6.70	4.00
Monthly Highs and Lows
November 2011	3.92	2.83
December 2011	5.24	3.62
January 2012	5.52	4.22
February 2012	6.70	5.03
March 2012	5.70	4.00
April 2012	3.85	2.95

On May 14, 2012, the last reported closing sale price of our ADSs on the New York Stock Exchange was $3.13 per ADS.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Our shareholders adopted our fourth amended and restated memorandum and articles of association, which took effect upon completion of our IPO in June 2007. On June 17, 2008, our shareholders at their annual general meeting adopted a special resolution to amend our memorandum and articles of association to clarify the power of our company to redeem or repurchase its shares.

As of the date of this annual report, our authorized share capital consists of 499,580,000 ordinary shares, par value of $0.10 each, and 420,000 shares of such class or designation as our board of directors may determine in accordance with our articles of association, par value of $0.10 each. As of the date of this annual report, an aggregate of 133,860,445 shares have been issued and an aggregate of 133,518,800 shares are outstanding.

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

Mergers and similar arrangements

A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and a special resolution of the shareholders of each constituent company.

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

In the case of a members’ voluntary winding up of a company, the company in general meeting must appoint one or more liquidators for the purpose of winding up the affairs of the company and distributing its assets. A declaration of solvency must be signed by all the directors of a company being voluntarily wound up within 28 days of the commencement of the liquidation, failing which, its liquidator must apply to the Cayman Court for an order that the liquidation continue under the supervision of the Cayman Court.

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

As soon as the affairs of the company are fully wound up, the liquidator must make up an account of the winding up, showing how the winding up has been conducted and the property of the company has been disposed of, and thereupon call a general meeting of the company for the purposes of laying before it the account and giving an explanation thereof. At least 21 days before the final meeting, the liquidator shall send a notice specifying the time, place and object of the meeting to each contributory in any manner authorized by the company’s articles of association and published in the Gazette in the Cayman Islands.

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

Individual Income Tax Withholding Obligation

Under the PRC law, employees who exercise stock options are generally required to pay, on the date of exercise, individual income tax on the difference between the exercise price and the market price of the shares on such date, and the employer has the obligation to withhold the relevant individual income tax. In August 2007 and in August 2008, eight then employees exercised their stock options, but did not pay individual income tax on the date of exercise, nor did we withhold such individual income tax on the date of exercise. The Xinyu tax authorities in Jiangxi Province issued deferral decisions in February 2008 and September 2008. The deferral decisions waived the obligations of these eight current and former employees to declare and pay the individual income tax, as well as our withholding obligation on the date of exercise. Such payment and withholding obligations were deferred until the shares are sold. As of the date of this annual report, these current and former employees are paying the individual income tax they owe on a stage by stage basis according to the PRC laws and the deferral decisions issued by the Xinyu tax authorities in Jiangxi Province. As of December 31, 2011, for accounting purposes, we had an outstanding gross receivable of $47.7 million from these current and former employees and payable to the PRC tax authorities in relation to the individual income tax liabilities arising from the exercise of stock options by these current and former employees. Our PRC counsel, Grandall Law Firm (Shanghai), is of the opinion that (i) the Xinyu tax authorities have the proper authority to issue the deferral decisions described above and such deferral decisions were validly issued; and (ii) such optionees or the payor on their behalf as accepted by the Xinyu tax authorities are obligated to pay the PRC individual income tax, and we will not be liable for such PRC individual income tax, other than to withhold taxes for payment to the relevant PRC tax authorities. In addition, at all times from the date when any of the stock options was first exercised through the date of this annual report, there has been no outstanding loan or advance by us or any of our subsidiaries to any of these optionees in respect of the PRC individual income tax liabilities resulting from the exercise of their stock options.

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

Passive foreign investment company rules

We do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year, and provided that our passive income does not exceed our gross loss (if any) from operations we do not expect to become a PFIC in the foreseeable future. Our actual PFIC status for our current taxable year ending December 31, 2012 will not be determinable until after the close of our current taxable year ending December 31, 2012 and accordingly, there is no guarantee that we will not be a PFIC for 2012 or any future taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

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

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately negative 0.7% in 2009, 3.3% in 2010 and 5.4% in 2011. We have not in the past been materially affected by any such inflation, however, we cannot assure you that we will not be affected in the future.

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

Generally, appreciation of Renminbi against U.S. dollars and euros will result in foreign exchange losses for monetary assets denominated in U.S. dollars and euros and result in foreign exchange gains for monetary liabilities denominated in U.S. dollars and euros. Conversely, depreciation of Renminbi against U.S. dollars and euros will generally result in foreign exchange gains for monetary assets denominated in U.S. dollars and euros and result in foreign exchange losses for monetary liabilities denominated in U.S. dollars and euros. Fluctuations in currency exchange rates could have a significant effect on our financial stability due to a mismatch among various foreign currency denominated assets and liabilities. Fluctuations in exchange rates, particularly among the U.S. dollar, euro and Renminbi, affect our operating and net profit margins and would result in foreign currency exchange gains and losses on our foreign currency denominated assets and liabilities. As of December 31, 2009, 2010 and 2011, our monetary assets denominated in U.S. dollars and euros were primarily related to cash and cash equivalents, pledged bank deposits, trade accounts receivable and prepayments to suppliers, and our monetary liabilities denominated in U.S. dollars and euros were primarily related to short-term bank borrowings, long-term bank borrowings, advance payments from customers, trade accounts payable and other payables. Our exposure to foreign exchange risk primarily relates to foreign currency exchange gains or losses resulting from timing differences between the signing of the contracts and the settlement of the contracts. As of December 31, 2009, 2010 and 2011, our principal operating subsidiaries held the following amounts of monetary assets and liabilities denominated in U.S. dollars and euros:

	As of December 31, 2009			As of December 31, 2010			As of December 31, 2011
	(€)	($)	(HK$)	(€)	($)	(HK$)	(€)	($)	HK$
Assets	57,523,262	256,816,436	828,140	14,685,946	371,571,276	—	45,258,445	722,335,964	—
Liabilities	(43,319,943)	(482,621,936)	—	(34,359,994)	(599,553,338)	—	(44,578,538)	(653,459,365)	—

Net exposure	14,203,319	(225,805,500)	828,140	(19,674,048)	(227,982,062)	—	679,907	68,876,599	—

We incurred a net foreign currency exchange loss of approximately $0.6 million for the year ended December 31, 2009. We recorded a net foreign currency exchange gain of approximately $8.3 million for the year ended December 31, 2010. We recorded a net foreign exchange loss of $2.0 million for the year ended December 2011. Since 2007, we have entered into certain foreign exchange forward contracts to reduce the effect of our foreign exchange risk exposure. However, we cannot assure you that we would be able to effectively manage our foreign exchange risk exposure.

Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% appreciation of Renminbi against U.S. dollars based on the foreign exchange rate on December 31, 2011 would result in net loss of $6.9 million (2010: net gain of $22.8 million) for our assets and liabilities denominated in U.S. dollars as of December 31, 2011. Conversely, we estimate that a 10% depreciation of Renminbi against U.S. dollars would result in net gain of $6.9 million (2010: net loss of $22.8 million) for our assets and liabilities denominated in U.S. dollars as of December 31, 2011.

Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% appreciation of Renminbi against euro based on the foreign exchange rate on December 31, 2011 would result in net loss of $0.1 million (2010: net gain of $2.6 million) for our assets and liabilities denominated in euro as of December 31, 2011. Conversely, we estimate that a 10% depreciation of Renminbi against euro would result in net gain of $0.1 million (2010: net loss of $2.6 million) for our assets and liabilities denominated in euro as of December 31, 2011.

We cannot predict the effect of future exchange rate fluctuations on our results of operations and may incur net foreign currency exchange losses in the future.

Interest Rate Risk

Our exposure to the risk of changes in market interest rates primarily relates to our interest-bearing borrowings. Our future interest expenses on our borrowings may increase due to changes in market interest rates.

With an aim to reduce our interest rate exposure, we, from time to time, enter into interest rate swap contracts with financial institutions in China. Since the beginning of 2009, we have not entered into any interest rate swap contract. We may, however, engage in interest rate hedging activities in the future. As of December 31, 2011, our total outstanding bank borrowings amounted to $2,922.5 million and our short-term borrowings amounted to $1,688.4 million with a weighted average interest rate of 6.236% per annum and maturity terms ranging from a month to 12 months. Majority of our indebtedness accrues interest at fixed rates, including our 2013 convertible notes and our 2014 senior notes.

Credit Risk

Substantially all of our cash and cash equivalents are held in major financial institutions located in China, which our management believes are of high credit quality. We have policies that limit the amount of credit exposure to any financial institution. Because we are often required to prepay substantial amounts to our raw material and equipment suppliers to ensure availability and timely delivery, we are subject to the credit quality of such suppliers. Although we make every effort to screen our suppliers and ensure that we enter into transactions with creditworthy suppliers only, there can be no assurance that we will not suffer from default by any of these suppliers. As of December 31, 2009, 2010 and 2011, we made aggregate prepayments of approximately $99.8 million, $271.1 million and $191.0 million to our suppliers, respectively. As of December 31, 2011, we recognized a provision for doubtful recoveries of $107.0 million relating to our prepayments to suppliers.

Liquidity Risk

Our liquidity is primarily dependent on our ability to maintain adequate cash inflows from our operations to meet our debt obligations as they become due, and our ability to obtain external financing to meet our committed future capital expenditures and to refinance our short-term debts as they mature. Our cash outflow from investing activities was $816.0 million for the year ended December 31, 2011. With regard to our future capital commitments and other financing requirements, we have obtained approximately $4.2 billion in aggregate principal amount of banking facilities mainly from various reputable commercial banks in China, as of December 31, 2011, of which $1.7 billion was unutilized. You should also refer to our additional disclosure under “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Working Capital Deficit” in this annual report.

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

•    Cable, telex, facsimile transmission/delivery

•    Expenses of depositary in connection with conversion of foreign currency into U.S. dollars

•    Any other charge payable by depositary or its agents

Expenses payable at sole discretion of depositary by billing ADR holders or by deducting charges from cash dividends or other cash distributions

Fees and Charges Payable by Depositary

JPMorgan Chase Bank, N.A., the depositary, has agreed to reimburse us for expenses we incur in connection with the establishment and maintenance of our ADS program. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse us annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to us based on applicable performance indicators relating to the ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In the year ended December 31, 2011, we received from the depositary an aggregate of $360,000 for the reimbursement of the above-mentioned fees, costs and expenses.

In addition, as part of its services to us, the depositary has agreed to waive fees for the standard costs associated with the administration of our ADR program. The depositary waived such costs in an aggregate amount of $290,000 in the year ended December 31, 2011.

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

On February 28, 2011, we completed an offering of Rmb 1.2 billion in aggregate principal amount of US$-settled 10% senior notes due 2014 pursuant to Regulation S under the Securities Act. On April 11, 2011, we further completed a private placement of an additional Rmb 500 million in aggregate principal amount of such 2014 senior notes of the same series pursuant to Regulation S under the Securities Act.

On June 3, 2011, pursuant to a subscription agreement dated as of December 30, 2010, CDB Capital, Excel Rise Holdings Limited and Prosper East Limited, investment funds affiliated with China Construction Bank Corporation, and Apollo Asia Investment Limited, an investment fund affiliated with Bank of China Limited, subscribed for 240 million LDK Silicon preferred shares, which represented, on an as-if-converted basis, approximately 18.46% of the aggregate issued and outstanding share capital of LDK Silicon on a post-money basis, for an aggregate price of $240 million. Pursuant to the terms of the investment, the investors have the right to require us and/or LDK Silicon to redeem the LDK Silicon preferred shares at a redemption price equal to 100% of the subscription price plus a 23% investment internal rate of return if there should occur any material breach by us of the terms and conditions of the investment agreements prior to a qualified initial public offering by LDK Silicon (as defined in the agreement) or if LDK Silicon fails to complete such a qualified initial public offering by June 3, 2013. In addition, the articles of association of LDK Silicon mandate an annual dividend on a pro rata basis among all existing shareholders of LDK Silicon up to an amount of its retained earnings so that the holders of LDK Silicon preferred shares will receive at least $15 million of such dividend, to the extent the declaration and distribution of such dividend are permitted by applicable laws and by contractual obligations applicable to us.

On September 19, 2011, we privately issued and placed 4,374,315 ordinary shares at a price of $5.8958 per share for an aggregate of $25,790,086 to LDK New Energy, our controlling shareholder.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2011, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Securities Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

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

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, we used the criteria set forth in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment using those criteria, our management (including our chief executive officer and chief financial officer) concluded that our internal control over financial reporting was effective as of December 31, 2011.

KPMG, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2011, as stated in their report below.

Attestation Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

LDK Solar Co., Ltd.:

We have audited LDK Solar Co., Ltd.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). LDK Solar Co., Ltd.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on LDK Solar Co., Ltd.’s internal control over financial reporting based on our audit.

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

In our opinion, LDK Solar Co., Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of LDK Solar Co., Ltd. and subsidiaries as of December 31, 2010 and 2011, and the related consolidated statements of operations, equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2011, and our report dated May 15, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China

May 15, 2012

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Maurice Ngai and Mr. Bing Xiang, both independent directors and members of our audit committee, are audit committee financial experts.

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

	2010	2011
Audit fees (1)	$2,092,038	$3,641,971
Audit-related fees (2)	1,100,290	4,993,927
Tax fees (3)	$334,548	$194,949

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent auditor for the annual audit of our consolidated financial statements.
(2)	“Audit-related fees” means the aggregate fees billed for assurance and related services by our independent auditor that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the issue of comfort letter and reading of offering documents in connection with our follow-on equity offering, issurance of US$-settled senior notes and audit of financial statement for a proposed IPO in Hong Kong.
(3)	“Tax fees” include fees billed for tax compliance services.

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

The following table sets forth the information with respect to purchases made by or on behalf of us or any of our “affiliated purchasers,” as defined in Rule 10b-18(a)(3) under the Securities Exchange Act, of shares, ADSs or other units of any class of our equity securities that is registered by us pursuant to Section 12 of the Securities Exchange Act.

Period	Total Number of Shares (or Units) Purchased	Average Price Paid per Share (or Units)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
July 11 - 29, 2011	4,668,649	6.39	4,668,649	$80.1 million
Aug 2 - 26, 2011	13,988,838	5.73	18,657,487	—

Total	18,657,487		23,326,136

On June 27, 2011, we announced the approval by our board of directors for a share repurchase program established on the same day that authorized us to repurchase up to $110 million of our ADSs, each representing one of our ordinary shares, in the open market or through privately negotiated transactions. Pursuant to the share repurchase program, we repurchased ADSs in the open market or through privately negotiated transactions for an aggregate amount of $110 million as described in the table above, which, however, exceeded the permitted restricted payments under the indenture governing our 2014 senior notes by $12.8 million. As a remedy and for other corporate purposes, on September 19, 2011, we privately issued and placed 4,374,315 ordinary shares at a price of US$5.8958 per share, the average repurchase price under the share repurchase program, for an aggregate of $25,790,086 to LDK New Energy, our controlling shareholder.

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

Board and Committee Independence

While NYSE Standards require U.S. domestic issuers to have a majority of independent directors, we are not subject to this requirement. Three of our seven directors are independent directors.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See pages beginning on page F-1 in this annual report.

ITEM 19.	EXHIBITS

The following documents are filed as part of this annual report:

Exhibit Number	Document

1 .1	Fourth Amended and Restated Memorandum and Articles of Association of the registrant, dated as of June 17, 2008, incorporated by reference to Exhibit 1.1 to our annual report for the year 2008 on Form 20-F filed with the SEC on May 22, 2009.

2 .1	Form of Deposit Agreement, incorporated by reference to Registration Statement on Form F-6 filed with the SEC (Registration No. 333-142899).

2 .2	Restricted Issuance Agreement, dated as of April 15, 2008, as supplement to the Deposit Agreement under Exhibit 2.1, incorporated by reference to Exhibit 4.4 to our Registration Statement on Form F-3 filed with the SEC (File Number: 333-152009).

2 .3	Indenture, dated April 15, 2008, between the registrant and The Bank of New York Mellon, as trustee and security agent, relating to 4.75% Convertible Senior Notes due 2013, incorporated by reference to Exhibit 4.5 to our Registration Statement on Form F-3 filed with the SEC (File Number: 333-152009).

2 .4	Indenture, dated December 29, 2010, between the registrant and The Bank of New York Mellon, as trustee and security agent, relating to 4.75% Convertible Senior Notes due 2013, incorporated by reference to Exhibit (d)(3) to our Schedule TO filed by us with the SEC (File Number: 005-83756) on November 24, 2010.

2 .5	Indenture, dated February 28, 2011, between the registrant and The Bank of New York Mellon, London Branch, as trustee and paying and transfer agent, among others, relating to US$-Settled 10% Senior Notes due 2014, incorporated by reference to Exhibit 2.5 to our annual report for the year 2010 on Form 20-F filed with the SEC (File Number: 001-33464) on May 2, 2011.

4 .1	Form Employment Agreement between the registrant and each senior officer, incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).

4 .2	Form Service Agreement between the registrant and each executive director, incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).

4 .3	Form Service Agreement between the registrant and each independent director, incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).

4 .4	Form Confidentiality and Non-compete Agreement between the registrant and each senior officer, engineer and technician, incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).

4 .5	Supply Agreement, dated July 18, 2007, between GT Solar, as seller, and the registrant and Jiangxi LDK Solar, as buyers (certain information in the agreement has been omitted pursuant to a request for confidential treatment), incorporated by reference to Exhibit 4.36 to our annual report for the year 2007 on Form 20-F filed with the SEC (File Number: 001-33464) on April 7, 2008.

4 .6	Summary translation of Loan Guarantee Agreement, dated February 5, 2007, between Mr. Xiaofeng Peng and Bank of China Xinyu Branch, incorporated by reference to Exhibit 4.37 to our annual report for the year 2007 on Form 20-F filed with the SEC (File Number: 001-33464) on April 7, 2008.

Exhibit Number	Document

4.7	Summary translation of Cooperation Agreement, dated January 23, 2007, between Jiangxi LDK Solar and Nanchang University, incorporated by reference to Exhibit 4.40 to our annual report for the year 2007 on Form 20-F filed with the SEC (File Number: 001-33464) on April 7, 2008.

4.8	Summary translation of Loan Guarantee Agreement, dated April 23, 2008, among Mr. Xiaofeng Peng, Ms. Shan Zhou and China Development Bank, incorporated by reference to Exhibit 4.8 to our annual report for the year 2008 on Form 20-F filed with the SEC (File Number: 001-33464) on May 22, 2009.

4.9	Summary translation of Loan Guarantee Agreement, dated February 23, 2009, between Mr. Xiaofeng Peng and Agricultural Bank of China Xinyu Branch, incorporated by reference to Exhibit 4.9 to our annual report for the year 2008 on Form 20-F filed with the SEC (File Number: 001-33464) on May 22, 2009.

4.10	Summary translation of Supply Agreement, dated July 22, 2008, between JYT Corporation, as seller, and Jiangxi LDK Solar, as buyer, incorporated by reference to Exhibit 4.10 to our annual report for the year 2008 on Form 20-F filed with the SEC (File Number: 001-33464) on May 22, 2009.

4.11	Registration Rights Agreement, dated as of April 15, 2008, incorporated by reference to Exhibit 4.7 to our Registration Statement on Form F-3 filed with the SEC (File Number: 333-152009).

4.12	Amended and Restated Framework Agreement, dated as of December 1, 2009, by and between the registrant and Best Solar Co., Ltd., incorporated by reference to Exhibit 4.12 to our annual report for the year 2009 on Form 20-F filed with the SEC (File Number: 001-33464) on June 30, 2010.

4.13	Asset Purchase Agreement, dated as of January 29, 2010, between the registrant and Best Solar Co., Ltd., incorporated by reference to Exhibit 4.13 to our annual report for the year 2009 on Form 20-F filed with the SEC (File Number: 001-33464) on June 30, 2010.

4.14	Series A Preferred Shares Subscription Agreement, dated as of December 30, 2010, by and among the registrant, LDK Silicon & Chemical Technology Co., Ltd. and China Development Bank Capital Corporation Ltd., among others, relating to the sale and purchase of LDK Silicon preferred shares, incorporated by reference to Exhibit 4.14 to our annual report for the year 2010 on Form 20-F filed with the SEC (File Number: 001-33464) on May 2, 2011.

4.15	Shareholders Agreement, dated as of March 9, 2011, by and among the registrant, LDK Silicon & Chemical Technology Co., Ltd., China Development Bank Capital Corporation Ltd. and other holders of LDK Silicon preferred shares, among others, incorporated by reference to Exhibit 4.15 to our annual report for the year 2010 on Form 20-F filed with the SEC (File Number: 001-33464) on May 2, 2011.

4.16	Investment Agreement, dated as of December 31, 2011, by and among the registrant, LDK Solar Germany Holding GmbH and Sunways AG, among others.

8	List of subsidiaries.

11	Code of Ethics of the registrant, incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 filed with the filed with the SEC (File Number: 333-142881).

12.1	Certification of the principal executive officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002.

12.2	Certification of the principal financial officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002.

13.1	Certification of the principal executive officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

13.2	Certification of the principal financial officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report of its behalf.

LDK Solar Co., Ltd.

By:	/s/ Xiaofeng Peng
Name: Xiaofeng Peng
Title: Chairman & Chief Executive Officer

By:	/s/ Jack Lai
Name: Jack Lai
Title: Chief Financial Officer

Date: May 15, 2012

LDK SOLAR CO., LTD.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

LDK Solar Co., Ltd.:

We have audited the accompanying consolidated balance sheets of LDK Solar Co., Ltd. and subsidiaries (the “Group”) as of December 31, 2010 and 2011, and the related consolidated statements of operations, equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended December 31, 2011. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LDK Solar Co., Ltd. and subsidiaries as of December 31, 2010 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As described more fully in Note 1 to the consolidated financial statements, the Group has a net working capital deficit and is restricted to incur additional indebtedness as it has not met a financial covenant ratio under a long-term debt agreement as of December 31, 2011. These conditions raise substantial doubt about the Group’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), LDK Solar Co., Ltd.’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 15, 2012 expressed an unqualified opinion on the effectiveness of the LDK Solar Co., Ltd.’s internal control over financial reporting.

/s/ KPMG

Hong Kong, China

May 15, 2012

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in US$ thousands, except share data)

	Note	December 31, 2010	December 31, 2011
Assets
Current assets
Cash and cash equivalents		202,127	244,072
Pledged bank deposits	(11)	503,721	565,062
Trade accounts and bills receivable, net	(2g)	384,265	491,407
Inventories	(3)(11)	474,612	654,947
Prepayments to suppliers, net	(4)	112,448	28,178
Other current assets, including amounts due from the Group’s executives and employees of $46,262 and $46,361 as of December 31, 2010 and 2011, respectively	(5)	237,173	295,005
Due from related parties	(27)	45,161	41,320
Deferred income tax assets, net	(20)	15,914	30,931

Total current assets		1,975,421	2,350,922
Property, plant and equipment, net	(6)(11)(14)	2,993,213	3,872,361
Deposits for purchases of property, plant and equipment and land use right		144,298	151,701
Land use rights	(11)(27)	220,405	293,559
Inventories to be processed beyond one year	(3)(11)	13,024	0
Prepayments to suppliers expected to be utilized beyond one year	(4)	14,318	11,153
Pledged bank deposits – non-current	(11)	43,965	31,637
Investments in associates and a jointly-controlled entity	(9)	52,275	50,358
Other non-current assets	(10)	13,935	52,794
Deferred income tax assets, net	(20)	21,303	39,376

Total assets		5,492,157	6,853,861

Liabilities
Current liabilities
Short-term borrowings and current installments of long-term borrowings	(11)	1,501,588	2,032,023
Convertible senior notes, less debt discount	(15)	355,445	0
Short-term PRC Notes	(17)	0	63,483
Bills payable		271,772	625,774
Trade accounts payable		447,595	699,346
Advance payments from customers, current installments	(12)	196,812	210,412
Accrued expenses and other payables	(13)	751,272	749,388
Due to related parties	(27)	15,034	19,319
Obligations under capital leases, current installments	(14)	36,339	41,738
Other financial liabilities		1,965	8,834

Total current liabilities		3,577,822	4,450,317

See accompanying notes to consolidated financial statements

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS – (CONTINUED)

(Amounts in US$ thousands, except share data)

	Note	December 31, 2010	December 31, 2011
Long-term borrowings, excluding current installments	(11)	604,495	890,432
Convertible senior notes, less debt discount	(15)	34,658	23,733
RMB-denominated US$-settled senior notes, less debt discount	(16)	0	258,827
Long-term PRC Notes	(17)	0	79,354
Obligations under capital leases, excluding current installments	(14)	15,938	61,364
Advance payments from customers – non-current	(12)	148,022	121,740
Other payable due to customers		752	0
Other liabilities		76,395	107,290
Deferred income tax liability	(20)	14,337	16,186

Total liabilities		4,472,419	6,009,243

Redeemable Non-controlling Interests and Equity

Redeemable non-controlling interests	(8)	0	219,694

LDK Solar Co., Ltd. shareholders’ equity
Ordinary shares (US$ 0.10 par value; 499,580,000 shares authorized; 134,343,617 and 133,860,445 shares issued; 132,950,255 and 133,518,800 shares outstanding as of December 31, 2010 and 2011, respectively)	(22)	13,295	13,352
Additional paid-in capital		589,839	751,422
Statutory reserve	(23)	58,275	75,780
Accumulated other comprehensive income		128,393	212,888
Retained earnings (Accumulated deficit)		229,438	(443,526)

Total LDK Solar Co., Ltd. shareholders’ equity		1,019,240	609,916
Non-controlling interests		498	15,008

Total equity		1,019,738	624,924

Commitments and contingencies	(21)
Total liabilities, redeemable non-controlling interests and equity		5,492,157	6,853,861

See accompanying notes to consolidated financial statements

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in US$ thousands, except per share data)

	Note	Year ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2011
Net sales
Wafers		945,009	1,522,925	1,031,259
Processing of PV products on behalf of others		80,557	204,915	27,589
Modules		58,957	634,387	720,863
Silicon and other materials		8,007	79,089	239,897
Others		5,508	68,031	138,205

Total net sales		1,098,038	2,509,347	2,157,813

Cost of goods sold
Wafers		(1,089,660)	(1,118,605)	(983,163)
Processing of PV products on behalf of others		(62,244)	(133,513)	(21,654)
Modules		(52,154)	(586,755)	(885,884)
Silicon and other materials		(3,459)	(59,028)	(209,159)
Others		(4,104)	(53,611)	(97,614)

Total cost of goods sold, including inventory write-downs of US$ 180,213, US$ 6,113 and US$ 305,175 and provisions for loss on firm purchase commitment of US$ 1,120, US$ nil and US$ 27,637 during the years ended December 31, 2009, 2010 and 2011 respectively		(1,211,621)	(1,951,512)	(2,197,474)

Gross (loss) profit		(113,583)	557,835	(39,661)

Selling expenses		(4,738)	(21,734)	(43,192)
General and administrative expenses, including provisions for doubtful recoveries of prepayments to suppliers and trade accounts receivable of US$ 22,425, US$ 3,872 and US$ 174,315 during the years ended 2009, 2010 and 2011 respectively		(91,513)	(90,380)	(330,883)
Research and development expenses		(8,299)	(10,804)	(46,510)
Impairment loss for property, plant and equipment		(1,999)	0	0
Legal settlements, net of insurance recoveries		(10,000)	0	0

(Loss) income from operations		(230,132)	434,917	(460,246)
Other income (expenses):
Interest income		2,408	4,632	7,365
Interest expense and amortization of debt issuance costs and debt discount	(18)	(50,068)	(95,012)	(189,938)
Foreign currency exchange (loss) gain, net		(613)	8,327	(2,040)
Government subsidy	(2v)	26,927	5,625	33,698
Equity in (loss) income for associates and a jointly-controlled entity	(9)	(3,343)	3,570	(787)
Others, net		(87)	618	7,135

(Loss) earnings before income taxes		(254,908)	362,677	(604,813)
Income tax benefit (expense)	(20)	20,912	(66,210)	(4,141)

Net (loss) income		(233,996)	296,467	(608,954)
Earnings attributable to non-controlling interests		(229)	(5,670)	(393)
Earnings attributable to redeemable non-controlling interests		0	0	(11,522)

Net (loss) income attributable to LDK Solar Co., Ltd. shareholders		(234,225)	290,797	(620,869)
Accretion to redemption value of redeemable non-controlling interests		0	0	(34,590)

Net (loss) income available to LDK Solar Co., Ltd. shareholders		(234,225)	290,797	(655,459)

Basic (loss) earnings per share	(25)	(2.18)	2.32	(4.90)

Diluted (loss) earnings per share	(25)	(2.18)	2.27	(4.90)

See accompanying notes to consolidated financial statements

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in US$ thousands, except share data)

										Comprehensive income (loss)
	Ordinary shares		Additional Paid-in Capital	Statutory Reserve	Accumulated Other Comprehensive Income	Retained Earnings (Accumulated deficit)	Total LDK Solar Co., Ltd. Shareholders’ Equity	Non- controlling Interests	Total Equity	Attributable to LDK Solar Co., Ltd. Shareholders	Attributable to non- controlling Interests	Total
	Number	Amount
January 1, 2009	113,110,396	11,311	464,101	29,676	83,314	201,465	789,867	0	789,867

Net loss	0	0	0	0	0	(234,225)	(234,225)	229	(233,996)	(234,225)	229	(233,996)
Foreign currency translation adjustment, net of nil tax	0	0	0	0	2,543	0	2,543	(2)	2,541	2,543	(2)	2,541

Total comprehensive loss										(231,682)	227	(231,455)

Acquisition of equity interest in Solar Green Technology Spa	0	0	0	0	0	0	0	254	254
Capital contribution from non-controlling interests	0	0	0	0	0	0	0	58	58
Issuance of ordinary shares upon exercise of share options	141,247	14	772	0	0	0	786	0	786
Issuance of new shares, net of related expenses US$6,415.	16,520,000	1,652	107,573	0	0	0	109,225	0	109,225
Disposal of 15% shares of LDK PV, net of tax expense of US$22,425 (Note 7)	0	0	158,330	0	(1,313)	0	157,017	36,972	193,989
Share-based compensation (Note 24)	0	0	14,212	0	0	0	14,212	0	14,212

December 31, 2009	129,771,643	12,977	744,988	29,676	84,544	(32,760)	839,425	37,511	876,936

See accompanying notes to consolidated financial statements

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME (LOSS) – (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in US$ thousands, except share data)

										Comprehensive income (loss)
	Ordinary shares		Additional Paid-in Capital	Statutory Reserve	Accumulated Other Comprehensive Income	Retained Earnings (Accumulated deficit)	Total LDK Solar Co., Ltd. Shareholders’ Equity	Non- controlling Interests	Total Equity	Attributable to LDK Solar Co., Ltd. Shareholders	Attributable to non- controlling Interests	Total
	Number	Amount
January 1, 2010	129,771,643	12,977	744,988	29,676	84,544	(32,760)	839,425	37,511	876,936

Net income	0	0	0	0	0	290,797	290,797	5,670	296,467	290,797	5,670	296,467
Foreign currency translation adjustment, net of nil tax	0	0	0	0	41,555	0	41,555	945	42,500	41,555	945	42,500

Total comprehensive income										332,352	6,615	338,967

Appropriate to statutory reserve (Note 19)	0	0	0	28,599	0	(28,599)	0	0	0
Issuance of ordinary shares upon exercise of share options	1,532,712	153	6,815	0	0	0	6,968	0	6,968
Issuance of new shares, net of related expenses of US$461	1,645,900	165	10,896	0	0	0	11,061	0	11,061
Purchase of non-controlling interests (Note 7)	0	0	(183,904)	0	2,294	0	(181,610)	(43,622)	(225,232)
Disposal of subsidiaries	0	0	0	0	0	0	0	(6)	(6)
Share-based compensation (Note 24)	0	0	11,044	0	0	0	11,044	0	11,044

December 31, 2010	132,950,255	13,295	589,839	58,275	128,393	229,438	1,019,240	498	1,019,738

See accompanying notes to consolidated financial statements

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EQUITY AND COMPREHENSIVE INCOME (LOSS) – (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in US$ thousands, except share data)

										Comprehensive income (loss)
	Ordinary shares		Additional Paid-in Capital	Statutory Reserve	Accumulated Other Comprehensive Income	Retained Earnings (Accumulated deficit)	Total LDK Solar Co., Ltd. Shareholders’ Equity	Non- controlling Interests	Total Equity	Attributable to LDK Solar Co., Ltd. Shareholders	Attributable to non- controlling Interests	Total
	Number	Amount
January 1, 2011	132,950,255	13,295	589,839	58,275	128,393	229,438	1,019,240	498	1,019,738

Net loss (note 1)	0	0	0	0	0	(620,869)	(620,869)	393	(620,476)	(620,869)	393	(620,476)
Foreign currency translation adjustment, net of nil tax	0	0	0	0	77,842	0	77,842	(25)	77,817	77,842	(25)	77,817
Fair value changes in available-for-sale equity security, net of tax effect of US$ 2,218	0	0	0	0	6,653	0	6,653	0	6,653	6,653	0	6,653

Total comprehensive loss										(536,374)	368	(536,006)

Appropriate to statutory reserve	0	0	0	17,505	0	(17,505)	0	0	0
Issuance of ordinary shares upon exercise of share options	1,051,717	105	4,640	0	0	0	4,745	0	4,745
Issuance of new shares, net of related expenses of US$8,536	13,800,000	1,380	161,204	0	0	0	162,584	0	162,584
Re-purchase of ordinary shares	(18,657,487)	(1,865)	(108,694)	0	0	0	(110,559)	0	(110,559)
Private placement of ordinary Shares	4,374,315	437	25,353	0	0	0	25,790	0	25,790
Acquisition of subsidiary	0	0	0	0	0	0	0	13,071	13,071
Capital contribution from non-controlling interests	0	0	0	0	0	0	0	940	940
Share-based compensation (Note 24)	0	0	9,796	0	0	0	9,796	131	9,927
Recognition of redeemable non-controlling interests (Note 8)	0	0	69,284	0	0	0	69,284	0	69,284
Accretion to redemption value of redeemable non-controlling interests (Note 8)	0	0	0	0	0	(34,590)	(34,590)	0	(34,590)
December 31, 2011	133,518,800	13,352	751,422	75,780	212,888	(443,526)	609,916	15,008	624,924

Note 1: Exclude earnings attributable to redeemable non-controlling interests of US$11,522.

See accompanying notes to consolidated financial statements

LDK SOLAR CO., LTD . AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in US$ thousands)

	Year ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2011
Cash flows from operating activities:
Net (loss) income	(233,996)	296,467	(608,954)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation and amortization	70,565	158,696	234,068
Provisions for doubtful recovery of prepayments to suppliers	17,874	2,338	66,225
Provisions for doubtful recovery of accounts receivable	4,551	1,534	108,090
Inventory write-downs	180,213	6,113	305,175
Impairment loss on property, plant and equipment	1,999	0	0
Deferred income tax (benefit) expense	(35,049)	31,908	(31,576)
Equity in (income) loss of associates and a jointly-controlled entity	3,343	(3,570)	787
Share-based compensation	14,212	11,044	9,927
Amortization of debt issuance costs and debt discounts	9,456	10,174	5,470
Gains on repurchase of convertible senior notes and RMB-denominated US$-settled senior notes	0	0	(4,831)
Provision for loss on firm purchase commitments	1,120	0	27,637
Others	0	(364)	22
Changes in operating assets and liabilities, net of the effect of acquisition:
Pledged bank deposits related to purchase of inventory and other operating activities	(11,796)	(106,265)	(251,939)
Trade accounts receivable and bills receivable	(124,229)	(166,676)	(253,821)
Inventories	(5,604)	(44,759)	(443,550)
Prepayments to suppliers	20,037	(59,753)	(39,628)
Other assets	37,297	5,679	(1,110)
Other financial assets	(7,273)	6,603	670
Trade accounts payable and bills payable	154,154	390,744	594,339
Advance payments from customers	(138,542)	18,966	(224)
Income tax payable	10,438	17,260	(60,730)
Accrued expenses and other payables	50,882	14,029	48,017
Amount due from related parties	(37,615)	(6,379)	6,777
Amount due to related parties	36,614	(23,885)	2,345
Other financial liabilities	(37)	89	(154)

Net cash provided by (used in) operating activities	18,614	559,993	(286,968)

Cash flows from investing activities:
Purchase of land use rights	(24,591)	(89,416)	(90,421)
Purchase of property, plant and equipment, including deposits and cash paid for interest capitalized	(749,979)	(577,132)	(982,352)
Pledged bank deposit related to purchase of property, plant and equipment	(65,761)	(293,227)	(41,662)
Release of pledged bank deposit related to purchase of property, plant and equipment	93,113	98,575	236,580
Cash received for disposal of a subsidiary	0	559	0
Cash paid for investment in an associate and a jointly-controlled entity	(74,460)	0	(476)
Capital repayment from a jointly-controlled entity	24,867	0	0
Cash paid for short-term investment	0	(68,477)	0
Proceeds from disposal of short-term investment	0	0	68,947
Cash paid for acquisition of a subsidiary, less cash acquired	(504)	0	(6,660)

Net cash used in investing activities	(797,315)	(929,118)	(816,044)

See accompanying notes to consolidated financial statements

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW – (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

(Amounts in US$ thousands)

	Year ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2011
Cash flows from financing activities:
Pledged bank deposits used for bank borrowings	(2,197)	(136,798)	(56,168)
Pledged bank deposits released upon repayment of borrowings and payable due to a customer	0	13,454	92,889
Proceeds from new loans and borrowings	2,251,631	2,733,126	3,650,798
Repayment of loans and borrowings	(1,684,219)	(2,049,569)	(2,921,358)
Repayment of payable due to a customer	0	(131,616)	0
Repayment of loans and advances from related parties	(2,195)	0	0
Proceeds from issuance of ordinary shares	111,800	18,029	167,329
Proceeds from private placements of ordinary shares	0	0	25,790
Payment for repurchase of ordinary shares	0	0	(110,559)
Payment of expenses relating to issuance of ordinary shares and convertible senior notes, RMB-denominated US$-settled senior notes and PRC notes	0	(4,894)	(6,769)
Payment of convertible senior notes redemption	0	(7,719)	(364,765)
Proceeds from issuance of RMB denominated US$-settled senior notes	0	0	258,657
Payment for repurchase of RMB denominated US$-settled senior notes	0	0	(8,223)
Proceeds from issuance of short-term and long-term PRC notes	0	0	142,837
Proceeds from sale-leaseback transaction	43,935	0	95,526
Receipt of deposit for capital leases	0	0	7,935
Payment of deposit for capital leases	(6,598)	0	(14,061)
Repayment of capital lease obligations	(21,314)	(38,299)	(52,393)
Proceeds for sale of non-controlling interests in a subsidiary, net of direct incremental costs	216,414	0	0
Purchase of non-controlling interests	0	(215,326)	(9,906)
Capital contribution from non-controlling interests	58	0	940
Proceeds from issuance of preferred shares by a subsidiary	0	0	240,000

Net cash provided by financing activities	907,315	180,388	1,138,499

Effect of foreign currency exchange rate changes on cash and cash equivalents	624	6,103	6,458

Net increase (decrease) in cash and cash equivalents	129,238	(182,634)	41,945
Cash and cash equivalents at beginning of year	255,523	384,761	202,127

Cash and cash equivalents at end of year	384,761	202,127	244,072

Supplemental disclosures of cash flow information:
Interest payments, net of amount capitalized	37,422	85,328	191,047

Income tax paid	4,238	16,478	95,152

Supplemental disclosures of non-cash investing and financing transaction:
Payable for purchase of property, plant and equipment	469,321	404,557	478,197

Payable for capital lease	0	0	82,204

Payable due to a customer	244,085	0	0

Payable for purchase of non-controlling interests	0	9,906	0

See accompanying notes to consolidated financial statements

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2009, 2010 AND 2011

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

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company’s ability to operate profitably, to generate cash flows from operations, and the Company’s ability to pursue financing arrangements to support its working capital requirements.

As of December 31, 2011, the Group had a working capital deficit (total consolidated current liabilities exceeding total consolidated current assets) of US$2,099.4 million. As of the same day, the Group had cash and cash equivalents of US$244.1 million, most of which are held by the Company’s subsidiaries in China with 89.2% of the Group’s short term bank borrowings, current installments of its long-term debt and Short-term PRC Notes totaling US$1,869.6 million residing with these subsidiaries. Taking into account of the Group’s unaudited financial results for the fourth quarter of 2011, the “Consolidated Fixed Charge Coverage Ratio”, as defined in the indenture governing the RMB-denominated US$-settled senior notes, has been negatively impacted as a result of a significant reduction of the aggregate amount of the “Consolidated EBITDA”, as defined in the indenture governing the RMB-denominated US$-settled senior notes, for the four most recent full fiscal quarters, while the “Consolidated Fixed Charges”, as defined in the indenture governing the RMB-denominated US$-settled senior notes, for such four-quarter period, have increased. As a result, the Group will not be able to incur any additional indebtedness until the “Consolidated Fixed Charge Coverage Ratio” significantly improves on the basis of the four most recent full fiscal quarters unless such indebtedness falls into one of the permitted exceptions or exemptions, such as re-financing existing indebtedness. These factors raise substantial doubt as to the Group’s ability to continue as a going concern. However, management believes it has developed a liquidity plan, as summarized below, that, if executed successfully, will provide sufficient liquidity to meet the Group’s obligations as they become due for a reasonable period of time.

•	Delaying in capital expenditure and improvement in working capital management

The Group has been negotiating with a number of vendors, including suppliers of equipment and construction materials, for them to provide the Group with lower prices or more favorable payment terms in order to achieve cost savings. The Group has decided to postpone a substantial portion of its planned capital expenditures for the next twelve months. In addition, the Group has implemented measures to more closely monitor the inventory levels and the collection of receivable balances with an aim to improving liquidity.

•	Bank Financing

To improve liquidity, the Group has successfully negotiated with certain banks and will continue to negotiate with other banks to obtain revolving bank facilities to ensure the Group’s bank borrowings can be

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

renewed on an on-going basis. From January 1, 2012 to April 30, 2012, the Group has obtained additional secured and unsecured short-term bank borrowings of US$924.3 million with interest rates ranging from 2.484% to 9.500% and secured and unsecured long-term bank borrowings of US$45.3 million with interest rates ranging from 5.900% to 7.050% (subject to repricing). The Group also repaid short-term borrowings and current installments of long-term borrowings totaling US$937.0 million during the period from January 1, 2012 to April 30, 2012. The Group’s management believes that the Group will be able to obtain additional facilities from the banks so that, together with the Group’s existing bank revolving facilities, the Group will be able to refinance any bank loans due for repayment within the next 12 months to the extent necessary.

•	Refund of prepaid land use rights and disposal of properties

In view of the postponement in expansion, the Group has signed letters of intent with local governmental authorities for the return of its prepayments for land use rights. In addition, the Group had entered into several letters of intent to sell some of its real properties, mainly staff quarters and the corresponding land use right, to local government authorities.

•	Additional equity offering by the Company

The Company intends to raise funds through equity offerings, including private placements and at-the-market offerings, when market conditions permit and such issuances are in the overall interests of the Group’s business.

While the Group’s management believes that the measures as described in the above liquidity plan will be adequate to satisfy its liquidity requirements for the next 12 months, there is no assurance that the liquidity plan will be successfully implemented. Failure to successfully implement the liquidity plan may have a material adverse effect on its business, results of operations and financial position, and may materially adversely affect its ability to continue as a going concern. The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities or any other adjustments that might be necessary should the Group be unable to continue as a going concern. Significant difficulties in the Group’s operations or a deterioration of the Group’s financial condition could also result in the exercise of broadly drafted provisions in some of the Group’s loan agreements that give the Group’s lenders the right to accelerate the payment of the loans under such circumstances. Such acceleration could potentially trigger cross-default provisions in other financing agreements, including the indentures relating to the Convertible Senior Notes and RMB-denominated US$-settled senior notes if the Group is unable to repay these loans upon acceleration.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation. For consolidated subsidiaries where the Group’s ownership in the subsidiary is less than 100%, the equity interest not held by the Group is shown as non-controlling interests. The Company has no involvement with variable interest entities. The Company accounts for investments over which it has significant influence but not a controlling financial interest using the equity method of accounting.

(b)	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates, including those related to the

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

classification and realization of inventories, trade accounts receivable, prepayments to suppliers and deferred tax assets, estimated useful lives and residual values of long-lived assets, the recoverability of the carrying values of long-lived assets, the determination of fair values of financial instruments and share-based instruments, provision for loss on firm purchase commitment and assessments about potential tax uncertainties and contingent liabilities. Changes in facts and circumstances may result in revised estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(c)	Foreign currency transactions and translations

The functional currency of the Company, LDK Solar USA Inc. (“LDK USA”), LDK Solar Technology USA Inc. (“LDK UST”), Solar Power Inc. (“SPI”), LDK Silicon & Chemical Technology Co., Ltd. (“LDK SCT”), LDK Silicon Holding Co., Limited (“LDKSH”), LDK Solar International Company Limited (“LDK International”), LDK Solar Hi-tech (Hong Kong) Co., Ltd. (“LDK HKT”), LDK PV Tech (Hong Kong) Co., Ltd. (“LDK HKPVT”) and LDK Solar Canada Inc. (“LDK Canada”) is the United States dollar (“US$”). The functional currency of those subsidiaries located in the PRC and Europe are Renminbi (“RMB”) and EURO (“EUR€”) respectively. Transactions denominated in foreign currencies are re-measured into the functional currency at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in foreign currencies are remeasured into the functional currency at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are included in the consolidated statements of operations.

The Group’s reporting currency is the U.S. dollar. Accordingly assets and liabilities of subsidiaries, whose functional currency is not the U.S. dollar , are translated into US$ using exchange rates in effect at each period end, and revenues and expenses are translated into RMB at average rates prevailing during the year. Gains and losses resulting from the translations of the financial statements of these subsidiaries into US dollars are recognized in other comprehensive income (loss).

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

Cash and cash equivalents consist of cash at bank and on hand and certificates of deposit with an initial term of less than three months when purchased, and which are unrestricted as to withdrawal and use.

(f)	Pledged bank deposits

Pledged bank deposits represent amounts held by banks, which are not available for the Group’s use, as security for issuance of letters of credit relating to purchase of raw materials and production equipments, letters of guarantee or bank borrowings. Upon maturity of the letters of credit, letters of guarantee and repayment of bank borrowings, the deposits are released by the bank and become available for general use by the Group. Pledged bank deposits are reported within cash flows from operating, investing or financing

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

activities in the consolidated statements of cash flows with reference to the purpose of making the pledge. Pledged bank deposits, which matures twelve months after the balance sheet date are classified as non-current assets in the consolidated balance sheets.

(g)	Trade accounts receivable

Trade accounts receivable are recorded at the amount due from customers for the sales of products sold and services rendered. Amounts collected on trade accounts receivable are included in net cash provided by (used in) operating activities in the consolidated statements of cash flows. An allowance for doubtful accounts is provided based on the management’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. Management assesses the recoverability of accounts receivable by analyzing specific customer accounts that have known or potential recoverability issues. The Group does not have any off-balance-sheet credit exposure related to its customers.

The following table presents the movement of the allowance for doubtful accounts:

	December 31, 2009	December 31, 2010	December 31, 2011
Beginning Balance	0	4,551	6,226
Additions	4,551	1,690	108,925
Reversal of allowance for doubtful accounts	0	(156)	(835)
Write-off of accounts receivable charged	0	0	0
Foreign currency exchange rate effect	0	141	2,972

Ending balance	4,551	6,226	117,288

(h)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method. Inventories expected to be utilized for production and sold after twelve months are classified as non-current assets.

On occasion, the Company enters into firm purchase commitments to acquire materials from its suppliers. A firm purchase commitment represents an agreement that specifies all significant terms, including the price and timing of the transactions, and includes a disincentive for nonperformance that is sufficiently large to make performance probable. This disincentive is generally in the form of a “take or pay” provision which requires the Company to pay for committed volumes regardless of whether the Company actually acquires the materials. The Company evaluates these agreements and records a loss, if any, on firm purchase commitments using the same lower of cost or market approach as that used to value inventory. The Company recognized a provision for loss on firm purchase commitment of US$ 1,120, US$ nil and US$ 27,637 during the years ended December 31, 2009, 2010 and 2011, respectively, which is included in cost of goods sold in the Group’s consolidated statements of operations.

(i)	Property, plant and equipment, net

Property, plant and equipment are stated at cost. Equipment under capital leases are initially stated at the present value of minimum lease payments. Ordinary maintenance and repairs are charged to expense as incurred, and replacements and betterments are capitalized.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

Depreciation, including amortization of equipment held under capital lease, is calculated using the straight-line method over the estimated useful lives of the assets and their respective estimated residual values. The estimated useful lives of the Group’s property, plant and equipment are as follows:

Buildings	30 years
Plant and machinery	10 and 15 years
Furniture, fixture and office equipment	5 years
Motor vehicles	6 years

(j)	Land use rights

Land use rights represent fees paid to obtain the right to occupy, use, develop, lease, or transfer a piece of land in the PRC, and are charged to expense on a straight-line basis over the respective periods of the rights granted ranging from 49.5 to 50 years in the PRC. Amortization of land use rights is recognized in general and administrative expenses, and amounted to US$2,725, US$3,869 and US$5,546 for the years ended December 31, 2009, 2010 and 2011, respectively.

(k)	Investments in associates and a jointly-controlled entity

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

(l)	Available-for-sale investments

Investments designated as available-for-sale are reported at fair value, with unrealized gains and losses, net of tax, recorded in accumulated other comprehensive income. Purchases and sales of available-for-sale investments are included in investing activities in the consolidated statements of cash flows. At each period end date, investments are evaluated for impairment, and whether any such impairment is considered temporary or other than temporary. Unrealized losses are recorded in other income and expense when a decline in fair value is determined to be other-than-temporary. Realized gains and losses are accounted for on the specific identification method. We also review our ability and intent to liquidate our investments within the next 12 month operating cycle to determine the appropriate short or long-term classification. Our ability to liquidate is determined based on a review of current and short-term credit and capital market conditions and the financial condition and near term prospects of the issuer.

(m)	Impairment of long-lived assets

Property, plant and equipment and purchased intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary.

Assets to be disposed of are reported at the lower of carrying amount or fair value less costs to sell, and are no longer depreciated.

(n)	Fair value measurement

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

See note 29 to the consolidated financial statements.

(o)	Derivative financial instruments

The Group enters into derivative financial instruments such as foreign exchange forward contracts. In addition, the preferred shares issued by a subsidiary included an embedded derivative that is separately accounted for as a derivative. See Note 8 to the consolidated financial statements.

The Group recognizes all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. Changes in the fair value are recognized in earnings.

(p)	Revenue recognition

Sales represent revenue recognized for products sold and the delivery of services. The Group recognizes revenue from the sale of silicon wafers, modules and other materials when the products are delivered and title transfers, the risks and rewards of ownership have been transferred to the customer, the fee is fixed or determinable and collection of the related receivable is reasonably assured. For sales in the PRC, the majority of the Group’s contracts provide that products are considered delivered when they reach customer’s destination and are signed-for by the customer. For export sales, products are considered delivered when the goods have passed over the ship’s rail at the named port of shipment. The customer bears all costs and risks of loss or damage to the goods from that point.

Generally, no warranty is provided for silicon wafers sold to customers. Sales returns rights range from 7 to 15 days after the product has been sold. The Group conducts rigorous quality control and testing procedures to ensure that the finished wafers meet the standard quality requirements before the product is shipped.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

Management estimates the amount of sales returns and the cost of replacement products based on historical return information.

The Group recognizes revenue for processing services when the services are completed, which is generally evidenced by delivery of processed products to the customers.

The Group recognizes revenue from fixed price construction contracts using the percentage-of-completion method of accounting. Under this method, PV projects revenue arising from fixed price construction contracts is recognized as work is performed based on the percentage of incurred costs to estimated total forecasted costs utilizing the most recent estimates of forecasted costs.

The Group recognizes revenue for solar energy power project at the time a sale arrangement with a third party is executed, delivery has occurred, sales price is fixed or determinable and the contract amount is collectible.

In the PRC, VAT of 17% on invoice amount is collected in respect of the sales of goods on behalf of tax authorities. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability in the consolidated balance sheets until it is paid to the authorities.

(q)	Buy/sell arrangements

The Group enters into raw materials purchases transactions and finished goods sales transactions with the same counterparty. Each of these sales and purchases transactions with the same counterparty are not legally contingent upon each other. These sales and purchases transactions were not conducted simultaneously and there was no direct linkage between any one or group of buy transactions with any one or group of sell transactions. There was also no correlation between the value of raw materials received and the value of finished goods delivered pursuant to the contractual arrangement. Each buy or sell transaction was separately documented, transacted at the fair market value prevailing at that time and gross-cash settled, with no specific legal right to offset in respect of the obligations between counterparties. These buy and sell transactions with the same counterparty were recognized and presented separately as sales and cost of goods sold in the Group’s consolidated financial statements. Raw materials purchases and finished goods sales with the same counterparty were recorded at their respective contract price, which represented their prevailing fair market value.

(r)	Warranty cost

The Group provides warranties up to 25 years for modules. Due to limited warranty claim history, the Group estimates warranty costs based on an assessment of its competitors’ history while incorporating estimates of failure rates through its quality review. Consequently, the Group accrues the equivalent of 1% of gross revenues as a warranty liability to accrue the estimated cost of its warranty obligations. Actual warranty costs incurred for warranty claims by customers are recorded and charged against the accrued warranty liability. To the extent that actual warranty costs differs from the estimates, the Group will prospectively revise its accrual rate. The Group commenced module sales in year 2009 and recognized warranty expenses of US$752, US$6,344 and US$6,340 in cost of goods sold for the years ended December 31, 2009, 2010 and 2011, respectively. As of December 31, 2010 and 2011, the Group’s accrued warranty costs were US$7,096 and US$14,978, respectively. The warranty costs were classified as current and non-current liabilities under accrued expenses and other payables and other liabilities respectively, to reflect our estimate of the timing of when the warranty expenditures will likely be made.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

(s)	Shipping and handling

Costs to ship products to customers are included in selling expenses in the consolidated statements of operations. Amounts billed to customers, if any, to cover shipping and handling are included in net sales. Cost to ship products to customers were US$1,340, US$14,265 and US$17,911 for the years ended December 31, 2009, 2010 and 2011, respectively.

(t)	Research and development costs

Research and development costs are expensed as incurred.

(u)	Advertising expenses

Advertising expenses are charged to the consolidated statements of operations in the period incurred and are included in selling expenses. The Group incurred advertising expenses of US$ 1,804, US$ 3,186 and US$5,273 for the years ended December 31, 2009, 2010 and 2011, respectively.

(v)	Government subsidy

Government subsidies are recognized when received and when all the conditions for their receipt have been met. Subsidies that compensate the Group for expenses incurred are recognized as a reduction of expenses in the consolidated statements of operations. Subsidies that are not associated with expenses are recognized as other income. Subsidies for the acquisition of equipment are recorded as a liability until earned and then offset against the related capital assets. Subsidies for obtaining the rights to use land are recorded as a liability until earned and then amortized over the land use right period as a reduction of the amortization charges of the related land use rights.

The Group received government subsidies of US$103,572, US$45,775 and US$109,000 for the years ended December 31, 2009, 2010 and 2011, respectively, and recognized the subsidies as follows:

	December 31, 2009	December 31, 2010	December 31, 2011
Reduction to cost of goods sold	4,776	33,317	65,855
Reduction to selling and G&A expenses	0	323	235
Other income	26,927	5,625	33,698
Reduction to acquisition cost of the equipment	4,673	2,723	2,387
Deferred revenue	67,196	3,787	6,825

Total	103,572	45,775	109,000

During the years ended December 31, 2009, 2010 and 2011, amortization of deferred revenue that was recognized as a reduction of the amortization charges of the related land use rights amounted to US$813, US$1,346 and US$1,462, respectively.

(w)	Income taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

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

As stipulated by the regulations of the PRC, the Group’s PRC subsidiaries participate in various defined contribution plans organized by municipal and provincial governments for its employees. These companies are required to make contributions to these plans at a rate of 29% on a standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group’s employees. Under these plans, certain pension, medical and other welfare benefits are provided to the employees. The Group has no other material obligations for the payment of employee benefits associated with these plans beyond the annual contributions described above. Employee benefits associated with these plans are expensed when incurred. The total amounts for such employee benefits were US$4,097, US$6,541 and US$13,379 for the years ended December 31, 2009, 2010 and 2011 respectively.

(z)	(Loss) earnings per share

Basic (loss) earnings per ordinary share is computed by dividing net (loss) income available to LDK Solar Co., Ltd. shareholders by the weighted average number of ordinary shares outstanding during the year.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

Diluted (loss) earnings per share is calculated by dividing net (loss) income available to LDK Solar Co., Ltd. shareholders, less the accretion to redemption value of redeemable non-controlling interests, as adjusted to exclude any income or expenses related to dilutive ordinary equivalent shares by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the year. Ordinary share equivalents consist of the ordinary shares issuable upon the conversion of the convertible senior notes (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Potential dilutive securities are not included in the calculation of dilutive earnings per share if the effect is anti-dilutive.

(aa)	Segment reporting

The Group had one reportable operating segment, which was the design, development and manufacture of PV products for the years ended December 31, 2009 and 2010 because the Group’s chief operating decision maker regularly reviewed consolidated results of the whole group prepared under U.S. GAAP when making decisions about allocating resources and assessing performance of the Group. In June 2011, the Group sold a minority stake in the Group’s upstream polysilicon business. Since then, the chief operating decision maker reviews the operating results of the polysilicon business as well as the PV product business on a regular basis for purpose of resource allocation and assessment of performance. Accordingly, the two manufacturing entities engaged in its upstream polysilicon business are presented as a separate reportable segment. Please refer to Note 26 for the details of segment reporting.

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

(3)	INVENTORIES

	December 31, 2010	December 31, 2011
Inventories consist of the following:

Raw materials	149,004	78,858
Work in progress	106,872	163,831
Supplies	129,951	99,018
Finished goods	101,809	313,240

	487,636	654,947

Inventories:
– Current	474,612	654,947
– Non-current	13,024	0

Raw materials, work in progress and supplies consigned to third parties	46,820	14,185

Raw materials consist of a variety of polysilicon materials, including solar-grade virgin polysilicon, recyclable polysilicon materials, silicon powder and trichlorosilane.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

Write-downs of raw materials, work in progress and finished goods inventories were US$180,213, US$6,113 and US$305,175 during the years ended December 31, 2009, 2010 and 2011, respectively, and are included in cost of goods sold.

(4)	PREPAYMENTS TO SUPPLIERS, NET

In order to secure a stable supply of silicon materials and other raw materials, the Group makes prepayments to certain suppliers. Prepayments which the Group expects to take delivery of the inventory after the next twelve months are classified as non-current assets in the Group’s consolidated balance sheets. Prepayments to suppliers are reclassified to inventories when the Group applies the prepayment to related purchases of silicon and other solar materials. Such non-cash reclassifications from prepayment to inventories, which were included in the “Changes in operating assets and liabilities” in the Group’s consolidated statements of cash flows, amounted to US$579,233, US$337,930 and US$328,827 for the years ended December 31, 2009, 2010 and 2011, respectively.

The Group monitors suppliers to ensure the timely delivery of goods in accordance with agreed schedules. Management assesses the recoverability of prepayments by analyzing specific supplier accounts that have known or potential settlement or recoverability issues.

The following table presents the movement of the provision for doubtful recoveries of prepayments. The additions and reversals of provision for doubtful recoveries of prepayments are included general and administrative expenses in the Company’s consolidated statements of operations.

	December 31, 2009	December 31, 2010	December 31, 2011
Beginning balance	20,582	38,456	40,794
Additions	17,874	4,749	70,459
Reversals of provision for doubtful recoveries	0	(2,411)	(4,234)

Ending balance	38,456	40,794	107,019

(5)	OTHER CURRENT ASSETS

	December 31, 2010	December 31, 2011
Receivable from the Group’s executives and employees	46,262	46,361
VAT recoverable	70,010	136,303
Short-term investment	68,477	0
Tax recoverable	79	35,162
Others	52,345	77,179

	237,173	295,005

During the years ended December 31, 2007, 2008, 2010 and 2011, certain of the Group’s executives and employees exercised share options which vested in 2007 and 2008. Pursuant to the PRC tax regulations, the income derived from the exercise of the share options is subject to individual income tax, of which a certain amount should be withheld by the Group from these executives and employees for payment to the PRC tax authorities. As of December 31, 2010 and 2011, the Group had an outstanding receivable from these executives and employees of US$46,262 and US$46,361 respectively in relation to the individual income

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

tax liabilities arising from their exercise of share options, which are included in other current assets. A corresponding amount of the Group’s withholding obligation is recorded in accrued expenses and other payables.

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

(6)	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31, 2010	December 31, 2011
Buildings	644,187	815,713
Plant and machinery	1,877,841	2,445,506
Furniture, fixtures and office equipment	21,293	31,358
Motor vehicles	6,616	8,066

	2,549,937	3,300,643
Less: accumulated depreciation	(280,166)	(523,539)
Construction in progress	723,442	1,095,257

	2,993,213	3,872,361

Depreciation expense was US$66,785, US$153,196 and US$221,119, for the years ended December 31, 2009, 2010 and 2011, respectively, of which 93.67%, 98.13% and 95.66% is recorded in cost of goods sold for the years ended December 31, 2009, 2010 and 2011.

Construction in progress as of December 31, 2011 includes US$239,112 (2010: US$151,300) of furnaces, wire saws for wafer production and other equipments for polysilicon, cell and module production that have been received but is pending installation.

The Group recognized an impairment loss of US$1,999, US$ nil and US$ nil during the years ended December 31, 2009, 2010 and 2011, respectively.

(7)	PARTIAL DISPOSAL AND REPURCHASE OF EQUITY INTERESTS IN A SUBSIDIARY

In November 2009, the Group sold a 15% equity interest in LDKPV to a PRC local company for a cash consideration of RMB 1,500,000 (US$219,651) and incurred direct incremental cost of US$3,237 for the disposal. As the Group still retained a controlling equity interest in LDKPV, the disposal was accounted for as an equity transaction in the Group’s consolidated financial statements. The difference between the net proceeds received of US$216,414 net of related income tax paid of US$22,425 and noncontrolling interests recognized upon disposal of US$ 36,972 was recognized in equity attributable to the Company.

In connection with the Group’s reorganization of the polysilicon business, the Group entered into a purchase agreement (“Purchase Agreement”) with the PRC local company in December 2010 to repurchase the 15% equity interests in LDKPV held by it for a cash consideration of RMB1,500,000 (US$225,232). As the Group retained control over LDKPV before and after the repurchase of the 15% equity interests, the acquisition of this additional equity interest is accounted for as an equity transaction in the Group’s

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

consolidated financial statements. The difference between the consideration of US$225,232 and the carrying amount of the non-controlling interests of US$43,622 as of the repurchase date was recognized as a deduction of equity attributable to the Company. US$215,326 of the total consideration had been paid by the Group as of December 31, 2010. The remaining consideration payable of US$ 9,906 was paid by the Group in the first quarter of 2011.

(8)	REDEEMABLE NONCONTROLLING INTERESTS

On December 30, 2010, LDK Silicon & Chemical Technology Co., Ltd. (“LDK SCT”), one of the Company’s wholly owned subsidiaries, entered into a subscription investment agreement with China Development Bank Capital Corporation Ltd., two investment funds affiliated with China Construction Bank Corporation Ltd. and an investment fund affiliated with another major PRC bank (collectively as “the Strategic Investors”) to allot and issue 240,000,000 series A redeemable convertible preferred shares for an aggregate issuance price of US$ 240 million. The transaction was consummated with the preferred shares allotted and issued on June 3, 2011. The preferred shares on an as-if-converted basis represented approximately 18.46% of the aggregate issued and outstanding share capital of LDK SCT on the closing date, with the Company holding the remaining 81.54%.

Pursuant to the investment agreement, the Strategic Investors have the right to convert all or any portion of their preferred shareholdings into ordinary shares of LDK SCT at the initial conversion ratio of 1:1 at any time after the date of issuance of the preferred shares and prior to the closing of a qualified initial public offering of LDK SCT (“Qualified IPO”). The initial conversion ratio is subject to certain standard anti-dilution provisions. The strategic investors also have the right to require the Company and/or LDK SCT to redeem the preferred shares if (i) LDK SCT has not completed a Qualified IPO by June 3, 2013, or (ii) a material breach of the terms and conditions of the investment agreements by the Company, LDK SCT, their respective subsidiaries, and Mr. Xiaofeng Peng. In the event of any redemption under this right, the redemption price is equal to 100% of the subscription price of US$240 million, plus a 23% internal rate of return on such subscription price minus any dividends paid up to the date of redemption plus an annual dividend on a pro rata basis among all shareholders of LDK SCT up to an amount of its retained earnings so that the strategic investors will receive at least US$15 million of such dividend, to the extent the declaration and distribution of such dividend are permitted by laws and contractual obligations applicable to LDK SCT. LDK SCT will not be liable for the declaration and distribution of such dividend if, by the end of that year, it has received an approval for listing of its shares on an internationally recognized stock exchange for a Qualified IPO and the Qualified IPO is consummated within three months from the date of the listing approval. In addition, a cash compensation is paid to the Strategic Investors if the consolidated net profit of LDK SCT and its subsidiaries fails to achieve the targeted net profits for each of 2010 and 2011. Management concluded that the net profit target of LDK SCT and its subsidiaries was met for 2010 and 2011. Accordingly, no cash compensation has been recognized. The Company also pledged 15% of its equity interests in Jiangxi LDK Solar Hi-Tech Co., Ltd. (“JXLDK”) to China Development Bank Capital Corporation Ltd, which shall expire and automatically terminate immediately prior to the Qualified IPO.

The series A preferred shares issued by LDK SCT was recorded and accounted for as redeemable non-controlling interests outside of permanent equity in the Group’s consolidated balance sheets in accordance with ASC480-10. In accordance with ASC 810-10-65, changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions. The redeemable non-controlling interests was initially measured at the non-controlling interests’ share of the carrying amount of LDK SCT’s net assets as of June 3, 2011.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

The difference between the measurement under ASC 810-10-65 of US$ 171 million and the fair value of US$ 240 million of the redeemable non-controlling interests was recorded in additional paid-in capital. Subsequently, the redeemable non-controlling interests is carried at the higher of (1) the initial carrying amount, increased or decreased for the non-controlling interests’ share of net income or loss or (2) the expected redemption value. The redemption value of redeemable non-controlling interests includes the principal subscription price of US$240 million, the 23% internal rate of return and the annual dividend of US$15 million. The change of the carrying amounts of the redeemable non-controlling interests is recognized as net income attributable to redeemable non-controlling interests in the consolidated statements of operations. Adjustments to reflect the current period change in the excess, if any, of the redeemable non-controlling interests’ redemption value over their ASC 810-10 measurement amount is recorded against permanent equity in retained earnings.

The change in the carrying amount of redeemable non-controlling interests is as follows:

December 31, 2011
Balance as of December 31, 2010	0

Recognition of redeemable non-controlling interests on June 3, 2011	170,716
Income attributable to the redeemable non-controlling interests	11,522
Foreign currency translation adjustment	2,866
Accretion to redemption value of redeemable non-controlling interests	34,590

Balance as of December 31, 2011	219,694

(9)	INVESTMENT IN ASSOCIATES AND A JOINTLY CONTROLLED ENTITY

In January 2008, the Group acquired a 33.5% equity interest in Jiangxi Sinoma New Material Co., Ltd. (“Sinoma”), a crucible manufacturer based in the PRC, from an unrelated party. The investment is accounted for under equity method.

In March 2009, the Group entered into a joint venture agreement with Q-cells SE (“Q-Cells”) to form a jointly-owned company named LQ Energy GmbH (“LQ Energy”), which is engaged in the investment in solar projects. The Group’s contributed capital represented 51% of the share capital of LQ Energy. The Group accounts for its investment in LQ Energy using the equity method because the minority shareholder has significant participating rights in determining certain financial and operating decisions of LQ Energy that are made in the ordinary course of business. Such participating rights include but are not limited to the selection of solar projects.

In September 2011, the Group entered into an investment agreement with Qinghai Hydropower (Group) Co., Ltd. (“Qinghai Hydro”), to form a company named Qing Hai Hydropower Group (Geermu) Solar Energy Generating Co., Ltd. (“Geermu Hydropower”). The Group’s investment, which represents 20% of the share capital of Geermu Hydropower, is accounted for under the equity method.

(10)	OTHER NON-CURRENT ASSETS

Other non-current assets includes an available-for-sale equity security with a carrying amount of US$10,265 as of December 31, 2011, which represented 4 million equity shares of Beijing Jingyuntong Technology Co., Ltd. (“JYT”) held by the Company’s subsidiary in the PRC, JXLDK. The equity shares in JYT accounted for approximately 1% of JYT’s total equity interests and are restricted for sale for a 36-month

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

period after the completion of JYT’s initial public offering in the PRC in September 2011. The Group initially recognized the investment at cost before the shares of JYT became marketable, and subsequently measured it at its fair value of US$ 10,265 as of December 31, 2011 based on the quoted price of shares of JYT and adjusted by a 25% discount to reflect the sale restriction. The unrealized gain of approximately US$6,653, net of tax effect of US$2,218, was recognized as other comprehensive income for the year ended December 31, 2011.

(11)	BORROWINGS

(a)	Current

	December 31, 2010	December 31, 2011
Bank borrowings – secured	427,806	427,618
Bank borrowings – unsecured	767,813	1,260,765
Current installments of long-term bank borrowings (Note (b))	305,969	343,640

	1,501,588	2,032,023

The short-term borrowings outstanding as of December 31, 2011 carry a weighted average interest rate of 6.236% (2010: 4.270%) and have maturity terms ranging from a month to twelve months and interest rates ranging from 3.081% to 10.500% (2010: 0.284% to 6.116%).

Included in short term borrowings at December 31, 2011 is US$98,997 payable to Agricultural Bank of China. These borrowings together with long term borrowings obtained from the same banker with an outstanding balance of US$62,213 (Note (b)) are secured by JXLDK’s inventories, LDKPV’s plant and machinery and LDKXYC’s plant and machinery and land use rights with carrying amounts of US$247,522, US$157,945, US$39,379 and US$28,059 as of December 31, 2011, and among which US$114,904 is guaranteed by the Company’s shareholder, Mr. Peng. The rest of the Group’s secured short term borrowings of US$328,621 are secured by pledged bank deposit of US$201,021 and certain of the Group’s bills receivable, plant and machinery with the carrying amounts of US$50,431 and US$106,592, as of December 31, 2011 respectively.

Outstanding borrowings totaling US$15,871 (2010: US$ nil) borrowed by LDKHF from Bank of Communication contain a financial covenant. The covenant specifies that if LDKHF’s debt to asset ratio exceeds 80% or the net profit to revenue ratio is below 2%, which is calculated based on its financial statements prepared under generally accepted accounting policies in the People’s Republic of China (“PRC GAAP”), Bank of Communication may take actions as defined in the borrowing agreement, including but limited to the demand of immediate repayment of the outstanding borrowing balance. As of December 31, 2011, LDKHF’s debt to asset ratio was 80.2% and the net profit to revenue ratio was negative 10.2%. LDKHF has obtained a waiver letter dated May 15, 2012 from Bank of Communication confirming that it will not require LDK HF to repay the outstanding borrowings prior to maturity date or provide additional pledge or collateral as a result of the breach of above financial covenants.

In addition, outstanding borrowings totaling US$2,185 (2010: US$ nil) borrowed by LDKHF from Agricultural Bank of China contain a financial covenant. The covenant specifies that if LDKHF’s debt to asset ratio exceeds 75%, which is calculated based on its financial statements prepared under PRC GAAP, Agricultural Bank of China may take actions as defined in the borrowing agreement, including but limited to the demand of immediate repayment of the outstanding borrowing balance. As of December 31, 2011,

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

LDKHF’s debt to asset ratio was 80.2%. As a result, Agricultural Bank of China has the right to accelerate the borrowings in accordance with the borrowing agreements, but to date, LDKHF has not received any notice of event of default or any threat to accelerate the stated maturity of such borrowings.

In addition, outstanding long-term borrowings with an original maturity date beyond December 31, 2012, totaling US$25,000 (2010: US$ nil) borrowed by JXLDK from China Development Bank contain financial covenants. The covenants specify that if JXLDK’s debt to asset ratio exceeds 75% or the current ratio is below 0.7, which are calculated based on its financial statements prepared under PRC GAAP, China Development Bank may take actions as defined in the borrowing agreement, including but limited to the demand of immediate repayment of the outstanding borrowing balance. As of December 31, 2011, JXLDK’s debt to asset ratio was 80% and the current ratio was 0.83. The Company reclassified these borrowing to short-term borrowings as of December 31, 2011.

As of December 31, 2011, the Group has total revolving credit of US$4,153,881 (2010: US$2,912,011) and unused credit of US$1,650,126 (2010: US$1,150,268) which it can draw upon.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

(b)	Long-term

	December 31, 2010	December 31, 2011
Secured loan from China Construction Bank	54,660	142,837
Secured loan from China Development Bank	150,498	205,380
Secured loan from Bank of China	60,398	31,742
Secured loan from Agricultural Bank of China	60,398	62,213
Secured loan from Bank of Communications	30,199	0
Secured loan from Import-Export Bank of China	12,080	50,786
Unsecured loan from China Merchant Bank	45,299	23,806
Unsecured loan from Rural Credit Cooperatives Bank	10,570	0
Unsecured loan from China Minsheng Banking Corp. Ltd.	0	7,935
Unsecured loan from Huarong International Trusts Co., Ltd.	75,498	79,354
Unsecured loan from China Construction Bank	87,578	0
Unsecured loan from Bank of China	30,199	31,741
Unsecured loan from China Development Bank	30,000	180,422
Unsecured loan from the committee of local development districts	28,609	158,707
Unsecured loan from Xinyu Chengdong Construction Investment Co., Ltd.	7,984	8,391
Unsecured loan from Huishang Bank	75,498	79,354
Unsecured loan from Shanghai Pudong Development Bank	150,996	158,707
Unsecured loan from Import-Export Bank of China	0	12,697

	910,464	1,234,072
Less: current installments	(305,969)	(343,640)

	604,495	890,432

The long-term borrowings outstanding as of December 31, 2011 bear interest at a rate per annum equal to a variable interest rate that is repriced either (a) annually with reference to the prevailing base lending rate pronounced by People’s Bank of China (“PBOC”), or (b) semi-annually or quarterly with reference to the prevailing six-month US LIBOR rate. The average effective interest rates for the years ended December 31, 2011 and 2010 were 6.5267% and 6.0317% respectively.

Except for the aforementioned (Note (a)) long-term borrowings payable to Agriculture Bank of China which is secured by JXLDK’s inventories and LDKPV’s plant and machinery, the remaining secured long-term loans totaling US$287,908 are secured by the Groups’ land use rights, building and plant, and machinery with carrying amount of US$63,091, US$28,356 and US$402,072 as of December 31, 2011 respectively, among which US$141,897 is guaranteed by the Company’s shareholders, Mr. Peng and Ms. Zhou.

Outstanding long-term borrowings with an original maturity date beyond December 31, 2012, totaling US$142,837 (2010: US$ nil) borrowed by JXLDK from China Construction Bank contain financial covenants. The covenants specify that if JXLDK’s debt to asset ratio exceeds 75% or the current ratio is below 0.9, which are calculated based on its financial statements prepared under PRC GAAP, China Construction Bank may take actions as defined in the borrowing agreement, including but limited to the demand of immediate repayment of the outstanding borrowing balance. As of December 31, 2011, JXLDK’s debt to asset ratio was 80% and the current ratio was 0.83. JXLDK has obtained a waiver letter

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

dated May 15, 2012 from China Construction Bank, in which China Construction Bank agrees not to require JXLDK to repay the outstanding long-term borrowings prior to maturity date or provide additional pledge or collateral as a result of the breach of the financial covenants up to a period till January 1, 2013.

Our long-term borrowings contain subjective acceleration provisions that may be triggered by material deterioration of our financial condition. We have obtained waiver letters from all the banks, except for Agricultural Bank of China, that the banks confirm we are not in breach of any provisions contained in the borrowing agreements.

Future principal repayments on the long-term bank borrowing are as follows:

2012	343,640
2013	641,240
2014	249,192

1,234,072

(12)	ADVANCE PAYMENTS FROM CUSTOMERS

The Group requires certain customers to make prepayments before delivery has occurred. Such prepayments are recorded as advances from customers in the Group’s consolidated financial statements, until delivery has occurred. Advances from customers for which the deliveries of goods are expected to occur after twelve months are classified as non-current liabilities in the Group’s consolidated balance sheets. Advance payments from customers are reclassified to other payables when the related wafer supply contracts or orders are cancelled, early terminated, expired or in dispute and it is probable that the Group will refund the advance payment balances to the customers.

(a)	Contracts with Q-Cells

On December 4, 2009, the Group and Q-Cells reached an agreement (“Original Agreement”) to resolve a dispute over a long-term solar wafer supply agreement (“wafer supply agreement”). Pursuant to the Original Agreement, the Group had agreed to cease any pending proceedings or claims against Q-Cells and Q-Cells had agreed not to withdraw the outstanding prepayment balance made under the wafer supply agreement of US$244,085 against a bank guarantee. As a result of the signing of the Original Agreement, the Group reclassified the advance payments from Q-Cells to short-term and long-term other payables in accordance with the repayment schedule as set out in the Original Agreement. The non-cash reclassifications from advance payments from customers to other payables was not included in the “Changes in operating assets and liabilities” in the Group’s consolidated statements of cash flows because the Group considered that the payable to the German customer is of financing nature as a result of signing the Amended Agreement. Repayments made in accordance with the Amendment Agreement are included in the financing activities in the Group’s consolidated statements of cash flows.

On September 9, 2010, the Group and Q-Cells signed an amendment agreement (“Amendment Agreement”). Pursuant to the Amendment Agreement, the Group agreed to accelerate the repayment of the outstanding payable of US$224,940 due to Q-Cells as of September 9, 2010 of which US$112,470 was paid in September 2010. On June 30 and August 30, 2011, the Group and Q-Cells entered into two further agreements. Pursuant to the two agreements, the Group shall offset the remaining outstanding payable of US$112,470 to Q-Cells against the prepayment of US$ 60,000 made by the Group to Q-Cells and accounts receivables of US$52,470 outstanding as of the agreement date.

(b)	Contracts with other customers

In addition to Q-Cells, several customers also ceased to execute the wafer purchase contracts with the Group due to dispute over wafer price during the years ended December 31, 2010 and 2011. The Group initiated

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

either arbitrations or negotiation with those customers in an effort to resume the execution of contracts. However, no active response was received from those customers and certain customer had demanded termination of contract and repayment of advance wafer payments. As a result, the Group assessed that it is probable that certain advances received from customers will be paid back by the Group and accordingly, advance payments of US$52,169 and US$16,577 were reclassified to other payables during the years ended December 31, 2010 and 2011, respectively. Such non-cash reclassification from advance from customers to other payables were included in the “Changes in operating assets and liabilities” in the Group’s consolidated statements of cash flows.

(13)	ACCRUED EXPENSES AND OTHER PAYABLES

Components of accrued expenses and other payables are as follows:

	December 31, 2010	December 31, 2011
Purchase of equipment	404,557	478,197
Withholding individual income tax payable (a)	46,262	47,652
Income tax payables	31,854	6,207
Accrued payroll and welfare	15,555	11,577
Other payable due to customers (Note 12)	206,217	89,491
Other accruals and payable	46,827	116,264

	751,272	749,388

(a)	Withholding individual income tax payable

As of December 31, 2010 and 2011, the Group had withholding individual income tax payable of US$46,262 and US$47,652 respectively, arising from the Group’s withholding tax obligation in relation to the exercise of share options by certain of the Group’s executives and employees pursuant to PRC tax regulations (see Note 5).

In 2008, the Group obtained notices from the relevant PRC Tax Authority granting deferral of the payment of such withholding tax obligation until the Group’s executives and employees sell their shares, at which time the Group will withhold the tax and remit it on behalf of the employees. Since the Group has no control over the payment timing, the Group has classified the payable as a current liability as of December 31, 2010 and 2011.

(14)	CAPITAL LEASE OBLIGATIONS

In December 2009 and 2011, the Group sold certain newly purchased equipment and equipment pending installation (collectively “Leased Assets”) with carrying amounts of US$ 43,973 and US$ 113,621 to third-parties (the “purchaser-lessors”) for cash consideration of US$ 43,935 and US$ 95,526, respectively, and simultaneously entered into a 3 year contract and several 2-4 year contracts to lease back the Leased Assets from the purchaser-lessors. Pursuant to the terms of the contract, the Group is required to pay to the purchaser-lessors quarterly lease payments over 2-4 years and is entitled to a bargain purchase option at the end of the lease. The leases are classified as capital leases. In connection with these sale-leaseback transactions, the Group recognized a loss of approximately US$ 38 and US$ 18,095 during the years ended December 31, 2009 and 2011 respectively, which is being deferred and amortized in the consolidated statements of operations over the useful life of the leased assets.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

The gross amount of plant and equipment and related accumulated amortization recorded under capital leases are as follows:

	December 31, 2010	December 31, 2011
Plant and machinery	71,886	119,086
Less: accumulated amortization	(8,618)	(9,824)

	63,268	109,262
Construction-in-progress – equipment pending installation	38,588	24,053

	101,856	133,315

Amortization of assets held under capital leases is included with depreciation expense.

Future minimum lease payments under capital lease obligations as of December 31, 2011 are as follows:

Year ending December 31:
2012	47,903
2013	29,292
2014	25,526
2015	12,487

Total minimum lease payments	115,208
Less: Amounts representing interest (at interest rate of 6.98%)	(12,106)

Present value of minimum payments	103,102
Current portion	(41,738)

Non-current portion	61,364

(15)	CONVERTIBLE SENIOR NOTES

On April 15, 2008, the Company sold an aggregate principal amount of US$400,000 4.75% Convertible Senior Notes due 2013 (the “Convertible Senior Notes” or “Existing Note”) to Morgan Stanley & Co International plc, UBS AG, J.P. Morgan Securities Inc., Needham & Company, LLC, Cowen and Company, LLC and Lazard Capital Markets LLC (the “Initial Purchasers”). The net proceeds from the offering, after deducting offering expenses, were approximately US$388,743. The Convertible Senior Notes bear interest at a rate of 4.75% per annum payable semi-annually in arrears on April 15 and October 15 of each year beginning on October 15, 2008. The Convertible Senior Notes mature on April 15, 2013 (“maturity date”).

The Convertible Senior Notes are convertible at any time prior to (and including) the third business day preceding the maturity date into the American Depositary Shares, or ADSs of the Company, based on an initial conversion rate of 25.4534 ADSs per US$1 principal amount of Convertible Senior Notes (which represents an initial conversion price of approximately US$39.29 per ADS), subject to adjustments as defined in the Convertible Senior Notes Agreement (the “Agreement”). In no event will the conversion rate for the notes exceed 31.8167 ADSs shares per US$1 principal amount.

Upon conversion of the Convertible Senior Notes, in lieu of deliver of ADSs, the Company may elect to deliver cash or a combination of cash and ADSs.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

If a fundamental change, as defined in the Agreement, occurs, the holders of the Convertible Senior Notes may require the Company to repurchase all or a portion of their Convertible Senior Notes, in integral multiples of US$1, at a repurchase price in cash equal to 100% of the principal amount plus accrued and unpaid interest to, but excluding, the repurchase date.

The Convertible Senior Notes could not be redeemed prior to April 15, 2011. At any time on or after April 15, 2011, the Company may, at its option, redeem the Convertible Senior Notes, in whole or in part from time to time, in integral multiples of US$1, at a redemption price in cash equal to 100% of the principal amount plus any accrued and unpaid interest to, but excluding, the redemption date, provided that the closing sale price of the Company’s ADSs for at least 20 trading days in the 30 consecutive trading day period ending on the date one trading day prior to the date of the notice of redemption is greater than 130% of the conversion price of the notes on the date of such notice.

On April 15, 2011, holders of the Convertible Senior Notes could have required the Company to repurchase all or a portion their Convertible Senior Notes, in integral multiples of US$1, at a price in cash equal to 100% of the principal amount plus any accrued and unpaid interest to, but excluding, the repurchase date, subject to certain additional conditions, as defined in the Agreements.

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

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

Issuance and transaction costs incurred at the time of the issuance of the 4.75% convertible senior notes with third parties are allocated to the liability and equity components in proportion to the allocation of proceeds and accounted for as debt issuance costs and equity issuance costs, respectively.

During the year ending December 31, 2010, the Group repurchased US$8,000 aggregate principal amount of Convertible Senior Notes for a total cash consideration of US$7,719. Debt issuance costs and debt discount totalling US$88 were written off along with the repurchase transaction. A gain of US$193 on the repurchase was recorded in other income.

In December 2010, the Company completed an exchange of certain Existing Notes with Notes in an aggregate principal amount of US$31.9 million (“the New Notes”). The only material difference between the New Notes and Existing Notes is the absence in the New Notes of the provisions contained in the Existing Notes that allowed the holder of the Existing Notes to require the Company to repurchase all or a portion of their Existing Notes on April 15, 2011. The Company determined that the New Notes are not substantially different from the Existing Notes and the exchange is accounted for as modification of Existing Notes.

In March, May and September 2011, the Group repurchased US$5,400, US$200 and US$10,832 aggregate principal amount of Convertible Senior Notes for a total cash consideration of US$5,397, US$200 and US$7,393 respectively. Debt issuance costs and debt discount totaled US$7, US$ nil and US$850 were written-off along with the repurchase transactions. A gain of US$2,585 on the repurchase was recorded in other income.

On April 15, 2011, certain holders of the outstanding Convertible Senior Notes exercised the put option and the Company redeemed an aggregate principal amount of $351,775 of their Convertible Senior Notes.

The 4.75% convertible senior notes consisted of the following as of December 31, 2010 and 2011:

	December 31, 2010	December 31, 2011
Equity component (1)	17,774	17,774

Liability component:
Principal	392,000	23,793
Less: debt discount, net (2)	(1,897)	(60)

Net carrying amount	390,103	23,733

– Current (3)	355,445	0
– Non-current (4)	34,658	23,733

(1)	Included in the consolidated balance sheets within additional paid-in capital.
(2)	Included in the consolidated balance sheets within convertible senior notes and is amortized over the remaining life of the 4.75% convertible senior notes.
(3)	Consisted of convertible senior notes that were repurchased by the Company in March and April 2011.
(4)	Consisted of convertible senior notes of which their holders either accepted the exchange offer in December 2010 or did not exercise the put option on April 15, 2011.

Debt issuance costs and debt discount are amortized as interest expense using the effective interest rate method through the earliest date the holders of the Convertible Senior Notes can demand payments.

As of December 31, 2011, the remaining lives of the 4.75% convertible senior notes are 1.29 years.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

The following table set forth total interest expense recognized related to the 4.75% convertible senior notes during the years ended December 31, 2009, 2010 and 2011, respectively:

	December 31, 2009	December 31, 2010	December 31, 2011
Contractual interest incurred	19,000	18,925	6,551
Amortization of debt issuance costs	3,499	3,764	2,196
Amortization of debt discount	5,957	6,409	1,795

Total interest incurred	28,456	29,098	10,542

Effective interest rate of the liability component	7.64%	7.64%	10.37%

(16)	RMB-DENOMINATED US$-SETTLED SENIOR NOTES

On February 18, 2011 and April 11, 2011, the Company sold an aggregate principal amount of RMB 1,200,000 and RMB 500,000 10% US$-settled senior notes due 2014 (the “Senior Notes”) outside the United States pursuant to Regulation S under the United States Securities Act of 1933, as amended (the “Securities Act”). The net proceeds from the offering, after deducting the offering expenses of US$ 5,749, were approximately US$ 252,908. The Senior Notes bear interest at a rate of 10% per annum, payable semi-annually in arrears on February 28 and August 28 of each year beginning on August 28, 2011. The Senior Notes will mature on February 28, 2014 (“maturity date”). The indenture (the “Indenture”) provides that the Senior Notes are unsecured and guaranteed by certain subsidiaries of the Company organized outside of the PRC (the “Subsidiary Guarantees”).

The Indenture governing the Senior Notes restrict the Company and/or its subsidiaries from incurring additional indebtedness, as defined in the Indenture, unless i) the Company and/or its subsidiaries are able to satisfy certain financial ratios, or (ii) the Company and/or its subsidiaries are able to incur such additional indebtedness pursuant to any of the exceptions to the financial ratio requirements, and meet other applicable restrictions as specified in the Indenture. In addition, the Indenture governing the Senior Notes includes a number of significant restrictive covenants, such as restriction on the Company’s ability, and the ability of most of its subsidiaries, to declare dividends on capital stock or purchase or redeem capital stock. Taking into account of the Group’s unaudited financial results for the fourth quarter of 2011, the “Consolidated Fixed Charge Coverage Ratio”, as defined in the senior notes, has been negatively impacted as a result of a significant reduction of the aggregate amount of the Group’s “Consolidated EBITDA”, as defined in the senior notes, for the four most recent full fiscal quarters, while the Group’s “Consolidated Fixed Charges”, as defined in the senior notes, for such four-quarter period, have increased. As a result, the Group will not be able to incur any additional indebtedness until the Group’s “Consolidated Fixed Charge Coverage Ratio” significantly improves on the basis of the Group’s four most recent full fiscal quarters unless such indebtedness falls into one of the permitted exceptions or exemptions, such as re-financing existing indebtedness.

From August 29 to September 2, 2011, the Company repurchased RMB 68,400 (US$ equivalent: US$10,709) aggregate principal amount of the Senior Notes due 2014 in the open market for a total cash consideration of US$8,223. Debt issuance costs and debt discount totaled US$240 was written-off along with the repurchase transactions. Gain of US$2,246 on the repurchase was recorded in other income.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

The Senior Notes consisted of the following as of December 31, 2011:

December 31, 2011
Principal	258,948
Less: debt discount, net (1)	(121)

Net carrying amount	258,827

(1)	Included in the consolidated balance sheets within RMB-denominated US$-settled senior notes and is amortized over the remaining life of the Senior Notes.

Debt issuance costs and debt discount are amortized as interest expense using the effective interest rate method through the maturity date of the Senior Notes.

The following table set forth total interest expense recognized related to the Senior Notes during the year ended December 31, 2011:

December 31, 2011
Contractual interest incurred	20,893
Amortization of debt issuance costs	1,427
Amortization of debt discount	38

Total interest incurred	22,358

Effective interest rate of the Senior Notes	11.35%

(17)	PRC NOTES

On October 19, 2011, JXLDK, a subsidiary in the PRC, sold an aggregate principal amount of RMB 400,000 PRC domestic notes due 2012 (the “Short-term PRC Notes”) to institutional investors in the PRC. The net proceeds from the offering, after deducting offering expenses, were approximately RMB 398,222 (US$ 63,201). The Short-term PRC Notes bear interest at a rate of 7.59% per annum, and are payable on October 21, 2012 (“maturity date”).

On December 8, 2011, JXLDK sold an aggregate principal amount of RMB 500,000 PRC domestic notes due 2014 (the “Long-term PRC Notes”) to institutional investors in the PRC. The net proceeds from the offering, after deducting offering expenses, were approximately RMB 495,350 (US$ 78,616). The Long-term PRC Notes bear interest at a rate of 6.8% per annum, payable on December 8 of each year beginning on December 8, 2012. The Long-term PRC Notes will mature on December 8, 2014 (“maturity date”).

The Short-term PRC Notes and Long-term PRC Notes (the “PRC Notes”) do not contain any financial covenants or other significant restrictions.

Debt issuance costs incurred at the time of the issuance of the PRC Notes are capitalized and amortized as interest expense using the effective interest rate method through the maturity date of the PRC Notes.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

The following table set forth total interest incurred recognized related to the Long-term PRC Notes during the year ended December 31, 2011:

Year ended December 31, 2011
Contractual interest incurred	324
Amortization of debt issuance costs	14

Total interest incurred	338

Effective interest rate of the Long-term PRC Notes	6.94%

(18)	INTEREST COSTS

The following is a summary of the Group’s interest costs incurred during years ended December 31, 2009, 2010 and 2011:

	Year ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2011
Interest costs capitalized	48,169	31,321	33,141

Interest costs charged to income
– Interest on bank and other borrowings	35,494	67,803	157,908
– Interest on Convertible Senior Notes, RMB-denominated US$-settled Senior Notes and PRC Notes, and amortization of debt issuance costs and debt discount	14,574	19,278	31,326
– Interest on long-term payable due to Q-cells	0	7,931	704

Sub-total	50,068	95,012	189,938

Total interest costs	98,237	126,333	223,079

(19)	PREPAID FORWARD CONTRACTS

In connection with and to facilitate the offering of the Convertible Senior Notes, the Company entered into Prepaid Forward Contracts (the “Prepaid Forward Contracts”) on April 9, 2008 with J.P. Morgan Chase Bank, Morgan Stanley & Co International plc and UBS AG, which are the affiliates of the representatives of the Initial Purchasers (the “Dealers”). The Prepaid Forward Contracts relate to a number of the Company’s ADSs equal to US$ 199,437, divided by the closing price of the Company’s ADSs on the New York Stock Exchange on April 9, 2008. Pursuant to the Prepaid Forward Contracts, the Company prepaid the Dealers US$ 199,437 on April 15, 2008 for the repurchase of 6,345,450 ADSs of the Company.

Until the Company satisfied certain conditions, including completing certain corporate actions and satisfying requirements of Cayman Islands law in relation to the repurchase of the Company’s shares, the

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

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

The Prepaid Forward Contracts were initially recognized as assets and measured at fair value as the contracts could only be settled in cash at the inception date. When the conditions for physically settlement in shares were met on June 17, 2008, the fair value of Prepaid Forward Contracts as at that date were reclassified as a reduction of additional paid-in capital in equity. The change in fair value of the Prepaid Forward Contracts of US$ 60,028 from the issuance date to June 17, 2008 was reported in the consolidated statements of operations for the year ended December 31, 2008.

Since the Prepaid Forward Contracts require physical settlement of a fixed number of ADSs at a fixed price per ADS at the time conditions for physical settlement are met, the shares to be repurchased pursuant to the Prepaid Forward Contracts are treated as retired from June 17, 2008 through December 31, 2011 for purposes of the Company’s basic and diluted earnings (loss) per share calculations during the years ended December 31, 2009, 2010 and 2011 respectively.

(20)	INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company and LDKSCT are not subject to any income tax or capital gains. In addition, there is no withholding tax on payments of dividends by Cayman Islands companies.

People’s Republic of China

The Company’s PRC subsidiaries file separate income tax returns. Effective from January 1, 2008, pursuant to the Corporate Income Tax Law (the “CIT Law”) which was passed by the National People’s Congress of the PRC on March 16, 2007, the PRC’s statutory income tax rate is 25%. The Company’s PRC subsidiaries are subject to income tax at 25% unless otherwise specified.

Prior to January 1, 2008, JXLDK was entitled to a tax holiday of 2-year full tax exemption followed by 3-year 50% reduction in the income tax rate starting from 2006 under the then effective tax rules and regulations. Such tax holiday is grandfathered by the CIT Law and its relevant regulations. Accordingly, JXLDK is subject to income tax at 12.5% for 2009 and 2010.

In December 2009, JXLDK was recognized by the Chinese government as a “High and New Technology Enterprise” (“HNTE”) under the new CIT Law and is entitled to the preferential income tax rate of 15% from 2009 to 2011. Under the CIT Law, where the transitional preferential enterprise income tax policies and the preferential policies prescribed under the CIT Law and its implementation rules overlap, an enterprise may choose the more favorable policy, but may not enjoy multiple preferential policies. JXLDK chose to complete the grandfathered tax holiday of 12.5% for the overlapping period of 2009 and 2010 and is subject to income tax at 15% for 2011. Subject to renewal, JXLDK’s HNTE status will enable it to the preferential income tax rate of 15% from 2012 to 2014. Based on the self-assessment result, management believes that JXLDK meets all the criteria for the renewal of its HNTE status.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

In September 2011, LDKPV was recognized by the Chinese government as an HNTE and is entitled to the preferential income tax rate of 15% from 2011 to 2013. Further, based on the prevailing business plan, management expects LDKPV will continue to meet all the criteria for HNTE qualification upon renewal of such status which will enable it to the preferential income tax rate of 15% from 2014 to 2016.

HK SAR

The Company’s Hong Kong incorporated subsidiaries are subject to Hong Kong Profits Tax at 16.5% on income arising in or derived from Hong Kong. No provision for Hong Kong Profits tax was made as they sustained tax losses for each of the years ended December 31, 2009, 2010 and 2011, where applicable. The payments of dividends by Hong Kong tax residents are not subject to Hong Kong withholding tax.

United States

LDK USA, LDK UST and SPT are subject to US federal statutory tax rate of 34% and are also subject to the state of California income tax rate of 8.84%. The state income tax paid is deductible for US federal income tax purposes.

European Countries

LDK Europe is incorporated in Luxemburg and is subject to a 28.59% corporate tax rate. Capital repayment received from LQ Energy within one year after the incorporation of LQ Energy is subject to 26.375% withholding tax rate.

All of the Company’s subsidiaries incorporated in Italy are subject to corporate income tax at 31.4%.

LDK Trading Service Germany Limited and LDK German Holding GmbH are incorporated in Germany and are each subject to an effective income tax rate of 32.98% which consists of 15% corporate income tax plus a solidarity surcharge of 5.5% on corporate income tax and a trade income tax rate of 17.15%.

LDK Solar Spain S.L. is incorporated in Spain and is subject to a 30% corporate tax rate.

LDK Solar Tech, Europe, GmbH is incorporated in Switzerland and is subject to a 21.17% corporate tax rate.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

The income tax expense (benefit) attributable to earnings (loss) from operations, which is substantially derived from PRC sources, consists of:

	Current	Deferred	Total
Year ended December 31, 2011
PRC	34,436	(26,476)	7,960
U.S. Federal	279	0	279
U.S. State and Local	48	0	48
Other jurisdictions	954	(5,100)	(4,146)

	35,717	(31,576)	4,141

Year ended December 31, 2010
PRC	34,948	27,264	62,212
U.S. Federal	18	0	18
U.S. State and Local	8	0	8
Other jurisdictions	(672)	4,644	3,972

	34,302	31,908	66,210

Year ended December 31, 2009
PRC	8,141	(34,500)	(26,359)
U.S. Federal	9	0	9
U.S. State and Local	4	0	4
Other jurisdictions	5,983	(549)	5,434

	14,137	(35,049)	(20,912)

(Loss) earnings before income taxes of the Group consist of the following:

	Year ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2011
PRC operations	(212,722)	413,120	(540,245)
U.S. operations	14	23	(1,318)
Other foreign operations	(42,200)	(50,466)	(63,250)

Total	(254,908)	362,677	(604,813)

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

The actual income tax (benefit) expense differed from the amounts computed by applying the PRC statutory income tax rate of 25% to (loss) earnings before income taxes as a result of the following:

	Year ended December 31, 2009		Year ended December 31, 2010		Year ended December 31, 2011
(Loss) earnings before income taxes	(254,908)		362,677		(604,813)

Computed income tax (benefit) expense	(63,727)	25%	90,669	25%	(151,203)	25%
Effect of tax rate differential	33,244	(13%)	7,736	2%	30,156	(5%)
Change in tax rate	0	0%	(743)	0%	1,687	0%
Non-deductible expenses
Share-based compensation	3,553	(2%)	2,762	1%	2,482	(1%)
Others	39	0%	77	0%	47	(0%)
50% additional deduction of R&D expense	(1,195)	0%	(660)	0%	(5,297)	1%
Change in valuation allowance	1,251	(0%)	4,621	1%	174,269	(29%)
Tax effect on transfer of equity interests within the Group	0	0%	5,103	1%	(44,332)	7%
Withholding tax on capital payment	5,950	(2%)	0	0%	0	0%
Withholding tax on undistributed earnings of PRC subsidiaries	0	0%	3,788	1%	(3,788)	1%
Tax holiday	0	0%	(44,561)	(12%)	0	0%
Others	(27)	0%	(2,582)	(1%)	120	0%

Actual income tax (benefit) expense	(20,912)	8%	66,210	18%	4,141	(1%)

Without the tax holiday, the Group’s income tax expense would have increased by US$44,561 for the year ended December 31, 2010, and the impact on basic and diluted (loss) earnings per ordinary share for such periods was as follows:

Year ended December 31, 2010
Impact on (loss) earnings per ordinary share:

– Basic	0.35

– Diluted	0.33

The Group did not enjoy any tax holiday for the year ended December 31, 2009 and 2011.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are presented below:

	December 31, 2010	December 31, 2011
Deferred income tax assets:
Inventories write-down	582	42,395
Impairment loss on equipment	418	309
Provision for accounts receivable, prepayments to suppliers and deposit for purchase of property, plant and equipment	7,232	37,493
Provision for loss on firm purchase commitment	173	5,213
Accruals	1,924	3,976
Capital lease obligation	1,785	1,430
Deferred revenue	18,222	18,720
Tax loss carry forwards	5,926	155,372
Government subsidy	7,012	5,609

Total gross deferred income tax assets	43,274	270,517
Less: valuation allowance	(5,872)	(196,994)

Deferred income tax assets , net of valuation allowance	37,402	73,523

Deferred income tax liabilities:
– Interest capitalized in relation to plant and equipment	(10,549)	(9,679)
– Property, plant and equipment	(185)	(7,523)
– Withholding tax on undistributed earnings of PRC subsidiaries	(3,788)	0
– Change in fair value of available-for-sale investment	0	(2,200)

Total gross deferred income tax liabilities	(14,522)	(19,402)

Net deferred income tax asset	22,880	54,121

Classification on consolidated balance sheets:

Deferred income tax assets:
– Current	15,914	30,931
– Non-current	21,303	39,376

Deferred income tax liability:
– Current	0	0
– Non-current	(14,337)	(16,186)

The increase in the valuation allowance for the years ended December 31, 2009, 2010 and 2011 were US$1,251, US$4,621 and US$191,122, respectively. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. As of December 31, 2011, the valuation allowance of US$196,994 was related to the deferred income tax assets of JXLDK and certain European subsidiaries, LDK International, LDKSH, LDK HKT, LDK HKPVT, LDKAH and SPI. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management considers the scheduled reversal of deferred income tax liability, projected future taxable income and tax planning strategies in making this

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

assessment. In order to fully utilize the deferred income tax asset, certain PRC subsidiaries will need to generate future taxable income of approximately US$269,016.

Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible or can be utilized, and taking into account the availability of the tax planning strategies, management believes it is more likely than not that the Group will realize the benefits of these deductible differences, net of the valuation allowance, as of December 31, 2011 and 2010. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

As of December 31, 2011, the Group has tax loss carryforwards of approximately US$640,295 relating to certain PRC and overseas subsidiaries. Tax losses of the PRC subsidiaries amounted to US$481,419 as of December 31, 2011, of which US$344, US$5,020 and US$476,055 will expire by the end of 2014, 2015 and 2016 respectively if unutilized. Tax losses of HK subsidiaries of US$104,114 as of December 31, 2011 can be utilized indefinitely.

The CIT Law and its relevant regulation impose a 10% withholding income tax for dividends distributed by the PRC subsidiaries to the Company for distribution of earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. The Company did not recognize deferred income tax liabilities of US$18.6 million for the undistributed earnings of approximately US$186.0 million of the PRC subsidiaries as of December 31, 2011 as management plans to reinvest these earnings indefinitely in the PRC.

As of January 1, 2009 and for each of the three years ended December 31, 2009, 2010 and 2011, the Group has no unrecognized tax benefits relating to uncertain tax positions. Also, management does not expect that the amount of unrecognized tax benefits will increase significantly within the next 12 months.

The Group’s subsidiaries file their income tax returns in the PRC, Hong Kong, United States and European Union. According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation extends to five years under special circumstances, where the underpayment of taxes is more than RMB 100 thousand (US$ 15). In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Group’s operating subsidiaries in the PRC for the years ended December 31, 2005 through 2011 are open to examination by the PRC state and local tax authorities. The income tax returns of LDK International are open to audit for the years ended December 31, 2006 through 2011 under the statute of limitation established by the Hong Kong Inland Revenue Ordinance.

The PRC tax system is subject to substantial uncertainties. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Group’s PRC entities to substantial PRC taxes in the future.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

(21)	COMMITMENTS AND CONTINGENCIES

(a)	Capital commitments

Capital commitments outstanding at December 31, 2010 and 2011 not provided for in the financial statements were as follows:

	December 31, 2010	December 31, 2011
Purchase of property, plant and equipment	857,275	443,001

(b)	Purchase commitments

As of December 31, 2011, the Group had entered into certain long-term silicon procurement contracts, under which the Group agreed to purchase silicon materials in an aggregate amount of approximately US$ 43,168 over the next five years.

Future materials purchase commitments are as follows:

Year ending December 31	USD ‘000
2012	9,594
2013	9,594
2014	9,594
2015	7,193
2016	7,193

Total	43,168

(22)	ORDINARY SHARES

During 2006, the Company issued 75,000,000 ordinary shares at par value of US$ 0.10 per share (adjusted for the ten-for-one share split effected on July 18, 2006);

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

In September 2008, the Company issued 4,800,000 ADSs, representing 4,800,000 ordinary shares, at a price of US$ 41.75 per ADS, raising approximately US$ 190,892, net of related expenses of US$ 9,508;

During 2008, 2,265,696 of vested share options granted to executives, employees and investors were exercised, resulting in the issuance of 2,265,696 ordinary shares;

In June 2008 and November 2010, the Company issued 750,000 and 1,500,000 ordinary shares respectively to a third party service company in preparation for any future exercise of share options. Ordinary shares held by the service company are reduced when share options are exercised by employees. As these ordinary shares are held by this service company on behalf of the Company and do not contain any voting and

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

dividend rights, they are considered as issued but not outstanding shares and have been excluded in the number of outstanding ordinary shares and the EPS figures as disclosed in the consolidated financial statements as of and for the years ended December 31, 2009, 2010 and 2011. Ordinary shares held by the service company were 390,653, 249,406 and 1,393,362 ordinary shares as at December 31, 2009, 2010 and 2011 respectively.

In December 2009, the Company issued 16,520,000 ADSs, representing 16,520,000 ordinary shares, at a price of US$ 7.00 per ADS, raising approximately US$ 109,225 net of related expenses of US$ 6,415;

During 2009, 141,247 of vested share options granted to executives and employees were exercised, resulting in the issuance of 141,247 ordinary shares.

In January 2010, the Company issued 1,645,900 ADSs, representing 1,645,900 ordinary shares, at a price of US$ 7.00 per ADS, raising approximately US$ 11,061 net of related expenses of US$ 461;

During 2010, 1,532,712 of vested share options granted to executives and employees were exercised, resulting in the issuance of 1,532,712 ordinary shares;

In February 2011, the Company issued 13,800,000 ADSs, representing 13,800,000 ordinary shares, at a price of US$ 12.4 per ADS, raising approximately US$162,584 net of related expense of US$ 8,536.

Pursuant to a share repurchase program established on June 27, 2011, the Group repurchased 18,657,487 ADSs, representing 18,657,487 ordinary shares, in the open market or through privately negotiated transactions, for an aggregate amount of US$110,559 between July 11 and August 26, 2011.

On September 19, 2011, the Group privately issued and placed 4,374,315 ADSs, representing 4,374,315 ordinary shares at a price of US$5.8958 per share, to LDK New Energy Holding Limited, the controlling shareholder of the Company, raising an aggregate of US$ 25,790.

During 2011, 1,051,717 of vested share options granted to executives and employees were exercised, resulting in the issuance of 1,051,717 ordinary shares.

(23)	STATUTORY RESERVE

Under the Law of the PRC on Enterprises with Wholly Owned Foreign Investment, the Company’s subsidiaries in the PRC are required to allocate at least 10% of their after tax profits, after making good of accumulated losses as reported in their PRC statutory financial statements, to the general reserve fund and have the right to discontinue allocations to the general reserve fund if the balance of such reserve has reached 50% of their registered capital. At the Company level, a transfer of US$ nil, US$28,599 and US$17,505 from retained earnings to statutory reserve was recorded for the years ended December 31, 2009, 2010 and 2011 respectively.

(24)	SHARE BASED COMPENSATION

On July 31, 2006, the Company adopted the 2006 Stock Incentive Plan (the “Plan”) to recognize and acknowledge the contributions the eligible participants made to the Company and to the business. As of December 31, 2011, options to purchase up to 13,351,880 ordinary shares are authorized under the Plan. Share options are granted at an exercise price more than or equal to the stock’s fair value at the date of grant and have a term of three to five years. Generally, share option granted vest over 3 to 5 years from date of grant while certain options granted vest immediately.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

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

Following the Company’s IPO, because the Company did not have a sufficient historical transaction data to date to calculate the volatility, the expected volatility was still based on the historical volatilities of comparable publicly traded companies engaged in similar industry until 2010. Subsequent to 2010, the Company’s calculation of expected volatility was based on the implied volatility of the Company as of the grant date. Other computational methodologies and assumptions remained unchanged.

	2009	2010	2011
Expected volatility	60.89%~62.31%	70.28%~88.64%	58.88%~ 63.96%
Expected dividends	0%	0%	0%
Expected term	9.42~9.50 years	5.91~8.56 years	5.51~ 6.95 years
Risk-free interest rate	2.22%~2.85%	2.44%~3.88%	3.02%~ 3.66%
Estimated fair value of underlying ordinary shares	US$5.84~US$9.80	US$5.50~US$9.54	US$3.79~US$7.84

Prior to the IPO, the estimated fair value of the underlying ordinary shares granted was determined based on a valuation analysis performed by Sallmanns based on various generally accepted valuation methodologies. Management determined that the income approach was appropriate to determine the fair value of the Company’s business and its share price.

The weighted-average grant-date fair value of options granted during the years ended December 31, 2009, 2010 and 2011 was US$8.19, US$5.76 and US$7.07 per share, respectively. The Company recorded non-cash share-based compensation expense of US$14,212, US$11,044 and US$9,927 for the years ended December 31, 2009, 2010 and 2011 respectively, in respect of share options granted to employees, of which US$1,881 (2010: US$2,783; 2009: US$3,381) was allocated to costs of goods sold, US$7,260 (2010: US$7,717; 2009: US$10,478) was allocated to general and administrative expenses, US$126 (2010: US$57; 2009: US$32) was allocated to selling expenses and US$660 (2010: US$487; 2009: US$321) was allocated to research and development costs. No non-cash share-based compensation expense was incurred for the years ended December 31, 2009, 2010 and 2011 respectively in respect of share options granted to non-employees.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

A summary of options for the years ended December 31, 2009, 2010 and 2011 is presented below:

	Employees	Non- employees	Number of total share option	Weighted average exercise price per share		Weighted average remaining contractual term	Aggregate intrinsic value
For the year ended December 31, 2009

Outstanding as of December 31, 2008	6,268,499	130,000	6,398,499	US$	11.93

Granted during 2009	710,400	0	710,400	US$	11.20
Exercised	(41,247)	(100,000)	(141,247)	US$	5.56
Forfeited or cancelled	(604,796)	0	(604,796)	US$	26.94
Outstanding as of December 31, 2009	6,332,856	30,000	6,362,856	US$	10.57	2.0years	7,039

	Employees	Non- employees	Number of total share option	Weighted average exercise price per share		Weighted average remaining contractual term	Aggregate intrinsic value
For the year ended December 31, 2010

Outstanding as of December 31, 2009	6,332,856	30,000	6,362,856	US$	10.57

Granted during 2010	6,818,437	0	6,818,437	US$	7.12
Exercised	(1,532,712)	0	(1,532,712)	US$	4.55
Forfeited or cancelled	(503,463)	0	(503,463)	US$	21.29
Outstanding as of December 31, 2010	11,115,118	30,000	11,145,118	US$	8.80	6.43 years	29,992

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

	Employees	Non- employees	Number of total share option	Weighted average exercise price per share		Weighted average remaining contractual term	Aggregate intrinsic value
For the year ended December 31, 2011

Outstanding as of December 31, 2010	11,115,118	30,000	11,145,118	US$	8.8

Granted during 2011	665,700	0	665,700	US$	10.77
Exercised	(1,021,717)	(30,000)	(1,051,717)	US$	4.51
Forfeited or cancelled	(1,269,816)	0	(1,269,816)	US$	9.59
Outstanding as of December 31, 2011	9,489,285	0	9,489,285	US$	9.31	6.64 years	0

Vested or expected to vest as of December 31, 2011	9,484,343	0	9,484,343	US$	9.31	6.64 years	0

Exercisable as of December 31, 2011	3,629,779	0	3,629,779	US$	11.8	3.80 years	0

The total intrinsic value of options exercised during the years ended December 31, 2009, 2010 and 2011 was US$711, US$4,719 and US$4,160 respectively.

The Company reduced the exercise price and extended the vesting period of 60,000 and 448,000 unvested share options held by employees in 2008 and 2009. The total incremental value as a result of the modification amounted to US$ 304 and US$2,559 in 2008 and 2009 respectively, which is recognized ratably over 3-5 years from the date of modification. The Company has elected to bifurcate the amounts and recognize the incremental value over the period from the modification date until the date when the modified share option vest. The modified share options were included in the number of share options granted and number of share options forfeited or cancelled for the years ended December 31, 2008 and 2009.

As of December 31, 2011, there was US$29,558 (2010: US$37,834) of total unrecognized compensation cost related to non-vested share options. This cost is expected to be recognized over a weighted average period of approximately 3.31 years (2010: 4.1 years). The Company is expected to issue new shares to satisfy share option exercises. Cash received from the exercise of options under the share option plans during 2011 was US$4,745 (2010: US$6,968).

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

(25)	(LOSS) EARNINGS PER SHARE

The computation of basic and diluted (loss) earnings per share is as follows:

	Year ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2011
Numerator used in basic (loss) earnings per share
Net (loss)/ income attributable to LDK Solar Co., Ltd. shareholders	(234,225)	290,797	(620,869)
Accretion to redemption value of redeemable non-controlling interests	0	0	(34,590)

– Net (loss) income available to LDK Solar Co., Ltd. shareholders	(234,225)	290,797	(655,459)

Plus interest expenses and amortization of convertible senior notes issuance costs and debt discount	0	19,278	0

Numerator used in diluted (loss) earnings per share	(234,225)	310,075	(655,459)

Shares (denominator):
Weighted average number of ordinary shares outstanding used in computing basic (loss) earnings per share	107,238,244	125,580,754	133,806,940

Plus incremental weighted average number of ordinary shares from assumed conversion of stock options using the treasury stock method	0	841,673	0
Plus incremental weighted average number of ordinary shares from assumed conversion of convertible senior notes using the as-if converted method	0	10,145,865	0

Weighted average number of ordinary shares outstanding used in computing diluted (loss) earnings per share	107,238,244	136,568,292	133,806,940

(Loss) earnings per share – basic	(2.18)	2.32	(4.90)

(Loss) earnings per share – diluted	(2.18)	2.27	(4.90)

The computation of basic and dilutive (loss) earnings per share for the years ended December 31, 2009, 2010 and 2011 reflects a reduction of the weighted average of 6,345,450 ordinary shares deemed to have been retired as a result of the Prepaid Forward Contracts (see Note 19).

During the year ended December 31, 2011 the Group’s dilutive potential ordinary shares outstanding consist of convertible senior notes and share options. The computation of diluted loss per share for the year ended December 31, 2011 did not assume conversion of the convertible senior notes because, when applying the as-if converted method, the effect of the 3,398,960 ordinary shares issuable upon conversion of the convertible senior notes under the conversion terms of the convertible senior notes agreements was anti-dilutive. In computing diluted loss per share for the year ended December 31, 2011, there was no dilutive effect of outstanding share options of 275,365 by applying the treasury stock method because the impact was anti-dilutive.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

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

(26)	SEGMENT REPORTING AND CONCENTRATION OF RISK

ASC 280, “Segment Reporting”, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas and major customers. The method of determining what information to report is based on the way that management organizes the operating segments within the company for making operating decisions and assessing financial performance.

The Company operates in two principal reportable business segments, Polysilicon (“Polysilicon segment”) and Wafer, cell, module and PV project (“Other PV products segment”). The Polysilicon segment involves production and sales of polysilicon. The Other PV products segment involves the manufacture and sales of monocrystalline and multicrystalline solar wafers and PV modules and processing services, manufacture and sales of PV cells and the development of power plant projects. Miscellaneous revenues and expenses and other unallocated costs and expenses are recorded in Other. The chief operating decision maker is the chief executive officer of the Company.

Consistent with the reports received and reviewed by the chief operating decision maker for purpose of assessing the financial performance and allocating resources of the two business segments, the Company reports the segment information at the net sales and gross profit level.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

The following table summarizes the Company’s revenues generated from each segment:

	Year Ended December 31, 2009
	Polysilicon segment	Other PV products segment	Elimination	Total
Net sales	18,064	1,095,958	(15,984)	1,098,038
Depreciation	(2,111)	(60,447)	0	(62,558)
Inventory write-downs	0	(180,213)	0	(180,213)
Gross profit (loss)	3,169	(114,688)	(2,064)	(113,583)

	Year Ended December 31, 2010
	Polysilicon segment	Other PV products segment	Elimination	Total
Net sales	272,791	2,425,874	(189,318)	2,509,347
Depreciation	(67,733)	(82,598)	0	(150,331)
Inventory write-downs	0	(6,113)	0	(6,113)
Gross profit (loss)	60,707	536,850	(39,722)	557,835

	Year Ended December 31, 2011
	Polysilicon segment	Other PV products segment	Elimination	Total
Net sales	599,208	2,012,180	(453,575)	2,157,813
Depreciation	(99,423)	(112,099)	0	(211,522)
Inventory write-downs	(743)	(304,432)	0	(305,175)
Gross profit (loss)	208,972	(2,238,992)	(167,454)	(2,197,474)

The following table summarizes the Group’s net revenues, based on the geographic location of the customers:

	Year ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2011
Mainland China	274,019	858,988	833,387
Europe excluding Germany	57,944	380,339	437,616
Asia Pacific excluding mainland China and Taiwan	198,484	306,072	320,285
Taiwan	354,126	260,100	251,040
Germany	165,891	512,464	181,915
North America	47,574	191,384	133,570

Total net revenue	1,098,038	2,509,347	2,157,813

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

Significant concentrations

The carrying amounts of cash and cash equivalents, pledged bank deposits, trade accounts receivable, prepayments and other current assets represent the Group’s maximum exposure to credit risk in relation to financial assets. As of December 31, 2011, substantially all of the Group’s cash and cash equivalents and pledged bank deposits were held in major financial institutions located in the mainland China, the Hong Kong Special Administrative Region, European Union and USA, which management believes have high credit ratings. As of December 31, 2011, cash and cash equivalents and pledged bank deposits held in mainland China, Hong Kong, European and USA financial institutions amounted to US$840,771 in total and were denominated in the following currencies:

	US$	EUR€	RMB	HKD
	(000’s)	(000’s)	(000’s)	(000’s)
In mainland China	68,648	2,535	4,546,951	0
In Hong Kong	3,006	1,585	767	75
In USA	31,786	5	0	0
In European Union	0	7,892	0	0

Total in original currency	103,440	12,017	4,547,718	75

US$ equivalent	103,440	15,567	721,755	10

The following represents the amount of sales to customers that directly or indirectly contributed, on an individual basis, 10% or more of revenue for the years ended December 31, 2009, 2010 and 2011:

	December 31, 2009	December 31, 2010	December 31, 2011
Customer A	137,393	109,597	97,576
Customer B	117,893	212,393	30,378

Accounts receivable balances due from the above customers are as follows:

	December 31, 2010	December 31, 2011
Customer A	56,185	6,037
Customer B	9,563	5,238

A significant portion of the Company’s outstanding accounts receivables is derived from sales to a limited number of customers. As of December 31, 2010 and 2011, in addition to the accounts receivable balances due from customers disclosed above, outstanding accounts receivables with individual customers in excess of 10% of total accounts receivables are as follows:

	December 31, 2010	December 31, 2011
Customer C	41,135	0

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

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

In order to secure stable supply of polysilicon and other raw materials, the Group makes prepayments to certain suppliers. Such amounts are recorded as prepayments to suppliers on the consolidated balance sheets and amounted to US$146,350 for the year ended December 31, 2011 (2010: US$168,755). The Group makes the prepayments without receiving collateral for such payments. As a result, the Group’s claims for such prepayments would rank only as an unsecured claim, which exposes the Group to the credit risks of the suppliers. A provision for doubtful recoveries of US$17,874, US$4,749 and US$70,459 for prepayments to suppliers was recognized for the years ended December 31, 2009, 2010 and 2011, respectively. As of December 31, 2010 and 2011, outstanding prepayments to individual suppliers in excess of 10% of total prepayments to suppliers, net are as follows:

	December 31, 2010	December 31, 2011
Supplier A	0	4,746
Supplier B	18,126	4,233
Supplier C	0	3,589
Supplier D	60,826	25

In addition to the above, the Group also made significant prepayments to Best Solar Co., Ltd. (“Best Solar”), which is controlled by Mr. Peng, for purchase of modules, which were recorded under due from related parties. See note 27 (b) for details.

The Group relies on a limited number of equipment suppliers for all of its principal manufacturing equipment. There is currently a shortage globally of the equipment required for its manufacturing process and capacity expansion. If any of the Group’s major equipment suppliers encounter difficulties in the manufacturing or shipment of its equipment to the Group or otherwise fail to supply equipment according to its requirements, it will be difficult for the Group to find alternative providers for such equipment on a timely basis which in turn could adversely affect its production and sales.

Business and economic risks

The Group operates in an industry with limited operating history and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: advances and new trends in new technologies and industry standards; capital market performance and public interest in companies operating in the PRC that are listed in the United States; competition from other competitors; changes in certain strategic relationships or customers relationships; regulatory or other factors; the ability to obtain necessary financial and other resources at commercially viable terms; the ability to attract and retain employees necessary to support the Group’s growth and general risks associated with the solar industry.

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

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

such policies may not be significantly altered. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective and as a result, changes in the rate or method of taxation and changes in State policies may have a negative impact on the Group’s operating results and financial position.

Solar energy application requires significant initial capital investment. Industry demand for solar energy products depends on the availability of financing to downstream customers. The Group’s business and results of operations were adversely affected by the global economy slowdown and European debit crisis in 2011, which led to volatility in security prices, severely diminished liquidity and credit availability. Severe erosion on average selling price of the Group’s products was witnessed from the second quarter of 2011. This sustainable growth in solar energy market therefore has great uncertainty as the ultimate stabilization of global economy is uncertain under the current macroeconomic market. Demand for our products might fluctuate if solar industry end-customers are not able to finance PV systems at a competitive cost.

The Group cannot assure that there will be no further deterioration of the global credit condition and any resulting effects of changes, including those described above, may have a material and adverse effect on the Group’s business, results of operations and financial condition in 2012.

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

(27)	RELATED PARTY TRANSACTIONS

For the periods presented, in addition to the guarantees and security provided by related parties for the Group’s bank borrowings in Note (11), the principal related party transactions and amounts outstanding with the related parties are summarized as follows:

	Year ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2011
Sales of wafers under related parties arrangement (note a)	56,132	0	0
Purchases of modules production equipment from Best Solar (note b)	0	21,248	0
Purchases of inventories from Best Solar (note b)	78,079	80,869	0
Purchase of buildings, plant and land use rights from Best Solar (note b)	0	0	61,574
Sales of modules and cells to Best Solar (note b)	0	4,587	0
Sales of PV project to Best Solar (note b)	0	0	723
Purchases of low value consumables from a related party (note c)	509	1,993	573
Purchases of auxiliary from a related party (note d)	0	7,821	11,142
Purchases of crucibles from an associate (note e)	1,271	14,252	18,116
Sales of modules and other PV products to Geermu Hydropower (note f)	0	0	36,526

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

(a)	During the year ended December 31, 2009, JXLDK entered into three wafer sales contracts with Gintech and one wafer sales contract with Motech with contract values of US$52,350 and US$3,782, respectively (collectively referred as “Wafer Sales Contracts”). In addition, Gintech and Motech entered into agreements to sell corresponding quantities of cells (“Cell Sales Agreement”) to Best Solar. The Company respectively agreed with Gintech and Motech that these Wafer Sales Contracts will be void if Best Solar did not procure the cells from Gintech and Motech pursuant to the Cell Sales Agreement. During the year ended December 31, 2009, JXLDK recognized revenue of US$56,132 relating to these Wafer Sales Contracts when Gintech and Motech accepted delivery of wafers supplied by the Group and Best Solar accepted delivery of cells respectively supplied by Gintech and Motech.

(b)	On February 28, 2010, the Group purchased the crystalline module production equipment from Best Solar at a consideration of US$21,248, which approximates their fair value in the market and carrying value as recorded in the books of Best Solar.

The Group purchased the crystalline modules of US$78,079 and US$29,426 from Best Solar during the years ended December 31, 2009 and 2010 respectively. The Group also purchased raw materials and supplies relating to crystalline modules production of US$51,443 from Best Solar during the year ended December 31, 2010. Furthermore, the Group made prepayment of US$15,573 to Best Solar under a thin-film module purchase agreement during the year ended December 31, 2010 and made prepayments of US$37,615 to Best Solar for crystalline module purchases and processing during the year ended December 31, 2009.

The Group purchased buildings, plant and land use rights of US$61,574 for module production from Best Solar during the year ended December 31, 2011.

The Group sold crystalline modules and cells of US$4,587 to Best Solar during the year ended December 31, 2010.

The Group sold a PV project of US$723 to Best Solar during the year ended December 31, 2011.

The outstanding amounts due from Best Solar as of December 31, 2010 and 2011 were US$44,839 and US$1,665 respectively. The outstanding amounts due to Best Solar as of December 31, 2010 and 2011 were US$ nil respectively.

(c)	The Group purchased low value consumables from Jiangxi Liouxin Industry Co., Ltd., (“JXLXI”) which is a company controlled by Mr. Peng, amounting to US$509, US$1,993 and US$573 during the years ended December 31, 2009, 2010 and 2011 respectively. The outstanding amount due to JXLXI was US$949 and US$1,519 as of December 31, 2010 and 2011 respectively.

(d)	The Group purchased auxiliary materials of US$7,821 and US$11,142 from Saiwen Industry (Suzhou) Co., Ltd., (“SZSW”), a company controlled by Mr. Peng, during the years ended December 31, 2010 and 2011 respectively. The outstanding amounts due to SZSW was US$2,211 and US$8,340 as of December 31, 2010 and 2011 and due from SZSW was US$ nil and US$850 as of December 31, 2010 and 2011.

(e)	JXLDK purchased crucibles from Sinoma, which is an equity method investee of JXLDK, amounting to US$1,271, US$14,252 and US$18,116 during the years ended December 31, 2009, 2010 and 2011 respectively. The outstanding amount due to Sinoma was US$11,874 and US$9,460 as of December 31, 2010 and 2011.

(f)	The Group sold module and other PV products of US$36,526 to Geermu Hydropower, which is an equity method investee of LDK Solar Power Technology (Xinyu) Engineering Co., Ltd., during the year ended December 31, 2011. The outstanding amount due from Geermu Hydropower was US$38,805 as of December 31, 2011.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

In addition to the above, certain of the Group’s executives and employees exercised share options which vested in 2007 and 2008. Pursuant to the PRC tax regulations, the income derived from the exercise of the share options is subject to individual income tax, which should be withheld by the Group from these executives and employees for payment to the PRC tax authorities. The Group had an outstanding receivable from these executives and employees of US$46,262 and US$46,361 as of December 31, 2010 and 2011 respectively in relation to the individual income tax liabilities arising from the exercise of share options by these executives and employees, which are included in other current assets.

(28)	LDK SOLAR CO., LTD. (PARENT COMPANY)

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

For the year ended December 31, 2011, US$17,505 (2010: US$28,599; 2009: US$ nil) were appropriated from retained earnings and set aside for the statutory reserve by the Company’s subsidiaries in the PRC.

As a result of these PRC laws and regulations, the Company’s subsidiaries in the PRC are restricted in its ability to transfer a portion of its net assets to either in the form of dividends, loans or advances, which consisted of paid-up capital and statutory reserve amounting to US$1,523,098 as of December 31, 2011 (2010: US$1,237,125).

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

The following presents condensed unconsolidated financial information of the Parent Company only.

Condensed Balance Sheets

	December 31, 2010	December 31, 2011
Cash and cash equivalents	8,656	7,129
Due from other affiliates	0	25,775
Due from subsidiaries	31,885	85,400
Prepaid expense Other receivables	238 877	0 250
Investment in subsidiaries	1,629,564	1,599,919
Debt issuance costs	4,300	5,598

Total assets	1,675,520	1,724,071

Accrued expenses and other payables	7,648	13,685
Borrowings	0	29,800
RMB-denominated US$-settled senior notes, less debt discount	0	258,827
Due to subsidiaries	256,749	786,338
Deferred revenue	1,780	1,772
Convertible senior notes	390,103	23,733
Total equity	1,019,240	609,916

Total liabilities and equity	1,675,520	1,724,071

Condensed Statements of operations

	Year ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2011
Revenue	0	0	4,534
General and administrative expenses	(7,229)	(7,769)	(13,667)
Legal settlement, net of insurance recoveries	(10,000)	0	0
Interest income	1	119	65
Interest expense, amortization of discount on exchangeable notes and amortization of convertible senior notes and RMB-denominated US$-settled senior notes issuance costs and debt discount	(14,574)	(19,278)	(30,508)
Foreign currency exchange loss, net	0	0	(10,871)
Others	(3)	55	4,836

(Loss) before income tax and equity in (loss) from subsidiaries	(31,805)	(26,873)	(45,611)
Equity in (loss) earnings from subsidiaries	(202,420)	318,986	(609,848)
Income tax expense	0	(1,316)	0

Net (loss) income available to ordinary shareholders	(234,225)	290,797	(655,459)

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

Condensed Statements of Cash Flows

	Year Ended December 31, 2009	Year Ended December 31, 2010	Year ended December 31, 2011
Cash flows from operating activities
Net (loss) income	(234,225)	290,797	(655,459)
Adjustments to reconcile net income to net cash used in operating activities:
Amortization of convertible senior notes issuance costs and debt discount	9,456	10,174	5,456
Equity in loss (earnings) from subsidiaries	202,420	(318,986)	609,848
Compensation revenue	0	0	(4,534)
Gains on repurchase of convertible senior notes and RMB-denominated US$-settled senior notes	0	0	(4,831)
Others	0	(193)	0
Changes in operating assets/liabilities:
Due from subsidiaries	(8,790)	97,008	(53,515)
Due from an affiliate	0	0	(25,775)
Due to subsidiaries	10,568	176,052	47,223
Other assets/liabilities	11,646	(10,162)	6,895

Net cash (used in) provided by operating activities	(8,925)	244,690	(74,692)

Cash flows from investing activities
Investment in subsidiaries	(131,462)	(262,253)	(377,015)

Net cash used in investing activities	(131,462)	(262,253)	(377,015)

Cash flows from financing activities
Proceeds from related party borrowings	29,050	20,173	447,286
Proceeds from bank borrowings	0	0	29,800
Proceeds from issuance of ordinary shares	111,800	18,029	167,329
Payment of expenses relating to issuance of ordinary shares and convertible senior notes and RMB-denominated US$-settled senior notes	0	(4,894)	(5,749)
Payment of repurchase of ordinary shares	0	0	(110,559)
Proceeds from issuance of RMB-denominated US$-settled senior notes	0	0	258,657
Proceeds from private placements of ordinary shares	0	0	25,790
Payment for repurchase of RMB-denominated US$-settled senior notes	0	0	(8,223)
Payment of convertible senior notes redemption	0	(7,719)	(364,765)

Net cash provided by financing activities	140,850	25,589	439,566

Effect of foreign currency exchange rate changes on cash and cash equivalents	0	0	10,614
Net (decrease) increase in cash and cash equivalents	463	8,026	(1,527)
Cash and cash equivalents at beginning of year	167	630	8,656

Cash and cash equivalents at end of year	630	8,656	7,129

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

(29)	FAIR VALUE MEASUREMENTS

Management used the following methods and assumptions to estimate the fair value of financial instruments at the relevant balance sheet date:

•

Short-term financial instruments (cash equivalents, pledged bank deposits, trade accounts receivable and payable, bills receivable and payable, short-term bank borrowings, and accrued liabilities) – cost approximates fair value because of the short maturity period.

•

Long-term bank borrowings – fair value is based on the amount of future cash flows associated with each debt instrument discounted at the Group’s current borrowing rate for similar debt instruments of comparable terms. The carrying values of the long-term borrowings approximate their fair values as all the long-term debt carries variable interest rates which approximate rates currently offered by the Company’s bankers for similar debt instruments of comparable maturities.

•	Convertible senior notes – the estimated fair value was US$15,783 as of December 31, 2011 and was based on the quoted market price in an active market.

•	RMB-denominated US$-settled senior notes – the estimated fair value was US$136,727 as of December 31, 2011 and was based on the quoted market price in an active market.

•	Long-term PRC notes – the estimated fair value was US$79,255 as of December 31, 2011 and was based on the quoted market price in an active market.

•	Available-for-sale equity security of JYT – fair value is based on the quoted price of the share of JYT and adjusted by a 25% discount to reflect the sale restriction.

The table below presents the assets and liabilities measured at fair value on a recurring basis as of December 31, 2011, segregated by the level in the fair value hierarchy within which those measurements fall.

	Carrying amount at December 31, 2011	Fair value at December 31, 2011	Fair value measurements using
			Level 1	Level 2	Level 3
Asset:
Available-for-sale equity security of JYT	10,265	10,265	0	10,265	0

The following table presents fair value measurements of assets and liabilities that are measured at fair value on a nonrecurring basis as of December 31, 2011:

Description	Year ended December 31, 2011	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total gains (losses)
Derivative liability of preferred share performance compensation	0	0	0	0	0

(30)	DERIVATIVE FINANCIAL INSTRUMENTS

The Group is exposed to certain risks relating to its ongoing business operation in the PRC. The primary risks are foreign currencies risks and interest rate risks, which are managed by using derivative instruments.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

The Company’s principal operating subsidiaries are located in the PRC with the Renminbi being their functional currency. The Company’s PRC operating subsidiaries make sales, purchases and capital expenditures and obtain bank borrowings in currencies other than Renminbi, which primarily are in U.S. dollars. Historically, the required payments in U.S. dollars resulting from purchases, capital expenditure and bank borrowings have exceeded receipts in U.S. dollars resulting from sales. Any appreciation of the U.S. dollar against the Renminbi will generally result in foreign exchange losses and adversely affect the Group’s net income. With an aim to reduce its risk exposure, the Company will, on a selected basis, enter into forward contracts with the same financial institutions to forward purchase U.S. dollars when it obtains certain bank borrowings denominated in U.S. dollars through its PRC operating subsidiaries. During the year ended December 31, 2010, the Group entered into foreign exchange forward contracts with notional amount of US$35,000 against its U.S. denominated receivables, foreign exchange forward contracts with notional amount of EUR2,000 against its Euro denominated receivable and US$35,000 against its U.S. denominated payables. During the year ended December 31, 2011, the Group entered into foreign exchange forward contracts with notional amount of EUR5,000 against its Euro denominated receivables.

The Group’s exposure to the risk of changes in market interest rates primarily relates to its bank borrowings. To finance its business operation and expansion, the Company’s PRC operating subsidiaries will obtain short-term and long-term bank borrowings. As of December 31, 2011, the Group had outstanding bank borrowings of US$2,922,455 in total, of which US$1,177,409 carry variable interest rates with effective interest rates ranging from 3.081% to 9.250% per annum as of December 31, 2011. Interest expenses on these bank borrowings may increase as a result of change in market interest rates. With an aim to reduce its interest rate exposure, the Group will, from time to time, enter into interest rate swap contracts with financial institutions in the PRC. During the years ended December 31, 2010 and 2011, the Group did not enter into any interest rate swap contract.

The derivative instruments relating to the foreign exchange forward contracts entered by the Group did not meet the conditions specified to qualify for hedge accounting. These derivative financial instruments are initially recognized in the balance sheet at fair value and subsequently re-measured to their fair value with changes in fair value included in determination of net income (loss).

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

The location and fair value amounts of derivative instruments reported in the consolidated balance sheets as of December 31, 2010 and 2011 are as follows:

	Asset derivatives				Liability derivatives
	December 31, 2010		December 31, 2011		December 31, 2010		December 31, 2011
	Balance sheet location	Fair value	Balance sheet location	Fair value	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives not designated as hedging instruments under ASC 815

– Foreign exchange forward contracts	Other current assets	735	0	0	0	0	0	0
– Non-deliverable foreign exchange forward contract	0	0	0	0	Other financial liabilities	(154)	0	0
– Derivative liability of preferred share performance compensation	0	0	0	0	0	0	0	0

Total derivatives		735		0		(154)		0

The effect of derivative instruments on the consolidated statements of operations for the years ended December 31, 2010 and 2011 are as follows:

		Amount of gain recognized in income on derivatives
Derivatives not designated as hedging instruments under ASC 815	Location of gain recognized in income on derivatives	Year ended December 31
		2010	2011
Foreign exchange forward contracts	Foreign currency exchange gain(loss), net	543	(581)
Derivative liability of preferred share performance compensation	0	0	0

Total		543	(581)

The Group’s derivatives instruments outstanding as of December 31, 2011 do not contain any credit-risk-related contingent features.