Form 20-F/A
period 2011-12-31
LDK Solar Co., Ltd.
filed 2012-05-30
CIK 1385424

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

We are filing this Amendment No. 1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2011, or our 2011 Annual Report, which we filed with the Securities and Exchange Commission, or the SEC, on May 15, 2012, for the sole purpose of (i) furnishing the Interactive Data File as Exhibit 101 to our 2011 Annual Report in accordance with Rule 405 of Regulation S-T of the SEC, and (ii) making the corrections to our 2011 Annual Report described in the following paragraph.

In our preparation of the Interactive Data File disclosure in Exhibit 101 to our 2011 Annual Report, we have noted and corrected an inadvertent error in our 2011 Annual Report relating to the gross loss for our other PV products segment for the year ended December 31, 2011. Such gross loss should be $81,179,000, or $81.2 million, rather than $2,238,992,000, or $2,239.0 million, appearing respectively on page 93 of our 2011 Annual Report under “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Results of Operations” in our discussion of “Gross profit (loss)” and on page F-49 of our 2011 Annual Report under “Item 18. Financial Statements” in the table for the year ended December 31, 2011 for the “Gross profit (loss)” relating to “Other PV products segment.” The total amount of such “Gross profit (loss)” in the table on page F-49 of our 2011 Annual Report should also reflect the corrected amount accordingly, being negative $39,661 in thousands, rather than negative $2,197,474 in thousands. The corrected numbers are reflected in this Amendment No. 1 and the Interactive Data File disclosure that appears in Exhibit 101 to our 2011 Annual Report.

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of our 2011 Annual Report; nor does it reflect any other events that have occurred after the May 15, 2012 filing date of our 2011 Annual Report.

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

We recorded gross profit of $41.5 million for our polysilicon segment and gross loss of $81.2 million for our other PV products segment for the year ended December 31, 2011, compared to gross profit of $21.0 million for our polysilicon segment and $536.9 million for our other PV products segment for the year ended December 31, 2010. The above gross profit (loss) has excluded the profit (loss) resulting from our inter-segment sales between the polysilicon segment and other PV products segment. The increase in gross profit for our polysilicon segment was mainly attributable to the increase in shipments, partially offset by the decrease in average selling price of the polysilicon during the year. The decrease in gross profit in our PV products segment was mainly attributable to the decrease in average selling price for our PV products and the recognition of inventory write-down and provision for loss on firm purchase commitment during the year ended December 31, 2011.

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

4.16

Investment Agreement, dated as of December 31, 2011, by and among the registrant, LDK Solar Germany Holding GmbH and Sunways AG, among others, incorporated by reference to Exhibit 4.16 to our annual report for the year 2011 on Form 20-F filed with the SEC (File Number: 001-33464) on May 15, 2012.

8	List of subsidiaries, incorporated by reference to Exhibit 8 to our annual report for the year 2011 on Form 20-F filed with the SEC (File Number: 001-33464) on May 15, 2012.

11	Code of Ethics of the registrant, incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 filed with the filed with the SEC (File Number: 333-142881).

12.1	Certification of the principal executive officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002, incorporated by reference to Exhibit 12.1 to our annual report for the year 2011 on Form 20-F filed with the SEC (File Number: 001-33464) on May 15, 2012.

12.2	Certification of the principal financial officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002, incorporated by reference to Exhibit 12.2 to our annual report for the year 2011 on Form 20-F filed with the SEC (File Number: 001-33464) on May 15, 2012.

13.1	Certification of the principal executive officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002, incorporated by reference to Exhibit 13.1 to our annual report for the year 2011 on Form 20-F filed with the SEC (File Number: 001-33464) on May 15, 2012.

13.2	Certification of the principal financial officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002, incorporated by reference to Exhibit 13.2 to our annual report for the year 2011 on Form 20-F filed with the SEC (File Number: 001-33464) on May 15, 2012.

15.1	Consent of Independent Registered Public Accounting Firm.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Annual Report on Form 20-F for the fiscal year ended December 31, 2011 on its behalf.

LDK Solar Co., Ltd.

By:	/s/ Xiaofeng Peng
	Name:	Xiaofeng Peng
	Title:	Chairman & Chief Executive Officer

By:	/s/ Jack Lai
	Name:	Jack Lai
	Title:	Chief Financial Officer

Date: May 30, 2012

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

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

The following table summarizes the Company’s revenues generated from each segment:

	Year Ended December 31, 2009
	Polysilicon segment	Other PV products segment	Elimination	Total
Net sales	18,064	1,095,958	(15,984)	1,098,038
Depreciation	(2,111)	(60,447)	0	(62,558)
Inventory write-downs	0	(180,213)	0	(180,213)
Gross profit (loss)	3,169	(114,688)	(2,064)	(113,583)

	Year Ended December 31, 2010
	Polysilicon segment	Other PV products segment	Elimination	Total
Net sales	272,791	2,425,874	(189,318)	2,509,347
Depreciation	(67,733)	(82,598)	0	(150,331)
Inventory write-downs	0	(6,113)	0	(6,113)
Gross profit (loss)	60,707	536,850	(39,722)	557,835

	Year Ended December 31, 2011
	Polysilicon segment	Other PV products segment	Elimination	Total
Net sales	599,208	2,012,180	(453,575)	2,157,813
Depreciation	(99,423)	(112,099)	0	(211,522)
Inventory write-downs	(743)	(304,432)	0	(305,175)
Gross profit (loss)	208,972	(81,179)	(167,454)	(39,661)

The following table summarizes the Group’s net revenues, based on the geographic location of the customers:

	Year ended December 31, 2009	Year ended December 31, 2010	Year ended December 31, 2011
Mainland China	274,019	858,988	833,387
Europe excluding Germany	57,944	380,339	437,616
Asia Pacific excluding mainland China and Taiwan	198,484	306,072	320,285
Taiwan	354,126	260,100	251,040
Germany	165,891	512,464	181,915
North America	47,574	191,384	133,570

Total net revenue	1,098,038	2,509,347	2,157,813

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

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

The location and fair value amounts of derivative instruments reported in the consolidated balance sheets as of December 31, 2010 and 2011 are as follows:

	Asset derivatives				Liability derivatives
	December 31, 2010		December 31, 2011		December 31, 2010		December 31, 2011
	Balance sheet location	Fair value	Balance sheet location	Fair value	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives not designated as hedging instruments under ASC 815

– Foreign exchange forward contracts	Other current assets	735	0	0	0	0	0	0
– Non-deliverable foreign exchange forward contract	0	0	0	0	Other financial liabilities	(154)	0	0
– Derivative liability of preferred share performance compensation	0	0	0	0	0	0	0	0

Total derivatives		735		0		(154)		0

The effect of derivative instruments on the consolidated statements of operations for the years ended December 31, 2010 and 2011 are as follows:

		Amount of gain recognized in income on derivatives
Derivatives not designated as hedging instruments under ASC 815	Location of gain recognized in income on derivatives	Year ended December 31
		2010	2011
Foreign exchange forward contracts	Foreign currency exchange gain(loss), net	543	(581)
Derivative liability of preferred share performance compensation	0	0	0

Total		543	(581)

The Group’s derivatives instruments outstanding as of December 31, 2011 do not contain any credit-risk-related contingent features.

EXHIBIT INDEX

Exhibit	Description

15.1	Consent of Independent Registered Public Accounting Firm

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

XBRL (eXtensible Business Reporting Language) information contained in Exhibit 101 listed above is furnished to the Securities and Exchange Commission, is deemed not filed or a part of a registration statement or prospectus for purposes of Section 11 or 12 of the Securities Act of 1933, as amended, is deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise is not subject to liability under these sections.