Form 20-F/A
period 2011-12-31
LDK Solar Co., Ltd.
filed 2012-08-21
CIK 1385424

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

(Amendment No. 2)

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

We are filing this Amendment No. 2 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2011 filed with the Securities and Exchange Commission, or the SEC, on May 15, 2012, as amended by an Amendment No. 1 filed with the SEC on May 30, 2012, or our 2011 Annual Report, for the sole purpose of including the certifications of our principal executive officer and principal financial officer pursuant to Section 302 and Section 906 of Sarbanes-Oxley Act of 2002 for our 2011 Annual Report. Other than as expressly set forth above, this Amendment No. 2 does not, and does not purport to, amend, update or restate any other information in our 2011 Annual Report; nor does it reflect any other events that have occurred after the May 15, 2012 filing date of our 2011 Annual Report.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 to its Annual Report on Form 20-F for the fiscal year ended December 31, 2011 on its behalf.

LDK Solar Co., Ltd.

By:	/s/ Xiaofeng Peng
	Name:	Xiaofeng Peng
	Title:	Chairman & Chief Executive Officer

By:	/s/ Jack Lai
	Name:	Jack Lai
	Title:	Chief Financial Officer

Date: August 21, 2012

EXHIBIT INDEX

Exhibit	Description

12.1	Certification of the principal executive officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002.

12.2	Certification of the principal financial officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002.

13.1	Certification of the principal executive officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

13.2	Certification of the principal financial officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.