Form 20-F
period 2012-12-31
LDK Solar Co., Ltd.
filed 2013-05-13
CIK 1385424

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934:

For the fiscal year ended December 31, 2012

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 158,826,297 ordinary shares, par value $0.10 per share.

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

We measure our wafer production capacity in megawatts, or MW, representing 1,000,000 watts, or in gigawatts, or GW, representing 1,000 MW, each a unit of power-generating capacity. For purposes of this annual report, we have assumed an average photovoltaic, or PV, conversion efficiency rate of 15.3% for our multicrystalline wafers and cells and modules using our multicrystalline wafers prior to January 1, 2011, 16.5% for our multicrystalline wafers and cells and modules using our multicrystalline wafers from January 1, 2011 and prior to January 1, 2013 and 17.2% for our multicrystalline wafers and cells and modules using our multicrystalline wafers since January 1, 2013. The conversion efficiency rate of a PV cell is the percentage of light energy from the sun that the cell converts into electrical energy. This conversion efficiency rate is estimated based on feedback from our selected customers and is highly dependent on the solar cell and module production processes of these customers. Based on this conversion efficiency rate, we have further assumed that, with respect to our wafers, each 125 by 125 millimeters, or mm, wafer we produce generates approximately 2.4 watts of power prior to January 1, 2011 and 2.6 watts of power since that date; each 150 by 150 mm wafer we produce generates approximately 3.4 watts of power prior to January 1, 2011 and 3.7 watts of power since that date; and each 156 by 156 mm wafer we produce generates approximately 3.8 watts of power prior to January 1, 2011, 4.1 watts from January 1, 2011 and prior to January 1, 2013 and 4.2 watts of power since from January 1, 2013.

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

For the purpose of this annual report, geographical references to “China” and “Chinese” are to the People’s Republic of China and do not include the Hong Kong Special Administrative Region, or Hong Kong, the Macau Special Administrative Region, or Macau, and Taiwan. References to “provinces” of China are to provinces or municipalities under direct administration of the Chinese central government and provincial-level autonomous regions of China.

For the purpose of this annual report, the total number of our shares issued and outstanding as of December 31, 2012 included 6,345,450 American depositary shares, or ADSs, each representing one ordinary share, par value $0.10 each, in our share capital, which were the subject of the prepaid forward contracts we entered into in connection with our issuance in April 2008 of the 4.75% convertible senior notes due April 2013, or the 2013 convertible notes. The total number of our issued and outstanding shares as of the date of this annual report, however, excludes these 6,345,450 ADSs and the underlying shares, as they are regarded as issued but not outstanding because the relevant prepaid forward contracts have been, or are being, terminated.

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

EXCHANGE RATE INFORMATION

We conduct substantially all of our business operations in China with a substantial portion of our sales denominated in Renminbi, while a significant portion of our costs and expenses is denominated in U.S. dollars. We make periodic reports to our shareholders in U.S. dollars. For our operations whose functional currency is not the U.S. dollar, we translate assets and liabilities using exchange rates in effect at each period end and we use the average exchange rates of the period for the statement of operations. We make no representation that any amounts in Renminbi or U.S. dollars could be or could have been converted into each other at any particular rate or at all. The Chinese government imposes controls over its foreign exchange in part through regulation of the conversion between Renminbi and foreign currencies as we have disclosed in “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company and Our Industry — Fluctuations in exchange rates could adversely affect our business” and “— Risks Relating to Business Operations in China — Changes in foreign exchange and foreign investment regulations in China may affect our ability to invest in China and the ability of our Chinese subsidiaries to pay dividends and service debts in foreign currencies” in this annual report.

The following table sets forth, for the periods indicated, noon buying rates for U.S. dollars in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York, which are published weekly by the Federal Reserve Board:

	Noon Buying Rate
Period	Period End	Average	High	Low
	(Renminbi per $1.00)
2008	6.8225	6.9477	7.2946	6.7800
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.0000
2011	6.2939	6.4496	6.6017	6.3187
2012	6.2301	6.3903	6.3879	6.2221
November	6.2265	6.2338	6.2454	6.2221
December	6.2301	6.2328	6.2502	6.2251
2013
January	6.2186	6.2215	6.2303	6.2134
February	6.2213	6.2323	6.2438	6.2213
March	6.2108	6.2154	6.2246	6.2105
April	6.1647	6.1883	6.2078	6.1647

Annual averages in the above table are calculated by averaging the noon buying rates on the last business day of each month during the year. Monthly averages are calculated by averaging the noon buying rates for all days during the month or the elapsed portion thereof.

On May 3, 2013, the noon buying rate for U.S. dollars in effect in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 = Rmb 6.1555.

FORWARD-LOOKING STATEMENTS

This annual report includes “forward-looking statements” within the meaning of, and intended to qualify for the safe harbor from liability established by, the United States Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, especially under the current and on-going deteriorating PV market conditions and overall global economic slowdown. Some of the risks are listed under “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report. In some cases, you can identify these forward-looking statements by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” “would,” or similar expressions, including their negatives. These forward-looking statements include, without limitation, statements relating to:

•	our goals and strategies;

•	impact and likely consequences of the current and on-going deteriorating PV market and overall global economic slowdown on the PV market and on our businesses;

•	our future business development, results of operations and financial condition;

•	our plans to expand our production capacity of PV products;

•	expected growth of and changes in the PV industry, solar power industry and renewable energy industry;

•	our ability to maintain and strengthen our position as a leading vertically integrated manufacturer of PV products;

•	our ability to maintain a strong relationship with any particular supplier or customer;

•	effect of competition on demand for and price of our products;

•	determination of the fair value of our ordinary shares and ADSs;

•	any government subsidies and economic incentives to us or to the PV industry;

•	Chinese governmental policies regarding foreign investments;

•	our contemplated equity offerings and debt re-financings; and

•	risks identified under “Item 3. Key Information — D. Risk Factors” in this annual report.

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

The following selected consolidated statement of operations data (other than ADS data) and selected consolidated statement of cash flows data for the years ended December 31, 2010, 2011 and 2012 and the selected consolidated balance sheet data as of December 31, 2011 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations data (other than ADS data) and selected consolidated statements of cash flows data for the years ended December 31, 2008 and 2009 and the selected consolidated balance sheet data as of December 31, 2008, 2009 and 2010 are derived from our audited consolidated financial statements not included in this annual report. You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects” in this annual report. We have prepared our consolidated financial statements in accordance with generally accepted accounting principles, or GAAP, in the United States, or U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period.

We were incorporated in the Cayman Islands on May 1, 2006 as the holding company for, and currently conduct our operations mainly through, subsidiaries in China, including Jiangxi LDK Solar Hi-Tech Co., Ltd., or Jiangxi LDK Solar, Jiangxi LDK PV Silicon Technology Co., Ltd., or Jiangxi LDK Silicon, Jiangxi LDK Solar Polysilicon Co., Ltd., or Jiangxi LDK Polysilicon, LDK Solar Hi-Tech (Nanchang) Co., Ltd., or LDK Nanchang, LDK Solar Hi-Tech (Suzhou) Co., Ltd., or LDK Suzhou, and LDK Solar Hi-Tech (Xinyu) Co., Ltd., or LDK Xinyu.

The following table presents our selected consolidated statement of operations data for the periods specified.

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(In thousands, except per share and per ADS data)
Consolidated Statement of Operations Data
Net sales	$1,643,495	$1,098,038	$2,509,347	$2,157,813	$862,882
Inventory write-downs	(311,999)	(180,213)	(6,113)	(305,175)	(180,900)
Gross profit (loss) (1)	88,356	(113,583)	557,835	(39,661)	(352,592)
(Provision) reversal of provision for doubtful recoveries of prepayments to suppliers and trade accounts receivable	(20,582)	(22,425)	(3,872)	(174,315)	1,210
Loss for write-down of assets held for sale to fair value less cost to sell	—	—	—	—	(74,178)
Impairment loss for intangible assets	—	—	—	—	(25,255)
Impairment loss for property, plant and equipment	—	—	—	—	(109,027)
Income (loss) from operations (2)	8,990	(230,132)	434,917	(460,246)	(807,749)
Interest expense and amortization of debt issuance costs and debt discount (3)	(38,162)	(50,068)	(95,012)	(189,938)	(258,971)
Government subsidy	19,665	26,927	5,625	33,698	4,242
Change in fair value of prepaid forward contracts	60,028	—	—	—	—
Earnings (loss) before income taxes	71,547	(254,908)	362,677	(604,813)	(1,043,215)

Net income (loss) (4)	$66,408	$(233,996)	$296,467	$(608,954)	$(1,052,059)

(Earnings) loss attributable to non-controlling interests	—	(229)	(5,670)	(393)	39,125
(Earnings) loss attributable to redeemable non-controlling interests	—	—	—	(11,522)	41,963

Net income (loss) attributable to our shareholders	66,408	(234,225)	290,797	(620,869)	(970,971)
Accretion to redemption value of redeemable non-controlling interests	—	—	—	(34,590)	(153,984)

Net income (loss) available to our shareholders (4)	$66,408	$(234,225)	$290,797	$(655,459)	$(1,124,955)

Earnings (loss) per ordinary share (4)
Basic	$0.63	$(2.18)	$2.32	$(4.90)	$(8.62)
Diluted	$0.61	$(2.18)	$2.27	$(4.90)	$(8.62)
Earnings (loss) per ADS (5)
Basic	$0.63	$(2.18)	$2.32	$(4.90)	$(8.62)
Diluted	$0.61	$(2.18)	$2.27	$(4.90)	$(8.62)
Ordinary shares used in computation
Basic	104,994	107,238	125,581	133,807	130,492
Diluted	109,240	107,238	136,568	133,807	130,492

(1)	Gross profit (loss) for the years ended December 31, 2008, 2009, 2010, 2011 and 2012 reflected $3,667,000, $3,381,000, $2,783,000, $1,881,000 and $1,323,000 of share-based compensation expense allocated to cost of goods sold, respectively.
(2)	Income (loss) from operations for the years ended December 31, 2008, 2009, 2010, 2011 and 2012 reflected $16,614,000, $14,212,000, $11,044,000, $9,927,000 and $8,904,000 of share-based compensation expense, respectively.

(3)	Interest expense for the years ended December 31, 2008, 2009, 2010, 2011 and 2012 included $14,019,000, $14,574,000, $19,278,000, $7,690,000 and $2,161,000, respectively, related to interest and the amortization of issuance costs and debt discount of our 2013 convertible notes.
(4)	Our Chinese subsidiary, Jiangxi LDK Solar, is entitled to a tax holiday of two-year full tax exemption followed by three-year 50% reduction in the income tax rate starting from 2006 under the then effective tax rules and regulations. Such tax holiday is grandfathered by the Chinese Enterprise Income Tax Law effective since January 1, 2008 and its relevant regulations. Without this tax holiday, our income tax expense would have increased and our net income and net income available to our shareholders would have been reduced by approximately $44,561,000 for the year ended December 31, 2010. Our basic earnings per share would have been reduced by $0.35 for the year ended December 31, 2010, and our diluted earnings per share would have been reduced by $0.33 for the year ended December 31, 2010. As Jiangxi LDK Solar incurred loss for the years ended December 31, 2009 and 2011, the above mentioned tax holiday had no impact on our income tax expense, net loss, net loss available to our shareholders, basic loss per share and diluted loss per share for the years ended December 31, 2009 and 2011.
(5)	“ADS” refers to any of our American depository shares, each representing one ordinary share.

The following table presents our selected consolidated balance sheet data as of the dates specified.

	As of December 31,
	2008	2009	2010	2011	2012
	(In thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$255,523	$384,761	$202,127	$244,072	$98,283
Pledged bank deposits	83,383	68,913	503,721	565,062	167,185
Inventories	616,901	432,193	474,612	654,947	270,812
Trade accounts and bills receivable, net	97,808	217,892	384,265	491,407	162,210
Prepayments to suppliers, net	71,214	40,784	112,448	28,178	18,402
Total current assets	1,237,642	1,386,445	1,975,421	2,350,922	1,442,724
Property, plant and equipment, net	1,697,203	2,608,725	2,993,213	3,872,361	3,087,293
Deposits for purchases of property, plant and equipment and land use right	233,296	32,529	144,298	151,701	159,277
Inventories to be processed beyond one year	—	10,947	13,024	—	—
Prepayments to suppliers expected to be utilized beyond one year	33,617	26,482	14,318	11,153	7,978
Total assets	3,373,372	4,384,209	5,492,157	6,853,861	5,024,214
Short-term borrowings and current installments of long-term borrowings	666,200	980,359	1,501,588	2,032,023	2,391,327
Advance payments from customers, current installments	256,411	199,075	196,812	210,412	131,847
Convertible senior notes, less debt discount	—	—	355,445	—	23,779
Total current liabilities	1,510,955	2,220,026	3,577,822	4,450,317	4,587,681
Long-term borrowings, excluding current installments	154,252	408,062	604,495	890,432	30,000
Advance payments from customers — non-current	487,577	177,773	148,022	121,740	43,700
Other payable due to customers	—	172,848	752	—	—
Convertible senior notes, less debt discount	385,685	391,642	34,658	23,733	—
Rmb-denominated US$-settled senior notes, less debt discount	—	—	—	258,827	259,513
Total liabilities	2,583,505	3,507,273	4,472,419	6,009,243	5,203,684
Redeemable non-controlling interests	—	—	—	219,694	323,294
Ordinary shares	11,311	12,977	13,295	13,352	15,883
Non-controlling interests	—	37,511	498	15,008	(18,418)
Total equity	$789,867	$876,936	$1,019,738	$624,924	$(502,764)

The following table sets forth our selected consolidated statement of cash flows data for the periods specified:

	Year Ended December 31,
	2008	2009	2010	2011	2012
	(In thousands)
Consolidated Statement of Cash Flows Data

Net cash provided by (used in) operating activities	$333,061	$18,614	$559,993	$(286,968)	$39,916
Net cash used in investing activities	(1,247,174)	(797,315)	(929,118)	(816,044)	(57,602)
Net cash provided by (used in) financing activities	$1,087,698	$907,315	$180,388	$1,138,499	$(128,586)

The following table sets forth our other selected financial and operating data for the periods specified.

	Year Ended December 31,
	2008	2009	2010	2011	2012
Other Financial and Operating Data
Gross margin (1)	5.4%	(10.3)%	22.2%	(1.8)%	(40.86)%
Operating margin (1)	0.5	(21.0)	17.3	(21.3)	(93.61)
Net margin (1)	4.0%	(21.3)%	11.8%	(28.2)%	(121.92)%
Polysilicon production (in MT)	—	225	5,052	10,455	2,520
Average polysilicon selling price (per kilogram)	$—	$—	$59.64	$56.46	$26.05
Wafers sold (in MW)	636.3	898.1	1,717.6	1,540.7	896.1
Average wafer selling price (per watt)	$2.35	$1.05	$0.89	$0.67	$0.28
Modules sold (in MW)	—	32.7	346.1	551.0	371.3
Average module selling price (per watt)	$—	$1.81	$1.83	$1.31	$0.74

(1)	Gross margin, operating margin and net margin represent gross profit (loss), income (loss) from operations and net income (loss), respectively, divided by net sales.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

Investment in our securities including our ADSs and shares involves a high degree of risk. You should consider carefully the following risks and uncertainties, together with other information contained in this annual report, before you decide whether to buy or hold our securities.

Risks Relating to Our Company and Our Industry

We are operating with a significant working capital deficit and are restricted from incurring additional indebtedness; these conditions raise substantial doubt as to our ability to continue as a going concern.

We had a working capital deficit (being our total consolidated current liabilities exceeding our total consolidated current assets) of $1,602.4 million, $2,099.4 million and $3,145.0 million as of December 31, 2010, 2011 and 2012. We also have a deficit in total equity of $502.8 million as of December 31, 2012. We incurred a net loss of $609.0 million and $1,052.1 million in 2011 and 2012, respectively, although we generated a net profit of $296.5 million in 2010. As of December 31, 2012, we had cash and cash equivalents of $98.3 million, with the majority of our cash and cash equivalents held by our subsidiaries in China. In addition, as of December 31, 2012, our total liabilities amounted to $5,203.7 million, with outstanding short-term borrowings (including current installments of long-term borrowings) of $2,391.3 million and outstanding long-term borrowings (excluding current installments) of $30.0 million, most of which were the obligations of our subsidiaries in China.

We had a net deficit in working capital as of December 31, 2011 and 2012 and a deficit in total equity as of December 31, 2012. We are also restricted from incurring additional indebtedness because we have not met the Consolidated Fixed Charge Coverage Ratio under our 2014 senior notes. In addition, the holders of 240 million series A redeemable convertible preferred shares, par value $0.10 each, or the LDK Silicon preferred shares of LDK Silicon & Chemical Technology Co., Ltd., our wholly owned subsidiary incorporated under the laws of the Cayman Islands, or LDK Silicon, hold certain redemption rights. These conditions raise substantial doubt about our ability to continue as a going concern. This uncertainty may create additional concerns for our creditors, suppliers, customers and other counterparties, which may make it more difficult for us to conduct our business and meet our debt and other obligations. Moreover, our consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty; and the adjustments could be substantial.

Due to the current and on-going deteriorating PV market conditions and overall global economic slowdown, we have scaled back certain of our businesses. The significant uncertainties regarding the sustainability of the PV market in the current macroeconomic environment are likely to continue to adversely impact demand for our products. In order to ramp up our production to levels consistent with expected demand and to position ourselves to regain profitability, in addition to refinancing or renewals of all of our outstanding short-term debt, we will need new external financing for our cash requirements, including for:

•

the purchase of raw materials and payments for utilities, labor and operating expenses for the ramp-up of our production of polysilicon, solar wafers, solar cells and solar modules and to fund engineering, procurement and construction, or EPC (or construction contract) services and solar farm projects in order to position ourselves to generate positive cash flow to the extent permitted by market conditions;

•

expenditures to debottleneck our polysilicon production facilities, including the installation and construction of hydrochlorination facilities and other improvement projects at our polysilicon facilities;

•	the payment of outstanding payables, interest expenses, research and development expenses and miscellaneous operating expenses; and

•	the purchase of additional equipment and construction expenditures to improve the efficiency of our solar wafer, cell and module facilities.

We were unable to meet our “Consolidated Fixed Charge Coverage Ratio,” as defined in the indenture governing our 2014 senior notes, for the four most recent full fiscal quarters ended December 31, 2012. In addition, as many of our debt incurrence covenants are capped at a percentage of our Total Assets, as defined in such indenture, our disposal of some of our assets and impairment of assets in recent periods reduced our Total Assets and significantly reduced the total amount of debt we could incur under our debt incurrence covenants, including for Capitalized Lease Obligations, Purchase Money Indebtedness and Permitted Subsidiary Indebtedness, each as defined in such indenture. Toward the end of 2012, we launched and successfully obtained the requisite consents from holders of our Rmb-denominated US$-settled 10% senior notes due 2014, or the 2014 senior notes, to amend and supplement the terms and conditions relating to our 2014 senior notes, as more fully described in “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Key Factors Affecting Our Results of Operations — Ability to seek additional financing for our operations and to execute our liquidity plan.” As we indicated in our consent solicitation statement relating to our 2014 senior notes, or the consent solicitation statement, subsequent to the amendment and supplement to the terms and conditions of our 2014 senior notes, we have to take further measures to restructure our balance sheet and strengthen our overall capital and working capital position. In particular, we have formulated a liquidity plan as summarized under “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Key Factors Affecting Our Results of Operations — Ability to seek additional financing for our operations and to execute our liquidity plan.” We cannot assure you that we will be able to successfully execute such liquidity plan. The amount of liquidity that we may need may be greater than currently anticipated as a result of additional factors and events beyond our control, such as protracted global economic slowdown, continued downturn in the global PV market, potential financial crises globally or in any region where we conduct a significant portion of our business, changes in the regulatory and business environments, including international trade-related sanctions, which may prevent us from operating normally or from effectively competing in the PV industry. All of these and other factors and occurrences may increase our cash requirements and make us unable to satisfy our liquidity requirements, and we may, as a result, be unable to continue as a going concern.

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

We now have, and will continue to have, a substantial amount of indebtedness. As of December 31, 2012, our total liabilities amounted to $5,203.7 million, with outstanding short-term borrowings (including current installments of long-term borrowings) of $2,391.3 million, and outstanding long-term borrowings (excluding current installments), including our 6.8% notes with an aggregate principal amount of Rmb 500 million due in 2014 that we issued in December 2011, or the PRC notes, of $109.5 million. Subsequent to December 31, 2012 and up to March 31, 2013, we have renewed short-term bank borrowings in the aggregate principal amount of $1,112.8 million. We may from time to time incur substantial additional indebtedness subject to the restrictions contained in our existing financing arrangements. If we or our subsidiaries incur additional debt, the risks that we face as a result of our indebtedness and leverage could intensify.

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

Because the majority of our indebtedness is short-term indebtedness, we may suffer a near-term liquidity problem if we are unable to refinance these borrowings as they become due. As of December 31, 2011 and 2012, our outstanding short-term borrowings (including current installments of long-term borrowings) were $2,032.0 million and $2,391.3 million, respectively, and our short-term borrowings (excluding the current portion of long-term borrowings) bore a weighted average interest rate of 6.24% and 6.05%, respectively. Generally, our short-term loans contain no specific renewal terms, although we have historically negotiated renewals of some of our loans shortly before they would mature. However, we cannot assure you that we will be able to renew our loans in the future as they mature. If we are unable to obtain renewals of any future loans or sufficient alternative funding on reasonable terms, we will have to repay these borrowings.

In addition to our debt, China Development Bank Capital Corporation Ltd., or CDB Capital, a wholly owned subsidiary of China Development Bank Corporation, or CDB, Excel Rise Holdings Limited and Prosper East Limited, investment funds affiliated with China Construction Bank Corporation, and Apollo Asia Investment Limited, an investment fund affiliated with Bank of China Limited, subscribed in June 2011 for the LDK Silicon preferred shares of LDK Silicon, which represented, on an as-if-converted basis, approximately 18.46% of the aggregate issued and outstanding share capital of LDK Silicon on a fully diluted basis, for an aggregate price of $240 million. Pursuant to the terms of the investment, the investors have the right to require us and/or LDK Silicon to redeem the LDK Silicon preferred shares at a redemption price equal to 100% of the subscription price plus a 23% investment internal rate of return if there should occur any material breach by us of the terms and conditions of the investment agreements prior to a qualified initial public offering by LDK Silicon or if LDK Silicon fails to complete such a qualified initial public offering by June 3, 2013. LDK Silicon is not currently intending to complete a qualified initial public offering by June 3, 2013. In addition, the articles of association of LDK Silicon mandate an annual dividend on a pro rata basis among all existing shareholders of LDK Silicon up to an amount of its retained earnings so that the holders of LDK Silicon preferred shares will receive at least $15 million of such dividend, to the extent the declaration and distribution of such dividend are permitted by applicable laws and by contractual obligations applicable to us.

Our ability to generate sufficient cash to satisfy our outstanding and future debt and other obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. We had negative operating cash flow of $287.0 million and positive operating cash flow of $39.9 million in the years ended December 31, 2011 and 2012, respectively. As such, we cannot assure you that we will have positive net cash flows from operating activities in the future. The Chinese government may also pass measures to tighten credit, including trade financing, available in the Chinese market. For example, in 2011, China’s central bank, the People’s Bank of China, or PBOC, raised its benchmark one-year lending rate by an aggregate of 75 basis points to 6.56%. In addition to the higher interest rate, PBOC increased the deposit reserve ratio requirements of China’s domestic lenders in 2012 from 18.5% to 21.0% for large banks and from 15.0% to 17.5% for small and medium-sized banks. Further and future monetary tightening measures in China as well as other monetary, fiscal and industrial policy changes by the Chinese government could materially affect the cost and availability of financing, our liquidity and access to capital, and our ability to operate our business.

In addition, the indenture governing our 2014 senior notes prohibits us from incurring additional indebtedness unless (i) we are able to satisfy certain financial ratios or (ii) we are able to incur such additional indebtedness pursuant to any of the exceptions to the financial ratio requirements, and meet other applicable restrictions, although the indenture governing our 2014 senior notes was amended in December 2012 to allow us greater flexibility in incurring additional indebtedness, subject to various terms and conditions. Some of our other financing arrangements also impose operating and financial restrictions on our business. You may find additional information under “Item 5. Operating and Financial Review and Prospects — F. Tabular Disclosure of Contractual Obligations” and “Item 10. Additional Information — C. Material Contracts.” These restrictions in the indenture governing our 2014 senior notes and our other financing arrangements may negatively affect our ability to react to changes in market conditions, take advantage of business opportunities we believe to be desirable, obtain future financing, fund required capital expenditures, or withstand a continuing or future downturn in our business or the general economy.

Our operations are restricted by the terms of our 2014 senior notes; if we are unable to comply with the restrictions and covenants in our debt agreements, including the indenture governing the 2014 senior notes, there could be a default under the terms of these agreements, which could cause repayment of our debt to be accelerated or the institution of insolvency proceedings.

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

Although these covenants were amended in December 2012 to allow us more flexibility in relation to our liquidity plan and to our incurrence of additional indebtedness, the covenants in our 2014 senior notes, as so amended and supplemented, continue to limit our ability to plan for or react to market conditions or to meet our capital needs. Our ability to comply with these covenants may be affected by events beyond our control, and we may have to curtail some of our operations and growth plans to maintain compliance. As we have disclosed in the risk factor entitled “— We have substantial existing indebtedness, in particular short-term indebtedness, and we may incur substantial additional indebtedness in the future subject to our compliance with the covenants and other requirements in our existing financing arrangements, which could adversely affect our financial condition and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations and we may not be able to refinance our current borrowings on terms that are acceptable to us, or at all,” our “Consolidated Fixed Charge Coverage Ratio,” as defined in the indenture governing our 2014 senior notes, has not met the required ratio of 2.5:1.0. As a result, we will not be able to incur any indebtedness until our “Consolidated Fixed Charge Coverage Ratio” significantly improves on the basis of our four most recent full fiscal quarters, other than pursuant to one of the permitted exceptions or exemptions, such as re-financing existing indebtedness, or otherwise permitted pursuant to the consent solicitation, subject to various terms and conditions. These factors raise substantial doubt as to our ability to continue as a going concern.

If we are unable to comply with the restrictions and covenants in the indenture governing our 2014 senior notes or our current or future debt obligations and other agreements, there could be a default under the terms of these agreements. In the event of a default under these agreements, the holders of our debt could terminate their commitments to lend to us, accelerate repayment of the debt and declare all the outstanding amounts due and payable or terminate the agreements, as the case may be. Furthermore, some of our debt agreements, including the indenture governing our 2014 senior notes, contain cross-acceleration or cross-default provisions. As a result, our default under one debt agreement may cause the acceleration of repayment of not only such debt but also other debt, including the 2014 senior notes, and result in a default under our other debt agreements, including the indenture governing our 2014 senior notes. For example, upon maturity of our 2013 convertible notes with an aggregate maturing principal amount of approximately $24 million, we were able to repay only a part of our indebtedness under such notes, and had to refinance a part of the maturing indebtedness with new loans or other means from some of the holders that we could find, each on an individual basis. Although our failure in repayment of a portion of the 2013 convertible notes upon their maturity has not triggered a cross-default of our other indebtedness, we cannot assure you that an overall cross-default will not occur as a result, despite our efforts in effecting further settlements subsequent to the maturity of our 2013 convertible notes. As of the date of this annual report, we have yet to locate, and settle with, the holders of our 2013 convertible notes with an aggregate principal amount of $2.2 million. If an overall cross-default event should occur, we cannot assure you that our assets and cash flow would be sufficient to repay in full all of our indebtedness, or that we would be able to find alternative financing. Even if we could obtain alternative financing, we cannot assure you that it would be on terms that are favorable or acceptable to us.

If we fail to comply with the undertakings and covenants under our loan agreements or obtain consents or waivers in respect of any breach of these undertakings and/or covenants, our financial condition, results of operations and business prospects may be materially and adversely affected.

Most of our long-term loan agreements and some of our short-term loan agreements between our Chinese operating subsidiaries and the various Chinese banks and financial institutions require the prior written consent of the lenders before we may undertake specified corporate actions or transactions, such as increasing debt financing, providing new guarantees, sale or disposal of major assets, pledge of assets, amending certain corporate registration records, and engaging in certain related-party transactions. Some of our loan agreements with commercial banks in China do not include any materiality threshold under these negative covenants. While we continue to negotiate with our Chinese commercial banks with a view to modifying their form loan agreements approved by their headquarters, we have been using a practice to bridge the timing gap between our operational needs and the banks’ internal procedures. For our operational needs, we seek financing in various ways, from time to time, and often with a short completion cycle. Before each such corporate action or transaction that needs the prior written consents of our lenders, we would typically orally communicate with our lenders and, to the extent the lenders could not provide the prior written consents as requested, would proceed with the corporate action or transaction with their prior oral consents, with the mutual understanding that such lenders would provide their written confirmations of consent as soon as they complete their internal procedures. Therefore, we have in such situations technically failed to comply with the requirements that we obtain prior written consents from our lenders prior to undertaking certain specified corporate actions or transactions. Most of our lenders have accepted our practice, have subsequently provided their written confirmations of consent in such situations, and have waived our past covenant breaches. But non-consenting lenders have the right to accelerate their loans in accordance with their loan agreements subject to our technical default although, to date, we have not received any notice of event of default or any notice to accelerate the maturity of any such loans from these lenders. As of December 31, 2012, all long-term borrowings repayable to these non-consenting banks have been classified as short-term borrowings. You may find additional disclosure in note (11)(a) of our consolidated financial statements beginning on page F-1.

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

Although the current consent-and-waiver procedures we have employed for our technical noncompliance under the current prevailing Chinese lending environment have not had any material adverse impact on our liquidity, we cannot assure you that we will not breach any material covenants or undertakings under our loan agreements and we will additionally be able to obtain consents or waivers from our lenders for such breaches. An event of default under our loan agreements may cause acceleration of the repayment of the indebtedness under the relevant loan agreements, which may in turn require us to repay the entire principal amounts, including interest accrued, of certain other existing indebtedness prior to their maturity under cross-default provisions in our existing loan agreements, including the indentures relating to our 2013 convertible notes and our 2014 senior notes. If we are required to repay a significant portion or all of our existing indebtedness prior to their maturity or if we are unable to borrow additional amounts under existing credit facilities, we may lack sufficient financial resources to make these payments or to fund our other cash requirements. Our lenders may also resort to judicial proceedings to enforce their rights. For example, we had indebtedness in the aggregate principal amount of approximately Rmb 106.7 million outstanding under certain bank acceptance notes issued by a lender in Shanghai. In August 2012, the lender filed a lawsuit at a court in China with respect to amounts due under these bank acceptance notes. Under the auspices of the court, we reached a settlement with the lender. Pursuant to the court-mediated settlement agreement, we will repay the lender all the outstanding principal together with interest before December 31, 2013 under an agreed schedule. As a part of the agreement, we will not be construed as having committed any default or event of default under our financing arrangement with the lender.

In line with our operating strategy under the current market conditions, we have in recent months been in discussions with our onshore and offshore lenders as well as the various Chinese local governmental entities in an attempt to secure extensions for repayments on maturing indebtedness and to secure appropriate re-financing, back-up financing and additional financing in anticipation of our maturing indebtedness and our anticipated capital expenditures and working capital needs. If we fail in such negotiations, or fail to comply with the undertakings and covenants under our loan agreements or obtain consents or waivers in respect of any breach of these undertakings and/or covenants, there would be disastrous consequences, and our financial condition, results of operations and business prospects may be materially and adversely affected.

We require a significant amount of cash to fund our planned future capital expenditure requirements and working capital needs; if we cannot obtain additional sources of liquidity when we need it, our growth prospects and future profitability may be materially and adversely affected.

We produce polysilicon in two plants, Xiacun Plant, located at Yushui Xiacun Industrial Park in Xinyu City, and Mahong Plant, located at Xinyu Hi-Tech Industrial Park. As of December 31, 2012, our total polysilicon annual production capacity was approximately 17,000 MT, representing contributions of approximately 1,200 MT from our Xiacun Plant and approximately 15,800 MT from our Mahong Plant. In early 2011, in order to make our polysilicon production more efficient and to lower our production cost, we began to implement debottlenecking improvements by installing hydrochlorination facilities at both our Xiacun Plant and Mahong Plant, which would streamline our productions and further increase our aggregate annualized installed production capacity at our polysilicon plants. As further described under “Item 4. Information on the Company — Our Products and Services — Polysilicon Production — Debottlenecking,” our debottlenecking initiatives aim to increase our silicon tetrachloride (SiCl4 ), or STC, to trichlorosilane (HSiCl3 ), or TCS, conversion by the improvement of the conversion capacity of our STC hot carbon rod reactors, or STC thermal converters. However, due to the current and on-going deteriorating PV market conditions and overall global economic slowdown, we have suspended the installation process since the first quarter of 2012 and suspended our polysilicon production since the third quarter of 2012. The significant uncertainties regarding the sustainability of the PV market in the current macroeconomic environment are likely to continue to adversely affect demand for our products. Subject to the improvement of the overall PV market conditions and the availability of new financing subsequent to our successful consent solicitation from the holders of our 2014 senior notes, or the consent solicitation, we estimate that we will need approximately $70 million to complete the construction of our hydrochlorination facilities in the third quarter of 2013, and gradually resume our polysilicon production in line with market conditions.

As of December 31, 2012, we had an annualized production capacity of approximately 4.8 GW of solar wafers, 1.7 GW of solar cells and 1.7 GW of solar modules. Due to the uncertainties in the PV market, we have suspended all of our expansion plans for solar wafers, solar cells and solar modules, including our announced investment to add a light-emitting diode, or LED, sapphire wafer manufacturing capability to our facilities in Nanchang City, Jiangxi Province, and investment to add silane gas production at our Mahong Plant. We will need substantial funding to re-start such solar wafer, cell and module production capacity expansion to the extent market conditions permit. We will also need additional funding for the related working capital needs, as well as our research and development, or R&D, activities if we intend to remain competitive on cost and technology.

Our ability to obtain external financing in the future is subject to a number of uncertainties, including:

•	our future financial condition, results of operations and cash flows;

•	general market conditions for financing activities by companies in our industry;

•	economic, political and other conditions in China and elsewhere;

•	speed and duration of the recovery from the current global economic slowdown; and

•	compliance with our restrictive covenants as contained in the indenture governing our 2014 senior notes or other restrictions contained in our other financing arrangements.

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

Growth of the PV market, particularly for on-grid applications, depends largely on the availability and size of government subsidies and economic incentives granted by various governments. The cost of solar power now substantially exceeds the cost of conventional power provided by electric utility grids in most locations around the world. Various governments have used different policy initiatives to encourage or accelerate the development and adoption of solar power and other renewable energy sources. Renewable energy policies are in place in certain European Union member states, most notably Germany and Italy, certain countries in Asia, including China, Japan and South Korea, certain states in Australia, and the United States. Examples of government-sponsored financial incentives include capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end-users, distributors, system integrators and producers of PV products. These policies are intended to promote the use of solar power in both on-grid and off-grid applications and to reduce dependency on conventional forms of energy. On-grid applications refer to applications of PV products to systems that are connected to an electricity transmission grid and feed electricity generated into the electricity transmission grid, while off-grid applications refer to applications of PV products to systems that operate on a stand-alone basis to provide electricity independent of an electricity transmission grid. However, since the global financial crisis in 2008 and as a result of the on-going European sovereign debt crisis and the global economic slowdown, many governments have found themselves unable to continue to allocate significant financial resources to support the development of the PV industry. Governments have, in differing degrees, decided to reduce or eliminate their economic incentives for political, financial or other reasons, including in response to fiscal pressures currently affecting many developed and developing nations. Governments may reduce these economic incentives in several ways, including imposing ceilings on the total amount of economic incentives available and reducing feed-in tariffs. If the government subsidies and economic incentives are further reduced or completely eliminated, such reduction or elimination may materially and adversely affect the growth of this market or result in increased price competition, either of which could cause our revenues to decline.

Government subsidies have already been reduced in a number of countries, such as Germany, Italy and Spain, and may be further reduced or eliminated in the future. For instance, the German government reduced the country’s solar energy feed-in tariffs in 2010 and 2011 and further trimmed its solar power subsidies in 2012. In Spain, since 2009, continued reductions in feed-in tariffs as a result of the government’s spending cuts have resulted in a weakened solar market. The Italian government also reduced feed-in tariffs in an effort to curb overheating of its solar market. Reductions in, or eliminations of, government subsidies and economic incentives before the PV industry reaches a sufficient scale to be cost-effective in a non-subsidized marketplace could reduce demand for our products and adversely affect our business prospects and results of operations. In addition, reductions in, or eliminations of, government subsidies and economic incentives may cause the prices for the PV products of our customers to decline and we may in turn face increased pressure to reduce the sale price of our products. To the extent any price decline cannot be offset by further reduction of our costs, our profit margin will suffer. There can be no assurance regarding the magnitude or length of time of the effects on our financial condition and results of operations caused by these developments in the global PV market or by the general global economy.

Global supply of PV products may exceed demand, which could cause prices for our products to decline, and we may develop excess production capacity and excess inventory.

Prices for our PV products are based on a variety of factors, including global prices for these products, supply and demand conditions, and the terms of our customer contracts, including sales volumes. Global spot prices for PV products have fluctuated significantly over the years. According to Solarbuzz, solar-use polysilicon average spot prices were between approximately $300 and $380 per kilogram during the first half of 2008. With the onset of the global financial crisis in 2008 and the on-going European sovereign debt crisis and global economic slowdown, solar-use polysilicon spot prices fell to approximately $53 per kilogram during the first quarter of 2010, and continued to fall to $30 per kilogram during the fourth quarter of 2011 and $17 per kilogram during the fourth quarter of 2012. Similarly, solar wafer prices fell to $0.91 per watt in the fourth quarter of 2010, $0.41 per watt in fourth quarter of 2011 and $0.23 per watt in the fourth quarter of 2012, according to Solarbuzz. Solar module prices followed a similar pattern. Module prices fell to $1.45 per watt in the fourth quarter of 2010, $0.87 per watt in fourth quarter of 2011 and $0.68 per watt in the fourth quarter of 2012, according to Solarbuzz. As impacted by the current and on-going deteriorating PV market conditions and overall global economic slowdown, the solar power industry has become increasingly competitive. We expect there to be continued downward pressure on pricing along the solar power value chain in the next few years, though prices have been stable since the beginning of 2013. While cost reductions across the supply chain, existing excess capacity, and industry improvements in operational efficiency and technology will drive companies in their capital expenditures, especially R&D, to maintain their competitive edge, some of the industry players may be subject to consolidation, liquidation and bankruptcy.

Declining prices of PV products have had a negative impact on the net realizable value of our inventories and we have had to write down the carrying value of our inventories to the extent that they are greater than their net realizable value. For the years ended December 31, 2010, 2011 and 2012, we recognized inventory write-downs of $0.3 million, $288.1 million and $167.5 million, respectively, representing the amounts that the book value of our inventories exceeded their estimated net realizable values, primarily as a result of the decline in PV product selling prices. In addition, for the years ended December 31, 2010, 2011 and 2012, we recognized a provision for loss on firm purchase commitments of nil, $27.6 million and $10.7 million, respectively, which was determined by applying a methodology similar to that used to make inventory write-down. If PV product prices decline in the future and we are unable to reduce our costs in line with the price decline, our gross margins will be adversely affected and we could be required to make additional inventory write-downs and provision for loss on firm purchase commitments.

In addition, as the past expansion of production capacity by us and our competitors have already resulted in significant excess capacity in the overall PV industry, any significant expansion of manufacturing capacity in the future by us and our competitors may further exacerbate this already congested PV market. In that event, prices for the PV products may further decline, our production capacity utilization ratios may further decrease and our results of operations and financial condition may be further adversely affected.

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

We have historically generated substantially less revenue in the first quarter of the year than the other three quarters largely due to the holiday season in China, lower shipments to the European market due to financial difficulties in the Eurozone as well as the downward adjustment in feed-in tariffs and subsidies at the beginning of each year. In addition, our changing product mix also tends to add fluctuations to our revenues and margins which may affect our first quarter profitability. Our customers also tend to place orders with us in the first quarter of a calendar year when their budget year begins. In 2010, approximately 13.9%, 22.5%, 26.9% and 36.7% of our annual revenues were generated in the first, second, third and fourth quarters, respectively. In 2011, approximately 35.5%, 23.1%, 21.9% and 19.5% of our annual revenue were generated in the first, second, third and fourth quarters, respectively. In 2012, approximately 23.2%, 27.3%, 33.8% and 15.7% of our annual revenue was generated in the first, second, third and fourth quarters, respectively. Our gross profit margins also tend to fluctuate on a quarterly basis largely due to fluctuations in the market prices of PV products we sell, our product mix, our ability to reduce manufacturing costs, our ability to procure low cost raw materials such as polysilicon, cells and other materials, and our ability to ramp up our in-house polysilicon and cell production. We anticipate that we will continue to experience significant fluctuations in revenues, cost of revenues and other results of operations from quarter to quarter during any year in the future. This quarterly fluctuation of revenues and other results of operations has adversely affected and is likely to continue to adversely affect our cash flow and working capital positions on a quarterly basis.

Failure to bring our polysilicon production facilities up to full capacity within budget and on schedule or to produce polysilicon that meets our quality standards and cost objectives could adversely affect our results of operations and our business strategies.

The industrial production of high-purity silicon involves highly complex technical and operational processes, and to establish and maintain these complex processes involve significant inherent risks. Currently we produce polysilicon in two plants, Xiacun Plant and Mahong Plant. As of December 31, 2012, our Xiacun Plant had an annualized installed production capacity of 1,200 MT, and our Mahong Plant had an annualized installed production capacity of 15,800 MT. We produced a total of approximately 5,052 MT of polysilicon in 2010, 10,455 MT of polysilicon in 2011 and 2,520 MT of polysilicon in 2012. Due to the current and on-going deteriorating PV market conditions and overall global economic slowdown, we have suspended the implementation of our announced expansion plans for our polysilicon business during 2012, and have also suspended our polysilicon production since the third quarter of 2012. The significant uncertainties regarding the sustainability of the PV market in the current macroeconomic environment are likely to continue to adversely impact demand for our products. We have been trying to line up financing for the construction of our hydrochlorination facilities at Mahong Plant, and expect to complete this debottlenecking project in the third quarter of 2013. We endeavor to gradually resume our polysilicon production in line with market conditions.

As we rely in large part on contractors, consultants, managers and technicians that we have hired or will hire to construct, complete, operate and maintain our polysilicon plants, and as we rely on equipment that we have imported or contracted to import for our polysilicon production operations, our ability to successfully carry out our polysilicon production and the related operational plans is contingent upon these variables, as well as the various risks and uncertainties, including:

•	our ability to raise additional funds to finance the construction, ramp-up and maintenance of the polysilicon production and related facilities on reasonable terms, or at all, including our ability or inability to satisfy the various financial covenants and restrictions contained in our existing and future financing arrangements;

•	our ability to import additional equipment at reasonable cost and on a timely basis, or at all;

•	our ability to significantly increase our STC-TCS conversion;

•	the reliability, diligence, and proficiency of the contractors, consultants, managers, and technicians that we have hired or will hire to construct, complete, test-run and maintain our plants;

•	the possibility of construction delays, delays in equipment deliveries and cost overruns;

•	our ability to recruit and train additional skilled employees, including technicians and managers at different levels; and

•	our ability to obtain and maintain the various required Chinese government approvals.

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

Our future success depends on our ability to manage our production and facilities effectively and to reduce our manufacturing costs. Our efforts to reduce our manufacturing costs include lowering our material costs, improving manufacturing productivity, and adopting additional lean manufacturing processes. If we are unable to achieve these goals, we may be unable to decrease our costs per watt, maintain our competitive position or improve our profitability. Our ability to achieve such goals is subject to significant risks and uncertainties, including:

•	our ability to renegotiate our existing supply agreements and to reach new and favorable supply agreements;

•	delays and cost overruns as a result of a number of factors, many of which may be beyond our control, such as long lead times or delays with certain equipment suppliers;

•	our ability to address safety and quality issues;

•	delays or denial of required approvals by relevant government authorities; and

•	diversion of significant managerial and other resources by non-operational matters such as litigations.

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

We commenced polysilicon production in the third quarter of 2009. Although our aggregate annualized installed production capacity was approximately 17,000 MT as of December 31, 2012, we produced approximately 5,052 MT of polysilicon in 2010, 10,455 MT of polysilicon in 2011 and 2,520 MT of polysilicon in 2012. We consumed approximately 72.7%, 82.8% and 69.6%, respectively, of our total polysilicon production in 2010, 2011 and 2012, with the rest sold to independent third-party customers. In addition, due to the current and on-going deteriorating PV market conditions and overall global economic slowdown, we have suspended our polysilicon production since the third quarter of 2012. The significant uncertainties regarding the sustainability of the PV market in the current macroeconomic environment are likely to continue to adversely impact demand for our products. We have limited experience producing polysilicon and may, therefore, face significant operational challenges in our polysilicon production. The technology we use to produce polysilicon is complex and is continuously being modified in an effort to improve yield and product performance. Operating large-scale industrial plants like ours contains inherent risks, and operational excellence may take time to develop. We may encounter problems in our production process as a result of, among other things, production failures, construction delays, human error, equipment malfunction, or process contamination, all of which could seriously harm our operations. We may experience production delays if any modifications we make in the production process to shorten production cycles or to improve our STC-TCS conversion processes are unsuccessful. We therefore may not be able to ramp up our production and enjoy economies of scale. If we experience such difficulties in our production process, we may be unable to achieve cost-effective production of polysilicon.

TCS is one of the most costly chemicals used in the production of polysilicon. We produce a substantial portion of our TCS internally via chlorination of metallurgical-grade silicon feedstock. Our ability to convert the STC generated as a byproduct from our production process back into TCS to re-enter production, forming a “closed loop,” is a critical factor in increasing our output and reducing our production costs and environmental compliance costs. Currently, we use a hydrogenation process to thermally convert STC into TCS. After some delay due to the global economic slowdown and depressed PV market, we are re-starting our debottlenecking initiatives to increase the conversion capacity of our STC thermal converters and to construct hydrochlorination facilities to add onto our production trains as an additional conversion mechanism with the goal to convert more STC into TCS as our total polysilicon production capacity and output increase. We cannot assure you that we will be successful in improving the conversion capacity of our STC thermal converters or completing the construction of the hydrochlorination facilities on schedule, or at all, or integrating such facilities with our existing facilities without material disruption to our production. The production of TCS, including the STC-TCS conversion mechanisms, is difficult and requires strict controls over the management of raw materials and the production process. We have limited experience producing TCS and no previous experience operating hydrochlorination facilities. Therefore, we cannot assure you that our production of TCS will be more cost-efficient than purchasing TCS from external suppliers. Although we now produce internally a substantial portion of TCS we need for our production, we may still from time to time have to purchase additional amounts of TCS from external sources. We are at present also implementing a number of cost-saving initiatives to further reduce our production cost. If we are unable to enhance our TCS production, source additional TCS we require at a reasonable cost, or at all, or successfully execute the cost-saving initiatives, we may not be able to achieve lower cost per unit of production, which would lower our profitability. Any of the foregoing factors could materially and adversely affect our business, financial condition and results of operations.

We have limited experience and operating history in the solar cell and solar module businesses, and we may not succeed in our new endeavors, which could adversely affect our business expansion and vertical integration strategies and harm our reputation.

We commenced our solar module business in the third quarter of 2009 by sourcing our solar cell requirements from third parties. We commenced our solar cell production in the third quarter of 2010. As of December 31, 2012, we had an annualized production capacity of approximately 1.7 GW of solar cells and 1.7 GW of solar modules. Due to the current and on-going deteriorating PV market conditions and overall global economic slowdown, we have scaled back our solar cell and module businesses. In April 2013, we disposed of all of our equity interest in LDK Solar Hi-Tech (Hefei) Co., Ltd., or LDK Hefei, to third-party investors in exchange for assumption of outstanding indebtedness and an additional cash consideration. As a result of these dispositions, our annualized production capacity has been reduced to approximately 0.3 GW of solar cells and 1.4

GW of solar modules as of the date of this annual report. The significant uncertainties regarding the sustainability of the PV market in the current macroeconomic environment are likely to continue to adversely impact demand for our products. We currently consume all of the solar cells that we produce in our production of solar modules, and we sell our solar modules principally to international solar panel makers, solar system integrators and PV wholesale distributors. Our ability to implement our solar cell and module business strategy is subject to various risks and uncertainties, including:

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

All these and other related factors and uncertainties relating to our solar cell and module businesses could adversely affect our potential business strategy and our chance of success in our vertical integration.

Unexpected equipment failures or accidents, including any accidental release of hazardous gases or materials, may lead to production curtailments or shutdowns, personal injuries, even deaths or damage to properties.

Our operations, especially wafer manufacturing and polysilicon production, use complex and potentially hazardous equipment, such as chemical vapor deposition, or CVD, reactors, STC thermal converters, hydrochlorination reactors, directional solidification system, or DSS, furnaces, squares and wire saws, that requires skill and experience for safe operation. Our production of polysilicon employs volatile materials and involves chemical reactions that are sensitive to temperature and pressure, and intricate and meticulous external controls are mandatory to maintain safe operation. For example, we use TCS as a key intermediary in producing polysilicon. TCS is a type of chlorosilane gas that, when purified, is highly combustible upon contact with air, making it potentially destructive and extremely dangerous if mishandled or used in uncontrolled circumstances. We could experience events such as equipment failures, explosions, or fires due to employee errors, equipment malfunctions, accidents, electric power or cooling water supply interruptions, natural disasters, or other disruptions. A catastrophic event at one of our plants could disrupt or destroy a significant portion of our production capacity, and we will not be able to restore the disrupted or destroyed capacity for a significant period of time, if at all. In addition, such an event could damage properties or cause personal injuries or even deaths. As a result of these types of accidents or events, we may experience production curtailments or shutdowns or periods of reduced production, which would negatively affect our results of operations. Our polysilicon operations also involve the use, handling, generation, processing, storage, transportation, and disposal of hazardous materials that may result in fires, explosions, spills, leakage, and other unexpected or dangerous accidents causing personal injuries or death, property damage, environmental damage, and business interruptions. For instance, we experienced an accident at our Xiacun Plant in July 2010 due to non-compliant handling of certain add-on equipment by a third-party contractor during the trial run of such add-on equipment installed by the third-party contractor, which resulted in very serious bodily injuries to one of our employees and one employee of the third-party contractor and a temporary shut-down of the production unit with the add-on equipment. For further information regarding the incident, see “Item 4. Information on the Company — B. Business — Production

Safety and Environment — Safety.” Even though there have been no legal proceedings against us, and we have not otherwise suffered any material adverse effect on our operations from this incident, we cannot assure you that other accidents at our plants due to machinery malfunctions or mishandling of hazardous materials or other reasons will not occur in the future, which may result in similar or more serious damage or even human death. Any event of these types could result in civil lawsuits or regulatory enforcement proceedings, which in turn could lead to significant liabilities. We maintain property insurance at our plants, but such coverage is limited and in any event does not extend to certain significant potential losses, including those from lost production. Damage from any of the above events or disruptions could also harm our reputation in the industry and among our customers and potential customers. Any such event or disruption could have a material adverse effect on our business, operating results, and financial condition.

Increases in electricity costs or shortage or interruption of electricity supply may adversely affect our operations.

We consume a significant amount of electricity in our operations, and we need a constant supply of electricity to maintain optimal production conditions. If the necessary level of electricity supply is not maintained, we may experience significant delays and disruptions in our production. With the rapid development of the Chinese economy, demand for electricity has continued to increase. There have been electricity supply shortages in various regions across China, especially during the summer peak season and in winter when the weather is inclement. Severe weather conditions have in the past gravely curtailed the electricity supply to our plants as a result of damage to some of the national grid lines in certain Chinese provinces, including Jiangxi Province. Consequently, we experienced delays in some of our shipments to customers and some of the shipments from our suppliers as a result of highway closures and power outages in various parts of China. There have been instances where high power-consuming industrial plants, like ours, were required by the government to temporarily reduce or suspend operations to alleviate burden on the power grid. Although we have installed backup power transformer substations on site at our production facilities, we cannot assure you that there will not be interruptions or shortages in our electricity supply or that sufficient electricity will continue to be available to us in the future as our requirements grow. Shortages in electricity supply may disrupt our normal operations and adversely affect our profitability.

We enjoyed certain electricity usage subsidies from the local government in Xinyu City in support of our production. For the years ended December 31, 2010, 2011 and 2012, we incurred electricity costs of approximately $127.0 million, $220.3 million and $81.8 million, respectively, and recorded electricity subsidies of $35.8 million, $66.2 million and $18.9 million, respectively. As a result, we recorded a net electricity cost of approximately $91.2 million, $154.1 million and $62.9 million, respectively, for the same periods. In May 2010, China’s State Council and various Chinese governmental agencies, including the National Development and Reform Commission of China, or NDRC, issued a series of notices and instructions designed to control energy consumption and environmental pollution. One of these initiatives aims to immediately terminate preferential electricity consumption policies adopted by local governments that may benefit high-energy-consuming and/or highly polluting enterprises in their jurisdictions, unless the local preferential electricity consumption policies have been duly approved by the designated Chinese central government agencies. The polysilicon industry has been included in the high-energy-consuming category under these central government notices. Our electricity subsidy arrangements were not approved by any Chinese central government agency and were terminated as of June 30, 2011. We have negotiated with the relevant local governments with respect to our electricity subsidies under these new governmental regulations and initiatives. In March 2013, local governments in Xinyu City agreed to grant us certain preferential electricity rates in support of our production. We cannot assure you that we will be granted or continue to receive the same or similar benefits as we have enjoyed so far. Nor can we assure you that the local governments will not have to terminate or reduce the current rates that they have agreed to grant us as a result of these recent regulations and initiatives by the Chinese central government. To date, we have not received any request from any relevant government authority to amend or terminate our electricity rate arrangement.

As our operations are energy-intensive and are highly dependent on continuous electricity supply, our results of operations will be materially and adversely affected if our electricity supply is interrupted or if our electricity costs significantly increase upon expiration, termination or adjustment of our subsidy arrangements with the local government.

We have a short operating history in the solar farm project business and related EPC business, and we may not succeed in these endeavors or may not have sufficient financing for them, which could adversely affect our vertical integration strategies and harm our reputation.

We develop solar farm projects in the United States, Europe and China and may enter additional markets for project development in the future. As of the date of this annual report, we have a number of subsidiaries established under the laws of jurisdictions within China and outside China, including Italy, Germany and the United States. Due to the current and on-going deteriorating PV market conditions and overall global economic slowdown, we have scaled back our solar farm and related EPC businesses. The significant uncertainties regarding the sustainability of the PV market in the current macroeconomic environment are likely to continue to adversely impact demand for our products. We typically develop these projects with the intent of selling them to third parties upon completion of their development. For substantial projects, we have also used financing from commercial banks or financial institutions. We commenced our solar farm related EPC business in China in the first quarter of 2009. While we use our own EPC capabilities in China, we conduct our international EPC business both on our own and in collaboration with other EPC companies. We have also been engaged in a number of solar power generation projects for sale to interested power companies. Our ability to successfully implement our solar farm projects and the related EPC business strategy is subject to various additional risks and uncertainties, including:

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

•	our expanded warranty liabilities associated with the solar farm projects and related EPC business;

•	our possible lack of competitiveness in the solar farm projects and related EPC business as compared to other vertically integrated PV companies or companies specialized in these sectors;

•	potential delays in our timetable for the development of solar farm projects;

•	the costs incurred in developing these solar farm projects may exceed our budget;

•	our ability to sell our solar farm projects within targeted timelines, or at all;

•	potential conflicts with our down-stream customers as a result of our direct competition with them in the solar farm projects and related EPC business;

•	our ability to recruit skilled employees, including engineers, technicians and managers at different levels, for a successful operation of our solar farm projects and related EPC business; and

•

the purchase of our solar farm projects requires significant capital expenditures by our customers and these customers may have difficulty in obtaining the necessary financing on acceptable terms or at all.

We typically develop new solar farm projects through new companies that we establish or through jointly controlled entities or project partnerships. We generally hold a majority equity interest in these project companies, which may require us to make substantial investments. In addition, we expect that these project companies will finance most of their project developments through debt financing. The obligations to fund these solar power development projects are expected, therefore, to make further demands on our capital expenditures and further increase our already substantial indebtedness. As we have disclosed in the risk factor entitled “— We have substantial existing indebtedness, in particular short-term indebtedness, and we may incur substantial additional indebtedness in the future subject to our compliance with the covenants and other requirements in our existing financing arrangements, which could adversely affect our financial condition and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations and we may not be able to refinance our current borrowings on terms that are acceptable to us, or at all” above, due to our existing high leverage, coupled with net losses in the most recent quarters, our “Consolidated Fixed Charge Coverage Ratio,” as defined in the indenture governing our 2014 senior notes, has not met the required ratio of 2.5:1.0. As a result, we will not be able to incur any indebtedness until our “Consolidated Fixed Charge Coverage Ratio” significantly improves on the basis of our four most recent full fiscal quarters, except for the additional financings as permitted pursuant to the consent solicitation, subject to various terms and conditions. To the extent we may and could obtain additional financing for our solar farm projects and related EPC businesses, these capital expenditures and additional debt obligations could affect our liquidity, ability to obtain future financing or withstand any future downturn in our business or in the general economy.

To the extent we proceed with our proposed investments in LED sapphire wafer manufacturing and in silane gas production, we may not succeed in these new lines of business, which could adversely affect our strategies to expand into higher value-added sectors and to lower our overall production costs.

In April 2011, we announced a proposed $40 million investment to add an LED sapphire wafer manufacturing capability to our facilities in Nanchang City, Jiangxi Province, in order to be able to capture the growth opportunities in the LED industry. We also announced in April 2011 a proposed $35 million investment to establish a new manufacturing line to produce silane gas by installing add-on units to our existing polysilicon production facilities at Mahong Plant in order to meet the growing demand from the semiconductor, solar and flat panel display industries. Due to the current and on-going deteriorating PV market conditions and overall global economic slowdown, we have suspended the implementation of these expansion programs. The significant uncertainties regarding the sustainability of the PV market in the current macroeconomic environment are likely to continue to adversely impact these expansion programs. Although we regard these additions as a natural growth from our existing business operations, they nevertheless constitute new business ventures for us. We have not engaged in any LED sapphire wafer manufacturing or silane gas production before and, to the extent that we ever decide to proceed with such investments, our ability to successfully implement such new business strategies is subject to various risks and uncertainties, including:

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

•

our ability to recruit skilled employees, including engineers, technicians and managers at different levels, for a successful operation of such LED sapphire wafer manufacturing and/or silane gas production businesses; and

•	our ability to incorporate these new products into higher value-added products as we have contemplated, or at all.

In addition, the current and on-going deteriorating PV market conditions and overall global economic slowdown are likely to have a long-term adverse impact on the timetable for the implementation of these expansion programs, which we announced when the market conditions were significantly different. Should such uncertainties regarding the sustainability of the PV market in the current macroeconomic environment significantly improve, and to the extent that we ever decide to proceed with such investments, our current management team has limited experience in these areas, and we have to rely on lateral hires to assist us. Such laterally hired employees may be under contractual obligations with their existing or former employers relating to non-competition, non-solicitation, confidentiality and intellectual property protection, and our employment of such personnel may be construed as a violation of such obligations, which may impede or delay our employment of such skilled managers, engineers or technicians. All these factors could adversely affect our chance of success in these new endeavors.

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

We have entered into long-term sales arrangements with some of our major customers. Pursuant to these arrangements, we have committed to supply them with specific quantities of polysilicon, wafers and/or modules over the next few years, with some of these agreements subject to periodic negotiations of prices. We have also entered into framework agreements with other customers under which the volume and price, as well as other terms, are determined on a quarterly or annual basis or through monthly purchase orders. Some of our customers prepay a part of their procurements pursuant to their contracts with us. Since the global financial crisis in 2008 and as a result of the on-going European sovereign debt crisis and the global economic slowdown, with the PV market conditions generally deteriorating, a number of our wafer customers have been seeking to terminate their contracts or request us to delay our shipments of wafers. At their request, we re-negotiated various terms under the existing contractual arrangements, including contract quantity, price and delivery timetable. Through these developments, we had to concede to terms that in various cases were less favorable to us, including returning all or part of the prepayments our customers made to us pursuant to our contracts. Any significant deviation from the contractual terms or our inability to negotiate or renegotiate acceptable quantity, price and delivery terms from time to time with our customers may disrupt our operations and materially and adversely affect our financial condition and results of operations.

We have been involved in litigations or arbitrations arising out of customer contract renegotiations or breaches of these contracts by our customers. These and additional dispute resolution proceedings have subjected and may continue to subject us to legal and other related costs that could be potentially expensive. These proceedings tend to distract our management from the day-to-day operation of our business. They also expose us to risks for which appropriate damages may not be awarded to or collectable by us. Any of these risks and factors could materially and adversely affect our business and financial condition.

As we have significantly expanded our polysilicon, wafer, solar cell and module manufacturing facilities and our solar farm projects, we typically maintain a significant level of inventory of raw materials and finished goods based on our existing and projected contractual arrangements with our customers. As a result, the on-going deteriorating PV market conditions and overall global economic slowdown, as well as any breach or default by our customers with respect to their contractual arrangements with us, may result in our bearing any related economic losses. Consequently, any miscalculation and inaccurate projection on our part of the PV market and overall global economic conditions and the non-performance of contracts by our customers could have a material adverse effect on our financial condition and results of operations.

We have entered into long-term supply contracts with some of our equipment manufacturers and polysilicon feedstock suppliers that may be renegotiated at terms less favorable to us, and result in the forfeiture of a part or all of the prepayments we have made; any such changes or forfeiture may materially and adversely affect our operations and may result in costly and time-consuming litigation or other proceedings.

We have entered into long-term supply arrangements with some of our major equipment manufacturers and principal polysilicon feedstock suppliers. We have also entered into long-term polysilicon raw material supply arrangements with our customers. Pursuant to these arrangements, we have committed to purchase specific quantities of equipment, polysilicon feedstock and other supplies over the next few years, at prices reflective of the PV market conditions prevailing at the time of the entry into these arrangements. We have also entered into framework agreements with other equipment manufacturers, polysilicon feedstock suppliers and customers under which the volume and price, as well as other terms, are determined on a quarterly or annual basis or through monthly purchase orders. Some of our suppliers require us to prepay a part of the procurements pursuant to our contracts with them. Since the global financial crisis in 2008 and as a result of the on-going European sovereign debt crisis global economic slowdown, we have been seeking to terminate these contracts or to delay the shipments to us under deteriorating PV market conditions. At our request, we re-negotiated various terms under the existing supply arrangements, including contract quantity, price and delivery timetable.

But we have also been involved in litigations or arbitrations arising out of our supplier contract renegotiations or our non-compliance of these supply arrangements, such as our delinquency in payments on some of our supply agreements. Take Beijing Jingyuntong Technology Co., Ltd., or JYT Technology, for example. JYT Technology has been a supplier of some of our DSS furnaces for solar ingot casting and some of our monocrystalline pullers. A dispute over our equipment supply agreement has brought both parties to arbitration proceedings in China. Although we fully paid for and took delivery of 119 DSS furnaces from JYT Technology pursuant to the equipment supply agreement, we sought to renegotiate with JYT Technology to postpone or reduce the remaining 461 DSS furnaces due to the deteriorating PV market conditions. JYT Technology, however, initiated arbitration proceedings in China, and the China International Economic and Trade Arbitration Commission, in its arbitral award issued in December 2012, upheld the validity and effectiveness of the equipment supply contract and ruled that we must pay JYT Technology approximately Rmb 294 million as damages, plus an addition Rmb 3.4 million as the arbitral fees. These and additional dispute resolution proceedings have subjected and may continue to subject us to legal and other related costs that could be potentially expensive. These proceedings tend to distract our management from the day-to-day operation of our business. They also expose us to risks for which appropriate damages may not be awarded to or collectable by us. Any of these risks and factors could materially and adversely affect our business and financial condition.

We depend on a limited number of customers for a significant portion of product sales generally; changes in customer purchase amounts, terms or patterns may cause significant fluctuations or declines in our revenue.

Our customers are mostly solar cell and module manufacturers, solar farm developers, PV products distributors, and PV system integrators. Our largest customers as of December 31, 2012 in terms of goods and services sold included Sumitomo Corporation, or Sumitomo, Photovoltech NV-SA, or Photovoltech, Hyundai Heavy Industry, or Hyundai, Solartech Energy Corporation, or Solartech, and Gintech Energy Corporation, or Gintech. During the years ended December 31, 2010, 2011 and 2012, our top five customers collectively accounted for approximately 30.6%, 20.3% and 22.8%, respectively, of our net sales. For the year ended December 31, 2010, Q-Cells and MEMC contributed 8.5% and 7.2%, respectively, to our net sales; for the year ended December 31, 2011, Jiangxi Risun and Gintech contributed 5.5% and 4.5%, respectively, to our net sales; and for the year ended December 31, 2012, Sumitomo and Photovoltech contributed 7.5% and 5.9%, respectively, to our net sales.

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

Our customers may decide to develop capabilities to produce the PV products they currently buy from us, and in such case, our sales to these customers would be adversely affected. If we fail to develop or maintain our relationships with our current and potential customers, or if any of our major customers encounters financial or operational difficulties or reduces its purchases of our products, it may be difficult for us to find alternative customers on a timely basis and on commercially reasonable terms or at all. Some of our existing customers make prepayments to us, and if contracts are modified or terminated, these customers may ask for return of such prepayments. Any of these events may have an adverse effect on our revenue, profitability and cash flows.

Failure to secure sufficient quantities of polysilicon feedstock on commercially reasonable terms could adversely affect our business and results of operations.

In addition to polysilicon we produce ourselves, we source the remaining amount of solar-grade polysilicon feedstock from third parties, which is an essential raw material in manufacturing our solar wafers. We will continue to rely on third-party suppliers for some of our solar-grade polysilicon requirements until our in-house polysilicon production facilities reach their designed production capacity. Therefore, to such extent, our operations still continue to depend on our ability to procure sufficient quantities of solar-grade polysilicon on a timely basis and on commercially reasonable terms to supplement our in-house polysilicon production. Polysilicon is also an essential raw material for the semiconductor industry, which requires polysilicon of higher purity than that used in the solar industry. Spot prices of solar-use polysilicon have fluctuated widely over the years, with such spot prices reaching an average of approximately $380 per kilogram in the second quarter in 2008 and then dropping to $80 per kilogram during the first half in 2009, $53 per kilogram during the first half of 2010, $65 per kilogram during the first half in 2011, $27 per kilogram during the first half in 2012 and $19 per kilogram during the second half in 2012, each according to Solarbuzz. Most of our polysilicon supply agreements are subject to fluctuating market prices or price negotiations with our suppliers. In addition to price changes, suppliers may delay or default in their delivery obligations under the supply agreements. We cannot assure you that we will continue to be able to acquire polysilicon in sufficient quantities and on commercially reasonable terms or that we will be able to pass any increased costs of polysilicon to our customers. If we fail to do either, our business and profitability will be materially and adversely affected.

Polysilicon production requires significant capital investments, and there are only a limited number of polysilicon producers in the world. These polysilicon producers provide polysilicon feedstock not only to the solar industry but also to the semiconductor industry. Historically, we have experienced delays or defaults by some of our polysilicon suppliers in delivering supplies to us. Material or prolonged delays or defaults in polysilicon supply could adversely affect our production and delivery schedule and harm our reputation. Our suppliers of raw materials and equipment, particularly virgin polysilicon suppliers, require us to make prepayments from time to time. We make these prepayments, without receiving any collateral, in order to secure a stable supply of solar-use polysilicon. As of December 31, 2012, our prepayments to polysilicon suppliers amounted to $15.4 million. Some of our suppliers have failed to meet their delivery schedules in the past. In addition, we commenced production of polysilicon in the third quarter of 2009 and sell some of this output to third-party customers. As a result of this development, and as a result of perceived competition from us, some virgin polysilicon suppliers may not want to supply us with polysilicon in such quantity or at all. Before our in-house polysilicon production facilities reach their designed production capacity, if we fail to develop or maintain our relationships with polysilicon suppliers, if any of our major suppliers fails or becomes unwilling to deliver the polysilicon we have ordered on time or at all, or if any of them encounters difficulties in its production or shipment of polysilicon feedstock to us, whether due to natural disasters, labor unrest, adverse global economic conditions, or any other reason, it may be difficult for us to find alternative sources on a timely basis and on commercially reasonable terms or at all. If any such defaulting supplier fails to return our prepayments, our cash flows would be adversely affected.

We recognized provision for doubtful recoveries of $2.3 million, $66.2 million and $8.4 million, respectively, for prepayments to suppliers during the years ended December 31, 2010, 2011 and 2012. Our claims for repayment of these amounts, or any other claims against our suppliers to recover prepayments, would rank as unsecured claims, which would expose us to the credit risks of our suppliers in the event of their insolvency or bankruptcy. Under such circumstances, our claims against the defaulting suppliers would rank below those of secured creditors, which would undermine our chances of obtaining the return of our advance payments. In addition, if the market price of polysilicon decreases after we prepay our suppliers, we may not be able to adjust historical payments insofar as they relate to future deliveries. Furthermore, if demand for our PV products decreases, we may incur costs associated with carrying excess materials. Accordingly, any of the above scenarios may have a material adverse effect on our financial condition, results of operations and liquidity.

If we are not able to manage our growth and development effectively, our results of operations may be adversely affected.

We have expanded our business operations significantly over the past few years. Although we have adjusted our expansion plan in light of the global economic conditions from time to time, the success of our business model will depend upon, among other factors, the general economic environment for the PV industry, our success in implementing our liquidity plan, our ability to adjust our businesses promptly in accordance with market conditions, our ability to maintain and expand our relationships with customers, suppliers and other third parties, the improvement of our operational and financial systems, enhancement of our internal procedures and controls, increase in our production capacity and output, and effective recruitment, training and retention of managers, technicians, engineers and skilled employees. For example, when we announced our agreement to sell LDK Hefei to a third-party purchaser in January 2013, we were not able to secure the necessary governmental approvals for our effort to reduce excess solar cell capacity. We had to look for another purchaser instead. For more information regarding the sale of our LDK Hefei as a part of our liquidity plan, see “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources” and “Note (1) —Basis of Presentation” of our consolidated financial statements beginning on page F-1.

We cannot assure you that the current global PV market and prospects will support our existing and anticipated production capacity or that our current and planned operations, personnel, systems, internal procedures and controls will be adequate to support our growth or objectives. Neither can we ensure that we will be able to expand or reduce our production capacity, nimbly or at all, in order to compete in our industry. If we are unable to manage our growth or development effectively, we may not be able to take advantage of market opportunities, successfully execute our business strategies, or respond to the competitive economic and industrial environment and pressures, and our business, results of operations and financial condition may be adversely affected.

Our customers may not prepay for their orders under agreed contractual terms, resulting in longer accounts receivable turnover cycles.

We have required certain customers to prepay a portion of the purchase price of their orders. These prepayment arrangements with our customers have historically allowed us to rely less on borrowings to cover our working capital cash needs. Since the global financial crisis in 2008, with the on-going deteriorating PV market conditions, European sovereign debt crisis and overall global economic slowdown, this practice has become less sustainable, and, as a result, we have agreed to reduce the contractual prepayments of some of our customers and have accepted payments from other customers upon the delivery of our goods. Advance payments from customers decreased from $344.8 million as of December 31, 2010 to $332.2 million as of December 31, 2011 and further decreased to $175.5 million as of December 31, 2012. Our accounts and bills receivable increased from $384.3 million as of December 31, 2010 to $491.4 million as of December 31, 2011 and decreased to $162.2 million as of December 31, 2012. Our expansion into the solar cell and module and other PV down-stream businesses in recent years has not only increased our working capital needs, but has also extended our overall accounts receivable turnover time. Our module customers typically require longer payment terms as compared to our wafer customers. Our down-stream business also tends to increase our inventory turnover days as compared to our module business. As a result, our expansion into solar cell and module and other PV down-stream businesses has caused, and may continue to cause, our working capital needs to significantly increase. If our working capital requirements increase, our business operations may be materially and adversely affected if we fail to raise more cash on a timely basis, or at all, due to the resulting longer accounts receivable turnover cycles.

We recognized a provision for doubtful recoveries of $6.2 million, $117.3 million and $92.1 million, respectively, for trade accounts receivable as of December 31, 2010, 2011 and 2012. Our claims for repayment of these amounts, or any other claims against our customers to recover the trade accounts receivable, would rank as unsecured claims, which would expose us to the credit risks of our customers in the event of their insolvency or bankruptcy. Under such circumstances, our claims against the defaulting customers would rank below those of secured creditors, which would undermine our chances of obtaining the return of our trade accounts receivable. Accordingly, the failure of any of our new or existing customers to meet their payment obligations, especially with the on-going deteriorating PV market conditions coupled with an overall global economic slowdown, would adversely affect our working capital, financial position, liquidity and results of operations.

Our operations in China are subject to various governmental approvals, registrations, and reviews, and our failure to obtain necessary approvals, maintain necessary registrations, or pass necessary reviews on a timely basis, or at all, could materially and adversely affect our business, results of operations and financial condition.

Business operations of our scale require approval by, and registration with, various Chinese governmental authorities in charge of, for example, land, buildings, urban planning, quality regulation, safety, business operations and commercial activities, customs, taxation, environmental protection, and foreign exchange administration. We are required to maintain or renew, from time to time, our existing registrations or obtain additional approvals, which we cannot assure you that we will be able to do at all times. For example, although we have obtained land use rights certificates and property ownership certificates for properties underlying a majority of our production facilities, as of the date of this annual report, we are still in the process of acquiring the land use right certificates relating to properties with a total of approximately 1.3 million square meters and the property ownership certificates relating to properties with a total gross floor area of approximately 0.2 million square meters, each underlying certain of our polysilicon production facilities and wafer production facilities. If we fail to obtain, or experience material delay in obtaining, these land use rights certificates and property ownership certificates, our business, results of operations, and financial condition may be materially and adversely affected.

We are required to apply for necessary approvals from the NDRC authorities in order to keep our operations and production capacities in compliance with the Chinese regulation. The Chinese government has since 2010 issued various notices proclaiming that polysilicon production capacity in China has reached excess levels. The State Council and various Chinese government agencies, including NDRC, issued a series of notices and instructions in May 2010 in an effort to control energy consumption and environmental pollution, in which the polysilicon industry was identified in both the over-capacity and the high-energy-consuming categories. In December 2010, a number of Chinese government agencies, including NDRC, issued a circular along with the Conditions of Entry into the Polysilicon Industry, setting forth criteria and restrictions for entry into the polysilicon industry, pursuant to which any new construction of polysilicon production plant or reconstruction or expansion of existing polysilicon production plants requires approval from the relevant national investment administration authorities. Existing polysilicon projects, including ours, according to such circular, would be subject to periodic reviews by the Ministry of Industry and Information Technology, or MIIT, authorities in China. If we are not able to obtain or renew the necessary approvals on a timely basis, or at all, we may be required to stop using facilities in excess of our approved capacity, otherwise subject our facilities to use restrictions, or withdraw or terminate our on-going projects. Should that happen, our operations, prospects and profitability may be materially and adversely affected.

We operate in a competitive market against players who may enjoy greater resources, and we may not be able to compete successfully.

The PV manufacturing market is highly competitive. Many of our current and potential competitors have a longer operating history, better name recognition, greater resources, larger customer base, better access to raw materials and equipment, better vertically integrated platform, and greater economies of scale than we do. A number of our customers and suppliers are also our competitors. We have expanded in recent years into the downstream solar cell and module businesses and face a series of related risks as we have disclosed in the risk factors entitled “— We have limited experience and operating history in the solar cell and solar module businesses, and we may not succeed in our new endeavors, which could adversely affect our business expansion and vertical integration strategies and harm our reputation,” “— We have a short operating history in the solar farm project business and related EPC business, and we may not succeed in these endeavors or may not have sufficient financing for them, which could adversely affect our vertical integration strategies and harm our reputation” and “— To the extent we proceed with our proposed investments in LED sapphire wafer manufacturing and in silane gas production, we may not succeed in these new lines of business, which could adversely affect our strategies to expand into higher value-added sectors and to lower our overall production costs.” The key barriers to enter our industry at present consist of availability of financing and development of technological know-how. If these barriers disappear or become more easily surmountable, new competitors may successfully and more easily enter our industry, resulting in loss of our market share and increased price competition.

We have expanded our international business operations, and our failure or inexperience in these new endeavors could adversely affect our business expansion strategies and harm our reputation.

We have expanded our business operations outside China. Although we have had some international business operations ever since our inception, they were historically concentrated in international sales and procurement of raw materials. In recent years, in addition to the development of solar farm projects overseas, our international business expansion also took the form of direct acquisitions of existing businesses. In March 2011, we acquired a 72% interest in Solar Power, Inc., a California-based solar power EPC company, or SPI. SPI’s shares are listed and traded on the OTCBB market. In April 2012, we acquired a 71% interest in Sunways, a German stock corporation with its shares listed on the Frankfurt Stock Exchange. Sunways produces, assembles and distributes solar cells and modules, PV system inverters, and other components for renewable power production. Although we do not have any immediate plans to engage in additional acquisitions of the kind, we may do so when the market conditions permit, and we may meanwhile undertake various other strategic alternatives, such as strategic alliances and joint ventures with other players in the PV industry.

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

With the on-going deteriorating PV market conditions coupled with an overall global economic slowdown, our international operations have suffered tremendously, falling far short of our objective of achieving synergistic integration and enhanced efficiencies. In order to make such acquisitions and strategic alternatives synergistic and favorable to our overall business operations, integration and pro-active global management will be crucial to our success as a vertically integrated global PV player. A significant portion of our operations will continue to be located in China and, unless we are able to effectively manage the global integration and other risks relating to international operations, they could instead impair our ability to expand our business in China and abroad. As a result, our results of operations may be materially and adversely affected, and our business operations and vertical integrations will be materially hampered.

We compete with alternative solar and other renewable energy technologies, and we may not be able to compete successfully.

We have been focused on crystalline silicon solar technologies, and compete with alternative solar technologies. The PV industry is characterized by evolving technologies and standards. These technological evolutions and developments place increasing demands on the improvement of our products such as higher PV efficiency and larger and thinner wafers. Some companies have spent significant resources in R&D of proprietary solar technologies that may eventually produce PV products at costs similar to, or lower than, those of crystalline silicon PV products without compromising product quality. For example, they are developing or currently producing PV products based on thin-film PV materials, which require significantly less polysilicon to produce than our crystalline silicon PV products. These alternative PV products may cost less than those based on crystalline technologies while achieving a competitive level of conversion efficiency. Our founder, chairman and controlling shareholder, Mr. Xiaofeng Peng, in his personal capacity, and his family members are engaged in certain alternative energy projects, including a project involving thin-film technology. After considering the available business opportunities and our limited resources, we have decided not to enter into thin-film module production.

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

We rely on a limited number of suppliers for our production equipment and consumables, and failure or delay by any of them in delivering equipment or consumables to us could adversely affect our production.

We rely on a limited number of equipment suppliers in and outside China for all of our principal manufacturing equipment and spare parts, including our CVD reactors, STC thermal converters, hydrochlorination reactors, multicrystalline DSS furnaces, monocrystalline pullers, squarers that we use to cut ingots into smaller blocks, wafering wire saws that we use to slice these blocks into wafers, our solar cell manufacturing equipment, and solar module manufacturing equipment. In addition, we rely on a limited number of suppliers for the consumables, such as crucibles and slurry, that we use in our wafer production. These suppliers have supplied most of our current equipment and spare parts, and we also rely on them to provide a substantial portion of the principal manufacturing equipment and spare parts contemplated in our expansion program. If we fail to develop or maintain our relationships with these and other equipment or consumables suppliers, or should any of our major equipment or consumables suppliers encounter difficulties in the manufacturing or shipment of its equipment or consumables to us, including due to financial difficulties or natural disasters, or otherwise fail to supply equipment or consumables according to our requirements, it will be difficult for us to find alternative providers for the equipment or consumables we need on a timely basis and on commercially reasonable terms, if at all. Take our recent dispute with JYT Technology for example. JYT Technology has been a supplier of some of our DSS furnaces for solar ingot casting and some of our monocrystalline pullers. A dispute on our equipment supply agreement has brought both parties to arbitration proceedings in China. Although we fully paid for and took delivery of 119 DSS furnaces from JYT Technology pursuant to the equipment supply agreement, we sought to renegotiate with JYT Technology to postpone or reduce the remaining 461 DSS furnaces due to the deteriorating PV market conditions. JYT Technology, however, initiated arbitration proceedings in China, and the China International Economic and Trade Arbitration Commission, in its arbitral award issued in December 2012, upheld the validity and effectiveness of the equipment supply contract and ruled that we must pay JYT Technology approximately Rmb 294 million as damages.

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

We have from time to time experienced delays in fulfilling purchase orders from some of our customers due to fluctuations in our production output as we ramp up our production capacity, fluctuations in general market demand for our products due to the global or regional economic conditions, disruptions to our delivery of products due to extraordinary weather conditions, and various other factors. We often enter into contractual commitments with our customers in connection with our sales. Our ability to meet our contractual commitments to our customers depended significantly on the successful and timely implementation of our production schedule.

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

We and/or our directors and officers have been, and in the future may continue to be, involved in allegations, litigation or legal or administrative proceedings, including those related to alleged violations of securities laws. Litigation in general can be expensive, lengthy and disruptive to normal business operations. Moreover, the results of complex legal proceedings are difficult to predict. Regardless of the merits, responding to these matters and defending against litigation can be time consuming and costly, and may result in us incurring substantial legal and administrative expenses, as well as divert the attention of our management. Any such allegations, lawsuits or proceedings could have a material adverse effect on our business operations. Further, unfavorable outcomes from these claims or lawsuits could adversely affect our business, results of operations, or financial condition.

In November 2011, upon the petition of several U.S.-based manufacturers of PV products, the U.S. Department of Commerce, or the DOC, initiated an anti-dumping and countervailing duty investigation on crystalline silicon PV cells imported from China into the U.S., whether or not assembled into solar modules. A group of Chinese PV product exporters have responded to the complaint, contesting the allegations. The DOC and the U.S. International Trade Commission, or the ITC, have made their final determinations in the investigation, and the DOC has formally issued the Anti-dumping Order and Countervailing Order in November 2012. We are currently subject to an anti-dumping duty of 25.96% and a countervailing duty of 15.24%. Several Chinese respondent companies have filed appeals at the U.S. Court of International Trade to contest the determination, but it is currently unclear what the outcome might be.

In September and November 2012, respectively, the European Union initiated an anti-dumping investigation and an anti-subsidy investigation on crystalline silicon PV modules and panels as well as solar wafers and cells of the type used in crystalline silicon PV modules or panels from China. We have been selected by the European Commission, or the EC, as a “sample” company in the investigation, which requires us to fully participate in the investigation process. It is projected that the EC will complete the anti-dumping and anti-subsidy investigation by the end of 2013, but we cannot predict whether the EC will impose any anti-dumping and/or countervailing or anti-subsidy duties in its final determination. Additionally, media reports in May 2013 have indicated that our products will be subject to substantially increased import tariffs in the European Union beginning in 2013.

In addition to the PV products that we have sold directly to the U.S. and European markets, we have also supplied polysilicon and other components to other China-based PV product manufacturers who export their PV products to the U.S. and European markets. In addition to affecting our direct sales, any anti-dumping and/or countervailing duty finally imposed by the U.S. and/or European authorities may indirectly affect us through its impact on such China-based PV product manufacturers, and may have a material adverse effect on our business prospects, financial condition and results of operations. As we have significantly relied on international customers for our products since our inception, any similar or other trade-related investigations and proceedings as well as any similar or other resultant anti-dumping and/or countervailing duty imposed by jurisdictions where we have directly or indirectly sold significant quantities of our PV products may result in a material adverse effect on our business prospects, financial condition and results of operations.

Our business depends on the continued services of our executive officers and key personnel, and our business may be severely disrupted if we lose their services.

Our success depends on the continued services of our executive officers and key personnel, in particular Mr. Xiaofeng Peng, our founder and chairman. We do not maintain key-man life insurance on any of our executive officers and key personnel. If one or more of our executive officers and key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. As a result, our business may be materially disrupted and we may have to incur additional expenses in order to recruit and retain new personnel. In addition, if any of our executives joins a competitor or forms a competing company, we may lose some of our customers. Each of our executive officers and key personnel has entered into an employment agreement with us that contains confidentiality and non-competition provisions. However, if any dispute arises between our executive officers or key personnel and us, we cannot assure you, in light of uncertainties associated with the Chinese legal system, that these agreements could be enforced in China where most of our executive officers and key personnel reside and hold most of their assets. In addition, Mr. Peng, our founder, chairman and controlling shareholder, in his personal capacity, and his family members are engaged in certain alternative energy projects, including a project involving thin-film technology. Mr. Peng and his family may invest or otherwise participate in their personal capacity in other alternative energy projects. To the extent that Mr. Peng devotes significant time to any such projects, it may reduce his time and services devoted to our company as chairman and executive officer, which could materially and adversely affect our business.

Our founder and chairman, Mr. Xiaofeng Peng, has substantial control over our company and his interests, and the interests of our other substantial shareholders may not be aligned with the interests of our other shareholders.

Mr. Peng, our founder and chairman, currently beneficially owns, through LDK New Energy Holding Limited, his wholly owned British Virgin Islands company, or LDK New Energy, 59,386,591 of our shares, representing approximately 35.0% of our outstanding share capital, without taking into account any securities that any shareholder or option holder has the right to acquire within 60 days after the date of this annual report through the exercise of any option, warrant or right. Following the planned purchase by Fulai Investments Limited, or Fulai Investments, a British Virgin Islands company, of 25,000,000 of our shares, Mr. Peng will beneficially own approximately 30.5% of our outstanding share capital; Fulai Investments will own approximately 21.6%; and Heng Rui Xin Energy (HK) Co., Limited, or HRX, a Hong Kong company invested by privately owned and Chinese state-owned funds, will own approximately 13.0%. As such, Mr. Peng and other substantial shareholders will have substantial control over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, dividend policy and other significant corporate actions. Mr. Peng and other substantial shareholders may take actions that are not in the best interest of our company or our shareholders and other securities holders.

Mr. Peng, in his personal capacity, and his family members are engaged in certain alternative energy projects, including a project involving thin-film solar technology. LDK New Energy is the beneficial owner of all of the equity interest of the thin-film solar company. In addition, Mr. Peng and his family may invest or otherwise participate in their personal capacity in other alternative energy projects, which might not be aligned with the interests of our shareholders.

Our controlling shareholder, Mr. Peng, has directly or indirectly pledged a significant portion of his equity interests in our company to secure certain loan facilities. A default under these loan facilities could potentially result in a change of control of our company.

As of the date hereof, Mr. Xiaofeng Peng, our founder and chairman, currently beneficially owns, through LDK New Energy, 59.4 million of our shares, representing approximately 35.0% of our outstanding share capital, without taking into account any securities that any shareholder or option holder has the right to acquire within 60 days after the date herein through the exercise of any option, warrant or right. Following the planned purchase by Fulai Investments of 25,000,000 of our shares, Mr. Peng will beneficially own approximately 30.5% of our outstanding share capital. As collateral, LDK New Energy has pledged up to 54.3 million of our ordinary shares (including ordinary shares represented by ADSs), representing approximately 32.1% of our outstanding ordinary shares as of the date of this annual report, to secure certain loan facilities used to finance its investment in the thin-film solar project and other projects. As of the date hereof, Mr. Peng and LDK New Energy have received top-up notices from the lenders, requiring them to deposit additional cash or shares in our share capital as additional collateral in order to maintain the loan collateral cover ratios set forth the relevant loan facility agreements. There have also been instances of defaults and non-compliances on the part of Mr. Peng and LDK New Energy. In October 2012, we were informed by Mr. Peng and LDK New Energy that the lenders of these loan facilities agreed to forbear from exercising their power of sale with regard to certain of the pledged collateral arising as a result of various prior defaults under the loan facilities by LDK New Energy, and that LDK New Energy and such lenders entered into an amended and restated credit facility agreement in October 2012. Any acceleration under such loan facilities could potentially result in a change of control of our company.

In addition, Mr. Peng in his personal capacity has provided guarantees with respect to a substantial amount of our bank borrowings, with the aggregate principal amount of such loans reaching $455.4 million as of December 31, 2012. Upon the occurrence of a change of control, which, for the purpose of the 2014 senior notes following the consent solicitation, means that Mr. Peng and his affiliates should fail to remain our largest shareholder, we will be required to redeem the 2014 senior notes at a purchase price equal to 101% of the principal amount plus accrued and unpaid interest in accordance with the terms of the indenture. In addition, a change of control of our company, which may have been defined differently under our various loan agreements, may constitute a default under such loan agreements, which could potentially trigger cross-default provisions in other financing agreements, including the 2014 senior notes. If we are required to repay a significant portion or all of our existing indebtedness prior to their maturity or if we are unable to borrow additional amounts under existing credit facilities, we may lack sufficient financial resources to make these payments or to fund other cash requirements, which would have a material adverse effect on our financial condition, results of operations and business prospects.

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

If the average selling price or demand for PV products decrease dramatically, we may not be able to grow our business or generate sufficient revenues to sustain our profitability. For example, partially due to the global financial crisis in 2008 and the on-going deteriorating PV market conditions coupled with the European sovereign debt crisis and overall global economic slowdown, we incurred a net loss of $609.0 million and $1,052.1 million, respectively, for the years ended December 31, 2011 and 2012, although we generated a net profit of $296.5 million for the year ended December 31, 2010. In addition, the prices of PV products have declined since the first half of 2010 due primarily to lower prices of polysilicon during this time and increased manufacturing capacity for PV products. Any negative market and industry trends could materially and adversely affect our business, financial condition and results of operations. We cannot assure you that we will not generate net losses or no greater amounts of net losses going forward due to numerous factors beyond our control, including the external global economic environment, the well-being of the PV industry, and our internal productivity and other operational conditions.

We may be adversely affected by volatile market and industry trends; in particular, the demand for our PV products may decline, which may reduce our revenues and earnings.

We are affected by solar energy market and industry trends as well as macro-economic factors. For example, the prices of PV products have declined since the global financial crisis in 2008, due primarily to lower prices of polysilicon and increased manufacturing capacity for PV products. As the impact of the global financial crisis subsided through 2011, the combination of increased demand and growth from new markets and buyers, such as the United States, Canada, China, India, and Thailand, and decreased average selling prices of PV products contributed to an overall increase in demand for PV products in 2011. The on-going European sovereign debt crisis and global economic slowdown, however, have again significantly dampened the demand for PV products generally. Some of the players in our industry have gone bankrupt or have been the subjects of industry consolidation.

The demand for PV products has also been, and will continue to be, influenced by other macroeconomic factors such as the supply and prices of other energy products, such as oil, coal and natural gas, as well as government regulations and policies concerning the electric utility industry. A decrease in oil prices, for example, may reduce demand for investment and consumption in alternative energy. A global economic downturn, which affects the availability of financing, may also contribute to decreased sales and shipments of PV products and the slowdown of the solar project market segments. Any negative market and industry trends could materially and adversely affect our business, financial condition and results of operations.

Our strategy includes alliances, joint ventures, acquisitions and dispositions of assets, and restructuring of our business operations; our failure to successfully implement this strategy could have a material adverse effect on our business.

As part of our strategy and subject to market conditions, we may enter into strategic acquisitions and investments and establish strategic alliances with third parties in the PV industry if suitable opportunities arise. We may acquire or invest in technologies, businesses or assets that are strategically important to our business operations. For example, in January 2008, we acquired a 33.5% interest in Jiangxi Sinoma New Material Co., Ltd., or Jiangxi Sinoma, a Xinyu-based crucibles manufacturer, from Xinyu Chengdong Investment and Construction Co., Ltd. In February 2010, we acquired crystalline module manufacturing equipment in China from Best Solar Co., Ltd., a wholly owned subsidiary of LDK New Energy, or Best Solar. In March 2011, we acquired a 72% interest in SPI, California-based solar power EPC company. In April 2012, we acquired a 71% interest in Sunways, a German PV company. We may engage in other acquisitions and investments that we believe will complement our strategies, including acquisitions or investments in new technology. We may also make strategic dispositions of our assets or restructure our business operations, such as our recent agreement to dispose of our solar cell and module businesses in LDK Hefei, or make partial and complete disposals of stakes in our other plants or businesses just to raise additional financing. Any strategic acquisition, investment and alliance with third parties could subject us to a number of risks, including risks associated with the assimilation of new operations, technologies and personnel, any unforeseen or hidden liabilities, the inability to generate sufficient revenue and income to offset the costs and expenses of acquisitions, the potential loss of, or harm to, our relationships with employees, customers and suppliers as a result of integration of new businesses, and a reduction or loss of control of operations that are material to our business. Moreover, strategic acquisitions, investments and alliances may divert our cash flow from servicing our debts and making necessary capital expenditures and subject us to impairment losses on our acquisitions and investments in equity securities and risks of non-performance by counterparties, which may in turn lead to monetary losses that may materially and adversely affect our business. An acquisition could also expose us to related litigation and other proceedings, unknown liabilities and other unforeseen risks. For example, a putative class-action lawsuit was initiated by a minority shareholder of SPI seeking to enjoin our acquisition of SPI and seeking money damages soon after we acquired a stake in SPI, with us named as a defendant together with SPI and its board of directors in the class action. Although this class action has been dismissed with prejudice, such and other lawsuits and proceedings could cause us to incur additional legal and other costs and expenses (including the payment of damages, settlement sums or other compensation) as well as divert the attention of our management. Difficulties encountered with respect to the acquisitions, investments, or alliances or in the process of integration could have an adverse effect on our ability to manage our business. Any failure to integrate any acquired businesses or joint ventures into our operations successfully and any material liabilities or potential liabilities of any acquired businesses or joint ventures that are not identified by us during our due diligence process for such acquisitions or investments could materially and adversely affect our business and financial condition.

Product defects could result in increased costs, damage to our reputation and loss of revenues and market share.

Our products may contain defects that are not detected until they have been shipped, installed or otherwise incorporated into PV products of our customers. In 2010, 2011 and 2012, we recorded inventory write-downs of $5.8 million, $17.1 million and $13.4 million, respectively, due to defects identified in our products. In the ordinary course of our business, we also encounter periodic sales returns due to non-conformity with customers’ specifications or product defects. In each case, we are required to replace our products promptly. Product defects and the possibility of product defects could cause significant damage to our market reputation and reduce our product sales and market share. If we cannot successfully maintain consistency and quality throughout our production process, this will result in substandard quality or performance of our products. If we deliver products with defects, or if there is a perception that our products are of substandard quality, we may incur substantially increased costs associated with replacements of products, our credibility and market reputation will be harmed, and sales of our PV products may be adversely affected.

We are subject to the management report and auditor attestation report requirements of Section 404 of the Sarbanes-Oxley Act; if we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

As a public company, we are subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act and the related rules of the Securities and Exchange Commission, or the SEC, require that we evaluate the effectiveness, as of the end of each fiscal year, of our internal control over financial reporting and include in our annual report on Form 20-F for each fiscal year (i) a report of our management on our internal control over financial reporting that contains, among other things, management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the most recent fiscal year, including a statement on whether or not internal control over financial reporting is effective and (ii) the opinion of our independent registered public accounting firm, either unqualified or adverse, as to whether we maintained, in all material respects, effective internal control over financial reporting as of the end of such fiscal year. Such management report and auditor opinion for the fiscal year ended December 31, 2012 are contained in “Item I5. Controls and Procedures — Management’s Annual Report on Internal Control over Financial Reporting” and “— Attestation Report of Independent Registered Public Accounting Firm” in this annual report. Our management and auditors are not permitted to conclude that our internal control over financial reporting is effective if there are one or more “material weaknesses” in our internal control over financial reporting, as defined in rules of the SEC and the U.S. Public Company Accounting Oversight Board, or PCAOB. We cannot assure you that our internal control over financial reporting will continue to be effective or that any significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified in the future. Moreover, if we fail to maintain the adequacy of our internal control, we may not be able to conclude that we have effective internal control over financial reporting. Even if we do conclude that our internal control over financial reporting is effective, our independent registered public accounting firm may still issue a report that is qualified or adverse if it is not satisfied with our internal control. Furthermore, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help us to manage the company effectively and prevent fraud. We have incurred, and will continue to incur, significant costs and have used, and will continue to use, significant management and other resources in order to comply with Section 404 of the Sarbanes-Oxley Act.

Our independent registered public accounting firm’s audit documentation related to their audit report included in this annual report may be located in China. The PCAOB currently cannot inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in our annual reports filed with the SEC, as auditors of companies traded publicly in the United States and a firm registered with the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the applicable laws of the United States and professional standards. Our operations are principally conducted in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. Accordingly, any audit documentation located in China related to our independent registered public accounting firm’s report included in our filings with the SEC is not currently inspected by the PCAOB.

Inspections conducted by the PCAOB outside China have identified deficiencies in audit procedures and quality control procedures of a number of such independent registered public accounting firms. The PCAOB’s inspection process aims to address such deficiencies in audit procedures and quality control procedures through improvement in their future audit quality. This lack of PCAOB inspection in China prevents the PCAOB from regularly evaluating audit documentation located in China and its related quality control procedures. As a result, investors may be deprived of the benefits of such PCAOB inspections.

The inability of the PCAOB to conduct inspections in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to audits outside China that are subject to such PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

The SEC’s recent administrative proceedings against five China-based accounting firms, including the mainland China affiliate of our independent registered public accounting firm, may significantly and adversely affect our ability to comply with the requirements for financial statements as a reporting company.

The SEC has brought administrative proceedings against five accounting firms in China recently, alleging that they refused to hand over documents to the SEC for ongoing investigations into certain China-based companies. We were not and are not subject to any such SEC investigations, nor are we involved in the proceedings brought by the SEC against the accounting firms. However, the mainland China affiliate of our independent registered public accounting firm is one of the five accounting firms named in the SEC’s proceedings and we may be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms. If the SEC prevails in the proceedings, the mainland China affiliate of our independent auditors and other four accounting firms in China in the proceedings may be barred from practicing before the SEC and hence unable to continue to be the auditors for China-based companies like ourselves. If none of the China-based auditors are able to continue to be auditors for China-based companies listed in the U.S., we will not be able to meet the reporting requirements under the Securities Exchange Act of 1934, as amended, or the Securities Exchange Act, which may ultimately result in our deregistration from the SEC and delisting from the New York Stock Exchange, or NYSE.

The financial disclosure in interactive data we are required to provide on SEC’s electronic filing system and our own website involve special and technical processing and processes, and may expose us to unintended additional risks and liabilities.

We provide financial disclosure in interactive data format on SEC’s electronic filing system and post them on our corporate website in connection with our annual report on Form 20-F since the fiscal year ended December 31, 2010 as required by the SEC rules and regulations. As required by the SEC, we use the eXtensible Business Reporting Language, or XBRL, and the taxonomy or standard list of tags in XBRL format developed for financial reporting in interactive format consistent with U.S. GAAP and SEC rules and regulations. The XBRL list of tags contains descriptive labels, definitions, authoritative references to U.S. GAAP and the SEC rules and regulations where applicable, and other elements, all of which aim to provide the contextual information necessary for interactive data to be recognized and processed by software. For the fiscal year ended December 31, 2010, we tagged our consolidated financial statements, with the footnotes and schedules each tagged in a block of text. Starting with our annual report for 2011, we are required to tag the detailed quantitative disclosures within the footnotes and schedules to our consolidated financial statements and are permitted, but not required, to the extent we choose, to tag each narrative disclosure. As required by the SEC rules and regulations, we are also required to post our interactive data for at least 12 months on our corporate website on the same day we file our annual report on Form 20-F.

When we apply XBRL taxonomy or data tags to our consolidated financial statements and the notes and schedules, we are initially guided by the software in tagging information contained in our financial statements with the appropriate tags in the standard list. Each element in the standard list of tags has a standard label. We typically match the standard labels to each caption in our consolidated financial statements and notes and schedules. To the extent we have flexibility in how to report our financial information under U.S. GAAP in our consolidated financial statements and notes and schedules, we may decide to use a non-standard financial statement line item that is not included in the standard list of tags. In this situation, we will create a company-specific element, called an extension. Similarly, when we identify a difference between some elements associated with the standard label and those associated with our financial reporting item, we may change, or extend, the standard label when we tag such financial disclosure. Due to the complexity and technicality in tagging our consolidated financial statements and the notes and schedules, we have outsourced the tagging process to a third party specialist, with the data tagging subject to our review and approval.

As financial statements in interactive data format are intended to be processed by software applications, the unprocessed data are not readable by humans. You will need viewers to convert or render the interactive data file to human readable format. Some viewers are similar to Web browsers used to read HTML files. You will also need software to process interactive data so as to automate and facilitate access to and analysis of the tagged data. We cannot assure you of the availability of any applications in existence or under development that may provide the functionality that you require for your purposes. XBRL is an open standard that defines or tags data using standard definitions. These tags are supposed to establish a consistent structure of identity and context, capable of being recognized and processed by a variety of different software applications. We understand that XBRL was developed and is currently supported by XBRL International, and that software applications, such as databases, financial reporting systems, and spreadsheets, recognize and process tagged financial information. You should also note that the XBRL standard will not remain static and is subject to updating, and the list of newer tags may differ significantly from the old or existing list. Such new developments will not only affect our tagging process going forward, but also your use of our tagged financial disclosure.

We are subject to liabilities under the federal securities laws with respect to our interactive data files submitted to, or filed with, the SEC, with a modified liability for our interactive data submitted for the fiscal years ended December 31, 2010 and 2011. Such modification will primarily deem our interactive data not as filed, but only as submitted, for purposes of specified liability provisions under the federal securities laws, and we are additionally protected from liability for failure to comply with the tagging requirements for the fiscal years ended December 31, 2010 and 2011 if our interactive data file should fail to meet the SEC requirements so long as the failure has occurred despite our good faith effort and we have corrected the failure promptly after becoming aware of it. Such modified liability provisions are no longer available to us for our interactive data submitted to, or filed with, the SEC from the fiscal year ended December 31, 2012, including such interactive data contained in this annual report, and these interactive data files in this annual report will entail the same liability as our regular filings under the antifraud provisions of the Securities Act of 1933, as amended, or the Securities Act, and/or the Securities Exchange Act. In addition, if we fail to provide the required financial disclosure in interactive data format on SEC’s electronic filing system or post such interactive data our own corporate website each on the date so required, we will not be regarded as current with our reports under the Securities Exchange Act and, as a result, will not be eligible to use the short registration statement forms, such as Form F-3, and will not be deemed to have available adequate current public information for purposes of the resale exemption safe harbor provided by Rule 144 under the Securities Act.

If we are unable to attract, train and retain technicians and a skilled labor force, our business may be materially and adversely affected.

Our continued operations depend, to a significant extent, on our ability to attract, train and retain technicians and a skilled labor force for our business. Recruiting and retaining capable technicians, particularly those with expertise in the PV industry, are vital to our success. Our principal operations are located at Xinyu City of Jiangxi Province, a relatively less developed region compared to coastal cities in China. Our location adds difficulties to our recruiting efforts. In addition, there exists substantial competition for qualified technicians in the PV industry, and there can be no assurance that we will be able to attract or retain technicians. Neither can we assure you that we will be able to recruit, train and retain skilled workers. As we have disclosed in the risk factors entitled “— We have expanded our international business operations, and our failure or inexperience in these new endeavors could adversely affect our business expansion strategies and harm our reputation,” “— We have a short operating history in the solar farm project business and related EPC business, and we may not succeed in these endeavors or may not have sufficient financing for them, which could adversely affect our vertical integration strategies and harm our reputation” and “— To the extent we proceed with our proposed investments in LED sapphire wafer manufacturing and in silane gas production, we may not succeed in these new lines of business, which could adversely affect our strategies to expand into higher value-added sectors and to lower our overall production costs,” we face additional difficulties in staffing our overseas operations and any new business operations that we may enter into. If we fail to attract and retain qualified employees, our business and prospects may be materially and adversely affected.

Fluctuations in exchange rates could adversely affect our business.

As of December 31, 2012, our sales were primarily denominated in U.S. dollars, Renminbi and euros. As we develop our modules and solar farm project businesses, we will increasingly be exposed to currency risks relating to euros and U.S. dollars. Our costs are largely denominated in Renminbi and U.S. dollars, while our capital expenditures are largely denominated in U.S. dollars, Renminbi and euros. Therefore, fluctuations in currency exchange rates could have a material adverse effect on our financial condition and results of operations. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and euro, affect our gross and net profit margins and could result in foreign exchange and operating losses.

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

We incurred a net foreign currency exchange loss of $2.0 million and $6.4 million during the years ended December 31, 2011 and 2012, respectively, and we recorded a net foreign currency exchange gain of $8.3 million for the year ended December 31, 2010. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur additional net foreign currency losses in the future. During 2010 and 2011, we entered into certain foreign exchange forward contracts to reduce the effect of our foreign exchange exposure. However, we cannot assure you that these types of hedging activities will be effective in managing our foreign exchange risk exposure.

Compliance with environmental and safety regulations is expensive, and noncompliance may result in adverse publicity and potentially significant monetary damages and fines or suspension of our business operations.

The majority of our business operations are located in China, and we are required to comply with all Chinese national and local regulations regarding the protection of the environment and the safety of operations. Our overseas subsidiaries are required to comply with national, federal and local regulations regarding the environmental protection and operational safety for their businesses in their respective jurisdictions. Compliance with environmental and safety regulation is expensive. The Chinese government is adopting more stringent environmental protection and operational safety regulations and the costs of complying with these regulations are expected to increase. See “Item 4. Information on the Company — B. Business Overview — Regulatory Framework — Environmental Regulations” and “— Production Safety and Environment” for more detailed information. Although we have obtained all of the necessary approvals and permits for our production facilities currently existing or under construction, we cannot assure you that we will be able to comply with all applicable environmental protection and operational safety requirements, and obtain all of the required governmental approvals and permits that may be or may become applicable to us on a timely basis, or at all, or will be able to complete all our registrations and filings with the government, in time for all of our projects currently under construction or our future projects. The relevant governmental authorities may impose on us fines for any non-compliance, set deadlines for rectification, and order us to cease construction or production if we fail to comply with their requirements.

For each of our PV production facilities in China, we are required to conduct an environmental impact assessment, obtain approval of the assessment before commencing construction and complete an examination and obtain an environmental acceptance approval before we begin production. We must also periodically renew the various environmental acceptance approvals that we have obtained to be able to continue our business operations. Our polysilicon production facilities, in particular, use, generate, store, dispose of, and discharge toxic, volatile and otherwise hazardous chemicals and wastes. We are therefore subject to licensing requirements, regulations and periodic monitoring by local environmental protection authorities regarding the use, storage, transportation and disposal of such hazardous chemicals and the disposal of other wastes we generate. Discharge of waste water from our production facilities is an example, for which we must file reports with and obtain discharge permits from the relevant Chinese government authorities.

We are also subject to the periodic production safety examinations and reviews in order to obtain or renew our operational safety permits. As we disclosed in the risk factor entitled “— Unexpected equipment failures or accidents, including any accidental release of hazardous gases or materials, may lead to production curtailments or shutdowns, personal injuries, even deaths or damage to properties,” our operations, especially wafer manufacturing and polysilicon production, use complex and potentially hazardous equipment, such as CVD reactors, STC thermal converters, and hydrochlorination reactors, DSS furnaces, squarers and wire saws, that requires skill and experience for safe operation. We also use and discharge toxic, volatile and otherwise hazardous chemicals in our polysilicon production processes, for which we must register with the relevant authorities and obtain the relevant safety permits before we may use such hazardous chemicals in our production processes, including a permit for the storage and use of hazardous chemicals and a permit for the use of atmospheric pressure containers. Although we have obtained all the necessary operational safety permits for our current operations, we will not be able to renew such operational safety permits, or obtain them for projects under construction, if we fail to comply with present or future safety regulations in China. Our failure may subject us to substantial fines or damages or the suspension of our production operations, which may harm our reputation and could negatively affect our results of operations and financial condition.

We have limited insurance coverage and may incur losses resulting from product liability claims or business interruptions.

We are exposed to risks associated with product liability claims in the event that the use of our PV products results in injury. Due to our limited historical experience, we are unable to predict whether product liability claims will be brought against us in the future or to predict the effect of any resulting adverse publicity on our business. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. Moreover, we only carry limited product liability insurance coverage and may not have adequate resources to satisfy a judgment in the event of a successful claim against us. We do not carry any business interruption insurance. Based on the insurance products available in China, even if we decide to take out business interruption coverage, such insurance as currently available offers limited coverage compared to that offered in many other jurisdictions. Any business disruption or natural disaster could result in substantial losses and diversion of our resources.

Failure to protect our intellectual property rights, know-how and technology may undermine our competitive position.

We have developed various production process-related know-how and technologies in the production of polysilicon, ingots, wafers, cells and modules. Know-how and technologies of this type play a critical role in our quality control and cost reduction. In addition, we have on-going R&D programs with a view to continually developing techniques and processes that will improve our production efficiency and product quality. Our intellectual property and proprietary rights arising out of these R&D programs will be crucial in maintaining our competitive edge in the PV industry. We currently have 71 issued patents, and 86 patent applications pending globally, of which 78 are pending in China. In addition, we also have two registered copyrights and three registered trademarks in China. We rely primarily on patent, trademark, trade secret, copyright law and contractual arrangements with employees to protect our intellectual property and proprietary rights. Nevertheless, these afford only limited protection, and the actions that we may take to protect our intellectual property and proprietary rights may not be adequate. Our failure to protect our production process related know-how and technologies and/or our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property and proprietary rights. Policing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation, which can be costly and divert management attention and other resources away from our business, may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of our proprietary rights. We cannot assure you that the outcome of such potential litigation will be in our favor or that we will be able to effectively enforce any remedies available to us. An adverse determination in any such litigation or failure to enforce our remedies will impair our intellectual property and proprietary rights and may harm our business, prospects and reputation.

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

We have granted, and may continue to grant, stock options under our stock incentive plan and our net income could be adversely affected.

We adopted a stock incentive plan in 2006. As of the date of this annual report, we have outstanding stock options under this plan with respect to 8,019,708 shares, all of which were granted to our directors and employees. During the past few years, as a result of the significant decreases in our share prices, we and some of our optionees agreed to cancel some of the previously granted, but not yet vested, stock options and to replace them with newly granted options with similar terms at lower exercise prices. According to Accounting Standards Codification, or ASC, Topic 718, “Share-Based Payment,” issued by the Financial Accounting Standards Board, or FASB, we are required to recognize share-based compensation as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. For the years ended December 31, 2010, 2011 and 2012, our non-cash share-based compensation expenses amounted to $11.0 million, $9.9 million and $8.9 million, respectively, with respect to share options granted to our employees. The additional expenses associated with share-based compensation may reduce the attractiveness of issuing stock options under our stock incentive plan. However, if we do not grant stock options or we reduce the number of stock options that we grant, we may not be able to attract and retain key personnel. If we grant more stock options to attract and retain key personnel, the expenses associated with share-based compensation may adversely affect our net income.

Most of our production, storage, administrative and R&D facilities are located in close proximity to one another in Xinyu City of Jiangxi Province. Any damage or disruption at these facilities would have a material adverse effect on our business, financial condition and results of operations.

Most of our production, storage, administrative and R&D facilities are located in close proximity to one another in Xinyu City of Jiangxi Province in China. A natural disaster, such as fire, floods, typhoons, earthquakes, severe snow storms or other unanticipated catastrophic events, including power interruptions, telecommunications failures, equipment failures, explosions, fires, break-ins, terrorist acts or war, could significantly disrupt our production and business operations. If any of our production facilities or material equipment were to experience any significant damage or downtime, or if any of our storage, administrative and R&D facilities were to suffer any material damage or disruption, we may be unable to meet our production targets and our business would be adversely affected. Moreover, as we have disclosed in the risk factor entitled “— We have limited insurance coverage and may incur losses resulting from product liability claims or business interruptions,” we do not carry any business interruption insurance. As the insurance industry in China is still in its early stage of development, even if we decide to take out business interruption coverage, such insurance available in China offers limited coverage, which may be insufficient to cover the damage or disruption at these facilities. Any such business disruption or natural disaster could result in substantial losses and diversion of our resources, and have a material adverse effect on our business, financial condition and results of operations.

Dividends, if any, and the interest and principal payments on intercompany loans or advances paid by our subsidiaries constitute an important source for us to fund our cash and financing requirements, and any limitation on the ability of our Chinese subsidiaries to pay dividends or repay intercompany loans or advances to us could have a material adverse effect on our ability to conduct our business.

We are a holding company with no material operations. We conduct our operations mainly through our Chinese subsidiaries. As a holding company, in addition to financings we conduct, dividends, if any, and the interest and principal payments on intercompany loans or advances from our subsidiaries constitute an important source for us to satisfy our obligations, including our obligations under our 2013 convertible notes and 2014 senior notes, and to pay any dividends we may declare. The ability of our subsidiaries to pay dividends and make payments on intercompany loans or advances to their shareholders is subject to, among other things, distributable earnings, reserve funds, cash flow conditions, restrictions contained in the articles of association of our subsidiaries, applicable laws and restrictions contained in the debt instruments or agreements of such subsidiaries. In addition, if any of our subsidiaries raises capital by issuing equity securities to third parties, the dividends declared and paid with respect to such equity securities would not be available to us, such as any dividends declared and paid by LDK Silicon on approximately 18.46% of its share capital that LDK Silicon sold to CDB Capital and affiliates of China Construction Bank Corporation and Bank of China Limited on June 3, 2011. In addition, the articles of association of LDK Silicon, as amended in connection with such investments in LDK Silicon preferred shares, mandate an annual dividend on a pro rata basis among all existing shareholders of LDK Silicon up to an amount of its retained earnings so that the holders of LDK Silicon preferred shares will receive at least $15 million of such dividend, to the extent the declaration and distribution of such dividend are permitted by applicable laws and by contractual obligations applicable to us. These restrictions and developments could reduce the amounts that we receive from our subsidiaries, which could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, service our debts, or otherwise fund and conduct our business.

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

Chinese laws and regulations permit payment of dividends only out of accumulated profits as determined in accordance with Chinese accounting standards and regulations, and such profits differ from profits determined in accordance with U.S. GAAP in certain significant respects, including the use of different bases of recognition of revenue and expenses. Our Chinese subsidiaries are also required to set aside a portion of their after-tax profits according to Chinese accounting standards and regulations to fund certain reserves that are not distributable as cash dividends. In practice, our Chinese subsidiaries are also required to obtain a required tax clearance with the local tax bureau and complete the corresponding foreign exchange procedures before paying any dividends. In addition, under the Chinese Enterprise Income Tax Law, or the EIT Law, effective since January 1, 2008, and its implementing regulations, Chinese income tax at the rate of 10% is applicable to dividends payable by Chinese enterprises to “non-resident enterprises” (enterprises that do not have an establishment or place of business in China or that have such an establishment or place of business in China but for which the relevant dividend income is not effectively connected with such establishment or place of business), subject to any exemption or lower withholding tax rate as may be contained in any income tax treaty or agreement between China and the jurisdictions of incorporation of such “non-resident enterprises.” According to the Arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income entered into in August 2006, subject to the confirmation of the in-charge local tax authority, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to the withholding tax at a rate of no more than 5%, if the direct holding company in Hong Kong is the “beneficial owner” and owns directly at least 25% the equity interest of the foreign-invested enterprise. The Chinese State Administration of Taxation promulgated in October 2009 a Notice on How to Understand and Determine the Beneficial Owners in Tax Agreement, or Circular 601, to provide guidance for determining whether a resident of a contracting jurisdiction is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to Circular 601, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for such treaty benefits. A conduit company normally refers to a company set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. Thus, dividends for earnings accumulated beginning on January 1, 2008 payable to us by our subsidiaries in China, if any, will be subject to a 10% income tax if we are considered a “non-resident enterprise” under the EIT Law. Although some of our Chinese operations are held through Hong Kong entities, such as LDK Solar International Company Limited, or LDK Hong Kong, and LDK Silicon Holding Co., Limited, or LDK Silicon Hong Kong, we are uncertain as to whether and the extent to which these Hong Kong companies meet the beneficial ownership requirements and are eligible for the benefits under this Hong Kong-mainland China double taxation avoidance arrangement when they receive dividends from their subsidiaries in China. We cannot assure you how long it will take to apply for such benefits and, if and when we apply, whether we will be successful in our applications. Neither can we assure you that we will have sufficient cash flow from dividends or repayments on intercompany loans or advances from our Chinese subsidiaries to pay any dividend we may declare.

Furthermore, although we currently do not have any offshore shareholder loans to our Chinese subsidiaries that are foreign invested companies, we may resort to such offshore lending in the future, rather than equity contribution, to our Chinese subsidiaries to finance their operations. In such events, the market interest rates that our Chinese subsidiaries can pay with respect to offshore loans generally may not exceed comparable interest rates in the international finance markets. Under the EIT Law, our Chinese subsidiaries are also required to pay a 10% (or 7% if the interest is paid to a Hong Kong resident under certain circumstances) withholding tax on our behalf on the interest paid under any shareholder loan. Prior to payment of interest and principal on any such shareholder loan, the Chinese subsidiaries (as foreign-invested enterprises in China) must present evidence of payment of the withholding tax on the interest payable on any such shareholder loan and evidence of registration with the Chinese State Administration of Foreign Exchange, or SAFE, authorities as well as any other documents that the SAFE authorities may require. You may find additional information under “Item 10. Additional Information — E. Taxation — People’s Republic of China Taxation” in this annual report.

Risks Relating to Business Operations in China

Changes in Chinese political and economic policies and conditions could adversely affect our business and prospects.

China has been, and will continue to be, our primary production base and currently most of our assets are located in China. While the Chinese government has been pursuing economic reforms to transform its economy from a planned economy to a market-oriented economy since 1978, a significant part of the Chinese economy is still being operated under various controls of the Chinese government. By imposing industrial policies and other economic measures, such as control of foreign exchange, taxation and foreign investment, the Chinese government exerts considerable direct and indirect influence on the development of the Chinese economy. Many of the economic reforms carried out by the Chinese government are unprecedented or experimental and are expected to be refined and improved over time. Recently, the Chinese government has been contemplating and introducing in-depth structural reforms in China in order to further transition the Chinese economy into a market economy. Political, economic and social factors may also lead to further adjustments of the Chinese reform measures, including its fiscal and monetary policies. This reform and adjustment process may not necessarily have a positive effect on our operations and our future business development. Our business, prospects and results of operations may be materially and adversely affected by changes in Chinese economic and social conditions and by changes in the policies of the Chinese government, such as measures to control inflation, changes in the rates or method of taxation, changes in government spending, and the imposition or lifting of restrictions on currency conversion.

Changes in foreign exchange and foreign investment regulations in China may affect our ability to invest in China and the ability of our Chinese subsidiaries to pay dividends and service debts in foreign currencies.

The Renminbi is not a freely convertible currency at present. Although the Chinese government has recently been trying to internationalize the Renminbi, it continues to regulate conversion between Renminbi and foreign currencies. Changes in Chinese laws and regulations on foreign exchange may result in uncertainties in our financing and operating plans in China. Over the years, China has significantly reduced the government’s control over routine foreign exchange transactions under current accounts, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debts. In accordance with the existing foreign exchange regulations in China, our Chinese subsidiaries may, within the scope of current account transactions, pay dividends and service debts in foreign currencies without prior approval from the Chinese State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, there can be no assurance that the current Chinese foreign exchange policies with respect to debt service and payment of dividends in foreign currencies will continue in the future. Changes in Chinese foreign exchange policies may have a negative impact on our ability to service our foreign currency-denominated indebtedness and to distribute dividends to our shareholders in foreign currencies since we, as a Cayman Islands holding company, rely on our operating subsidiaries in China to convert their Renminbi cash flow to service such foreign debt and to make such dividend payments. Foreign exchange transactions by our Chinese subsidiaries under the capital account continue to be subject to significant foreign exchange controls. In particular, foreign exchange transactions involving foreign direct investment, foreign debts and outbound investment in securities and derivatives are subject to limitations and require approvals from the relevant SAFE authorities. We have the choice, as permitted by the Chinese foreign investment regulations, to invest our net proceeds from our various offerings in the form of registered capital or a shareholder loan into our Chinese subsidiaries to finance our operations in China. Our choice of investment is affected by the different treatments under the relevant Chinese regulations with respect to capital-account and current-account foreign exchange transactions in China. For example, our transfer of funds to our subsidiaries in China is subject to approval of Chinese governmental authorities in case of an increase in registered capital, or subject to registration with Chinese governmental authorities in case of a shareholder loan. These and other limitations on the flow of funds between us and our Chinese subsidiaries could restrict our ability to act in response to changing market conditions and limit our flexibility in the management of our cash flow and financings.

On the other hand, as the Chinese government is striving to internationalize the Renminbi, aiming to make it a trading currency, then an investment currency and finally a reserve currency, we may not necessarily benefit from such efforts in our operations. Were the Renminbi to become freely convertible, it may undergo unprecedented fluctuations under the market forces of supply and demand, and we may have to devote significantly more human and other resources in managing our assets, finances and cash flow denominated in Renminbi and in foreign currencies. We may, as a result, be confronted with more uncertainties in our financing and business operations, and we cannot assure that our financial condition, results of operations and business prospects will not be adversely affected by such efforts of the Chinese government to internationalize its currency, the Renminbi.

The uncertain legal environment in China could have a negative impact on our business and prospects and also limit the legal protections available to you.

Our principal operating subsidiaries, Jiangxi LDK Solar, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, are foreign-invested enterprises in China and are subject to laws and regulations applicable to foreign investments in China in general and laws and regulations applicable to wholly foreign-owned enterprises and sino-foreign joint venture enterprises in particular. The Chinese legal system is a civil law system based on written statutes. Unlike the common law system, the civil law system is a system in which decided legal cases have little precedential value. When the Chinese government started its economic reform in 1978, it began to formulate and promulgate a comprehensive system of laws and regulations to provide general guidance on economic and business practices in China and to regulate foreign investments. China has made significant progress in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, the promulgation of new laws, changes in existing laws and abrogation of local regulations by national laws may have a negative impact on our business and prospects. In addition, as these laws, regulations and legal requirements are relatively recent and because of the limited volume of published cases and their non-binding nature, the interpretation and enforcement of these laws, regulations and legal requirements involve significant uncertainties. These uncertainties could limit the legal protections available to foreign investors, including you.

Expiration of, or changes to, current Chinese tax incentives that our business enjoys could have a material adverse effect on our results of operations.

Under Chinese tax laws and regulations effective prior to January 1, 2008, a company established in China was typically subject to a national enterprise income tax at the rate of 30% on its taxable income and a local enterprise income tax at the rate of 3% on its taxable income. The Chinese government provided various incentives to foreign-invested enterprises to encourage foreign investments. These incentives included reduced tax rates and other measures. Foreign-invested enterprises that were determined by Chinese tax authorities to be manufacturing companies with authorized terms of operation for more than 10 years were eligible for:

•	a two-year exemption from the national enterprise income tax from their first profitable year; and

•	a 50% reduction of their applicable national enterprise income tax rate for the succeeding three years.

The local preferential enterprise income tax treatment was within the jurisdiction of the local provincial authorities as permitted under the prior Chinese tax laws relating to foreign-invested enterprises. The local tax authorities would decide whether to grant any tax preferential treatment to foreign-invested enterprises on the basis of their local conditions. The Jiangxi provincial government announced that energy companies with authorized terms of operation for more than 10 years were eligible for:

•	a five-year exemption from the 3% local enterprise income tax from their first profitable year; and

•	a 50% reduction of their local enterprise income tax rate for the succeeding five years.

Under these pre-existing Chinese tax laws and regulations, Jiangxi LDK Solar, as a foreign-invested manufacturing enterprise, was entitled to a two-year exemption from the national enterprise income tax for 2006 and 2007 and would be subject to a reduced national enterprise income tax rate of 15% from 2008 through 2010. Likewise, Jiangxi LDK Solar was entitled to a five-year exemption from the local enterprise income tax beginning in 2006 and would be subject to a reduced local enterprise income tax rate of 1.5% from 2011 through 2015.

The EIT Law, which became effective on January 1, 2008, imposes a unified income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify for preferential tax treatments under certain limited exceptions. The EIT Law and the related regulations permit companies to continue to enjoy their preferential tax treatments under the prior tax regime until such treatments expire in accordance with their terms, on the condition that such preferential tax treatments are available under the grandfather clauses of the EIT Law and the related regulations. As a result, Jiangxi LDK Solar was subject to a reduced unified enterprise income tax rate of 12.5% from 2008 to 2010. In December 2009, Jiangxi LDK Solar was recognized by the Chinese government as a “High and New Technology Enterprise,” or HNTE, under the EIT Law and is therefore entitled to the preferential enterprise income tax rate of 15% from 2009 to 2011. Under the EIT Law, where the transitional preferential enterprise income tax policies and the preferential policies prescribed under the EIT Law and its implementation rules overlap, an enterprise may choose the more favorable policy, but may not enjoy multiple preferential policies. Jiangxi LDK Solar chose to complete the above-mentioned 2-year-exemption-plus-3-year-50%-reduction tax holiday for the overlapping period of 2009 and 2010. With the renewal of its HNTE status in 2012, Jiangxi LDK Solar will enjoy a preferential income tax rate of 15% from 2012 to 2014. In September 2011, Jiangxi LDK Silicon was recognized by the Chinese government as an HNTE and is entitled to the preferential income tax rate of 15% from 2011 to 2013. Based on the evaluation of Jiangxi LDK Silicon’s conformity to the qualification criteria for HNTE, we decided that Jiangxi LDK Silicon did not qualify for HNTE in 2012. Therefore, Jiangxi LDK Silicon was subject to income tax at a rate of 25% for 2012. Our other Chinese subsidiaries do not enjoy any preferential tax treatment in China. When our current tax benefits expire or otherwise become unavailable to us for any reason, including their termination by the relevant government authority, our profitability will be adversely affected.

We may be treated as a Chinese resident enterprise for income tax purposes, which may subject us to Chinese income tax on our worldwide income.

Under the EIT Law and its implementation rules, enterprises established outside mainland China whose “de facto management bodies” are located in mainland China are considered “Chinese resident enterprises for income tax purposes.” The implementation rules define the term “de facto management body” as a management body that exercises material and overall management control over the business, personnel, accounts and properties of an enterprise. We hold our shareholders’ meetings and board meetings outside mainland China and keep our register of shareholders outside mainland China. However, most of our directors and members of our senior management are currently based inside mainland China and we keep our books of account inside mainland China. The Chinese tax authorities may consider these circumstances relevant in determining whether we are a Chinese resident enterprise for income tax purposes. Although we have not been notified by any Chinese tax authorities that we are a Chinese resident enterprise under the Chinese tax law, and although it is unclear whether we have a “de facto management body” located in mainland China for Chinese tax purposes, we intend to take the position that we are not such a Chinese resident enterprise. We cannot assure you however that the Chinese tax authorities will agree with our position. If we are deemed a Chinese resident enterprise for income tax purposes, we will be subject to, among other things, the Chinese enterprise income tax at the rate of 25% on our worldwide income excluding, however, the dividend income we receive from our Chinese subsidiaries. If we are treated as a Chinese resident enterprise under the Chinese tax law, we could face significant adverse tax consequences, which could adversely affect the value of our shares and ADSs.

Our business, financial condition and results of operations could be adversely affected by Chinese labor laws and regulations.

The Chinese labor laws and regulations have a direct impact on our business operations. The National People’s Congress promulgated the Labor Contract Law of China, which became effective on January 1, 2008. This labor contract law, together with its implementation rules and regulations, aims at providing employees with greater protection in their employment relationships. For example, the labor contract law requires employers to enter into written contracts with their employees, and if an employer fails to enter into a written contract with an employee within one month of the commencement of the employment, the employer is required to pay to the employee double salary for the noncompliance period for up to one year. This labor law also calls for open-ended employment contracts rather than fixed-term contracts under specified circumstances. The law further prohibits an employer from entering into a one-year or shorter-term contract with an employee if it constitutes the third consecutive renewal of the employment contract unless it is so requested by the employee. As a result of this more labor-friendly legislation, our discretion in the hiring and termination process has been significantly curtailed, which could in turn affect our overall labor costs and our ability to adjust our labor needs in response to market changes. Our business, financial condition and results of operations could therefore be adversely affected by these Chinese labor laws and regulations.

Chinese regulations relating to the establishment of offshore special purpose companies by Chinese residents may subject our Chinese resident shareholders to personal liability and limit our ability to acquire Chinese companies or to inject capital into our Chinese subsidiaries, limit our Chinese subsidiaries’ ability to distribute profits to us, or otherwise materially and adversely affect us.

The SAFE rules and regulations require Chinese residents, both legal and natural persons, to register with the relevant SAFE authorities before they establish or take control of any company outside China for the purpose of acquiring any asset of or equity interest in Chinese companies and raising funds overseas. SAFE refers to such companies outside China as “offshore special purpose companies” in its notice. In addition, SAFE also requires any Chinese resident that is the shareholder of an offshore special purpose company to amend its SAFE registration with respect to the offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China. If any Chinese shareholder of an offshore special purpose company fails to make the required SAFE registration and amendment, the Chinese subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. Moreover, failure to comply with such SAFE registration and amendment requirements could result in liabilities under the Chinese law for evasion of applicable foreign exchange restrictions. Our current beneficial owners who are Chinese residents have completed registration with the relevant SAFE authorities as required under the above-mentioned SAFE notice except for updating the registration with SAFE in connection with any change of their equity interests in us from time to time and the change of the assets and liabilities of our company as a result of any equity or debt offerings by us from time to time. The failure of these beneficial owners to amend their SAFE registrations in a timely manner pursuant to the SAFE notice or the failure of our other future beneficial owners who are Chinese residents to comply with the SAFE registration requirements may subject such beneficial owners to fines and legal sanctions, and may also result in restrictions on our Chinese subsidiaries in their abilities to distribute profits to us, or may otherwise materially and adversely interfere with our business.

All employee participants in our existing 2006 stock incentive plan who are Chinese citizens may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt additional option plans for our directors and employees under Chinese laws.

In March 2007, SAFE issued the Operating Procedures on Administration of Foreign Exchange Regarding Participation by Chinese Individuals in Employee Stock Ownership Plan and Stock Option Plan of Overseas Listed Companies, or the Stock Option Rule. It is not clear whether the Stock Option Rule covers any type of equity compensation plans or incentive plans which provide for the grant of ordinary share options or authorize the grant of restricted share awards. For plans so covered that are adopted by an overseas listed company, the Stock Option Rule requires the employee participants in those plans who are Chinese nationals to register with the relevant SAFE authorities within 10 days of the commencement of each quarter. In addition, the Stock Option Rule also requires the employee participants who are Chinese nationals to follow a series of requirements on making necessary applications for foreign exchange purchase quotas, opening special bank accounts and filings with the SAFE authorities before they exercise their stock options.

Although we have assisted our employees in their registration with the SAFE authorities in connection with our stock option plan according to the Stock Option Rule, failure to comply with such provisions may subject us and the participants of our stock option plan who are Chinese nationals to monetary fines and other legal sanctions. Although, to date, we have not received any notice from any SAFE authorities regarding any legal sanctions applicable to us or our employees, we cannot assure you that we or our Chinese employees will not fail to comply with such provisions in the future or that any such failure will not prevent us from further granting options under our stock incentive plan to our employees, which could adversely affect our business operations as a result.

We face risks related to health epidemics and other outbreaks of contagious diseases.

Our business could be adversely affected by epidemic outbreaks, such as avian flu, SARS, a highly contagious form of atypical pneumonia, and other epidemics and their different strains. Over the years, there have been occurrences of avian flu in various parts of China, including confirmed human cases. An outbreak of avian flu in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, including China. Additionally, any recurrence of SARS similar to its past outbreaks in China and other countries and regions, including the current H7N9 strain cases in China, could have an adverse effect of a large scale. Any prolonged occurrence or recurrence of these contagious diseases or other adverse public health developments may have a material adverse effect on our business operations. These include limitations on our ability to travel or ship our products as well as temporary closure of our production facilities for quarantine or for preventive purposes. Such closures or travel or shipment restrictions could severely disrupt our business operations and adversely affect our financial condition and results of operations. We have not adopted any written preventive measures or contingency plans to combat any health epidemics and other outbreaks of any such contagious diseases.

Risks Relating to Our ADSs and Shares

The market price of our ADSs has been and may continue to be volatile, which could cause the value of your investments to decline.

The market price of our ADSs experienced, and may continue to experience, significant volatility. For the period from June 1, 2007 (commencement of trading of our ADSs on the NYSE) to December 31, 2012, the closing price of our ADSs on the NYSE has ranged from a low of $0.71 per ADS to a high of $73.95 per ADS. You may find additional information on the historical high and low closing prices of our ADSs as reported by the NYSE under “Item 9. The Offer and Listing — A. Offer and Listing Details — 4. Information Regarding the Price History of the Stock” and “— C. Markets” in this annual report.

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

•

pledges or perceived pledges of additional ordinary shares or ADSs by our significant shareholders, and the foreclosure or perceived foreclosure of such security interests, whether or not potentially resulting in a change of control; and

•	impact and development of any lawsuit or legal proceedings, currently pending or threatened, or that may be instituted in the future.

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

Under the Cayman Islands law, we may only pay dividends out of our profits or our share premium account subject to our ability to service our debts as they fall due in the ordinary course of our business. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. We cannot give any assurance that we will declare dividends of any amount, at any rate or at all. We have not paid any dividend in the past. Future dividends, if any, will be at the discretion of our board of directors and will depend upon our future operations and earnings, capital expenditure requirements, general financial condition, legal and contractual restrictions and other factors that our board of directors may deem relevant. Because we are a holding company, we rely principally on dividends, if any, paid by our subsidiaries to us to fund our dividend payments, if any, to our shareholders, including you, and any limitation on the ability of our Chinese subsidiaries to pay dividends to us could have a material adverse effect on our ability to pay dividends to you. You should refer to the section entitled “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information —Dividend Distribution Policy” in this annual report for additional information regarding our current dividend policy.

Our future financings, through sales of our ADSs, shares or equity-linked securities in the public market, may cause a dilution in your shareholding, cause the price of our ADSs to decline, or place restrictions on our operations.

We may require additional funding to meet our working capital or capital expenditure requirements or in connection with our acquisitions, strategic collaborations or other transactions in the future. If we raise such funding through issuance of new equity or equity-linked securities, it may cause a dilution in the percentage ownership of our then existing shareholders. In April 2013, we entered into an agreement with Fulai Investments to issue and sell 25,000,000 of our ordinary shares to Fulai Investments, pending the approval of our shareholders. Sales of a substantial number of ADSs or other equity-linked securities in the public market could depress the market price of our ADSs, and impair our ability to raise capital through the sale of additional equity or equity-linked securities. We cannot predict the effect that future sales of our ADSs or other equity-linked securities would have on the market price of our ADSs.

Alternatively, if we decide to meet our funding requirements by way of additional debt financing, to the extent we could do so in compliance with the various covenants and other restrictions contained in our existing financing arrangements, including those contained in our 2014 senior notes, we may cause additional restrictions placed on us through such debt financing arrangements, which may:

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

Sales by our existing shareholders of our ADSs or ordinary shares, including those equity-related securities issued upon the exercise of our outstanding stock options, in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. As of December 31, 2012, we had 158,826,297 ordinary shares outstanding, including 83,049,491 ordinary shares represented by 83,049,491 ADSs. Mr. Peng currently has borrowings invested in his alternative energy projects from financial institutions, which are secured by pledges of a significant amount of his shares and ADSs in our company, as we have disclosed in the risk factor entitled “— Risks Relating to Our Company and Our Industry — Our controlling shareholder, Mr. Peng, has directly or indirectly pledged a significant portion of his equity interests in our company to secure certain loan facilities. A default under these loan facilities could potentially result in a change of control of our company.” If Mr. Peng defaults on his obligations under these financings, the financial institutions may sell the pledged shares and ADSs. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any financial institutions, or the availability of these securities for future sale, will have on the market price of our ADSs. The price of our ADSs may decline as a result.

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

Anti-takeover provisions of our articles of association could prevent a change in control even if such takeover is beneficial to our shareholders, and certain provisions of our 2014 senior notes could also discourage an potential acquirer.

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

In addition, our 2014 senior notes contain provisions that could make it more difficult or more expensive for a third party to acquire us, or may even prevent a third party from acquiring us. For example, upon the occurrence of certain change of control transactions, holders of our 2014 senior notes have the right to require us to redeem all or a portion of the 2014 senior notes at 101% of their principal amount plus accrued and unpaid interest. By discouraging a potential acquirer, these provisions could have the effect of depriving our shareholders of an opportunity to sell their shares or ADSs at a premium over prevailing market prices, and might reduce the price of our shares and ADSs as a result.

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

As disclosed, we are a Cayman Islands company and substantially all of our assets are located outside the United States. Most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. In addition, substantially all of our current operations are conducted in China. As a result, it may be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. It may also be difficult for you to effect service of process within the United States upon our directors or officers. Furthermore, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of U.S. courts against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any of its states. It is also uncertain whether such Cayman Islands or Chinese courts would be competent to hear original actions brought in the Cayman Islands or China against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any of its states.

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT

Our legal and commercial name is LDK Solar Co., Ltd. We were incorporated in the Cayman Islands on May 1, 2006 by LDK New Energy, a British Virgin Islands company wholly owned by Mr. Xiaofeng Peng, our founder and chairman. In June 2007, we completed the initial public offering, or IPO, of our ADSs and listed our ADSs on the NYSE.

We established two wholly owned Chinese subsidiaries, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, in July and October 2007, respectively, both in Jiangxi Province, China, to engage in polysilicon manufacturing business. We subsequently reorganized our polysilicon business structure so that the two Chinese polysilicon manufacturers became wholly owned subsidiaries of LDK Silicon Hong Kong, which is wholly owned by LDK Silicon. On June 3, 2011, pursuant to a subscription agreement dated as of December 30, 2010, CDB Capital and investment funds affiliated with China Construction Bank Corporation and Bank of China Limited subscribed for 240 million LDK Silicon preferred shares, which represented, on an as-if-converted basis, approximately 18.46% of the aggregate issued and outstanding share capital of LDK Silicon on a fully diluted basis as of the date of this annual report.

In March 2011, we acquired a 72% interest in SPI, a California-based solar power EPC company. SPI’s shares are listed and traded on the OTCBB market.

In April 2012, we acquired a 71% interest in Sunways, a German-based PV company with its shares listed on the Frankfurt Stock Exchange.

In November 2012, we sold 25,307,497 of our ordinary shares to HRX, a Hong Kong company invested by privately owned and Chinese state-owned funds, accounting for approximately 14.93% of our total issued and outstanding share capital as of the date of this annual report.

In February and March 2013, we sold 17,000,000 of our ordinary shares to Fulai Investments, a British Virgin Islands company, accounting for approximately 10.03% of our total issued and outstanding share capital as of the date of this annual report.

In April 2013, in connection with our privately negotiated settlement with CAI Global Master Fund, LP relating to its holdings in our 2013 convertible notes, we entered into a loan agreement with CAI Global Master Fund, LP, in which we also agreed to issue a warrant to the holder for an aggregate of 4,153,588 of our ordinary shares exercisable at $1.25 per share, the NYSE closing price on the trading day immediately prior to the entry of the loan agreement. The warrant is subject to the approval of the annual general meeting of our shareholders and has a three-year validity from the date of its issue.

In April 2013, we entered into an agreement with Fulai Investments to issue and sell 25,000,000 of our ordinary shares to Fulai Investments, pending the approval of our shareholders.

We are currently 35.0% beneficially owned by Mr. Peng without taking into account any securities that any shareholder has the right to acquire within 60 days after the date hereof through the exercise of any option, warrant or right. As a result, Mr. Peng maintains effective control over our business and corporate matters that require shareholders’ approval. Upon consummation of the purchase by Fulai Investments of 25,000,000 of our shares, Mr. Peng will beneficially own approximately 30.5% of our outstanding share capital, Fulai Investments will own approximately 21.6% and HRX will own approximately 13.0%.

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

We are a leading vertically integrated manufacturer of PV products. While our historical strength was in the solar wafer business, we have expanded our business to meet the PV industry’s requirements for polysilicon, wafers, cells, modules, systems, power projects and solutions.

The PV market is highly competitive and volatile. Currently, China’s major solar manufacturers, including us, substantially rely on both exports of solar products to Europe and the United States and domestic demand. The reduced market demand for PV products in these markets has resulted in substantial oversupply. In addition, we and many of our competitors engaged in aggressive expansion programs during the past several years. As a result, competition has increased and the industry has experienced price reductions, which have materially and adversely affected our business operations and financial condition. Various consolidations are gathering speed in the PV industry in China and globally. Due to limited customer orders and depressed market prices with the on-going global economic slowdown, we have substantially reduced our production volumes and have temporarily suspended the operations of certain of our plants, while remaining ready to resume and increase our production of certain products when the market conditions permit.

Polysilicon. We commenced production and sale of polysilicon in the third quarter of 2009. As of December 31, 2012 and March 31, 2013, our two polysilicon plants, Mahong Plant and Xiacun Plant, located near our wafer production facilities, had an aggregate installed annualized polysilicon production capacity of approximately 17,000 MT. We use a modified Siemens process as the basis for our polysilicon production, employ state-of-the-art production facilities at our polysilicon plants, and are able to produce polysilicon that meets the premium quality requirements of international PV and electronics industries. While all of the polysilicon we currently produce is solar-grade, our Mahong Plant is capable of producing electronic-grade polysilicon in accordance with international industry standards and practice, representing approximately 90% of our aggregate polysilicon production capacity. As we have disclosed in “Item 4. Information on the Company — Our Products and Services — Polysilicon Production — Debottlenecking” in this annual report, we have been endeavoring to install hydrochlorination facilities to make our polysilicon production more efficient and cost-effective, despite suspensions due to lack of funding during the past years. We consume a significant portion of our polysilicon output in our wafer production. For the years ended December 31, 2010, 2011 and 2012, we produced approximately 5,052 MT, 10,455 MT and 2,520 MT of polysilicon, respectively, and consumed approximately 72.7% , 82.8% and 69.6%, respectively, of our total polysilicon production, with the rest sold to independent third-party customers. Our polysilicon production volume decreased in 2012 as we temporarily suspended our polysilicon production since the third quarter of 2012, primarily due to the decreased market demand and depressed market prices of PV products. Subject to the availability of new financing following our consent solicitation, we expect to complete the construction of our hydrochlorination facilities in the third quarter of 2013, and gradually resume our polysilicon production in line with market conditions.

Solar Wafers. We manufacture solar wafers in our wafer production facilities in Xinyu City Hi-Tech Industrial Park in Jiangxi Province, China. We produce multicrystalline and monocrystalline solar wafers and sell them globally to manufacturers of solar cells and solar modules. We also provide wafering services, producing wafers for customers who provide polysilicon materials to us. As of December 31, 2012 and March 31, 2013, we had an annualized solar wafer production capacity of approximately 4.8 GW. For the years ended December 31, 2010, 2011 and 2012, we produced approximately 2.50 GW, 2.23 GW and 1.0 GW of solar wafers, respectively, and consumed approximately 3.5%, 29.5% and 10.1%, respectively, of our total solar wafer production in our in-house production of solar cells, with the rest sold to independent third-party customers. Although our solar wafer production has remained on-going, we substantially reduced our solar wafer production volume since the third quarter of 2012, primarily due to the decreased market demand and depressed market prices of PV products. We have, however, since late October 2012 been gradually increasing our wafer production to meet increasing market demand.

Solar Cells. We commenced solar cell production in the third quarter of 2010. We produce solar cells in our production facilities in Xinyu City Hi-Tech Industrial Park in Jiangxi Province, and Hefei City of Anhui Province, China. As of December 31, 2012 and March 31, 2013, we had an annualized solar cell production capacity of approximately 1.7 GW. For the years ended December 31, 2010, 2011 and 2012, we produced approximately 30.0 MW, 590.0 MW and 162.1 MW of solar cells, respectively. We have used 43.4% the solar cells we produce in our in-house production of solar modules, in addition to outsourcing from third party suppliers. Although our solar cell production has remained on-going, we have substantially reduced our solar cell production volume since the third quarter of 2012, primarily due to decreased market demand and the depressed market prices of PV products. We entered into an agreement in April 2013 to sell and transfer all our equity interest in LDK Hefei to an affiliate of the local Hefei government. As a result, our annualized solar cell production capacities have been reduced to approximately 0.3 GW as of the date of this annual report.

Solar Modules. We commenced solar module production in 2010, and we also provide solar module processing services to customers. We produce solar modules in our production facilities in Nanchang City of Jiangxi Province, Suzhou City of Jiangsu Province, and Hefei City of Anhui Province, China. As of December 31, 2012 and March 31, 2013, we had an annualized solar module production capacity of approximately 1.7 GW. Our modules have been certified in various European countries and the U.S. For the years ended December 31, 2010, 2011 and 2012, we produced approximately 540.0 MW, 840.0 MW and 191.6 MW of solar modules, respectively, and consumed approximately 4.0%, 9.0% and 13.2%, respectively, of our total solar module production in our solar farm projects, with the rest sold to independent third-party customers. Although our solar module production has remained on-going, we substantially reduced our solar module production volume since the third quarter of 2012, primarily due to decreased market demand and the depressed market prices of PV products. As a part of our current strategies for our solar module production business, we have reduced our solar module production and sold our solar module manufacturing business in Hefei City. As a result, our annualized solar module production capacity has been reduced to approximately 1.4 GW as of the date of this report.

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

Our production facilities are primarily located in Xinyu City, Jiangxi Province, with our module production facilities in Nanchang City, Jiangxi Province, and Suzhou City, Jiangsu Province, China. Sunways, our subsidiary listed on the Frankfurt Stock Exchange, is headquartered in Konstanz, Germany.

Our principal PV product customers, in terms of net sales for the year ended December 31, 2012, include Sumitomo, Photovoltech, Hyundai, Solartech, and Gintech.

Competitive Strengths

We believe that we have the following principal competitive strengths:

•

Large-scale production. We are one of the largest manufacturers of PV products in terms of capacity and production, according to Solarbuzz. Leveraging our scale and market position, we have been able to improve our cost structure by procuring raw materials and advanced production equipment on favorable terms. Our cost structure has also been enhanced by our vertically integrated business model, China-based manufacturing facilities and R&D, and the economies of scale of our operations. By producing all of our products in China, we have been able to benefit from low-cost labor, land, ancillary equipment and facilities, consumables and utilities.

•

High-level of vertical integration. We are a vertically integrated PV product manufacturer with production capabilities at each step of the supply chain from polysilicon to solar farm projects. While historically our strength was in the solar wafer business, we have expanded our business to meet the PV industry’s requirements for solar materials, polysilicon, wafers, modules, systems, projects and solutions. Depending on market conditions, we have the flexibility to buy and sell PV products along the value chain to maximize our revenue and profit. The expanded addressable market as a result of our vertical integration also contributes to the diversification of our customer base.

•

Leading PV product manufacturer with a strong brand. We are a leading producer of PV products globally in terms of capacity and/or production. Our leading manufacturing scale and well-recognized product quality have enabled us to establish a strong brand name and reliable reputation in our industry. The credibility of the LDK brand name has enabled us not only to expand our global footprint quickly, but also to cross-sell our products as we further pursue and optimize our vertical integration strategies.

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

•

Diversified customer base. We have established a number of long-term relationships and sales arrangements with key players in the PV industry. Our current customer base consists of some of the major international players in the PV sector, including Sumitomo, Photovoltech, Hyundai, Solartech, and Gintech. Our revenues are also diversified geographically around the world. During the year ended December 31, 2012, we sold our PV products to over 632 customers in 30 countries or regions.

Our Strategy

We intend to pursue the following strategies:

•

Implement our liquidity plan. With a deteriorating PV market since the second half of 2011 and significant on-going uncertainties regarding the sustainability of the PV market, our results of operations have been adversely affected in recent years by, among other things, (i) continued decline in the average selling price across the chain of PV products, (ii) global PV manufacturing capacity exceeding global demand, and (iii) international trade-related investigations and proceedings initiated in certain European jurisdictions and anti-dumping and/or countervailing tariffs imposed by the U.S. government. In order to improve our viability under such circumstances, we have been evaluating our financial condition and results of operations, as well as considering available options, especially our liquidity plan as disclosed in “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources — Working Capital Deficit” in this annual report. We believe that, by effectively implementing our liquidity plan, we should be able to realign our capital structure to better fit our current financial condition and prospects and to improve our liquidity position and increase our cash flow.

•

Continue to reduce our production costs. We have developed proprietary manufacturing processes to reduce our costs and increase our operational efficiency in our overall production processes. We plan to continue to devote significant R&D resources to enhance our technological capabilities in order to reduce manufacturing costs, improve production yield and pursue technological innovation. We are currently undertaking debottlenecking initiatives to convert more STC into TCS in an effort to lower our polysilicon production cost and boost our polysilicon production capacity. Other cost-saving measures we are implementing include acquiring high-pressure steam from a co-located steam generation plant under construction and applying an advanced coating technology to lower the electricity consumption of our CVD reactors. We are committed to further reducing our per-unit cost by further optimizing our vertical integration model and each of its value chains. In addition, we will strive to enhance our operational excellence, localize feedstock and consumable sources, and reduce energy consumption in order to become more cost competitive.

•

Develop and commercialize innovative technologies. We plan to continue to develop and commercialize innovative technologies. We currently have a number of on-going R&D programs with a view to developing techniques and processes that will improve our conversion efficiency and product quality or lower production cost. We have 71 issued patents, and 86 patent applications pending globally, of which 78 were pending in China. We have implemented and intend to continue to implement these and other patents and patent applications to further improve our polysilicon production, silicon recycling, wafer production processes, solar cell structures, module designs and efficiency of our production equipment. We expect to continue to develop, procure and commercialize technologies that have significant potential applications and may provide significant competitive advantages to us.

•

Continue to enhance our vertical integration. We will continue to streamline our vertical integration to strengthen our competitive position. We currently produce polysilicon, solar wafers, cells and modules in-house, and also develop solar farm projects and provide related EPC services in Europe, the United States and China. In addition to building up weaker links in our solar value chain to enhance our polysilicon production capabilities, and undertaking debottlenecking initiatives to increase the conversion capacity of our STC thermal converters and to construct hydrochlorination facilities as an additional conversion mechanism to convert more STC into TCS, we will continue to strengthen more profitable links in the value chain to capture such opportunities in the market. As a vertically integrated PV company, we will be able to provide our customers with a range of services and products while at the same time giving us better control of the time to market, costs, supply and quality of the products we manufacture.

•

Further expand our customer base and increase our brand recognition. We plan to further expand our customer base and increase our brand recognition by increasing our sales and marketing efforts in countries such as the U.S., China, Europe and other countries and regions. We intend to continue to increase our brand recognition by delivering high-quality PV products and services. We intend to continue to seize of opportunities in China, Europe, and the United States to build out our solar farm project development teams, which will enable us to promote our branded PV products through the construction and sale of solar farm projects. We develop these projects with the intent to sell them to third parties upon completion of their development.

Our Products and Services

We are a leading vertically integrated manufacturer of PV products. While our historical strength was in the solar wafer business, we have expanded our business to meet the PV industry’s requirements for polysilicon, wafers, cells, modules, systems, power projects and solutions. While we continue our vertical integration at each step of our PV product value chain to the extent feasible, our revenue also includes significant portions of sales of our solar wafers, modules and polysilicon. We also sell a number of ancillary products, including liquid chlorine and caustic soda.

The following table sets forth our installed annual production capacity as of December 31, 2012 and March 31, 2013.

Installed Annual Capacity
Product	Location	December 31, 2012	March 31, 2013
Polysilicon	Mahong Plant, Xinyu City; Jiangxi Province	15,800 MT	15,800 MT
	Xiacun Plant, Xinyu City; Jiangxi Province	1,200 MT	1,200 MT
Wafer	Xinyu City, Jiangxi Province	4.8 GW	4.8 GW
Cell	Xinyu City, Jiangxi Province; Hefei City, Anhui Province	1.7 GW	1.7 GW
Module	Nanchang City, Jiangxi Province; Suzhou City, Jiangsu Province; Hefei City, Anhui Province; Shenzhen City, Guangdong Province	1.7 GW	1.7 GW

We entered into an agreement in April 2013 to sell and transfer all our equity interest in LDK Hefei to an affiliate of the local Hefei government. As a result, our annualized solar cell and module production capacities have been reduced to approximately 0.3 GW and 1.4 GW, respectively, as of the date of this annual report.

Polysilicon production

We commenced the construction of our polysilicon production facility in Xinyu City, Jiangxi Province, China in August 2007, and commenced production in the third quarter of 2009 initially at our Xiacun Plant and subsequently at our Mahong Plant. Polysilicon is a raw material used to manufacture solar wafers. We currently produce polysilicon for the PV industry that meets the needs of both monocrystalline and multicrystalline silicon-based PV applications. We produce polysilicon in rods, broken into chunks, which we use as feedstock in our solar wafer manufacturing or sell to other PV product manufacturers, who further process it into ingots, wafers, cells, and modules for PV applications. Our polysilicon is ready for use and requires no further finishing at our customers’ sites. In terms of purity, our polysilicon has, on average, nine N’s, meaning containing a silicon content of at least 99.9999999%.

We leverage a modified Siemens process as the basis for our polysilicon production, employ state-of-the-art production facilities at our polysilicon plants, and are able to produce polysilicon that meets the premium quality requirements of international PV and electronics industries. All of the polysilicon we currently produce is solar-grade. Based on tests we have conducted, our Mahong Plant is capable of producing electronic-grade polysilicon in accordance with international industry standards and practice, representing approximately 90% of our polysilicon production capacity as of December 31, 2012. The international industry standards and practice with regard to “electronic-grade” polysilicon focus on impurities levels and their composition as well as physical properties, rather than silicon purity alone. Our Mahong Plant is designed and equipped with state-of-the-art production facilities capable of producing electronic-grade polysilicon in terms of purity, but as our current focus is on solar-use polysilicon production, we have yet to create the requisite clean handling environment that would enable us to supply electronic-grade polysilicon to the electronics industry. We do not have any current plan to produce and supply electronic-grade polysilicon to the electronics industry unless we have a strong business case with favorable market conditions.

Xiacun Plant and Mahong Plant. We commenced polysilicon production at our Xiacun Plant and made our first shipment of polysilicon in the third quarter of 2009. In January 2010, our Mahong Plant entered into production with its first production train. As of December 31, 2012 and March 31, 2013, we had a total annualized installed polysilicon production capacity of approximately 17,000 MT. We are undertaking debottlenecking and hydrochlorination procedures at both Mahong Plant and Xiacun Plant as we have disclosed in “— Debottlenecking” below. We have engaged Fluor Corporation and its affiliates to provide general engineering, procurement, construction and management services for our Mahong Plant. We currently consume a significant portion of our polysilicon output in our wafer production. For the years ended December 31, 2010, 2011 and 2012, we produced approximately 5,052 MT, 10,455 MT and 2,520 MT of polysilicon, respectively, and consumed approximately 72.7%, 82.8% and 69.6%, respectively, of our total polysilicon production, with the rest sold to independent third-party customers. Our polysilicon production volume decreased in 2012 as we temporarily suspended our polysilicon production since the third quarter of 2012, primarily due to the decreased market demand and depressed market prices of PV products. We expect to gradually resume our polysilicon production in line with market conditions.

Debottlenecking. When a constraint in one procedure of our large polysilicon production facility restricts or limits the overall production flow, a “bottleneck” develops that lowers the capacity, or otherwise limits the functionality, of some other procedures or the entire manufacturing system. The removal of such constraints, or “debottlenecking,” becomes necessary to enhance the production capacity of the entire system. As disclosed previously, the main bottleneck in our polysilicon production is STC-TCS conversion. Our thermal converters are currently insufficient to recycle all of our STC into TCS and, therefore, we have to rely on external parties to off-take some excess STC and purchase additional TCS from external suppliers to support our production. A significant increase in recycling our STC into TCS will effectively remove this bottleneck in our polysilicon production and boost our production capacity to desired levels while obviating the need to dispose of excess STC and purchase additional TCS. We are implementing two concurrent measures to improve our STC-TCS conversion. First, we are undertaking improvements to our thermal converters to improve their conversion capacity. Second, we are constructing hydrochlorination facilities, at both our Xiacun Plant and Mahong Plant, as an additional conversion mechanism. The hydrochlorination facility in the Xiacun Plant was put into operation in December 2011, but we have yet to complete our hydrochlorination facilities in the Mahong Plant. Secondary bottlenecks include utilities such as our tank storage, nitrogen, hydrogen, demineralized water, cooling water, waste water treatment and process venting/scrubbing systems. We commenced our debottlenecking initiative in early 2011, but have had to suspend it since the first quarter of 2012, due to a lack of funding and the deteriorating PV market conditions. We have secured new financing of approximately $70 million, and intend to complete the construction of our hydrochlorination facilities in the third quarter of 2013.

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

Due to the on-going deteriorating PV market conditions and overall global economic slowdown, we have permanently suspended our announced intention to construct a silane gas production facility and to construct and develop a polysilicon manufacturing facility in Jinsan Development Zone in Inner Mongolia to produce high-purity polysilicon, each until market conditions have significant improved and our financial condition otherwise permits.

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

Cost-Saving Initiatives. In order to achieve economies of scale and reduce per-unit production cost in our polysilicon manufacturing business, we have developed and implemented a number of cost-saving initiatives to further lower our production cost:

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

•

We consume a significant amount of electricity in our polysilicon production operations, and a constant supply of electricity is critical to our ability to maintain optimal production conditions. Currently, our facilities are powered by the common industrial power grid. Since September 2007, we have been subsidized by the local Chinese government in electricity usage. See “— Suppliers — Production Inputs.”

•	We have applied an advanced coating technology to our CVD reactors as well as implemented certain process improvements to reduce our CVD reactors’ electricity consumption.

•

As we ramp up our operations, we have been defining and implementing a set of continuous improvement measures to improve operational excellence and enhance operational reliability and thereby further reducing operating cost.

•

We have also been closely monitoring the development of, and market for, the various polysilicon production equipment in China. To the extent locally made equipment meets our quality requirements with a substantial pricing advantage, we have purchased such locally made equipment to reduce our equipment cost without compromising our quality.

Our Xiacun Plant occupies approximately 0.6 million square meters and is located in Yushui Xiacun Industrial Park in Xinyu City, approximately 15 kilometers away from our facilities at Xinyu Hi-Tech Industrial

Park. Our Mahong Plant occupies a site area of approximately 2.5 million square meters and is located next to our primary facilities in the Xinyu Hi-Tech Industrial Park.

As of December 31, 2012, we had installed the following equipment in our polysilicon production plants:

•	67 CVD reactors;

•	32 STC thermal converters; and

•	other ancillary polysilicon production equipment.

Wafer production

We manufacture solar wafers in our wafer production facilities in Xinyu City Hi-Tech Industrial Park in Jiangxi Province, China. We currently produce and sell solar wafers in three principal sizes of 125 by 125 mm, 150 by 150 mm and 156 by 156 mm, and with thicknesses from 180 to 220 microns. In addition to our multicrystalline wafer products, we also manufacture monocrystalline wafers. As of December 31, 2012 and March 31, 2013, we had an annualized wafer production capacity of approximately 4.8 GW.

We also provide wafering services to both monocrystalline and multicrystalline solar cell and module manufacturers, who provide us with their own silicon materials, such as polysilicon feedstock and ingots. We process this feedstock to produce ingots. We then slice these ingots and the ingots provided by our customers into wafers to be delivered back to our customers. We charge a fee based on the number of wafers processed and the type of materials we receive. In addition, we also sell silicon materials, which include ingots and polysilicon scraps.

We consume a portion of our solar wafer output in our solar cell production. For the years ended December 31, 2010, 2011 and 2012, we produced approximately 2.50 GW, 2.23 GW and 1.0 GW of solar wafers, respectively, and consumed approximately 3.5%, 29.5% and 10.1%, respectively, of our total solar wafer production in our in-house production of solar cells, with the rest sold to independent third-party customers.

Due to the on-going deteriorating PV market conditions and overall global economic slowdown, we have permanently suspended our announced intention to develop an LED sapphire wafer manufacturing facility in Nanchang City, Jiangxi Province until market conditions have significant improved and our financial condition otherwise permits.

Production of wafers can be divided into two main steps:

•

Production of Polysilicon Ingot. We prepare our polysilicon feedstock with de-ionized water in etching stations. The prepared polysilicon feedstock is then placed in crucibles and each crucible is loaded into our DSS furnaces for melting and crystallization. Polysilicon ingots formed during the crystallization process are then cut into smaller blocks with a squarer, in a process known as squaring. Our polysilicon ingots are currently 270 kilograms and 505 kilograms in weight and 690 by 690 mm or 840 by 840 mm in width and 243 mm in height. We have been engaged in R&D efforts in collaboration with DSS furnace manufacturers to increase the number of wafers that can be produced per standard ingot. The casting process for monocrystalline wafers is generally more expensive than that for multicrystalline wafers with similar dimensions. However, monocrystalline wafers are generally more efficient than multicrystalline wafers because the increased conductivity of electrons in monocrystalline silicon yields higher energy conversion rates than multicrystalline silicon.

•

Wafering. After inspection, the polysilicon blocks are cropped and prepared for slicing. Then the polysilicon blocks are sliced into wafers by wire saws. We then wash and dry the wafers at our wafer cleaning stations for final inspection, packaging and delivery.

Illustrated below is a diagram of our multicrystalline and monocrystalline ingot production and wafering process:

Our wafer manufacturing facilities occupy a site area of approximately 3.6 million square meters in Xinyu Hi-Tech Industrial Park of the high-tech development zone of Xinyu City. Our multicrystalline and monocrystalline wafer manufacturing operations are housed in four plants in the Xinyu Hi-Tech Industrial Park.

As of December 31, 2012, we had the following multicrystalline and monocrystalline wafer manufacturing equipment in operation:

•	538 DSS furnaces used for multicrystalline ingot production;

•	329 sets of pullers used for monocrystalline ingot production;

•	87 squarers used to cut ingots into blocks;

•	362 wire saws used to slice blocks into wafers;

•	three slurry recovery systems; and

•	other supplemental or ancillary facilities.

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

Cell production

We commenced our solar cell production in the third quarter of 2010. We produce solar cells in our production facilities in Xinyu City Hi-Tech Industrial Park in Jiangxi Province and in Hefei City of Anhui Province, China. Depending on the availability of our in-house supply, we may source a portion of our cell requirements from third parties. As of December 31, 2012 and March 31, 2013, we had an annualized solar cell production capacity of approximately 1.7 GW. In April 2013, we entered into an agreement to sell and transfer all our equity interest in LDK Hefei to an affiliate of the local Hefei government and, as a result, our annualized solar cell production capacity has been reduced to approximately 0.3 GW as of the date of this annual report. For the years ended December 31, 2010, 2011 and 2012, we produced approximately 30.0 MW, 590.0 MW and 162.1 MW of solar cells, respectively. We have used 43.4% of the solar cells we produced in our in-house production of solar modules, in addition to outsourcing a significant amount of our cell requirements from third party suppliers.

Module production

We commenced solar module production in 2010 although we commenced commercial sales of our solar modules to PV product developers, distributors and system integrators in the third quarter of 2009. We produce solar modules in our production facilities in Nanchang City of Jiangxi Province, Suzhou City of Jiangsu Province, and Hefei City of Anhui Province, China. We also provide solar module processing services to customers. As of December 31, 2012 and March 31, 2013, we had an annualized solar module production capacity of approximately 1.7 GW and 1.7 GW, respectively. In April 2013, we entered into an agreement to sell and transfer all our equity interest in LDK Hefei to an affiliate of the local Hefei government and, as a result, our annualized solar module production capacity has been reduced to approximately 1.4 GW as of the date of this annual report. For the years ended December 31, 2010, 2011 and 2012, we produced approximately 540 MW, 840 MW and 191.6 MW of solar modules, respectively, and consumed approximately 4.0%, 9.0% and 13.2%, respectively, of our total solar module production in our solar farm projects, with the rest sold to independent third-party customers.

Our modules have been certified in various European countries and the U.S. We sell our modules under our own brand name and also on an OEM basis for our customers. Our solar module warranty period lasts for 20 to 25 years. As a result, we bear the risk of warranty claims long after we have sold our products and recognized revenues.

Solar farm project development and related EPC

We design and develop solar farm projects in China, Europe and the U.S. and may enter additional markets. We also provide EPC services for solar farm projects. We develop solar farm projects and provide related EPC services in Europe through our subsidiary, Solar Green Technology S.p.A. We develop solar farm projects in the U.S. through our subsidiary, SPI, a California-based solar power EPC company. We develop solar farm projects with the intent to sell them to third parties upon completion of their construction. We typically enter into a letter of intent to sell our solar farm project prior to, and contingent upon, the completion of such project. We have financed our solar farm projects with bank financings.

As of the date of this annual report, we have five subsidiaries engaged in solar farm projects in China, and one associate and seven subsidiaries engaged in solar farm projects outside China, with five established under the laws of Italy and two under the laws of the United States of America. We expect our solar farm projects to be sold within six months after their completion subject to market conditions. We may establish additional similar project companies from time to time in these and other jurisdictions.

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

As of December 31, 2012, we had a core quality management unit consisting of 895 persons overseeing our quality control processes, audits and engineering. In addition, this unit runs the testing procedures at the quality-control checkpoints during the production process of polysilicon, ingots, wafers, cells and modules.

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

We have implemented an ISO9001 Quality Assurance system at our production facilities. Our quality assurance and quality control procedures, together with our corporate standards established for the quality checks exercised by our quality management unit, are compliant with ISO9001 requirements as well as our own internal quality guidelines. We initially obtained the ISO9001 Quality Assurance Certification in March 2010, and received an extension in January 2013, which is effective through January 2016.

Customers, Sales and Marketing

Our principal customers include Sumitomo, Photovoltech, Hyundai, Solartech, and Gintech in terms of net sales for the year ended December 31, 2012. For the years ended December 31, 2010 , 2011 and 2012, we derived approximately 34.2%, 38.6% and 31.9%, respectively, of our net sales from sales to PV customers in China and approximately 65.8%, 61.4% and 68.1%, respectively, from exports. During the years ended December 31, 2010, 2011 and 2012, our top five customers collectively accounted for approximately 30.6%, 20.3% and 22.8%, respectively, of our net sales. For the year ended December 31, 2010, Q-Cells and MEMC contributed 8.5% and 7.2%, respectively, of our net sales. For the year ended December 31, 2011, Jiangxi Risun and Gintech contributed 5.5% and 4.5%, respectively, of our net sales. For the year ended December 31, 2012, Sumitomo and Photovoltech contributed 7.5% and 5.9%, respectively, of our net sales. No single customer contributed more than 10% of our net sales in 2010, 2011 or 2012. We intend to continue to enhance and broaden our revenue and customer base to target other leading global PV products manufacturers.

We have written agreements with most of our customers, with our sales to some such customers subject to periodic purchase orders. Our customers typically make an advance payment representing a portion of the contract value to us. The global financial crisis in 2008 and the on-going deteriorating PV market conditions coupled with the European sovereign debt crisis and overall global economic slowdown have caused a number of our customers to request us to delay our shipments of wafers or to re-negotiate the contract price. As a result, over the years, we have amended and/or supplemented many of our long-term supply contracts entered into with our customers in 2007 and 2008. These amendments and supplements generally provide for postponement of deliveries, adjustment to pricing on a prospective basis by reference to the current market, adjustment to the ratio between supply of polysilicon feedstock and delivery of solar wafers, and changes from solar wafers to solar modules. Any significant deviation from the contract terms on our customers’ part or our inability to negotiate or renegotiate acceptable quantities, prices and delivery terms from time to time with our customers may disrupt our operations and materially and adversely affect our financial results. In 2011 and 2012, we entered into several contracts to cancel certain long-term supply contracts with our customers. We recognized contract cancellation revenue from these contracts to the extent payment has been received or is reasonably assured. For the years ended December 31, 2011 and 2012, contract cancellation revenue recognized was $27.8 million and $92.2 million, respectively.

Our net sales generated from the various geographic regions during the years ended December 31, 2010, 2011 and 2012 as a percentage of our net sales has experienced some significant changes. Based on the immediate destination of our goods shipped, our sales in mainland China as a percentage of our total sales increased from 34.2% in the year ended December 31, 2010 to 38.6% in the year ended December 31, 2011 and decreased to 31.9% in the year ended December 31, 2012. Our net sales to Asia Pacific excluding mainland China increased from 22.6% in the year ended December 31, 2010 to 26.5% in the year ended December 31, 2011 and to 25.7% in the year ended December 31, 2012. Our net sales to Europe decreased from 35.6% in the year ended December 31, 2010 to 28.7% in the year ended December 31, 2011 and 33.7% in the year ended December 31, 2012. Our net sales to North America decreased from 7.6% in the year ended December 31, 2010 to 6.2% in the year ended December 31, 2011 and increased to 8.7% in the year ended December 31, 2012.

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

Since 2009, we have been increasingly sourcing our virgin polysilicon feedstock from our in-house production. As we temporarily suspended our polysilicon production since the third quarter of 2012 due to the decreased market demand and depressed market prices of PV products, we had to source such polysilicon feedstock from outside sources. As we gradually resume our polysilicon production in line with market conditions, we expect again to rely increasingly on our in-house supply of polysilicon feedstock to meet our solar-grade silicon needs. We will continue to source polysilicon feedstock from the spot market or other sources from time to time depending on the price and our requirements.

For the years ended December 31, 2010, 2011 and 2012, polysilicon feedstock comprised approximately 50.4%, 49.2% and 37.1% of our wafer costs of goods sold (excluding inventory write-downs and loss on firm purchase commitments), respectively.

We have written agreements with our some of our polysilicon feedstock suppliers. In addition, we have sourced significant amounts of polysilicon feedstock from suppliers in the spot markets without any prior written agreements.

From time to time, we may have to make prepayments to our virgin polysilicon and other production input suppliers in order to secure a stable supply of our virgin polysilicon feedstock and other materials. We make these prepayments without receiving any collateral. As of December 31, 2012, our prepayments to such production input suppliers amounted to $26.4 million.

To the extent our in-house cell production cannot meet the demand of our module production, we purchase the short-fall from third parties for use in our module production. For the years ended December 31, 2010, 2011 and 2012, cells purchased from third parties comprised approximately 79.4%, 49.2% and 11.5% of our module cost of goods sold, respectively, and 23.9%, 19.8% and 3.3% of our total cost of goods sold. We purchase cells from cell manufacturers including Shanxi Lu An Solar Technology Co., Ltd., or Shanxi Lu An, Jiangxi Risun and Realforce Power Co., Ltd. Depending on our in-house cell production capacity and our in-house module capacity from time to time, we may continue to source cell supplies from third parties.

We use consumables in our production including slurry, sawing wires, crucibles and other materials. We source most of our consumables from suppliers in China, including Jiangxi Sinoma, a Xinyu-based crucibles manufacturer, in which we own 33.5% of equity interest.

Equipment

We source our key manufacturing equipment mostly from leading international and domestic manufacturers. GT Solar has provided most of our DSS furnaces, CVD reactors and STC thermal converters. JYT Technology has also provided some of our DSS furnaces. All of our DSS furnaces are equipped with safety kits that limit potential damage in the event of an accident. M.S.A. Apparatus Construction for Chemical Equipment Ltd. is also a supplier of some of our CVD reactors and STC thermal converters. JYT Technology has provided all of our current monocrystalline pullers. Meyer Burger and Applied Materials have provided all of our squarers and wire saws. We have purchased our cell manufacturing equipment from Applied Materials and others. We also purchase ancillary equipment from these and other manufacturers.

In our effort to reduce our overall costs, we closely monitor the development of the PV equipment manufacturing industry in China. To the extent such locally made equipment meets our quality requirements and also presents a significant pricing advantage to us, we will also selectively source our equipment locally.

Competition

The PV market is highly competitive and rapidly evolving. Like us, during the past few years, other PV companies have also engaged in aggressive expansion programs. Over the years, the number of new entrants in the PV market has also rapidly increased due to the growth of actual and forecasted demand for PV products. The global financial crisis in 2008, however, and the on-going deteriorating PV market conditions coupled with the European sovereign debt crisis and overall global economic slowdown have frustrated many such expansion initiatives. Desperate for survival under such circumstances, PV companies have significantly increased their competitive pricing pressure for PV products, and caused a significant overall reduction of profit margin, with many players losing market share and/or their sustainability. We have also suffered tremendously during this difficult time.

As a vertically integrated manufacturer of PV products, we compete with other integrated solar companies as well as with specialized manufacturers of polysilicon, solar wafers and modules, and developers of PV projects. We compete with players such as CSI, First Solar, GCL-Poly Energy Holdings Limited, Hemlock Semiconductor Group, JA Solar, M.SETEK, MEMC, OCI Company Ltd., REC, ReneSola, Suntech Power, Trina, Wacker Chemie, Yingli and DAQO New Energy Corp. In recent years, many technology companies, which have historically not manufactured solar products, have also been developing PV capabilities in-house. These players include AU Optronics, Samsung and TSMC. Some of our current and potential competitors may have a longer operating history, wider name recognition, greater resources, larger customer base, better access to low-cost raw materials and greater economies of scale than us.

We believe that the key competitive factors in the PV market include:

•	cost competitiveness and price;

•	product quality;

•	economies of scale;

•	advanced technology and manufacturing processes;

•	strong global distribution channels and customer relationships;

•	reputation for consistency and excellence; and

•	brand recognition.

Some companies have spent significant resources in the R&D of proprietary solar technologies that may eventually produce PV products at costs lower than those of ours without compromising product quality. For example, there are polysilicon producers that are developing silicon production technologies that may lead to significantly lower cost to produce solar polysilicon of similar purity and quality as ours. There are also manufacturers who are developing or currently producing PV products based on thin-film PV materials, which require significantly less polysilicon to produce than our solar products. These alternative PV products may cost less than those based on multicrystalline or monocrystalline technologies while achieving the same or better level of conversion efficiency. Our founder, chairman and controlling shareholder, Mr. Peng, in his personal capacity, and his family members are engaged in certain alternative energy projects, including a project involving thin-film technology. See “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management.” We have decided not to enter into the thin-film module production business.

The solar industry in general also competes with other sources of renewable energy and conventional power generation.

Property

We both own and lease properties for our operations. When we state that we own certain properties in China, we own the relevant improvements with the underlying land use rights. In China, with very few exceptions, industrial land is owned by the state.

Owned property

We own the land use rights related to our production facilities, including our polysilicon, wafer, cell and module production facilities, located in Xinyu City and Nanchang City, Jiangxi Province, , China. As of the date of this annual report, we own land use rights for a total site area of approximately 7,175,232 square meters for an original term of 50 years, renewable upon its expiration. As of the date of this annual report, we have obtained property ownership certificates relating to our plants in Xinyu City, Jiangxi Province, China with a gross floor area of approximately 813,363 square meters. We occupy our owned properties for purposes of production, R&D and as our headquarters office and employee living quarters.

Although we have obtained land use rights certificates and property ownership certificates for properties underlying a majority of our production facilities, as of the date of this annual report, we are still in the process of acquiring the land use right certificates and property ownership certificates underlying certain of our polysilicon production facilities and wafer production facilities. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company and Our Industry — Our operations in China are subject to various governmental approvals, registrations, and reviews, and our failure to obtain necessary approvals, maintain necessary registrations, or pass necessary reviews on a timely basis, or at all, could materially and adversely affect our business, results of operations and financial condition” in this annual report.

Leased property

We currently have leasehold interests in the following real estate properties as our offices in various jurisdictions:

•	5,292 square meters of office space in Konstanz, Germany leased from an independent third party, with its current lease term to expire in November 2022;

•	2,860 square feet of office space in Sunnyvale, California, leased from an independent third party, with its current lease term to expire in July 2013;

•	898 square feet of office space in Hong Kong leased from an independent third party, with its current lease term to expire in December 2014; and

•	2,797 square feet of office space in Roseville, California, leased from an independent third party, with its current lease term to expire in July 2014.

We also currently have the following leasehold interests in real estate properties as our factories, offices and dormitories in two cities in China:

•

We currently lease an aggregate of 18,423 square meters of factory space and office space in Nanchang City, Jiangxi Province, from an independent third party. The lease related to the factory space expired in December 2011, and we are currently negotiating with the landlord for its renewal. As a result, we are tenant on a month-by-month basis until we renew the lease agreement. As of the date of this annual report, we have yet to receive the relevant property ownership certificates from the leasing party for these factory and office properties.

•	We currently lease an aggregate of 37,033 square meters of factory space in Suzhou City, Jiangsu Province, from an independent third party. The lease expired in December 2014.

Insurance

We maintain property insurance coverage on our facilities, production equipment and inventory in stock, which amounted to approximately $650.3 million as of December 31, 2012. We do not have insurance coverage on other assets of ours, such as products in transit, interruption of business or product liabilities. We consider our insurance coverage to be adequate to cover all normal risks associated with our operations in accordance with industry standards and practices in China. We have purchased director and officer liability insurance for our directors and officers.

Production Safety and Environment

We maintain environmentally responsible standards across our company. We are committed to building and operating safe and environmentally friendly PV production facilities. We are in compliance with all applicable production safety and environmental protection laws and regulations in China, and our PV production processes conform to the relevant international standards. We emphasize production safety and endeavor to operate our manufacturing facilities in an environmentally responsible manner, and our comprehensive waste management system is compliant with national environmental protection standards.

Safety

Our plants, workstations and various facilities have been designed to maintain a safe working environment. We have engaged Fluor Corporation and its affiliates to provide general engineering, procurement, construction and management services for our Mahong Plant. We have designated a health, safety and environmental, or HSE, department in each of our plants and facilities, with a corporate HSE department that reports directly to our senior management. We have adopted a set of production safety procedures that we require our employees to follow and we provide related training to our employees. Our team leaders are regularly required to confirm production safety and our managers are accountable for any failure to observe our safety procedures. Incidents are reported according to Chinese laws and regulations, and investigations are carried out to determine the root causes and to recommend improvements. To enforce our safety procedures, we have formulated an award and penalty system, awarding those who consistently follow safety procedures and penalizing those who fail to do so.

We may experience accidents from time to time at our plants and facilities, as we have disclosed in “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company and Our Industry — Unexpected equipment failures or accidents, including any accidental release of hazardous gases or materials, may lead to production curtailments or shutdowns, personal injuries, even deaths or damage to properties” in this annual report. We have not, however, encountered accidents in any fiscal year that, individually or collectively, have resulted in costs, damages, penalties or claims against us in excess of $100,000. We experienced an accident at our Xiacun Plant in July 2010, which resulted in serious bodily injuries to a few of our employees and third-party contractors and the shut-down of some of our facilities, due to the non-compliant handling of certain add-on equipment by a third-party contractor during the trial run of such add-on equipment being installed by the third-

party contractor. This accident resulted in “very serious bodily injuries,” as described in the Xinyu City government investigation report, to one of our employees and one employee of the third-party contractor as well as a temporary shut-down of the unit with the add-on equipment. Xinyu Municipal Production Safety Supervisory and Administrative Bureau, the local production safety authority in Xinyu City, conducted a formal investigation and concluded that the third-party contractor was primarily responsible for the accident. The unit with the add-on equipment in question was ordered by the Xinyu City government authority to be temporarily shut down, although it resumed operations a month later in August 2010 with the approval of the same local government authority. Since the unit with the add-on equipment did not affect our main production systems, its temporary shut-down did not adversely affect our business operations in any material way. The employee of ours injured in the accident was insured against workplace injuries under our insurance policies, and such insurance has covered most of his medical expenses. We have so far incurred less than $15,000 in medical expenses and other payments in connection with this accident. The accident did not result in any material adverse impact on us or our operations, and we have not had any material liabilities arising from the accident. There have not been any legal proceedings against us as a result of this incident. Our management, however, has subsequently taken various remedial and precautionary measures in order to minimize the chance of occurrence of similar events in the future. The measures include reiterating the workplace safety guidelines in our employee’s manual and introducing additional safety-related best practices to heighten the safety awareness of our employees and to improve our workplace safety environment. We have also engaged an external advisory firm to perform procedures on our internal control over HSE affairs. As part of the ongoing internal control review process, we endeavor to further enhance our internal controls. We have also extended oversight over certain procedures handled by contractors, including their equipment safety certification and installation application.

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

Waste water. We chemically treat the various types of waste water to harmless levels before discharging it to our dedicated sewage network. We currently have nine on-site waste water treatment stations with an aggregate of 24,640-cubic-meter daily treatment capacity.

Exhaust fumes. We chemically treat the various types of exhaust fumes to harmless levels before discharging them into the atmosphere.

Noise. We have installed various shock-absorption and sound-reduction devices to lower the noise impact of our production on the environment and neighborhood.

We currently have a team of 135 personnel who are experienced and trained in HSE matters and are in charge of formulating and implementing our HSE measures, of whom 74 hold “Licenses for Safety Management in Hazardous Chemical Enterprises” and 13 are “State-Certified Safety Engineers.” The Chinese safety and environmental protection authorities regularly inspect our plants and facilities on both announced and unannounced bases, and we have not received any citations relating to HSE measures.

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

The Chinese Ministry of Housing and Urban-Rural Development, formerly the Chinese Ministry of Construction, issued a directive in June 2005 to encourage the use of solar energy in residential and commercial buildings and the increased application of solar energy in townships in China. Because China is consuming more and more energy as its economy expands and the related industrial pollution is threatening the environment and livelihood of the nation, the Chinese State Council promulgated a directive in July 2005 with specific measures to conserve energy resources.

In December 2006, NDRC issued a notice to announce the Chinese government’s support of the development of renewable energy resources in China, including solar power. The government appropriated an aggregate of $330 million in equivalent Renminbi as a grant to support various renewable energy projects, including commercialization of wafer and ingot production at our company.

In September 2009, the Chinese government issued the notice on curbing excessive capacity and redundant construction in industries in China. The government listed the polysilicon production capacity as excessive in China, and put forward guidelines relating to the capacity, land usage or power consumption for newly constructed polysilicon projects. The government also prohibit any lending by financial institutions or financing through capital markets by such new polysilicon projects without approval from the relevant governmental agencies including NDRC.

In December 2010, the Ministry of Industry and Information Technology, NDRC and the Ministry of Environmental Protection jointly issued a circular entitled the Conditions of Entry to Polysilicon Industry to curb excessive capacity and redundant construction in the Chinese polysilicon industry. According to the circular, these Chinese governmental agencies will, in principle, not approve any new polysilicon project until the Chinese government has promulgated a new guideline for these types of investment projects, except for projects that have already been approved by the relevant central-government-level investment administration authorities. For existing polysilicon projects, the relevant enterprises must submit an application pursuant to the circular to the relevant provincial authorities responsible for industry and information technology for review. Any enterprise that fails to meet the requirements contained in the circular will be required to withdraw or terminate its polysilicon project. This circular also sets forth specific requirements, including those relating to capital, scale of production, energy consumption and environmental protection.

The “Twelfth Five Year Plan for the Solar Power PV Industry” promulgated by the Ministry of Industry and Information Technology on February 24, 2012 set the following goals to achieve by 2015: reaching an annualized capacity of 50,000 MT for leading polysilicon companies; reaching an annualized production capacity of over 10,000 MT for large polysilicon companies; reaching an annualized production capacity of 5 GW for leading solar module companies; reaching an annualized production capacity of over 1 GW for large solar module companies; reaching annual revenue of over Rmb 100 billion by one PV company; reaching annual revenue of over Rmb 50 billion by three to five PV companies; reaching annual revenue of over Rmb 1 billion by three to four PV equipment companies. The plan also urges the PV industry to increase its conversion efficiency rate and reduce production costs.

Environmental regulations

We are subject to a variety of governmental regulations related to the storage, use and disposal of hazardous materials. The major environmental regulations applicable to us include the Chinese Environmental Protection Law, the Chinese Law on the Prevention and Control of Water Pollution, the Chinese Implementation Rules of the Law on the Prevention and Control of Water Pollution, the Chinese Law on the Prevention and Control of Air Pollution, the Chinese Law on the Prevention and Control of Solid Waste Pollution and the Chinese Law on the Prevention and Control of Noise Pollution. We believe that we are in compliance with the relevant environmental regulations in all material aspects.

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

Tax

The Chinese enterprise income tax is calculated based on the taxable income determined under the Chinese tax laws and regulations. In accordance with the Chinese Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises and the related implementation rules effective prior to January 1, 2008, foreign-invested enterprises incorporated in China, such as Jiangxi LDK Solar, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, were generally subject to a national enterprise income tax at the rate of 30% on their taxable income and a local enterprise income tax at the rate of 3% on their taxable income. This foreign invested enterprise income tax law and its implementation rules provided certain favorable tax treatments to foreign-invested enterprises such as a two-year exemption from the national enterprise income tax from their first profitable year and a 50% reduction of their applicable national enterprise income tax rate for the subsequent three years for manufacturing enterprises with operating terms of more than 10 years. Pursuant to then Chinese tax laws relating to foreign-invested enterprises, local preferential enterprise income tax treatment was within the jurisdiction of the applicable local provincial authorities. For example, the Jiangxi Provincial government specified that energy companies that were established for operations in the province for more than 10 years, such as Jiangxi LDK Solar, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, were eligible for a five-year exemption from the 3% local enterprise income tax from their first profitable year, and a 50% reduction of their local enterprise income tax rate for the succeeding five years.

Since January 1, 2008, the EIT Law imposes a unified income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify for preferential tax treatments under certain limited exceptions. The EIT Law and the related regulations permit companies to continue to enjoy their preferential tax treatments under the prior tax regime until such treatments expire in accordance with their terms, on the condition that such preferential tax treatments are available under the grandfather clauses of the EIT Law and the related regulations.

In December 2009, Jiangxi LDK Solar was recognized by the Chinese government as an HNTE under the EIT Law and is entitled to the preferential enterprise income tax rate at 15% from 2009 to 2011. With the renewal of its HNTE status in 2012, we are of the view that Jiangxi LDK Solar will continue its HNTE status and enjoy the preferential income tax rate of 15% from 2012 to 2014. In September 2011, Jiangxi LDK Silicon was recognized by the Chinese government as an HNTE and is entitled to the preferential income tax rate of 15% from 2011 to 2013. Based on our evaluation of Jiangxi LDK Silicon’s conformity to the qualification criteria for HNTE, we decided that Jiangxi LDK Silicon did not qualify for HNTE in 2012. Therefore, Jiangxi LDK Silicon was subject to income tax at a rate of 25% for 2012.

Pursuant to the Chinese Provisional Regulation on the Value Added Tax, or VAT, and its implementation rules, any entity or individual engaged in the sale of goods, provision of specified services and importation of goods in China is generally required to pay VAT at the rate of 17.0% of the gross sales proceeds, less any creditable VAT already paid or borne by such entity or individual. When an entity exports goods from China, the exporter may be entitled to a refund of a portion or all of the VAT paid by the entity. Our imported raw materials used for manufacturing PV products subject to export, to the extent they are placed in government-sanctioned bonded warehouses, are exempt from import VAT.

Pursuant to the EIT Law and its implementation regulations, since January 1, 2008, dividend payments relating to earnings derived since January 1, 2008 to foreign investors made by foreign-invested enterprises, such as our Chinese subsidiaries, Jiangxi LDK Solar, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, are subject to a 10% withholding tax unless any such foreign investor’s jurisdiction of incorporation has a tax treaty or agreement with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty or agreement with China. In addition, under the EIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered Chinese resident enterprises and therefore subject to Chinese enterprise income tax at the rate of 25% as to their worldwide income. Under the implementation regulations issued by the State Council relating to the EIT Law, “de facto management body” is defined as the body that has material and overall management control over the business, personnel, accounts and properties of an enterprise. In April 2009, the Chinese State Administration of Taxation promulgated a circular to clarify the definition of “de facto management body” for enterprises incorporated overseas with controlling shareholders being Chinese enterprises. Therefore, it remains unclear how the tax authorities will, in practice, treat an overseas enterprise invested or controlled by another overseas enterprise and ultimately controlled by Chinese individual residents as is in our case. We are currently not treated as a Chinese resident enterprise by the relevant Chinese tax authorities. Since substantially all of our management is currently based in China and may remain in China in the future, we may be treated as a “Chinese resident enterprise” for the Chinese tax purposes and subject to Chinese enterprise income tax at the rate of 25% as to our worldwide income.

Foreign currency exchange

See “Item 10. Additional Information — D. Exchange Controls” in this annual report.

Dividend distribution

The principal regulations governing distribution of dividends by foreign-invested enterprises in China, such as our Chinese subsidiaries, include:

•	Company Law of 1993, as amended;

•	Wholly Foreign-invested Enterprise Law of 1986, as amended;

•	Wholly Foreign-invested Enterprise Law Implementation Rules of 1990, as amended;

•	Equity Joint Venture Enterprise Law of 1979, as amended; and

•	Equity Joint Venture Enterprise Law Implementation Rules of 1983, as amended.

Under the current regulatory regime in China, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with the Chinese accounting standards and regulations. After making up for any deficit in prior years pursuant to the Chinese laws, a wholly foreign-owned enterprise in China, such as Jiangxi LDK Solar, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, is required to set aside at least 10% of its after-tax profit calculated in accordance with the Chinese accounting standards and regulations each year as its statutory general reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. A wholly foreign-owned enterprise is also required to allocate a certain percentage of its after-tax profit calculated in accordance with the Chinese accounting standards and regulations each year as its employee welfare and bonus fund, and its board of directors has the discretion to determine the percentage of the after-tax profits for such employee welfare and bonus fund, which is likewise not distributable to its equity owners except in the event of a liquidation. A sino-foreign joint venture enterprise, such as LDK Solar Hi-Tech (Nanchang) Co., Ltd., is required to set aside a certain percentage of its after-tax profit calculated in accordance with the Chinese accounting standards and regulations each year for its statutory general reserves, employee welfare and bonus fund and enterprise development fund in accordance with the requirements of relevant Chinese laws and its articles of associations. The board of directors of a sino-foreign joint venture enterprise has the discretion to determine the respective percentages of its after-tax profits for its statutory general reserves, employee welfare and bonus fund and enterprise development fund, which are not distributable to its equity owners except in the event of a liquidation.

Regulation of overseas investments and listings

SAFE issued a public notice in October 2005 to require all Chinese residents, including both legal persons and natural persons, to register with the relevant local SAFE authorities before establishing or gaining control over any company outside China, referred to in such SAFE notice as an “offshore special purpose company,” for the purpose of acquiring any assets of or equity interest in Chinese companies and raising funds from overseas. In addition, any Chinese resident that is already a shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE authorities with respect to that offshore special purpose company in connection with any increase or decrease of capital, transfer of shares, merger, division, equity or debt investment or creation of any security interest. If any Chinese shareholder of any offshore special purpose company fails to make the required SAFE registration or its amendment, the Chinese subsidiaries of that offshore special purpose company may be prohibited from distributing their profits and the proceeds from any reduction in capital, share transfer or liquidation to the offshore special purpose company. Moreover, failure to comply with such SAFE registration and amendment requirements could result in liabilities under Chinese laws for evasion of applicable foreign exchange restrictions.

NDRC promulgated a rule in October 2004, which requires all China-incorporated entities to seek approval from the NDRC authorities for any overseas investment. This NDRC rule also applies to overseas investments by Chinese individuals as well.

In August 2006, six Chinese regulatory agencies, including the Ministry of Commerce, the State Assets Supervision and Administration Commission, the State Administration for Taxation, the State Administration for Industry and Commerce, China Securities Regulatory Commission, or CSRC, and SAFE, jointly adopted the Regulation on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A rule. This M&A rule includes provisions that purport to require special purpose companies formed for purposes of overseas listing of equity interest in Chinese companies and controlled directly or indirectly by Chinese companies or individuals to obtain the approval from CSRC prior to the listing and trading of their securities on any overseas stock exchange. Pursuant to the related procedures CSRC published on its official website in September 2006, CSRC requires the filing of a number of documents and it could take several months to complete the approval process. The application of the M&A rule with respect to overseas listings of special purpose companies remains unclear with no consensus currently among leading Chinese law firms regarding the scope of the applicability of the CSRC approval requirement.

Our Chinese counsel, Grandall Law Firm (Shanghai), has advised us that, based on their understanding of the current Chinese laws, rules and regulations, including the M&A rule and the CSRC approval procedures announced in September 2006:

•	CSRC has not issued any definitive rule or interpretation requiring offerings like our IPO to be subject to such procedures; and

•

In spite of the above, because we completed our restructuring and established an overseas holding structure before the M&A rule came into effect, neither the M&A rule nor the CSRC approval procedures require an application to be submitted to CSRC for the approval of the listing and trading of our ADSs on the NYSE unless we are clearly required to do so by possible later rules of CSRC.

C.	ORGANIZATIONAL STRUCTURE

The following chart sets forth our simplified corporate structure as of the date of this annual report:

In the ordinary course of our solar farm project development, we have established, and may continue to establish, from time to time, jointly controlled entities, project partnerships or subsidiary companies in and outside China for the purpose of developing and selling these projects. We intend to sell these projects by disposing of our interests in these joint ventures, partnerships or subsidiary companies to third parties.

Currently, we are 35.0% beneficially owned by Mr. Peng, without taking into account any securities that any shareholder or option holder has the right to acquire within 60 days after the date of this annual report through the exercise of any option, warrant or right. Mr. Peng maintains effective control over our business and corporate matters that require shareholders’ approval. Upon completion of the purchase by Fulai Investments of 25,000,000 of our shares, as agreed in April 2013 and subject to the approval of our shareholders, Mr. Peng will beneficially own approximately 30.5% of our outstanding share capital, Fulai Investments will own approximately 21.6% and HRX will own approximately 13.0%.

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

Overview

We are a leading vertically integrated manufacturer of PV products. While our historical strength was in the solar wafer business, we have expanded our business to meet the PV industry’s requirements for polysilicon, wafers, cells, modules, systems, power projects and solutions. While we continue our vertical integration at each step of our PV product value chain to the extent feasible, our revenue also includes significant portions of sales of our solar wafers, modules and polysilicon.

The PV market is highly competitive and volatile. Currently, China’s major solar manufacturers, including us, substantially rely on both exports of solar products to Europe and the United States and domestic demand. The reduced market demand for PV products in these markets has resulted in substantial oversupply. In addition, we and many of our competitors engaged in aggressive expansion programs during the past several years. As a result, competition has increased and the industry has experienced price reductions, which have materially and adversely affected our business operations and financial condition. Various consolidations are gathering speed in the PV industry in China and globally. Due to limited customer orders and depressed market prices with the on-going global economic slowdown, we have substantially reduced our production volumes and have temporarily suspended the operations of certain of our plants, while remaining ready to resume and increase our production of certain products when the market conditions permit.

Polysilicon. We commenced production and sale of polysilicon in the third quarter of 2009. As of December 31, 2012 and March 31, 2013, we had an aggregate installed annualized polysilicon production capacity of approximately 17,000 MT. All of the polysilicon we currently produce is solar-grade. As we have disclosed in “Item 4. Information on the Company — Our Products and Services — Polysilicon Production — Debottlenecking” in this annual report, we have been endeavoring to install hydrochlorination facilities to make our polysilicon production more efficient and cost-effective. We consume a significant portion of our polysilicon output in our wafer production. For the years ended December 31, 2010, 2011 and 2012, we produced approximately 5,052 MT, 10,455 MT and 2,520 MT of polysilicon, respectively, and consumed approximately 72.7% , 82.8% and 69.6%, respectively, of our total polysilicon production, with the rest sold to independent third-party customers. Our polysilicon production volume decreased in 2012 as we temporarily suspended our polysilicon production since the third quarter of 2012, primarily due to the decreased market demand and depressed market prices of PV products. Subject to the availability of new financing, we expect to complete the construction of our hydrochlorination facilities in the third quarter of 2013, and gradually resume our polysilicon production in line with market conditions.

Solar Wafers. We produce multicrystalline and monocrystalline solar wafers and sell them globally to manufacturers of solar cells and solar modules. We also provide wafering services, producing wafers for customers who provide polysilicon materials to us. As of December 31, 2012 and March 31, 2013, we had an annualized solar wafer production capacity of approximately 4.8 GW. For the years ended December 31, 2010, 2011 and 2012, we produced approximately 2.50 GW, 2.23 GW and 1.0 GW of solar wafers, respectively, and consumed approximately 3.5%, 29.5% and 10.1%, respectively, of our total solar wafer production in our in-house production of solar cells, with the rest sold to independent third-party customers. Although our solar wafer production has remained on-going, we substantially reduced our solar wafer production volume since the third quarter of 2012, primarily due to the decreased market demand and depressed market prices of PV products. We have, however, since the fourth quarter of 2012 been gradually increasing our wafer production to meet increasing market demand.

Solar Cells. We commenced solar cell production in the third quarter of 2010. As of December 31, 2012 and March 31, 2013, we had an annualized solar cell production capacity of approximately 1.7 GW. For the years ended December 31, 2010, 2011 and 2012, we produced approximately 30.0 MW, 590.0 MW and 162.1 MW of solar cells, respectively. We have used 43.4% of the solar cells we produced in our in-house production of solar modules, in addition to outsourcing from third party suppliers. Although our solar cell production has remained on-going, we have substantially reduced our solar cell production volume since the third quarter of 2012, primarily due to decreased market demand and the depressed market prices of PV products. We entered into an agreement in April 2013 to sell and transfer all our equity interest in LDK Hefei to an affiliate of the local Hefei government. As a result, our annualized solar cell production capacities have been reduced to approximately 0.3 GW as of the date of this annual report.

Solar Modules. We commenced solar module production in 2010, and we also provide solar module processing services to customers. As of December 31, 2012 and March 31, 2013, we had an annualized solar module production capacity of approximately 1.7 GW. For the years ended December 31, 2010, 2011 and 2012, we produced approximately 540.0 MW, 840.0 MW and 191.6 MW of solar modules, respectively, and consumed approximately 4.0%, 9.0% and 13.2%, respectively, of our total solar module production in our solar farm projects, with the rest sold to independent third-party customers. Although our solar module production has remained on-going, we substantially reduced our solar module production volume since the third quarter of 2012, primarily due to decreased market demand and the depressed market prices of PV products. We entered into an agreement in April 2013 to sell and transfer all our equity interest in LDK Hefei to an affiliate of the local Hefei government. As a result, our annualized solar module production capacity has been reduced to approximately 1.4 GW as of the date of this report.

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

Our production facilities are primarily located in Xinyu City, Jiangxi Province, with our module production facilities in Nanchang City, Jiangxi Province and Suzhou City, Jiangsu Province, China. As disclosed, we have entered into an agreement to sell our equity interest in LDK Hefei, which owns all our plants and solar cell and module manufacturing facilities in Hefei City, Anhui Province. Sunways, our subsidiary listed on the Frankfurt Stock Exchange, is headquartered in Konstanz, Germany.

Our principal PV product customers, in terms of net sales for the year ended December 31, 2012, include Sumitomo, Photovoltech, Hyundai, Solartech, and Gintech.

Key Factors Affecting Our Results of Operations

The following are key factors that affect our financial condition and results of operations. They are important for understanding our business:

•	ability to seek additional financing for our operations and to execute our liquidity plan;

•	demand for our PV products, including government incentives to promote the usage of solar energy;

•	the pricing of our PV products;

•	mix of our PV products;

•	our manufacturing and raw material costs;

•	our production capacity and its utilization; and

•	threat and/or imposition of international trade sanctions.

Ability to seek additional financing for our operations and to execute our liquidity plan

We had a working capital deficit (being our total consolidated current liabilities exceeding our total consolidated current assets) of $1,602.4 million, $2,099.4 million and $3,145.0 million as of December 31, 2010, 2011 and 2012. We also had a deficit in total equity of $502.8 million as of December 31, 2012. We incurred a net loss of $609.0 million and $1,052.1 million in 2011 and 2012, respectively. As of December 31, 2012, our total liabilities amounted to $5,203.7 million, with outstanding short-term borrowings (including current installments of long-term borrowings) of $2,391.3 million and outstanding long-term borrowings (excluding current installments) of $30.0 million; and our total cash and cash equivalents amounted to $98.3 million. In light of the deteriorating market conditions for the PV industry coupled with the on-going global economic slowdown, it is critical for us to be able to access additional financing for our continuing operations and to execute our liquidity plan as more fully described in “— B. Liquidity and Capital Resources — Working Capital Deficit” in this annual report. If we fail to successfully execute this liquidity plan or if the plan fails to adequately satisfy our liquidity requirements as we expect, we may not be able to continue as a going concern.

Demand for our PV products

Our business and revenue growth are, in part, a function of the demand for our PV products. The PV market remains at a relatively early stage of development and it is uncertain whether solar energy will be widely adopted. Demand for PV products has grown significantly over the past decade, although the global solar power industry experienced a decline in demand since late 2008 due to the reduced availability of financing for downstream buyers as a result of the global financial crisis and the rapid slide in petroleum and natural gas prices, which rendered solar energy less cost competitive and less attractive as an alternative source of energy. Although the demand for our PV products increased in 2010, the solar market has again deteriorated since the second half of 2011 and there are still significant uncertainties for the sustainability of the growth in the PV market under the current macroeconomic environment, which could lead to fluctuations in the demand for our products.

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

Pricing of our PV products

PV products, including polysilicon, wafers, cells and modules, systems and solutions are priced based on a variety of factors, including our costs, global PV market prices, supply and demand conditions, and the terms of our customer contracts. We price our PV products on a per-piece and per-watt basis. Prices for PV products that we price on a per-watt basis have fluctuated significantly. While sale prices for PV products are immediately affected by market prices, the costs of our PV products typically do not adjust with the same immediacy; and therefore any sudden drop in PV products sale prices will inevitably affect our gross margin. While PV prices increased in 2010 and early 2011, prices for most PV products along the value chain have since declined due to reductions in government incentives in certain major PV markets and capacity expansion of PV players. We expect PV prices to remain depressed for as long as the on-going global economic slowdown continues, though prices have been stable since the beginning of 2013. If PV product prices remain so depressed and we are unable to lower our costs in line with the price decline, whether through more cost-effective manufacturing of feedstock, larger ingots or thinner wafers, or through technological advances, our profitability and financial condition would be adversely affected.

Mix of our PV products

As a vertically integrated manufacturer of PV products, we sell polysilicon, wafer, module and PV projects to the market. While polysilicon cost represents a significant portion of our wafer manufacturing costs and we endeavor to leverage our in-house polysilicon supply to further optimize our wafer cost structure, we have sold, and may continue to sell, polysilicon directly to third-party customers to the extent commercially sensible rather than consuming all of it in-house. We also offer wafer and module processing services to our customers who provide us with polysilicon and cells, respectively. We consume most of our cells internally, and we have been increasing the sales of modules to third-party customers. With our solar farm business, our revenues and margins will also be affected since we can only recognize revenues from solar farm projects once the project is sold or when certain criteria have been met. We also offer related EPC services which carry significantly lower gross margins compared to our historical performance. As the product mix changes, our revenues, gross margins and operating margins may change. If module sales gain a larger portion of our total sales, our margins are expected to decline.

Our manufacturing and raw material costs

Our cost of goods sold consists primarily of the costs of polysilicon feedstock, consumables, materials for cells, modules and projects, other manufacturing costs, and depreciation. Historically, polysilicon costs represented the majority of our overall cost of goods sold. For the years ended December 31, 2010, 2011 and 2012, our costs of polysilicon feedstock consumed for our wafer production accounted for approximately 50.4% and 49.2% and 37.1%, respectively, of our wafer cost of goods sold (excluding inventory write-downs and loss on firm purchase commitments). Although we meant to develop our in-house polysilicon production capability to reduce our overall manufacturing costs, global polysilicon price has dropped so significantly over the years that our original intention has been partially frustrated. We also procure external cells for our production of solar modules which contributed to our costs of goods sold. Furthermore, cell processing and module processing costs have increased as a percentage of our costs of goods sold, and as we increase the vertical integration of our PV product value chain, we expect cell processing and module processing costs to increase. Although we have significantly reduced our manufacturing costs, there still exists much for us to improve in light of the competitive pricing pressure in the market. We have made continuous endeavors to reduce our manufacturing costs, through increased production scale, improved production yield, using automatic sorting equipment to reduce wafer breakage, and more skilled manufacturing personnel following their initial learning curve. Effective cost-reduction measures in our polysilicon, wafers, cells and modules production have become critical to our financial condition and results of operations. If we fail to continue to reduce our manufacturing costs, our profitability and competitiveness will be adversely affected.

Our production capacity and its utilization

Demand for our PV products has fluctuated widely over the years, and has remained lukewarm since the global financial crisis in 2008. The on-going European sovereign debt crisis and global economic slowdown has again adversely affected the development of the PV industry. We have expanded our business operations significantly over the past few years. Although we have adjusted our expansion plan in light of the global economic conditions from time to time, there exists an excess in the overall PV production capacity globally, and especially in China. Due to the decreased market demand and depressed market prices of PV products, we have to temporarily suspend our polysilicon production since the third quarter of 2012, and expect to gradually resume our polysilicon production in line with market conditions. Although our solar wafer production has remained on-going, we substantially reduced our solar wafer production volume since the third quarter of 2012, and have been gradually increasing our wafer production in line with the increasing market demand. Our solar cell and module production has remained on-going, but we have substantially reduced their production volume since the third quarter of 2012. We entered into an agreement in April 2013 to sell and transfer all our equity interest in LDK Hefei to an affiliate of the local Hefei government, Hefei High Tech Industrial Development Social Service Corporation, or Hefei High Tech. If we fail or encounter significant impediments in our efforts to match our production capacity with market demand for our products, or if the global economic conditions remain depressed or experience another downturn and we fail to successfully utilize our manufacturing capacity, we will either be unable to increase our sales and profits and capture additional market share, or unable to generate revenue, profit and cash flow from our substantial capital expenditures and be faced with excess production capacities, and our financial condition and results of operations will be adversely affected.

Threat and/or imposition of international trade sanctions

In recent years, there have been anti-dumping and countervailing duty investigations in the U.S., the European Union, and other jurisdictions on crystalline silicon PV cells imported from China. We not only sell our PV products directly to the U.S., European and other markets, we also supply polysilicon and other components to other China-based PV product manufacturers who export their PV products to the U.S., European and other markets. As we have significantly relied on international customers for our products since our inception, any such threat or imposition of international trade investigations, proceedings and/or sanctions involving jurisdictions where we have directly or indirectly sold significant quantities of our PV products may result in a material adverse effect on our business prospects, financial condition and results of operations.

Net Sales

We derive revenue primarily from the sale of our PV products, provision of related services and EPC services. We sell our wafers to cell and module producers, and we sell our modules to developers, distributors and system integrators. We provide processing services to customers who supply silicon materials and/or multicrystalline or monocrystalline ingots to us for processing into wafers. In addition, we sell polysilicon and silicon materials, which include ingots as well as silicon scraps. We also provide EPC services to solar farm projects in China, Europe and the U.S. The revenue from sale of wafers also includes the contract cancellation revenue from termination of certain wafer supply agreements. For the years ended December 31, 2010, 2011 and

2012, approximately 60.7%, 49.1% and 40.0%, respectively, of our net sales were generated from sales of wafers. Sales of modules accounted for 25.3%, 33.4% and 32.0%, respectively, of our net sales during the years ended December 31, 2010, 2011 and 2012. Revenue from processing services and silicon materials accounted for 8.2% and 3.2%, respectively, of our net sales during the year ended December 31, 2010, 1.3% and 11.1%, respectively, of our net sales during the year ended December 31, 2011, and 0.1% and 10.8%, respectively, of our net sales during the year ended December 31, 2012. For the years ended December 31, 2010, 2011 and 2012, revenue from EPC services accounted for approximately 1.2%, 2.4% and 8.5%, respectively, of our total net sales. We expect that sales of solar wafers will continue to account for a significant portion of our net sales for the foreseeable future while sales of modules will become a significant component of our net sales. We also expect our solar farm projects and related EPC business to remain stable as a proportion of our net sales as we continue to develop our solar farm projects to the extent market conditions permit.

During the years ended December 31, 2010, 2011 and 2012, our net sales by product or service were as follows:

	Year Ended December 31,
	2010		2011		2012
Product/Service	Net Sales	% of Total	Net Sales	% of Total	Net Sales	% of Total
	(In millions)		(In millions)		(In millions)
Wafers	$1,522.9	60.7%	$1,059.1	49.1%	$344.8	40.0%
— Including contract cancellation revenue	—	—	27.8	1.3	92.2	10.7
Modules	634.4	25.3	720.9	33.4	276.2	32.0
Processing of PV products on behalf of others	204.9	8.2	27.6	1.3	1.1	0.1
Silicon and other materials	79.1	3.2	239.9	11.1	93.2	10.8
EPC services	31.1	1.2	52.9	2.4	73.5	8.5
Others	36.9	1.4	57.4	2.7	74.1	8.6

Total net sales	$2,509.3	100.0%	$2,157.8	100.0%	$862.9	100.0%

Our net sales are affected by our unit sales volume, average selling prices and product mix. We currently make most of our sales to customers through non-exclusive, short-term purchase order arrangements. Increased sales on a long-term contract rather than spot market basis are likely to lead to a reduction in average selling prices. We have entered into long-term sales arrangements with some of our major customers, including Photovoltech, NEO, Sumitomo, Mitsubishi and Solartech Energy. Pursuant to these arrangements we have committed to supply each of them with specific quantities of wafers over the next few years, with some subject to periodic negotiations on prices. For the years ended December 31, 2010, 2011 and 2012, our top five customers accounted for 30.6%, 20.3% and 22.8%, respectively, of our net sales; with Q-Cells and MEMC contributing approximately 8.5% and 7.2%, respectively, of our net sales for the year ended December 31, 2010, Jiangxi Risun and Gintech contributing approximately 5.5% and 4.5%, respectively, of our net sales for the year ended December 31, 2011, and Sumitomo and Photovoltech contributing approximately 7.5% and 5.9%, respectively, of our net sales for the year ended December 31, 2012.

We currently have four geographic markets where our customers are located:

•	Europe;

•	China;

•	Asia Pacific excluding China; and

•	North America.

During the years ended December 31, 2010, 2011 and 2012, our net sales generated from these geographic regions were as follows:

	Year Ended December 31,
	2010		2011		2012
Geographic Region	Net Sales	% of Total	Net Sales	% of Total	Net Sales	% of Total
	(In thousands)		(In thousands)		(In thousands)
Europe	$892,803	35.6%	$619,531	28.7%	$290,671	33.7%
China	858,988	34.2	833,387	38.6	275,625	31.9
Asia Pacific excluding China	566,172	22.6	571,325	26.5	221,940	25.7
North America	191,384	7.6	133,570	6.2	74,646	8.7

Net sales	$2,509,347	100.0%	$2,157,813	100.0%	$862,882	100.0%

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

•	materials for manufacturing wafers, including slurry, crucibles, sawing wires, packaging materials and other auxiliary materials;

•	materials for manufacturing cells and modules;

•	cells purchased from third parties;

•	materials for solar farm projects;

•	depreciation and amortization of property, plant, equipment and land use rights;

•	factory overhead, including maintenance of production equipment and other support expenses associated with the manufacturing of our solar wafers, modules and ingots;

•	utilities, net of government subsidies;

•	direct labor, including salaries and benefits of personnel directly involved in manufacturing activities;

•	share-based compensation attributable to our manufacturing personnel;

•	provisions for inventory write-downs due to product defects or decline in market prices for our inventories;

•	provisions for losses on firm purchase commitments; and

•	warranty expenses related to our solar module business.

During the years ended December 31, 2010, 2011 and 2012, our cost of goods sold by product or service was as follows:

	Year Ended December 31,
	2010		2011		2012
Product/Service	Cost of Goods Sold	% of Total	Cost of Goods Sold	% of Total	Cost of Goods Sold	% of Total
	(In millions)		(In millions)		(In millions)
Wafers	$1,118.6	57.3%	$983.2	44.8%	$463.6	38.1%
Modules	586.8	30.1	885.9	40.3	353.4	29.1
Processing of PV products on behalf of others	133.5	6.8	21.7	1.0	1.1	0.1
Silicon and other materials	59.0	3.0	209.2	9.5	251.0	20.7
EPC services	28.4	1.5	47.1	2.1	66.2	5.4
Others	25.2	1.3	50.4	2.3	80.2	6.6

Total cost of goods sold	$1,951.5	100.0%	$2,197.5	100.0%	$1,215.5	100.0%

Depreciation and amortization of property, plant and equipment and land use rights will also constitute a significant part of our cost of goods sold.

Operating Expenses

Our operating expenses include selling expenses, general and administrative expenses, R&D expenses, loss for write-down of assets held for sale to fair value less cost to sell, impairment loss for intangible assets and impairment loss for property, plant and equipment. We expect our operating expenses to decrease as we have been right-sizing our production output and operating activities in order to build a sustainable capacity with a responsive scale to match our customers’ demand. We have also established a plan to control and reduce our operating expenses on an on-going basis.

Selling expenses

Selling expenses consist primarily of salaries and benefits for sales personnel, including share-based compensation attributable to our sales personnel, transportation costs and marketing expenses.

General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for our administrative and management personnel, consulting and professional service fees, insurance premiums, travel and related costs of our administrative and management personnel, and costs of maintaining our information technology systems. General and administrative expenses also include the share-based compensation attributable to our directors, administrative and management personnel and service providers and in 2010, 2011 and 2012, included provisions for doubtful recoveries of accounts receivable and prepayments to our suppliers. In 2012, general and administrative expenses included an arbitration penalty payable to JYT Technology. We expect our general and administrative expenses to decrease as we have been right-sizing our operating activities and have established a plan to control and reduce our operating expenses on an on-going basis.

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

Because of the recent challenging market conditions, we have been controlling our R&D expenses to mainly focus on those R&D activities that will bring immediate benefit to our products and operations. But we expect our R&D expenses to increase in the future as we intend to devote more resources toward improving our manufacturing processes and optimizing our polysilicon use in the production of our PV products and as we continue to research new innovations and technologies in PV production.

Loss for write-down of assets held for sale to fair value less cost to sell

Loss for write-down of assets held for sales to fair value less cost to sell related to the assets classified as held for sale of LDK Hefei, the carrying amount of which we determined to no longer be recoverable.

Impairment loss for intangible assets

Impairment loss for intangible assets represents an impairment loss related to trademarks and customer relationships, the carrying value of which we determined to no longer be recoverable.

Impairment loss for property, plant and equipment

An impairment loss for property, plant and equipment of $109.0 million was provided by us in relation to the discontinuation of certain PV product production lines, and suspension of construction of our LED production capacity.

Share-based Compensation Expenses

For the years ended December 31, 2010, 2011 and 2012, we recorded share-based compensation expenses of approximately $11,044,000, $9,927,000 and $8,904,000, respectively. We allocated these share-based compensation expenses for the years ended December 31, 2010, 2011 and 2012 as follows:

•	approximately $2,783,000, $1,881,000 and $1,323,000, respectively, to our cost of goods sold;

•	approximately $57,000, $126,000 and $189,000, respectively, to our selling expenses;

•	approximately $7,717,000, $7,260,000 and $6,669,000, respectively, to our general and administrative expenses; and

•	approximately $487,000, $660,000 and $723,000, respectively, to our R&D expenses.

We made the above allocations on the basis of the job functions of grantees to whom we granted the stock options. As of December 31, 2010, 2011 and 2012, there was unrecognized compensation cost in the aggregate of $37.8 million, $29.6 million and $25.6 million, respectively, relating to non-vested stock options. We expect to recognize this stock option compensation cost over the remaining vesting period of the related options. We will incur additional share-based compensation expenses in 2013 and future periods due to amortization of the unrecognized cost as of December 31, 2012 as well as any additional stock option grants after December 31, 2012.

Other Income and Expenses

Our other income and expenses consist mainly of interest income, interest expense, net foreign currency exchange gain/(loss), equity in income (loss) for associates and a jointly-controlled entity, government subsidies and gain on restructuring of payables.

Interest income or expense

Our interest income represents interests on our cash balances.

Our interest expense consists primarily of interest expenses with respect to our short-term and long-term borrowings from banks, and interest on 2013 convertible notes, 2014 senior notes and PRC notes and amortization of debt issuance costs and debt discount, less interest expenses capitalized to the extent they relate to our capital expenditures. Our interest income and expense also include our gain or loss on interest rate swap contracts. We have entered into several interest rate swap contracts in 2011.

Foreign currency exchange gain/(loss), net

Our foreign currency exchange gain/(loss), net, is derived from our net exchange gains and losses on our monetary assets and liabilities denominated in foreign currencies as well as our foreign exchange forward contracts during the relevant period.

Government subsidy

Government subsidy represents grants and payments by the Chinese government to support the PV industry and our R&D efforts. Some of the government subsidies are calculated on the basis of our tax payments, including income tax, if any, value-added tax and stamp duty tax.

Government subsidy to compensate our R&D expenses is recorded as a reduction of R&D expenses. Government subsidy to compensate our electricity costs or production costs is recorded as a reduction of cost of goods sold. Government subsidy not associated with expenses is recognized as income. Subsidies for the acquisition of equipment are recorded as a liability until earned and then offset against the related capital assets. Subsidies for obtaining the rights to use land are recorded as a liability until earned and then amortized over the land use right periods as a reduction of the amortization charges of the related land use rights.

Gain on restructuring of payables

We have entered into various agreements with our suppliers to restructure our payables. Under these agreements, the suppliers agreed to give fixed discounts and we agreed to settle the outstanding payables (after discounts) according to a pre-determined payment schedule.

Taxation and Incentives

Under the current laws of the Cayman Islands, we are not subject to any income or capital gains tax. Additionally, dividend payments made by us are not subject to any withholding tax in the Cayman Islands.

Under the Chinese tax laws and regulations effective prior to January 1, 2008, a company established in China was typically subject to a national enterprise income tax at the rate of 30% on its taxable income and a local enterprise income tax at the rate of 3% on its taxable income. The Chinese government provided various incentives to foreign-invested enterprises to encourage foreign investments. Such incentives included reduced tax rates and other measures. Foreign-invested enterprises that were determined by Chinese tax authorities to be manufacturing enterprises with authorized terms of operation for more than ten years were eligible for:

•	a two-year exemption from the national enterprise income tax from their first profitable year; and

•	a 50% reduction of their applicable national enterprise income tax rate for the succeeding three years.

The local preferential enterprise income tax treatment was within the jurisdiction of the local provincial authorities as permitted under the prior Chinese tax laws relating to foreign-invested enterprises. The local tax authorities would decide whether to grant any tax preferential treatment to foreign-invested enterprises on the basis of their local conditions. The Jiangxi provincial government announced that energy companies, including our subsidiary, Jiangxi LDK Solar, with authorized terms of operation for more than ten years were eligible for:

•	a five-year exemption from the 3% local enterprise income tax from their first profitable year; and

•	a 50% reduction of their local enterprise income tax rate for the succeeding five years.

2006 was the first profitable year of Jiangxi LDK Solar. As a foreign-invested manufacturing enterprise, it was entitled to full exemption from the national and local enterprise income taxes for 2006 and 2007. Due to these preferential tax treatments, no income tax was incurred by Jiangxi LDK Solar for the years ended December 31, 2006 and 2007. You may find additional information in “Item 3. Key Information — D. Risk Factors — Risks Relating to Business Operations in China — Expiration of, or changes to, current Chinese tax incentives that our business enjoys could have a material adverse effect on our results of operations” in this annual report. In March 2007, the Chinese National People’s Congress enacted the EIT Law, which became effective on January 1, 2008. The new tax law imposes a unified income tax rate of 25% on all domestic enterprises and foreign-invested enterprises unless they qualify for preferential tax treatments under certain limited exceptions. The new tax law and the related regulations permit companies to continue to enjoy their preferential tax treatments under the prior tax regime until such treatments expire in accordance with their terms, on the condition that such preferential tax treatments are available under the grandfather clauses of the new tax law and the related regulations.

In December 2009, Jiangxi LDK Solar was recognized by the Chinese government as an HNTE under the EIT Law and is entitled to the preferential enterprise income tax rate at 15% from 2009 to 2011. With the renewal of its HNTE status in 2012, we are of the view that Jiangxi LDK Solar will continue to hold its HNTE status and to enjoy the preferential income tax rate of 15% from 2012 to 2014. In September 2011, Jiangxi LDK Silicon was recognized by the Chinese government as an HNTE and is entitled to the preferential income tax rate of 15% from 2011 to 2013. Based on the evaluation of Jiangxi LDK Silicon’s conformity to the qualification criteria for HNTE, we decided that Jiangxi LDK Silicon did not qualify for HNTE in 2012. Therefore, Jiangxi LDK Silicon was subject to income tax at a rate of 25% for 2012.

Under the Chinese Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, the total income tax rate applicable to Jiangxi LDK Polysilicon in 2007 was 33%. Effective from January 1, 2008, Jiangxi LDK Polysilicon and our other Chinese subsidiaries are subject to the unified income tax rate of 25% pursuant to the EIT Law.

Under the former Chinese tax law, dividend payments to foreign investors made by foreign-invested enterprises such as our Chinese subsidiaries, Jiangxi LDK Solar, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, were exempt from Chinese withholding tax. Pursuant to the new tax laws and regulations, however, dividends payable for earnings derived since January 1, 2008 by a foreign-invested enterprise to its foreign investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty or agreement with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty or agreement with China. In addition, under the EIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered Chinese resident enterprises and therefore subject to Chinese enterprise income tax at the rate of 25% as to their worldwide income. Under the implementation regulations issued by the State Council relating to the new tax law, “de facto management body” is defined as the body that has material and overall management control over the business, personnel, accounts and properties of an enterprise. In April 2009, the Chinese State Administration of Taxation promulgated a circular to clarify the definition of “de facto management body” for enterprises incorporated overseas with controlling shareholders being Chinese enterprises. Therefore, it remains unclear how the tax authorities will treat an overseas enterprise invested or controlled by another overseas enterprise and ultimately controlled by Chinese individual residents as is in our case. We are currently not treated as a Chinese resident enterprise by the relevant tax authorities. Since substantially all of our management is currently based in China and may remain in China in the future, we may be considered a “resident enterprise” for the Chinese tax purposes, in which case, we will be subject to the uniform 25% enterprise income tax as to our global income.

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

We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements:

Our ability to continue as a going concern

When assessing our ability to continue as a going concern, our management must make judgments and estimates about various aspects of our business, including the following:

•	plans to raise new funds, restructure our debt and reorganize our capital structure;

•	the timing and amount of cash flows from operating activities;

•	the marketability of assets to be disposed of and the timing and amount of related cash proceeds to be used to repay our indebtedness;

•	plans to reduce and delay our expenditures;

•	our ability to comply with the various debt covenants; and

•	the present and future regulatory, business, credit and competitive environment in which we operate.

These factors individually and collectively will have a significant effect on our financial condition and results of operations and on our ability to generate sufficient cash to repay our indebtedness as it becomes due.

Depreciation and amortization

Our long-lived assets include property, plant and equipment, and land use rights. We amortize our long-lived assets using the straight-line method over the estimated useful lives of the assets, taking into account the assets’ estimated residual values. We estimate the useful lives and residual values at the time we acquire the assets based on our management’s knowledge of the useful lives of similar assets and replacement costs of similar assets having been used for the same useful lives respectively in the market, and taking into account anticipated technological or other changes. On this basis, we have estimated the useful lives of our buildings to be within a range between 20 to 33 years, our plants and machinery to be 10 and 15 years, our furniture and office equipment to be five years and our motor vehicles to be six years. For land use rights, we amortize them over their estimated useful lives of 49.5 to 50 years. We review the estimated useful life and residual value for each of our long-lived assets on a regular basis. If technological changes are to occur more rapidly than anticipated, we may shorten the useful lives or lower the residual value assigned to these assets, which will result in the recognition of increased depreciation and amortization expense in future periods.

Impairment of long-lived assets

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable, such as change of business plan, obsolescence, and continuous operating or cash flow losses associated with the use of a long-lived asset or group of assets. We assess recoverability of assets by comparing the carrying amount of an asset or group of assets to the estimated undiscounted future cash flows expected to be generated by the asset or asset group. In determining estimates of future cash flows, we have to exercise significant judgment in terms of projection of future cash flows and assumptions including average selling prices, shipments and gross profit margin. If the carrying amount of an asset or asset group exceeds its estimated future undiscounted cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds its fair value. We estimate the fair value of an asset or asset group based on the best information available, including prices for similar assets and, in the absence of observable market prices, the result of using a present value technique to estimate the fair value of the asset.

For the year ended December 31, 2012, we determined that the carrying value of certain production lines of our PV products and LED business was no longer recoverable after the discontinuation of use. As a result, we recorded an impairment loss of $109.0 million in 2012.

Realization of inventory

Our inventories are stated at the lower of cost or market. Market value does not exceed the net realizable value of the inventory, which is the estimated selling price of our inventory in the ordinary course of business, less reasonably predicable costs of completion and disposal. We routinely evaluate the net realizable value of our inventories in light of market conditions and recognize inventory write-downs when considered necessary. The evaluation takes into consideration a number of factors including historical and forecasted consumption of our raw materials, our sales contracts for finished goods on hand, marketability of our inventories, anticipated change in market selling price, risk of obsolescence of our inventories due to change in technology or change in physical properties over time and other factors. Also, the price of polysilicon materials is subject to fluctuation based on global supply and demand, which may have an impact on our ability to recover our inventories costs. During the years ended December 31, 2010, 2011 and 2012, total inventory write-downs were $6.1 million, $305.2 million and $180.9 million, respectively. A majority of our total inventory write-downs during 2011 and 2012 were to adjust the carrying value of certain inventories to market values to take into account the rapid market selling price decline for solar wafers and modules. Such write-downs negatively impacted our gross profit (loss) and income (loss) from operations. No significant inventory write-down was made in 2010 with the stabilization of selling price for solar wafers. There have been no significant recoveries in inventories beyond amounts that were previously written down.

Firm purchase commitments

Prior to late 2008, an industry-wide shortage of high purity polysilicon coupled with a growing demand for PV modules caused the increases of polysilicon prices. In order to ensure the adequate supply of polysilicon, we entered into several fixed price supply contracts under which the polysilicon feedstock would be supplied to us from 2009 to 2016. However, since 2009, the polysilicon price has decreased significantly as a result of increased polysilicon manufacturing capacity and the pressure from the decreasing average selling price of PV products. As a result, we recognized provisions for loss on firm purchase commitments of nil, $27.6 million and $10.7 million under these fixed price polysilicon supply contracts for the years ended December 31, 2010, 2011 and 2012, respectively. The provision was determined by applying the lower of cost or market, a methodology similar to that used with respect to inventory. Given the uncertainty of future polysilicon prices, this loss may or may not be recovered and further losses on the write-down of any outstanding purchase commitments may be recorded in future periods.

Provision for doubtful recoveries on prepayment to suppliers

We make short-term and long-term prepayments to our suppliers of raw materials and equipment from time to time in order to secure stable supply of polysilicon feedstock and production equipment. Consistent with industry practices, we make such prepayments without any collateral. We continuously make assessments on the creditworthiness of these suppliers, primarily based on their historical track records to honor their contractual commitments to us. If there is any indication that the creditworthiness of a supplier is deteriorating, as evidenced by the supplier’s failure to deliver to us the ordered polysilicon feedstock or equipment and repay our prepayments in accordance with the terms of our contract, we will assess and determine the amount of provision for doubtful recoveries required on the prepayments we made with reference to any available internal and external information in respect of financial condition of that supplier. Based on such assessment, we made provision for doubtful recoveries totaling $2.3 million, $66.2 million and $8.4 million, respectively, during the years ended December 31, 2010, 2011 and 2012 against the prepayments we made to certain suppliers.

Loss for write down of assets held for sale

Due to the critical market challenges, we may from time to time determine to sell or dispose of our assets or subsidiaries in our non-core business. Non-current assets or disposal groups are classified as held for sale when their carrying amount will principally be recovered through a sales transaction rather than through continued use and a sales transaction is highly probable. Assets held for sale are recorded at the lower of carrying value and fair value less cost to sell and classified as current assets. A loss will be recognized for any initial or subsequent write-down to fair-value less cost to sell. In December 2012, we were involved in an active program to locate a buyer for LDK Hefei. Assets of LDK Hefei were classified as held for sale. Subsequently in April 2013, we entered into an agreement to sell and transfer all our equity interest in LDK Hefei to an affiliate of the local Hefei government. We determined that the carrying value of assets classified as held for sale was lower than its fair value less cost to sell. Therefore, a loss was recognized for write-down to fair value less cost to sell, amounting to $74.2 million for the year ended December 31, 2012.

Share-based compensation

We adopted our 2006 stock incentive plan on July 31, 2006 and have outstanding options granted to certain of our officers, directors and employees to purchase an aggregate of 8,019,708 shares as of the date of this annual report. For a description of our stock options granted, including the exercise prices and vesting periods, see “Item 6. Directors, Senior Management and Employees — E. Share Ownership — 2006 Stock Incentive Plan” in this annual report. We recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. A fair value-based method is used for measuring the compensation expense related to share-based compensation. Our stock option compensation charges may change based on changes in our actual forfeitures. We record compensation expense for the fair value of the options at the grant date. We then amortize share-based compensation expenses over the vesting periods of the related options. The fair value of the shares underlying the options we have granted subsequent to our IPO has been based on the closing price of our ADSs listed on the NYSE for the trading day prior to the respective grant dates.

Recently Issued Accounting Standards

In May 2011, FASB issued Accounting Standards Update, or ASU, 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, or ASU 2011-04, which amended accounting guidance related to fair value measurements and disclosures with the purpose of converging the fair value measurement and disclosure guidance issued by the FASB and the International Accounting Standards Board, or IASB. The guidance is effective for reporting periods beginning after December 15, 2011. The guidance includes amendments that clarify the intent of the application of existing fair value measurement requirements along with amendments that change a particular principle or requirement for fair value measurements and disclosures. We adopted the new guidance on January 1, 2012. The adoption did not have a material impact on our Consolidated Financial Statements or related disclosures.

In June 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income, or ASU 2011-05, which amended accounting guidance related to presentation of comprehensive income. The standards update is intended to help financial statement users better understand the causes of an entity’s change in financial position and results of operation. The amendment eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity. The amendment requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance also requires that reclassification adjustments for items that are reclassified from other comprehensive income to net income be presented on the face of the financial statement where the components of net income and other comprehensive income are presented. In December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the

Presentation of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, or ASU 2011-12, which defers only those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. ASU 2011-05 and ASU 2011-12 are effective for reporting periods beginning after December 15, 2011. We adopted the new guidance on January 1, 2012.

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, or ASU 2013-02. The standard requires that companies present either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts reclassified from each component of accumulated other comprehensive income based on its source (e.g., the release due to cash flow hedges from interest rate contracts) and the income statement line items affected by the reclassification (e.g., interest income or interest expense). If a component is not required to be reclassified to net income in its entirety (e.g., the net periodic pension cost), companies would instead cross reference to the related footnote for additional information (e.g., the pension footnote). ASU 2013-02 is effective for interim and annual reporting periods beginning after December 15, 2012. We will adopt the provisions of the new guidance on January 1, 2013. The adoption will not have a material impact on our consolidated financial statements or related disclosures.

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

Results of Operations

We were incorporated in the Cayman Islands and all of our principal operating subsidiaries were incorporated and operate their businesses in China.

Year ended December 31, 2012 compared with year ended December 31, 2011

	Year Ended December 31,
	2011		2012
	(In thousands)	(% of Net Sales)	(In thousands)	(% of Net Sales)
Net sales:
Wafers	1,059,085	49.1%	$344,846	40.0%
— Including contract cancellation revenue	27,826	1.3	92,233	10.7
Modules	720,863	33.4	276,195	32.0
Processing of PV products on behalf of others	27,589	1.3	1,092	0.1
Silicon and other materials	239,897	11.1	93,197	10.8
EPC services	52,917	2.4	73,499	8.5
Others	57,462	2.7	74,053	8.6

Total net sales	2,157,813	100.0	862,882	100.0
Cost of goods sold:
Wafers	(983,163)	(45.6)	(463,551)	(53.7)
Modules	(885,884)	(41.1)	(353,389)	(41.0)
Processing of PV products on behalf of others	(21,654)	(1.0)	(1,129)	(0.1)
Silicon and other materials	(209,159)	(9.7)	(251,042)	(29.1)
EPC services	(47,152)	(2.1)	(66,173)	(7.7)
Others	(50,462)	(2.3)	(80,190)	(9.3)

Total costs of goods sold	(2,197,474)	(101.8)	(1,215,474)	(140.9)

Gross loss	(39,661)	(1.8)	(352,592)	(40.9)
Selling expenses	(43,192)	(2.0)	(45,008)	(5.2)
General and administrative expenses	(330,883)	(15.3)	(183,908)	(21.3)
Research and development expenses	(46,510)	(2.2)	(17,781)	(2.1)
Loss for write-down of assets held for sale to fair value less cost to sell	—	—	(74,178)	(8.6)
Impairment loss for intangible assets	—	—	(25,255)	(2.9)
Impairment loss for property, plant and equipment	—	—	(109,027)	(12.6)

Total operating expenses	(420,585)	(19.5)	(455,157)	(52.7)

Loss from operations	(460,246)	(21.3)	(807,749)	(93.6)
Other income (expenses):
Interest income	7,365	0.3	12,153	1.4
Interest expense and amortization of debt issuance costs and debt discount	(189,938)	(8.8)	(258,971)	(30.0)
Foreign currency exchange loss, net	(2,040)	(0.1)	(6,403)	(0.7)
Government subsidy	33,698	1.6	4,242	0.5
Gain on restructuring of payables	—	—	10,510	1.2
Equity in loss for associates and a jointly-controlled entity	(787)	(0.0)	(2,295)	(0.3)
Others, net	7,135	0.3	5,298	0.6

Loss before income taxes	(604,813)	(28.0)	(1,043,215)	(120.9)
Income tax expense	(4,141)	(0.2)	(8,844)	(1.0)

Net loss	(608,954)	(28.2)	(1,052,059)	(121.9)
(Earnings) Loss attributable to non-controlling interests	(393)	(0.0)	39,125	4.5
(Earnings) Loss attributable to redeemable non-controlling interests	(11,522)	(0.6)	41,963	4.9

Net loss attributable to our shareholders	(620,869)	(28.8)	(970,971)	(112.5)
Accretion to redemption value of redeemable non-controlling interests	(34,590)	(1.6)	(153,984)	(17.9)

Net loss available to our shareholders	$(655,459)	(30.4)%	$(1,124,955)	(130.4)%

Net sales. For the year ended December 31, 2012, our net sales were $862.9 million, representing a decrease of $1,294.9 million as compared to our net sales of $2,157.8 million for the year ended December 31, 2011. This decrease was due primarily to a decrease in average sales price and shipment volume for our wafers, modules and polysilicon and other materials, partially offset by an increase in EPC services revenue and other sales. Wafer and module sales constituted the largest two components of our net sales, 49.1% and 33.4%, respectively, for the year ended December 31, 2011, and 40.0% and 32.0%, respectively, for the year ended December 31, 2012.

The decrease in our wafer sales was mainly attributable to a decrease in our shipments from 1,540.7 MW for the year ended December 31, 2011 to 896.1 MW for the year ended December 31, 2012 and a decrease in the average selling price of our wafers from $0.67 per watt during the year ended December 31, 2011 to $0.28 per watt during the year ended December 31, 2012, partially offset by an increase of cancellation revenue from $27.8 million for the year ended December 31, 2011 to $92.2 million for the year ended December 31, 2012. The decrease in our module sales was mainly attributable to a decrease in our shipments from 551.0 MW for the year ended December 31, 2011 to 371.3 MW for the year ended December 31, 2012 and a decrease in the average selling price of our modules from $1.31 per watt during the year ended December 31, 2011 to $0.74 per watt during the year ended December 31, 2012. The decrease in processing of PV products for our customers was mainly attributable to a significant decrease in our shipments from 66.1 MW for the year ended December 31, 2011 to 3.3 MW for the year ended December 31, 2012 as demand from these customers dropped significantly during the year. The decrease in our sales of silicon and other materials was mainly attributable to a decrease in our shipments from 2,563.4MT for the year ended December 31, 2011 to 1,070MT for the year ended December 31, 2012 and a decrease in the average selling price of our polysilicon from $56.5 per kilogram during the year ended December 31, 2011 to $26.1 per kilogram during the year ended December 31, 2012. The increase of EPC services revenue is primarily due to our expansion in the EPC business in China, Europe and the U.S.

Net sales were $25.5 million for our polysilicon segment and $837.4 million for our other PV products segment for the year ended December 31, 2012, compared to $145.6 million for our polysilicon segment and $2,012.2 million for our other PV products segment for the year ended December 31, 2011. The above net sales have excluded our inter-segment sales between the polysilicon segment and other PV products segment. The decrease in net sales for our polysilicon segment was mainly attributable to a decrease in our shipments from 2,563 MT for the year ended December 31, 2011 to 1,070 MT for the year ended December 31, 2012 and a decrease in the average selling price of our polysilicon from $56.5 per kilogram during the year ended December 31, 2011 to $26.1 per kilogram during the year ended December 31, 2012. The decrease in net sales for our other PV products segment was mainly attributable to a decrease in average sales price and in our shipment volume for our wafers and modules, partially offset by an increase in EPC services revenue and other sales.

During the years ended December 31, 2011 and 2012, our net sales by product or service were as follows:

	Year Ended December 31,
	2011		2012
Product/Service	Net Sales	% of Total	Net Sales	% of Total
	(In millions)		(In millions)
Wafers	$1,059.1	49.1%	$344.8	40.0%
— Including contract cancellation revenue	27.8	1.3	92.2	10.7
Modules	720.9	33.4	276.2	32.0
Processing of PV products on behalf of others	27.6	1.3	1.1	0.1
Silicon and other materials	239.9	11.1	93.2	10.8
EPC services	52.9	2.4	73.5	8.5
Others	57.4	2.7	74.1	8.6

Total net sales	$2,157.8	100.0%	$862.9	100.0%

During the years ended December 31, 2011 and 2012, our net sales breakdown by geographic region was as follows:

	Year Ended December 31,
	2011		2012
Geographic Region	Net Sales	% of Total	Net Sales	% of Total
	(In millions)		(In millions)
China	$833.4	38.6%	$275.6	31.9%
Europe	619.5	28.7	290.7	33.7
Asia Pacific excluding China	571.3	26.5	221.9	25.7
North America	133.6	6.2	74.7	8.7

Total net sales	$2,157.8	100.0%	$862.9	100.0%

We intend to periodically adjust our geographic market classifications on the basis of our sales as our management determines from time to time to be appropriate in reflecting our operations.

Cost of goods sold. For the year ended December 31, 2012, our cost of goods sold was $1,215.5 million, representing a decrease of $982.0 million as compared to our cost of goods sold of $2,197.5 million for the year ended December 31, 2011. This was primarily due to a decrease in our shipment volume for our wafers, modules, processing business and polysilicon and other materials, as well as a decrease in our processing cost and cost for purchases. The average cost of polysilicon decreased to $27.9 per kilogram for the year ended December 31, 2012 as compared to $48.1 per kilogram for the year ended December 31, 2011, primarily as a result of reduction in cost of purchases. Our provisions for inventory write-downs for the year ended December 31, 2012 decreased by $124.3 million to $180.9 million as compared to $305.2 million for the year ended December 31, 2011. Our provision for loss on a firm purchase commitment for the year ended December 31, 2012 decreased by $16.9 million to $10.7 million as compared to $27.6 million for the year ended December 31, 2011. We recorded inventory write-downs and provision for loss on a firm purchase commitment during the year ended December 31, 2012 primarily due to the market value of our products falling below our cost of inventories as a result of the significant drop in the average selling price of our products.

During the years ended December 31, 2011 and 2012, our cost of goods sold by product/service was as follows:

	Year Ended December 31,
	2011		2012
Product	Cost of Goods Sold	% of Total	Cost of Goods Sold	% of Total
	(In millions)		(In millions)
Wafers	$983.2	44.8%	$463.6	38.1%
Modules	885.9	40.3	353.4	29.1
Processing of PV products on behalf of others	21.7	1.0	1.1	0.1
Silicon and other materials	209.2	9.5	251.0	20.7
Construction contracts	47.1	2.1	66.2	5.4
Others	50.4	2.3	80.2	6.6

Total cost of goods sold	$2,197.5	100.0%	$1,215.5	100.0%

Gross loss. For the year ended December 31, 2012, our gross loss was $352.6 million, compared to a gross loss of $39.7 million for the year ended December 31, 2011. Our gross loss margin was 40.9% for the year ended December 31, 2012, compared with a gross loss margin of 1.8% for the year ended December 31, 2011. This increase in gross loss and gross loss margin was primarily due to the significant drop in the average selling price of our products, the lower utilization rate, and the recognition of inventory write-down of $180.9 million during 2012.

We recorded gross loss of $86.6 million for our polysilicon segment and gross loss of $266.0 million for our other PV products segment for the year ended December 31, 2012, compared to gross profit of $41.5 million for our polysilicon segment and gross loss of $81.2 million for our other PV products segment for the year ended December 31, 2011. The above gross profit (loss) has excluded the profit (loss) resulting from our inter-segment sales between the polysilicon segment and other PV products segment. The decrease in gross profit for our polysilicon segment was mainly attributable to the significant drop in the average selling price of our products and utilization rate. The increase in gross loss in our PV products segment was mainly attributable to the significant drop in the average selling price of our products and the lower utilization rate.

Operating expenses. For the year ended December 31, 2012, our operating expenses were $455.2 million, representing an increase of $34.6 million as compared to our operating expenses of $420.6 million for the year ended December 31, 2011. The increase was due primarily to an impairment loss for intangible assets of $25.3 million, loss for write-down of assets held for sales to fair value less cost to sell of $74.2 million and an impairment loss for property, plant and equipment of $109.0 million, partially offset by a decrease in general and administrative expenses of $147.0 million and a decrease in R&D expenses of $28.7 million. The decrease in our general and administrative expenses and R&D expenses for the year ended December 31, 2012 was primarily due to a decrease in provision for doubtful recovery of accounts receivable and prepayments and reduced expenditure for R&D activities in 2012.

Interest income and expense. For the year ended December 31, 2012, our interest income was $12.2 million, an increase of $4.8 million, as compared to our interest income for the year ended December 31, 2011 of $7.4 million. This increase was due primarily to an increase in interest rate. For the year ended December 31, 2012, our interest expense increased to $259.0 million, as compared to $189.9 million for the year ended December 31, 2011. This increase was due primarily to an increase in average loan balance and average interest rate, and a loss on change of fair value of interest rate swap contracts.

Foreign currency exchange loss, net. For the year ended December 31, 2012, our foreign currency exchange loss, net, was $6.4 million, an increase of $4.4 million, as compared to our foreign currency exchange loss, net, of $2.0 million for the year ended December 31, 2011. This increase was due primarily to depreciation of the U.S dollar against Renminbi related to our 2014 senior notes.

Government subsidy. For the year ended December 31, 2012, government subsidies we received and recognized as other income totaled $4.2 million, as compared to $33.7 million for the year ended December 31, 2011. All of these government subsidies related to the general incentives provided to us in connection with the development of our wafer, cell and module businesses.

Equity in loss from associates and a jointly controlled entity. For the year ended December 31, 2012, our equity in loss from associates and a jointly controlled entity was $2.3 million, as compared to the equity in loss from associates and a jointly controlled entity of $0.8 million for the year ended December 31, 2011, primarily due to the recognition of loss from an associate in 2012.

Income tax expense. For the year ended December 31, 2012, our income tax expense totaled $8.8 million, as compared to our income tax expense of $4.1 million for the year ended December 31, 2011. Our effective income tax rate was negative 0.7% and negative 0.8% for the years ended December 31, 2011 and 2012, respectively. Our effective income tax rate for the year ended December 31, 2012 was lower than the 25% statutory income tax rate applicable to Chinese subsidiaries, due primarily to a recognition of $261.9 million valuation allowance on deferred income tax assets as our management determined that not all of the deferred income tax assets could be realized. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Business Operations in China — Expiration of, or changes to, current Chinese tax incentives that our business enjoys could have a material adverse effect on our results of operations” in this annual report.

Net loss. For the year ended December 31, 2012, our net loss after taxes before non-controlling interests was $1,052.1 million, as compared to a net loss of $609.0 million for the year ended December 31, 2011. This increase was due primarily to an increase in gross loss as a result of significant declines in the price and utilization rate, the recognition of impairment loss for intangible assets and property, plant and equipment, and more valuation allowance provided on deferred income tax assets.

(Earnings) loss attributable to non-controlling interests and redeemable non-controlling interests. For the year ended December 31, 2012, we had loss attributable to non-controlling interests of $39.1 million and loss attributable to redeemable non-controlling interests of $42.0 million, respectively, as compared to earnings attributable to non-controlling interests of $0.4 million and earnings attributable to redeemable non-controlling interests of $11.5 million for the year ended December 31, 2011. This change was due primarily to loss attributable to our majority-owned subsidiaries, including LDK Silicon and other subsidiaries in Europe and the United States.

Accretion to redemption value of redeemable non-controlling interests. On December 30, 2010, LDK Silicon, one of our wholly owned subsidiaries which indirectly holds all of our polysilicon businesses operated by Jiangxi LDK Silicon and Jiangxi LDK Polysilicon in China, entered into a subscription investment agreement with CDB Capital, two investment funds affiliated with China Construction Bank Corporation and an investment fund affiliated with Bank of China Limited to allot and issue 240,000,000 LDK Silicon preferred shares for an aggregate issuance price of $240 million. The transaction was consummated with such preferred shares allotted and issued on June 3, 2011. The LDK Silicon preferred shares on an as-if-converted basis represented approximately 18.46% of the aggregate issued and outstanding share capital of LDK Silicon on the closing date, with us holding the remaining 81.54%. For the year ended December 31, 2012, accretion to redemption value of redeemable non-controlling interests was $154.0 million.

Net loss available to our shareholders. For the year ended December 31, 2012, net loss available to our ordinary shareholders was $1,125.0 million, as compared to a net loss of $655.5 million available to our ordinary shareholders for the year ended December 31, 2011.

Year ended December 31, 2011 compared with year ended December 31, 2010

	Year Ended December 31,
	2010		2011
	(In thousands)	(% of Net Sales)	(In thousands)	(% of Net Sales)
Net sales:
Wafers	$1,522,925	60.7%	$1,059,085	49.1%
— Including contract cancellation revenue	—	—	27,826	1.3
Modules	634,387	25.3	720,863	33.4
Processing of PV products on behalf of others	204,915	8.2	27,589	1.3
Silicon and other materials	79,089	3.2	239,897	11.1
EPC services	31,147	1.1	52,917	2.4
Others	36,884	1.5	57,462	2.7

Total net sales	2,509,347	100	2,157,813	100.0
Cost of goods sold:
Wafers	(1,118,605)	(44.6)	(983,163)	(45.6)
Modules	(586,755)	(23.4)	(885,884)	(41.1)
Processing of PV products on behalf of others	(133,513)	(5.3)	(21,654)	(1.0)
Silicon and other materials	(59,028)	(2.4)	(209,159)	(9.7)
EPC services	(28,354)	(1.1)	(47,152)	(2.1)
Others	(25,257)	(1.0)	(50,462)	(2.3)

Total costs of goods sold	(1,951,512)	(77.8)	(2,197,474)	(101.8)

Gross profit (loss)	557,835	22.2	(39,661)	(1.8)
Selling expenses	(21,734)	(0.9)	(43,192)	(2.0)
General and administrative expenses	(90,380)	(3.6)	(330,883)	(15.3)
Research and development expenses	(10,804)	(0.4)	(46,510)	(2.2)
Impairment loss for property, plant and equipment	—	—	—	—

Total operating expenses	(122,918)	(4.9)	(420,585)	(19.5)

Income (loss) from operations	434,917	17.3	(460,246)	(21.3)
Other income (expenses):
Interest income	4,632	0.2	7,365	0.3
Interest expense and amortization of debt issuance costs and debt discount	(95,012)	(3.8)	(189,938)	(8.8)
Foreign currency exchange gain (loss), net	8,327	0.3	(2,040)	(0.1)
Government subsidy	5,625	0.2	33,698	1.6
Equity in income (loss) for associates and a jointly-controlled entity	3,570	0.1	(787)	(0.0)
Others, net	618	0.1	7,135	0.3

Earnings (loss) before income taxes	362,677	14.4	(604,813)	(28.0)
Income tax expense	(66,210)	(2.6)	(4,141)	(0.2)

Net income (loss)	296,467	11.8	(608,954)	(28.2)
Earnings attributable to non-controlling interests	(5,670)	(0.2)	(393)	(0.0)
Earnings attributable to redeemable non-controlling interests	—	—	(11,522)	(0.6)

Net income (loss) attributable to our shareholders	290,797	11.6	(620,869)	(28.8)
Accretion to redemption value of redeemable non-controlling interests	—	—	(34,590)	(1.6)

Net income (loss) available to our shareholders	$290,797	11.6%	$(655,459)	(30.4)%

Net sales. For the year ended December 31, 2011, our net sales were $2,157.8 million, representing a decrease of $351.5 million as compared to our net sales of $2,509.3 million for the year ended December 31, 2010. This decrease was due primarily to a $463.8 million decrease in our wafer sales, a $177.3 million decrease in our processing of PV products for our customers, partially offset by a $86.5 million increase in our module sales and a $160.9 million increase in our sales of silicon and other materials. Wafer sales continued to constitute the largest component of our net sales, 60.7% for the year ended December 31, 2010 and 49.1% for the year ended December 31, 2011.

The decrease in our wafer sales was mainly attributable to a decrease in our shipments to 1,540.7 MW for the year ended December 31, 2011 as compared to 1,717.6 MW for the year ended December 31, 2010 and a decrease in the average selling price of our wafers decreased from $0.89 per watt during the year ended December 31, 2010 to $0.67 per watt during the year ended December 31, 2011. The increase in our module sales was mainly attributable to an increase in our shipments to 551.0 MW for the year ended December 31, 2011 as compared to 346.1 MW for the year ended December 31, 2010, which was partially offset by the decrease in the average selling price of our modules from $1.81 per watt during the year ended December 31, 2010 to $1.31 per watt during the year ended December 31, 2011. The decrease in processing of PV products for our customers was mainly attributable to a significant decrease in our shipments to 66.1 MW for the year ended December 31, 2011 as compared to 427.3 MW for the year ended December 31, 2010 as demand from these customers dropped significantly during the year. The increase in our sales of silicon and other materials was mainly attributable to an increase in our polysilicon shipments to 2,563 MT for the year ended December 31, 2011 as compared to 1,326 MT for the year ended December 31, 2010 since our second 5,000 MT train commenced production in August 2010.

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

During the years ended December 31, 2010 and 2011, our net sales by product or service were as follows:

	Year Ended December 31,
	2010		2011
Product/Service	Net Sales	% of Total	Net Sales	% of Total
	(In millions)		(In millions)
Wafers	$1,522.9	60.7%	$1,059.1	49.1%
— Including contract cancellation revenue	—	—	27.8	1.3
Modules	634.4	25.3	720.9	33.4
Processing of PV products on behalf of others	204.9	8.2	27.6	1.3
Silicon and other materials	79.1	3.2	239.9	11.1
EPC services	31.1	1.2	52.9	2.4
Others	36.9	1.4	57.4	2.7

Total net sales	$2,509.3	100.0%	$2,157.8	100.0%

During the years ended December 31, 2010 and 2011, our net sales breakdown by geographic region was as follows:

	Year Ended December 31,
	2010		2011
Geographic Region	Net Sales	% of Total	Net Sales	% of Total
	(In millions)		(In millions)
China	$859.0	34.2%	$833.4	38.6%
Europe	892.8	35.6	619.5	28.7
Asia Pacific excluding mainland China	566.1	22.6	571.3	26.5
North America	191.4	7.6	133.6	6.2

Total net sales	$2,509.3	100.0%	$2,157.8	100.0%

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

During the years ended December 31, 2010 and 2011, our cost of goods sold by product or service was as follows:

	Year Ended December 31,
	2010		2011
Product/Service	Cost of Goods Sold	% of Total	Cost of Goods Sold	% of Total
	(In millions)		(In millions)
Wafers	$1,118.6	57.3%	$983.2	44.8%
Modules	586.8	30.1	885.9	40.3
Processing of PV products on behalf of others	133.5	6.8	21.7	1.0
Silicon and other materials	59.0	3.0	209.2	9.5
EPC services	28.4	1.5	47.1	2.1
Others	25.2	1.3	50.4	2.3

Total cost of goods sold	$1,951.5	100.0%	$2,197.5	100.0%

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

Income tax expense. For the year ended December 31, 2011, our income tax expense totaled $4.1 million, as compared to our income tax expense of $66.2 million for the year ended December 31, 2010. This change was due primarily to our loss before income tax of $604.8 million during the year ended December 31, 2011, as compared to our earnings before income tax of $362.7 million that we recorded for the year ended December 31, 2010. Jiangxi LDK Solar, one of our principal operating subsidiaries, is entitled to a preferential income tax rate of 12.5% for the year ended December 31, 2010 as a result of a reduced unified enterprise income tax. Jiangxi LDK Solar is entitled to a preferential income tax rate of 15% subject to HNTE for the year ended December 31, 2011. Our effective income tax rate was 18.3% and a negative 0.7% for each of the years ended December 31,

2010 and 2011, respectively. Our effective income tax rate for the year ended December 31, 2011 was lower than the 12.5% applicable to Jiangxi LDK Solar, the subsidiary engaged in wafer production and sales, due primarily to a recognition of $174.3 million valuation allowance on deferred income tax assets as our management determined that not all of the deferred income tax assets could be realized, partially offset by the $44.3 million reversal of tax effect of loss on transfer of equity interests within our group that was eliminated on consolidation. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Business Operations in China — Expiration of, or changes to, current Chinese tax incentives that our business enjoys could have a material adverse effect on our results of operations.”

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

Accretion to redemption value of redeemable non-controlling interests. On December 30, 2010, LDK Silicon, one of our wholly owned subsidiaries which indirectly holds all of our polysilicon businesses operated by Jiangxi LDK Silicon and Jiangxi LDK Polysilicon in China, entered into a subscription investment agreement with China Development Bank Capital Corporation Ltd., two investment funds affiliated with China Construction Bank Corporation Ltd. and an investment fund affiliated with another major Chinese bank to allot and issue 240,000,000 series A redeemable convertible preferred shares for an aggregate issuance price of $240 million. The transaction was consummated with the preferred shares allotted and issued on June 3, 2011. The preferred shares on an as-if-converted basis represented approximately 18.46% of the aggregate issued and outstanding share capital of LDK SCT on the closing date, with us holding the remaining 81.54%. For the year ended December 31, 2011, accretion to redemption value of redeemable non-controlling interests was $34.6 million.

Net income (loss) available to our shareholders. For the year ended December 31, 2011, net loss available to our ordinary shareholders was $655.5 million, as compared to a net income of $290.8 million available to our ordinary shareholders for the year ended December 31, 2010.

B.	LIQUIDITY AND CAPITAL RESOURCES

Solar wafer manufacturing and polysilicon production require intensive capital investment, and we have financed our operations and capital expenditures substantially through cash flow from financing activities, including the proceeds of our IPO, our 2013 convertible notes offering in April 2008, follow-on equity offerings in September 2008, December 2009 and February 2011, our 2014 senior notes offerings in February and April 2011, LDK Silicon preferred shares offering in June 2011, private equity investments in 2012 and 2013, short-term bank borrowings, as well as advance payments from customers.

The following table sets forth a summary of our net cash flows for the periods indicated:

	Year Ended December 31,
	2010	2011	2012
	(In thousands)
Net cash provided by (used in) operating activities	$559,993	$(286,968)	$39,916
Net cash used in investing activities	(929,118)	(816,044)	(57,602)
Net cash provided by (used in) financing activities	180,388	1,138,499	(128,586)
Effect of foreign currency exchange rate changes on cash and cash equivalents	6,103	6,458	483
Net (decrease) increase in cash and cash equivalents	(182,634)	41,945	(145,789)
Cash and cash equivalents at the beginning of year	384,761	202,127	244,072
Cash and cash equivalents at the end of year	$202,127	$244,072	$98,283

Operating activities

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

During the year ended December 31, 2012, our net cash provided by operating activities increased to $39.9 million from a net cash used in operating activities of $287.0 million during the year ended December 31, 2011, primarily due to a decrease in trade accounts receivable and bills receivable of $145.3 million, a decrease in inventories of $179.3 million and the release of pledged bank deposits related to purchase of inventory and other operating activities of $250.8 million, partially offset by a $322.8 million cash outflow in trade accounts payable and bills payable.

Investing activities

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

During the year ended December 31, 2012, our net cash used in investing activities amounted to $57.6 million due primarily to our payment for property, plant and equipment of $106.7 million and cash paid for acquisition of a subsidiary of $14.6 million, partially offset by cash received for disposal of property, plant and equipment and land use right of $35.2 million and $30.8 million released from pledged bank deposits related to the purchase of property, plant and equipment.

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

During the year ended December 31, 2011, our net cash provided by financing activities amounted to $1,138.5 million due primarily to the $729.4 million net increase in our borrowings during the period, the issuance of ordinary shares of $193.1 million, the issuance of preferred shares by our subsidiary of $240.0 million, the issuance of 2014 senior notes of $258.7 million and the issuance of short-term and long-term Chinese notes of $142.8 million, which was partly offset by the payment of $364.8 million related to our 2013 convertible notes redemption. Our aggregate new loans and borrowings during the year ended December 31, 2011 amounted to $3,650.8 million. We repaid an aggregate principal amount of $2,921.4 million of our loans and borrowings during the year. We pledged additional bank deposits of $56.2 million for our bank borrowings, $52.9 million of which was used as security for certain of our offshore loans as of December 31, 2011.

During the year ended December 31, 2012, our net cash used in financing activities amounted to $128.6 million due primarily to the net decrease in our borrowings during the year. Our aggregate new loans and borrowings during the year ended December 31, 2012 amounted to $4,245.9 million. We repaid an aggregate principal amount of $4,410.7 million of our loans and borrowings during the year.

The aggregate principal amount of our short-term bank borrowings and current portion of long-term borrowings outstanding as of December 31, 2010, 2011 and 2012 was $1,501.6 million, $2,032.0 million and $2,391.3 million, respectively. The short-term bank borrowings outstanding as of December 31, 2012 had maturity terms ranging from one month to 12 months and interest rates ranging from 2.384% to 10.550% and a weighted average interest rate of 6.050%. These loans were obtained from various financial institutions. The proceeds from these short-term bank borrowings were for working capital purposes.

As of December 31, 2012, we had total long-term borrowings, excluding current portion, of approximately $30.0 million. As of the same date, the weighted average interest rate of our long-term borrowing was 4.8613%.

Working Capital Deficit

As of December 31, 2012, we had a working capital deficit (total consolidated current liabilities exceeding total consolidated current assets) of $3,145.0 million. As of the same date, we had cash and cash equivalents of

$98.3 million, most of which were held by our subsidiaries in China with approximately 95.3% of our short term bank borrowings, current installments of our long-term debt totaling $2,391.3 million residing with these subsidiaries. For the four most recent full fiscal quarters, the “Consolidated Fixed Charge Coverage Ratio,” as defined in the indenture governing the 2014 senior notes, was less than the required ratio of 2.5 to 1.0. As a result, we will not be able to incur any additional indebtedness until our “Consolidated Fixed Charge Coverage Ratio” significantly improves on the basis of our four most recent full fiscal quarters unless such indebtedness falls into one of the permitted exceptions or exemptions, such as re-financing existing indebtedness, or is otherwise permitted pursuant to the consent solicitation.

In December 2012, through our successful consent solicitation, we were able to amend the indenture relating to our 2014 senior notes, including the following:

•

Three additional categories of “Permitted Indebtedness” have been added to the indenture to (i) permit LDK Silicon or its subsidiary to issue up to $200 million of preferred shares of a different series for the purpose of settling certain accounts payable owed to vendors or suppliers of our subsidiaries in China, (ii) allow our inter-company guarantees to remain outstanding after we have transferred a majority or all of the capital stock of a subsidiary to creditors or investors in exchange for the forgiveness or assumption of a portion or all of the outstanding indebtedness of such disposed subsidiary, and (iii) allow us to incur up to an aggregate principal amount of $350 million, with limits imposed on the maximum aggregate outstanding amount for each business line and during each quarter;

•

The maximum principal amount that may be incurred and outstanding at any time as “Purchase Money Indebtedness” and “Capitalized Lease Obligations” has been amended to mean an aggregate principal amount of $780 million, rather than 10% of our “Total Assets;”

•	The amount of our permitted working capital indebtedness has been increased to $125 million from $75 million; and

•

We will not trigger a cross-event-of-default under the indenture as a result of any payment default, or any failure to pay one or more final judgments in excess of $10 million, or in a voluntary case under any applicable bankruptcy, insolvency or other similar law, any consent to the entry of such order, consent to the appointment of or taking possession by a receiver or liquidator for substantially all of the property and assets, or any general assignment for the benefit of creditors, unless it relates to us or our “significant subsidiary” within the meaning of Rule 1-02 under Regulation S-X under the Securities Act as in effect as of the date of the consent solicitation, which includes any of our subsidiaries that meets any of the following conditions: (1) the investments in and advances to such subsidiary made by us and our other subsidiaries exceed 10% of our total assets on a consolidated basis as of the end of the most recently completed fiscal year; or (2) the proportionate share of our total assets and our other subsidiaries (after intercompany eliminations) in the subsidiary exceeds 10% of our total assets on a consolidated basis as of the end of the most recently completed fiscal year; or (3) our equity and that of our other subsidiaries in the income of the subsidiary from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle exceeds 10% of such our income on a consolidated basis for the most recently completed fiscal year.

However, our 2014 senior notes with an aggregate principal amount of Rmb 1,700,000,000 will mature on February 28, 2014. In addition, the terms of LDK Silicon preferred shares permit their investors to require us and/or LDK Silicon to redeem the LDK Silicon preferred shares at a redemption price equal to 100% of the $240 million subscription price plus a 23% investment internal rate of return if LDK Silicon fails to complete a qualified initial public offering by June 3, 2013. LDK Silicon is not currently intending to complete a qualified initial public offering by June 3, 2013. These factors raise substantial doubt as to our ability to continue as a going concern. Under such circumstances, we have developed a liquidity plan, as summarized below, which, if executed successfully, will provide sufficient liquidity to meet our obligations as they become due for a reasonable period of time.

•

Delay in Capital Expenditure and Improvement in Working Capital Management. We have been negotiating with a number of vendors, including suppliers of equipment and construction materials, for them to provide us with lower prices or more favorable payment terms. We have also decided to postpone a substantial portion of our planned capital expenditures for the next 12 months. In addition, we have implemented measures to more closely monitor our inventory levels and our collection of receivable balances with an aim to improving our working capital management.

•

Renewing Our Existing Bank Financing. To improve our liquidity, we have successfully negotiated with banks and financial institutions in China to renew our short-term borrowings upon their maturity. From January 1 to March 31, 2013, we have renewed short-term bank borrowings in the aggregate principal amount of $1,112.8 million. We believe that we will continue to be able to renew our short-term borrowings when they are due.

•

New Financial Support from Banks, Financial Institutions and Other Parties. In addition to renewing our existing short-term bank borrowings as disclosed above, we are currently negotiating with banks in China that have expressed an intention to provide us an additional funding with an aggregate principal amount of Rmb 2.0 billion to support our operations and capital expenditure. We have also successfully negotiated with affiliates of Xinyu City Government and Nanchang City Government for financial support to our operations, with their commitment to provide us with special funding in the aggregate principal amount of approximately Rmb 500 million. We will continue to seek financial support from these and other sources to meet our working capital and other needs on an on-going basis.

•

Restructuring of LDK Silicon Preferred Shares. We have negotiated, and will continue to negotiate, with the investors in LDK Silicon preferred shares with a view to restructuring the LDK Silicon preferred shares. Due to our present financial difficulties and the long-term industry prospects, we and the LDK Silicon preferred shares investors are gradually sharing the belief that the enforcement by such investors of their redemption rights in the event that LDK Silicon fails to complete a qualified initial public offering by June 3, 2013 will work to the detriment of all stakeholders. We are currently discussing with these investors to work out a restructuring plan to either postpone the redemption rights by more than one year or replace the current preferred shares with equity or debt securities with maturities of one year or more.

•

Refund of Prepaid Land Use Rights, Disposal of Properties and Sales of Solar Farm Projects. We are currently negotiating with the relevant local Chinese governmental authorities for their return of our prepayments for certain land use rights, previously earmarked for expansion purposes. We have also entered into several letters of intent to sell some of our properties, mainly staff quarters and the corresponding land use rights, to local Chinese governmental authorities. In addition, we have either entered into sales agreements or letters of intent to sell certain of our solar farm projects in Europe and the United States.

•

Additional Equity Offers. We have sold 42.3 million ordinary shares to HRX and Fulai Investments in November 2012 and February and March 2013, respectively, for an aggregate purchase price of $46.3 million. In April 2013, we entered into a share purchase agreement with Fulai Investments, which has agreed to purchase 25 million newly issued ordinary shares from us for an aggregate purchase price of approximately $25.8 million, subject to the approval of our shareholders. We intend to raise more funds through equity offerings, including private placements and at-the-market offerings, when market conditions permit and such issuances are in the overall interests of our company.

We believe that the measures as described in the above liquidity plan will be adequate to satisfy our liquidity requirements for the next 12 months. For additional information regarding our liquidity plan, see “Note

(1) — Basis of Presentation” of our consolidated financial statements beginning on page F-1. There is no assurance, however, that we will be able to successfully implement the liquidity plan. If we fail to successfully execute this plan, we may not be able to continue as a going concern. Also see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company and Our Industry — We have substantial existing indebtedness, in particular short-term indebtedness, and we may incur substantial additional indebtedness in the future subject to our compliance with the covenants and other requirements in our existing financing arrangements, which could adversely affect our financial condition and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations and we may not be able to refinance our current borrowings on terms that are acceptable to us, or at all” and “— We are operating with a significant working capital deficit and are restricted from incurring additional indebtedness; these conditions raise substantial doubt as to our ability to continue as a going concern” in this annual report.

Capital Expenditures

We invested $861.2 million, $877.9 million and $79.5 million in capital expenditures during the years ended December 31, 2010, 2011 and 2012, respectively, primarily to construct our polysilicon production plant and purchase production equipments.

We estimate that we will have capital expenditures of approximately $80 million to $150 million in 2013 primarily in connection with the debottlenecking initiatives for our polysilicon production plants and the equipment improvement of our wafer, cell and module production facilities. We may incur additional capital expenditures to fund the design and development of solar farm projects as suitable opportunities arise.

We will need additional funding to finance our working capital requirements and to repay indebtedness. In addition, we may require additional cash due to changing business conditions or other future developments. If we do not have sufficient cash to meet our requirements, we may seek to issue additional equity or debt securities or to borrow from lending institutions. If we are unable to obtain additional equity or debt financing as required, our business operations and prospects may suffer.

Prepayments to Suppliers

In order to secure a stable supply of raw materials for our polysilicon, wafer and module businesses and supply of our production equipment, we make prepayments to suppliers based on written purchase orders detailing product, quantity and price. Our prepayments to suppliers are recorded either as prepayments to suppliers, if they are expected to be utilized within 12 months as of each balance sheet date, or as prepayments to suppliers to be utilized beyond one year, if they are expected to be utilized after 12 months. As of December 31, 2010, 2011 and 2012, we made prepayments to suppliers of $112.4 million, $28.2 million and $18.4 million, respectively, and prepayments to suppliers to be utilized beyond one year of $14.3 million, $11.2 million and $8.0 million, respectively. Prepayments to raw materials suppliers are reclassified to inventories when we apply such prepayments to related purchases of raw materials for our businesses, and prepayments to equipment suppliers are reclassified to property, plant and equipment when we apply such prepayments to related purchases of equipment for our operations. These reclassifications are not reflected in our consolidated cash flows from operations.

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

Advance Payments from Customers

As of December 31, 2010, 2011 and 2012, advance payments from our customers amounted to $344.8 million, 332.2 million and $175.5 million, respectively. These prepayments were made to us by our customers under the supply agreements, primarily for wafers and polysilicon products.

Restricted Net Assets

Our principal operating subsidiaries, Jiangxi LDK Solar, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, as well as our other Chinese operating subsidiaries are required under Chinese laws and regulations to make appropriations from their net income as determined under the Chinese accounting standards and regulations to non-distributable reserves, which include a statutory general reserve, an employee welfare and bonus fund and an enterprise development fund. The statutory general reserve for Jiangxi LDK Solar is required to be made at not less than 10% of its profit after tax as determined under the Chinese accounting standards and regulations. The employee welfare and bonus fund and enterprise development fund are determined by the board of directors of each subsidiary at its discretion. The statutory general reserve is used to offset future extraordinary losses. Jiangxi LDK Solar, Jiangxi LDK Silicon, Jiangxi LDK Polysilicon and other Chinese operating subsidiaries may, upon a resolution of their respective boards of directors, convert the statutory general reserve into capital. The employee welfare and bonus fund is used for the collective welfare of their respective employees. The enterprise development fund is used for the purpose of future expansion and development of the relevant enterprise. These reserves represent appropriations of the retained earnings determined under the Chinese law. In addition to the statutory general reserve, Jiangxi LDK Solar, Jiangxi LDK Silicon, Jiangxi LDK Polysilicon and other Chinese operating subsidiaries are required to obtain approval from the local government authorities prior to distributing any of their registered share capital. Accordingly, both the appropriations to the statutory general reserve and the registered capital of Jiangxi LDK Solar, Jiangxi LDK Silicon, Jiangxi LDK Polysilicon and other Chinese operating subsidiaries are considered as restricted net assets.

Other Recent Developments

Since the year-end of 2012, there have been the following significant recent developments:

Private Placements to Fulai Investments. We entered into a share purchase agreement in January 2013 with Fulai Investments, and sold an aggregate of 17,000,000 of our ordinary shares to Fulai Investments in February and March 2013 for an aggregate purchase price of $24,510,000 pursuant to the agreement, as amended and supplemented. In April 2013, we entered into a share purchase agreement with Fulai Investments to sell 25,000,000 newly issued ordinary shares to Fulai Investments for an aggregate purchase price of approximately $25.8 million, subject to the approval of our shareholders.

CDB Financing for Mahong Plant. CDB approved in January 2013 a loan facility in the aggregate principal amount of Rmb 440,000,000 to finance the technology upgrade for our Mahong Plant. We intend to use the financing primarily to improve the hydrochlorination at the plant. We have yet to drawdown the loan as market conditions improve and the necessary equipment is ready for our use.

Agreement to Sell LDK Hefei. We entered into an agreement in April 2013 to sell and transfer all our equity interest in LDK Hefei to an affiliate of the Hefei City government, Hefei High Tech for approximately Rmb 120 million. Our purchase agreement with Shanghai Qianjiang Group in January 2013 to sell all our equity interest in LDK Hefei has been terminated due to the failure of Shanghai Qianjiang Group to secure the relevant Chinese government approvals by the deadline of March 30, 2013. According to the agreement to sell our equity interest in LDK Hefei to Hefei High Tech, we issued a guarantee to Hefei High Tech regarding the collectability of certain accounts receivable and prepayments of LDK Hefei. In connection with our sale of such equity interest, Hefei High Tech also agreed to communicate and discuss with relevant creditors of LDK Hefei to terminate our existing guarantees previously provided to support LDK Hefei’s short-term borrowings, amounting to a total of $312.3 million, before April 12, 2014.

Partial Default of 2013 Convertible Notes. Due to a temporary cash-flow shortage, we were not able to make full payments to the holders of our 2013 convertible notes in an aggregate principal amount of $23,793,000, plus interest, otherwise due and payable on their maturity date of April 15, 2013. We privately and individually negotiated with two holders of 2013 convertible notes in the aggregate principal amount of $16,553,000, and reached settlement with them, shortly before the maturity date, through a partial payment in cash and effectively a loan facility to postpone the repayment of the remaining indebtedness. Subsequent to April 15, 2013 and as of the date of this annual report, we have further settled with holders of 2013 convertible notes of an additional aggregate principal amount of $3.7 million through private and individual negotiations.

Sunways Lawsuit. Based on a third-party application, a local court in Konstanz, Germany, in May 2013 issued an order for preliminary insolvency proceedings against the assets of Sunways and its wholly owned subsidiary, Sunways Production GmbH. The court also appointed a German lawyer as the preliminary insolvency administrator. Although Sunways is not a “Significant Subsidiary” as defined in connection with our 2014 senior notes, we cannot at present determine the consequences and ramifications of this lawsuit.

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

In addition, we have maintained an LDK Laboratory with Shanghai Jiaotong University since 2005. This laboratory has been focused on developing quality consumables and supplemental equipment to be produced in China. Under our arrangement with Shanghai Jiaotong University, we and the university will jointly own all research results of the laboratory and we will have the priority right to utilize these research results. We and the university are entitled to 40% and 30% of all economic benefits derived from these research results, respectively, and the remaining 30% of the economic benefits will be reinvested in the laboratory. We plan to continue to expand our R&D efforts by establishing additional research ventures, both in China and overseas, to improve our production technologies and processes.

Since 2007, we also maintain an LDK Solar Research Center with Nanchang University in Jiangxi Province. This laboratory has been focused on producing lower-cost consumables and reducing the cost of utilizing locally procured consumables in our manufacturing process. Under our arrangement with Nanchang University, we and the university will jointly own all research results of the laboratory. Any commercial utilization of the research results is subject to further negotiation between us and Nanchang University.

Intellectual Property Rights

We have developed various production process related know-how and technologies in-house. In addition, we have a number of on-going R&D programs, including our collaboration with Shanghai Jiaotong University and Nanchang University, with a view to developing techniques and processes that will improve conversion efficiency and product quality and lower production cost. We rely on nondisclosure agreements, trade secrets and technical know-how to protect our intellectual property and proprietary rights. We have entered into confidentiality, assignment of inventions and non-competition agreements with our executive employees, engineers and technicians. We have also entered into confidentiality arrangements with other employees, suppliers and distributors. Pursuant to the confidentiality, assignment of inventions and non-competition agreements, our senior employees, engineers and technicians have agreed and acknowledged that we own the rights to all technology, inventions, trade secrets, developments and other processes generated in connection with their employment with us or their use of our resources or relating to our business and that they must assign any ownership rights that they may claim in those works to us.

As of the date of this annual report, we have 71 issued patents, and 86 patent applications pending globally, of which 78 were pending in China. These patent applications and granted patents relate to various technologies, including polysilicon production, silicon recycling, wafer production processes, solar cell structure, module design, and production equipment. While we currently use some of these technologies in our operations, we expect some of these technologies that we have not yet implemented have significant potential future applications. We intend to continue to assess appropriate opportunities for patent protection of those aspects of our technology that we believe provide a significant competitive advantage to us. We have not taken any action outside China to protect our intellectual property. You should refer to “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company and Our Industry — We may be exposed to intellectual property infringement, misappropriation or other claims by third parties and an adverse determination could result in us paying significant damages” for additional information.

D.	TREND INFORMATION

The PV market has been highly competitive and volatile. Currently, China’s major solar manufacturers, including us, substantially rely on both exports of solar products to Europe and the United States and domestic demand. The reduced market demand for PV products in these markets has resulted in substantial oversupply. In addition, we and many of our competitors engaged in aggressive expansion programs during the past several years. As a result, competition has increased and the industry has experienced price reductions, which have materially and adversely affected our business operations and financial condition. Various consolidations are gathering speed in the PV industry in China and globally. Due to limited customer orders and depressed market prices with the on-going global economic slowdown, many players, including us, have substantially reduced production volumes and/or have temporarily suspended the operations of certain plants.

PV is one of the proven and most rapidly growing renewable energy sources in the world. Energy from the sun is converted into electricity primarily through the PV effect and, to a lesser extent, through concentrated solar thermal technologies. Solarbuzz reports that the global PV market reached 29.1 GW in 2012, as compared to 18.2 GW in 2010, 27.7 GW in 2011, and 1.8 GW in 2006. At the year-end of 2010, 2011 and 2012, cumulative global PV installations were 41.7 GW, 70.6 GW and 99.7 GW, respectively, according to Solarbuzz.

Solar power systems use solar cells based on two main technologies: crystalline-silicon, or C-Si, and thin-film. According to Solarbuzz, C-Si based solar cells dominate the PV market, accounting for approximately 86.5%, 89.1% and 89.0% of the total solar cell production in 2010, 2011 and 2012, respectively, due to their high energy conversion efficiency and reliability.

Over the years, there was an aggressive capacity expansion throughout the manufacturing chain on a global basis until 2012. According to Solarbuzz, the manufacturing capacity of polysilicon available to the PV industry reached a level equivalent to 25.3 GW, 41.0 GW and 58.8 GW, respectively, in terms of production capacities for crystalline silicon solar cells in 2010, 2011 and 2012. Wafering capacity grew to 26.1 GW in 2010, 47.5 GW in 2011, and 55.6 GW in 2012, according to Solarbuzz. Cell and module capacity also grew to 24.5 GW and 30.4 GW in 2010, 43.5 GW and 45.1 GW in 2011, and 51.6 GW and 49.0 GW in 2012, each respectively, according to Solarbuzz. Thin-film PV cell manufacturing capacity increased to 4.8 GW in 2010, 6.2 GW in 2011, and 6.6 GW in 2012, according to Solarbuzz. The following diagram illustrates the forecast of the global PV demand from 2012 to 2016 under Solarbuzz’s production-led energy scenario.

Solarbuzz has laid out three scenarios: low, most likely and high. The low scenario assumes a weak global economic environment, limited project and debt financing and stagnant and/or declining incentive policies. The most likely scenario assumes existing and announced regulations and incentives and does not impose any single set of conditions on global demand. The high scenario assumes a strong economic environment and aggressive PV policies by way of direct incentives and lower regulatory hurdles. The following chart illustrates global market PV demand for the three scenarios:

Source: Solarbuzz, Marketbuzz 2013

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

Government Incentives for Solar Power

The use of solar power has continued to grow in countries where governments have implemented renewable energy policies and incentives to encourage the use and accelerate the development of solar power and other renewable energy sources. Although governments have reduced or modified their incentives since the global financial crisis in 2008, many governments worldwide, such as those of Germany, Spain, Japan, the United States, Italy, the Czech Republic, Belgium and China, continue to offer various types of financial incentives, albeit in a reduced manner, in the forms of capital cost subsidies, feed-in tariffs, net metering, tax credits and other incentives to end-users, distributors, system integrators and manufacturers of solar power products, to make solar power more cost competitive with conventional energy. International environmental protection initiatives, such as the Kyoto Protocol, for the reduction of overall carbon dioxide and other gas emissions have also created momentum for government incentives encouraging solar power and other renewable energy sources. Governments of major solar markets may, from time to time, modify their policies in order to manage the growth of the markets and to incentivize local PV manufacturers to become more cost competitive. Germany, Spain and Italy are examples of those who have modified their incentive policies for solar power in recent years.

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

Possible Reduction or Elimination of Government Subsidies and Incentives. Historically, the growth of the PV industry has substantially relied on the availability and size of government subsidies and economic incentives, such as capital cost rebates, favorable feed-in tariff, tax credits, net metering and other incentives. Reduction or elimination of such government subsidies and incentives may adversely affect the development of the PV industry.

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

Feedstock is melted in high temperature furnaces and is then formed into silicon ingots through a crystallization process. To the extent that less virgin polysilicon and more recovered silicon materials may be used in the manufacture of ingots, the overall cost of raw materials will be lower. Silicon ingots are cut into blocks and then further sliced into silicon wafers using high precision techniques, such as wire-sawing technologies. Silicon wafers are manufactured into solar cells through a multiple-step manufacturing process that entails etching, doping, coating and applying electrical contacts. Solar cells are then electrically interconnected and laminated in durable and weather-proof packages to form solar modules, which, together with system components, such as batteries and inverters, are installed as solar power systems.

The following diagram illustrates the value chain for the manufacture of crystalline silicon-based solar power products:

Thin-film technologies have received increasing attention over the years due to higher silicon prices. Such technologies require little or no silicon in the production of solar cells and modules and are therefore less susceptible to increases in costs of silicon. Thin-film solar products involve lower production costs and are lighter in weight than crystalline silicon-based solar cells. However, the conversion efficiencies of thin-film based solar cells are comparatively lower.

Polysilicon

Polysilicon is the primary raw material for the PV and semiconductor industries. Historically, the semiconductor industry has been the dominant user of polysilicon. Due to the rapid growth of the PV industry in recent years, the polysilicon consumption by the PV industry has exceeded that by the semiconductor industry. As a result of this rapid expansion, sales to the PV industry are now the key factor affecting the price, profit and growth of the polysilicon market. According to Solarbuzz, the polysilicon production capacity reached 207.9 kMT in 2010, 313.3 kMT in 2011, and 385.1 kMT in 2012. The greater China area, which includes mainland China and Taiwan, played an important role in polysilicon manufacturing and accounted for 30%, 35% and 30% of the production in 2010, 2011 and 2012, respectively, according to Solarbuzz.

Wafer

There are two primary types of wafer production: monocrystalline wafers and multicrystalline wafers.

Monocrystalline-based solar power products are more expensive to produce than multicrystalline-based solar power products of similar dimensions, but monocrystalline-based solar power products achieve higher conversion efficiencies as a result of their requirement of high purity of polysilicon.

Multicrystalline silicon consists of numerous smaller crystals and generally contains more impurities and crystal defects that impede the flow of electrons relative to monocrystalline silicon. While this results in lower energy conversion efficiency, producing multicrystalline-based solar power products involves less labor and lower quality silicon feedstock as compared to production of monocrystalline-based solar power products of similar dimensions.

The surface area of wafers is another key factor in determining how much incident light can be absorbed and converted into electricity. To reduce manufacturing costs and increase output, wafer manufacturers strive to reduce the thickness of wafers without reducing the surface area as the production of thinner wafers uses less silicon per unit.

The expansion of manufacturing capacity for wafers depends on the secure supply of raw materials and key wafer manufacturing equipment, such as wire saws. Similar to the polysilicon industry, the production base for wafer has also shifted to mainland China and Taiwan. In 2010, 2011 and 2012, respectively, 63%, 72% and 78% of global wafer production capacity was located in mainland China and Taiwan, according to Solarbuzz.

Solar Cell and Module Production

According to Solarbuzz, global center of C-Si cell production has also shifted to mainland China and Taiwan. Cell production in mainland China and Taiwan rose to 59.2% in 2010, 72.5% in 2011, and 78.1% in 2012, according to Solarbuzz. We believe the shift toward increasing manufacturing dominance by mainland China and Taiwan is as evident for modules as it is for wafers and cells.

E.	OFF-BALANCE SHEET ARRANGEMENTS

Other than our purchase obligations for raw materials and equipment, we have not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or R&D services with us. There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, net sales or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to you and other investors.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2012:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In thousands)
Long-term borrowings (including interest payments)	$1,136,198	$667,193	$386,090	$20,518	$62,397
Short-term borrowings (including interest payments)	1,699,057	1,699,057	—	—	—
Capital lease obligations	95,470	45,611	39,971	9,888	—
Purchase obligations
— raw materials	43,286	18,790	17,148	7,348	—
— equipment	253,200	219,726	33,474	—	—
Long-term PRC notes (including interest payments)	90,366	5,409	84,957	—	—
2014 senior notes (including interest payments)	298,519	25,958	272,561	—	—
2013 convertible notes (including interest payments)	24,358	24,358	—	—	—

Total	$3,640,454	$2,706,102	$834,201	$37,754	$62,397

We have entered into commitments for future purchases of raw materials and equipment. These commitments for purchase of raw materials as of December 31, 2012 included the fixed and determinable portion only, and did not include purchase commitments that were without fixed or determinable purchase prices, as such prices will come to be determined on the basis of the prevailing market price near the time of purchase.

G.	SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act apply to the forward-looking information provided by us under Item 5.E and F.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position
Xiaofeng Peng	38	Chairman
Xingxue Tong	50	Director, President and Chief Executive Officer
Zhibin Liu	61	Non-executive Director
Xuezhi Liu	50	Non-executive Director
Hongjiang Yao	62	Non-executive Director
Maurice Wai-fung Ngai	51	Independent Director
Bing Xiang	51	Independent Director
Junwu Liang	79	Independent Director
Shi-an Wu	64	Independent Director
Ceng Wang	50	Independent Director
Jack Lai	59	Executive Vice President, Chief Financial Officer and Secretary
Yuepeng Wan	49	Senior Vice President, Chief Technology Officer
Qiqiang Yao	42	Senior Vice President and Chief Accounting Officer

Directors

Xiaofeng Peng is the chairman of the board of directors of our company. He founded our company in July 2005. Mr. Peng graduated from Jiangxi Foreign Trade School in 1993 with a diploma in international business and from Beijing University Guanghua School of Management with an executive MBA degree in 2002. Mr. Peng, in his personal capacity, and his family members are engaged in certain alternative energy projects, including a project involving thin-film technology. In addition, Mr. Peng and his family members may invest or otherwise participate in their personal capacity in several alternative energy projects, including projects involving solar thermal, wind energy and biofuels.

Xingxue Tong is a director, the president and chief executive officer of our company. He joined our company in January 2007. Mr. Tong has approximately 12 years of experience in managing operations of companies in the solar industry. Prior to joining our company, Mr. Tong served as general manager for south-east Asia business development with GT Solar since 2004. He was the executive president of commerce of Canadian Solar Inc. in 2004 and vice general manager of an affiliate of Tianwei Yingli Energy Resources Co., Ltd. from 1999 to 2004. Mr. Tong received a diploma in industrial economic management from Renmin University of China in 1988 and a diploma in English from Hebei University in 1998.

Zhibin Liu is a non-executive director of our company. He joined our company in October 2012 as a director nominated by HRX. He has served as the chairman of the board and the general manager of Xinyu State-owned Asset Management Co., Ltd. since April 2007. He received a college degree from Yichun Normal College with a major in Chinese language and literature in 1981 and a bachelor’s degree from Party School of the Central Committee of C.P.C. with a major in economics and management.

Xuezhi Liu is a non-executive director of our company. He joined our company in October 2012 as a director nominated by HRX. Mr. Liu currently serves as the vice president of Hi-tech Wealth Investment and Developing Co., Ltd. Prior to that, he was the general manager of Hainan Prefecture Hi-tech Wealth Photovoltaic Electricity Co., Ltd. from April 2011 to March 2012 and the general manager of Zhongheng Technology (Tangshan) Caofeidian Co., Ltd. from September 2009 to April 2011. Mr. Liu also served as the general manager of Tangshan Sub-branch of Huatai Property and Casualty Insurance Joint Stock Co., Ltd. from August 2006 to September 2009. He received a bachelor’s degree in electrical machinery from Chengdu Institute of Telecommunication Engineering.

Hongjiang Yao is a non-executive director of our company. He joined our company in October 2012 as a director nominated by HRX. Mr. Yao serves as the board secretary of Xinyu Iron & Steel Joint Stock Company since February 2008. Prior to that, he served as the general manager of Xinhua Joint Stock Company from January 2000 to February 2009. Mr. Yao received a bachelor’s degree in steel rolling from Beijing Institute of Steel and Iron, and a graduate degree from Huazhong University of Science and Technology with a major in management science.

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

Shi-an Wu became an independent director of our company in October 2012. Mr. Wu currently serves as the president of Jiangxi Yuzhou Scientific and Technological Institute. Mr. Wu has also been teaching at Jiangxi University of Finance and Economics since 1982, when he graduated from the school with a bachelor’s degree in trading and economics. Since 1993, he has been a recipient of a special government allowance from the Chinese State Council. He was also awarded an honorary doctorate degree by the New York Institute of Technology in 2005. Mr. Wu is also member of the Standing Committee of the People’s Congress of Jiangxi Province, a vice chairman of the Education, Science, Culture and Health Committee of the People’s Congress of Jiangxi Province, and a professor of Jiangxi University of Finance and Economics.

Ceng Wang became an independent director of our company in October 2012. Mr. Wang currently serves as the chief strategic advisor of China Shenfei Group, with extensive experience in corporate restructuring, merger and acquisition and investment and financing. Prior to that, Mr. Wang served as the president and chief executive officer of China Shenfei Group from April 2010 to March 2012. Mr. Wang has held various management positions at Pudong Development Bank and Bank of China. Mr. Wang has also served as the financial consultant of the People’s Government of Xinyu City of Jiangxi Province since November 2010.

Executive Officers

Jack Lai is an executive vice president, chief financial officer and secretary of our company. He joined our company in August 2006. Mr. Lai has approximately 23 years of experience in finance, strategic planning and corporate management. Prior to joining our company, Mr. Lai served as the chief financial officer and vice president of Silicon Storage Technology, Inc. He was the vice president of finance and administration and the chief financial officer of Aplus Flash Technology, Inc. in San Jose, California from 2000 to 2003. He served as vice president of finance and administration, chief financial officer and general manager of Wirex Corporation, Inc. in Portland, Oregon, from 1998 to 2000. Mr. Lai graduated from Tamkang University with a bachelor’s degree in business administration in 1976, from Chinese Culture University with an MBA degree in 1978 and from San Jose State University with an MBA degree in 1982.

Yuepeng Wan is a senior vice president and the chief technology officer of our company. He joined our company in February 2007. Dr. Wan has approximately 18 years of experience in R&D in silicon and materials engineering. Prior to joining our company, Dr. Wan was an R&D manager at GT Solar in New Hampshire from October 2005 to February 2007 in charge of DSS furnace R&D. Prior to that, he was a research associate of the materials crystal division at Saint-Gobain Northboro R&D Center in Massachusetts from January 2005 to October 2005. From April 2000 to January 2005, he was a senior applications engineer at GT Solar in New Hampshire responsible for design and development of crystal growth furnaces. Dr. Wan received a bachelor of science degree in materials engineering from University of Science & Technology of China in 1986, a master of science degree in mechanical engineering from University of Science & Technology of China in 1989 and a Ph.D. degree in mechanical engineering from Aachen University of Technology of Germany in 1997.

Qiqiang Yao is a senior vice president and chief accounting officer of our company. He joined our company in February 2006. Prior to joining our company, Mr. Yao held multiple positions in finance and accounting from 2002 to 2006 at various companies in China. Mr. Yao received a bachelor’s degree in accounting from Anhui University of Accounting in 1993 and an MBA from China Southeast University in 2003. Mr. Yao is a registered accountant in China.

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

For the years ended December 31, 2010, 2011 and 2012, the aggregate cash compensation that we paid to our directors and executive officers was $5,773,942, $4,603,281 and $3,525,196.

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

Our board of directors is currently comprised of 10 directors, including five independent board members. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he or she has a material interest provided that a declaration of interest has been made in accordance with our articles of association and such director is not required to abstain from voting and/or be excluded from the counting of the quorum under our articles of association. Any director may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and subject to the Cayman Islands companies law, issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. We have established three committees of the board of directors:

•	the audit committee,

•	the compensation committee, and

•	the corporate governance and nominating committee.

We have adopted a charter for each committee to comply with the Sarbanes-Oxley Act and NYSE corporate governance rules. Each committee’s members and functions are described below.

We have a staggered board of directors. Our directors are divided into three classes, as nearly equal in number as the then total number of directors permits. Maurice Ngai and Ceng Wang have been designated as Class I directors with their terms to expire at our shareholders’ general meeting in 2014; Xingxue Tong, Hongjiang Yao, Bing Xiang and Shi-an Wu have been designated as Class II directors with their terms to expire at our shareholders’ general meeting in 2015; Xiaofeng Peng, Zhibin Liu, Xuezhi Liu and Junwu Liang have been designated as Class III directors with their terms to expire at our shareholders’ general meeting in 2013. At each annual general meeting of our shareholders, successors to the class of directors whose terms expire at that meeting will be elected for a three-year term. Our service contracts with our directors do not provide for benefits upon the termination of their employment. If the number of directors changes, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible. Any additional directors of a class elected to fill a vacancy resulting from an increase in such class will hold office for a term that coincides with the remaining term of that class. Decrease in the number of directors will not shorten the term of any incumbent director. Nonetheless, whenever the holders of preferred shares have the right, voting separately as a class, to elect directors, the election, term of office, filling of vacancies and other features of directorships will be governed by the applicable terms of our articles of association and the rights attaching to those preferred shares. These board provisions make it more difficult for third parties to gain control of our company because it is more difficult to replace members of a staggered board.

Audit committee

Our audit committee consists of three directors, namely Maurice Ngai, Bing Xiang and Dr. Junwu Liang. Mr. Ngai, Mr. Xiang and Dr. Liang satisfy the “independence” requirements of the NYSE Listing Rules and the SEC regulations. In addition, our board of directors has determined that Mr. Ngai and Mr. Xiang are qualified as audit committee financial experts within the meaning of SEC regulations. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation committee

Our compensation committee consists of Xiaofeng Peng, Maurice Ngai, Bing Xiang and Junwu Liang. Mr. Ngai, Mr. Xiang and Dr. Liang satisfy the “independence” requirements of the NYSE Listing Rules and the SEC regulations. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. The compensation committee is responsible for, among other things:

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

Corporate governance and nominating committee

Our corporate governance and nominating committee consists of Xiaofeng Peng, Zhibin Liu, Maurice Ngai, Bing Xiang and Dr. Junwu Liang. Mr. Ngai, Mr. Xiang and Dr. Liang satisfy the “independence” requirements of the NYSE Listing Rules and the SEC regulations. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

We had an aggregate of 22,400, 24,449 and 8,979 full-time employees as of December 31, 2010, 2011 and 2012, respectively. Most of these employees were located at our manufacturing plants in Xinyu City, Jiangxi Province, China.

A breakdown of our employees by areas of operations and as a percentage of our workforce as of December 31, 2012 is set forth below:

	Number of Employees	Percentage of Total
Manufacturing	5,575	62.1%
Quality control	1,030	11.5
Research, development and engineering	275	3.1
Administration	1,443	16.1
Production planning	436	4.8
Finance	149	1.6
Procurement	71	0.8

Total	8,979	100.0%

From time to time, we also employ part-time or contract employees, as required, to meet any increased demand for our products. We plan to hire additional employees as needed.

As required by Chinese regulations, we participate in statutory retirement plans organized by the respective Chinese local governments. We currently contribute approximately 29% of the staff’s basic salaries to such funds. Our contributions to the statutory retirement plans are charged to the consolidated profit and loss account as and when incurred. We also provide our employees with medical insurance and unemployment insurance as required by the Chinese laws and regulations. For the years ended December 31, 2010, 2011 and 2012, our total expense under the statutory employee benefit plans was approximately $6,540,815, $13,379,155 and $10,765,886 respectively.

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

Maximum number of shares

The maximum number of ordinary shares in respect of which options may be granted (including ordinary shares in respect of which options, whether exercised or still outstanding, have already been granted) under our 2006 stock incentive plan may not in the aggregate exceed 10% of the total number of ordinary shares in issue from time to time, including ordinary shares issuable upon conversion of any of our preferred shares or upon the exercise of any options, each in issue from time to time. As of the date of this annual report, the maximum number of ordinary shares in respect of which we may grant options (including ordinary shares in respect of which options have already been granted but still outstanding) under our 2006 stock incentive plan is 16,948,085 ordinary shares.

Price of shares

Our board of directors may, in its discretion, determine the subscription price of an ordinary share in respect of any particular option granted under our 2006 stock incentive plan, provided that the subscription price is not lower than $4.43 per share as provided in such plan. The determination by our board of directors of the subscription price will generally be by reference to the fair market value of the ordinary shares. If there exists a public market for our ordinary shares, including our ADSs, the fair market value of our ordinary shares will be the closing price for the last market trading day prior to the time of the determination on the stock exchange determined by our board of directors to be the primary market for our ordinary shares or ADSs. If there is no established market for our ordinary shares, our board of directors will determine the fair market value of our ordinary shares in good faith by reference to the placing price of the latest private placement of our ordinary shares and the development of our business operations since such latest private placement.

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

Name	Ordinary Shares Underlying Outstanding Options		Exercise Price ($/Share)	Date of Grant	Date of Expiration
Xiaofeng Peng	650,000	(2)	$6.77	April 7, 2010	April 6, 2020
	15,000	(2)	5.97	February 7, 2012	February 6, 2022
Xingxue Tong	*	(2)	6.77	April 7, 2010	April 6, 2020
	*	(2)	5.97	February 7, 2012	February 6, 2022
Jack Lai	*	(2)	6.77	April 7, 2010	April 6, 2020
	*	(2)	5.97	February 7, 2012	February 6, 2022
Yuepeng Wan	*	(2)	5.97	February 7, 2012	February 6, 2022
Qiqiang Yao	*	(2)	6.77	April 7, 2010	April 6, 2020
	*	(2)	5.97	February 7, 2012	February 6, 2022
Maurice Ngai	*	(2)	5.97	February 7, 2012	February 6, 2022
Bing Xiang	*	(2)	5.97	February 7, 2012	February 6, 2022
Junwu Liang	*	(2)	5.97	February 7, 2012	February 6, 2022
Other employees as a group (1)(2)	104,700		13.12	November 13, 2008	November 12, 2018
Other employees as a group (1)	100,000		13.06	January 15, 2009	January 14, 2014
Other employees as a group (1)(2)	42,000		13.06	January 15, 2009	January 14, 2019
Other employees as a group (1)	20,000		8.46	April 16, 2009	April 15, 2014
Other employees as a group (1)(2)	4,880		8.46	April 16, 2009	April 15, 2019
Other employees as a group (1)(2)	2,133,655		6.77	April 7, 2010	April 6, 2020
Other employees as a group (1)(2)	355,760		7.35	August 9, 2010	August 8, 2020
Other employees as a group (1)(2)	85,200		12.33	November 4, 2010	November 3, 2020
Other employees as a group (1)(2)	13,700		10.43	January 10, 2011	January 9, 2021
Other employees as a group (1)(2)	95,700		12.03	April 7, 2011	April 6, 2021
Other employees as a group (1)(2)	628,880		5.03	February 2, 2012	February 1, 2022
Other employees as a group (1)(2)	843,566		5.97	February 7, 2012	February 6, 2022

Total	8,019,708

*	These directors and executive officers as a group, each beneficially owning less than 1% of our outstanding shares, together hold stock options exercisable for 2,926,667 shares.
(1)	Each employee holds less than 1% of our total outstanding voting securities.
(2)	Subject to a five-year vesting period.

Other than options granted to Xiaofeng Peng, Maurice Ngai, Bing Xiang, and Junwu Liang, the numbers of shares underlying options granted, as described in the above table, are subject to reduction by our board of directors on the basis of performance of each relevant optionee.

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

The following table sets forth information with respect to the direct and indirect beneficial ownership of our shares by each of our directors and executive officers as of the date of this annual report:

Shares Beneficially Owned
	Number	Percent (1)
Directors and Executive Officers
Xiaofeng Peng (2)	59,779,591	35.0%
Xingxue Tong (3)	*	*
Maurice Ngai	*	*
Bing Xiang	*	*
Junwu Liang	*	*
Jack Lai	*	*
Yuepeng Wan	*	*
Qiqiang Yao	*	*
Total	61,244,924	35.8%

*	Less than 1% of our outstanding shares.
(1)	The percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by an aggregate of 169,480,847 shares issued and outstanding, including shares not yet issued and outstanding but beneficially owned by our directors and executive officers as determined in accordance with the SEC rules and regulations, as of the date of this annual report.
(2)	Mr. Peng holds his shares through his wholly owned British Virgin Islands company, LDK New Energy.
(3)	Mr. Tong holds his shares through his wholly owned British Virgin Islands company, Superb Bright Limited.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information regarding the direct and indirect beneficial ownership of our shares as of the date of this annual report by each person known to us to own 5.0% or more of our shares.

	Shares Beneficially Owned
Name	Number	Percent
LDK New Energy Holding Limited	59,386,591	35.0%
Heng Rui Xin Energy (HK) Co., Limited	25,307,497	14.9
Fulai Investments Limited	17,000,000	10.0%

In April 2013, we entered into an agreement with Fulai Investments to issue and sell 25,000,000 of our ordinary shares to Fulai Investments, pending the approval of our shareholders.

Mr. Peng is our founder, chairman, and ultimate controlling shareholder. Mr. Peng holds his shares in our company through LDK New Energy, his wholly owned British Virgin Islands company. Mr. Peng, in his personal capacity, and his family members are engaged in certain alternative energy projects, including a company that is developing a project involving thin-film solar technology. LDK New Energy is also the beneficial owner of all of the equity interest of this thin-film solar company. LDK New Energy has entered into loan facilities with financial and banking institutions to finance the thin-film solar project. As of the date of this annual report, LDK New Energy has pledged up to approximately 54.3 million of our ordinary shares (including ordinary shares represented by ADSs) to secure such financings. We understand that such financing arrangements have been structured in such a way that Mr. Peng would be required to pledge additional shares or other collateral if the market value of the pledged shares does not meet specified levels. Mr. Peng and his family members may from time to time obtain additional borrowings to fund investments in such alternative energy projects from financial institutions, which may be secured by additional pledges of a portion of LDK New Energy’s shares in our company. Mr. Peng and his family members may also finance such alternative energy projects in part by proceeds from LDK New Energy’s sales of a portion of its equity interest in our company.

Failure or delay by Mr. Peng to promptly meet these margin calls or other default under these financing arrangements could result in the sale or other disposition of some or all of the pledged shares in our company. In addition, in the event of a default under the loan agreements for which Mr. Peng has provided a personal guarantee, Mr. Peng’s personal property, including his shares in us, may be seized and sold by the relevant lenders. Any of these events may potentially result in a change in control of our company. You may find additional information under “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company and Our Industry — Our controlling shareholder, Mr. Peng, has directly or indirectly pledged a significant portion of his equity interests in our company to secure certain loan facilities. A default under these loan facilities could potentially result in a change of control of our company” in this annual report.

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

For the years indicated, in addition to the guarantees and security provided by related parties for our bank borrowings, our principal related party transactions and amounts outstanding with our related parties are summarized as follows:

	Year Ended December 31,
	2010	2011	2012
	(In thousands)
Purchases of modules production equipment from the Best Solar(1)	21,248	—	—
Purchases of inventories from Best Solar(1)	80,869	—	1,434
Purchases of buildings, plants and land use rights from Best Solar(1)	—	61,574	—
Sales of modules and cells to Best Solar(1)	4,587	—	—
Sales of PV projects to Best Solar(1)	—	723	2,281
Purchases of low value consumables from a related party(2)	1,993	573	652
Purchases of auxiliary from a related party(3)	7,821	11,142	3,056
Purchases of crucibles from an associate(4)	14,252	18,116	6,220
Transfer of equity interest of a subsidiary to an associate(4)	—	—	25,455
Sales of modules and other PV products to Geermu Hydropower(5)	—	36,526	951

(1)	During the year ended December 31, 2010, we purchased from Best Solar (i) crystalline module production equipment at a consideration of $21,248,000, (ii) crystalline modules of $29,426,000, (iii) raw materials and supplies relating to crystalline modules production of $51,443,000, with prepayments of $15,573,000; and we sold to Best Solar crystalline modules and cells of $4,587,000. The outstanding amount due from Best Solar as of December 31, 2010 was $44,839,000.

During the year ended December 31, 2011, we purchased from Best Solar buildings, plants and land use rights of $61,574,000 for module production, and sold to Best Solar a solar farm project of $723,000. The outstanding amount due from Best Solar as of December 31, 2011 was $1,665,000.

During the year ended December 31, 2012, we purchased from Best Solar crystalline modules of $1,434,000, and sold to Best Solar solar farm projects of $2,281,000. The outstanding amount due from Best Solar as of December 31, 2012 was $19,320,000.

(2)	We purchased low value consumables from Jiangxi Liouxin Industry Co., Ltd., or Jiangxi Liouxin, a company controlled by Mr. Peng, of $1,993,000, $573,000 and $652,000 during the years ended December 31, 2010, 2011 and 2012, respectively. The outstanding amount due to Jiangxi Liouxin was $949,000, $1,519,000 and $952,000 as of December 31, 2010, 2011 and 2012, respectively.
(3)	We purchased auxiliary materials of $7,821,000, $11,142,000 and $3,056,000 from Saiwen Industry (Suzhou) Co., Ltd., or Saiwen Industry, a company controlled by Mr. Peng, during the year ended December 31, 2010, 2011 and 2012, respectively.
(4)	Jiangxi LDK Solar purchased crucibles from Jiangxi Sinoma, which is an associate of Jiangxi LDK Solar, of $14,252,000, $18,116,000 and $6,220,000 during the years ended December 31, 2010, 2011 and 2012, respectively. The outstanding amount due to Jiangxi Sinoma was $11,874,000, $9,460,000 and nil as of December 31, 2010, 2011 and 2012, respectively.

We transferred 100% equity interest of GE ER MU LDK Solar Power Co., Ltd., or LDK GRM, to Jiangxi Sinoma with a consideration of $25,455,000. We and Jiangxi Sinoma agreed to settle the consideration through off-setting our payable balance due to Jiangxi Sinoma of $14,110,000 and the remaining amount of $11,345,000 would be treated as advance payments for future purchase of crucibles. The outstanding amount due from Jiangxi Sinoma was nil, nil and $11,345,000 as of December 31, 2010, 2011 and 2012, respectively.

(5)	We sold module and other PV products of $36,526,000 and $951,000 to Geermu Hydropower, an associate of LDK Solar Power Technology (Xinyu) Engineering Co., Ltd., during the year ended December 31, 2011 and 2012, respectively. The outstanding amount due from Geermu Hydropower was $38,805,000 and $3,892,000 as of December 31, 2011 and 2012, respectively.
(6)	We paid $3,774,000 for the PV project construction on behalf of Century Solar Jewel Investments S.A., or Century, which is an equity method investee of LDK Europe during the year ended December 31, 2012. The outstanding amount due from Century was nil and $3,774,000 as of December 31, 2011 and 2012, respectively.
(7)	HRX paid $18,164,000 for the miscellaneous expense on behalf of JXLDK during the year ended December 31, 2012. The outstanding amount due to HRX was nil and $18,164,000 as of December 31, 2011 and 2012, respectively.

Guarantees

Our ultimate controlling shareholder, Mr. Peng, and his wife, Ms. Shan Zhou, as well as companies controlled by Mr. Peng have provided guarantees or collateral to financial institutions in China to secure bank loans borrowed by Jiangxi LDK Solar and our other Chinese subsidiaries. See note 11 to our consolidated financial statements beginning on page F-1 for more details on these borrowings. As of December 31, 2012, an aggregate of $455.4 million of our borrowings from commercial banks in China were secured by guarantees from Mr. Peng and his wife and/or companies controlled by Mr. Peng.

Stock Option Grants

See “Item 6. Directors, Senior Management and Employees — E. Share Ownership — 2006 Stock Incentive Plan” in this annual report.

Individual Income Tax Withholding Obligation

Certain of our current and former executives and employees exercised share options that vested in 2007, 2008 and 2009. Pursuant to the Chinese tax regulations, the income derived from the exercise of the share options is subject to individual income tax, which should be withheld by us from these current and former executives and employees for payment to the Chinese tax authorities. For the years ended December 31, 2010, 2011 and 2012, we recorded a withholding tax liability of approximately $46.3 million, $47.7 million and $47.8 million, respectively, and the related gross receivable of $46.3 million, $47.7 million and $47.8 million, respectively, from our current and former executives and officers arising out of their exercise of stock. You may refer to “Item 10. Additional Information — E. Taxation — People’s Republic of China Taxation — Individual income tax withholding obligation” in this annual report.

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

Dividend Distribution Policy

We have never declared or paid any dividends, nor do we anticipate paying any cash dividends on our shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings for use in the operation and expansion of our business. We are a holding company and our cash flow depends on dividends from our principal operating subsidiaries, Jiangxi LDK Solar, Jiangxi LDK Silicon, Jiangxi LDK Polysilicon and other Chinese operating subsidiaries, in China. The ability of our subsidiaries in China to pay dividends to us is subject to various restrictions, including legal restrictions in China that permit payment of dividends only out of retained earnings determined in accordance with the Chinese accounting standards and regulations. Under Chinese laws, Jiangxi LDK Solar, as a wholly foreign-owned enterprise in China, must allocate at least 10% of its after-tax profit to its statutory general reserve until the balance of the reserve reaches 50% of its registered capital. It must also allocate a certain percentage of its after-tax profit each year as its employee welfare and bonus fund, and its board of directors has the discretion to determine the percentage of the after-tax profits for such employee welfare and bonus fund. Statutory general reserve and employee welfare and bonus fund are not distributable as cash dividends except in the event of a liquidation. A sino-foreign joint venture enterprise, such as Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, is required to set aside a certain percentage of its after-tax profit calculated in accordance with the Chinese accounting standards and regulations each year for its statutory general reserves, employee welfare and bonus fund and enterprise development fund in accordance with the requirement of relevant Chinese laws and its articles of associations. The board of directors of a sino-foreign joint venture enterprise has the discretion to determine the respective percentages of its after-tax profits for its statutory general reserves, employee welfare and bonus fund and enterprise development fund, which are not distributable to its equity owners except in the event of a liquidation.

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

We listed our ADSs on the NYSE in June 2007. For the year ended December 31, 2012, the closing price of our ADSs on the NYSE ranged from $0.71 to $6.70 per ADS.

Set forth below, for the applicable periods indicated, are the high and low closing prices per ADS as reported by the NYSE.

	High	Low
Annual Highs and Lows
2008	$51.26	9.95
2009	16.01	4.04
2010	13.90	5.00
2011	14.49	2.70
2012	6.70	0.71
Quarterly Highs and Lows
Second Quarter 2011	12.03	6.18
Third Quarter 2011	7.36	3.12
Fourth Quarter 2011	5.24	2.70
First Quarter 2012	6.70	4.00
Second Quarter 2012	3.85	1.65
Third Quarter 2012	2.04	1.09
Fourth Quarter 2012	1.44	0.71
First Quarter 2013	2.21	1.10
Monthly Highs and Lows
November 2012	1.18	0.87
December 2012	1.44	0.90
January 2013	2.21	1.54
February 2013	1.96	1.56
March 2013	1.65	1.10
April 2013	1.35	1.01

On May 10, 2013, the last reported closing sale price of our ADSs on the NYSE was $1.29 per ADS.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Our shareholders adopted our fourth amended and restated memorandum and articles of association, which took effect upon completion of our IPO in June 2007. On June 17, 2008, our shareholders at their annual general meeting adopted a special resolution to amend our memorandum and articles of association to clarify the power of our company to redeem or repurchase its shares.

As of the date of this annual report, our authorized share capital consists of 499,580,000 ordinary shares, par value of $0.10 each, and 420,000 shares of such class or designation as our board of directors may determine in accordance with our articles of association, par value of $0.10 each. As of the date of this annual report, an aggregate of 176,167,942 ordinary shares have been issued and an aggregate of 169,480,847 ordinary shares are outstanding.

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

Directors

A director who to his knowledge is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with the company must declare the nature of his interest at a meeting of our board of directors at which the question of entering into the contract or arrangement is considered. Following such declaration, and subject to any separate requirement for audit committee approval under applicable law or stock exchange rules, and unless disqualified by the chairman of the relevant board meeting, a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such meeting. Directors’ compensation is approved by the board of directors, based on the recommendation of the compensation committee.

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

Share repurchase

We are empowered by the Cayman Islands companies law and our articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Cayman Islands companies law, our memorandum and articles of association and to any applicable requirements imposed from time to time by the NYSE, the SEC or by any other recognized stock exchange on which our securities may be listed.

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

Protection of minority shareholders

The Grand Court of the Cayman Islands, or the Cayman Court, may, on the application of shareholders holding not less than one fifth of our shares in issue, appoint one or more inspectors to examine our affairs and to report thereon in a manner as the Grand Court shall direct.

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

In the case of a company (not being a bank) having a share capital divided into shares, the Cayman Court may, on the application of members holding not less than one fifth of the shares of the company in issue, appoint an inspector to examine into the affairs of the company and to report thereon in such manner as the Cayman Court shall direct.

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

Upon the appointment of a liquidator, the responsibility for the company’s affairs rests entirely in his hands and no future executive action may be carried out without his approval. A liquidator’s duties are to collect the assets of the company (including the amount (if any) due from the contributories), settle the list of creditors and, subject to the rights of preferred and secured creditors and to any subordination agreements or rights of set-off or netting of claims, discharge the company’s liability to them ( pari passu if insufficient assets exist to discharge the liabilities in full) and to settle the list of contributories (shareholders) and divide the surplus assets (if any) amongst them in accordance with the rights attaching to the shares.

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

As we have disclosed in “Item 3. Key Information — D. Risk Factors — Risks Relating to Business Operations in China — Changes in foreign exchange and foreign investment regulations in China may affect our ability to invest in China and the ability of our Chinese subsidiaries to pay dividends and service debts in foreign currencies” in this annual report, Renminbi is not a freely convertible currency at present. Under the current Chinese regulations, conversion of Renminbi is permitted in China for routine current-account foreign exchange transactions, including trade and service related foreign exchange transactions, and payment of dividends. Conversion of Renminbi for most capital-account items, such as direct investments, investments in Chinese securities markets and repatriation of investments, however, is still subject to the approval of SAFE.

Pursuant to the above-mentioned administrative rules, foreign-invested enterprises, such as our Chinese subsidiaries, may buy, sell and/or remit foreign currencies for current-account transactions at banks in China with authority to conduct foreign exchange business by complying with certain procedural requirements, such as presentment of valid commercial documents. As previously disclosed in this annual report, for capital-account transactions involving foreign direct investment, foreign debts and outbound investment in securities and derivatives, approval from SAFE is a pre-condition. Capital investments by foreign-invested enterprises outside

China are subject to limitations and requirements in China, such as prior approvals from the Chinese Ministry of Commerce, SAFE and NDRC.

E.	TAXATION

The following summary of material Cayman Islands, Chinese and United States federal tax consequences of an investment in our ordinary shares or ADSs is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ordinary shares or ADSs, such as the tax consequences under state, local and other tax laws.

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

People’s Republic of China Taxation

Corporate Income Tax

Under the former Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, any dividends payable by foreign-invested enterprises to non-Chinese investors, such as dividends from our Chinese subsidiaries to our Cayman Islands holding company, were exempt from any Chinese withholding tax. In addition, any dividends payable, or distributions made, by us to holders or beneficial owners of our ADSs or ordinary shares would not have been subject to any Chinese tax, provided that such holders or beneficial owners, including individuals and enterprises, were not deemed to be Chinese residents under the Chinese tax law and had not become subject to Chinese tax.

On January 1, 2008, the EIT Law took effect. Under the EIT Law, enterprises established under the laws of non-Chinese jurisdictions but whose “de facto management body” is located in China are considered “resident enterprises” for Chinese tax purposes. Under the implementation regulations issued by the State Council relating to the effectively connected with such establishment or place of business in China, or be subject to 20% income tax for investors who are non-resident individuals.

Moreover, the EIT Law provides that a withholding tax of 10% is normally applicable to dividends payable to non-Chinese investors who are “non-resident enterprises,” to the extent such dividends are derived from sources within China. We are a Cayman Islands holding company and substantially all of our income is derived from dividends we receive from our operating subsidiaries located in China. Thus dividends paid to us by our subsidiaries in China may be subject to the 10% withholding tax if we are considered as a “non-resident enterprise” under the EIT Law.

We believe that under the existing implementation regulations of the EIT Law, dividends paid by us to holders of our ordinary shares or ADSs should not be deemed to be derived from sources within China under the EIT Law and therefore should not be subject to the 10% withholding tax. However, what will constitute income derived from sources within China is currently unclear. We intend to take the position that it is not a Chinese resident enterprise for tax purpose, but cannot assure you that the tax authorities will agree with this position. If we are considered a Chinese enterprise the capital gains on the disposition of shares or ADSs may be subject to Chinese withholding tax. However, these conclusions are not entirely free from doubt. In addition, it is possible that these rules may change in the future, possible with retroactive effect.

Individual Income Tax Withholding Obligation

Under the Chinese law, employees who exercise stock options are generally required to pay, on the date of exercise, individual income tax on the difference between the exercise price and the market price of the shares on such date, and the employer has the obligation to withhold the relevant individual income tax. In August 2007 and in August 2008, eight then employees exercised their stock options, but did not pay individual income tax on the date of exercise, nor did we withhold such individual income tax on the date of exercise. The Xinyu tax authorities in Jiangxi Province issued deferral decisions in February 2008 and September 2008. The deferral decisions waived the obligations of these eight current and former employees to declare and pay the individual income tax, as well as our withholding obligation on the date of exercise. Such payment and withholding obligations were deferred until the shares are sold. As of the date of this annual report, these current and former employees are paying the individual income tax they owe on a stage by stage basis according to the Chinese laws and the deferral decisions issued by the Xinyu tax authorities in Jiangxi Province. As of December 31, 2012, for accounting purposes, we had an outstanding gross receivable of $47.8 million from these current and former employees and payable to the Chinese tax authorities in relation to the individual income tax liabilities arising from the exercise of stock options by these current and former employees. Our Chinese counsel, Grandall Law Firm (Shanghai), is of the opinion that (i) the Xinyu tax authorities have the proper authority to issue the deferral decisions described above and such deferral decisions were validly issued; and (ii) such optionees or the payor on their behalf as accepted by the Xinyu tax authorities are obligated to pay the Chinese individual income tax, and we will not be liable for such Chinese individual income tax, other than to withhold taxes for payment to the relevant Chinese tax authorities. In addition, at all times from the date when any of the stock options was first exercised through the date of this annual report, there has been no outstanding loan or advance by us or any of our subsidiaries to any of these optionees in respect of the Chinese individual income tax liabilities resulting from the exercise of their stock options.

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

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be performed in accordance with the terms. If you hold ADSs, you generally will be treated as the owner of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax. The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary (“pre-release”), or certain intermediaries in the chain of ownership, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary receipts. These actions would also be inconsistent with claiming the reduced rate for “qualified dividend income” described below. Accordingly, the creditability of any Chinese taxes, and the availability of the reduced tax rate for qualified dividend income, could be affected by actions taken by such parties or intermediaries.

Taxation of dividends and other distributions on the ordinary shares or ADSs

Subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any distribution (including the amount of any Chinese taxes withheld, if any) to you with respect to the ordinary shares or ADSs, other than certain pro rata distributions of our ordinary shares or ADSs, will be includible in your gross income as ordinary dividend income when you, in the case of ordinary shares, or the depositary, in the case of ADSs, receive the distribution, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). The dividends will not be eligible for the dividends-received deduction allowed to corporations. To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under United States federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares or ADSs, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that any distributions will generally be reported to U.S. Holders as dividends.

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may constitute “qualified dividend income” and be taxed at the lower applicable capital gains rate provided that (1) the ADS or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. Under Internal Revenue Service authority, ADSs are considered for purposes of clause (1) above to be readily tradable on an established securities market in the United States because they are listed on the NYSE. Moreover, as explained in further detail below, we do not expect to be a PFIC for our current taxable year or the foreseeable future. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

Dividends will constitute foreign source income for U.S. foreign tax credit limitation purposes. The rules governing foreign tax credits are complex. Investors are urged to consult with their own tax advisors regarding the availability of foreign tax credits under their particular circumstances.

In the event that we are required to withhold Chinese income tax on dividends paid to you with respect to our ordinary shares or ADSs under the Chinese enterprise income tax law, subject to applicable limitations you will generally be able to claim a foreign tax credit in respect of the withheld tax. Subject to generally applicable limitations, you may be able to claim a deduction instead of the foreign tax credit. You are urged to consult your tax advisors regarding the availability of the foreign tax credit or deduction under your particular circumstances.

Taxation of disposition of ordinary shares or ADSs

Subject to the PFIC rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of an ADS or ordinary share equal to the difference between the amount realized for the ADS or ordinary share and your tax basis in the ADS or ordinary share. The gain or loss generally will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ADS or ordinary share for more than one year, you will be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes. However, the Chinese enterprise income tax law may apply to gains on the sale and disposition of our ordinary shares or ADSs. If we are deemed to be a resident of China under the U.S.-Chinese Avoidance of Double Taxation Treaty, such gain may be treated as arising from sources within China. You are urged to consult your tax advisors regarding the tax consequences if Chinese withholding tax is imposed on the disposition of ADSs or ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

Passive foreign investment company rules

We do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year, and provided that our passive income does not exceed our gross loss (if any) from operations we do not expect to become a PFIC in the foreseeable future. Our actual PFIC status for our current taxable year ending December 31, 2013 will not be determinable until after the close of our current taxable year ending December 31, 2013 and accordingly, there is no guarantee that we will not be a PFIC for 2013 or any future taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

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

Alternatively, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock of a PFIC to elect out of the tax treatment discussed in the two preceding paragraphs. If you make a mark-to-market election for the ADSs, you will include in income each year an amount equal to the excess, if any, of the fair market value of the ADSs as of the close of your taxable year over your adjusted basis in such ADSs. You are allowed a deduction for the excess, if any, of the adjusted basis of the ADSs over their fair market value as of the close of the taxable year. However, deductions are allowable only to the extent of any net mark-to-market gains on the ADSs included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ADSs in a taxable year when we are a PFIC, are treated as ordinary income. Ordinary loss treatment also applies to the deductible portion of any mark-to-market loss on the ADSs as well as to any loss realized on the actual sale or disposition of the ADSs in a taxable year when we are a PFIC, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ADSs. Your basis in the ADSs will be adjusted to reflect any such income or loss amounts. The tax rules that apply to distributions by corporations that are not PFICs that are described above in “—Taxation of dividends and other distributions on the ordinary shares or ADSs” would, except as described below with respect to qualified dividend income, apply to distributions by us in years subsequent to the year in which you made the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange, including the NYSE, or other market, as defined in applicable U.S. Treasury regulations. The ADSs are listed on the NYSE, and we expect, although no assurance can be given, that they will be regularly traded on the NYSE. It is unclear whether the ordinary shares will be treated as “marketable stock” for purpose of the mark-to-market rules. You are urged to consult your own tax advisors regarding the U.S. federal income tax consequences that would arise if we are treated as a PFIC while you hold ordinary shares or ADSs.

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

Information Reporting and Backup Withholding

In general, information reporting for United States federal income tax purposes will apply to distributions made on the ordinary shares or ADSs paid within the United States to a non-corporate U.S. Holder and on sales or other dispositions of the ordinary shares or ADSs to or through a United States office of a broker by a non-

corporate U.S. Holder. Payments made outside the United States will be subject to information reporting in certain circumstances.

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

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 3.3% in 2010, 5.4% in 2011 and 2.6% in 2012. We have not in the past been materially affected by any such inflation, however, we cannot assure you that we will not be affected in the future.

Foreign Currency Risk

Our financial statements are expressed in U.S. dollars but the functional currency of our principal operating subsidiaries, Jiangxi LDK Solar, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, is Renminbi. To the extent our principal Chinese operating subsidiaries hold assets or liabilities denominated in foreign currencies, any appreciation of Renminbi against such foreign currency denominated assets or depreciation of Renminbi against foreign currency denominated liabilities could result in a charge to our statement of operations. For more information on foreign currency translations for our financial reporting purposes, see note (2)(c) to our audited consolidated financial statements beginning on page F-1 in this annual report.

Generally, appreciation of Renminbi against U.S. dollars and euros will result in foreign exchange losses for monetary assets denominated in U.S. dollars and euros and result in foreign exchange gains for monetary liabilities denominated in U.S. dollars and euros. Conversely, depreciation of Renminbi against U.S. dollars and euros will generally result in foreign exchange gains for monetary assets denominated in U.S. dollars and euros and result in foreign exchange losses for monetary liabilities denominated in U.S. dollars and euros. Fluctuations in currency exchange rates could have a significant effect on our financial stability due to a mismatch among various foreign currency denominated assets and liabilities. Fluctuations in exchange rates, particularly among the U.S. dollar, euro and Renminbi, affect our operating and net profit margins and would result in foreign currency exchange gains and losses on our foreign currency denominated assets and liabilities. As of December 31, 2010, 2011 and 2012, our monetary assets denominated in U.S. dollars and euros were primarily related to cash and cash equivalents, pledged bank deposits, trade accounts receivable and prepayments to suppliers, and our monetary liabilities denominated in U.S. dollars and euros were primarily related to short-term bank borrowings, long-term bank borrowings, advance payments from customers, trade accounts payable and other payables. Our exposure to foreign exchange risk primarily relates to foreign currency exchange gains or losses resulting from timing differences between the signing of the contracts and the settlement of the contracts. As of December 31, 2010, 2011 and 2012, our principal operating subsidiaries held the following amounts of monetary assets and liabilities denominated in U.S. dollars and euros:

	As of December 31, 2010			As of December 31, 2011			As of December 31, 2012
	(€)	($)	(HK$)	(€)	($)	(HK$)	(€)	($)	HK$
Assets	14,685,946	371,571,276	—	45,258,445	722,335,964	—	13,298,916	530,278,001	—
Liabilities	(34,359,994)	(599,553,338)	—	(44,578,538)	(653,459,365)	—	(13,971,991)	(366,724,333)	—

Net exposure	(19,674,048)	(227,982,062)	—	679,907	68,876,599	—	(673,075)	163,553,668	—

We recorded a net foreign currency exchange gain of approximately $8.3 million for the year ended December 31, 2010. We recorded a net foreign exchange loss of $2.0 million for the year ended December 31, 2011. We recorded a net foreign currency exchange loss of approximately $6.4 million for the year ended December 31, 2012. Since 2007, we have entered into certain foreign exchange forward contracts to reduce the effect of our foreign exchange risk exposure. However, we cannot assure you that we would be able to effectively manage our foreign exchange risk exposure.

Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% appreciation of Renminbi against U.S. dollars based on the foreign exchange rate on December 31, 2012 would result in a net loss of $16.4 million (2011: net loss of $6.9 million) for our assets and liabilities denominated in U.S. dollars as of December 31, 2012. Conversely, we estimate that a 10% depreciation of Renminbi against U.S. dollars would result in a net gain of $16.4 million (2011: net gain of $6.9 million) for our assets and liabilities denominated in U.S. dollars as of December 31, 2012.

Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% appreciation of Renminbi against euro based on the foreign exchange rate on December 31, 2012 would result in a net gain of $0.1 million (2011: net loss of $0.1 million) for our assets and liabilities denominated in euro as of December 31, 2012. Conversely, we estimate that a 10% depreciation of Renminbi against euros would result in a net loss of $0.1 million (2011: net gain of $0.1 million) for our assets and liabilities denominated in euros as of December 31, 2012.

We cannot predict the effect of future exchange rate fluctuations on our results of operations and may incur net foreign currency exchange losses in the future.

Interest Rate Risk

Our exposure to the risk of changes in market interest rates primarily relates to our interest-bearing borrowings. Our future interest expenses on our borrowings may increase due to changes in market interest rates.

With an aim to reduce our interest rate exposure, we, from time to time, enter into interest rate swap contracts with financial institutions in China. We entered into some interest rate swap contracts in 2011. We may engage in more interest rate hedging activities in the future. As of December 31, 2012, our total outstanding bank borrowings amounted to $2,421.3 million and our short-term borrowings amounted to $2,391.3 million with a weighted average interest rate of 6.050% per annum and maturity terms ranging from one month to 12 months. The majority of our indebtedness accrues interest at fixed rates, including our 2014 senior notes.

Credit Risk

Substantially all of our cash and cash equivalents are held in major financial institutions located in China, which we believe are of high credit quality. We have policies that limit the amount of credit exposure to any financial institution. Because we are often required to prepay substantial amounts to our raw material and equipment suppliers to ensure availability and timely delivery, we are subject to the credit quality of such suppliers. Although we make every effort to screen our suppliers and ensure that we enter into transactions with creditworthy suppliers only, there can be no assurance that we will not suffer from default by any of these suppliers. As of December 31, 2010, 2011 and 2012, we made aggregate prepayments of approximately $271.1 million, $191.0 million and $185.7 million to our suppliers, respectively. As of December 31, 2010, 2011 and 2012, we recognized a provision for doubtful recoveries of $40.8 million, $107.0 million and $111.0 million, respectively, relating to our prepayments to suppliers.

Liquidity Risk

Our liquidity is primarily dependent on our ability to maintain adequate cash inflows from our operations to meet our debt obligations as they become due, and our ability to obtain external financing to meet our committed future capital expenditures and to refinance our short-term debts as they mature. Our cash outflow from investing activities was $57.6 million for the year ended December 31, 2012. With regard to our future capital commitments and other financing requirements, we have obtained approximately $1,167.5 million in aggregate principal amount of banking facilities mainly from various reputable commercial banks in China, as of December 31, 2012, of which $95.7 million was unutilized.

Due to a temporary cash-flow shortage, we were not able to make full payments to the holders of our 2013 convertible notes in an aggregate principal amount of $23,793,000, plus interest, otherwise due and payable on their maturity date of April 15, 2013. We privately and individually negotiated with two holders in the aggregate principal amount of $16,553,000, and reached settlement with them, shortly before the maturity date, through a partial payment in cash and effectively a loan facility to postpone the repayment of the remaining indebtedness. Subsequent to April 15, 2013, we have been negotiating with the remaining holders with a view to a complete settlement of the 2013 convertible notes. As of the date of this annual report, we have yet to locate, and settle with, the holders of our 2013 convertible notes with an aggregate principal amount of $2.2 million. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Other Recent Developments — Partial Default of 2013 Convertible Notes” in this annual report for additional information.

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

JPMorgan Chase Bank, N.A., as depositary, has issued the ADSs representing our ordinary shares. Each ADS represents the ownership interest in one ordinary share which we deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and each holder of American depositary receipts each evidencing one ADS, or ADR holder. Each ADS will also represent any securities, cash or other property deposited with the depositary that have not been distributed directly to the ADR holders. Unless specifically requested by you as an ADS owner, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you that reflect your ownership interest in such ADSs.

The depositary’s office is located at 1 Chase Manhattan Plaza, Floor 58, New York, New York 10005.

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

•   Cable, telex, facsimile transmission/delivery

•   Expenses of depositary in connection with conversion of foreign currency into U.S. dollars

•   Any other charge payable by depositary or its agents

Expenses payable at sole discretion of depositary by billing ADR holders or by deducting charges from cash dividends or other cash distributions

Fees and Charges Payable by Depositary

JPMorgan Chase Bank, N.A., the depositary, has agreed to reimburse us for expenses we incur in connection with the establishment and maintenance of our ADS program. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse us annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to us based on applicable performance indicators relating to the ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In the year ended December 31, 2012, we received from the depositary an aggregate of $720,842 for the reimbursement of the above-mentioned fees, costs and expenses.

In addition, as part of its services to us, the depositary has agreed to waive fees for the standard costs associated with the administration of our ADR program. The depositary waived such costs in an aggregate amount of $290,000 in the year ended December 31, 2012.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Due to a temporary cash-flow shortage, we were not able to make full payments to the holders of our 2013 convertible notes in an aggregate principal amount of $23,793,000, plus interest, otherwise due and payable on their maturity date of April 15, 2013. We privately and individually negotiated with two holders of 2013 convertible notes in the aggregate principal amount of $16,553,000, and reached settlement with them, shortly before the maturity date, through a partial payment in cash and effectively a loan facility to postpone the repayment of the remaining indebtedness. Subsequent to the partial default, we have further settled with holders of an additional aggregate principal amount of $3.7 million through private and individual negotiations. As of the date of this annual report, we have yet to locate, and settle with, the holders of our 2013 convertible notes with an aggregate principal amount of $2.2 million.

ITEM 14.	MATERIAL MODIFICATIONS TO RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

On April 15, 2008, we completed an offering of $400 million of our 2013 convertible notes pursuant to Rule 144A under the Securities Act. On June 30, 2008, we filed a shelf registration statement on Form F-3 (File Number: 333-152009) for resale of the notes and our shares represented by the ADSs issuable upon conversion of the notes. On December 29, 2010, we completed our offer to exchange up to $300 million in aggregate principal amount of our then existing 2013 convertible notes for an equal aggregate principal amount of a newly issued class of 2013 convertible notes that did not contain an option for the holders to require us to repurchase such notes on April 15, 2011 prior to maturity. The exchange offer was subject to the terms and conditions set forth in a Schedule TO (File Number: 005-83756) filed by us with the SEC on November 24, 2010, as amended and supplemented. The total principal amount of such existing notes accepted for the exchange was approximately $31,918,000. In light of a temporary cash-flow shortage and a partial default in redeeming all our the 2013 convertible notes in April 2013, we negotiated and settled with the holders of 2013 convertible notes in the aggregate principal amount of $20.2 million as of the date of this annual report. As of the date of this annual report, we have yet to locate, and settle with, the holders of our 2013 convertible notes with an aggregate principal amount of $2.2 million.

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

On February 28, 2011, we completed an offering of Rmb 1.2 billion in aggregate principal amount of US$-settled 10% senior notes due 2014 pursuant to Regulation S under the Securities Act. On April 11, 2011, we further completed a private placement of an additional Rmb 500 million in aggregate principal amount of such 2014 senior notes of the same series pursuant to Regulation S under the Securities Act. On December 24, 2012, through the consent solicitation, we modified the terms of the indenture governing our 2014 senior notes to allow us greater flexibility in incurring indebtedness and implementing our liquidity and capital restructuring plan.

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

On September 19, 2011, we privately issued and sold 4,374,315 ordinary shares at a price of $5.8958 per share for an aggregate purchase price of $25,790,086 to LDK New Energy, our controlling shareholder.

On November 14, 2012, we privately issued and sold to HRX an aggregate of 25,307,497 ordinary shares at a price of $0.86 for an aggregate purchase price of $21,764,447.

On February 28 and March 2013, we privately issued and sold to Fulai Investments 5,000,000 ordinary shares at $1.83 per share and 12,000,000 ordinary shares at $1.28 per share, respectively, for an aggregate purchase price of $24,510,000.

On April 12, 2013, in connection with our privately negotiated settlement with CAI Global Master Fund, LP relating to its holdings in our 2013 convertible notes, we entered into a loan agreement with CAI Global Master Fund, LP, in which we also agreed to issue a warrant to the holder for an aggregate of 4,153,588 of our ordinary shares exercisable at $1.25 per share, the NYSE closing price on the trading day immediately prior to the entry of the loan agreement. The warrant is subject to the approval of the annual general meeting of our shareholders and has a three-year validity from the date of its issue.

A.	MATERIAL MODIFICATION TO INSTRUMENTS DEFINING RIGHTS OF SECURITY HOLDERS

None, other than our amendment to the terms of the indenture governing our 2014 senior notes on December 24, 2012 through the consent solicitation, as we have disclosed above in this Item 14.

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

Based upon that evaluation, our management has concluded that, as of December 31, 2012, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Securities Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.

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

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2012. In making this assessment, we used the criteria set forth in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our assessment using those criteria, our management (including our chief executive officer and chief financial officer) concluded that our internal control over financial reporting was effective as of December 31, 2012.

KPMG, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2012, as stated in their report below.

Attestation Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

LDK Solar Co., Ltd.:

We have audited LDK Solar Co., Ltd.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). LDK Solar Co., Ltd.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, LDK Solar Co., Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of LDK Solar Co., Ltd. and subsidiaries as of December 31, 2011 and 2012, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2012, and our report dated May 13, 2013 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Hong Kong, China

May 13, 2013

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	2011	2012
Audit fees (1)	$3,641,971	$3,477,417
Audit-related fees (2)	4,993,927	1,406,887
Tax fees (3)	$194,949	$164,865

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent auditor for the annual audit of our consolidated financial statements.
(2)	“Audit-related fees” means the aggregate fees billed for assurance and related services by our independent auditor that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.” Services comprising the fees disclosed under the category of “Audit-related fees” involve principally the issue of comfort letter and reading of offering documents in connection with our follow-on equity offering, issuance of the 2014 senior notes and audit of financial statement for a proposed IPO in Hong Kong.
(3)	“Tax fees” include fees billed for tax compliance services.

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

During the year ended December 31, 2012, none of us or any of our “affiliated purchasers,” as defined in Rule 10b-18(a)(3) under the Securities Exchange Act, purchased any shares, ADSs or other units of any class of our equity securities that is registered by us pursuant to Section 12 of the Securities Exchange Act.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

We are incorporated under the laws of Cayman Islands. Many of the corporate governance rules in the NYSE Listed Company Manual, or the NYSE Standards, do not apply to us as a “foreign private issuer” and we are permitted to follow the corporate governance practices in the Cayman Islands in lieu of most corporate governance standards contained in the NYSE Standards. Section 303A.11 of the NYSE Standards requires foreign private issuers listed on the NYSE to describe the significant differences between their corporate governance practices and the corporate governance standards applicable to U.S. domestic companies listed on the NYSE, or the U.S. domestic issuers. We set forth below a brief summary of such significant differences.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See pages beginning on page F-1 in this annual report.

ITEM 19.	EXHIBITS

The following documents are filed as part of this annual report:

Exhibit Number	Document

1.1	Fourth Amended and Restated Memorandum and Articles of Association of the registrant, dated as of June 17, 2008, incorporated by reference to Exhibit 1.1 to our annual report for the year 2008 on Form 20-F filed with the SEC (File Number: 001-33464) on May 22, 2009.

2.1	Form of Deposit Agreement, incorporated by reference to Registration Statement on Form F-6 filed with the SEC (Registration No. 333-142899).

2.2	Restricted Issuance Agreement, dated as of April 15, 2008, as supplement to the Deposit Agreement under Exhibit 2.1, incorporated by reference to Exhibit 4.4 to our Registration Statement on Form F-3 filed with the SEC (File Number: 333-152009).

Exhibit Number	Document

2.3	Indenture, dated April 15, 2008, between the registrant and The Bank of New York Mellon, as trustee and security agent, relating to 4.75% Convertible Senior Notes due 2013, incorporated by reference to Exhibit 4.5 to our Registration Statement on Form F-3 filed with the SEC (File Number: 333-152009).

2.4	Indenture, dated December 29, 2010, between the registrant and The Bank of New York Mellon, as trustee and security agent, relating to 4.75% Convertible Senior Notes due 2013, incorporated by reference to Exhibit (d)(3) to our Schedule TO filed by us with the SEC (File Number: 005-83756) on November 24, 2010.

2.5	Indenture, dated February 28, 2011, between the registrant and The Bank of New York Mellon, London Branch, as trustee and paying and transfer agent, among others, relating to US$-Settled 10% Senior Notes due 2014, incorporated by reference to Exhibit 2.5 to our annual report for the year 2010 on Form 20-F filed with the SEC (File Number: 001-33464) on May 2, 2011.

2.5.1	Second Supplemental Indenture, dated December 24, 2012, between the registrant and The Bank of New York Mellon, London Branch, as trustee and paying and transfer agent, among others, relating to US$-Settled 10% Senior Notes due 2014.

2.6	Share Purchase Agreement, dated as of October 19, 2012, between the registrant and Heng Rui Xin Energy Co., Ltd. relating to sale and purchase of 25,307,497 of ordinary shares.

2.7	Share Purchase Agreement, dated as of January 21, 2013, between the registrant and Fulai Investments Limited relating to sale and purchase of 17,000,000 of ordinary shares, as amended.

2.8	Share Purchase Agreement, dated as of April 25, 2013, between the registrant and Fulai Investments Limited relating to sale and purchase of 25,000,000 ordinary shares.

4.1	Form Employment Agreement between the registrant and each senior officer, incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).

4.2	Form Service Agreement between the registrant and each executive director, incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).

4.3	Form Service Agreement between the registrant and each independent director, incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).

4.4	Form Confidentiality and Non-compete Agreement between the registrant and each senior officer, engineer and technician, incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).

4.5	Supply Agreement, dated July 18, 2007, between GT Solar, as seller, and the registrant and Jiangxi LDK Solar, as buyers (certain information in the agreement has been omitted pursuant to a request for confidential treatment), incorporated by reference to Exhibit 4.36 to our annual report for the year 2007 on Form 20-F filed with the SEC (File Number: 001-33464) on April 7, 2008.

4.6	Summary translation of Loan Guarantee Agreement, dated February 5, 2007, between Mr. Xiaofeng Peng and Bank of China Xinyu Branch, incorporated by reference to Exhibit 4.37 to our annual report for the year 2007 on Form 20-F filed with the SEC (File Number: 001-33464) on April 7, 2008.

4.7	Summary translation of Cooperation Agreement, dated January 23, 2007, between Jiangxi LDK Solar and Nanchang University, incorporated by reference to Exhibit 4.40 to our annual report for the year 2007 on Form 20-F filed with the SEC (File Number: 001-33464) on April 7, 2008.

Exhibit Number	Document

4.8	Summary translation of Loan Guarantee Agreement, dated April 23, 2008, among Mr. Xiaofeng Peng, Ms. Shan Zhou and China Development Bank, incorporated by reference to Exhibit 4.8 to our annual report for the year 2008 on Form 20-F filed with the SEC (File Number: 001-33464) on May 22, 2009.

4.9	Summary translation of Loan Guarantee Agreement, dated February 23, 2009, between Mr. Xiaofeng Peng and Agricultural Bank of China Xinyu Branch, incorporated by reference to Exhibit 4.9 to our annual report for the year 2008 on Form 20-F filed with the SEC (File Number: 001-33464) on May 22, 2009.

4.10	Summary translation of Supply Agreement, dated July 22, 2008, between JYT Technology, as seller, and Jiangxi LDK Solar, as buyer, incorporated by reference to Exhibit 4.10 to our annual report for the year 2008 on Form 20-F filed with the SEC (File Number: 001-33464) on May 22, 2009.

4.11	Registration Rights Agreement, dated as of April 15, 2008, incorporated by reference to Exhibit 4.7 to our Registration Statement on Form F-3 filed with the SEC (File Number: 333-152009).

4.12	Amended and Restated Framework Agreement, dated as of December 1, 2009, by and between the registrant and Best Solar Co., Ltd., incorporated by reference to Exhibit 4.12 to our annual report for the year 2009 on Form 20-F filed with the SEC (File Number: 001-33464) on June 30, 2010.

4.13	Asset Purchase Agreement, dated as of January 29, 2010, between the registrant and Best Solar Co., Ltd., incorporated by reference to Exhibit 4.13 to our annual report for the year 2009 on Form 20-F filed with the SEC (File Number: 001-33464) on June 30, 2010.

4.14	Series A Preferred Shares Subscription Agreement, dated as of December 30, 2010, by and among the registrant, LDK Silicon & Chemical Technology Co., Ltd. and China Development Bank Capital Corporation Ltd., among others, relating to the sale and purchase of LDK Silicon preferred shares, incorporated by reference to Exhibit 4.14 to our annual report for the year 2010 on Form 20-F filed with the SEC (File Number: 001-33464) on May 2, 2011.

4.15	Shareholders Agreement, dated as of March 9, 2011, by and among the registrant, LDK Silicon & Chemical Technology Co., Ltd., China Development Bank Capital Corporation Ltd. and other holders of LDK Silicon preferred shares, among others, incorporated by reference to Exhibit 4.15 to our annual report for the year 2010 on Form 20-F filed with the SEC (File Number: 001-33464) on May 2, 2011.

4.16	Investment Agreement, dated as of December 31, 2011, by and among the registrant, LDK Solar Germany Holding GmbH and Sunways, among others, incorporated by reference to Exhibit 4.16 to our annual report for the year 2011 on Form 20-F filed with the SEC (File Number: 001-33464) on May 15, 2012.

8	List of subsidiaries.

11	Code of Ethics of the registrant, incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 filed with the filed with the SEC (File Number: 333-142881).

12.1	Certification of the principal executive officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002.

12.2	Certification of the principal financial officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002.

13.1	Certification of the principal executive officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

Exhibit Number	Document

13.2	Certification of the principal financial officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report of its behalf.

LDK Solar Co., Ltd.

By:	/s/ Xingxue Tong
	Name:	Xingxue Tong
	Title:	President & Chief Executive Officer

By:	/s/ Jack Lai
	Name:	Jack Lai
	Title:	Chief Financial Officer

Date: May 13, 2013

LDK SOLAR CO., LTD.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

LDK Solar Co., Ltd.:

We have audited the accompanying consolidated balance sheets of LDK Solar Co., Ltd. and subsidiaries (the “Group”) as of December 31, 2011 and 2012, and the related consolidated statements of operations, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LDK Solar Co., Ltd. and subsidiaries as of December 31, 2011 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As described more fully in Note 1 to the consolidated financial statements, the Group has a net working capital deficit and a deficit in total equity as of December 31, 2012, and is restricted from incurring additional indebtedness as it has not met a financial covenant ratio as defined in the indenture governing the RMB-denominated US$-settled senior notes. These conditions raise substantial doubt about the Group’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), LDK Solar Co., Ltd.’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 13, 2013 expressed an unqualified opinion on the effectiveness of the Group’s internal control over financial reporting.

/s/ KPMG

Hong Kong, China

May 13, 2013

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in US$ thousands, except share data)

	December 31, 2011	December 31, 2012
Assets
Current assets
Cash and cash equivalents	244,072	98,283
Pledged bank deposits	565,062	167,185
Trade accounts and bills receivable, net	491,407	162,210
Inventories	654,947	270,812
Prepayments to suppliers, net	28,178	18,402
Other current assets	295,005	166,530
Assets classified as held for sale	0	511,541
Due from related parties	41,320	39,094
Deferred income tax assets, net	30,931	8,667

Total current assets	2,350,922	1,442,724
Property, plant and equipment, net	3,872,361	3,087,293
Deposits for purchases of property, plant and equipment and land use right	151,701	159,277
Land use rights	293,559	243,084
Prepayments to suppliers expected to be utilized beyond one year	11,153	7,978
Pledged bank deposits – non-current	31,637	17,845
Investments in associates and a jointly-controlled entity	50,358	10,996
Other non-current assets	52,794	34,488
Deferred income tax assets, net	39,376	20,529

Total assets	6,853,861	5,024,214

Liabilities
Current liabilities
Short-term borrowings and current installments of long-term borrowings	2,032,023	2,391,327
Bills payable	625,774	397,502
Trade accounts payable	699,346	308,960
Advance payments from customers, current installments	210,412	131,847
Accrued expenses and other payables	749,388	726,877
Liabilities directly associated with assets classified as held for sale	0	521,748
Due to related parties	19,319	19,116
Obligations under capital leases, current installments	41,738	41,698
Convertible senior notes, less debt discount	0	23,779
Short-term PRC Notes	63,483	0
Other financial liabilities	8,834	24,827

Total current liabilities	4,450,317	4,587,681

See accompanying notes to consolidated financial statements

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS – (CONTINUED)

(Amounts in US$ thousands, except share data)

	December 31, 2011	December 31, 2012
Long-term borrowings, excluding current installments	890,432	30,000
Convertible senior notes, less debt discount	23,733	0
RMB-denominated US$-settled senior notes, less debt discount	258,827	259,513
Long-term PRC Notes	79,354	79,548
Obligations under capital leases, excluding current installments	61,364	41,730
Advance payments from customers – non-current	121,740	43,700
Other liabilities	107,290	158,874
Deferred income tax liability	16,186	2,638

Total liabilities	6,009,243	5,203,684

Redeemable Non-controlling Interests and Equity
Redeemable non-controlling interests	219,694	323,294

LDK Solar Co., Ltd. shareholders’ equity
Ordinary shares (US$ 0.10 par value; 499,580,000 shares authorized; 133,860,445 and 159,167,942 shares issued; 133,518,800 and 158,826,297 shares outstanding as of December 31, 2011 and 2012, respectively)	13,352	15,883
Additional paid-in capital	751,422	779,757
Statutory reserve	75,780	75,780
Accumulated other comprehensive income	212,888	212,715
Accumulated deficit	(443,526)	(1,568,481)

Total LDK Solar Co., Ltd. shareholders’ equity	609,916	(484,346)
Non-controlling interests	15,008	(18,418)

Total equity	624,924	(502,764)

Commitments and contingencies
Total liabilities, redeemable non-controlling interests and equity	6,853,861	5,024,214

See accompanying notes to consolidated financial statements

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in US$ thousands, except per share data)

	Year ended December 31, 2010	Year ended December 31, 2011	Year ended December 31, 2012
Net sales
Wafers (includes contract cancellation revenue of US$ nil, US$ 27,826 and US$ 92,233 during the years ended 2010, 2011 and 2012 respectively)	1,522,925	1,059,085	344,846
Processing of PV products on behalf of others	204,915	27,589	1,092
Modules	634,387	720,863	276,195
Silicon and other materials	79,089	239,897	93,197
Construction contracts	31,147	52,917	73,499
Others	36,884	57,462	74,053

Total net sales	2,509,347	2,157,813	862,882

Cost of goods sold
Wafers	(1,118,605)	(983,163)	(463,551)
Processing of PV products on behalf of others	(133,513)	(21,654)	(1,129)
Modules	(586,755)	(885,884)	(353,389)
Silicon and other materials	(59,028)	(209,159)	(251,042)
Construction contracts	(28,354)	(47,152)	(66,173)
Others	(25,257)	(50,462)	(80,190)

Total cost of goods sold, including inventory write-downs of US$ 6,113, US$ 305,175 and US$ 180,900 and provisions for loss on firm purchase commitment of US$ nil, US$ 27,637 and US$ 10,675 during the years ended December 31, 2010, 2011 and 2012 respectively	(1,951,512)	(2,197,474)	(1,215,474)

Gross profit (loss)	557,835	(39,661)	(352,592)
Selling expenses	(21,734)	(43,192)	(45,008)
General and administrative expenses, including provisions (reversal of provisions) for doubtful recoveries of prepayments to suppliers and trade accounts receivable of US$ 3,872, US$ 174,315 and US$ (1,210) during the years ended 2010, 2011 and 2012 respectively	(90,380)	(330,883)	(183,908)
Research and development expenses	(10,804)	(46,510)	(17,781)
Loss for write-down of assets held for sale to fair value less cost to sell	0	0	(74,178)
Impairment loss for intangible assets	0	0	(25,255)
Impairment loss for property, plant and equipment	0	0	(109,027)

Income (loss) from operations	434,917	(460,246)	(807,749)
Other income (expenses):
Interest income	4,632	7,365	12,153
Interest expense and amortization of debt issuance costs and debt discount	(95,012)	(189,938)	(258,971)
Foreign currency exchange gain (loss), net	8,327	(2,040)	(6,403)
Government subsidy	5,625	33,698	4,242
Gain on restructuring of payables	0	0	10,510
Equity in income (loss) for associates and a jointly-controlled entity	3,570	(787)	(2,295)
Others, net	618	7,135	5,298

Earnings (loss) before income taxes	362,677	(604,813)	(1,043,215)
Income tax expense	(66,210)	(4,141)	(8,844)

Net income (loss)	296,467	(608,954)	(1,052,059)
(Earnings) loss attributable to non-controlling interests	(5,670)	(393)	39,125
(Earnings) loss attributable to redeemable non-controlling interests	0	(11,522)	41,963

Net income (loss) attributable to LDK Solar Co., Ltd. shareholders	290,797	(620,869)	(970,971)
Accretion to redemption value of redeemable non-controlling interests	0	(34,590)	(153,984)

Net income (loss) available to LDK Solar Co., Ltd. shareholders	290,797	(655,459)	(1,124,955)

Basic earnings (loss) per share	2.32	(4.90)	(8.62)

Diluted earnings (loss) per share	2.27	(4.90)	(8.62)

See accompanying notes to consolidated financial statements

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in US$ thousands, except per share data)

	Year ended December 31,
	2010	2011	2012
Net income (loss)	296,467	(608,954)	(1,052,059)
Other comprehensive income (loss):
Foreign currency exchange translation adjustments, net of nil tax	42,500	80,683	3,228
Fair value changes in available-for-sale equity security, net of tax effect	0	6,653	(3,368)

Comprehensive income (loss)	338,967	(521,618)	(1,052,199)
Less: comprehensive income (loss) attributable to non-controlling interests	6,615	368	(39,420)
Less: comprehensive income (loss) attributable to redeemable non-controlling interests	0	14,388	(41,635)

Comprehensive income (loss) attributable to LDK Solar Co., Ltd. shareholders	332,352	(536,374)	(971,144)

See accompanying notes to consolidated financial statements

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in US$ thousands, except share data)

					Accumulated	Retained	Total LDK
			Additional		Other	Earnings	Solar Co., Ltd.	Non-
	Ordinary shares		Paid-in	Statutory	Comprehensive	(Accumulated	Shareholders’	controlling	Total
	Number	Amount	Capital	Reserve	Income	deficit)	Equity	Interests	Equity
January 1, 2010	129,771,643	12,977	744,988	29,676	84,544	(32,760)	839,425	37,511	876,936

Net income	0	0	0	0	0	290,797	290,797	5,670	296,467
Foreign currency translation adjustment, net of nil tax	0	0	0	0	41,555	0	41,555	945	42,500
Appropriate to statutory reserve (Note 24)	0	0	0	28,599	0	(28,599)	0	0	0
Issuance of ordinary shares upon exercise of share options	1,532,712	153	6,815	0	0	0	6,968	0	6,968
Issuance of new shares, net of related expenses of US$461	1,645,900	165	10,896	0	0	0	11,061	0	11,061
Purchase of non-controlling interests	0	0	(183,904)	0	2,294	0	(181,610)	(43,622)	(225,232)
Disposal of subsidiaries	0	0	0	0	0	0	0	(6)	(6)
Share-based compensation (Note 25)	0	0	11,044	0	0	0	11,044	0	11,044

December 31, 2010	132,950,255	13,295	589,839	58,275	128,393	229,438	1,019,240	498	1,019,738

See accompanying notes to consolidated financial statements

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY – (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in US$ thousands, except share data)

					Accumulated	Retained	Total LDK
			Additional		Other	Earnings	Solar Co., Ltd.	Non-
	Ordinary shares		Paid-in	Statutory	Comprehensive	(Accumulated	Shareholders’	controlling	Total
	Number	Amount	Capital	Reserve	Income	deficit)	Equity	Interests	Equity
January 1, 2011	132,950,255	13,295	589,839	58,275	128,393	229,438	1,019,240	498	1,019,738

Net loss (note i)	0	0	0	0	0	(620,869)	(620,869)	393	(620,476)
Foreign currency translation adjustment, net of nil tax	0	0	0	0	77,842	0	77,842	(25)	77,817
Fair value changes in available-for-sale equity security, net of tax effect of US$ 2,218	0	0	0	0	6,653	0	6,653	0	6,653
Appropriate to statutory reserve	0	0	0	17,505	0	(17,505)	0	0	0
Issuance of ordinary shares upon exercise of share options	1,051,717	105	4,640	0	0	0	4,745	0	4,745
Issuance of new shares, net of related expenses of US$8,536	13,800,000	1,380	161,204	0	0	0	162,584	0	162,584
Re-purchase of ordinary shares	(18,657,487)	(1,865)	(108,694)	0	0	0	(110,559)	0	(110,559)
Private placement of ordinary shares	4,374,315	437	25,353	0	0	0	25,790	0	25,790
Acquisition of subsidiary	0	0	0	0	0	0	0	13,071	13,071
Capital contribution from non-controlling interests	0	0	0	0	0	0	0	940	940
Share-based compensation (Note 25)	0	0	9,796	0	0	0	9,796	131	9,927
Recognition of redeemable non-controlling interests (Note 8)	0	0	69,284	0	0	0	69,284	0	69,284
Accretion to redemption value of redeemable non-controlling interests (Note 8)	0	0	0	0	0	(34,590)	(34,590)	0	(34,590)
December 31, 2011	133,518,800	13,352	751,422	75,780	212,888	(443,526)	609,916	15,008	624,924

Note i: Exclude earnings attributable to redeemable non-controlling interests of US$11,522.

See accompanying notes to consolidated financial statements

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY – (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in US$ thousands, except share data)

					Accumulated	Retained	Total LDK
			Additional		Other	Earnings	Solar Co., Ltd.	Non-
	Ordinary shares		Paid-in	Statutory	Comprehensive	(Accumulated	Shareholders’	controlling	Total
	Number	Amount	Capital	Reserve	Income	deficit)	Equity	Interests	Equity
January 1, 2012	133,518,800	13,352	751,422	75,780	212,888	(443,526)	609,916	15,008	624,924

Net loss (note ii)	0	0	0	0	0	(970,971)	(970,971)	(39,125)	(1,010,096)
Foreign currency translation adjustment, net of nil tax	0	0	0	0	3,195	0	3,195	(295)	2,900
Fair value changes in available-for-sale equity security, net of tax effect of US$ 1,122	0	0	0	0	(3,368)	0	(3,368)	0	(3,368)
Issuance of new shares, net of nil related expense	25,307,497	2,531	19,234	0	0	0	21,765	0	21,765
Acquisition of a subsidiary	0	0	0	0	0	0	0	7,153	7,153
Disposal of subsidiary	0	0	0	0	0	0	0	(879)	(879)
Share-based compensation (Note 25)	0	0	8,804	0	0	0	8,804	100	8,904
Recognition of non-controlling interests	0	0	0	0	0	0	0	127	127
Accretion to redemption value of redeemable non-controlling interests (Note 8)	0	0	0	0	0	(153,984)	(153,984)	0	(153,984)
Others	0	0	297	0	0	0	297	(507)	(210)
December 31, 2012	158,826,297	15,883	779,757	75,780	212,715	(1,568,481)	(484,346)	(18,418)	(502,764)

Note ii: Exclude loss attributable to redeemable non-controlling interests of US$41,963.

See accompanying notes to consolidated financial statements

LDK SOLAR CO., LTD . AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in US$ thousands)

	Year ended December 31, 2010	Year ended December 31, 2011	Year ended December 31, 2012
Cash flows from operating activities:
Net income (loss)	296,467	(608,954)	(1,052,059)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	158,696	234,068	259,190
Provisions for doubtful recovery of prepayments to suppliers	2,338	66,225	8,435
Provisions (reversal of provisions) for doubtful recovery of accounts receivable	1,534	108,090	(9,645)
Inventory write-down	6,113	305,175	180,900
Provision for loss on firm purchase commitments	0	27,637	10,675
Impairment loss on property, plant and equipment	0	0	109,027
Impairment loss on intangible assets	0	0	25,255
Loss for write-down of assets held for sale to fair value less cost to sell	0	0	74,178
Deferred income tax expense (benefit)	31,908	(31,576)	6,878
Equity in (income) loss of associates and a jointly-controlled entity	(3,570)	787	2,295
Share-based compensation	11,044	9,927	8,904
Amortization of debt issuance costs and debt discounts	10,174	5,470	3,180
Gain on disposal of subsidiaries and a jointly-controlled entity	0	0	(7,239)
Gain on restructuring of payables	0	0	(10,510)
Change of fair value of interest rate swap contracts	0	0	10,154
Gains on repurchase of convertible senior notes and RMB-denominated US$-settled senior notes	0	(4,831)	0
Others	(364)	22	(234)
Changes in operating assets and liabilities, net of the effect of acquisition:
Pledged bank deposits related to purchase of inventory and other operating activities	(106,265)	(251,939)	250,800
Trade accounts receivable and bills receivable	(166,676)	(253,821)	145,339
Inventories	(44,759)	(443,550)	179,311
Prepayments to suppliers	(59,753)	(39,628)	4,808
Other assets	5,679	(1,110)	84,714
Other financial assets	6,603	670	0
Trade accounts payable and bills payable	390,744	594,339	(322,806)
Advance payments from customers	18,966	(224)	(119,254)
Income tax payable	17,260	(60,730)	5,229
Accrued expenses and other payables	14,029	48,017	152,092
Amount due from related parties	(6,379)	6,777	26,549
Amount due to related parties	(23,885)	2,345	13,750
Other financial liabilities	89	(154)	0

Net cash provided by (used in) operating activities	559,993	(286,968)	39,916

Cash flows from investing activities:
Purchase of land use rights	(89,416)	(90,421)	(3,574)
Purchase of property, plant and equipment, including deposits and cash paid for interest capitalized	(577,132)	(982,352)	(106,742)
Pledged bank deposit related to purchase of property, plant and equipment	(293,227)	(41,662)	0
Release of pledged bank deposit related to purchase of property, plant and equipment	98,575	236,580	30,805
Cash received (paid) for disposal of subsidiaries	559	0	(665)
Cash paid for investment in an associate	0	(476)	(1,766)
Cash received for disposal of a jointly-controlled entity	0	0	3,706
Cash received for disposal of property, plant and equipment	0	0	35,197
Cash paid for short-term investment	(68,477)	0	0
Proceeds from disposal of short-term investment	0	68,947	0
Cash paid for acquisition of subsidiary, less cash acquired	0	(6,660)	(14,563)

Net cash used in investing activities	(929,118)	(816,044)	(57,602)

See accompanying notes to consolidated financial statements

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS – (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

(Amounts in US$ thousands)

	Year ended December 31, 2010	Year ended December 31, 2011	Year ended December 31, 2012
Cash flows from financing activities:
Pledged bank deposits used for bank borrowings	(136,798)	(56,168)	(49)
Pledged bank deposits released upon repayment of borrowings and payable due to a customer	13,454	92,889	110,530
Proceeds from new loans and borrowings	2,733,126	3,650,798	4,245,857
Repayment of loans and borrowings	(2,049,569)	(2,921,358)	(4,410,715)
Repayment of payable due to a customer	(131,616)	0	0
Repayment of short-term PRC notes	0	0	(63,639)
Proceeds from issuance of ordinary shares	18,029	167,329	21,765
Proceeds from private placements of ordinary shares	0	25,790	0
Payment for repurchase of ordinary shares	0	(110,559)	0
Payment of expenses relating to issuance of ordinary shares and convertible senior notes, RMB-denominated US$-settled senior notes and PRC notes	(4,894)	(6,769)	0
Payment of convertible senior notes redemption	(7,719)	(364,765)	0
Proceeds from issuance of RMB denominated US$-settled senior notes	0	258,657	0
Payment for repurchase of RMB denominated US$-settled senior notes	0	(8,223)	0
Proceeds from issuance of short-term and long-term PRC notes	0	142,837	0
Proceeds from sale-leaseback transaction	0	95,526	6,284
Receipt of deposit for capital leases	0	7,935	7,159
Payment of deposit for capital leases	0	(14,061)	0
Repayment of capital lease obligations	(38,299)	(52,393)	(36,552)
Payment of dividend to redeemable non-controlling interests	0	0	(8,749)
Purchase of non-controlling interests	(215,326)	(9,906)	(477)
Capital contribution from non-controlling interests	0	940	0
Proceeds from issuance of preferred shares by a subsidiary	0	240,000	0

Net cash provided by (used in) financing activities	180,388	1,138,499	(128,586)

Effect of foreign currency exchange rate changes on cash and cash equivalents	6,103	6,458	483

Net (decrease) increase in cash and cash equivalents	(182,634)	41,945	(145,789)
Cash and cash equivalents at beginning of year	384,761	202,127	244,072

Cash and cash equivalents at end of year	202,127	244,072	98,283

Supplemental disclosures of cash flow information:
Interest payments, net of amount capitalized	85,328	191,047	236,929

Income tax paid (refund)	16,478	95,152	(4,018)

Supplemental disclosures of non-cash investing and financing transaction:
Payable for purchase of property, plant and equipment	404,557	478,197	348,296

Payable for capital lease	0	82,204	6,284

Payable for purchase of non-controlling interests	9,906	0	477

Settlement of consideration for disposal of a jointly-controlled entity against prepayments received (Note 9)	0	0	39,453

See accompanying notes to consolidated financial statements

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

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

The Group incurred a net loss of US$1,052,059 for the year ended December 31, 2012. In addition, the Group had a working capital deficit (total consolidated current liabilities exceeding total consolidated current assets) of US$3,144,957 and a deficit in total equity of US$502,764 as of December 31, 2012. While the Group had cash and cash equivalents of US$98,283, it had short-term borrowings and current installments of long-term borrowings of US$2,391,327. For the four most recent full fiscal quarters, the “Consolidated Fixed Charge Coverage Ratio”, as defined in the indenture governing the RMB-denominated US$-settled senior notes (“Senior Notes”), is less than the required ratio of 2.5 to 1.0. As a result, the Group will not be able to incur any additional indebtedness until the “Consolidated Fixed Charge Coverage Ratio” significantly improves on the basis of the four most recent full fiscal quarters unless such indebtedness falls into one of the permitted exceptions or exemptions, such as re-financing existing indebtedness, or is otherwise permitted pursuant to the consent solicitation. In December 2012, through successful consent solicitation, the Group was able to amend the indenture relating to the Senior Notes, including but not limited to incur additional indebtedness. However, the incurrence of additional indebtedness is subject to various terms and conditions. On April 15, 2013, due to a temporary cash-flow shortage, the Company was not able to make full payments to the holders of the outstanding Convertible Senior Notes in an aggregate principal amount of US$23,793, plus interest, which is due and payable on their maturity date of April 15, 2013. In addition, according to the terms of the series A redeemable convertible preferred shares issued by LDK Silicon & Chemical Technology Co., Ltd. (“LDK SCT”), one of the Company’s wholly owned subsidiaries, to its investors, the investors have the rights to require the Company and/or LDK SCT to redeem the preferred shares at a redemption price equal to 100% of the US$240,000 subscription price plus a 23% investment internal rate of return if LDK SCT fails to complete a qualified initial public offering by June 3, 2013. Management considers that it is highly unlikely that LDK SCT is able to complete a qualified initial public offering by June 3, 2013. These factors raise substantial doubt as to the Group’s ability to continue as a going concern. However, management believes it has developed a liquidity plan, as summarized below, that, if executed successfully, will provide sufficient liquidity to meet the Group’s obligations as they become due for a reasonable period of time.

•	Bank Financing

To improve liquidity, the Group has successfully negotiated with banks and financial institutions in China to renew its short-term borrowings upon the maturity date of the borrowings. From January 1 to March 31,

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

2013, the Group has renewed short-term borrowings of US$1,112,817. The Group’s management believes that the Group will continue to be able to renew its short-term borrowings when they are due.

In addition, the Group is currently negotiating with banks in China which intended to provide to the Group additional funding with an aggregate principal amount of Rmb2,000,000 (US$318,192) to support the Group’s operations and capital expenditure. The Group has also successfully negotiated with affiliates of Xinyu City Government and Nanchang City Government for financial support for the Group’s operations, with their intent to provide the Group with additional funding with an aggregate amount of Rmb500,000 (US$79,548). The incurrence of these funding is in compliance with the terms and conditions of the amended indenture relating to the Senior Notes.

•	Restructuring of LDK SCT Preferred Shares

The Group has negotiated, and will continue to negotiate, with the investors in LDK SCT preferred shares with a view to restructuring the preferred shares. Due to the present financial difficulties and the long-term industry prospects, the Group and the LDK SCT preferred shares investors are gradually sharing the belief that the enforcement by such investors of their redemption rights in the event that LDK SCT fails to complete a qualified initial public offering by June 3, 2013 will work to the detriment of all stakeholders. The Group is currently discussing with these investors to work out a restructuring plan to either postpone the redemption rights by more than one year or replace the current preferred shares with equity or debt securities with maturities of one year or more.

•	Refund of Prepaid Land Use Rights, Disposal of Properties and Sales of Solar Farm Projects

The Group is currently negotiating with the relevant local Chinese governmental authorities for their return of the Group’s prepayments for certain land use rights, previously earmarked for expansion purposes. The Group also intends to sell some of its properties, mainly staff quarters and the corresponding land use rights, to local Chinese governmental authorities. In addition, the Group has either entered into sales agreements or letters of intent to sell certain of its solar farm projects in Europe and the United States.

•	Issuance of New Ordinary Shares

In February and March 2013, the Company sold its 17,000,000 newly issued ordinary shares of the Company to Fulai Investment Limited (“Fulai”) for an aggregate purchase price of US$24,510. Further in April 2013, the Company entered into a share purchase agreement with Fulai, which has agreed to purchase 25,000,000 newly issued ordinary shares of the Company for an aggregate purchase price of US$25,750. The Group may contemplate to raise more funds through further issuance of new ordinary shares, if such issuances are in the overall interests of the Company.

•	Delay in Capital Expenditure and Improvement in Working Capital Management

The Group is currently negotiating with a number of vendors, including suppliers of equipment and construction materials, for them to provide the Group with lower prices or more favorable payment terms. The Group has also decided to postpone a substantial portion of the planned capital expenditures for the next 12 months. In addition, the Group has implemented measures to more closely monitor the inventory levels and the collection of receivable balances with an aim to improving working capital management.

While the Group’s management believes that the measures as described in the above liquidity plan will be adequate to satisfy its liquidity requirements for the twelve months ending December 31, 2013, there is no assurance that the liquidity plan will be successfully implemented. Failure to successfully implement the liquidity plan may have a material adverse effect on its business, results of operations and financial position, and may materially adversely affect its ability to continue as a going concern. The consolidated financial

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities or any other adjustments that might be necessary should the Group be unable to continue as a going concern. Significant difficulties in the Group’s operations or a deterioration of the Group’s financial condition could also result in the exercise of subjective acceleration provision in some of the Group’s loan agreements that give the Group’s lenders the right to accelerate the payment of the loans under such circumstances. Such acceleration could potentially trigger cross-default provisions in other financing agreements, including the indentures relating to the Senior Notes if the Group is unable to repay these loans upon acceleration.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation. For consolidated subsidiaries where the Group’s ownership in the subsidiary is less than 100%, the equity interest not held by the Group is shown as non-controlling interests. The Company has no involvement with variable interest entities. The Company accounts for investments over which it has significant influence but not a controlling financial interest using the equity method of accounting. A parent company deconsolidates a subsidiary or derecognizes a group of assets when that parent company no longer controls the subsidiary or group of assets specified in ASC810. When control is lost, the parent-subsidiary relationship no longer exists and the parent derecognizes the assets and liabilities of the qualifying subsidiary or group of assets.

(b)	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates, including those related to the classification and realization of inventories, trade accounts receivable, prepayments to suppliers and deferred tax assets, estimated useful lives and residual values of long-lived assets, the recoverability of the carrying values of long-lived assets, the determination of fair values of financial instruments and share-based instruments, accrued warranty expenses, provision for loss on firm purchase commitment and assessments about potential tax uncertainties, contingent liabilities and the Company’s ability to continue as a going concern. Changes in facts and circumstances may result in revised estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(c)	Foreign currency transactions and translations

The functional currency of the Company, LDK Solar USA Inc. (“LDK USA”), Solar Power Inc. (“SPI”), LDK Silicon & Chemical Technology Co., Ltd. (“LDK SCT”), LDK Silicon Holding Co., Limited (“LDKSH”), LDK Solar International Company Limited (“LDK International”), LDK Solar Hi-tech (Hong Kong) Co., Ltd. (“LDK HKT”), LDK PV Tech (Hong Kong) Co., Ltd. (“LDK HKPVT”) and LDK Solar Canada Inc. (“LDK Canada”) is the United States dollar (“US$”). The functional currency of those subsidiaries located in the PRC and Europe are Renminbi (“RMB”) and EURO (“EUR€”) respectively. Transactions denominated in foreign currencies are re-measured into the functional currency at the rates of

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in foreign currencies are re-measured into the functional currency at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are included in the consolidated statements of operations.

The Group’s reporting currency is the US$. Accordingly assets and liabilities of subsidiaries, whose functional currency is not the US$, are translated into US$ using exchange rates in effect at each period end, and revenues and expenses are translated into US$ at average rates prevailing during the year. Gains and losses resulting from the translations of the financial statements of these subsidiaries into US$ are recognized as other comprehensive income in the statement of comprehensive income.

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

Pledged bank deposits represent amounts held by banks, which are not available for the Group’s use, as security for issuance of letters of credit relating to purchase of raw materials and production equipments, letters of guarantee or bank borrowings. Upon maturity of the letters of credit, letters of guarantee and repayment of bank borrowings, the deposits are released by the bank and become available for general use by the Group. Pledged bank deposits are reported within cash flows from operating, investing or financing activities in the consolidated statements of cash flows with reference to the purpose of making the pledge. Pledged bank deposits, which matures twelve months after the balance sheet date are classified as non-current assets in the consolidated balance sheets.

(g)	Trade accounts receivable

Trade accounts receivable are recorded at the amount due from customers for the sales of products sold and services rendered. Amounts collected on trade accounts receivable are included in net cash provided by (used in) operating activities in the consolidated statements of cash flows. An allowance for doubtful accounts is provided based on the management’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. Management assesses the recoverability of accounts receivable by analyzing specific customer accounts that have known or potential doubt as to collectability. The Group does not have any off-balance-sheet credit exposure related to its customers.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

The following table presents the movement of the allowance for doubtful accounts:

	December 31, 2010	December 31, 2011	December 31, 2012
Beginning Balance	4,551	6,226	117,288
Additions	1,690	108,925	52,349
Reversal of allowance for doubtful accounts	(156)	(835)	(61,994)
Amount written-off against allowance	0	0	(1,113)
Transfer to assets classified as held for sale	0	0	(14,655)
Foreign currency exchange rate effect	141	2,972	197

Ending balance	6,226	117,288	92,072

(h)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method.

The Group regularly reviews the cost of inventory and records a lower of cost or market write-down if any inventories have a cost in excess of market value. In addition, the Group regularly evaluates the quantity and value of its inventory in light of current market conditions and record write-down for any quantities in excess of demand and for any obsolescence or slow moving inventory. The review and evaluation take into consideration a number of factors including historical and forecasted consumption of raw materials, actual sales of finished goods subsequent to period-end, sales contracts for finished goods on hand, marketability of inventories, anticipated change in market average selling price, risk of obsolescence of inventories due to change in technology or change in physical properties over time and other factors.

On occasion, the Group enters into firm purchase commitments to acquire materials from its suppliers. A firm purchase commitment represents an agreement that specifies all significant terms, including the price and timing of the transactions, and includes a disincentive for nonperformance that is sufficiently large to make performance probable. This disincentive is generally in the form of a “take or pay” provision which requires the Group to pay for committed volumes regardless of whether the Group actually acquires the materials. The Group evaluates these agreements and records a loss, if any, on firm purchase commitments using the same lower of cost or market approach as that used to value inventory. The Group recognized a provision for loss on firm purchase commitment of US$ nil, US$ 27,637 and US$ 10,675 during the years ended December 31, 2010, 2011 and 2012, respectively, which is included in cost of goods sold in the Group’s consolidated statements of operations. Please refer to Note 22(b) for the disclosure of purchase commitments.

(i)	Assets held for sale

Non-current assets or disposal groups are classified as held for sale when their carrying amount will principally be recovered through a sales transaction rather than through continued use and a sales transaction is highly probable. Assets held for sale are recorded at the lower of carrying value and fair value less cost to sell and classified as current assets. A loss shall be recognized for any initial or subsequent write-down to fair-value less cost to sell.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

(j)	Property, plant and equipment, net

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

Depreciation, including amortization of equipment held under capital lease, is calculated using the straight-line method over the estimated useful lives of the assets and their respective estimated residual values. The estimated useful lives of the Group’s property, plant and equipment are as follows:

Buildings	20, 30 and 33 years
Plant and machinery	10 and 15 years
Furniture, fixture and office equipment	5 years
Motor vehicles	6 years

(k)	Land use rights

Land use rights represent fees paid to obtain the right to occupy, use, develop, lease, or transfer a piece of land in the PRC, and are charged to expense on a straight-line basis over the respective periods of the rights granted ranging from 49.5 to 50 years in the PRC. Amortization of land use rights is recognized in general and administrative expenses, and amounted to US$3,869, US$5,546 and US$6,281 for the years ended December 31, 2010, 2011 and 2012, respectively.

(l)	Investments in associates and a jointly-controlled entity

Investments in entities where the Group does not have a controlling financial interest, but has the ability to exercise significant influence over the operating and financial policies of the investee, are accounted for using the equity method of accounting. Jointly-controlled entities are those in which the control is held jointly by the Company and one or more partners. Investments in jointly-controlled entities are recognized under the equity method from the date the joint control is acquired. Under the equity method of accounting, the Group’s share of the investee’s results of operations is included in other income (expenses) in the Group’s consolidated statements of operations.

(m)	Available-for-sale investments

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

(n)	Impairment of long-lived assets

Property, plant and equipment and purchased intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

not be recoverable. These events include but are not limited to significant current period operating or cash flow losses associated with the use of a long-lived asset or group of assets combined with a history of such losses, significant changes in the manner of use of assets and significant negative industry or economic trends. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the asset or asset group exceeds its estimated future undiscounted cash flows, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary. In 2012, the Group recognized an impairment loss of US$109,027 for property, plant and equipment. See note(7) to the consolidated financial statements.

(o)	Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized.

In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment, which provides an entity the option to perform a qualitative assessment to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more-likely-than-not that the fair value of a reporting is greater than its carrying amount, the two-step goodwill impairment test is not required. The Company adopted this guidance in 2012.

If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. If the fair value of the reporting unit exceeds its carrying amount, step two does not need to be performed.

The Company performs its impairment review of goodwill annually, and when a triggering event occurs between annual impairment tests.

(p)	Fair value measurement

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

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

See note 30 to the consolidated financial statements.

(q)	Derivative financial instruments

The Group enters into derivative financial instruments such as foreign exchange forward contracts and interest rate swap contracts.

The Group recognizes all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. Changes in the fair value are recognized in earnings.

(r)	Revenue recognition

Sales represent revenue recognized for products sold and the delivery of services. The Group recognizes revenue from the sale of silicon wafers, modules and silicon and other materials when the products are delivered and title transfers, the risks and rewards of ownership have been transferred to the customer, the fee is fixed or determinable and collection of the related receivable is reasonably assured. For sales in the PRC, the majority of the Group’s contracts provide that products are considered delivered when they reach customer’s destination and are signed-for by the customer for acceptance. For export sales, products are considered delivered when the goods have been on board the vessel at the named port of shipment. The customer bears all costs and risks of loss or damage to the goods from that point.

Generally, no warranty is provided for silicon wafers sold to customers. Sales returns rights range from 7 to 30 days after the product has been sold. The Group conducts rigorous quality control and testing procedures to ensure that the finished wafers meet the standard quality requirements before the product is shipped.

Management estimates the amount of sales returns and the cost of replacement products based on historical return information.

The Group recognizes revenue for processing services when the services are completed, which is generally evidenced by delivery of processed products to the customers.

The Group recognizes revenue on photovoltaic system construction contracts using the percentage-of-completion method of accounting, unless the Group cannot make reasonably dependable estimates of the costs to complete the contract or the contract value is not fixed, in which case the Group would use the completed contract method. At the end of each period, the Group measures the cost incurred on each project and compares the result against its estimated total costs at completion. The percent of cost incurred determines the amount of revenue to be recognized. Payment terms are generally defined by the contract and as a result may not match the timing of the costs incurred by the Group and the related recognition of revenue. Such differences are recorded as inventory or advance from customer.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

The Group recognizes contract cancellation revenue in the operating income if the cancellations relate to contracts entered into as part of the ongoing operations of the Group, when payment has been received or is reasonably assured.

In the PRC, VAT of 17% on invoice amount is collected in respect of the sales of goods on behalf of tax authorities. VAT collected from customers, net of VAT paid for purchases, is recorded as a liability in the consolidated balance sheets until it is paid to the authorities.

(s)	Buy/sell arrangements

The Group enters into raw materials purchases transactions and finished goods sales transactions with the same counterparty. Each of these sales and purchases transactions with the same counterparty is not legally contingent upon each other. These sales and purchases transactions were not conducted simultaneously and there was no direct linkage between any one or group of buy transactions with any one or group of sell transactions. There was also no correlation between the value of raw materials received and the value of finished goods delivered pursuant to the contractual arrangement. Each buy or sell transaction was separately documented, transacted at the fair market value prevailing at that time and gross-cash settled, with no specific legal right to offset in respect of the obligations between counterparties. These buy and sell transactions with the same counterparty were recognized and presented separately as sales and cost of goods sold in the Group’s consolidated financial statements. Raw materials purchases and finished goods sales with the same counterparty were recorded at their respective contract price, which represented their prevailing fair market value.

(t)	Warranty cost

The Group provides warranties up to 25 years for modules. Due to limited warranty claim history, the Group estimates warranty costs based on an assessment of its competitors’ history while incorporating estimates of failure rates through its quality review. Consequently, the Group accrues the equivalent of 1% of gross revenues as a warranty liability to accrue the estimated cost of its warranty obligations. Actual warranty costs incurred for warranty claims by customers are recorded and charged against the accrued warranty liability. To the extent that actual warranty costs differ from the estimates, the Group will prospectively revise its accrual rate. The Group commenced module sales in year 2009 and recognized warranty expenses of US$6,344, US$6,340 and US$7,888 in cost of goods sold for the years ended December 31, 2010, 2011 and 2012, respectively. As of December 31, 2011 and 2012, the Group’s accrued warranty costs were US$14,978 and US$28,405, respectively. The warranty costs were classified as current and non-current liabilities under accrued expenses and other payables and other liabilities respectively, to reflect our estimate of the timing of when the warranty expenditures will likely be made.

(u)	Shipping and handling

Costs to ship products to customers are included in selling expenses in the consolidated statements of operations. Amounts billed to customers, if any, to cover shipping and handling are included in net sales. Cost to ship products to customers were US$14,265, US$17,911 and US$9,567 for the years ended December 31, 2010, 2011 and 2012, respectively.

(v)	Research and development costs

Research and development costs are expensed as incurred.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

(w)	Advertising expenses

Advertising expenses are charged to the consolidated statements of operations in the period incurred and are included in selling expenses. The Group incurred advertising expenses of US$ 3,186, US$ 5,273 and US$1,017 for the years ended December 31, 2010, 2011 and 2012, respectively.

(x)	Government subsidy

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

The Group received government subsidies of US$45,775, US$109,000 and US$ 49,685 for the years ended December 31, 2010, 2011 and 2012, respectively, and recognized the subsidies as follows:

	Year ended	Year ended	Year ended
	December 31, 2010	December 31, 2011	December 31, 2012
Reduction to cost of goods sold	33,317	65,855	18,842
Reduction to selling and G&A expenses	323	235	72
Other income	5,625	33,698	4,242
Reduction to acquisition cost of the equipment and power plant project	2,723	2,387	15,237
Deferred revenue	3,787	6,825	11,292

Total	45,775	109,000	49,685

During the years ended December 31, 2010, 2011 and 2012, amortization of deferred revenue that was recognized as a reduction of the amortization charges of the related land use rights amounted to US$1,346, US$1,462 and US$1,718, respectively.

(y)	Income taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be realized or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided to reduce the carrying amount of deferred income tax assets if it is considered more likely than not that some portion, or all, of the deferred income tax assets will not be realized.

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

(z)	Share-based compensation

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

(aa)	Employee benefit plans

As stipulated by the regulations of the PRC, the Group’s PRC subsidiaries participate in various defined contribution plans organized by municipal and provincial governments for its employees. These companies are required to make contributions to these plans at a rate of 29% on a standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group’s employees. Under these plans, certain pension, medical and other welfare benefits are provided to the employees. The Group has no other material obligations for the payment of employee benefits associated with these plans beyond the annual contributions described above. Employee benefits associated with these plans are expensed when incurred. The total amounts for such employee benefits were US$6,541, US$13,379 and US$10,766 for the years ended December 31, 2010, 2011 and 2012 respectively.

(ab)	Earnings (loss) per share

Basic earnings (loss) per ordinary share is computed by dividing net income (loss) available to LDK Solar Co., Ltd. shareholders by the weighted average number of ordinary shares outstanding during the year.

Diluted earnings (loss) per share is calculated by dividing net income (loss) available to LDK Solar Co., Ltd. shareholders as adjusted to exclude any income or expenses related to dilutive ordinary equivalent shares by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the year. Dilutive ordinary share equivalents consist of the ordinary shares issuable upon the conversion of the convertible senior notes (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Potential dilutive securities are not included in the calculation of dilutive earnings per share if the effect is anti-dilutive.

(ac)	Segment reporting

The Group had one reportable operating segment, which was the design, development and manufacture of PV products for the years ended December 31, 2009 and 2010 because the Group’s chief operating decision

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

maker regularly reviewed consolidated results of the whole group prepared under U.S. GAAP when making decisions about allocating resources and assessing performance of the Group. In June 2011, the Group sold a minority stake in the Group’s upstream polysilicon business. Since then, the chief operating decision maker reviews the operating results of the polysilicon business as well as the PV product business on a regular basis for purpose of resource allocation and assessment of performance. Accordingly, the two manufacturing entities engaged in its upstream polysilicon business are presented as a separate reportable segment. Please refer to Note 27 for the details of segment reporting.

(ad)	Start-up costs

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

(ae)	Recently issued accounting pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”), which amended accounting guidance related to fair value measurements and disclosures with the purpose of converging the fair value measurement and disclosure guidance issued by the FASB and the International Accounting Standards Board (“IASB”). The guidance is effective for reporting periods beginning after December 15, 2011. The guidance includes amendments that clarify the intent of the application of existing fair value measurement requirements along with amendments that change a particular principle or requirement for fair value measurements and disclosures. The Company adopted the new guidance on January 1, 2012. The adoption did not have a material impact on its Consolidated Financial Statements or related disclosures.

In June 2011, the FASB issued ASU 2011-05, Presentation of Comprehensive Income (“ASU 2011-05”), which amended accounting guidance related to presentation of comprehensive income. The standards update is intended to help financial statement users better understand the causes of an entity’s change in financial position and results of operation. The amendment eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity. The amendment requires that all non-owner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The guidance also requires that reclassification adjustments for items that are reclassified from other comprehensive income to net income be presented on the face of the financial statement where the components of net income and other comprehensive income are presented. In December 2011, the FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (“ASU 2011-12”), which defers only those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. ASU 2011-05 and ASU 2011-12 are effective for reporting periods beginning after December 15, 2011. The Company adopted the new guidance on January 1, 2012.

In February 2013, the FASB issued ASU 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (“ASU 2013-02”). The standard requires that companies present either in a single note or parenthetically on the face of the financial statements, the effect of significant amounts

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

reclassified from each component of accumulated other comprehensive income based on its source (e.g., the release due to cash flow hedges from interest rate contracts) and the income statement line items affected by the reclassification (e.g., interest income or interest expense). If a component is not required to be reclassified to net income in its entirety (e.g., the net periodic pension cost), companies would instead cross reference to the related footnote for additional information (e.g., the pension footnote). ASU 2013-02 is effective for interim and annual reporting periods beginning after December 15, 2012. The Company will adopt the provisions of the new guidance on January 1, 2013. The adoption will not have a material impact on its consolidated financial statements or related disclosures.

(3)	INVENTORIES

	December 31, 2011	December 31, 2012
Inventories consist of the following:
Raw materials	78,858	3,327
Work in progress	163,831	74,940
Supplies	99,018	58,014
Finished goods	313,240	134,531

	654,947	270,812

Raw materials, work in progress and supplies consigned to third parties	14,185	6,746

Raw materials consist of a variety of polysilicon materials, including solar-grade virgin polysilicon, recyclable polysilicon materials, silicon powder and trichlorosilane.

Write-downs of raw materials, work in progress and finished goods inventories were US$6,113, US$305,175 and US$180,900 during the years ended December 31, 2010, 2011 and 2012, respectively, and are included in cost of goods sold.

(4)	PREPAYMENTS TO SUPPLIERS, NET

In order to secure a stable supply of silicon materials and other raw materials, the Group makes prepayments to certain suppliers. Prepayments which the Group expects to take delivery of the inventory after the next twelve months are classified as non-current assets in the Group’s consolidated balance sheets. Prepayments to suppliers are reclassified to inventories when the Group applies the prepayment to related purchases of silicon and other solar materials. Such non-cash reclassifications from prepayment to inventories, which were included in the “Changes in operating assets and liabilities” in the Group’s consolidated statements of cash flows, amounted to US$337,930, US$328,827 and US$115,329 for the years ended December 31, 2010, 2011 and 2012, respectively.

The Group monitors suppliers to ensure the timely delivery of goods in accordance with agreed schedules. Management assesses the recoverability of prepayments by analyzing specific supplier accounts that have known or potential settlement or recoverability issues.

The Group recognized provisions for doubtful recoveries of prepayments to suppliers, net of reversal, of US$2,338, US$66,225 and US$8,435 during the years ended December 31, 2010, 2011 and 2012, respectively, which are included in general and administrative expenses in the Group’s consolidated statements of operations.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

(5)	OTHER CURRENT ASSETS

	December 31, 2011	December 31, 2012
Receivable from the Group’s executives and employees	46,361	46,476
VAT recoverable	136,303	44,467
Tax recoverable	35,162	28,822
Others	77,179	46,765

	295,005	166,530

Pursuant to the PRC tax regulations, the income derived from the exercise of the share options is subject to individual income tax, of which a certain amount should be withheld by the Group from these existing or former executives and employees for payment to the PRC tax authorities. As of December 31, 2011 and 2012, the Group had an outstanding receivable from these existing or former executives and employees of US$46,361 and US$46,476 respectively in relation to the individual income tax liabilities arising from their exercise of share options, which are included in other current assets. A corresponding amount of the Group’s withholding obligation is recorded in accrued expenses and other payables.

(6)	ASSETS CLASSIFIED AS HELD FOR SALE AND LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE

In December 2012, the Group management has been involved in an active program to locate a buyer for LDK Solar Hi-Tech (Hefei) Co., Ltd. (“LDK HF”), a wholly owned PRC subsidiary of LDK Solar Co., Ltd..

The Group management determined that carrying value of assets classified as held for sale was lower than its fair value less cost to sell. Therefore, a loss was recognized for write-down to fair-value less cost to sell, amounting to US$ 74,178 for the year ended December 31, 2012.

The disposal transaction is expected to be structured as sale of the shares of a subsidiary and the Company elects to classify the deferred taxes associated with the individual assets and liabilities as assets or liabilities held for sale.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

The followings table details the Group’s assets classified as held for sale and liabilities directly associated with assets classified as held for sale as at December 31, 2012:

December 31, 2012
Assets classified as held for sale
Cash and cash equivalents	554
Pledged bank deposits	21,043
Trade accounts and bills receivable, net	1,564
Inventories	26,801
Other current assets	56,348
Prepayments to suppliers, net	543
Property, plant and equipment, net	420,646
Land use rights	40,865
Other non-current assets	17,355

Subtotal	585,719

Write-down of assets held for sale to fair value less cost to sell	(74,178)

Total assets	511,541

Liabilities directly associated with assets classified as held for sale
Borrowings	(353,959)
Bills payable	(74,408)
Trade accounts payable	(8,610)
Advance payments from customers	(10)
Accrued expenses and other payables	(84,761)

Total liabilities	(521,748)

(7)	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31, 2011	December 31, 2012
Buildings	815,713	799,628
Plant and machinery	2,445,506	2,184,660
Furniture, fixtures and office equipment	31,358	32,057
Motor vehicles	8,066	7,185

	3,300,643	3,023,530
Less: accumulated depreciation	(523,539)	(734,927)
Construction in progress	1,095,257	798,690

	3,872,361	3,087,293

Depreciation expense was US$153,196, US$221,119 and US$254,627, for the years ended December 31, 2010, 2011 and 2012, respectively, of which 98.13%, 95.66% and 96.09% is recorded in cost of goods sold for the years ended December 31, 2010, 2011 and 2012.

Construction in progress as of December 31, 2012 includes US$111,703 (2011: US$239,112) of furnaces, wire saws for wafer production and other equipment for polysilicon, cell and module production that have been received but is pending installation.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

For the year ended December 31, 2012, the Group determined that the carrying value of certain machinery and equipment was no longer recoverable based on management’s assessment. As a result, the Group recorded an impairment loss of US$109,027 in 2012, which is included in “Impairment loss for property, plant and equipment” in the consolidated statements of operations.

(8)	REDEEMABLE NON-CONTROLLING INTERESTS

On December 30, 2010, LDK Silicon & Chemical Technology Co., Ltd. (“LDK SCT”), one of the Company’s wholly owned subsidiaries, entered into a subscription investment agreement with China Development Bank Capital Corporation Ltd., two investment funds affiliated with China Construction Bank Corporation Ltd. and an investment fund affiliated with another major PRC bank (collectively as “the Strategic Investors”) to allot and issue 240,000,000 series A redeemable convertible preferred shares for an aggregate issuance price of US$ 240,000. The transaction was consummated with the preferred shares allotted and issued on June 3, 2011. The preferred shares on an as-if-converted basis represented approximately 18.46% of the aggregate issued and outstanding share capital of LDK SCT on the closing date, with the Company holding the remaining 81.54%.

Pursuant to the investment agreement, the Strategic Investors have the right to convert all or any portion of their preferred shareholdings into ordinary shares of LDK SCT at the initial conversion ratio of 1:1 at any time after the date of issuance of the preferred shares and prior to the closing of a qualified initial public offering of LDK SCT (“Qualified IPO”). The initial conversion ratio is subject to certain standard anti-dilution provisions. The strategic investors also have the right to require the Company and/or LDK SCT to redeem the preferred shares if (i) LDK SCT has not completed a Qualified IPO by June 3, 2013, or (ii) a material breach of the terms and conditions of the investment agreements by the Company, LDK SCT, their respective subsidiaries, and Mr. Xiaofeng Peng (“Mr. Peng”). In the event of any redemption under this right, the redemption price is equal to 100% of the subscription price of US$240,000, plus a 23% internal rate of return on such subscription price minus any dividends paid up to the date of redemption plus an annual dividend on a pro rata basis among all shareholders of LDK SCT up to an amount of its retained earnings so that the strategic investors will receive at least US$15,000 of such dividend, to the extent the declaration and distribution of such dividend are permitted by laws and contractual obligations applicable to LDK SCT. LDK SCT will not be liable for the declaration and distribution of such dividend if, by the end of that year, it has received an approval for listing of its shares on an internationally recognized stock exchange for a Qualified IPO and the Qualified IPO is consummated within three months from the date of the listing approval. In addition, a cash compensation is paid to the Strategic Investors if the consolidated net profit of LDK SCT and its subsidiaries fails to achieve the targeted net profits for each of 2010 and 2011. Management concluded that the net profit target of LDK SCT and its subsidiaries was met for 2010 and 2011. Accordingly, no cash compensation has been recognized. The Company also pledged 15% of its equity interests in Jiangxi LDK Solar Hi-Tech Co., Ltd. (“JXLDK”) to China Development Bank Capital Corporation Ltd, which shall expire and automatically terminate immediately prior to the Qualified IPO.

The series A preferred shares issued by LDK SCT was recorded and accounted for as redeemable non-controlling interests outside of permanent equity in the Group’s consolidated balance sheets in accordance with ASC 480-10. In accordance with ASC 810-10-65, changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions. The redeemable non-controlling interest was initially measured at the non-controlling interests’ share of the carrying amount of LDK SCT’s net assets as of June 3, 2011.

The difference between the measurement under ASC 810-10-65 of US$ 170,716 and the fair value of US$ 240,000 of the redeemable non-controlling interests was recorded in additional paid-in capital.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

Subsequently, the redeemable non-controlling interests is carried at the higher of (1) the initial carrying amount, increased or decreased for the non-controlling interests’ share of net income or loss or (2) the expected redemption value. The redemption value of redeemable non-controlling interests includes the principal subscription price of US$240,000, the 23% internal rate of return and the annual dividend of US$15 million. The change of the carrying amounts of the redeemable non-controlling interests is recognized as net income attributable to redeemable non-controlling interests in the consolidated statements of operations. Adjustments to reflect the current period change in the excess, if any, of the redeemable non-controlling interests’ redemption value over their ASC 810-10 measurement amount is recorded against permanent equity in retained earnings.

The change in the carrying amount of redeemable non-controlling interests for the years ended December 31, 2011 and 2012 is as follows:

December 31, 2011
Balance as of December 31, 2010	—
Recognition of redeemable non-controlling interests on June 3, 2011	170,716
Earnings attributable to the redeemable non-controlling interests	11,522
Foreign currency translation adjustment	2,866
Accretion to redemption value of redeemable non-controlling interests	34,590
Balance as of December 31, 2011	219,694

December 31, 2012
Balance as of December 31, 2011	219,694
Loss attributable to the redeemable non-controlling interests	(41,963)
Foreign currency translation adjustment	328
Accretion to redemption value of redeemable non-controlling interests	153,984
Payment of dividend to redeemable non-controlling interests	(8,749)
Balance as of December 31, 2012	323,294

(9)	INVESTMENT IN ASSOCIATES AND A JOINTLY-CONTROLLED ENTITY

In January 2008, the Group acquired a 33.5% equity interest in Jiangxi Sinoma New Material Co., Ltd. (“Sinoma”), a crucible manufacturer based in the PRC, from an unrelated party. The investment is accounted for under equity method.

In March 2009, the Group entered into a joint venture agreement with Q-cells SE (“Q-Cells”) to form a jointly-owned company named LQ Energy GmbH (“LQ Energy”), which is engaged in the investment in solar projects. The Group’s contributed capital represented 51% of the share capital of LQ Energy. The Group accounts for its investment in LQ Energy using the equity method because the minority shareholder has significant participating rights in determining certain financial and operating decisions of LQ Energy that are made in the ordinary course of business. Such participating rights include but are not limited to the selection of solar projects. In April 2012, the Group transferred all of its 51% share capital in LQ Energy to

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

Q-Cells for a consideration of US$43,159, among which US$39,453 was set off against the balance of advance payment from Q-Cells. The remaining consideration of US$3,706 was received in June 2012. The Group recognized a gain of US$ 3,427 in other income in the statement of operations for the year ended December 31, 2012.

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

Other non-current assets includes an available-for-sale equity security with a carrying amount of US$5,775 (2011:US$10,265) as of December 31, 2012, which represented 8 million equity shares of Beijing Jingyuntong Technology Co., Ltd. (“JYT”) held by the Company’s subsidiary in the PRC, JXLDK. The equity shares in JYT accounted for approximately 1% of JYT’s total equity interests and are restricted for sale for a 36-month periods after the completion of JYT’s initial public offering in the PRC in September 2011. The Group initially recognized the investment at cost before the shares of JYT became marketable, and subsequently measured it at its fair value of US$5,775 as of December 31, 2012 based on the quoted price of shares of JYT and adjusted by a 25% discount to reflect the sale restriction. The unrealized gain (loss) of approximately US$6,653 and US$(3,368), net of tax (expense)/benefit of US$(2,218) and US$1,122 was recognized as other comprehensive income for the years ended December 31, 2011 and 2012, respectively.

For the year ended December 31, 2012, the Group determined that the carrying value of certain intangible assets related to trademark and customer relationships included in “Other non-current assets” were no longer recoverable based on management’s assessment. As a result, the Group recorded an impairment loss of US$25,255 in 2012, which is included in “Impairment loss for intangible assets” in the consolidated statements of operations.

(11)	BORROWINGS

(a)	Current

	December 31, 2011	December 31, 2012
Bank borrowings – secured	427,618	599,906
Bank borrowings – unsecured	1,260,765	1,718,590
Current installments of long-term bank borrowings (Note (b))	343,640	72,831

	2,032,023	2,391,327

The short-term borrowings outstanding as of December 31, 2012 carry a weighted average interest rate of 6.050% (2011: 6.236%).

The Group’s secured short-term borrowings of US$563,155 are secured by the Group’s bills receivable, inventories, plant and machinery, land use rights and SPI’s outstanding shares with the carrying amounts of US$268, US$44,079, US$732,534, US$175,850 and US$7,500 as of December 31, 2012, and among which US$153,846 are guaranteed by the Company’s shareholder, Mr. Peng.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

The Group’s secured short-term borrowings of US$36,751, along with secured long-term borrowings of US$45,000 (Note 11(b)) are secured by the Group’s plant and machinery and land use rights with carrying amounts of US$140,753 and US$6,337 respectively as of December 31, 2012, and are guaranteed by the Company’s shareholder, Mr. Peng.

The Group’s unsecured short-term borrowings of US$199,753 are guaranteed by Mr. Peng and his spouse Ms. Zhou Shan together. The Group’s unsecured short-term borrowings of US$7,955 are guaranteed by Xinyu Credit Guarantee Center, respectively.

Outstanding unsecured short-term borrowing totaling US$9,546 borrowed by JXLDK from China Construction Bank contain financial covenants. The covenants specify that if JXLDK’s debt to asset ratio exceeds 75% or the current ratio is below 0.9, which are calculated based on its financial statements prepared under PRC GAAP, China Construction Bank may take actions as defined in the borrowing agreement, including but not limited to the demand of immediate repayment of the outstanding borrowing balance. As of December 31, 2012, JXLDK’s debt to asset ratio and the current ratio did not meet the ratio requirement. JXLDK has obtained a waiver letter dated April 11, 2013 from China Construction Bank confirming that it will not require JXLDK to repay the outstanding borrowing prior to maturity date as a result of the breach of above financial covenants.

Outstanding unsecured short-term borrowing totaling US$60,000 borrowed by JXLDK from China Development Bank contain financial covenants. The covenants specify that if JXLDK’s debt to asset ratio exceeds 85% or the current ratio is below 0.7, which are calculated based on its financial statements prepared under PRC GAAP, China Development Bank may take actions as defined in the borrowing agreement, including but not limited to the demand of immediate repayment of the outstanding borrowing balance. As of December 31, 2012, JXLDK’s debt to asset ratio and the current ratio did not meet the ratio requirement. As a result, China Development Bank has the right to accelerate the repayment of the borrowings in accordance with the borrowing agreement, but to date, JXLDK has not received any notice of event of default or noticed any threat to accelerate the stated maturity of such borrowing.

Outstanding long-term borrowings with an original maturity date beyond December 31, 2013, totaling US$97,305 borrowed by JXLDK from China Development Bank contain financial covenants. The covenants specify that if JXLDK’s debt to asset ratio exceeds 75% or the current ratio is below 0.7, which are calculated based on its financial statements prepared under PRC GAAP, China Development Bank may take actions as defined in the borrowing agreement, including but not limited to the demand of immediate repayment of the outstanding borrowing balance. As of December 31, 2012, JXLDK’s debt to asset ratio and the current ratio did not meet the ratio requirement. The Company reclassified these borrowings from long-term borrowings to short-term borrowings as of December 31, 2012.

Outstanding long-term borrowings with an original maturity date beyond December 31, 2013, totaling US$131,732 borrowed by JXLDK from China Construction Bank contain financial covenants. The covenants specify that if JXLDK’s debt to asset ratio exceeds 75% or the current ratio is below 0.9, which are calculated based on its financial statements prepared under PRC GAAP, China Construction Bank may take actions as defined in the borrowing agreement, including but not limited to the demand of immediate repayment of the outstanding borrowing balance. As of December 31, 2012, JXLDK’s debt to asset ratio and the current ratio did not meet the ratio requirement. The Company reclassified these borrowings from long-term borrowings to short-term borrowings as of December 31, 2012.

Outstanding long-term borrowing with an original maturity date beyond December 31, 2013, totaling US$17,000 borrowed by the Company from China Development Bank contain financial covenants. The covenants specify that if the ratio of the weighted average market value of SPI’s outstanding shares to the

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

principal amount of the loan is less than 2:1 on any test date, China Development Bank may take actions as defined in the borrowing agreement, including but not limited to the demand of immediate repayment of the outstanding borrowing balance. As of December 31, 2012, the ratio of the weighted average market value of SPI’s outstanding shares to the principal amount of the loan was 0.69:1. The Company reclassified these borrowings from long-term borrowings to short-term borrowings as of December 31, 2012.

In addition, outstanding borrowings from certain banks totaling US$1,256,956 contain subjective acceleration provision that may be triggered by material deterioration of the Group’s financial condition or event of default of other financial indebtedness. While the Company currently does not believe that it is probable that repayment of these borrowings will be accelerated by the related banks, if the related banks have concerns over the Group’s current financial condition, they have the right to accelerate the repayment of the borrowings. Accordingly, the Company reclassified such borrowings of US$642,490 from long-term borrowings to short-term borrowings as of December 31, 2012. But to date, the Group has not received any notice of event of default or noticed any threat to accelerate the stated maturity of such borrowings.

As of December 31, 2012, the Group has total revolving credit of US$1,167,528 (2011: US$4,153,881) and unused credit of US$95,682 (2011: US$1,650,126) which it can draw upon.

(b)	Long-term

	December 31, 2011	December 31, 2012
Bank borrowings - secured	492,958	65,000
Bank borrowings - unsecured	741,114	37,831

	1,234,072	102,831
Less: current installments	(343,640)	(72,831)

	890,432	30,000

The long-term borrowings outstanding as of December 31, 2012 bear interest at a rate per annum equal to a variable interest rate that is repriced either (a) annually with reference to the prevailing base lending rate pronounced by People’s Bank of China (“PBOC”), or (b) semi-annually or quarterly with reference to the prevailing six-month US LIBOR rate. The weighted average interest rates for the years ended December 31, 2012 and 2011 were 4.8613% and 6.5267%, respectively.

In addition to the aforementioned secured long-term borrowings of US$45,000 (Note 11(a)), which are secured by the Group’s plant and machinery and land use right, the remaining secured long-term borrowings of US$20,000 are secured by the Group’s machinery with a carrying amount of US$68,703 as of December 31, 2012, and are guaranteed by the Company’s shareholders, Mr. Peng and Ms. Zhou Shan.

Future principal repayments on the long-term bank borrowing are as follows:

2013	72,831
2014	15,000
2015	15,000

102,831

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

(12)	ADVANCE PAYMENTS FROM CUSTOMERS

The Group requires certain customers to make prepayments before delivery has occurred. Such prepayments are recorded as advances from customers in the Group’s consolidated financial statements, until delivery has occurred. Advances from customers for which the deliveries of goods are expected to occur after twelve months are classified as non-current liabilities in the Group’s consolidated balance sheets. Advance payments from customers are reclassified to other payables when the related wafer supply contracts or orders are cancelled, early terminated, expired or in dispute and it is probable that the Group will refund the advance payment balances to the customers. Several customers ceased to execute the wafer purchase contracts with the Group due to dispute over wafer price during the years ended December 31, 2011 and 2012. The Group initiated either arbitrations or negotiation with those customers in an effort to resume the execution of contracts. However, no active response was received from those customers and certain customer had demanded termination of contract and repayment of advance wafer payments. As a result, the Group assessed that it is probable that certain advances received from customers will be paid back by the Group and accordingly, advance payments of US$16,577 and US$ nil were reclassified to other payables during the years ended December 31, 2011 and 2012, respectively. Such non-cash reclassification from advance from customers to other payables was included in the “Changes in operating assets and liabilities” in the Group’s consolidated statements of cash flows.

The Group reached agreements with certain customers to terminate their long-term solar wafer supply agreements, which included a “take-or-pay” provision that required the customers to purchase minimum volumes of wafer at pre-determined fixed prices according to a pre-determined schedule. As part of the original supply agreements, these customers made an advance payment representing a portion of the contract value to the Group. In exchange for the Group’s agreement to terminate the original supply agreement, some of these customers agreed to cancel the original supply agreements by forfeiting the advance payments. For other customers, the Group obtained an arbitration award or legal counsel opinion in favor of the Group’s claim to confiscate the advance payments due to the customers’ failure to purchase the minimum volume in accordance with the original supply agreements. Therefore, the Group recognized a total contract cancellation revenue of US$ nil, US$ 27,826 and US$ 92,233 for the year ended 2010, 2011 and 2012.

(13)	ACCRUED EXPENSES AND OTHER PAYABLES

Components of accrued expenses and other payables are as follows:

	December 31, 2011	December 31, 2012
Purchase of equipment	478,197	348,296
Withholding individual income tax payable (a)	47,652	47,768
Income tax payables	6,207	5,026
Accrued payroll and welfare	11,577	23,599
Other payable due to customers (Note 12)	89,491	89,533
Other payable due to litigation and claims (b)	0	46,668
Other accruals and payable	116,264	165,987

	749,388	726,877

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

(a)	Withholding individual income tax payable

As of December 31, 2011 and 2012, the Group had withholding individual income tax payable of US$47,652 and US$47,768 respectively, arising from the Group’s withholding tax obligation in relation to the exercise of share options by certain of the Group’s executives and employees pursuant to PRC tax regulations (see Note 5).

In 2008, the Group obtained notices from the relevant PRC Tax Authority granting deferral of the payment of such withholding tax obligation until the Group’s executives and employees sell their shares, at which time the Group will withhold the tax and remit it on behalf of the employees. Since the Group has no control over the payment timing, the Group has classified the payable as a current liability as of December 31, 2011 and 2012.

(b)	Other payable due to litigation and claims

On June 1, 2012, the Group received a notice from Beijing Jingyuntong Technology Co., Ltd. (“JYT”), one of its wafer equipment suppliers, to terminate the wafer equipment sales agreement entered into in July 2008. JYT also requested the Group to pay penalty as stipulated in the agreement as a result of the delay in accepting the equipment and settlement of installment payment for these equipment to be delivered in accordance with the schedule agreed in 2011. On June 8, 2012, JYT issued an arbitration request to claim for the penalty with respect to the termination of the sales agreement. In December 2012, the China International Economic and Trade Arbitration Commission (“CIETAC”) stated that by virtue of the arbitration proceedings, LDK needed to pay a penalty in the amount of approximately US$46,668 to JYT. As a result, the Group recorded such penalty payable of US$ 46,668 and charged it to general and administrative expenses in the statement of operations for the year ended December 31, 2012.

(14)	CAPITAL LEASE OBLIGATIONS

In December 2011 and 2012, the Group sold certain newly purchased equipments and equipments pending installation (collectively “Leased Assets”) with carrying amounts of US$113,621 and US$7,959 to third-parties (the “purchaser-lessors”) for cash consideration of US$95,526 and US$6,284, respectively, and simultaneously entered into several 2-4 year contracts and two 18 year contracts to lease back the Leased Assets from the purchaser-lessors. Pursuant to the terms of the contract, the Group is required to pay to the purchaser-lessors quarterly lease payments over 1-18 years and is entitled to a bargain purchase option at the end of the lease. The leases are classified as capital leases. In connection with these sale-leaseback transactions, the Group recognized a loss of approximately US$18,095 and US$1,675 during the years ended December 31, 2011 and 2012 respectively, which is being deferred and amortized in the consolidated statements of operations over the useful life of the leased assets.

The gross amount of plant and equipment and related accumulated amortization recorded under capital leases are as follows:

	December 31, 2011	December 31, 2012
Plant and machinery	119,086	89,089
Less: accumulated amortization	(9,824)	(16,182)

	109,262	72,907
Construction-in-progress – equipment pending installation	24,053	14,829

	133,315	87,736

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

Amortization of assets held under capital leases is included in depreciation expense.

Future minimum lease payments under capital lease obligations as of December 31, 2012 are as follows:

Year ending December 31:
2013	45,611
2014	26,834
2015	13,137
Beyond 2015	9,888

Total minimum lease payments	95,470
Less: Amounts representing interest (at interest rate of 7.79%)	(12,042)

Present value of minimum payments	83,428
Current portion	(41,698)

Non-current portion	41,730

(15)	CONVERTIBLE SENIOR NOTES

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

The Company separated the 4.75% convertible senior notes into a liability component and an equity component. The carrying amount of the liability component was calculated by measuring the fair value of a similar liability (including any embedded features other than the conversion option) that does not have an associated equity component. The carrying amount of the equity component representing the embedded conversion option was determined by deducting the fair value of the liability component from the initial proceeds ascribed to the 4.75% convertible senior notes as a whole. The excess of the principal amount of the liability component over its carrying amount is amortized to interest expense over the expected life of a similar liability that does not have an associated equity component using the effective interest method. The equity component is not re-measured as long as it continues to meet the conditions for equity classification.

Issuance and transaction costs incurred at the time of the issuance of the 4.75% convertible senior notes with third parties are allocated to the liability and equity components in proportion to the allocation of proceeds and accounted for as debt issuance costs and equity issuance costs, respectively.

During the year ending December 31, 2010, the Group repurchased US$8,000 aggregate principal amount of Convertible Senior Notes for a total cash consideration of US$7,719. Debt issuance costs and debt discount totaling US$88 were written off along with the repurchase transaction. A gain of US$193 on the repurchase was recorded in other income.

In December 2010, the Company completed an exchange of certain Existing Notes with Notes in an aggregate principal amount of US$31,918 (“the New Notes”). The only material difference between the New Notes and Existing Notes is the absence in the New Notes of the provisions contained in the Existing Notes that allowed the holder of the Existing Notes to require the Company to repurchase all or a portion of

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

their Existing Notes on April 15, 2011. The Company determined that the New Notes are not substantially different from the Existing Notes and the exchange is accounted for as modification of Existing Notes.

In March, May and September 2011, the Group repurchased US$5,400, US$200 and US$10,832 aggregate principal amount of Convertible Senior Notes for a total cash consideration of US$5,397, US$200 and US$7,393 respectively. Debt issuance costs and debt discount totaling US$7, US$ nil and US$850 were written-off along with the repurchase transactions. A gain of US$2,585 on the repurchase was recorded in other income.

On April 15, 2011, certain holders of the outstanding Convertible Senior Notes exercised the put option and the Company redeemed an aggregate principal amount of US$351,775 of their Convertible Senior Notes.

On April 15, 2013, due to a temporary cash-flow shortage, the Company was not able to make full payments to the holders of the outstanding Convertible Senior Notes in an aggregate principal amount of US$ 23,793, plus interest, which is due and payable on their maturity date of April 15, 2013. The Company privately and individually negotiated with two holders of such Convertible Senior Notes in the aggregate principal amount of US$ 16,553, and reached settlement with them, shortly before the maturity date, through a partial payment in cash and effectively a loan facility to postpone the repayment of the remaining indebtedness. Subsequent to April 15, 2013 and as of the date of this annual report, the Group has further settled with holders of Convertible Senior Notes of an additional aggregate principal amount of $3,655 through private and individual negotiations. While the Group believes the failure in repayment of a small portion of the Convertible Senior Notes upon their maturity has not triggered a cross-default of the Group’s other indebtedness, there is no assurance that an overall cross-default will not occur as a result, despite of the Group’s efforts in negotiating a settlement with each of the remaining holder as quickly as it can, subsequent to the maturity of the Convertible Senior Notes.

The 4.75% convertible senior notes consisted of the following as of December 31, 2011 and 2012:

	December 31, 2011	December 31, 2012
Equity component (1)	17,774	17,774
Liability component:
Principal	23,793	23,793
Less: debt discount, net (2)	(60)	(14)

Net carrying amount	23,733	23,779

– Current	0	23,779
– Non-current	23,733	0

(1)	Included in the consolidated balance sheets within additional paid-in capital.
(2)	Included in the consolidated balance sheets within convertible senior notes and is amortized over the remaining life of the 4.75% convertible senior notes.

Debt issuance costs and debt discount are amortized as interest expense using the effective interest rate method through the earliest date the holders of the Convertible Senior Notes can demand payments.

As of December 31, 2012, the remaining lives of the 4.75% convertible senior notes are 0.29 year.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

The following table set forth total interest expense recognized related to the 4.75% convertible senior notes during the years ended December 31, 2010, 2011 and 2012, respectively:

	Year ended December 31, 2010	Year ended December 31, 2011	Year ended December 31, 2012
Contractual interest incurred	18,925	6,551	1,130
Amortization of debt issuance costs	3,764	2,196	985
Amortization of debt discount	6,409	1,795	46

Total interest incurred	29,098	10,542	2,161

Effective interest rate of the liability component	7.64%	10.37%	10.37%

(16)	RMB-DENOMINATED US$-SETTLED SENIOR NOTES

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

The Indenture governing the Senior Notes restrict the Company and/or its subsidiaries from incurring additional indebtedness, as defined in the Indenture, unless (i) the Company and/or its subsidiaries are able to satisfy certain financial ratios, or (ii) the Company and/or its subsidiaries are able to incur such additional indebtedness pursuant to any of the exceptions to the financial ratio requirements, and meet other applicable restrictions as specified in the Indenture. In addition, the Indenture governing the Senior Notes includes a number of significant restrictive covenants, such as restriction on the Company’s ability, and the ability of most of its subsidiaries, to declare dividends on capital stock or purchase or redeem capital stock. For the four most recent full fiscal quarters, the “Consolidated Fixed Charge Coverage Ratio”, as defined in the indenture governing the RMB-denominated US$-settled senior notes (“Senior Notes”), is less than the required ratio of 2.5 to 1.0. As a result, the Group will not be able to incur any additional indebtedness until the Group’s “Consolidated Fixed Charge Coverage Ratio” significantly improves on the basis of the Group’s four most recent full fiscal quarters unless such indebtedness falls into one of the permitted exceptions or exemptions, such as re-financing existing indebtedness.

From August 29 to September 2, 2011, the Company repurchased RMB 68,400 (US$ equivalent: US$10,709) aggregate principal amount of the Senior Notes due 2014 in the open market for a total cash consideration of US$8,223. Debt issuance costs and debt discount totaled US$240 was written-off along with the repurchase transactions. Gain of US$2,246 on the repurchase was recorded in other income.

On December 14, 2012, the Company launched a solicitation of consents to obtain the consent of holders of at least a majority in aggregate principal amount of the Senior Notes to certain proposed amendments. On December 21, 2012, the Company received the required number of unrevoked consents from holders of the Senior Notes, which was necessary to approve the proposed amendments. On December 24, 2012, a

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

supplemental indenture giving effect to the Proposed Amendments in compliance with the conditions contained in the Indenture was executed. According to the supplemental indenture, the Company and its subsidiaries are allowed to incur additional indebtedness, subject to various terms and conditions, to enhance the Group’s ability to take necessary actions to improve its liquidity and increase its cash flow under the current market conditions.

The above debt modification was not considered as a substantial modification of debt in accordance with ASC470. No debt extinguishment gain or loss is recognized.

The Senior Notes consisted of the following as of December 31, 2011 and 2012:

	December 31, 2011	December 31, 2012
Principal	258,948	259,581
Less: debt discount, net (1)	(121)	(68)

Net carrying amount	258,827	259,513

(1)	Included in the consolidated balance sheets within RMB-denominated US$-settled senior notes and is amortized over the remaining life of the Senior Notes.

Debt issuance costs and debt discount are amortized as interest expense using the effective interest rate method through the maturity date of the Senior Notes.

The following table set forth total interest expense recognized related to the Senior Notes during the year ended December 31, 2011 and 2012:

	Year ended December 31, 2011	Year ended December 31, 2012
Contractual interest incurred	20,893	25,852
Amortization of debt issuance costs	1,427	1,866
Amortization of debt discount	38	53

Total interest incurred	22,358	27,771

Effective interest rate of the Senior Notes	11.35%	11.35%

(17)	PRC NOTES

On October 19, 2011, JXLDK, a subsidiary in the PRC, sold an aggregate principal amount of RMB 400,000 PRC domestic notes due 2012 (the “Short-term PRC Notes”) to institutional investors in the PRC. The net proceeds from the offering, after deducting offering expenses, were approximately RMB 398,222 (US$ 63,201). The Short-term PRC Notes bear interest at a rate of 7.59% per annum, and are payable on October 21, 2012 (“maturity date”). In October 2012, the Group repaid RMB 400,000 (US$63,639) aggregate principal amount of Short-term PRC Notes.

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

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

The Short-term and Long-term PRC Notes (the “PRC Notes”) do not contain any financial covenants or other significant restrictions.

Debt issuance costs incurred at the time of the issuance of the PRC Notes are capitalized and amortized as interest expense using the effective interest rate method through the maturity date of the PRC Notes.

The following table set forth total interest incurred recognized related to the Long-term PRC Notes during the year ended December 31, 2011 and 2012:

	Year ended December 31, 2011	Year ended December 31, 2012
Contractual interest incurred	324	5,403
Amortization of debt issuance costs	14	230

Total interest incurred	338	5,633

Effective interest rate of the Long-term PRC Notes	6.94%	7.15%

(18)	INTEREST COSTS

The following is a summary of the Group’s interest costs incurred during years ended December 31, 2010, 2011 and 2012:

	Year ended December 31, 2010	Year ended December 31, 2011	Year ended December 31, 2012
Interest costs capitalized	31,321	33,141	4,301

Interest costs charged
– Interest on bank and other borrowings	67,803	157,908	204,910
– Interest on Convertible Senior Notes, RMB-denominated US$-settled Senior Notes and PRC Notes, and amortization of debt issuance costs and debt discount	19,278	31,326	39,423
– Interest on long-term payable due to Q-cells	7,931	704	—
– Settlement of interest rate swap contracts	—	—	4,484
– Change of fair value of interest rate swap contracts	—	—	10,154

Sub-total	95,012	189,938	258,971

Total interest costs	126,333	223,079	263,272

(19)	GAIN ON RESTRUCTURING OF PAYABLES

The Group has entered into various agreements with its suppliers to restructure the Group’s payables. Under these agreements, the suppliers agreed to give fixed discounts and the Group agreed to settle the outstanding payables (after discounts) according to a pre-determined payment schedule. Accordingly, the Group recognized gains on restructuring of payables, amounting to US$ nil, US$ nil and US$ 10,510 for the years ended December 31, 2010, 2011 and 2012, respectively.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

Without recognizing the gain on restructuring of payables, the Group’s net loss available to LDK Solar Co., Ltd. shareholders would have increased by US$10,510, and the basic and diluted loss per ordinary share would have increased by US$0.08 for the year ended December 31, 2012. The Group did not record any gain on restructuring of payables for the years ended December 31, 2010 and 2011.

(20)	PREPAID FORWARD CONTRACTS

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

Since the Prepaid Forward Contracts require physical settlement of a fixed number of ADSs at a fixed price per ADS at the time conditions for physical settlement are met, the shares to be repurchased pursuant to the Prepaid Forward Contracts are treated as retired from June 17, 2008 through December 31, 2012 for purposes of the Company’s basic and diluted earnings (loss) per share calculations during the years ended December 31, 2010, 2011 and 2012 respectively.

(21)	INCOME TAXES

Cayman Islands

Under the current laws of the Cayman Islands, the Company and LDK SCT are not subject to any income tax or capital gains. In addition, there is no withholding tax on payments of dividends by Cayman Islands companies.

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

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

Prior to January 1, 2008, JXLDK was entitled to a tax holiday of 2-year full tax exemption followed by 3-year 50% reduction in the income tax rate starting from 2006 under the then effective tax rules and regulations. Such tax holiday is grandfathered by the CIT Law and its relevant regulations. Accordingly, JXLDK is subject to income tax at 12.5% for 2010.

In December 2009, JXLDK was recognized by the Chinese government as a “High and New Technology Enterprise” (“HNTE”) under the new CIT Law and is entitled to the preferential income tax rate of 15% from 2009 to 2011. Under the CIT Law, where the transitional preferential enterprise income tax policies and the preferential policies prescribed under the CIT Law and its implementation rules overlap, an enterprise may choose the more favorable policy, but may not enjoy multiple preferential policies. JXLDK chose to complete the grandfathered tax holiday of 12.5% for the overlapping period of 2010 and is subject to income tax at 15% for 2011. In November 2012, JXLDK renewed its HNTE status and is therefore entitled to the preferential income tax rate of 15% from 2012 to 2014.

In September 2011, Jiangxi PV Silicon Technology Co., Ltd. (“LDKPV”) was recognized by the Chinese government as an HNTE and is entitled to the preferential income tax rate of 15% from 2011 to 2013. Based on the evaluation of LDKPV’s conformity to the qualification criteria for HNTE, management considered that LDKPV is not qualified as a HNTE in 2012. Therefore, LDKPV was subject to income tax rate at 25% for 2012.

HK SAR

The Company’s Hong Kong incorporated subsidiaries are subject to Hong Kong Profits Tax at 16.5% on income arising in or derived from Hong Kong. No provision for Hong Kong Profits tax was made as they sustained tax losses for each of the years ended December 31, 2010, 2011 and 2012, where applicable. The payments of dividends by Hong Kong tax residents are not subject to Hong Kong withholding tax.

United States

LDK USA and SPI are subject to US federal statutory tax rate of 34% and are also subject to the state of California income tax rate of 8.84%. The state income tax paid is deductible for US federal income tax purposes.

European Countries

LDK Solar Europe Holding S.A. (“LDK Europe”) is incorporated in Luxemburg and is subject to a 28.59% corporate tax rate. Capital repayment received from LQ Energy within one year after the incorporation of LQ Energy is subject to 26.375% withholding tax rate.

All of the Company’s subsidiaries incorporated in Italy are subject to corporate income tax at 31.4%.

LDK Trading Service Germany Limited (“LDK Germany Trading”), LDK German Holding Gmbh (“LDK Germany Holding”) and Sunways are incorporated in Germany and are subject to 15% corporate income tax, plus a solidarity surcharge of 5.5% on corporate income tax and a trade tax rate depends on the location of the company. LDK Germany Trading and LDK German Holding are subject to an effective income tax rate of 32.98%. Sunways is subject to an effective income tax rate of 29.80%.

LDK Solar Spain S.L. is incorporated in Spain and is subject to a 30% corporate tax rate.

LDK Solar Tech, Europe, GmbH is incorporated in Switzerland and is subject to a 21.17% corporate tax rate.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

The income tax expense (benefit) attributable to earnings (loss) from operations, which is substantially derived from PRC sources, consists of:

	Current	Deferred	Total
Year ended December 31, 2012
PRC	1,183	6,845	8,028
U.S. Federal	146	0	146
U.S. State and Local	25	0	25
Other jurisdictions	612	33	645

	1,966	6,878	8,844

Year ended December 31, 2011
PRC	34,436	(26,476)	7,960
U.S. Federal	279	0	279
U.S. State and Local	48	0	48
Other jurisdictions	954	(5,100)	(4,146)

	35,717	(31,576)	4,141

Year ended December 31, 2010
PRC	34,948	27,264	62,212
U.S. Federal	18	0	18
U.S. State and Local	8	0	8
Other jurisdictions	(672)	4,644	3,972

	34,302	31,908	66,210

Earnings (loss) before income taxes of the Group consist of the following:

	Year ended December 31, 2010	Year ended December 31, 2011	Year ended December 31, 2012
PRC operations	413,120	(540,245)	(776,361)
U.S. operations	23	(1,318)	(23,904)
Other foreign operations	(50,466)	(63,250)	(242,950)

Total	362,677	(604,813)	(1,043,215)

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

The actual income tax expense differed from the amounts computed by applying the PRC statutory income tax rate of 25% to earnings (loss) before income taxes as a result of the following:

	Year ended December 31, 2010		Year ended December 31, 2011		Year ended December 31, 2012
Earnings (loss) before income taxes	362,677		(604,813)		(1,043,215)

Computed income tax expense (benefit)	90,669	25%	(151,203)	25%	(260,804)	25%
Effect of tax rate differential for entities in non-PRC jurisdictions	7,736	2%	30,156	(5%)	517	(0%)
Change in tax rate	(743)	0%	1,687	0%	(3,355)	0%
Non-deductible expenses
Share-based compensation	2,762	1%	2,482	(1%)	2,278	(0%)
Others	77	0%	47	(0%)	1,888	(0%)
50% additional deduction of R&D expense	(660)	0%	(5,297)	1%	(1,048)	0%
Change in valuation allowance	4,621	1%	174,269	(29%)	261,879	(25%)
Tax effect on transfer of equity interests within the Group	5,103	1%	(44,332)	7%	0	0%
Taxable investment income	0	0%	0	0%	4,510	(0%)
Withholding tax on undistributed earnings of PRC subsidiaries	3,788	1%	(3,788)	1%	0	0%
Tax holiday	(44,561)	(12%)	0	0%	0	0%
Others	(2,582)	(1%)	120	0%	2,979	(0%)

Actual income tax expense	66,210	18%	4,141	(1%)	8,844	(1%)

Without the tax holiday, the Group’s income tax expense would have increased by US$44,561, and the basic and diluted earnings per ordinary share would have decreased by US$0.35 and US$0.33 respectively for the year ended December 31, 2010. The Group did not enjoy any tax holiday for the years ended December 31, 2011 and 2012.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are presented below:

	December 31, 2011	December 31, 2012
Deferred income tax assets:
Inventories write-down	42,395	27,448
Impairment loss on property, plant and equipment	309	20,649
Provision for accounts receivable, prepayments to suppliers and deposit for purchase of property, plant and equipment	37,493	34,551
Provision for loss on firm purchase commitment	5,213	7,047
Accruals	3,976	8,657
Capital lease obligation	1,430	1,417
Deferred revenue	18,720	23,456
Net operating loss carry forwards	155,372	345,174
Government subsidy	5,609	10,487
Derivative financial instruments	0	1,867
Write-down on assets held for sale	0	18,545

Total gross deferred income tax assets	270,517	499,298
Less: valuation allowance	(196,994)	(459,503)

Deferred income tax assets , net of valuation allowance	73,523	39,795

Deferred income tax liabilities:
– Interest capitalized in relation to plant and equipment	(9,679)	(9,421)
– Property, plant and equipment	(7,523)	(1,886)
– Change in fair value of available-for-sale investment	(2,200)	(1,078)
– Investment in an associate	0	(852)

Total gross deferred income tax liabilities	(19,402)	(13,237)

Net deferred income tax asset	54,121	26,558

Classification on consolidated balance sheets:
Deferred income tax assets:
– Current	30,931	8,667
– Non-current	39,376	20,529
Deferred income tax liability:
– Current	0	0
– Non-current	(16,186)	(2,638)

The increase in the valuation allowance for the years ended December 31, 2010, 2011 and 2012 were US$4,621, US$191,122 and US$262,509, respectively. In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. As of December 31, 2012, the valuation allowance of US$459,503 was related to the deferred income tax assets of certain subsidiaries. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management considers the scheduled reversal of deferred income tax liability, projected future taxable income and tax planning strategies in making this assessment. In order to fully utilize the deferred income tax asset, certain PRC subsidiaries will need to generate future taxable income of approximately US$ 107,176.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible or can be utilized, and taking into account the availability of the tax planning strategies, management believes it is more likely than not that the Group will realize the benefits of these deductible differences, net of the valuation allowance, as of December 31, 2011 and 2012. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

As of December 31, 2012, the Group has net operating loss carry forwards of approximately US$ 1,386,963 relating to certain PRC and overseas subsidiaries. Tax losses of the PRC subsidiaries amounted to US$ 1,101,427 as of December 31, 2012, of which US$ 344, US$5,020 and US$476,055 and US$ 620,008 will expire by the end of 2014, 2015, 2016 and 2017 respectively if unutilized. Tax losses of HK subsidiaries of US$ 146,340 as of December 31, 2012 can be utilized indefinitely.

The CIT Law and its relevant regulation impose a 10% withholding income tax for dividends distributed by the PRC subsidiaries to the Company for distribution of earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. The Company did not recognize deferred income tax liabilities of US$ 2,314 for the undistributed earnings of approximately US$ 23,135 of the PRC subsidiaries as of December 31, 2012 as management plans to reinvest these earnings indefinitely in the PRC.

As of January 1, 2010 and for each of the three years ended December 31, 2010, 2011 and 2012, the Group has no unrecognized tax benefits relating to uncertain tax positions. Also, management does not expect that the amount of unrecognized tax benefits will increase significantly within the next 12 months.

The Group’s subsidiaries file their income tax returns in the PRC, Hong Kong, United States and European Union. According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation extends to five years under special circumstances, where the underpayment of taxes is more than RMB 100 thousand (US$ 15). In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Group’s operating subsidiaries in the PRC for the years ended December 31, 2005 through 2012 are open to examination by the PRC state and local tax authorities. The income tax returns of LDK International are open to audit for the years ended December 31, 2006 through 2012 under the statute of limitation established by the Hong Kong Inland Revenue Ordinance.

The PRC tax system is subject to substantial uncertainties. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Group’s PRC entities to substantial PRC taxes in the future.

(22)	COMMITMENTS AND CONTINGENCIES

(a)	Capital commitments

Capital commitments outstanding at December 31, 2011 and 2012 not provided for in the financial statements were as follows:

	December 31, 2011	December 31, 2012
Purchase of property, plant and equipment	443,001	253,200

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

(b)	Polysilicon purchase commitments

In order to secure adequate and timely supply of polysilicon materials, the Group entered into certain multi-year procurement contracts with period from 2009 through 2016 for quantities that are expected to meet the Group’s anticipated production needs. Pursuant to the terms of these contracts, the Group was required to purchase fixed quantities of polysilicon at predetermined fixed price.

As of December 31, 2012, the amount of the fixed and determinable portion of the obligation with respect to these contracts is as follows:

Year ending December 31	USD ‘000
2013	18,790
2014	9,800
2015	7,348
2016	7,348

Total	43,286

(c)	Contingencies

The CIETAC stated that the wafer supply contracts entered into in October 2007 and June 2008 between the Group, Canadian Solar Inc. (“CSI”) and its China-based subsidiary were valid and effective through their respective term under the terms and conditions related to quantities and prices as set forth therein. On December 12, 2012, the CIETAC stated that by virtue of the arbitration proceedings, CSI needed to pay the Group an amount of approximately RMB 248,904 (US$39,551), including advance payment of RMB 60,000 (US$9,534) received and penalty of RMB 188,904 (US$30,017) to be received from CSI, to compensate the Group for the loss of profitability.

The Group recognized a contract cancellation revenue of US$9,534, for which payment had been received. Since it is not virtually certain that an inflow of economic benefits will arise, no contingent asset is recognized in respect of the remaining amount of US$30,017 in the consolidated financial statements as of December 31, 2012.

(23)	ORDINARY SHARES

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

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

In June 2008 and November 2010, the Company issued 750,000 and 1,500,000 ordinary shares respectively to a third party service company in preparation for any future exercise of share options. Ordinary shares held by the service company are reduced when share options are exercised by employees. As these ordinary shares are held by this service company on behalf of the Company and do not contain any voting and dividend rights, they are considered as issued but not outstanding shares and have been excluded in the number of outstanding ordinary shares and the EPS figures as disclosed in the consolidated financial statements as of and for the years ended December 31, 2010, 2011 and 2012. Ordinary shares held by the service company were 249,406, 1,393,362 and 341,645 ordinary shares as at December 31, 2010, 2011 and 2012 respectively.

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

In November 2012, the Company privately issued and placed 25,307,497 ADSs, representing 25,307,497 ordinary shares, at a price of US$ 0.86 per ADS, to Heng Rui Xin Energy Co., Ltd. (“HRX”), a PRC company invested by privately owned and state-owned funds, raising approximately US$21,765.

(24)	STATUTORY RESERVE

Under the Law of the PRC on Enterprises with Wholly Owned Foreign Investment, the Company’s subsidiaries in the PRC are required to allocate at least 10% of their after tax profits, after making good of accumulated losses as reported in their PRC statutory financial statements, to the general reserve fund and have the right to discontinue allocations to the general reserve fund if the balance of such reserve has reached 50% of their registered capital. At the Company level, a transfer of US$ 28,599, US$17,505 and US$ nil from retained earnings to statutory reserve was recorded for the years ended December 31, 2010, 2011 and 2012 respectively.

(25)	SHARE BASED COMPENSATION

On July 31, 2006, the Company adopted the 2006 Stock Incentive Plan (the “Plan”) to recognize and acknowledge the contributions the eligible participants made to the Company and to the business. As of December 31, 2012, options to purchase up to 15,882,630 ordinary shares are authorized under the Plan.

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

Following the Company’s IPO, because the Company did not have a sufficient historical transaction data to date to calculate the volatility, the expected volatility was still based on the historical volatilities of comparable publicly traded companies engaged in similar industry until 2010. In 2011, the Company’s calculation of expected volatility was based on the implied volatility of the Company as of the grant date. In 2012, the Company’s calculation of expected volatility was based on the historical volatility of the Company as of the grant date. Other computational methodologies and assumptions remained unchanged.

	2010	2011	2012
Expected volatility	70.28%~88.64%	58.88%~ 63.96%	97.50%
Expected dividends	0%	0%	0%
Expected term	5.91~8.56 years	5.51~ 6.95 years	4.17~4.89 years
Risk-free interest rate	2.44%~3.88%	3.02%~ 3.66%	2.68%~3.04%
Estimated fair value of underlying ordinary shares	US$5.50~US$9.54	US$3.79~US$7.84	US$4.00~US$4.24
Weighted-average fair value of underlying ordinary shares	US$5.76	US$7.07	US$4.16

Prior to the IPO, the estimated fair value of the underlying ordinary shares granted was determined based on a valuation analysis performed by Sallmanns based on various generally accepted valuation methodologies. Management determined that the income approach was appropriate to determine the fair value of the Company’s business and its share price.

A summary of the non-cash share based compensation expenses for the years ended December 31, 2010, 2011 and 2012 is as follows:

	Year ended December 31, 2010	Year ended December 31, 2011	Year ended December 31, 2012
Costs of goods sold	2,783	1,881	1,323
General and administrative expenses	7,717	7,260	6,669
Selling expenses	57	126	189
Research and development costs	487	660	723

Total non-cash share based compensation expenses	11,044	9,927	8,904

No non-cash share-based compensation expense was incurred for the years ended December 31, 2010, 2011 and 2012 respectively in respect of share options granted to non-employees.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

A summary of options for the years ended December 31, 2010, 2011 and 2012 is presented below:

	Employees	Non- employees	Number of total share option	Weighted average exercise price per share		Weighted average remaining contractual term	Aggregate intrinsic value
For the year ended December 31, 2010
Outstanding as of December 31, 2009	6,332,856	30,000	6,362,856	US$	10.57

Granted during 2010	6,818,437	0	6,818,437	US$	7.12
Exercised	(1,532,712)	0	(1,532,712)	US$	4.55
Forfeited or cancelled	(503,463)	0	(503,463)	US$	21.29
Outstanding as of December 31, 2010	11,115,118	30,000	11,145,118	US$	8.80	6.43 years	29,992

	Employees	Non- employees	Number of total share option	Weighted average exercise price per share		Weighted average remaining contractual term	Aggregate intrinsic value
For the year ended December 31, 2011
Outstanding as of December 31, 2010	11,115,118	30,000	11,145,118	US$	8.8

Granted during 2011	665,700	0	665,700	US$	10.77
Exercised	(1,021,717)	(30,000)	(1,051,717)	US$	4.51
Forfeited or cancelled	(1,269,816)	0	(1,269,816)	US$	9.59
Outstanding as of December 31, 2011	9,489,285	0	9,489,285	US$	9.31	6.64 years	0

	Employees	Non- employees	Number of total share option	Weighted average exercise price per share		Weighted average remaining contractual term	Aggregate intrinsic value
For the year ended December 31, 2012
Outstanding as of December 31, 2011	9,489,285	0	9,489,285	US$	9.31

Granted during 2012	3,909,973	0	3,909,973	US$	5.63
Exercised	0	0	0		0
Forfeited or cancelled	(4,729,150)	0	(4,729,150)	US$	10.99
Outstanding as of December 31, 2012	8,670,108	0	8,670,108	US$	6.73	7.91 years	0

Vested or expected to vest as of December 31, 2012	8,599,646	0	8,599,646	US$	6.74	7.90 years	0

Exercisable as of December 31, 2012	2,302,858	0	2,302,858	US$	7.55	7.16 years	0

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

The total intrinsic value of options exercised during the years ended December 31, 2010 and 2011 was US$4,719 and US$4,160 respectively. There were no share options exercised in 2012.

The Company reduced the exercise price and extended the vesting period of 1,390,170 outstanding share options held by employees in 2012. The total incremental value as a result of the modification amounted to US$1,416 in 2012, which is recognized ratably over 5 years from the date of modification. The Company has elected to bifurcate the amounts and recognize the incremental value over the period from the modification date until the date when the modified share option vest. The modified share options were included in the number of share options granted and number of share options forfeited or cancelled for the year ended December 31, 2012.

As of December 31, 2012, there was US$25,622 (2011: US$29,558) of total unrecognized compensation cost related to non-vested share options. This cost is expected to be recognized over a weighted average period of approximately 2.86 years (2011: 3.31 years). The Company is expected to issue new shares to satisfy share option exercises. Cash received from the exercise of options under the share option plans during 2012 was US$ nil (2011: US$4,745).

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

(26)	EARNINGS (LOSS) PER SHARE

The computation of basic and diluted earnings (loss) per share is as follows:

	Year ended December 31, 2010	Year ended December 31, 2011	Year ended December 31, 2012
Numerator used in basic earnings (loss) per share
Net income (loss) attributable to LDK Solar Co., Ltd. shareholders	290,797	(620,869)	(970,971)
Accretion to redemption value of redeemable non-controlling interests	0	(34,590)	(153,984)

Net income (loss) available to LDK Solar Co., Ltd. shareholders	290,797	(655,459)	(1,124,955)

Plus interest expenses and amortization of convertible senior notes issuance costs and debt discount	19,278	0	0

Numerator used in diluted earnings (loss) per share	310,075	(655,459)	(1,124,955)

Shares (denominator):
Weighted average number of ordinary shares outstanding used in computing basic earnings (loss) per share	125,580,754	133,806,940	130,492,366

Plus incremental weighted average number of ordinary shares from assumed conversion of stock options using the treasury stock method	841,673	0	0
Plus incremental weighted average number of ordinary shares from assumed conversion of convertible senior notes using the as-if converted method	10,145,865	0	0

Weighted average number of ordinary shares outstanding used in computing diluted earnings (loss) per share	136,568,292	133,806,940	130,492,366

Earnings (loss) per share – basic	2.32	(4.90)	(8.62)

Earnings (loss) per share – diluted	2.27	(4.90)	(8.62)

The computation of basic and dilutive earnings (loss) per share for the years ended December 31, 2010, 2011 and 2012 reflects a reduction of the weighted average of 6,345,450 ordinary shares deemed to have been retired as a result of the Prepaid Forward Contracts (see Note 20).

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

During the year ended December 31, 2012, the Group’s dilutive potential ordinary shares outstanding consist of convertible senior notes and share options. The computation of diluted loss per share for the year ended December 31, 2012 did not assume conversion of the convertible senior notes because, when applying the as-if converted method, the effect of the 605,613 ordinary shares issuable upon conversion of the convertible senior notes under the conversion terms of the convertible senior notes agreements was anti-dilutive. In computing diluted loss per share for the year ended December 31, 2012, there was no dilutive effect of outstanding share options of 8,670,108 by applying the treasury stock method because the impact was anti-dilutive.

During the year ended December 31, 2011 the Group’s dilutive potential ordinary shares outstanding consist of convertible senior notes and share options. The computation of diluted loss per share for the year ended December 31, 2011 did not assume conversion of the convertible senior notes because, when applying the as-if converted method, the effect of the 3,398,960 ordinary shares issuable upon conversion of the convertible senior notes under the conversion terms of the convertible senior notes agreements was anti-dilutive. In computing diluted loss per share for the year ended December 31, 2011, there was no dilutive effect of outstanding share options of 9,489,285 by applying the treasury stock method because the impact was anti-dilutive.

During the year ended December 31, 2010, the Group’s dilutive potential ordinary shares outstanding consist of convertible senior notes and share options. The computation of diluted earnings per share for the year ended December 31, 2010 assume conversion of the convertible senior notes because, when applying the as-if converted method, the effect of the 10,145,865 ordinary shares issuable upon conversion of the convertible senior notes under the conversion terms of the convertible senior notes agreements was dilutive. In computing diluted earnings per share for the year ended December 31, 2010, there was dilutive effect of outstanding share options of 841,673 by applying the treasury stock method because the ordinary shares assumed to be issued upon the exercise of the share options was more than the number of shares assumed to be purchased at the average estimated fair value during the period. The proceeds used for the assumed purchase include the sum of the exercise price of the share options and the average unrecognized compensation cost.

(27)	SEGMENT REPORTING AND CONCENTRATION OF RISK

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

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

The following table summarizes the Company’s revenues generated from each segment:

		Year Ended December 31, 2010
	Polysilicon segment	Other PV products segment	Elimination	Total
Net sales	272,791	2,425,874	(189,318)	2,509,347
Depreciation	(67,733)	(82,598)	0	(150,331)
Inventory write-downs	0	(6,113)	0	(6,113)
Gross profit (loss)	60,707	536,850	(39,722)	557,835

		Year Ended December 31, 2011
	Polysilicon segment	Other PV products segment	Elimination	Total
Net sales	599,208	2,012,180	(453,575)	2,157,813
Depreciation	(99,423)	(112,099)	0	(211,522)
Inventory write-downs	(743)	(304,432)	0	(305,175)
Gross profit (loss)	208,972	(81,179)	(167,454)	(39,661)

		Year Ended December 31, 2012
	Polysilicon segment	Other PV products segment	Elimination	Total
Net sales	85,662	837,367	(60,147)	862,882
Depreciation	(108,367)	(136,306)	0	(244,673)
Inventory write-downs	(757)	(180,143)	0	(180,900)
Gross (loss) profit	(113,551)	(265,960)	26,919	(352,592)

The following table summarizes the Group’s net revenues, based on the geographic location of the customers:

	Year ended December 31, 2010	Year ended December 31, 2011	Year ended December 31, 2012
Mainland China	858,988	833,387	275,625
Europe	892,803	619,531	290,671
Asia Pacific excluding mainland China	566,172	571,325	221,940
North America	191,384	133,570	74,646

Total net revenue	2,509,347	2,157,813	862,882

Significant concentrations

The carrying amounts of cash and cash equivalents, pledged bank deposits, trade accounts receivable, prepayments and other current assets represent the Group’s maximum exposure to credit risk in relation to financial assets. As of December 31, 2012, substantially all of the Group’s cash and cash equivalents and pledged bank deposits were held in major financial institutions located in the mainland China, the Hong Kong Special Administrative Region, European Union and USA, which management believes have high credit ratings. As of December 31, 2012, cash and cash equivalents and pledged bank deposits held in

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

mainland China, Hong Kong, European and USA financial institutions amounted to US$283,313 in total and were denominated in the following currencies:

	US$	EUR€	RMB	HKD
	(000’s)	(000’s)	(000’s)	(000’s)
In mainland China	508	193	1,540,214	0
In Hong Kong	3,220	3,328	19	100
In USA	18,703	0	0	0
In European Union	0	8,436	0	0

Total in original currency	22,431	11,957	1,540,233	100

US$ equivalent	22,431	15,823	245,046	13

None of the customers that directly or indirectly contributed, on an individual basis, 10% or more of revenue for the years ended December 31, 2010, 2011 and 2012.

A significant portion of the Company’s outstanding accounts receivables is derived from sales to a limited number of customers. As of December 31, 2011 and 2012, outstanding accounts receivable with individual customer in excess of 10% of total accounts receivables is as follows:

	December 31, 2011	December 31, 2012
Customer A	42,120	16,235

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

In order to secure stable supply of polysilicon and other raw materials, the Group makes prepayments to certain suppliers. Such amounts are recorded as prepayments to suppliers on the consolidated balance sheets and amounted to US$137,424 for the year ended December 31, 2012 (2011: US$146,350). The Group makes the prepayments without receiving collateral for such payments. As a result, the Group’s claims for such prepayments would rank only as an unsecured claim, which exposes the Group to the credit risks of the suppliers. A provision for doubtful recoveries of US$4,749, US$70,459 and US$8,435 for prepayments to suppliers was made for the years ended December 31, 2010, 2011 and 2012, respectively. As of December 31, 2011 and 2012, outstanding prepayments to individual suppliers in excess of 10% of total prepayments to suppliers, net are as follows:

	December 31, 2011	December 31, 2012
Supplier A	4,233	11,392
Supplier B	4,746	0

In addition to the above, the Group also made prepayments to Best Solar Co., Ltd. (“Best Solar”), which is controlled by Mr. Peng, for purchase of modules, which were recorded under due from related parties. See note 28 (a) for details.

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

Solar energy application requires significant initial capital investment. Industry demand for solar energy products depends on the availability of financing to downstream customers. The Group’s business and results of operations were adversely affected by the global economy slowdown, European debt crisis in 2012 and U.S. determination on anti-dumping and countervailing duties together with EU initiation of anti-dumping investigation, which led to volatility in security prices, severely diminished liquidity and credit availability. Severe erosion on average selling price of the Group’s products was witnessed from the second quarter of 2011. This sustainable growth in solar energy market therefore has great uncertainty as the ultimate stabilization of global economy is uncertain under the current macroeconomic market. Demand for our products might fluctuate if solar industry end-customers are not able to finance PV systems at a competitive cost.

The Group cannot assure that there will be no further deterioration of the global credit condition and any resulting effects of changes, including those described above, may have a material and adverse effect on the Group’s business, results of operations and financial condition in 2013.

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

(28)	RELATED PARTY TRANSACTIONS

For the periods presented, in addition to the guarantees and security provided by related parties for the Group’s bank borrowings in Note (11), the principal related party transactions and amounts outstanding with the related parties are summarized as follows:

	Year ended December 31, 2010	Year ended December 31, 2011	Year ended December 31, 2012
Purchases of modules production equipment from Best Solar (note a)	21,248	0	0
Purchases of inventories from Best Solar (note a)	80,869	0	1,434
Purchase of buildings, plant and land use rights from Best Solar (note a)	0	61,574	0
Sales of modules and cells to Best Solar (note a)	4,587	0	0
Sales of PV project to Best Solar (note a)	0	723	2,281
Purchases of low value consumables from a related party (note b)	1,993	573	652
Purchases of auxiliary from a related party (note c)	7,821	11,142	3,056
Purchases of crucibles from an associate (note d)	14,252	18,116	6,220
Transfer of equity interest of a subsidiary to an associate (note d)	0	0	25,455
Sales of modules and other PV products to Geermu Hydropower (note e)	0	36,526	951

(a)	On February 28, 2010, the Group purchased the crystalline module production equipment from Best Solar at a consideration of US$21,248, which approximates their fair value in the market and carrying value as recorded in the books of Best Solar.

The Group purchased the crystalline modules of US$29,426, US$ nil and US$1,434 from Best Solar during the years ended December 31, 2010, 2011 and 2012. The Group also purchased raw materials and supplies relating to crystalline modules production of US$51,443, US$ nil and US$ nil from Best Solar during the year ended December 31, 2010, 2011 and 2012. Furthermore, the Group made prepayment of US$15,573 to Best Solar under a thin-film module purchase agreement during the year ended December 31, 2010.

The Group purchased buildings, plant and land use rights of US$61,574 for module production from Best Solar during the year ended December 31, 2011.

The Group sold crystalline modules and cells of US$4,587 to Best Solar during the year ended December 31, 2010.

The Group sold PV projects of US$723 and US$2,281 to Best Solar during the year ended December 31, 2011 and 2012 respectively.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

The Group settled the payable due to Best Solar related to the purchased buildings, plant and land use rights, amounting to US$11,989, during the year ended December 31, 2012.

The outstanding amounts due from Best Solar as of December 31, 2011 and 2012 were US$1,665 and US$19,320 respectively.

(b)	The Group purchased low value consumables from Jiangxi Liouxin Industry Co., Ltd., (“JXLXI”) which is a company controlled by Mr. Peng, amounting to US$1,993, US$573 and US$652 during the years ended December 31, 2010, 2011 and 2012 respectively. The outstanding amount due to JXLXI was US$1,519 and US$952 as of December 31, 2011 and 2012 respectively.

(c)	The Group purchased auxiliary materials of US$7,821, US$11,142 and US$3,056 from Saiwen Industry (Suzhou) Co., Ltd., (“SZSW”), a company controlled by Mr. Peng, during the years ended December 31, 2010, 2011 and 2012 respectively. The outstanding amount due to SZSW was US$8,340 and US$ nil as of December 31, 2011 and 2012 and due from SZSW was US$850 and US$ 763 as of December 31, 2011 and 2012.

(d)	JXLDK purchased crucibles from Sinoma, which is an equity method investee of JXLDK, amounting to US$14,252, US$18,116 and US$6,220 during the years ended December 31, 2010, 2011 and 2012 respectively.

The Group transferred 100% equity interest of GE ER MU LDK Solar Power Co., Ltd. (“LDK GRM”) to Sinoma with a consideration of US$25,455. The Group and Sinoma agreed to settle the consideration through off-setting the Group’s payable balance due to Sinoma of US$14,110 and the remaining amount of US$11,345 would be treated as advance payments for future purchase of crucibles.

The outstanding amount due to Sinoma was US$9,460 and US$ nil as of December 31, 2011 and 2012 and due from Sinoma was US$ nil and US$11,345 as of December 31, 2011 and 2012.

(e)	The Group sold module and other PV products of US$36,526 and US$951 to Geermu Hydropower, which is an equity method investee of LDK Solar Power Technology (Xinyu) Engineering Co., Ltd., during the year ended December 31, 2011 and 2012. The outstanding amount due from Geermu Hydropower was US$38,805 and US$3,892 as of December 31, 2011 and 2012.

(f)	The Group paid US$3,774 for the PV project construction on behalf of Century Solar Jewel Investments S.A. (“Century”), which is an equity method investee of LDK Europe during the year ended December 31, 2012. The outstanding amount due from Century was US$ nil and US$ 3,774 as of December 31, 2011 and 2012.

(g)	HRX paid US$18,164 for the miscellaneous expense on behalf of JXLDK during the year ended December 31, 2012. The outstanding amount due to HRX was US$ nil and US$ 18,164 as of December 31, 2011 and 2012.

In addition to the above, certain of the Group’s executives and employees exercised share options which vested in 2007, 2008, 2010 and 2011. Pursuant to the PRC tax regulations, the income derived from the exercise of the share options is subject to individual income tax, which should be withheld by the Group from these executives and employees for payment to the PRC tax authorities. The Group had an outstanding receivable from these executives and employees of US$46,361 and US$46,476 as of December 31, 2011 and 2012 respectively in relation to the individual income tax liabilities arising from the exercise of share options by these executives and employees, which are included in other current assets.

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

(29)	LDK SOLAR CO., LTD. (PARENT COMPANY)

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

For the year ended December 31, 2012, US$ nil (2011: US$17,505; 2010: US$28,599) were appropriated from retained earnings and set aside for the statutory reserve by the Company’s subsidiaries in the PRC.

As a result of these PRC laws and regulations, the Company’s subsidiaries in the PRC are restricted in its ability to transfer a portion of its net assets to either in the form of dividends, loans or advances, which consisted of paid-up capital and statutory reserve amounting to US$1,523,098 as of December 31, 2012 (2011: US$1,523,098).

The following presents condensed unconsolidated financial information of the Parent Company only.

Condensed Balance Sheets

	December 31, 2011	December 31, 2012
Cash and cash equivalents	7,129	18
Due from other affiliates	25,775	19,561
Due from subsidiaries	85,400	142,408
Other receivables	250	250
Investment in subsidiaries	1,599,919	439,996
Dividend receivable	0	81,257
Debt issuance costs	5,598	2,750

Total assets	1,724,071	686,240

Accrued expenses and other payables	13,685	12,418
Borrowings	29,800	36,128
Convertible senior notes	23,733	23,779
RMB-denominated US$-settled senior notes, less debt discount	258,827	259,513
Due to subsidiaries	786,338	836,955
Deferred revenue	1,772	1,793
Total equity	609,916	(484,346)

Total liabilities and equity	1,724,071	686,240

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

Condensed Statements of operations

	Year ended December 31, 2010	Year ended December 31, 2011	Year ended December 31, 2012
Revenue	0	4,534	0
General and administrative expenses	(7,769)	(13,667)	(4,910)
Interest income	119	65	0
Interest expense, amortization of discount on exchangeable notes and amortization of convertible senior notes and RMB-denominated US$-settled senior notes issuance costs and debt discount	(19,278)	(30,508)	(31,758)
Foreign currency exchange loss, net	0	(10,871)	(692)
Others	55	4,836	0

Loss before income tax and equity in earnings (loss) from subsidiaries	(26,873)	(45,611)	(37,360)
Equity in earnings (loss) from subsidiaries	318,986	(609,848)	(1,087,595)
Income tax expense	(1,316)	0	0

Net income (loss) available to ordinary shareholders	290,797	(655,459)	(1,124,955)

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

Condensed Statements of Cash Flows

	Year Ended December 31, 2010	Year Ended December 31, 2011	Year ended December 31, 2012
Cash flows from operating activities
Net income (loss)	290,797	(655,459)	(1,124,955)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization of convertible senior notes issuance costs and debt discount	10,174	5,456	2,950
Equity in (earnings) loss from subsidiaries	(318,986)	609,848	1,087,595
Compensation revenue	0	(4,534)	0
Gains on repurchase of convertible senior notes and RMB-denominated US$-settled senior notes	0	(4,831)	0
Others	(193)	0	629
Changes in operating assets/liabilities:
Due from subsidiaries	97,008	(53,515)	(35,794)
Due from an affiliate	0	(25,775)	0
Due to subsidiaries	176,052	47,223	35,617
Other assets/liabilities	(10,162)	6,895	(1,246)

Net cash provided by (used in) operating activities	244,690	(74,692)	(35,204)

Cash flows from investing activities
Investment in subsidiaries	(262,253)	(377,015)	0

Net cash used in investing activities	(262,253)	(377,015)	0

Cash flows from financing activities
Proceeds from related party borrowings	20,173	447,286	0
Proceeds from bank borrowings	0	29,800	12,568
Payment of bank borrowings	0	0	(6,240)
Proceeds from issuance of ordinary shares	18,029	167,329	21,765
Payment of expenses relating to issuance of ordinary shares and convertible senior notes and RMB-denominated US$-settled senior notes	(4,894)	(5,749)	0
Payment of repurchase of ordinary shares	0	(110,559)	0
Proceeds from issuance of RMB-denominated US$-settled senior notes	0	258,657	0
Proceeds from private placements of ordinary shares	0	25,790	0
Payment for repurchase of RMB-denominated US$-settled senior notes	0	(8,223)	0
Payment of convertible senior notes redemption	(7,719)	(364,765)	0

Net cash provided by financing activities	25,589	439,566	28,093

Effect of foreign currency exchange rate changes on cash and cash equivalents	0	10,614	0
Net increase (decrease) in cash and cash equivalents	8,026	(1,527)	(7,111)
Cash and cash equivalents at beginning of year	630	8,656	7,129

Cash and cash equivalents at end of year	8,656	7,129	18

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

(30)	FAIR VALUE MEASUREMENTS

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

•	Convertible senior notes – the estimated fair value was US$18,279 as of December 31, 2012 and was based on the quoted market price in an active market.

•	RMB-denominated US$-settled senior notes – the estimated fair value was US$155,531 as of December 31, 2012 and was based on the quoted market price in an active market.

•	Long-term PRC notes – the estimated fair value was US$72,699 as of December 31, 2012 and was based on the quoted market price in an active market.

•	Available-for-sale equity security of JYT – fair value is based on the quoted price of the share of JYT and adjusted by a 25% discount to reflect the sale restriction.

•	Interest rate swap contracts – fair value is based on the quotation from financial institution.

The table below presents the assets and liabilities measured at fair value on a recurring basis as of December 31, 2012, segregated by the level in the fair value hierarchy within which those measurements fall.

	Carrying amount at December 31, 2012	Fair value at December 31, 2012	Fair value measurements using
			Level 1	Level 2	Level 3
Asset:
Available-for-sale equity security of JYT	5,775	5,775	0	5,775	0
Liability:
Interest rate swap contracts	10,154	10,154	0	10,154	0

The following table presents fair value measurements of assets and liabilities that are measured at fair value on a nonrecurring basis as of December 31, 2012:

Description	Year ended December 31, 2012	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total gains (losses)
Long-lived assets	0	0	0	0	(109,027)
Intangible assets	0	0	0	0	(25,255)
Assets held for sale	511,541	0	0	511,541	(74,178)

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

(31)	DERIVATIVE FINANCIAL INSTRUMENTS

The Group is exposed to certain risks relating to its ongoing business operation in the PRC. The primary risks are foreign currencies risks and interest rate risks, which are managed by using derivative instruments.

The Company’s principal operating subsidiaries are located in the PRC with the Renminbi being their functional currency. The Company’s PRC operating subsidiaries make sales, purchases and capital expenditures and obtain bank borrowings in currencies other than Renminbi, which primarily are in U.S. dollars. Historically, the required payments in U.S. dollars resulting from purchases, capital expenditure and bank borrowings have exceeded receipts in U.S. dollars resulting from sales. Any appreciation of the U.S. dollar against the Renminbi will generally result in foreign exchange losses and adversely affect the Group’s net income. With an aim to reduce its risk exposure, the Company will, on a selected basis, enter into forward contracts with the same financial institutions to forward purchase U.S. dollars when it obtains certain bank borrowings denominated in U.S. dollars through its PRC operating subsidiaries. During the year ended December 31, 2011, the Group entered into foreign exchange forward contracts with notional amount of EUR5,000 against its Euro denominated receivables. During the year ended December 31, 2012, the Group did not enter into any foreign exchange forward contracts.

The Group’s exposure to the risk of changes in market interest rates primarily relates to its bank borrowings. To finance its business operation and expansion, the Company’s PRC operating subsidiaries will obtain short-term and long-term bank borrowings. As of December 31, 2012, the Group had outstanding bank borrowings of US$2,421,327 in total, of which US$940,716 carry variable interest rates with effective interest rates ranging from 3.6429% to 7.7550% per annum as of December 31, 2012. Interest expenses on these bank borrowings may increase as a result of change in market interest rates. With an aim to reduce its interest rate exposure, the Group will, from time to time, enter into interest rate swap contracts with financial institutions in the PRC. During the years ended December 31, 2009 and 2011, the Group entered into two interest rate swap contracts with notional amount of US$60,000 and US$100,000, respectively.

The derivative instruments relating to the foreign exchange forward contracts and interest rate swap contracts entered by the Group did not meet the conditions specified to qualify for hedge accounting. These derivative financial instruments are initially recognized in the balance sheet at fair value and subsequently re-measured to their fair value with changes in fair value included in determination of net income (loss).

The location and fair value amounts of derivative instruments reported in the consolidated balance sheets as of December 31, 2011 and 2012 are as follows:

	Asset derivatives				Liability derivatives
	December 31, 2011		December 31, 2012		December 31, 2011		December 31, 2012
	Balance sheet location	Fair value	Balance sheet location	Fair value	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives not designated as hedging instruments under ASC 815
– Interest rate swap contracts	0	0	0	0	0	0	Other financial liabilities	(3,839)
– Interest rate swap contracts	0	0	0	0	0	0	Other liabilities	(6,315)

Total derivatives		0		0		0		(10,154)

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(Amounts in US$ thousands, except share and per share data)

The effect of derivative instruments on the consolidated statements of operations for the years ended December 31, 2011 and 2012 are as follows:

		Amount of gain (loss) recognized in income (expenses) on derivatives
Derivatives not designated as hedging instruments under ASC 815	Location of gain (loss) recognized in income (expenses) on derivatives	Year ended December 31
		2011	2012
Foreign exchange forward contracts	Foreign currency exchange gain(loss), net	(581)	0
Interest rate swap contracts	Interest expenses	0	(10,154)

Total		(581)	(10,154)

The Group’s derivatives instruments outstanding as of December 31, 2012 do not contain any credit-risk-related contingent features.

(32)	SUBSEQUENT EVENT

(a)	Issuance of new ordinary shares

The Company entered into a share purchase agreement dated January 21, 2013, with Fulai Investments Limited, which has agreed to purchase 17,000,000 newly issued ordinary shares of the Company, subject to the terms and conditions of the share purchase agreement, including a lock-up period for 180 days from the closing date of the contemplated transactions.

On February 28, 2013, the Company sold 5,000,000 newly issued ordinary shares of the Company to Fulai Investments Limited at a purchase price of US$1.83 per share, with an aggregate purchase price of US$9,150.

On March 26, 2013, the Company sold 12,000,000 newly issued ordinary shares of the Company to Fulai Investments Limited at a purchase price of US$1.28 per share, with an aggregate purchase price of US$15,360.

On April 26, 2013, the Company entered into another share purchase agreement with Fulai Investments Limited, which has agreed to purchase 25,000,000 newly issued ordinary shares of the Company at a purchase price of US$1.03 per share, with an aggregate purchase price of US$25,750, subject to the terms and conditions of the share purchase agreement, including a lock-up period for 180 days from the closing date of the contemplated transactions.

Fulai Investments Limited is a company incorporated and existing under the laws of the British Virgin Islands and is wholly owned by Mr. Cheng Kin Ming, a Chinese merchant conducting business in Hong Kong.

(b)	Disposal of LDKHF

On April 12, 2013, the Group signed an agreement to sell and transfer all of the Group’s equity interest in LDK HF, its wholly owned subsidiary, to Hefei High Tech Industrial Development Social Service Corporation (“HF SSC”), an affiliate of the Hefei City government, for approximately RMB 121,000 (US$19,251). According to the agreement, the Group issued a guarantee to HF SSC regarding the collectability of LDK HF’s certain accounts receivable and prepayments. HF SSC also agreed to communicate and discuss with relevant creditors of LDK HF to remove the Group’s existing guarantees provided for LDK HF’s short-term borrowings, amounting to US$312,306, before April 12, 2014.