Form 20-F
period 2013-12-31
LDK Solar Co., Ltd.
filed 2014-11-05
CIK 1385424

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934:

For the fiscal year ended December 31, 2013

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

Jack Lai

Chief Financial Officer

+1 (408) 245-0858 (Telephone)

+1 (408) 245-8802 (Facsimile)

1290 Oakmead Parkway, Suite 306

Sunnyvale, California 94085

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act.

Title of Each Class	Name of Each Exchange on which Registered
American depositary shares, each representing one ordinary share of par value $0.10 per share	New York Stock Exchange, Inc. (until March 31, 2014)

Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Securities Exchange Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 194,793,445 ordinary shares, par value $0.10 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) or the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant as required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Securities Exchange Act. (Check one):

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☐    No  ☐

i

ii

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

For the purpose of this annual report, the total number of our shares issued and outstanding as of December 31, 2013 excludes 6,345,450 American depositary shares, or ADSs, each representing one ordinary share, par value $0.10 each, in our share capital, which were the subject of the prepaid forward contracts we entered into in connection with our issuance in April 2008 of the 4.75% convertible senior notes due April 2013, as they are regarded as issued but not outstanding because the relevant prepaid forward contracts have been terminated.

“LDK Solar” refers to LDK Solar CO., Ltd., a Cayman Islands company, currently in provisional liquidation; “LDK Silicon” refers to LDK Silicon & Chemical Technology Co., Ltd., a Cayman Islands company and subsidiary of LDK Solar; “LDK Silicon Hong Kong” refers to LDK Silicon Holding Co., Limited, a Hong Kong company and subsidiary of LDK Silicon; and “we,” “us” or “our company” refers to LDK Solar and its subsidiaries.

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

The following table sets forth, for the periods indicated, noon buying rates for U.S. dollars in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York, which are published weekly by the Federal Reserve Board:

	Noon Buying Rate
Period	Period End	Average	High	Low
	(Renminbi per $1.00)
2009	6.8259	6.8307	6.8470	6.8176
2010	6.6000	6.7603	6.8330	6.0000
2011	6.2939	6.4496	6.6017	6.3187
2012	6.2301	6.3903	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014
May	6.2471	6.2380	6.2591	6.2255
June	6.2036	6.2306	6.2548	6.2036
July	6.1737	6.1984	6.2115	6.1712
August	6.1430	6.1541	6.1793	6.1395
September	6.1380	6.1382	6.1495	6.1266
October	6.1124	6.1251	6.1385	6.1107

Annual averages in the above table are calculated by averaging the noon buying rates on the last business day of each month during the year. Monthly averages are calculated by averaging the noon buying rates for all days during the month or the elapsed portion thereof.

On October 31, 2014, the noon buying rate for U.S. dollars in effect in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 = Rmb 6.1124.

FORWARD-LOOKING STATEMENTS

This annual report includes “forward-looking statements” within the meaning of, and intended to qualify for the safe harbor from liability established by, the United States Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, especially with our current and on-going restructuring not only offshore China but also onshore China. Some of the risks are listed under “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report. In some cases, you can identify these forward-looking statements by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” “would,” or similar expressions, including their negatives. These forward-looking statements include, without limitation, statements relating to:

•	prospects of our on-going restructuring offshore and onshore China;

•	any dilutive effect of the convertible securities on our capital structure and the ADS trading price;

•	our goals and strategies;

•	impact and likely consequences of the current and on-going fluctuating PV market and overall global economic development on the PV market and on our businesses;

•	our future business development, results of operations and financial condition;

•	expected growth of and changes in the PV industry, solar power industry and renewable energy industry;

•	our ability to maintain and strengthen our position as a leading vertically integrated manufacturer of PV products;

•	our ability to maintain a strong relationship with any particular supplier or customer;

•	effect of competition on demand for and price of our products;

•	determination of the fair value of our ordinary shares and ADSs;

•	any government subsidies and economic incentives to us or to the PV industry;

•	Chinese governmental policies regarding foreign investments;

•	our contemplated equity offerings and debt re-financings; and

•	risks identified under “Item 3. Key Information — D. Risk Factors” in this annual report.

This annual report also contains data related to the solar power market in several countries, including China. This market data, including data from Solarbuzz, includes projections that are based on a number of assumptions. The solar power market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may materially and adversely affect our business and the market price of our ADSs. In addition, the rapidly changing nature of the solar power market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

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

The following selected consolidated statement of operations data (other than ADS data) and selected consolidated statement of cash flow data for the years ended December 31, 2011, 2012 and 2013 and the selected consolidated balance sheet data as of December 31, 2012 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations data (other than ADS data) and selected consolidated statements of cash flow data for the years ended December 31, 2009 and 2010 and the selected consolidated balance sheet data as of December 31, 2009, 2010 and 2011 are derived from our audited consolidated financial statements not included in this annual report. You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects” in this annual report. We have prepared our consolidated financial statements in accordance with generally accepted accounting principles, or GAAP, in the United States, or U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period.

We were incorporated in the Cayman Islands on May 1, 2006 as the holding company for, and currently conduct our operations mainly through, subsidiaries in China, including Jiangxi LDK Solar Hi-Tech Co., Ltd., or Jiangxi LDK Solar, Jiangxi LDK PV Silicon Technology Co., Ltd., or Jiangxi LDK Silicon, Jiangxi LDK Solar Polysilicon Co., Ltd., or Jiangxi LDK Polysilicon, LDK Solar Hi-Tech (Nanchang) Co., Ltd., or LDK Nanchang, and LDK Solar Hi-Tech (Xinyu) Co., Ltd., or LDK Xinyu.

The following table presents our selected consolidated statement of operations data for the periods specified.

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(In thousands, except per share and per ADS data)
Consolidated Statement of Operations Data
Net sales	$1,098,038	$2,509,347	$2,157,813	$862,882	$598,246
Inventory write-downs	(180,213)	(6,113)	(305,175)	(180,900)	(70,707)
Gross profit (loss) (1)	(113,583)	557,835	(39,661)	(352,592)	(226,350)
(Provision) reversal of provision for doubtful recoveries of prepayments to suppliers, trade accounts receivable and other assets	(22,425)	(3,872)	(174,315)	1,210	(188,264)
Loss on write-down of assets held for sale to fair value less cost to sell	—	—	—	(74,178)	—
Impairment loss on intangible assets	—	—	—	(25,255)	—
Impairment loss on property, plant and equipment	—	—	—	(109,027)	(756,239)
Income (loss) from operations (2)	(230,132)	434,917	(460,246)	(807,749)	(1,336,334)
Interest expense and amortization of debt issuance costs and debt discount (3)	(50,068)	(95,012)	(189,938)	(258,971)	(259,876)
Government subsidy	26,927	5,625	33,698	4,242	1,804
Earnings (loss) before income taxes	(254,908)	362,677	(604,813)	(1,043,215)	(1,608,142)

Net income (loss) (4)	$(233,996)	$296,467	$(608,954)	$(1,052,059)	(1,637,211)

(Earnings) loss attributable to non-controlling interests	(229)	(5,670)	(393)	39,125	20,225
(Earnings) loss attributable to redeemable non-controlling interests	—	—	(11,522)	41,963	6,918

Net income (loss) attributable to our shareholders	(234,225)	290,797	(620,869)	(970,971)	(1,610,068)
Accretion to redemption value of redeemable non-controlling interests	—	—	(34,590)	(153,984)	(33,077)

Net income (loss) available to our shareholders (4)	$(234,225)	$290,797	$(655,459)	$(1,124,955)	(1,643,145)

Earnings (loss) per ordinary share (4)
Basic	$(2.18)	$2.32	$(4.90)	$(8.62)	$(9.18)
Diluted	$(2.18)	$2.27	$(4.90)	$(8.62)	$(9.18)
Earnings (loss) per ADS
Basic	$(2.18)	$2.32	$(4.90)	$(8.62)	$(9.18)
Diluted	$(2.18)	$2.27	$(4.90)	$(8.62)	$(9.18)
Ordinary shares used in computation
Basic	107,238	125,581	133,807	130,492	178,931
Diluted	107,238	136,568	133,807	130,492	178,931

(1)	Gross profit (loss) for the years ended December 31, 2009, 2010, 2011, 2012 and 2013 reflected $3,381,000, $2,783,000, $1,881,000, $1,323,000 and $1,531,000 of share-based compensation expense allocated to cost of goods sold, respectively.

(2)	Income (loss) from operations for the years ended December 31, 2009, 2010, 2011, 2012 and 2013 reflected $14,212,000, $11,044,000, $9,927,000, $8,904,000 and $7,470,000 of share-based compensation expense, respectively.
(3)	Interest expense for the years ended December 31, 2009, 2010, 2011, 2012 and 2013 included $14,574,000, $19,278,000, $7,690,000, $2,161,000 and $648,000, respectively, related to interest and the amortization of issuance costs and debt discount of our 2013 convertible notes.
(4)	Our Chinese subsidiary, Jiangxi LDK Solar, is entitled to a tax holiday of two-year full tax exemption followed by three-year 50% reduction in the income tax rate starting from 2006 under the then effective tax rules and regulations. Such tax holiday is grandfathered by the Chinese Enterprise Income Tax Law effective since January 1, 2008 and its relevant regulations. Without this tax holiday, our income tax expense would have increased and our net income and net income available to our shareholders would have been reduced by approximately $44,561,000 for the year ended December 31, 2010. Our basic earnings per share would have been reduced by $0.35 for the year ended December 31, 2010, and our diluted earnings per share would have been reduced by $0.33 for the year ended December 31, 2010. As Jiangxi LDK Solar incurred loss for the years ended December 31, 2009, the above mentioned tax holiday had no impact on our income tax expense, net loss, net loss available to our shareholders, basic loss per share and diluted loss per share for the year ended December 31, 2009.

The following table presents our selected consolidated balance sheet data as of the dates specified.

	As of December 31,
	2009	2010	2011	2012	2013
	(In thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	$384,761	$202,127	$244,072	$98,283	$29,973
Pledged bank deposits	68,913	503,721	565,062	167,185	116,531
Inventories	432,193	474,612	654,947	270,812	90,220
Trade accounts and bills receivable, net	217,892	384,265	491,407	162,210	75,297
Prepayments to suppliers, net	40,784	112,448	28,178	18,402	30,696
Total current assets	1,386,445	1,975,421	2,350,922	1,442,724	476,623
Property, plant and equipment, net	2,608,725	2,993,213	3,872,361	3,087,293	2,175,952
Deposits for purchases of property, plant and equipment and land use right	32,529	144,298	151,701	159,277	31,393
Inventories to be processed beyond one year	10,947	13,024	—	—	—
Prepayments to suppliers expected to be utilized beyond one year	26,482	14,318	11,153	7,978	—
Total assets	4,384,209	5,492,157	6,853,861	5,024,214	3,047,099
Short-term borrowings and current potion of long-term borrowings	980,359	1,501,588	2,032,023	2,391,327	2,525,427
Advance payments from customers, current potion	199,075	196,812	210,412	131,847	96,888
Convertible senior notes, less debt discount	—	355,445	—	23,779	1,616
Rmb-denominated US$-settled senior notes, less debt discount	—	—	—	—	267,601
Redeemable preferred shares	—	—	—	—	387,816
Total current liabilities	2,220,026	3,577,822	4,450,317	4,587,681	4,945,492
Long-term borrowings, excluding current potion	408,062	604,495	890,432	30,000	—
Advance payments from customers — non-current	177,773	148,022	121,740	43,700	18,384
Other payable due to customers	172,848	752	—	—	—
Convertible senior notes, less debt discount	391,642	34,658	23,733	—	—
Rmb-denominated US$-settled senior notes, less debt discount	—	—	258,827	259,513	—
Total liabilities	3,507,273	4,472,419	6,009,243	5,203,684	5,149,480
Redeemable non-controlling interests in the form of preferred shares	—	—	219,694	323,294	—
Ordinary shares	12,977	13,295	13,352	15,883	20,114
Non-controlling interests	37,511	498	15,008	(18,418)	(36,996)
Total equity (deficit)	$876,936	$1,019,738	$624,924	$(502,764)	(2,102,381)

The following table sets forth our selected consolidated statement of cash flow data for the periods specified:

	Year Ended December 31,
	2009	2010	2011	2012	2013
	(In thousands)
Consolidated Statement of Cash flow Data
Net cash provided by (used in) operating activities	$18,614	$559,993	$(286,968)	$39,916	$(174,051)
Net cash used in investing activities	(797,315)	(929,118)	(816,044)	(57,602)	(884)
Net cash provided by (used in) financing activities	$907,315	$180,388	$1,138,499	$(128,586)	$100,517

The following table sets forth our other selected financial and operating data for the periods specified.

	Year Ended December 31,
	2009	2010	2011	2012	2013
Other Financial and Operating Data
Gross margin (1)	(10.3)%	22.2%	(1.8)%	(40.9)%	(37.8)%
Operating margin (1)	(21.0)	17.3	(21.3)	(93.6)	(223.4)
Net margin (1)	(21.3)%	11.8%	(28.2)%	(121.9)%	(273.7)%
Polysilicon production (in MT)	225	5,052	10,455	2,520	—
Average polysilicon selling price (per kilogram)	$—	$59.64	$56.46	$26.05	$—
Wafers sold (in MW)	898.1	1,717.6	1,540.7	896.1	1,483.5
Average wafer selling price (per watt)	$1.05	$0.89	$0.67	$0.28	$0.22
Modules sold (in MW)	32.7	346.1	551.0	371.3	257.3
Average module selling price (per watt)	$1.81	$1.83	$1.31	$0.74	$0.6

(1)	Gross margin, operating margin and net margin represent gross profit (loss), income (loss) from operations and net income (loss), respectively, divided by net sales.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

Investment in our securities including our ADSs and shares involves a high degree of risk. You should consider carefully the following risks and uncertainties, together with other information contained in this annual report, before you decide whether to buy or hold our securities.

Risks Relating to Our Company and Our Industry

We have been undergoing an offshore restructuring pursuant to orders of the Cayman court; and if we are not able to complete and implement the restructuring transactions, we may enter into official liquidation.

The Grand Court of the Cayman Islands, or the Cayman court, appointed joint provisional liquidators, or the JPLs, on February 27, 2014, placing us into provisional liquidation, pursuant to a winding-up petition we filed with the Cayman court on February 21, 2014 on grounds of insolvency in anticipation of our inability to honor our payment obligations under the Rmb-denominated US$-settled 10% senior notes due 2014, or the 2014 senior notes, and our inability to honor the redemption rights of the holders of 240 million series A redeemable convertible preferred shares, par value $0.10 each, of LDK Silicon, or the LDK Silicon preferred shares. Provisional liquidation is a procedure under the Cayman Islands law sometimes used to preserve and protect the assets of a Cayman Islands company until the hearing of a winding-up petition and the appointment of official liquidators. It is also used, as in our case, as a method of protecting a Cayman Islands company from its creditors in order to allow it an opportunity to attempt to reach a compromise or arrangement with its creditors on terms likely to be more advantageous to creditors than realizing and distributing its assets in an official liquidation under the Cayman Islands law. Hong Kong has a similar system to allow such compromise or arrangement with its creditors. In collaboration with the JPLs, we have prepared the schemes of arrangement, or our schemes of arrangement, which were approved by our scheme creditors in October 2014 but subject to sanction by the Cayman court and the High Court of Hong Kong, or the Hong Kong court, respectively, and to certain other conditions to their effectiveness.

If we are not able to implement the restructuring transactions contemplated by our schemes of arrangement in accordance with their terms, and we are not able to find a viable alternative restructuring proposal for LDK Solar, LDK Silicon and LDK Silicon Hong Kong, the JPLs would be obliged to recommend to the Cayman court and the Hong Kong court that such scheme companies be placed into an official liquidation under the Cayman Islands law and the Hong Kong law, respectively. If our provisional liquidation fails and is converted into an official liquidation as described above, such course of action is likely to lead to the insolvency of a majority of our subsidiaries and our inability to continue as a going concern. In addition, if LDK Solar is placed into official liquidation, we would be subject to claims by creditors in each of the jurisdictions of our business operations. As we conduct our principal business operations through our operating subsidiaries based in onshore China and they have outstanding bank borrowings for their onshore operations of approximately $2.4 billion, and as virtually all of our onshore plants, properties, equipment and land use rights have been pledged to Chinese onshore lenders as collateral, if any of our principal onshore operating entities were to be subject to an insolvency process, much of our assets and value would be subject to enforcement action by the Chinese onshore lenders, with the proceeds from such enforcement to be used to repay amounts owing to such Chinese lenders. It is unlikely that any proceeds from this liquidation and sale of onshore assets and businesses will be available to satisfy claims of our offshore creditors, let alone our shareholders.

We are operating, and may continue to operate, with a significant working capital deficit; there exist substantial doubts and uncertainties as to our ability to continue as a going concern.

We had a working capital deficit (being our total consolidated current liabilities exceeding our total consolidated current assets) of $2,099.4 million, $3,145.0 million and $4,468.9 million as of December 31, 2011, 2012 and 2013. We also had a deficit in total equity of $502.8 million and $2,102.4 million as of December 31, 2012 and 2013. We incurred a net loss of $609.0 million, $1,052.1 million and $1,637.2 million in 2011, 2012 and 2013. As of December 31, 2013, we had cash and cash equivalents of $30.0 million, with the majority of our cash and cash equivalents held by our subsidiaries in China. In addition, as of December 31, 2013, our total liabilities amounted to $5,149.5 million, with outstanding short-term borrowings of $2,525.4 million and most of which were the obligations of our subsidiaries in China.

Although the provisional liquidation, if successfully implemented, will do away with many of the restrictions from incurring additional indebtedness, such as the Consolidated Fixed Charge Coverage Ratio under our 2014 senior notes, and do away with the threat of the redemption right of the holders of the LDK Silicon preferred shares, there continue to exist substantial doubts and uncertainties about our ability to continue as a going concern. These doubts and uncertainties largely arise from our substantial existing indebtedness in China, in particular short-term indebtedness, and the necessity for us to incur substantial additional indebtedness in the future, whether to refinance our outstanding and future debt obligations or to fund our capital expenditure and working capital requirements. The volatility and potential deterioration of the PV market conditions and the overall global economies have also added uncertainties regarding the sustainability of the PV industry and adverse impact on the demand for our products. These doubts and uncertainties may create concerns for our creditors, suppliers, customers and other counterparties, and cause them to make it more difficult for us to raise our financing, conduct our business and meet our debt and other obligations. Moreover, our consolidated financial statements do not include any adjustments that might result from the outcome of these doubts and uncertainties, and the adjustments could be substantial.

Although we have formulated a liquidity plan as summarized under “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Key Factors Affecting Our Results of Operations — Ability to seek additional financing for our operations and to execute our liquidity plan,” we cannot assure you that we will be able to successfully execute such liquidity plan. The amount of liquidity that we may need may be greater than we currently anticipate as a result of additional factors and events beyond our control, such as global economic slowdown, continued downturn in the global PV market, potential financial crises globally or in any region where we conduct a significant portion of our business, changes in the regulatory and business environments, including international trade-related sanctions, which may prevent us from operating normally or from effectively competing in the PV industry. All of these and other factors and occurrences may increase our cash requirements and make us unable to satisfy our liquidity requirements and we may, as a result, be unable to continue as a going concern.

We have substantial existing indebtedness and may incur substantial additional indebtedness in the future, which could adversely affect our financial condition and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations; and we may not be able to refinance our current borrowings on terms that are acceptable to us, or at all.

We not only had a working capital deficit for the past years, we also had, and will continue to have, a substantial amount of indebtedness as we disclosed above. As of December 31, 2013, our total liabilities amounted to $5,149.5 million, with outstanding short-term borrowings of $2,525.4 million and no outstanding long-term borrowings. We may, however, incur substantial additional indebtedness from time to time to support our operations. If we or our subsidiaries incur additional debt, the risks that we face as a result of our indebtedness and leverage could intensify. Our substantial existing debt and the incurrence of any additional debt could:

•	limit our ability to satisfy our obligations under our debt instruments;

•	increase our vulnerability to adverse general economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to servicing and repaying indebtedness, thereby reducing the availability of cash flow to fund our working capital, capital expenditures, dividend payments and other general corporate purposes;

•	limit our flexibility in planning for or reacting to changes in the businesses and the industries in which we operate;

•	place us at a competitive disadvantage compared to our competitors with less debt;

•	increase our exposure to interest rate fluctuations;

•	limit our ability to borrow additional funds and impose additional financial and other restrictions on us; and

•	increase the cost of additional financing.

Because the majority of our indebtedness is short-term indebtedness, we may suffer a near-term liquidity problem if we are unable to refinance these borrowings as they become due. As of December 31, 2011, 2012 and 2013, our outstanding short-term borrowings (including current potion of long-term borrowings) were $2,032.0 million, $2,391.3 million and $2,525.4 million, respectively, and our short-term borrowings (excluding the current portion of long-term borrowings) bore a weighted average interest rate of 6.24%, 6.05% and 6.03%, respectively. Generally, our short-term loans contain no specific renewal terms, although we have historically negotiated renewals of some of our loans shortly before they would mature. Subsequent to December 31, 2013 and up to September 30, 2014, as we have disclosed under “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Key Factors Affecting Our Results of Operations — Ability to seek additional financing for our operations and to execute our liquidity plan,” we successfully negotiated with banks and financial institutions in China to renew our short-term borrowings in the aggregate principal amount of $1,565.3 million, representing approximately 99.7% of our total outstanding short-term indebtedness that fell due during the period from January 1, 2014 to September 30, 2014. However, we cannot assure you that we will be able to renew our loans in the future as they mature. If we are unable to obtain renewals of any future loans or sufficient alternative funding on reasonable terms, we will have to repay these borrowings.

Our ability to generate sufficient cash to satisfy our outstanding and future debt and other obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. Although we had positive operating cash flow of $39.9 million in the year ended December 31, 2012, we recorded negative operating cash flow of

$287.0 million and $174.1 million in the years ended December 31, 2011 and 2013, respectively. As such, we cannot assure you that we will have positive net cash flow from operating activities in the future. The Chinese government may also pass measures to tighten credit available in the Chinese market. Further and future monetary tightening measures in China as well as other monetary, fiscal and industrial policy changes by the Chinese government could materially and adversely affect our cost and availability of financing, our liquidity and access to capital, and our ability to operate our business.

If we fail to comply with the undertakings and covenants under our loan agreements or obtain consents or waivers in respect of any breach of these undertakings and/or covenants, our financial condition, results of operations and business prospects may be materially and adversely affected.

Most of our long-term loan agreements and some of our short-term loan agreements between our Chinese operating subsidiaries and the various Chinese banks and financial institutions require the prior written consent of the lenders before we may undertake specified corporate actions or transactions, such as increasing debt financing, providing new guarantees, sale or disposal of major assets, pledge of assets, amending certain corporate registration records, and engaging in certain related-party transactions. Some of our loan agreements with commercial banks in China do not include any materiality threshold under these negative covenants. While we continue to negotiate with our Chinese commercial banks with a view to modifying the form loan agreements approved by their headquarters, we have been using a practice to bridge the timing gap between our operational needs and the banks’ internal procedures. When our operational needs require a financing with a short completion cycle, we would typically orally communicate with our lenders before each such corporate action or transaction and, to the extent the lenders could not provide the prior written consents as requested, would proceed with the corporate action or transaction with their prior oral consents, with the mutual understanding that such lenders would provide their written confirmations of consent as soon as they complete their internal procedures. Therefore, we have in such situations technically failed to comply with the requirements that we obtain prior written consents from our lenders before we undertake certain specified corporate actions or transactions. Most of our lenders have accepted our practice, have subsequently provided their written confirmations of consent in such situations, and have waived our past covenant breaches. But non-consenting lenders have the right to accelerate their loans in accordance with their loan agreements subject to our technical default although, to date, we have not received any notice of event of default or any notice to accelerate the maturity of any such loans from these lenders. All our long-term borrowings repayable to non-consenting banks are classified as short-term borrowings and disclosed in our consolidated financial statements. We cannot assure you that we will succeed in obtaining consents or waivers in the future, or that our lenders will continue to accept this consent-and-waiver arrangement and grant us consents or waivers, or that our lenders will not impose additional operating and financial restrictions on us, and/or will not otherwise seek to modify the terms of our existing loan agreements in ways that are adverse to us.

Although the current consent-and-waiver procedures we have employed for our technical noncompliance under the current prevailing Chinese lending environment have not had any material adverse impact on our liquidity, we cannot assure you that we will not breach any material covenants or undertakings under our loan agreements and we will additionally be able to obtain consents or waivers from our lenders for such breaches. An event of default under our loan agreements may cause acceleration of the repayment of the indebtedness under the relevant loan agreements, which may in turn require us to repay the entire principal amounts, including interest accrued, of certain other existing indebtedness prior to their maturity under cross-default provisions in our existing loan agreements. If we are required to repay a significant portion or all of our existing indebtedness prior to their maturity or if we are unable to borrow additional amounts under existing credit facilities, we may lack sufficient financial resources to make these payments or to fund our other cash requirements. Our lenders may also resort to judicial proceedings to enforce their rights. For example, we had indebtedness in the aggregate principal amount of approximately Rmb 106.7 million outstanding under certain bank acceptance notes issued by a lender in Shanghai. In August 2012, the lender filed a lawsuit at a court in China with respect to amounts due under these bank acceptance notes. Under the auspices of the court, we reached a settlement with the lender. Pursuant to the court-mediated settlement agreement, we agreed to repay, and have partially repaid, the lender all the outstanding principal together with interest before December 31, 2013 under an agreed schedule. As a part of the agreement, we were not construed as having committed any default or event of default under our financing arrangement with the lender. There is no assurance that we will be able to comply with the undertakings and covenants under our loan agreements or obtain consents or waivers in respect of any breach of these undertakings and/or covenants, and there could be disastrous consequences if we fail to comply, with our financial condition, results of operations and business prospects materially and adversely affected.

We require a significant amount of cash to fund our capital expenditure requirements and working capital needs; if we cannot obtain additional sources of liquidity when we need it, our growth prospects and future profitability may be materially and adversely affected.

As of December 31, 2013, we had an annualized production capacity of approximately 19,200 MT of polysilicon, 4.8 GW of solar wafers, 0.3 GW of solar cells and 1.4 GW of solar modules. Due to the uncertainties in the PV market, we not only suspended all of our expansion plans for solar wafers, solar cells and solar modules, including our announced investment to add a light-emitting diode, or LED, sapphire wafer manufacturing capability to our facilities in Nanchang City, Jiangxi Province, and investment to add silane gas production at our Mahong Plant, we have also disposed of all of our equity interest in LDK Solar Hi-Tech (Hefei) Co., Ltd., or LDK Hefei, to third-party investors in exchange for assumption of outstanding indebtedness and an additional cash consideration. LDK Hefei was one of our manufacturing bases for solar cells and solar modules. We will, however, need substantial funding to maintain and improve our PV production capacity and additional funding for the related working capital needs, as well as our research and development, or R&D, activities as we endeavor to be competitive on cost and technology.

We produce polysilicon in two plants, Xiacun Plant, located at Yushui Xiacun Industrial Park in Xinyu City, and Mahong Plant, located at Xinyu Hi-Tech Industrial Park. As of December 31, 2013, our total polysilicon annual production capacity was approximately 19,200 MT, representing contributions of approximately 1,200 MT from our Xiacun Plant and approximately 18,000 MT from our Mahong Plant. In early 2011, in order to make our polysilicon production more efficient and to lower our production cost, we began to implement debottlenecking improvements by installing hydrochlorination facilities at both our Xiacun Plant and Mahong Plant, which would streamline our productions and further increase our aggregate annualized installed production capacity at our polysilicon plants. However, we have been significantly impacted by overcapacity and the reduced demand in the global PV market. According to Solarbuzz, solar-use polysilicon spot prices averaged $75 per kilogram in the first quarter of 2011, $60 per kilogram in the second quarter of 2011, $51 per kilogram in the third quarter of 2011, $30 per kilogram in the fourth quarter of 2011 and $17 per kilogram in the fourth quarter of 2012. As a result, we had to suspend the hydrochlorination installation process since the first quarter of 2012 and our polysilicon production since the third quarter of 2012. In July 2014, we restarted one of the three production lines at our Mahong Plant with the existing silicon tetrachloride (SiCl4 ), or STC, hot carbon rod reactors, or STC thermal converters and test-ran our initial hydrochlorination facilities in September 2014 with the first polysilicon production line at Mahong Plant. Although we expect the hydrochlorination facilities to eventually become the primary converter for STC into trichlorosilane (HSiCl3 ), or TCS, and to have the STC thermal converters operate as a supplemental system to support the hydrochlorination conversion, we will need financing to restart the third polysilicon production line at Mahong Plant with the hydrochlorination facilities attached. Due to the decrease in estimated future market price for solar-grade polysilicon, the operation of the Xiacun Plant remained suspended and the highly uncertainty of its future service potential has caused us to constructively abandon the Xiacun Plant.

Our ability to obtain external financing in the future is subject to a number of uncertainties, including:

•	successful completion of our current offshore restructuring and exit from the provisional liquidation;

•	our future financial condition, results of operations and cash flow;

•	general market conditions for financing activities by companies in our industry;

•	economic, political and other conditions in China and elsewhere;

•	speed and duration of the recovery from the current global economic slowdown; and

•	compliance with terms and conditions contained in our financing arrangements.

If we are unable to obtain funding in a timely manner or on commercially acceptable terms, or at all, our growth prospects and future profitability may be materially and adversely affected.

Reduction or elimination of government subsidies and economic incentives for the PV industry could cause demand and prices for our products to decline, thus adversely affecting our business prospects and results of operations.

Growth of the PV market, particularly for on-grid applications, depends largely on the availability and size of government subsidies and economic incentives granted by various governments. The cost of solar power now substantially exceeds the cost of conventional power provided by electric utility grids in most locations around the world. Various governments have used different policy initiatives to encourage or accelerate the development and adoption of solar power and other renewable energy sources. Renewable energy policies are in place in certain European Union member states, such as Germany and Italy, certain countries in Asia, including China, Japan and South Korea, certain states in Australia, and the United States. Examples of government-sponsored financial incentives include capital cost rebates, feed-in tariffs, tax credits, net metering and other incentives to end-users, distributors, system integrators and producers of PV products. These policies are intended to promote the use of solar power in both on-grid and off-grid applications and to reduce dependency on conventional forms of energy. On-grid applications refer to applications of PV products to systems that are connected to an electricity transmission grid and feed electricity generated into the electricity transmission grid, while off-grid applications refer to applications of PV products to systems that operate on a stand-alone basis to provide electricity independent of an electricity transmission grid.

However, since the global financial crisis in 2008 and as a result of the global economic slowdown, many governments have found themselves unable to continue to allocate significant financial resources to support the development of the PV industry. Governments have, in differing degrees, decided to reduce or eliminate their economic incentives for political, financial or other reasons, including in response to fiscal pressures currently affecting many developed and developing nations. Reductions in, or eliminations of, government subsidies and economic incentives before the PV industry reaches a sufficient scale to be cost-effective in a non-subsidized marketplace could reduce demand for our products and adversely affect our business prospects and results of operations. In addition, reductions in, or eliminations of, government subsidies and economic incentives may cause the prices for the PV products of our customers to decline and we may in turn face increased pressure to reduce the sale price of our products. To the extent any price decline cannot be offset by further reduction of our costs, our profit margin will suffer. There can be no assurance regarding the magnitude or length of time of the effects on our financial condition and results of operations caused by these developments in the global PV market or by the general global economy.

Global supply of PV products may continue to exceed demand, which could cause prices for our products to remain depressed or decline, and we may develop excess production capacity and excess inventory.

Prices for our PV products are based on a variety of factors, including global prices for these products, supply and demand conditions, and the terms of our customer contracts, including sales volumes. Global spot prices for PV products have fluctuated significantly over the years. According to Solarbuzz, solar-use polysilicon average spot prices were between approximately $300 and $380 per kilogram during the first half of 2008. With the onset of the global financial crisis in 2008 and the subsequent global economic slowdown, solar-use polysilicon spot prices fell to approximately $75 per kilogram in the first quarter of 2011, $60 per kilogram in the second quarter of 2011, $51 per kilogram in the third quarter of 2011, $30 per kilogram in the fourth quarter of 2011 and $17 per kilogram in the fourth quarter of 2012 according to Solarbuzz. Solar-use polysilicon spot prices averaged between approximately $17 and $19 per kilogram in 2013, and between approximately $21 and $22 per kilogram in the first nine months of 2014. Similarly, solar wafer prices fell to $0.91 per watt in the fourth quarter of 2010, $0.41 per watt in the fourth quarter of 2011 and $0.23 per watt in the fourth quarter of 2012 according to

Solarbuzz. Solar wafer prices averaged between approximately $0.23 and $0.24 per watt in 2013, and between approximately $0.22 and $0.24 per watt in the first nine months of 2014. Solar module prices followed a similar pattern. Module prices fell to $1.45 per watt in the fourth quarter of 2010, $0.87 per watt in the fourth quarter of 2011 and $0.68 per watt in the fourth quarter of 2012, according to Solarbuzz. Solar module prices averaged between approximately $0.65 and $0.70 per watt in 2013, and between approximately $0.63 and $0.67 per watt in the first nine months of 2014. Before the current PV market conditions and overall global economy significantly improve, we expect there to be continued fluctuation and downward pressure on pricing along the solar power value chain in the next few years, despite the relative price stabilization in 2013 and first nine months of 2014. While cost reductions across the supply chain, existing excess capacity, and industry improvements in operational efficiency and technology will drive companies in their capital expenditures, especially R&D, to maintain their competitive edge, some of the industry players may be subject to consolidation, liquidation, bankruptcy, or provisional liquidation like us.

We typically maintain a certain level of inventory of raw materials and finished or semi-finished goods based on our projected market demands. Declining prices of PV products have had a negative impact on the net realizable value of our inventories and we have had to write down the carrying value of our inventories to the extent that they are greater than their net realizable value. For the years ended December 31, 2011, 2012 and 2013, we recognized inventory write-downs of $288.1 million, $167.5 million and $70.7 million, respectively, representing the amounts that the book value of our inventories exceeded their estimated net realizable values, primarily as a result of the decline in PV product selling prices. In addition, for the years ended December 31, 2011, 2012 and 2013, we recognized a provision (reversal of provision) for loss on firm purchase commitments of $27.6 million, $10.7 million and $(0.8) million, respectively, which was determined by applying a methodology similar to that used to make inventory write-down. If PV product prices decline in the future and we are unable to reduce our costs in line with the price decline, our gross margins will be adversely affected and we could be required to make additional inventory write-downs and provision for loss on firm purchase commitments. Furthermore, if the actual market demands fall short of our expectations, our excess inventory will adversely affect our working capital, in addition to making inventory write-downs, and further adversely affect our profitability.

We have experienced significant quarterly fluctuations in our results of operations, and therefore our quarterly results are not indicative of our annual results and should not be unduly relied upon.

We have historically generated substantially less revenue in the first quarter of the year than the other three quarters largely due to the holiday season in China as well as the downward adjustment in feed-in tariffs and subsidies at the beginning of each year. Our customers also tend to place orders with us in the first quarter of a calendar year when their budget year begins. In 2011, approximately 35.5%, 23.1%, 21.9% and 19.5% of our annual revenue were generated in the first, second, third and fourth quarters, respectively. In 2012, approximately 23.2%, 27.3%, 33.8% and 15.7% of our annual revenue was generated in the first, second, third and fourth quarters, respectively. In 2013, approximately 17.4%, 19.2%, 26.2% and 37.2% of our annual revenues were generated in the first, second, third and fourth quarters, respectively. Our gross profit margins also tend to fluctuate from quarter to quarter largely due to fluctuations in the quarterly market prices of PV products we sell, our product mix during any quarter, and the timing differences in our ability to reduce manufacturing costs, our ability to procure low cost raw materials such as polysilicon, cells and other materials, and our ability to ramp up our in-house polysilicon and cell production. We anticipate that we will continue to experience significant fluctuations in revenues, cost of revenues and other results of operations from quarter to quarter during any year in the future. This quarterly fluctuation has adversely affected and is likely to continue to adversely affect our cash flow and working capital positions on a quarterly basis.

Failure to bring our polysilicon production facilities up to full capacity within budget and on schedule or to produce polysilicon that meets our quality standards and cost objectives could adversely affect our results of operations and our business strategies.

The industrial production of high-purity silicon involves highly complex technical and operational processes, and to establish and maintain these complex processes involve significant inherent risks. Currently we produce polysilicon in two plants, Xiacun Plant and Mahong Plant. As of December 31, 2013, our Xiacun Plant had an annualized installed production capacity of 1,200 MT, and our Mahong Plant had an annualized installed production capacity of 18,000 MT. Largely due to our cost structure, we produced approximately 5,052 MT of polysilicon in 2010, 10,455 MT of polysilicon in 2011 and 2,520 MT of polysilicon in 2012. With the onset of the deteriorating PV market conditions and overall global economic slowdown, we suspended our polysilicon production since the third quarter of 2012 until the third quarter of 2014 when we restarted a production line at our Mahong Plant and test-ran our initial hydrochlorination facilities installed on the production line. We endeavor to gradually resume our polysilicon production at our Mahong Plant in line with market conditions.

Our ability to bring our polysilicon production facilities up to full capacity and to produce polysilicon that meets our quality standards and cost objectives is contingent upon various variables and subject to various risks and uncertainties, including:

•	our ability to raise additional funds to finance the improvement and maintenance of the polysilicon production and related facilities on reasonable terms, or at all;

•	our ability to import additional equipment at reasonable cost and on a timely basis, or at all;

•	our ability to significantly increase our STC-TCS conversion, including the completion of our debottlenecking improvements by installing hydrochlorination facilities;

•	the possibility of project delays, delays in equipment deliveries and cost overruns;

•	our ability to recruit and retain skilled employees, including technicians and managers at different levels; and

•	our ability to obtain and maintain the various required Chinese government approvals.

We cannot assure you that all of these contingencies and uncertainties will turn out in our favor. If we fail to re-start and ramp up our polysilicon production on time, fail to make our facilities operational up to their installed capacity, or fail to produce polysilicon that meets our quality standards, or if the construction and ramp-up costs for our debottlenecking improvements significantly exceed our budget, our results of operations and our business strategies will be materially and adversely affected.

Unexpected equipment failures or accidents, including any accidental release of hazardous gases or materials, may lead to production curtailments or shutdowns, personal injuries, even deaths or damage to properties.

Our operations, especially polysilicon production and wafer manufacturing, use complex and potentially hazardous equipment, such as chemical vapor deposition, or CVD, reactors, STC thermal converters, hydrochlorination reactors, directional solidification system, or DSS, furnaces, squares and wire saws, that requires skill and experience for safe operation. Our production of polysilicon employs volatile materials and involves chemical reactions that are sensitive to temperature and pressure, and intricate and meticulous external controls are mandatory to maintain safe operation. For example, we use TCS as a key intermediary in producing polysilicon. TCS is a type of chlorosilane gas that, when purified, is highly combustible upon contact with air, making it potentially destructive and extremely dangerous if mishandled or used in uncontrolled circumstances. We could experience events such as equipment failures, explosions, or fires due to employee errors, equipment malfunctions, accidents, electric power or cooling water supply interruptions, natural disasters, or other disruptions. A catastrophic event at one of our plants could disrupt or destroy a significant portion of our production capacity, and we will not be able to restore the disrupted or destroyed capacity for a significant period of time, if at all. In addition, such an event could damage properties or cause personal injuries or even deaths not only within our own facilities but also to the communities surrounding our plants.

Our polysilicon operations also involve the use, handling, generation, processing, storage, transportation, and disposal of hazardous materials that may result in fires, explosions, spills, leakage, and other unexpected or dangerous accidents causing personal injuries or death, property damage, environmental damage, and business interruptions. For instance, we experienced an accident at our Xiacun Plant in July 2010 due to non-compliant handling of certain add-on equipment by a third-party contractor during the trial run of such add-on equipment installed by the third-party contractor. This accident resulted in very serious bodily injuries to one of our employees and one employee of the third-party contractor and a temporary shut-down of the production unit with the add-on equipment. We cannot assure that accidents at our plants due to machinery malfunctions or mishandling of hazardous materials or other reasons will not occur in the future or will not result in serious damage or even human death. Any event of these types could result in civil lawsuits or regulatory enforcement proceedings and significant liabilities. We maintain property insurance at our plants, but such coverage is limited and in any event does not extend to certain significant potential losses, including those from lost production. Damage from any of such events or disruptions could also harm our reputation in the industry and among our customers and potential customers. Any such event or disruption could have a material adverse effect on our business, results of operations, and financial condition.

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

We historically enjoyed certain electricity usage subsidies from the local government in Xinyu City in support of our production. For the years ended December 31, 2011, 2012 and 2013, we incurred electricity costs of approximately $220.3 million, $81.8 million and $31.2 million, respectively, and recorded electricity subsidies of $66.2 million, $18.9 million and nil, respectively. As a result, we recorded a net electricity cost of approximately $154.1 million, $62.9 million $31.2 million, respectively, for the same periods. In May 2010, China’s State Council and various Chinese governmental agencies, including the National Development and Reform Commission of China, or NDRC, issued a series of notices and instructions designed to control energy consumption and environmental pollution. One of these initiatives aims to immediately terminate preferential electricity consumption policies adopted by local governments that may benefit high-energy-consuming and/or highly polluting enterprises in their jurisdictions, unless the local preferential electricity consumption policies have been duly approved by the designated Chinese central government agencies. The polysilicon industry has been included in the high-energy-consuming category under these central government notices. Our electricity subsidy arrangements were not approved by any Chinese central government agency and were terminated as of June 30, 2011. We have negotiated with the relevant local governments with respect to our electricity subsidies under these new governmental regulations and initiatives. In March 2013, local governments in Xinyu City agreed to grant us certain preferential electricity rates in support of our production and we are continuing enjoying the preferential electricity rates in 2014. To date, we have not received any request from any relevant government authority to amend or terminate our electricity rate arrangement. However, we cannot assure you that we will be granted or continue to receive the same or similar benefits or in the future on the basis of the arrangement. Nor can we assure you that the local governments will not have to terminate or reduce the current rates that they have agreed to grant us as a result of these recent regulations and initiatives by the Chinese central government.

As our operations are energy-intensive and are highly dependent on continuous electricity supply, our results of operations will be materially and adversely affected if our electricity supply is interrupted or if our electricity costs significantly increase upon expiration, termination or adjustment of our subsidy arrangements with the local government.

Some of our long-term sales contracts with customers and some of our long-term supply contracts with equipment manufacturers and polysilicon feedstock suppliers may continue to be subject to renegotiation at terms less favorable to us, and the terms of such renegotiation may materially and adversely affect our operations and may result in costly and time-consuming litigation or other proceedings.

We have entered into long-term sales arrangements with some of our major customers. Pursuant to these arrangements, we have committed to supply them with specific quantities of polysilicon, wafers and/or modules over the next few years, with some of these agreements subject to periodic negotiations of prices. We have also entered into framework agreements with other customers under which the volume and price, as well as other terms, are determined on a quarterly or annual basis or through monthly purchase orders. Some of our customers prepay a part of their procurements pursuant to their contracts with us. Similarly, we have entered into long-term supply arrangements with some of our major equipment manufacturers and principal polysilicon feedstock suppliers. We have also entered into long-term polysilicon raw material supply arrangements with our customers. Pursuant to these arrangements, we have committed to purchase specific quantities of equipment, polysilicon feedstock and other supplies over the next few years, at prices reflective of the PV market conditions prevailing at the time of the entry into these arrangements. We have also entered into framework agreements with other equipment manufacturers, polysilicon feedstock suppliers and customers under which the volume and price, as well as other terms, are determined on a quarterly or annual basis or through monthly purchase orders. Some of our suppliers require us to prepay a part of the procurements pursuant to our contracts with them.

Since the global financial crisis in 2008 and as a result of the global economic slowdown, a number of our wafer customers have sought to terminate our sales contracts or request us to delay our shipments of wafers, while we have also sought to terminate the supply contracts or to delay the shipments to us with our suppliers. These renegotiations often focused on sales or supply quantity, price and delivery timetable. At times, we had to concede to terms that were less favorable to us, including returning all or part of the prepayments our customers made to us pursuant to the contracts. Some of our suppliers have gone into bankruptcy or insolvency, subject to restructuring or dissolution. Any significant deviation from the contractual terms or our inability to negotiate or renegotiate acceptable quantity, price and delivery terms from time to time with our customers or suppliers, or any bankruptcy, dissolution or insolvency of our major suppliers, may disrupt our operations and materially and adversely affect our financial condition and results of operations.

We have also been involved in litigations or arbitrations arising out of these sales or supplier contract renegotiations resulting from various non-compliances with these contractual arrangements. Take Beijing Jingyuntong Technology Co., Ltd., or JYT Technology, for example. JYT Technology has been a supplier of some of our DSS furnaces for solar ingot casting and some of our monocrystalline pullers. A dispute over the contractual arrangements and compliances brought both parties to arbitration proceedings in China. Although we fully paid for and took delivery of 119 DSS furnaces from JYT Technology pursuant to the equipment supply agreement, we sought to renegotiate with JYT Technology to postpone or reduce the remaining 461 DSS furnaces due to the deteriorating PV market conditions. JYT Technology, however, resisted our request and the China International Economic and Trade Arbitration Commission, in its arbitral award issued in December 2012, upheld the validity and effectiveness of the equipment supply contract and ruled that we must pay JYT Technology approximately Rmb 294 million as damages, plus an addition Rmb 3.4 million as the arbitral fees. These and additional dispute resolution proceedings have subjected and may continue to subject us to legal and other related costs that could be potentially expensive. These proceedings tend to distract our management from the day-to-day operations of our businesses. They also expose us to risks for which appropriate damages may not be awarded to or collectable by us. Any of these risks and factors could materially and adversely affect our business and financial condition.

We recognized an allowance for doubtful recoveries of $117.3 million, $92.1 million and $139.5 million, respectively, for trade accounts receivable as of December 31, 2011, 2012 and 2013, and recognized provision for doubtful recoveries of $66.2 million, $8.4 million and $3.2 million, respectively, for prepayments to suppliers during the years ended December 31, 2011, 2012 and 2013. Our claims for repayment of these amounts, or any other claims against our customers or suppliers to recover trade accounts receivable or prepayments would rank as unsecured claims, which would expose us to the credit risks of our customers or suppliers in the event of their insolvency or bankruptcy. Under such circumstances, our claims against the defaulting customers or suppliers would rank below those of secured creditors, which would undermine our chances of obtaining the return of our trade accounts receivable or advance payments. Accordingly, the failure of any of our new or existing customers or suppliers to meet their contractual obligations may have a material adverse effect on our financial condition, results of operations and liquidity.

We depend on a limited number of customers for a significant portion of product sales generally; changes in customer purchase amounts, terms or patterns may cause significant fluctuations or declines in our revenue.

Our customers are mostly solar cell and module manufacturers, solar farm developers, PV products distributors, and PV system integrators. Our largest customers as of December 31, 2013 in terms of goods and services sold included Brics Solar Limited, or Brics Solar, Gintech Energy Corporation, or Gintech, Solartech Energy Corporation, or Solartech, China Datang Technologies & Engineering Co., Ltd., or Datang, and Changzhou SFPV Hi-tech Co., Ltd., or Changzhou SFPV. During the years ended December 31, 2011, 2012 and 2013, our top five customers collectively accounted for approximately 20.3%, 22.8% and 21.8%, respectively, of our net sales. For the year ended December 31, 2011, Jiangxi Risun Solar Technology Co., Ltd., or Jiangxi Risun, and Gintech contributed 5.5% and 4.5%, respectively, to our net sales; for the year ended December 31, 2012, Sumitomo Corporation, or Sumitomo, and Photovoltech NV-SA, or Photovoltech, contributed 7.5% and 5.9%, respectively, to our net sales; and for the year ended December 31, 2013, Brics Solar and Gintech contributed 5.9% and 4.6%, respectively, to our net sales.

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

Our customers may decide to develop capabilities to produce the PV products they currently buy from us, and in such case, our sales to these customers would be adversely affected. If we fail to develop or maintain our relationships with our current and potential customers, or if any of our major customers encounters financial or operational difficulties or reduces its purchases of our products, it may be difficult for us to find alternative customers on a timely basis and on commercially reasonable terms or at all. Some of our existing customers make prepayments to us, and if contracts are modified or terminated, these customers may ask for return of such prepayments. Any of these events may have an adverse effect on our revenue, profitability and cash flow.

Failure to secure sufficient quantities of polysilicon feedstock on commercially reasonable terms could adversely affect our business and results of operations.

In addition to polysilicon we produce ourselves, we source the remaining amount of solar-grade polysilicon feedstock from third parties, which is an essential raw material in manufacturing our solar wafers. We will continue to rely on third-party suppliers for some of our solar-grade polysilicon requirements until our in-house polysilicon production facilities reach their designed production capacity. Therefore, to such extent, our operations still continue to depend on our ability to procure sufficient quantities of solar-grade polysilicon on a timely basis and on commercially reasonable terms to supplement our in-house polysilicon production. Polysilicon is also an essential raw material for the semiconductor industry, which requires polysilicon of higher purity than that used in the solar industry. Spot prices of solar-use polysilicon have fluctuated widely over the years, with such spot prices reaching an average of approximately $380 per kilogram in the second quarter in 2008 and then dropping to $80 per kilogram during the first half in 2009, $53 per kilogram during the first half of 2010, $65 per kilogram during the first half in 2011, $27 per kilogram during the first half in 2012 and $17 per kilogram during the fourth quarter in 2012, each according to Solarbuzz. Most of our polysilicon supply agreements are subject to fluctuating market prices or price negotiations with our suppliers. In addition to price changes, suppliers may delay or default in their delivery obligations under the supply agreements. We cannot assure you that we will continue to be able to acquire polysilicon in sufficient quantities and on commercially reasonable terms or that we will be able to pass any increased costs of polysilicon to our customers. If we fail to do either, our business and profitability will be materially and adversely affected.

Polysilicon production requires significant capital investments, and there are only a limited number of polysilicon producers in the world. These polysilicon producers provide polysilicon feedstock not only to the solar industry but also to the semiconductor industry. Historically, we have experienced delays or defaults by some of our polysilicon suppliers in delivering supplies to us. Material or prolonged delays or defaults in polysilicon supply could adversely affect our production and delivery schedule and harm our reputation. Our suppliers of raw materials and equipment, particularly virgin polysilicon suppliers, require us to make prepayments from time to time. We make these prepayments, without receiving any collateral, in order to secure a stable supply of solar-use polysilicon. As of December 31, 2011, 2012 and 2013, our prepayments to polysilicon suppliers amounted to $32.6 million, $15.4 million and $14.4 million, respectively. Before our in-house polysilicon production facilities reach their designed production capacity, if we fail to develop or maintain our relationships with polysilicon suppliers, if any of our major suppliers fails or becomes unwilling to deliver the polysilicon we have ordered on time or at all, or if any of them encounters difficulties in its production or shipment of polysilicon feedstock to us, whether due to natural disasters, labor unrest, adverse global economic conditions, or any other reason, it may be difficult for us to find alternative sources on a timely basis and on commercially reasonable terms or at all. If any such defaulting supplier fails to return our prepayments, our cash flow would be adversely affected.

If we are not able to manage our growth and development effectively, our results of operations may be adversely affected.

We have expanded our business operations significantly over the years. Although we have adjusted our expansion plan in light of the global economic conditions from time to time, the success of our business model will depend upon, among other factors, the general economic environment for the PV industry, our ability to adjust our businesses promptly in accordance with market conditions, our ability to maintain and expand our relationships with customers, suppliers and other third parties, the improvement of our operational and financial systems, enhancement of our internal procedures and controls, increase in our production capacity and output, and effective recruitment, training and retention of managers, technicians, engineers and skilled employees. Our current provisional liquidation is resultant from misjudging the industry and its prospects. We cannot assure that the current global PV market and prospects will support our existing production capacity or that our current and planned operations, personnel, systems, internal procedures and controls will be adequate to support our growth or objectives. Neither can we ensure that we will be able to expand or reduce our production capacity, nimbly or at all, in order to compete in our industry. If we are unable to manage our growth or development effectively, we may not be able to take advantage of market opportunities, successfully execute our business strategies, or respond to the competitive economic and industrial environment and pressures, and our business, results of operations and financial condition may be adversely affected.

Our customers may not prepay for their orders under agreed contractual terms, resulting in longer accounts receivable turnover cycles.

We have in the past required our customers to prepay a portion of the purchase price of their orders. These prepayment arrangements with our customers have historically allowed us to rely less on borrowings to cover our working capital cash needs. Since the global financial crisis in 2008, with deteriorating PV market conditions and overall global economic slowdown, this practice has become less sustainable and, as a result, we have agreed either to reduce the contractual prepayments or to accept payments upon delivery of our goods. Advance payments from customers decreased from $332.2 million as of December 31, 2011 to $175.5 million as of December 31, 2012 and $115.3 million as of December 31, 2013. Our accounts and bills receivable decreased from $491.4 million as of December 31, 2011 to $162.2 million as of December 31, 2012 and $75.3 million as of December 31, 2013. Our expansion into PV down-stream businesses such as solar cells and modules in recent years has not only increased our working capital needs, but also extended our overall accounts receivable turnover time. Our module customers typically require longer payment terms as compared to our wafer customers. In addition, our down-stream businesses such as solar farm projects also tend to increase our inventory turnover days. As a result, our vertically integrated business model has caused, and may continue to cause, our working capital needs to significantly increase with longer accounts receivable turnover cycles and, if we fail to raise more cash on a timely basis, or at all, under such circumstances, our business operations may be materially and adversely affected.

Our operations in China are subject to various governmental approvals, registrations, and reviews, and our failure to obtain necessary approvals, maintain necessary registrations, or pass necessary reviews on a timely basis, or at all, could materially and adversely affect our business, results of operations and financial condition.

Business operations of our scale require approvals by, and registrations with, various Chinese governmental authorities in charge of, for example, land, buildings, urban planning, quality regulation, safety, business operations and commercial activities, customs, taxation, environmental protection, and foreign exchange administration. We are required to maintain or renew, from time to time, our existing registrations or obtain additional approvals, which we cannot assure that we will be able to do at all times. For example, although we have obtained land use rights certificates and property ownership certificates for properties underlying a majority of our production facilities, as of the date of this annual report, we are still in the process of acquiring the land use right certificates relating to properties with a total of approximately 1.2 million square meters and the property ownership certificates relating to properties with a total gross floor area of approximately 0.3 million square meters, each underlying certain of our polysilicon production facilities and wafer production facilities. If we fail to obtain, or experience material delay in obtaining, these land use rights certificates and property ownership certificates, our business, results of operations, and financial condition may be materially and adversely affected.

We are required to apply for necessary approvals from the NDRC authorities in order to keep our operations and production capacities in compliance with the Chinese regulation. The Chinese government has since 2010 issued various notices proclaiming that polysilicon production capacity in China has reached excessive levels. The State Council and various Chinese government agencies, including NDRC, issued a series of notices and instructions in May 2010 in an effort to control energy consumption and environmental pollution, in which the polysilicon industry was identified in both the over-capacity and the high-energy-consuming categories. In December 2010, a number of Chinese government agencies, including NDRC, issued a circular along with the Conditions of Entry into the Polysilicon Industry, setting forth criteria and restrictions for entry into the polysilicon industry, pursuant to which any new construction of polysilicon production plant or reconstruction or expansion of existing polysilicon production plants requires approval from the relevant national investment administration authorities. Existing polysilicon projects, including ours, according to such circular, would be subject to periodic reviews by the Ministry of Industry and Information Technology authorities in China. If we are not able to obtain or renew the necessary approvals on a timely basis, or at all, we may be required to stop using facilities in excess of our approved capacity, otherwise subject our facilities to use restrictions, or suspend or terminate our on-going projects. Should that happen, our operations, prospects and profitability may be materially and adversely affected.

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

Our international operations have suffered tremendously, falling far short of our objective of achieving synergistic integration and enhanced efficiencies. While Solar Power, Inc., a California company, or SPI, engaged in engineering, procurement and construction, or EPC, services for solar projects that we acquired in

March 2011 continues in its operations, although our majority ownership in SPI has been significantly diluted to approximately 28% as of the date of this annual report, Sunways AG, a German PV company that we acquired in April 2012, filed for preliminary insolvency proceedings in Germany in March 2014 and entered into formal insolvency proceedings in April 2014. We have learned that, in order to make such acquisitions and strategic alternatives synergistic and favorable to our overall business operations, integration and pro-active global management will be crucial to our success as a vertically integrated global PV player. As a significant portion of our operations will continue to be located in China, unless we are able to effectively manage the global integration and other risks relating to international operations, these acquisitions could instead impair our ability to expand our business in China and abroad. Accordingly, our results of operations may be materially and adversely affected, and our business operations and vertical integrations may be materially hampered.

We compete with alternative solar and other renewable energy technologies, and we may not be able to compete successfully.

We have been focused on crystalline silicon solar technologies, and compete with alternative solar technologies. The PV industry is characterized by evolving technologies and standards. These technological evolutions and developments place increasing demands on the improvement of our products such as higher PV efficiency and larger and thinner wafers. Some companies have spent significant resources in R&D of proprietary solar technologies that may eventually produce PV products at costs similar to, or lower than, those of crystalline silicon PV products without compromising product quality. For example, some companies are developing or currently producing PV products based on thin-film PV materials, which require significantly less polysilicon to produce than our crystalline silicon PV products. These alternative PV products may cost less than those based on crystalline technologies while achieving a competitive level of conversion efficiency. The solar technologies in general also compete with other renewable energy technologies, such as biomass, hydroelectric, wind, and geothermal technologies, as well as nuclear power technologies, in addition to conventional power generation, for, among other things, government subsidies, market share, and public acceptance and support. If prices for conventional and other renewable energy sources decline, or if these sources enjoy greater policy support than solar power, the solar power industry could suffer and our business and results of operations may be adversely affected.

We also compete with alternative polysilicon technology, and we may not be able to compete successfully.

Although the vast majority of polysilicon produced in the world utilizes the CVD process, or the modified Siemens process, which consumes a large amount of electricity, several alternative crystalline silicon-based production processes have been developed that may significantly reduce power consumption and other production costs. For example, some of our competitors currently use, or are constructing facilities that use, the fluidized bed reactor, or FBR, method for producing polysilicon. Some have developed a polysilicon technology called the “vapor-to-liquid deposition” process. Others are developing the ability to produce upgraded metallurgical grade silicon as a low-cost alternative to solar-grade polysilicon produced through modified Siemens process. Further developments in competing polysilicon production technologies may result in lower manufacturing costs or higher product performance than those achieved from the Siemens processes, including the modified Siemens process that we currently employ. As a result, we may need to invest significant resources in R&D to maintain our market position, keep pace with technological advances in the PV industry and effectively compete in the future. Our failure to further refine and enhance our products or to keep pace with evolving technologies and industry standards could cause our products and production facilities to become uncompetitive or obsolete, which could in turn reduce our market share and cause our net sales and profits to decline.

We rely on a limited number of suppliers for our production equipment and consumables, and failure or delay by any of them in delivering equipment or consumables to us could adversely affect our production.

We rely on a limited number of equipment suppliers in and outside China for all of our principal manufacturing equipment and spare parts, including our CVD reactors, STC thermal converters,

hydrochlorination reactors, multicrystalline DSS furnaces, monocrystalline pullers, squarers that we use to cut ingots into smaller blocks, wafering wire saws that we use to slice these blocks into wafers, our solar cell manufacturing equipment, and solar module manufacturing equipment. In addition, we rely on a limited number of suppliers for the consumables, such as crucibles and slurry, that we use in our wafer production. These suppliers have provided most of our current equipment and spare parts, and we will also rely on them for a substantial portion of the principal manufacturing equipment and spare parts for our future development. If we fail to develop or maintain our relationships with these and other equipment or consumables suppliers, or should any of our major equipment or consumables suppliers encounter difficulties in the manufacturing or shipment of its equipment or consumables to us, including financial difficulties or natural disasters, or otherwise fail to supply equipment or consumables according to our requirements, it will be difficult for us to find alternative providers for the equipment or consumables we need on a timely basis and on commercially reasonable terms, if at all. We also rely on our suppliers for the routine maintenance, check-up, and repair with respect to some of our equipment. In the event that our equipment malfunctions or fails to function due to lack of support, or our equipment or crucibles lead to defective or substandard products, our business, financial condition and results of operations could be adversely affected.

If we are unable to fulfill our customer orders or other commitments to customers on a timely basis, we may lose customers, our reputation may be damaged, and we may incur economic losses for breach of contracts.

We have from time to time experienced delays in fulfilling purchase orders from some of our customers due to fluctuations in our production output as we ramp up our production capacity, fluctuations in general market demand for our products due to the global or regional economic conditions, disruptions to our delivery of products due to extraordinary weather conditions, and various other factors. We often enter into contractual commitments with our customers in connection with our sales. Our ability to meet our contractual commitments to our customers depends significantly on the successful and timely implementation of our production schedule. We have been subject to various claims, replacement requirements and even legal proceedings in our solar farm projects and EPC services, mostly for defective modules we sourced in such projects and services. If we are unable to fulfill our customer orders or other commitments to customers on a timely basis, we may lose our customers and our reputation may be damaged. Moreover, our contracts with our customers sometimes provide for specified monetary damages or penalties for non-delivery or failure to meet delivery schedules or product specifications. If any of our customers invokes these clauses against us, we may need to defend ourselves against the relevant claims, which could be time-consuming and expensive. We may be found liable under these clauses and be required to pay damages, which could adversely affect our business, financial condition and results of operations.

Product defects could result in increased costs, damage to our reputation, loss of revenues and market share.

Our products may contain defects that originate in our less-than-perfect production process or that are not detected until they have been shipped, installed or otherwise incorporated into PV products of our customers. In 2011, 2012 and 2013, we recorded inventory write-downs of $17.1 million, $13.4 million and nil, respectively, related to defects identified in our products. In the ordinary course of our business, we also encounter periodic sales returns due to non-conformity with customers’ specifications or product defects. In most of the cases, we are required to replace our products promptly. Some of our customers have, however, escalated their claims to legal or arbitration proceedings often due to the delay or ineffectiveness in our responses across different jurisdictions. Product defects and the possibility of product defects could cause significant damage to our market reputation and reduce our product sales and market share. If we cannot successfully maintain consistency and quality throughout our production process, this will result in substandard quality or performance of our products. If we deliver products with defects, or if there is a perception that our products are of substandard quality, we may incur substantially increased costs associated with replacements of products, our credibility and market reputation will be harmed, and sales of our PV products may be adversely affected.

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

In October and November 2011, upon the petition of SolarWorld Industries America, a U.S.-based manufacturer of PV products, the U.S. International Trade Commission, or the ITC, and the U.S. Department of Commerce, or the DOC, respectively, commenced anti-dumping and countervailing duty investigations on crystalline silicon PV cells, whether or not assembled into modules, imported from China. The DOC and the ITC made affirmative final determinations in the investigations, and the DOC published anti-dumping and countervailing duty orders in December 2012. We are currently subject to an anti-dumping duty of 24.48% and a countervailing duty of 15.24%. Appeals of these determinations are currently pending at the U.S. Court of International Trade. In December 2013, SolarWorld Industries America filed its second petition regarding imports of crystalline silicon PV products from China, which also included imports of these products from Taiwan in the petition. In January 2014, the DOC and the ITC commenced anti-dumping duty investigations of imports of these products from China and Taiwan, and a countervailing duty investigation of imports of crystalline silicon PV products from China. In June 2014, the DOC issued its affirmative preliminary determination in the countervailing duty investigation, finding subsidy rates ranging from 18.56% to 35.21%. We were not individually investigated, and the DOC preliminarily applied the average subsidy rate of 26.89% to imports of our products. Subsequently, in July 2014, the DOC issued its affirmative preliminary determinations in the anti-dumping duty investigations, finding that crystalline silicon PV products from China and Taiwan have been sold in the United States at dumping margins ranging from 26.33% to 165.04% (China) and 20.86% to 27.59% (Taiwan, as amended). Again, we were not individually investigated. Therefore, imports of certain crystalline silicon PV products produced and exported from China by us are subject to the average preliminary anti-dumping duty margin of 42.33%. The DOC is scheduled to issue its final determinations in these investigations on December 15, 2014, and the ITC is scheduled to issue its final injury determination in January 2015. If both the DOC and the ITC issue affirmative final determinations, the DOC will publish anti-dumping and countervailing duty orders. The dumping margins and subsidy rates that will be calculated by the DOC in its final determinations can differ, either upward or downward, from those issued in the preliminary determinations described above. If, however, either the DOC’s or the ITC’s final determinations are negative, anti-dumping and countervailing duty orders will not be issued.

In September and November 2012, respectively, the European Union, or the EU, initiated an anti-dumping investigation and an anti-subsidy investigation on crystalline silicon PV modules and panels as well as solar wafers and cells of the type used in crystalline silicon PV modules or panels from China. We have been selected by the European Commission, or the EC, as a “sample” company in the investigation, which required us to fully participate in the investigation process. In December 2013, the EU published anti-dumping and countervailing measures on certain crystalline silicon PV modules and cells originating in or consigned from China. As a result, EU imports of our cells and modules became subject to a combined anti-dumping and countervailing duty of 58.2%. However, under the terms of an undertaking entered into with the EC by various Chinese PV companies, including us, this combined duty is not payable as long as certain conditions, including a minimum import price and a volume ceiling, are met and until the measures expire or the EC withdraws the undertaking.

In addition to the PV products that we have sold directly to the U.S. and European markets, we have also supplied polysilicon and other components to other China-based PV product manufacturers who export their PV products to the U.S. and European markets. In addition to affecting our direct sales, any anti-dumping and/or countervailing duty imposed by the U.S. and/or European authorities from time to time may indirectly affect us through its impact on such China-based PV product manufacturers, and may have a material adverse effect on our business prospects, financial condition and results of operations. As we have significantly relied on international customers for our products since our inception, any similar or other trade-related investigations and proceedings as well as any similar or other resultant anti-dumping and/or countervailing duty imposed by jurisdictions where we have directly or indirectly sold significant quantities of our PV products may result in a material adverse effect on our business prospects, financial condition and results of operations.

Our business depends on the continued services of our executive officers, key personnel and a skilled labor force, and our business may be severely disrupted if we lose their services.

Our continued operations depend, to a significant extent, on the continued services of our executive officers and key personnel and our ability to attract, train and retain technicians and a skilled labor force for our business. Xiaofeng Peng, our founder and former chairman, has resigned from all of our directorship and management positions, with all requisite procedures completed onshore and offshore China, as of the date of this annual report, although we have retained Mr. Peng as a senior consultant and, in recognition of his many contributions to our company since its founding, we have also named Mr. Peng the Chairman Emeritus for our company. We do not maintain key-man life insurance on any of our executive officers and key personnel. If one or more of our executive officers and key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. As a result, our business may be materially disrupted and we may have to incur additional expenses in order to recruit and retain new personnel. In addition, if any of our executives joins a competitor or forms a competing company, we may lose some of our customers. Each of our executive officers and key personnel has entered into an employment agreement with us that contains confidentiality and non-competition provisions. However, if any dispute arises between our executive officers or key personnel and us, we cannot assure you, in light of uncertainties associated with the Chinese legal system, that these agreements could be enforced in China where most of our executive officers and key personnel reside and hold most of their assets.

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

Mr. Peng, our founder, former chairman and substantial shareholder, and his family members are engaged in certain alternative energy projects, including a project involving thin-film technology. Mr. Peng and his family may invest or otherwise participate in other alternative energy projects in competition with our business and technology, which could materially and adversely affect our business.

The interests of our substantial shareholders may not be aligned with the interests of our other shareholders.

At present, we have three substantial shareholders, each without taking into account any securities that any shareholder has the right to acquire within 60 days after the date of this annual report through the exercise of any option, warrant or right. Mr. Peng, our founder and former chairman, currently beneficially owns, through LDK New Energy Holding Limited, his wholly owned British Virgin Islands company, or LDK New Energy, 48,053,953 of our shares, representing approximately 24.7% of our outstanding share capital. Mr. Kin-Ming

Cheng currently beneficially owns, through Fulai Investments Limited, his wholly owned British Virgin Islands company, or Fulai Investments, 42,000,000 of our shares, representing approximately 21.6% of our outstanding share capital. Heng Rui Xin Energy (HK) Co., Limited, or HRX, a Hong Kong company invested by privately owned and Chinese state-owned funds, owns 25,307,497 of our shares, representing approximately 13.0% of our outstanding share capital. HRX has also provided funding facilities to us for our provisional liquidation and for our working capital requirements, which may entitle HRX to additional securities convertible into our shares. As such, each of these shareholders will have substantial control over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, dividend policy and other significant corporate actions. They may take actions that are not in the best interest of our company or our shareholders and other securities holders.

We may be adversely affected by volatility in the solar energy market and industry, which is at an early stage of development and is subject to many factors which are beyond our control, and therefore our revenues may be volatile.

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

If the average selling price or demand for PV products decrease dramatically, we may not be able to grow our business or generate sufficient revenues to sustain our profitability. For example, partially due to the global financial crisis in 2008 and the deteriorating PV market conditions coupled with the overall global economic slowdown, we incurred a net loss of $609.0 million, $1,052.1 million and $1,637.2 million, respectively, for the years ended December 31, 2011, 2012 and 2013. In addition, the prices of PV products have declined since the first half of 2010 due primarily to lower prices of polysilicon and increased manufacturing capacity for PV products. Any negative market and industry trends could materially and adversely affect our business, financial condition and results of operations. We cannot assure you that we will not generate net losses or no greater amounts of net losses going forward due to numerous factors beyond our control, including the external global economic environment, the well-being of the PV industry, and our internal productivity and other operational conditions.

Our strategy includes alliances, joint ventures, acquisitions and dispositions of assets, and restructuring of our business operations; our failure to successfully implement this strategy could have a material adverse effect on our business.

As part of our strategy and subject to market conditions, we may enter into strategic acquisitions and investments and establish strategic alliances with third parties in the PV industry if suitable opportunities arise. We may acquire or invest in technologies, businesses or assets that are strategically important to our business operations or that we believe will complement our business strategies, such as investments in new technologies. We may also make strategic dispositions of our assets or restructure our business operations, as we have been doing in recent years to raise financing, cut losses or otherwise. Any strategic acquisition, investment and alliance with third parties could subject us to a number of risks, including risks associated with the assimilation of new operations, technologies and personnel, any unforeseen or hidden liabilities, the inability to generate sufficient revenue and income to offset the costs and expenses of acquisitions, the potential loss of, or harm to, our relationships with employees, customers and suppliers as a result of integration of new businesses, and a reduction or loss of control of operations that are material to our business. Moreover, strategic acquisitions, investments and alliances may divert our cash flow from servicing our debts and making necessary capital expenditures and subject us to impairment losses on our acquisitions and investments in equity securities and risks of non-performance by counterparties, which may in turn lead to monetary losses that may materially and adversely affect our business. An acquisition could also expose us to related litigation and other proceedings, unknown liabilities and other unforeseen risks. Difficulties encountered with respect to the acquisitions, investments, or alliances or in the process of integration could have an adverse effect on our ability to manage our business. Any failure to integrate any acquired businesses or joint ventures into our operations successfully and any material liabilities or potential liabilities of any acquired businesses or joint ventures that are not identified by us during our due diligence process for such acquisitions or investments could materially and adversely affect our business and financial condition.

We are subject to the management report and auditor attestation report requirements of Section 404 of the Sarbanes-Oxley Act; if we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

As a public company, we are subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act and the related rules of the Securities and Exchange Commission, or the SEC, require that we evaluate the effectiveness, as of the end of each fiscal year, of our internal control over financial reporting and include in our annual report on Form 20-F for each fiscal year (i) a report of our management on our internal control over financial reporting that contains, among other things, management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the most recent fiscal year, including a statement on whether or not internal control over financial reporting is effective and (ii) the opinion of our independent registered public accounting firm, either unqualified or adverse, as to whether we maintained, in all material respects, effective internal control over financial reporting as of the end of such fiscal year. Such management report and auditor opinion for the fiscal year ended December 31, 2013 are contained in “Item 15. Controls and Procedures — Management’s Annual Report on Internal Control over Financial Reporting” and “— Attestation Report of Independent Registered Public Accounting Firm” in this annual report. Our management and auditors are not permitted to conclude that our internal control over financial reporting is effective if there are one or more “material weaknesses” in our internal control over financial reporting, as defined in rules of the SEC and the U.S. Public Company Accounting Oversight Board, or PCAOB. For the year ended December 31, 2013, our management has identified two material weaknesses, as disclosed in the management annual report referenced above. We cannot assure you that our internal control over financial reporting will continue to be effective or that any additional significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified in the future. Moreover, if we continue to fail to maintain the adequacy of our internal control, we may not be able to conclude that we have effective internal control over financial reporting for as long as our failure. Sustained failure or non-compliance in our internal control over financial reporting will have a material adverse impact on the disclosures we make to the investing public and result in serious damage to our reputation and credibility. Even if we do conclude that our internal control over financial reporting is effective, our independent registered public accounting firm may still issue a report that is qualified or adverse if it is not satisfied with our internal control. Furthermore, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help us to manage the company effectively and prevent fraud. We have incurred, and will continue to incur, significant costs and have used, and will continue to use, significant management and other resources in order to comply with Section 404 of the Sarbanes-Oxley Act.

Our independent registered public accounting firm’s audit documentation related to their audit report included in this annual report may be located in China. The Public Company Accounting Oversight Board currently cannot inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm that issues the audit report included in our annual reports filed with the SEC, as auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the applicable laws of the United States and professional standards. Our operations are principally conducted in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities. Accordingly, any audit documentation located in China related to our independent registered public accounting firm’s report included in our filings with the SEC is not currently inspected by the PCAOB. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulatory Commission, or the CSRC, and the Chinese Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the Chinese Ministry of Finance in the United States and China. The PCAOB remains in discussions with the CSRC and the Chinese Ministry of Finance to permit joint inspections in China of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

Inspections conducted by the PCAOB outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability to conduct inspections in China prevents the PCAOB from regularly evaluating audit documentation located in China and its related quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

The inability of the PCAOB to conduct inspections in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to audits outside China that are subject to the PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

Proceedings instituted by the SEC against five PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the Chinese affiliates of five global accounting firms, including our independent registered public accounting firm. The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit work papers, at the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act, as the auditors located in China are not in a position lawfully to produce documents directly to the SEC because of restrictions under the Chinese law and specific directives issued by the CSRC. As the administrative proceedings are ongoing, it is impossible to determine their outcome or the consequences to us. The issues raised by the proceedings are not specific to our independent registered public accounting firm or to us, but affect all similarly-situated audit firms based in China and all China-based businesses with securities listed in the United States.

In January 2014, the administrative judge reached an initial decision to censure these accounting firms and suspend four of the five firms from practicing before the SEC for a period of six months. The decision is neither final nor legally effective unless and until reviewed and approved by the SEC. On February 12, 2014, four of these China-based accounting firms appealed to the SEC against this sanction. Accordingly, the sanction will not become effective until after a full appeal process is concluded and a final decision is issued by the SEC. We are not involved in the proceedings brought by the SEC against the accounting firms. However, our independent registered public accounting firm is one of the four accounting firms subject to the six-month suspension from practicing before the SEC in the initial administrative law decision. We may therefore be adversely affected by the outcome of the proceedings, along with other U.S.-listed companies audited by these accounting firms.

If our independent registered public accounting firm is denied temporarily or permanently the ability to practice before the SEC and we are unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Securities Exchange Act. Moreover, any negative news about the proceedings against these global accounting firms may erode investor confidence in China-based, United States-listed companies and the market price of our ADSs may be adversely affected.

The financial disclosure in interactive data we are required to provide on SEC’s electronic filing system and our own website involve special and technical processing and processes, and may expose us to unintended additional risks and liabilities.

We provide financial disclosure in interactive data format on SEC’s electronic filing system and post them on our corporate website in connection with our annual report on Form 20-F since the fiscal year ended December 31, 2010 as required by the SEC rules and regulations. As required by the SEC, we use the eXtensible Business Reporting Language, or XBRL, and the taxonomy or standard list of tags in XBRL format developed for financial reporting in interactive format consistent with U.S. GAAP and SEC rules and regulations. The XBRL list of tags contains descriptive labels, definitions, authoritative references to U.S. GAAP and the SEC rules and regulations where applicable, and other elements, all of which aim to provide the contextual information necessary for interactive data to be recognized and processed by software. As required by the SEC rules and regulations, we are required to post our interactive data for at least 12 months on our corporate website on the same day we file our annual report on Form 20-F.

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

We are subject to liabilities under the federal securities laws with respect to our interactive data files submitted to, or filed with, the SEC. The interactive data files in this annual report will entail the same liability as our regular filings under the antifraud provisions of the Securities Act of 1933, as amended, or the Securities Act, and/or the Securities Exchange Act. In addition, if we fail to provide the required financial disclosure in interactive data format on SEC’s electronic filing system or post such interactive data our own corporate website each on the date so required, we will not be regarded as current with our reports under the Securities Exchange Act and, as a result, will not be eligible to use the short registration statement forms, such as Form F-3, and will not be deemed to have available adequate current public information for purposes of the resale exemption safe harbor provided by Rule 144 under the Securities Act.

Fluctuations in exchange rates could adversely affect our business.

As of December 31, 2013, our sales were primarily denominated in U.S. dollars, Renminbi and euros. Our modules and solar farm project businesses have increasingly exposed us to currency risks relating to euros and U.S. dollars. Our costs are largely denominated in Renminbi and U.S. dollars, while our capital expenditures are largely denominated in U.S. dollars, Renminbi and euros. Therefore, fluctuations in currency exchange rates could have a material adverse effect on our financial condition and results of operations. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and euro, affect our gross and net profit margins and could result in foreign exchange and operating losses.

The functional currency of our principal operating subsidiaries, which are located in China, is the Renminbi. To the extent these subsidiaries hold assets denominated in U.S. dollars, any appreciation of Renminbi against the U.S. dollar could result in a charge to our statements of operations and a reduction in the value of their U.S. dollar-denominated assets. Similarly, a depreciation of Renminbi against the U.S. dollar could reduce the U.S. dollar equivalent amounts of our financial results.

We incurred a net foreign currency exchange loss of $2.0 million, $6.4 million and $20.7 million during the years ended December 31, 2011, 2012 and 2013. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur additional net foreign currency losses in the future. During 2011, we entered into certain foreign exchange forward contracts to reduce the effect of our foreign exchange exposure. However, we cannot assure you that these types of hedging activities will be effective in managing our foreign exchange risk exposure.

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

We have developed various production process-related know-how and technologies in the production of polysilicon, ingots, wafers, cells and modules. Know-how and technologies of this type play a critical role in our quality control and cost reduction. In addition, we have on-going R&D programs with a view to continually developing techniques and processes that will improve our production efficiency and product quality. Our intellectual property and proprietary rights arising out of these R&D programs will be crucial in maintaining our competitive edge in the PV industry. We currently have 205 issued patents, and 108 patent applications pending globally. In addition, we also have two registered copyrights and three registered trademarks in China. We rely primarily on patent, trademark, trade secret, copyright law and contractual arrangements with employees to protect our intellectual property and proprietary rights. Nevertheless, these afford only limited protection, and the actions that we may take to protect our intellectual property and proprietary rights may not be adequate. Our failure to protect our production process related know-how and technologies and/or our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property and proprietary rights. Policing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation, which can be costly and divert management attention and other resources away from our business, may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of our proprietary rights. We cannot assure you that the outcome of such potential litigation will be in our favor or that we will be able to effectively enforce any remedies available to us. An adverse determination in any such litigation or failure to enforce our remedies will impair our intellectual property and proprietary rights and may harm our business, prospects and reputation.

We may be exposed to intellectual property infringement, misappropriation or other claims by third parties and an adverse determination could result in us paying significant damages.

Our success depends on our ability to use and develop our technology and know-how, to produce our polysilicon, ingots, wafers, cells and modules and to sell our polysilicon, ingots, wafers, cells and modules without infringing the intellectual property or other rights of third parties. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. For example, in June 2008, an objection was filed against Jiangxi LDK Solar regarding its trademark “LDK.” The initial decision of the applicable trademark authority on this objection was granted in our favor in November 2010 and the final judgement was granted in our favor in May 2012. The validity and scope of claims relating to PV technology patents involve complex scientific, legal and factual questions and analyses and, therefore, may be highly uncertain. The defense and prosecution of intellectual property suits, patent opposition proceedings, trademark disputes and related legal and administrative proceedings can be both costly and time consuming and may significantly divert our resources and the attention of our technical and management personnel. An adverse ruling in any such litigation or proceedings could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products, or subject us to injunctions prohibiting the production and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such dispute.

We have granted, and may continue to grant, stock options under our stock incentive plans and our net income could be adversely affected.

We adopted a stock incentive plan in 2006 and another in 2013. As of the date of this annual report, we have outstanding stock options under these plans with respect to 9,053,250 shares, all of which were granted to our directors and employees at the time of the grant. During the past few years, as a result of the significant decreases in our share prices, we and some of our optionees agreed to cancel some of the previously granted, but not yet vested, stock options and to replace them with newly granted options with similar terms at lower exercise prices. According to Accounting Standards Codification, or ASC, Topic 718, “Share-Based Payment,” issued by the Financial Accounting Standards Board, or FASB, we are required to recognize share-based compensation as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. For the years ended December 31, 2011, 2012 and 2013, our non-cash share-based compensation expenses amounted to $9.9 million, $8.9 million and $7.5 million, respectively, with respect to share options granted to our employees. The additional expenses associated with share-based compensation may reduce the attractiveness of issuing stock options under our stock incentive plans. However, if we do not grant stock options or we reduce the number of stock options that we grant, we may not be able to attract and retain key personnel and skilled labor force. If we grant more stock options to attract and retain key personnel and skilled labor force, the expenses associated with share-based compensation may adversely affect our net income.

Most of our production, storage, administrative and R&D facilities are located in close proximity to one another in Xinyu City of Jiangxi Province; and any damage or disruption at these facilities would have a material adverse effect on our business, financial condition and results of operations.

Most of our production, storage, administrative and R&D facilities are located in close proximity to one another in Xinyu City of Jiangxi Province in China. A natural disaster, such as fire, floods, typhoons, earthquakes, severe snow storms or other unanticipated catastrophic events, including power interruptions, telecommunications failures, equipment failures, explosions, fires, break-ins, terrorist acts or war, could significantly disrupt our production and business operations. If any of our production facilities or material equipment were to experience any significant damage or downtime, or if any of our storage, administrative and R&D facilities were to suffer any material damage or disruption, we may be unable to meet our production targets and our business would be adversely affected. Moreover, as we have disclosed in the risk factor entitled “—We have limited insurance coverage and may incur losses resulting from product liability claims or business interruptions,” we do not carry any business interruption insurance. Even if we decide to take out business interruption coverage, such insurance available in China offers limited coverage, which may be insufficient to cover the damage or disruption at these facilities. Any such business disruption or natural disaster could result in substantial losses and diversion of our resources, and have a material adverse effect on our business, financial condition and results of operations.

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

LDK Solar is a holding company with no material operations. We conduct our operations mainly through our Chinese subsidiaries. In addition to financings conducted by LDK Solar, dividends, if any, and the interest and principal payments on intercompany loans or advances from our subsidiaries constitute an important source for LDK Solar, as a holding company, to satisfy its obligations and to pay any dividends LDK Solar may declare. The ability of our subsidiaries to pay dividends and make payments on intercompany loans or advances to their shareholders is subject to, among other things, distributable earnings, reserve funds, cash flow conditions, restrictions contained in the articles of association of our subsidiaries, applicable laws and regulations, and restrictions contained in the debt instruments or agreements of such subsidiaries. In addition, if any of our subsidiaries raises capital by issuing equity securities to third parties, the dividends declared and paid with respect to such equity securities would not be available to LDK Solar.

Chinese laws and regulations permit payment of dividends only out of accumulated profits as determined in accordance with Chinese accounting standards and regulations, and such profits differ from profits determined in accordance with U.S. GAAP in certain significant respects, including the use of different bases of recognition of revenue and expenses. Our Chinese subsidiaries are also required to set aside a portion of their after-tax profits according to Chinese accounting standards and regulations to fund certain reserves that are not distributable as cash dividends. In practice, our Chinese subsidiaries are also required to obtain a required tax clearance with the local tax bureau and complete the corresponding foreign exchange procedures before paying any dividends. In addition, under the Chinese Enterprise Income Tax Law, or the EIT Law, and its implementing regulations, Chinese income tax at the rate of 10% is applicable to dividends payable by Chinese enterprises to “non-resident enterprises” (enterprises that do not have an establishment or place of business in China or that have such an establishment or place of business in China but for which the relevant dividend income is not effectively connected with such establishment or place of business), subject to any exemption or lower withholding tax rate as may be contained in any income tax treaty or agreement between China and the jurisdictions of incorporation of such “non-resident enterprises.” According to the Arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, subject to the confirmation of the in-charge local tax authority, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to the withholding tax at a rate of no more than 5%, if the direct holding company in Hong Kong is the “beneficial owner” and owns directly at least 25% the equity interest of the foreign-invested enterprise. The Chinese State Administration of Taxation subsequently provided guidance for determining whether a resident of a contracting jurisdiction is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to the interpretation of the Chinese State Administration of Taxation, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for such treaty benefits. A conduit company normally refers to a company set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. Thus, dividends payable to us by our subsidiaries in China, if any, will be subject to a 10% income tax if we are considered a “non-resident enterprise” under the EIT Law. Although some of our Chinese operations are held through Hong Kong entities, such as LDK Solar International Company Limited, or LDK Hong Kong, and LDK Silicon Hong Kong, we are uncertain as to whether and the extent to which these Hong Kong companies meet the beneficial ownership requirements and are eligible for the benefits under this Hong Kong-mainland China double taxation avoidance arrangement when they receive dividends from their subsidiaries in China. We cannot assure you how long it will take to apply for such benefits and, if and when we apply, whether we will be successful in our applications. Neither can we assure you that we will have sufficient cash flow from dividends or repayments on intercompany loans or advances from our Chinese subsidiaries to pay any dividend we may declare.

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

The Renminbi is not a freely convertible currency at present. Although the Chinese government has recently been trying to internationalize the Renminbi, it continues to regulate conversion between Renminbi and foreign currencies. Changes in Chinese laws and regulations on foreign exchange may result in uncertainties in our financing and operating plans in China. Over the years, China has significantly reduced the government’s control over routine foreign exchange transactions under current accounts, including trade and service related foreign exchange transactions, payment of dividends and service of foreign debts. In accordance with the existing foreign exchange regulations in China, our Chinese subsidiaries may, within the scope of current account transactions, pay dividends and service debts in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. However, there can be no assurance that the current Chinese foreign exchange policies with respect to debt service and payment of dividends in foreign currencies will continue in the future. Changes in Chinese foreign exchange policies may have a negative impact on our ability to service our foreign currency-denominated indebtedness and to distribute dividends to our shareholders in foreign currencies since LDK Solar, as a Cayman Islands holding company, rely on our operating subsidiaries in China to convert their Renminbi cash flow to service such foreign debt and to make such dividend payments. Foreign exchange transactions by our Chinese subsidiaries under the capital account continue to be subject to significant foreign exchange controls. In particular, foreign exchange transactions involving foreign direct investment, foreign debts and outbound investment in securities and derivatives are subject to limitations and require approvals from the relevant SAFE authorities. We have the choice, as permitted by the Chinese foreign investment regulations, to invest our net proceeds from our various offerings in the form of registered capital or a shareholder loan into our Chinese subsidiaries to finance our operations in China. Our choice of investment is affected by the different treatments under the relevant Chinese regulations with respect to capital-account and current-account foreign exchange transactions in China. For example, our transfer of funds to our subsidiaries in China is subject to approval of Chinese governmental authorities in case of an increase in registered capital, or subject to registration with Chinese governmental authorities in case of a shareholder loan. These and other limitations on the flow of funds between us and our Chinese subsidiaries could restrict our ability to act in response to changing market conditions and limit our flexibility in the management of our cash flow and financings.

On the other hand, as the Chinese government is striving to internationalize the Renminbi, aiming to make it a trading, investment and reserve currency, we may not necessarily benefit from such efforts in our operations. Were the Renminbi to become freely convertible, it may undergo unprecedented fluctuations under the market forces of supply and demand, and we may have to devote significantly more human and other resources in managing our assets, finances and cash flow denominated in Renminbi and in foreign currencies. We may, as a result, be confronted with more uncertainties in our financing and business operations, and we cannot assure that our financial condition, results of operations and business prospects will not be adversely affected by such efforts of the Chinese government to internationalize its currency, the Renminbi.

The uncertain legal environment in China could have a negative impact on our business and prospects and also limit the legal protections available to you.

Our principal operating subsidiaries, Jiangxi LDK Solar, Jiangxi LDK Silicon, Jiangxi LDK Polysilicon and LDK Nanchang, are foreign-invested enterprises in China and are subject to laws and regulations applicable to foreign investments in China in general and laws and regulations applicable to wholly foreign-owned enterprises and sino-foreign joint venture enterprises in particular. The Chinese legal system is a civil law system based on written statutes. Unlike the common law system, the civil law system is a system in which decided legal cases have little precedential value. When the Chinese government started its economic reform in 1978, it began to formulate and promulgate a comprehensive system of laws and regulations to provide general guidance on economic and business practices in China and to regulate foreign investments. China has made significant progress in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, the promulgation of new laws, changes in existing laws and abrogation of local regulations by national laws may have a negative impact on our business and prospects. In addition, as these laws, regulations and legal requirements are relatively recent and because of the limited volume of published cases and their non-binding nature, the interpretation and enforcement of these laws, regulations and legal requirements involve significant uncertainties. These uncertainties could limit the legal protections available to foreign investors, including you.

We may be treated as a Chinese resident enterprise for income tax purposes, which may subject us to Chinese income tax on our worldwide income.

Under the EIT Law and its implementation rules, enterprises established outside mainland China whose “de facto management bodies” are located in mainland China are considered “Chinese resident enterprises for income tax purposes.” The implementation rules define the term “de facto management body” as a management body that exercises material and overall management control over the business, personnel, accounts and properties of an enterprise. We hold our shareholders’ meetings and most of our board meetings outside mainland China and keep our register of shareholders outside mainland China. However, most of our directors and members of our senior management are currently based inside mainland China and we keep our books of account inside mainland China. The Chinese tax authorities may consider these circumstances relevant in determining whether we are a Chinese resident enterprise for income tax purposes. Although we have not been notified by any Chinese tax authorities that we are a Chinese resident enterprise under the Chinese tax law, and although it is unclear whether we have a “de facto management body” located in mainland China for Chinese tax purposes, we intend to take the position that we are not such a Chinese resident enterprise. We cannot assure you however that the Chinese tax authorities will agree with our position. If we are deemed a Chinese resident enterprise for income tax purposes, we will be subject to, among other things, the Chinese enterprise income tax at the rate of 25% on our worldwide income excluding, however, the dividend income we receive from our Chinese subsidiaries. If we are treated as a Chinese resident enterprise under the Chinese tax law, we could face significant adverse tax consequences, which could adversely affect the value of our shares and ADSs.

Our business, financial condition and results of operations could be adversely affected by Chinese labor laws and regulations.

The Chinese labor laws and regulations have a direct impact on our business operations. The Labor Contract Law of China, together with its implementation rules and regulations, aims at providing employees with greater protection in their employment relationships. For example, the labor contract law requires employers to enter into written contracts with their employees, and if an employer fails to enter into a written contract with an employee within one month of the commencement of the employment, the employer is required to pay to the employee double salary for the noncompliance period for up to one year. This labor law also calls for open-ended employment contracts rather than fixed-term contracts under specified circumstances. The law further prohibits an employer from entering into a one-year or shorter-term contract with an employee if it constitutes the third consecutive renewal of the employment contract unless it is so requested by the employee. As a result of this more labor-friendly legislation, our discretion in the hiring and termination process has been significantly curtailed, which could in turn affect our overall labor costs and our ability to adjust our labor needs in response to market changes. Our business, financial condition and results of operations could therefore be adversely affected by these Chinese labor laws and regulations.

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

All employee participants in our existing stock incentive plans who are Chinese citizens may be required to register with SAFE. We may also face regulatory uncertainties that could restrict our ability to adopt or use stock option for our directors and employees under Chinese laws.

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

Although we have assisted our employees in their registration with the SAFE authorities in connection with our stock incentive plans according to the Stock Option Rule, failure to comply with such provisions may subject us and the participants of our stock incentive plans who are Chinese nationals to monetary fines and other legal sanctions. Although, to date, we have not received any notice from any SAFE authorities regarding any legal sanctions applicable to us or our employees, we cannot assure you that we or our Chinese employees will not fail to comply with such provisions in the future or that any such failure will not prevent us from further granting options under our stock incentive plans to our employees, which could adversely affect our business operations as a result.

Risks Relating to Our ADSs and Shares

The market price of our ADSs has been and may continue to be volatile, which could cause the value of your investments to decline.

Our ADSs were listed on the New York Stock Exchange, or the NYSE, since our SEC-registered initial public offering SEC in June 2007 until March 31, 2014 when the staff of NYSE Regulation Inc. commenced proceedings to delist our ADSs from the NYSE. On September 22, 2014, NYSE Regulation, Inc. Board of Directors’ Committee for Review affirmed the delisting decision of the staff of NYSE Regulation, Inc. subsequent to a hearing with the Committee for Review. Our ADSs have been quoted on the OTC Pink Limited Information initially under the symbol “LDKSY” since the NYSE suspended the trading of our ADSs on February 21, 2014 and under the symbol “LDKYQ” since October 30, 2014.

The market price of our ADSs experienced, and may continue to experience, significant volatility. For the period from June 1, 2007 (commencement of trading of our ADSs on the NYSE) to December 31, 2013, the closing price of our ADSs on the NYSE ranged from a high of $73.95 per ADS to a low of $0.71 per ADS. Since our ADSs have been quoted on the OTC Pink Limited Information, their closing price has ranged from a high of $0.89 per ADS to a low of $0.13 per ADS up to the date of this annual report.

You may find additional information on the historical high and low closing prices of our ADSs under “Item 9. The Offer and Listing — A. Offer and Listing Details — 4. Information Regarding the Price History of the Stock” and “— C. Markets” in this annual report. Numerous factors, including many over which we have no control, may have a significant impact on the market price of our ADSs, including, among other things:

•	prospects of our on-going restructuring of offshore and onshore China liabilities;

•	dilutive effect of the convertible securities we will issue for the offshore restructuring on our capital structure;

•	announcements of technological or competitive developments in the PV industry;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	announcements of studies and reports relating to the PV efficiencies of our products or those of our competitors;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates or other comments by securities analysts relating to us, our competitors or our industry in general;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs;

•	a breach or default, or the perception of a possible breach or default, under our existing loan agreements, credit facilities or other debt instruments;

•	announcements by other companies in our industry relating to their operations, strategic initiatives, financial condition or performance or relating to our industry in general;

•	announcements of acquisitions or consolidations involving industry competitors or industry suppliers or customers;

•	changes in the economic performance or market valuations of other PV technology companies;

•	addition or departure of our executive officers and key personnel;

•	sales or perceived sales of additional ordinary shares or ADSs by us or our significant shareholders;

•	pledges or perceived pledges of additional ordinary shares or ADSs by our significant shareholders, and the foreclosure or perceived foreclosure of such security interests, whether or not potentially resulting in a change of control; and

•	impact and development of any lawsuit or legal proceedings, currently pending or threatened, or that may be instituted in the future.

In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our ADSs, regardless of our operating performance. The OTC market is a relatively illiquid market as compared to NYSE, and the trading price of our ADSs could be significantly affected by an otherwise relatively insignificant fluctuation of supply and demand relating to our ADSs. These factors, among others, could significantly depress the trading price of our ADSs.

The restructuring transactions contemplated in our current provisional liquidation will cause significant dilution to the equity ownership of our shareholders, which may materially and adversely affect the market price of our ADSs.

Because of the limited funding available to the scheme creditors to choose the cash-out option, the restructuring transactions contemplated in our schemes of arrangement have to offer significant amount of equity securities and convertible securities in exchange and satisfaction of claims of our scheme creditors. The issuances of such scale will necessarily cause material dilution of the equity holdings of our shareholders at each relevant time. You should read the information set forth under “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Other Recent Developments — Provisional Liquidation” in this annual report for additional information relating to the significant dilution as a result of the restructuring transactions under our provisional liquidation. Because we are not issuing these equity securities or convertible securities for cash in the restructuring transactions, we will not receive any proceeds from these issuances. In addition, as our exit funding arrangements with HRX contain warrants and convertible securities, the issuance of our equity securities pursuant to such instruments may further dilute our shareholders at the relevant time. Such dilution may impose significant risks on us and our shareholders and may cause the value of our shares and ADSs to significantly decrease, including the possibility of being reduced to zero.

As we have disclosed to our scheme creditors, to the extent they choose or have to choose the equity securities and convertible securities, you should also understand that, depending on the volume-weighted average price, or VWAP, at any relevant time that our scheme creditors will use for the conversion of their convertible securities, the limited availability of the cash-out option to our scheme creditors, the timing and amount of conversion that any scheme creditor may elect pursuant to the schemes of arrangement with respect to their convertible securities, our financial performance at any relevant time, the PV market performance at any relevant time, the stock market performance at any relevant time, and many other factors, risks and uncertainties that are beyond our control and beyond our current knowledge, the dilution on the equity interest of our shareholders at any relevant time may cause significant downward pressure to the trading prices of our shares and ADSs, including the convertible securities under our schemes of arrangement.

We may not be able to pay any dividends on our shares and ADSs.

Under the Cayman Islands law, we may only pay dividends out of our profits or our share premium account subject to our ability to service our debts as they fall due in the ordinary course of our business. Our ability to pay dividends will therefore depend on our ability to generate sufficient profits. We cannot give any assurance that we will declare dividends of any amount, at any rate or at all. We have not paid any dividend in the past. Future dividends, if any, will be at the discretion of our board of directors and will depend upon our future operations and earnings, capital expenditure requirements, general financial condition, legal and contractual restrictions and other factors that our board of directors may deem relevant. Because LDK Solar is a holding company, it relies principally on dividends, if any, paid by our subsidiaries to fund its dividend payments, if any, to our shareholders, including you, and any limitation on the ability of our Chinese subsidiaries to pay dividends to LDK Solar could have a material adverse effect on its ability to pay dividends to you. You should refer to the section entitled “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Dividend Distribution Policy” in this annual report for additional information regarding our current dividend policy.

Our future financings, through sales of our ADSs, shares or equity-linked securities in the public market, may cause a dilution in your shareholding, cause the price of our ADSs to decline, or place restrictions on our operations.

We may require additional funding to meet our working capital or capital expenditure requirements or in connection with our acquisitions, strategic collaborations or other transactions in the future. If we raise such funding through issuance of new equity or equity-linked securities, it may cause a dilution in the percentage ownership of our then existing shareholders. The on-going provisional liquidation will already require us to issue a significant amount of equity and convertible securities in exchange for the claims of our various creditors, as we have disclosed in the risk factor entitled “— The restructuring transactions contemplated in our current provisional liquidation will cause significant dilution to the equity ownership of our shareholders, which may materially and adversely affect the market price of our ADSs.” Sales of a substantial number of ADSs or other equity-linked securities in the public market could depress the market price of our ADSs, and impair our ability to raise capital through the sale of additional equity or equity-linked securities. We cannot predict the effect that future sales of our ADSs or other equity-linked securities would have on the market price of our ADSs.

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

Sales by our existing shareholders of our ADSs, shares or equity-linked securities in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any financial institutions, or the availability of these securities for future sale, will have on the market price of our ADSs. The price of our ADSs may decline as a result.

Holders of ADSs have fewer rights than shareholders and must act through the depositary to exercise those rights.

Holders of ADSs do not have the same rights as our shareholders and may only exercise the voting rights with respect to the underlying shares in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from ADS holders, the depositary will endeavor to vote the underlying shares in accordance with these instructions. Otherwise, ADS holders will not be able to exercise their right to vote unless they withdraw the shares underlying their ADSs and vote such shares directly. Under our currently effective articles of association, as amended and restated, the minimum notice period required to convene a general meeting is 10 clear days. When a general meeting is convened, ADS holders may not receive sufficient notice of a shareholders’ meeting to permit such holders to withdraw their shares to allow them to cast their vote with respect to any specific matter. If requested in writing by us, the depositary will mail a notice of such a meeting to ADS holders. In addition, the depositary and its agents may not be able to send voting instructions to ADS holders or carry out ADS holders’ voting instructions in a timely manner. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instruction to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if the ADSs are not voted as you have requested. In addition, in your capacity as an ADS holder, you will not be able to call a general meeting of our shareholders.

You may be subject to limitations on transfers of ADSs.

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

Subject to the terms and conditions of the deposit agreement, the depositary of our ADSs has agreed to pay to you the cash dividends or other distributions it or the ADS custodian receives on shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent. However, the depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holder of ADSs, in which case it may determine not to make such a distribution. Neither we nor the depositary has any obligation to register ADSs, shares, rights or other securities subject to such distribution under U.S. securities laws. Neither we nor the depositary has any obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to holders of ADSs. This means that you may not receive the distribution we make on our shares or any value for the distribution if it is unlawful or impractical for us to make it available to you. These restrictions may have a material adverse effect on the value of your ADSs.

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

Anti-takeover provisions of our articles of association could prevent a change in control even if such takeover is beneficial to our shareholders.

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

We are a Cayman Islands company and our corporate affairs are governed by our memorandum and articles of association, as amended, the Cayman Islands companies law and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions that may be taken by our minority shareholders and the fiduciary responsibilities of our directors to us under the Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedents in the Cayman Islands as well as those from the English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under the Cayman Islands law are not as clearly established as they are under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. Furthermore, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. As a result of all of these limitations, our shareholders and holders of ADSs may have more difficulty in protecting their interests in the face of actions taken by our management, board of directors or controlling shareholders than they would as shareholders of a public company incorporated and existing under the laws of a jurisdiction in the United States.

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

Our legal and commercial name is LDK Solar Co., Ltd. We were incorporated in the Cayman Islands on May 1, 2006 as a holding company and conduct our operations mainly through subsidiaries in China. In June 2007, we completed our SEC-registered initial public offering of our ADSs and listed our ADSs on the NYSE. On March 31, 2014, the staff of NYSE Regulation Inc. commenced proceedings to delist our ADSs from the NYSE. On September 22, 2014, NYSE Regulation, Inc. Board of Directors’ Committee for Review affirmed the delisting decision. Our ADSs have been quoted on the OTC Pink Limited Information initially under the symbol “LDKSY” since the suspension of trading of our ADSs on the NYSE on February 21, 2014 and under the symbol “LDKYQ” since October 30, 2014.

We established Jiangxi LDK Solar on July 5, 2005 to commence the construction of our solar wafer production facilities. We made our first commercial shipment of solar wafers in April 2006. LDK Solar was established to acquire Jiangxi LDK Solar prior to, and for the purpose of, our initial public offering.

We established two wholly owned Chinese subsidiaries, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, in July and October 2007, respectively, both in Jiangxi Province, China, to engage in polysilicon manufacturing business. We subsequently reorganized our polysilicon business structure so that the two Chinese polysilicon manufacturers became wholly owned subsidiaries of LDK Silicon Hong Kong, which is wholly owned by LDK Silicon. On June 3, 2011, pursuant to a subscription agreement dated as of December 30, 2010, China Development Bank International Holdings Limited, or CDBI, as assignee of CDB Capital China Development Bank Capital Corporation Ltd., each a wholly owned subsidiary of China Development Bank Corporation, or CDB, and investment funds affiliated with China Construction Bank Corporation and Bank of China Limited subscribed for 240 million LDK Silicon preferred shares, which represented, on an as-if-converted basis, approximately 18.46% of the aggregate issued and outstanding share capital of LDK Silicon on a fully diluted basis as of the date of the investment. The claims of the holders of the LDK Silicon preferred shares are subject to our schemes of arrangement.

In March 2011, we acquired a 71% interest in SPI, a California-based solar power EPC company. SPI’s shares are listed and traded on the OTCBB market. As of the date of this annual report, we hold approximately 28% of the equity interest in SPI due to dilution by additional equity interests issued by SPI since March 2011.

In April 2012, we acquired a 71% interest in Sunways AG, a German-based PV company with its shares listed on the Frankfurt Stock Exchange. Sunways filed for preliminary insolvency proceedings in Germany on March 21, 2014 and entered into formal insolvency proceedings on April 28, 2014.

In February 2014, we filed a winding-up petition on grounds of insolvency with the Cayman court, and the Cayman court appointed JPLs on February 27, 2014. We went into provisional liquidation under the laws of the Cayman Islands and, since then we have, in conjunction with the JPLs, undertaken the following offshore restructuring transactions:

•	formulation and implementation of the scheme of arrangement in the Cayman Islands relating to LDK Solar and LDK Silicon with their classes of scheme creditors;

•	formulation and implementation of the scheme of arrangement in Hong Kong relating to LDK Solar, LDK Silicon and LDK Silicon Hong Kong with their classes of scheme creditors;

•	a filing by our U.S. subsidiary guarantors of our 2014 senior notes of voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court; and

•	a petition under Chapter 15 of the U.S. Bankruptcy Code for recognition of the compromise and arrangement of our schemes of arrangement.

In September 2014, our ADSs were delisted from the NYSE following a delisting decision and a subsequent hearing by the NYSE authorities. Our ADSs are currently quoted on the OTC Pink Limited Information initially under the symbol “LDKSY” since the suspension of trading of our ADSs on the NYSE on February 21, 2014 and under the symbol “LDKYQ” since October 30, 2014.

In October 2014, we completed the following steps in our overall offshore restructuring:

•	scheme creditors of each class affirmatively voted for the scheme of arrangement in the Cayman Islands relating to LDK Solar and LDK Silicon;

•	scheme creditors of each class affirmatively voted for the scheme of arrangement in Hong Kong relating to LDK Solar, LDK Silicon and LDK Silicon Hong Kong;

•	holder of our 2014 senior notes affirmatively voted for the prepackaged plan of reorganization proposed in a solicitation of votes launched by our U.S. subsidiary guarantors; and

•	the U.S. Bankruptcy Court granted customary relief sought by our U.S. subsidiary guarantors of our 2014 senior notes pursuant to their voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code.

Our offshore restructuring is still subject to (a) the sanction by the Cayman court of the scheme of arrangement in the Cayman Islands relating to LDK Solar and LDK Silicon, (b) the sanction by the Hong Kong court of the scheme of arrangement in Hong Kong relating to LDK Solar, LDK Silicon and LDK Silicon Hong Kong, (c) the U.S. Bankruptcy Court confirmation of the prepackaged plan proposed by our U.S. subsidiary guarantors of our 2014 senior notes and Chapter 15 recognition of our schemes of arrangement, and (d) completion of the restructuring transactions contemplated in the provisional liquidation.

Mr. Peng, our founder and former chairman, currently beneficially owns, through LDK New Energy, 48,053,953 of our shares, representing approximately 24.7% of our outstanding share capital as of the date of this annual report. Mr. Kin-Ming Cheng currently beneficially owns, through Fulai Investments, 42,000,000 of our shares, representing approximately 21.6% of our outstanding share capital as of the date of this annual report. HRX currently owns 25,307,497 of our shares, representing approximately 13.0% of our outstanding share capital as of the date of this annual report.

Under our memorandum of association, the purpose of our company is unrestricted. Our current registered office is at c/o Zolfo Cooper (Cayman) Limited, 38 Market Street, Suite 4208, Canella Court, Camana Bay, Grand Cayman KY1- 9006, Cayman Islands. Our principal executive offices are located at Hi-Tech Industrial Park, Xinyu City, Jiangxi Province 338032, People’s Republic of China, and our telephone number is (86 790) 686-0171. Our website is www.ldksolar.com. Information contained on our website is not a part of this annual report.

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

Polysilicon. We commenced production and sale of polysilicon in the third quarter of 2009. As of December 31, 2013 and September 30, 2014, our two polysilicon plants, Mahong Plant and Xiacun Plant, located near our wafer production facilities, had an aggregate installed annualized polysilicon production capacity of approximately 19,200 MT. We use a modified Siemens process as the basis for our polysilicon production, employ advanced production facilities at our polysilicon plants, and are able to produce polysilicon that meets the premium quality requirements of international PV and electronics industries. While all of the polysilicon we currently produce is solar-grade, our Mahong Plant is capable of producing electronic-grade polysilicon in accordance with international industry standards and practice, representing approximately 90% of our aggregate polysilicon production capacity. As we have disclosed in “Item 4. Information on the Company — Our Products and Services — Polysilicon Production — Debottlenecking” in this annual report, we have been endeavoring to install hydrochlorination facilities to make our polysilicon production more efficient and cost-effective, despite suspensions due to lack of funding during the past years. We consume a significant portion of our polysilicon output in our wafer production. For the years ended December 31, 2011 and 2012, we produced approximately 10,455 MT and 2,520 MT of polysilicon, respectively, and consumed approximately 82.8% and 69.6%, respectively, of our total polysilicon production, with the rest sold to independent third-party customers. Our polysilicon production volume decreased in 2012 as we suspended our polysilicon production since the third quarter of 2012 primarily due to the decreased market demand and depressed market prices of PV products. Our polysilicon production remained suspended until July 2014 when we restarted one of the three production lines at our Mahong Plant with the existing STC thermal converters. We also test-ran our hydrochlorination facilities installed on such polysilicon production line at Mahong Plant in September 2014 and endeavor to resume our polysilicon operation in Mahong Plant toward the end of 2014. Due to the decrease in estimated future market price for solar-grade polysilicon, the operation of the Xiacun Plant remained suspended and the highly uncertainty of its future service potential has caused us to constructively abandon the Xiacun Plant.

Solar Wafers. We manufacture solar wafers in our wafer production facilities in Xinyu City Hi-Tech Industrial Park in Jiangxi Province, China. We produce multicrystalline and monocrystalline solar wafers and sell them globally to manufacturers of solar cells and solar modules. We also provide wafering services, producing wafers for customers who provide polysilicon materials to us. As of December 31, 2013 and September 30, 2014, we had an annualized solar wafer production capacity of approximately 4.8 GW. For the years ended December 31, 2011, 2012 and 2013, we produced approximately 2.2 GW, 1.0 GW and 1.4 GW of solar wafers, respectively, and consumed approximately 29.5%, 10.1% and 3.8%, respectively, of our total solar wafer production in our in-house production of solar cells, with the rest sold to independent third-party customers. For the nine months ended September 30, 2014, we produced approximately 1.4 GW of solar wafers and did not consume any such solar wafer production in our in-house production of solar cells, with all of it sold to independent third-party customers. Although our solar wafer production has remained on-going, we substantially reduced our solar wafer production volume since the third quarter of 2012, primarily due to the decreased market demand and depressed market prices of PV products. We have gradually increased our wafer production in 2013. However, the decrease in estimated future market price for wafers and over-capacity in certain of our production facilities have raised highly uncertainty of the future service potential and caused us to constructively abandon certain production machinery and equipment, facilities and uncompleted production plants related to our wafer business.

Solar Cells. We commenced solar cell production in the third quarter of 2010. We produce solar cells in our production facilities in Xinyu City Hi-Tech Industrial Park in Jiangxi Province, China. As of December 31, 2013 and September 30, 2014, we had an annualized solar cell production capacity of approximately 0.3 GW. For the years ended December 31, 2011, 2012 and 2013, we produced approximately 590.0 MW, 162.1 MW, 80.6 MW of solar cells, respectively, and consumed approximately 100.0%, 43.4% and 100.0%, respectively, of our total solar cell production in our in-house production of solar modules, with the rest sold to independent third-party customers. For the nine months ended September 30, 2014, we produced approximately 109.5 MW of solar cells and consumed approximately 77.7% of our total solar cell production in our in-house production of solar modules, with the rest sold to independent third-party customers. Our in-house made solar cells constituted approximately 38.5% of our production requirements in our in-house production of solar modules during the three years ended December 31, 2013, and we had to outsource the remainder requirements from third party suppliers. Although our solar cell production has remained on-going, we have substantially reduced our solar cell production volume since the third quarter of 2012 primarily due to decreased market demand and the depressed market prices of PV products. We also disposed in April 2013 of our solar cell facilities in Hefei, Anhui Province.

Solar Modules. We commenced solar module production in 2010, and we also provide solar module processing services to customers. We produce solar modules in our production facilities in Nanchang City of Jiangxi Province, Suzhou City of Jiangsu Province, China. As of December 31, 2013 and September 30, 2014, we had an annualized solar module production capacity of approximately 1.4 GW. Our modules have been certified in various European countries and the U.S. For the years ended December 31, 2011, 2012 and 2013, we produced approximately 840.0 MW, 191.6 MW and 261.6 MW of solar modules, respectively, and consumed approximately 9.0%, 13.2% and 9.5%, respectively, of our total solar module production in our solar farm projects, with the rest sold to independent third-party customers. For the nine months ended September 30, 2014, we produced approximately 159.2 MW of solar modules and consumed approximately 27.3% of our total solar module production in our solar farm projects, with the rest sold to independent third-party customers. Although our solar module production has remained on-going, we substantially reduced our solar module production volume since the third quarter of 2012 primarily due to decreased market demand and the depressed market prices of PV products. We also disposed in April 2013 of our solar module facilities in Hefei, Anhui Province.

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

Our production facilities are primarily located in Xinyu City, Jiangxi Province, with our cell and module production facilities in Nanchang City, Jiangxi Province, and Suzhou City, Jiangsu Province, China.

Our principal PV product customers, in terms of net sales for the year ended December 31, 2013, include Brics Solar, Gintech, Solartech, Datang and Changzhou SFPV.

Competitive Strengths

We believe that we have the following principal competitive strengths:

•	Large-scale production. We are one of the largest manufacturers of PV products in terms of capacity and production. Leveraging our scale and market position, we have been able to improve our cost structure by procuring raw materials and advanced production equipment on favorable terms. Our cost structure has also been enhanced by our vertically integrated business model, China-based manufacturing facilities and R&D, and the economies of scale of our operations. By producing all of our products in China, we have been able to benefit from low-cost labor, land, ancillary equipment and facilities, consumables and utilities.

•	High-level of vertical integration. We are a vertically integrated PV product manufacturer with production capabilities at each step of the supply chain from polysilicon to solar farm projects. While historically our strength was in the solar wafer business, we have expanded our business to meet the PV industry’s requirements for solar materials, polysilicon, wafers, modules, systems, projects and solutions. Depending on market conditions, we have the flexibility to buy and sell PV products along the value chain to maximize our revenue and profit. Our expanded capability to address different market requirements as a result of our vertical integration also contributes to the diversification of our customer base.

•	Leading PV product manufacturer with a strong brand. We are a leading producer of PV products globally in terms of capacity and production. Our leading manufacturing scale and well-recognized product quality have enabled us to establish a strong brand name in our industry, to expand our global footprint quickly and to cross-sell our products as we further pursue and optimize our vertical integration strategies.

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

•	Diversified customer base. We have established long-term relationships with key players in the PV industry. Our current customer base consists of some of the major international players in the PV sector. Our revenues are also diversified geographically around the world. During the year ended December 31, 2013, we sold our PV products to over 300 customers in over 30 countries or regions.

Our Strategy

We intend to pursue the following strategies:

•	Reorganize our capital structure. In addition to our current provisional liquidation under the laws of the Cayman Islands, we also intend to engage our creditors in onshore China with a view to restructuring our overall indebtedness in China for our future growth. We have already initiated a number of discussions with our Chinese banks, lenders and other creditors in order to find a mutually agreeable restructuring proposal that is viable for us to continue as a going concern. We will continue with our endeavor in an effort to realign our capital structure to better fit our current financial condition and prospects and to improve our liquidity position and increase our cash flow.

•	Implement our liquidity plan. With a less-than-optimal PV market and significant uncertainties regarding the sustainability of the PV market, our results of operations have been adversely affected in recent years by, among other things, (i) continued decline in the average selling price across the chain of PV products, (ii) global PV manufacturing capacity exceeding global demand, and (iii) international trade-related investigations and proceedings initiated in certain European jurisdictions and anti-dumping and/or countervailing tariffs imposed by the U.S. government. In order to improve our viability under such circumstances, in addition to some of the significant measures we have taken, we have been further evaluating our financial condition and results of operations, as well as considering available options, especially our liquidity plan as disclosed in “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Working Capital Deficit” in this annual report. We believe that, by effectively implementing our liquidity plan, coupled with our offshore restructuring, we should be able to more effectively deal with our current financial condition and prospects and to improve our liquidity position and increase our cash flow.

•	Continue to reduce our production costs. We have developed proprietary manufacturing processes to reduce our costs and increase our operational efficiency in our overall production processes. We plan to continue to devote reasonable R&D resources to enhance our technological capabilities in order to reduce manufacturing costs, improve production yield and pursue technological innovation. We are currently undertaking debottlenecking initiatives to convert more STC into TCS through hydrochlorination in an effort to lower our polysilicon production cost and boost our polysilicon production capacity. Other cost-saving measures we are implementing include acquiring high-pressure steam from a co-located steam generation plant under construction and applying an advanced coating technology to lower the electricity consumption of our CVD reactors. We are committed to further reducing our per-unit cost by further optimizing our vertical integration model and each of its value chains. In addition, we will strive to enhance our operational excellence, localize feedstock and consumable sources, and reduce energy consumption in order to become more cost competitive.

•

Develop and commercialize innovative technologies. We plan to continue to develop and commercialize innovative technologies. We currently have a number of on-going R&D programs with a view to developing techniques and processes that will improve our conversion efficiency and product quality or lower production cost. We have 205 issued patents, and 108 patent applications pending globally. We have implemented and intend to continue to implement these and other patents and patent applications to further improve our polysilicon production, silicon recycling, wafer production processes, solar cell structures, module designs and efficiency of our production equipment. We expect to continue to develop, procure and commercialize technologies that have significant potential applications and may provide significant competitive advantages to us.

•	Continue to enhance our vertical integration. We will continue to streamline our vertical integration to strengthen our competitive position. We currently produce polysilicon, solar wafers, cells and modules in-house, and also develop solar farm projects and provide related EPC services in Europe, the United States and China. In addition to building up weaker links in our solar value chain in line with the PV market development and prospects, we will continue to strengthen more profitable links in the value chain to capture such opportunities in the market. As a vertically integrated PV company, we will be able to provide our customers with a range of services and products while at the same time giving us better control of the time to market, costs, supply and quality of the products we manufacture.

•	Further expand our customer base and increase our brand recognition. We plan to further expand our customer base and increase our brand recognition by increasing our sales and marketing efforts in countries such as the U.S., China, Europe and other countries and regions. We intend to continue to increase our brand recognition by delivering quality PV products and services. We intend to continue to seize of opportunities in China, Europe, and the United States to build out our solar farm project development teams, which will enable us to promote our branded PV products through the construction and sale of solar farm projects. We develop these projects with the intent to sell them to third parties upon completion of their development.

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

The following table sets forth our installed annual production capacity as of December 31, 2013 and September 30, 2014.

Installed Annual Capacity
Product	Location	December 31, 2013	September 30, 2014
Polysilicon	Mahong Plant, Xinyu City; Jiangxi Province	18,000 MT	18,000 MT
	Xiacun Plant, Xinyu City; Jiangxi Province	1,200 MT	1,200 MT
Wafer	Xinyu City, Jiangxi Province	4.8 GW	4.8 GW
Cell	Xinyu City, Jiangxi Province	0.3 GW	0.3 GW
Module	Nanchang City, Jiangxi Province; Suzhou City, Jiangsu Province	1.4 GW	1.4 GW

In April 2013, we sold all our equity interest in LDK Hefei to an affiliate of the local Hefei government, which reduced our annualized solar cell and module production capacities to approximately 0.3 GW and 1.4 GW, respectively.

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

We leverage a modified Siemens process as the basis for our polysilicon production, employ advanced production facilities at our polysilicon plants, and are able to produce polysilicon that meets the premium quality requirements of international PV and electronics industries. All of the polysilicon we currently produce is solar-grade. Based on tests we have conducted, our Mahong Plant is capable of producing electronic-grade polysilicon in accordance with international industry standards and practice, representing approximately 90% of our polysilicon production capacity as of December 31, 2013. The international industry standards and practice with regard to “electronic-grade” polysilicon focus on impurities levels and their composition as well as physical properties, rather than silicon purity alone. Our Mahong Plant is designed and equipped with advanced production facilities capable of producing electronic-grade polysilicon in terms of purity, but as our current focus is on solar-use polysilicon production, we have yet to create the requisite clean handling environment that would enable us to supply electronic-grade polysilicon to the electronics industry. We do not have any current plan to produce and supply electronic-grade polysilicon to the electronics industry unless we have a strong business case with favorable market conditions.

We commenced polysilicon production at our Xiacun Plant and made our first shipment of polysilicon in the third quarter of 2009. In January 2010, our Mahong Plant entered into production with its first production train. As of December 31, 2013 and September 30, 2014, we had a total annualized installed polysilicon production capacity of approximately 19,200 MT. For the years ended December 31, 2011 and 2012, we produced approximately 10,455 MT and 2,520 MT of polysilicon, respectively, and consumed approximately 82.8% and 69.6%, respectively, of our total polysilicon production for our down-stream wafer production, with the rest sold to independent third-party customers. Due to the decreased market demand and depressed market prices of PV products, we suspended our polysilicon production since the third quarter of 2012 until July 2014 when we restarted one of the three production lines at our Mahong Plant with the existing STC thermal conversion system. We have also been endeavoring to undertake debottlenecking and hydrochlorination procedures at both Mahong Plant and Xiacun Plant as we have disclosed in “— Debottlenecking” below. We have engaged Fluor Corporation and its affiliates to provide general engineering, procurement, construction and management services for our Mahong Plant. We endeavor to resume our polysilicon operation in Mahong Plant toward the end of 2014. Due to the decrease in estimated future market price for solar-grade polysilicon, the operation of the Xiacun Plant remained suspended and the highly uncertainty of its future service potential has caused us to constructively abandon the Xiacun Plant.

Debottlenecking. When a constraint in one procedure of our large polysilicon production facility restricts or limits the overall production flow, a “bottleneck” develops that lowers the capacity, or otherwise limits the functionality, of some other procedures or the entire manufacturing system. The removal of such constraints, or “debottlenecking,” becomes necessary to enhance the production capacity of the entire system. The main bottleneck in our polysilicon production is STC-TCS conversion. Our STC thermal converters are currently insufficient to recycle all of our STC into TCS conversion system largely due to their failure to perform up to their design capabilities and, therefore, we have to rely on external parties to off-take some excess STC and purchase additional TCS from external suppliers to support our production. A significant increase in converting our STC into TCS will effectively remove this bottleneck in our polysilicon production and boost our production capacity to desired levels while obviating the need to dispose of excess STC and purchase additional TCS. As a result, we may reduce our costs through a more efficient STC-TCS conversion system.

We suspended our polysilicon production since the third quarter of 2012 largely due to the decreased market demand and depressed market prices of PV products. We intended to take advantage of the downtime to implement the debottlenecking and hydrochlorination installation at Mahong Plant and to improve the hydrochlorination facility we put into operation at Xiacun Plant in December 2011. Financial difficulties that arose in 2012 and exacerbated through 2013 prevented us from carrying out these debottlenecking initiatives until July 2014 when we restarted one of the three production lines at our Mahong Plant with the existing STC thermal conversion system, and started to test-run our initial hydrochlorination facilities in September 2014 installed on the production line. We expect the hydrochlorination facilities to eventually become the primary conversion system for STC into TCS, and to have the STC thermal converters operate as a supplemental system to support the hydrochlorination conversion, and we are endeavoring to restart the second polysilicon production line at Mahong Plant, currently planned before the end of 2014, with the test-run of hydrochlorination facilities attached.

We are also endeavoring to streamline secondary bottlenecks in our polysilicon production systems, which include our tank storage, nitrogen, hydrogen, demineralized water, cooling water, waste water treatment and process venting/scrubbing systems, that complement our polysilicon production. Although we commenced these secondary debottlenecking initiatives in early 2011, we had to suspend them in early 2012 due to a lack of funding and the deteriorating PV market conditions. We have now secured financing for such purposes, and intend to implement our secondary debottlenecking efforts in line with the installation of our hydrochlorination facilities to our polysilicon production lines.

We leverage a modified Siemens process, a non-proprietary technology generally used in the polysilicon industry, as the basis for our polysilicon production process, which centers on closed-loop gas recycle and recovery systems. The following chart illustrates our closed-loop polysilicon production process:

Our polysilicon production process starts with mixing hydrogen chloride, a common acid, or HCl, with a bed of metallurgical-grade silicon powder in a CVD reactor, which produces TCS. TCS is then purified through distillation to remove the main byproduct, STC, and other byproducts and impurities. Next, the purified TCS gas is fed into CVD reactors, or “Siemens reactors” as generally referred to in the industry, containing seed polysilicon rods, which are thin filaments made of high-purity silicon. In a hydrogen environment at high temperatures, TCS decomposes or disintegrates, and deposits or attaches additional silicon onto the seed polysilicon rods, therefore “growing” the rods. When the rods eventually grow to desired diameters, they are harvested from the CVD reactors and moved to a clean area for further processing. The grown-up rods are broken into chunks, with the carbon ends removed, and the ultra-pure polysilicon chunks sorted, packaged, and shipped to our wafer section or to our polysilicon customers.

Both the metallurgical-grade silicon chlorination and TCS decomposition reactions generate STC as a byproduct, which is fed back into the TCS production process for re-use as a production input, and hence recycled in what is known as a closed-loop process. The STC generated from both the metallurgical-grade silicon chlorination and the TCS decomposition is fed through STC thermal converters, where it undergoes a hydrogenation reaction with hydrogen, resulting in TCS and HCl. This TCS, mixed with unreacted STC, is further redirected back to the TCS distillation procedure as preparation for TCS decomposition through the closed loop. Over the years, in order for us to maintain production levels at or near our desired capacity, our thermal hydrogenation procedure is insufficient to convert more STC into TCS and, therefore, we have to rely on third parties to offtake some excess STC and purchase some additional TCS from external suppliers. As a part of our efforts to convert more STC into TCS, we are constructing hydrochlorination facilities in our debottlenecking initiatives, initially to run in parallel with our existing STC thermal converters and eventually to become the primary conversion system, with the STC thermal converters as a supplemental system to support the hydrochlorination conversion. Hydrochlorination is an efficient STC-TCS conversion process, during which STC reacts with silicon and hydrogen, also resulting in TCS and HCl. The HCl created in the CVD reactors, the STC thermal converters, and the hydrochlorination procedure is also recycled and re-used in the metallurgical-grade silicon chlorination reaction. The closed-loop system enables a high degree of TCS, STC, HCl, and hydrogen utilization throughout the production process, thereby enhancing raw material conversion efficiency, reducing waste output, and lessening environmental impact.

System Control. Our entire polysilicon production process is controlled by an advanced computerized control system. All the pipes, valves, CVD reactors, STC thermal convertors, hydrochlorination systems, and other critical components are monitored by electronic sensors. Data from these sensors are transmitted to our polysilicon central control room in real time, rigorously monitored, analyzed, and acted upon by rotating shifts of our engineers 24 hours a day, seven days a week. As part of our standard procedure, our engineers adjust the level of production activities remotely. In the event a security incident arises, our engineers are able to shut down the various systems in the polysilicon production or discrete parts of the various systems remotely. Our advanced control system improves our polysilicon production capacity and safety while reducing staff-related operating expenses. Our polysilicon production process, including production, cleaning, packaging, and transportation, conforms to applicable international standards for solar-use PV products, and our comprehensive waste management system is compliant with environmental protection standards of China.

Our Xiacun Plant occupies approximately 0.6 million square meters and is located in Yushui Xiacun Industrial Park in Xinyu City, approximately 15 kilometers away from our facilities at Xinyu Hi-Tech Industrial Park. Our Mahong Plant occupies a site area of approximately 2.5 million square meters and is located next to our primary facilities in the Xinyu Hi-Tech Industrial Park.

As of December 31, 2013, we had installed the following equipment in our polysilicon production plants:

•	67 CVD reactors;

•	32 STC thermal converters;

•	two hydrochlorination systems; and

•	other ancillary polysilicon production equipment.

Wafer production

We manufacture solar wafers in our wafer production facilities in Xinyu City Hi-Tech Industrial Park in Jiangxi Province, China. Wafer production constituted our original core competence since our inception in 2006. We currently produce and sell solar wafers in three principal sizes of 125 by 125 mm, 150 by 150 mm and 156 by 156 mm, and with thicknesses from 180 to 220 microns. In addition to our multicrystalline wafer products, we also manufacture monocrystalline wafers. As of December 31, 2013 and September 30, 2014, we had an annualized wafer production capacity of approximately 4.8 GW.

We also provide wafering services to both monocrystalline and multicrystalline solar cell and module manufacturers, who provide us with their own silicon materials, such as polysilicon feedstock and ingots. We process this feedstock to produce ingots. We then slice these ingots and the ingots provided by our customers into wafers to be delivered back to our customers. We charge a fee based on the number of wafers processed and the type of materials we receive. In addition, we also sell silicon materials, which include ingots and polysilicon scraps. We did not provide any wafering service during 2012 and 2013.

For the years ended December 31, 2011, 2012 and 2013, we produced approximately 2.2 GW, 1.0 GW and 1.4 GW of solar wafers, respectively, and consumed approximately 29.5%, 10.1% and 3.8%, respectively, of our total solar wafer production in our in-house production of solar cells, with the rest sold to independent third-party customers. For the nine months ended September 30, 2014, we produced approximately 1.4 GW of solar wafers and did not consume any such solar wafer production in our in-house production of solar cells, with all of it sold to independent third-party customers.

Production of wafers can be divided into two main steps:

•	Production of Polysilicon Ingot. We prepare our polysilicon feedstock with de-ionized water in etching stations. The prepared polysilicon feedstock is then placed in crucibles and each crucible is loaded into our DSS furnaces for melting and crystallization. Polysilicon ingots formed during the crystallization process are then cut into smaller blocks with a squarer, in a process known as squaring. Our polysilicon ingots are currently approximately 525 kilograms and 750 kilograms in weight and 840 by 840 mm or 1,000 by 1,000 mm in width and 320 mm in height. We have been engaged in R&D efforts in collaboration with DSS furnace manufacturers to increase the number of wafers that can be produced per standard ingot. The casting process for monocrystalline wafers is generally more expensive than that for multicrystalline wafers with similar dimensions. However, monocrystalline wafers are generally more efficient than multicrystalline wafers because the increased conductivity of electrons in monocrystalline silicon yields higher energy conversion rates than multicrystalline silicon.

•	Wafering. After inspection, the polysilicon blocks are cropped and prepared for slicing. Then the polysilicon blocks are sliced into wafers by wire saws. We then wash and dry the wafers at our wafer cleaning stations for final inspection, packaging and delivery.

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

As of December 31, 2013, we had the following multicrystalline and monocrystalline wafer manufacturing equipment in operation:

•	538 DSS furnaces used for multicrystalline ingot production;

•	329 sets of pullers used for monocrystalline ingot production;

•	87 squarers used to cut ingots into blocks;

•	384 wire saws used to slice blocks into wafers;

•	three slurry recovery systems; and

•	other supplemental or ancillary facilities.

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

Cell production

We commenced our solar cell production in the third quarter of 2010. We produce solar cells in our production facilities in Xinyu City Hi-Tech Industrial Park in Jiangxi Province, China. As of December 31, 2013 and September 30, 2014, we had an annualized solar cell production capacity of approximately 0.3 GW, subsequent to our disposition in April 2013 of our solar cell production facilities in Hefei City of Anhui Province with an aggregate annualized solar cell production capacity of approximately 1.4 GW.

For the years ended December 31, 2011, 2012 and 2013, we produced approximately 590.0 MW, 162.1 MW and 80.6 MW of solar cells, respectively, and consumed approximately 100.0%, 43.4% and 100.0%, respectively, of our total solar cell production in our in-house production of solar modules, with the rest sold to independent third-party customers. We also outsource a significant amount of our cell requirements from third party suppliers. For the nine months ended September 30, 2014, we produced approximately 109.5 MW of solar cells and consumed approximately 77.7% of our total solar cell production in our in-house production of solar modules, with the rest sold to independent third-party customers.

Our solar cell manufacturing facilities occupy a site area of approximately 0.8 million square meters in Xinyu Hi-Tech Industrial Park in Xinyu City.

Module production

We commenced solar module production in 2010. We produce solar modules in our production facilities in Nanchang City of Jiangxi Province and Suzhou City of Jiangsu Province, China. We also provide solar module processing services to customers. As of December 31, 2013 and September 30, 2014, we had an annualized solar module production capacity of approximately 1.4 GW, subsequent to our disposition in April 2013 of our solar module production facilities in Hefei City of Anhui Province with an aggregate annualized solar module production capacity of approximately 0.3 GW.

For the years ended December 31, 2011, 2012 and 2013, we produced approximately 840.0 MW, 191.6 MW, and 261.6 MW of solar modules, respectively, and consumed approximately 9.0%, 13.2% and 9.5%,

respectively, of our total solar module production in our solar farm projects, with the rest sold to independent third-party customers. For the nine months ended September 30, 2014, we produced approximately 159.2 MW of solar modules and consumed approximately 27.3% of our total solar module production in our solar farm projects, with the rest sold to independent third-party customers.

Our modules have been certified in various European countries and the U.S. We sell our modules under our own brand name and also on an OEM basis for our customers. Our solar module warranty period lasts for 20 to 25 years. As a result, we bear the risk of warranty claims long after we have sold our products and recognized revenues.

Our solar module manufacturing facilities occupy a site area of approximately 0.5 million square meters in Nanchang Hi-Tech Industrial Development Zone of Nanchang City.

Solar farm project development and related EPC

We design and develop solar farm projects in China, Europe and the U.S. and may enter additional markets. We also provide EPC services for solar farm projects. We develop solar farm projects and provide related EPC services in the U.S. and Europe through our affiliate, SPI, a California-based solar power EPC company, of which we currently own approximately 28% in equity interest. We develop solar farm projects with the intent to sell them to third parties upon completion of their construction. We typically enter into a letter of intent to sell our solar farm project prior to, and contingent upon, the completion of such project. We have financed our solar farm projects with bank financings.

We expect our solar farm projects to be sold after their completion subject to market conditions. We may establish additional similar project companies from time to time in these and other jurisdictions.

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

Our senior management team is actively involved in setting quality control policies and monitoring our quality control performance. However, it is impossible to avoid product defects. As we have disclosed in “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company and Our Industry — Product defects could result in increased costs, damage to our reputation and loss of revenues and market share” in this annual report, we encounter periodic sales returns, claims and legal actions in our ordinary course of business due to improper cleaning, non-conformity with customers’ specifications or product defects.

As of December 31, 2013, we had a core quality management unit consisting of 767 persons overseeing our quality control processes, audits and engineering. In addition, this unit runs the testing procedures at the quality-control checkpoints during the production process of polysilicon, ingots, wafers, cells and modules.

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

Customers, Sales and Marketing

Our principal customers include Brics Solar, Gintech, Solartech, Datang, and Changzhou SFPV in terms of net sales for the year ended December 31, 2013. For the years ended December 31, 2011, 2012 and 2013, we derived approximately 38.6%, 31.9% and 48.9%, respectively, of our net sales from sales to PV customers in China and approximately 61.4%, 68.1% and 51.1%, respectively, from exports. During the years ended December 31, 2011, 2012 and 2013, our top five customers collectively accounted for approximately 20.3%, 22.8% and 21.8%, respectively, of our net sales. For the year ended December 31, 2011, Jiangxi Risun and Gintech contributed 5.5% and 4.5%, respectively, of our net sales. For the year ended December 31, 2012, Sumitomo and Photovoltech contributed 7.5% and 5.9%, respectively, of our net sales. For the year ended December 31, 2013, Brics Solar and Gintech contributed 5.9% and 4.6%, respectively, of our net sales. No single customer contributed more than 10% of our net sales in 2011, 2012 or 2013. We intend to continue to enhance and broaden our revenue and customer base to target other leading global PV manufacturers and customers.

We have written agreements with most of our customers, with our sales to some such customers subject to periodic purchase orders. Our customers typically make an advance payment representing a portion of the contract value to us. The global financial crisis in 2008 and the overall global economic slowdown have caused a number of our customers to request us to delay our shipments of PV products or to re-negotiate the contract price. As a result, over the years, we have amended and/or supplemented many of our long-term supply contracts entered into with our customers in prior years. These amendments and supplements generally provide for postponement of deliveries, adjustment to pricing on a prospective basis by reference to the current market, adjustment to the ratio between supply of polysilicon feedstock and delivery of solar wafers or other PV products, and changes from one PV product to another. Any significant deviation from the contract terms on our customers’ part or our inability to negotiate or renegotiate acceptable quantities, prices and delivery terms from time to time with our customers may disrupt our operations and materially and adversely affect our financial condition and results of operations. In recent years, we have entered into contracts to cancel certain long-term supply contracts with our customers. We recognized contract cancellation revenue from these contracts to the extent any payment has been received or is reasonably assured. For the years ended December 31, 2011, 2012 and 2013, contract cancellation revenue recognized was $27.8 million, $92.2 million and $11.2 million, respectively.

Our net sales generated from the various geographic regions during the years ended December 31, 2011, 2012 and 2013 as a percentage of our net sales has experienced some significant changes. Based on the immediate destination of our goods shipped, our sales in mainland China as a percentage of our total sales decreased from 38.6% in the year ended December 31, 2011 to 31.9% in the year ended December 31, 2012 and increased to 48.9% in the year ended December 31, 2013. Our net sales to Asia Pacific excluding mainland China decreased from 26.5% in the year ended December 31, 2011 to 25.7% in the year ended December 31, 2012 and increased to 27.0% in the year ended December 31, 2013. Our net sales to Europe increased from 28.7% in the year ended December 31, 2011 to 33.7% in the year ended December 31, 2012 and decreased to 16.6% in the year ended December 31, 2013. Our net sales to North America increased from 6.2% in the year ended December 31, 2011 to 8.7% in the year ended December 31, 2012 and decreased to 7.6% in the year ended December 31, 2013.

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

Since 2009 when we started to produce polysilicon, we have sourced our virgin polysilicon feedstock from our in-house production. As we suspended our polysilicon production since the third quarter of 2012 due to the decreased market demand and depressed market prices of PV products, we have sourced our polysilicon feedstock from outside sources. As we gradually resume our polysilicon production in line with market conditions, we expect again to rely increasingly on our in-house supply of polysilicon feedstock to meet our solar-grade silicon needs. But we will continue to source polysilicon feedstock from the spot market or other sources from time to time depending on the price and our requirements. We have written agreements with some of our polysilicon feedstock suppliers. In addition, we have sourced significant amounts of polysilicon feedstock from suppliers in the spot markets without any prior written agreements. For the years ended December 31, 2011, 2012 and 2013, polysilicon feedstock comprised approximately 49.2%, 37.1% and 39.4% of our wafer costs of goods sold (excluding inventory write-downs and loss on firm purchase commitments), respectively.

From time to time, we may have to make prepayments to our virgin polysilicon and other production input suppliers in order to secure a stable supply of our virgin polysilicon feedstock and other materials. We make these prepayments without receiving any collateral. As of December 31, 2011, 2012 and 2013, our prepayments to such production input suppliers amounted to $39.3 million, $26.4 million and $30.7 million, respectively.

To the extent our in-house cell production cannot meet the demand of our module production, we purchase the short-fall from third parties for use in our module production. For the years ended December 31, 2011, 2012 and 2013, cells purchased from third parties comprised approximately 49.2%, 11.5% and 34.1% of our module cost of goods sold, respectively, and 19.8%, 3.3% and 7.8% of our total cost of goods sold. We purchase cells from cell manufacturers including Guangdong Aiko Solar Energy Technology Co., Ltd., Jilin Qingda New Energy Power Co., Ltd, and Jiangyin Hareon Solar Technology Co., Ltd.. Depending on our in-house cell production capacity and our in-house module capacity and requirements from time to time, we may continue to source cell supplies from third parties.

We use consumables in our production including slurry, sawing wires, crucibles and other materials. We source most of our consumables from suppliers in China, including Jiangxi Sinoma New Material Co., Ltd., or Jiangxi Sinoma, a Xinyu-based crucibles manufacturer, in which we own 33.5% of equity interest as of the date of this annual report.

Equipment

We source our key manufacturing equipment mostly from leading international and domestic manufacturers. GT Advanced Technologies Incorporated, formerly know as GT Solar, or GT Advanced Technologies, has provided most of our DSS furnaces, CVD reactors and STC thermal converters. JYT Technology has also provided some of our DSS furnaces. All of our DSS furnaces are equipped with safety kits that limit potential damage in the event of an accident. M.S.A. Apparatus Construction for Chemical Equipment Ltd. is a supplier of some of our CVD reactors and STC thermal converters. JYT Technology has provided all of our current monocrystalline pullers. Meyer Burger and Applied Materials have provided all of our squarers and wire saws. We have purchased our cell manufacturing equipment from Applied Materials and others. We have procured our principal hydrochlorination equipment from such manufacturers as Jiangsu Sunpower Technology Co., Ltd., Zhangjiagang Furui Special Equipment Co., Ltd. and others. We also purchase ancillary equipment from these and other manufacturers.

In an effort to reduce our overall costs, we closely monitor the development of the PV equipment manufacturing industry in China. To the extent such locally made equipment meets our quality requirements and also presents a significant pricing advantage to us, we will also selectively source our equipment locally.

Competition

The PV market is highly competitive and rapidly evolving. Over the years, the number of new entrants in the PV market has rapidly increased due to the growth of actual and forecasted demand for PV products, and existing PV companies have also engaged in aggressive expansion programs. The global financial crisis in 2008 and the overall global economic slowdown have, however, frustrated many such initiatives. Desperate for survival under such circumstances, PV companies have significantly increased their competitive pricing pressure for PV products, and caused a significant overall reduction of profit margin, with many players losing market share and/or their sustainability. We have also suffered tremendously during this difficult time, which resulted in our provisional liquidation, from which we are endeavoring to emerge on the successful completion of the restructuring of scheme creditor claims.

As a vertically integrated manufacturer of PV products, we compete with other integrated PV companies as well as with specialized manufacturers of polysilicon, solar wafers and modules, and developers of PV projects. In recent years, many technology companies, which have historically not manufactured PV products, have also been developing PV capabilities in-house. Some of our current and potential competitors may have a longer operating history, wider name recognition, greater resources, larger customer base, better access to low-cost raw materials and greater economies of scale than us.

We believe that the key competitive factors in the PV market include:

•	cost competitiveness and price;

•	product quality;

•	economies of scale;

•	advanced technology and manufacturing processes;

•	strong global distribution channels and customer relationships;

•	reputation for consistency and excellence; and

•	brand recognition.

Some companies have spent significant resources in the R&D of proprietary solar technologies that may eventually produce PV products at costs lower than those of ours without compromising product quality. For example, there are polysilicon producers that are developing silicon production technologies that may lead to significantly lower cost to produce solar-grade polysilicon of similar purity and quality as ours. There are also manufacturers who are developing or currently producing PV products based on thin-film PV materials, which require significantly less polysilicon to produce than our solar products. These alternative PV products may cost less than those based on multicrystalline or monocrystalline technologies while achieving the same or better level of conversion efficiency.

The PV industry in general also competes with other sources of renewable energy and conventional power generation.

Property

We both own and lease properties for our operations. When we state that we own certain properties in China, we own the relevant improvements with the underlying land use rights. In China, with very few exceptions, industrial land is owned by the state.

Owned property

We own the land use rights related to our production facilities, including our polysilicon, wafer, cell and module production facilities, located in Xinyu City and Nanchang City, Jiangxi Province, China. As of the date of this annual report, we own land use rights for a total site area of approximately 7,419,499 square meters for an original term of 50 years, renewable upon its expiration. As of the date of this annual report, we have obtained property ownership certificates relating to our plants in Xinyu City, Jiangxi Province, China with a gross floor area of approximately 918,213 square meters. We occupy our owned properties for purposes of production, R&D and as our headquarters office and employee living quarters.

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

Leased property

We currently have leasehold interests in the following real estate properties as our offices in various jurisdictions:

•	2,860 square feet of office space in Sunnyvale, California, leased from an independent third party, with its current lease term to expire in August 2015;

•	898 square feet of office space in Hong Kong leased from an independent third party, with its current lease term to expire in December 2014;

•	2,797 square feet of office space in Roseville, California, leased from an independent third party, with its current lease term to expire in July 2015;

•	195.9 square meters and 1,400 square meters of office space in Shanghai, China, leased from independent third parties, with their current lease term to expire in July 2014 and July 2019, respectively; and

•	170 square meters of office space in Shenzhen, China, leased from an independent third party, with its current lease term to expire in July 2016.

We also currently have the following leasehold interests in real estate properties as our factories, offices and dormitories in two cities in China:

•	We currently lease an aggregate of 18,423 square meters of factory space and office space in Nanchang City, Jiangxi Province, from an independent third party. Our lease expired in December 2011 and we are currently a tenant on a month-by-month basis. As of the date of this annual report, we have yet to receive the relevant property ownership certificates from the leasing party for these factory and office properties.

•	We currently lease an aggregate of 26,409 square meters of factory space in Suzhou City, Jiangsu Province, from an independent third party, with its current lease term to expire in December 2014.

Insurance

We maintain property insurance coverage on our facilities, production equipment and inventory in stock, which amounted to approximately $608.9 million as of December 31, 2013. We do not have insurance coverage on other assets of ours, such as products in transit, interruption of business or product liabilities. We consider our insurance coverage to be adequate to cover all normal risks associated with our operations in accordance with industry standards and practices in China.

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

We may experience accidents from time to time at our plants and facilities, as we have disclosed in “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company and Our Industry — Unexpected equipment failures or accidents, including any accidental release of hazardous gases or materials, may lead to production curtailments or shutdowns, personal injuries, even deaths or damage to properties” in this annual report. As the accident we experienced at our Xiacun Plant in July 2010, such accidents could result in serious bodily injuries to our employees and third-party contractors and the shut-down of our facilities. Our management has subsequently taken various remedial and precautionary measures in order to minimize the chance of occurrence of other or similar events in the future. The measures include reiterating the workplace safety guidelines in our employee’s manual and introducing additional safety-related best practices to heighten the safety awareness of our employees and to improve our workplace safety environment. We have also engaged an external advisory firm to perform procedures on our internal control over HSE affairs. As part of the ongoing internal control review process, we endeavor to further enhance our internal controls. We have also extended oversight over certain procedures handled by contractors, including their equipment safety certification and installation application. We also require our employees who operate special equipment to undergo the necessary training before they are allowed to operate such equipment. We conduct regular mandatory maintenance on our equipment to ensure proper and safe working conditions. Despite these measures, we will not be able to assure that accidents will not occur or will not result in serious bodily injuries and property damage. Any such event or disruption could have a material adverse effect on our business, results of operations, and financial condition.

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

Waste water. We chemically treat the various types of waste water to harmless levels before discharging it to our dedicated sewage network. We currently have nine on-site waste water treatment stations with an aggregate of 24,400-cubic-meter daily treatment capacity.

Exhaust fumes. We chemically treat the various types of exhaust fumes to harmless levels before discharging them into the atmosphere.

Noise. We have installed various shock-absorption and sound-reduction devices to lower the noise impact of our production on the environment and neighborhood.

We currently have a team of 86 personnel who are experienced and trained in HSE matters and are in charge of formulating and implementing our HSE measures, of whom 45 hold “Licenses for Safety Management in Hazardous Chemical Enterprises” and 12 are “State-Certified Safety Engineers.” The Chinese safety and environmental protection authorities regularly inspect our plants and facilities on both announced and unannounced bases, and we have not received any citations relating to HSE measures. As we have disclosed in “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company and Our Industry — Compliance with environmental and safety regulations is expensive, and noncompliance may result in adverse publicity and potentially significant monetary damages and fines or suspension of our business operations,” we cannot assure you that we will be able to comply with all applicable environmental protection and operational safety requirements, and obtain all of the required governmental approvals and permits that may be or may become applicable to us on a timely basis, or at all. The relevant governmental authorities may impose on us fines for any non-compliance, set deadlines for rectification, and order us to cease construction or production if we fail to comply with their requirements.

Regulatory Framework

This section sets forth a summary of the most significant regulations and requirements that affect our business activities in China or our shareholders’ right to receive dividends and other distributions from us.

Renewable energy law and government directives

In February 2005, China enacted its Renewable Energy Law, which became effective on January 1, 2006 and was amended on April 1, 2010. The Renewable Energy Law sets forth national policies to encourage and support the development and use of solar energy and other non-fossil fuel renewable energy and their on-grid application. It authorizes the relevant government authorities to set favorable prices for the purchase of electricity generated by solar and other renewable power generation systems.

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

In December 2010, the Ministry of Industry and Information Technology, NDRC and the Ministry of Environmental Protection jointly issued a circular entitled the Conditions of Entry to Polysilicon Industry to curb excessive capacity and redundant construction in the Chinese polysilicon industry. The circular was abolished and replaced by the Guideline for PV Manufacturing Industry in September 2013, which sets forth several requirements for PV manufacturing enterprises and projects regarding production capacity, product process, energy consumption, environment protection, and quality control. New polysilicon projects, extension projects and existing polysilicon projects must meet the requirements provided in the guideline.

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

Under the current regulatory regime in China, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with the Chinese accounting standards and regulations. After making up for any deficit in prior years pursuant to the Chinese laws, a wholly foreign-owned enterprise in China, such as Jiangxi LDK Solar, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, is required to set aside at least 10% of its after-tax profit calculated in accordance with the Chinese accounting standards and regulations each year as its statutory general reserves until the cumulative amount of such reserves reaches 50% of its registered capital. These reserves are not distributable as cash dividends. A wholly foreign-owned enterprise is also required to allocate a certain percentage of its after-tax profit calculated in accordance with the Chinese accounting standards and regulations each year as its employee welfare and bonus fund, and its board of directors has the discretion to determine the percentage of the after-tax profits for such employee welfare and bonus fund, which is likewise not distributable to its equity owners except in the event of a liquidation. A sino-foreign joint venture enterprise, such as LDK Nanchang, is required to set aside a certain percentage of its after-tax profit calculated in accordance with the Chinese accounting standards and regulations each year for its statutory general reserves, employee welfare and bonus fund and enterprise development fund in accordance with the requirements of relevant Chinese laws and its articles of associations. The board of directors of a sino-foreign joint venture enterprise has the discretion to determine the respective percentages of its after-tax profits for its statutory general reserves, employee welfare and bonus fund and enterprise development fund, which are not distributable to its equity owners except in the event of a liquidation.

C.	ORGANIZATIONAL STRUCTURE

The following chart sets forth our simplified corporate structure as of the date of this annual report:

In the ordinary course of our solar farm project development business, we have established, and may continue to establish, from time to time, jointly controlled entities, project partnerships or subsidiary companies in and outside China for the purpose of developing and selling these projects. We intend to sell these projects by disposing of our interests in these joint ventures, partnerships or subsidiary companies to third parties.

Currently, Mr. Peng, our founder and former chairman, beneficially owns approximately 24.7% of our outstanding share capital; Mr. Kin-Ming Cheng beneficially owns approximately 21.6% of our outstanding share capital; and HRX owns approximately 13.0% of our outstanding share capital, each as of the date of this annual report.

D.	PROPERTY, PLANTS AND EQUIPMENT

For information regarding our material property, plant and equipment, see “— B. Business Overview — Suppliers — Equipment” and “— Property” in this annual report.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Item 3. Key Information — A. Selected Financial and Operating Data” and our audited consolidated financial statements included in this annual report beginning on page F-1. The following discussion and analysis contain forward-looking statements that involve risks and uncertainties. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report.

Overview

We are a leading vertically integrated manufacturer of PV products. While our historical strength was in the solar wafer business, we have expanded our business to meet the PV industry’s requirements for polysilicon, wafers, cells, modules, systems, power projects and solutions. While we continue our vertical integration of our PV product value chain to the extent feasible, our revenue also includes significant portions of sales of our solar wafers, modules and polysilicon.

The PV market is highly competitive and volatile. Currently, China’s major solar manufacturers, including us, substantially rely on both exports and domestic demand. The reduced market demand for PV products in these markets has resulted in substantial oversupply. In addition, we and many of our competitors engaged in aggressive expansion programs during the past several years. As a result, competition has increased and the industry has experienced price reductions, which have materially and adversely affected our business operations and financial condition. Due to limited customer orders and depressed market prices with the global economic slowdown, we have substantially reduced our production volumes and have suspended the operations of certain of our plants. We are currently in provisional liquidation under the laws of the Cayman Islands, and the restructuring transactions as contemplated in the provisional liquidation are yet to be completed to allow us to continue our ordinary course of business as a going concern.

Polysilicon. We commenced production and sale of polysilicon in the third quarter of 2009. As of December 31, 2013 and September 30, 2014, we had an aggregate installed annualized polysilicon production capacity of approximately 19,200 MT. All of the polysilicon we currently produce is solar-grade. We consume a significant portion of our polysilicon output in our wafer production. For the years ended December 31, 2011 and 2012, we produced approximately 10,455 MT and 2,520 MT of polysilicon, respectively, and consumed approximately 82.8% and 69.6%, respectively, of our total polysilicon production, with the rest sold to independent third-party customers. We suspended our polysilicon production since the third quarter of 2012 primarily due to the decreased market demand and depressed market prices of PV products until July 2014 when we restarted one of the three production lines at our Mahong Plant with the existing STC thermal converters. We also test-ran our hydrochlorination facilities installed on such polysilicon production line at Mahong Plant in September 2014 and endeavor to resume our polysilicon operation in Mahong Plant toward the end of 2014. Due to the decrease in estimated future market price for solar-grade polysilicon, the operation of the Xiacun Plant remained suspended and the highly uncertainty of its future service potential has caused us to constructively abandon the Xiacun Plant.

Solar Wafers. We produce multicrystalline and monocrystalline solar wafers and sell them globally to manufacturers of solar cells and solar modules. We also provide wafering services, producing wafers for customers who provide polysilicon materials to us. As of December 31, 2013 and September 30, 2014, we had an annualized solar wafer production capacity of approximately 4.8 GW. For the years ended December 31, 2011, 2012 and 2013, we produced approximately 2.2 GW, 1.0 GW and 1.4 GW of solar wafers, respectively, and consumed approximately 29.5%, 10.1% and 3.8%, respectively, of our total solar wafer production in our in-house production of solar cells, with the rest sold to independent third-party customers. For the nine months ended September 30, 2014, we produced approximately 1.4 GW of solar wafers and did not consume any such solar wafer production in our in-house production of solar cells, with all of it sold to independent third-party customers. Although our solar wafer production has remained on-going, we substantially reduced our solar wafer production volume since the third quarter of 2012, primarily due to the decreased market demand and depressed market prices of PV products. We have gradually increased our wafer production in 2013. However, the decrease in estimated future market price for wafers and over-capacity in certain of our production facilities have raised highly uncertainty of the future service potential and caused us to constructively abandon certain production machinery and equipment, facilities and uncompleted production plants related to our wafer business.

Solar Cells. We commenced solar cell production in the third quarter of 2010. As of December 31, 2013 and September 30, 2014, we had an annualized solar cell production capacity of approximately 0.3 GW. For the years ended December 31, 2011, 2012 and 2013, we produced approximately 590.0 MW, 162.1 MW, 80.6 MW of solar cells, respectively, and consumed approximately 100.0%, 43.4% and 100.0%, respectively, of our total solar cell production in our in-house production of solar modules, with the rest sold to independent third-party customers. For the nine months ended September 30, 2014, we produced approximately 109.5 MW of solar cells and consumed approximately 77.7% of our total solar cell production in our in-house production of solar modules, with the rest sold to independent third-party customers. Our in-house made solar cells constituted approximately 38.5% of our production requirements in our in-house production of solar modules during the three years ended December 31, 2013, and we had to outsource the remainder requirements from third party suppliers. Although our solar cell production has remained on-going, we have substantially reduced our solar cell production volume since the third quarter of 2012 primarily due to decreased market demand and the depressed market prices of PV products. We also disposed in April 2013 of our solar cell facilities in Hefei, Anhui Province.

Solar Modules. We commenced solar module production in 2010, and we also provide solar module processing services to customers. As of December 31, 2013 and September 30, 2014, we had an annualized solar module production capacity of approximately 1.4 GW. For the years ended December 31, 2011, 2012 and 2013, we produced approximately 840.0 MW, 191.6 MW and 261.6 MW of solar modules, respectively, and consumed approximately 9.0%, 13.2% and 9.5%, respectively, of our total solar module production in our solar farm projects, with the rest sold to independent third-party customers. For the nine months ended September 30, 2014, we produced approximately 159.2 MW of solar modules and consumed approximately 27.3% of our total solar module production in our solar farm projects, with the rest sold to independent third-party customers. Although our solar module production has remained on-going, we substantially reduced our solar module production volume since the third quarter of 2012 primarily due to decreased market demand and the depressed market prices of PV products. We also disposed in April 2013 of our solar module facilities in Hefei, Anhui Province.

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

Our production facilities are primarily located in Xinyu City, Jiangxi Province, with our cell and module production facilities in Nanchang City, Jiangxi Province, and Suzhou City, Jiangsu Province, China.

Our principal PV product customers, in terms of net sales for the year ended December 31, 2013, include Brics Solar, Gintech, Solartech, Datang and Changzhou SFPV.

Key Factors Affecting Our Results of Operations

The following are key factors that affect our financial condition and results of operations. They are important for understanding our business:

•	ability to complete and perform the restructuring transactions as contemplated in our provisional liquidation;

•	ability to seek additional financing for our operations and to execute our liquidity plan;

•	demand for our PV products, including government incentives to promote the usage of solar energy;

•	the pricing of our PV products;

•	mix of our PV products;

•	our manufacturing and raw material costs;

•	our production capacity and its utilization;

•	threat and/or imposition of international trade sanctions; and

•	ability to complete the restructuring of our onshore China liabilities.

Ability to complete and perform the restructuring transactions in our provisional liquidation

We are currently in provisional liquidation under the laws of the Cayman Islands. Although we have obtained the requisite votes approving our overall offshore restructuring from the relevant scheme creditors, the restructuring transactions contemplated under the provisional liquidation are still subject to a number of conditions, such as sanction of the Cayman Islands scheme of arrangement by the Cayman court, sanction of the Hong Kong scheme of arrangement by the Hong Kong court, confirmation by the U.S. Bankruptcy Court of the prepackaged plan of our U.S. subsidiary guarantors of our 2014 senior notes, recognition under Chapter 15 of the U.S. Bankruptcy Code of our schemes of arrangement, defeat or frustration of any potential challenges by creditors against our schemes of arrangement, and completion of the restructuring transactions contemplated in the provisional liquidation. If we are not able to complete and implement the restructuring transactions under our schemes of arrangement in accordance with their terms, and if we are not able to find a viable alternative restructuring proposal, our scheme companies, including LDK Solar, LDK Silicon and LDK Silicon Hong Kong, will be placed into an official liquidation under the Cayman Islands law and the Hong Kong law, respectively, and we will not be able to continue as a going concern and will more likely than not enter into bankruptcy and liquidation as a result. This is likely to lead to the liquidation of our onshore China subsidiaries and/or enforcement by our onshore creditors.

Ability to seek additional financing for our operations and to execute our liquidity plan

We had a working capital deficit (being our total consolidated current liabilities exceeding our total consolidated current assets) of $2,099.4 million, $3,145.0 million and $4,468.9 million as of December 31, 2011, 2012 and 2013. We also had a deficit in total equity of $502.8 million and $2,102.4 million as of December 31, 2012 and 2013. We incurred a net loss of $1,052.1 million and $1,637.2 million in 2012 and 2013, respectively.

As of December 31, 2013, our total liabilities amounted to $5,149.5 million, including outstanding short-term borrowings (including current potion of long-term borrowings) of $2,525.4 million and nil outstanding long-term borrowings (excluding current potion); and our total cash and cash equivalents amounted to $30.0 million. In light of the deteriorating market conditions for the PV industry coupled with the global economic slowdown, it is critical for us to be able to access additional financing for our continuing operations and to execute our liquidity plan as more fully described in “— B. Liquidity and Capital Resources — Working Capital Deficit” in this annual report, in addition to completing the provisional liquidation described above. If we fail to successfully execute this liquidity plan or if the plan fails to adequately satisfy our liquidity requirements as we expect, we may not be able to continue as a going concern.

Subsequent to December 31, 2013 and up to September 30, 2014, we successfully negotiated with banks and financial institutions in China to renew our short-term borrowings in the aggregate principal amount of $1,565.3 million, representing approximately 99.7% of our total outstanding short-term indebtedness that fell due during the period from January 1, 2014 to September 30, 2014. The remaining total short-term indebtedness of approximately $4.7 million was either renegotiated for an extension or repaid in cash. As the terms of our short-term indebtedness range from a period of a few months to 12 months, we are engaged in ongoing discussions with our banks and financial institutions to continue to renew or extend our short-term indebtedness as such indebtedness becomes due.

Demand for our PV products

Our business and revenue growth are, in part, a function of the market demand for our PV products. The PV market remains at a relatively early stage of development and it is uncertain whether solar energy will be widely adopted. Demand for PV products has grown significantly over the past decade, although the global solar power industry experienced a significant volatility in demand and a significant surplus in supply since the global financial crisis in 2008 and the rapid slide in petroleum and natural gas prices, which rendered solar energy less cost competitive and less attractive as an alternative source of energy. The solar market has since remained uncertain and volatile calling into question the sustainability of the PV market and the market demand for our products.

Demand for PV products is driven, in part, by government incentives that make the economic cost of solar power competitive compared to that of traditional forms of electricity generation. To the extent that government incentives decrease, demand for our PV products and our sales and profits may be harmed. Historically, government incentives in certain jurisdictions, including various European countries, have represented an important factor in the market demand for PV products. However, many of these countries have reduced, and are expected to further reduce, such government incentives. Reductions in government incentives, especially those in our target markets, could cause demand for our products and our revenues to decline, and have a material adverse effect on our business, financial condition, results of operations and prospects.

Pricing of our PV products

PV products, including polysilicon, wafers, cells and modules, systems and solutions, are priced based on a variety of factors, including our costs, global PV market prices, supply and demand conditions, and the terms of our customer contracts. We price our PV products on a per-piece and per-watt basis. Prices for PV products that we price on a per-watt basis have fluctuated significantly. While sale prices for PV products are immediately affected by market prices, the costs of our PV products typically do not adjust with the same immediacy; and therefore any sudden drop in PV products sale prices will inevitably affect our gross margin. We expect prices for PV products to remain depressed for as long as the global economic slowdown continues. If we are unable to lower our costs in line with the depressed pricing environment, whether through more cost-effective manufacturing of feedstock, larger ingots or thinner wafers, or through technological advances, our profitability and financial condition would be adversely affected.

Mix of our PV products

As a vertically integrated manufacturer of PV products, we sell polysilicon, wafer, module and PV projects to the market, to the extent we do not consume internally in the production of down-stream PV products. While polysilicon cost represents a significant portion of our wafer manufacturing costs and we endeavor to leverage our in-house polysilicon supply to further optimize our wafer cost structure, we have sold, and may continue to sell, polysilicon directly to third-party customers to the extent commercially sensible rather than consuming all of it in-house. In such endeavors, we compete with other polysilicon manufacturers, and we had to suspend our polysilicon production since the third quarter of 2012 until July 2014 largely due to our inability to further lower our polysilicon cost base as compared to our competition. We also offer wafer and module processing services to our customers who provide us with polysilicon and cells, respectively. We consume substantially all of our cells internally in our production of modules for, and sale of modules to, third-party customers, although we disposed of a significant portion of our solar cell and module production capacity in Hefei City of Anhui Province in 2013 due to weak market demand for PV products. With our solar farm business, our revenues and margins will also be affected since we can only recognize revenues from solar farm projects once the project is sold or when certain criteria have been met. We also offer related EPC services which carry significantly lower gross margins compared to our historical performance. As the product mix changes, our revenues, gross margins and operating margins may change.

Our manufacturing and raw material costs

Our cost of goods sold consists primarily of the costs of polysilicon feedstock, consumables, materials for cells, modules and projects, other manufacturing costs and depreciation. Historically, polysilicon costs represented the majority of our overall cost of goods sold. For the years ended December 31, 2011, 2012 and 2013, our costs of polysilicon feedstock consumed for our wafer production accounted for approximately 49.2%, 37.1% and 38.7%, respectively, of our wafer cost of goods sold (excluding inventory write-downs and loss on firm purchase commitments). Although we meant to develop our in-house polysilicon production capability to reduce our overall manufacturing costs, global polysilicon price has dropped so significantly over the years that our original intention has been partially frustrated, as we have additionally disclosed in “Item 3. Key Information — D. Risk Factors — Risks Relating to Business Operations in China — Global supply of PV products may continue to exceed demand, which could cause prices for our products to remain depressed or decline, and we may develop excess production capacity and excess inventory” in this annual report. We also procure external cells for our production of solar modules which contributed to our costs of goods sold. Although we endeavor to reduce our manufacturing costs, through increased production scale, improved production yield, using automatic sorting equipment to reduce wafer breakage, and more skilled manufacturing personnel following their initial learning curve, there still exists much for us to improve in light of the competitive pricing pressure in the market. Effective cost-reduction measures in our polysilicon, wafers, cells and modules production have become critical to our financial condition and results of operations. If we fail to continue to reduce our manufacturing costs, our profitability and competitiveness will be adversely affected.

Our production capacity and its utilization

Demand for our PV products has fluctuated widely over the years, and has remained lukewarm since the global financial crisis in 2008 coupled with the subsequent global economic slowdown. Although we have reduced our expansion plan, suspended our polysilicon production since the third quarter of 2012, and substantially reduced our solar wafer, cell and module production volume since the third quarter of 2012, including disposing of solar cell and module production base in Hefei City of Anhui Province, each in light of the global economic slowdown over the past years, there still exists an excess in the overall PV production capacity globally, and especially in China. Under such uncertain and unstable market conditions for PV products, if we fail or encounter significant impediments in our efforts to match our production capacity with market demand for our products, or if the global economic conditions remain depressed or experience any further downturn and we fail to successfully utilize our manufacturing capacity, we will either be unable to increase our sales and profits and capture additional market share, or unable to generate revenue, profit and cash flow from our substantial capital expenditures and be faced with excess production capacities, and our financial condition and results of operations will be adversely affected.

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

Ability to complete the restructuring of our onshore China liabilities

We have substantial existing indebtedness and may have to incur significantly more indebtedness in the future to support our operations. A substantial portion of our indebtedness resides in China as incurred by our operating subsidiaries in China. In addition to the completion of our provisional liquidation, we will need to engage our creditors in China in an effort to restructure our onshore China liabilities. The success or failure of such capital restructuring in China will materially impact our prospects, financial condition, results of operations and the uncertainties of our going-concern in the foreseeable future.

Net Sales

We derive revenue primarily from the sale of our PV products, provision of related services and EPC services. We sell our wafers to cell and module producers, and we sell our modules to developers, distributors and system integrators. We provide processing services to customers who supply silicon materials and/or multicrystalline or monocrystalline ingots to us for processing into wafers. In addition, we sell polysilicon and silicon materials, which include ingots as well as silicon scraps. We also provide EPC services to solar farm projects in China, Europe and the U.S. The revenue from sale of wafers also includes the contract cancellation revenue from termination of certain wafer supply agreements. For the years ended December 31, 2011, 2012 and 2013, approximately 49.1%, 40.0% and 55.3%, respectively, of our net sales were generated from sales of wafers. Sales of modules accounted for 33.4%, 32.0% and 25.7%, respectively, of our net sales during the years ended December 31, 2011, 2012 and 2013. Revenue from processing services and silicon materials accounted for 1.3%, 0.1% and nil, respectively, of our net sales during the year ended December 31, 2011, 2012 and 2013. For the years ended December 31, 2011, 2012 and 2013, revenue from EPC services accounted for approximately 2.4%, 8.5% and 7.1%, respectively, of our total net sales. We expect that sales of solar wafers will continue to account for a significant portion of our net sales for the foreseeable future. We also expect our solar farm projects and related EPC business to remain stable as a proportion of our net sales as we continue to develop our solar farm projects to the extent market conditions permit.

During the years ended December 31, 2011, 2012 and 2013, our net sales by product or service were as follows:

	Year Ended December 31,
	2011		2012		2013
Product/Service	Net Sales	% of Total	Net Sales	% of Total	Net Sales	% of Total
	(In millions)		(In millions)		(In millions)
Wafers	$1,059.1	49.1%	$344.8	40.0%	$331.0	55.3%
Including contract cancellation revenue	27.8	1.3	92.2	10.7	11.2	1.9
Modules	720.9	33.4	276.2	32.0	153.7	25.7
Processing of PV products for others	27.6	1.3	1.1	0.1	—	—
Silicon and other materials	239.9	11.1	93.2	10.8	36.0	6.0
EPC services	52.9	2.4	73.5	8.5	42.6	7.1
Others	57.4	2.7	74.1	8.6	34.9	5.9

Total net sales	$2,157.8	100.0%	$862.9	100.0%	$598.2	100.0%

Our net sales are affected by our unit sales volume, average selling prices and product mix. We currently make most of our sales to customers through non-exclusive, short-term purchase order arrangements. Increased sales on a long-term contract rather than spot market basis are likely to lead to a reduction in average selling prices. We have entered into long-term sales arrangements with some of our major customers, including HYUNDAI Heavy Industry Co., Ltd., Neo Solar Power Corporation, or NEO. Pursuant to these arrangements we have committed to supply each of them with specific quantities of wafers over the next few years, with some subject to periodic negotiations on prices. For the years ended December 31, 2011, 2012 and 2013, our top five customers accounted for 20.3%, 22.8% and 21.8%, respectively, of our net sales; with Jiangxi Risun and Gintech contributing approximately 5.5% and 4.5%, respectively, of our net sales for the year ended December 31, 2011, Sumitomo and Photovoltech contributing approximately 7.5% and 5.9%, respectively, of our net sales for the year ended December 31, 2012, and Brics Solar and Gintech contributing approximately 5.9% and 4.6%, respectively, of our net sales for the year ended December 31, 2013.

We currently have four geographic markets where our customers are located:

•	Europe;

•	China;

•	Asia Pacific excluding China; and

•	North America.

During the years ended December 31, 2011, 2012 and 2013, our net sales generated from these geographic regions were as follows:

	Year Ended December 31,
	2011		2012		2013
Geographic Region	Net Sales	% of Total	Net Sales	% of Total	Net Sales	% of Total
	(In thousands)		(In thousands)		(In thousands)
Europe	$619,531	28.7%	$290,671	33.7%	$99,043	16.6%
China	833,387	38.6	275,625	31.9	292,694	48.9
Asia Pacific excluding China	571,325	26.5	221,940	25.7	161,254	27.0
North America	133,570	6.2	74,646	8.7	45,255	7.5

Net sales	$2,157,813	100.0%	$862,882	100.0%	$598,246	100.0%

We determine the geographical market of our net sales based on the immediate destination of our goods shipped. We will periodically adjust our geographic market classification on the basis of our sales as our management determines from time to time to be appropriate in reflecting our operations.

Cost of Goods Sold

Our cost of goods sold consists primarily of:

•	feedstock for manufacturing polysilicon, including metallurgical-grade silicon feedstock and chemicals;

•	polysilicon feedstock, including solar-grade virgin polysilicon, polysilicon ingots, polysilicon powder, scraps, recyclable polysilicon and various feedstock for polysilicon production (with the costs determined using the weighted average method);

•	materials for manufacturing wafers, including slurry, crucibles, sawing wires, packaging materials and other auxiliary materials;

•	materials for manufacturing cells and modules;

•	cells purchased from third parties;

•	materials for solar farm projects;

•	depreciation and amortization of property, plant, equipment and land use rights;

•	factory overhead, including maintenance of production equipment and other support expenses associated with the manufacturing of our solar wafers, modules and ingots;

•	utilities, net of government subsidies;

•	direct labor, including salaries and benefits of personnel directly involved in manufacturing activities;

•	share-based compensation attributable to our manufacturing personnel;

•	provisions for inventory write-downs due to product defects or decline in market prices for our inventories;

•	provisions for losses on firm purchase commitments; and

•	warranty expenses related to our solar module business.

During the years ended December 31, 2011, 2012 and 2013, our cost of goods sold by product or service was as follows:

	Year Ended December 31,
	2011		2012		2013
Product/Service	Cost of Goods Sold	% of Total	Cost of Goods Sold	% of Total	Cost of Goods Sold	% of Total
	(In millions)		(In millions)		(In millions)
Wafers	$983.2	44.8%	$463.6	38.1%	$359.0	43.5%
Modules	885.9	40.3	353.4	29.1	187.8	22.8
Processing of PV products on behalf of others	21.7	1.0	1.1	0.1	—	—
Silicon and other materials	209.2	9.5	251.0	20.7	187.7	22.8
EPC services	47.1	2.1	66.2	5.4	45.4	5.5
Others	50.4	2.3	80.2	6.6	44.7	5.4

Total cost of goods sold	$2,197.5	100.0%	$1,215.5	100.0%	$824.6	100.0%

Depreciation and amortization of property, plant and equipment and land use rights will also constitute a significant part of our cost of goods sold.

Operating Expenses

Our operating expenses include selling expenses, general and administrative expenses, R&D expenses, loss for write-down of assets held for sale to fair value less cost to sell, impairment loss on intangible assets and impairment loss on property, plant and equipment. We expect our operating expenses to decrease as we have been endeavoring to right-size our production output and operating activities in order to build a sustainable capacity with a responsive scale to match our customers’ demand. We have also established a plan to control and reduce our operating expenses on an on-going basis.

Selling expenses

Selling expenses consist primarily of salaries and benefits for sales personnel, including share-based compensation attributable to our sales personnel, transportation costs and marketing expenses.

General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for our administrative and management personnel, consulting and professional service fees, insurance premiums, travel and related costs of our administrative and management personnel, and costs of maintaining our information technology systems. General and administrative expenses also include the share-based compensation attributable to our directors, administrative and management personnel and service providers and in 2011, 2012 and 2013, included provisions for doubtful recoveries of accounts receivable and prepayments to our suppliers. In 2013, general and administrative expenses included provisions for doubtful recoveries of accounts receivable and prepayments to our suppliers and other assets. We expect our general and administrative expenses to decrease as we have been right-sizing our operating activities and have established a plan to control and reduce our operating expenses on an on-going basis.

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

Loss for write-down of assets held for sale to fair value less cost to sell

Loss for write-down of assets held for sales to fair value less cost to sell related to the assets classified as held for sale of LDK Hefei.

Impairment loss on intangible assets

Impairment loss on intangible assets represents an impairment loss related to trademarks and customer relationships, the estimated fair value of which we determined to be less than the carrying value.

Impairment loss on property, plant and equipment

Impairment loss on property, plant and equipment primarily represents impairment loss provided on certain production machinery and equipment, facilities and uncompleted production plants that have been constructively abandoned because no future service potential exists.

Share-based Compensation Expenses

For the years ended December 31, 2011, 2012 and 2013, we recorded share-based compensation expenses of approximately $9,927,000, $8,904,000 and $7,470,000, respectively. We allocated these share-based compensation expenses for the years ended December 31, 2011, 2012 and 2013 as follows:

•	approximately $1,881,000, $1,323,000 and $1,531,000, respectively, to our cost of goods sold;

•	approximately $126,000, $189,000 and $197,000, respectively, to our selling expenses;

•	approximately $7,260,000, $6,669,000 and $4,915,000, respectively, to our general and administrative expenses; and

•	approximately $660,000, $723,000 and $827,000, respectively, to our R&D expenses.

We made the above allocations on the basis of the job functions of grantees to whom we granted the stock options. As of December 31, 2011, 2012 and 2013, there was unrecognized compensation cost in the aggregate of $29.6 million, $25.6 million and $17.1 million, respectively, relating to non-vested stock options. We expect to recognize this stock option compensation cost over the remaining vesting period of the related options. We will incur additional share-based compensation expenses in 2014 and future periods due to amortization of the unrecognized cost as of December 31, 2013 as well as any additional stock option grants after December 31, 2013.

Other Income and Expenses

Our other income and expenses consist mainly of interest income, interest expense, net foreign currency exchange gain/(loss), equity in income (loss) for associates and a jointly-controlled entity, government subsidies and gain on restructuring of payables.

Interest income or expense

Our interest income represents interests on our cash balances.

Our interest expense consists primarily of interest expenses with respect to our short-term and long-term borrowings from banks, tradable debt securities, and amortization of debt issuance costs and debt discount, less interest expenses capitalized to the extent they relate to our capital expenditures. Our interest income and expense also include our gain or loss on interest rate swap contracts. We have entered into two interest rate swap contracts in 2011.

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

Under the Chinese tax law, dividend payments to foreign investors made by foreign-invested enterprises such as our Chinese subsidiaries, Jiangxi LDK Solar, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty or agreement with China that provides for a different withholding arrangement. The Cayman Islands, where we are incorporated, does not have such a tax treaty or agreement with China. In addition, under the EIT Law, enterprises established under the laws of jurisdictions outside China with their “de facto management bodies” located within China may be considered Chinese resident enterprises and therefore subject to Chinese enterprise income tax at the rate of 25% as to their worldwide income. Under the implementation regulations issued by the State Council relating to the new tax law, “de facto management body” is defined as the body that has material and overall management control over the business, personnel, accounts and properties of an enterprise. In April 2009, the Chinese State Administration of Taxation promulgated a circular to clarify the definition of “de facto management body” for enterprises incorporated overseas with controlling shareholders being Chinese enterprises. Therefore, it remains unclear how the tax authorities will treat an overseas enterprise invested or controlled by another overseas enterprise and ultimately controlled by Chinese individual residents as is in our case. We are currently not treated as a Chinese resident enterprise by the relevant tax authorities. Since substantially all of our management is currently based in China and may remain in China in the future, we may be considered a “resident enterprise” for the Chinese tax purposes, in which case, we will be subject to the uniform 25% enterprise income tax as to our global income.

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

We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our consolidated financial statements:

Our ability to continue as a going concern

When assessing our ability to continue as a going concern, our management must make judgments and estimates about various aspects of our business, including the following:

•	the likelihood for us to emerge from the provisional liquidation under the Cayman Islands law and to complete the restructuring transactions contemplated under the provisional liquidation;

•	plans to raise new funds, restructure our debt and reorganize our capital structure;

•	the timing and amount of cash flow from operating activities;

•	the marketability of assets to be disposed of and the timing and amount of related cash proceeds to be used to repay our indebtedness;

•	plans to reduce and delay our expenditures;

•	our ability to comply with the various debt covenants; and

•	the present and future regulatory, business, credit and competitive environment in which we operate.

These factors individually and collectively will have a significant effect on our financial condition and results of operations and on our ability to generate sufficient cash to repay our indebtedness as it becomes due.

Depreciation and amortization

Our long-lived assets include property, plant and equipment, and land use rights. We amortize our long-lived assets using the straight-line method over the estimated useful lives of the assets, taking into account the assets’ estimated residual values. We estimate the useful lives and residual values at the time we acquire the assets based on our management’s knowledge of the useful lives of similar assets and replacement costs of similar assets having been used for the same useful lives respectively in the market, and taking into account anticipated technological or other changes. On this basis, we have estimated the useful lives of our buildings to be within a range between 20 to 33 years, our plants and machinery to be 10 to 15 years, our furniture and office equipment to be five years and our motor vehicles to be six years. For land use rights, we amortize them over their estimated useful lives of 49.5 to 50 years. We review the estimated useful life and residual value for each of our long-lived assets on a regular basis. If technological changes are to occur more rapidly than anticipated, we may shorten the useful lives or lower the residual value assigned to these assets, which will result in the recognition of increased depreciation and amortization expense in future periods.

Impairment of long-lived assets

We evaluate our long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable, such as change of business plan, obsolescence, and continuous operating or cash flow losses associated with the use of a long-lived asset or group of assets. We assess recoverability of assets by comparing the carrying amount of an asset or group of assets to the estimated undiscounted future cash flow expected to be generated by the asset or asset group. In determining estimates of future cash flow, we have to exercise significant judgment in terms of projection of future cash flow and assumptions including average selling prices, shipments and gross profit margin. If the carrying amount of an asset or asset group exceeds its estimated future undiscounted cash flow, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds its fair value. We estimate the fair value of an asset or asset group based on the best information available, including prices for similar assets and, in the absence of observable market prices, the result of using a present value technique to estimate the fair value of the asset.

For the year ended December 31, 2013, we recorded an impairment loss of $756 million on property plant and equipment, including $144 million for buildings, $356 million for plant and machinery and $256 million for construction in progress. The facts and circumstances leading to the impairment were primarily due to the decrease in the estimated future selling price of our products combined with technological changes in certain machinery and equipment, and overcapacity in certain production facilities. These factors caused us to constructively abandon these production machinery and equipment and facilities and uncompleted production plants since no future service potential exists for these assets. The method for determining fair value of these assets was primarily estimated market prices.

Realization of inventory

Our inventories are stated at the lower of cost or market. Market value does not exceed the net realizable value of the inventory, which is the estimated selling price of our inventory in the ordinary course of business, less reasonably predicable costs of completion and disposal. We routinely evaluate the net realizable value of our inventories in light of market conditions and recognize inventory write-downs when considered necessary. The evaluation takes into consideration a number of factors including historical and forecasted consumption of our raw materials, our sales contracts for finished goods on hand, marketability of our inventories, anticipated change in market selling price, risk of obsolescence of our inventories due to change in technology or change in physical properties over time and other factors. Also, the price of polysilicon materials is subject to fluctuation based on global supply and demand, which may have an impact on our ability to recover our inventories costs. During the years ended December 31, 2011, 2012 and 2013, total inventory write-downs were $305.2 million, $180.9 million and $70.7 million, respectively. Our inventory write-downs during these years were to adjust the carrying value of certain inventories to market values to take into account the rapid market selling price decline for PV products. Such write-downs negatively impacted our gross profit (loss) and income (loss) from operations. There have been no significant recoveries in inventories beyond amounts that were previously written down.

Firm purchase commitments

Prior to 2009, due to an industry-wide shortage of high purity polysilicon coupled with a growing demand for PV modules, in order to ensure the adequate supply of polysilicon amid increasing polysilicon prices, we entered into several fixed price supply contracts under which the polysilicon feedstock would be supplied to us from 2009 to 2016. However, since 2009, the polysilicon price has decreased significantly as a result of increased polysilicon manufacturing capacity and the pressure from the decreasing average selling price of PV products. As a result, we recognized provisions for loss on firm purchase commitments of $27.6 million, $10.7 million and $(0.8) million under these fixed price polysilicon supply contracts for the years ended December 31, 2011, 2012 and 2013, respectively. The provision was determined by applying the lower of cost or market, a methodology similar to that used with respect to inventory. Given the uncertainty of future polysilicon prices, this loss may or may not be recovered and further losses on the write-down of any outstanding purchase commitments may be recorded in future periods.

Provision for doubtful recoveries on prepayment to suppliers

We make short-term and long-term prepayments to our suppliers of raw materials and equipment from time to time in order to secure stable supply of polysilicon feedstock and production equipment. Consistent with industry practices, we make such prepayments without any collateral. We continuously make assessments on the creditworthiness of these suppliers, primarily based on their historical track records to honor their contractual commitments to us. If there is any indication that the creditworthiness of a supplier is deteriorating, as evidenced by the supplier’s failure to deliver to us the ordered polysilicon feedstock or equipment and repay our prepayments in accordance with the terms of our contract, we will assess and determine the amount of provision for doubtful recoveries required on the prepayments we made with reference to any available internal and external information in respect of financial condition of that supplier. Based on such assessment, we made provision for doubtful recoveries totaling $66.2 million, $8.4 million and $3.2 million, respectively, during the years ended December 31, 2011, 2012 and 2013 against the prepayments we made to certain suppliers.

Loss on write down of assets held for sale

Due to the critical market challenges, we may from time to time determine to sell or dispose of our assets or subsidiaries in our non-core business. Non-current assets or subsidiaries for disposal are classified as held for sale when their carrying amount will principally be recovered through a sales transaction rather than through continued use and a sales transaction is highly probable. Assets held for sale are recorded at the lower of carrying value and fair value less cost to sell and classified as current assets. A loss will be recognized for any initial or subsequent write-down to fair-value less cost to sell. In April 2013, we sold all our equity interest in LDK Hefei to third-party investors. We determined that the carrying value of assets classified as held for sale was lower than its fair value less cost to sell. Therefore, a loss was recognized for write-down to fair value less cost to sell, amounting to $74.2 million for the year ended December 31, 2012.

Share-based compensation

We adopted our 2006 stock incentive plan in July 2006 and our 2013 stock incentive plan in July 2013. We have outstanding options granted to our officers, directors and employees to purchase an aggregate of 9,053,250 shares as of the date of this annual report. For a description of our stock options granted, including the exercise prices and vesting periods, see “Item 6. Directors, Senior Management and Employees — E. Share Ownership — Stock Incentive Plans” in this annual report. We recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. A fair value-based method is used for measuring the compensation expense related to share-based compensation. Our stock option compensation charges may change based on changes in our actual forfeitures. We record compensation expense for the fair value of the options at the grant date. We then amortize share-based compensation expenses over the vesting periods of the related options. The fair value of the shares underlying the options we have granted has been based on the closing price of our ADSs for the trading day prior to the respective grant dates.

Recently Issued Accounting Standards

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward exists. ASU 2013-11 requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. The new standard is to be applied prospectively but retrospective application is permitted. We will adopt the provisions of ASU 2013-11 as of January 1, 2015. The adoption of this standard is not expected to have a material impact on our consolidated financial statements or related disclosure.

In May 2014, the FASB issued ASU No. 2014-09 regarding ASC Topic No. 606, Revenue from Contracts with Customers. The standard provides principles for recognizing revenue for the transfer of promised goods or services to customers with the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for us in the first quarter of fiscal 2018 using either of two methods: (i) retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within the guidance; or (ii) retrospective with the cumulative effect of initially applying the guidance recognized at the date of initial application and proving certain additional disclosures as defined per the guidance. Early adoption is not permitted. We are currently evaluating the accounting, transition and disclosure requirements of the standard and cannot currently estimate the financial impact of adoption.

In August 2014, FASB issued Accounting Standards Update (ASU) No. 2014-15, Presentation of Financial Statements — Going Concern; Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The amendments in this update provide guidance in GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. In doing so, the amendments should reduce diversity in the timing and content of footnote disclosures. The guidance is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early adoption is permitted but not required.

Segments Operations

Since 2011, we have two reportable operating segments:

•	Polysilicon segment, which involves the production and sales of polysilicon; and

•	Other PV products segment, which involves the manufacture and sales of monocrystalline and multicrystalline solar wafers, manufacture and sales of PV cells and PV modules and processing services, and the development of power plant projects.

The two segments are evaluated regularly by our chief executive officer to decide how to allocate resources and to assess performance. We do no allocate operating expenses by segment. See “— Results of Operations” for a discussion of period-to-period comparison among the segments.

Results of Operations

We were incorporated in the Cayman Islands and all of our principal operating subsidiaries were incorporated and operate their businesses in China.

Year ended December 31, 2013 compared with year ended December 31, 2012

	Year Ended December 31,
	2012		2013
	(In thousands)	(% of Net Sales)	(In thousands)	(% of Net Sales)
Net sales:
Wafers	$344,846	40.0%	$331,023	55.3%
Including contract cancellation revenue	92,233	10.7	11.2	1.9
Modules	276,195	32.0	153,703	25.7
Processing of PV products for others	1,092	0.1	—	—
Silicon and other materials	93,197	10.8	35,995	6.0
EPC services	73,499	8.5	42,629	7.1
Others	74,053	8.6	34,896	5.9

Total net sales	862,882	100.0	598,246	100.0
Cost of goods sold:
Wafers	(463,551)	(53.7)	(358,974)	(60.0)
Modules	(353,389)	(41.0)	(187,801)	(31.4)
Processing of PV products for others	(1,129)	(0.1)	—	—
Silicon and other materials	(251,042)	(29.1)	(187,693)	(31.4)
EPC services	(66,173)	(7.7)	(45,398)	(7.6)
Others	(80,190)	(9.3)	(44,730)	(7.5)

Total costs of goods sold	(1,215,474)	(140.9)	(824,596)	(137.8)

Gross loss	(352,592)	(40.9)	(226,350)	(37.8)
Selling expenses	(45,008)	(5.2)	(18,737)	(3.1)
General and administrative expenses	(183,908)	(21.3)	(317,541)	(53.1)
Research and development expenses	(17,781)	(2.1)	(17,467)	(2.9)
Loss on write-down of assets held for sale to fair value less cost to sell	(74,178)	(8.6)	—	—
Impairment loss on intangible assets	(25,255)	(2.9)	—	—
Impairment loss on property, plant and equipment	(109,027)	(12.6)	(756,239)	(126.4)

Total operating expenses	(455,157)	(52.7)	(1,109,984)	(185.5)

Loss from operations	(807,749)	(93.6)	(1,336,334)	(223.4)
Other income (expenses):
Interest income	12,153	1.4	5,295	0.9
Interest expense and amortization of debt issuance costs and debt discount	(258,971)	(30.0)	(259,876)	(43.4)
Foreign currency exchange loss, net	(6,403)	(0.7)	(20,680)	(3.5)
Government subsidy	4,242	0.5	1,804	0.3
Gain on restructuring of payables	10,510	1.2	4,645	0.8
Equity in loss for associates and a jointly-controlled entity	(2,295)	(0.3)	(8,057)	(1.3)
Others, net	5,298	0.6	5,061	0.8

Loss before income taxes	(1,043,215)	(120.9)	(1,608,142)	(268.8)
Income tax expense	(8,844)	(1.0)	(29,069)	(4.9)

Net loss	(1,052,059)	(121.9)	(1,637,211)	(273.7)
(Earnings) Loss attributable to non-controlling interests	39,125	4.5	20,225	3.4
(Earnings) Loss attributable to redeemable non-controlling interests	41,963	4.9	6,918	1.2

Net loss attributable to our shareholders	(970,971)	(112.5)	(1,610,068)	(269.1)
Accretion to redemption value of redeemable non-controlling interests	(153,984)	(17.9)	(33,077)	(5.5)

Net loss available to our shareholders	$(1,124,955)	(130.4)%	$(1,643,145)	(274.7)%

Net sales. For the year ended December 31, 2013, our net sales were $598.2 million, representing a decrease of $264.7 million as compared to our net sales of $862.9 million for the year ended December 31, 2012. This decrease was due primarily to the lower average selling price, lower shipment volume for our modules and lower sales of silicon and other materials as we suspended our polysilicon production since the third quarter of 2012 and throughout the year of 2013. Solar wafer and module sales constituted the two largest components of our net sales, accounting for approximately 40.0% and 32.0%, respectively, for the year ended December 31, 2012, and approximately 55.3% and 25.7%, respectively, for the year ended December 31, 2013.

The slight decrease in our wafer sales was mainly attributable to a decrease in the average selling price of our wafers from $0.28 per watt during the year ended December 31, 2012 to $0.22 per watt during the year ended December 31, 2013 and a decrease in cancellation revenue from $92.2 million for the year ended December 31, 2012 to $11.2 million for the year ended December 31, 2013, partially offset by an increase in our shipments from 896.1 MW for the year ended December 31, 2012 to 1,483.5 MW for the year ended December 31, 2013. The decrease in our module sales was mainly attributable to a decrease in our shipments from 371.3 MW for the year ended December 31, 2012 to 257.2 MW for the year ended December 31, 2013 and a decrease in the average selling price of our modules from $0.74 per watt during the year ended December 31, 2012 to $0.60 per watt during the year ended December 31, 2013. Our sales from processing of PV products for our customers primarily stopped for the year ended December 31, 2013 as demand from such services dropped completely, while we delivered approximately 3.3 MW in shipments of such processed PV products to our customers during the year ended December 31, 2012. The significant decrease in our sales of silicon and other materials was mainly attributable to our suspension of polysilicon production since the third quarter of 2012 and throughout the whole year of 2013. The decrease in sales of our EPC services during the year ended December 31, 2013 was primarily due to our EPC business in USA declined significantly.

On a segment basis, net sales for our polysilicon segment were $0.6 million while net sales for our other PV products segment were $597.6 million for the year ended December 31, 2013, compared to net sales of $25.5 million for our polysilicon segment and $837.4 million for our other PV products segment for the year ended December 31, 2012. The above net sales have excluded our inter-segment sales between the polysilicon segment and the other PV products segment. As disclosed elsewhere, the decrease in net sales for our polysilicon segment was mainly attributable to our suspension of polysilicon production since the third quarter of 2012 and throughout the whole year of 2013. The decrease in year-on-year net sales for our other PV products segment was mainly attributable to a decrease in the average selling price for our wafers and modules and a decrease in our shipment volume of modules, partially offset by an increase in our shipment volume of wafers.

During the years ended December 31, 2012 and 2013, our net sales by product or service were as follows:

	Year Ended December 31,
	2012		2013
Product/Service	Net Sales	% of Total	Net Sales	% of Total
	(In millions)		(In millions)
Wafers	$344.8	40.0%	$331.0	55.3%
Including contract cancellation revenue	92.2	10.7	11.2	1.9
Modules	276.2	32.0	153.7	25.7
Processing of PV products for others	1.1	0.1	—	—
Silicon and other materials	93.2	10.8	36.0	6.0
EPC services	73.5	8.5	42.6	7.1
Others	74.1	8.6	34.9	5.9

Total net sales	$862.9	100.0%	$598.2	100.0%

During the years ended December 31, 2012 and 2013, our net sales breakdown by geographic region was as follows:

	Year Ended December 31,
	2012		2013
Geographic Region	Net Sales	% of Total	Net Sales	% of Total
	(In millions)		(In millions)
China	$275.6	31.9%	$292.7	48.9%
Europe	290.7	33.7	99.0	16.6
Asia Pacific excluding China	221.9	25.7	161.3	27.0
North America	74.7	8.7	45.2	7.5

Total net sales	$862.9	100.0%	$598.2	100.0%

We intend to periodically adjust our geographic market classifications on the basis of our sales as our management determines from time to time to be appropriate in reflecting our operations.

Cost of goods sold. For the year ended December 31, 2013, our cost of goods sold was $824.6 million, representing a decrease of $390.9 million as compared to our cost of goods sold of $1,215.5 million for the year ended December 31, 2012. This was primarily due to a decrease in our shipment volume of modules, a decrease in our processing business, a decrease in our shipment of polysilicon and other materials, and a decrease in our processing cost and cost for purchases. The average cost of polysilicon decreased to $17.0 per kilogram for the year ended December 31, 2013 as compared to $27.9 per kilogram for the year ended December 31, 2012, primarily as a result of reduction in cost of purchase. Our provision for inventory write-downs for the year ended December 31, 2013 decreased by $110.2 million to $70.7 million as compared to $180.9 million for the year ended December 31, 2012. Our provision (reversal of provision) for loss on a firm purchase commitment for the year ended December 31, 2013 decreased by $11.5 million to $(0.8) million as compared to $10.7 million for the year ended December 31, 2012. We recorded inventory write-downs and provision for loss on a firm purchase commitment during the year ended December 31, 2013 primarily due to the market value of our products falling below our cost of inventories as a result of the significant drop in the average selling price of our products.

During the years ended December 31, 2012 and 2013, our cost of goods sold by product/service was as follows:

	Year Ended December 31,
	2012		2013
Product	Cost of Goods Sold	% of Total	Cost of Goods Sold	% of Total
	(In millions)		(In millions)
Wafers	$463.6	38.1%	$359.0	43.5%
Modules	353.4	29.1	187.8	22.8
Processing of PV products for others	1.1	0.1	—	—
Silicon and other materials	251.0	20.7	187.7	22.8
Construction contracts	66.2	5.4	45.4	5.5
Others	80.2	6.6	44.7	5.4

Total cost of goods sold	$1,215.5	100.0%	$824.6	100.0%

Gross loss. For the year ended December 31, 2013, our gross loss was $226.4 million, compared to a gross loss of $352.6 million for the year ended December 31, 2012. Our gross loss margin was 37.8% for the year ended December 31, 2013, compared with a gross loss margin of 40.9% for the year ended December 31, 2012. This decrease in gross loss and gross loss margin was primarily due to the significant drop in the average selling price of our products, the lower utilization rate, and the recognition of inventory write-down of $70.7 million during 2013.

On a segment basis, we recorded gross loss of $107.1 million for our polysilicon segment and gross loss of $119.3 million for our other PV products segment for the year ended December 31, 2013, compared to gross loss of $86.6 million for our polysilicon segment and gross loss of $266.0 million for our other PV products segment for the year ended December 31, 2012. These gross losses have excluded any profit/loss resulting from our inter-segment sales between the polysilicon segment and other PV products segment. The increase in gross loss for our polysilicon segment was mainly attributable to our suspension of polysilicon production since the third quarter of 2012 and throughout the whole year of 2013, while we have continually recorded depreciation in cost. The decrease in gross loss in our PV products segment between the years was mainly attributable to the significant reduction of raw material purchase costs and a decline in our inventory write-down.

Operating expenses. For the year ended December 31, 2013, our operating expenses were $1,110.0 million, representing an increase of $654.8 million as compared to our operating expenses of $455.2 million for the year ended December 31, 2012. The increase was due primarily to an increase in impairment loss for property, plant and equipment of $647.2 million, and an increase in general and administrative expenses of $133.6 million, partially offset by a decrease in impairment loss on intangible assets of $25.3 million and a decrease in loss on write-down of assets held for sales to fair value less cost to sell of $74.2 million. The increase in our general and administrative expenses for the year ended December 31, 2013 was primarily due to an increase in provision for doubtful recovery of accounts receivable, prepayments and other assets in 2013. For the year ended December 31, 2013, we recorded an impairment loss of $756 million on property plant and equipment, including $144 million for buildings, $356 million for plant and machinery and $256 million for construction in progress. The facts and circumstances leading to the impairment were primarily due to the decrease in the estimated future selling price of our products combined with technological changes in certain machinery and equipment, and overcapacity in certain production facilities. These factors caused us to constructively abandon certain production machinery and equipment and facilities and uncompleted production plants relating to our polysilicon and wafer production since no future service potential exists for these assets. The method for determining fair value of these assets was primarily estimated market prices.

Interest income and expense. For the year ended December 31, 2013, our interest income was $5.3 million, an decrease of $6.9 million, as compared to our interest income for the year ended December 31, 2012 of $12.2 million. This decrease was due primarily to an decrease in cash in bank. For the year ended December 31, 2013, our interest expense slightly increased to $259.9 million, as compared to $259.0 million for the year ended December 31, 2012. This increase was primarily due to an increase in interest recognized for our redeemable preferred shares, partially offset by decrease in average interest rate for our bank borrowings.

Foreign currency exchange loss, net. For the year ended December 31, 2013, our foreign currency exchange loss, net, was $20.7 million, an increase of $14.3 million, as compared to our foreign currency exchange loss, net, of $6.4 million for the year ended December 31, 2012. This increase was due primarily to a depreciation of the U.S. dollar against Renminbi related to our 2014 senior notes.

Government subsidy. For the year ended December 31, 2013, government subsidies we received and recognized as other income totaled $1.8 million, as compared to $4.2 million for the year ended December 31, 2012. We received these government subsidies as general incentives to us in connection with the development of our wafer, cell and module businesses.

Equity in loss from associates and a jointly controlled entity. For the year ended December 31, 2013, our equity in loss from associates and a jointly controlled entity was $8.1 million, as compared to the equity in loss from associates and a jointly controlled entity of $2.3 million for the year ended December 31, 2012, primarily due to the recognition of impairment loss from investment in an associate in 2013.

Income tax expense. For the year ended December 31, 2013, our income tax expense totaled $29.1 million, as compared to our income tax expense of $8.8 million for the year ended December 31, 2012. Our effective income tax rate was negative 0.8% and negative 1.8% for the years ended December 31, 2012 and 2013, respectively. Our effective income tax rate for the year ended December 31, 2013 was lower than the 25% statutory income tax rate applicable to Chinese subsidiaries, due primarily to the recognitions of valuation allowance on deferred income tax assets as our management determined that not all of the deferred income tax assets could be realized.

Net loss. For the year ended December 31, 2013, our net loss after taxes before non-controlling interests was $1,637.2 million, as compared to a net loss of $1,052.1 million for the year ended December 31, 2012. This increase was due primarily to the recognition of impairment loss on plant and equipment.

(Earnings) loss attributable to non-controlling interests and redeemable non-controlling interests. For the year ended December 31, 2013, we had loss attributable to non-controlling interests of $20.2 million and loss attributable to redeemable non-controlling interests of $6.9 million, respectively, as compared to earnings attributable to non-controlling interests of $39.1 million and earnings attributable to redeemable non-controlling interests of $42.0 million for the year ended December 31, 2012. This change was due primarily to loss attributable to our majority-owned subsidiaries, including LDK Silicon and other subsidiaries in Europe and the United States.

Accretion to redemption value of redeemable non-controlling interests. On June 3, 2011, LDK Silicon allotted and issued 240,000,000 LDK Silicon preferred shares to CDBI and investment funds affiliated with China Construction Bank Corporation and Bank of China Limited for an aggregate issuance price of $240 million. The LDK Silicon preferred shares on an as-if-converted basis represented approximately 18.46% of the aggregate issued and outstanding share capital of LDK Silicon, with us holding the remaining 81.54% equity interest in LDK Silicon. In the event of any redemption under this right, the redemption price is equal to 100% of the subscription price of $240 million, plus a 23% internal rate of return on such subscription price minus any dividends paid up to the date of redemption plus an annual dividend on a pro rata basis among all shareholders of LDK Silicon up to an amount of its retained earnings so that the holders of the LDK Silicon preferred shares will receive at least $15 million of such dividend, to the extent the declaration and distribution of such dividend are permitted by laws and contractual obligations applicable to LDK Silicon. During the year ended December 31, 2013, the holders of LDK Silicon preferred shares agreed to waive their annual dividends retrospectively. Accordingly, the redemption value was adjusted as of December 31, 2013.

Net loss available to our shareholders. For the year ended December 31, 2013, net loss available to our ordinary shareholders was $1,643.1 million, as compared to a net loss of $1,125.0 million available to our ordinary shareholders for the year ended December 31, 2012.

Year ended December 31, 2012 compared with year ended December 31, 2011

	Year Ended December 31,
	2011		2012
	(In thousands)	(% of Net Sales)	(In thousands)	(% of Net Sales)
Net sales:
Wafers	1,059,085	49.1%	$344,846	40.0%
Including contract cancellation revenue	27,826	1.3	92,233	10.7
Modules	720,863	33.4	276,195	32.0
Processing of PV products for others	27,589	1.3	1,092	0.1
Silicon and other materials	239,897	11.1	93,197	10.8
EPC services	52,917	2.4	73,499	8.5
Others	57,462	2.7	74,053	8.6

Total net sales	2,157,813	100.0	862,882	100.0
Cost of goods sold:
Wafers	(983,163)	(45.6)	(463,551)	(53.7)
Modules	(885,884)	(41.1)	(353,389)	(41.0)
Processing of PV products for others	(21,654)	(1.0)	(1,129)	(0.1)
Silicon and other materials	(209,159)	(9.7)	(251,042)	(29.1)
EPC services	(47,152)	(2.1)	(66,173)	(7.7)
Others	(50,462)	(2.3)	(80,190)	(9.3)

Total costs of goods sold	(2,197,474)	(101.8)	(1,215,474)	(140.9)

Gross loss	(39,661)	(1.8)	(352,592)	(40.9)
Selling expenses	(43,192)	(2.0)	(45,008)	(5.2)
General and administrative expenses	(330,883)	(15.3)	(183,908)	(21.3)
Research and development expenses	(46,510)	(2.2)	(17,781)	(2.1)
Loss on write-down of assets held for sale to fair value less cost to sell	—	—	(74,178)	(8.6)
Impairment loss on intangible assets	—	—	(25,255)	(2.9)
Impairment loss on property, plant and equipment	—	—	(109,027)	(12.6)

Total operating expenses	(420,585)	(19.5)	(455,157)	(52.7)

Loss from operations	(460,246)	(21.3)	(807,749)	(93.6)
Other income (expenses):
Interest income	7,365	0.3	12,153	1.4
Interest expense and amortization of debt issuance costs and debt discount	(189,938)	(8.8)	(258,971)	(30.0)
Foreign currency exchange loss, net	(2,040)	(0.1)	(6,403)	(0.7)
Government subsidy	33,698	1.6	4,242	0.5
Gain on restructuring of payables	—	—	10,510	1.2
Equity in loss for associates and a jointly-controlled entity	(787)	(0.0)	(2,295)	(0.3)
Others, net	7,135	0.3	5,298	0.6

Loss before income taxes	(604,813)	(28.0)	(1,043,215)	(120.9)
Income tax expense	(4,141)	(0.2)	(8,844)	(1.0)

Net loss	(608,954)	(28.2)	(1,052,059)	(121.9)
(Earnings) Loss attributable to non-controlling interests	(393)	(0.0)	39,125	4.5
(Earnings) Loss attributable to redeemable non-controlling interests	(11,522)	(0.6)	41,963	4.9

Net loss attributable to our shareholders	(620,869)	(28.8)	(970,971)	(112.5)
Accretion to redemption value of redeemable non-controlling interests	(34,590)	(1.6)	(153,984)	(17.9)

Net loss available to our shareholders	$(655,459)	(30.4)%	$(1,124,955)	(130.4)%

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

The decrease in our wafer sales was mainly attributable to a decrease in our shipments from 1,540.7 MW for the year ended December 31, 2011 to 896.1 MW for the year ended December 31, 2012 and a decrease in the average selling price of our wafers from $0.67 per watt during the year ended December 31, 2011 to $0.28 per watt during the year ended December 31, 2012, partially offset by an increase of cancellation revenue from $27.8 million for the year ended December 31, 2011 to $92.2 million for the year ended December 31, 2012. The decrease in our module sales was mainly attributable to a decrease in our shipments from 551.0 MW for the year ended December 31, 2011 to 371.3 MW for the year ended December 31, 2012 and a decrease in the average selling price of our modules from $1.31 per watt during the year ended December 31, 2011 to $0.74 per watt during the year ended December 31, 2012. The decrease in processing of PV products for our customers was mainly attributable to a significant decrease in our shipments from 66.1 MW for the year ended December 31, 2011 to 3.3 MW for the year ended December 31, 2012 as demand from these customers dropped significantly during the year. The decrease in our sales of silicon and other materials was mainly attributable to a decrease in our shipments from 2,563.4 MT for the year ended December 31, 2011 to 1,070 MT for the year ended December 31, 2012 and a decrease in the average selling price of our polysilicon from $56.5 per kilogram during the year ended December 31, 2011 to $26.1 per kilogram during the year ended December 31, 2012. The increase of EPC services revenue is primarily due to our expansion in the EPC business in China, Europe and the U.S.

On a segment basis, net sales for our polysilicon segment were $25.5 million while net sales for our other PV products segment were $837.4 million for the year ended December 31, 2012, compared to net sales of $145.6 million for our polysilicon segment and $2,012.2 million for our other PV products segment for the year ended December 31, 2011. These net sales have excluded our inter-segment sales between the polysilicon segment and other PV products segment. The decrease in net sales for our polysilicon segment was mainly attributable to a decrease in our shipments from 2,563 MT for the year ended December 31, 2011 to 1,070 MT for the year ended December 31, 2012 and a decrease in the average selling price of our polysilicon from $56.5 per kilogram during the year ended December 31, 2011 to $26.1 per kilogram during the year ended December 31, 2012. The decrease in net sales for our other PV products segment was mainly attributable to a decrease in average sales price and in our shipment volume for our wafers and modules, partially offset by an increase in EPC services revenue and other sales.

During the years ended December 31, 2011 and 2012, our net sales by product or service were as follows:

	Year Ended December 31,
	2011		2012
Product/Service	Net Sales	% of Total	Net Sales	% of Total
	(In millions)		(In millions)
Wafers	$1,059.1	49.1%	$344.8	40.0%
Including contract cancellation revenue	27.8	1.3	92.2	10.7
Modules	720.9	33.4	276.2	32.0
Processing of PV products for others	27.6	1.3	1.1	0.1
Silicon and other materials	239.9	11.1	93.2	10.8
EPC services	52.9	2.4	73.5	8.5
Others	57.4	2.7	74.1	8.6

Total net sales	$2,157.8	100.0%	$862.9	100.0%

During the years ended December 31, 2011 and 2012, our net sales breakdown by geographic region was as follows:

	Year Ended December 31,
	2011		2012
Geographic Region	Net Sales	% of Total	Net Sales	% of Total
	(In millions)		(In millions)
China	$833.4	38.6%	$275.6	31.9%
Europe	619.5	28.7	290.7	33.7
Asia Pacific excluding China	571.3	26.5	221.9	25.7
North America	133.6	6.2	74.7	8.7

Total net sales	$2,157.8	100.0%	$862.9	100.0%

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

During the years ended December 31, 2011 and 2012, our cost of goods sold by product/service was as follows:

	Year Ended December 31,
	2011		2012
Product	Cost of Goods Sold	% of Total	Cost of Goods Sold	% of Total
	(In millions)		(In millions)
Wafers	$983.2	44.8%	$463.6	38.1%
Modules	885.9	40.3	353.4	29.1
Processing of PV products for others	21.7	1.0	1.1	0.1
Silicon and other materials	209.2	9.5	251.0	20.7
Construction contracts	47.1	2.1	66.2	5.4
Others	50.4	2.3	80.2	6.6

Total cost of goods sold	$2,197.5	100.0%	$1,215.5	100.0%

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

On a segment basis, we recorded gross loss of $86.6 million for our polysilicon segment and gross loss of $266.0 million for our other PV products segment for the year ended December 31, 2012, compared to gross profit of $41.5 million for our polysilicon segment and gross loss of $81.2 million for our other PV products segment for the year ended December 31, 2011. The above gross profit (loss) has excluded the profit (loss) resulting from our inter-segment sales between the polysilicon segment and other PV products segment. The decrease in gross profit for our polysilicon segment was mainly attributable to the significant drop in the average selling price of our products and utilization rate. The increase in gross loss in our PV products segment was mainly attributable to the significant drop in the average selling price of our products and the lower utilization rate.

Operating expenses. For the year ended December 31, 2012, our operating expenses were $455.2 million, representing an increase of $34.6 million as compared to our operating expenses of $420.6 million for the year ended December 31, 2011. The increase was due primarily to an impairment loss on intangible assets of $25.3 million, loss on write-down of assets held for sales to fair value less cost to sell of $74.2 million and an impairment loss on property, plant and equipment of $109.0 million, partially offset by a decrease in general and administrative expenses of $147.0 million and a decrease in R&D expenses of $28.7 million. The decrease in our general and administrative expenses and R&D expenses for the year ended December 31, 2012 was primarily due to a decrease in provision for doubtful recovery of accounts receivable and prepayments and reduced expenditure for R&D activities in 2012.

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

Net loss. For the year ended December 31, 2012, our net loss after taxes before non-controlling interests was $1,052.1 million, as compared to a net loss on $609.0 million for the year ended December 31, 2011. This increase was due primarily to an increase in gross loss as a result of significant declines in the price and utilization rate, the recognition of impairment loss for intangible assets and property, plant and equipment, and more valuation allowance provided on deferred income tax assets.

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

Accretion to redemption value of redeemable non-controlling interests. On June 3, 2011, LDK Silicon allotted and issued 240,000,000 LDK Silicon preferred shares to CDBI and investment funds affiliated with China Construction Bank Corporation and Bank of China Limited for an aggregate issuance price of $240 million. The LDK Silicon preferred shares on an as-if-converted basis represented approximately 18.46% of the aggregate issued and outstanding share capital of LDK Silicon, with us holding the remaining 81.54% equity interest in LDK Silicon. For the year ended December 31, 2012, accretion to redemption value of redeemable non-controlling interests was $154.0 million.

Net loss available to our shareholders. For the year ended December 31, 2012, net loss available to our ordinary shareholders was $1,125.0 million, as compared to a net loss of $655.5 million available to our ordinary shareholders for the year ended December 31, 2011.

B.	LIQUIDITY AND CAPITAL RESOURCES

Production of PV products requires intensive capital investment, and we have financed our operations and capital expenditures substantially through cash flow from financing activities, including capital market financings and bank borrowings, as well as advance payments from customers.

The following table sets forth a summary of our net cash flow for the periods indicated:

	Year Ended December 31,
	2011	2012	2013
	(In thousands)
Net cash provided by (used in) operating activities	$(286,968)	$39,916	$(174,051)
Net cash used in investing activities	(816,044)	(57,602)	(884)
Net cash provided by (used in) financing activities	1,138,499	(128,586)	100,517
Effect of foreign currency exchange rate changes on cash and cash equivalents	6,458	483	6,108
Net (decrease) increase in cash and cash equivalents	41,945	(145,789)	(68,310)
Cash and cash equivalents at the beginning of year	202,127	244,072	98,283
Cash and cash equivalents at the end of year	$244,072	$98,283	$29,973

Operating activities

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

During the year ended December 31, 2013, our net cash provided by operating activities decreased from $39.9 million to a net cash used in operating activities of $174.1 million primarily due to a decrease in trade accounts payable and bills payable of $150.9 million and a decrease in advance payments from customers of $46.4 million.

Investing activities

During the year ended December 31, 2011, our net cash used in investing activities amounted to $816.0 million due primarily to our investments in additional property, plant and equipment of $982.4 million and our purchase of additional land use rights at our Xinyu Hi-Tech Industrial Park site, Suzhou City and Hefei City for $90.4 million. During the year ended December 31, 2011, we pledged bank deposits of $41.7 million as security for the issuance of letters of credit in connection with our purchases of property, plant and equipment, and $236.6 million of pledged bank deposits related to the purchase of property, plant and equipment were released.

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

During the year ended December 31, 2013, our net cash used in investing activities amounted to $0.9 million due primarily to our payment for property, plant and equipment of $5.5 million, and cash payment received for disposal of subsidiaries of $2.7 million, offset by cash received for disposal of property, plant and equipment and land use right of $9.7 million. During the year ended December 31, 2013, we pledged bank deposits of $2.9 million as security for the issuance of letters of credit in connection with our purchases of property, plant and equipment, and no pledged bank deposits related to the purchase of property, plant and equipment were released during the year.

Financing activities

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

During the year ended December 31, 2013, our net cash provided by financing activities amounted to $100.5 million due primarily to the $64.7 million net increase in our borrowings during the year and the issuance of ordinary shares of $50.3 million, partially offset by a repayment of 2013 convertible notes of $11.2 million and a repayment of capital lease obligation of $3.4 million. Our aggregate new loans and borrowings during the year ended December 31, 2013 amounted to $5,267.2 million, while we repaid an aggregate principal amount of $5,202.5 million of our loans and borrowings during the year. We did not pledge any additional bank deposits for our bank borrowings onshore or offshore China. The aggregate principal amount of our short-term bank borrowings and current portion of long-term borrowings outstanding as of December 31, 2011, 2012 and 2013 was $2,032.0 million, $2,391.3 million and $2,525.4 million, respectively. The short-term bank borrowings outstanding as of December 31, 2013 had maturity terms ranging from one month to 12 months and interest rates ranging from 3.643% to 11.000% and a weighted average interest rate of 6.032%. These loans were obtained from various financial institutions in China. The proceeds from these short-term bank borrowings were for working capital purposes.

As of December 31, 2013, we had no long-term borrowings, excluding current portion.

Working Capital Deficit

We incurred a net loss of $1,637.2 million for the year ended December 31, 2013 and had a working capital deficit (total consolidated current liabilities exceeding total consolidated current assets) of $4,468.9 million and a total equity deficit of $2,102.4 million as of December 31, 2013. Although we had cash and cash equivalents of $30.0 million as of December 31, 2013, most of them were held by our subsidiaries in China where approximately 97.6% of our short-term bank borrowings, including current potion of our long-term debt, totaling approximately $2,525.4 million also reside with these subsidiaries.

Due to cash flow constraint, we were not able to repay the LDK Silicon preferred shares upon notification of redemption by the holders. We were not able either to repay our 2014 senior notes with an aggregate outstanding principal amount of Rmb 1,631.6 million when they matured on February 28, 2014. In addition, our Renminbi notes issued by Jiangxi LDK Solar, or Renminbi notes, will mature on December 8, 2014 with an aggregate repayment amount of $82.0 million due and payable at maturity.

These and other factors disclosed in this annual report raise substantial doubt as to our ability to continue as a going concern. We, however, believe that we have developed a liquidity plan, as summarized below, that, if executed successfully, will provide sufficient liquidity to meet our obligations as they become due for a reasonable period of time.

•	Offshore Debt Restructuring. As we disclosed in “— Other Recent Developments — Provisional Liquidation” below, subsequent to the appointment of the JPLs on February 27, 2014, and with the sanction of the Cayman court by way of an order dated April 2, 2014, we entered into separate restructuring support agreements, or RSAs, with a majority of holders of our 2014 senior notes and with a majority of holders of the LDK Silicon preferred shares. Those RSAs form the basis of the Cayman Islands and Hong Kong schemes of arrangement and the Chapter 11 prepackaged plan put to certain offshore creditors. In October 2014, scheme creditors of each class affirmatively voted for the scheme of arrangement in the Cayman Islands relating to LDK Solar and LDK SCT; scheme creditors of each class also affirmatively voted for the scheme of arrangement in Hong Kong relating to LDK Solar, LDK SCT and LDK Silicon Hong Kong, holder of our 2014 senior notes affirmatively voted for the prepackaged plan of reorganization proposed by our U.S. subsidiary guarantors of our 2014 senior notes; and the U.S. Bankruptcy Court granted customary relief sought by our U.S. subsidiary guarantors pursuant to their voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code.

Our offshore restructuring is still subject to (a) the sanction by the Cayman court of the scheme of arrangement in the Cayman Islands relating to LDK Solar and LDK SCT, (b) the sanction by the Hong Kong court of the scheme of arrangement in Hong Kong relating to LDK Solar, LDK SCT and LDK Silicon Hong Kong, (c) the U.S. Bankruptcy Court confirmation of the prepackaged plan and Chapter 15 recognition of the Cayman Islands scheme of arrangement, and (d) the performance of other conditions as to their effectiveness.

We are endeavoring to complete the offshore restructuring and emerge from the provisional liquidation by the end of 2014.

•	Bank Financing and Other Financial Support. To improve our liquidity, we have successfully negotiated with banks and financial institutions in China to renew our short-term borrowings upon their maturity. From January 1 to September 30, 2014, we renewed short-term borrowings in the aggregate principal amount of $1,565.3 million. We believe that we will continue to be able to renew our short-term borrowings when they are due. On November 11, 2013, we signed a framework agreement with a syndicate of 11 commercial banks in China for a working capital facility in the aggregate principal amount of Rmb 1.56 billion (or approximately $255.9 million). As of September 30, 2014, we had withdrawn Rmb 400.0 million (or approximately $67.0 million) from the credit facility and may further draw down when necessary. For the Rmb 1.56 billion working capital facility framework agreement dated November 11, 2013 with a syndicate of 11 commercial banks in China, the proceeds of the credit facility are strictly limited to financing our onshore operations within Jiangxi Province, and we may not use any of the proceeds to service our existing indebtedness, whether onshore or offshore. The facility will terminate on November 10, 2016 and each draw-down under the facility may be made subject to the absolute discretion and additional conditions imposed by the syndicate on a draw-specific basis. The syndicate has also designated a working group to monitor our performance under the facility agreement, with a number of controlled bank accounts arrangements in place to monitor our use of funds and collection of cash flow.

In February and August 2014, HRX has provided financing in the aggregated principal amount of $16.0 million to us to support our offshore restructuring. HRX has also committed to provide an additional working capital facility in the aggregate principal amount of $14.0 million to support our offshore working capital need for the next five years.

As our Renminbi notes are falling due on December 8, 2014, we have been in discussion with the local Chinese governmental authorities in order to obtain certain land use rights as collateral for a new bank financing in repayment of such maturing indebtedness in China.

•	Disposal of Properties and Sales of Solar Farm Projects. We will continue to sell our solar farm projects in the ordinary course of our solar farm project development business. Some of the projects have become, or will soon become, salable in Europe, the United States and China. In addition, we also intend to dispose of some of our properties that are no longer essential to our operations, such as our staff living quarters and the related land use rights, which we are currently negotiating with the local Chinese governmental authorities for such sale.

•	Delay in Capital Expenditure and Improvement in Working Capital Management. We have been negotiating with a number of our vendors, including suppliers of equipment and construction materials, with a view to securing from them preferential pricing terms and more favorable payment terms. We have also decided to postpone a substantial portion of our planned capital expenditures for the next 12 months until market conditions improve for management to be comfortable in incurring such expenditures. To actively manage our cash flow and working capital requirements, we have implemented measures to closely monitor our inventory levels and manage the collection of our receivable balances.

We believe that the measures as described in the above liquidity plan will be adequate to satisfy our liquidity requirements for the next 12 months. For additional information regarding our liquidity plan, see “Note (1) — Basis of Presentation” of our consolidated financial statements beginning on page F-1. There is no assurance, however, that we will be able to successfully implement the liquidity plan. If we fail to successfully execute this plan, it will have a material adverse effect on our business, results of operations and financial position, and will materially and adversely affect our ability to continue as a going concern. Also see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company and Our Industry — We are operating, and may continue to operate, with a significant working capital deficit; there exist substantial doubts and uncertainties as to our ability to continue as a going concern” and “— We have substantial existing indebtedness and may incur substantial additional indebtedness in the future, which could adversely affect our financial condition and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations; and we may not be able to refinance our current borrowings on terms that are acceptable to us, or at all” in this annual report.

Capital Expenditures

We invested $877.9 million, $79.5 million and $8.4 million in capital expenditures during the years ended December 31, 2011, 2012 and 2013, respectively, primarily to construct and complete our polysilicon production plants and to purchase production equipments.

We estimate that we will have capital expenditures of approximately $60 million to $80 million in 2014 primarily in connection with the installation of hydrochlorination system of our Mahong Plant.

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

Prepayments to Suppliers

In order to secure a stable supply of raw materials for our polysilicon, wafer, cell and module businesses and a stable supply of our production equipment, we make prepayments to suppliers based on specific written purchase orders. Our prepayments to suppliers are recorded either as prepayments to suppliers, if they are expected to be utilized within 12 months as of each balance sheet date, or as prepayments to suppliers to be utilized beyond one year, if they are expected to be utilized after 12 months. As of December 31, 2011, 2012 and 2013, we made prepayments to suppliers of $28.2 million, $18.4 million and $30.7 million, respectively, and prepayments to suppliers to be utilized beyond one year of $11.2 million, $8.0 million and nil, respectively. Prepayments to raw materials suppliers are reclassified to inventories when we apply such prepayments to related purchases of raw materials for our businesses, and prepayments to equipment suppliers are reclassified to property, plant and equipment when we apply such prepayments to related purchases of equipment for our operations. These reclassifications are not reflected in our consolidated cash flow from operations.

We make prepayments without receiving any collateral, and, as a result, we are subject to counterparty risks. Any claims we make for these prepayments would rank as unsecured claims, exposing us to the credit risks of these suppliers in the event of their insolvency or bankruptcy. See “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company and Our Industry — Some of our long-term sales contracts with customers and some of our long-term supply contracts with equipment manufacturers and polysilicon feedstock suppliers may continue to be subject to renegotiation at terms less favorable to us, and the terms of such renegotiation may materially and adversely affect our operations and may result in costly and time-consuming litigation or other proceedings” for a discussion on risks relating to our prepayment obligations to our suppliers.

Advance Payments from Customers

As of December 31, 2011, 2012 and 2013, advance payments from our customers amounted to $332.2 million, $175.5 million and $115.3 million, respectively. These prepayments were made to us by our customers under our supply agreements with them, primarily for their purchases of wafers and polysilicon products from us.

Restricted Net Assets

Our principal operating subsidiaries, Jiangxi LDK Solar, Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, as well as our other Chinese operating subsidiaries are required under Chinese laws and regulations to make appropriations from their net income as determined under the Chinese accounting standards and regulations to non-distributable reserves, which include a statutory general reserve, an employee welfare and bonus fund and an enterprise development fund. The statutory general reserve for Jiangxi LDK Solar is required to be made at not less than 10% of its profit after tax as determined under the Chinese accounting standards and regulations. The employee welfare and bonus fund and enterprise development fund are determined by the board of directors of each subsidiary at its discretion. The statutory general reserve is used to offset future extraordinary losses. Jiangxi LDK Solar, Jiangxi LDK Silicon, Jiangxi LDK Polysilicon and other Chinese operating subsidiaries may, upon a resolution of their respective boards of directors, convert the statutory general reserve into capital. The employee welfare and bonus fund is used for the collective welfare of the employees of the relevant enterprise. The enterprise development fund is used for the purpose of future expansion and development of the relevant enterprise. These reserves represent appropriations of the retained earnings determined under the Chinese law. In addition to the statutory general reserve, Jiangxi LDK Solar, Jiangxi LDK Silicon, Jiangxi LDK Polysilicon and other Chinese operating subsidiaries are required to obtain approval from the local government authorities prior to distributing any of their registered share capital. Accordingly, both the appropriations to the statutory general reserve and the registered capital of Jiangxi LDK Solar, Jiangxi LDK Silicon, Jiangxi LDK Polysilicon and other Chinese operating subsidiaries are considered as restricted net assets.

Other Recent Developments

Since December 31, 2013, there have been significant recent developments as follows:

Provisional Liquidation

Due to cash flow constraint, we were not able to repay the LDK Silicon preferred shares upon notification of redemption by the holders or to repay our 2014 senior notes when at maturity in February 2014. In February 2014, we filed a winding-up petition on grounds of insolvency with the Cayman court, and the Cayman court appointed JPLs on February 27, 2014. We went into provisional liquidation under the laws of the Cayman Islands in an effort to undergo the various offshore restructuring transactions, including the formulation and implementation of the scheme of arrangement in the Cayman Islands relating to LDK Solar and LDK Silicon with their classes of scheme creditors, the formulation and implementation of the scheme of arrangement in Hong Kong relating to LDK Solar, LDK Silicon and LDK Silicon Hong Kong with their classes of scheme creditors, a filing by our U.S. subsidiary guarantors of our 2014 senior notes of voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court, and a petition under Chapter 15 of the U.S. Bankruptcy Code for recognition of the compromise and arrangement of our Cayman Islands scheme of arrangement.

In October 2014, scheme creditors of each class affirmatively voted for our scheme of arrangement in the Cayman Islands relating to LDK Solar and LDK Silicon; scheme creditors of each class also affirmatively voted for our scheme of arrangement in Hong Kong relating to LDK Solar, LDK Silicon and LDK Silicon Hong Kong; holder of our 2014 senior notes affirmatively voted for the prepackaged plan of reorganization proposed by our U.S. subsidiary guarantors of our 2014 senior notes; and the U.S. Bankruptcy Court granted customary relief sought by our U.S. subsidiary guarantors pursuant to their voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code.

Our offshore restructuring is still subject to (a) the sanction by the Cayman court of the scheme of arrangement in the Cayman Islands relating to LDK Solar and LDK Silicon, (b) the sanction by the Hong Kong court of the scheme of arrangement in Hong Kong relating to LDK Solar, LDK Silicon and LDK Silicon

Hong Kong, (c) the U.S. Bankruptcy Court confirmation of the prepackaged plan and Chapter 15 recognition of our Cayman Islands scheme of arrangement, and (d) completion of the restructuring transactions contemplated in the provisional liquidation.

The following is a summary of certain terms of the restructuring transactions as contemplated in our provisional liquidation for claims under our 2014 senior notes and our LDK Silicon preferred shares:

Treatment of 2014 Senior Notes Claims. The 2014 senior notes claims will be equal to the aggregate principal amount of the 2014 senior notes, plus (i) accrued interest at the interest rate of the 2014 senior notes through June 3, 2013 and (ii) accrued interest at 5.535% per annum from June 4, 2013 until closing of the restructuring transactions.

Each holder of a 2014 senior notes claim may choose to:

•	cash-out its outstanding 2014 senior notes claim, but only to the extent that we determine that we have the necessary funds (which amount may be zero), and/or

•	exchange its outstanding 2014 senior notes claim into our shares and bonds convertible into our ADSs;

provided that, to the extent that we determine that we have cash available to pay such cash-out option amount and subject to any maximum cash amount limit provided below on such cash-out option (together, the “Cash Limitations”), any holder of 2014 senior notes claim that has failed to elect as described above on or prior to the date designated for such election in connection with the restructuring transactions shall be deemed to have chosen the cash-out option in (1) above, with the amount of its 2014 senior notes claim in excess of the Cash Limitations deemed to have chosen the exchange for our shares and convertible bonds in (2) above, with the initial equity election at 8.736% of its remaining 2014 senior notes claim to be paid in our shares at $1.586 per share, subject to a lock-up expiring on December 31, 2014.

Cash-out Option. If we determine that we have the necessary funds, a cash payment of $0.10 per $1.00 of the 2014 senior notes claim subject to a cap of $100 million of total 2014 senior notes claim (or $10 million maximum cash amount), unless we determine that we have additional funding for payment of a higher amount, in which event the increased funding will be shared, to the extent necessary, on a 50/50 basis between holders of the 2014 senior notes claims and holders of the LDK Silicon preferred shares claims requesting the cash-out.

Exchange to Equity Option. Between 8.736% to 15% (as elected by each holder) of the 2014 senior notes claim may be paid in our shares at $1.586 per share, subject to a lock-up expiring on December 31, 2014.

Exchange to CB Option. Remaining portion of the 2014 senior notes claim may be paid in convertible bonds at a coupon rate 5.535% per annum payable semi-annually in arrears (a) through payment in cash if elected by us or (b) if we elect not to pay cash, by adding the interest installment to the then outstanding principal amount or issuing our ADSs at the option of holders. The convertible bonds will mature on December 31, 2018 and may be converted at a fixed conversion price and a VWAP-based conversion price as contemplated in the provisional liquidation.

Treatment of LDK Silicon Preferred Shares Claims. The LDK Silicon preferred shares claims will be equal to the aggregate purchase price of the LDK Silicon preferred shares, plus (i) accrued internal rate of return through June 3, 2013, less dividends received, and (ii) accrued interest at 5.535% per annum from June 4, 2013 until closing of the restructuring transactions.

Each holder of a LDK Silicon preferred shares claim may choose to:

•	cash-out its outstanding LDK Silicon preferred shares claim, but only to the extent that we determine that we have the necessary funds (which amount may be zero), and/or

•	exchange its outstanding LDK Silicon preferred shares claim into our shares and bonds convertible into our ADSs;

provided that, to the extent that we determine that we have cash available to pay such cash-out option amount and also subject to any maximum cash amount limit provided below on such cash-out option (together, the “Cash Limitations”), any holder of LDK Silicon preferred shares claim that has failed to elect as described above on or prior to the date designated for such election in connection with the restructuring transactions shall be deemed to have chosen the cash-out option in (1) above, with the amount of its LDK Silicon preferred shares claim in excess of the Cash Limitations deemed to have chosen the exchange for our shares and the convertible bonds in (2) above, with the initial equity election at 8.736% of its remaining LDK Silicon preferred shares claim to be paid in our shares at $1.586 per share, subject to a lock-up expiring on December 31, 2014.

Cash-out Option. If we determine that we have the necessary funds, a cash payment of $0.10 per $1.00 of the LDK Silicon preferred shares claim subject to a cap of $100 million of total LDK Silicon preferred shares claims (or $10 million maximum cash amount), unless we determine that we have additional funding for payment of a higher amount, in which event the increased funding will be shared, to the extent necessary, on a 50/50 basis between holders of the LDK Silicon preferred shares claims and holders of the 2014 senior notes claims requesting the cash-out.

Exchange to Equity Option. Between 8.736% to 15% (as elected by each holder) of the LDK Silicon preferred shares claim may be paid in our shares at $1.586 per share, subject to a lock-up expiring on December 31, 2014.

Exchange to CB Option. Remaining portion of the LDK Silicon preferred shares claim may be paid in convertible bonds at a coupon rate 5.535% per annum payable semi-annually in arrears (a) through payment in cash if elected by us or (b) if we elect not to pay cash, by adding the interest installment to the then outstanding principal amount or issuing our ADSs at the option of holders. The convertible bonds will mature on June 3, 2016, subject to extension and/or payment with our ADSs based on specified VWAP at the option of holders of at least two thirds ( 2⁄3) in aggregate principal amount of the convertible bonds. The convertible bonds may be converted at a fixed conversion price and a VWAP-based conversion price as contemplated in the provisional liquidation. The convertible bonds will have the benefit of a pledge by LDK Solar of all of its equity in LDK Silicon, a pledge by LDK Solar of 24% of its equity in Jiangxi LDK Solar and a guarantee by LDK Silicon.

Treatment of Other Claims. The schemes of arrangement under the provisional liquidation allow us to treat other offshore claims in a similar fashion as we treat the 2014 senior notes claims. As we have agreed with holders of the 2014 senior notes and holders of the LDK Silicon preferred shares, we may decide, to the extent possible, to honor the cash-out options elected by holders of the other claims even though we may determine that we do not have sufficient cash to offer such cash options to holders of the 2014 senior notes claims or holders of the LDK Silicon preferred shares claims subject, however, to (i) a cash payment of $0.05 per $1.00 of such claims and (ii) a maximum amount in cash for such cash-out purposes. Other options for such claimants to elect our equity and convertible securities in exchange for their claims will be on terms substantially the same as the treatment given to the 2014 senior notes claims, although we are allowed certain flexibility in treating such other claims.

Sunways Insolvency

On March 21, 2014, Sunways filed for preliminary insolvency proceedings in Germany. On April 28, 2014, Sunways entered into formal insolvency proceedings.

NYSE Delisting

The NYSE Regulation, Inc. Board of Directors’ Committee for Review affirmed on September 22, 2014 the delisting decision of the staff of the NYSE Regulation, Inc. with respect to our ADSs formerly listed on the NYSE. The decision by the NYSE committee followed a review of submissions made by us as well as a hearing on September 9, 2014 attended by us and our advisors. Our ADSs are currently quoted on the OTC Pink Limited Information initially under the symbol “LDKSY” since the suspension of trading of our ADSs on the NYSE on February 21, 2014 and under the symbol “LDKYQ” since October 30, 2014.

SPI Ownship Dilution

SPI has, from time to time since our acquisition of 71% of its equity in March 2011, allotted and issued new shares to investors. As of the date of this annual report, our ownship in SPI has been diluted to approximately 28% as a result.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and Development

We have a dedicated R&D team at our manufacturing facilities in Xinyu Hi-Tech Industrial Park. Its primary objectives are to enhance our product quality and to achieve a more efficient production process by improving yield and lowering production costs. Our current on-going initiatives include:

•	installation of hydrochlorination facilities to improve STC conversion and TCS production;

•	STC thermal converter improvements and optimization to enhance STC-TCS conversion;

•	fuel conversion from diesel to natural gas and high-pressure steam;

•	application of an advanced coating technology and certain process optimization to CVD reactors to reduce power consumption;

•	developing innovative recycling technologies for better utilization of scrap silicon materials from the semiconductor and PV industries;

•	developing a silicon recovery technology for the recovery of silicon dust from wafering processing;

•	developing a new silicon crystallization technology for higher quality wafers;

•	improving the crystallization and wafering processes and equipment to increase production output and reduce production costs;

•	developing wafering technologies for manufacturing thinner wafers with less kerf loss;

•	developing slurry recycling technologies to lower slurry cost;

•	developing new solar cell processes for the use of new silicon wafers;

•	developing new solar cell technologies for high efficiency solar cells, such as selective emitters;

•	exploring the use of new module materials to improve module conversion efficiency; and

•	new design for light modules with less use of materials.

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

As of the date of this annual report, we have 205 issued patents, and 108 patent applications pending globally. In addition, we also have two registered copyrights and three registered trademarks in China. These patent applications and granted patents relate to various technologies, including polysilicon production, silicon recycling, wafer production processes, solar cell structure, module design, and production equipment. While we currently use some of these technologies in our operations, we expect some of these technologies that we have not yet implemented have significant potential future applications. We intend to continue to assess appropriate opportunities for patent protection of those aspects of our technology that we believe provide a significant competitive advantage to us. We have not taken any action outside China to protect our intellectual property. You should refer to “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company and Our Industry — We may be exposed to intellectual property infringement, misappropriation or other claims by third parties and an adverse determination could result in us paying significant damages.” for additional information.

D.	TREND INFORMATION

The PV market has been highly competitive and volatile. Currently, China’s major solar manufacturers, including us, substantially rely on both exports of PV products and domestic demand. The reduced market demand for PV products in these markets has resulted in substantial oversupply. In addition, we and many of our competitors engaged in aggressive expansion programs during the past several years. As a result, competition has increased and the industry has experienced price reductions, which have materially and adversely affected our business operations and financial condition. Various consolidations are gathering speed in the PV industry in China and globally. Due to limited customer orders and depressed market prices with the global economic slowdown, many players, including us, have substantially reduced production volumes and/or have temporarily suspended the operations of certain plants.

PV is one of the proven and most rapidly growing renewable energy sources in the world. Energy from the sun is converted into electricity primarily through the PV effect and, to a lesser extent, through concentrated solar thermal technologies. Solarbuzz reports that the global PV market reached 39.0 GW in 2013, as compared to 29.1 GW in 2012, 27.7 GW in 2011 and 18.2 GW in 2010. At the year-end of 2011, 2012 and 2013, cumulative global PV installations were 70.6 GW, 99.7 GW and 138.7 GW, respectively, according to Solarbuzz.

Solar power systems use solar cells based on two main technologies: crystalline-silicon, or C-Si, and thin-film. According to Solarbuzz, C-Si based solar cells dominate the PV market, accounting for approximately 89.1%, 89.0% and 89.8%, of the total solar cell production in 2011, 2012 and 2013, respectively, due to their high energy conversion efficiency and reliability.

Over the years, there was an aggressive capacity expansion throughout the manufacturing chain on a global basis until 2012. According to Solarbuzz, the manufacturing capacity of polysilicon available to the PV industry reached a level equivalent to 41.0 GW, 58.8 GW and 63.1 GW, respectively, in terms of production capacities for crystalline silicon solar cells in 2011, 2012 and 2013. Wafering capacity grew to 47.5 GW in 2011, 55.6 GW in 2012 and 59.0 GW in 2013 according to Solarbuzz. Cell and module capacity also grew to 43.5 GW and 45.1 GW in 2011, 51.6 GW and 49.0 GW in 2012 and 55.3 GW and 55.2 GW in 2013, respectively, according to Solarbuzz. Thin-film PV cell manufacturing capacity reached 6.2 GW in 2011, 6.6 GW in 2012 and 6.3 GW in 2013 according to Solarbuzz. The following diagram illustrates the forecast of the global PV demand from 2012 to 2016 under Solarbuzz’s production-led energy scenario.

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

Government Incentives for Solar Power

The use of solar power has continued to grow in countries where governments have implemented renewable energy policies and incentives to encourage the use and accelerate the development of solar power and other renewable energy sources. Although governments have reduced or modified their incentives since the global financial crisis in 2008, many governments worldwide continue to offer various types of financial incentives, albeit in a reduced manner, in the forms of capital cost subsidies, feed-in tariffs, net metering, tax credits and other incentives to end-users, distributors, system integrators and manufacturers of solar power products, to make solar power more cost competitive with conventional energy. International environmental protection initiatives, such as the Kyoto Protocol, for the reduction of overall carbon dioxide and other gas emissions have also created momentum for government incentives encouraging solar power and other renewable energy sources. Governments of major solar markets may, from time to time, modify their policies in order to manage the growth of the markets and to incentivize local PV manufacturers to become more cost competitive.

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

Polysilicon

Polysilicon is the primary raw material for the PV and semiconductor industries. Historically, the semiconductor industry has been the dominant user of polysilicon. Due to the rapid growth of the PV industry in recent years, the polysilicon consumption by the PV industry has exceeded that by the semiconductor industry. As a result of this rapid expansion, sales to the PV industry are now the key factor affecting the price, profit and growth of the polysilicon market. According to Solarbuzz, the polysilicon production capacity reached 313.3 kMT in 2011, 385.1 kMT in 2012 and 380.2 kMT in 2013. The greater China area, which includes mainland China and Taiwan, played an important role in polysilicon manufacturing and accounted for 35%, 30% and 45% of the production in 2011, 2012 and last twelve month through September 2014, respectively, according to Solarbuzz.

Wafer

There are two primary types of wafer production:

•	monocrystalline wafers, and

•	multicrystalline wafers.

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

The expansion of manufacturing capacity for wafers depends on the secure supply of raw materials and key wafer manufacturing equipment, such as wire saws. Similar to the polysilicon industry, the production base for wafer has also shifted to mainland China and Taiwan. In 2011, 2012 and the 12 months ended September 30, 2014, respectively, 72%, 73% and 85% of global wafer production capacity was located in mainland China and Taiwan, according to Solarbuzz.

Solar Cell and Module Production

According to Solarbuzz, global center of C-Si cell production has also shifted to mainland China and Taiwan. Cell production in mainland China and Taiwan rose to 72.5% in 2011, 78.1% in 2012 and 82.8% in 2013 according to Solarbuzz. We believe the shift toward an increasing manufacturing dominance by mainland China and Taiwan is as evident for modules as it is for wafers and cells.

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

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2013:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(In thousands)
Borrowings (including interest payments)	2,794,843	2,794,843	—	—	—
Capital lease obligations	86,670	36,136	50,534	—	—
Purchase obligations
Equipment	231,198	59,455	171,743	—	—
Renminbi notes (including interest payments)	87,585	87,585	—	—	—
2014 senior notes (including interest payments)	289,902	289,902	—	—	—
Preferred shares obligation (including interest payments)	387,816	387,816	—	—	—

Total	3,878,014	3,655,737	222,277	—	—

The contractual obligations and commercial commitments disclosed in the table above are based on the original terms contained in the relevant agreements. They may differ from our disclosures in the consolidated financial statements, which will have to take into account the accounting classification and presentation of such contractual obligations and commercial commitments from time to time.

G.	SAFE HARBOR

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act apply to the forward-looking information provided by us under Item 5.E and F.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position
Xingxue Tong	51	Director, Interim Chairman, President and Chief Executive Officer
Zhibin Liu	52	Non-executive Director
Shi Chen	53	Non-executive Director
Maurice Wai-fung Ngai	52	Independent Director
Junwu Liang	80	Independent Director
Shi-an Wu	65	Independent Director
Ceng Wang	41	Independent Director
Jack Lai	60	Executive Vice President, Chief Financial Officer and Secretary
Yuepeng Wan	51	Senior Vice President, Chief Technology Officer

Mr. Xiaofeng Peng, founder and former Chairman, resigned on August 29, 2014 from our board of directors and all his executive and director positions with our various subsidiaries onshore and offshore China, except for SPI. We have retained Mr. Peng as a senior consultant and, in recognition of his many contributions to our company since its founding, have also named Mr. Peng the Chairman Emeritus for our company.

In addition, Mr. Bing Xiang, Mr. Hongjiang Yao and Mr. Xuezhi Liu resigned from our board of directors in 2014 all for personal reasons.

Directors

Xingxue Tong is a director, interim chairman, president and chief executive officer of our company. He joined us in January 2007. Mr. Tong has approximately 15 years of experience in managing operations of companies in the solar industry. Prior to joining our company, Mr. Tong served as general manager for south-east Asia business development with GT Advanced Technologies, formerly known as GT Solar, since 2004. He was the executive president of commerce of Canadian Solar Inc. in 2004 and vice general manager of an affiliate of Tianwei Yingli Energy Resources Co., Ltd. from 1999 to 2004. Mr. Tong received a diploma in industrial economic management from Renmin University of China in 1988 and a diploma in English from Hebei University in 1998. Mr. Tong’s interim chairmanship will terminate upon the identification and appointment of a permanent chairman of our company.

Zhibin Liu is a non-executive director of our company. He joined us in October 2012 as a director nominated by HRX. He has served as the chairman of the board and the general manager of Xinyu State-owned Asset Management Co., Ltd. since April 2007. He received a college degree from Yichun Normal College with a major in Chinese language and literature in 1981 and a bachelor’s degree from Party School of the Central Committee of C.P.C. with a major in economics and management.

Shi Chen is a non-executive director of our company. He jointed us in November 2013 as a director nominated by Fulai Investments. Dr. Chen has over 23 years of working experience in a variety of industries. He is currently a director of Mountain China Resorts (Holdings) Limited, a mountain resort developer in China and listed on TSX Venture Exchange in Canada, and has been holding this position since February 2012. Dr. Chen also served as the president of Caricom Limited, a Hong Kong investment company, from January 2002 to February 2013, a deputy general manager of Cityford Dyeing & Printing Industrial Limited from March 1998 to December 2001, and a deputy general manager of Yat Chau Holdings Limited from December 1994 to February 1998. Prior to these management positions, Dr. Chen worked as a deputy head and then the head of the policy division of social and economic research center of the People’s Government of Hainan Province from July 1989 to November 1994. Dr. Chen obtained a bachelor’s degree and a master’s degree in economics from Wuhan University in August 1982 and July 1985, respectively. He obtained a doctorate degree in economics from the Graduate School of the Chinese Academy of Social Sciences in July 1989.

Maurice Wai-fung Ngai became an independent director of our company in July 2011. Mr. Ngai, currently managing director and founder of MNCOR Consulting Limited, an independent specialty corporate service company, is a fellow of the Hong Kong Institute of Chartered Secretaries and the Institute of Chartered Secretaries and Administrators in the United Kingdom, a member of the Hong Kong Institute of Certified Public Accountants and a fellow of the Association of Chartered Certified Accountants in the United Kingdom and a fellow of Hong Kong Institute of Directors and member of Hong Kong Securities Institute. He obtained a doctor’s degree in Economics (Finance) from Shanghai University of Finance and Economics, a master’s degree in Corporate Finance from Hong Kong Polytechnic University, a master’s degree in Business Administration from Andrews University and a bachelor’s degree in law from University of Wolverhampton.

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

Executive Officers

Jack Lai is an executive vice president, chief financial officer and secretary of our company. He joined us in August 2006. Mr. Lai has approximately 25 years of experience in finance, strategic planning and corporate management. Prior to joining our company, Mr. Lai served as the chief financial officer and vice president of Silicon Storage Technology, Inc. He was the vice president of finance and administration and the chief financial officer of Aplus Flash Technology, Inc. in San Jose, California from 2000 to 2003. He served as vice president of finance and administration, chief financial officer and general manager of Wirex Corporation, Inc. in Portland, Oregon, from 1998 to 2000. Mr. Lai graduated from Tamkang University with a bachelor’s degree in business administration in 1976, from Chinese Culture University with an MBA degree in 1978 and from San Jose State University with an MBA degree in 1982.

Yuepeng Wan is a senior vice president and the chief technology officer of our company. He joined our company in February 2007. Dr. Wan has approximately 20 years of experience in R&D in silicon and materials engineering. Prior to joining our company, Dr. Wan was an R&D manager at GT Advanced Technologies, formerly known as GT Solar, in New Hampshire from October 2005 to February 2007 in charge of DSS furnace R&D. Prior to that, he was a research associate of the materials crystal division at Saint-Gobain Northboro R&D Center in Massachusetts from January 2005 to October 2005. From April 2000 to January 2005, he was a senior applications engineer at GT Advanced Technologies in New Hampshire responsible for design and development of crystal growth furnaces. Dr. Wan received a bachelor of science degree in materials engineering from University of Science & Technology of China in 1986, a master of science degree in mechanical engineering from University of Science & Technology of China in 1989 and a Ph.D. degree in mechanical engineering from Aachen University of Technology of Germany in 1997.

B.	COMPENSATION OF DIRECTORS AND OFFICERS

Compensation of Directors and Executive Officers

All directors receive reimbursements from us for expenses necessarily and reasonably incurred by them for providing services to us or in the performance of their duties. Our directors who are also our employees receive compensation in the form of salaries, housing allowances, other allowances and benefits in kind in their capacity as our employees. Independent directors are also paid a director’s fee in accordance with the applicable laws and regulations. No executive officer is entitled to any severance benefits upon termination of his or her employment with our company.

For the years ended December 31, 2011, 2012 and 2013, the aggregate cash compensation that we paid to our directors and executive officers was $4,603,281, $3,525,196 and $3,193,550.

You may find more details of the stock options we have granted to our directors and executive officers pursuant to our stock incentive plans under “— E. Share Ownership — Stock Incentive Plans” below.

Indemnification

Our directors and other officers may be indemnified under Cayman Islands law except for liabilities arising from their fraud, dishonesty, wilful default or neglect, or equitable fraud. Pursuant to our memorandum and articles of association, our directors and officers, as well as any liquidator or trustee for the time being acting in relation to our affairs, will be indemnified and held harmless out of our assets and profits from and against all actions, costs, charges, losses, damages and expenses that any of them or any of their heirs, executors or administrators may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duties in their respective offices or trusts. Accordingly, none of these indemnified persons will be answerable for the acts, receipts, neglects or defaults of each other; neither will they be answerable for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any monies or effects belonging to us may have been lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any monies of or belonging to us may be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts. This indemnity will not, however, extend to any fraud or dishonesty which may attach to any of said persons, or to acts of wilful default or neglect, or equitable default.

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

Our board of directors is currently comprised of seven directors, including four independent board members. A director is not required to hold any shares in our company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he or she has a material interest provided that a declaration of interest has been made in accordance with our articles of association and such director is not required to abstain from voting and/or be excluded from the counting of the quorum under our articles of association. Any director may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and subject to the Cayman Islands companies law, issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party. We have established three committees of the board of directors:

•	the audit committee,

•	the compensation committee, and

•	the corporate governance and nominating committee.

Subsequent to the resignation of Mr. Peng as our chairman, we established an executive committee within our board of directors, for an interim period until our permanent chairman is identified and appointed. This executive committee will support the work of our interim chairman.

We have adopted a charter for each committee to comply with the Sarbanes-Oxley Act and the relevant corporate governance rules. Each committee’s members and functions are described below.

We have a staggered board of directors. Our directors are divided into three classes, as nearly equal in number as the then total number of directors permits. Maurice Ngai, Ceng Wang and Shi Wang have been designated as Class I directors with their terms to expire at our shareholders’ general meeting in 2014. As we have been in the provisional liquidation and have not had a shareholders’ general meeting in 2014, our board of directors, pursuant to directions of the Cayman court, have determined to retain these Class I directors until our next shareholders’ general meeting. Xingxue Tong and Shi-an Wu have been designated as Class II directors with their terms to expire at our shareholders’ general meeting in 2015; and Zhibin Liu and Junwu Liang have been designated as Class III directors with their terms to expire at our shareholders’ general meeting in 2016. At each annual general meeting of our shareholders, successors to the class of directors whose terms expire at that meeting will be elected for a three-year term. Our service contracts with our directors do not provide for benefits upon the termination of their employment. If the number of directors changes, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible. Any additional directors of a class elected to fill a vacancy resulting from an increase in such class will hold office for a term that coincides with the remaining term of that class. Decrease in the number of directors will not shorten the term of any incumbent director. Nonetheless, whenever the holders of preferred shares have the right, voting separately as a class, to elect directors, the election, term of office, filling of vacancies and other features of directorships will be governed by the applicable terms of our articles of association and the rights attaching to those preferred shares. These provisions make it more difficult for third parties to gain control of our company because it is more difficult to replace members of a staggered board.

Audit committee

Our audit committee consists of two directors, namely Maurice Ngai and Junwu Liang. Mr. Ngai and Dr. Liang satisfy the “independence” requirements of the SEC rules and regulations. In addition, our board of directors has determined that Mr. Ngai is qualified as an audit committee financial expert within the meaning of SEC rules and regulations. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

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

Compensation committee

Our compensation committee consists of Maurice Ngai and Junwu Liang. Mr. Ngai and Dr. Liang satisfy the “independence” requirements of the SEC rules and regulations. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. The compensation committee is responsible for, among other things:

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

Corporate governance and nominating committee

Our corporate governance and nominating committee consists of Zhibin Liu, Maurice Ngai and Junwu Liang. Mr. Ngai and Dr. Liang satisfy the “independence” requirements of the SEC rules and regulations. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

D.	EMPLOYEES

We had an aggregate of 24,449, 8,979 and 9,494 full-time employees as of December 31, 2011, 2012 and 2013, respectively. As of September 30, 2014, we had an aggregate of 8,381 full-time employees. Most of these employees were located at our manufacturing plants in Xinyu City, Jiangxi Province, China.

A breakdown of our employees by areas of operations and as a percentage of our workforce as of December 31, 2013 is set forth below:

	Number of Employees	Percentage of Total
Manufacturing	6,915	72.8%
Quality control	861	9.1
Research, development and engineering	231	2.4
Administration	979	10.3
Production planning	344	3.6
Finance	115	1.2
Procurement	49	0.5

Total	9,494	100.0%

From time to time, we also employ part-time or contract employees, as required, to meet any increased demand for our products. We plan to hire additional employees as needed.

As required by Chinese regulations, we participate in statutory retirement plans organized by the respective Chinese local governments. We currently contribute approximately 29% of the staff’s basic salaries to such funds. Our contributions to the statutory retirement plans are charged to the consolidated profit and loss account as and when incurred. We also provide our employees with medical insurance and unemployment insurance as required by the Chinese laws and regulations. For the years ended December 31, 2011, 2012 and 2013, our total expense under the statutory employee benefit plans was approximately $13,379,155, $10,765,886 and $6,635,747, respectively.

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

Stock Incentive Plans

We adopted our 2006 stock incentive plan in July 2006 and our 2013 stock incentive plan in July 2013. The purpose of our stock incentive plans is to attract and retain the best available personnel, to provide additional incentives to employees and non-executive directors in recognition and acknowledgement of their contributions made to our company and to promote the success of our business.

Eligible participants

Under our stock incentive plans, our board of directors may, at its discretion, offer to grant an option to subscribe for such number of our ordinary shares at an exercise price as our board may determine to:

•	any full-time or part-time employees, executives or officers of our company or any of our subsidiaries; and

•	any directors, including non-executive directors and independent directors, of our company or any of our subsidiaries.

Our 2006 stock incentive plan also allows the following persons to be grantees of its stock options:

•	any advisers, consultants and agents to us or any of our subsidiaries; and

•	such other persons who, in the sole opinion of our board of directors, will contribute or have contributed to our development and operations.

Maximum number of shares

The maximum number of ordinary shares in respect of which options may be granted (including ordinary shares in respect of which options have already been granted and remain outstanding) under our stock incentive plans may not in the aggregate exceed 10% of the total number of ordinary shares in issue and outstanding from time to time, including ordinary shares issued and outstanding upon the exercise of any options granted under our stock incentive plans and upon conversion of any of our preferred shares. As of the date of this annual report, the maximum number of ordinary shares in respect of which we may grant options (including ordinary shares in respect of which options have already been granted but still outstanding) under our stock incentive plans is 19,479,345 ordinary shares.

Price of shares

Our board of directors may, in its discretion, determine the subscription price of an ordinary share in respect of any particular option granted under our stock incentive plans, provided that the subscription price for our 2006 stock incentive plan may not be lower than $4.43 per share as provided in such plan. The determination by our board of directors of the subscription price will be guided by the fair market value of our ordinary shares, subject to any discount considered reasonable by our board for any optionee as permitted under our stock incentive plans. If there exists a public market for our ordinary shares, including our ADSs, the fair market value of our ordinary shares will be the closing price for the last market trading day prior to the time of the determination on the stock exchange determined by our board of directors to be the primary market for our ordinary shares or ADSs. If there is no established market for our ordinary shares or ADSs, our board of directors will determine the fair market value of our ordinary shares in good faith by reference to the placing price of the latest private placement of our ordinary shares and the development of our business operations since such latest private placement.

Performance criteria

Our stock incentive plans allow our board of directors or its designated administrator to establish the performance criteria when granting stock options on the basis of any one of, or combination of, increase in our share price, earnings per share, total shareholder return, return on equity, return on assets, return on investment, net operating income, cash flow, revenue, economic value added, personal management objectives, or other measures of performance selected by our board of directors. Partial achievement of the specified criteria may result in a vesting corresponding to the degree of achievement as specified in the award agreement with the relevant optionee.

Outstanding options granted under our stock incentive plans

We have granted options under both our 2006 stock incentive plan and our 2013 stock incentive plan. As of the date of this annual report, the number of ordinary shares in respect of which we have granted options under our stock incentive plans is 30,252,010 ordinary shares, with options for 1,227,978 ordinary shares outstanding under our 2006 stock incentive plan and options for 7,825,272 ordinary shares outstanding under the 2013 stock incentive plan.

The following table summarizes, as of the date of this annual report, the outstanding options granted under our stock incentive plans to our directors, officers and other employees. These outstanding options are subject to a five-year vesting period beginning on the date of their respective grants.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price ($/Share)	Date of Grant	Date of Expiration
Xingxue Tong	*	$1.50	September 2, 2013	September 1, 2023
Jack Lai	*	1.50	September 2, 2013	September 1, 2023
Yuepeng Wan	*	1.50	September 2, 2013	September 1, 2023
Maurice Ngai	*	1.50	September 2, 2013	September 1, 2023
Junwu Liang	*	1.50	September 2, 2013	September 1, 2023
Other employees as a group (1)	18,100	13.12	November 13, 2008	November 12, 2018
Other employees as a group (1)	30,000	13.06	January 15, 2009	January 14, 2019
Other employees as a group (1)	829,900	6.77	April 7, 2010	April 6, 2020
Other employees as a group (1)	3,600	7.35	August 9, 2010	August 8, 2020
Other employees as a group (1)	6,780	12.33	November 4, 2010	November 3, 2020
Other employees as a group (1)	6,000	12.03	April 7, 2011	April 6, 2021
Other employees as a group (1)	31,100	5.03	February 2, 2012	February 1, 2022
Other employees as a group (1)	302,498	5.97	February 7, 2012	February 6, 2022
Other employees as a group (1)	4,765,272	$1.50	September 2, 2013	September 1, 2023

Total	9,053,250

*	These directors and executive officers as a group, each beneficially owning less than 1% of our outstanding shares, together hold stock options exercisable for 3,060,000 shares.
(1)	Each employee holds less than 1% of our total outstanding voting securities.

Other than options granted to our independent directors, the numbers of shares underlying options granted, as described in the table, are subject to reduction by our board of directors on the basis of performance of each relevant optionee.

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

The following table sets forth information with respect to the direct and indirect beneficial ownership of our shares by each of our directors and executive officers as of the date of this annual report:

Shares Beneficially Owned
	Number	Percent (1)
Directors and Executive Officers
Xingxue Tong (2)	*	*
Maurice Ngai	*	*
Junwu Liang	*	*
Jack Lai	*	*
Yuepeng Wan	*	*
Total	1,373,333	0.8%

*	Less than 1% of our outstanding shares.
(1)	The percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by an aggregate of 194,793,445 shares issued and outstanding, including shares not yet issued and outstanding but beneficially owned by our directors and executive officers as determined in accordance with the SEC rules and regulations, as of the date of this annual report.
(2)	Mr. Tong holds his shares through his wholly owned British Virgin Islands company, Superb Bright Limited.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information regarding the direct and indirect beneficial ownership of our shares as of the date of this annual report by each person known to us to own 5.0% or more of our shares.

	Shares Beneficially Owned
Name	Number	Percent
LDK New Energy Holding Limited	48,053,953	24.7%
Fulai Investments Limited	42,000,000	21.6
Heng Rui Xin Energy (HK) Co., Limited	25,307,497	13.0%

In addition to the 17,000,000 shares we sold to Fulai Investments in February and March 2013, we entered into an agreement in April 2013 with Fulai Investments to issue and sell 25,000,000 of our ordinary shares to Fulai Investments, subject to the approval of our shareholders. Our shareholders approved the transaction at an extraordinary general meeting on June 6, 2013.

B.	RELATED PARTY TRANSACTIONS

We have engaged from time to time in various transactions with related parties. We believe that we have conducted our related-party transactions on terms comparable to, or more favorable to us than, similar transactions we would enter into with independent third parties. Our related-party transactions have been and will continue to be subject to the review and approval of the audit committee of our board of directors. The charter of our audit committee as adopted by our board of directors provides that we may not enter into any related-party transaction unless and until it has been approved by the audit committee. We may not, however, have observed these requirements in our past practice and have been endeavoring to enhance our corporate governance during our provisional liquidation. See additional disclosure in “Item 15. Controls and Procedures — Disclosure Controls and Procedures” in this annual report.

For the years indicated, in addition to the guarantees and security provided by related parties for our bank borrowings, our principal related party transactions and amounts outstanding with our related parties are summarized as follows:

	Year Ended December 31,
	2011	2012	2013
	(US$ in thousands)
Purchase of inventories from Best Solar (1)	—	1,434	—
Purchase of buildings, plant and land use rights from Best Solar (1)	61,574	—	—
Sale of PV projects to Best Solar (1)	723	2,281	—
Purchase of low-value consumables from a related party (2)	573	652	1,021
Purchase of auxiliary from a related party (3)	11,142	3,056	69
Purchase of crucibles from an associate (4)	18,116	6,220	6,722
Transfer of equity interest of a subsidiary to an associate (4)	—	25,455	4,584
Sale of PV products to Shunfeng group (5)	—	—	34,296
Purchase of PV products to Shunfeng group (5)	—	—	10,072
Sale of modules to Hanky Weiye (6)	—	—	6,466
Sale of modules and other PV products to an associate (7)	36,526	951	0
Payment on behalf of a related party (8)	—	3,774	—
Payment made by a related party on our behalf (9)	—	18,164	0

(1)	We purchased from Best Solar Co., Ltd. and its subsidiaries, each an affiliate of Mr. Peng, crystalline modules of approximately $1.4 million during the year ended December 31, 2012, buildings, plant and land use rights for module production for approximately $61.6 million during the year ended December 31, 2011. We sold PV projects to Best Solar for approximately $0.7 million and $2.3 million during the years ended December 31, 2011 and 2012, respectively. We settled payables due to Best Solar related to the buildings, plant and land use rights we purchased from Best Solar in the aggregate amount of approximately $12.0 million during the year ended December 31, 2012.

The outstanding amounts due from Best Solar as of December 31, 2012 and 2013 were approximately $19.3 million and $35.1 million, respectively, and the outstanding amounts due to Best Solar as of December 31, 2012 and 2013 were nil and approximately $23.3 million, respectively. We recognized a provision for doubtful recovery of receivables from Best Solar of approximately $7.1 million during the year ended December 31, 2013, which was included in general and administrative expenses in our consolidated statements of operations.

(2)	We purchased low-value consumables from Jiangxi Liouxin Industry Co., Ltd., or Jiangxi Liouxin, a company controlled by Mr. Peng, in the aggregate amounts of approximately $0.6 million, $0.7 million and $1.0 million during the years ended December 31, 2011, 2012 and 2013, respectively. The outstanding amounts due to Jiangxi Liouxin were approximately $1.0 million and $1.0 million as of December 31, 2012 and 2013, respectively.
(3)	We purchased auxiliary materials from Saiwen Industry (Suzhou) Co., Ltd., or Saiwen Industry, a company controlled by Mr. Peng, in the aggregate amounts of approximately $11.1 million, $3.1 million and $69K during the years ended December 31, 2011, 2012 and 2013, respectively. The outstanding amounts due to Saiwen Industry were nil and approximately $3.7 million as of December 31, 2012 and 2013 and the outstanding amounts due from Saiwen Industry were approximately $0.8 million and nil as of December 31, 2012 and 2013, respectively.
(4)	Jiangxi LDK Solar purchased crucibles from Jiangxi Sinoma, which is an equity method investee of Jiangxi LDK Solar, in the aggregate amounts of approximately $18.1 million, $6.2 million and $6.7 million during the years ended December 31, 2011, 2012 and 2013, respectively. The outstanding amounts due to Jiangxi Sinoma were nil and approximately $5.0 million as of December 31, 2012 and 2013, respectively, and the outstanding amounts due from Jiangxi Sinoma were $11.3 million and $2.9 million as of December 31, 2012 and 2013, respectively.

We transferred 100% equity interest in Ge Er Mu LDK Solar Power Co., Ltd., or LDK GRM, to Jiangxi Sinoma for a consideration of approximately $25.5 million during the year ended December 31, 2012. We and Jiangxi Sinoma agreed to settle the consideration through off-setting of our payables to Jiangxi Sinoma of approximately $14.1 million with the remaining amount of approximately $11.3 million for future purchase of crucibles from Jiangxi Sinoma. In 2013, we and Sinoma entered into an amendment agreement to reduce the consideration by $4.6 million.

(5)	We sold wafers and modules to Shunfeng Photovoltaic International Limited and its affiliates, or the Shunfeng group, an affiliate of Fulai Investments, in an aggregate amount of approximately $34.3 million during the year ended December 31, 2013. We also purchased cells from the Shunfeng group during the same year in an aggregate amount of approximately $10.1 million.

The outstanding amounts due to Shunfeng group was approximately $10.8 million as of December 31, 2013 and the outstanding amounts due from the Shunfeng group was approximately $14.5 million as of December 31, 2013.

(6)	We sold modules to Zhongwei Hanky Weiye Solar Power, or Hanky, a wholly owned subsidiary of Hanky Group, which is a major shareholder of HRX, in an aggregate amount of approximately $6.5 million during the year ended December 31, 2013. The outstanding amounts due from Hanky was $5.8 million as of December 31, 2013.
(7)	We sold modules and other PV products to Qinhai Hydropower Group (Geermu) Solar Energy Generating Co., Ltd., or Geermu Hydropower, an equity method investee of LDK Solar Power Technology (Xinyu) Engineering Co., Ltd., in an aggregate amount of approximately $36.5 million, $1.0 million and nil during the years ended December 31, 2011, 2012 and 2013. The outstanding amounts due from Geermu Hydropower were approximately $38.8 million, $3.9 million and nil as of December 31, 2011, 2012 and 2013, respectively.
(8)	We paid approximately $3.8 million for PV project construction services on behalf of Century Solar Jewel Investments S.A., or Century, an equity method investee of LDK Solar Europe Holding S.A., during the year ended December 31, 2012. We recognized a provision for doubtful recovery of receivables from Century of approximately $4.1 million during the year ended December 31, 2013, which was included in general and administrative expenses in our consolidated statements of operations.
(9)	HRX, through its affiliate onshore China, paid approximately $18.2 million and nil for miscellaneous expense on behalf of Jiangxi LDK Solar during the years ended December 31, 2012 and 2013. The outstanding amount due to HRX was $18.2 million and $14.0 million as of December 31, 2012 and 2013, respectively. The outstanding amounts due from HRX were approximately nil and $0.7 million as of December 31, 2012 and 2013.

In addition, the outstanding amounts due from LDK New Energy were $5.0 million and $6.9 million as of December 31, 2012 and 2013.

Guarantees

Our substantial shareholder, Mr. Peng, and his wife, Ms. Shan Zhou, have provided guarantees or collateral to financial institutions in China to secure bank loans borrowed by Jiangxi LDK Solar and our other Chinese subsidiaries. See note 10 to our consolidated financial statements beginning on page F-1 for more details on these borrowings. As of December 31, 2013, an aggregate of $431.7 million of our borrowings from commercial banks in China were secured by guarantees from Mr. Peng and his wife.

Stock Option Grants

See “Item 6. Directors, Senior Management and Employees — E. Share Ownership — Stock Incentive Plans” in this annual report.

Individual Income Tax Withholding Obligation

Certain of our current and former executives and employees exercised share options that vested between 2007 and 2011. Pursuant to the Chinese tax regulations, the income derived from the exercise of the share options is subject to individual income tax, which should be withheld by us from these executives and employees for payment to the Chinese tax authorities. As of December 31, 2011, 2012 and 2013, we had outstanding receivables from these executives and employees of approximately $47.7 million, $46.5 million and $4.5, respectively, in relation to the individual income tax liabilities arising from the exercise of share options by these executives and employees. We recognized a provision for doubtful recovery of receivables due from such existing or former executives and employees of $1.3 million, nil and $9.8 million during the year ended December 31, 2011, 2012 and 2013, which is included in general and administrative expenses in our consolidated statements of operations. We included such receivables in our other current assets of our consolidated financial statements. You may refer to “Item 10. Additional Information — E. Taxation — People’s Republic of China Taxation — Individual income tax withholding obligation” in this annual report. We recognized a provision for doubtful recovery of receivables from these existing or former executives and employees of approximately $9.8 million during the year ended December 31, 2013, which was included in general and administrative expenses of our consolidated statements of operations.

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

See pages beginning on page F-1 in this annual report.

Legal Proceedings

We and our directors and officers have been and in the future may continue to be involved in allegations, litigation or legal or administrative proceedings, including those related to alleged violations of securities laws. We have also instituted, and may continue to institute, legal proceedings against others. Regardless of the merits, attending to these matters and defending against and pursuing litigation can be time consuming and costly, and may result in substantial legal and administrative expenses, as well as divert the attention of our management. You may refer to “Item 3. Key Information — D. Risk Factors — Risks Relating to Business Operations in China — We are exposed to various risks related to legal proceedings, international trade sanctions, or claims or allegations in press articles or market reports, which could adversely affect our business operations, financial condition and reputation, and may cause loss of business” in this annual report.

Dividend Distribution Policy

We have never declared or paid any dividends, nor do we anticipate paying any cash dividends on our shares in the foreseeable future. Due to the significant amount of indebtedness we currently have and additional liabilities that we may have to incur for our continued operations, and subject to restrictions and limitations that may be contained in our credit and other agreements, we currently intend to use substantially all of our available funds and any future earnings in our debt services and in our business operations. LDK Solar is a holding company and our cash flow depends on dividends from our principal operating subsidiaries, Jiangxi LDK Solar, Jiangxi LDK Silicon, Jiangxi LDK Polysilicon and other Chinese operating subsidiaries, in China. The ability of our subsidiaries in China to pay dividends to us is subject to various restrictions, including legal restrictions in China that permit payment of dividends only out of retained earnings determined in accordance with the Chinese accounting standards and regulations. Under Chinese laws, Jiangxi LDK Solar, as a wholly foreign-owned enterprise in China, must allocate at least 10% of its after-tax profit to its statutory general reserve until the balance of the reserve reaches 50% of its registered capital. It must also allocate a certain percentage of its after-tax profit each year as its employee welfare and bonus fund, and its board of directors has the discretion to determine the percentage of the after-tax profits for such employee welfare and bonus fund. Statutory general reserve and employee welfare and bonus fund are not distributable as cash dividends except in the event of a liquidation. A sino-foreign joint venture enterprise, such as Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, is required to set aside a certain percentage of its after-tax profit calculated in accordance with the Chinese accounting standards and regulations each year for its statutory general reserves, employee welfare and bonus fund and enterprise development fund in accordance with the requirement of relevant Chinese laws and its articles of associations. The board of directors of a sino-foreign joint venture enterprise has the discretion to determine the respective percentages of its after-tax profits for its statutory general reserves, employee welfare and bonus fund and enterprise development fund, which are not distributable to its equity owners except in the event of a liquidation.

Our board of directors has complete discretion as to whether we will pay dividends in the future. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant. You should refer to our disclosures contained in “Item 3. Key Information — D. Risk Factors — Risks Relating to Business Operations in China — We have substantial existing indebtedness and may incur substantial additional indebtedness in the future, which could adversely affect our financial condition and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations; and we may not be able to refinance our current borrowings on terms that are acceptable to us, or at all” and “— Risks Relating to Our ADSs and Shares — The restructuring transactions contemplated in our current provisional liquidation will cause significant dilution to the equity ownership of our shareholders, which may materially and adversely affect the market price of our ADSs” in this annual report, as our substantial amount of liabilities coupled with the significant dilution as a result of our provisional liquidation will have a material adverse effect on our ability to declare or pay any dividend on our shares or ADSs in the foreseeable future.

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

We listed our ADSs on the NYSE in June 2007 when we completed our SEC-registered initial public offering. On March 31, 2014, the staff of The NYSE Regulation Inc. commenced proceedings to delist our ADSs from the stock exchange, following a suspension of the trading of our ADSs on February 21, 2014 subsequent to our submission of a winding up petition to the Cayman court on that date. On September 22, 2014, The NYSE Regulation, Inc. Board of Directors’ Committee for Review affirmed the delisting decision of the staff of The NYSE Regulation, Inc. Our ADSs are currently quoted on the OTC Pink Limited Information initially under the symbol “LDKSY” since the suspension of trading of our ADSs on the NYSE on February 21, 2014 and under the symbol “LDKYQ” since October 30, 2014.

The trading price of our ADSs has fluctuated widely over the years. For the year ended December 31, 2013, however, the closing price of our ADSs ranged from $1.01 to $2.06 per ADS when our ADSs were still listed on the NYSE. Since February 21, 2014 when our ADSs started to be quoted on the OTC Pink Limited Information, the closing price of our ADSs ranged from $0.89 to $0.13 per ADS.

Set forth below, for the applicable periods indicated, are the high and low closing prices per ADS as reported by the NYSE and the OTC Pink Limited Information.

	High	Low
Annual Highs and Lows
2009	16.01	4.04
2010	13.90	5.00
2011	14.49	2.70
2012	6.70	0.71
2013	2.21	1.01
Quarterly Highs and Lows
Fourth Quarter 2012	1.44	0.71
First Quarter 2013	2.21	1.10
Second Quarter 2013	2.04	1.01
Third Quarter 2013	1.93	1.30
Fourth Quarter 2013	1.89	1.31
First Quarter 2014	1.40	0.25
Second Quarter 2014	0.89	0.34
Third Quarter 2014	0.65	0.24
Monthly Highs and Lows
May 2014	0.50	0.40
June 2014	0.68	0.54
July 2014	0.65	0.47
August 2014	0.44	0.39
September 2014	0.39	0.24
October 2014	0.26	0.13

On November 4, 2014, the last reported closing sale price of our ADSs quoted by the OTC Pink Limited Information was $0.28 per ADS.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Our shareholders adopted our fourth amended and restated memorandum and articles of association, which took effect upon completion of our IPO in June 2007. On June 17, 2008, our shareholders at their annual general meeting adopted a special resolution to amend our memorandum and articles of association to clarify the power of our company to redeem or repurchase its shares.

As of the date of this annual report, our authorized share capital consists of 499,580,000 ordinary shares, par value of $0.10 each, and 420,000 shares of such class or designation as our board of directors may determine in accordance with our articles of association, par value of $0.10 each. As of the date of this annual report, an aggregate of 201,480,540 ordinary shares have been issued and an aggregate of 194,793,445 ordinary shares are outstanding.

In connection with the restructuring transactions contemplated in the provisional liquidation, we anticipate that our existing memorandum and articles of association will be further amended to ensure that we will have sufficient authorized share capital to fulfill our obligations to allot and issue shares, including shares underlying our ADSs, when and if the holders of convertible securities to be issued under the restructuring transactions as contemplated in our provisional liquidation decide to convert such securities for our shares or ADSs.

Ordinary Shares and Ordinary Shares Represented by ADSs

LDK Solar is a Cayman Islands company and our affairs as a Cayman Islands company are governed by our memorandum and articles of association and the Cayman Islands companies law.

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

Dividends

Subject to the Cayman Islands companies law, our board of directors may from time to time declare dividends in any currency to be paid to our shareholders. Dividends may be declared and paid out of our profits, realized or unrealized, or from any reserve set aside from profits which our directors determine is no longer needed. Our board of directors may also declare and pay dividends out of the share premium account or any other fund or account that can be authorized for this purpose in accordance with the Cayman Islands companies law, subject to our ability to pay our debts as they fall due in the ordinary course of business.

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

Share repurchase

We are empowered by the Cayman Islands companies law and our articles of association to purchase our own shares, subject to certain restrictions. Our directors may only exercise this power on our behalf, subject to the Cayman Islands companies law, our memorandum and articles of association and to any applicable requirements imposed from time to time by the SEC or by any recognized stock exchange on which our securities may be listed.

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

Protection of minority shareholders

The Cayman court may, on the application of shareholders holding not less than one fifth of our shares in issue, appoint one or more inspectors to examine our affairs and to report thereon in a manner as the Grand Court shall direct.

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

Any shareholder of a company may, to the extent that its shares are fully paid up and were originally allotted to it, devolved to it on the death of the former holder or have been held by it for six months, petition the Cayman court to make a winding-up order on the ground that it is just and equitable that the company should be wound up or, as an alternative to a winding up order, (a) an order regulating the conduct of the company’s affairs in the future, (b) an order requiring the company to refrain from doing or continuing an act complained of by the shareholder petitioner or to do an act which the shareholder petitioner has complained it has omitted to do, (c) an order authorizing civil proceedings to be brought in the name and on behalf of the company by the shareholder petitioner on such terms as the Cayman court may direct, or (d) an order providing for the purchase of the shares of any shareholders of the company by other shareholders or by the company itself and, in the case of a purchase by the company itself, a reduction of the company’s capital accordingly.

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

Upon the appointment of an official liquidator, the responsibility for the company’s affairs rests entirely in his hands and no future executive action may be carried out without his approval. An official liquidator’s duties are to collect the assets of the company (including the amount (if any) due from the contributories), settle the list of creditors and, subject to the rights of preferred and secured creditors and to any subordination agreements or rights of set-off or netting of claims, discharge the company’s liability to them ( pari passu if insufficient assets exist to discharge the liabilities in full) and to settle the list of contributories (shareholders) and divide the surplus assets (if any) amongst them in accordance with the rights attaching to the shares.

As soon as the affairs of the company are fully wound up, the official liquidator must prepare an account of the winding up, showing how the winding up has been conducted and the property of the company has been disposed of, and thereupon call a general meeting of the company for the purposes of laying before it the account and giving an explanation thereof. At least 21 days before the final meeting, the liquidator shall send a notice specifying the time, place and object of the meeting to each contributory in any manner authorized by the company’s articles of association and published in the Gazette in the Cayman Islands.

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

LDK Solar is incorporated under the laws of the Cayman Islands as an exempted company with limited liability and, as such, has obtained an undertaking from the Governor in Cabinet of the Cayman Islands as to tax concessions under the Tax Concessions Law (1999 Revision). In accordance with the provision of section 6 of The Tax Concessions Law (1999 Revision), the Governor in Cabinet undertakes with LDK Solar:

•	That no law which is hereafter enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to our company or its operations; and

•	In addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable, on or in respect of the shares, debentures or other obligations of our company, or by way of the withholding, in whole or part, of any relevant payment as defined in Section 6(3) of the Tax Concessions Law (1999 Revision).

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

Individual Income Tax Withholding Obligation

Under the Chinese law, employees who exercise stock options are generally required to pay, on the date of exercise, individual income tax on the difference between the exercise price and the market price of the shares on such date, and the employer has the obligation to withhold the relevant individual income tax. In August 2007 and in August 2008, eight then employees exercised their stock options, but did not pay individual income tax on the date of exercise, nor did we withhold such individual income tax on the date of exercise. The Xinyu tax authorities in Jiangxi Province issued deferral decisions in February 2008 and September 2008. The deferral decisions deferred the obligations of these eight current and former employees to declare and pay the individual income tax, as well as our withholding obligation on the date of exercise. Such payment and withholding obligations were deferred until the shares are sold. As of the date of this annual report, these current and former employees are paying the individual income tax they owe on a stage by stage basis according to the Chinese laws and the deferral decisions issued by the Xinyu tax authorities in Jiangxi Province. As of December 31, 2013, for accounting purposes, we had an outstanding gross receivable of $14.3 million from these current and former employees and payable to the Chinese tax authorities in relation to the individual income tax liabilities arising from the exercise of stock options by these current and former employees. Our Chinese counsel, Grandall Law Firm (Shanghai), is of the opinion that (i) the Xinyu tax authorities have the proper authority to issue the deferral decisions described above and such deferral decisions were validly issued; and (ii) such optionees or the payor on their behalf as accepted by the Xinyu tax authorities are obligated to pay the Chinese individual income tax, and we will not be liable for such Chinese individual income tax, other than to withhold taxes for payment to the relevant Chinese tax authorities. In addition, at all times from the date when any of the stock options was first exercised through the date of this annual report, there has been no outstanding loan or advance by us or any of our subsidiaries to any of these optionees in respect of the Chinese individual income tax liabilities resulting from the exercise of their stock options.

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

The discussion below assumes that the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement will be performed in accordance with the terms. If you hold ADSs, you generally will be treated as the owner of the underlying ordinary shares represented by those ADSs for United States federal income tax purposes. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax. The U.S. Treasury has expressed concerns that parties to whom American depositary shares are released before shares are delivered to the depositary, or pre-release, or certain intermediaries in the chain of ownership, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary receipts. These actions would also be inconsistent with claiming the reduced rate for “qualified dividend income” described below. Accordingly, the creditability of any Chinese taxes, and the availability of the reduced tax rate for qualified dividend income, could be affected by actions taken by such parties or intermediaries.

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

With respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends may constitute “qualified dividend income” and be taxed at the lower applicable capital gains rate provided that (1) the ADS or ordinary shares, as applicable, are readily tradable on an established securities market in the United States, (2) we are not a PFIC (as discussed below) for either our taxable year in which the dividend was paid or the preceding taxable year, and (3) certain holding period requirements are met. As explained in further detail below, we do not expect to be a PFIC for our current taxable year or the foreseeable future. However, we do not expect the ADSs or ordinary shares to be treated as readily tradable on an established securities market in the United States. You should consult your tax advisor regarding the availability of the lower rate for dividends paid with respect to our ADSs or ordinary shares.

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

Passive foreign investment company rules

We do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year, and provided that our passive income does not exceed our gross loss (if any) from operations we do not expect to become a PFIC in the foreseeable future. Our actual PFIC status for our current taxable year ending December 31, 2014 will not be determinable until after the close of our current taxable year ending December 31, 2014 and accordingly, there is no guarantee that we will not be a PFIC for 2014 or any future taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

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

If we are a PFIC for any year in which you hold ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including certain pledges) of the ADSs or ordinary shares. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as an excess distribution. Under these special tax rules:

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

In addition, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Instead, you must include the gross amount of any such dividend paid by us in your gross income, and it will be subject to tax at rates applicable to ordinary income. Moreover, your ADSs or ordinary shares will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your ADSs or ordinary shares, even if we are not currently a PFIC.

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

In addition, if we are a PFIC, we do not intend to prepare or provide you with the information necessary to make a “qualified electing fund” election, which is a means by which U.S. taxpayers may elect out of the tax treatment that generally applies to PFICs. In addition, we do not expect the ordinary shares or ADSs to be eligible for a “mark-to-market” election under the PFIC rules.

You are urged to consult your tax advisor regarding the application of the PFIC rules to your investment in ADSs or ordinary shares.

Recently Enacted Legislation — Medicare Tax

Recently enacted legislation will impose a 3.8% tax with respect to certain individuals, trusts and estates on the lesser of (i) modified adjusted gross income in excess of $200,000 ($250,000 for joint-filers) and (ii) net investment income. For these purposes, net investment income will generally include any dividends paid to you with respect to the ADSs or ordinary shares and any gain realized on the sale, exchange or other taxable disposition of an ADS or ordinary share.

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

Information with respect to Foreign Financial Assets

Individuals and certain entities that own “specified foreign financial assets,” generally with an aggregate value in excess of $50,000 will generally be required to file an information report on IRS Form 8938, Statement of Specified Foreign Financial Assets, with respect to such assets with their tax returns for each year in which they hold ADSs. “Specified foreign financial assets” include any financial accounts maintained by certain foreign financial institutions, as well as securities issued by non-U.S. persons if they are not held in accounts maintained by financial institutions. U.S. Holders are urged to consult their tax advisors regarding the application of this reporting requirement to their ownership of the ADSs.

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

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 5.4% in 2011, 2.6% in 2012 and 2.6% in 2013. We have not in the past been materially affected by any such inflation, however, we cannot assure you that we will not be affected in the future.

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

Generally, appreciation of Renminbi against U.S. dollars and euros will result in foreign exchange losses for monetary assets denominated in U.S. dollars and euros and result in foreign exchange gains for monetary liabilities denominated in U.S. dollars and euros. Conversely, depreciation of Renminbi against U.S. dollars and euros will generally result in foreign exchange gains for monetary assets denominated in U.S. dollars and euros and result in foreign exchange losses for monetary liabilities denominated in U.S. dollars and euros. Fluctuations in currency exchange rates could have a significant effect on our financial stability due to a mismatch among various foreign currency denominated assets and liabilities. Fluctuations in exchange rates, particularly among the U.S. dollar, euro and Renminbi, affect our operating and net profit margins and would result in foreign currency exchange gains and losses on our foreign currency denominated assets and liabilities. As of

December 31, 2011, 2012 and 2013, our monetary assets denominated in U.S. dollars and euros were primarily related to cash and cash equivalents, pledged bank deposits, trade accounts receivable and prepayments to suppliers, and our monetary liabilities denominated in U.S. dollars and euros were primarily related to short-term bank borrowings, long-term bank borrowings, advance payments from customers, trade accounts payable and other payables. Our exposure to foreign exchange risk primarily relates to foreign currency exchange gains or losses resulting from timing differences between the signing of the contracts and the settlement of the contracts. As of December 31, 2011, 2012 and 2013, our principal operating subsidiaries held the following amounts of monetary assets and liabilities denominated in U.S. dollars and euros:

	As of December 31, 2011			As of December 31, 2012			As of December 31, 2013
	(€)	($)	(HK$)	(€)	($)	(HK$)	(€)	($)	HK$
Assets	45,258,445	722,335,964	—	13,298,916	530,278,001	—	34,985,004	855,463,455	—
Liabilities	(44,578,538)	(653,459,365)	—	(13,971,991)	(366,724,333)	—	(8,658,588)	(344,311,325)	—

Net exposure	679,907	68,876,599	—	(673,075)	163,553,668	—	26,326,417	511,152,129	—

We recorded a net foreign exchange loss of $2.0 million for the year ended December 31, 2011. We recorded a net foreign currency exchange loss of approximately $6.4 million for the year ended December 31, 2012. We recorded a net foreign currency exchange loss of approximately $20.7 million for the year ended December 31, 2013. Since 2007, we have entered into certain foreign exchange forward contracts to reduce the effect of our foreign exchange risk exposure. However, we cannot assure you that we would be able to effectively manage our foreign exchange risk exposure.

Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% appreciation of Renminbi against U.S. dollars based on the foreign exchange rate on December 31, 2013 would result in a net loss of $51.1 million (2012: net loss of $16.4 million) for our assets and liabilities denominated in U.S. dollars as of December 31, 2012. Conversely, we estimate that a 10% depreciation of Renminbi against U.S. dollars would result in a net gain of $51.1 million (2012: net gain of $16.4 million) for our assets and liabilities denominated in U.S. dollars as of December 31, 2013.

Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% appreciation of Renminbi against euro based on the foreign exchange rate on December 31, 2013 would result in a net loss of $2.6 million (2012: net gain of $0.1 million) for our assets and liabilities denominated in euro as of December 31, 2013. Conversely, we estimate that a 10% depreciation of Renminbi against euros would result in a net gain of $2.6 million (2012: net loss of $0.1 million) for our assets and liabilities denominated in euros as of December 31, 2013.

We cannot predict the effect of future exchange rate fluctuations on our results of operations and may incur net foreign currency exchange losses in the future.

Interest Rate Risk

Our exposure to the risk of changes in market interest rates primarily relates to our interest-bearing borrowings. Our future interest expenses on our borrowings may increase due to changes in market interest rates.

With an aim to reduce our interest rate exposure, we, from time to time, enter into interest rate swap contracts with financial institutions in China. We entered into two interest rate swap contracts in 2011. We may engage in more interest rate hedging activities in the future. As of December 31, 2013, our total outstanding bank borrowings amounted to $2,525.4 million and our short-term borrowings amounted to $2,525.4 million with a weighted average interest rate of 6.032% per annum and maturity terms ranging from one month to 12 months. The majority of our indebtedness accrues interest at fixed rates.

Credit Risk

Substantially all of our cash and cash equivalents are held in major financial institutions located in China, which we believe are of high credit quality. We have policies that limit the amount of credit exposure to any financial institution. Because we are often required to prepay substantial amounts to our raw material and equipment suppliers to ensure availability and timely delivery, we are subject to the credit quality of such suppliers. Although we make every effort to screen our suppliers and ensure that we enter into transactions with creditworthy suppliers only, there can be no assurance that we will not suffer from default by any of these suppliers. As of December 31, 2011, 2012 and 2013, we made aggregate prepayments, net of provision, of approximately $99.4 million, $93.8 million and $56.6 million to our suppliers, respectively. As of December 31, 2011, 2012 and 2013, we recognized an allowance for doubtful recoveries of $107.0 million, $111.0 million and $114.2 million, respectively, for our prepayments to suppliers related to credit risk.

Liquidity Risk

Our liquidity is primarily dependent on our ability to maintain adequate cash inflows from our operations to meet our debt obligations as they become due, and our ability to obtain external financing to meet our committed future capital expenditures and to refinance our short-term debts as they mature. Our cash outflow from investing activities was $0.9 million for the year ended December 31, 2013. With regard to our future capital commitments and other financing requirements, we have obtained approximately $1,350.3 million in aggregate principal amount of banking facilities mainly from various reputable commercial banks in China, as of December 31, 2013, of which $445.4 million was unutilized.

As disclosed elsewhere in this annual report, we filed a winding-up petition with the Cayman court on February 21, 2014 on grounds of insolvency in anticipation of our inability to honor our payment obligations under our 2014 senior notes and our inability to honor the redemption rights of the holders of $240 million LDK Silicon preferred shares. The Cayman court appointed the JPLs on February 27, 2014 and placed us into provisional liquidation. In collaboration with the JPLs, we have prepared our schemes of arrangement and received approval from our scheme creditors in October 2014, subject to sanction by the Cayman court and the Hong Kong court in early November 2014. We have yet to close such restructuring transactions. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Other Recent Developments — Provisional Liquidation” in this annual report for additional information.

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

•   Cable, telex, facsimile transmission/delivery

•   Expenses of depositary in connection with conversion of foreign currency into U.S. dollars

•   Any other charge payable by depositary or its agents

Expenses payable at sole discretion of depositary by billing ADR holders or by deducting charges from cash dividends or other cash distributions

Fees and Charges Payable by Depositary

JPMorgan Chase Bank, N.A., the depositary, has agreed to reimburse us for expenses we incur in connection with the establishment and maintenance of our ADS program. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse us annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to us based on applicable performance indicators relating to the ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In the year ended December 31, 2013, however, we did not receive from the depositary any reimbursement for the above-mentioned fees, costs and expenses.

In addition, as part of its services to us, the depositary has agreed to waive fees for the standard costs associated with the administration of our ADR program. The depositary, however, did not waive any costs in the year ended December 31, 2013.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

On February 21, 2014, we filed a winding-up petition with the Cayman court on grounds of insolvency in anticipation of our inability to honor our payment obligations under our 2014 senior notes and our inability to honor the redemption rights of the holders of 240 million LDK Silicon preferred shares. The Cayman court appointed the JPLs on February 27, 2014 and placed us into provisional liquidation. In collaboration with the JPLs, we have prepared our schemes of arrangement and received approval from our scheme creditors in October 2014, subject to sanction by the Cayman court and the Hong Kong court and certain other conditions to their effectiveness. See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Other Recent Developments — Provisional Liquidation” in this annual report for additional information.

ITEM 14.	MATERIAL MODIFICATIONS TO RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

As contemplated under our provisional liquidation, subject to sanction by the Cayman court and the Hong Kong court as well as the consummation of the Chapter 11 prepackaged plan of our U.S. subsidiaries who are guarantors of our 2014 senior notes and the recognition of our schemes of arrangement under Chapter 15 of the U.S. Bankruptcy Code, we will enter into the various restructuring transactions as described in “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Other Recent Developments — Provisional Liquidation” in this annual report.

A.	MATERIAL MODIFICATION TO INSTRUMENTS DEFINING RIGHTS OF SECURITY HOLDERS

The restructuring transactions as contemplated under our provisional liquidation include (i) an indenture relating to 5.535% Convertible Senior Notes due 2016 to be issued by LDK Solar in exchange for claims under our LDK Silicon preferred shares and (ii) an indenture relating to 5.535% Convertible Senior Notes due 2018 to be issued by LDK Solar in exchange for claims under our 2014 senior notes and certain other offshore creditor claims. Form of each indenture has been filed as Exhibit 2.9 and Exhibit 2.10, respectively, to this annual report. We have also included our form registration rights agreement as Exhibit 4.13 that we will be required to enter into as a part of the restructuring transactions under the provisional liquidation.

B.	MATERIAL MODIFICATION TO RIGHTS OF REGISTERED SECURITIES BY ISSUING OR MODIFYING ANY OTHER CLASS OF SECURITIES

None.

C.	WITHDRAWAL OR SUBSTITUTION OF A MATERIAL AMOUNT OF THE ASSETS SECURING ANY REGISTERED SECURITIES

Not applicable.

D.	CHANGE OF TRUSTEES OR PAYING AGENTS FOR ANY REGISTERED SECURITIES

None.

E.	USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this annual report, our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act. As described below under “Management’s Annual Report on Internal Control over Financial Reporting,” material weaknesses were identified in our internal control over financial reporting related to (i) insufficient accounting personnel with an appropriate level of accounting knowledge and experience to prepare our financial statements in a timely and accurate manner and (ii) our ineffective review of intercompany account reconciliations.

Based upon that evaluation, our management has concluded that, as of December 31, 2013, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Securities Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Notwithstanding the ineffectiveness of our disclosure controls and procedures, we believe that our consolidated financial statements contained in this annual report present fairly, in all material respects, our financial position, results of operations, and cash flows.

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

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and can only provide reasonable assurance with respect to preparation and presentation of our consolidated financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, we used the criteria set forth in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management identified the following control deficiencies that constitutes a material weakness in the assessment:

•	We had an insufficient number of accounting personnel with the appropriate level of accounting knowledge and experience to prepare our financial statements in a timely and accurate manner. This material weakness resulted in more than a remote likelihood that a material misstatement of our annual or interim financial statements would not be prevented or detected.

•	Our reconciliation of intercompany transactions was ineffective. As a result, there were errors in the intercompany payable accounts, which we corrected prior to the issuance of our financial statements.

Based on our assessment, and because of the material weakness described above, our management (including our chief executive officer and chief financial officer) concluded that our internal control over financial reporting was not effective as of December 31, 2013.

Management’s Remediation Plan

We have undertaken or are in the process of undertaking measures to address the material weakness identified above, including the following.

•	We will continue to enhance our resources in the area of financial reporting to improve the effectiveness and timeliness of the close process. In particular, we will more actively recruit qualified individuals with experience in U.S. GAAP and SEC reporting. We will continue to regularly attend live training seminars hosted by accredited third parties to stay current with U.S. GAAP and SEC reporting requirements. Additionally, we will provide quarterly financial reporting training for all accounting and financial reporting personnel.

•	We will set up an independent corporate function to oversee the intercompany account reconciliation. We will enhance our controls over the matching of intercompany receipts with intercompany shipment/billing data.

KPMG, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2013, as stated in their report below.

Attestation Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

LDK Solar CO., Ltd.:

We have audited LDK Solar CO., Ltd’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). LDK Solar CO., Ltd’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses related to insufficient accounting personnel with appropriate knowledge and experience in U.S. GAAP and reconciliation of intercompany transactions have been identified and included in management’s assessment. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of LDK Solar CO., Ltd. and subsidiaries as of December 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive income, changes in equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2013. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2013 consolidated financial statements, and this report does not affect our audit report dated November 5, 2014, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weaknesses on the achievement of the objectives of the control criteria, LDK Solar CO., Ltd has not maintained effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG

Hong Kong, China

November 5, 2014

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Maurice Ngai, independent director and member of our audit committee, is an audit committee financial expert.

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

	2012	2013
Audit fees (1)	$3,477,417	1,874,230
Audit-related fees (2)	1,406,887	1,149,812
Tax fees (3)	$164,865	123,357

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent auditor for the annual audit of our consolidated financial statements.
(2)	“Audit-related fees” means the aggregate fees billed for assurance and related services by our independent auditor that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.”
(3)	“Tax fees” include fees billed for tax compliance services.

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

During the year ended December 31, 2013, none of us or any of our “affiliated purchasers,” as defined in Rule 10b-18(a)(3) under the Securities Exchange Act, purchased any shares, ADSs or other units of any class of our equity securities that is registered by us pursuant to Section 12 of the Securities Exchange Act.

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

Our ADSs were formally de-listed from the NYSE on September 22, 2014, and our ADSs have been quoted on the OTC Pink Limited Information initially under the symbol “LDKSY” since the suspension of trading of our ADSs on the NYSE on February 21, 2014 and under the symbol “LDKYQ” since October 30, 2014.

We set forth below a brief summary of such significant differences between our corporate governance practices and the corporate governance standards applicable to U.S. domestic issuers.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See pages beginning on page F-1 in this annual report.

ITEM 19.	EXHIBITS

The following documents are filed as part of this annual report:

Exhibit Number	Document
1.1	Fourth Amended and Restated Memorandum and Articles of Association of the registrant, dated as of June 17, 2008, incorporated by reference to Exhibit 1.1 to our annual report for the year 2008 on Form 20-F filed with the SEC (File Number: 001-33464) on May 22, 2009.

2.1	Form of Deposit Agreement, incorporated by reference to Registration Statement on Form F-6 filed with the SEC (Registration No. 333-142899).

2.2	Restricted Issuance Agreement, dated as of April 15, 2008, as supplement to the Deposit Agreement under Exhibit 2.1, incorporated by reference to Exhibit 4.4 to our Registration Statement on Form F-3 filed with the SEC (File Number: 333-152009).

2.3	Indenture, dated April 15, 2008, between the registrant and The Bank of New York Mellon, as trustee and security agent, relating to 4.75% Convertible Senior Notes due 2013, incorporated by reference to Exhibit 4.5 to our Registration Statement on Form F-3 filed with the SEC (File Number: 333-152009).

2.4	Indenture, dated December 29, 2010, between the registrant and The Bank of New York Mellon, as trustee and security agent, relating to 4.75% Convertible Senior Notes due 2013, incorporated by reference to Exhibit (d)(3) to our Schedule TO filed by us with the SEC (File Number: 005-83756) on November 24, 2010.

2.5	Indenture, dated February 28, 2011, between the registrant and The Bank of New York Mellon, London Branch, as trustee and paying and transfer agent, among others, relating to US$-Settled 10% Senior Notes due 2014, incorporated by reference to Exhibit 2.5 to our annual report for the year 2010 on Form 20-F filed with the SEC (File Number: 001-33464) on May 2, 2011.

2.5.1	Second Supplemental Indenture, dated December 24, 2012, between the registrant and The Bank of New York Mellon, London Branch, as trustee and paying and transfer agent, among others, relating to US$-Settled 10% Senior Notes due 2014, incorporated by reference to Exhibit 2.5.1 to our annual report for the year 2012 on Form 20-F filed with the SEC (File Number: 001-33464) on May 13, 2013.

2.6	Share Purchase Agreement, dated as of October 19, 2012, between the registrant and Heng Rui Xin Energy Co., Ltd. relating to sale and purchase of 25,307,497 of ordinary shares, incorporated by reference to Exhibit 2.6 to our annual report for the year 2012 on Form 20-F filed with the SEC (File Number: 001-33464) on May 13, 2013.

2.7	Share Purchase Agreement, dated as of January 21, 2013, between the registrant and Fulai Investments Limited relating to sale and purchase of 17,000,000 of ordinary shares, as amended, incorporated by reference to Exhibit 2.7 to our annual report for the year 2012 on Form 20-F filed with the SEC (File Number: 001-33464) on May 13, 2013.

Exhibit Number	Document
2.8	Share Purchase Agreement, dated as of April 25, 2013, between the registrant and Fulai Investments Limited relating to sale and purchase of 25,000,000 ordinary shares, incorporated by reference to Exhibit 2.8 to our annual report for the year 2012 on Form 20-F filed with the SEC (File Number: 001-33464) on May 13, 2013.

2.9	Form Indenture relating to 5.535% Convertible Senior Notes due 2016 to be issued by LDK Solar in provisional liquidation in exchange for claims under LDK Silicon preferred shares.

2.10	Form Indenture relating to 5.535% Convertible Senior Notes due 2018 to be issued by LDK Solar in provisional liquidation in exchange for claims under our 2014 senior notes and certain other offshore creditor claims.

4.1	Form Employment Agreement between the registrant and each senior officer, incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).

4.2	Form Service Agreement between the registrant and each executive director, incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).

4.3	Form Service Agreement between the registrant and each independent director, incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).

4.4	Form Confidentiality and Non-compete Agreement between the registrant and each senior officer, engineer and technician, incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).

4.5	Summary translation of Loan Guarantee Agreement, dated February 5, 2007, between Mr. Xiaofeng Peng and Bank of China Xinyu Branch, incorporated by reference to Exhibit 4.37 to our annual report for the year 2007 on Form 20-F filed with the SEC (File Number: 001-33464) on April 7, 2008.

4.6	Summary translation of Cooperation Agreement, dated January 23, 2007, between Jiangxi LDK Solar and Nanchang University, incorporated by reference to Exhibit 4.40 to our annual report for the year 2007 on Form 20-F filed with the SEC (File Number: 001-33464) on April 7, 2008.

4.7	Summary translation of Loan Guarantee Agreement, dated April 23, 2008, among Mr. Xiaofeng Peng, Ms. Shan Zhou and China Development Bank, incorporated by reference to Exhibit 4.8 to our annual report for the year 2008 on Form 20-F filed with the SEC (File Number: 001-33464) on May 22, 2009.

4.8	Summary translation of Loan Guarantee Agreement, dated February 23, 2009, between Mr. Xiaofeng Peng and Agricultural Bank of China Xinyu Branch, incorporated by reference to Exhibit 4.9 to our annual report for the year 2008 on Form 20-F filed with the SEC (File Number: 001-33464) on May 22, 2009.

4.9	Summary translation of Supply Agreement, dated July 22, 2008, between JYT Technology, as seller, and Jiangxi LDK Solar, as buyer, incorporated by reference to Exhibit 4.10 to our annual report for the year 2008 on Form 20-F filed with the SEC (File Number: 001-33464) on May 22, 2009.

4.10	Series A Preferred Shares Subscription Agreement, dated as of December 30, 2010, by and among the registrant, LDK Silicon & Chemical Technology Co., Ltd. and China Development Bank Capital Corporation Ltd., other subscribers to LDK Silicon preferred shares, among others, relating to the sale and purchase of LDK Silicon preferred shares, incorporated by reference to Exhibit 4.14 to our annual report for the year 2010 on Form 20-F filed with the SEC (File Number: 001-33464) on May 2, 2011.

Exhibit Number	Document
4.11	Shareholders Agreement, dated as of March 9, 2011, by and among the registrant, LDK Silicon & Chemical Technology Co., Ltd., China Development Bank Capital Corporation Ltd. and other holders of LDK Silicon preferred shares, among others, incorporated by reference to Exhibit 4.15 to our annual report for the year 2010 on Form 20-F filed with the SEC (File Number: 001-33464) on May 2, 2011.

4.12	Investment Agreement, dated as of December 31, 2011, by and among the registrant, LDK Solar Germany Holding GmbH and Sunways, among others, incorporated by reference to Exhibit 4.16 to our annual report for the year 2011 on Form 20-F filed with the SEC (File Number: 001-33464) on May 15, 2012.

4.13	Form Registration Rights Agreement relating to the restructuring transactions under the provisional liquidation.

8	List of subsidiaries.

11	Code of Ethics of the registrant, incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 filed with the filed with the SEC (File Number: 333-142881).

12.1	Certification of the principal executive officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002.

12.2	Certification of the principal financial officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002.

13.1	Certification of the principal executive officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

13.2	Certification of the principal financial officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report of its behalf.

LDK Solar Co., Ltd.

By:	/s/ Xingxue Tong
Name: Xingxue Tong
Title: President & Chief Executive Officer

By:	/s/ Jack Lai
Name: Jack Lai
Title: Chief Financial Officer

Date: November 5, 2014

LDK SOLAR CO., LTD.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

LDK Solar CO., Ltd.:

We have audited the accompanying consolidated balance sheets of LDK Solar CO., Ltd. and subsidiaries (“the Company”) as of December 31, 2012 and 2013, and the related consolidated statements of operations, comprehensive income, changes in equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LDK Solar CO., Ltd. and subsidiaries as of December 31, 2012 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a net capital deficit, and has been placed into provisional liquidation that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), LDK Solar CO., Ltd.’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated November 5, 2014 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Hong Kong, China

November 5, 2014

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in US$ thousands, except share data)

	December 31, 2012	December 31, 2013
Assets
Current assets
Cash and cash equivalents	98,283	29,973
Pledged bank deposits	167,185	116,531
Trade accounts and bills receivable, net	162,210	75,297
Inventories	270,812	90,220
Prepayments to suppliers	18,402	30,696
Other current assets	166,530	67,693
Assets classified as held for sale	511,541	—
Due from related parties	39,094	65,998
Deferred income tax assets, net	8,667	215

Total current assets	1,442,724	476,623
Property, plant and equipment, net	3,087,293	2,175,952
Deposits for purchases of property, plant and equipment and land use right	159,277	31,393
Land use rights	243,084	245,190
Prepayments to suppliers – non current	7,978	—
Pledged bank deposits – non-current	17,845	3,866
Investments in associates	10,996	7,578
Other non-current assets	34,488	102,438
Deferred income tax assets, net	20,529	4,059

Total assets	5,024,214	3,047,099

Liabilities
Current liabilities
Short-term borrowings and current portion of long-term borrowings	2,391,327	2,525,427
Bills payable	397,502	272,681
Trade accounts payable	308,960	273,712
Advance payments from customers, current portion	131,847	96,888
Accrued expenses and other payables	726,877	932,093
Liabilities directly associated with assets classified as held for sale	521,748	—
Due to related parties	19,116	57,882
Obligations under capital leases, current portion	41,698	34,055
PRC Notes	—	82,009
Convertible senior notes	23,779	1,616
RMB-denominated US$-settled senior notes	—	267,601
Redeemable preferred shares	—	387,816
Other financial liabilities	24,827	13,226
Deferred income tax liabilities – current portion	—	486

Total current liabilities	4,587,681	4,945,492

Long-term borrowings, excluding current portion	30,000	—
RMB-denominated US$-settled senior notes	259,513	—
Long-term PRC Notes	79,548	—
Obligations under capital leases, excluding current portion	41,730	45,905
Advance payments from customers – non-current	43,700	18,384
Other liabilities	158,874	139,484
Deferred income tax liability	2,638	215

Total liabilities	5,203,684	5,149,480

Redeemable Non-controlling Interests and Deficit
Redeemable non-controlling interests in the form of preferred shares	323,294	—

LDK Solar CO., Ltd. shareholders’ equity (deficit)
Ordinary shares (US$0.10 par value; 499,580,000 shares authorized; 159,167,942 and 201,480,540 shares issued; 158,826,297 and 201,138,895 shares outstanding as of December 31, 2012 and 2013, respectively)	15,883	20,114
Additional paid-in capital	779,757	833,464
Statutory reserve	75,780	75,780
Accumulated other comprehensive income	212,715	216,883
Accumulated deficit	(1,568,481)	(3,211,626)

Total LDK Solar CO., Ltd. shareholders’ equity (deficit)	(484,346)	(2,065,385)
Non-controlling interests	(18,418)	(36,996)

Total deficit	(502,764)	(2,102,381)

Commitments and contingencies
Total liabilities, redeemable non-controlling interests and deficit	5,024,214	3,047,099

See accompanying notes to consolidated financial statements

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in US$ thousands, except per share data)

	Year ended December 31, 2011	Year ended December 31, 2012	Year ended December 31, 2013
Net sales
Wafers (includes contract cancellation revenue of US$ 27,826, US$ 92,233 and US$ 11,193 during the years ended 2011, 2012 and 2013 respectively)	1,059,085	344,846	331,023
Processing of PV products on behalf of others	27,589	1,092	—
Modules	720,863	276,195	153,703
Silicon and other materials	239,897	93,197	35,995
Construction contracts	52,917	73,499	42,629
Others	57,462	74,053	34,896

Total net sales	2,157,813	862,882	598,246

Cost of goods sold
Wafers	(983,163)	(463,551)	(358,974)
Processing of PV products on behalf of others	(21,654)	(1,129)	—
Modules	(885,884)	(353,389)	(187,801)
Silicon and other materials	(209,159)	(251,042)	(187,693)
Construction contracts	(47,152)	(66,173)	(45,398)
Others	(50,462)	(80,190)	(44,730)

Total cost of goods sold, including inventory write-downs of US$ 305,175, US$ 180,900 and US$ 70,707 and provisions (reversal of provisions) for loss on firm purchase commitment of US$ 27,637, US$ 10,675 and US$ (824) during the years ended December 31, 2011, 2012 and 2013 respectively	(2,197,474)	(1,215,474)	(824,596)

Gross loss	(39,661)	(352,592)	(226,350)
Selling expenses	(43,192)	(45,008)	(18,737)
General and administrative expenses, including provisions (reversal of provisions) for doubtful recoveries of prepayments to suppliers, receivable and other assets of US$ 174,315, US$ (1,210) and US$ 188,264 during the years ended 2011, 2012 and 2013 respectively	(330,883)	(183,908)	(317,541)
Research and development expenses	(46,510)	(17,781)	(17,467)
Loss on write-down of assets held for sale to fair value less cost to sell	—	(74,178)	—
Impairment loss on intangible assets	—	(25,255)	—
Impairment loss on property, plant and equipment	—	(109,027)	(756,239)

Loss from operations	(460,246)	(807,749)	(1,336,334)
Other income (expenses):
Interest income	7,365	12,153	5,295
Interest expense and amortization of debt issuance costs and debt discount	(189,938)	(258,971)	(259,876)
Foreign currency exchange loss, net	(2,040)	(6,403)	(20,680)
Government subsidy	33,698	4,242	1,804
Gain on trouble debt restructuring	—	10,510	4,645
Equity in loss of associates and a jointly-controlled entity	(787)	(2,295)	(8,057)
Others, net	7,135	5,298	5,061

Loss before income taxes	(604,813)	(1,043,215)	(1,608,142)
Income tax expense	(4,141)	(8,844)	(29,069)

Net loss	(608,954)	(1,052,059)	(1,637,211)
(Earnings) loss attributable to non-controlling interests	(393)	39,125	20,225
(Earnings) loss attributable to redeemable non-controlling interests	(11,522)	41,963	6,918

Net loss attributable to LDK Solar CO., Ltd. shareholders	(620,869)	(970,971)	(1,610,068)
Accretion to redemption value of redeemable non-controlling interests	(34,590)	(153,984)	(33,077)

Net loss available to LDK Solar CO., Ltd. shareholders	(655,459)	(1,124,955)	(1,643,145)

Basic loss per share	(4.90)	(8.62)	(9.18)

Diluted loss per share	(4.90)	(8.62)	(9.18)

See accompanying notes to consolidated financial statements

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in US$ thousands, except per share data)

	Year ended December 31,
	2011	2012	2013
Net loss	(608,954)	(1,052,059)	(1,637,211)
Other comprehensive income (loss):
Foreign currency exchange translation adjustments, net of nil tax	80,683	3,228	1,960
Fair value changes in available-for-sale equity security, net of tax effect	6,653	(3,368)	3,753

Comprehensive loss	(521,618)	(1,052,199)	(1,631,498)
Less: comprehensive income (loss) attributable to non-controlling interests	368	(39,420)	(20,053)
Less: comprehensive income (loss) attributable to redeemable non-controlling interests	14,388	(41,635)	(5,545)

Comprehensive loss attributable to LDK Solar CO., Ltd. shareholders	(536,374)	(971,144)	(1,605,900)

See accompanying notes to consolidated financial statements

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in US$ thousands, except share data)

	Ordinary shares		Additional Paid-in Capital	Statutory Reserve	Accumulated Other Comprehensive Income	Retained Earnings (Accumulated deficit)	Total LDK Solar CO., Ltd. Shareholders’ Equity	Non- controlling Interests	Total Equity
	Number	Amount
January 1, 2011	132,950,255	13,295	589,839	58,275	128,393	229,438	1,019,240	498	1,019,738

Net loss	0	0	0	0	0	(620,869)	(620,869)	393	(620,476)
Foreign currency translation adjustment, net of nil tax	0	0	0	0	77,842	0	77,842	(25)	77,817
Fair value changes in available-for-sale equity security, net of tax effect of US$ (2,218)	0	0	0	0	6,653	0	6,653	0	6,653
Appropriation to statutory reserve	0	0	0	17,505	0	(17,505)	0	0	0
Issuance of ordinary shares upon exercise of share options	1,051,717	105	4,640	0	0	0	4,745	0	4,745
Issuance of new shares, net of related expenses of US$8,536	13,800,000	1,380	161,204	0	0	0	162,584	0	162,584
Re-purchase of ordinary shares	(18,657,487)	(1,865)	(108,694)	0	0	0	(110,559)	0	(110,559)
Private placement of ordinary shares	4,374,315	437	25,353	0	0	0	25,790	0	25,790
Acquisition of subsidiary	0	0	0	0	0	0	0	13,071	13,071
Capital contribution from non-controlling interests	0	0	0	0	0	0	0	940	940
Share-based compensation (Note 24)	0	0	9,796	0	0	0	9,796	131	9,927
Recognition of redeemable non-controlling interests (Note 7)	0	0	69,284	0	0	0	69,284	0	69,284
Accretion to redemption value of redeemable non-controlling interests (Note 7)	0	0	0	0	0	(34,590)	(34,590)	0	(34,590)
December 31, 2011	133,518,800	13,352	751,422	75,780	212,888	(443,526)	609,916	15,008	624,924

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT) – (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in US$ thousands, except share data)

	Ordinary shares		Additional Paid-in Capital	Statutory Reserve	Accumulated Other Comprehensive Income	Accumulated Deficit	Total LDK Solar CO., Ltd. Shareholders’ Equity	Non- controlling Interests	Total Equity (Deficit)
	Number	Amount
January 1, 2012	133,518,800	13,352	751,422	75,780	212,888	(443,526)	609,916	15,008	624,924

Net loss	0	0	0	0	0	(970,971)	(970,971)	(39,125)	(1,010,096)
Foreign currency translation adjustment, net of nil tax	0	0	0	0	3,195	0	3,195	(295)	2,900
Fair value changes in available-for-sale equity security, net of tax effect of US$1,122	0	0	0	0	(3,368)	0	(3,368)	0	(3,368)
Issuance of new shares, net of nil related expense	25,307,497	2,531	19,234	0	0	0	21,765	0	21,765
Acquisition of a subsidiary	0	0	0	0	0	0	0	7,153	7,153
Disposal of subsidiary	0	0	0	0	0	0	0	(879)	(879)
Share-based compensation (Note 24)	0	0	8,804	0	0	0	8,804	100	8,904
Recognition of non-controlling interests	0	0	0	0	0	0	0	127	127
Accretion to redemption value of redeemable non-controlling interests (Note 7)	0	0	0	0	0	(153,984)	(153,984)	0	(153,984)
Others	0	0	297	0	0	0	297	(507)	(210)
December 31, 2012	158,826,297	15,883	779,757	75,780	212,715	(1,568,481)	(484,346)	(18,418)	(502,764)

See accompanying notes to consolidated financial statements

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT) – (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in US$ thousands, except share data)

	Ordinary shares		Additional Paid-in Capital	Statutory Reserve	Accumulated Other Comprehensive Income	Accumulated Deficit	Total LDK Solar CO., Ltd. Shareholders’ Equity	Non- controlling Interests	Total Deficit
	Number	Amount
January 1, 2013	158,826,297	15,883	779,757	75,780	212,715	(1,568,481)	(484,346)	(18,418)	(502,764)

Net loss	0	0	0	0	0	(1,610,068)	(1,610,068)	(20,225)	(1,630,293)
Foreign currency translation adjustment, net of nil tax	0	0	0	0	415	0	415	172	587
Fair value changes in available-for-sale equity security, net of tax effect of US$(155)	0	0	0	0	3,753	0	3,753	0	3,753
Issuance of new shares, net of nil related expense	42,312,598	4,231	46,401	0	0	0	50,632	0	50,632
Share-based compensation (Note 24)	0	0	7,306	0	0	0	7,306	164	7,470
Accretion to redemption value of redeemable non-controlling interests (Note 7)	0	0	0	0	0	(33,077)	(33,077)	0	(33,077)
Others	0	0	0	0	0	0	0	1,311	1,311
December 31, 2013	201,138,895	20,114	833,464	75,780	216,883	(3,211,626)	(2,065,385)	(36,996)	(2,102,381)

See accompanying notes to consolidated financial statements

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in US$ thousands)

	Year ended December 31, 2011	Year ended December 31, 2012	Year ended December 31, 2013
Cash flows from operating activities:
Net loss	(608,954)	(1,052,059)	(1,637,211)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	234,068	259,190	227,776
Provisions (reversal of provisions) for doubtful recoveries of prepayments to suppliers, receivable and other assets	174,315	(1,210)	188,264
Inventory write-down	305,175	180,900	70,707
Provision for (reversal of) loss on firm purchase commitments	27,637	10,675	(824)
Impairment loss on property, plant and equipment	0	109,027	756,239
Impairment loss on intangible assets	0	25,255	0
Loss on write-down of assets held for sale to fair value less cost to sell	0	74,178	0
Deferred income tax expense (benefit)	(31,576)	6,878	23,317
Equity in loss of associates and a jointly-controlled entity	787	2,295	8,057
Share-based compensation	9,927	8,904	7,470
Interest expenses on redeemable preferred shares	0	0	36,990
Amortization of debt issuance costs and debt discounts	5,470	3,180	2,750
(Gain) loss on disposal of subsidiaries and a jointly-controlled entity	0	(7,239)	3,566
Gain on trouble debt restructuring	0	(10,510)	(4,645)
Change of fair value of interest rate swap contracts	0	10,154	27
Gains on repurchase of convertible senior notes and RMB-denominated US$-settled senior notes	(4,831)	0	0
Others	22	(234)	3,992
Changes in operating assets and liabilities, net of the effect of acquisition and disposal:
Pledged bank deposits related to purchase of inventory and other operating activities	(251,939)	250,800	73,201
Trade accounts receivable and bills receivable	(253,821)	145,339	(54)
Inventories	(443,550)	179,311	75,810
Prepayments to suppliers	(39,628)	4,808	(18,898)
Other assets	(1,110)	84,714	(10,856)
Other financial assets	670	0	0
Trade accounts payable and bills payable	594,339	(322,806)	(150,932)
Advance payments from customers	(224)	(119,254)	(46,368)
Income tax payable	(60,730)	5,229	3,682
Accrued expenses and other payables	48,017	152,092	212,686
Amount due from related parties	6,777	26,549	(9,797)

	Year ended December 31, 2011	Year ended December 31, 2012	Year ended December 31, 2013
Amount due to related parties	2,345	13,750	11,000
Other financial liabilities	(154)	0	0

Net cash provided by (used in) operating activities	(286,968)	39,916	(174,051)

Cash flows from investing activities:
Purchase of land use rights	(90,421)	(3,574)	0
Purchase of property, plant and equipment, including deposits and cash paid for interest capitalized	(982,352)	(106,742)	(5,485)
Pledged bank deposit related to purchase of property, plant and equipment	(41,662)	0	(2,896)
Release of pledged bank deposit related to purchase of property, plant and equipment	236,580	30,805	0
Cash of disposed subsidiaries	0	(665)	(2,736)
Cash paid for investment in an associate	(476)	(1,766)	0
Cash received for disposal of a jointly-controlled entity	0	3,706	492
Cash received for disposal of property, plant and equipment	0	35,197	9,741
Proceeds from disposal of short-term investment	68,947	0	0
Cash paid for acquisition of subsidiary, less cash acquired	(6,660)	(14,563)	0

Net cash used in investing activities	(816,044)	(57,602)	(884)

Cash flows from financing activities:
Pledged bank deposits used for bank borrowings	(56,168)	(49)	0
Pledged bank deposits released upon repayment of borrowings	92,889	110,530	120
Proceeds from new loans and borrowings	3,650,798	4,245,857	5,267,243
Repayment of loans and borrowings	(2,921,358)	(4,410,715)	(5,202,528)
Repayment of short-term PRC notes	0	(63,639)	0
Proceeds from issuance of ordinary shares	167,329	21,765	0
Proceeds from private placements of ordinary shares	25,790	0	50,260
Payment for repurchase of ordinary shares	(110,559)	0	0
Payment of expenses relating to issuance of ordinary shares and convertible senior notes, RMB-denominated US$-settled senior notes and PRC notes	(6,769)	0	0
Payment for partial settlement of convertible senior notes	(364,765)	0	(11,185)
Proceeds from issuance of RMB-denominated US$-settled senior notes	258,657	0	0
Payment for repurchase of RMB-denominated US$-settled senior notes	(8,223)	0	0
Proceeds from issuance of short-term and long-term PRC notes	142,837	0	0
Proceeds from sale-leaseback transaction	95,526	6,284	0
Receipt of deposit for capital leases	7,935	7,159	0
Payment of deposit for capital leases	(14,061)	0	0
Repayment of capital lease obligations	(52,393)	(36,552)	(3,393)
Payment of dividend to redeemable non-controlling interests	0	(8,749)	0
Purchase of non-controlling interests	(9,906)	(477)	0
Capital contribution from non-controlling interests	940	0	0
Proceeds from issuance of preferred shares by a subsidiary	240,000	0	0

Net cash provided by (used in) financing activities	1,138,499	(128,586)	100,517

	Year ended December 31, 2011	Year ended December 31, 2012	Year ended December 31, 2013
Effect of foreign currency exchange rate changes on cash and cash equivalents	6,458	483	6,108

Net (decrease) increase in cash and cash equivalents	41,945	(145,789)	(68,310)
Cash and cash equivalents at beginning of year	202,127	244,072	98,283

Cash and cash equivalents at end of year	244,072	98,283	29,973

Supplemental disclosures of cash flow information:
Interest payments, net of amount capitalized	191,047	236,929	146,080

Income tax paid (refund)	95,152	(4,018)	516

Supplemental disclosures of non-cash investing and financing transaction:
Payable for purchase of property, plant and equipment	478,197	348,296	348,110

Payable for capital lease	82,204	6,284	0

Payable for purchase of non-controlling interests	0	477	0

Settlement of consideration for disposal of a jointly-controlled entity against prepayments received	0	39,453	0

See accompanying notes to consolidated financial statements

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2012 AND 2013

(Amounts in US$ thousands, except share and per share data)

(1)	PRINCIPAL ACTIVITIES, ORGANIZATION AND BASIS OF PRESENTATION

Principal activities and organization

LDK Solar CO., Ltd. in provisional liquidation (the “Company” or “LDK”) is incorporated in the Cayman Islands and was established on May 1, 2006. LDK and its subsidiaries (collectively, the “Group”) are principally engaged in the design, development, manufacturing and marketing of photovoltaic (“PV”) products and development of power plant projects in the People’s Republic of China (“PRC”) and overseas market.

On February 27, 2014, the Grand Court of the Cayman Islands (the “Cayman court”), appointed joint provisional liquidators (the “JPLs”) to place the Company into provisional liquidation, pursuant to a winding-up petition the Company filed with the Cayman Court on February 21, 2014 on grounds of insolvency in anticipation of its inability to honor its payment obligations under the RMB-denominated US$-settled 10% senior notes due 2014 (the “Senior Notes”), and the series A redeemable convertible preferred shares of LDK Silicon & Chemical Technology Co., Ltd. (“LDK SCT”) (the “Preferred Shares”). Provisional liquidation is a procedure under the Cayman Islands law to preserve and protect the assets of a Cayman Islands company until the hearing of a winding-up petition and the appointment of official liquidators. It is also used, as in the Company’s case, as a method of protecting a Cayman Islands company from its creditors in order to allow it an opportunity to reach a compromise or arrangement with its creditors on terms likely to be more advantageous to creditors than realizing and distributing its assets in an official liquidation under the Cayman Islands law. In collaboration with the JPLs, the Company has prepared the schemes of arrangement, which were approved by the Company’s scheme creditors in October 2014 and are subject to sanction by the Cayman court and the Hong Kong court at hearings in November 2014. The Company has not completed the proposed debt restructuring transaction. See note 31.

Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Company’s ability to operate profitably, to generate cash flows from operations, and to pursue financing arrangements to support its working capital requirements.

The Group has suffered recurring losses from operations and has incurred a net loss of US$1,637,211 for the year ended December 31, 2013. In addition, the Group had a working capital deficit (total consolidated current liabilities exceeding total consolidated current assets) of US$4,468,869 and a total capital deficit of US$2,102,381 as of December 31, 2013. As of December 31, 2013, the Group had cash and cash equivalents of US$29,973, and total short-term borrowings and current portion of long-term borrowings of US$2,525,427. Due to cash flow constraint, the Group was not able to repay the Preferred Shares of US$387,816 upon notification of redemption by the holders of the Preferred Shares. In addition, the Company was unable to repay the Senior Notes with an aggregate outstanding principal amount of US$267,601 upon maturity on February 28, 2014. In anticipation of its inability to honor its payment obligations under the Senior Notes and the Preferred Shares, on February 21, 2014, the Company presented a winding-up petition to the Cayman court on the grounds of insolvency and sought the appointment of the JPLs. On February 27, 2014, the Cayman court made an order placing the Company into provisional liquidation and appointing the JPLs for the purpose of presenting a compromise or arrangements to creditors. The Group also has PRC Notes of US$82,009 that mature in December 2014. Further, the significant financial difficulties the Group is currently experiencing combined with the deterioration of the Group’s financial condition could also result in the exercise of subjective acceleration provisions in some of the Group’s loan agreements that give the lenders the right to accelerate the repayment of the loans.

These and other factors disclosed in this annual report raise substantial doubt as to the Company’s ability to continue as a going concern. However, management believes that it has developed a liquidity plan, as summarized below, that, if executed successfully, will provide sufficient liquidity to meet the Company obligations for a reasonable period of time.

•	Offshore Debt Restructuring

As disclosed in Note 31 to the financial statements, subsequent to the appointment of the JPLs on February 27, 2014, and with the sanction of the Cayman court by way of an order dated April 2, 2014, the Group entered into separate restructuring support agreements, or RSAs, with a majority of holders of the Senior Notes and with a majority of holders of the Preferred Shares. Those RSAs form the basis of the Cayman Islands and Hong Kong schemes of arrangement and the Chapter 11 prepackaged plan put to certain offshore creditors. In October 2014, scheme creditors of each class affirmatively voted for the Group’s scheme of arrangement in the Cayman Islands relating to LDK Solar and LDK SCT; scheme creditors of each class also affirmatively voted for the scheme of arrangement in Hong Kong relating to LDK Solar, LDK SCT and LDK Silicon Hong Kong, holder of the Group’s Senior Notes affirmatively voted for the prepackaged plan of reorganization proposed by the Group’s U.S. subsidiary guarantors of the Group’s Senior Notes; and the U.S. Bankruptcy Court granted customary relief sought by the Group’s U.S. subsidiary guarantors pursuant to their voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code.

The Group’s offshore restructuring is still subject to (a) the sanction by the Cayman court of the scheme of arrangement in the Cayman Islands relating to LDK Solar and LDK SCT, (b) the sanction by the Hong Kong court of the scheme of arrangement in Hong Kong relating to LDK Solar, LDK SCT and LDK Silicon Hong Kong, (c) the U.S. Bankruptcy Court confirmation of the prepackaged plan and Chapter 15 recognition of the Cayman Islands scheme of arrangement, and (d) the performance of other conditions as to their effectiveness.

Based on management’s assessment of the current progress, the Company is endeavoring to complete the offshore restructuring and emerge from the provisional liquidation by the end of 2014.

•	Bank Financing and Other Financial Support

To improve the Group’s liquidity, the Group has successfully negotiated with banks and financial institutions in China to renew the Group’s short-term borrowings upon their maturity. From January 1 to September 30, 2014, the Group renewed short-term borrowings in the aggregate principal amount of US$1,565,300. Management believes that the Group will continue to be able to renew the Group’s short-term borrowings when they are due. On November 11, 2013, the Group signed a framework agreement with a syndicate of 11 commercial banks in China for a working capital facility in the aggregate principal amount of RMB 1,560,000 (or approximately US$255,900). As of September 30, 2014, the Group had withdrawn RMB 400,000 (or approximately US$67,000) from the credit facility and may further draw down when necessary. For the RMB 1,560,000 working capital facility framework agreement dated November 11, 2013 with a syndicate of 11 commercial banks in China, the proceeds of the credit facility are strictly limited to financing the Group’s onshore PRC operations within Jiangxi Province, and the Group may not use any of the proceeds to service the Group’s existing indebtedness, whether onshore or offshore. The facility will terminate on November 10, 2016 and each draw-down under the facility may be made subject to the absolute discretion and additional conditions imposed by the syndicate on a draw-specific basis. The syndicate has also designated a working group to monitor the Group’s performance under the facility agreement, with a number of controlled bank accounts arrangements in place to monitor the Group’s use of funds and collection of cash flow.

In February and August 2014, Heng Rui Xin Energy Co., Ltd. (“HRX”), a shareholder of the Company has provided financing in the aggregated principal amount of US$16,000 to the Group to support the Company’s offshore restructuring. HRX has also committed to provide an additional working capital facility in the aggregate principal amount of US$14,000 to support the Group working capital need for the next five years.

In regards to the Group’s PRC Notes that are due on December 8, 2014, the Group has been in discussion with the local Chinese governmental authorities to obtain certain land use rights as collateral for a new bank financing facility to repay such notes upon maturity.

•	Disposal of Properties and Sales of Solar Farm Projects

The Group will continue to sell its solar farm projects in the ordinary course of its solar farm project development business. Some of the projects have become, or will soon become, salable in Europe, the United States and China. In addition, the Group also intends to dispose certain of its properties that are no longer essential to the Group’s operations, such as its staff living quarters and the related land use rights. The Group is currently negotiating with the local Chinese governmental authorities for such sale.

•	Delay in Capital Expenditure and Improvement in Working Capital Management.

The Group has been negotiating with a number of its vendors, including suppliers of equipment and construction materials to obtain preferential pricing terms and more favorable payment terms. The Group has also decided to postpone a substantial portion of its planned capital expenditures for the next 12 months until market conditions improve for management to be comfortable in incurring such expenditures. To actively manage the Group’s cash flow and working capital requirements, management has implemented measures to closely monitor the Group’s inventory levels and manage the collection of the Group’s receivable balances.

While management believes that the measures in the liquidity plan will be adequate to satisfy its liquidity and cash flow requirements for the twelve months ending December 31, 2014, there is no assurance that the liquidity plan will be successfully implemented. Failure to successfully implement the liquidity plan will have a material adverse effect on the Group’s business, results of operations and financial position, and may materially adversely affect its ability to continue as a going concern. The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities or any other adjustments that might be necessary should the Group be unable to continue as a going concern.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation. For consolidated subsidiaries where the Group’s ownership in the subsidiary is less than 100%, the equity interest not held by the Group is shown as non-controlling interests. The Company has no involvement with variable interest entities. The Company accounts for investments over which it has significant influence but not a controlling financial interest using the equity method of accounting. The Company deconsolidates a subsidiary when the Company no longer controls the subsidiary. When control is lost, the parent-subsidiary relationship no longer exists and the parent derecognizes the assets and liabilities of the qualifying subsidiary.

(b)	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates, including those related to the realization of inventories, trade accounts receivable, prepayments to suppliers, other current and non-current assets and deferred tax assets, estimated useful lives and residual values of long-lived assets, the recoverability of the carrying values of long-lived assets, the determination of fair values of financial instruments and share-based instruments, the accrual of warranty expenses, provision for loss on firm purchase commitment and assessments about potential tax uncertainties, contingent liabilities and the Company’s ability to continue as a going concern. Changes in facts and circumstances may result in revised estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(c)	Foreign currency transactions and translations

The functional currency of the Company, LDK Solar USA Inc. (“LDK USA”), Solar Power Inc. (“SPI”), LDK Silicon & Chemical Technology Co., Ltd. (“LDK SCT”), LDK Silicon Holding Co., Limited (“LDKSH”), LDK Solar International Company Limited (“LDK International”), LDK Solar Hi-tech (Hong Kong) Co., Ltd. (“LDK HKT”), LDK PV Tech (Hong Kong) Co., Ltd. (“LDK HKPVT”) and LDK Solar Canada Inc. (“LDK Canada”) is the United States dollar (“US$”). The functional currency of the Company’s subsidiaries located in the PRC and Europe are Renminbi (“RMB”) and EURO (“EUR€”) respectively. Transactions denominated in foreign currencies are re-measured into the functional currency at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in foreign currencies are re-measured into the functional currency at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are included in the consolidated statements of operations.

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

Cash and cash equivalents consist of cash at bank and on hand and time deposit with an initial term of less than three months when purchased, and which are unrestricted as to withdrawal and use.

(f)	Pledged bank deposits

Pledged bank deposits represent amounts held by banks, which are not available for the Group’s use, as security for issuance of letters of credit relating to purchase of raw materials and production equipment, letters of guarantee or bank borrowings. Upon maturity of the letters of credit, letters of guarantee and repayment of bank borrowings, the deposits are released by the bank and become available for general use by the Group. Pledged bank deposits are reported within cash flows from operating, investing or financing activities in the consolidated statements of cash flows with reference to the purpose of making the pledge. Pledged bank deposits, which mature twelve months after the balance sheet date are classified as non-current assets in the consolidated balance sheets.

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

The following table presents the movement of the allowance for doubtful accounts:

	December 31, 2011	December 31, 2012	December 31, 2013
Beginning Balance	6,226	117,288	92,072
Additions	108,925	52,349	50,234
Reversal of allowance for doubtful accounts	(835)	(61,994)	(3,953)
Amount written-off against allowance	0	(1,113)	0
Transfer to assets classified as held for sale	0	(14,655)	0
Foreign currency exchange rate effect	2,972	197	1,163

Ending balance	117,288	92,072	139,516

(h)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method.

The Group regularly reviews the cost of inventory and records a lower of cost or market write-down if any inventories have a cost in excess of market value. In addition, the Group regularly evaluates the quantity and value of its inventory in light of current market conditions and record write-down for any obsolescence or slow moving inventory. The review and evaluation take into consideration a number of factors including historical and forecasted consumption of raw materials, actual sales of finished goods subsequent to period-end, sales contracts for finished goods on hand, marketability of inventories, anticipated change in market average selling price, risk of obsolescence of inventories due to change in technology or change in physical condition over time and other factors.

On occasion, the Group enters into firm purchase commitments to acquire materials from its suppliers. A firm purchase commitment represents an agreement that specifies all significant terms, including the price and timing of the transactions, and includes a disincentive for nonperformance that is sufficiently large to make performance probable. This disincentive is generally in the form of a “take or pay” provision which requires the Group to pay for committed volumes regardless of whether the Group actually acquires the materials. The Group evaluates these agreements and records a loss, if any, on firm purchase commitments using the same lower of cost or market approach as that used to value inventory. The Group recognized a provision (reversal of provision) for loss on firm purchase commitment of US$ 27,637, US$ 10,675 and US$ (824) during the years ended December 31, 2011, 2012 and 2013, respectively, which is included in cost of goods sold in the Group’s consolidated statements of operations.

(i)	Project assets

Project assets consist primarily of direct costs relating to solar power projects in various stages of development that are capitalized prior to the sale of the solar power projects. A project asset is initially recorded at the actual cost. For a self-developed project asset, the actual cost capitalized is the amount of the expenditure incurred for the application of the feed-in tariff (“FIT”) or other similar contracts, permits, consents, construction costs, interest costs capitalized, and other costs. For a project asset acquired from external parties, the initial cost is the acquisition cost which includes the consideration transferred and certain direct acquisition costs.

The Company reviews project assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company considers a project commercially viable or recoverable if it is anticipated to be sold for a profit once it is either fully developed or fully constructed. The Company considers a partially developed or partially constructed project commercially viable or recoverable if the anticipated selling price is higher than the carrying value of the related project assets. The

Company examines a number of factors to determine if the project will be recoverable, the most notable of which include whether there are any changes in environmental, ecological, permitting, market pricing or regulatory conditions that impact the project. Such changes could cause the costs of the project to increase or the selling price of the project to decrease. If a project is not considered recoverable, the Company records an impairment of the respective project assets to reduce the carrying value to the estimated recoverable amount. The impairment charge is recorded in “Cost of goods sold” in the Group’s consolidated statements of operations.

Project assets expected to be sold within twelve months as of each balance sheet date are recorded as inventories and project assets expected to be sold after twelve months are recorded as non-current assets in the consolidated balance sheets. The cash flows associated with the acquisition, construction, and sale of projects assets are classified as operating activities in the consolidated statements of cash flows.

	Year ended	Year ended
	December 31, 2012	December 31, 2013
Project assets expected to be sold within twelve months	126,358	0
Project assets expected to be sold after twelve months (note 9)	0	34,664

Total	126,358	34,664

If circumstances change, and the Company begins to operate the project assets for the purpose of generating income from the sale of electricity, the project assets are reclassified to property, plant and equipment and subsequently depreciated on a straight line basis over their estimated useful lives.

(j)	Assets held for sale

Long-lived assets or disposal groups are classified as held for sale when their carrying amount will principally be recovered through a sales transaction rather than through continued use and all the criteria pursuant to ASC 360-10-45 have been met, such as a sale of the asset or disposal group is highly probable. Assets held for sale are recorded at the lower of carrying value and fair value less cost to sell and classified as current assets. A loss is recognized for any initial or subsequent write-down to fair-value less cost to sell.

(k)	Property, plant and equipment, net

Property, plant and equipment are stated at cost. Equipment under capital leases are initially stated at the present value of minimum lease payments. Ordinary maintenance and repairs are charged to expense as incurred, and replacements and betterment are capitalized.

Depreciation, including amortization of equipment held under capital lease, is calculated using the straight-line method over the estimated useful lives of the assets and their respective estimated residual values. The estimated useful lives of the Group’s property, plant and equipment are as follows:

Buildings	20, 30 and 33 years
Plant and machinery	10 and 15 years
Furniture, fixture and office equipment	5 years
Motor vehicles	6 years

(l)	Land use rights

Land use rights represent fees paid to obtain the right to occupy, use, develop, lease, or transfer a piece of land in the PRC, and are charged to expense on a straight-line basis over the respective periods of the rights granted ranging from 49.5 to 50 years in the PRC. Amortization of land use rights is recognized in general and administrative expenses, and amounted to US$5,546, US$6,281 and US$5,332 for the years ended December 31, 2011, 2012 and 2013, respectively.

(m)	Investments in associates

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

Investments are evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial conditions and near term prospects of the affiliates; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. During the years ended December 31, 2011, 2012 and 2013, the Company recorded impairment charges on its investments in associates of US$ nil, US$ nil and US$6,630, respectively, which are included in the “Equity in loss of associates and a jointly-controlled entity” in the consolidated statement of operations.

(n)	Available-for-sale investment securities

Investment securities designated as available-for-sale are reported at fair value, with unrealized gains and losses, net of tax, recorded in accumulated other comprehensive income. Purchases and sales of available-for-sale investment securities are included in investing activities in the consolidated statements of cash flows. At each period end date, available-for-sale investment securities are evaluated for impairment to determine whether the impairment is considered temporary or other-than-temporary. Unrealized losses are recorded in other income and expense when a decline in fair value is determined to be other-than-temporary. Realized gains and losses are accounted for on the specific identification method. The Group reviews its ability and intent to liquidate its investment securities within the next 12 months operating cycle to determine the appropriate short or long-term classification.

(o)	Impairment of long-lived assets

Property, plant and equipment and purchased intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. These events include but are not limited to significant current period operating or cash flow losses associated with the use of a long-lived asset or group of assets combined with a history of such losses, significant changes in the manner of use of assets and significant negative industry or economic trends. If circumstances require a long-lived asset or asset group be tested for impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the asset or asset group exceeds its estimated future undiscounted cash flows, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary. The Group recorded an impairment loss of US$ nil, US$109,027 and US$756,239 on property, plant and equipment during the years ended December 31, 2011, 2012 and 2013, respectively, which are recorded in impairment loss on property, plant and equipment in the Group’s consolidated statements of operations.

Prepayments made by the Group to certain equipment suppliers and government authorities to purchase these assets are recorded as “Deposits for purchases of property, plant and equipment and land use right” in the Group’s consolidated balance sheets. Due to the decrease in estimated future selling price of the Group’s products, the Group’s current financial condition, lack of sufficient funding and over-capacity of its existing production lines, management believes that the Group is not expected to purchase these assets and therefore result in the deposits being unrecoverable. The Group recorded a provision for deposits for purchases of property, plant and equipment and land use right of US$ nil, US$ nil and US$111,727 during the years ended December 31, 2011, 2012 and 2013, respectively, which are included in general and administrative expenses in the Group’s consolidated statements of operations.

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

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety. See note 29 to the consolidated financial statements.

(q)	Derivative financial instruments

The Group enters into derivative financial instruments such as foreign exchange forward contracts and interest rate swap contracts.

The Group recognizes all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. Changes in the fair value are recognized in earnings.

(r)	Revenue recognition

The Group recognizes revenue from the sale of silicon wafers, modules and silicon and other materials when the products are delivered and title transfers, the risks and rewards of ownership have been transferred to the customer, the fee is fixed or determinable and collection of the related receivable is reasonably assured. For sales in the PRC, the majority of the Group’s contracts provide that products are considered delivered when they reach customer’s destination and are signed for by the customer. For export sales, products are considered delivered when the goods have been on board the vessel at the named port of shipment. The customer bears all costs and risks of loss or damage to the goods from that point.

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

The Group records contract cancellation revenue in operating income since the cancellation relates to contracts entered into as part of the ongoing operations of the Group and the cancellation payment has been received or is reasonably assured.

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

The Group provides warranties up to 25 years for modules. Due to limited warranty claim history, the Group estimates warranty costs based on an assessment of its competitors’ history while incorporating estimates of failure rates through its quality review. Consequently, the Group accrues the equivalent of 1% of gross revenues as a warranty liability to accrue the estimated cost of its warranty obligations. Actual warranty costs incurred for warranty claims by customers are recorded and charged against the accrued warranty liability. To the extent that actual warranty costs differ from the estimates, the Group will prospectively revise its accrual rate. The Group commenced module sales in year 2009 and recognized warranty expenses of US$6,340, US$7,888 and US$814 in cost of goods sold for the years ended December 31, 2011, 2012 and 2013, respectively. As of December 31, 2012 and 2013, the Group’s accrued warranty costs were US$28,405 and US$29,219, respectively. The warranty costs were classified as current and non-current liabilities under accrued expenses and other payables and other liabilities respectively, to reflect the Group’s estimate of the timing of when the warranty expenditures will likely be made.

(u)	Shipping and handling

Costs to ship products to customers are included in selling expenses in the consolidated statements of operations. Amounts billed to customers, if any, to cover shipping and handling are included in net sales. Cost to ship products to customers were US$17,911, US$9,567 and US$7,676 for the years ended December 31, 2011, 2012 and 2013, respectively.

(v)	Research and development costs

Research and development costs are expensed as incurred.

(w)	Advertising expenses

Advertising expenses are charged to the consolidated statements of operations in the period incurred and are included in selling expenses. The Group incurred advertising expenses of US$ 5,273, US$ 1,017 and US$464 for the years ended December 31, 2011, 2012 and 2013, respectively.

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

The Group received government subsidies of US$109,000 and US$ 49,685, US$17,895 for the years ended December 31, 2011, 2012 and 2013, respectively, and recognized the subsidies as follows:

	Year ended	Year ended	Year ended
	December 31, 2011	December 31, 2012	December 31, 2013
Reduction to cost of goods sold	65,855	18,842	0
Reduction to selling and G&A expenses	235	72	0
Other income	33,698	4,242	1,804
Reduction to acquisition cost of the equipment and power plant project	2,387	15,237	0
Deferred revenue	6,825	11,292	16,091

Total	109,000	49,685	17,895

During the years ended December 31, 2011, 2012 and 2013, amortization of deferred revenue that was recognized as a reduction of the amortization charges of the related land use rights amounted to US$1,462, US$1,718 and US$1,755, respectively.

As of December 31, 2012 and 2013, unamortized subsidies amounted to US$100,280 and US$114,616, for which current portion was recorded in “Other financial liabilities” and non-current portion was recorded in “Other liabilities”.

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

The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award and recognizes the cost over the period during which an employee is required to provide service in exchange for the award, which generally is the vesting period. In connection with the repricing of an out-of-the money unvested share options, in which the employees agrees to a longer vested period in exchange for a repriced option, the Company separately accounts for the incremental fair value computed for the modification and recognize that amount over the total remaining requisite service period with any remaining amount of unamortized compensation cost from the original award recognized over the remaining portion of the original requisite service period.

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

As stipulated by the regulations of the PRC, the Group’s PRC subsidiaries participate in various defined contribution plans organized by municipal and provincial governments for its employees. These companies are required to make contributions to these plans at a rate of 29% on a standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group’s employees. Under these plans, certain pension, medical and other welfare benefits are provided to the employees. The Group has no other obligations for the payment of employee benefits associated with these plans beyond the annual contributions described above. Employee benefits associated with these plans are expensed when incurred. The total amounts for such employee benefits were US$13,379, US$10,766 and US$6,636 for the years ended December 31, 2011, 2012 and 2013 respectively.

(ab)	Loss per share

Basic loss per ordinary share is computed by dividing net loss available to LDK Solar CO., Ltd. shareholders by the weighted average number of ordinary shares outstanding during the year.

Diluted loss per share is calculated by dividing loss available to LDK Solar CO., Ltd. shareholders as adjusted to exclude any income or expenses related to dilutive ordinary equivalent shares by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the year. Dilutive ordinary share equivalents consist of the ordinary shares issuable upon the conversion of the convertible senior notes (using the if-converted method) and ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method). Potential dilutive securities are not included in the calculation of dilutive loss per share if the effect is anti-dilutive.

(ac)	Segment reporting

The chief operating decision maker reviews the operating results of the polysilicon business as well as the PV product business on a regular basis for purpose of resource allocation and assessment of performance. Please refer to Note 26 for the details of segment reporting.

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

(ae)	Recently issued accounting pronouncements

In July 2013, the FASB issued ASU 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward exists. ASU 2013-11 requires an unrecognized tax benefit, or a portion of an unrecognized tax benefit, to be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward. ASU 2013-11 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. The new standard is to be applied prospectively but retrospective application is permitted. The Company will adopt the provisions of ASU 2013-11 as of January 1, 2015. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements or related disclosure.

In May 2014, the FASB issued ASU No. 2014-09 regarding ASC Topic No. 606, Revenue from Contracts with Customers. The standard provides principles for recognizing revenue for the transfer of promised goods or services to customers with the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance is effective in the first quarter of fiscal 2018 using either of two methods: (i) retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within the guidance; or (ii) retrospective with the cumulative effect of initially applying the guidance recognized at the date of initial application and proving certain additional disclosures as defined per the guidance. Early adoption is not permitted. The Company is currently evaluating the accounting, transition and disclosure requirements of the standard and cannot currently estimate the financial impact of adoption.

In August 2014, FASB issued Accounting Standards Update (ASU) No. 2014-15, Presentation of Financial Statements—Going Concern; Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The amendments in this update provide guidance in GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. In doing so, the amendments should reduce diversity in the timing and content of footnote disclosures. The guidance is effective for the annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early adoption is permitted but not required.

(3)	INVENTORIES

	December 31, 2012	December 31, 2013
Inventories consist of the following:
Raw materials	3,327	4,019
Work in progress	74,940	32,981
Supplies	58,014	31,155
Finished goods	134,531	56,729

	270,812	124,884

Inventories:
– Current	270,812	90,220
– Non-current (Note 9)	0	34,664

Raw materials, work in progress and supplies consigned to third parties	6,746	4,642

Raw materials consist of a variety of polysilicon materials, including solar-grade virgin polysilicon, recyclable polysilicon materials, silicon powder and trichlorosilane.

Write-downs of raw materials, work in progress, supplies and finished goods inventories were US$305,175, US$180,900 and US$70,707 during the years ended December 31, 2011, 2012 and 2013, respectively, and are included in cost of goods sold.

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

The Group recognized provisions for doubtful recoveries of prepayments to suppliers, net of reversal, of US$66,225, US$8,435 and US$3,185 during the years ended December 31, 2011, 2012 and 2013, respectively, which are included in general and administrative expenses in the Group’s consolidated statements of operations.

(5)	OTHER CURRENT ASSETS

	December 31, 2012	December 31, 2013
VAT recoverable	44,467	17,180
Available-for-sale equity security (a)	0	9,684
Receivable from the Group’s executives and employees (b)	46,476	4,522
Tax recoverable (Note 9)	28,822	0
Others	46,765	36,307

	166,530	67,693

(a)	Available-for-sale equity security

Available-for-sale equity security with a carrying amount of US$9,684, (2012: US$5,775 recorded in other non-current assets) which is recorded in other current assets as of December 31, 2013, represented 8 million equity shares of Beijing Jingyuntong Technology Co., Ltd. (“JYT”) held by the Company’s subsidiary in the PRC, JXLDK. The equity shares in JYT accounted for approximately 1% of JYT’s total equity interests and are restricted for sale for a 36-month period after the completion of JYT’s initial public offering in the PRC in September 2011. The Group measured the security at its fair value of US$9,684 as of December 31, 2013 based on the quoted price of shares of JYT and 10% discount adjustment to reflect the sale restriction. The unrealized gain (loss) of approximately US$ 6,653, US$(3,368) and US$3,753, net of tax (expense)/benefit of US$ (2,218), US$1,122 and US$(155) was recognized as other comprehensive income for the years ended December 31, 2011, 2012 and 2013, respectively.

(b)	Receivable from the Group’s executives and employees

Pursuant to the PRC tax regulations, the income derived from the exercise of the share options is subject to individual income tax, of which a certain amount should be withheld by the Group from these existing or former executives and employees for payment to the PRC tax authorities. As of December 31, 2012 and 2013, the Group had an outstanding receivable, net of provision, from existing or former executives and employees of US$46,476 and US$4,522, respectively, in relation to the individual income tax liabilities arising from their exercise of share options, which are included in other current assets.

The Group recognized a provision for doubtful recoveries of such receivable of US$1,314, US$ nil and US$9,793 during the years ended December 31, 2011, 2012 and 2013, respectively, which are included in general and administrative expenses in the Group’s consolidated statements of operations.

As of December 31, 2012 and 2013, the Group had a withholding obligation of US$47,768 and US$15,801, which is recorded in accrued expenses and other payables.

(6)	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31, 2012	December 31, 2013
Buildings	799,628	664,687
Plant and machinery	2,184,660	1,894,498
Furniture, fixtures and office equipment	32,057	33,124
Motor vehicles	7,185	7,330

	3,023,530	2,599,639
Less: accumulated depreciation	(734,927)	(984,827)
Construction in progress	798,690	561,140

	3,087,293	2,175,952

Depreciation expense was US$221,119, US$254,627 and US$224,199, for the years ended December 31, 2011, 2012 and 2013, respectively, of which 95.66%, 96.09% and 95.33% of the total depreciation expense is recorded in cost of goods sold for the years ended December 31, 2011, 2012 and 2013. Depreciation expense for certain temporarily idle property, plant and equipment was US$9,393, US$139,050 and US$150,588 for the years ended December 31, 2011, 2012 and 2013, which is recorded in cost of goods sold.

For the year ended December 31, 2013, the Group recorded an impairment loss of US$756,239 on property plant and equipment, consisting of US$143,608 for buildings, US$356,441 for plant and machinery and US$256,190 for construction in progress. The facts and circumstances leading to the impairment were primarily due to the decrease in the estimated future selling price of the Group’s products combined with technological changes in certain machinery and equipment, and overcapacity in certain production facilities. These factors caused the Group to constructively abandon these production machinery and equipment and facilities and uncompleted production plants since no future service potential exists for these assets. The method for determining fair value of these assets was primarily estimated market prices.

(7)	REDEEMABLE NON-CONTROLLING INTERESTS / REDEEMABLE PREFERRED SHARES

On December 30, 2010, LDK Silicon & Chemical Technology Co., Ltd. (“LDK SCT”), a wholly owned subsidiary of the Company, entered into a subscription investment agreement with China Development Bank Capital Corporation Ltd., two investment funds affiliated with China Construction Bank Corporation Ltd. and an investment fund affiliated with another major PRC bank (collectively “the Strategic Investors”) to allot and issue 240,000,000 series A redeemable convertible preferred shares for an aggregate issuance price of US$ 240,000. The transaction was consummated with the preferred shares allotted and issued on June 3, 2011. The preferred shares on an as-if-converted basis represented approximately 18.46% of the aggregate issued and outstanding share capital of LDK SCT on the closing date, with the Company holding the remaining 81.54%.

Pursuant to the investment agreement, the Strategic Investors have the right to convert all or any portion of their preferred shareholdings into ordinary shares of LDK SCT at the initial conversion ratio of 1:1 at any time after the date of issuance of the preferred shares and prior to the closing of a qualified initial public offering of LDK SCT (“Qualified IPO”). The initial conversion ratio is subject to certain standard anti-dilution provisions. The strategic investors also have the right to require the Company and/or LDK SCT to redeem the preferred shares if (i) LDK SCT has not completed a Qualified IPO by June 3, 2013, or (ii) a material breach of the terms and conditions of the investment agreements by the Company, LDK SCT, their respective subsidiaries, and Mr. Xiaofeng Peng (“Mr. Peng”) ((i) and (ii) are referred to as the “Redemption Events”). In the event of any redemption under this right, the redemption price is equal to 100% of the subscription price of US$240,000, plus a 23% internal rate of return on such subscription price minus any dividends paid up to the date of redemption plus an annual dividend on a pro rata basis among all shareholders of LDK SCT up to an amount of its retained earnings so that the strategic investors will receive at least US$15,000 of such dividend, to the extent the declaration and distribution of such dividend are permitted by laws and contractual obligations applicable to LDK SCT. LDK SCT will not be liable for the declaration and distribution of such dividend if, by the end of reporting year, it has received an approval for listing of its shares on an internationally recognized stock exchange for a Qualified IPO and the Qualified IPO is consummated within three months from the date of the listing approval. In addition, a cash compensation is paid to the Strategic Investors if the consolidated net profit of LDK SCT and its subsidiaries fails to achieve the targeted net profits for each of 2010 and 2011. Management concluded that the net profit target of LDK SCT and its subsidiaries was met for 2010 and 2011. Accordingly, no cash compensation was recognized. The Company also pledged 15% of its equity interests in Jiangxi LDK Solar Hi-Tech Co., Ltd. (“JXLDK”) to China Development Bank Capital Corporation Ltd, which shall expire and automatically terminate immediately prior to the Qualified IPO. Such pledged equity interests had not been released as of December 31, 2013, since the Group had not fulfilled its obligation to the Strategic Investors under the investment agreement.

The series A preferred shares issued by LDK SCT was initially recorded and accounted for as redeemable non-controlling interests outside of permanent equity in the Group’s consolidated balance sheets in accordance with ASC 480-10. In accordance with ASC 810-10-65, changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary shall be accounted for as equity transactions. The redeemable non-controlling interest was initially measured at the non-controlling interests’ share of the carrying amount of LDK SCT’s net assets as of June 3, 2011.

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

As of December 31, 2013, the Strategic Investors had exercised their right to require the Company and LDK SCT to redeem the preferred shares due to the occurrence of the Redemption Events. Accordingly, the redeemable non-controlling interests were reclassified as redeemable preferred shares liability in the Group’s consolidated balance sheets as of December 31, 2013 with the related accretion expenses recorded in “Interest expense and amortization of debt issuance costs and debt discount” in the Group’s consolidated statements of operations. In addition, during the year ended December 31, 2013, the Strategic Investors agreed to waive their rights to the annual dividends retrospectively. Accordingly, the redemption value of the redeemable preferred shares was adjusted as of December 31, 2013.

On February 21, 2014, the Company filed a winding-up petition with the Grant Court of the Cayman Islands on grounds of insolvency in connection with its plan to resolve its offshore liquidity issues, including reaching a compromise of the series A redeemable preferred shares. See note 31.

The change in the carrying amount of redeemable non-controlling interests for the years ended December 31, 2011, 2012 and 2013 is as follows:

	Year ended December 31, 2011	Year ended December 31, 2012	Year ended December 31, 2013
Beginning balance	0	219,694	323,294
Recognition of redeemable non-controlling interests on June 3, 2011	170,716	0	0
Earnings (loss) attributable to the redeemable non-controlling interests	11,522	(41,963)	(6,918)
Foreign currency translation adjustment	2,866	328	1,373
Accretion to redemption value of redeemable non-controlling interests	34,590	153,984	33,077
Payment of dividend to redeemable non-controlling interests	0	(8,749)	0
Reclassification to redeemable preferred shares	0	0	(350,826)

Ending balance	219,694	323,294	0

The change in the carrying amount of redeemable preferred shares for the years ended December 31, 2011, 2012 and 2013 is as follows:

	Year ended	Year ended	Year ended
	December 31, 2011	December 31, 2012	December 31, 2013
Beginning balance	0	0	0
Reclassification from redeemable non-controlling interests	0	0	350,826
Interest expenses	0	0	36,990

Ending balance	0	0	387,816

(8)	ASSETS CLASSIFIED AS HELD FOR SALE AND LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE

In 2012, the Group management initiated a plan to sell LDK Solar Hi-Tech (Hefei) Co., Ltd. (“LDK HF”), a wholly owned PRC subsidiary of LDK Solar CO., Ltd.. As of December 31, 2012, all the criteria pursuant to ASC 360-10-45 have been met for this asset group to be classified as assets held for sale.

The Group management determined that carrying value of assets classified as held for sale was lower than its fair value less cost to sell. Therefore, a loss was recognized for write-down to fair-value less cost to sell, amounting to US$ 74,178 for the year ended December 31, 2012.

The following table details the Group’s assets classified as held for sale and liabilities directly associated with assets classified as held for sale as at December 31, 2012:

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

On April 12, 2013, the Group signed an agreement to sell and transfer all of the Group’s equity interest in LDK HF to Hefei High Tech Industrial Development Social Service Corporation (“HF SSC”), an affiliate of the Hefei City government, for approximately RMB 121,000 (US$19,251). As a result, the Group recorded a loss of US$3,422 in 2013 upon the completion of the sale, which is included in “Others, net” in the consolidated statements of operations.

(9)	OTHER NON-CURRENT ASSETS

	December 31, 2012	December 31, 2013
PV project assets to be sold beyond one year (Note 3)	0	34,664
Tax recoverable (a)	0	28,919
Long-term receivables (b)	205	26,017
Available-for-sale equity security (Note 5(a))	5,775	0
Others	28,508	12,838

Total	34,488	102,438

(a)	Tax recoverable

Tax recoverable of US$ nil and US$ 28,919, which is expected to be utilized twelve months after December 31, 2012 and 2013, respectively, is classified as other non-current assets in the consolidated balance sheets.

(b)	Long-term receivables

Accounts receivable, which is expected to be collected twelve months after December 31, 2012 and 2013, respectively, is classified as other non-current assets in the consolidated balance sheets.

(10)	BORROWINGS

(a)	Current

	December 31, 2012	December 31, 2013
Borrowings – secured	599,906	772,135
Borrowings – unsecured	1,718,590	1,753,292
Current portion of long-term borrowings (Note (b))	72,831	0

	2,391,327	2,525,427

The short-term borrowings outstanding as of December 31, 2013 carry a weighted average interest rate 6.032% (2012: 6.050%).

The Group’s secured short-term borrowings of US$772,135 are secured by the Group’s plants and machineries, land use rights and are also secured by the equity interest in SPI as of December 31, 2013. Among the secured short-term borrowings of US$722,135, borrowings of US$263,527 are guaranteed by the Company’s shareholder, Mr. Peng.

Among the Group’s unsecured short-term borrowings, US$168,152 is guaranteed by Mr. Peng and his spouse Ms. Zhou Shan, US$8,201 is guaranteed by Xinyu Credit Guarantee Center and US$3,280 is guaranteed by Nanchang Venture Capital Co., Ltd.

Outstanding unsecured short-term borrowings totaling US$85,289 borrowed by JXLDK from China Construction Bank contain certain financial covenants. The covenants specify that if JXLDK’s debt to asset ratio exceeds 75% or the current ratio is below 0.9, which are calculated based on its financial statements prepared under PRC GAAP, China Construction Bank may take actions as defined in the borrowing agreement, including but not limited to the demand of immediate repayment of the outstanding borrowing balance. As of December 31, 2013, JXLDK’s debt to asset ratio and the current ratio did not meet the ratio requirement. As a result, China Construction Bank has the right to accelerate the repayment of the borrowings in accordance with the borrowing agreement, but to date, JXLDK has not received any notice of event of default or notice to accelerate the stated maturity of such borrowing in 2014.

Outstanding unsecured short-term borrowings totaling US$97,305 borrowed by JXLDK from China Development Bank contain certain financial covenants. The covenants specify that if JXLDK’s debt to asset ratio exceeds 75% or the current ratio is below 0.7, which are calculated based on its financial statements prepared under PRC GAAP, China Development Bank may take actions as defined in the borrowing agreement, including but not limited to the demand of immediate repayment of the outstanding borrowing balance. As of December 31, 2013, JXLDK’s debt to asset ratio and the current ratio did not meet the ratio requirement. As a result, China Development Bank has the right to accelerate the repayment of the borrowings in accordance with the borrowing agreement, but to date, JXLDK has not received any notice of event of default or notice to accelerate the stated maturity of such borrowing in 2014.

Outstanding unsecured long-term borrowings of US 34,116 borrowed by JXLDK from China Construction Bank contain certain financial covenants. The covenants specify that if JXLDK’s debt to asset ratio exceeds 75% or the current ratio is below 0.9, which are calculated based on its financial statements prepared under PRC GAAP, China Construction Bank may take actions as defined in the borrowing agreement, including but not limited to the demand of immediate repayment of the outstanding borrowing balance. As of December 31, 2013, JXLDK’s debt to asset ratio and the current ratio did not meet the ratio requirement. Accordingly, the Company reclassified such long-term borrowings to short-term borrowings as of December 31, 2013.

Outstanding secured long-term borrowing of US$11,000 borrowed by the Company from China Development Bank contains certain financial covenants. The covenants specify that if the ratio of the weighted average market value of SPI’s outstanding shares to the principal amount of the loan is less than 2:1 on any date, China Development Bank may take actions as defined in the borrowing agreement, including but not limited to the demand of immediate repayment of the outstanding borrowing balance. As of December 31, 2013, the ratio of the weighted average market value of SPI’s outstanding shares to the principal amount of the loan was less than 2:1. Accordingly, the Company reclassified such long-term borrowings to short-term borrowings as of December 31, 2013.

In addition, outstanding long-term borrowings of US$567,275 and short-term borrowings of US$1,002,924 from certain banks contain subjective acceleration provisions that may be triggered by material deterioration of the Group’s financial condition or event of default of other financial indebtedness. While the Company has not received any notice of event of default or any notice to accelerate the stated maturity of such borrowings, the banks have the right under the subjective acceleration provisions to accelerate the repayment of the borrowings as a result of the Group’s recurring losses and financial condition. Accordingly, the Company reclassified long-term borrowings of US$567,275 to short-term borrowings as of December 31, 2013.

As of December 31, 2013, the Group has total revolving credit of US$1,350,332 (2012: US$1,167,528) and unused credit of US$445,434 (2012: US$95,682) which it can draw upon subject to various terms and conditions.

(b)	Long-term

	December 31, 2012	December 31, 2013
Borrowings – secured	65,000	0
Borrowings – unsecured	37,831	0

	102,831	0
Less: current portion	(72,831)	0

	30,000	0

(11)	ADVANCE PAYMENTS FROM CUSTOMERS

The Group requires certain customers to make prepayments before delivery has occurred. Such prepayments are recorded as advances from customers in the Group’s consolidated financial statements, until delivery has occurred. Advances from customers for which the deliveries of goods are expected to occur after twelve months are classified as non-current liabilities in the Group’s consolidated balance sheets. Advance payments from customers are reclassified to other payables when the related wafer supply contracts or orders are cancelled, early terminated, expired or in dispute and it is probable that the Group will refund the advance payment balances to the customers. Several customers ceased to execute the wafer purchase contracts with the Group due to dispute over wafer price during the years ended December 31, 2012 and 2013. The Group initiated either arbitrations or negotiation with those customers in an effort to resume the execution of contracts. However, no active response was received from those customers and certain customer had demanded termination of contract and repayment of advance wafer payments. As a result, the Group assessed that it is probable that certain advances received from customers will be refunded by the Group and accordingly, advance payments of US$ nil and US$ 42,433 were reclassified to other payables during the years ended December 31, 2012 and 2013, respectively. Such non-cash reclassification from advance from customers to other payables was included in the “Changes in operating assets and liabilities” in the Group’s consolidated statements of cash flows.

During the periods presented, the Group reached agreements with certain customers to terminate long-term solar wafer supply agreements, which included “take-or-pay” provisions that required the customers to purchase minimum volumes of wafer at pre-determined fixed prices according to a pre-determined schedule. As part of the original supply agreements, these customers made an advance payment representing a portion of the contract value to the Group. In exchange for the Group’s agreement to terminate the original supply agreement, some of these customers agreed to cancel the original supply agreements by forfeiting the advance payments. For other customers, the Group obtained an arbitration award or legal counsel opinion in favor of the Group’s claim to confiscate the advance payments due to the customers’ failure to purchase the minimum volume in accordance with the original supply agreements. Therefore, the Group recognized a total contract cancellation revenue of US$ 27,826, US$ 92,233 and US$ 11,193 for the year ended 2011, 2012 and 2013.

(12)	ACCRUED EXPENSES AND OTHER PAYABLES

Components of accrued expenses and other payables are as follows:

	December 31, 2012	December 31, 2013
Purchase of equipment	348,296	348,110
Withholding individual income tax payable (a)	47,768	15,801
Income tax payables	5,026	8,864
Accrued payroll and welfare	23,599	20,313
Other payable due to customers (Note 11)	89,533	113,605
Other payable due to litigation and claims (b)	46,668	30,066
Other accruals and payable	165,987	395,334

	726,877	932,093

(a)	Withholding individual income tax payable

As of December 31, 2012 and 2013, the Group had withholding individual income tax payable of US$47,768 and US$15,801, respectively, arising from the Group’s withholding tax obligation in relation to the exercise of share options by certain of the Group’s executives and employees pursuant to PRC tax regulations (see Note 5(b)).

The Group has obtained notices from the relevant PRC Tax Authority granting deferral of the payment of such withholding tax obligation until the Group’s executives and employees sell their shares, at which time the Group will remit the withholding tax on behalf of the employees. Since the Group has no control over the payment timing, the Group has classified the payable as a current liability as of December 31, 2012 and 2013.

(b)	Other payable due to litigation and claims

On June 1, 2012, the Group received a notice from JYT, one of its wafer equipment suppliers, to terminate the wafer equipment sales agreement entered into in July 2008. JYT also requested the Group to pay a penalty as stipulated in the agreement as a result of the delay in accepting the equipment and settlement of installment payment for these equipment to be delivered in accordance with the schedule agreed in 2011. On June 8, 2012, JYT filed an arbitration request to claim for the penalty with respect to the termination of the sales agreement. In December 2012, the China International Economic and Trade Arbitration Commission (“CIETAC”) issued an arbitration ruling that stated JXLDK is obligated to pay a penalty in the amount of approximately US$46,668 to JYT. As a result, the Group recorded a penalty payable of US$ 46,668 and charged it to general and administrative expenses in the statement of operations for the year ended December 31, 2012.

On September 25, 2013, the Group and JYT entered into an agreement to offset part of the penalty payment with the deposit paid to JYT for equipment purchase amounting to US$18,669. As a result, the Group offset the penalty payable with the deposits for purchase of property, plant and equipment by US$ 18,669.

(13)	CAPITAL LEASE OBLIGATIONS

In December 2012, the Group sold certain newly purchased equipment and equipment pending installation (collectively “Leased Assets”) with carrying amounts of US$7,959 to third-parties (the “purchaser-lessors”) for cash consideration of US$6,284, and simultaneously entered into several 3 to 4 year contracts to lease back the Leased Assets from the purchaser-lessors. Pursuant to the terms of the contract, the Group is required to pay to the purchaser-lessors quarterly lease payments over 1-4 years and is entitled to a bargain purchase option at the end of the lease. The leases are classified as capital leases. In connection with these sale-leaseback transactions, the Group recognized a loss of approximately US$1,675 during the years ended December 31, 2012, which is deferred and amortized in the consolidated statements of operations over the useful life of the leased assets. The gross amount of plant and equipment and related accumulated depreciation recorded under capital leases are as follows:

	December 31, 2012	December 31, 2013
Plant and machinery	89,089	52,240
Less: accumulated depreciation	(16,182)	(19,986)

	72,907	32,254
Construction-in-progress – equipment pending installation	14,829	15,288

	87,736	47,542

Amortization of assets held under capital leases is included in depreciation expense.

Future minimum lease payments under capital lease obligations as of December 31, 2013 are as follows:

Year ending December 31:
2014	36,136
2015	32,155
2016	18,379
Beyond 2016	0

Total minimum lease payments	86,670
Less: Amounts representing interest (at interest rate of 18.86%)	(6,710)

Present value of minimum payments	79,960
Current portion	(34,055)

Non-current portion	45,905

(14)	CONVERTIBLE SENIOR NOTES

On April 15, 2008, the Company sold an aggregate principal amount of US$400,000 4.75% Convertible Senior Notes due 2013 (the “Convertible Senior Notes” or “Existing Note”) to Morgan Stanley & Co International plc, UBS AG, J.P. Morgan Securities Inc., Needham & Company, LLC, Cowen and Company, LLC and Lazard Capital Markets LLC (the “Initial Purchasers”). The net proceeds from the offering, after deducting offering expenses, were approximately US$388,743. The Convertible Senior Notes bear interest at a rate of 4.75% per annum payable semi-annually in arrears on April 15 and October 15 of each year beginning on October 15, 2008. The Convertible Senior Notes mature on April 15, 2013 (“maturity date”). The outstanding Convertible Senior Notes as of December 31, 2012 amounted to US$23,793.

On April 15, 2013, due to a cash flow constraint, the Company was not able to make full payments to the holders of the outstanding Convertible Senior Notes in an aggregate principal amount of US$ 23,793, plus interest of US$565, which was due and payable on their maturity date of April 15, 2013. The Company reached an agreement with a majority of holders of the Convertible Senior Notes to settle principal amount of US$22,177 by transferring cash of US$11,185, issuing new shares of the Company with a fair value of US$353, waiving principal balance of US$126 and modifying the terms of the remaining principal of US$10,513 (“modified loans”). The modified loans are no longer convertible and bear an annual interest rate ranging from 4.75% to 10.5%, and are payable within one year. The gain of the waiver of US$126 was recorded in “Gain on trouble debt restructuring” in the Group’s consolidated financial statements of operations for the year ended December 31, 2013. The 4.75% convertible senior notes consisted of the following as of December 31, 2012 and 2013:

	December 31, 2012	December 31, 2013
Equity component (1)	17,774	17,774
Liability component:
Principal	23,793	1,616
Less: debt discount, net (2)	(14)	0

Net carrying amount	23,779	1,616

– Current	23,779	1,616
– Non-current	0	0

(1)	Included in the consolidated balance sheets within additional paid-in capital.
(2)	Included in the consolidated balance sheets within convertible senior notes and is amortized over the remaining life of the 4.75% convertible senior notes.

Debt issuance costs and debt discount are amortized as interest expense using the effective interest rate method through the earliest date the holders of the Convertible Senior Notes can demand payments.

The following table set forth total interest expense recognized related to the 4.75% convertible senior notes during the years ended December 31, 2011, 2012 and 2013, respectively:

	Year ended December 31, 2011	Year ended December 31, 2012	Year ended December 31, 2013
Contractual interest incurred	6,551	1,130	330
Amortization of debt issuance costs	2,196	985	304
Amortization of debt discount	1,795	46	14

Total interest incurred	10,542	2,161	648

Effective interest rate of the liability component	10.37%	10.37%	10.37%

(15)	RMB-DENOMINATED US$-SETTLED SENIOR NOTES

On February 18, 2011 and April 11, 2011, the Company sold an aggregate principal amount of RMB 1,200,000 and RMB 500,000 10% US$-settled senior notes due 2014 (the “Senior Notes”) outside the United States pursuant to Regulation S under the United States Securities Act of 1933, as amended (the “Securities Act”). The net proceeds from the offering, after deducting the offering expenses of US$ 5,749, were approximately US$ 252,908. The Senior Notes bear interest at a rate of 10% per annum, payable semi-annually in arrears on February 28 and August 28 of each year beginning on August 28, 2011. The Senior Notes mature on February 28, 2014 (“maturity date”). The indenture (the “Indenture”) provides that the Senior Notes are unsecured and guaranteed by certain subsidiaries of the Company organized outside of the PRC (the “Subsidiary Guarantees”). On February 21, 2014, the Company filed a winding-up petition with the Grant Court of the Cayman Islands on grounds of insolvency in connection with its plan to resolve its offshore liquidity issues, including reaching a compromise of the Senior Notes that matured on February 28, 2014. See note 31.

The Indenture governing the Senior Notes restrict the Company and/or its subsidiaries from incurring additional indebtedness, as defined in the Indenture, unless (i) the Company and/or its subsidiaries are able to satisfy certain financial ratios, or (ii) the Company and/or its subsidiaries are able to incur such additional indebtedness pursuant to any of the exceptions to the financial ratio requirements, and meet other applicable restrictions as specified in the Indenture. In addition, the Indenture governing the Senior Notes includes a number of significant restrictive covenants, such as restriction on the Company’s ability, and the ability of most of its subsidiaries, to declare dividends on capital stock or purchase or redeem capital stock. For the four most recent full fiscal quarters through December 31, 2013, the “Consolidated Fixed Charge Coverage Ratio”, as defined in the indenture governing the RMB-denominated US$-settled senior notes (“Senior Notes”), is less than the required ratio of 2.5 to 1.0. As a result, the Group is not able to incur any additional indebtedness until the Group’s “Consolidated Fixed Charge Coverage Ratio” significantly improves on the basis of the Group’s four most recent full fiscal quarters unless such indebtedness falls into one of the permitted exceptions or exemptions, such as re-financing existing indebtedness.

From August 29 to September 2, 2011, the Company repurchased RMB 68,400 (US$ equivalent: US$10,709) aggregate principal amount of the Senior Notes due 2014 in the open market for a total cash consideration of US$8,223. Debt issuance costs and debt discount totaled US$240 was written-off along with the repurchase transactions. Gain of US$2,246 on the repurchase was recorded in other income.

On December 14, 2012, the Company launched a solicitation of consents to obtain the consent of holders of at least a majority in aggregate principal amount of the Senior Notes to certain proposed amendments. On December 21, 2012, the Company received the required number of unrevoked consents from holders of the Senior Notes, which was necessary to approve the proposed amendments. On December 24, 2012, a supplemental indenture giving effect to the Proposed Amendments in compliance with the conditions contained in the Indenture was executed. According to the supplemental indenture, the Company and its subsidiaries are allowed to incur additional indebtedness, subject to various terms and conditions, to enhance the Group’s ability to take necessary actions to improve its liquidity and increase its cash flow under the current market conditions.

The above debt modification was not considered as a substantial modification of debt in accordance with ASC470. No debt extinguishment gain or loss is recognized.

The Senior Notes consisted of the following as of December 31, 2012 and 2013:

	December 31, 2012	December 31, 2013
Principal	259,581	267,611
Less: debt discount, net (1)	(68)	(10)

Net carrying amount	259,513	267,601

(1)	Included in the consolidated balance sheets within RMB-denominated US$-settled senior notes and is amortized over the remaining life of the Senior Notes.

Debt issuance costs and debt discount are amortized as interest expense using the effective interest rate method through the maturity date of the Senior Notes.

The following table set forth total interest expense recognized related to the Senior Notes during the year ended December 31, 2012 and 2013:

	Year ended December 31, 2012	Year ended December 31, 2013
Contractual interest incurred	25,852	26,434
Amortization of debt issuance costs	1,866	2,123
Amortization of debt discount	53	58

Total interest incurred	27,771	28,615

Effective interest rate of the Senior Notes	11.35%	11.35%

(16)	PRC NOTES

On December 8, 2011, JXLDK sold an aggregate principal amount of RMB 500,000 PRC domestic notes due 2014 (the “Long-term PRC Notes”) to institutional investors in the PRC. The net proceeds from the offering, after deducting offering expenses, were approximately RMB 495,350 (US$ 78,616). The Long-term PRC Notes bear interest at a rate of 6.8% per annum, payable on December 8 of each year beginning on December 8, 2012. The Long-term PRC Notes mature on December 8, 2014 (“maturity date”).

The Long-term PRC Notes (the “PRC Notes”) do not contain any financial covenants or other significant restrictions.

Debt issuance costs incurred at the time of the issuance of the PRC Notes are capitalized and amortized as interest expense using the effective interest rate method through the maturity date of the PRC Notes.

The following table set forth total interest incurred recognized related to the Long-term PRC Notes during the year ended December 31, 2012 and 2013:

	Year ended December 31, 2012	Year ended December 31, 2013
Contractual interest incurred	5,403	5,492
Amortization of debt issuance costs	230	251

Total interest incurred	5,633	5,743

Effective interest rate of the Long-term PRC Notes	7.15%	7.11%

(17)	INTEREST COSTS

The following is a summary of the Group’s interest costs incurred during the years ended December 31, 2011, 2012 and 2013:

	Year ended December 31, 2011	Year ended December 31, 2012	Year ended December 31, 2013
Interest costs capitalized	33,141	4,301	0

Interest costs charged
– Interest on bank and other borrowings	157,908	204,910	187,853
– Interest on Convertible Senior Notes, RMB-denominated US$-settled Senior Notes and PRC Notes, and amortization of debt issuance costs and debt discount	31,326	39,423	35,006
– Interest expense on redeemable preferred shares	0	0	36,990
– Settlement of interest rate swap contracts	0	4,484	0
– Change of fair value of interest rate swap contracts	0	10,154	27
– Interest on Long-term payable due to Q-cells	704	0	0

Sub-total	189,938	258,971	259,876

Total interest costs	223,079	263,272	259,876

(18)	GAIN ON TROUBLE DEBT RESTRUCTURING

The Group has entered into various agreements with its suppliers to restructure its payables due to the financial difficulties the Group is experiencing. Under these agreements, the suppliers agreed to give fixed discounts and the Group agreed to settle the outstanding payables (after discounts) according to a pre-determined payment schedule or through an asset transfer. The Group recognized gains on trouble debt restructuring, amounting to US$ nil, US$ 10,510 and US$ 4,645, in “Gain on trouble debt restructuring” in the Group’s consolidated statements of operations for the years ended December 31, 2011, 2012 and 2013, respectively.

Without recognizing the gain on restructuring of payables, the Group’s basic and diluted loss per ordinary share would have increased by US$ 0.08 for the year ended December 31, 2012 and US$ 0.03 for the year ended December 31, 2013, respectively.

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

Until the Company satisfied certain conditions, including completing certain corporate actions and satisfying requirements of Cayman Islands law in relation to the repurchase of the Company’s shares, the prepaid forward contracts would be settled in cash on the final settlement date (or earlier in certain circumstances) with the Dealers delivering the Company an amount of cash equal to the product of (a) the

ADS number of 6,345,450 and (b) the weighted average price of the Company’s ADSs over a number of days specified in the Prepaid Forward Contracts. Once those conditions are satisfied, the Prepaid Forward Contracts will, from the date when such conditions are satisfied, be settled in shares with the Dealers delivering the ADSs at their discretion, in full or in part, at any time prior to May 30, 2013. The Company’s management determined that the Company satisfied all those conditions on June 17, 2008.

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

In 2013, the Dealers had delivered the 6,345,450 ADSs to the Company.

Since the Prepaid Forward Contracts require physical settlement of a fixed number of ADSs at a fixed price per ADS at the time conditions for physical settlement are met, the shares to be repurchased pursuant to the Prepaid Forward Contracts are treated as retired from June 17, 2008 through December 31, 2013 for purposes of the Company’s basic and diluted earnings (loss) per share calculations during the years ended December 31, 2011, 2012 and 2013 respectively.

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

In September 2011, Jiangxi PV Silicon Technology Co., Ltd. (“LDKPV”) was recognized by the Chinese government as an HNTE and is entitled to the preferential income tax rate of 15% from 2011 to 2013. Based on a self evaluation of LDKPV’s HNTE qualification, management determined that LDKPV is not qualified as a HNTE in both 2012 and 2013. Therefore, LDKPV was subject to income tax rate at 25% for 2012 and 2013.

HK SAR

The Company’s Hong Kong incorporated subsidiaries are subject to Hong Kong Profits Tax at 16.5% on income arising in or derived from Hong Kong. No provision for Hong Kong Profits tax was made as they sustained tax losses for each of the years ended December 31, 2011, 2012 and 2013, where applicable. The payments of dividends by Hong Kong tax residents are not subject to Hong Kong withholding tax.

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

LDK Trading Service Germany Limited (“LDK Germany Trading”), LDK German Holding Gmbh (“LDK Germany Holding”) and Sunways are incorporated in Germany and are subject to 15% corporate income tax, plus a solidarity surcharge of 5.5% on corporate income tax and a trade tax rate based on the location of the company. LDK Germany Trading and LDK German Holding are subject to an effective income tax rate of 32.98%. Sunways is subject to an effective income tax rate of 29.80%.

LDK Solar Spain S.L. is incorporated in Spain and is subject to a 30% corporate tax rate.

LDK Solar Tech, Europe, GmbH is incorporated in Switzerland and is subject to a 21.17% corporate tax rate.

The income tax expense (benefit) attributable to loss from operations, which is substantially derived from PRC sources, consists of:

	Current	Deferred	Total
Year ended December 31, 2013
PRC	4,765	22,623	27,388
U.S. Federal	648	—	648
U.S. State and Local	111	—	111
Other jurisdictions	228	694	922

	5,752	23,317	29,069

Year ended December 31, 2012
PRC	1,183	6,845	8,028
U.S. Federal	146	0	146
U.S. State and Local	25	0	25
Other jurisdictions	612	33	645

	1,966	6,878	8,844

Year ended December 31, 2011
PRC	34,436	(26,476)	7,960
U.S. Federal	279	0	279
U.S. State and Local	48	0	48
Other jurisdictions	954	(5,100)	(4,146)

	35,717	(31,576)	4,141

Loss before income taxes of the Group consist of the following:

	Year ended December 31, 2011	Year ended December 31, 2012	Year ended December 31, 2013
PRC operations	(540,245)	(776,361)	(1,423,575)
U.S. operations	(1,318)	(23,904)	(33,878)
Other foreign operations	(63,250)	(242,950)	(150,689)

Total	(604,813)	(1,043,215)	(1,608,142)

The actual income tax expense differed from the amounts computed by applying the PRC statutory income tax rate of 25% to loss before income taxes as a result of the following:

	Year ended December 31, 2011		Year ended December 31, 2012		Year ended December 31, 2013
Loss before income taxes	(604,813)		(1,043,215)		(1,608,142)

Computed income tax benefit	(151,203)	25%	(260,804)	25%	(402,035)	25%
Effect of tax rate differential for entities in non-PRC jurisdictions	30,156	(5%)	517	(0%)	32,948	(2%)
Change in tax rate	1,687	0%	(3,355)	0%	0	0%
Non-deductible expenses
Share-based compensation	2,482	(1%)	2,278	(0%)	1,953	(0%)
Others	47	(0%)	1,888	(0%)	5,404	(0%)
50% additional deduction of R&D expense	(5,297)	1%	(1,048)	0%	(488)	0%
Change in valuation allowance	174,269	(29%)	261,879	(25%)	391,287	(24%)
Tax effect on transfer of equity interests within the Group	(44,332)	7%	0	0%	0	0%
Taxable investment income	0	0%	4,510	(0%)	0	0%
Withholding tax on undistributed earnings of PRC subsidiaries	(3,788)	1%	0	0%	0	0%
Others	120	0%	2,979	(0%)	0	0%

Actual income tax expense	4,141	(1%)	8,844	(1%)	29,069	(2%)

The Group did not enjoy any tax holiday for the years ended December 31, 2011, 2012 and 2013.

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are presented below:

	December 31, 2012	December 31, 2013
Deferred income tax assets:
Inventories write-down	27,448	16,235
Impairment loss on property, plant and equipment	20,649	204,104
Impairment loss on investment in associates	—	4,671
Provision for accounts receivable, prepayments to suppliers and other assets	34,551	67,649
Provision for loss on firm purchase commitment	7,047	0
Accruals	8,657	12,757
Capital lease obligation	1,417	1,096
Deferred revenue	23,456	28,148
Net operating loss carry forwards	345,174	534,294
Government subsidy	10,487	10,811
Derivative financial instruments	1,867	1,255
Write-down on assets held for sale	18,545	0

Total gross deferred income tax assets	499,298	881,020
Less: valuation allowance	(459,503)	(865,010)

Deferred income tax assets , net of valuation allowance	39,795	16,010

Deferred income tax liabilities:
– Interest capitalized in relation to plant and equipment	(9,421)	(9,166)
– Property, plant and equipment	(1,886)	(1,736)
– Change in fair value of available-for-sale investment	(1,078)	(1,225)
– Investment in an associate	(852)	(310)

Total gross deferred income tax liabilities	(13,237)	(12,437)

Net deferred income tax asset	26,558	3,573

Classification on consolidated balance sheets:
Deferred income tax assets:
– Current	8,667	215
– Non-current	20,529	4,059
Deferred income tax liability:
– Current	0	(486)
– Non-current	(2,638)	(215)

The following table presents the movement of the valuation allowance for deferred tax assets:

	Year ended December 31, 2011	Year ended December 31, 2012	Year ended December 31, 2013
Beginning balance	5,872	196,994	459,503
Addition during the year	174,269	261,879	391,287
Acquisition of a subsidiary	13,405	0	0
Disposal of a subsidiary	0	0	(3,506)
Foreign currency translation adjustment	3,448	630	17,726
Ending balance	196,994	459,503	865,010

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. As of December 31, 2013, the valuation allowance of US$865,010 was related to the deferred income tax assets of certain continuous loss making subsidiaries. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management considers the scheduled reversal of deferred income tax liability, projected future taxable income and tax planning strategies in making this assessment.

Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible or can be utilized, and taking into account the availability of the tax planning strategies, management believes it is more likely than not that the Group will realize the benefits of these deductible differences, net of the valuation allowance, as of December 31, 2012 and 2013. To fully utilize the net deferred income tax asset, future taxable income of approximately US$14,288 will need to be generated by certain subsidiaries. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income of certain subsidiaries are reduced.

As of December 31, 2013, the Group has tax loss carry forwards of approximately US$2,270,598 relating to certain PRC and overseas subsidiaries. Tax losses of the PRC subsidiaries amounted to US$1,827,806 as of December 31, 2013, of which US$ 344, US$4,756 , US$457,218, US$639,110 and US$726,378 will expire by the end of 2014, 2015, 2016, 2017 and 2018 respectively if unutilized. Tax losses of HK subsidiaries of US$205,206 as of December 31, 2013 can be utilized indefinitely.

The CIT Law and its relevant regulation impose a 10% withholding income tax for dividends distributed by the PRC subsidiaries to the Company for distribution of earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. As the PRC subsidiaries suffered accumulated loss as of December 31, 2013, the Company did not have any undistributed earnings.

As of January 1, 2011 and for each of the three years ended December 31, 2011, 2012 and 2013, the Group has no unrecognized tax benefits relating to uncertain tax positions. Also, management does not expect that the amount of unrecognized tax benefits will increase significantly within the next 12 months.

The Group’s subsidiaries file their income tax returns in the PRC, Hong Kong, United States and European Union. According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation extends to five years under special circumstances, where the underpayment of taxes is more than RMB 100 thousand (US$ 15). In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Group’s operating subsidiaries in the PRC for the years ended December 31, 2005 through 2013 are open to examination by the PRC state and local tax authorities. The income tax returns of LDK International are open to audit for the years ended December 31, 2008 through 2013 under the statute of limitation established by the Hong Kong Inland Revenue Ordinance.

The PRC tax system is subject to substantial uncertainties. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Group’s PRC entities to substantial PRC taxes in the future.

(21)	COMMITMENTS AND CONTINGENCIES

(a)	Capital commitments

Capital commitments outstanding at December 31, 2012 and 2013 not provided for in the consolidated financial statements were as follows:

	December 31, 2012	December 31, 2013
Purchase of property, plant and equipment	253,200	231,198

(b)	Contingencies

The CIETAC stated that the wafer supply contracts entered into in October 2007 and June 2008 between the Group, Canadian Solar Inc. (“CSI”) and its China-based subsidiary were valid and effective through their respective term under the terms and conditions related to quantities and prices as set forth therein. On December 12, 2012, the CIETAC stated that by virtue of the arbitration proceedings, CSI needed to pay the Group an amount of approximately RMB 248,904 (US$39,551), consisting of advance payment of RMB 60,000 (US$9,534) and penalty of RMB 188,904 (US$30,017) to compensate the Group for the loss of profitability.

The Group recognized a contract cancellation revenue of US$9,534 in 2012, for which payment had been received. Since it is uncertain that the penalty amount can be realized, no contingent asset is recognized in respect of the remaining amount of US$30,017 in the consolidated financial statements as of December 31, 2012 and 2013.

(22)	ORDINARY SHARES

In June 2008 and November 2010, the Company issued 750,000 and 1,500,000 ordinary shares respectively to a third party service company in preparation for any future exercise of share options. Ordinary shares held by the service company are reduced when share options are exercised by employees. As these ordinary shares are held by this service company on behalf of the Company and do not contain any voting and dividend rights, they are considered as issued but not outstanding shares and have been excluded in the number of outstanding ordinary shares and the EPS figures as disclosed in the consolidated financial statements as of and for the years ended December 31, 2011, 2012 and 2013. Ordinary shares held by the service company were 1,393,362, 341,645 and 341,645 ordinary shares as at December 31, 2011, 2012 and 2013 respectively.

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

On September 19, 2011, the Group privately issued and placed 4,374,315 ADSs, representing 4,374,315 ordinary shares at a price of US$5.8958 per share, to LDK New Energy Holding Limited (“LDK New Energy”), the controlling shareholder of the Company, raising an aggregate of US$ 25,790.

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

In February 2013, the Company privately issued and placed 5,000,000 ADSs, representing 5,000,000 ordinary shares, at a price of US$ 1.83 per ADS, to Fulai Investments Limited. (“Fulai”), a private company incorporated and existing under the laws of the British Virgin Islands, raising approximately US$9,150.

In March 2013, the Company privately issued and placed 12,000,000 ADSs, representing 12,000,000 ordinary shares, at a price of US$ 1.28 per ADS, to Fulai, raising approximately US$15,360.

In May 2013, the Company issued 312,598 ADSs, representing 312,598 ordinary shares, at a price of US$ 1.19 per ADS, to Barclays Capital Inc., a holder of Convertible Senior Notes, for partial settlement of the Convertible Senior Notes it held (Note 14).

In June 2013, the Company issued and placed 25,000,000 ADSs, representing 25,000,000 ordinary shares, at a price of US$ 1.03 per ADS, to Fulai, raising approximately US$25,750.

(23)	STATUTORY RESERVE

Under the Law of the PRC on Enterprises with Wholly Owned Foreign Investment, the Company’s subsidiaries in the PRC are required to allocate at least 10% of their after tax profits, after making good of accumulated losses as reported in their PRC statutory financial statements, to the general reserve fund and have the right to discontinue allocations to the general reserve fund if the balance of such reserve has reached 50% of their registered capital. As of December 31, 2012 and 2013, the Company’s subsidiaries had allocated US$ 75,780 and US$ 75,780, respectively, to the general reserve fund.

(24)	SHARE BASED COMPENSATION

On July 31, 2006, the Company adopted the 2006 Stock Incentive Plan (the “Plan”) to recognize and acknowledge the contributions the eligible participants made to the Company and to the business. As of December 31, 2013, options to purchase up to 20,113,890 ordinary shares are authorized under the Plan. Share options are granted at an exercise price more than or equal to the stock’s fair value at the date of grant and have a term of three to five years. Generally, share option granted vest over 3 to 5 years from date of grant while certain options granted vest immediately.

The fair value of the option award is estimated on the date of grant using a lattice-based option valuation model, which incorporates ranges of assumptions for inputs as noted in the following table. In 2011, the Company’s calculation of expected volatility was based on the implied volatility of the Company as of the grant date. In 2012 and 2013, the Company’s calculation of expected volatility was based on the historical volatility of the Company as of the grant date. The Company uses historical data to estimate employee termination within the valuation model. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The employees that were granted the share options are expected to exhibit the same behavior. Since the share options once exercised will primarily trade in the U.S. capital market and there was no comparable PRC zero coupon rate, the risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury Note as of the grant date.

	2011	2012	2013
Expected volatility	58.88%~ 63.96%	97.50%	96.80%
Expected dividends	0%	0%	0%
Expected term	5.51~ 6.95 years	4.17~4.89 years	7.36 years
Risk-free interest rate	3.02%~3.66%	2.68%~3.04%	3.23%
Estimated fair value of underlying ordinary shares	US$3.79~US$7.84	US$4.00~US$4.24	US$1.08
Weighted-average fair value of underlying ordinary shares	US$7.07	US$4.16	US$1.08

A summary of the non-cash share based compensation expenses for the years ended December 31, 2011, 2012 and 2013 is as follows:

	Year ended December 31, 2011	Year ended December 31, 2012	Year ended December 31, 2013
Costs of goods sold	1,881	1,323	1,531
General and administrative expenses	7,260	6,669	4,915
Selling expenses	126	189	197
Research and development costs	660	723	827

Total non-cash share based compensation expenses	9,927	8,904	7,470

No non-cash share-based compensation expense was incurred for the years ended December 31, 2011, 2012 and 2013 respectively in respect of share options granted to non-employees.

A summary of options for the years ended December 31, 2011, 2012 and 2013 is presented below:

	Employees	Non- employees	Number of total share option	Weighted average exercise price per share		Weighted average remaining contractual term	Aggregate intrinsic value
For the year ended December 31, 2011
Outstanding as of December 31, 2010	11,115,118	30,000	11,145,118	US$	8.8

Granted during 2011	665,700	0	665,700	US$	10.77
Exercised	(1,021,717)	(30,000)	(1,051,717)	US$	4.51
Forfeited or cancelled	(1,269,816)	0	(1,269,816)	US$	9.59
Outstanding as of December 31, 2011	9,489,285	0	9,489,285	US$	9.31	6.64 years	0

	Employees	Non- employees	Number of total share option	Weighted average exercise price per share		Weighted average remaining contractual term	Aggregate intrinsic value
For the year ended December 31, 2012
Outstanding as of December 31, 2011	9,489,285	0	9,489,285	US$	9.31

Granted during 2012	3,909,973	0	3,909,973	US$	5.63
Exercised	0	0	0		0
Forfeited or cancelled	(4,729,150)	0	(4,729,150)	US$	10.99
Outstanding as of December 31, 2012	8,670,108	0	8,670,108	US$	6.73	7.91 years	0

	Employees	Non- employees	Number of total share option	Weighted average exercise price per share		Weighted average remaining contractual term	Aggregate intrinsic value
For the year ended December 31, 2013
Outstanding as of December 31, 2012	8,670,108	0	8,670,108	US$	6.73

Granted during 2013	8,374,550	0	8,374,550	US$	1.50
Exercised	0	0	0		0
Forfeited or cancelled	(7,480,414)	0	(7,480,414)	US$	6.31
Outstanding as of December 31, 2013	9,564,244	0	9,564,244	US$	2.48	9.14 years	0

Vested or expected to vest as of December 31, 2013	9,346,554	0	9,346,554	US$	2.50	9.13 years	0

Exercisable as of December 31, 2013	870,508	0	870,508	US$	7.89	6.21 years	0

There were no share options exercised in 2012 and 2013.

The Company reduced the exercise price and extended the vesting period of 5,424,800 outstanding share options held by employees in 2013. The total incremental value as a result of the modification amounted to US$2,105 in 2013, which is recognized ratably over the remaining requisite service period of 3 years from the date of modification. The modified share options were included in the number of share options granted and number of share options forfeited or cancelled for the year ended December 31, 2013.

As of December 31, 2013, there was US$17,126 (2012: US$25,622) of total unrecognized compensation cost related to unvested share options. This cost is expected to be recognized over a weighted average period of approximately 2.15 years (2012: 2.86 years). Cash received from the exercise of options under the share option plans during 2011, 2012 and 2013 was US$4,745, US$ nil and US$ nil, respectively.

(25)	LOSS PER SHARE

The computation of basic and diluted loss per share is as follows:

	Year ended December 31, 2011	Year ended December 31, 2012	Year ended December 31, 2013
Numerator used in basic loss per share
Net loss attributable to LDK Solar CO., Ltd. shareholders	(620,869)	(970,971)	(1,610,068)
Accretion to redemption value of redeemable non-controlling interests	(34,590)	(153,984)	(33,077)

Net loss available to LDK Solar CO., Ltd. shareholders	(655,459)	(1,124,955)	(1,643,145)

Shares (denominator):
Weighted average number of ordinary shares outstanding used in computing basic loss per share	133,806,940	130,492,366	178,930,738

Loss per share – basic	(4.90)	(8.62)	(9.18)

Loss per share – diluted	(4.90)	(8.62)	(9.18)

The computation of basic and dilutive loss per share for the years ended December 31, 2011, 2012 and 2013 reflects a reduction of the weighted average of 6,345,450 ordinary shares deemed to have been retired as a result of the Prepaid Forward Contracts (see Note 19).

During the year ended December 31, 2013, the Group’s dilutive potential ordinary shares outstanding consist of convertible senior notes and share options. The computation of diluted loss per share for the year ended December 31, 2013 did not assume conversion of the convertible senior notes because, when applying the as-if converted method, the effect of the 41,133 ordinary shares issuable upon conversion of the convertible senior notes under the conversion terms of the convertible senior notes agreements was anti-dilutive. In computing diluted loss per share for the year ended December 31, 2013, there was no dilutive effect of outstanding share options of 9,564,244 by applying the treasury stock method because the impact was anti-dilutive.

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

The following table summarizes the Company’s revenues generated from each segment:

		Year Ended December 31, 2011
	Polysilicon segment	Other PV products segment	Elimination	Total
Net sales	599,208	2,012,180	(453,575)	2,157,813
Depreciation	(99,423)	(112,099)	0	(211,522)
Inventory write-downs	(743)	(304,432)	0	(305,175)
Gross profit (loss)	208,972	(81,179)	(167,454)	(39,661)

		Year Ended December 31, 2012
	Polysilicon segment	Other PV products segment	Elimination	Total
Net sales	85,662	837,367	(60,147)	862,882
Depreciation	(108,367)	(136,306)	0	(244,673)
Inventory write-downs	(757)	(180,143)	0	(180,900)
Gross loss	(113,551)	(265,960)	26,919	(352,592)
Impairment loss on property, plant and equipment	(43,429)	(65,598)	0	(109,027)

		Year Ended December 31, 2013
	Polysilicon segment	Other PV products segment	Elimination	Total
Net sales	1,179	597,597	(530)	598,246
Depreciation	(123,087)	(90,642)	0	(213,729)
Inventory write-downs	(8,371)	(62,336)	0	(70,707)
Gross loss	(114,687)	(119,266)	7,603	(226,350)
Impairment loss on property, plant and equipment	(402,308)	(353,931)	0	(756,239)

The following table summarizes the Group’s net revenues, based on the geographic location of the customers:

	Year ended December 31, 2011	Year ended December 31, 2012	Year ended December 31, 2013
Mainland China	833,387	275,625	292,694
Europe	619,531	290,671	99,043
Asia Pacific excluding mainland China	571,325	221,940	161,254
North America	133,570	74,646	45,255

Total net revenue	2,157,813	862,882	598,246

Significant concentrations

The carrying amounts of cash and cash equivalents, pledged bank deposits, trade accounts receivable, prepayments and other current assets represent the Group’s maximum exposure to credit risk in relation to financial assets. As of December 31, 2013, substantially all of the Group’s cash and cash equivalents and pledged bank deposits were held in major financial institutions located in the mainland China, the Hong Kong Special Administrative Region, European Union and USA, which management believes have high credit ratings. As of December 31, 2013, cash and cash equivalents and pledged bank deposits held in mainland China, Hong Kong, European and USA financial institutions amounted to US$150,370 in total and were denominated in the following currencies:

	US$	EUR€	RMB	HKD
	(000’s)	(000’s)	(000’s)	(000’s)
In mainland China	2,045	45	865,069	0
In Hong Kong	139	364	2	87
In USA	3,293	0	0	0
In European Union	0	1,757	26	0

Total in original currency	5,477	2,166	865,097	87

US$ equivalent	5,477	2,991	141,891	11

	December 31, 2012
	US$	EUR€	RMB	HKD
	(000’s)	(000’s)	(000’s)	(000’s)
In mainland China	508	193	1,540,214	0
In Hong Kong	3,220	3,328	19	100
In USA	18,703	0	0	0
In European Union	0	8,436	0	0

Total in original currency	22,431	11,957	1,540,233	100

US$ equivalent	22,431	15,823	245,046	13

There were no customers that directly or indirectly contributed, on an individual basis, 10% or more of total revenue for the years ended December 31, 2011, 2012 and 2013.

A significant portion of the Company’s outstanding accounts receivables is derived from sales to a limited number of customers. As of December 31, 2012 and 2013, outstanding accounts receivable with individual customer in excess of 10% of total accounts receivables is as follows:

	December 31, 2012	December 31, 2013
Customer A	7,951	8,197
Customer B	16,235	0

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

In order to secure stable supply of polysilicon and other raw materials, the Group makes prepayments to certain suppliers. Such amounts are recorded as prepayments to suppliers on the consolidated balance sheets and the net balance amounted to US$30,696 as of December 31, 2013 (2012: US$26,380). The Group makes the prepayments without receiving collateral for such payments. As a result, the Group’s claims for such prepayments would rank only as an unsecured claim, which exposes the Group to the credit risks of the suppliers. A provision for doubtful recoveries of US$70,459, US$8,435 and US$3,185 for prepayments to suppliers was made for the years ended December 31, 2011, 2012 and 2013, respectively. As of December 31, 2012 and 2013, outstanding prepayments to individual suppliers in excess of 10% of total prepayments to suppliers, net are as follows:

	December 31, 2012	December 31, 2013
Supplier A	195	5,075
Supplier B	11,392	0
Supplier C	0	4,865

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

Solar energy application requires significant initial capital investment. Industry demand for solar energy products depends on the availability of financing to downstream customers. The Group’s business and results of operations were adversely affected by the global economy slowdown, European debt crisis in 2012 and U.S. determination on anti-dumping and countervailing duties together with EU initiation of anti-dumping investigation, which led to volatility in security prices, severely diminished liquidity and credit availability. Severe erosion on average selling price of the Group’s products was witnessed from the second quarter of 2011. This sustainable growth in solar energy market therefore has great uncertainty as the ultimate stabilization of global economy is uncertain under the current macroeconomic market. Demand for the Group’s products might fluctuate if solar industry end-customers are not able to finance PV systems at a competitive cost.

The Group cannot assure that there will be no further deterioration of the global credit condition and any resulting effects of changes, including those described above, may have a material and adverse effect on the Group’s business, results of operations and financial condition in 2014.

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

For the periods presented, in addition to the guarantees and security provided by related parties for the Group’s bank borrowings in Note (10), the principal related party transactions and amounts outstanding with the related parties are summarized as follows:

	Year ended December 31, 2011	Year ended December 31, 2012	Year ended December 31, 2013
Purchases of inventories from Best Solar (note a)	0	1,434	0
Purchase of buildings, plant and land use rights from Best Solar (note a)	61,574	0	0
Sales of PV project to Best Solar (note a)	723	2,281	0
Purchases of low value consumables from a related party (note b)	573	652	1,021
Purchases of auxiliary from a related party (note c)	11,142	3,056	69
Purchases of crucibles from an associate (note d)	18,116	6,220	6,722
Transfer of equity interest of a subsidiary to an associate (note d)	0	25,455	4,584
Sales of PV products to Shunfeng (note e)	0	0	34,296
Purchase of PV products from Shunfeng (note e)	0	0	10,072
Sales of modules to Hanky Weiye (note f)	0	0	6,466
Sales of modules and other PV products to Geermu Hydropower (note g)	36,526	951	0
Payment on behalf of a related party (note h)	0	3,774	0
Payment made by a related party on behalf of the Group (note i)	0	18,164	0

(a)	Best Solar Co., Ltd. (“Best Solar”), an exempted company incorporated with limited liability under the laws of the Cayman Islands is wholly owned by LDK New Energy, a shareholder of the Company.

The Group purchased the crystalline modules of US$ nil, US$ 1,434 and US$ nil from Best Solar during the years ended December 31, 2011, 2012 and 2013.

The Group purchased buildings, plant and land use rights of US$61,574 for module production from Best Solar during the year ended December 31, 2011.

The Group sold PV projects of US$723 and US$2,281 to Best Solar during the years ended December 31, 2011 and 2012 respectively.

The Group settled the payable due to Best Solar related to the purchased buildings, plant and land use rights, amounting to US$11,989 during the year ended December 31, 2012.

The outstanding amounts due from Best Solar as of December 31, 2012 and 2013 were US$19,320 and US$35,083 respectively. The outstanding amounts due to Best Solar as of December 31, 2012 and 2013 were US$ nil and US$23,349 respectively.

The Group recognized a provision for doubtful recoveries of receivable from Best Solar of US$7,087 during the year ended December 31, 2013, which is included in general and administrative expenses in the Group’s consolidated statements of operations.

(b)	The Group purchased low value consumables from Jiangxi Liouxin Industry Co., Ltd., (“JXLXI”) which is a company controlled by Mr. Peng, amounting to US$573, US$652 and US$1,021 during the years ended December 31, 2011, 2012 and 2013 respectively. The outstanding amount due to JXLXI was US$952 and US$963 as of December 31, 2012 and 2013 respectively.

(c)	The Group purchased auxiliary materials of US$11,142, US$3,056 and US$69 from Saiwen Industry (Suzhou) Co., Ltd., (“SZSW”), a company controlled by Mr. Peng, during the years ended December 31, 2011, 2012 and 2013 respectively. The outstanding amount due to SZSW was US$ nil and US$ 3,741 as of December 31, 2012 and 2013 and due from SZSW was US$763 and US$ nil as of December 31, 2012 and 2013.

(d)	JXLDK purchased crucibles from Sinoma, which is an equity method investee of JXLDK, amounting to US$18,116, US$6,220 and US$6,722 during the years ended December 31, 2011, 2012 and 2013 respectively.

In 2012, the Group transferred 100% equity interest of GE ER MU LDK Solar Power Co., Ltd. (“LDK GRM”) to Sinoma for a consideration of US$25,455. The Group and Sinoma agreed to settle the consideration through off-setting the Group’s payable balance due to Sinoma of US$14,110 with the remaining amount of US$11,345 recorded as advance payments for future purchase of crucibles. In 2013, the Group and Sinoma entered into an amendment agreement to reduce the consideration by US$4,584.

The outstanding amount due to Sinoma was US$ nil and US$5,013 as of December 31, 2012 and 2013 and due from Sinoma was US$ 11,345 and US$2,898 as of December 31, 2012 and 2013.

(e)	Mr. Kin-Ming Cheng, the wholly owner of Fulai, is a major shareholder of Shunfeng Photovoltaic International Limited and its affiliates (“Shunfeng”).

The Group sold wafers and modules to Shunfeng amounting to US$34,296 during the year ended December 31, 2013.

The Group purchased cells from Shunfeng, amounting to US$10,072 during the year ended December 31, 2013.

The outstanding amount due to Shunfeng was US$ nil and US$10,827 as of December 31, 2012 and 2013 and due from Shunfeng was US$ nil and US$14,537 as of December 31, 2012 and 2013.

(f)	Hanky Weiye is a wholly owned subsidiary of Hanky Group, which is a major shareholder of HRX.

The Group sold wafers to Hanky, amounting to US$6,466 during the year ended December 31, 2013.

The outstanding amount due from Hanky was US$ nil and US$5,819 as of December 31, 2012 and 2013.

(g)

The Group sold module and other PV products of US$36,526, US$951 and US$ nil to Geermu Hydropower, which is an equity method investee of LDK Solar Power Technology (Xinyu) Engineering Co., Ltd., during the years ended December 31, 2011, 2012 and 2013. The outstanding amount due from Geermu Hydropower was US$38,805, US$3,892 and US$ nil as of December 31, 2011, 2012 and 2013.

(h)	The Group paid US$3,774 for the PV project construction on behalf of Century Solar Jewel Investments S.A. (“Century”), which is an equity method investee of LDK Europe during the year ended December 31, 2012. The outstanding amount due from Century was US$ 3,774 and US$ nil as of December 31, 2012 and 2013.

The Group recognized a provision for doubtful recoveries of receivable from Century of US$4,126 during the year ended December 31, 2013, which is included in general and administrative expenses in the Group’s consolidated statements of operations.

(i)	Heng Rui Xin Energy Co., Ltd. (“HRX”), a PRC company, is a shareholder of the Company.

HRX paid US$18,164 and US$ nil for the miscellaneous expense on behalf of JXLDK during the years ended December 31, 2012 and 2013. The outstanding amount due to HRX was US$ 18,164 and US$ 13,989 as of December 31, 2012 and 2013. The outstanding amount due from HRX was US$ nil and US$ 726 as of December 31, 2012 and 2013.

(j)	The outstanding amount due from LDK New Energy Holding Limited (“LDK New Energy”), a company incorporated and existing under the laws of the British Virgin Islands and wholly owned by Mr. Peng, was US$ 5,000 and US$ 6,935 as of December 31, 2012 and 2013.

(k)	In addition to the above, certain of the Group’s executives and employees exercised share options which vested in 2007, 2008, 2010 and 2011. Pursuant to the PRC tax regulations, the income derived from the exercise of the share options is subject to individual income tax, which should be withheld by the Group from these executives and employees for payment to the PRC tax authorities. The Group had an outstanding receivable from these executives and employees of US$46,476 and US$4,522 as of December 31, 2012 and 2013 respectively in relation to the individual income tax liabilities arising from the exercise of share options by these executives and employees, which are included in other current assets.

The Group recognized a provision for doubtful recoveries of receivable from these existing or former executives and employees of US$1,314, US$ nil and US$9,793 during the year ended December 31, 2011, 2012 and 2013, which is included in general and administrative expenses in the Group’s consolidated statements of operations.

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

For the year ended December 31, 2013, US$ nil (2012: US$ nil; 2011: US$17,505) were appropriated from retained earnings and set aside for the statutory reserve by the Company’s subsidiaries in the PRC.

As a result of these PRC laws and regulations, the Company’s subsidiaries in the PRC are restricted in its ability to transfer a portion of its net assets to either in the form of dividends, loans or advances, which consisted of paid-up capital and statutory reserve amounting to US$ 1,523,098 as of December 31, 2013 (2012: US$1,523,098).

The following presents condensed unconsolidated financial information of the Parent Company only.

Condensed Balance Sheets

	December 31, 2012	December 31, 2013
Cash and cash equivalents	18	32
Due from other affiliates	19,561	0
Due from subsidiaries	142,408	45,759
Other receivables	250	866
Investment in subsidiaries	439,996	0
Dividend receivable	81,257	0
Debt issuance costs	2,750	374

Total assets	686,240	47,031

Accrued expenses and other payables	12,418	51,011
Borrowings	36,128	32,117
Convertible senior notes	23,779	1,616
RMB-denominated US$-settled senior notes	259,513	267,601
Guarantee obligation of a subsidiary’s redeemable preferred shares	0	387,816
Financial support guarantee obligation to a subsidiary	0	27,444
Due to subsidiaries	836,955	764,603
Due to other affiliates	0	21,871
Deferred revenue	1,793	1,480

Total liabilities	1,170,586	1,555,559

Ordinary shares	15,883	20,114
Additional paid-in capital	779,757	833,464
Accumulated other comprehensive income	212,715	216,883
Accumulated deficit	(1,492,701)	(2,578,989)

Total equity	(484,346)	(1,508,528)

Total liabilities and equity	686,240	47,031

Condensed Statements of operations

	Year ended December 31, 2011	Year ended December 31, 2012	Year ended December 31, 2013
Revenue	4,534	0	0
General and administrative expenses	(13,667)	(4,910)	(98,651)
Provision for financial support guarantee to a subsidiary	0	0	(27,444)
Provision for guarantee obligation of a subsidiary’s redeemable preferred shares	0	0	(387,816)
Interest income	65	0	0
Interest expense and amortization of convertible senior notes and RMB-denominated US$-settled senior notes issuance costs and debt discount	(30,508)	(31,758)	(31,204)
Foreign currency exchange loss, net	(10,871)	(692)	(8,569)
Others	4,836	0	124

Loss before income tax and equity in loss from subsidiaries	(45,611)	(37,360)	(553,560)
Equity in loss from subsidiaries	(609,848)	(1,087,595)	(532,728)
Income tax expense	0	0	0

Net loss	(655,459)	(1,124,955)	(1,086,288)

Condensed Statements of Cash Flows

	Year Ended December 31, 2011	Year Ended December 31, 2012	Year ended December 31, 2013
Cash flows from operating activities
Net loss	(655,459)	(1,124,955)	(1,086,288)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Provision for doubtful recovery of amount due from subsidiaries and other affiliates	0	0	63,326
Amortization of convertible senior notes issuance costs and debt discount	5,456	2,950	2,499
Provision for financial support guarantee to a subsidiary	0	0	27,444
Provision for guarantee obligation of a subsidiary’s redeemable preferred shares	0	0	387,816
Equity in loss from subsidiaries	609,848	1,087,595	532,728
Compensation revenue	(4,534)	0	0
Gains on repurchase of convertible senior notes and RMB-denominated US$-settled senior notes	(4,831)	0	(125)
Others	0	629	7,979
Changes in operating assets/liabilities:
Due from subsidiaries	(53,515)	(35,794)	(32,696)
Due from an affiliate	(25,775)	0	0
Due to subsidiaries	47,223	35,617	34,442
Other assets/liabilities	6,895	(1,246)	(273)
Accrued expenses and other payables	0	0	38,673

Net cash used in operating activities	(74,692)	(35,204)	(24,475)

Cash flows from investing activities
Investment in subsidiaries	(377,015)	0	0

Net cash used in investing activities	(377,015)	0	0

Cash flows from financing activities
Proceeds from related party borrowings	447,286	0	0
Proceeds from bank borrowings	29,800	12,568	0
Payment of bank borrowings	0	(6,240)	(14,586)
Proceeds from issuance of ordinary shares	167,329	21,765	0
Payment of expenses relating to issuance of ordinary shares and convertible senior notes and RMB-denominated US$-settled senior notes	(5,749)	0	0
Payment of repurchase of ordinary shares	(110,559)	0	0
Proceeds from issuance of RMB-denominated US$-settled senior notes	258,657	0	0
Proceeds from private placements of ordinary shares	25,790	0	50,260
Payment for repurchase of RMB-denominated US$-settled senior notes	(8,223)	0	0
Payment of partial settlement of convertible senior notes	(364,765)	0	(11,185)

Net cash provided by financing activities	439,566	28,093	24,489

Effect of foreign currency exchange rate changes on cash and cash equivalents	10,614	0	0
Net increase (decrease) in cash and cash equivalents	(1,527)	(7,111)	14
Cash and cash equivalents at beginning of year	8,656	7,129	18

Cash and cash equivalents at end of year	7,129	18	32

(29)	FAIR VALUE MEASUREMENTS

Management used the following methods and assumptions to estimate the fair value of financial instruments at the relevant balance sheet date:

•	Short-term financial instruments (cash equivalents, pledged bank deposits, trade accounts receivable and payable, bills receivable and payable, short-term bank borrowings, and accrued liabilities) – cost approximates fair value because of the short maturity period.

•	Long-term bank borrowings – fair value is based on the amount of future cash flows associated with each debt instrument discounted at the Group’s current borrowing rate for similar debt instruments of comparable terms. The carrying values of the long-term borrowings approximate their fair values as all the long-term debt carries variable interest rates which approximate rates currently offered by the Company’s bankers for similar debt instruments of comparable maturities.

•	RMB-denominated US$-settled senior notes – the estimated fair value was US$60,547 as of December 31, 2013 and was based on the quoted market price in an active market.

•	Long-term PRC notes – the estimated fair value was US$72,398 as of December 31, 2013 and was based on the quoted market price in an active market.

•	Available-for-sale equity security of JYT – fair value is based on the quoted price of the share of JYT and adjusted by a 10% discount to reflect the sale restriction.

•	Interest rate swap contracts – fair value is based on the quotation from financial institution.

The table below presents the assets and liabilities measured at fair value on a recurring basis as of December 31, 2013, segregated by the level in the fair value hierarchy within which those measurements fall.

	Carrying amount at December 31, 2013	Fair value at December 31, 2013	Fair value measurements using
			Level 1	Level 2	Level 3
Asset:
Available-for-sale equity security of JYT	9,684	9,684	0	9,684	0
Liability:
Interest rate swap contracts	6,288	6,288	0	6,288	0

The following table presents fair value measurements of assets and liabilities that are measured at fair value on a nonrecurring basis as of December 31, 2013:

Description	Year ended December 31, 2013	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total gains (losses)
Investments in associates	7,578	0	0	7,578	(6,630)

(30)	DERIVATIVE FINANCIAL INSTRUMENTS

The Group is exposed to certain risks relating to its ongoing business operation in the PRC. The primary risks are foreign currencies risks and interest rate risks, which are managed by using derivative instruments.

The Company’s principal operating subsidiaries are located in the PRC with the Renminbi being their functional currency. The Company’s PRC operating subsidiaries make sales, purchases and capital expenditures and obtain bank borrowings in currencies other than Renminbi, which primarily are in U.S. dollars. Historically, the required payments in U.S. dollars resulting from purchases, capital expenditure and bank borrowings have exceeded receipts in U.S. dollars resulting from sales. Any appreciation of the U.S. dollar against the Renminbi will generally result in foreign exchange losses and adversely affect the Group’s net income. With an aim to reduce its risk exposure, the Company will, on a selected basis, enter into forward contracts with the same financial institutions to forward purchase U.S. dollars when it obtains certain bank borrowings denominated in U.S. dollars through its PRC operating subsidiaries. During the year ended December 31, 2013, the Group did not enter into any foreign exchange forward contracts.

The Group’s exposure to the risk of changes in market interest rates primarily relates to its bank borrowings. To finance its business operation and expansion, the Company’s PRC operating subsidiaries will obtain short-term and long-term bank borrowings. As of December 31, 2013, the Group had outstanding bank borrowings of US$2,525,427 in total, of which US$1,803,097 carry variable interest rates with effective interest rates ranging from 3.6429% to 7.7550% per annum as of December 31, 2013. Interest expenses on these bank borrowings may increase as a result of change in market interest rates. With an aim to reduce its interest rate exposure, the Group will, from time to time, enter into interest rate swap contracts with financial institutions in the PRC. As of December 31, 2013, the Group had an outstanding interest rate swap contract with notional amount of US$100,000.

The derivative instruments relating to the interest rate swap contracts entered by the Group did not meet the conditions specified to qualify for hedge accounting. These derivative financial instruments are initially recognized in the balance sheet at fair value and subsequently re-measured to their fair value with changes in fair value included in determination of net income (loss).

The location and fair value amounts of derivative instruments reported in the consolidated balance sheets as of December 31, 2012 and 2013 are as follows:

	Asset derivatives				Liability derivatives
	December 31, 2012		December 31, 2013		December 31, 2012		December 31, 2013
	Balance sheet location	Fair value	Balance sheet location	Fair value	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives not designated as hedging instruments under ASC 815
– Interest rate swap contracts	0	0	0	0	Other financial liabilities	(3,839)	Other financial liabilities	(3,163)
– Interest rate swap contracts	0	0	0	0	Other liabilities	(6,315)	Other liabilities	(3,125)

Total derivatives		0		0		(10,154)		(6,288)

The effect of derivative instruments on the consolidated statements of operations for the years ended December 31, 2012 and 2013 are as follows:

Derivatives not designated as hedging instruments under ASC 815	Location of gain (loss) recognized in income (expenses) on derivatives	Amount of gain (loss) recognized in income (expenses) on derivatives
		Year ended December 31,
		2011	2012	2013
Interest rate swap contracts	Interest expenses	0	(10,154)	(27)

Total		0	(10,154)	(27)

The Group’s derivatives instruments outstanding as of December 31, 2013 do not contain any credit-risk-related contingent features.

(31)	SUBSEQUENT EVENT

(a)	Provisional Liquidation

Due to cash flow constraint, the Group was not able to repay the Preferred Shares of US$388 million upon notification of redemption by the holders of the Preferred Shares and the Senior Notes upon maturity in February 2014. On February 27, 2014, the Cayman court, appointed the JPLs to place the Company into provisional liquidation, pursuant to a winding-up petition the Company filed with the Cayman Court on February 21, 2014 on grounds of insolvency in anticipation of its inability to honor its payment obligations under the Senior Notes and the Preferred Shares.

The Company was placed into provisional liquidation under the laws of the Cayman Islands. The JPLs were appointed by the Cayman court for the purpose of facilitating the presentation of a compromise or arrangement to certain offshore creditors, including the formulation and implementation of the scheme of arrangement in the Cayman Islands relating to LDK Solar and LDK SCT with their classes of scheme creditors (including the Preferred Shares and Senior Notes), the formulation and implementation of the scheme of arrangement in Hong Kong relating to LDK Solar, LDK SCT and LDK Silicon Hong Kong with their classes of scheme creditors, a filing by the Group’s U.S. subsidiary guarantors of Group’s Senior Notes of voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court, and a petition under Chapter 15 of the U.S. Bankruptcy Code for recognition of the compromise and arrangement of the Cayman Islands scheme of arrangement.

In October 2014, scheme creditors of each class affirmatively voted for the Group’s scheme of arrangement in the Cayman Islands relating to LDK Solar and LDK SCT; scheme creditors of each class also affirmatively voted for the scheme of arrangement in Hong Kong relating to LDK Solar, LDK SCT and LDK Silicon Hong Kong; holder of the Group’s Senior Notes affirmatively voted for the prepackaged plan of reorganization proposed by the Group’s U.S. subsidiary guarantors of the Group’s Senior Notes; and the U.S. Bankruptcy Court granted customary relief sought by the Group’s U.S. subsidiary guarantors pursuant to their voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code.

The Group’s offshore restructuring is still subject to (a) the sanction by the Cayman court of the scheme of arrangement in the Cayman Islands relating to LDK Solar and LDK SCT, (b) the sanction by the Hong Kong court of the scheme of arrangement in Hong Kong relating to LDK Solar, LDK SCT and LDK Silicon Hong Kong, (c) the U.S. Bankruptcy Court confirmation of the prepackaged plan and Chapter 15 recognition of the Cayman Islands scheme of arrangement, and (d) the performance of other conditions as to their effectiveness.

(b)	NYSE Delisting

The NYSE Regulation, Inc. Board of Directors’ Committee for Review affirmed on September 22, 2014 the delisting decision of the staff of the NYSE Regulation, Inc. with respect to the Company’s ADSs formerly listed on the NYSE. The decision by the NYSE committee followed a review of submissions made by the Group as well as a hearing on September 9, 2014 attended by the Group and its advisors. The Company’s ADSs are currently quoted on the OTC Pink Limited Information initially under the symbol “LDKSY” and under the symbol “LDKYQ” since October 30, 2014.

(c)	Sunways Insolvency

On March 21, 2014, Sunways filed for preliminary insolvency proceedings in Germany. On April 28, 2014, Sunways entered into formal insolvency proceedings.

(d)	SPI Ownership Dilution

SPI has, from time to time since the Group’s acquisition of 71% of its equity in March 2011, allotted and issued new shares to investors. As of November 5, 2014, the Group’s ownership in SPI has been diluted to approximately 28%.