Form 20-F
period 2014-12-31
LDK Solar Co., Ltd.
filed 2015-05-11
CIK 1385424

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934:

For the fiscal year ended December 31, 2014

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

Jack Lai

Chief Financial Officer

+1 (408) 245-0858 (Telephone)

+1 (408) 245-8802 (Facsimile)

1290 Oakmead Parkway, Suite 306

Sunnyvale, California 94085

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Securities Exchange Act.

Title of Each Class	Name of Each Exchange on which Registered
American depositary shares, each representing one ordinary share of par value $0.10 each	New York Stock Exchange, Inc. (until March 31, 2014)

Securities registered or to be registered pursuant to Section 12(g) of the Securities Exchange Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Securities Exchange Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report. 241,426,239 ordinary shares, par value $0.10 each.

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

Large accelerated filer  ☐                                                Accelerated filer  ☐                                                        Non-accelerated filer  ☒

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

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act subsequent to the distribution of securities under a plan confirmed by a court.    Yes  ☒    No  ☐

CERTAIN TERMS AND CONVENTIONS

We measure our wafer production capacity in megawatts, or MW, representing 1,000,000 watts, or in gigawatts, or GW, representing 1,000 MW, each a unit of power-generating capacity. For purposes of this annual report, we have assumed an average photovoltaic, or PV, conversion efficiency for our multicrystalline wafers and cells and modules using our multicrystalline wafers at a rate of 16.5% during the year 2012, 17.2% during the year 2013, 17.5% during the year 2014, and 17.9% since January 1, 2015. The conversion efficiency rate of a PV cell is the percentage of light energy from the sun that the cell converts into electrical energy. This conversion efficiency rate is estimated based on feedback from our selected customers and is highly dependent on the solar cell and module production processes of these customers. Based on this conversion efficiency rate, we have further assumed that, with respect to our wafers, each 156 by 156 millimeters, or mm, wafer we produce generates approximately 4.1 watts of power during the year 2012, 4.2 watts of power during the year 2013, 4.25 watts of power during the year 2014, and 4.35 watts of power since January 1, 2015.

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

For the purpose of this annual report, geographical references to “China,” “Chinese” and “PRC” are to the People’s Republic of China and do not include the Hong Kong Special Administrative Region, or Hong Kong, the Macau Special Administrative Region, or Macau, and Taiwan. References to “provinces” of China are to provinces or municipalities under direct administration of the Chinese central government and provincial-level autonomous regions of China.

For the purpose of this annual report, the total number of our shares issued and outstanding as of December 31, 2014 excludes 6,345,450 American depositary shares, or ADSs, each representing one ordinary share, par value $0.10 each, in our share capital, which were the subject of the prepaid forward contracts we entered into in connection with our issuance in April 2008 of the 4.75% convertible senior notes due April 2013, as they are regarded as issued but not outstanding because the relevant prepaid forward contracts have been terminated. As of the date of this annual report, an aggregate of 5,902,950 ordinary shares and an equivalent amount of ADSs representing such ordinary shares have been cancelled. The remaining 442,500 ordinary shares and ADSs are yet to be cancelled upon their return to the Company.

“LDK Solar” refers to LDK Solar CO., Ltd., a Cayman Islands company in provisional liquidation until April 21, 2015; “LDK Silicon” refers to LDK Silicon & Chemical Technology Co., Ltd., a Cayman Islands company and subsidiary of LDK Solar; “LDK Silicon Hong Kong” refers to LDK Silicon Holding Co., Limited, a Hong Kong company and subsidiary of LDK Silicon; and “we,” “us” or “our company” refers to LDK Solar and its subsidiaries.

“Rmb” or “Renminbi” refers to the legal currency of China; “$,” “dollars,” “US$” or “U.S. dollars” refers to the legal currency of the United States; “HK$” or “Hong Kong dollars” refers to the legal currency of Hong Kong; “euro” or “€” refers to the official currency of the eurozone, which currently consists of 19 of the 28 member states of the European Union.

We have sourced various solar industry data used in this annual report from independent solar energy industry research companies, such as PVinsights Co., Ltd., or PVinsights. We have assumed the correctness and truthfulness of such data, including projections and estimates, when we use them in this annual report.

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

The following table sets forth, for the periods indicated, noon buying rates for U.S. dollars in New York City for cable transfers in Renminbi as certified for customs purposes by the Federal Reserve Bank of New York, which are published weekly by the Federal Reserve Board:

	Noon Buying Rate
Period	Period End	Average	High	Low
	(Renminbi per $1.00)
2010	6.6000	6.7603	6.8330	6.0000
2011	6.2939	6.4475	6.6364	6.2939
2012	6.2301	6.2290	6.3879	6.2221
2013	6.0537	6.1412	6.2438	6.0537
2014	6.2046	6.1704	6.2591	6.0402
November	6.1429	6.1249	6.1249	6.1117
December	6.2046	6.1886	6.2256	6.1490
2015
January	6.2495	6.2181	6.2535	6.1870
February	6.2695	6.2518	6.2695	6.2399
March	6.1990	6.2386	6.2741	6.1955
April	6.2018	6.2010	6.2185	6.1927
May (through May 1)	6.2018	6.2018	6.2018	6.2018

Annual averages in the above table are calculated by averaging the noon buying rates on the last business day of each month during the year. Monthly averages are calculated by averaging the noon buying rates for all days during the month or the elapsed portion thereof.

On May 1, 2015, the noon buying rate for U.S. dollars in effect in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York was $1.00 = Rmb 6.2018.

FORWARD-LOOKING STATEMENTS

This annual report includes “forward-looking statements” within the meaning of, and intended to qualify for the safe harbor from liability established by, the United States Private Securities Litigation Reform Act of 1995. These statements, which are not statements of historical fact, may contain estimates, assumptions, projections and/or expectations regarding future events, which may or may not occur. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, especially with our current and on-going restructuring not only offshore China but also onshore China. Some of the risks are listed under “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report. In some cases, you can identify these forward-looking statements by words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will,” “would,” or similar expressions, including their negatives. These forward-looking statements include, without limitation, statements relating to:

•	prospects of the implementation of our restructuring offshore China;

•	prospects of continued standstill and forbearance by our creditors onshore China with respect to their lendings to us over the years;

•	prospects of the restructuring of our indebtedness onshore China;

•	any dilutive effect of the convertible securities on our capital structure and the ADS trading price;

•	our goals and strategies;

•	impact and likely consequences of the current and on-going fluctuating PV market and overall global economic development on the PV market and on our businesses;

•	our future business development, results of operations and financial condition;

•	expected growth of and changes in the PV industry, solar power industry and renewable energy industry;

•	our ability to maintain and streamline our position as a leading vertically integrated manufacturer of PV products;

•	our ability to maintain a strong relationship with any particular supplier or customer;

•	effect of competition on demand for and price of our products;

•	determination of the fair value of our ordinary shares, ADSs, and equity-linked securities;

•	any government subsidies and economic incentives to us or to the PV industry;

•	Chinese governmental policies regarding foreign investments;

•	prospects of our capital market financings, including our debt re-financings; and

•	risks identified under “Item 3. Key Information — D. Risk Factors” in this annual report.

This annual report also contains data related to the solar power market in several countries, including China. This market data, including data from independent solar energy industry research companies, such as PVinsights, includes projections that are based on a number of assumptions. The solar power market may not grow at the rates projected by the market data, or at all. The failure of the market to grow at the projected rates may materially and adversely affect our business and the market price of our ADSs and equity-linked securities. In addition, the rapidly changing nature of the solar power market subjects any projections or estimates relating to the growth prospects or future condition of our market to significant uncertainties. If any one or more of the assumptions underlying the market data proves to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

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

The following selected consolidated statement of operations data (other than ADS data) and selected consolidated statement of cash flow data for the years ended December 31, 2012, 2013 and 2014 and the selected consolidated balance sheet data as of December 31, 2013 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected consolidated statement of operations data (other than ADS data) and selected consolidated statements of cash flow data for the years ended December 31, 2010 and 2011 and the selected consolidated balance sheet data as of December 31, 2010, 2011 and 2012 are derived from our audited consolidated financial statements not included in this annual report. You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and related notes and the information under “Item 5. Operating and Financial Review and Prospects” in this annual report. We have prepared our consolidated financial statements in accordance with generally accepted accounting principles, or GAAP, in the United States, or U.S. GAAP. Our historical results for any period are not necessarily indicative of results to be expected for any future period.

We were incorporated in the Cayman Islands on May 1, 2006 as the holding company for, and currently conduct our operations mainly through, subsidiaries in China, including Jiangxi LDK Solar Hi-Tech Co., Ltd., or Jiangxi LDK Solar, Jiangxi LDK PV Silicon Technology Co., Ltd., or Jiangxi LDK Silicon, LDK Solar Hi-Tech (Nanchang) Co., Ltd., or LDK Nanchang, and LDK Solar Hi-Tech (Xinyu) Co., Ltd., or LDK Xinyu.

The following table presents our selected consolidated statement of operations data for the periods specified.

	Year Ended December 31,
	2010	2011	2012	2013	2014
	($ in thousands, except per share, per ADS and share number data)
Consolidated Statement of Operations Data
Net sales	2,509,347	2,157,813	862,882	598,246	680,255
Inventory write-downs	(6,113)	(305,175)	(180,900)	(70,707)	20,812
Gross profit (loss) (1)	557,835	(39,661)	(352,592)	(226,350)	(34,690)
(Provision) reversal of provision for doubtful recoveries of prepayments to suppliers, trade accounts receivable and other assets	(3,872)	(174,315)	1,210	(188,264)	6,092
Loss on write-down of assets held for sale to fair value less cost to sell	—	—	(74,178)	—	—
Impairment loss on intangible assets	—	—	(25,255)	—	—
Impairment loss on property, plant and equipment	—	—	(109,027)	(756,239)	—
Income (loss) from operations (2)	434,917	(460,246)	(807,749)	(1,336,334)	(159,173)
Interest expense and amortization of debt issuance costs and debt discount (premium) (3)	(95,012)	(189,938)	(258,971)	(259,876)	(328,898)
Government subsidy	5,625	33,698	4,242	1,804	599
Gain on troubled debt restructuring	—	—	10,510	4,645	96,495
Earnings (loss) before income taxes	362,677	(604,813)	(1,043,215)	(1,608,142)	(239,311)

Net income (loss) (4)	296,467	(608,954)	(1,052,059)	(1,637,211)	(269,684)

(Earnings) loss attributable to non-controlling interests	(5,670)	(393)	39,125	20,225	2,812
(Earnings) loss attributable to redeemable non-controlling interests	—	(11,522)	41,963	6,918	—

Net income (loss) attributable to our shareholders	290,797	(620,869)	(970,971)	(1,610,068)	(266,872)
Accretion to redemption value of redeemable non-controlling interests	—	(34,590)	(153,984)	(33,077)	—

Net income (loss) available to our shareholders (4)	290,797	(655,459)	(1,124,955)	(1,643,145)	(266,872)

Earnings (loss) per ordinary share (4)
Basic	2.32	(4.90)	(8.62)	(9.18)	(1.36)
Diluted	2.27	(4.90)	(8.62)	(9.18)	(1.36)
Earnings (loss) per ADS
Basic	2.32	(4.90)	(8.62)	(9.18)	(1.36)
Diluted	2.27	(4.90)	(8.62)	(9.18)	(1.36)
Ordinary shares used in computation (in thousands)
Basic	125,581	133,807	130,492	178,931	196,467
Diluted	136,568	133,807	130,492	178,931	196,467

(1)	Gross profit (loss) for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 reflected $2,783,000, $1,881,000, $1,323,000, $1,531,000 and $1,460,000, respectively, of share-based compensation expense allocated to cost of goods sold.

(2)	Income (loss) from operations for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 reflected $11,044,000, $9,927,000, $8,904,000, $7,470,000 and $8,622,000, respectively, of share-based compensation expense.

(3)	Interest expense for the years ended December 31, 2010, 2011, 2012, 2013 and 2014 included $19,278,000, $7,690,000, $2,161,000, $648,000 and $90,000, respectively, related to interest and the amortization of issuance costs and debt discount of our 2013 convertible notes.

(4)	Our Chinese subsidiary, Jiangxi LDK Solar, is entitled to a tax holiday of two-year full tax exemption followed by three-year 50% reduction in the income tax rate starting from 2006 under the then effective tax rules and regulations. Such tax holiday is grandfathered by the Chinese Enterprise Income Tax Law effective since January 1, 2008 and its relevant regulations. Without this tax holiday, our income tax expense would have increased and our net income and net income available to our shareholders would have been reduced by approximately $44,561,000 for the year ended December 31, 2010. Our basic earnings per share would have been reduced by $0.35 for the year ended December 31, 2010, and our diluted earnings per share would have been reduced by $0.33 for the year ended December 31, 2010.

(5)	Without the gain on troubled debt restructuring, our net loss and net loss available to our shareholders would have been increased by approximately $10,510,000, $4,645,000 and $96,495,000 for the years ended December 31, 2012, 2013 and 2014, respectively. Our basic loss per share and our diluted loss per share would have been increased by $0.08, $0.03, and $0.49 for the years ended December 31, 2012, 2013 and 2014, respectively.

The following table presents our selected consolidated balance sheet data as of the dates specified.

	As of December 31,
	2010	2011	2012	2013	2014
	($ in thousands)
Consolidated Balance Sheet Data
Cash and cash equivalents	202,127	244,072	98,283	29,973	17,926
Pledged bank deposits	503,721	565,062	167,185	116,531	76,970
Inventories	474,612	654,947	270,812	90,220	116,309
Trade accounts and bills receivable, net	384,265	491,407	162,210	75,297	86,852
Prepayments to suppliers, net	112,448	28,178	18,402	30,696	6,155
Total current assets	1,975,421	2,350,922	1,442,724	476,623	489,976
Property, plant and equipment, net	2,993,213	3,872,361	3,087,293	2,175,952	2,076,865
Deposits for purchases of property, plant and equipment and land use right	144,298	151,701	159,277	31,393	2,542
Inventories to be processed beyond one year	13,024	—	—	—	—
Prepayments to suppliers expected to be utilized beyond one year	14,318	11,153	7,978	—	—
Total assets	5,492,157	6,853,861	5,024,214	3,047,099	2,954,963
Short-term borrowings and current portion of long-term borrowings	1,501,588	2,032,023	2,391,327	2,525,427	2,839,331
Advance payments from customers, current portion	196,812	210,412	131,847	96,888	94,096
Convertible senior notes	355,445	—	23,779	1,616	1,616
Rmb-denominated US$-settled senior notes	—	—	—	267,601	—
Redeemable preferred shares	—	—	—	387,816	—
Total current liabilities	3,577,822	4,450,317	4,587,681	4,945,492	4,389,486
Long-term borrowings, excluding current portion	604,495	890,432	30,000	—	—
Advance payments from customers — non-current	148,022	121,740	43,700	18,384	6,462
Other payable due to customers	752	—	—	—	—
Convertible senior notes	34,658	23,733	—	—	703,371
Rmb-denominated US$-settled senior notes	—	258,827	259,513	—	—
Total liabilities	4,472,419	6,009,243	5,203,684	5,149,480	5,267,330
Redeemable non-controlling interests in the form of preferred shares	—	219,694	323,294	—	—
Ordinary shares	13,295	13,352	15,883	20,114	24,187
Non-controlling interests	498	15,008	(18,418)	(36,996)	130
Total equity (deficit)	1,019,738	624,924	(502,764)	(2,102,381)	(2,312,367)

The following table sets forth our selected consolidated statement of cash flow data for the periods specified:

	As of December 31,
	2010	2011	2012	2013	2014
	($ in thousands)
Consolidated Statement of Cash flow Data
Net cash provided by (used in) operating activities	559,993	(286,968)	39,916	(174,051)	(125,146)
Net cash used in investing activities	(929,118)	(816,044)	(57,602)	(884)	(86,748)
Net cash provided by (used in) financing activities	180,388	1,138,499	(128,586)	100,517	197,429

The following table sets forth our other selected financial and operating data for the periods specified.

	As of December 31,
	2010	2011	2012	2013	2014
Other Financial and Operating Data
Gross margin (1)	22.2%	(1.8)%	(40.9)%	(37.8)%	(5.1)%
Operating margin (1)	17.3	(21.3)	(93.6)	(223.4)	(23.4)
Net margin (1)	11.8%	(28.2)%	(121.9)%	(273.7)%	(39.6)%
Polysilicon production (in MT)	5,052	10,455	2,520	—	479
Average polysilicon selling price ($ per kilogram)	59.64	56.46	26.05	—	—
Wafers sold (in MW)	1,717.6	1,540.7	896.1	1,483.5	1,685.3
Average wafer selling price ($ per watt)	0.89	0.67	0.28	0.22	0.22
Modules sold (in MW)	346.1	551.0	371.3	257.3	312.5
Average module selling price ($ per watt)	1.83	1.31	0.74	0.6	0.6

(1)	Gross margin, operating margin and net margin represent gross profit (loss), income (loss) from operations and net income (loss), respectively, divided by net sales.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

Investment in our securities including our ADSs, shares and equity-linked securities involves a high degree of risk. You should consider carefully the following risks and uncertainties, together with other information contained in this annual report, before you decide whether to buy or hold our securities.

Risks Relating to Our Company and Our Industry

We have recently completed an offshore restructuring pursuant to orders of the Cayman court; and we are faced with considerable challenges in the implementation of the restructuring transactions.

We went into provisional liquidation on February 27, 2014 when the Grand Court of the Cayman Islands, or the Cayman court, appointed joint provisional liquidators, or the JPLs, pursuant to a winding-up petition we filed with the Cayman court on February 21, 2014 on grounds of insolvency in anticipation of our inability to honor our payment obligations under the Rmb-denominated US$-settled 10% senior notes due 2014, or the 2014 senior notes, and our inability to honor the redemption rights of the holders of 240 million series A redeemable convertible preferred shares, par value $0.10 each, of LDK Silicon, or the LDK Silicon preferred shares. Provisional liquidation is a procedure available under the Cayman Islands law that we have used to protect our company from its creditors in order to allow our company an opportunity to reach a compromise or arrangement with its creditors. In collaboration with the JPLs, we prepared schemes of arrangement in the Cayman Islands and in Hong Kong, or our schemes of arrangement, which were eventually approved by our scheme creditors in the Cayman Islands and in Hong Kong and sanctioned respectively by the Cayman court on November 7, 2014 and by the High Court of Hong Kong, or the Hong Kong court, on November 18, 2014. Our schemes of arrangement became effective on December 10, 2014. You may find additional information under “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Provisional Liquidation” in this annual report.

In addition, in collaboration with the JPLs, we instituted a bankruptcy proceeding for LDK Solar under Chapter 15 of Title 11 of the United States Code, or the U.S. Bankruptcy Code, and proceedings relating to a prepackaged plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code for three of our United States subsidiaries. On November 21, 2014, the United States Bankruptcy Court for the District of Delaware, or the U.S. Bankruptcy Court, entered an order to recognize and enforce our Cayman scheme of arrangement relating to LDK Solar in the United States and the related Cayman court sanctioning order. On the same date, the U.S. Bankruptcy Court entered another order to confirm our prepackaged plan of reorganization in the Chapter 11 cases. The effective date of the prepackaged plan of reorganization occurred on December 10, 2014, in accordance with its terms. On February 18, 2015, the U.S. Bankruptcy Court entered final decrees to close our Chapter 15 bankruptcy proceeding and our Chapter 11 cases.

On April 21, 2015, the JPLs were discharged from their duties and the winding-up petition we filed on February 21, 2014 was dismissed pursuant to an order issued by the Cayman court on April 7, 2015.

Despite the completion of our multi-jurisdictional restructuring exercises, we will continue to face considerable challenges in our implementation of the restructuring transactions contemplated by our schemes of arrangement and in meeting the requirements of the restructuring transactions. For instance, because we were not able to cash out much of the claims of our scheme creditors, we agreed to issue convertible securities instead in accordance with the terms of our schemes of arrangement. This arrangement will not only continue to keep our indebtedness at a high level, it will also pose a significant threat in disrupting our capital structure from time to time as a result of the periodic conversions by our convertible holders and the dilution of our shareholding structure caused by such periodic conversions. As we have disclosed in “— Risks Relating to Our ADSs, Shares and Equity-linked Securities — The offshore restructuring transactions completed under our schemes of arrangement will cause significant dilution to the equity ownership of our shareholders, which may materially and adversely affect the market price of our ADSs and equity-linked securities” in this annual report, since quite a few of our convertible holders possess power to convert such convertible securities and cause a change of control in our shareholding structure, we are placed under a constant and significant threat that a change of control may occur as a result of the conversions by any such substantial convertible holder.

We are operating, and will continue to operate, with a significant working capital deficit; there exist substantial doubts and uncertainties as to our ability to continue as a going concern.

We had a working capital deficit (being our total consolidated current liabilities exceeding our total consolidated current assets) of $3,145.0 million, $4,468.9 million and $3,899.5 million as of December 31, 2012, 2013 and 2014, respectively. We also had a deficit in total equity of $2,102.4 million and $2,312.4 million as of December 31, 2013 and 2014, respectively. We incurred a net loss of $1,052.1 million, $1,637.2 million and $269.7 million in 2012, 2013 and 2014, respectively. As of December 31, 2014, we had cash and cash equivalents of $17.9 million, with the majority of our cash and cash equivalents held by our subsidiaries in China. In addition, as of December 31, 2014, our total liabilities amounted to $5,267.3 million, with outstanding short-term borrowings of $2,839.3 million and most of which were the obligations of our subsidiaries in China.

Although we have been released from many of the financial and other restrictions contained in the 2014 senior notes and the LDK Silicon preferred shares through the provisional liquidation, and although a significant amount of our indebtedness onshore China has been subject to a standstill and forbearance arrangement with our onshore creditors as we disclosed in the risk factor “— We have substantial existing indebtedness and may incur substantial additional indebtedness in the future, which could adversely affect our financial condition and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations; and we may not be able to refinance our current borrowings on terms that are acceptable to us, or at all” below, there continue to exist substantial doubts and uncertainties about our ability to continue as a going concern. These doubts and uncertainties largely arise from our substantial existing indebtedness in China, in particular short-term indebtedness, and the necessity for us to incur substantial additional indebtedness in the future, whether to refinance our outstanding and future debt obligations or to fund our capital expenditure and working capital requirements. As we conduct our principal business operations through our operating subsidiaries onshore China, virtually all of our onshore plants, properties, equipment and land use rights have been pledged to Chinese onshore creditors as collateral. The volatility and potential deterioration of the PV market conditions and the overall global economies have also added uncertainties regarding the sustainability of the PV industry and adverse impact on the demand for our products. These doubts and uncertainties may create concerns for our creditors, suppliers, customers and other counterparties, and cause them to make it more difficult for us to raise our financing, conduct our business and meet our debt and other obligations. Moreover, our consolidated financial statements do not include any adjustments that might result from the outcome of these doubts and uncertainties, and the adjustments could be substantial.

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

We not only had a working capital deficit for the past years, we also had, and will continue to have, a substantial amount of indebtedness as we disclosed above. As of December 31, 2014, our total liabilities amounted to $5,267.3 million, with outstanding short-term borrowings of $2,839.3 million and no outstanding long-term borrowings. A significant amount of our indebtedness onshore China has been subject to a standstill and forbearance arrangement with our onshore creditors. Although we have not been servicing such forborne indebtedness onshore China, it has been existing as well as accruing interests on our books. We may, however, incur substantial additional indebtedness from time to time to support our operations. If we or our subsidiaries incur additional debt, the risks that we face as a result of our indebtedness and leverage could intensify. Our substantial existing debt and the incurrence of any additional debt could:

•	limit our ability to satisfy our obligations under our debt instruments, including our convertible securities;

•	increase our vulnerability to adverse general economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flow from operations to servicing and repaying indebtedness, thereby reducing the availability of cash flow to fund our working capital, capital expenditures, dividend payments and other general corporate purposes;

•	limit our flexibility in planning for or reacting to changes in the businesses and the industries in which we operate;

•	place us at a competitive disadvantage compared to our competitors with less debt;

•	increase our exposure to interest rate fluctuations;

•	limit our ability to borrow additional funds and impose additional financial and other restrictions on us; and

•	increase the cost of additional financing.

Because the majority of our indebtedness is short-term indebtedness, we may suffer a near-term liquidity problem if we are unable to refinance these borrowings as they become due or if our onshore lenders decide to terminate their standstill and forbearance arrangements. As of December 31, 2012, 2013 and 2014, our outstanding short-term borrowings (including current portion of long-term borrowings) were $2,391.3 million, $2,525.4 million and $2,839.3 million, respectively, and our short-term borrowings (excluding the current portion of long-term borrowings) bore a weighted average interest rate of 6.05%, 6.03% and 5.50%, respectively. Generally, our short-term loans contain no specific renewal terms, although we have historically negotiated renewals of some of our loans shortly before they would mature. We cannot assure you that we will be able to renew our loans in the future as they mature or that our onshore lenders will indefinitely agree to standstill and forbear with respect to their significant credit exposure to us. If we are unable to obtain renewals of any future loans or sufficient alternative funding on reasonable terms, or if our lenders onshore China decide to terminate their standstill and forbearance arrangements with us, we will have to repay, and are not likely able to repay, these borrowings.

Our ability to generate sufficient cash to satisfy our outstanding and future debt and other obligations will depend upon our future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, many of which are beyond our control. Although we had positive operating cash flow of $39.9 million in the year ended December 31, 2012, we recorded negative operating cash flow of $174.1 million and $125.1 million, respectively, in the years ended December 31, 2013 and 2014. As such, we cannot assure you that we will have positive net cash flow from operating activities in the future. The Chinese banks and financial institutions may have concerns in continuing to provide or renew financing for our operations as a result of the threat of our leverage, especially given the fact that a significant portion of their lendings to us has remained unpaid and unserviced for a few years by now and will continue for an indeterminate period of time. The Chinese government may also pass measures to tighten credit available in the Chinese market. Further and future monetary tightening measures in China as well as other monetary, fiscal and industrial policy changes by the Chinese government could materially and adversely affect our cost and availability of financing, our liquidity and access to capital, and our ability to operate our business.

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

Although the current consent-and-waiver procedures we have employed for our technical noncompliance under the current prevailing Chinese lending environment have not had any material adverse impact on our liquidity, we cannot assure you that we will not breach any material covenants or undertakings under our loan agreements and we will additionally be able to obtain consents or waivers from our lenders for such breaches. An event of default under our loan agreements may cause acceleration of the repayment of the indebtedness under the relevant loan agreements, which may in turn require us to repay the entire principal amounts, including interest accrued, of certain other existing indebtedness prior to their maturity under cross-default provisions in our existing loan agreements. If we are required to repay a significant portion or all of our existing indebtedness prior to their maturity or if we are unable to borrow additional amounts under existing credit facilities, we may lack sufficient financial resources to make these payments or to fund our other cash requirements. Our lenders may also resort to judicial proceedings to enforce their rights. For example, we had indebtedness in the aggregate principal amount of approximately Rmb 106.7 million outstanding under certain bank acceptance notes issued by a lender in Shanghai. In August 2012, the lender filed a lawsuit at a court in China with respect to amounts due under these bank acceptance notes. Under the auspices of the court, we reached a settlement with the lender. Pursuant to the court-mediated settlement agreement, we agreed to repay the lender all the outstanding principal together with interest before December 31, 2013 under an agreed schedule, although our financial difficulties have not made such repayments possible and, with subsequent renegotiations, the lender has agreed to standstill and forbear as our other creditors onshore China. As a part of the agreement, we were not construed as having committed any default or event of default under our financing arrangement with the lender. There is no assurance that we will be able to comply with the undertakings and covenants under our loan agreements or obtain consents or waivers in respect of any breach of these undertakings and/or covenants, and there could be disastrous consequences if we fail to comply, with our financial condition, results of operations and business prospects materially and adversely affected.

We require a significant amount of cash to fund our capital expenditure requirements and working capital needs; if we cannot obtain additional sources of liquidity when we need it, our growth prospects and future profitability may be materially and adversely affected.

As of December 31, 2014, we had an annualized production capacity of approximately 19,200 MT of polysilicon, 4.8 GW of solar wafers, 0.3 GW of solar cells and 1.1 GW of solar modules. Due to the uncertainties in the PV market, we not only suspended all of our expansion plans for solar wafers, solar cells and solar modules, including our announced investment to add a light-emitting diode, or LED, sapphire wafer manufacturing capability to our facilities in Nanchang City, Jiangxi Province, and investment to add silane gas production at our Mahong Plant, we have also disposed of all of our equity interest in LDK Solar Hi-Tech (Hefei) Co., Ltd., or LDK Hefei, to third-party investors in exchange for assumption of outstanding indebtedness and an additional cash consideration. LDK Hefei was one of our manufacturing bases for solar cells and solar modules. We will, however, need substantial funding to maintain and improve our PV production capacity and additional funding for the related working capital needs, as well as our research and development, or R&D, activities as we endeavor to be competitive on cost and technology.

We produce polysilicon in two plants, Xiacun Plant, located at Yushui Xiacun Industrial Park in Xinyu City, and Mahong Plant, located at Xinyu Hi-Tech Industrial Park. As of December 31, 2014, our total polysilicon annual production capacity was approximately 19,200 MT, representing contributions of approximately 1,200 MT from our Xiacun Plant and approximately 18,000 MT from our Mahong Plant. In early 2011, in order to make our polysilicon production more efficient and to lower our production cost, we began to implement debottlenecking improvements by installing hydrochlorination facilities at both our Xiacun Plant and Mahong Plant, which would streamline our productions and further increase our aggregate annualized installed production capacity at our polysilicon plants. However, we have been significantly impacted by overcapacity and the reduced demand in the global PV market. According to PVinsights, solar-use polysilicon spot prices averaged between approximately $25 to $80 per kilogram in 2011, approximately $15 and $35 per kilogram in 2012, approximately $15 and $21 per kilogram in 2013, and approximately $19 and $24 per kilogram in 2014. As a result, we had to suspend the hydrochlorination installation process since the first quarter of 2012 and our polysilicon production since the third quarter of 2012 until January 2014 when we reconvened our hydrochlorination installation process at our Mahong Plant. Between July and December 2014, we turned on the first production line at our Mahong Plant with the existing silicon tetrachloride (SiCl4 ), or STC, hot carbon rod reactors, or STC thermal converters in order to test-run our hydrochlorination facilities after their installation. Although hydrochlorination facilities have since December 2014 become the primary converter for STC into trichlorosilane (HSiCl3 ), or TCS, and our STC thermal converters are operating as a supplemental system to support the hydrochlorination conversion, we have yet to resume the production of the second and third lines at the Mahong Plant and we need additional financing to further refine and improve our polysilicon production at Mahong Plant with the hydrochlorination facilities attached. Due to the decrease in estimated future market price for solar-grade polysilicon, the operation of the Xiacun Plant remains suspended and the uncertainty about its future service potential has caused us to constructively abandon the Xiacun Plant.

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

Prices for our PV products are based on a variety of factors, including global prices for these products, supply and demand conditions, and the terms of our customer contracts, including sales volumes. Global spot prices for PV products have fluctuated significantly over the years. With the onset of the global financial crisis in 2008 and the subsequent global economic slowdown, we witnessed the fall and fluctuation of the solar-use polysilicon spot prices to an average between approximately $25 to $80 per kilogram in 2011, approximately $15 and $35 per kilogram in 2012, approximately $15 and $21 per kilogram in 2013, and approximately $19 and $24 per kilogram in 2014. Similarly, solar wafer prices fell to an average between approximately $0.28 to $1.02 per watt in 2011, approximately $0.21 and $0.36 per watt in 2012, approximately $0.20 and $0.25 per watt in 2013, and approximately $0.20 and $0.26 per watt in 2014. Solar module prices followed a similar pattern. Module prices fell to an average between approximately $0.75 and $1.80 per watt in 2011, approximately $0.54 and $1.40 per watt in 2012, approximately $0.54 and $1.00 per watt in 2013, and approximately $0.52 and $0.99 per watt in 2014. Before the current PV market conditions and overall global economy significantly improve, we expect there to be continued fluctuation and downward pressure on pricing along the solar power value chain in the next few years, despite the relative price stabilization in 2013 and 2014. While cost reductions across the supply chain, existing excess capacity, and industry improvements in operational efficiency and technology will drive companies in their capital expenditures, especially R&D, to maintain their competitive edge, some of the industry players may be subject to consolidation, liquidation or bankruptcy.

We typically maintain a certain level of inventory of raw materials and finished or semi-finished goods based on our projected market demands. Declining prices of PV products have had a negative impact on the net realizable value of our inventories and we have had to write down the carrying value of our inventories to the extent that they are greater than their net realizable value. For the years ended December 31, 2012, 2013 and 2014, we recognized inventory write-downs of $167.5 million, $70.7 million and $20.8 million, respectively, representing the amounts that the book value of our inventories exceeded their estimated net realizable values, primarily as a result of the decline in PV product selling prices. In addition, for the years ended December 31, 2012, 2013 and 2014, we recognized a provision (reversal of provision) for loss on firm purchase commitments of $10.7 million, $(0.8) million and nil, respectively, which was determined by applying a methodology similar to that used to make inventory write-down. If PV product prices decline in the future and we are unable to reduce our costs in line with the price decline, our gross margins will be adversely affected and we could be required to make additional inventory write-downs and provision for loss on firm purchase commitments. Furthermore, if the actual market demands fall short of our expectations, our excess inventory will adversely affect our working capital, in addition to making inventory write-downs, and further adversely affect our profitability.

We have experienced significant quarterly fluctuations in our results of operations, and therefore our quarterly results are not indicative of our annual results and should not be unduly relied upon.

We have historically generated substantially less revenue in the first quarter of the year than the other three quarters largely due to the holiday season in China as well as the downward adjustment in feed-in tariffs and subsidies at the beginning of each year. Our customers also tend to place orders with us in the first quarter of a calendar year when their budget year begins. In 2012, approximately 23.2%, 27.3%, 33.8% and 15.7% of our annual revenue was generated in the first, second, third and fourth quarters, respectively. In 2013, approximately 17.4%, 19.2%, 26.2% and 37.2% of our annual revenues were generated in the first, second, third and fourth quarters, respectively. In 2014, approximately 23.1%, 20.2%, 21.4% and 35.2% of our annual revenues were generated in the first, second, third and fourth quarters, respectively. Our gross profit margins also tend to fluctuate from quarter to quarter largely due to fluctuations in the quarterly market prices of PV products we sell, our product mix during any quarter, and the timing differences in our ability to reduce manufacturing costs, our ability to procure low cost raw materials such as polysilicon, cells and other materials, and our ability to ramp up our in-house polysilicon and cell production. We anticipate that we will continue to experience significant fluctuations in revenues, cost of revenues and other results of operations from quarter to quarter during any year in the future. This quarterly fluctuation has adversely affected and is likely to continue to adversely affect our cash flow and working capital positions on a quarterly basis.

Failure to bring our polysilicon production facilities up to full capacity within budget and on schedule or to produce polysilicon that meets our quality standards and cost objectives could adversely affect our results of operations and our business strategies.

The industrial production of high-purity silicon involves highly complex technical and operational processes, and to establish and maintain these complex processes involve significant inherent risks. Currently we produce polysilicon in two plants, Xiacun Plant and Mahong Plant. As of December 31, 2014, our Xiacun Plant had an annualized installed production capacity of 1,200 MT, and our Mahong Plant had an annualized installed production capacity of 18,000 MT. With the onset of the deteriorating PV market conditions and overall global economic slowdown, we suspended our polysilicon production since the third quarter of 2012 until January 2014 when we reconvened our hydrochlorination installation process at the Mahong Plant. Between July and December 2014, we turned on the first production line at our Mahong Plant with the existing STC thermal converters in order to test-run our hydrochlorination facilities after their installation. Although hydrochlorination facilities have since December 2014 become the primary converter for STC into TCS, and our STC thermal converters are operating as a supplemental system to support the hydrochlorination conversion, we have yet to resume the production of the second and third lines at the Mahong Plant and we need additional financing to further refine and improve our polysilicon production at Mahong Plant with the hydrochlorination facilities attached. Due to the decrease in estimated future market price for solar-grade polysilicon, the operation of the Xiacun Plant remains suspended and the uncertainty about its future service potential has caused us to constructively abandon the Xiacun Plant. We produced approximately 2,520 MT, nil and 479 MT of polysilicon in 2012, 2013 and 2014.

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

We cannot assure you that all of these contingencies and uncertainties will turn out in our favor. If we fail to re-start and ramp up our remaining polysilicon production facilities on time, fail to make our facilities operational up to their installed capacity, or fail to produce polysilicon that meets our quality standards, or if the construction and ramp-up costs for our debottlenecking improvements significantly exceed our budget, our results of operations and our business strategies will be materially and adversely affected.

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

We historically enjoyed certain electricity usage subsidies from the local government in Xinyu City in support of our production. For the years ended December 31, 2012, 2013 and 2014, we incurred electricity costs of approximately $81.8 million, $31.2 million and $48.1 million, respectively, and recorded electricity subsidies of $18.9 million, nil and nil, respectively. As a result, we recorded a net electricity cost of approximately $62.9 million, $31.2 million and $48.1 million, respectively, for the same years. In May 2010, China’s State Council and various Chinese governmental agencies, including the National Development and Reform Commission of China, or NDRC, issued a series of notices and instructions designed to control energy consumption and environmental pollution. One of these initiatives aims to immediately terminate preferential electricity consumption policies adopted by local governments that may benefit high-energy-consuming and/or highly polluting enterprises in their jurisdictions, unless the local preferential electricity consumption policies have been duly approved by the designated Chinese central government agencies. The polysilicon industry has been included in the high-energy-consuming category under these central government notices. Our electricity subsidy arrangements were not approved by any Chinese central government agency and were terminated as of June 30, 2011. We have negotiated with the relevant local governments with respect to our electricity subsidies under these new governmental regulations and initiatives. In March 2013, the local Xinyu City government agreed to grant us certain preferential electricity rates in support of our production and we are continuing enjoying the preferential electricity rates in 2014. To date, we have not received any request from any relevant government authority to amend or terminate our electricity rate arrangement. However, we cannot assure you that we will be granted or continue to receive the same or similar benefits or in the future on the basis of the arrangement. Nor can we assure you that the local governments will not have to terminate or reduce the current rates that they have agreed to grant us as a result of these recent regulations and initiatives by the Chinese central government.

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

Since the global financial crisis in 2008 and as a result of the global economic slowdown, a number of our wafer customers have sought to terminate our sales contracts or request us to delay our shipments of wafers, while we have also sought to terminate the supply contracts or to delay the shipments to us with our suppliers. These renegotiations often focused on sales or supply quantity, price and delivery timetable. At times, we had to concede to terms that were less favorable to us, including returning all or part of the prepayments our customers made to us pursuant to the contracts. Some of our customers and suppliers have gone into bankruptcy or insolvency, subject to restructuring or dissolution. Any significant deviation from the contractual terms or our inability to negotiate or renegotiate acceptable quantity, price and delivery terms from time to time with our customers or suppliers, or any bankruptcy, dissolution or insolvency of our major suppliers, may disrupt our operations and materially and adversely affect our financial condition and results of operations.

We have also been involved in litigations or arbitrations arising out of these sales or supplier contract renegotiations resulting from various non-compliances with these contractual arrangements. Take Beijing Jingyuntong Technology Co., Ltd., or JYT Technology, for example. While we owned a minority equity interest in JYT Technology, this company has been a supplier of some of our DSS furnaces for solar ingot casting and some of our monocrystalline pullers. A dispute over the contractual arrangements and compliances brought both parties to arbitration proceedings in China. Although we fully paid for and took delivery of 119 DSS furnaces from JYT Technology pursuant to the equipment supply agreement, we sought to renegotiate with JYT Technology to postpone or reduce the remaining 461 DSS furnaces due to the deteriorating PV market conditions. JYT Technology, however, resisted our request and the China International Economic and Trade Arbitration Commission, in its arbitral award issued in December 2012, upheld the validity and effectiveness of the equipment supply contract and ruled that we must pay JYT Technology approximately Rmb 294 million as damages, plus an addition Rmb 3.4 million as the arbitral fees. We sold our equity interest in JYT Technology in September 2014 to settle the penalty payable to JYT Technology. These and additional dispute resolution proceedings have subjected and may continue to subject us to legal and other related costs that could be potentially expensive. These proceedings tend to distract our management from the day-to-day operations of our businesses. They also expose us to risks for which appropriate damages may not be awarded to or collectable by us. Any of these risks and factors could materially and adversely affect our business and financial condition.

We recognized an allowance for doubtful recoveries of $92.1 million, $139.5 million and $118.9 million, respectively, for trade accounts receivable as of December 31, 2012, 2013 and 2014, and recognized provision/(reversal of provision) for doubtful recoveries of $8.4 million, $3.2 million and $(0.3) million, respectively, for prepayments to suppliers during the years ended December 31, 2012, 2013 and 2014. Our claims for repayment of these amounts, or any other claims against our customers or suppliers to recover trade accounts receivable or prepayments would rank as unsecured claims, which would expose us to the credit risks of our customers or suppliers in the event of their insolvency or bankruptcy. Under such circumstances, our claims against the defaulting customers or suppliers would rank below those of secured creditors, which would undermine our chances of obtaining the return of our trade accounts receivable or advance payments. Accordingly, the failure of any of our new or existing customers or suppliers to meet their contractual obligations may have a material adverse effect on our financial condition, results of operations and liquidity.

We depend on a limited number of customers for a significant portion of product sales generally; changes in customer purchase amounts, terms or patterns may cause significant fluctuations or declines in our revenue.

Our customers are mostly solar cell and module manufacturers, solar farm developers, PV products distributors, and PV system integrators. Our largest customers as of December 31, 2014 in terms of goods and services sold (including cancellation revenue) included Solartech Energy Corporation, or Solartech, Itarion Solar, or Itarion, Oriental Sunrise New Energy Limited, or Oriental Sunrise, Hyundai Heavy Industries Co., Ltd., or Hyundai, and Brics Solar Limited, or Brics Solar,. During the years ended December 31, 2012, 2013 and 2014, our top five customers collectively accounted for approximately 22.8%, 21.8% and 30.9%, respectively, of our net sales. For the year ended December 31, 2012, Sumitomo Corporation, or Sumitomo, and Photovoltech NV-SA, or Photovoltech, contributed 7.5% and 5.9%, respectively, to our net sales; for the year ended December 31, 2013, Brics Solar and Gintech Energy Corporation, or Gintech contributed 5.9% and 4.6%, respectively, to our net sales; and for the year ended December 31, 2014, Solartech and Itarion contributed 7.3% and 6.1%, respectively, to our net sales.

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

In addition to polysilicon we produce ourselves, we source the remaining amount of solar-grade polysilicon feedstock from third parties, which is an essential raw material in manufacturing our solar wafers. We will continue to rely on third-party suppliers for some of our solar-grade polysilicon requirements until our in-house polysilicon production facilities reach their designed production capacity. Therefore, to such extent, our operations still continue to depend on our ability to procure sufficient quantities of solar-grade polysilicon on a timely basis and on commercially reasonable terms to supplement our in-house polysilicon production. Polysilicon is also an essential raw material for the semiconductor industry, which requires polysilicon of higher purity than that used in the solar industry. Spot prices of solar-use polysilicon have fluctuated widely over the years, with such spot prices between approximately $25 and $80 per kilogram in 2011, approximately $15 and $35 per kilogram in 2012, approximately $15 and $21 per kilogram in 2013, and approximately $19 and $24 per kilogram in 2014, each according to PVinsights. Most of our polysilicon supply agreements are subject to fluctuating market prices or price negotiations with our suppliers. In addition to price changes, suppliers may delay or default in their delivery obligations under the supply agreements. We cannot assure you that we will continue to be able to acquire polysilicon in sufficient quantities and on commercially reasonable terms or that we will be able to pass any increased costs of polysilicon to our customers. If we fail to do either, our business and profitability will be materially and adversely affected.

Polysilicon production requires significant capital investments, and there are only a limited number of polysilicon producers in the world. These polysilicon producers provide polysilicon feedstock not only to the solar industry but also to the semiconductor industry. Historically, we have experienced delays or defaults by some of our polysilicon suppliers in delivering supplies to us. Material or prolonged delays or defaults in polysilicon supply could adversely affect our production and delivery schedule and harm our reputation. Our suppliers of raw materials and equipment, particularly virgin polysilicon suppliers, require us to make prepayments from time to time. We make these prepayments, without receiving any collateral, in order to secure a stable supply of solar-use polysilicon. As of December 31, 2012, 2013 and 2014, our prepayments to polysilicon suppliers amounted to $15.4 million, $14.4 million and $3.6 million, respectively. Before our in-house polysilicon production facilities reach their designed production capacity, if we fail to develop or maintain our relationships with polysilicon suppliers, if any of our major suppliers fails or becomes unwilling to deliver the polysilicon we have ordered on time or at all, or if any of them encounters difficulties in its production or shipment of polysilicon feedstock to us, whether due to natural disasters, labor unrest, adverse global economic conditions, or any other reason, it may be difficult for us to find alternative sources on a timely basis and on commercially reasonable terms or at all. If any such defaulting supplier fails to return our prepayments, our cash flow would be adversely affected.

If we are not able to manage our growth and development effectively, our results of operations may be adversely affected.

We have expanded our business operations significantly over the years. Although we have adjusted our expansion plan in light of the global economic conditions from time to time, the success of our business model will depend upon, among other factors, the general economic environment for the PV industry, our ability to adjust our businesses promptly in accordance with market conditions, our R&D efforts and results, the quality and marketability of our products, our ability to maintain and expand our relationships with customers, suppliers and other third parties, the improvement of our operational and financial systems, enhancement of our internal procedures and controls, increase in our production capacity and output, and effective recruitment, training and retention of managers, technicians, engineers and skilled employees. The provisional liquidation we underwent was resultant from misjudging the industry and its prospects. We cannot assure that the current global PV market and prospects will support our existing production capacity or that our current and planned operations, personnel, systems, internal procedures and controls will be adequate to support our growth or objectives. Neither can we ensure that we will be able to expand or reduce our production capacity, nimbly or at all, in order to compete in our industry. If we are unable to manage our growth or development effectively, we may not be able to take advantage of market opportunities, successfully execute our business strategies, or respond to the competitive economic and industrial environment and pressures, and our business, results of operations and financial condition may be adversely affected.

Our customers may not prepay for their orders under agreed contractual terms, resulting in longer accounts receivable turnover cycles.

We have in the past required our customers to prepay a portion of the purchase price of their orders. These prepayment arrangements with our customers have historically allowed us to rely less on borrowings to cover our working capital cash needs. Since the global financial crisis in 2008, with deteriorating PV market conditions and overall global economic slowdown, this practice has become less sustainable and, as a result, we have agreed either to reduce the contractual prepayments or to accept payments upon delivery of our goods. Advance payments from customers decreased from $175.5 million as of December 31, 2012 to $115.3 million as of December 31, 2013 and $100.6 million as of December 31, 2014. Our accounts and bills receivable decreased from $162.2 million as of December 31, 2012 to $75.3 million as of December 31, 2013 and $86.9 million as of December 31, 2014. Our expansion into PV down-stream businesses such as solar cells and modules in recent years has not only increased our working capital needs, but also extended our overall accounts receivable turnover time. Our module customers typically require longer payment terms as compared to our wafer customers. In addition, our down-stream businesses such as solar farm projects also tend to increase our inventory turnover days. As a result, our vertically integrated business model has caused, and may continue to cause, our working capital needs to significantly increase with longer accounts receivable turnover cycles and, if we fail to raise more cash on a timely basis, or at all, under such circumstances, our business operations may be materially and adversely affected.

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

The PV manufacturing market is highly competitive. Many of our current and potential competitors have a longer operating history, better name recognition, greater resources, better quality and innovative expertise, larger customer base, better access to raw materials and equipment, better vertically integrated platform, better management skills and efficiencies, and greater economies of scale than we do. A number of our customers and suppliers are also our competitors. The key barriers to enter our industry at present consist of availability of financing and development of technological know-how. If these barriers disappear or become more easily surmountable, new competitors may successfully and more easily enter our industry, resulting in loss of our market share and increased price competition.

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

Our international operations have suffered tremendously, falling far short of our objective of achieving synergistic integration and enhanced efficiencies. While Solar Power, Inc., a California company, or SPI, engaged in engineering, procurement and construction, or EPC, services for solar projects that we acquired in March 2011 continues in its operations, our majority ownership in SPI has been significantly diluted to approximately 23.5% as of the date of this annual report. Sunways AG, a German PV company that we acquired in April 2012, filed for preliminary insolvency proceedings in Germany in March 2014 and entered into formal insolvency proceedings in April 2014. In order to support Sunways’ operations in difficulty, we issued certain support letters, and provided various support, to Sunways prior to its insolvency proceedings. In its insolvency proceedings in Germany and during our provisional liquidation, we had to settle claims by Sunways based on such support letters partially in cash and partially with our convertible securities. We have learned our lesson the hard way. In order to make acquisitions and strategic alternatives synergistic and favorable to our overall business operations, integration and pro-active global management will be crucial to our success as a vertically integrated global PV player. As a significant portion of our operations will continue to be located in China, unless we are able to effectively manage the global integration and other risks relating to international operations, these acquisitions could instead impair our ability to expand our business in China and abroad. Accordingly, our results of operations may be materially and adversely affected, and our business operations and vertical integrations may be materially hampered.

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

Our products may contain defects that originate in our less-than-perfect production process or that are not detected until they have been shipped, installed or otherwise incorporated into PV products of our customers. In 2012, 2013 and 2014, we recorded inventory write-downs of $13.4 million, nil and nil, respectively, related to defects identified in our products. In the ordinary course of our business, we also encounter periodic sales returns due to non-conformity with customers’ specifications or product defects. In most of the cases, we are required to replace our products promptly. Some of our customers have, however, escalated their claims to legal or arbitration proceedings often due to the delay or ineffectiveness in our responses across different jurisdictions. Product defects and the possibility of product defects could cause significant damage to our market reputation and reduce our product sales and market share. If we cannot successfully maintain consistency and quality throughout our production process, this will result in substandard quality or performance of our products. If we deliver products with defects, or if there is a perception that our products are of substandard quality, we may incur substantially increased costs associated with replacements of products, our credibility and market reputation will be harmed, and sales of our PV products may be adversely affected.

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

In October and November 2011, upon the petition of SolarWorld Industries America, a U.S.-based manufacturer of PV products, the U.S. International Trade Commission, or the ITC, and the U.S. Department of Commerce, or the DOC, respectively, commenced anti-dumping and countervailing duty investigations on crystalline silicon PV cells, whether or not assembled into modules, imported from China. The DOC and the ITC made affirmative final determinations in the investigations, and the DOC published anti-dumping and countervailing duty orders in December 2012. Our products from China within the scope of these orders are currently subject to an anti-dumping duty deposit rate of 13.94% and a countervailing duty deposit rate of 15.24%. Appeals of these determinations are currently pending at the U.S. Court of International Trade. The rates at which duties will be assessed and payable are subject to ongoing administrative reviews that are expected to conclude in July 2015 and may differ from the announced deposit rates. In December 2013, SolarWorld Industries America filed its second petition regarding imports of other crystalline silicon PV products from China and Taiwan. In January 2014, the DOC and the ITC commenced anti-dumping duty investigations of imports of these products from China and Taiwan and a countervailing duty investigation of imports of these products from China. The DOC and the ITC made affirmative final determinations in the investigations, and the DOC published anti-dumping and countervailing duty orders in February 2015. Our products from China within the scope of these second orders are currently subject to an anti-dumping duty deposit rate of 30.06% and a countervailing duty deposit rate of 38.43%. Appeals of these determinations are currently pending at the U.S. Court of International Trade. The rates at which duties will be assessed and payable are subject to administrative reviews that are expected to commence in February 2016 and may differ from the announced deposit rates.

In September and November 2012, respectively, the European Union, or the EU, initiated an anti-dumping investigation and an anti-subsidy investigation concerning crystalline silicon PV modules and key components

(i.e., cells and wafers) originating in China. We were selected by the European Commission, or the EC, as a “sampled” company in the investigations. In December 2013, the EU published anti-dumping and countervailing measures on crystalline silicon PV modules and cells originating in or consigned from China. EU imports of our cells and modules became subject to a combined anti-dumping and countervailing duty of 58.2%. However, under the terms of an undertaking entered into with the EC by various Chinese PV companies, including us, this combined duty is not payable so long as certain conditions, including a minimum import price and a volume ceiling, are met and until the measures expire or the EC withdraws the undertaking.

In addition to the PV products that we have sold directly to the U.S. and EU markets, we have also supplied polysilicon and other components to other China-based PV product manufacturers who export their PV products to the U.S. and EU markets. In addition to affecting our direct sales, any anti-dumping and/or countervailing duty imposed by the U.S. and/or EU authorities may indirectly affect us through its impact on such China-based PV product manufacturers, and may have a material adverse effect on our business prospects, financial condition and results of operations. As we have significantly relied on international customers for our products since our inception, any similar or other trade-related investigations and proceedings as well as any similar or other resultant anti-dumping and/or countervailing duty imposed by jurisdictions where we have directly or indirectly sold significant quantities of our PV products may result in a material adverse effect on our business prospects, financial condition and results of operations.

Our business depends on the continued services of our executive officers, key personnel and a skilled labor force, and our business may be severely disrupted if we lose their services.

Our continued operations depend, to a significant extent, on the continued services of our executive officers and key personnel and our ability to attract, train and retain technicians and a skilled labor force for our business. Xiaofeng Peng, our founder and former chairman, has resigned from all of our directorship and management positions in 2014, although we have retained Mr. Peng as a senior consultant and, in recognition of his many contributions to our company since its founding, we have also named Mr. Peng the Chairman Emeritus for our company. We do not maintain key-man life insurance on any of our executive officers and key personnel. If one or more of our executive officers and key personnel are unable or unwilling to continue in their present positions, we may not be able to replace them readily, if at all. As a result, our business may be materially disrupted and we may have to incur additional expenses in order to recruit and retain new personnel. In addition, if any of our executives joins a competitor or forms a competing company, we may lose some of our customers. Each of our executive officers and key personnel has entered into an employment agreement with us that contains confidentiality and non-competition provisions. However, if any dispute arises between our executive officers or key personnel and us, we cannot assure you, in light of uncertainties associated with the Chinese legal system, that these agreements could be enforced in China where most of our executive officers and key personnel reside and hold most of their assets.

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

Prior to April 1, 2015, we had three substantial shareholders, without taking into account any securities that any shareholder has the right to acquire within 60 days after the date of this annual report through the exercise of any option, warrant or right, especially the convertible securities we have issued in the provisional liquidation.

As of April 30, 2015, Mr. Peng, our founder and former chairman, currently beneficially owned, through LDK New Energy Holding Limited, his wholly owned British Virgin Islands company, or LDK New Energy, 48,053,953 of our shares, representing approximately 18.4% of our outstanding share capital. Mr. Kin-Ming Cheng currently beneficially owns, through Fulai Investments Limited, his wholly owned British Virgin Islands company, or Fulai Investments, 42,000,000 of our shares, representing approximately 16.1% of our outstanding share capital. Heng Rui Xin Energy (HK) Co., Limited, or HRX, a Hong Kong company invested by privately owned and Chinese state-owned funds, owns 25,307,497 of our shares, representing approximately 9.7% of our outstanding share capital. HRX has also provided funding facilities to us for our provisional liquidation and for our working capital requirements, which may entitle HRX to additional securities convertible into our shares.

Due to the issuance by us of convertible securities as a consequence of our offshore restructuring and especially the availability of using VWAP to calculate their conversion price, if we take into account equity securities that any holder has the right to acquire within 60 days after the date of this annual report through the exercise of any option, warrant or right, our shareholding structure is already changing and could be significantly different going forward given the relatively low trading prices of our ADSs at present. You should carefully follow and review the various statements on Schedules 13D and 13G filed by persons with the SEC to report their acquisitions of our equity interests from time to time. We are subject to a present, constant and significant risk of a change of control from time to time. Any significant holder of our convertible securities, whether due to its previous substantial position in our 2014 senior notes or in our LDK Silicon preferred shares, could decide to change the control in our company through its conversion into our equity securities. Although our convertible securities issued in our offshore restructuring contain some restrictions on the amount of conversions on an annual and quarterly basis, such restrictions will all disappear by April 1, 2016.

Under such circumstances, each of the significant or potentially significant shareholders may have substantial control over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors, dividend policy and other significant corporate actions. They may take actions that are not in the best interest of our company or our other shareholders and securities holders.

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

We are affected by solar energy market and industry trends as well as macro-economic factors. The PV market in general is at an early stage of development and the extent of acceptance of PV technology and products is uncertain. Market data on the PV industry are not as readily available as that on other more established industries where trends can be assessed more reliably from data gathered over a longer period of time. As a result, the average selling price and the market demand for PV products are highly volatile and subject to many factors which are beyond our control, including:

•	the extent of commercial adoption and application of PV technology;

•	cost-effectiveness, performance and reliability of PV technology and products compared to conventional and other renewable energy sources and products;

•	availability of government subsidies and economic incentives to support the development of the PV industry;

•	success of, or increased government support for, other alternative energy generation technologies, such as fuel cells, wind power, hydroelectric power and biomass energy;

•	success of solar technologies other than crystalline silicon;

•	fluctuations in economic and market conditions that affect the financing and viability of renewable energy sources, such as increases or decreases in the prices of oil and other fossil fuels;

•	deregulation of the electric power industry and the broader energy industry; and

•	levels of capital expenditures by end-users of PV products, which tend to decrease when economic growth slows.

If the average selling price or demand for PV products decrease dramatically, we may not be able to grow our business or generate sufficient revenues to sustain our profitability. For example, partially due to the global financial crisis in 2008 and the deteriorating PV market conditions coupled with the overall global economic slowdown, we incurred a net loss of $1,052.1 million, $1,637.2 million and $269.7 million, respectively, for the years ended December 31, 2012, 2013 and 2014. In addition, the prices of PV products have declined since 2010 due primarily to lower prices of polysilicon and increased manufacturing capacity for PV products. Any negative market and industry trends could materially and adversely affect our business, financial condition and results of operations. We cannot assure you that we will not generate net losses or no greater amounts of net losses going forward due to numerous factors beyond our control, including the external global economic environment, the well-being of the PV industry, and our internal productivity and other operational conditions.

Our strategy includes alliances, joint ventures, acquisitions and dispositions of assets, and restructuring of our business operations; our failure to successfully implement this strategy could have a material adverse effect on our business.

As part of our strategy and subject to market conditions, we may enter into strategic acquisitions and investments and establish strategic alliances with third parties in the PV industry if suitable opportunities arise. We may acquire or invest in technologies, businesses or assets that are strategically important to our business operations or that we believe will complement our business strategies, such as investments in new technologies. We may also make strategic dispositions of our assets or restructure our business operations, as we have been doing in recent years to raise financing, cut losses or otherwise. Any strategic acquisition, investment and alliance with third parties could subject us to a number of risks, including risks associated with the assimilation of new different operations, technologies and personnel, any unforeseen or hidden liabilities, the inability to generate sufficient revenue and income to offset the costs and expenses of acquisitions, the potential loss of, or harm to, our relationships with employees, customers and suppliers as a result of integration of new businesses, and a reduction or loss of control of operations that are material to our business. Moreover, strategic acquisitions, investments and alliances may divert our cash flow from servicing our debts and making necessary capital expenditures and subject us to impairment losses on our acquisitions and investments in equity securities and risks of non-performance by counterparties, which may in turn lead to monetary losses that may materially and adversely affect our business. An acquisition could also expose us to different and unfamiliar legal regimes, regulatory requirements and market conditions, related litigation and other proceedings, unknown liabilities and other unforeseen risks. Difficulties encountered with respect to the acquisitions, investments, or alliances or in the process of integration could have an adverse effect on our ability to manage our overall business. Any failure to integrate any acquired businesses or joint ventures into our operations successfully and any material liabilities or potential liabilities of any acquired businesses or joint ventures that are not identified by us during our due diligence process for such acquisitions or investments could materially and adversely affect our business and financial condition.

We are subject to the management report and auditor attestation report requirements of Section 404 of the Sarbanes-Oxley Act; if we fail to maintain an effective system of internal control over financial reporting, we may be unable to accurately report our financial results or prevent fraud.

As a public company, we are subject to the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act and the related rules of the Securities and Exchange Commission, or the SEC, require that we evaluate the effectiveness, as of the end of each fiscal year, of our internal control over financial reporting and include in our annual report on Form 20-F for each fiscal year (i) a report of our management on our internal control over financial reporting that contains, among other things, management’s assessment of the effectiveness of our internal control over financial reporting as of the end of the most recent fiscal year, including a statement on whether or not internal control over financial reporting is effective and (ii) the opinion of our independent registered public accounting firm, either unqualified or adverse, as to whether we maintained, in all material respects, effective internal control over financial reporting as of the end of such fiscal year. Such management report and auditor opinion for the fiscal year ended December 31, 2014 are contained in “Item 15. Controls and Procedures — Management’s Annual Report on Internal Control over Financial Reporting” and “— Attestation Report of Independent Registered Public Accounting Firm” in this annual report. Our management and auditors are not permitted to conclude that our internal control over financial reporting is effective if there are one or more “material weaknesses” in our internal control over financial reporting, as defined in rules of the SEC and the U.S. Public Company Accounting Oversight Board, or PCAOB. For the year ended December 31, 2014, our management has identified two material weaknesses, as disclosed in the management annual report referenced above. We cannot assure you that our internal control over financial reporting will continue to be effective or that any additional significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified in the future. Moreover, if we continue to fail to maintain the adequacy of our internal control, we may not be able to conclude that we have effective internal control over financial reporting for as long as our failure. Sustained failure or non-compliance in our internal control over financial reporting will have a material adverse impact on the disclosures we make to the investing public and result in serious damage to our reputation and credibility. Even if we do conclude that our internal control over financial reporting is effective, our independent registered public accounting firm may still issue a report that is qualified or adverse if it is not satisfied with our internal control. Furthermore, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help us to manage the company effectively and prevent fraud. We have incurred, and will continue to incur, significant costs and have used, and will continue to use, significant management and other resources in order to comply with Section 404 of the Sarbanes-Oxley Act.

Our independent registered public accounting firm’s audit documentation related to their audit report included in this annual report may be located in China. The PCAOB currently cannot inspect audit documentation located in China and, as such, you may be deprived of the benefits of such inspection.

Our independent registered public accounting firm has issued the audit report included in this annual report. As auditors of companies that are traded publicly in the United States and a firm registered with the PCAOB, our audit firm is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the applicable laws of the United States and professional standards. Our operations, however, are principally conducted in China, a jurisdiction where the PCAOB is currently unable to conduct inspections or review audit documentation without the approval of the Chinese authorities. Accordingly, any audit documentation located in China related to our audit firm’s report included in our filings with the SEC is not currently inspected by the PCAOB.

Inspections conducted by the PCAOB outside China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability to conduct inspections in China, however, prevents the PCAOB from regularly evaluating audit documentation located in China and its related quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

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

Our independent registered public accounting firm may be temporarily suspended from practicing before the SEC, if it is unable to continue to satisfy SEC investigation requests in the future, which could result in financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act.

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the Chinese affiliates of five global accounting firms, including our independent registered public accounting firm. The Rule 102(e) proceedings initiated by the SEC relate to these firms’ failure to produce documents, including audit work papers, at the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act, as the auditors located in China are not in a position lawfully to produce documents directly to the SEC because of restrictions under the Chinese law and specific directives issued by the CSRC. Substantially all of our operations are inside China. Certain of our audit firm’s audit documentation related to its audit reports included in this annual report are located in China, and certain audit procedures are taken place within China’s borders. As we have disclosed previously in this annual report, the PCAOB is currently unable to conduct inspections in China or review audit documentation located within China without the approval of Chinese authorities.

In January 2014, an SEC administrative law judge issued an initial decision to censure these accounting firms and suspend the Chinese member firms of four of the five firms, including our audit firm, from practicing before the SEC for a period of six months. In February 2014, these China-based accounting firms appealed to the SEC against this decision. In February 2015, the four China-based accounting firms reached a settlement with the SEC over the dispute in relation to access to such accounting firms’ audit documents. As part of the settlement, each of the Chinese member firms of “Big Four” accounting firms agreed to settlement terms that include a censure, undertakings to make a payment to the SEC, procedures and undertakings as to future requests for documents by the SEC and possible additional proceedings and remedies should those undertakings not be adhered to. Although the ability of these firms to continue to service all their respective clients is not affected by the settlement, the settlement requires the firms to follow detailed procedures to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. If the firms do not follow these procedures, the SEC could impose penalties such as suspensions, or it could restart the administrative proceedings.

Our independent registered public accounting firm currently relies on its Chinese member firm for assistance in completing the audit work associated with our operations in China. If the settlement terms are not adhered to, Chinese member firms of the four accounting firms may be suspended from practicing before the SEC, which could result in our financial statements being determined to not be in compliance with the requirements of the Securities Exchange Act of 1934, as amended, or the Securities Exchange Act. If our independent registered public accounting firm is denied temporarily or permanently the ability to practice before the SEC and we are unable to find another registered public accounting firm on a timely basis to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Securities Exchange Act. Moreover, a delinquency in our filings with the SEC could adversely harm our reputation and have other material adverse effects on our results of operations and financial condition.

The financial disclosure in interactive data we are required to provide on SEC’s electronic filing system and our own website involve special and technical processing and processes, and may expose us to unintended additional risks and liabilities.

We provide financial disclosure in interactive data format on SEC’s electronic filing system and post them on our corporate website in connection with our annual report on Form 20-F as required by the SEC rules and regulations. In compliance with such requirements, we use the eXtensible Business Reporting Language, or XBRL, and the taxonomy or standard list of tags in XBRL format developed for financial reporting in interactive format consistent with U.S. GAAP and SEC rules and regulations. The XBRL list of tags contains descriptive labels, definitions, authoritative references to U.S. GAAP and the SEC rules and regulations where applicable, and other elements, all of which aim to provide the contextual information necessary for interactive data to be recognized and processed by software. As required by the SEC rules and regulations, we are required to post our interactive data for at least 12 months on our corporate website on the same day we file our annual report on Form 20-F.

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

As of December 31, 2014, our sales were primarily denominated in U.S. dollars, Renminbi and pound sterling. Our costs and capital expenditures are largely denominated in Renminbi. Therefore, fluctuations in currency exchange rates could have a material adverse effect on our financial condition and results of operations. Fluctuations in exchange rates, particularly among the U.S. dollar, Renminbi and pound sterling, affect our gross and net profit margins and could result in foreign exchange and operating losses.

The functional currency of our principal operating subsidiaries, which are located in China, is the Renminbi. To the extent these subsidiaries hold assets denominated in U.S. dollars or any other foreign currency, any appreciation of Renminbi against the U.S. dollar and/or such foreign currency could result in a charge to our statements of operations and a reduction in the value of their U.S. dollar-denominated and/or foreign currency-denominated assets. Similarly, a depreciation of Renminbi against the U.S. dollar or any foreign currency could reduce the U.S. dollar or foreign currency equivalent amounts of our financial results.

We incurred a net foreign currency exchange loss of $6.4 million, $20.7 million and $3.6 million during the years ended December 31, 2012, 2013 and 2014, respectively. We cannot predict the impact of future exchange rate fluctuations on our results of operations and may incur additional net foreign currency losses in the future. During 2011, we entered into certain foreign exchange forward contracts to reduce the effect of our foreign exchange exposure up to 2014, and have not entered into any other or additional foreign exchange forward contracts. However, we cannot assure you that these types of hedging activities or our omission of hedging activities will be effective in managing our foreign exchange risk exposure.

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

We are exposed to risks associated with product liability claims in the event that the use of our PV products results in injury. Due to our limited historical experience, we are unable to predict whether product liability claims will be brought against us in the future or to predict the effect of any resulting adverse publicity on our business. The successful assertion of product liability claims against us could result in potentially significant monetary damages and require us to make significant payments. Moreover, we only carry limited product liability insurance coverage and may not have adequate resources to satisfy a judgment in the event of a successful claim against us. We do not carry any business interruption insurance. Based on the insurance products available in China, even if we decide to take out business interruption coverage, such insurance as currently available offers limited coverage compared to that offered in many other jurisdictions. Any business disruption, industrial accident or natural disaster could result in substantial losses and diversion of our resources.

Failure to protect our intellectual property rights, know-how and technology may undermine our competitive position.

We have developed various production process-related know-how and technologies in the production of polysilicon, ingots, wafers, cells and modules. Know-how and technologies of this type play a critical role in our quality control and cost reduction. In addition, we have on-going R&D programs with a view to continually developing techniques and processes that will improve our production efficiency and product quality. Our intellectual property and proprietary rights arising out of these R&D programs will be crucial in maintaining our competitive edge in the PV industry. We currently have 121 issued patents, and 104 patent applications pending globally. In addition, we also have two registered copyrights and three registered trademarks in China. We rely primarily on patent, trademark, trade secret, copyright law and contractual arrangements with employees to protect our intellectual property and proprietary rights. Nevertheless, these afford only limited protection, and the actions that we may take to protect our intellectual property and proprietary rights may not be adequate. Our failure to protect our production process related know-how and technologies and/or our intellectual property and proprietary rights may undermine our competitive position. Third parties may infringe or misappropriate our proprietary technologies or other intellectual property and proprietary rights. Policing unauthorized use of proprietary technology can be difficult and expensive. Also, litigation, which can be costly and divert management attention and other resources away from our business, may be necessary to enforce our intellectual property rights, protect our trade secrets or determine the validity and scope of our proprietary rights. We cannot assure you that the outcome of such potential litigation will be in our favor or that we will be able to effectively enforce any remedies available to us. An adverse determination in any such litigation or failure to enforce our remedies will impair our intellectual property and proprietary rights and may harm our business, prospects and reputation.

We may be exposed to intellectual property infringement, misappropriation or other claims by third parties and an adverse determination could result in us paying significant damages.

Our success depends on our ability to use and develop our technology and know-how, to produce our polysilicon, ingots, wafers, cells and modules and to sell our polysilicon, ingots, wafers, cells and modules without infringing the intellectual property or other rights of third parties. We may be subject to litigation involving claims of patent infringement or violation of intellectual property rights of third parties. For example, in June 2008, an objection was filed against Jiangxi LDK Solar regarding its trademark “LDK.” The initial decision of the applicable trademark authority on this objection was granted in our favor in November 2010 and the final judgment was granted in our favor in May 2012. The validity and scope of claims relating to PV technology patents involve complex scientific, legal and factual questions and analyses and, therefore, may be highly uncertain. The defense and prosecution of intellectual property suits, patent opposition proceedings, trademark disputes and related legal and administrative proceedings can be both costly and time consuming and may significantly divert our resources and the attention of our technical and management personnel. An adverse ruling in any such litigation or proceedings could subject us to significant liability to third parties, require us to seek licenses from third parties, to pay ongoing royalties, or to redesign our products, or subject us to injunctions prohibiting the production and sale of our products or the use of our technologies. Protracted litigation could also result in our customers or potential customers deferring or limiting their purchase or use of our products until resolution of such dispute.

We have granted, and may continue to grant, stock options under our stock incentive plans and our net income could be adversely affected.

We adopted a stock incentive plan in 2006 and another in 2013. As of the date of this annual report, we have outstanding stock options under these plans with respect to 7,870,437 shares, all of which were granted to our directors and employees at the time of the grant. During the past few years, as a result of the significant decreases in our share prices, we and some of our optionees agreed to cancel some of the previously granted, but not yet vested, stock options and to replace them with newly granted options with similar terms at lower exercise prices. According to Accounting Standards Codification, or ASC, Topic 718, “Share-Based Payment,” issued by the Financial Accounting Standards Board, or FASB, we are required to recognize share-based compensation as compensation expense in the statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. For the years ended December 31, 2012, 2013 and 2014, our non-cash share-based compensation expenses amounted to $8.9 million, $7.5 million and $8.6 million, respectively, with respect to share options granted to our employees. The additional expenses associated with share-based compensation may reduce the attractiveness of issuing stock options under our stock incentive plans. However, if we do not grant stock options or we reduce the number of stock options that we grant, we may not be able to attract and retain key personnel and skilled labor force. If we grant more stock options to attract and retain key personnel and skilled labor force, the expenses associated with share-based compensation may adversely affect our net income.

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

We incurred a significant amount of indebtedness onshore China and an overwhelming portion of such onshore indebtedness remain unserviced subject to a standstill and forbearance arrangement with our Chinese lenders. It is unforeseeable that our Chinese operating subsidiaries will be able to upstream any net profit for our declaration and distribution of dividends at any time at all. In addition, Chinese laws and regulations permit payment of dividends only out of accumulated profits as determined in accordance with Chinese accounting standards and regulations, and such profits differ from profits determined in accordance with U.S. GAAP in certain significant respects, including the use of different bases of recognition of revenue and expenses. Our Chinese subsidiaries are also required to set aside a portion of their after-tax profits according to Chinese accounting standards and regulations to fund certain reserves that are not distributable as cash dividends. In practice, our Chinese subsidiaries are also required to obtain a required tax clearance with the local tax bureau and complete the corresponding foreign exchange procedures before paying any dividends. In addition, under the Chinese Enterprise Income Tax Law, or the EIT Law, and its implementing regulations, Chinese income tax at the rate of 10% is applicable to dividends payable by Chinese enterprises to “non-resident enterprises” (enterprises that do not have an establishment or place of business in China or that have such an establishment or place of business in China but for which the relevant dividend income is not effectively connected with such establishment or place of business), subject to any exemption or lower withholding tax rate as may be contained in any income tax treaty or agreement between China and the jurisdictions of incorporation of such “non-resident enterprises.” According to the Arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with Respect to Taxes on Income, subject to the confirmation of the in-charge local tax authority, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to the withholding tax at a rate of no more than 5%, if the direct holding company in Hong Kong is the “beneficial owner” and owns directly at least 25% the equity interest of the foreign-invested enterprise. The Chinese State Administration of Taxation subsequently provided guidance for determining whether a resident of a contracting jurisdiction is the “beneficial owner” of an item of income under China’s tax treaties and tax arrangements. According to the interpretation of the Chinese State Administration of Taxation, a beneficial owner generally must be engaged in substantive business activities. An agent or conduit company will not be regarded as a beneficial owner and, therefore, will not qualify for such treaty benefits. A conduit company normally refers to a company set up for the purpose of avoiding or reducing taxes or transferring or accumulating profits. Thus, dividends payable to us by our subsidiaries in China, if any, will be subject to a 10% income tax if we are considered a “non-resident enterprise” under the EIT Law. Although some of our Chinese operations are held through Hong Kong entities, such as LDK Solar International Company Limited and LDK Silicon Hong Kong, we are uncertain as to whether and the extent to which these Hong Kong companies meet the beneficial ownership requirements and are eligible for the benefits under this Hong Kong-mainland China double taxation avoidance arrangement when they receive dividends from their subsidiaries in China. We cannot assure you how long it will take to apply for such benefits and, if and when we apply, whether we will be successful in our applications. Neither can we assure you that we will have sufficient cash flow from dividends or repayments on intercompany loans or advances from our Chinese subsidiaries to pay any dividend we may declare.

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

On the other hand, as the Chinese government is striving to internationalize the Renminbi, aiming to make it a trading, investment and reserve currency, we may not necessarily benefit from such efforts in our operations. The quantitative easing initiatives made by various central banks or similar institutions in the past have only made it more difficult for us to manage our foreign exchange risks. Were the Renminbi to become freely convertible, it may undergo unprecedented fluctuations under the market forces of supply and demand, and we may have to devote significantly more human and other resources in managing our assets, finances and cash flow denominated in Renminbi and in foreign currencies. We may, as a result, be confronted with more uncertainties in our financing and business operations, and we cannot assure that our financial condition, results of operations and business prospects will not be adversely affected by such efforts of the Chinese government to internationalize its currency, the Renminbi.

The uncertain legal environment in China could have a negative impact on our business and prospects and also limit the legal protections available to you.

Our principal operating subsidiaries, Jiangxi LDK Solar, Jiangxi LDK Silicon and LDK Nanchang, are foreign-invested enterprises in China and are subject to laws and regulations applicable to foreign investments in China in general and laws and regulations applicable to wholly foreign-owned enterprises and sino-foreign joint venture enterprises in particular. The Chinese legal system is a civil law system based on written statutes. Unlike the common law system, the civil law system is a system in which decided legal cases have little precedential value. When the Chinese government started its economic reform in 1978, it began to formulate and promulgate a comprehensive system of laws and regulations to provide general guidance on economic and business practices in China and to regulate foreign investments. China has made significant progress in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, the promulgation of new laws, changes in existing laws and abrogation of local regulations by national laws may have a negative impact on our business and prospects. In addition, as these laws, regulations and legal requirements are relatively recent and because of the limited volume of published cases and their non-binding nature, the interpretation and enforcement of these laws, regulations and legal requirements involve significant uncertainties. These uncertainties could limit the legal protections available to foreign investors, including you.

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

Risks Relating to Our ADSs, Shares and Equity-linked Securities

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

The market price of our ADSs experienced, and may continue to experience, significant volatility. For the period from June 1, 2007 (commencement of trading of our ADSs on the NYSE) to February 21, 2014 (suspension by the NYSE of the trading of our ADSs on the NYSE), the closing price of our ADSs on the NYSE ranged from a high of $73.95 per ADS to a low of $0.71 per ADS. Since our ADSs have been quoted on the OTC market, their closing price has ranged from a high of $0.89 per ADS to a low of $0.07 per ADS up to the date of this annual report.

You may find additional information on the historical high and low closing prices of our ADSs under “Item 9. The Offer and Listing — A. Offer and Listing Details — 4. Information Regarding the Price History of the Stock” and “— C. Markets” in this annual report. Numerous factors, including many over which we have no control, may have a significant impact on the market price of our ADSs, including, among other things:

•	prospects of the implementation of our restructuring offshore China;

•	prospects of continued standstill and forbearance by our creditors onshore China with respect to their lendings to us over the years;

•	prospects of the restructuring of our indebtedness onshore China;

•	dilutive effect of the convertible securities we have issued for the offshore restructuring on our capital structure, including potential change of control from time to time;

•	formulation and implementation of our goals and strategies;

•	impact and likely consequences of the current and on-going fluctuating PV market and overall global economic development on the PV market and on our businesses;

•	announcements of technological or competitive developments in the PV industry, solar power industry and renewable energy industry;

•	regulatory developments in our target markets affecting us, our customers or our competitors;

•	announcements regarding patent litigation or the issuance of patents to us or our competitors;

•	announcements of studies and reports relating to the PV efficiencies of our products or those of our competitors;

•	our future business development, results of operations and financial condition, including actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates or other comments by securities analysts relating to us, our competitors or our industry in general;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares, ADSs and equity-linked securities, such as our convertible securities;

•	a breach or default, or the perception of a possible breach or default, under our existing loan agreements, credit facilities or other debt instruments;

•	announcements by other companies in our industry relating to their operations, strategic initiatives, financial condition or performance or relating to our industry in general;

•	announcements of acquisitions or consolidations involving industry competitors or industry suppliers or customers;

•	changes in the market valuations of other PV technology companies;

•	determination of the fair value of our ordinary shares, ADSs, and equity-linked securities;

•	addition or departure of our executive officers and key personnel;

•	any government subsidies and economic incentives to us or to the PV industry;

•	sales or perceived sales of additional ordinary shares, ADSs or equity-linked securities by us or our shareholders and securities holders, including the conversion of their convertible securities;

•	pledges or perceived pledges of ordinary shares, ADSs or equity-linked securities by our shareholders and other securities holders, and the foreclosure or perceived foreclosure of such security interests, whether or not potentially resulting in a change of control; and

•	impact and development of any lawsuit or legal proceedings, currently pending or threatened, or that may be instituted in the future.

In addition, the stock market in recent years has experienced extreme price and trading volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These broad market fluctuations may adversely affect the price of our ADS and equity-linked securities, regardless of our operating performance. The OTC market is a relatively illiquid market as compared to the NYSE, and will not be able to accommodate sales or purchases of any significant amount of our ADSs in any particular trading day. Furthermore, the trading price of our ADSs on the OTC market could be significantly affected by an otherwise relatively insignificant fluctuation of supply and demand relating to our ADSs. These factors, among others, could significantly depress the trading price of our ADSs and equity-linked securities.

The offshore restructuring transactions completed under our schemes of arrangement will cause significant dilution to the equity ownership of our shareholders, which may materially and adversely affect the market price of our ADSs and equity-linked securities.

Because of the limited funding available to the scheme creditors to choose the cash-out option, the restructuring transactions we completed pursuant to our schemes of arrangement have to offer significant amount of equity securities and convertible securities in exchange and satisfaction of claims of our scheme creditors. The issuances of such scale will necessarily cause material dilution of the equity holdings of our shareholders at any relevant time. You should read the information set forth under “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Provisional Liquidation” in this annual report for additional information. Because we are not issuing these equity securities or convertible securities for cash in the restructuring transactions, we will not receive any proceeds from these issuances. In addition, as our exit funding arrangements with HRX contain warrants and convertible securities, the issuance of our equity securities pursuant to such instruments may further dilute our shareholders at any relevant time. Such dilution may impose significant risks on us and our shareholders and may cause the value of our shares, ADSs and equity-linked securities to significantly decrease, including the possibility of being reduced to zero. Since quite a few of our convertible holders possess power to convert their convertible securities and cause a change of control in our shareholding structure, whether due to its previous substantial position in our 2014 senior notes or in our LDK Silicon preferred shares, we are placed under a present, constant and significant threat that a change of control may occur as a result from time to time.

As we have disclosed in our various submissions of periodic reports on Form 6-K, you should understand that, depending on the volume-weighted average price, or VWAP, at any relevant time that our convertible holders will use for the conversion of their convertible securities, the dilutive effect due to an otherwise insignificant amount of conversions could be significant. In addition, although our convertible securities issued in our offshore restructuring contain some conversion volume restrictions on an annual and quarterly basis, such restrictions will end on March 31, 2016. The potential dilution on the equity interest of our shareholders may significantly increase at any time subsequent to March 31, 2016, and the trading prices of our shares, ADSs and equity-linked securities, including the convertible securities under our schemes of arrangement, will be subject to significant downward pressure.

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

We may require additional funding to meet our working capital or capital expenditure requirements or in connection with our acquisitions, strategic collaborations or other transactions in the future. If we raise such funding through issuance of new equity or equity-linked securities, it may cause a dilution in the percentage ownership of our then existing shareholders. The offshore restructuring transactions have already required us to issue a significant amount of equity and convertible securities in exchange for the claims of our various creditors, as we have disclosed in the risk factor entitled “— The offshore restructuring transactions completed under our schemes of arrangement will cause significant dilution to the equity ownership of our shareholders, which may materially and adversely affect the market price of our ADSs and equity-linked securities” above. Sales of a substantial number of ADSs or other equity-linked securities in the public market could depress the market price of our ADSs, and impair our ability to raise capital through the sale of additional equity or equity-linked securities. We cannot predict the effect that future sales of our ADSs or other equity-linked securities would have on the market price of our ADSs.

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

As disclosed in this annual report, we are a Cayman Islands company and substantially all of our assets are located outside the United States. Most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. In addition, substantially all of our current operations are conducted in China. As a result, it may be difficult for you to enforce in U.S. courts judgments obtained in U.S. courts based on the civil liability provisions of the U.S. federal securities laws against us and our officers and directors. It may also be difficult for you to effect service of process within the United States upon our directors or officers. Furthermore, there is uncertainty as to whether the courts of the Cayman Islands or China would recognize or enforce judgments of U.S. courts against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any of its states. It is also uncertain whether such Cayman Islands or Chinese courts would be competent to hear original actions brought in the Cayman Islands or China against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any of its states.

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

We established two wholly owned Chinese subsidiaries, Jiangxi LDK Silicon and Jiangxi LDK Solar Polysilicon Co., Ltd., or Jiangxi LDK Polysilicon, in July and October 2007, respectively, both in Jiangxi Province, China, to engage in polysilicon manufacturing business. We subsequently reorganized our polysilicon business structure so that the two Chinese polysilicon manufacturers became wholly owned subsidiaries of LDK Silicon Hong Kong, which is wholly owned by LDK Silicon. On June 3, 2011, pursuant to a subscription agreement dated as of December 30, 2010, China Development Bank International Holdings Limited, or CDBI, as assignee of CDB Capital China Development Bank Capital Corporation Ltd., each a wholly owned subsidiary of China Development Bank Corporation, or CDB, and investment funds affiliated with China Construction Bank Corporation and Bank of China Limited subscribed for 240 million LDK Silicon preferred shares, which represented, on an as-if-converted basis, approximately 18.46% of the aggregate issued and outstanding share capital of LDK Silicon on a fully diluted basis as of the date of the investment. The claims under the LDK Silicon preferred shares were exchanged into our equity securities and convertible securities in the offshore restructuring.

In March 2011, we acquired a 71% interest in SPI, a California-based solar power EPC company. SPI’s shares are listed and traded on the OTCBB market. As of the date of this annual report, we hold approximately 23.5% of the equity interest in SPI due to dilution by additional equity interests issued by SPI since March 2011.

In April 2012, we acquired a 71% interest in Sunways AG, a German-based PV company with its shares listed on the Frankfurt Stock Exchange. Sunways filed for preliminary insolvency proceedings in Germany on

March 21, 2014 and entered into formal insolvency proceedings on April 28, 2014. We issued certain support letters to Sunways prior to its insolvency proceedings and claims of Sunways under such support letters were settled partially in cash and partially with our convertible securities in the offshore restructuring.

In February 2014, we filed with the Cayman court a winding-up petition on grounds of insolvency in anticipation of our inability to honor our payment obligations under the 2014 senior notes and our inability to honor the redemption rights of the holders of the LDK Silicon preferred shares. The Cayman court appointed Eleanor Fisher and Tammy Fu, each of Zolfo Cooper (Cayman) Limited, as joint provisional liquidators, or the JPLs, on February 27, 2014 and placed us into provisional liquidation under the laws of the Cayman Islands. In collaboration with the JPLs, we undertook a multi-jurisdictional restructuring exercise, which included:

•	schemes of arrangement in the Cayman Islands relating to LDK Solar and LDK Silicon, eventually approved by their classes of scheme creditors and sanctioned by the Cayman court on November 7, 2014;

•	schemes of arrangement in Hong Kong relating to LDK Solar, LDK Silicon and LDK Silicon Hong Kong, eventually approved by their classes of scheme creditors and sanctioned by the Hong Kong court on November 18, 2014;

•	proceedings relating to a prepackaged plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code for three of our United States subsidiaries, LDK Solar USA, Inc., LDK Solar Tech USA, Inc. and LDK Solar Systems, Inc., eventually confirmed by the U.S. Bankruptcy Court on November 21, 2014; and

•	a bankruptcy proceeding for LDK Solar under Chapter 15 of the U.S. Bankruptcy Code, with respect to which the U.S. Bankruptcy Court entered an order on November 21, 2014 to recognize and enforce our Cayman Islands scheme of arrangement relating to LDK Solar in the United States and the related Cayman court sanctioning order.

Our schemes of arrangement and the prepackaged plan of reorganization became effective on December 10, 2014. On February 18, 2015, the U.S. Bankruptcy Court entered final decrees to close our Chapter 11 cases and our Chapter 15 bankruptcy proceeding. On April 21, 2015, the Cayman court discharged the JPLs from their duties and dismissed the winding-up petition we filed on February 21, 2014 pursuant to a Cayman court order of April 7, 2015. You may find additional information under “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Provisional Liquidation” in this annual report.

In September 2014, our ADSs were delisted from the NYSE following a delisting decision and a subsequent hearing by the NYSE authorities. Our ADSs are currently quoted on the OTC Pink Limited Information initially under the symbol “LDKSY” since the suspension of trading of our ADSs on the NYSE on February 21, 2014 and under the symbol “LDKYQ” since October 30, 2014.

Mr. Peng, our founder and former chairman, currently beneficially owns, through LDK New Energy, 48,053,953 of our shares, representing approximately 18.4% of our outstanding share capital as of the date of this annual report. Mr. Cheng currently beneficially owns, through Fulai Investments, 42,000,000 of our shares, representing approximately 16.1% of our outstanding share capital as of the date of this annual report. HRX currently owns 25,307,497 of our shares, representing approximately 9.7% of our outstanding share capital as of the date of this annual report. HRX is entitled to exercise certain options for additional securities convertible into our shares as set forth in the various funding facilities HRX provided to us for our provisional liquidation and for our working capital needs. Significant holders of our convertible securities, whether due to their previous substantial positions in our 2014 senior notes or in our LDK Silicon preferred shares, may become our significant or controlling shareholders as a result of their conversions.

Under our memorandum of association, the purpose of our company is unrestricted. Our current registered office is at c/o Offshore Incorporations Limited, Floor 4, Willow House, Cricket Square, P.O. Box 2804, Grand

Cayman KY1-1112, Cayman Islands. Our principal executive offices are located at Hi-Tech Industrial Park, Xinyu City, Jiangxi Province 338032, People’s Republic of China, and our telephone number is (86 790) 686-0171. Our website is www.ldksolar.com. Information contained on our website is not a part of this annual report.

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

Polysilicon. We commenced production and sale of polysilicon in the third quarter of 2009. As of December 31, 2014 and March 31, 2015, our two polysilicon plants, Mahong Plant and Xiacun Plant, located near our wafer production facilities, had an aggregate installed annualized polysilicon production capacity of approximately 19,200 MT. We use a modified Siemens process as the basis for our polysilicon production, employ advanced production facilities at our polysilicon plants, and are able to produce polysilicon that meets the premium quality requirements of international PV and electronics industries. While all of the polysilicon we currently produce is solar-grade, our Mahong Plant is capable of producing electronic-grade polysilicon in accordance with international industry standards and practice, representing approximately 90% of our aggregate polysilicon production capacity. With the onset of the deteriorating PV market conditions and overall global economic slowdown since 2008, we suspended our polysilicon production since the third quarter of 2012 until January 2014 when we reconvened our hydrochlorination installation process at the Mahong Plant. Between July and December 2014, we turned on the first production line at our Mahong Plant with the existing STC thermal converters in order to test-run our hydrochlorination facilities after their installation. Although hydrochlorination facilities have since December 2014 become the primary converter for STC into TCS, and our STC thermal converters are operating as a supplemental system to support the hydrochlorination conversion, we have yet to resume the production of the second and third lines at the Mahong Plant and we need additional financing to further refine and improve our polysilicon production at Mahong Plant with the hydrochlorination facilities attached. Due to the decrease in estimated future market price for solar-grade polysilicon, the operation of the Xiacun Plant remains suspended and the uncertainty about its future service potential has caused us to constructively abandon the Xiacun Plant. We consume a significant portion of our polysilicon output in our wafer production. For the year ended December 31, 2012, 2013 and 2014, we produced approximately 2,520 MT, nil and 479 MT of polysilicon, and consumed approximately 69.6%, nil and 99.5% of our total polysilicon production, with the rest sold to independent third-party customers.

Solar Wafers. We manufacture solar wafers in our wafer production facilities in Xinyu City Hi-Tech Industrial Park in Jiangxi Province, China. We produce multicrystalline and monocrystalline solar wafers and sell them globally to manufacturers of solar cells and solar modules. We used to also provide wafering services, producing wafers for customers who provide polysilicon materials to us. As of December 31, 2014 and March 31, 2015, we had an annualized solar wafer production capacity of approximately 4.8 GW. For the years ended December 31, 2012, 2013 and 2014, we produced approximately 1.0 GW, 1.4 GW and 1.8 GW of solar wafers, respectively, and consumed approximately 10.1%, 3.8% and 6.7%, respectively, of our total solar wafer production in our in-house production of solar cells, with the rest sold to independent third-party customers. For the three months ended March 31, 2015, we produced approximately 0.3GW of solar wafers, and consumed approximately 7.1% of our total solar wafer production in our in-house production of solar cells, with the rest sold to independent third-party customers. Although our solar wafer production has remained on-going, we substantially reduced our solar wafer production volume since the third quarter of 2012, primarily due to the decreased market demand and depressed market prices of PV products. We have gradually increased our wafer production in 2013. However, the decrease in estimated future market price for wafers and over-capacity in certain of our production facilities have raised uncertainty about the future service potential and caused us to constructively abandon certain production machinery and equipment, facilities and uncompleted production plants related to our wafer business.

Solar Cells. We commenced solar cell production in the third quarter of 2010. We produce solar cells in our production facilities in Xinyu City Hi-Tech Industrial Park in Jiangxi Province, China. As of December 31, 2014 and March 31, 2015, we had an annualized solar cell production capacity of approximately 0.3 GW. For the years ended December 31, 2012, 2013 and 2014, we produced approximately 162.1 MW, 80.6 MW and 160.3 MW of solar cells, respectively, and consumed approximately 43.4%, 100.0% and 84.8%, respectively, of our total solar cell production in our in-house production of solar modules, with the rest sold to independent third-party customers. For the three months ended March 31, 2015, we produced approximately 36.4 MW of solar cells, and consumed approximately 59.2% of our total solar cell production in our in-house production of solar modules, with the rest sold to independent third-party customers. Our in-house made solar cells constituted approximately 71.2% of our production requirements in our in-house production of solar modules during the years ended December 31, 2012, 2013 and 2014, and we had to outsource the remainder requirements from third party suppliers. Although our solar cell production has remained on-going, we have substantially reduced our solar cell production volume since the third quarter of 2012 primarily due to decreased market demand and the depressed market prices of PV products. We also disposed in April 2013 of our solar cell facilities in Hefei City, Anhui Province.

Solar Modules. We commenced solar module production in 2010, and we also provide solar module processing services to customers. We produce solar modules in our production facilities in Nanchang City of Jiangxi Province, China. As of December 31, 2014 and March 31, 2015, we had an annualized solar module production capacity of approximately 1.1 GW. Our modules have been certified in various European countries and the U.S. For the years ended December 31, 2012, 2013 and 2014, we produced approximately 191.6 MW, 261.6 MW and 283.6 MW of solar modules, respectively, and consumed approximately 13.2%, 9.5% and 6.8%, respectively, of our total solar module production in our solar farm projects, with the rest sold to independent third-party customers. For the three months ended March 31, 2015, we produced approximately 36.3 MW of solar modules, and consumed approximately 4.6% of our total solar module production in our solar farm projects, with the rest sold to independent third-party customers. Although our solar module production has remained on-going, we substantially reduced our solar module production volume since the third quarter of 2012 primarily due to decreased market demand and the depressed market prices of PV products. We disposed of our solar module facilities in Hefei City, Anhui Province in 2013 and our solar module facilities in Suzhou City, Jiangsu Province in 2014.

Solar Farm Projects. We design and develop solar farm projects in China, Europe and the U.S. We develop these projects with the intent to sell them to third parties upon completion of their development. We also provide EPC services for solar farm projects. We typically sell our solar farm projects prior to, and contingent upon, the completion of such projects. We have financed our solar farm projects with bank financings.

Our production facilities are primarily located in Xinyu City, Jiangxi Province, with our cell and module production facilities in Nanchang City, Jiangxi Province, China.

Our principal PV product customers, in terms of net sales for the year ended December 31, 2014, include Solartech, Itarion, Oriental Sunrise, Hyundai and Brics Solar.

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

•	Vertical integration. We are a vertically integrated PV product manufacturer with production capabilities at each step of the supply chain from polysilicon to solar farm projects. While historically our strength was in the solar wafer business, we have expanded our business to meet the PV industry’s requirements for solar materials, polysilicon, wafers, modules, systems, projects and solutions. Depending on market conditions, we have the flexibility to buy and sell PV products along the value chain to maximize our revenue and profit. Our expanded capability to address different market requirements as a result of our vertical integration also contributes to the diversification of our customer base.

•	Leading PV product manufacturer. We are a leading producer of PV products globally in terms of capacity and production. Our leading manufacturing scale and product quality have enabled us to establish a strong brand name in our industry, to expand our global footprint quickly and to cross-sell our products as we optimize our vertical integration strategies.

•	Operational excellence with technological innovation. We have made significant investment in R&D and as a result significantly improved the efficiency of our overall operations. We have developed technologies to reduce our production costs at each step of the production process, which include recycling more polysilicon, producing larger ingots, recovering more slurry, increasing production yield and more efficient usage of utilities and consumables. We have also invested significant resources in developing newer wafer products that may lead to higher cell conversion efficiency and in designing more efficient solar modules.

•	Diversified customer base. We have established long-term relationships with key players in the PV industry. Our current customer base consists of some of the major international players in the PV sector. Our revenues are also diversified geographically around the world. During the year ended December 31, 2014, we sold our PV products to over 300 customers in over 30 countries or regions.

Our Strategy

We intend to pursue the following strategies:

•	Reorganize our capital structure. In addition to the offshore restructuring we implemented in 2014, we are also investigating the possibility of engaging our creditors onshore China with a view to restructuring our overall indebtedness in China for our future growth. A significant amount of our indebtedness onshore China has been subject to a standstill and forbearance arrangement with our onshore creditors. Although we have not been servicing such forborne indebtedness onshore China, it has been existing as well as accruing interests on our books. We have conducted a few initial discussions with our Chinese banks, lenders and other creditors although it remains difficult to find a mutually agreeable and viable restructuring solution. Despite the uncertainty and difficulty, we will continue our endeavor in an effort to realign our capital structure to better fit our current financial condition and prospects and to improve our liquidity position and increase our cash flow.

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

•	Continue to reduce our production costs. We have developed proprietary manufacturing processes to reduce our costs and increase our operational efficiency in our overall production processes. We plan to continue to devote reasonable R&D resources to enhance our technological capabilities in order to reduce manufacturing costs, improve production yield and pursue technological innovation. We are currently undertaking debottlenecking initiatives to convert more STC into TCS through hydrochlorination in an effort to lower our polysilicon production cost and boost our polysilicon production capacity. Other cost-saving measures we are implementing include acquiring high-pressure steam from a co-located steam generation plant under construction and applying an advanced coating technology to lower the electricity consumption of our CVD reactors. We are committed to further reducing our per-unit cost by further optimizing our vertical integration and each of its value chains. In addition, we will strive to enhance our operational excellence, localize feedstock and consumable sources, and reduce energy consumption in order to become more cost competitive.

•	Develop and commercialize innovative technologies. We plan to continue to develop and commercialize innovative technologies. We currently have a number of on-going R&D programs with a view to developing techniques and processes that will improve our conversion efficiency and product quality or lower production cost. We have 121 issued patents, and 104 patent applications pending globally. We have implemented and intend to continue to implement these and other patents and patent applications to further improve our polysilicon production, silicon recycling, wafer production processes, solar cell structures, module designs, and efficiency of our production equipment. We expect to continue to develop, procure and commercialize technologies that have significant potential applications and may provide significant competitive advantages to us.

•	Continue to enhance our vertical integration. We will continue to streamline our vertical integration to strengthen our competitive position. We currently produce polysilicon, solar wafers, cells and modules in-house, and also develop solar farm projects and provide related EPC services. In addition to building up weaker links in our solar value chain in line with the PV market development and prospects, we will continue to strengthen more profitable links in the value chain to capture such opportunities in the market. As a vertically integrated PV company, we will be able to provide our customers with a range of services and products while at the same time giving us better control of the time to market, costs, supply and quality of the products we manufacture.

•	Further expand our customer base and increase our brand recognition. We plan to further expand our customer base and increase our brand recognition by increasing our sales and marketing efforts in countries such as the U.S., China, Europe and other countries and regions. We will continue to increase our brand recognition by delivering quality PV products and services. We intend to continue to analyze the opportunities in China, Europe, and the United States to build out our PV teams and to enable us to promote our branded PV products.

Our Products and Services

We are a leading vertically integrated manufacturer of PV products. While our historical strength was in the solar wafer business, we have expanded our business to meet the PV industry’s requirements for polysilicon, wafers, cells, modules, systems, power projects and solutions. While we continue our vertical integration at each step of our PV product value chain to the extent feasible, our revenue also includes significant portions of sales of our solar wafers and modules. We also sell a number of ancillary products, including liquid chlorine and caustic soda.

The following table sets forth our installed annual production capacity as of December 31, 2014 and March 31, 2015.

Installed Annual Capacity
Product	Location	December 31, 2014	March 31, 2015
Polysilicon	Mahong Plant, Xinyu City; Jiangxi Province	18,000 MT	18,000 MT
	Xiacun Plant, Xinyu City; Jiangxi Province	1,200 MT	1,200 MT
Wafer	Xinyu City, Jiangxi Province	4.8 GW	4.8 GW
Cell	Xinyu City, Jiangxi Province	0.3 GW	0.3 GW
Module	Nanchang City, Jiangxi Province	1.1 GW	1.1 GW

In April 2013, we sold all our equity interest in LDK Hefei to an affiliate of the local Hefei City government, which reduced our annualized solar cell and module production capacities to approximately 0.3 GW and 1.1 GW, respectively. We also disposed of our solar module facilities in Suzhou City, Jiangsu Province in 2014.

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

We leverage a modified Siemens process as the basis for our polysilicon production, employ advanced production facilities at our polysilicon plants, and are able to produce polysilicon that meets the premium quality requirements of international PV and electronics industries. All of the polysilicon we currently produce is solar-grade. Based on tests we have conducted, our Mahong Plant is capable of producing electronic-grade polysilicon in accordance with international industry standards and practice, representing approximately 90% of our polysilicon production capacity as of December 31, 2014. The international industry standards and practice with regard to “electronic-grade” polysilicon focus on impurities levels and their composition as well as physical properties, rather than silicon purity alone. Our Mahong Plant is designed and equipped with advanced production facilities capable of producing electronic-grade polysilicon in terms of purity, but as our current focus is on solar-use polysilicon production, we have yet to create the requisite clean handling environment that would enable us to supply electronic-grade polysilicon to the electronics industry. We do not have any current plan to produce and supply electronic-grade polysilicon to the electronics industry unless we have a strong business case with favorable market conditions.

We commenced polysilicon production at our Xiacun Plant and made our first shipment of polysilicon in the third quarter of 2009. In January 2010, our Mahong Plant entered into production with its first production train. As of December 31, 2014 and March 31, 2015, we had a total annualized installed polysilicon production capacity of approximately 19,200 MT. Due to the decreased market demand and depressed market prices of PV products, we suspended our polysilicon production since the third quarter of 2012 until January 2014 when we reconvened our hydrochlorination installation process at the Mahong Plant. We went through a major debottlenecking process at both Mahong Plant and Xiacun Plant as we disclosed in “— Debottlenecking” below. We have engaged Fluor Corporation and its affiliates to provide general engineering, procurement, construction and management services for our Mahong Plant. Between July and December 2014, we turned on the first production line at our Mahong Plant with the existing STC thermal converters in order to test-run our hydrochlorination facilities after their installation. Although hydrochlorination facilities have since December 2014 become the primary converter for STC into TCS, and our STC thermal converters are operating as a supplemental system to support the hydrochlorination conversion, we have yet to resume the production of the second and third lines at the Mahong Plant and we need additional financing to further refine and improve our polysilicon production at Mahong Plant with the hydrochlorination facilities attached. We consume a significant portion of our polysilicon output in our wafer production. For the year ended December 31, 2012, 2013 and 2014, we produced approximately 2,520 MT, nil and 479 MT of polysilicon, and consumed approximately 69.6%, nil and 99.5% of our total polysilicon production for our down-stream wafer production, with the rest sold to independent third-party customers.

Due to the decrease in estimated future market price for solar-grade polysilicon, the operation of the Xiacun Plant remains suspended and the uncertainty about its future service potential has caused us to constructively abandon the Xiacun Plant.

Debottlenecking. When a constraint in one procedure of our large polysilicon production facility restricts or limits the overall production flow, a “bottleneck” develops that lowers the capacity, or otherwise limits the functionality, of some other procedures or the entire manufacturing system. The removal of such constraints, or “debottlenecking,” becomes necessary to enhance the production capacity of the entire system. The main bottleneck in our polysilicon production was STC-TCS conversion. Because our STC thermal converters were insufficient to recycle all of our STC into TCS largely due to their failure to perform up to their design capabilities and, therefore, we had to rely on external parties to off-take some excess STC and purchase additional TCS from external suppliers to support our production. Before we could complete this debottlenecking to increase the STC-TCS conversion and reduce our costs in our polysilicon production, we had to suspend our polysilicon production since the third quarter of 2012 largely due to the decreased market demand and depressed market prices of PV products. Financial difficulties that arose in 2012 and exacerbated through 2013 prevented us from carrying out these debottlenecking initiatives until January 2014 when we reconvened our hydrochlorination installation process at our Mahong Plant. Between July and December 2014, we turned on one of the three production lines at our Mahong Plant with the existing STC thermal conversion system, and started to test-run our initial hydrochlorination facilities installed on the production line. In December 2014, we completed the installation of hydrochlorination facilities at our Mahong Plant and they have now become the primary conversion system for STC into TCS, and our STC thermal converters operate now as a supplemental system to support the hydrochlorination conversion. We have yet to resume the production of the second and third lines at the Mahong Plant, and due to the decrease in estimated future market price for solar-grade polysilicon, the operation of the Xiacun Plant remains suspended.

In addition, we also endeavor to streamline secondary bottlenecks in our polysilicon production process from time to time upon our discovery, which include our tank storage, nitrogen, hydrogen, demineralized water, cooling water, waste water treatment and process venting/scrubbing systems, that complement our polysilicon production. These secondary debottlenecking initiatives are an on-going process and remain an integral part of our polysilicon production.

We leverage a modified Siemens process, a non-proprietary technology generally used in the polysilicon industry, as the basis for our polysilicon production process, which centers on closed-loop gas recycle and recovery systems. The following chart illustrates our closed-loop polysilicon production process:

Our polysilicon production process starts with mixing hydrogen chloride, a common acid, or HCl, with a bed of metallurgical-grade silicon powder in a CVD reactor, which produces TCS. TCS is then purified through distillation to remove the main byproduct, STC, and other byproducts and impurities. Next, the purified TCS gas is fed into CVD reactors, or “Siemens reactors” as generally referred to in the industry, containing seed polysilicon rods, which are thin filaments made of high-purity silicon. In a hydrogen environment at high temperatures, TCS decomposes or disintegrates, and deposits or attaches additional silicon onto the seed polysilicon rods, therefore “growing” the rods. When the rods eventually grow to desired diameters, they are harvested from the CVD reactors and moved to a clean area for further processing. The grown-up rods are broken into chunks and sorted, packaged, and shipped to our wafer section or to our polysilicon customers.

Both the metallurgical-grade silicon chlorination and TCS decomposition reactions generate STC as a byproduct, which is fed back into the TCS production process for re-use as a production input, and hence recycled in what is known as a closed-loop process. The STC generated from both the metallurgical-grade silicon chlorination and the TCS decomposition is fed through STC thermal converters, where it undergoes a hydrogenation reaction with hydrogen, resulting in TCS and HCl. This TCS, mixed with unreacted STC, is further redirected back to the TCS distillation procedure as preparation for TCS decomposition through the closed loop. Over the years, in order for us to maintain production levels at or near our desired capacity, our thermal hydrogenation procedure is insufficient to convert more STC into TCS and, therefore, we have to rely on third parties to offtake some excess STC and purchase some additional TCS from external suppliers. As a part of our efforts to convert more STC into TCS, we have constructed hydrochlorination facilities in our debottlenecking initiatives, initially to run in parallel with our existing STC thermal converters and eventually to become the primary conversion system, with the STC thermal converters as a supplemental system to support the hydrochlorination conversion. Hydrochlorination is an efficient STC-TCS conversion process, during which STC reacts with silicon and hydrogen, also resulting in TCS and HCl. The HCl created in the CVD reactors, the STC thermal converters, and the hydrochlorination procedure is also recycled and re-used in the metallurgical-grade silicon chlorination reaction. The closed-loop system enables a high degree of TCS, STC, HCl, and hydrogen utilization throughout the production process, thereby enhancing raw material conversion efficiency, reducing waste output, and lessening environmental impact.

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

As of December 31, 2014, we had installed the following equipment in our polysilicon production plants:

•	67 CVD reactors;

•	32 STC thermal converters;

•	two hydrochlorination systems; and

•	other ancillary polysilicon production equipment.

Wafer production

We manufacture solar wafers in our wafer production facilities in Xinyu City Hi-Tech Industrial Park in Jiangxi Province, China. Wafer production constituted our original core competence since our inception in 2006. We currently produce and sell solar wafers in the size of 156 by 156 mm, and with thicknesses of 180 or 190 microns. In addition to our multicrystalline wafer products, we also manufacture monocrystalline wafers. As of December 31, 2014 and March 31, 2015, we had an annualized wafer production capacity of approximately 4.8 GW.

We used to also provide wafering services to both monocrystalline and multicrystalline solar cell and module manufacturers, who provide us with their own silicon materials, such as polysilicon feedstock and ingots. We process this feedstock to produce ingots. We then slice these ingots and the ingots provided by our customers into wafers to be delivered back to our customers. We charge a fee based on the number of wafers processed and the type of materials we receive. In addition, we also sell silicon materials, which include ingots and polysilicon scraps. We did not provide any wafering service during 2012 and 2014.

For the years ended December 31, 2012, 2013 and 2014, we produced approximately 1.0 GW, 1.4 GW and 1.8 GW of solar wafers, respectively, and consumed approximately 10.1%, 3.8% and 6.7%, respectively, of our total solar wafer production in our in-house production of solar cells, with the rest sold to independent third-party customers. For the three months ended March 31, 2015, we produced approximately 0.3 GW of solar wafers, and consumed approximately 7.1% of our total solar wafer production in our in-house production of solar cells, with the rest sold to independent third-party customers.

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

Illustrated below is a diagram of our multicrystalline and monocrystalline ingot production and wafering process:

Our wafer manufacturing facilities occupy a site area of approximately 3.4 million square meters in Xinyu Hi-Tech Industrial Park of the high-tech development zone of Xinyu City. Our multicrystalline and monocrystalline wafer manufacturing operations are housed in four plants in the Xinyu Hi-Tech Industrial Park.

As of December 31, 2014, we had the following multicrystalline and monocrystalline wafer manufacturing equipment in operation:

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

Cell production

We commenced our solar cell production in the third quarter of 2010. We produce solar cells in our production facilities in Xinyu City Hi-Tech Industrial Park in Jiangxi Province, China. As of December 31, 2014 and March 31, 2015, we had an annualized solar cell production capacity of approximately 0.3 GW, subsequent to our disposition in April 2013 of our solar cell production facilities in Hefei City of Anhui Province with an aggregate annualized solar cell production capacity of approximately 1.4 GW.

For the years ended December 31, 2012, 2013 and 2014, we produced approximately 162.1 MW, 80.6 MW and 160.3 MW of solar cells, respectively, and consumed approximately 43.4%, 100.0% and 84.8%, respectively, of our total solar cell production in our in-house production of solar modules, with the rest sold to independent third-party customers. We also outsource a significant amount of our cell requirements from third party suppliers. For the three months ended March 31, 2015, we produced approximately 36.4 MW of solar cells, and consumed approximately 59.2% of our total solar cell production in our in-house production of solar modules, with the rest sold to independent third-party customers.

Our solar cell manufacturing facilities occupy a site area of approximately 0.8 million square meters in Xinyu Hi-Tech Industrial Park in Xinyu City.

Module production

We commenced solar module production in 2010. We produce solar modules in our production facilities in Nanchang City of Jiangxi Province, China. We also provide solar module processing services to customers. As of December 31, 2014 and March 31, 2015, we had an annualized solar module production capacity of approximately 1.1 GW, subsequent to our disposition in April 2013 of our solar module production facilities in Hefei City of Anhui Province with an aggregate annualized solar module production capacity of approximately 0.3 GW.

For the years ended December 31, 2012, 2013 and 2014, we produced approximately 191.6 MW, 261.6 MW and 283.6 MW of solar modules, respectively, and consumed approximately 13.2%, 9.5% and 6.8%, respectively, of our total solar module production in our solar farm projects, with the rest sold to independent third-party customers. For the three months ended March 31, 2015, we produced approximately 36.3 MW of solar modules, and consumed approximately 4.6% of our total solar module production in our solar farm projects, with the rest sold to independent third-party customers.

Our modules have been certified in various European countries and the U.S. We sell our modules under our own brand name and also on an OEM basis for our customers. Our solar module warranty period lasts for 20 to 25 years. As a result, we bear the risk of warranty claims long after we have sold our products and recognized revenues.

Our solar module manufacturing facilities occupy a site area of approximately 0.5 million square meters in Nanchang Hi-Tech Industrial Development Zone of Nanchang City, Jiangxi Province, China.

Solar farm project development and related EPC

We design and develop solar farm projects in China, Europe and the U.S. and may enter additional markets. We also provide EPC services for solar farm projects. We develop solar farm projects and provide related EPC services in the U.S. and Europe through our affiliate, SPI, a California-based solar power EPC company, of which we currently own approximately 23.5% in equity interest. We develop solar farm projects with the intent to sell them to third parties upon completion of their construction. We have financed our solar farm projects with bank financings. For example, in 2014, we sold Taojiang LDK, a solar farm project.

We expect our solar farm projects to be sold after their completion. We may establish additional similar project companies from time to time in these and other jurisdictions.

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

Our senior management team is actively involved in setting quality control policies and monitoring our quality control performance. However, it is impossible to avoid product defects. As we have disclosed in “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company and Our Industry — Product defects could result in increased costs, damage to our reputation, loss of revenues and market share” in this annual report, we encounter periodic sales returns, claims and legal actions in our ordinary course of business due to improper cleaning, non-conformity with customers’ specifications or product defects.

As of December 31, 2014, we had a core quality management unit consisting of 793 persons overseeing our quality control processes, audits and engineering. In addition, this unit runs the testing procedures at the quality-control checkpoints during the production process of polysilicon, ingots, wafers, cells and modules.

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

Customers, Sales and Marketing

Our principal customers include Solartech, Itarion, Oriental Sunrise, Hyundai and Brics Solar in terms of net sales for the year ended December 31, 2014. For the years ended December 31, 2012, 2013 and 2014, we derived approximately 31.9%, 48.9% and 51.8%, respectively, of our net sales from sales to PV customers in China and approximately 68.1%, 51.1% and 48.2%, respectively, from exports. During the years ended December 31, 2012, 2013 and 2014, our top five customers collectively accounted for approximately 22.8%, 21.8% and 30.9%, respectively, of our net sales. For the year ended December 31, 2012, Sumitomo and Photovoltech contributed 7.5% and 5.9%, respectively, of our net sales. For the year ended December 31, 2013, Brics Solar and Gintech contributed 5.9% and 4.6%, respectively, of our net sales. For the year ended December 31, 2014, Solartech and Itarion contributed 7.3% and 6.1%, respectively, of our net sales. No single customer contributed more than 10% of our net sales in 2012, 2013 or 2014. We intend to continue to enhance and broaden our revenue and customer base to target other leading global PV manufacturers and customers.

We have written agreements with some of our customers, with our sales to such customers subject to periodic purchase orders. Our customers typically make an advance payment representing a portion of the contract value to us. The global financial crisis in 2008 and the overall global economic slowdown have caused a number of our customers to request us to delay our shipments of PV products or to re-negotiate the contract price. As a result, over the years, we have amended and/or supplemented many of our long-term supply contracts entered into with our customers in prior years. These amendments and supplements generally provide for postponement of deliveries, adjustment to pricing on a prospective basis by reference to the current market, adjustment to the ratio between supply of polysilicon feedstock and delivery of solar wafers or other PV products, and changes from one PV product to another. Any significant deviation from the contract terms on our customers’ part or our inability to negotiate or renegotiate acceptable quantities, prices and delivery terms from time to time with our customers may disrupt our operations and materially and adversely affect our financial condition and results of operations. In recent years, we have entered into contracts to cancel certain long-term supply contracts with our customers. We recognized contract cancellation revenue from these contracts to the extent any payment has been received or is reasonably assured. For the years ended December 31, 2012, 2013 and 2014, contract cancellation revenue recognized was $92.2 million, $11.2 million and $58.7 million, respectively.

Our net sales generated from the various geographic regions during the years ended December 31, 2012, 2013 and 2014 as a percentage of our net sales has experienced some significant changes. Based on the immediate destination of our goods shipped, our sales in mainland China as a percentage of our total sales increased from 31.9% in the year ended December 31, 2012 to 48.9% in the year ended December 31, 2013, and further increased to 51.8% in the year ended December 31, 2014. Our net sales to Asia Pacific excluding mainland China increased from 25.7% in the year ended December 31, 2012 to 27.0% in the year ended December 31, 2013, and further increased to 24.2% in the year ended December 31, 2014. Our net sales to Europe decreased from 33.7% in the year ended December 31, 2012 to 16.6% in the year ended December 31, 2013, and further decreased to 14.2% in the year ended December 31, 2014. Our net sales to North America decreased from 8.7% in the year ended December 31, 2012 to 7.6% in the year ended December 31, 2013, and further decreased to 9.8% in the year ended December 31, 2014.

Suppliers

Production inputs

We use raw materials and consumables including metallurgical-grade silicon feedstock, TCS, virgin polysilicon, recyclable polysilicon, cells, consumables and other materials to produce our PV products, including polysilicon, wafers, cells and modules. Production inputs also include ancillary materials, fuel, electricity and other utilities.

Since 2009 when we started to produce polysilicon, we have sourced some of our virgin polysilicon feedstock from our in-house production. As we suspended our polysilicon production since the third quarter of 2012 due to the decreased market demand and depressed market prices of PV products, we have sourced our polysilicon feedstock from outside sources. As we gradually resume our polysilicon production in line with market conditions, we expect again to rely increasingly on our in-house supply of polysilicon feedstock to meet our solar-grade silicon needs. But we will continue to source polysilicon feedstock from the spot market or other sources from time to time depending on the price and our requirements. We have written agreements with some of our polysilicon feedstock suppliers. In addition, we have sourced significant amounts of polysilicon feedstock from suppliers in the spot markets without any prior written agreements. For the years ended December 31, 2012, 2013 and 2014, polysilicon feedstock comprised approximately 37.1%, 39.4% and 42.9% of our wafer costs of goods sold (excluding inventory write-downs and loss on firm purchase commitments), respectively.

From time to time, we may have to make prepayments to our virgin polysilicon and other production input suppliers in order to secure a stable supply of our virgin polysilicon feedstock and other materials. We make these prepayments without receiving any collateral. As of December 31, 2012, 2013 and 2014, our prepayments to such production input suppliers amounted to $26.4 million, $30.7 million and $6.2 million, respectively.

To the extent our in-house cell production cannot meet the demand of our module production, we purchase the short-fall from third parties for use in our module production. For the years ended December 31, 2012, 2013 and 2014, cells purchased from third parties comprised approximately 11.5%, 34.1% and 26.7% of our module cost of goods sold, respectively, and 3.3%, 7.8% and 6.6% of our total cost of goods sold. We purchase cells from cell manufacturers including Guangdong Aiko Solar Energy Technology Co., Ltd., Jiansu Shunfeng Photovoltaic Technology Co., Ltd. and Jilin Qingda New Energy Power Co., Ltd. Jiangsu Shunfeng Photovoltaic Technology Co., Ltd. is an affiliate of Shunfeng Photovoltaic International Limited, or Shunfeng, an affiliate of Fulai Investments, our shareholder controlled by Mr. Cheng. Depending on our in-house cell production capacity and our in-house module capacity and requirements from time to time, we may continue to source cell supplies from third parties.

We use consumables in our production including slurry, sawing wires, crucibles and other materials. We source most of our consumables from suppliers in China, including Jiangxi Sinoma New Materials Co., Ltd., or Jiangxi Sinoma, a Xinyu-based crucibles manufacturer, in which we own 33.5% of equity interest as of the date of this annual report. In the year ended December 31, 2012, we transferred 100% equity interest in GE ER MU LDK Solar Power Co., Ltd., or LDK GRM, to Jiangxi Sinoma for a consideration of approximately $25.5 million.

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

Competition

The PV market is highly competitive and rapidly evolving. Over the years, the number of new entrants in the PV market has rapidly increased due to the growth of actual and forecasted demand for PV products, and existing PV companies have also engaged in aggressive expansion programs. The global financial crisis in 2008 and the overall global economic slowdown have, however, frustrated many such initiatives. Desperate for survival under such circumstances, PV companies have significantly increased their competitive pricing pressure for PV products, and caused a significant overall reduction of profit margin, with many players losing market share and/or their sustainability. We have also suffered tremendously during this difficult time, which resulted in our provisional liquidation.

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

Owned property

We own the land use rights related to our production facilities, including our polysilicon, wafer, cell and module production facilities, located in Xinyu City and Nanchang City, Jiangxi Province, China. As of the date of this annual report, we own land use rights for a total site area of approximately 6,949,422 square meters for an original term of 50 years, renewable upon its expiration. As of the date of this annual report, we have obtained property ownership certificates relating to our plants in Xinyu City, Jiangxi Province, China with a gross floor area of approximately 918,213 square meters. We occupy our owned properties for purposes of production, R&D and as our headquarters office and employee living quarters.

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

Leased property

We currently have leasehold interests in 2,860 square feet of office space in Sunnyvale, California, leased from an independent third party, with its current lease term to expire in August 2015.

Insurance

We maintain property insurance coverage on our facilities, production equipment and inventory in stock, which amounted to approximately $480.7 million as of December 31, 2014. We do not have insurance coverage on other assets of ours, such as products in transit, interruption of business or product liabilities. We consider our insurance coverage to be adequate to cover all normal risks associated with our operations in accordance with industry standards and practices in China.

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

We may experience accidents from time to time at our plants and facilities, as we have disclosed in “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company and Our Industry — Unexpected equipment failures or accidents, including any accidental release of hazardous gases or materials, may lead to production curtailments or shutdowns, personal injuries, even deaths or damage to properties” in this annual report. As the accident we experienced at our Xiacun Plant in July 2010, such accidents could result in serious bodily injuries to our employees and third-party contractors and shut-down of our facilities. Our management has subsequently taken various remedial and precautionary measures in order to minimize the chance of occurrence of other or similar events in the future. The measures include reiterating the workplace safety guidelines in our employee’s manual and introducing additional safety-related best practices to heighten the safety awareness of our employees and to improve our workplace safety environment. We have also engaged an external advisory firm to perform procedures on our internal control over HSE affairs. As part of the ongoing internal control review process, we endeavor to further enhance our internal controls. We have also extended oversight over certain procedures handled by contractors, including their equipment safety certification and installation application. We also require our employees who operate special equipment to undergo the necessary training before they are allowed to operate such equipment. We conduct regular mandatory maintenance on our equipment to ensure proper and safe working conditions. Despite these measures, we will not be able to assure that accidents will not occur or will not result in serious bodily injuries and property damage. Any such event or disruption could have a material adverse effect on our business, results of operations, and financial condition.

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

Waste water. We chemically treat the various types of waste water to harmless levels before discharging it to our dedicated sewage network. We currently have 10 on-site waste water treatment stations with an aggregate of 28,100-cubic-meter daily treatment capacity.

Exhaust fumes. We chemically treat the various types of exhaust fumes to harmless levels before discharging them into the atmosphere.

Noise. We have installed various shock-absorption and sound-reduction devices to lower the noise impact of our production on the environment and neighborhood.

We currently have a team of 103 personnel who are experienced and trained in HSE matters and are in charge of formulating and implementing our HSE measures, of whom 24 hold “Licenses for Safety Management in Hazardous Chemical Enterprises” and 18 are “State-Certified Safety Engineers.” The Chinese safety and environmental protection authorities regularly inspect our plants and facilities on both announced and unannounced bases, and we have not received any citations relating to HSE measures. As we have disclosed in “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company and Our Industry — Compliance with environmental and safety regulations is expensive, and noncompliance may result in adverse publicity and potentially significant monetary damages and fines or suspension of our business operations,” we cannot assure you that we will be able to comply with all applicable environmental protection and operational safety requirements, and obtain all of the required governmental approvals and permits that may be or may become applicable to us on a timely basis, or at all. The relevant governmental authorities may impose on us fines for any non-compliance, set deadlines for rectification, and order us to cease construction or production if we fail to comply with their requirements.

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

Restriction on foreign investments

The principal regulation governing foreign ownership of solar power businesses in China is the revised Foreign Investment Industrial Guidance Catalog, effective as of April 10, 2015 and subject to amendment and supplement by the government from time to time. Under this guidance currently in force, our solar cell production business and solar farm projects fall within the category of industries in which foreign investment is encouraged.

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

As of the date of this annual report, Mr. Peng, our founder and former chairman, beneficially owns, through LDK New Energy, 48,053,953 of our shares, representing approximately 18.4% of our outstanding share capital as of the date of this annual report. Mr. Cheng currently beneficially owns, through Fulai Investments, 42,000,000 of our shares, representing approximately 16.1% of our outstanding share capital as of the date of this annual report. HRX currently owns 25,307,497 of our shares, representing approximately 9.7% of our outstanding share capital as of the date of this annual report. HRX is entitled to exercise certain options for additional securities convertible into our shares as set forth in the various funding facilities HRX provided to us for our provisional liquidation and for our working capital needs. Significant holders of our convertible securities, whether due to their previous substantial positions in our 2014 senior notes or in our LDK Silicon preferred shares, may become our significant or controlling shareholders as a result of their conversions.

D.	PROPERTY, PLANTS AND EQUIPMENT

For information regarding our material property, plant and equipment, see “— B. Business Overview — Suppliers — Equipment” and “— Property” in this annual report.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Item 3. Key Information — A. Selected Financial and Operating Data” and our audited consolidated financial statements included in this annual report beginning on page F-1. The following discussion and analysis contain forward-looking statements that involve risks and uncertainties as we have disclosed in the section entitled “Forward-Looking Statements” in this annual report. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3. Key Information — D. Risk Factors” and elsewhere in this annual report.

Overview

We are a leading vertically integrated manufacturer of PV products. While our historical strength was in the solar wafer business, we have expanded our business to meet the PV industry’s requirements for polysilicon, wafers, cells, modules, systems, power projects and solutions. While we continue our vertical integration of our PV product value chain to the extent feasible, our revenue also includes significant portions of sales of our solar wafers and modules.

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

In February 2014, we filed with the Cayman court a winding-up petition on grounds of insolvency and the Cayman court appointed the JPLs on February 27, 2014 and placed us into provisional liquidation under the laws of the Cayman Islands. In collaboration with the JPLs, we undertook a multi-jurisdictional restructuring exercise, which included schemes of arrangement in the Cayman Islands, schemes of arrangement in Hong Kong, a prepackaged plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code, and a bankruptcy proceeding for LDK Solar under Chapter 15 of the U.S. Bankruptcy Code. Our schemes of arrangement and the prepackaged plan of reorganization became effective on December 10, 2014, and the U.S. Bankruptcy Court closed our Chapter 11 cases and our Chapter 15 bankruptcy proceeding on February 18, 2015. On April 21, 2015, pursuant to a Cayman court decree, the JPLs were discharged from their duties and our winding-up petition was dismissed. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Provisional Liquidation” in this annual report for additional information.

Polysilicon. We commenced production and sale of polysilicon in the third quarter of 2009. As of December 31, 2014 and March 31, 2015, we had an aggregate installed annualized polysilicon production capacity of approximately 19,200 MT. All of the polysilicon we currently produce is solar-grade. We consume a significant portion of our polysilicon output in our wafer production. For the year ended December 31, 2012, we produced approximately 2,520 MT of polysilicon, and consumed approximately 69.6% of our total polysilicon production, with the rest sold to independent third-party customers. We suspended our polysilicon production since the third quarter of 2012 primarily due to the decreased market demand and depressed market prices of PV products until July 2014 when we restarted one of the three production lines at our Mahong Plant with the existing STC thermal converters. We test-ran our hydrochlorination facilities installed on such polysilicon production line at Mahong Plant in September 2014 and completed the installation of all of our hydrochlorination facilities at the Mahong Plant in December 2014. Hydrochlorination facilities have become the primary converter for STC into TCS at our Mahong Plant and the STC thermal converters operate now as a supplemental system to support the hydrochlorination conversion. You may find additional information about our debottlenecking efforts in “— Debottlenecking” above. As a result, we resumed our polysilicon operation in Mahong Plant at the end of 2014. For the year ended December 31, 2014, we produced approximately 479 MT of polysilicon, and consumed approximately 99.5% of our total polysilicon production, with the rest sold to independent third-party customers.

Due to the decrease in estimated future market price for solar-grade polysilicon, the operation of the Xiacun Plant remains suspended and the uncertainty about its future service potential has caused us to constructively abandon the Xiacun Plant.

Solar Wafers. We produce multicrystalline and monocrystalline solar wafers and sell them globally to manufacturers of solar cells and solar modules. We used to also provide wafering services, producing wafers for customers who provide polysilicon materials to us. As of December 31, 2014 and March 31, 2015, we had an annualized solar wafer production capacity of approximately 4.8 GW. For the years ended December 31, 2012, 2013 and 2014, we produced approximately 1.0 GW, 1.4 GW and 1.8 GW of solar wafers, respectively, and consumed approximately 10.1%, 3.8% and 6.7%, respectively, of our total solar wafer production in our in-house production of solar cells, with the rest sold to independent third-party customers. For the three months ended March 31, 2015, we produced approximately 0.3 GW of solar wafers, and consumed approximately 7.1% of our total solar wafer production in our in-house production of solar cells, with the rest sold to independent third-party customers. Although our solar wafer production has remained on-going, we substantially reduced our solar wafer production volume since the third quarter of 2012, primarily due to the decreased market demand and depressed market prices of PV products. We have gradually increased our wafer production in 2013. However, the decrease in estimated future market price for wafers and over-capacity in certain of our production facilities have raised uncertainty about the future service potential and caused us to constructively abandon certain production machinery and equipment, facilities and uncompleted production plants related to our wafer business.

Solar Cells. We commenced solar cell production in the third quarter of 2010. As of December 31, 2014 and March 31, 2015, we had an annualized solar cell production capacity of approximately 0.3 GW. For the years ended December 31, 2012, 2013 and 2014, we produced approximately 162.1 MW, 80.6 MW and 160.3 MW of solar cells, respectively, and consumed approximately 43.4%, 100.0% and 84.8%, respectively, of our total solar cell production in our in-house production of solar modules, with the rest sold to independent third-party customers. For the three months ended March 15, 2015, we produced approximately 36.4 MW of solar cells and consumed approximately 59.2% of our total solar cell production in our in-house production of solar modules, with the rest sold to independent third-party customers. Our in-house made solar cells constituted approximately 71.2% of our production requirements in our in-house production of solar modules during the three years ended December 31, 2014, and we had to outsource the remainder requirements from third party suppliers. Although our solar cell production has remained on-going, we have substantially reduced our solar cell production volume since the third quarter of 2012 primarily due to decreased market demand and the depressed market prices of PV products. We also disposed in April 2013 of our solar cell facilities in Hefei City, Anhui Province.

Solar Modules. We commenced solar module production in 2010, and we also provide solar module processing services to customers. As of December 31, 2014 and March 31, 2015, we had an annualized solar module production capacity of approximately 1.1 GW. For the years ended December 31, 2012, 2013 and 2014, we produced approximately 191.6 MW, 261.6 MW and 283.6 MW of solar modules, respectively, and consumed approximately 13.2%, 9.5% and 6.8%, respectively, of our total solar module production in our solar farm projects, with the rest sold to independent third-party customers. For the three months ended March 31, 2015, we produced approximately 36.3 MW of solar modules and consumed approximately 4.6% of our total solar module production in our solar farm projects, with the rest sold to independent third-party customers. Although our solar module production has remained on-going, we substantially reduced our solar module production volume since the third quarter of 2012 primarily due to decreased market demand and the depressed market prices of PV products. We disposed of our solar module facilities in Hefei City, Anhui Province in 2013 and our solar module facilities in Suzhou City, Jiangsu Province in 2014.

Solar Farm Projects. We design and develop solar farm projects in China, Europe and the U.S. We develop these projects with the intent to sell them to third parties upon completion of their development. We also provide EPC services for solar farm projects. We typically sell our solar farm projects prior to, and contingent upon, the completion of such projects. We have financed our solar farm projects with bank financings.

Our production facilities are primarily located in Xinyu City, Jiangxi Province, with our cell and module production facilities in Nanchang City, Jiangxi Province, China.

Our principal PV product customers, in terms of net sales for the year ended December 31, 2014, include Solartech, Itarion, Oriental Sunrise, Hyundai and Brics Solar.

Provisional Liquidation

In February 2014, we filed with the Cayman court a winding-up petition on grounds of insolvency. The Cayman court appointed the JPLs on February 27, 2014 and placed us into provisional liquidation under the laws of the Cayman Islands. In collaboration with the JPLs, we undertook a multi-jurisdictional restructuring exercise, which included:

•	schemes of arrangement in the Cayman Islands relating to LDK Solar and LDK Silicon, eventually approved by their classes of scheme creditors and sanctioned by the Cayman court on November 7, 2014;

•	schemes of arrangement in Hong Kong relating to LDK Solar, LDK Silicon and LDK Silicon Hong Kong, eventually approved by their classes of scheme creditors and sanctioned by the Hong Kong court on November 18, 2014;

•	proceedings relating to a prepackaged plan of reorganization under Chapter 11 of the U.S. Bankruptcy Code for three of our United States subsidiaries, LDK Solar USA, Inc., LDK Solar Tech USA, Inc. and LDK Solar Systems, Inc., eventually confirmed by the U.S. Bankruptcy Court on November 21, 2014; and

•	a bankruptcy proceeding for LDK Solar under Chapter 15 of the U.S. Bankruptcy Code, with respect to which the U.S. Bankruptcy Court entered an order on November 21, 2014 to recognize and enforce our

Cayman Islands scheme of arrangement relating to LDK Solar in the United States and the related Cayman court sanctioning order.

Our schemes of arrangement and the prepackaged plan of reorganization became effective on December 10, 2014. On February 18, 2015, the U.S. Bankruptcy Court entered final decrees to close our Chapter 11 cases and our Chapter 15 bankruptcy proceeding. On April 21, 2015, pursuant to an order of the Cayman court issued on April 7, 2015, the JPLs were discharged from their duties and our winding-up petition filed on February 21, 2014 was dismissed.

The following is a summary of certain terms of the restructuring transactions contemplated in, and dependent upon the effectiveness and completion of, our schemes of arrangement:

Treatment of 2014 Senior Notes Claims. The aggregate 2014 senior notes claims amounted to the aggregate principal amount of the 2014 senior notes, plus (i) accrued interest at the interest rate of the 2014 senior notes through June 3, 2013 and (ii) accrued interest at 5.535% per annum from June 4, 2013 until December 17, 2014.

The difference of interest between the interest rate of 10% of the 2014 senior notes and the interest rate of 5.535% for our convertible securities relating to such 2014 senior notes during the period between June 4, 2013 and December 17, 2014 was waived upon completion of our restructuring transactions.

Each holder of a 2014 senior notes claim could choose to:

•	cash-out its outstanding 2014 senior notes claim, but only to the extent that we determined that we had the necessary funds (which amount might be zero), and/or

•	exchange its outstanding 2014 senior notes claim into our shares and our convertible securities.

We eventually determined, however, that we had no cash available to pay such cash-out option amount. As a result, holders of the 2014 senior notes claims received on December 17, 2014 (i) our shares at $1.586 per share for between 8.736% to 15% (as elected by each holder) of their respective 2014 senior notes claims, subject to a lock-up until December 31, 2014, and (ii) an initial aggregate principal amount of $264,458,500 of our convertible securities at a coupon rate of 5.535% per annum for the remaining portions of their respective 2014 senior notes claims with such coupon payments payable semi-annually in arrears (a) through payment in cash if elected by us or (b) if we elect not to pay cash, by adding the interest installment to the then outstanding principal amount of the convertible securities or by issuing our equity securities at the option of holders. The convertible securities will mature on December 31, 2018 and are convertible into our equity at a VWAP-based conversion price subject to a volume limit prior to April 1, 2016 and without any such volume limit from April 1, 2016.

Treatment of LDK Silicon Preferred Shares Claims. The aggregate LDK Silicon preferred shares claims amounted to the aggregate purchase price of the LDK Silicon preferred shares, plus (i) accrued internal rate of return through June 3, 2013, less dividends received, and (ii) accrued interest at 5.535% per annum from June 4, 2013 until December 17, 2014.

The difference of interest between the internal rate of return of 23% of the LDK Silicon preferred shares and the interest rate of 5.535% for our convertible securities relating to such LDK Silicon preferred shares during the period between June 4, 2013 and December 17, 2014 was waived upon completion of our restructuring transactions.

Each holder of a LDK Silicon preferred shares claim could choose to:

•	cash-out its outstanding LDK Silicon preferred shares claim, but only to the extent that we determined that we had the necessary funds (which amount might be zero), and/or

•	exchange its outstanding LDK Silicon preferred shares claim into our shares and our convertible securities.

We eventually determined, however, that we had no cash available to pay such cash-out option amount. As a result, holders of the LDK Silicon preferred shares claims received on December 17, 2014 (i) our shares at $1.586 per share for between 8.736% to 15% (as elected by each holder) of their respective LDK Silicon preferred shares claims, subject to a lock-up until December 31, 2014, and (ii) an initial aggregate principal amount of $358,743,400 of our convertible securities at a coupon rate of 5.535% per annum for the remaining portions of their respective LDK Silicon preferred shares claims with such coupon payments payable semi-annually in arrears (a) through payment in cash if elected by us or (b) if we elect not to pay cash, by adding the interest installment to the then outstanding principal amount of the convertible securities or by issuing our equity securities at the option of holders. The convertible securities will mature on June 3, 2016, subject to extension and/or payment with our equity securities at a VWAP-based conversion price at the option of holders of at least two thirds ( 2⁄3) in aggregate principal amount of the convertible securities. The convertible securities are convertible into our equity at a VWAP-based conversion price subject to a volume limit prior to April 1, 2016 and without any such volume limit from April 1, 2016. The convertible securities have the benefit of a pledge by LDK Solar of all of its equity in LDK Silicon, a pledge by LDK Solar of 24% of its equity in Jiangxi LDK Solar, a guarantee by LDK Silicon, and a guarantee by Mr. Peng.

Treatment of Other Claims. Our schemes of arrangement provided that we should treat other offshore claims in a similar fashion as we would treat the 2014 senior notes claims. As we agreed with our scheme creditors, including holders of the 2014 senior notes claims and holders of the LDK Silicon preferred shares claims, under the schemes of arrangement, we honored the cash-out options elected by holders of the other claims even though our JPLs had determined in accordance with the schemes of arrangement that we did not have sufficient cash to provide cash distributions to holders of the 2014 senior notes claims or holders of the LDK Silicon preferred shares claims. In accordance with the procedure agreed under the schemes of arrangement for the determination and adjudication of other claims, holders of the other claims admitted by our scheme supervisors pursuant to our schemes of arrangement received (i) a cash payment of $0.05 per $1.00 of their claims on April 27, 2015, (ii) our shares at $1.586 per share for a portion of their claims on May 5, 2015, and/or (iii) our convertible securities of the same series that we issued to holders of 2014 senior notes claims with identical terms except for a shorter initial interest payment period (commencing on May 5, 2015) due to the later issue date in respect of such convertible securities, with an aggregate principal amount of $2,723,800 on May 5, 2015.

As a part of our provisional liquidation and permitted by our schemes of arrangement, we, certain of our affiliates and the JPLs entered into a settlement and compromise agreement in October 2014 with Münchener Rückversicherungs-Gesellschaft Aktiengesellschaft, a company incorporated in Germany, or Munich Re, and its affiliate, Great Lakes Reinsurance (UK) plc, a company incorporated in England and Wales, in connection with a court judgment by Santa Clara County Superior Court in California relating to certain premium payment damages for an insurance policy we took out from the Munich Re affiliate in January 2010 for our solar modules. We completed the cash and non-cash settlement as agreed among the parties on December 17, 2014.

Pursuant to the terms of our schemes of arrangement, which became effective on December 10, 2014, the closing for the restructuring of the 2014 senior notes claims and the LDK Silicon preferred shares claims, as well as the settlement with Munich Re and affiliate, occurred on December 17, 2014, and the closing for the restructuring of the other claims, as contemplated in our schemes of arrangement, occurred on April 27, 2015 for cash settlement and on May 5, 2015 for non-cash settlement.

Key Factors Affecting Our Results of Operations

The following are key factors that affect our financial condition and results of operations. They are important for understanding our business and financial condition:

•	ability to seek additional financing for our operations and to execute our liquidity plan;

•	demand for our PV products, including government incentives to promote the usage of solar energy;

•	the pricing of our PV products;

•	mix of our PV products;

•	our manufacturing and raw material costs;

•	our production capacity and its utilization;

•	threat and/or imposition of international trade sanctions;

•	ability to implement our schemes of arrangement; and

•	ability to restructure our liabilities onshore China.

Ability to seek additional financing for our operations and to execute our liquidity plan

We had a working capital deficit (being our total consolidated current liabilities exceeding our total consolidated current assets) of $3,145.0 million, $4,468.9 million and $3,899.5 million as of December 31, 2012, 2013 and 2014. We also had a deficit in total equity of $502.8 million, $2,102.4 million and $2,312.4 million as of December 31, 2012, 2013 and 2014. We incurred a net loss of $1,052.1 million, $1,637.2 million and $269.7 million in 2012, 2013 and 2014, respectively.

As of December 31, 2014, our total liabilities amounted to $5,267.3 million, including outstanding short-term borrowings (including current portion of long-term borrowings) of $2,839.3 million and no outstanding long-term borrowings (excluding current portion); and our total cash and cash equivalents amounted to $17.9 million. In light of the deteriorating market conditions for the PV industry coupled with the global economic slowdown, it is critical for us to be able to access additional financing for our continuing operations and to execute our liquidity plan as more fully described in “— B. Liquidity and Capital Resources — Working Capital Deficit” in this annual report. If we fail to successfully execute this liquidity plan or if the plan fails to adequately meet our liquidity requirements, we may not be able to continue as a going concern.

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

Mix of our PV products

As a vertically integrated manufacturer of PV products, we sell polysilicon, wafer, module and PV projects to the market, to the extent we do not consume internally in the production of down-stream PV products. While polysilicon cost represents a significant portion of our wafer manufacturing costs and we endeavor to leverage our in-house polysilicon supply to further optimize our wafer cost structure, we have sold, and may continue to sell, polysilicon directly to third-party customers to the extent commercially sensible rather than consuming all of it in-house. In such endeavors, we compete with other polysilicon manufacturers, and we had to suspend our polysilicon production since the third quarter of 2012 until July 2014 largely due to our inability to further lower our polysilicon cost base as compared to our competition. We also offer wafer and module processing services to our customers who provide us with polysilicon and cells, respectively. We consume substantially all of our cells internally in our production of modules for, and sale of modules to, third-party customers, although we disposed of a significant portion of our solar cell and module production capacity in Hefei City of Anhui Province in 2013 due to weak market demand for PV products. We further disposed of our solar module facilities in Suzhou City, Jiangsu Province in 2014. With our solar farm business, our revenues and margins will also be affected since we can only recognize revenues from solar farm projects once the project is sold or when certain criteria have been met. We also offer related EPC services which carry significantly lower gross margins compared to our historical performance. As the product mix changes, our revenues, gross margins and operating margins may change.

Our manufacturing and raw material costs

Our cost of goods sold consists primarily of the costs of polysilicon feedstock, consumables, materials for cells, modules and projects, other manufacturing costs and depreciation. Historically, polysilicon costs represented the majority of our overall cost of goods sold. For the years ended December 31, 2012, 2013 and 2014, our costs of polysilicon feedstock consumed for our wafer production accounted for approximately 37.1%, 38.7% and 42.9%, respectively, of our wafer cost of goods sold (excluding inventory write-downs and loss on firm purchase commitments). Although we meant to develop our in-house polysilicon production capability to reduce our overall manufacturing costs, global polysilicon price has dropped so significantly over the years that our original intention has been partially frustrated, as we have additionally disclosed in “Item 3. Key Information — D. Risk Factors — Risks Relating to Business Operations in China — Global supply of PV products may continue to exceed demand, which could cause prices for our products to remain depressed or decline, and we may develop excess production capacity and excess inventory” in this annual report. We also procure external cells for our production of solar modules which contributed to our costs of goods sold. Although we endeavor to reduce our manufacturing costs, through increased production scale, improved production yield, using automatic sorting equipment to reduce wafer breakage, and more skilled manufacturing personnel following their initial learning curve, there still exists much for us to improve in light of the competitive pricing pressure in the market. Effective cost-reduction measures in our polysilicon, wafers, cells and modules production have become critical to our financial condition and results of operations. If we fail to continue to reduce our manufacturing costs, our profitability and competitiveness will be adversely affected.

Our production capacity and its utilization

Demand for our PV products has fluctuated widely over the years, and has remained lukewarm since the global financial crisis in 2008 coupled with the subsequent global economic slowdown. Although we have reduced our expansion plan, suspended our polysilicon production since the third quarter of 2012, and substantially reduced our solar wafer, cell and module production volume since the third quarter of 2012, including disposing of solar cell and module production base in Hefei City of Anhui Province, each in light of the global economic slowdown over the past years, there still exists an excess in the overall PV production capacity globally, and especially in China. We further disposed of our solar module facilities in Suzhou City, Jiangsu Province in 2014. Under such uncertain and unstable market conditions for PV products, if we fail or encounter significant impediments in our efforts to match our production capacity with market demand for our products, or if the global economic conditions remain depressed or experience any further downturn and we fail to successfully utilize our manufacturing capacity, we will either be unable to increase our sales and profits and capture additional market share, or unable to generate revenue, profit and cash flow from our substantial capital expenditures and be faced with excess production capacities, and our financial condition and results of operations will be adversely affected.

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

Ability to implement our schemes of arrangement

We have only recently emerged from the provisional liquidation, and have an obligation to fully implement our schemes of arrangement. As we were not able to cash out much of the claims of our scheme creditors, we issued convertible securities instead in accordance with the terms of our schemes of arrangement. Our capital structure will not only continue to be plagued by our high leverage, including our accumulated and not-yet-restructured indebtedness onshore China, but also be subject to a significant threat from time to time that periodic conversions by our convertible holders will significantly and materially dilute our shareholding structure and cause a change of control. As a result, our ability to manage our business and financial operations is likely to be affected by the different interests, and the changes in such interests, of our controlling investors from time to time.

Ability to restructure our liabilities onshore China

We have substantial existing indebtedness and may have to incur significantly more indebtedness in the future to support our operations. A substantial portion of our indebtedness resides in China as incurred by our operating subsidiaries in China, including a significant amount of such onshore indebtedness currently subject to a standstill and forbearance arrangement with our onshore creditors. Although we have not been servicing such forborne indebtedness onshore China, it has been existing as well as accruing interests on our books. We will need to explore and engage our creditors in China in an effort to restructure our onshore China liabilities in a mutually agreed manner. The success or failure of such capital restructuring in China will materially impact our prospects, financial condition, results of operations and the uncertainties of our going-concern in the foreseeable future.

Net Sales

We derive revenue primarily from the sale of our PV products, provision of related services and EPC services. We sell our wafers to cell and module producers, and we sell our modules to developers, distributors and system integrators. We provide processing services to customers who supply silicon materials and/or multicrystalline or monocrystalline ingots to us for processing into wafers. In addition, we sell polysilicon and silicon materials, which include ingots as well as silicon scraps. We also provide EPC services to solar farm projects in China, Europe and the U.S. The revenue from sale of wafers also includes the contract cancellation revenue from termination of certain wafer supply agreements. For the years ended December 31, 2012, 2013 and 2014, approximately 40.0%, 55.3% and 64.1%, respectively, of our net sales were generated from sales of wafers. Sales of modules accounted for 32.0%, 25.7% and 27.8%, respectively, of our net sales during the years ended December 31, 2012, 2013 and 2014. Revenue from processing services and silicon materials accounted for 0.1%, nil and nil, respectively, of our net sales during the year ended December 31, 2012, 2013 and 2014. For the years ended December 31, 2012, 2013 and 2014, revenue from EPC services accounted for approximately 8.5%, 7.1% and 4.1%, respectively, of our total net sales. We expect that sales of solar wafers will continue to account for a significant portion of our net sales for the foreseeable future. We also expect our solar farm projects and related EPC business to remain stable as a proportion of our net sales as we continue to develop our solar farm projects to the extent market conditions permit.

During the years ended December 31, 2012, 2013 and 2014, our net sales by product or service were as follows:

	Year Ended December 31,
	2012		2013		2014
Product/Service	Net Sales	% of Total	Net Sales	% of Total	Net Sales	% of Total
	($ in millions)		($ in millions)		($ in millions)
Wafers	344.8	40.0	331.0	55.3	435.9	64.1
Including contract cancellation revenue	92.2	10.7	11.2	1.9	58.7	8.6
Modules	276.2	32.0	153.7	25.7	188.8	27.8
Processing of PV products for others	1.1	0.1	—	—	—	—
Silicon and other materials	93.2	10.8	36.0	6.0	17.7	2.6
EPC services	73.5	8.5	42.6	7.1	27.9	4.1
Others	74.1	8.6	34.9	5.9	10.0	1.4

Total net sales	862.9	100.0	598.2	100.0	680.3	100.0

Our net sales are affected by our unit sales volume, average selling prices and product mix. We currently make most of our sales to customers through non-exclusive, short-term purchase order arrangements. Increased sales on a long-term contract rather than spot market basis are likely to lead to a reduction in average selling prices. We have entered into long-term sales arrangements with some of our major customers, including Solartech, Itarion, Oriental Sunrise, Hyundai and Brics Solar. Pursuant to these arrangements we have committed to supply each of them with specific quantities of wafers over the next few years, with some subject to periodic negotiations on prices. For the years ended December 31, 2012, 2013 and 2014, our top five customers accounted for 22.8%, 21.8% and 30.9%, respectively, of our net sales; with Sumitomo and Photovoltech contributing approximately 7.5% and 5.9%, respectively, of our net sales for the year ended December 31, 2012, Brics Solar and Gintech contributing approximately 5.9% and 4.6%, respectively, of our net sales for the year ended December 31, 2013, and Solartech and Itarion contributing approximately 7.3% and 6.1%, respectively, of our net sales for the year ended December 31, 2014.

We currently have four geographic markets where our customers are located:

•	Europe;

•	China;

•	Asia Pacific excluding China; and

•	North America.

During the years ended December 31, 2012, 2013 and 2014, our net sales generated from these geographic regions were as follows:

	Year Ended December 31,
	2012		2013		2014
Product/Service	Net Sales	% of Total	Net Sales	% of Total	Net Sales	% of Total
	($ in millions)		($ in millions)		($ in millions)
Europe	290,671	33.7	99,043	16.6	96,568	14.2
China	275,625	31.9	292,694	48.9	352,403	51.8
Asia Pacific excluding China	221,940	25.7	161,254	27.0	164,293	24.2
North America	74,646	8.7	45,255	7.5	66,991	9.8

Net sales	862,882	100.0	598,246	100.0	680,255	100.0

We determine the geographical market of our net sales based on the immediate destination of our goods shipped. We will periodically adjust our geographic market classification on the basis of our sales as our management determines from time to time to be appropriate in reflecting our operations.

Cost of Goods Sold

Our cost of goods sold consists primarily of:

•	feedstock for manufacturing polysilicon, including metallurgical-grade silicon feedstock and chemicals;

•	polysilicon feedstock, including solar-grade virgin polysilicon, polysilicon ingots, polysilicon powder, scraps, recyclable polysilicon and various feedstock for polysilicon production (with the costs determined using the weighted average method);

•	materials for manufacturing wafers, including slurry, crucibles, sawing wires, packaging materials and other auxiliary materials;

•	materials for manufacturing cells and modules;

•	cells purchased from third parties;

•	materials for solar farm projects;

•	depreciation and amortization of property, plant, equipment and land use rights;

•	factory overhead, including maintenance of production equipment and other support expenses associated with the manufacturing of our solar wafers, modules and ingots;

•	utilities, net of government subsidies;

•	direct labor, including salaries and benefits of personnel directly involved in manufacturing activities;

•	share-based compensation attributable to our manufacturing personnel;

•	provisions for inventory write-downs due to product defects or decline in market prices for our inventories;

•	provisions for losses on firm purchase commitments; and

•	warranty expenses related to our solar module business.

During the years ended December 31, 2012, 2013 and 2014, our cost of goods sold by product or service was as follows:

	Year Ended December 31,
	2012		2013		2014
Product/Service	Cost of Goods Sold	% of Total	Cost of Goods Sold	% of Total	Cost of Goods Sold	% of Total
	($ in millions)		($ in millions)		($ in millions)
Wafers	463.6	38.1	359.0	43.5	407.0	56.9
Modules	353.4	29.1	187.8	22.8	175.3	24.5
Processing of PV products on behalf of others	1.1	0.1	—	—	—	0.0
Silicon and other materials	251.0	20.7	187.7	22.8	102.0	14.3
EPC services	66.2	5.4	45.4	5.5	20.8	2.9
Others	80.2	6.6	44.7	5.4	9.8	1.4

Total cost of goods sold	1,215.5	100.0	824.6	100.0	714.9	100.0

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

General and administrative expenses

General and administrative expenses consist primarily of salaries, bonuses and benefits for our administrative and management personnel, consulting and professional service fees, expenses related to our provisional liquidation, insurance premiums, travel and related costs of our administrative and management personnel, and costs of maintaining our information technology systems. General and administrative expenses also include the share-based compensation attributable to our directors, administrative and management personnel and service providers and in 2012, 2013 and 2014, included provisions for doubtful recoveries of accounts receivable and prepayments to our suppliers. We expect our general and administrative expenses to decrease as we have been right-sizing our operating activities and have established a plan to control and reduce our operating expenses on an on-going basis.

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

Share-based Compensation Expenses

For the years ended December 31, 2012, 2013 and 2014, we recorded share-based compensation expenses of approximately $8.9 million, $7.5 million and $8.6 million, respectively. We allocated these share-based compensation expenses for the years ended December 31, 2012, 2013 and 2014 as follows:

•	approximately $1.3 million, $1.5 million and $1.5 million, respectively, to our cost of goods sold;

•	approximately $0.2 million, $0.2 million and $0.1 million, respectively, to our selling expenses;

•	approximately $6.7 million, $4.9 million and $6.3 million, respectively, to our general and administrative expenses; and

•	approximately $0.7 million, $0.8 million and $0.7 million, respectively, to our R&D expenses.

We made the above allocations on the basis of the job functions of grantees to whom we granted the stock options. As of December 31, 2012, 2013 and 2014, there was unrecognized compensation cost in the aggregate of $25.6 million, $17.1 million and $7.5 million, respectively, relating to non-vested stock options. We expect to recognize this stock option compensation cost over the remaining vesting period of the related options. We will incur additional share-based compensation expenses in 2015 and future periods due to amortization of the unrecognized cost as of December 31, 2014 as well as any additional stock option grants after December 31, 2014.

Other Income and Expenses

Our other income and expenses consist mainly of interest income, interest expense, net foreign currency exchange gain/(loss), equity in income (loss) for associates and a jointly-controlled entity, government subsidies, gain from deconsolidation of former subsidiaries and gain on restructuring of payables and offshore debts.

Interest income or expense

Our interest income represents interests on our cash balances.

Our interest expense consists primarily of interest expenses with respect to our short-term and long-term borrowings from banks, interest expense of 2014 senior notes and LDK Silicon preferred shares, tradable debt securities, and amortization of debt issuance costs and debt discount, less interest expenses capitalized to the extent they relate to our capital expenditures. Our interest income and expense also include our gain or loss on interest rate swap contracts. We have entered into two interest rate swap contracts in 2011 that remain effective in 2014, and have not entered into any other or additional interest rate swap contracts.

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

Gain on troubled debt restructuring

We have entered into various agreements with our suppliers to restructure our payables or debts. Under these agreements, the suppliers agreed to give fixed discounts and we agreed to settle the outstanding payables (after discounts) according to a pre-determined payment schedule or through an asset transfer. In 2014, we also restructured our 2014 senior notes and LDK Silicon preferred shares and payables due to other offshore creditors by way of a provisional liquidation. We partially settled these offshore debts with a combined consideration of our equity securities, convertible securities and cash. We recognized gain on troubled debt restructuring for these transactions after analyzing the total future cash payments and fair value of assets transferred or equity interest according to ASC 470-60.

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

Troubled debt restructuring

We have entered into various agreements with our suppliers to restructure our payables or debts. We have also restructured our 2014 senior notes and LDK Silicon preferred shares in 2014 through a provisional liquidation. A restructuring of a debt constitutes a troubled debt restructuring if the creditor for economic or legal reasons related to the debtor’s financial difficulties grants a concession to the debtor that it would not otherwise consider. If a troubled debt restructuring involves a partial settlement by transferring assets or granting an equity interest, the carrying amount of the debt will be first reduced by the total fair value of those assets transferred or equity interest granted. We do not recognize a gain on a restructured debt involving indeterminate future cash payments as long as the maximum total future cash payments may exceed the carrying amount of the debt. If the total future cash payments specified by the new terms of a debt, including both payments designated as interest and those designated as face amount, are less than the carrying amount of the debt, we reduce the carrying amount to an amount equal to the total future cash payments specified by the new terms and recognize a gain on restructuring of the debt equal to the amount of the reduction. Legal fees and other direct costs related to the troubled debt restructuring are reported within cash flows from financing activities in the consolidated statements of cash flows.

Depreciation and amortization

Our long-lived assets include property, plant and equipment, and land use rights. We amortize our long-lived assets using the straight-line method over the estimated useful lives of the assets, taking into account the assets’ estimated residual values. We estimate the useful lives and residual values at the time we acquire the assets based on our management’s knowledge of the useful lives of similar assets and replacement costs of similar assets having been used for the same useful lives respectively in the market, and taking into account anticipated technological or other changes. On this basis, we have estimated the useful lives of our buildings to be 20 to 33 years, our plants and machinery to be 10 to 15 years, our furniture and office equipment to be five years and our motor vehicles to be six years. For land use rights, we amortize them over their estimated useful lives of 49.5 to 50 years. We review the estimated useful life and residual value for each of our long-lived assets on a regular basis. If technological changes are to occur more rapidly than anticipated, we may shorten the useful lives or lower the residual value assigned to these assets, which will result in the recognition of increased depreciation and amortization expense in future periods.

In early 2014, we restarted our installation of the hydrochlorination facilities at the Mahong polysilicon plant after obtaining a specific loan for the installation work. Prior to the completion of the installation of the hydrochlorination facilities, our production at Mahong polysilicon plant was under the “STC thermal converter” technique. After the completion of the installation of the hydrochlorination facilities, management reassessed the useful life of the polysilicon plant by considering the technical upgrade, the current condition of the polysilicon plant and external and internal expert opinions. As a result, we revised the original useful life of the polysilicon plant from 10 years to 15 years.

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

For the year ended December 31, 2012, 2013 and 2014, we recorded impairment loss on property, plant and equipment of $109.0 million, $756.2 million and nil, respectively.

Realization of inventory

Our inventories are stated at the lower of cost or market. Market value does not exceed the net realizable value of the inventory, which is the estimated selling price of our inventory in the ordinary course of business, less reasonably predicable costs of completion and disposal. We routinely evaluate the net realizable value of our inventories in light of market conditions and recognize inventory write-downs when considered necessary. The evaluation takes into consideration a number of factors including historical and forecasted consumption of our raw materials, our sales contracts for finished goods on hand, marketability of our inventories, anticipated change in market selling price, risk of obsolescence of our inventories due to change in technology or change in physical properties over time and other factors. Also, the price of polysilicon materials is subject to fluctuation based on global supply and demand, which may have an impact on our ability to recover our inventories costs. During the years ended December 31, 2012, 2013 and 2014, total inventory write-downs were $180.9 million, $70.7 million and $20.8 million, respectively. Our inventory write-downs during these years were to adjust the carrying value of certain inventories to market values to take into account the rapid market selling price decline for PV products. Such write-downs negatively impacted our gross profit (loss) and income (loss) from operations. There have been no significant recoveries in inventories beyond amounts that were previously written down.

Firm purchase commitments

Prior to 2009, due to an industry-wide shortage of high purity polysilicon coupled with a growing demand for PV modules, in order to ensure the adequate supply of polysilicon amid increasing polysilicon prices, we entered into several fixed price supply contracts under which the polysilicon feedstock would be supplied to us from 2009 to 2016. However, since 2009, the polysilicon price has decreased significantly as a result of increased polysilicon manufacturing capacity and the pressure from the decreasing average selling price of PV products. As a result, we recognized provisions for loss on firm purchase commitments of $10.7 million, $(0.8) million and nil under these fixed price polysilicon supply contracts for the years ended December 31, 2012, 2013 and 2014, respectively. The provision was determined by applying the lower of cost or market, a methodology similar to that used with respect to inventory. Given the uncertainty about future polysilicon prices, this loss may or may not be recovered and further losses on the write-down of any outstanding purchase commitments may be recorded in future periods.

Provision for doubtful recoveries on prepayment to suppliers

We make short-term and long-term prepayments to our suppliers of raw materials and equipment from time to time in order to secure stable supply of polysilicon feedstock and production equipment. Consistent with industry practices, we make such prepayments without any collateral. We continuously make assessments on the creditworthiness of these suppliers, primarily based on their historical track records to honor their contractual commitments to us. If there is any indication that the creditworthiness of a supplier is deteriorating, as evidenced by the supplier’s failure to deliver to us the ordered polysilicon feedstock or equipment and repay our prepayments in accordance with the terms of our contract, we will assess and determine the amount of provision for doubtful recoveries required on the prepayments we made with reference to any available internal and external information in respect of financial condition of that supplier. Based on such assessment, we made provision/(reversal of provision) for doubtful recoveries totaling $8.4 million, $3.2 million and $(0.3) million, respectively, during the years ended December 31, 2012, 2013 and 2014 against the prepayments we made to certain suppliers.

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

Share-based compensation

We adopted our 2006 stock incentive plan in July 2006 and our 2013 stock incentive plan in July 2013. We have outstanding options granted to our officers, directors and employees to purchase an aggregate of 7,870,437 shares as of the date of this annual report. For a description of our stock options granted, including the exercise prices and vesting periods, see “Item 6. Directors, Senior Management and Employees — E. Share Ownership — Stock Incentive Plans” in this annual report. We recognize share-based compensation as compensation expense in our statement of operations based on the fair value of equity awards on the date of the grant, with the compensation expense recognized over the period in which the recipient is required to provide service in exchange for the equity award. A fair value-based method is used for measuring the compensation expense related to share-based compensation. Our stock option compensation charges may change based on changes in our actual forfeitures. We record compensation expense for the fair value of the options at the grant date. We then amortize share-based compensation expenses over the vesting periods of the related options. The fair value of the shares underlying the options we have granted has been based on the closing price of our ADSs for the trading day prior to the respective grant dates.

Recently Issued Accounting Standards

In May 2014, the FASB issued Accounting Standards Update, or ASU, No. 2014-09 regarding ASC Topic No. 606, Revenue from Contracts with Customers. The standard provides principles for recognizing revenue for the transfer of promised goods or services to customers with the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance is effective in the first quarter of fiscal 2018 using either of two methods: (i) retrospective to each prior reporting period presented with the option to elect certain practical expedients as defined within the guidance; or (ii) retrospective with the cumulative effect of initially applying the guidance recognized at the date of initial application and proving certain additional disclosures as defined pursuant to the guidance. Early adoption is not permitted. We are currently evaluating the accounting, transition and disclosure requirements of the standard and cannot currently estimate the financial impact of adoption.

In August 2014, FASB issued ASU No. 2014-15, Presentation of Financial Statements — Going Concern; Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern. The amendments in this update provide guidance in GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern and to provide related footnote disclosures. In doing so, the amendments should reduce diversity in the timing and content of footnote disclosures. The guidance is effective for each annual period ending after December 15, 2016, and for annual periods and interim periods thereafter. Early adoption is permitted but not required.

In January 2015, the FASB issued ASU No. 2015-01, Income Statement — Extraordinary and Unusual Items (Subtopic 225-20), which eliminates the concept of reporting for extraordinary items. ASU 2015-01 is effective for the fiscal year ending December 31, 2016 and for interim periods each thereafter. We are currently evaluating the impact of this standard on our consolidated financial statements.

On February 18, 2015, the FASB issued ASU No. 2015-02, Consolidation, which reduces the number of consolidation models and simplifies the current standard. Entities may no longer need to consolidate a legal entity in certain circumstances based solely on their fee arrangements when certain criteria are met. ASU 2015-02 reduces the frequency of the application of related-party guidance when determining a controlling financial interest in a variable interest entity. ASU 2015-02 is effective for the fiscal year ending December 31, 2015 and thereafter. We believe that adoption of this ASU is not expected to have a material impact on our consolidated financial statements.

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

Results of Operations

We were incorporated in the Cayman Islands and all of our principal operating subsidiaries were incorporated and operate their businesses in China.

Year ended December 31, 2014 compared with year ended December 31, 2013

	Year Ended December 31,
	2013		2014
	($ in thousands)	(% of Net Sales)	($ in thousands)	(% of Net Sales)
Net sales:
Wafers	331,023	55.3	435,911	64.1
Including contract cancellation revenue	11,193	1.9	58,713	8.6
Modules	153,703	25.7	188,825	27.8
Processing of PV products for others	—	—	—	—
Silicon and other materials	35,995	6.0	17,738	2.6
EPC services	42,629	7.1	27,923	4.1
Others	34,896	5.9	9,858	1.4

Total net sales	598,246	100.0	680,255	100.0
Cost of goods sold:
Wafers	(358,974)	(60.0)	(406,966)	(59.8)
Modules	(187,801)	(31.4)	(175,276)	(25.8)
Processing of PV products for others	—	—	—	—
Silicon and other materials	(187,693)	(31.3)	(102,006)	(15.0)
EPC services	(45,398)	(7.6)	(20,839)	(3.1)
Others	(44,730)	(7.5)	(9,858)	(1.4)

Total costs of goods sold	(824,596)	(137.8)	(714,945)	(105.1)

Gross loss	(226,350)	(37.8)	(34,690)	(5.1)
Selling expenses	(18,737)	(3.1)	(14,742)	(2.2)
General and administrative expenses	(317,541)	(53.1)	(92,972)	(13.7)
Research and development expenses	(17,467)	(2.9)	(16,769)	(2.5)
Loss on write-down of assets held for sale to fair value less cost to sell	—	—	—	—
Impairment loss on intangible assets	—	—	—	—
Impairment loss on property, plant and equipment	(756,239)	(126.5)	—	—

Total operating expenses	(1,109,984)	(185.6)	(124,483)	(18.3)

Loss from operations	(1,336,334)	(223.4)	(159,173)	(23.4)
Other income (expenses):
Interest income	5,295	0.9	3,781	0.6
Interest expense and amortization of debt issuance costs and debt discount	(259,876)	(43.4)	(328,898)	(48.3)
Foreign currency exchange loss, net	(20,680)	(3.5)	(3,604)	(0.5)
Government subsidy	1,804	0.3	599	0.1
Gain on restructuring of payables	4,645	0.8	96,495	14.2
Equity in (loss)/gain for associates and a jointly-controlled entity	(8,057)	(1.3)	226	0.0
Others, net	7,748	1.3	2,178	0.3
Gain/(Loss) on deconsolidation of former subsidiaries	(2,687)	(0.5)	118,315	17.4
Gain on changes in equity interests in an associate	—	—	19,873	2.9
Gain on sale of available-for-sale equity security	—	—	10,897	1.6

Loss before income taxes	(1,608,142)	(268.8)	(239,311)	(35.2)
Income tax expense	(29,069)	(4.9)	(30,373)	(4.5)

Net loss	(1,637,211)	(273.7)	(269,684)	(39.6)
(Earnings) Loss attributable to non-controlling interests	20,225	3.4	2,812	(0.4)
(Earnings) Loss attributable to redeemable non-controlling interests	6,918	1.2	0	0

Net loss attributable to our shareholders	(1,610,068)	(269.1)	(266,872)	(39.2)
Accretion to redemption value of redeemable non-controlling interests	(33,077)	(5.5)	—	—

Net loss available to our shareholders	(1,643,145)	(274.5)	(266,872)	(39.2)

Net sales. For the year ended December 31, 2014, our net sales were $680.3 million, representing a increase of $82.1 million, as compared to our net sales of $598.2 million for the year ended December 31, 2013. This increase was due primarily to higher shipment volume for our wafers, modules and cells, partially offset by a decrease of other sales. Solar wafer and module sales constituted the two largest components of our net sales, accounting for approximately 55.3% and 25.7%, respectively, for the year ended December 31, 2013, and approximately 64.1% and 27.8%, respectively, for the year ended December 31, 2014.

The increase in our wafer sales was mainly attributable to an increase in our shipments from 1,483.5 MW for the year ended December 31, 2013 to 1,685.3 MW for the year ended December 31, 2014, while the average selling price of our wafers kept stable at $0.22 per watt during the years ended December 31, 2013 and 2014. We also recorded cancellation revenue of $58.7 million for the year ended December 31, 2014, as compared to $11.2 million for the year ended December 31, 2013. The increase in our module sales was mainly attributable to an increase in our shipments from 257.3 MW for the year ended December 31, 2013 to 312.5 MW for the year ended December 31, 2014 while the average selling price of our modules kept stable at $0.60 per watt during the years ended December 31, 2013 and 2014. The decrease in sales of our silicon and other materials was mainly attributable to the deconsolidation of Sunways, which provided approximately $10 million in sales of other materials during the year ended December 31, 2013. The decrease in sales of our EPC services for the year ended December 31, 2014 was primarily due to the deconsolidation of our former subsidiary, SPI, in the third quarter of 2014.

On a segment basis, net sales for our polysilicon segment were $4.0 million while net sales for our other PV products segment were $676.2 million for the year ended December 31, 2014, as compared to net sales of $0.6 million for our polysilicon segment and $597.6 million for our other PV products segment for the year ended December 31, 2013. The above net sales have excluded our inter-segment sales between the polysilicon segment and the other PV products segment. The increase in net sales for our polysilicon segment was mainly attributable to the suspension of our polysilicon production since the third quarter of 2012 due to significant reduction in market demand and depressed market prices of PV products until July 2014 when we restarted the production of our Mahong Plant. We test-ran our hydrochlorination facilities installed on one of the polysilicon production lines at the Mahong Plant in September 2014 and completed the installation of all of our hydrochlorination facilities at our Mahong Plant in December 2014. The increase in year-on-year net sales for our other PV products segment was mainly attributable to an increase in our shipment volume for our wafers and modules.

During the years ended December 31, 2013 and 2014, our net sales by product or service were as follows:

	Year Ended December 31,
	2013		2014
Product/Service	Net Sales	% of Total	Net Sales	% of Total
	($ in millions)		($ in millions)
Wafers	331.0	55.3	435.9	64.1
Including contract cancellation revenue	11.2	1.9	58.7	8.6
Modules	153.7	25.7	188.8	27.8
Processing of PV products for others	—	—	—	—
Silicon and other materials	36.0	6.0	17.7	2.6
EPC services	42.6	7.1	27.9	4.1
Others	34.9	5.9	10.0	1.5

Total net sales	598.2	100.0	680.3	100.0

During the years ended December 31, 2013 and 2014, our net sales breakdown by geographic region was as follows:

	Year Ended December 31,
	2013		2014
Geographic Region	Net Sales	% of Total	Net Sales	% of Total
	($ in millions)		($ in millions)
China	292.7	48.9	352.4	51.8
Europe	99.0	16.6	96.6	14.2
Asia Pacific excluding China	161.3	27.0	164.3	24.2
North America	45.2	7.5	67.0	9.8

Total net sales	598.2	100.0	680.3	100.0

We intend to periodically adjust our geographic market classifications on the basis of our sales as our management determines from time to time to be appropriate in reflecting our operations.

Cost of goods sold. For the year ended December 31, 2014, our cost of goods sold was $714.9 million, representing a decrease of $109.7 million, as compared to our cost of goods sold of $824.6 million for the year ended December 31, 2013. This was primarily due to a decrease in our processing cost, raw material cost and inventory write-down, partially offset by an increase in polysilicon feedstock cost. The average cost of polysilicon increased to $21.4 per kilogram for the year ended December 31, 2014, as compared to $17.0 per kilogram for the year ended December 31, 2013, primarily attributable to an increase in market price of polysilicon. Our provision for inventory write-down for the year ended December 31, 2014 decreased by $49.9 million to $20.8 million, as compared to $70.7 million for the year ended December 31, 2013.

During the years ended December 31, 2013 and 2014, our cost of goods sold by product/service was as follows:

	Year Ended December 31,
	2013		2014
Product/Service	Cost of Goods Sold	% of Total	Cost of Goods Sold	% of Total
	($ in millions)		($ in millions)
Wafers	359.0	43.5	407.0	56.9
Modules	187.8	22.8	175.3	24.5
Processing of PV products for others	—	—	—	—
Silicon and other materials	187.7	22.8	102.0	14.3
Construction contracts	45.4	5.5	20.8	2.9
Others	44.7	5.4	9.8	1.4

Total cost of goods sold	824.6	100.0	714.9	100.0

Gross loss. For the year ended December 31, 2014, our gross loss was $34.7 million, as compared to a gross loss of $226.4 million for the year ended December 31, 2013. Our gross loss margin was 5.1% for the year ended December 31, 2014, as compared with a gross loss margin of 37.8% for the year ended December 31, 2013. This decrease in gross loss and gross loss margin was primarily due to a higher utilization rate, a decrease in our processing cost, a decrease in cost of raw materials (other than polysilicon feedstock) and a decrease in inventory write-down during the year ended December 31, 2014.

On a segment basis, we recorded gross loss of $72.2 million for our polysilicon segment and gross profit of $37.6 million for our other PV products segment for the year ended December 31, 2014, as compared to gross loss of $107.1 million for our polysilicon segment and gross loss of $119.3 million for our other PV products segment for the year ended December 31, 2013. These gross losses have excluded any profit/loss resulting from our inter-segment sales between the polysilicon segment and other PV products segment. The decrease in gross loss for our polysilicon segment was mainly attributable to the restart of polysilicon production at our Mahong Plant in July 2014. The change from gross loss to gross profit in our PV products segment was mainly attributable to a higher utilization rate, a decrease in our processing cost, a decrease in cost for purchases and a decrease in inventory write-down during the year ended December 31, 2014.

Operating expenses. For the year ended December 31, 2014, our operating expenses were $124.5 million, representing a decrease of $985.5 million, as compared to our operating expenses of $1,110.0 million for the year ended December 31, 2013. The decrease was due primarily to a decrease in impairment loss for property, plant and equipment of $756.2 million and a decrease in general and administrative expenses of $224.6 million. The decrease in our general and administrative expenses for the year ended December 31, 2014 was primarily due to a decrease in provision for doubtful recoveries of prepayments to suppliers, receivables and other assets of $194.4 million. For the year ended December 31, 2013, we recorded an impairment loss of $756 million on property, plant and equipment, including $144 million for buildings, $356 million for plant and machinery and $256 million for construction in progress, due to the facts and circumstances surrounding decreases in the estimated future selling price of our products combined with technological changes in certain machinery and equipment, and overcapacity in certain production facilities.

Interest income and expense. For the year ended December 31, 2014, our interest income was $3.8 million, representing a decrease of $1.5 million, as compared to our interest income for the year ended December 31, 2013 of $5.3 million. This decrease was due primarily to a decrease in cash in bank. For the year ended December 31, 2014, our interest expense increased to $328.9 million, as compared to $259.9 million for the year ended December 31, 2013. This increase was primarily due to an increase in interest recognized for LDK Silicon preferred shares and increase in borrowings.

Foreign currency exchange loss, net. For the year ended December 31, 2014, our foreign currency exchange loss, net, was $3.6 million, representing a decrease of $17.1 million, as compared to our foreign currency exchange loss, net, of $20.7 million for the year ended December 31, 2013. This decrease was due primarily to an appreciation of the U.S. dollar against Renminbi related to our cash or receivables in U.S. dollar, and partially offset by a depreciation of the euro against U.S. dollar related to our receivables in euro.

Government subsidy. For the year ended December 31, 2014, government subsidies we received and recognized as other income totaled $0.6 million, as compared to $1.8 million for the year ended December 31, 2013. We received these government subsidies as general incentives to us in connection with the development of our wafer, cell and module businesses.

Gain on troubled debt restructuring. For the year ended December 31, 2014, our gain on troubled debt restructuring was $96.5 million compared to $4.6 million for the year ended December 31, 2013. The increase was mainly attributable to the restructuring of LDK Silicon preferred shares and payables due to other offshore creditors, through the provisional liquidation in the year ended December 31, 2014.

Equity in gain/loss from associates and a jointly controlled entity. For the year ended December 31, 2014, our equity in gain from associates and a jointly controlled entity was $0.2 million, as compared to the equity in loss from associates and a jointly controlled entity of $8.1 million for the year ended December 31, 2013, primarily due to the recognition of impairment loss from investment in an associate in the year ended December 31, 2013.

Gain on deconsolidation of former subsidiaries. We deconsolidated Sunways on April 28, 2014 as Sunways was under the supervision and administration of its insolvency administrator appointed by the relevant German court and we no longer have the ability to exercise influence over Sunways. We recognized a gain of $28.2 million from the deconsolidation of Sunways after netting off provision for our receivables due from Sunways. We deconsolidated SPI on August 11, 2014 when we ceased to have a controlling financial interest in SPI and recognized a gain on deconsolidation of $90.1 million. We measured the fair value of our retained investment in SPI based on the trading price of SPI shares quoted on the OTC market.

Gain on change in equity interests in an associate. We deconsolidated SPI on August 11, 2014 when we ceased to have a controlling financial interest in SPI. As we had ability to exercise significant influence over SPI subsequent to the deconsolidation, we accounted for our investment in SPI using the equity method accounting. We accounted for the share issuances by SPI post-deconsolidation as if we had sold a proportionate share of our investment. Accordingly, we recognized a gain on changes in equity interests in an associate of $19.9 million for the years ended December 31, 2014.

Gain on sale of available-for-sale equity security. We sold our equity interest in JYT Technology in September 2014 to settle a portion of the penalty payable to JYT Technology. As a result, we realized gain of $10.9 million, which, previously recognized in our other comprehensive income, was reversed into earnings and recorded as a gain on sale of available-for-sale equity security for the year ended December 31, 2014.

Income tax expense. For the year ended December 31, 2014, our income tax expense was $30.4 million, as compared to $29.1 million for the year ended December 31, 2013. Our effective income tax rate was negative 1.8% and negative 12.7% for the years ended December 31, 2013 and 2014, respectively. Our effective income tax rate for the year ended December 31, 2014 was lower than the 25% statutory income tax rate applicable to Chinese subsidiaries, due primarily to the recognitions of valuation allowance on deferred income tax assets as our management determined that not all of the deferred income tax assets could be realized.

Net loss. For the year ended December 31, 2014, our net loss after taxes before non-controlling interests was $269.7 million, as compared to a net loss of $1,637.2 million for the year ended December 31, 2013. This decrease was due primarily to a decrease of $756.2 million in impairment loss on plant and equipment, a decrease of $194.4 million in provision for doubtful recoveries of prepayments to suppliers, receivables and other assets, a gain of $121.0 million upon deconsolidation of former subsidiaries and a gain of $91.9 million upon troubled debt restructuring.

(Earnings) loss attributable to non-controlling interests and redeemable non-controlling interests. For the year ended December 31, 2014, we had loss attributable to non-controlling interests of $2.8 million and no loss attributable to redeemable non-controlling interests, respectively, as compared to loss attributable to non-controlling interests of $20.2 million and loss attributable to redeemable non-controlling interests of $6.9 million for the year ended December 31, 2013. This change was due primarily to the deconsolidation of former subsidiaries, including SPI and Sunways, and the derecognition of redeemable non-controlling interests.

Accretion to redemption value of redeemable non-controlling interests. For the year ended December 31, 2014, accretion to redemption value of redeemable non-controlling interests was nil as the LDK Silicon preferred share holders have elected to redeem as of end of 2013.

Net loss available to our shareholders. For the year ended December 31, 2014, net loss available to our ordinary shareholders was $266.9 million, as compared to a net loss of $1,643.1 million available to our ordinary shareholders for the year ended December 31, 2013.

Year ended December 31, 2013 compared with year ended December 31, 2012

	Year Ended December 31,
	2012		2013
	($ in thousands)	(% of Net Sales)	($ in thousands)	(% of Net Sales)
Net sales:
Wafers	344,846	40.0	331,023	55.3
Including contract cancellation revenue	92,233	10.7	11,193	1.9
Modules	276,195	32.0	153,703	25.7
Processing of PV products for others	1,092	0.1	—	—
Silicon and other materials	93,197	10.8	35,995	6.0
EPC services	73,499	8.5	42,629	7.1
Others	74,053	8.6	34,896	5.9

Total net sales	862,882	100.0	598,246	100.0
Cost of goods sold:
Wafers	(463,551)	(53.7)	(358,974)	(60.0)
Modules	(353,389)	(41.0)	(187,801)	(31.4)
Processing of PV products for others	(1,129)	(0.1)	—	—
Silicon and other materials	(251,042)	(29.1)	(187,693)	(31.3)
EPC services	(66,173)	(7.7)	(45,398)	(7.6)
Others	(80,190)	(9.3)	(44,730)	(7.5)

Total costs of goods sold	(1,215,474)	(140.9)	(824,596)	(137.8)

Gross loss	(352,592)	(40.9)	(226,350)	(37.8)
Selling expenses	(45,008)	(5.2)	(18,737)	(3.1)
General and administrative expenses	(183,908)	(21.3)	(317,541)	(53.1)
Research and development expenses	(17,781)	(2.1)	(17,467)	(2.9)
Loss on write-down of assets held for sale to fair value less cost to sell	(74,178)	(8.6)	—	—
Impairment loss on intangible assets	(25,255)	(2.9)	—	—
Impairment loss on property, plant and equipment	(109,027)	(12.6)	(756,239)	(126.5)

Total operating expenses	(455,157)	(52.7)	(1,109,984)	(185.6)

Loss from operations	(807,749)	(93.6)	(1,336,334)	(223.4)
Other income (expenses):
Interest income	12,153	1.4	5,295	0.9
Interest expense and amortization of debt issuance costs and debt discount	(258,971)	(30.0)	(259,876)	(43.4)
Foreign currency exchange loss, net	(6,403)	(0.7)	(20,680)	(3.5)
Government subsidy	4,242	0.5	1,804	0.3
Gain on restructuring of payables	10,510	1.2	4,645	0.8
Equity in loss for associates and a jointly-controlled entity	(2,295)	(0.3)	(8,057)	(1.3)
Others, net	5,298	0.6	5,061	0.8

Loss before income taxes	(1,043,215)	(120.9)	(1,608,142)	(268.8)
Income tax expense	(8,844)	(1.0)	(29,069)	(4.9)

Net loss	(1,052,059)	(121.9)	(1,637,211)	(273.7)
(Earnings) Loss attributable to non-controlling interests	39,125	4.5	20,225	3.4
(Earnings) Loss attributable to redeemable non-controlling interests	41,963	4.9	6,918	1.2

Net loss attributable to our shareholders	(970,971)	(112.5)	(1,610,068)	(269.1)
Accretion to redemption value of redeemable non-controlling interests	(153,984)	(17.9)	(33,077)	(5.5)

Net loss available to our shareholders	(1,124,955)	(130.4)	(1,643,145)	(274.6)

Net sales. For the year ended December 31, 2013, our net sales were $598.2 million, representing a decrease of $264.7 million, as compared to our net sales of $862.9 million for the year ended December 31, 2012. This decrease was due primarily to the lower average selling price, lower shipment volume for our modules and lower sales of silicon and other materials as we suspended our polysilicon production since the third quarter of 2012 and throughout the year of 2013. Solar wafer and module sales constituted the two largest components of our net sales, accounting for approximately 40.0% and 32.0%, respectively, for the year ended December 31, 2012, and approximately 55.3% and 25.7%, respectively, for the year ended December 31, 2013.

The slight decrease in our wafer sales was mainly attributable to a decrease in the average selling price of our wafers from $0.28 per watt during the year ended December 31, 2012 to $0.22 per watt during the year ended December 31, 2013 and a decrease in cancellation revenue from $92.2 million for the year ended December 31, 2012 to $11.2 million for the year ended December 31, 2013, partially offset by an increase in our shipments from 896.1 MW for the year ended December 31, 2012 to 1,483.5 MW for the year ended December 31, 2013. The decrease in our module sales was mainly attributable to a decrease in our shipments from 371.3 MW for the year ended December 31, 2012 to 257.3 MW for the year ended December 31, 2013 and a decrease in the average selling price of our modules from $0.74 per watt during the year ended December 31, 2012 to $0.60 per watt during the year ended December 31, 2013. Our sales from processing of PV products for our customers primarily stopped for the year ended December 31, 2013 as demand from such services dropped completely, while we delivered approximately 3.3 MW in shipments of such processed PV products to our customers during the year ended December 31, 2012. The significant decrease in our sales of silicon and other materials was mainly attributable to our suspension of polysilicon production since the third quarter of 2012 and throughout the whole year of 2013. The decrease in sales of our EPC services during the year ended December 31, 2013 was primarily due to our EPC business in USA declined significantly.

On a segment basis, net sales for our polysilicon segment were $0.6 million while net sales for our other PV products segment were $597.6 million for the year ended December 31, 2013, as compared to net sales of $25.5 million for our polysilicon segment and $837.4 million for our other PV products segment for the year ended December 31, 2012. The above net sales have excluded our inter-segment sales between the polysilicon segment and the other PV products segment. As disclosed elsewhere, the decrease in net sales for our polysilicon segment was mainly attributable to our suspension of polysilicon production since the third quarter of 2012 and throughout the whole year of 2013. The decrease in year-on-year net sales for our other PV products segment was mainly attributable to a decrease in the average selling price for our wafers and modules and a decrease in our shipment volume of modules, partially offset by an increase in our shipment volume of wafers.

During the years ended December 31, 2012 and 2013, our net sales by product or service were as follows:

	Year Ended December 31,
	2012		2013
Product/Service	Net Sales	% of Total	Net Sales	% of Total
	($ in millions)		($ in millions)
Wafers	344.8	40.0	331.0	55.3
Including contract cancellation revenue	92.2	10.7	11.2	1.9
Modules	276.2	32.0	153.7	25.7
Processing of PV products for others	1.1	0.1	—	—
Silicon and other materials	93.2	10.8	36.0	6.0
EPC services	73.5	8.5	42.6	7.1
Others	74.1	8.6	34.9	5.9

Total net sales	862.9	100.0	598.2	100.0

During the years ended December 31, 2012 and 2013, our net sales breakdown by geographic region was as follows:

	Year Ended December 31,
	2012		2013
Geographic Region	Net Sales	% of Total	Net Sales	% of Total
	($ in millions)		($ in millions)
China	275.6	31.9	292.7	48.9
Europe	290.7	33.7	99.0	16.6
Asia Pacific excluding China	221.9	25.7	161.3	27.0
North America	74.7	8.7	45.2	7.5

Total net sales	862.9	100.0	598.2	100.0

Cost of goods sold. For the year ended December 31, 2013, our cost of goods sold was $824.6 million, representing a decrease of $390.9 million, as compared to our cost of goods sold of $1,215.5 million for the year ended December 31, 2012. This was primarily due to a decrease in our shipment volume of modules, a decrease in our processing business, a decrease in our shipment of polysilicon and other materials, and a decrease in our processing cost and cost for purchases. The average cost of polysilicon decreased to $17.0 per kilogram for the year ended December 31, 2013, as compared to $27.9 per kilogram for the year ended December 31, 2012, primarily as a result of reduction in cost of purchase. Our provision for inventory write-downs for the year ended December 31, 2013 decreased by $110.2 million to $70.7 million, as compared to $180.9 million for the year ended December 31, 2012. Our provision (reversal of provision) for loss on a firm purchase commitment for the year ended December 31, 2013 decreased by $11.5 million to $(0.8) million, as compared to $10.7 million for the year ended December 31, 2012. We recorded inventory write-downs and provision for loss on a firm purchase commitment during the year ended December 31, 2013 primarily due to the market value of our products falling below our cost of inventories as a result of the significant drop in the average selling price of our products.

During the years ended December 31, 2012 and 2013, our cost of goods sold by product/service was as follows:

	Year Ended December 31,
	2012		2013
Product/Service	Cost of Goods Sold	% of Total	Cost of Goods Sold	% of Total
	($ in millions)		($ in millions)
Wafers	463.6	38.1	359.0	43.5
Modules	353.4	29.1	187.8	22.8
Processing of PV products for others	1.1	0.1	—	—
Silicon and other materials	251.0	20.7	187.7	22.8
Construction contracts	66.2	5.4	45.4	5.5
Others	80.2	6.6	44.7	5.4

Total cost of goods sold	1,215.5	100.0	824.6	100.0

Gross loss. For the year ended December 31, 2013, our gross loss was $226.4 million, as compared to a gross loss of $352.6 million for the year ended December 31, 2012. Our gross loss margin was 37.8% for the year ended December 31, 2013, as compared with a gross loss margin of 40.9% for the year ended December 31, 2012. This decrease in gross loss and gross loss margin was primarily due to the significant drop in the average selling price of our products, the lower utilization rate, and the recognition of inventory write-down of $70.7 million during 2013.

On a segment basis, we recorded gross loss of $107.1 million for our polysilicon segment and gross loss of $119.3 million for our other PV products segment for the year ended December 31, 2013, as compared to gross loss of $86.6 million for our polysilicon segment and gross loss of $266.0 million for our other PV products segment for the year ended December 31, 2012. These gross losses have excluded any profit/loss resulting from our inter-segment sales between the polysilicon segment and other PV products segment. The increase in gross loss for our polysilicon segment was mainly attributable to our suspension of polysilicon production since the third quarter of 2012 and throughout the whole year of 2013, while we have continually recorded depreciation in cost. The decrease in gross loss in our PV products segment between the years was mainly attributable to the significant reduction of raw material purchase costs and a decline in our inventory write-down.

Operating expenses. For the year ended December 31, 2013, our operating expenses were $1,110.0 million, representing an increase of $654.8 million, as compared to our operating expenses of $455.2 million for the year ended December 31, 2012. The increase was due primarily to an increase in impairment loss for property, plant and equipment of $647.2 million, and an increase in general and administrative expenses of $133.6 million, partially offset by a decrease in impairment loss on intangible assets of $25.3 million and a decrease in loss on write-down of assets held for sales to fair value less cost to sell of $74.2 million. The increase in our general and administrative expenses for the year ended December 31, 2013 was primarily due to an increase in provision for doubtful recovery of accounts receivable, prepayments and other assets in 2013. For the year ended December 31, 2013, we recorded an impairment loss of $756 million on property plant and equipment, including $144 million for buildings, $356 million for plant and machinery and $256 million for construction in progress. The facts and circumstances leading to the impairment were primarily due to the decrease in the estimated future selling price of our products combined with technological changes in certain machinery and equipment, and overcapacity in certain production facilities. These factors caused us to constructively abandon certain production machinery and equipment and facilities and uncompleted production plants relating to our polysilicon and wafer production since no future service potential exists for these assets. The method for determining fair value of these assets was primarily estimated market prices.

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

The following table sets forth a summary of our net cash flow for the years indicated:

	Year Ended December 31,
	2012	2013	2014
	($ in thousands)
Net cash provided by (used in) operating activities	39,916	(174,051)	(125,146)
Net cash used in investing activities	(57,602)	(884)	(86,748)
Net cash provided by (used in) financing activities	(128,586)	100,517	197,429
Effect of foreign currency exchange rate changes on cash and cash equivalents	483	6,108	2,418
Net (decrease) increase in cash and cash equivalents	(145,789)	(68,310)	(12,047)
Cash and cash equivalents at the beginning of year	244,072	98,283	29,973
Cash and cash equivalents at the end of year	98,283	29,973	17,926

Operating Activities

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

During the year ended December 31, 2013, our net cash used in operating activities decreased to $174.1 million from net cash provided by operating activities of $39.9 million during the year ended December 31, 2012, primarily due to a decrease in trade accounts payable and bills payable of $150.9 million and a decrease in advance payments from customers of $46.4 million.

During the year ended December 31, 2014, our net cash used in operating activities decreased to $125.1 million from $174.1 million during the year ended December 31, 2013, primarily due to a release of pledged bank deposits related to purchase of inventory and other operating activities of $102 million.

Investing Activities

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

During the year ended December 31, 2013, our net cash used in investing activities amounted to $0.9 million due primarily to our payment for property, plant and equipment of $5.5 million and cash of disposed subsidiaries of $2.7 million, partially offset by cash received for disposal of property, plant and equipment and land use right of $9.7 million. During the year ended December 31, 2013, we pledged bank deposits of $2.9 million as security for the issuance of letters of credit in connection with our purchases of property, plant and equipment, and no pledged bank deposits related to the purchase of property, plant and equipment were released during the year.

During the year ended December 31, 2014, our net cash used in investing activities was $86.7 million primarily due to our payments for property, plant and equipment of $82.3 million.

Financing Activities

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

During the year ended December 31, 2014, our net cash provided by financing activities amounted to $197.4 million due primarily to the $339.9 million net increase in our borrowings during the year, partially offset by the repayment of certain Chinese debt securities of $81.7 million and the pledge of additional $65.4 million bank deposits for bank borrowing. Our aggregate new loans and borrowings during the year ended December 31, 2014 amounted to $578.3 million, while we repaid an aggregate principal amount of $238.4 million of our loans and borrowings during the year. The aggregate principal amount of our short-term bank borrowings and current portion of long-term borrowings outstanding as of December 31, 2012, 2013 and 2014 was $2,391.3 million, $2,525.4 million and $2,839.3 million, respectively. The short-term bank borrowings outstanding as of December 31, 2014 had maturity terms ranging from one month to 12 months and interest rates ranging from 3.6% to 6.7% and a weighted average interest rate of 5.5%. These loans were obtained from various financial institutions in China. The proceeds from these short-term bank borrowings were for working capital purposes. As of December 31, 2014, we had no long-term borrowings, excluding current portion.

Working Capital Deficit

We have suffered recurring losses from operations and have incurred a net loss of $269.7 million for the year ended December 31, 2014. In addition, we had a working capital deficit (total consolidated current liabilities exceeding total consolidated current assets) of $3,899.5 million and a total capital deficit of $2,312.4 million as of December 31, 2014. As of December 31, 2014, we had cash and cash equivalents of $17.9 million, and total short-term borrowings and current portion of long-term borrowings of $2,839.3 million. As of December 31, 2014, an aggregate of $539.6 million of our onshore indebtedness has been subject to standstill and forbearance arrangement with our creditors onshore China. The significant financial difficulties we are currently experiencing, combined with the deterioration of our financial condition, could result in acceleration of the indebtedness under some of our financing arrangements that give our creditors a right to accelerate the repayment of our borrowings from them. These and other factors we have disclosed in this annual report raise substantial doubt as to our ability to continue as a going concern. However, we believe that we have developed a liquidity plan, as summarized below, that, if executed successfully, will provide sufficient liquidity to meet our obligations for a reasonable period of time.

Bank financing and other financial support

On November 11, 2013, we signed a framework agreement with a syndicate of 11 commercial banks in China for a working capital facility in the aggregate principal amount of Rmb 1,560.0 million, or approximately $255.9 million. As of March 31, 2015, we had withdrawn Rmb 400.0 million (or approximately $65.4 million) from the credit facility and may further draw down when necessary. The proceeds of the Rmb 1,560.0 million working capital facility are strictly limited to financing our operations onshore China within Jiangxi Province, and we may not use any of the proceeds to service our existing indebtedness, whether onshore or offshore China. The facility will terminate on November 10, 2016 and each draw-down under the facility may be made subject to the absolute discretion and additional conditions imposed by the syndicate on a draw-specific basis. The syndicate has also designated a working group to monitor our performance under the facility agreement, with a number of controlled bank accounts in place to monitor our use of funds and collection of cash flow. In addition, HRX has also committed to providing a working capital facility in the aggregate principal amount of $14.0 million to support our offshore working capital needs for the years ending December 31, 2018.

We have not been servicing approximately an aggregate of Rmb 3,301.5 million, or approximately $539.6 million, of indebtedness onshore China as of December 31, 2014 subject to standstill and forbearance arrangements, and we believe, however, that we will be able to keep such standstill and forbearance arrangement in place for a reasonable period of time. We have also been actively investigating and exploring the possibility of engaging our creditors onshore China with a view to restructuring our overall indebtedness in China, in addition to introduction of potential strategic and financial investors during the process, to improve our liquidity.

Sales of solar farm projects and other assets

We will continue to sell our solar farm projects in the ordinary course of our solar farm project development business. Some of the projects have become, or should soon become, salable in Europe, the United States and China. In the year ended December 31, 2014, we transferred 100% equity interest in Taojiang LDK PV Technology Co., Ltd., or Taojiang LDK, to Shunfeng for a consideration of approximately $3.3 million. On March 30, 2015, we entered into an agreement with subsidiaries of SPI to sell our solar farm projects in Europe and the United States to them. In addition, we are also investigating the possibility to pledge or sell our shares in SPI for new financing to support our working capital needs.

Delay in capital expenditure and improvement in working capital management

We have been negotiating with a number of our vendors, including suppliers of equipment and construction materials, to obtain preferential pricing terms and more favorable payment terms. We have also decided to postpone a substantial portion of our planned capital expenditures for the next 12 months until market conditions improve and when we are comfortable in incurring such expenditures. To actively manage our cash flow and working capital requirements, we have implemented various measures to closely monitor our inventory levels and manage the collection of our receivables.

We believe that the measures as described in the above liquidity plan will be adequate to satisfy our liquidity requirements for the next 12 months. For additional information regarding our liquidity plan, see “Item 4. Information on the Company — A. History and Development” and “Note (1) — Basis of Presentation” of our consolidated financial statements beginning on page F-1. There is no assurance, however, that we will be able to successfully implement the liquidity plan. If we fail to successfully execute this plan, it will have a material adverse effect on our business, results of operations and financial position, and will materially and adversely affect our ability to continue as a going concern. Also see “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company and Our Industry — We are operating, and may continue to operate, with a significant working capital deficit; there exist substantial doubts and uncertainties as to our ability to continue as a going concern” and “— We have substantial existing indebtedness and may incur substantial additional indebtedness in the future, which could adversely affect our financial condition and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations; and we may not be able to refinance our current borrowings on terms that are acceptable to us, or at all” in this annual report.

Capital Expenditures

We invested $79.5 million, $8.4 million and $82.3 million in capital expenditures during the years ended December 31, 2012, 2013 and 2014, respectively, primarily to construct and complete our polysilicon production plants and to purchase production equipments. We estimate that our expenditures during the year ending December 31, 2015 will be immaterial given our strategy to delay capital expenditures.

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

Prepayments to Suppliers

In order to secure a stable supply of raw materials for our polysilicon, wafer, cell and module businesses and a stable supply of our production equipment, we make prepayments to suppliers based on specific written purchase orders. Our prepayments to suppliers are recorded either as prepayments to suppliers, if they are expected to be utilized within 12 months as of each balance sheet date, or as prepayments to suppliers to be utilized beyond one year, if they are expected to be utilized after 12 months. As of December 31, 2012, 2013 and 2014, we had prepayments to suppliers of $18.4 million, $30.7 million and $6.2 million, respectively, and prepayments to suppliers to be utilized beyond one year of $8.0 million, nil and nil, respectively. Prepayments to raw materials suppliers are reclassified to inventories when we apply such prepayments to related purchases of raw materials for our businesses, and prepayments to equipment suppliers are reclassified to property, plant and equipment when we apply such prepayments to related purchases of equipment for our operations. These reclassifications are not reflected in our consolidated cash flow from operations.

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

Advance Payments from Customers

As of December 31, 2012, 2013 and 2014, advance payments from our customers amounted to $175.5 million, $115.3 million and $100.6 million, respectively. These prepayments were made to us by our customers under our supply agreements with them, primarily for their purchases of wafers and polysilicon products from us.

Restricted Net Assets

Our principal operating subsidiaries, Jiangxi LDK Solar, Jiangxi LDK Silicon, as well as our other Chinese operating subsidiaries are required under Chinese laws and regulations to make appropriations from their net income as determined under the Chinese accounting standards and regulations to non-distributable reserves, which include a statutory general reserve, an employee welfare and bonus fund and an enterprise development fund. The statutory general reserve for Jiangxi LDK Solar is required to be made at not less than 10% of its profit after tax as determined under the Chinese accounting standards and regulations. The employee welfare and bonus fund and enterprise development fund are determined by the board of directors of each subsidiary at its discretion. The statutory general reserve is used to offset future extraordinary losses. Jiangxi LDK Solar, Jiangxi LDK Silicon, Jiangxi LDK Polysilicon and other Chinese operating subsidiaries may, upon a resolution of their respective boards of directors, convert the statutory general reserve into capital. The employee welfare and bonus fund is used for the collective welfare of the employees of the relevant enterprise. The enterprise development fund is used for the purpose of future expansion and development of the relevant enterprise. These reserves represent appropriations of the retained earnings determined under the Chinese law. In addition to the statutory general reserve, Jiangxi LDK Solar, Jiangxi LDK Silicon, Jiangxi LDK Polysilicon and other Chinese operating subsidiaries are required to obtain approval from the local government authorities prior to distributing any of their registered share capital. Accordingly, both the appropriations to the statutory general reserve and the registered capital of Jiangxi LDK Solar, Jiangxi LDK Silicon, Jiangxi LDK Polysilicon and other Chinese operating subsidiaries are considered as restricted net assets.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

Research and Development

We have a dedicated R&D team at our manufacturing facilities in Xinyu Hi-Tech Industrial Park. Its primary objectives are to enhance our product quality and to achieve a more efficient production process by improving yield and lowering production costs. Our current on-going initiatives include:

•	installation of hydrochlorination facilities to improve STC conversion and TCS production;

•	STC thermal converter improvements and optimization to enhance STC-TCS conversion;

•	fuel conversion from natural gas to high-pressure steam;

•	application of an advanced coating technology and certain process optimization to CVD reactors to reduce power consumption;

•	developing innovative recycling technologies for better utilization of scrap silicon materials from the semiconductor and PV industries;

•	developing a silicon recovery technology for the recovery of silicon dust from wafering processing;

•	developing a new silicon crystallization technology for higher quality wafers;

•	improving the crystallization and wafering processes and equipment to increase production output and reduce production costs;

•	developing wafering technologies for manufacturing thinner wafers with less kerf loss;

•	developing slurry recycling technologies to lower slurry cost;

•	developing new solar cell processes for the use of new silicon wafers;

•	developing new solar cell technologies for high efficiency solar cells, such as selective emitters;

•	exploring the use of new module materials to improve module conversion efficiency; and

•	new design for light modules with less use of materials.

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

We also benefit from a National Photovoltaic Engineering Research Center commissioned by the Ministry of State Science and Technology at our Xinyu production site. At present, this constitutes the only national-level research center relating to PV technology in China. This center is primarily staffed and operated by us, and was accredited by the Ministry of State Science and Technology in December 2013 as a limited-purpose post-doctorate and research-fellow training facility. The center is focused on certain key aspects of research and development of low-cost PV production techniques, localization of core PV equipment, comprehensive utilization of resources in PV production process, and new PV products. We believe that the establishment and operation of the National Photovoltaic Engineering Research Center in Xinyu City will benefit not only our operations but also the PV industry in China.

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

As of the date of this annual report, we have 121 issued patents, and 104 patent applications pending globally. In addition, we also have two registered copyrights and three registered trademarks in China. These patent applications and granted patents relate to various technologies, including polysilicon production, silicon recycling, wafer production processes, solar cell structure, module design, and production equipment. While we currently use some of these technologies in our operations, we expect some of these technologies that we have not yet implemented have significant potential future applications. We intend to continue to assess appropriate opportunities for patent protection of those aspects of our technology that we believe provide a significant competitive advantage to us. We have not taken any action outside China to protect our intellectual property. You should refer to “Item 3. Key Information — D. Risk Factors — Risks Relating to Our Company and Our Industry — We may be exposed to intellectual property infringement, misappropriation or other claims by third parties and an adverse determination could result in us paying significant damages.” for additional information.

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

PV is one of the proven and most rapidly growing renewable energy sources in the world. Energy from the sun is converted into electricity primarily through the PV effect and, to a lesser extent, through concentrated solar thermal technologies. According to PVinsights, the global PV installations for the years of 2012, 2013 and 2014 reached 29.0 GW, 37.2 GW and 42.3 GW, respectively.

Over the years, there was an aggressive capacity expansion throughout the manufacturing chain on a global basis until 2012. According to PVinsights, the manufacturing capacity of polysilicon available to the PV industry reached a level equivalent to 350.1 kMT, 397.8 kMT and 460.9 kMT, respectively, in 2012, 2013 and 2014. Wafering capacity grew to 46.3 GW in 2012, 49.1 GW in 2013 and 59.5 GW in 2014, according to PVinsights. Cell and module capacity also grew to 53.1 GW and 56.3 GW in 2012, 55.7 GW and 64.6 GW in 2013 and 63.1 GW and 71.9 GW in 2014, respectively, according to PVinsights.

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

Polysilicon

Polysilicon is the primary raw material for the PV and semiconductor industries. Historically, the semiconductor industry has been the dominant user of polysilicon. Due to the rapid growth of the PV industry in recent years, the polysilicon consumption by the PV industry has exceeded that by the semiconductor industry. As a result of this rapid expansion, sales to the PV industry are now the key factor affecting the price, profit and growth of the polysilicon market. According to PVinsights, the polysilicon production capacity reached 350.1 kMT in 2012, 397.8 kMT in 2013 and 460.9 kMT in 2014. Players in China have played an important role in the global polysilicon manufacturing.

Wafer

There are two primary types of wafer production:

•	monocrystalline wafers, and

•	multicrystalline wafers.

Monocrystalline-based solar power products are more expensive to produce than multicrystalline-based solar power products of similar dimensions, but monocrystalline-based solar power products achieve higher conversion efficiencies as a result of their production technology and requirement of high purity of polysilicon.

Multicrystalline silicon consists of numerous smaller crystals and generally contains more impurities and crystal defects that impede the flow of electrons relative to monocrystalline silicon. While this results in lower energy conversion efficiency, producing multicrystalline-based solar power products involves less labor and lower quality silicon feedstock, as compared to production of monocrystalline-based solar power products of similar dimensions.

The surface area of wafers is another key factor in determining how much incident light can be absorbed and converted into electricity. To reduce manufacturing costs and increase output, wafer manufacturers strive to reduce the thickness of wafers without reducing the surface area as the production of thinner wafers uses less silicon per unit.

The expansion of manufacturing capacity for wafers depends on the secure supply of raw materials and key wafer manufacturing equipment, such as wire saws. Similar to the polysilicon industry, the production base for wafer has also shifted to mainland China and Taiwan. In 2013 and 2014, respectively, 83.9% and 86.2% of global wafer production capacity was located in mainland China and Taiwan, according to PVinsights.

Solar cell and module production

According to PVinsights, global center of C-Si cell production has also shifted to mainland China and Taiwan. Cell production in mainland China and Taiwan rose to 72.8% in 2013 and 2014, according to PVinsights. We believe the shift toward an increasing manufacturing dominance by mainland China and Taiwan is as evident for modules as it is for wafers and cells.

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

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table sets forth our contractual obligations (including interest payment) and commercial commitments as of December 31, 2014:

	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	($ in thousands)
Borrowings	3,262,400	3,262,400	—	—	—
Capital lease obligations	83,618	64,562	19,056	—	—
Purchase obligations for equipment	173,076	10,589	162,487	—	—
Convertible senior notes	711,699	36,200	396,403	279,096	—
Convertible promissory note	10,000	—	—	—	10,000

Total	4,240,793	3,373,751	577,946	279,096	10,000

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

The safe harbor provided in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act apply to the forward-looking information provided pursuant to Item 5.E and F.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position
Xingxue Tong	52	Director, Interim Chairman, President and Chief Executive Officer
Zhibin Liu	53	Non-executive Director
Shi Chen	54	Non-executive Director
Maurice Wai-fung Ngai	53	Independent Director
Junwu Liang	82	Independent Director
Shi-an Wu	66	Independent Director
Ceng Wang	42	Independent Director
Jack K.S. Lai	61	Executive Vice President, Chief Financial Officer and Secretary to Board
Yuepeng Wan	51	Senior Vice President, Chief Technology Officer

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

Directors

Xingxue Tong is a director, interim chairman, president and chief executive officer of our company. He joined us in January 2007. Mr. Tong has approximately 15 years of experience in managing operations of companies in the solar industry. Prior to joining our company, Mr. Tong served as general manager for south-east Asia business development with GT Advanced Technologies, formerly known as GT Solar, since 2004. He was the executive president of commerce of Canadian Solar Inc. in 2004 and vice general manager of an affiliate of Tianwei Yingli Energy Resources Co., Ltd. from 1999 to 2004. Mr. Tong received an EMBA degree from Cheung Kong Graduate School of Business in 2012, a diploma in industrial economic management from Renmin University of China in 1988 and a diploma in English from Hebei University in 1998. Mr. Tong’s interim chairmanship will terminate upon the identification and appointment of a permanent chairman of our company.

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

Shi Chen is a non-executive director of our company. He joined us in November 2013 as a director nominated by Fulai Investments. Dr. Chen has over 25 years of working experience in a variety of industries. He is currently a director of Mountain China Resorts (Holdings) Limited, a mountain resort developer in China and listed on TSX Venture Exchange in Canada, and has been holding this position since February 2012. Dr. Chen also served as the president of Caricom Limited, a Hong Kong investment company, from January 2002 to February 2013, a deputy general manager of Cityford Dyeing & Printing Industrial Limited from March 1998 to December 2001, and a deputy general manager of Yat Chau Holdings Limited from December 1994 to February 1998. Prior to these management positions, Dr. Chen worked as a deputy head and then the head of the policy division of social and economic research center of the People’s Government of Hainan Province from July 1989 to November 1994. Dr. Chen obtained a bachelor’s degree and a master’s degree in economics from Wuhan University in August 1982 and July 1985, respectively. He obtained a doctorate degree in economics from the Graduate School of the Chinese Academy of Social Sciences in July 1989.

Maurice Wai-fung Ngai became an independent director of our company in July 2011. Dr. Ngai, currently managing director and founder of MNCOR Consulting Limited, an independent specialty corporate service company, is a fellow of the Hong Kong Institute of Chartered Secretaries and the Institute of Chartered Secretaries and Administrators in the United Kingdom, a member of the Hong Kong Institute of Certified Public Accountants and a fellow of the Association of Chartered Certified Accountants in the United Kingdom and a fellow of Hong Kong Institute of Directors and a member of Hong Kong Securities and Investment Institute. He obtained a doctor’s degree in Economics (Finance) from Shanghai University of Finance and Economics, a master’s degree in Corporate Finance from Hong Kong Polytechnic University, a master’s degree in Business Administration from Andrews University and a bachelor’s degree in law from University of Wolverhampton.

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

Shi-an Wu became an independent director of our company in October 2012. Mr. Wu is a professor of Jiangxi University of Finance and Economics. Mr. Wu graduated from Jiangxi University of Finance and Economics in 1982 with a bachelor’s degree in trading and economics. Since 1993, he has been a recipient of a special government allowance from the Chinese State Council. He was also awarded an honorary doctorate degree by the New York Institute of Technology in 2005.

Ceng Wang became an independent director of our company in October 2012. Mr. Wang currently serves as the managing partner of Rita Henrich Financial Advisory Firm, with extensive experience in corporate restructuring, merger and acquisition and investment and financing. Prior to that, Mr. Wang served as the president and chief executive officer of China Shenfei Group from April 2010 to March 2012 and chief strategic advisor from 2012 to 2014. Mr. Wang has held various management positions at Pudong Development Bank and Bank of China. Mr. Wang has also served as the financial consultant of the People’s Government of Xinyu City of Jiangxi Province since November 2010.

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

For the years ended December 31, 2012, 2013 and 2014, the aggregate cash compensation that we paid to our directors and executive officers was $3,525,196, $3,193,550 and $2,223,472, respectively.

You may find more details of the stock options we have granted to our directors and executive officers pursuant to our stock incentive plans under “— E. Share Ownership — Stock Incentive Plans” below.

Indemnification

Our directors and other officers may be indemnified under Cayman Islands law except for liabilities arising from their fraud, dishonesty, willful default or neglect, or equitable fraud. Pursuant to our memorandum and articles of association, our directors and officers, as well as any liquidator or trustee for the time being acting in relation to our affairs, will be indemnified and held harmless out of our assets and profits from and against all actions, costs, charges, losses, damages and expenses that any of them or any of their heirs, executors or administrators may incur or sustain by reason of any act done, concurred in or omitted in or about the execution of their duties in their respective offices or trusts. Accordingly, none of these indemnified persons will be answerable for the acts, receipts, neglects or defaults of each other; neither will they be answerable for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any monies or effects belonging to us may have been lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any monies of or belonging to us may be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts. This indemnity will not, however, extend to any fraud or dishonesty which may attach to any of said persons, or to acts of willful default or neglect, or equitable default.

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

We have a staggered board of directors. Our directors are divided into three classes, as nearly equal in number as the then total number of directors permits. Maurice Ngai, Ceng Wang and Shi Wang have been designated as Class I directors with their terms to expire at our shareholders’ general meeting in 2017; Xingxue Tong and Shi-an Wu have been designated as Class II directors with their terms to expire at our shareholders’ general meeting in 2015; and Zhibin Liu and Junwu Liang have been designated as Class III directors with their terms to expire at our shareholders’ general meeting in 2016. At each annual general meeting of our shareholders, successors to the class of directors whose terms expire at that meeting will be elected for a three-year term. Our service contracts with our directors do not provide for benefits upon the termination of their employment. If the number of directors changes, any increase or decrease will be apportioned among the classes so as to maintain the number of directors in each class as nearly as possible. Any additional directors of a class elected to fill a vacancy resulting from an increase in such class will hold office for a term that coincides with the remaining term of that class. Decrease in the number of directors will not shorten the term of any incumbent director. Nonetheless, whenever the holders of preferred shares have the right, voting separately as a class, to elect directors, the election, term of office, filling of vacancies and other features of directorships will be governed by the applicable terms of our articles of association and the rights attaching to those preferred shares. These provisions make it more difficult for third parties to gain control of our company because it is more difficult to replace members of a staggered board.

Audit committee

Our audit committee consists of three directors, namely Maurice Ngai, Ceng Wang and Junwu Liang. Mr. Ngai, Mr. Wang and Dr. Liang satisfy the “independence” requirements of the SEC rules and regulations. In addition, our board of directors has determined that Mr. Ngai and Mr. Wang are each qualified as an audit committee financial expert within the meaning of SEC rules and regulations. The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

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

Compensation committee

Our compensation committee consists of Xingxue Tong, Maurice Ngai and Junwu Liang. Our compensation committee assists the board in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. The compensation committee is responsible for, among other things:

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

Corporate governance and nominating committee

Our corporate governance and nominating committee consists of Xingxue Tong, Zhibin Liu, Maurice Ngai and Junwu Liang. The corporate governance and nominating committee assists the board of directors in identifying individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee is responsible for, among other things:

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

We had an aggregate of 8,979 persons, 9,494 persons and 8,529 persons as full-time employees as of December 31, 2012, 2013 and 2014, respectively. As of March 31, 2015, we had an aggregate of 7,231 full-time employees. Most of these employees were located at our manufacturing plants in Xinyu City, Jiangxi Province, China.

A breakdown of our employees by areas of operations and as a percentage of our workforce as of December 31, 2014 is set forth below:

	Number of Employees	Percentage of Total
Manufacturing	5,597	65.6%
Quality control	927	10.9
Research, development and engineering	319	3.7
Administration	1,270	14.9
Production planning	275	3.2
Finance	107	1.3
Procurement	34	0.4

Total	8,529	100.0%

From time to time, we also employ part-time or contract employees, as required, to meet any increased demand for our products. We plan to hire additional employees as needed.

As required by Chinese regulations, we participate in statutory retirement plans organized by the respective Chinese local governments. We currently contribute approximately 29% of the staff’s basic salaries to such funds. Our contributions to the statutory retirement plans are charged to the consolidated profit and loss account as and when incurred. We also provide our employees with medical insurance and unemployment insurance as required by the Chinese laws and regulations. For the years ended December 31, 2012, 2013 and 2014, we incurred cost under the statutory employee benefit plans of approximately $10.8 million, $6.6 million and $7.4 million, and received relevant government subsidy of approximately nil, nil and $5.3 million, respectively.

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

Maximum number of shares

The maximum number of ordinary shares in respect of which options may be granted (including ordinary shares in respect of which options have already been granted and remain outstanding) under our stock incentive plans may not in the aggregate exceed 10% of the total number of ordinary shares in issue and outstanding from time to time, including ordinary shares issued and outstanding upon the exercise of any options granted under our stock incentive plans and upon conversion of any of our preferred shares. As of the date of this annual report, the maximum number of ordinary shares in respect of which we may grant options (including ordinary shares in respect of which options have already been granted but still outstanding) under our stock incentive plans is 26,158,596 ordinary shares.

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

Outstanding options granted under our stock incentive plans

We have granted options under both our 2006 stock incentive plan and our 2013 stock incentive plan. As of the date of this annual report, the number of ordinary shares in respect of which we have granted options under our stock incentive plans is 30,252,010 ordinary shares, with options for 642,254 ordinary shares outstanding under our 2006 stock incentive plan and options for 7,228,183 ordinary shares outstanding under the 2013 stock incentive plan.

The following table summarizes, as of the date of this annual report, the outstanding options granted under our stock incentive plans to our directors, officers and other employees. These outstanding options are subject to a five-year vesting period beginning on the date of their respective grants.

Name	Ordinary Shares Underlying Outstanding Options	Exercise Price ($/Share)	Date of Grant	Date of Expiration
Xingxue Tong	*	1.50	September 2, 2013	September 1, 2023
Jack Lai	*	1.50	September 2, 2013	September 1, 2023
Yuepeng Wan	*	1.50	September 2, 2013	September 1, 2023
Maurice Ngai	*	1.50	September 2, 2013	September 1, 2023
Junwu Liang	*	1.50	September 2, 2013	September 1, 2023
Other employees as a group (1)	16,800	13.12	November 13, 2008	November 12, 2018
Other employees as a group (1)	15,000	13.06	January 15, 2009	January 14, 2019
Other employees as a group (1)	267,720	6.77	April 7, 2010	April 6, 2020
Other employees as a group (1)	3,600	7.35	August 9, 2010	August 8, 2020
Other employees as a group (1)	5,000	12.33	November 4, 2010	November 3, 2020
Other employees as a group (1)	4,800	12.03	April 7, 2011	April 6, 2021
Other employees as a group (1)	29,300	5.03	February 2, 2012	February 1, 2022
Other employees as a group (1)	300,034	5.97	February 7, 2012	February 6, 2022
Other employees as a group (1)	4,168,183	1.50	September 2, 2013	September 1, 2023

Total	7,870,437

*	These directors and executive officers as a group, each beneficially owning less than 1% of our outstanding shares, together hold stock options exercisable for 3,060,000 shares.

(1)	Each employee holds less than 1% of our total outstanding voting securities.

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

The following table sets forth information with respect to the direct and indirect beneficial ownership of our shares by each of our directors and executive officers as of the date of this annual report:

Shares Beneficially Owned
Directors and Executive Officers	Number	Percent (1)
Xingxue Tong (2)	*	*
Maurice Ngai	*	*
Junwu Liang	*	*
Jack Lai	*	*
Yuepeng Wan	*	*

Total	1,830,000	1.1

*	Less than 1% of our outstanding shares.

(1)	The percentage of beneficial ownership is calculated by dividing the number of shares beneficially owned by such person or group by an aggregate of 261,585,961 shares issued and outstanding, including shares not yet issued and outstanding but beneficially owned by our directors and executive officers as determined in accordance with the SEC rules and regulations, as of the date of this annual report.

(2)	Mr. Tong holds his shares through his wholly owned British Virgin Islands company, Superb Bright Limited.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth information regarding the direct and indirect beneficial ownership of our shares as of the date of this annual report by each person known to us to own 5% or more of our shares.

	Shares Beneficially Owned
Name	Number	Percent
LDK New Energy Holding Limited	48,053,953	18.4%
Fulai Investments Limited	42,000,000	16.1
Heng Rui Xin Energy (HK) Co., Limited	25,307,497	9.7
UBS AG	25,016,129	9.6
China Development Bank International Holding Limited	13,532,381	5.2%

In addition, HRX is entitled to exercise certain options for additional securities convertible into our shares as set forth in the various funding facilities HRX provided to us for our provisional liquidation and for our working capital needs. Significant holders of our convertible securities, whether due to their previous substantial positions in our 2014 senior notes or in our LDK Silicon preferred shares, may also become our significant or controlling shareholders as a result of their conversions.

B.	RELATED PARTY TRANSACTIONS

We have engaged from time to time in various transactions with related parties. We believe that we have conducted our related-party transactions on terms comparable to, or more favorable to us than, similar transactions we would enter into with independent third parties. Our related-party transactions have been and will continue to be subject to the review and approval of the audit committee of our board of directors. The charter of our audit committee as adopted by our board of directors provides that we may not enter into any related-party transaction unless and until it has been approved by the audit committee. We may not, however, have observed these requirements in our past practice and have been endeavoring to enhance our corporate governance. See additional disclosure in “Item 15. Controls and Procedures — Disclosure Controls and Procedures” in this annual report.

For the periods presented, in addition to the guarantees and security provided by related parties for our bank borrowings in note (10) to our consolidated financial statements included in this annual report, the principal related party transactions and amounts outstanding with the related parties are summarized as follows:

	Year Ended December 31,
	2012	2013	2014
	($ in thousands)
Purchases of inventories from Best Solar (1)	1,434	—	—
Sales of PV project to Best Solar (1)	2,281	—	—
Purchases of low-value consumables from Jiangxi Liouxin (2)	652	1,021	1,246
Purchases of auxiliary from Saiwen Industry (3)	3,056	69	—
Purchases of PV products from Jiangxi Sinoma (4)	6,220	6,722	8,975
Transfer of equity interest of a subsidiary to Jiangxi Sinoma (4)	25,455	4,584	—
Sales of PV products to Shunfeng (5)	—	34,296	25,032
Purchases of PV products from Shunfeng (5)	—	10,072	33,250
Transfer of equity interest of a subsidiary to Shunfeng (5)	—	—	3,269
Sales of PV products to Hanky (6)	—	6,466	91
Sales of PV products and cables to SPI (7)	—	—	12,977
Waived receivables due from SPI (7)	—	—	18,364
Payment on behalf of Century (8)	3,774	—	—
Payment made by HRX on our behalf (9)	18,164	—	—
Sales of PV products to HRX (9)	—	—	10,169
Purchases of PV products from HRX (9)	—	—	1,097
Expense advanced to HRX (9)	—	—	29,055
Issuance of convertible promissory notes and warrants (9)	—	—	10,000
Loans borrowed from HRX(9)	—	—	3,000
Sales of PV products to Geermu Hydropower (10)	951	—	—
Sales of modules to Xinyu AMC (11)	—	—	1,437

(1)	Best Solar Co., Ltd., or Best Solar, an exempted company incorporated with limited liability under the laws of the Cayman Islands is wholly owned by LDK New Energy, our shareholder affiliated with Mr. Peng. We purchased crystalline modules in aggregate amounts of approximately $1.4 million, nil and nil from Best Solar during the years ended December 31, 2012, 2013 and 2014, respectively. We sold PV projects in an aggregate amount of approximately $2.3 million to Best Solar during the year ended December 31, 2012. The outstanding amounts, net of provision, due from Best Solar as of December 31, 2012, 2013 and 2014 were approximately $19.3 million, $35.1 million and $37.9 million, respectively. The outstanding amounts due to Best Solar as of December 31, 2012, 2013 and 2014 were approximately nil, $23.3 million and $23.3 million, respectively.

We recognized/(reversed) a provision for doubtful recoveries of receivables from Best Solar of approximately nil, $7.1 million and $(3.2) million during the years ended December 31, 2012, 2013 and 2014, which is included in general and administrative expenses in our consolidated statements of operations.

(2)	We purchased low-value consumables from Jiangxi Liouxin Industry Co., Ltd., or Jiangxi Liouxin, a company controlled by Mr. Peng, in aggregate amounts of approximately $0.7 million, $1.0 million and $1.2 million during the years ended December 31, 2012, 2013 and 2014, respectively. In 2014, Jiangxi Liouxin settled our payables due to its suppliers on our behalf in an aggregate amount of approximately $17.2 million. The outstanding amounts due to Jiangxi Liouxin were approximately $1.0 million, $1.0 million and $18.1 million as of December 31, 2012, 2013 and 2014, respectively.

(3)	We purchased auxiliary materials from Saiwen Industry (Suzhou) Co., Ltd., or Saiwen Industry, a company controlled by Mr. Peng, in aggregate amounts of approximately $3.1 million, $69,000 and nil during the years ended December 31, 2012, 2013 and 2014, respectively. The outstanding amounts due to Saiwen Industry were approximately nil, $3.7 million and $3.7 million as of December 31, 2012, 2013 and 2014, respectively.

(4)	Jiangxi LDK Solar purchased crucibles from Jiangxi Sinoma, an equity method investee of Jiangxi LDK Solar, in aggregate amounts of approximately $6.2 million, $6.7 million and $9.0 million during the years ended December 31, 2012, 2013 and 2014, respectively. In the year ended December 31, 2012, we transferred 100% equity interest in LDK GRM to Jiangxi Sinoma for a consideration of approximately $25.5 million. We and Jiangxi Sinoma agreed to settle the consideration through off-setting of our payables to Jiangxi Sinoma of approximately $14.1 million with the remaining amount of approximately $11.3 million recorded as advance payments for future purchase of crucibles from Jiangxi Sinoma. In 2013, we and Jiangxi Sinoma entered into an amendment agreement to reduce the consideration by $4.6 million. The outstanding amounts due to Jiangxi Sinoma were approximately nil, $5.0 million and $1.9 million as of December 31, 2012, 2013 and 2014, respectively, and the outstanding amounts due from Jiangxi Sinoma to us were approximately $11.3 million, $2.9 million and nil as of December 31, 2012, 2013 and 2014, respectively.

(5)	Mr. Cheng, the sole owner of Fulai Investments, our shareholder since January 2013, is a major shareholder of Shunfeng. We sold PV products to Shunfeng and its affiliates in aggregate amounts of approximately $34.3 million and $25.0 million during the years ended December 31, 2013 and 2014, respectively. We purchased PV products from Shunfeng and affiliates in aggregate amounts of approximately $10.1 million and $33.3 million during the years ended December 31, 2013 and 2014, respectively.

In the year ended December 31, 2014, we transferred 100% equity interest in Taojiang LDK to Shunfeng for a consideration of approximately $3.3 million. The outstanding amounts due to Shunfeng were approximately $10.8 million and $17.7 million as of December 31, 2013 and 2014, respectively, and the outstanding amounts due from Shunfeng were approximately $14.5 million and $10.6 million as of December 31, 2013 and 2014, respectively.

(6)	Zhongwei Hanky Weiye Solar Power, or Hanky, is a wholly owned subsidiary of Hanky Group, which is a major shareholder of an affiliate of HRX. We sold PV products to Hanky in the aggregate amounts of approximately $6.5 million and $0.1 million during the years ended December 31, 2013 and 2014, respectively. The outstanding amounts due from Hanky were approximately $5.8 million and $2.7 million as of December 31, 2013 and 2014, respectively.

(7)	SPI was previously a subsidiary of ours and our transactions with SPI as a subsidiary were eliminated in our consolidated financial statements until August 11, 2014 when SPI was deconsolidated. You may find additional information about the deconsolidation in note 20 to our consolidated financial statements contained in this annual report. During the period from August 12, 2014 to December 31, 2014, we sold PV products to SPI in an aggregate amount of approximately $13.0 million. We entered into a settlement agreement with SPI on December 30, 2014, pursuant to which we agreed to waive and write-off receivables due from SPI of approximately $18.4 million arising from our sales to SPI prior to January 1, 2014. The outstanding amount due from SPI was approximately $16.8 million as of December 31, 2014 and the outstanding amount due to SPI was approximately $0.2 million as of December 31, 2014.

(8)	We paid approximately $3.8 million for PV project construction services on behalf of Century Solar Jewel Investments S.A., or Century, an equity method investee of LDK Solar Europe Holding S.A., during the year ended December 31, 2012. The outstanding amount due from Century was approximately $3.8 million, nil and nil as of December 31, 2012, 2013 and 2014, respectively. We recognized a provision for doubtful recovery of receivables from Century of approximately nil, $4.1 million and nil during the years ended December 31, 2012, 2013 and 2014, respectively, included in general and administrative expenses in our consolidated statements of operations.

(9)	HRX, through its affiliate onshore China, paid approximately $18.2 million, nil and nil for miscellaneous expenses on our behalf during the years ended December 31, 2012, 2013 and 2014, respectively. We sold PV products to HRX’s China affiliate in an aggregate amount of approximately $10.2 million and purchased PV products such China affiliate in an aggregate amount of approximately $1.1 million during the year ended December 31, 2014. In accordance with the Working Capital Facility Agreement, certain of our onshore subsidiaries have deposited with HRX’s China affiliate the loan proceeds drawn down from the Working Capital Facility Agreement as well as the collection of their trade accounts receivable. In addition, the trade accounts payable and operating expenses of these onshore subsidiaries are also settled by HRX’s China affiliate using these deposits. We made deposits to HRX’s China affiliate, net of payments made by HRX’s China affiliate on behalf of us, amounting to $32.1 million during the year ended December 31, 2014. The outstanding deposit balance of $24.6 million as of December 31, 2014 was fully settled (on a rolling basis) by February 28, 2015.

On December 17, 2014, we issued convertible promissory notes due April 2020 in an aggregate principal amount of $10.0 million and a warrant to purchase 6,600,000 shares of ours to HRX for proceeds of $10.0 million.

We also obtained a loan of $3.0 million form HRX during the year ended December 31, 2104.

The aggregate outstanding amounts due to HRX and affiliates were approximately $18.2 million, $14.0 million and $3.0 million as of December 31, 2012, 2013 and 2014, respectively, and the aggregate outstanding amounts due from HRX and affiliates were approximately $nil, $0.7 million and $27.9 million as of December 31, 2012, 2013 and 2014, respectively.

(10)	We sold PV products to Qinhai Hydropower Group (Geermu) Solar Energy Generating Co., Ltd., or Geermu Hydropower, an equity method investee of LDK Solar Power Technology (Xinyu) Engineering Co., Ltd., in the aggregate amounts of approximately $1.0 million, nil and nil during the years ended December 31, 2012, 2013 and 2014, respectively. The outstanding amounts due from Geermu Hydropower were approximately $3.9 million, nil and nil as of December 31, 2012, 2013 and 2014, respectively.

(11)	We sold PV products in an aggregate amount of $1.4 million to Xinyu State-Owned Assets Management Co., Ltd., or Xinyu AMC, a shareholder of HRX’s China affiliate, during the year ended December 31, 2014. The aggregate outstanding amount due from Xinyu AMC was approximately $1.4 million as of December 31, 2014 and the aggregate outstanding amount due to Xinyu AMC was approximately $0.8 million as of December 31, 2014.

The aggregate outstanding amounts due from LDK New Energy, our shareholder wholly owned by Mr. Peng, was approximately $6.9 million and $5.1 million as of December 31, 2013 and 2014, respectively.

Stock Option Grants

See “Item 6. Directors, Senior Management and Employees — E. Share Ownership — Stock Incentive Plans” in this annual report.

Individual Income Tax Withholding Obligation

Certain of our current and former executives and employees exercised share options that vested between 2007 and 2011. Pursuant to the Chinese tax regulations, the income derived from the exercise of the share options is subject to individual income tax, which should be withheld by us from these executives and employees for payment to the Chinese tax authorities. As of December 31, 2012, 2013 and 2014, we had outstanding receivables, net of provision, from these executives and employees of approximately $46.5 million, $4.5 million and $4.5 million, respectively, in relation to the individual income tax liabilities arising from the exercise of share options by these executives and employees. We recognized provisions for doubtful recovery of receivables due from such existing or former executives and employees of nil, $9.8 million and nil during the years ended December 31, 2012, 2013 and 2014, respectively, included in general and administrative expenses in our consolidated statements of operations. You may refer to “Item 10. Additional Information — E. Taxation — People’s Republic of China Taxation — Individual income tax withholding obligation” in this annual report.

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

Dividend Distribution Policy

We have never declared or paid any dividends, nor do we anticipate paying any cash dividends on our shares in the foreseeable future. Due to the significant amount of indebtedness we currently have and additional liabilities that we may have to incur for our continued operations, and subject to restrictions and limitations that may be contained in our credit and other agreements, we currently intend to use substantially all of our available funds and any future earnings in our debt services and in our business operations. LDK Solar is a holding company and our cash flow depends on dividends from our principal operating subsidiaries, Jiangxi LDK Solar, Jiangxi LDK Silicon and other Chinese operating subsidiaries, in China. The ability of our subsidiaries in China to pay dividends to us is subject to various restrictions, including legal restrictions in China that permit payment of dividends only out of retained earnings determined in accordance with the Chinese accounting standards and regulations. Under Chinese laws, Jiangxi LDK Solar, as a wholly foreign-owned enterprise in China, must allocate at least 10% of its after-tax profit to its statutory general reserve until the balance of the reserve reaches 50% of its registered capital. It must also allocate a certain percentage of its after-tax profit each year as its employee welfare and bonus fund, and its board of directors has the discretion to determine the percentage of the after-tax profits for such employee welfare and bonus fund. Statutory general reserve and employee welfare and bonus fund are not distributable as cash dividends except in the event of a liquidation. A sino-foreign joint venture enterprise, such as Jiangxi LDK Silicon and Jiangxi LDK Polysilicon, is required to set aside a certain percentage of its after-tax profit calculated in accordance with the Chinese accounting standards and regulations each year for its statutory general reserves, employee welfare and bonus fund and enterprise development fund in accordance with the requirement of relevant Chinese laws and its articles of associations. The board of directors of a sino-foreign joint venture enterprise has the discretion to determine the respective percentages of its after-tax profits for its statutory general reserves, employee welfare and bonus fund and enterprise development fund, which are not distributable to its equity owners except in the event of a liquidation.

Our board of directors has complete discretion as to whether we will pay dividends in the future. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant. You should refer to our disclosures contained in “Item 3. Key Information — D. Risk Factors — Risks Relating to Business Operations in China — We have substantial existing indebtedness and may incur substantial additional indebtedness in the future, which could adversely affect our financial condition and our ability to generate sufficient cash to satisfy our outstanding and future debt obligations; and we may not be able to refinance our current borrowings on terms that are acceptable to us, or at all” and “—Risks Relating to Our ADSs, Shares and Equity-linked Securities — The offshore restructuring transactions completed under our schemes of arrangement will cause significant dilution to the equity ownership of our shareholders, which may materially and adversely affect the market price of our ADSs and equity-linked securities” in this annual report, as our substantial amount of liabilities coupled with the significant dilution as a result of our provisional liquidation will have a material adverse effect on our ability to declare or pay any dividend on our shares or ADSs in the foreseeable future.

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

In preparation of our consolidated financial statements, we have made changes to useful life for our polysilicon assets. See note 6 to our consolidated financial statements beginning on page F-1 in this annual report.

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

The trading price of our ADSs has fluctuated widely over the years. Since February 21, 2014 when our ADSs started to be quoted on the OTC Pink Limited Information, the closing price of our ADSs ranged from $0.89 to $0.07 per ADS.

Set forth below, for the applicable periods indicated, are the high and low closing prices per ADS as reported by the NYSE and the OTC Pink Limited Information.

	High	Low
	($)
Annual Highs and Lows
2010	13.90	5.00
2011	14.49	2.70
2012	6.70	0.71
2013	2.21	1.01
2014	1.40	0.10
Quarterly Highs and Lows
First Quarter 2013	2.21	1.10
Second Quarter 2013	2.04	1.01
Third Quarter 2013	1.93	1.30
Fourth Quarter 2013	1.89	1.31
First Quarter 2014	1.40	0.25
Second Quarter 2014	0.89	0.34
Third Quarter 2014	0.65	0.24
Fourth Quarter 2014	0.30	0.10
First Quarter 2015	0.26	0.07
Monthly Highs and Lows
November 2014	0.30	0.25
December 2014	0.25	0.10
January 2015	0.12	0.07
February 2015	0.26	0.08
March 2015	0.24	0.13
April 2015	0.17	0.10

On May 8, 2015, the last reported closing sale price of our ADSs quoted by the OTC Pink Limited Information was $0.14 per ADS.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

Our shareholders adopted by way of special resolutions our amended and restated memorandum and articles of association on April 17, 2007, which took effect upon completion of our initial public offering on June 6, 2007. On June 17, 2008, our shareholders amended our articles of association by way of special resolutions at their annual general meeting to clarify the power of our company to redeem or repurchase its shares. On January 22, 2015, our shareholders amended our memorandum of association by way of special resolutions at their extraordinary general meeting to increase our authorized share capital to $500,000,000. Our currently effective memorandum and articles of association, as amended and restated, is attached to this annual report for your easy reference.

As of the date of this annual report, our authorized share capital consists of 4,999,580,000 ordinary shares, par value of $0.10 each, and 420,000 shares, par value of $0.10 each, of such class or designation as our board of directors may determine in accordance with our articles of association. As of the date of this annual report, an aggregate of 262,028,461 ordinary shares have been issued and an aggregate of 261,585,961 ordinary shares are outstanding.

Our registered office was changed to c/o Zolfo Cooper (Cayman) Limited, 38 Market Street, Suite 4208 Canella Court, Camana Bay Grand Cayman KY1-9006, Cayman Islands during our provisional liquidation in 2014 and, following a discharge order of the Cayman court relating to the provisional liquidation, our registered office was changed to c/o Offshore Incorporations Limited, Floor 4, Willow House, Cricket Square, PO Box 2804, Grand Cayman KY1-1112, Cayman Islands.

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

Upon the appointment of an official liquidator, the responsibility for the company’s affairs rests entirely in his hands and no future executive action may be carried out without his approval. An official liquidator’s duties are to collect the assets of the company (including the amount, if any, due from the contributories), settle the list of creditors and, subject to the rights of preferred and secured creditors and to any subordination agreements or rights of set-off or netting of claims, discharge the company’s liability to them (pari passu if insufficient assets exist to discharge the liabilities in full) and to settle the list of contributories (shareholders) and divide the surplus assets (if any) amongst them in accordance with the rights attaching to the shares.

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

For additional information on our material contracts, see “Item 4. Information on the Company — B. Business Overviews — Customers, Sales and Marketing,” “— Suppliers,” “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources”, “Item 7. Major Shareholders and Related Party Transactions — B. Related Party Transactions” and “Item 19. Exhibits” in this annual report.

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

Passive foreign investment company rules

We do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year, and provided that our passive income does not exceed our gross loss (if any) from operations, we do not expect to become a PFIC in the foreseeable future. Our actual PFIC status for our current taxable year ending December 31, 2015 will not be determinable until after the close of our current taxable year ending December 31, 2015 and accordingly, there is no guarantee that we will not be a PFIC for 2015 or any future taxable year. A non-U.S. corporation is considered to be a PFIC for any taxable year if either:

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

Inflation

According to the National Bureau of Statistics of China, China’s overall national inflation rate, as represented by the general consumer price index, was approximately 2.6% in 2012, 2.6% in 2013 and 2.0% in 2014. We have not in the past been materially affected by any such inflation, however, we cannot assure you that we will not be affected in the future.

Foreign Currency Risk

Our financial statements are expressed in U.S. dollars but the functional currency of our principal operating subsidiaries, Jiangxi LDK Solar and Jiangxi LDK Silicon, is Renminbi. To the extent our principal Chinese operating subsidiaries hold assets or liabilities denominated in foreign currencies, any appreciation of Renminbi against such foreign currency denominated assets or depreciation of Renminbi against foreign currency denominated liabilities could result in a charge to our statement of operations. For more information on foreign currency translations for our financial reporting purposes, see note (2)(c) to our audited consolidated financial statements beginning on page F-1 in this annual report.

Generally, appreciation of Renminbi against U.S. dollars and euros will result in foreign exchange losses for monetary assets denominated in U.S. dollars and euros and result in foreign exchange gains for monetary liabilities denominated in U.S. dollars and euros. Conversely, depreciation of Renminbi against U.S. dollars and euros will generally result in foreign exchange gains for monetary assets denominated in U.S. dollars and euros and result in foreign exchange losses for monetary liabilities denominated in U.S. dollars and euros. Fluctuations in currency exchange rates could have a significant effect on our financial stability due to a mismatch among various foreign currency denominated assets and liabilities. Fluctuations in exchange rates, particularly among the U.S. dollar, euro and Renminbi, affect our operating and net profit margins and would result in foreign currency exchange gains and losses on our foreign currency denominated assets and liabilities. As of December 31, 2012, 2013 and 2014, our monetary assets denominated in U.S. dollars and euros were primarily related to cash and cash equivalents, pledged bank deposits, trade accounts receivable and prepayments to suppliers, and our monetary liabilities denominated in U.S. dollars and euros were primarily related to short-term bank borrowings, long-term bank borrowings, advance payments from customers, trade accounts payable and other payables. Our exposure to foreign exchange risk primarily relates to foreign currency exchange gains or losses resulting from timing differences between the signing of the contracts and the settlement of the contracts. As of December 31, 2012, 2013 and 2014, our principal operating subsidiaries held the following amounts of monetary assets and liabilities denominated in U.S. dollars and euros:

	As of December 31, 2012			As of December 31, 2013			As of December 31, 2014
	(€)	($)	(HK$)	(€)	($)	(HK$)	(€)	($)	(HK$)
Assets	13,298,916	530,278,001	—	34,985,004	855,463,455	—	26,984,286	827,262,513	—
Liabilities	(13,971,991)	(366,724,333)	—	(8,658,588)	(344,311,325)	—	(11,302,722)	(231,340,002)	—

Net exposure	(673,075)	163,553,668	—	26,326,417	511,152,129	—	15,681,564	595,922,511	—

We recorded net foreign currency exchange losses of approximately $6.4 million, $20.7 million and $3.6 million for the years ended December 31, 2012, 2013 and 2014, respectively. Since 2007, we have entered into certain foreign exchange forward contracts to reduce the effect of our foreign exchange risk exposure. However, we cannot assure you that we would be able to effectively manage our foreign exchange risk exposure.

Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% appreciation of Renminbi against U.S. dollars based on the foreign exchange rate on December 31, 2014 would result in a net loss of $59.6 million (2013: net loss of $51.1 million) for our assets and liabilities denominated in U.S. dollars as of December 31, 2014. Conversely, we estimate that a 10% depreciation of Renminbi against U.S. dollars would result in a net gain of $59.6 million (2013: net gain of $51.1 million) for our assets and liabilities denominated in U.S. dollars as of December 31, 2014.

Without taking into account the effect of the potential use of hedging or other derivative financial instruments, we estimate that a 10% appreciation of Renminbi against euro based on the foreign exchange rate on December 31, 2014 would result in a net loss of $1.6 million (2013: net gain of $2.6 million) for our assets and liabilities denominated in euro as of December 31, 2014. Conversely, we estimate that a 10% depreciation of Renminbi against euros would result in a net gain of $1.6 million (2013: net loss of $2.6 million) for our assets and liabilities denominated in euros as of December 31, 2014.

We cannot predict the effect of future exchange rate fluctuations on our results of operations and may incur net foreign currency exchange losses in the future.

Interest Rate Risk

Our exposure to the risk of changes in market interest rates primarily relates to our interest-bearing borrowings. Our future interest expenses on our borrowings may increase due to changes in market interest rates.

With an aim to reduce our interest rate exposure, we, from time to time, enter into interest rate swap contracts with financial institutions in China. We entered into two interest rate swap contracts in 2011 that remain effective in 2014. Although we have not entered into any other or additional interest rate swap contracts, we may engage in more interest rate hedging activities in the future. As of December 31, 2014, our total outstanding bank borrowings amounted to $2,839.3 million and our short-term borrowings amounted to $2,839.3 million with a weighted average interest rate of 5.5% per annum and maturity terms ranging from one month to 12 months. The majority of our indebtedness accrues interest at fixed rates.

Credit Risk

Substantially all of our cash and cash equivalents are held in major financial institutions located in China, which we believe are of high credit quality. We have policies that limit the amount of credit exposure to any financial institution. Because we are often required to prepay substantial amounts to our raw material and equipment suppliers to ensure availability and timely delivery, we are subject to the credit quality of such suppliers. Although we make every effort to screen our suppliers and ensure that we enter into transactions with creditworthy suppliers only, there can be no assurance that we will not suffer from default by any of these suppliers. As of December 31, 2012, 2013 and 2014, we made aggregate prepayments, net of provision, of approximately $93.8 million, $56.6 million and $8.7 million to our suppliers, respectively. As of December 31, 2012, 2013 and 2014, we recognized/(reversed) an allowance for doubtful recoveries of $111.0 million, $114.2 million and $(0.3) million, respectively, for our prepayments to suppliers related to credit risk.

Liquidity Risk

Our liquidity is primarily dependent on our ability to maintain adequate cash inflows from our operations to meet our debt obligations as they become due, and our ability to obtain external financing to meet our committed future capital expenditures and to refinance our short-term debts as they mature. Our cash outflow from investing activities was negative $86.7 million for the year ended December 31, 2014. With regard to our future capital commitments and other financing requirements, we have approximately Rmb 1.16 billion, or $189.6 million, in aggregate principal amount of unutilized banking facilities mainly from various reputable commercial banks in China.

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

The depositary’s office is located at 4 New York Plaza, Floor 12, New York, New York 10005.

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

The following is a summary of the material terms of the deposit agreement as amended and restated as of December 16, 2014. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement, including the form of ADR, which contains the terms of the ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the Post-Effective Amendment No. 1 to Registration Statement on Form F-6 (File No. 333-171862) we and the depositary filed with the SEC on December 16, 2014.

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

The following additional charges will be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADRs or to whom ADRs are issued (including issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADRs), whichever is applicable:

•	to the extent not prohibited by the rules of any stock exchange or interdealer quotation system upon which the ADSs are traded, a fee of $1.50 per ADR or ADRs for transfers of certificated ADRs or ADRs in the depositary’s direct registration system;

•	a fee of $0.02 or less per ADS (or portion thereof) for any cash distribution made pursuant to the deposit agreement;

•	a fee of $0.02 per ADS (or portion thereof) per calendar year for services performed by the depositary in administering our ADR program (which fee will be assessed against holders of ADRs as of the record date set by the depositary not more than once each calendar year and will be payable in the manner described in the next succeeding provision);

•	any other charge payable by the depositary, any of the depositary’s agents, including the custodian, or the agents of the depositary’s agents in connection with the servicing of our shares or other deposited securities (which charge will be assessed against registered holders of our ADRs as of the record date or dates set by the depositary and will be payable at the sole discretion of the depositary by billing such registered holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been

•	charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities;

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars; and

•	such fees and expenses as incurred by the depositary (including, without limitation, expenses incurred in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable laws, rules or regulations.

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

Pre-release of ADSs

The depositary may (i) issue ADSs prior to the deposit with the custodian of shares (or rights to receive shares) and (ii) deliver shares prior to its receipt of ADSs for withdrawal of deposited securities, each in compliance with the deposit agreement. Each is called a pre-release. A pre-release is closed out as soon as the underlying shares or ADSs (or rights to receive shares or ADSs from us or from any registrar, transfer agent or other entity recording share ownership or transactions) are delivered to the depositary. The depositary may engage in a pre-release only if:

•	the depositary has received collateral for the full market value of the pre-release; and

•	each recipient of pre-released shares or ADSs agrees in writing that he or she (i) owns the underlying shares or ADSs, (ii) holds such shares or ADSs in trust for the account of the depositary, (iii) unconditionally guarantees to deliver such shares or ADSs to the depositary or custodian, and (iv) agrees to any additional restrictions or requirements that the depositary deems appropriate.

In general, the number of pre-released shares and ADSs will not exceed 30% of all ADSs outstanding at any given time (excluding those evidenced by pre-released ADSs). However, the depositary may change or disregard such limit from time to time as it deems appropriate. The depositary may retain for its own account any earnings on collateral for such pre-releases and its charges for issuance thereof.

Appointment

In the deposit agreement, each holder and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

•	appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Fees and Charges Payable to Depositary

Category	Depositary Actions	Associated Fee
Depositing or substituting underlying shares	Each person to whom ADRs are issued against deposits of Shares, including deposits and issuances in respect of:	$5.00 for each 100 ADSs (or portion thereof) evidenced by the new ADRs delivered

• Share distributions, stock split, rights, merger
• Exchange of securities or any other transaction or event or other distribution affecting the ADSs or the Deposited Securities

Category	Depositary Actions	Associated Fee
Receiving or distributing dividends	Distribution of cash dividends	$0.02 or less per ADS (or portion thereof)

	Distribution of share dividends	$5.00 for each 100 ADSs (or portion thereof)

Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	$5.00 for each 100 ADSs (or portion thereof)

Withdrawing underlying security	Acceptance of ADRs surrendered for withdrawal of deposited securities	$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs surrendered

Transferring, splitting or grouping ADRs	Transfers, combining or grouping of ADRs	$1.50 per ADS

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

•    Cable, telex, facsimile transmission/delivery

•    Expenses of depositary in connection with conversion of foreign currency into U.S. dollars

•    Any other charge payable by depositary or its agents

Expenses payable at sole discretion of depositary by billing ADR holders or by deducting charges from cash dividends or other cash distributions

Fees and Charges Payable by Depositary

JPMorgan Chase Bank, N.A., the depositary, has agreed to reimburse us for expenses we incur in connection with the establishment and maintenance of our ADS program. The depositary has also agreed to pay the standard out-of-pocket maintenance costs for the ADSs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. It has also agreed to reimburse us annually for certain investor relationship programs or special investor relations promotional activities. In certain instances, the depositary has agreed to provide additional payments to us based on applicable performance indicators relating to the ADS facility. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors. In the year ended December 31, 2014, however, we did not receive from the depositary any reimbursement for the above-mentioned fees, costs and expenses.

In addition, as part of its services to us, the depositary has agreed to waive fees for the standard costs associated with the administration of our ADR program. In the year ended December 31, 2014, the depositary waived $290,000 for its ongoing maintenance services.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

On February 21, 2014, we filed a winding-up petition with the Cayman court on grounds of insolvency in anticipation of our inability to honor our payment obligations under our 2014 senior notes and our inability to honor the redemption rights of the holders of 240 million LDK Silicon preferred shares. The Cayman court appointed the JPLs on February 27, 2014 and placed us into provisional liquidation. In collaboration with the JPLs, we have prepared our schemes of arrangement, which were approved by our scheme creditors in October 2014 and sanctioned by the Cayman court and the Hong Kong court in November 2014. Our schemes of arrangement went effective on December 10, 2014. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Provisional Liquidation” in this annual report for additional information.

ITEM 14.	MATERIAL MODIFICATIONS TO RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

As contemplated under our schemes of arrangement, as sanctioned by the Cayman court and the Hong Kong court and recognized by the U.S. Bankruptcy Code for enforcement in the United States, we have entered into various restructuring transactions as described in “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Provisional Liquidation” in this annual report.

A.	MATERIAL MODIFICATION TO INSTRUMENTS DEFINING RIGHTS OF SECURITY HOLDERS

The restructuring transactions as contemplated under our schemes of arrangement, as sanctioned by the Cayman court and the Hong Kong court and recognized by the U.S. Bankruptcy Code for enforcement in the United States, include (i) an indenture dated as of December 10, 2014 relating to 5.535% Convertible Senior Notes due 2016 issued by LDK Solar in partial exchange for claims under our LDK Silicon preferred shares and (ii) an indenture dated as of December 10, 2014 relating to 5.535% Convertible Senior Notes due 2018 issued by LDK Solar in partial exchange for claims under our 2014 senior notes and certain other offshore creditor claims.

The indenture dated as of December 10, 2014 relating to 5.535% Convertible Senior Notes due 2016 has been filed with the SEC as Exhibit T3C1 to our application for qualification of indentures under the Trust Indenture Act of 1939 on Form T-3, as amended (File Number: 022-29005). The indenture dated as of December 10, 2014 relating to 5.535% Convertible Senior Notes due 2018 has been filed with the SEC as Exhibit T3C to our application for qualification of indentures under the Trust Indenture Act of 1939 on Form T-3, as amended (File Number:. 022-29004). We have also included a form of the registration rights agreement that we entered into as a part of the restructuring transactions under our schemes of arrangement as Exhibit 4.13 to our annual report on Form 20-F for the year ended December 31, 2013 (File Number: 001-33464).

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

Based upon that evaluation, our management has concluded that, as of December 31, 2014, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file and furnish under the Securities Exchange Act was recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. Notwithstanding the ineffectiveness of our disclosure controls and procedures, we believe that our consolidated financial statements contained in this annual report present fairly, in all material respects, our financial position, results of operations, and cash flows.

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

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, we used the criteria set forth in “Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our management identified the following control deficiencies that constitutes a material weakness in the assessment:

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

Based on our assessment, and because of the material weakness described above, our management (including our chief executive officer and chief financial officer) concluded that our internal control over financial reporting was not effective as of December 31, 2014.

Management’s Remediation Plan

We have undertaken or are in the process of undertaking measures to address the material weakness identified above, including the following.

•	We will continue to enhance our resources in the area of financial reporting to improve the effectiveness and timeliness of the close process. In particular, we will more actively recruit qualified individuals with experience in U.S. GAAP and SEC reporting. We will continue to regularly attend live training seminars hosted by accredited third parties to stay current with U.S. GAAP and SEC reporting requirements. Additionally, we will provide quarterly financial reporting training for all accounting and financial reporting personnel.

•	We have set up an independent corporate function to oversee the intercompany account reconciliation. We will enhance our controls over the matching of intercompany receipts with intercompany shipment/billing data.

KPMG, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2014, as stated in their report below.

Attestation Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

LDK Solar CO., Ltd.:

We have audited LDK Solar CO., Ltd’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). LDK Solar CO., Ltd’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. Material weaknesses related to insufficient accounting personnel with appropriate knowledge and experience in U.S. GAAP and reconciliation of intercompany transactions have been identified and included in management’s assessment. We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of LDK Solar CO., Ltd. and subsidiaries as of December 31, 2013 and 2014, and the related consolidated statements of operations, comprehensive income, changes in equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 2014. These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2014 consolidated financial statements, and this report does not affect our audit report dated May 11, 2015, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weaknesses on the achievement of the objectives of the control criteria, LDK Solar CO., Ltd has not maintained effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG

Hong Kong, China

May 11, 2015

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Maurice Ngai and Mr. Ceng Wang, each an independent director and member of our audit committee, are each an audit committee financial expert.

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

	2013	2014
	($)
Audit fees (1)	1,874,230	1,168,033
Audit-related fees (2)	1,149,812	—
Tax fees (3)	123,357	350,000

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent auditor for the annual audit of our consolidated financial statements.

(2)	“Audit-related fees” means the aggregate fees billed for assurance and related services by our independent auditor that are reasonably related to the performance of the audit or review of our consolidated financial statements and are not reported under “Audit fees.”

(3)	“Tax fees” include fees billed for tax compliance services.

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

During the year ended December 31, 2014, none of us or any of our “affiliated purchasers,” as defined in Rule 10b-18(a)(3) under the Securities Exchange Act, purchased any shares, ADSs or other units of any class of our equity securities that is registered by us pursuant to Section 12 of the Securities Exchange Act.

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

Our ADSs were formally delisted from the NYSE on September 22, 2014, and our ADSs have been quoted on the OTC Pink Limited Information initially under the symbol “LDKSY” since the suspension of trading of our ADSs on the NYSE on February 21, 2014 and under the symbol “LDKYQ” since October 30, 2014.

We set forth below a brief summary of such significant differences between our corporate governance practices and the corporate governance standards applicable to U.S. domestic issuers.

Board and Committee Independence

U.S. domestic issuers are often required to have a majority of independent directors in their board of directors composition. We are not subject to this requirement.

U.S. domestic issuers are often required to schedule an executive session at least once a year to be attended by only independent directors. We are not subject to such requirement and our directors may attend all of our board meetings.

U.S. domestic issuers are often required to disclose a method for interested parties to communicate directly with the presiding director or with non-management directors as a group. We are not subject to such requirement and we have not adopted any such method.

Audit Committee

If an audit committee member simultaneously serves on the audit committees of more than three public companies, and the listed company does not limit the number of audit committees on which its audit committee members serve to three or less, then in each case, the boards of directors of U.S. domestic issuers are often required to determine that such simultaneous service would not impair the ability of such member to effectively serve on its audit committee and disclose such determination in its annual proxy statement or annual report. We are not subject to such requirement and our board of directors have not made any such determination.

Audit committees of U.S. domestic issuers are often required to discuss guidelines and policies that govern the process by which risk assessment and risk management are handled and include such responsibilities in their audit committee charters. We are not subject to such requirement and our audit committee charter does not contain such provisions. Our audit committee charter provides that our audit committee will review our financial reporting processes and internal controls, based on consultation with our outside independent auditor and our internal accounting department.

Compensation Committee

U.S. domestic issuers are often required to have a compensation committee composed entirely of independent directors. We are not subject to such requirement.

Compensation committees of U.S. domestic issuers are often required to produce a compensation committee report annually and include such report in their annual proxy statements or annual reports on Form 10-K. We are not subject to such requirement and our compensation committee has not produced any such report.

Nomination Committee

U.S. domestic issuers are often required to have only independent directors on their nomination committees. We are not subject to such requirement and our corporate governance and nominating committee consists of two independent directors, one non-executive director and one executive director.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See pages beginning on page F-1 in this annual report.

ITEM 19.	EXHIBITS

The following documents are filed as part of this annual report:

Exhibit Number	Document
1.1	Memorandum and Articles of Association of the registrant, as amended and restated as of January 22, 2015.

2.1	Form of Deposit Agreement, incorporated by reference to Post Effective Amendment No. 1 to Registration Statement on Form F-6 filed with the SEC (Registration No. 333-171862) on December 16, 2014.

2.2	Indenture, dated April 15, 2008, between the registrant and The Bank of New York Mellon, as trustee and security agent, relating to 4.75% Convertible Senior Notes due 2013, incorporated by reference to Exhibit 4.5 to our Registration Statement on Form F-3 filed with the SEC (File Number: 333-152009).

2.3	Indenture, dated December 29, 2010, between the registrant and The Bank of New York Mellon, as trustee and security agent, relating to 4.75% Convertible Senior Notes due 2013, incorporated by reference to Exhibit (d)(3) to our Schedule TO filed by us with the SEC (File Number: 005-83756) on November 24, 2010.

2.4	Indenture, dated February 28, 2011, between the registrant and The Bank of New York Mellon, London Branch, as trustee and paying and transfer agent, among others, relating to US$-Settled 10% Senior Notes due 2014, incorporated by reference to Exhibit 2.5 to our annual report for the year ended December 31, 2010 on Form 20-F filed with the SEC (File Number: 001-33464) on May 2, 2011.

2.4.1	Second Supplemental Indenture, dated December 24, 2012, between the registrant and The Bank of New York Mellon, London Branch, as trustee and paying and transfer agent, among others, relating to US$-Settled 10% Senior Notes due 2014, incorporated by reference to Exhibit 2.5.1 to our annual report for the year ended December 31, 2012 on Form 20-F filed with the SEC (File Number: 001-33464) on May 13, 2013.

2.5	Share Purchase Agreement, dated as of October 19, 2012, between the registrant and Heng Rui Xin Energy Co., Ltd. relating to sale and purchase of 25,307,497 of ordinary shares, incorporated by reference to Exhibit 2.6 to our annual report for the year ended December 31, 2012 on Form 20-F filed with the SEC (File Number: 001-33464) on May 13, 2013.

2.6	Share Purchase Agreement, dated as of January 21, 2013, between the registrant and Fulai Investments Limited relating to sale and purchase of 17,000,000 of ordinary shares, as amended, incorporated by reference to Exhibit 2.7 to our annual report for the year ended December 31, 2012 on Form 20-F filed with the SEC (File Number: 001-33464) on May 13, 2013.

Exhibit Number	Document

2.7	Share Purchase Agreement, dated as of April 25, 2013, between the registrant and Fulai Investments Limited relating to sale and purchase of 25,000,000 ordinary shares, incorporated by reference to Exhibit 2.8 to our annual report for the year ended December 31, 2012 on Form 20-F filed with the SEC (File Number: 001-33464) on May 13, 2013.

2.8	Indenture, dated as of December 10, 2014, relating to 5.535% Convertible Senior Notes due 2016 issued by LDK Solar in provisional liquidation in partial exchange for claims under LDK Silicon preferred shares, incorporated by reference to Exhibit T3C1 to our application for qualification of indentures under the Trust Indenture Act of 1939 on Form T-3, as amended (File Number: 022-29005).

2.9	Indenture relating to 5.535% Convertible Senior Notes due 2018 issued by LDK Solar in provisional liquidation in partial exchange for claims under our 2014 senior notes and certain other offshore creditor claims, incorporated by reference to Exhibit T3C to our application for qualification of indentures under the Trust Indenture Act of 1939 on Form T-3, as amended (File Number:. 022-29004).

4.1	Form Employment Agreement between the registrant and each senior officer, incorporated by reference to Exhibit 10.2 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).

4.2	Form Service Agreement between the registrant and each executive director, incorporated by reference to Exhibit 10.3 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).

4.3	Form Service Agreement between the registrant and each independent director, incorporated by reference to Exhibit 10.4 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).

4.4	Form Confidentiality and Non-compete Agreement between the registrant and each senior officer, engineer and technician, incorporated by reference to Exhibit 10.5 to our Registration Statement on Form F-1 filed with the SEC (File Number: 333-142881).

4.5	Summary translation of Loan Guarantee Agreement, dated February 5, 2007, between Mr. Xiaofeng Peng and Bank of China Xinyu Branch, incorporated by reference to Exhibit 4.37 to our annual report for the year ended December 31, 2007 on Form 20-F filed with the SEC (File Number: 001-33464) on April 7, 2008.

4.6	Summary translation of Cooperation Agreement, dated January 23, 2007, between Jiangxi LDK Solar and Nanchang University, incorporated by reference to Exhibit 4.40 to our annual report for the year ended December 31, 2007 on Form 20-F filed with the SEC (File Number: 001-33464) on April 7, 2008.

4.7	Summary translation of Loan Guarantee Agreement, dated April 23, 2008, among Mr. Xiaofeng Peng, Ms. Shan Zhou and China Development Bank, incorporated by reference to Exhibit 4.8 to our annual report for the year ended December 31, 2008 on Form 20-F filed with the SEC (File Number: 001-33464) on May 22, 2009.

4.8	Summary translation of Loan Guarantee Agreement, dated February 23, 2009, between Mr. Xiaofeng Peng and Agricultural Bank of China Xinyu Branch, incorporated by reference to Exhibit 4.9 to our annual report for the year ended December 31, 2008 on Form 20-F filed with the SEC (File Number: 001-33464) on May 22, 2009.

4.9	Summary translation of Supply Agreement, dated July 22, 2008, between JYT Technology, as seller, and Jiangxi LDK Solar, as buyer, incorporated by reference to Exhibit 4.10 to our annual report for the year ended December 31, 2008 on Form 20-F filed with the SEC (File Number: 001-33464) on May 22, 2009.

Exhibit Number	Document
4.10	Series A Preferred Shares Subscription Agreement, dated as of December 30, 2010, by and among the registrant, LDK Silicon & Chemical Technology Co., Ltd. and China Development Bank Capital Corporation Ltd., other subscribers to LDK Silicon preferred shares, among others, relating to the sale and purchase of LDK Silicon preferred shares, incorporated by reference to Exhibit 4.14 to our annual report for the year ended December 31, 2010 on Form 20-F filed with the SEC (File Number: 001-33464) on May 2, 2011.

4.11	Shareholders Agreement, dated as of March 9, 2011, by and among the registrant, LDK Silicon & Chemical Technology Co., Ltd., China Development Bank Capital Corporation Ltd. and other holders of LDK Silicon preferred shares, among others, incorporated by reference to Exhibit 4.15 to our annual report for the year ended December 31, 2010 on Form 20-F filed with the SEC (File Number: 001-33464) on May 2, 2011.

4.12	Investment Agreement, dated as of December 31, 2011, by and among the registrant, LDK Solar Germany Holding GmbH and Sunways, among others, incorporated by reference to Exhibit 4.16 to our annual report for the year ended December 31, 2011 on Form 20-F filed with the SEC (File Number: 001-33464) on May 15, 2012.

4.13	Form Registration Rights Agreement relating to the restructuring transactions under the schemes of arrangement, incorporated by reference to Exhibit 4.13 to our annual report for the year ended December 31, 2013 on Form 20-F filed with the SEC (File Number: 001-33464) on November 15, 2014.

8	List of subsidiaries.

11	Code of Ethics of the registrant, incorporated by reference to Exhibit 99.1 to our Registration Statement on Form F-1 filed with the filed with the SEC (File Number: 333-142881).

12.1	Certification of the principal executive officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002.

12.2	Certification of the principal financial officer pursuant to Section 302 of Sarbanes-Oxley Act of 2002.

13.1	Certification of the principal executive officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

13.2	Certification of the principal financial officer pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

15.1	Consent of Independent Registered Public Accounting Firm.

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report of its behalf.

LDK Solar CO., Ltd.

By	/s/ Xingxue Tong
Name: Xingxue Tong
Title: President & Chief Executive Officer

/s/ Jack Lai
Name: Jack K.S. Lai
Title: Chief Financial Officer

Date: May 11, 2015

LDK SOLAR CO., LTD.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

LDK Solar CO., Ltd.:

We have audited the accompanying consolidated balance sheets of LDK Solar CO., Ltd. and subsidiaries (“the Company”) as of December 31, 2013 and 2014, and the related consolidated statements of operations, comprehensive income, changes in equity (deficit), and cash flows for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of LDK Solar CO., Ltd. and subsidiaries as of December 31, 2013 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, and has a working capital deficit and a net capital deficit, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), LDK Solar CO., Ltd.’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 11, 2015 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Hong Kong, China

May 11, 2015

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in US$ thousands, except share data)

	December 31, 2013	December 31, 2014
Assets
Current assets
Cash and cash equivalents	29,973	17,926
Pledged bank deposits	116,531	76,970
Trade accounts and bills receivable, net	75,297	86,852
Inventories	90,220	116,309
Prepayments to suppliers	30,696	6,155
Other current assets	67,693	82,291
Due from related parties	65,998	102,461
Deferred income tax assets, net	215	1,012

Total current assets	476,623	489,976
Property, plant and equipment, net	2,175,952	2,076,865
Deposits for purchases of property, plant and equipment and land use right	31,393	2,542
Land use rights	245,190	223,602
Pledged bank deposits – non-current	3,866	3,859
Investments in associates	7,578	116,705
Other non-current assets	102,438	39,020
Deferred income tax assets, net	4,059	2,394

Total assets	3,047,099	2,954,963

Liabilities
Current liabilities
Short-term borrowings and current portion of long-term borrowings	2,525,427	2,839,331
Bills payable	272,681	97,998
Trade accounts payable	273,712	248,967
Advance payments from customers, current portion	96,888	94,096
Accrued expenses and other payables	932,093	969,999
Due to related parties	57,882	68,927
Obligations under capital leases, current portion	34,055	62,771
PRC Notes	82,009	—
Convertible senior notes	1,616	1,616
RMB-denominated US$-settled senior notes	267,601	—
Redeemable preferred shares	387,816	—
Other financial liabilities	13,226	5,781
Deferred income tax liabilities – current portion	486	—

Total current liabilities	4,945,492	4,389,486

Convertible Senior Notes	—	703,371
Obligations under capital leases, excluding current portion	45,905	18,468
Advance payments from customers – non-current	18,384	6,462
Other liabilities	139,484	115,036
Deferred income tax liability	215	34,507

Total liabilities	5,149,480	5,267,330

Deficit
LDK Solar CO., Ltd. shareholders’ equity (deficit)
Ordinary shares (US$0.10 par value; 499,580,000 shares authorized; 201,480,540 and 242,210,384 shares issued; 201,138,895 and 241,868,739 shares outstanding as of December 31, 2013 and 2014, respectively)	20,114	24,187
Additional paid-in capital	833,464	853,908
Statutory reserve	75,780	75,780
Accumulated other comprehensive income	216,883	212,126
Accumulated deficit	(3,211,626)	(3,478,498)

Total LDK Solar CO., Ltd. shareholders’ deficit	(2,065,385)	(2,312,497)
Non-controlling interests	(36,996)	130

Total deficit	(2,102,381)	(2,312,367)

Commitments and contingencies
Total liabilities and deficit	3,047,099	2,954,963

See accompanying notes to consolidated financial statements

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in US$ thousands, except per share data)

	Year ended December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014
Net sales
Wafers (includes contract cancellation revenue of US$ 92,233, US$ 11,193 and US$ 58,713 during the years ended 2012, 2013 and 2014 respectively)	344,846	331,023	435,911
Processing of PV products on behalf of others	1,092	—	—
Modules	276,195	153,703	188,825
Silicon and other materials	93,197	35,995	17,738
Construction contracts	73,499	42,629	27,923
Others	74,053	34,896	9,858

Total net sales	862,882	598,246	680,255

Cost of goods sold
Wafers	(463,551)	(358,974)	(406,966)
Processing of PV products on behalf of others	(1,129)	—	—
Modules	(353,389)	(187,801)	(175,276)
Silicon and other materials	(251,042)	(187,693)	(102,006)
Construction contracts	(66,173)	(45,398)	(20,839)
Others	(80,190)	(44,730)	(9,858)

Total cost of goods sold, including inventory write-downs of US$ 180,900, US$ 70,707 and US$ 20,812 and (reversal of provisions) provisions for loss on firm purchase commitment of US$ 10,675, US$ (824) and US$ nil during the years ended December 31, 2012, 2013 and 2014 respectively	(1,215,474)	(824,596)	(714,945)

Gross loss	(352,592)	(226,350)	(34,690)
Selling expenses	(45,008)	(18,737)	(14,742)
General and administrative expenses, including provisions (reversal of provisions) for doubtful recoveries of receivable of US$ (9,645), US$46,281 and US$ (2,569) during the years ended 2012, 2013 and 2014 respectively	(183,908)	(317,541)	(92,972)
Research and development expenses	(17,781)	(17,467)	(16,769)
Loss on write-down of assets held for sale to fair value less cost to sell	(74,178)	—	—
Impairment loss on intangible assets	(25,255)	—	—
Impairment loss on property, plant and equipment	(109,027)	(756,239)	—

Loss from operations	(807,749)	(1,336,334)	(159,173)
Other income (expenses):
Interest income	12,153	5,295	3,781
Interest expense and amortization of debt issuance costs and debt discount/premium	(258,971)	(259,876)	(328,898)
Foreign currency exchange loss, net	(6,403)	(20,680)	(3,604)
Government subsidy	4,242	1,804	599
Gain on troubled debt restructuring	10,510	4,645	96,495
Equity in (loss)/gain of associates	(2,295)	(8,057)	226
(Loss)/gain on deconsolidation of former subsidiaries	—	(2,687)	118,315
Gain on changes in equity interests in an associate	—	—	19,873
Gain on sale of available-for-sale equity security	—	—	10,897
Others, net	5,298	7,748	2,178

Loss before income taxes	(1,043,215)	(1,608,142)	(239,311)
Income tax expense	(8,844)	(29,069)	(30,373)

Net loss	(1,052,059)	(1,637,211)	(269,684)
Loss attributable to non-controlling interests	39,125	20,225	2,812
Loss attributable to redeemable non-controlling interests	41,963	6,918	—

Net loss attributable to LDK Solar CO., Ltd. shareholders	(970,971)	(1,610,068)	(266,872)
Accretion to redemption value of redeemable non-controlling interests	(153,984)	(33,077)	—

Net loss available to LDK Solar CO., Ltd. shareholders	(1,124,955)	(1,643,145)	(266,872)

Basic loss per share	(8.62)	(9.18)	(1.36)

Diluted loss per share	(8.62)	(9.18)	(1.36)

See accompanying notes to consolidated financial statements

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in US$ thousands, except per share data)

	Year ended December 31,
	2012	2013	2014
Net loss	(1,052,059)	(1,637,211)	(269,684)
Other comprehensive income (loss), net of tax:
Foreign currency exchange translation adjustments	3,228	1,960	2,254
Fair value changes in available-for-sale equity security	(3,368)	3,753	2,338
Reclassification adjustment for sale of available-for-sale equity security	—	—	(9,376)

Comprehensive loss	(1,052,199)	(1,631,498)	(274,468)
Less: comprehensive loss attributable to non-controlling interests	(39,420)	(20,053)	(2,812)
Less: comprehensive loss attributable to redeemable non-controlling interests	(41,635)	(5,545)	—

Comprehensive loss attributable to LDK Solar CO., Ltd. shareholders	(971,144)	(1,605,900)	(271,656)

See accompanying notes to consolidated financial statements

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in US$ thousands, except share data)

	Ordinary shares		Additional Paid-in Capital	Statutory Reserve	Accumulated Other Comprehensive Income	Accumulated Deficit	Total LDK Solar CO., Ltd. Shareholders’ Equity	Non- controlling Interests	Total Equity (Deficit)

	Number	Amount
January 1, 2012	133,518,800	13,352	751,422	75,780	212,888	(443,526)	609,916	15,008	624,924

Net loss	0	0	0	0	0	(970,971)	(970,971)	(39,125)	(1,010,096)
Foreign currency translation adjustment, net of nil tax	0	0	0	0	3,195	0	3,195	(295)	2,900
Fair value changes in available-for-sale equity security, net of tax effect of US$1,122	0	0	0	0	(3,368)	0	(3,368)	0	(3,368)
Issuance of new shares, net of nil related expense	25,307,497	2,531	19,234	0	0	0	21,765	0	21,765
Acquisition of a subsidiary	0	0	0	0	0	0	0	7,153	7,153
Disposal of subsidiary	0	0	0	0	0	0	0	(879)	(879)
Share-based compensation (Note 26)	0	0	8,804	0	0	0	8,804	100	8,904
Recognition of non-controlling interests	0	0	0	0	0	0	0	127	127
Accretion to redemption value of redeemable non-controlling interests (Note 7)	0	0	0	0	0	(153,984)	(153,984)	0	(153,984)
Others	0	0	297	0	0	0	297	(507)	(210)
December 31, 2012	158,826,297	15,883	779,757	75,780	212,715	(1,568,481)	(484,346)	(18,418)	(502,764)

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT) – (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in US$ thousands, except share data)

	Ordinary shares		Additional Paid-in Capital	Statutory Reserve	Accumulated Other Comprehensive Income	Accumulated Deficit	Total LDK Solar CO., Ltd. Shareholders’ Equity	Non- controlling Interests	Total Deficit

	Number	Amount
January 1, 2013	158,826,297	15,883	779,757	75,780	212,715	(1,568,481)	(484,346)	(18,418)	(502,764)

Net loss	0	0	0	0	0	(1,610,068)	(1,610,068)	(20,225)	(1,630,293)
Foreign currency translation adjustment, net of nil tax	0	0	0	0	415	0	415	172	587
Fair value changes in available-for-sale equity security, net of tax effect of US$(155)	0	0	0	0	3,753	0	3,753	0	3,753
Issuance of new shares, net of nil related expense	42,312,598	4,231	46,401	0	0	0	50,632	0	50,632
Share-based compensation (Note 26)	0	0	7,306	0	0	0	7,306	164	7,470
Accretion to redemption value of redeemable non-controlling interests (Note 7)	0	0	0	0	0	(33,077)	(33,077)	0	(33,077)
Others	0	0	0	0	0	0	0	1,311	1,311
December 31, 2013	201,138,895	20,114	833,464	75,780	216,883	(3,211,626)	(2,065,385)	(36,996)	(2,102,381)

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT) – (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in US$ thousands, except share data)

	Ordinary shares		Additional Paid-in Capital	Statutory Reserve	Accumulated Other Comprehensive Income	Accumulated Deficit	Total LDK Solar CO., Ltd. Shareholders’ Equity	Non- controlling Interests	Total Deficit

	Number	Amount
January 1, 2014	201,138,895	20,114	833,464	75,780	216,883	(3,211,626)	(2,065,385)	(36,996)	(2,102,381)

Net loss	0	0	0	0	0	(266,872)	(266,872)	(2,812)	(269,684)
Foreign currency translation adjustment, net of nil tax	0	0	0	0	2,254	0	2,254	0	2,254
Fair value changes in available-for-sale equity security, net of tax effect of US$ (351)	0	0	0	0	2,338	0	2,338	0	2,338
Sale of available-for-sale equity security (Note 5(a))	0	0	0	0	(9,376)	0	(9,376)	0	(9,376)
Issuance of new shares, net of nil related expense	40,729,844	4,073	4,073	0	0	0	8,146	0	8,146
Deconsolidation of subsidiaries	0	0	0	0	0	0	0	30,737	30,737
Changes in ownership interest in a subsidiary without loss of control, net of tax effect of US$ (4,474) (Note 8)	0	0	7,362	0	27	0	7,389	9,201	16,590
Issuance of warrants (Note 15(iv))	0	0	387	0	0	0	387	0	387
Share-based compensation (Note 26)	0	0	8,622	0	0	0	8,622	0	8,622
December 31, 2014	241,868,739	24,187	853,908	75,780	212,126	(3,478,498)	(2,312,497)	130	(2,312,367)

See accompanying notes to consolidated financial statements

LDK SOLAR CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

(Amounts in US$ thousands)

	Year ended December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014
Cash flows from operating activities:
Net loss	(1,052,059)	(1,637,211)	(269,684)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	259,190	227,776	162,626
Provisions (reversal of provisions) for doubtful recoveries of prepayments to suppliers, receivable and other assets	(1,210)	188,264	(6,092)
Inventory write-down	180,900	70,707	20,812
Provision for (reversal of) loss on firm purchase commitments	10,675	(824)	0
Impairment loss on property, plant and equipment	109,027	756,239	0
Impairment loss on intangible assets	25,255	0	0
Loss on write-down of assets held for sale to fair value less cost to sell	74,178	0	0
Deferred income tax expense	6,878	23,317	27,047
Equity in loss /(gain) of associates and a jointly-controlled entity	2,295	8,057	(226)
Share-based compensation	8,904	7,470	8,622
Interest expenses on redeemable preferred shares	0	36,990	102,950
Amortization of debt issuance costs and debt discounts	3,180	2,750	(871)
(Gain) loss on disposal of subsidiaries and a jointly-controlled entity	(7,239)	3,566	0
Gain on deconsolidation of former subsidiaries	0	2,687	(118,315)
Gain on troubled debt restructuring net of legal fees and other direct costs	(10,510)	(4,645)	(96,495)
Legal fees and other direct costs related to the restructure of payables due to Senior Notes holders	0	0	9,922
Change of fair value of interest rate swap contracts	10,154	27	236
Gain on changes in equity interests in an associate	0	0	(19,873)
Gain on disposal of available-for-sale equity security	0	0	(10,897)
Loss on waived receivables due from a former subsidiary	0	0	18,364
Others	(234)	1,305	228
Changes in operating assets and liabilities, net of the effect of acquisition and disposal:
Pledged bank deposits related to purchase of inventory and other operating activities	250,800	73,201	101,618
Trade accounts receivable and bills receivable	145,339	(54)	(53,751)
Inventories	179,311	75,810	(35,594)
Prepayments to suppliers	4,808	(18,898)	25,432
Other assets	84,714	(10,856)	7,792
Trade accounts payable and bills payable	(322,806)	(150,932)	(105,819)
Advance payments from customers	(119,254)	(46,368)	(14,511)

	Year ended December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014
Income tax payable	5,229	3,682	(2,898)
Accrued expenses and other payables	152,092	212,686	146,782
Amount due from related parties	26,549	(9,797)	(30,685)
Amount due to related parties	13,750	11,000	8,134

Net cash provided by (used in) operating activities	39,916	(174,051)	(125,146)

Cash flows from investing activities:
Purchase of land use rights	(3,574)	0	0
Purchase of property, plant and equipment, including deposits and cash paid for interest capitalized	(106,742)	(5,485)	(82,273)
Pledged bank deposit related to purchase of property, plant and equipment	0	(2,896)	0
Release of pledged bank deposit related to purchase of property, plant and equipment	30,805	0	2,896
Cash of disposed subsidiaries	(665)	(2,736)	0
Cash paid for investment in an associate	(1,766)	0	0
Cash received for disposal of a jointly-controlled entity	3,706	492	0
Cash received for disposal of property, plant and equipment	35,197	9,741	187
Cash paid for acquisition of subsidiary, less cash acquired	(14,563)	0	0
Cash of deconsolidated subsidiaries	0	0	(7,558)

Net cash used in investing activities	(57,602)	(884)	(86,748)

Cash flows from financing activities:
Pledged bank deposits used for bank borrowings	(49)	0	(65,370)
Pledged bank deposits released upon repayment of borrowings	110,530	120	0
Proceeds from new loans and borrowings	4,245,857	5,267,243	578,323
Repayment of loans and borrowings	(4,410,715)	(5,202,528)	(238,385)
Repayment of PRC notes	(63,639)	0	(81,713)
Payment of legal fees and other direct costs related to the restructure of Senior Notes, Preferred Obligation and other offshore debt	0	0	(26,005)
Proceeds from issuance of Convertible Promissory Note	0	0	10,000
Proceeds from issuance of ordinary shares	21,765	0	0
Proceeds from private placements of ordinary shares	0	50,260	0
Payment for partial settlement of convertible senior notes	0	(11,185)	0
Proceeds from issuance of convertible bond by a former subsidiary	0	0	11,000
Proceeds from issuance of shares by a former subsidiary	0	0	10,069
Proceeds from sale-leaseback transaction	6,284	0	0
Receipt of deposit for capital leases	7,159	0	0
Repayment of capital lease obligations	(36,552)	(3,393)	(490)
Payment of dividend to redeemable non-controlling interests	(8,749)	0	0
Purchase of non-controlling interests	(477)	0	0

Net cash (used in) provided by financing activities	(128,586)	100,517	197,429

Effect of foreign currency exchange rate changes on cash and cash equivalents	483	6,108	2,418

Net decrease in cash and cash equivalents	(145,789)	(68,310)	(12,047)
Cash and cash equivalents at beginning of year	244,072	98,283	29,973

Cash and cash equivalents at end of year	98,283	29,973	17,926

	Year ended December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014
Supplemental disclosures of cash flow information:
Interest payments, net of amount capitalized	236,929	146,080	54,815

Income tax paid (refund)	(4,018)	516	0

Supplemental disclosures of non-cash investing and financing transaction:
Settlement of payable due to litigation and claims	0	0	12,465

Payable for capital lease	6,284	0	0

Payable for purchase of non-controlling interests	477	0	0

Settlement of consideration for disposal of a jointly-controlled entity against prepayments received	39,453	0	0

See accompanying notes to consolidated financial statements

LDK SOLAR CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2013 AND 2014

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

On February 27, 2014, the Grand Court of the Cayman Islands (the “Cayman court”), appointed joint provisional liquidators (the “JPLs”) to place the Company into provisional liquidation, pursuant to a winding-up petition the Company filed with the Cayman Court on February 21, 2014 on grounds of insolvency in anticipation of its inability to honor its payment obligations under the Rmb-denominated US$-settled 10% senior notes due 2014 (the “Senior Notes”), and the series A mandatorily redeemable convertible preferred shares of LDK Silicon & Chemical Technology Co., Ltd. (“LDK SCT”) (the “Preferred Shares” or “Preferred Obligation”). Provisional liquidation is a procedure under the Cayman Islands law to preserve and protect the assets of a Cayman Islands company until the hearing of a winding-up petition and the appointment of official liquidators. It is also used, as in the Company’s case, as a method of protecting a Cayman Islands company from its creditors in order to allow it an opportunity to attempt to reach a compromise or arrangement with its creditors on terms likely to be more advantageous to creditors than realizing and distributing its assets in an official liquidation under the Cayman Islands law.

In collaboration with the JPLs and negotiation with the Company’s creditors, the Company has prepared the schemes of arrangement (“the Schemes”), which were approved by the Company’s scheme creditors and became effective on December 10, 2014. Pursuant to the terms of the Schemes, the closing date for the restructuring of the Senior Notes and Preferred Obligation, as contemplated in the Schemes (“Debt Restructuring”), occurred on December 17, 2014. Please refer to Note 19.

On April 4, 2015, the Grand Court of the Cayman Islands ordered that, effective on April 21, 2015, the Company’s winding-up petition of February 21, 2014 will be dismissed. By this court order, LDK’s provisional liquidation has been brought to a conclusion on April 21, 2015.

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

The Group has suffered recurring losses from operations and has incurred a net loss of US$269,684 for the year ended December 31, 2014. In addition, the Group had a working capital deficit (total consolidated current liabilities exceeding total consolidated current assets) of US$3,899,510 and a total capital deficit of US$2,312,367 as of December 31, 2014. As of December 31, 2014, the Group had cash and cash equivalents of US$17,926, and total short-term borrowings and current portion of long-term borrowings of US$2,839,331. As of December 31, 2014, outstanding short-term borrowings of US$539,556 were overdue and were subject to standstill and forbearance arrangement as verbally agreed with the banks. The Group has not yet renewed such loans as of May 11, 2015.

Further, the significant financial difficulties the Group is currently experiencing and the deterioration of the Group’s financial condition may result in the exercise of subjective acceleration provisions in some of the Group’s loan agreements that give the lenders the right to accelerate the repayment of the loans.

These and other factors disclosed in this annual report raise substantial doubt as to the Company’s ability to continue as a going concern. Management believes that it has developed a liquidity plan, as summarized below, that, if executed successfully, will provide sufficient liquidity to meet the Company obligations for a reasonable period of time.

•	Bank Financing and Other Financial Support

On November 11, 2013, the Group signed a framework agreement with a syndicate of 11 commercial banks in China for a working capital facility in the aggregate principal amount of Rmb 1,560,000 (or approximately US$255,900) (the “Working Capital Facility Agreement”). As of March 31, 2015, the Group had withdrawn Rmb 400,000 (or approximately US$65,370) from the credit facility and may further draw down when necessary. The proceeds drawn down under the Working Capital Facility Agreement are strictly limited to financing the Group’s onshore PRC operations within Jiangxi Province, and the Group may not use any of the proceeds to service the Group’s existing indebtedness, whether onshore or offshore. The facility will terminate on November 10, 2016 and each draw-down under the facility may be made subject to the absolute discretion and additional conditions imposed by the syndicate on a draw-specific basis.

As of December 31, 2014, outstanding short-term borrowings of US$539,556 were overdue and were subject to standstill and forbearance arrangement. The Group has not yet renewed such loans as of May 11, 2015. Although the Group has not settled these overdue borrowings, management believes that the Group will continue to be able to keep such standstill and forbearance status. In addition, management is evaluating the possibility of engaging the banks with a view to restructuring the Group’s overall indebtedness in China, together with the introduction of strategic and financial investors to improve the Group’s liquidity.

•	Disposal of Properties and Sales of Solar Farm Projects and Other Assets

The Group will continue to sell its solar farm projects in the ordinary course of its solar farm project development business. Some of the projects have become, or will soon become, salable in Europe, the United States and China. On March 30, 2015, the Group entered into a sales agreement with subsidiaries of Solar Power Inc. (“SPI”) to sell the Group solar farm projects in Europe and the United States. In addition, the Group is also evaluating the possibility to pledge or sell the shares in SPI it owns for new financing to support the working capital needs of the Group.

•	Delay in Capital Expenditure and Improvement in Working Capital Management

The Group has been negotiating with a number of its vendors, including suppliers of equipment and construction materials to obtain preferential pricing terms and more favorable payment terms. The Group has also decided to postpone a substantial portion of its planned capital expenditures for the next 12 months until market conditions improve for management to be comfortable in incurring such or a portion of such expenditures. To actively manage the Group’s cash flow and working capital requirements, management has implemented measures to closely monitor the Group’s inventory levels and manage the collection of the Group’s receivable balances.

While management believes that the measures in the liquidity plan will be adequate to satisfy its liquidity and cash flow requirements for the twelve months ending December 31, 2015, there is no assurance that the liquidity plan will be successfully implemented. Failure to successfully implement the liquidity plan will have a material adverse effect on the Group’s business, results of operations and financial position, and may materially adversely affect its ability to continue as a going concern. The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded assets or the amounts and classification of liabilities or any other adjustments that might be necessary should the Group be unable to continue as a going concern.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation. For consolidated subsidiaries where the Group’s ownership in the subsidiary is less than 100%, the equity interest not held by the Group is shown as non-controlling interests. The Company has no involvement with variable interest entities. The Company accounts for investments over which it has significant influence but not a controlling financial interest using the equity method of accounting. The Company deconsolidates a subsidiary when the Company ceases to have a controlling financial interest in the subsidiary. When control is lost, the parent-subsidiary relationship no longer exists and the parent derecognizes the assets and liabilities of the subsidiary.

(b)	Use of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management of the Group to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates, including those related to the realization of inventories, trade accounts receivable, prepayments to suppliers and deferred tax assets, estimated useful lives and residual values of long-lived assets, the recoverability of the carrying values of long-lived assets, the determination of fair values of financial instruments and share-based instruments, the accrual of warranty expenses, provision for loss on firm purchase commitment and assessments about potential tax uncertainties, contingent liabilities and the Company’s ability to continue as a going concern. Changes in facts and circumstances may result in revised estimates. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

(c)	Foreign currency transactions and translations

The functional currency of the Company, LDK Solar USA Inc. (“LDK USA”), LDK Silicon & Chemical Technology Co., Ltd. (“LDK SCT”), LDK Silicon Holding Co., Limited (“LDKSH”), LDK Solar International Company Limited (“LDK International”), LDK Solar Hi-tech (Hong Kong) Co., Ltd. (“LDK HKT”), LDK PV Tech (Hong Kong) Co., Ltd. (“LDK HKPVT”) and LDK Solar Canada Inc. (“LDK Canada”) is the United States dollar (“US$”). The functional currency of the Company’s subsidiaries located in the PRC and Europe are Renminbi (“RMB”) and EURO (“EUR€”) respectively. Transactions denominated in foreign currencies are re-measured into the functional currency at the rates of exchange prevailing when the transactions occur. Monetary assets and liabilities denominated in foreign currencies are re-measured into the functional currency at rates of exchange in effect at the balance sheet dates. Exchange gains and losses are included in the consolidated statements of operations.

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

Pledged bank deposits represent amounts held by banks, which are not available for the Group’s use, as security for issuance of letters of credit relating to purchase of raw materials and production equipment, letters of guarantee or bank borrowings. Upon maturity of the letters of credit, letters of guarantee and repayment of bank borrowings, the deposits are released by the bank and become available for general use by the Group. Pledged bank deposits are reported within cash flows from operating, investing or financing activities in the consolidated statements of cash flows with reference to the purpose of making the pledge. Pledged bank deposits that mature twelve months after the balance sheet date are classified as non-current assets in the consolidated balance sheets.

(g)	Trade accounts receivable

Trade accounts receivable are recorded at the amount due from customers for the sales of products sold and services rendered. Amounts collected on trade accounts receivable are included in operating activities in the consolidated statements of cash flows. An allowance for doubtful accounts is provided based on the management’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. Management assesses the recoverability of accounts receivable by analyzing specific customer accounts that have known or potential doubt as to collectability. The Group does not have any off-balance-sheet credit exposure related to its customers.

The following table presents the movement of the allowance for doubtful accounts:

	December 31, 2012	December 31, 2013	December 31, 2014
Beginning Balance	117,288	92,072	139,516
Additions	52,349	50,234	1,860
Reversal of allowance for doubtful accounts	(61,994)	(3,953)	(4,429)
Amount written-off against allowance	(1,113)	0	(2,586)
Transfer to assets classified as held for sale	(14,655)	0	0
Effect of deconsolidation of former subsidiaries	0	0	(12,825)
Foreign currency exchange rate effect	197	1,163	(2,635)

Ending balance	92,072	139,516	118,901

(h)	Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the weighted average method.

The Group regularly reviews the cost of inventory and records a lower of cost or market write-down when the utility of the inventory is no longer as great as the cost of the inventory. In addition, the Group regularly evaluates the quantity and value of its inventory in light of current market conditions and record write-down for any obsolescence or slow moving inventory. The review and evaluation take into consideration a number of factors including historical and forecasted consumption of raw materials, actual sales of finished goods subsequent to period-end, sales contracts for finished goods on hand, marketability of inventories, anticipated change in market average selling price, risk of obsolescence of inventories due to change in technology or change in physical condition over time and other factors.

On occasion, the Group enters into firm purchase commitments to acquire materials from its suppliers. A firm purchase commitment represents an agreement that specifies all significant terms, including the price and timing of the transactions, and includes a disincentive for nonperformance that is sufficiently large to make performance probable. This disincentive is generally in the form of a “take or pay” provision which requires the Group to pay for committed volumes regardless of whether the Group actually acquires the materials. The Group evaluates these agreements and records a loss, if any, on firm purchase commitments using the same lower of cost or market approach as that used to value inventory. The Group recognized a provision (reversal of provision) for loss on firm purchase commitment of US$ 10,675, US$ (824) and US$ nil during the years ended December 31, 2012, 2013 and 2014, respectively, which is included in cost of goods sold in the Group’s consolidated statements of operations.

(i)	Project assets

The Company constructs solar energy project systems (“project assets”) that are (i) developed for sale (“build-to-sell project assets”) or (ii) developed for the Group’s own use (“build-to-own project assets”). Project assets are classified as either build-to-sell project assets or as build-to-own project assets once the project assets have been constructed and ready for use. The Group determines the intended use of the project assets at the time construction commences. Classification of the project assets affects the accounting and presentation in the consolidated financial statements, including the consolidated statement of operations and consolidated statement of cash flows. Transactions related to the construction and sale of build-to-sell project assets are presented as operating activities in the consolidated statements of cash flows and reported as sales and costs of sales in the consolidated statement of operations when the project assets are sold. Build-to-own project assets relate to solar energy project systems that the Group uses in its operations to generate income or a return from the use of the assets. The costs to construct build-to-own project assets are presented as investing activities in the consolidated statement of cash flows. The proceeds received for the sale of build-to-own project assets are presented as cash flows from investing activities within the consolidated statement of cash flows.

Project assets costs consist primarily of capitalizable costs for items such as permits and licenses, land costs or land use rights, and work-in-process. Work-in-process includes materials and modules, construction, installation and labor and other capitalizable costs incurred to construct the solar energy project systems.

Upon completion of the construction of build-to-sell project assets, the Group initiates a plan to actively market the asset for immediate sale in its present condition to potential buyers at a price that is reasonable in relation to its current fair value and it is probable that project asset will be sold within year. No depreciation expense is recognized while the project assets are under construction or classified as held for sale. Build-to-sell project assets are measured at the lower of its carrying amount or fair value less costs to sell.

Build-to-sell project assets, which are included in inventories in the Group’s consolidated balance sheets, consisted of the following at December 31, 2013 and 2014:

	December 31, 2013	December 31, 2014
Project assets - current (Note 3)	0	40,094
Project assets - noncurrent (i)(Note 10)	34,664	0

Total build-to-sell assets	34,664	40,094

(i)	Project assets which are not expected to be constructed and sold within the next 12 months are reported as noncurrent assets.

For build-to-sell project assets, the Group considers a project commercially viable if it is anticipated to be sold for a profit once it is either fully developed or fully constructed. The Group also considers a partially developed or partially constructed project commercially viable if the anticipated selling price is higher than the carrying value of the related project assets plus the estimated cost to completion. The Group considers a number of factors, including changes in environmental, ecological, permitting, market pricing or regulatory conditions that affect the project. Such changes may cause the cost of the project to increase or the selling price of the project to decrease. The Group records an impairment loss of the project asset to the extent the carrying value exceed its estimated recoverable amount. The recoverable amount is estimated based on the anticipated sales proceeds reduced by estimated cost to complete such sales. For the years ended December 31, 2012, 2013 and 2014, the Group provided write-downs of US$ nil, US$ 10,333 and US$ nil for certain build-to-sell project assets.

The Group did not have any build-to-own project assets as of December 31, 2013 and 2014.

As of December 31, 2013 and 2014, the Group has pledged build-to-sell project assets with a total carrying amount of $8,654 and US$8,654, respectively, to secure bank borrowings (see note 11).

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

Land use rights represent fees paid to obtain the right to occupy, use, develop, lease, or transfer a piece of land in the PRC, and are charged to expense on a straight-line basis over the respective periods of the rights granted ranging from 49.5 to 50 years in the PRC. Amortization of land use rights is recognized in general and administrative expenses, and amounted to US$6,281, US$5,332 and US$5,404 for the years ended December 31, 2012, 2013 and 2014, respectively.

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

Investments are evaluated for impairment when facts or circumstances indicate that the fair value of the investment is less than its carrying value. An impairment is recognized when a decline in fair value is determined to be other-than-temporary. The Company reviews several factors to determine whether a loss is other-than-temporary. These factors include, but are not limited to, the: (i) nature of the investment; (ii) cause and duration of the impairment; (iii) extent to which fair value is less than cost; (iv) financial conditions and near term prospects of the affiliates; and (v) ability to hold the security for a period of time sufficient to allow for any anticipated recovery in fair value. During the years ended December 31, 2012, 2013 and 2014, the Company recorded impairment charges on its investments in associates of US$ nil, US$6,630 and US$ nil, respectively, which are included in the “Equity in loss of associates” in the consolidated statement of operations.

The Group accounts for a share issuance by an equity method investee as if the Group had sold a proportionate share of its investment. Any gain or loss to the Group resulting from an investee’s share issuance is recognized in the consolidated statements of operations.

(n)	Available-for-sale investment securities

Investment securities designated as available-for-sale are reported at fair value, with unrealized gains and losses, net of tax, recorded in accumulated other comprehensive income. Purchases and sales of available-for-sale investment securities are included in investing activities in the consolidated statements of cash flows. At each period end date, available-for-sale investment securities are evaluated for impairment to determine whether the impairment is considered temporary or other-than-temporary. Unrealized losses are recorded in other income and expense when a decline in fair value is determined to be other-than-temporary. Realized gains and losses are accounted for on the specific identification method. The Group reviews its ability and intent to liquidate its investment securities within the next 12 months operating cycle to determine the appropriate short-term or long-term classification.

The unrealized gain or loss accumulated in other comprehensive income is reversed into earnings at the date of sale of the available-for-sale investment securities.

(o)	Impairment of long-lived assets

Property, plant and equipment and purchased intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. These events include but are not limited to significant current period operating or cash flow losses associated with the use of a long-lived asset or group of assets combined with a history of such losses, significant changes in the manner of use of assets and significant negative industry or economic trends. If circumstances require a long-lived asset or asset group be tested for impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the asset or asset group exceeds its estimated future undiscounted cash flows, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary. The Group recorded an impairment loss of US$109,027, US$756,239 and US$ nil on property, plant and equipment during the years ended December 31, 2012, 2013 and 2014, respectively, which are recorded in impairment loss on property, plant and equipment in the Group’s consolidated statements of operations.

Prepayments made by the Group to certain equipment suppliers and government authorities to purchase these assets are recorded as “Deposits for purchases of property, plant and equipment and land use right” in the Group’s consolidated balance sheets. During the years presented, due to the decrease in estimated future selling price of the Group’s products, the Group’s current financial condition, lack of sufficient funding and over-capacity of its existing production lines, management believes that the Group is not expected to purchase certain of these assets and therefore the related deposits will be forfeited. The Group recorded a provision for deposits for purchases of property, plant and equipment and land use right of US$ nil, US$111,727 and US$ nil during the years ended December 31, 2012, 2013 and 2014, respectively, which are included in general and administrative expenses in the Group’s consolidated statements of operations.

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

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety. See note 31 to the consolidated financial statements.

(q)	Derivative financial instruments

The Group enters into derivative financial instruments such as foreign exchange forward contracts and interest rate swap contracts.

The Group recognizes all derivative instruments as either assets or liabilities in the balance sheet at their respective fair values. Changes in the fair value are recognized in earnings.

(r)	Troubled debt restructuring

A restructuring of a debt constitutes a troubled debt restructuring if the creditor for economic or legal reasons related to the debtor’s financial difficulties grants a concession to the debtor that it would not otherwise consider. The restructuring of the Senior Notes, Preferred Obligation and payables due to one offshore creditor in December 2014 (See note 19) was accounted for as a troubled debt restructuring.

If a troubled debt restructuring involves a partial settlement by transferring assets or granting an equity interest, the carrying amount of the payable shall be first reduced by the total fair value of those assets transferred or equity interest granted.

No gain on restructuring of payables is recognized unless the remaining carrying amount of the payables exceeds the total future cash payments specified by the terms of the debt remaining unsettled after the restructuring.

If the total future cash payments specified by the new terms of a payable, including both payments designated as interest and those designated as face amount, are less than the carrying amount of the payable, the Group reduces the carrying amount to an amount equal to the total future cash payments specified by the new terms and recognizes a gain on restructuring of payables equal to the amount of the reduction. Legal fees and other direct costs that the Group incurs in granting an equity interest to a creditor in a troubled debt restructuring shall reduce the amount otherwise recorded for that equity interest. All other direct costs that the Group incurs to effect a troubled debt restructuring is deducted in measuring the gain on restructuring of payables or is included in expense for the period if no gain on restructuring is recognized. Legal fees and other direct costs related to the troubled debt restructuring are reported within cash flows from financing activities in the consolidated statements of cash flows.

(s)	Revenue recognition

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

(t)	Buy/sell arrangements

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

(u)	Warranty cost

The Group provides warranties up to 25 years for modules. Due to limited warranty claim history, the Group estimates warranty costs based on an assessment of its competitors’ history while incorporating estimates of failure rates through its quality review. Consequently, the Group accrues the equivalent of 1% of gross revenues as a warranty liability to accrue the estimated cost of its warranty obligations. Actual warranty costs incurred for warranty claims by customers are recorded and charged against the accrued warranty liability. To the extent that actual warranty costs differ from the estimates, the Group will prospectively revise its accrual rate. The Group commenced module sales in year 2009 and recognized warranty expenses of US$7,888, US$814 and US$ 1,836 in cost of goods sold for the years ended December 31, 2012, 2013 and 2014 respectively. As of December 31, 2013 and 2014, the Group’s accrued warranty costs were US$29,219 and US$18,785, respectively. The warranty costs were classified as current and non-current liabilities under accrued expenses and other payables and other liabilities respectively, to reflect the Group’s estimate of the timing of when the warranty expenditures will likely be made.

(v)	Shipping and handling

Costs to ship products to customers are included in selling expenses in the consolidated statements of operations. Amounts billed to customers, if any, to cover shipping and handling are included in net sales. Cost to ship products to customers were US$9,567, US$7,676 and US$6,818 for the years ended December 31, 2012, 2013 and 2014, respectively.

(w)	Research and development costs

Research and development costs are expensed as incurred.

(x)	Advertising expenses

Advertising expenses are charged to the consolidated statements of operations in the period incurred and are included in selling expenses. The Group incurred advertising expenses of US$1,017, US$464 and US$598 for the years ended December 31, 2012, 2013 and 2014, respectively.

(y)	Government subsidy

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

The Group received government subsidies of US$49,685 and US$17,895, US$19,997 for the years ended December 31, 2012, 2013 and 2014, respectively, and recognized the subsidies as follows:

	Year ended	Year ended	Year ended
	December 31, 2012	December 31, 2013	December 31, 2014
Reduction to cost of goods sold	18,842	0	4,796
Reduction to selling and G&A expenses	72	0	6,676
Other income	4,242	1,804	599
Reduction to acquisition cost of the equipment and power plant project	15,237	0	7,926
Deferred revenue	11,292	16,091	0

Total	49,685	17,895	19,997

During the years ended December 31, 2012, 2013 and 2014, amortization of deferred revenue that was recognized as a reduction of the amortization charges of the related land use rights amounted to US$1,718, US$1,755 and US$1,779, respectively.

As of December 31, 2013 and 2014, unamortized subsidies amounted to US$114,616 and US$99,419, for which the current portion was recorded in “Other financial liabilities” and the non-current portion was recorded in “Other liabilities”.

(z)	Income taxes

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

(aa)	Share-based compensation

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

(ab)	Employee benefit plans

As stipulated by the regulations of the PRC, the Group’s PRC subsidiaries participate in various defined contribution plans organized by municipal and provincial governments for its employees. These companies are required to make contributions to these plans at a rate of 29% on a standard salary base as determined by the local Social Security Bureau, to a defined contribution retirement scheme organized by the local Social Security Bureau in respect of the retirement benefits for the Group’s employees. Under these plans, certain pension, medical and other welfare benefits are provided to the employees. The Group has no other obligations for the payment of employee benefits associated with these plans beyond the annual contributions described above. Employee benefits associated with these plans are expensed when incurred. The total amounts for such employee benefits were US$10,766, US$6,636 and US$2,089 for the years ended December 31, 2012, 2013 and 2014 respectively.

(ac)	Loss per share

Basic loss per ordinary share is computed by dividing net loss available to LDK Solar CO., Ltd. shareholders by the weighted average number of ordinary shares outstanding during the year.

Diluted loss per share is calculated by dividing loss available to LDK Solar CO., Ltd. shareholders as adjusted to exclude any income or expenses related to dilutive ordinary equivalent shares by the weighted average number of ordinary shares and dilutive ordinary share equivalents outstanding during the year. Dilutive ordinary share equivalents consist of the ordinary shares issuable upon the conversion of the convertible senior notes (using the if-converted method), ordinary shares issuable upon the exercise of outstanding share options (using the treasury stock method) and ordinary shares issuable upon the exercise of outstanding warrants (using the treasury stock method). Potential dilutive securities are not included in the calculation of dilutive loss per share if the effect is anti-dilutive.

(ad)	Segment reporting

The chief operating decision maker reviews the operating results of the polysilicon business as well as the photovoltaic (“PV”) product business on a regular basis for purpose of resource allocation and assessment of performance. Please refer to Note 28 for the details of segment reporting.

(ae)	Start-up costs

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

(af)	Recently issued accounting pronouncements

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

In January 2015, the FASB issued ASU No. 2015-01, Income Statement —Extraordinary and Unusual Items (Subtopic 225-20), which eliminates the concept of reporting for extraordinary items. ASU 2015-01 is effective for the Company for fiscal year ending December 31, 2016 and for interim periods thereafter.

On February 18, 2015, the FASB issued ASU No. 2015-02, Consolidation, which reduces the number of consolidation models and simplifies the current standard. Entities may no longer need to consolidate a legal entity in certain circumstances based solely on its fee arrangements when certain criteria are met. ASU 2015-02 reduces the frequency of the application of related-party guidance when determining a controlling financial interest in a variable interest entity. ASU 2015-02 is effective for the Company’s fiscal year ending December 31, 2015. The Company believes that adoption of this ASU is not expected to have a material impact to the consolidated financial statements.

(3)	INVENTORIES

	December 31, 2013	December 31, 2014
Inventories consist of the following:
Raw materials	4,019	3,347
Work in progress	26,085	31,477
Supplies	31,155	16,355
Finished goods	25,563	20,266
Project assets	34,664	40,094
Costs in excess of billings on uncompleted contracts	3,398	4,770

	124,884	116,309

Inventories:
– Current	90,220	116,309
– Non-current (Note 10)	34,664	0

Raw materials, work in progress and supplies consigned to third parties	4,642	769

Raw materials consist of a variety of polysilicon materials, including solar-grade virgin polysilicon, recyclable polysilicon materials, silicon powder and trichlorosilane.

Write-downs of raw materials, work in progress, supplies, finished goods and project assets were US$180,900, US$70,707 and US$20,812 during the years ended December 31, 2012, 2013 and 2014, respectively, and are included in cost of goods sold.

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

The Group recognized provisions / (reversal of provision) for doubtful recoveries of prepayments to suppliers, net of reversal, of US$8,435, US$3,185 and US$(274) during the years ended December 31, 2012, 2013 and 2014, respectively, which are included in general and administrative expenses in the Group’s consolidated statements of operations.

(5)	OTHER CURRENT ASSETS

	December 31, 2013	December 31, 2014
VAT recoverable	17,180	34,315
Available-for-sale equity security (a)	9,684	0
Receivable from the Group’s executives and employees (b)	4,522	4,506
Debt issuance cost (see note 17)	0	14,032
Others	36,307	29,438

	67,693	82,291

(a)	Available-for-sale equity security

As of December 31, 2013, available-for-sale equity security represented 8 million equity shares of Beijing Jingyuntong Technology Co., Ltd. (“JYT”) held by the Company’s subsidiary in the PRC, JXLDK. The equity shares in JYT accounted for approximately 1% of JYT’s total equity interests and are restricted for sale for a 36-month period after the completion of JYT’s initial public offering in the PRC in September 2011. The original cost of the security was US$1,568. The Group measured the security at its fair value as at each year end based on the quoted price of shares of JYT and reduced by a discount adjustment to reflect the sale restriction.

The unrealized (loss) gain of approximately US$(3,368), US$3,753 and US$2,338, net of tax benefit/ (expense) of US$1,122, US$(155) and US$(351) was recognized as other comprehensive income for the years ended December 31, 2012 and 2013 and for the period from January 1, 2014 to September 12, 2014 (date of sale), respectively.

On September 12, 2014, the Group sold its available-for-sale equity security for a consideration of US$12,465 to repay a portion of the penalty payable due to JYT. See Note 13(b).

As a result of the sale, the Group recorded a realized gain of US$10,897, which was recorded in “Gain on sale of available-for-sale equity security” in the Group’s consolidated statement of operations.

(b)	Receivable from the Group’s executives and employees

Pursuant to the PRC tax regulations, the income derived from the exercise of the share options is subject to individual income tax, of which a certain amount should be withheld by the Group from these existing or former executives and employees for payment to the PRC tax authorities. As of December 31, 2013 and 2014, the Group had an outstanding receivable, net of provision, from an existing executive of US$4,522 and US$4,506, respectively, in relation to the individual income tax liabilities arising from his exercise of share options, which are included in other current assets.

The Group recognized a provision for doubtful recoveries of such receivable from former executives and employees of US$ nil, US$ 9,793 and US$ nil during the years ended December 31, 2012, 2013 and 2014, respectively, which are included in general and administrative expenses in the Group’s consolidated statements of operations.

As of December 31, 2013 and 2014, the Group had a withholding obligation of US$15,801 and US$15,744, which is recorded in accrued expenses and other payables.

(6)	PROPERTY, PLANT AND EQUIPMENT, NET

	December 31, 2013	December 31, 2014
Buildings	664,687	656,076
Plant and machinery	1,894,498	1,945,228
Furniture, fixtures and office equipment	33,124	30,938
Motor vehicles	7,330	7,218

	2,599,639	2,639,460
Less: accumulated depreciation	(984,827)	(1,135,156)
Construction in progress	561,140	572,561

	2,175,952	2,076,865

Depreciation expense was US$254,627, US$224,199 and US$159,001, for the years ended December 31, 2012, 2013 and 2014, respectively, of which 96.09%, 95.33% and 97.98% of the total depreciation expense was recorded in cost of goods sold for the years ended December 31, 2012, 2013 and 2014. Depreciation expense for certain temporarily idle property, plant and equipment was US$139,050, US$150,588 and US$110,336 for the years ended December 31, 2012, 2013 and 2014, respectively, which was recorded in cost of goods sold.

In early 2011, in order to make the polysilicon production more efficient and to lower the production cost, the Group began to implement debottlenecking improvements by installing hydrochlorination facilities at Mahong polysilicon plant, which would streamline the production and further increase the aggregate annualized installed production capacity at the polysilicon plant. Due to the decrease in estimated future market price for solar-grade polysilicon, the Group suspended the hydrochlorination installation since the first quarter of 2012. The operation of the Mahong polysilicon plant was also suspended since the third quarter of 2012.

In early 2014, the Group restarted its installation of the hydrochlorination facilities at the Mahong polysilicon plant after obtaining a specific loan for the installation work. Prior to the completion of the installation of the hydrochlorination facilities, the Group’s production at Mahong polysilicon plant was under the “STC thermal converter” technique. After the completion of the installation of the hydrochlorination facilities, management reassessed the useful life of the polysilicon plant by considering the technical upgrade, the current condition of the polysilicon plant and external and internal expert opinions. As a result, the Group revised the original useful life of the polysilicon plant from 10 years to 15 years.

As a result of the change in the service life of the polysilicon plant, the loss from operations, net loss, basic and diluted loss per share was reduced by US$9,104, US$9,104 and US$0.05 respectively for the year ended December 31, 2014.

(7)	REDEEMABLE NON-CONTROLLING INTERESTS / REDEEMABLE PREFERRED SHARES

On December 30, 2010, LDK SCT, a wholly owned subsidiary of the Company, entered into a subscription investment agreement with China Development Bank Capital Corporation Ltd., two investment funds affiliated with China Construction Bank Corporation Ltd. and an investment fund affiliated with another major PRC bank (collectively “the Strategic Investors”) to allot and issue 240,000,000 series A redeemable convertible preferred shares ( “Preferred Obligations” or “Preferred Shares”) for an aggregate issuance price of US$ 240,000. The transaction was consummated with the preferred shares allotted and issued on June 3, 2011. The preferred shares on an as-if-converted basis represented approximately 18.46% of the aggregate issued and outstanding share capital of LDK SCT on the closing date, with the Company holding the remaining 81.54%.

Pursuant to the investment agreement, the Strategic Investors have the right to convert all or any portion of their preferred shareholdings into ordinary shares of LDK SCT at the initial conversion ratio of 1:1 at any time after the date of issuance of the preferred shares and prior to the closing of a qualified initial public offering of LDK SCT (“Qualified IPO”). The initial conversion ratio is subject to certain standard anti-dilution provisions. The strategic investors also have the right to require the Company and/or LDK SCT to redeem the preferred shares if (i) LDK SCT has not completed a Qualified IPO by June 3, 2013, or (ii) a material breach of the terms and conditions of the investment agreements by the Company, LDK SCT, their respective subsidiaries, and Mr. Xiaofeng Peng (“Mr. Peng”) ((i) and (ii) are referred to as the “Redemption Events”). In the event of any redemption under this right, the redemption price is equal to 100% of the subscription price of US$240,000, plus a 23% internal rate of return on such subscription price minus any dividends paid up to the date of redemption plus an annual dividend on a pro rata basis among all shareholders of LDK SCT up to an amount of its retained earnings so that the strategic investors will receive at least US$15,000 of such dividend, to the extent the declaration and distribution of such dividend are permitted by laws and contractual obligations applicable to LDK SCT. LDK SCT will not be liable for the declaration and distribution of such dividend if, by the end of reporting year, it has received an approval for listing of its shares on an internationally recognized stock exchange for a Qualified IPO and the Qualified IPO is consummated within three months from the date of the listing approval. In addition, a cash compensation is paid to the Strategic Investors if the consolidated net profit of LDK SCT and its subsidiaries fails to achieve the targeted net profits for each of 2010 and 2011. Management concluded that the net profit target of LDK SCT and its subsidiaries was met for 2010 and 2011. Accordingly, no cash compensation was recognized. The Company also pledged 15% of its equity interests in Jiangxi LDK Solar Hi-Tech Co., Ltd. (“JXLDK”) to China Development Bank Capital Corporation Ltd, which shall expire and automatically terminate immediately prior to the Qualified IPO. Such pledged equity interests had been released as of December 31, 2014 in connection with the restructure of the Preferred Shares.

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

As of December 31, 2013, the Strategic Investors had exercised their right to require the Company and LDK SCT to redeem the series A preferred shares due to the occurrence of the Redemption Events. Accordingly, the redeemable non-controlling interests were reclassified as redeemable preferred shares liability in the Group’s consolidated balance sheets as of December 31, 2013 with the related accretion expenses recorded in “Interest expense and amortization of debt issuance costs and debt discount” in the Group’s consolidated statements of operations. In addition, during the year ended December 31, 2013, the Strategic Investors agreed to waive their rights to the annual dividends of US$15,000 retrospectively. Accordingly, the redemption value of the series A preferred shares was adjusted as of December 31, 2013.

On February 21, 2014, the Company filed a winding-up petition with the Grant Court of the Cayman Islands on grounds of insolvency in connection with its plan to resolve its offshore liquidity issues, including reaching a compromise of the series A preferred shares.

In collaboration with the JPLs and negotiation with the creditors, the Company has prepared the Schemes, which were approved by the Company’s scheme creditors and became effective on December 10, 2014. Pursuant to the terms of the Schemes, the closing date for the restructuring of the series A preferred shares, as contemplated in the Schemes, occurred on December 17, 2014. Immediately prior to the closing of the restructuring, the carrying amount of the Preferred Obligation was US$490,766.

On December 17, 2014, the Company issued 21,651,808 of its ordinary shares to the holders of series A preferred shares to settle a partial portion of the outstanding Preferred Obligation and issued 5.535% Convertible Senior Notes due 2016 in aggregate principal amount of US$ 358,743 in exchange for the remaining portion of the Preferred Obligation (See Note 19).

The change in the carrying amount of redeemable non-controlling interests for the years ended December 31, 2012, 2013 and 2014 is as follows:

	Year ended December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014
Beginning balance	219,694	323,294	0
Loss attributable to the redeemable non-controlling interests	(41,963)	(6,918)	0
Foreign currency translation adjustment	328	1,373	0
Accretion to redemption value of redeemable non-controlling interests	153,984	33,077	0
Payment of dividend to redeemable non-controlling interests	(8,749)	0	0
Reclassification to liability (redeemable preferred shares)	0	(350,826)	0

Ending balance	323,294	0	0

The change in the carrying amount of the liability for redeemable preferred shares for the years ended December 31, 2012, 2013 and 2014 is as follows:

	Year ended	Year ended	Year ended
	December 31, 2012	December 31, 2013	December 31, 2014
Beginning balance	0	0	387,816
Reclassification from redeemable non-controlling interests	0	350,826	0
Interest expenses	0	36,990	102,950
Settlement through the troubled debt restructuring (Note 19)	0	0	(490,766)

Ending balance	0	387,816	0

(8)	INVESTMENT IN ASSOCIATES AND GAIN ON CHANGES IN EQUITY INTERESTS IN AN ASSOCIATE

Solar Power Inc.(“SPI”), a California PV company that the Group acquired a controlling 71% equity interest in March 2011, allotted and issued new shares to certain investors in 2014. The Group’s ownership in SPI has been diluted from 71% as of January 1, 2014 to 42% as of August 11, 2014. Changes in the Group’s ownership interest while the Group retained its controlling financial interest in SPI was accounted for as equity transactions. Therefore, no gain or loss was recognized in consolidated statement of operations. The carrying amount of the noncontrolling interest was adjusted to reflect the change in its ownership interest in SPI. Any difference between the fair value of the consideration received or paid and the amount by which the noncontrolling interest was adjusted was recognized in additional paid-in capital in the Group’s consolidated statements of changes in equity (deficit).

The Group deconsolidated SPI on August 11, 2014 when the Group ceased to have a controlling financial interest in SPI. Subsequent to the deconsolidation of SPI on August 11, 2014, the Group accounted for its investment in SPI by using the equity method accounting since the Group has the ability to exercise significant influence over the operating and financial policies of SPI.

Subsequent to August 11, 2014 and through the end of December 31, 2014, the Group’s equity interest in SPI was further diluted to approximately 25% as a result of additional stock issuances by SPI. The Group accounted for the share issuance by SPI as if the Group had sold a proportionate share of its investment.

Accordingly, the Group recognized a gain of US$ 19,873 in “Gain on changes in equity interests in an associate” in the Group’s consolidated statements of operations for the years ended December 31, 2014.

As at December 31, 2014, the Group held approximately 25% of the equity interest in SPI. The carrying amount of the investment in SPI amounted to US$116,312.

(9)	ASSETS CLASSIFIED AS HELD FOR SALE AND LIABILITIES DIRECTLY ASSOCIATED WITH ASSETS CLASSIFIED AS HELD FOR SALE

In 2012, the Group management initiated a plan to sell LDK Solar Hi-Tech (Hefei) Co., Ltd. (“LDK HF”), a wholly owned PRC subsidiary of LDK Solar CO., Ltd.. As of December 31, 2012, all the criteria pursuant to ASC 360-10-45 have been met for this asset group to be classified as assets held for sale.

The Group management determined that carrying value of assets classified as held for sale was lower than its fair value less cost to sell. Therefore, a loss of US$74,178 was recognized for the write-down to fair-value less cost to sell during the year ended December 31, 2012.

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

(10)	OTHER NON-CURRENT ASSETS

	December 31, 2013	December 31, 2014
Project assets (Note 3)	34,664	0
Income tax recoverable (a)	28,919	27,468
Long-term receivables (b)	26,017	0
Deposits for capital lease	11,334	11,339
Others	1,504	213

Total	102,438	39,020

(a)	Income tax recoverable

Income tax recoverable of US$ 28,919 and US$ 27,468, which is expected to be utilized twelve months after December 31, 2013 and 2014, respectively, is classified as other non-current assets in the consolidated balance sheets.

(b)	Long-term receivables

Accounts receivable, which is expected to be collected twelve months after December 31, 2013, is classified as other non-current assets in the consolidated balance sheets.

(11)	SHORT-TERM BORROWINGS

	December 31, 2013	December 31, 2014
Borrowings – secured	772,135	1,380,701
Borrowings – unsecured	1,753,292	1,458,630

	2,525,427	2,839,331

The short-term borrowings outstanding as of December 31, 2014 carry a weighted average interest rate 5.50% (2013: 6.03%).

As of December 31, 2014, the Group’s secured short-term borrowings of US$1,380,701 are secured by the Group’s plants and machineries, land use rights, project assets, and equity interests in SPI. In addition, among the secured short-term borrowings of US$1,380,701, borrowings of US$584,895 are guaranteed by the Company’s shareholder, Mr. Peng, and borrowings of US$87,269 are collateralized by the land use rights of Xinyu Construction Investment Co., Ltd., a government controlled entity (see note 17).

Among the Group’s unsecured short-term borrowings, US$480,718 is guaranteed by Mr. Peng and his spouse Ms. Zhou Shan, US$8,171 is guaranteed by Xinyu Credit Guarantee Center, and US$3,269 is guaranteed by Nanchang Venture Capital Co., Ltd.

Outstanding unsecured short-term borrowings totaling US$222,226 borrowed by JXLDK from China Construction Bank contain certain financial covenants. The covenants specify that if JXLDK’s debt to asset ratio exceeds 95% or the current ratio is below 0.6, which are calculated based on its financial statements prepared under PRC GAAP, China Construction Bank may take actions as defined in the borrowing agreement, including but not limited to the demand of immediate repayment of the outstanding borrowing balance. As of December 31, 2014, JXLDK’s debt to asset ratio and the current ratio did not meet the ratio requirement. As a result, China Construction Bank has the right to accelerate the repayment of the borrowings in accordance with the borrowing agreement, but as of May 11, 2015, JXLDK has not received any notice of event of default or notice to accelerate the stated maturity of such borrowing.

In addition, outstanding long-term borrowings of US$781,034 and short-term borrowings of US$1,343,825 from certain banks contain subjective acceleration provisions that may be triggered by material deterioration of the Group’s financial condition or event of default of other financial indebtedness. While the Company has not received any notice of event of default or any notice to accelerate the stated maturity of such borrowings, the banks have the right under the subjective acceleration provisions to accelerate the repayment of the borrowings as a result of the Group’s recurring losses and financial condition. Accordingly, the Company reclassified long-term borrowings of US$781,034 to short-term borrowings as of December 31, 2014.

As of December 31, 2014, outstanding short-term borrowings of US$539,556 were overdue and were subject to standstill and forbearance arrangement. The Group has not yet renewed such loans as of May 11, 2015. Although the Group has not settled these overdue borrowings, management believes that the Group will continue to be able to keep such standstill and forbearance status.

As of December 31, 2014, the Group has total revolving credit of US$749,796 (2013: US$1,350,332), of which unused credit of US$353,293 (2013: US$445,434) can be drawn upon subject to various terms and conditions.

(12)	ADVANCE PAYMENTS FROM CUSTOMERS

The Group requires certain customers to make prepayments before delivery has occurred. Such prepayments are recorded as advances from customers in the Group’s consolidated financial statements, until delivery has occurred. Advances from customers for which the deliveries of goods are expected to occur after twelve months are classified as non-current liabilities in the Group’s consolidated balance sheets. Advance payments from customers are reclassified to other payables when the related wafer supply contracts or orders are cancelled, early terminated, expired or in dispute and it is probable that the Group will refund the advance payment balances to the customers. Several customers ceased to execute the wafer purchase contracts with the Group due to dispute over wafer price during the years ended December 31, 2013 and 2014. The Group initiated either arbitrations or negotiation with those customers in an effort to resume the execution of contracts. However, no active response was received from those customers and certain customer had demanded termination of contract and repayment of advance wafer payments. As a result, the Group assessed that it is probable that certain advances received from customers will be refunded by the Group and accordingly, advance payments of US$ 42,433 and US$ nil were reclassified to other payables during the years ended December 31, 2013 and 2014, respectively. Such non-cash reclassification from advance from customers to other payables was included in the “Changes in operating assets and liabilities” in the Group’s consolidated statements of cash flows.

During the periods presented, the Group reached agreements with certain customers to terminate long-term solar wafer supply agreements, which included “take-or-pay” provisions that required the customers to purchase minimum volumes of wafer at pre-determined fixed prices according to a pre-determined schedule. As part of the original supply agreements, these customers made an advance payment representing a portion of the contract value to the Group. In exchange for the Group’s agreement to terminate the original supply agreement, some of these customers agreed to cancel the original supply agreements by forfeiting the advance payments. For other customers, the Group obtained an arbitration award or legal counsel opinion in favor of the Group’s claim to confiscate the advance payments due to the customers’ failure to purchase the minimum volume in accordance with the original supply agreements. Therefore, the Group recognized a total contract cancellation revenue of US$ 92,233, US$ 11,193 and US$ 58,713 for the years ended 2012, 2013 and 2014, respectively.

(13)	ACCRUED EXPENSES AND OTHER PAYABLES

Components of accrued expenses and other payables are as follows:

	December 31, 2013	December 31, 2014
Purchase of equipment	348,110	323,647
Accrued interests on bank borrowings	113,469	251,264
Withholding individual income tax payable (a)	15,801	15,744
Income tax payables	8,864	2,771
Accrued payroll and welfare	20,313	17,066
Other payable due to customers (Note 12)	113,605	54,644
Other payable due to litigation and claims (b)	30,066	17,601
Other accruals and payable	281,865	287,262

	932,093	969,999

(a)	Withholding individual income tax payable

As of December 31, 2013 and 2014, the Group had withholding individual income tax payable of US$15,801 and US$15,744, respectively, arising from the Group’s withholding tax obligation in relation to the exercise of share options by certain of the Group’s executives and employees pursuant to PRC tax regulations (see Note 5(b)).

The Group has obtained notices from the relevant PRC Tax Authority granting deferral of the payment of such withholding tax obligation until the Group’s executives and employees sell their shares, at which time the Group will remit the withholding tax on behalf of the employees. Since the Group has no control over the payment timing, the Group has classified the payable as a current liability as of December 31, 2013 and 2014.

(b)	Other payable due to litigation and claims

On June 1, 2012, the Group received a notice from JYT, one of its wafer equipment suppliers, to terminate the wafer equipment sales agreement entered into in July 2008. JYT also requested the Group to pay a penalty as stipulated in the agreement as a result of the delay in accepting the equipment and settlement of installment payment for the equipment to be delivered in accordance with the schedule agreed in 2011. On June 8, 2012, JYT filed an arbitration request to claim for the penalty with respect to the termination of the sales agreement. In December 2012, the China International Economic and Trade Arbitration Commission (“CIETAC”) issued an arbitration ruling that JXLDK was obligated to pay a penalty in the amount of approximately US$46,668 to JYT. As a result, the Group recorded a penalty payable of US$ 46,668 and charged it to general and administrative expenses in the statement of operations for the year ended December 31, 2012.

On September 25, 2013, the Group and JYT entered into an agreement to offset part of the penalty payment with the deposit paid to JYT for equipment purchase amounting to US$18,669. As a result, the Group offset the penalty payable with the deposits for purchase of property, plant and equipment by US$18,669.

On September 12, 2014, the Group sold its available-for-sale equity security for a consideration of US$12,465 to repay a portion of the penalty payable due to JYT (see note 5(a)).

As of December 31, 2014, the outstanding amount of the penalty payable due to JYT was US$17,601.

(14)	CAPITAL LEASE OBLIGATIONS

The Group entered into several capital lease contracts with third-parties (the “purchaser-lessors”) in 2012. Pursuant to the terms of the contract, the Group is required to pay to the purchaser-lessors quarterly lease payments over 1-4 years and is entitled to a bargain purchase option at the end of the lease. The leases are classified as capital leases. The gross amount of plant and equipment and related accumulated depreciation recorded under capital leases are as follows:

	December 31, 2013	December 31, 2014
Plant and machinery	52,240	52,052
Less: accumulated depreciation	(19,986)	(24,612)

	32,254	27,440
Construction-in-progress – equipment pending installation	15,288	15,232

	47,542	42,672

Amortization of assets held under capital leases is included in depreciation expense.

Future minimum lease payments under capital lease obligations as of December 31, 2014 are as follows:

Year ending December 31:
2015	64,562
2016	19,056

Total minimum lease payments	83,618
Less: Amounts representing interest (at interest rate of 2.85%)	(2,379)

Present value of minimum payments	81,239
Current portion	62,771

Non-current portion	18,468

(15)	CONVERTIBLE SENIOR NOTES

The convertible senior notes consisted of the following as of December 31, 2014:

	December 31, 2013	December 31, 2014
4.75% Convertible Senior Notes due 2013 (i)	1,616	1,616
5.535% Convertible Senior Notes due 2016 (ii)	0	386,984
5.535% Convertible Senior Notes due 2018 (iii)
– Principal	0	264,459
– Debt premium	0	42,315

Subtotal	0	306,774
Convertible Promissory Note (iv)
– Principal	0	10,000
– Debt discount	0	(387)

Subtotal	0	9,613
Total	1,616	704,987
– Current	1,616	1,616
– Non-current	0	703,371

(i) 4.75% Convertible Senior Notes due 2013

On April 15, 2008, the Company sold an aggregate principal amount of US$400,000 4.75% convertible senior notes due 2013 (the “Notes due 2013”) to certain investors. The net proceeds from the offering, after deducting offering expenses, were approximately US$388,743. The Notes due 2013 bear interest at a rate of 4.75% per annum payable semi-annually in arrears on April 15 and October 15 of each year beginning on October 15, 2008. The Convertible Senior Notes mature on April 15, 2013 (“maturity date”). The outstanding Notes due 2013 as of December 31, 2012 amounted to US$23,793.

On April 15, 2013, due to a temporary cash-flow shortage, the Company was not able to make full payments to the holders of the outstanding Notes due 2013 in an aggregate principal amount of US$23,793, plus interest of US$565, which was due and payable on their maturity date of April 15, 2013. The Company reached an agreement with a majority of holders of the Notes due 2013 to settle principal amount of US$22,177 by transferring cash of US$11,185, issuing new shares of the Company with a fair value of US$353 and modifying the terms of the remaining principal of US$10,513. The revised loans are no longer convertible and bear an annual interest rate ranging from 4.75% to 10.5%, and are payable within one year.

As at December 31, 2013 and 2014, the carrying amount of the Notes due 2013 amounted to US$1,616.

(ii) 5.535% Convertible Senior Notes due 2016

On December 17, 2014, the Group issued US$358,743 in aggregate principal amount of convertible senior notes due June 2016 (the “Notes Due 2016”) to the holder of the Preferred Obligation in connection with the Debt Restructuring (See note 19) . The Notes Due 2016 bear interest at a rate of 5.535% per year, payable semiannually in arrears on June 17 and December 17 of each year, beginning on June 17, 2015. The Notes Due 2016 mature on June 3, 2016 (“Maturity Date”), unless earlier converted.

Holders of the Notes Due 2016 have the option to convert the Notes Due 2016 into the Company’s American Depositary Shares (“ADSs”) at any time prior to the Maturity Date, based on the conversion rate of: (i) 50 Ordinary Shares per US$1,000 of the principal amount of the Notes Due 2016, whether represented by ADSs, if such conversion occurs on or before March 31, 2015; (ii) the number of Ordinary

Shares, whether represented by ADSs, into which US$1,000 of the principal amount of the Notes Due 2016 may be convertible at the price per Ordinary Share by referring to the volume-weighted average price of ADSs for the 20-trading-day period immediately prior to (but excluding) the date of the conversion notice, if such conversion occurs during the one year period from April 1, 2015 to March 31, 2016 (both dates inclusive), with the conversion limited to (A) US$62.5 million of the aggregate principal amount of the Notes Due 2016 during such one-year period and (B) US$20 million of the aggregate principal amount of the Notes Due 2016 during any rolling quarter in such one-year period, each on a first-come-first-served basis. The Company also pledged 24% of its equity interests in Jiangxi LDK Solar Hi-Tech Co., Ltd. (“JXLDK”) to the holders of Notes Due 2016.

For the restructuring of Preferred Shares (see Note 19), as the total future cash payments specified by the new terms of the Notes Due 2016 are less than the carrying amount of the payable, the Company reduced the carrying amount of the payable to an amount equal to the total future cash payments specified by the Notes Due 2016 and recorded it as the carrying amount of the 5.535% Convertible Senior Notes due 2016.

The Company accounted for the Notes Due 2016 as a stock-settled debt in accordance with ASC 480 since it requires the Company to settle an unconditional obligation by issuing a variable number of its common shares and has a monetary value, at inception, that is based predominately on a fixed monetary amount. The initial conversion feature of 50 Ordinary Shares per US1,000 of the principal amount (equivalent to US$ 20.00 per share) if such conversion occurred on or prior to March 31, 2015 was evaluated as nonsubstantive or minimal. At December 17, 2014, the trading price of the Company’s ordinary shares was US$0.20 per share.

(iii) 5.535% Convertible Senior Notes due 2018

On December 17, 2014, the Group issued US$264,459 in aggregate principal amount of convertible senior notes due June 2018 (the “Notes Due 2018”) to the holder of the Group’s 10% US$-settled senior notes due 2014 (the “Senior Notes”) in connection with the Debt Restructuring in December 2014. (See note 19) The Notes Due 2018 bear interest at a rate of 5.535% per year, payable semiannually in arrears on June 17 and December 17 of each year, beginning on June 17, 2015. The Notes Due 2018 mature on December 31, 2018 (“Maturity Date”), unless earlier converted.

Holders of the Notes Due 2018 have the option to convert the Notes Due 2018 the Company’s American Depositary Shares (“ADSs”) at any time prior to the Maturity Date, based on the conversion rate of: (i) 50 Ordinary Shares per US$1,000 of the principal amount of the Notes Due 2018, whether represented by ADSs, if such conversion occurs on or before March 31, 2015; (ii) the number of Ordinary Shares, whether represented by ADSs, into which US$1,000 of the principal amount of the Notes Due 2018 may be convertible at the price per Ordinary Share by referring to the volume-weighted average price of ADSs for the 20-trading-day period immediately prior to (but excluding) the date of the conversion notice, if such conversion occurs during the one year period from April 1, 2015 to March 31, 2016 (both dates inclusive), with the conversion limited to (A) US$62.5 million of the aggregate principal amount of the Notes Due 2018 during such one-year period and (B) US$20 million of the aggregate principal amount of the Notes Due 2018 during any rolling quarter in such one-year period, each on a first-come-first-served basis.

For the restructuring of Senior Notes (see Note 19), as the total future cash payments specified by the new terms of the Notes Due 2018 exceed the carrying amount of the payable, the Company did not recognize a gain on the restructuring of the Senior Notes. Accordingly, the carrying amount of the payable of US$307,206 on the date of restructuring was not adjusted. The difference between the Notes Due 2018 principal of US$264,459 and the carrying amount of the payable of US$307,206 amounted to US$42,747 (“Debt premium”), which is amortized as a reduction of interest expenses, using the effective interest method to December 31, 2018, the Maturity Date. The Company accounted for the effects of the restructuring prospectively from the time of restructuring by using new effective interest rate to accrete the carrying amount of the payable pursuant to ASC 470-60.

The Company accounted for the Notes Due 2018 as a stock-settled debt in accordance with ASC 480 since it requires the Company to settle an unconditional obligation by issuing a variable number of its common shares and has a monetary value, at inception, that is based predominately on a fixed monetary amount. The initial conversion feature of 50 Ordinary Shares per US1,000 of the principal amount (equivalent to US$ 20.00 per share) if such conversion occurred on or prior to March 31, 2015 was evaluated as nonsubstantive or minimal. At December 17, 2014, the trading price of the Company’s ordinary shares was US$0.20 per share.

(iv) Convertible Promissory Note

On December 17, 2014, the Company issued US$10,000 in aggregate principal amount of convertible promissory notes due April 2020 (the “Notes Due 2020”) and 6,600,000 warrants to Heng Rui Xin Energy (HK) Co., Limited (“HRX”), a shareholder of the Company. Each warrant allows the holder to purchase one share of the Company’s common stock at $0.1 per share. The Notes Due 2020 is interest free and mature on April 17, 2020 (“Maturity Date”), unless earlier converted.

The Company may redeem all or any part of the principal amount outstanding under the Notes Due 2020 (without any penalty, premium or interest on the amount so redeemed) during the period commencing on December 17, 2014 and ending on the date falling four (4) months thereafter (“the Early Redemption Period”). Following the expiry of the Early Redemption Period, the Company may not redeem all or any part of the principal amount outstanding under the Notes Due 2020.

Holder of the Notes Due 2020 has the option to convert, during the period commencing on the day following the end of the Early Redemption Period and terminating 15 days prior to the Maturity Date, into the Company’s American Depositary Shares (“ADSs”), based on the conversion rate of fifty per cent (50%) of the volume-weighted average price for the 60-trading-day period immediately prior to (but excluding) the date of the conversion notice.

The proceeds of US$10,000 in respect of the Notes Due 2020 were allocated to the debt of US$9,613 and the equity classified-stock warrants of US$387 based on the relative fair value method.

The Company accounted for the Convertible Promissory Note as a stock-settled debt in accordance with ASC 480 since it requires the Company to settle an unconditional obligation by issuing a variable number of its common shares and has a monetary value, at inception, that is based predominately on a fixed monetary amount.

The following table set forth total interest expense recognized related to the above convertible senior notes and Convertible Promissory Note during the years ended December 31, 2012, 2013 and 2014, respectively:

	Year ended December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014
Contractual interest incurred	1,130	330	697
Amortization of debt issuance costs	985	304	0
Amortization of debt discount	46	14	0
Amortization of debt premium	0	0	(432)

Total interest incurred	2,161	648	265

Effective interest rate of the liability component	10%	10%	1%

(16)	RMB-DENOMINATED US$-SETTLED SENIOR NOTES

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

In collaboration with the JPLs and negotiation with the creditors, the Company has prepared the Schemes, which were approved by the Company’s scheme creditors and became effective on December 10, 2014. Pursuant to the terms of the Schemes, the closing date for the restructuring of Senior Notes, as contemplated in the Schemes, occurred on December 17, 2014.

On December 17, 2014, the Company issued 18,321,416 of its ordinary shares to the holders of Senior Notes to settle a portion of the outstanding Senior Notes and issued 5.535% Convertible Senior Notes due 2018 in aggregate principal amount of US$ 264,459 in exchange for the remaining portion of the Company’s Senior Notes. See Note 15.

The Senior Notes consisted of the following as of December 31, 2013 and 2014:

	December 31, 2013	December 31, 2014
Principal	267,611	0
Less: debt discount, net (1)	(10)	0

Net carrying amount	267,601	0

(1)	Included in the consolidated balance sheets within RMB-denominated US$-settled senior notes and is amortized over the remaining life of the Senior Notes.

Debt issuance costs and debt discount are amortized as interest expense using the effective interest rate method through the maturity date of the Senior Notes.

The following table set forth total interest expense recognized related to the Senior Notes during the years ended December 31, 2013 and 2014:

	Year ended December 31, 2013	Year ended December 31, 2014
Contractual interest incurred	26,434	25,405
Amortization of debt issuance costs	2,123	374
Amortization of debt discount	58	10

Total interest incurred	28,615	25,789

Effective interest rate of the Senior Notes	11%	10%

(17)	PRC NOTES

On December 8, 2011, JXLDK sold an aggregate principal amount of RMB 500,000 PRC domestic notes due 2014 (the “Long-term PRC Notes” or “PRC Notes”) to institutional investors in the PRC. The net proceeds from the offering, after deducting offering expenses, were approximately RMB 495,350 (US$78,616). The Long-term PRC Notes bear interest at a rate of 6.8% per annum, payable on December 8 of each year beginning on December 8, 2012. The Long-term PRC Notes matured on December 8, 2014 (“maturity date”).

In order to repay the PRC Notes that matured on December 8, 2014, the Group agreed to transfer certain of its assets to the local government in order to obtain a new bank loan of Rmb500,000 from a commercial bank in China. As a condition of issuing the loan to the Group, the Group was required to transfer certain assets to Xinyu Construction Investment Co., Ltd, a government controlled entity, for nil consideration, which in turn, pledged such assets to the commercial bank as collateral for the loan. Such assets transferred included a land use right with a carrying amount of US$14,032 and the right to a deposit for the purchase of land use right with a carrying amount of US$ nil. Upon the transfer of such assets, all the ownership rights to such assets have been vested to Xinyu Construction Investment Co., Ltd and the Group will not be able to receive such assets back from the government even if the loan is ultimately repaid by the Group. As such costs were directly related to the issuance of the loan, the costs of such assets were capitalized as debt issuance costs in “Other current assets” (see note 5) and amortized over the term of the new loan of one year as a component of interest expense.

The PRC Notes did not contain any financial covenants or other significant restrictions.

Debt issuance costs incurred at the time of the issuance of the PRC Notes were capitalized and amortized as interest expense using the effective interest rate method through the maturity date of the PRC Notes.

The following table set forth total interest incurred recognized related to the Long-term PRC Notes during the years ended December 31, 2013 and 2014:

	Year ended December 31, 2013	Year ended December 31, 2014
Contractual interest incurred	5,492	5,478
Amortization of debt issuance costs	251	0

Total interest incurred	5,743	5,478

Effective interest rate of the Long-term PRC Notes	7%	7%

(18)	INTEREST COSTS

The following is a summary of the Group’s interest costs incurred during the years ended December 31, 2012, 2013 and 2014:

	Year ended December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014
Interest costs capitalized	4,301	0	2,923

Interest costs charged
– Interest and penalty interest on bank and other borrowings	201,333	183,415	185,706
– Interest on Convertible Senior Notes, RMB-denominated US$-settled Senior Notes, Convertible Promissory Note and PRC Notes, and amortization of debt issuance costs and debt discount/premium	39,423	35,006	31,532
– Interest expense on redeemable preferred shares	0	36,990	102,950
– Interest and penalty interest on capital lease obligation	3,577	4,438	8,474
– Settlement of interest rate swap contracts	4,484	0	0
– Change of fair value of interest rate swap contracts	10,154	27	236

Sub-total	258,971	259,876	328,898

Total interest costs	263,272	259,876	331,821

(19)	GAIN ON TROUBLED DEBT RESTRUCTURING

The following is a summary of the Group’s gain on troubled debt restructuring during the years ended December 31, 2012, 2013 and 2014:

	Year ended December 31, 2012		Year ended December 31, 2013		Year ended December 31, 2014
Gain on troubled debt restructuring with suppliers (i)		10,510		4,645		—

Gain on troubled debt restructuring with offshore creditors, arising from the Schemes of (ii)
– Preferred Shares (net of legal fees and other direct costs of US$15,664)		0		0		83,787
– Payables due to other offshore creditors (net of legal fees and other direct costs of US$418)		0		0		12,708

Total		10,510		4,645		96,495

Impact on basic and diluted loss per share	US$	0.08	US$	0.03	US$	0.49

(i) Gain on troubled debt restructuring with suppliers

The Group has entered into various agreements with its suppliers to restructure its payables due to the financial difficulties the Group has been experiencing. Under these agreements, the suppliers agreed to give fixed discounts and the Group agreed to settle the outstanding payables (after discounts) according to a pre-determined payment schedule or through an asset transfer. The Group recognized gains on trouble debt restructuring with suppliers, amounting to US$ 10,510, US$ 4,645 and US$ nil, in “Gain on trouble debt restructuring” in the Group’s consolidated statements of operations for the years ended December 31, 2012, 2013 and 2014, respectively.

(ii) Gain on troubled debt restructuring with offshore creditors

Due to the Company’s financial difficulties, the Company was not able to honor its payment obligation of:

•	the Preferred Shares;

•	the Senior Notes; and

•	payables due to one offshore creditor (collectively the “Offshore Debts”).

On February 21, 2014, the Company filed a winding-up petition with the Grant Court of the Cayman Islands on grounds of insolvency in connection with its plan to resolve its Offshore Debt liquidity issues.

In collaboration with the JPLs and negotiation with the creditors, the Company has prepared the Schemes, which were approved by the Company’s scheme creditors and became effective on December 10, 2014. Pursuant to the terms of the Schemes, the closing date for the restructuring of Offshore Debts, as contemplated in the Schemes, occurred on December 17, 2014.

On December 17, 2014, the Company:

•	issued 21,651,808 of its ordinary shares, with a fair value of US$4,330, to the holders of Preferred Shares to settle a portion of the outstanding Preferred Shares and issued the Notes Due 2016 in exchange for the remaining portion of the Company’s Preferred Shares;

•	issued 18,321,416 of its ordinary shares, with a fair value of US$3,664, to the holders of Senior Notes to settle a portion of the outstanding Senior Notes and issued the Notes Due 2018 in exchange for the remaining portion of the Company’s Senior Notes; and

•	issued 756,620 of its ordinary shares, with a fair value of US$151, and paid a cash settlement of US$1,000 to settle the payable due to one offshore creditor.

For the restructuring of Preferred Shares, as the total future cash payments specified by the new terms of the Notes Due 2016 are less than the carrying amount of the payable, the Company reduced the carrying amount of the payable to an amount equal to the total future cash payments specified by the Notes Due 2016 and recognize a gain on restructuring of payables equal to the amount of the reduction pursuant to ASC 470-60 less allocated legal fees and other direct costs.

For the restructuring of Senior Notes, as the total future cash payments specified by the new terms of the Notes Due 2018 exceed the carrying amount of the payable, the Company did not recognize a gain on the restructuring of the Senior Notes. The Company accounted for the effects of the restructuring prospectively from the time of restructuring by using new effective interest rate to accrete the carrying amount of the payable pursuant to ASC 470-60. That is, the new effective interest rate is the discount rate that equates the present value of the future cash payments specified by the terms of the Notes Due 2018 with the carrying amount of the Senior Notes.

For the restructuring of the payable due to one offshore creditor, as the total fair value of the equity interest and cash is less than the carrying amount of the payable, the Company reduced the carrying amount to an amount equal to the total fair value of the equity interest and cash and recognized a gain on restructuring pursuant to ASC 470-60 less allocated legal fees and other direct costs.

(20)	(LOSS)/GAIN ON DECONSOLIDATION OF FORMER SUBSIDIARIES

The following is a summary of the Group’s (loss)/gain on deconsolidation of the following former subsidiaries during the years ended December 31, 2012, 2013 and 2014:

	Year ended December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014
Sunways AG (i)	0	0	28,237
SPI (ii)	0	0	90,078
Other subsidiaries	0	(2,687)	0

Total	0	(2,687)	118,315

(i) Gain on deconsolidation of Sunways AG

Sunways AG, a 70.88% a German PV subsidiary that the Group acquired in April 2012, filed for preliminary insolvency proceedings in Germany on March 21, 2014 and entered into formal insolvency proceedings on April 28, 2014. Since April 28, 2014, Sunways has been under the supervision and administration of the Insolvency Administrator appointed by a German court. As a result, the Group deconsolidated Sunways on April 28, 2014 when the Group ceased to have a controlling financial interest in Sunways. Accordingly, the Group recognized a gain of US$28,237 from the deconsolidation of Sunways AG on April 28, 2014 as follows:

Carrying amount of Sunways AG’ assets and liabilities (net liability)	101,107
Less: Carrying amount of noncontrolling interest in Sunways AG (including any accumulated other comprehensive income attributable to the noncontrolling interest)	(36,123)
Less: Provision for the Group’s receivable due from Sunways AG upon deconsolidation	(36,747)

Total	28,237

(ii) Gain on deconsolidation of SPI

SPI, a California PV company that the Group acquired a controlling 71% equity interest in March 2011, allotted and issued new shares to certain investors in 2014, which resulted in the Group’s ownership in SPI being diluted from 71% as of January 1, 2014 to 42% as of August 11, 2014. As a result, the Group deconsolidated SPI on August 11, 2014 when the Group ceased to have a controlling financial interest in SPI. Accordingly, the Group recognized a gain from the deconsolidation of SPI of US$90,078 on August 11, 2014 as follows:

Fair value of the Group’s retained noncontrolling investment SPI (i)	96,232
Add: Carrying amount of noncontrolling interest in SPI	5,386
Less: Carrying amount of the SPI’s assets and liabilities (net asset)	(11,540)

Total	90,078

(i)	The fair value of the Group’s retained investment in SPI was measured based on the quoted price of the SPI’s shares traded on OTCBB as of August 11, 2014.

(21)	PREPAID FORWARD CONTRACTS

In connection with and to facilitate the offering of the Convertible Senior Notes due 2013, the Company entered into Prepaid Forward Contracts (the “Prepaid Forward Contracts”) on April 9, 2008 with J.P. Morgan Chase Bank, Morgan Stanley & Co International plc and UBS AG, which are the affiliates of the representatives of the Initial Purchasers (the “Dealers”). The Prepaid Forward Contracts relate to a number of the Company’s ADSs equal to US$ 199,437, divided by the closing price of the Company’s ADSs on the New York Stock Exchange on April 9, 2008. Pursuant to the Prepaid Forward Contracts, the Company prepaid the Dealers US$ 199,437 on April 15, 2008 for the repurchase of 6,345,450 ADSs of the Company.

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

Since the Prepaid Forward Contracts require physical settlement of a fixed number of ADSs at a fixed price per ADS at the time conditions for physical settlement are met, the shares to be repurchased pursuant to the Prepaid Forward Contracts are treated as retired from June 17, 2008 through December 31, 2014 for purposes of the Company’s basic and diluted earnings (loss) per share calculations during the years ended December 31, 2012, 2013 and 2014, respectively.

(22)	INCOME TAXES

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

In November 2012, JXLDK was recognized by the Chinese government as a “High and New Technology Enterprise” (“HNTE”) under the new CIT Law and is entitled to the preferential income tax rate of 15% from 2012 to 2014, subject to the satisfaction of certain criteria to be accredited as a HNTE in each of the years. Based on a self annual evaluation of JXLDK’s HNTE qualification status, management determined that JXLDK was qualified as a HNTE in 2012 and 2013, but was not qualified as a HNTE as it failed to meet certain criteria to be accredited as a HNTE in 2014. Therefore, JXLDK was subject to income tax rate at 15% in 2012 and 2013, and 25% in 2014.

In September 2011, Jiangxi PV Silicon Technology Co., Ltd. (“LDKPV”) was recognized by the Chinese government as an HNTE and is entitled to the preferential income tax rate of 15% from 2011 to 2013, subject to the satisfaction of certain criteria to be accredited as a HNTE in each of the years. Based on a self annual evaluation of LDKPV’s HNTE qualification status, management determined that LDKPV was not qualified as a HNTE as it failed to meet certain criteria to be accredited as a HNTE in 2012 and 2013. Therefore, LDKPV was subject to income tax rate at 25% from 2012 to 2014.

HK SAR

The Company’s Hong Kong incorporated subsidiaries are subject to Hong Kong Profits Tax at 16.5% on income arising in or derived from Hong Kong. No provision for Hong Kong Profits tax was made as they sustained tax losses for each of the years ended December 31, 2012, 2013 and 2014. The payments of dividends by Hong Kong tax residents are not subject to Hong Kong withholding tax.

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

LDK Solar Spain S.L. is incorporated in Spain and is subject to a 30% corporate tax rate.

LDK Solar Tech, Europe, GmbH is incorporated in Switzerland and is subject to a 21.17% corporate tax rate.

The income tax expense attributable to loss from operations, which is substantially derived from PRC sources, consists of:

	Current	Deferred	Total
Year ended December 31, 2014
PRC	1,990	(1,985)	5
U.S. Federal	—	24,775	24,775
U.S. State and Local	—	4,251	4,251
Other jurisdictions	1,336	6	1,342

	3,326	27,047	30,373

Year ended December 31, 2013
PRC	4,765	22,623	27,388
U.S. Federal	648	—	648
U.S. State and Local	111	—	111
Other jurisdictions	228	694	922

	5,752	23,317	29,069

Year ended December 31, 2012
PRC	1,183	6,845	8,028
U.S. Federal	146	0	146
U.S. State and Local	25	0	25
Other jurisdictions	612	33	645

	1,966	6,878	8,844

Loss before income taxes of the Group consist of the following:

	Year ended December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014
PRC operations	(776,361)	(1,423,575)	(308,106)
U.S. operations	(23,904)	(33,878)	118,332
Other foreign operations	(242,950)	(150,689)	(49,537)

Total	(1,043,215)	(1,608,142)	(239,311)

The actual income tax expense differed from the amounts computed by applying the PRC statutory income tax rate of 25% to loss before income taxes as a result of the following:

	Year ended December 31, 2012		Year ended December 31, 2013		Year ended December 31, 2014
Loss before income taxes	(1,043,215)		(1,608,142)		(239,311)

Computed income tax benefit	(260,804)	25%	(402,035)	25%	(59,828)	25%
Effect of tax rate differential for entities in non-PRC jurisdictions	517	(0%)	32,948	(2%)	21,845	(9%)
Change in tax rate	(3,355)	0%	0	0%	(39,589)	17%
Non-deductible expenses
Share-based compensation	2,278	(0%)	1,953	(0%)	2,156	(1%)
Others	1,888	(0%)	5,404	(0%)	1,449	(1%)
50% additional deduction of R&D expense	(1,048)	0%	(488)	0%	(1,870)	1%
Change in valuation allowance	261,879	(25%)	391,287	(24%)	123,717	(52%)
Taxable investment income	4,510	(0%)	0	0%	0	0%
Effect of deconsolidation of a former subsidiary	0	0%	0	0%	(17,507)	7%
Others	2,979	(0%)	0	0%	0	0%

Actual income tax expense	8,844	(1%)	29,069	(2%)	30,373	(13%)

The Group did not enjoy any tax holiday for the years ended December 31, 2012, 2013 and 2014.

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are presented below:

	December 31, 2013	December 31, 2014
Deferred income tax assets:
Inventories write-down	16,235	17,162
Impairment loss on property, plant and equipment	204,104	194,248
Impairment loss on investment in associates	4,671	1,192
Provision for accounts receivable, prepayments to suppliers and other assets	67,649	71,896
Accruals	12,757	12,413
Capital lease obligation	1,096	745
Deferred revenue	28,148	24,485
Net operating loss carry forwards	534,294	625,470
Government subsidy	10,811	10,773
Derivative financial instruments	1,255	842

Total gross deferred income tax assets	881,020	959,226
Less: valuation allowance	(865,010)	(941,239)

Deferred income tax assets, net of valuation allowance	16,010	17,987

Deferred income tax liabilities:
– Interest capitalized in relation to plant and equipment	(9,166)	(9,421)
– Property, plant and equipment	(1,736)	(6,632)
– Change in fair value of available-for-sale investment	(1,225)	0
– Investment in an associate	(310)	(33,035)

Total gross deferred income tax liabilities	(12,437)	(49,088)

Net deferred income tax asset/(liabilities)	3,573	(31,101)

Classification on consolidated balance sheets:
Deferred income tax assets:
– Current	215	1,012
– Non-current	4,059	2,394
Deferred income tax liability:
– Current	(486)	0
– Non-current	(215)	(34,507)

The following table presents the movement of the valuation allowance for deferred tax assets:

	Year ended December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014
Beginning balance	196,994	459,503	865,010
Addition during the year	261,879	391,287	123,717
Effect of deconsolidation of former subsidiaries	0	(3,506)	(42,590)
Foreign currency translation adjustment	630	17,726	(4,898)
Ending balance	459,503	865,010	941,239

In assessing the realizability of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. As of December 31, 2014, the valuation allowance of US$941,239 was related to the deferred income tax assets of certain continuous loss making subsidiaries. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilized. Management considers the scheduled reversal of deferred income tax liability, projected future taxable income and tax planning strategies in making this assessment.

Based upon an assessment of the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible or can be utilized, and taking into account the availability of the tax planning strategies, management believes it is more likely than not that the Group will realize the benefits of these deductible differences, net of the valuation allowance, as of December 31, 2013 and 2014. To fully utilize the net deferred income tax asset, future taxable income of approximately US$13,624 will need to be generated by certain subsidiaries. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income of certain subsidiaries are reduced.

As of December 31, 2014, the Group has tax loss carry forwards of approximately US$2,570,239 relating to certain PRC and overseas subsidiaries. Tax losses of the PRC subsidiaries amounted to US$2,278,163 as of December 31, 2014, of which
US$3,720, US$455,701, US$639,056, US$726,378 and US$453,308 will expire by the end of 2015, 2016, 2017, 2018 and 2019, respectively if unutilized. Tax losses of HK subsidiaries of US$238,052 as of December 31, 2014 can be utilized indefinitely.

The CIT Law and its relevant regulation impose a 10% withholding income tax for dividends distributed by the PRC subsidiaries to the Company for distribution of earnings generated beginning on January 1, 2008. Undistributed earnings generated prior to January 1, 2008 are exempt from such withholding tax. As the PRC subsidiaries suffered accumulated loss as of December 31, 2014, the Company did not have any undistributed earnings.

As of January 1, 2012 and for each of the three years ended December 31, 2012, 2013 and 2014, the Group has no unrecognized tax benefits relating to uncertain tax positions. Also, management does not expect that the amount of unrecognized tax benefits will increase significantly within the next 12 months.

The Group’s subsidiaries file their income tax returns in the PRC, Hong Kong, United States and European Union. According to the PRC Tax Administration and Collection Law, the statute of limitation is three years if the underpayment of taxes is due to computational errors made by the taxpayer or the withholding agent. The statute of limitation extends to five years under special circumstances, where the underpayment of taxes is more than RMB 100 thousand (US$ 15). In the case of transfer pricing issues, the statute of limitation is 10 years. There is no statute of limitation in the case of tax evasion. The income tax returns of the Group’s operating subsidiaries in the PRC for the years ended December 31, 2005 through 2014 are open to examination by the PRC state and local tax authorities. The income tax returns of LDK International are open to audit for the years ended December 31, 2009 through 2014 under the statute of limitation established by the Hong Kong Inland Revenue Ordinance.

The PRC tax system is subject to substantial uncertainties. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Group’s PRC entities to substantial PRC taxes in the future.

(23)	COMMITMENTS AND CONTINGENCIES

(a)	Capital commitments

Capital commitments outstanding at December 31, 2013 and 2014 not provided for in the consolidated financial statements were as follows:

	December 31, 2013	December 31, 2014
Purchase of property, plant and equipment	231,198	173,076

(b)	Contingencies

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

The Group recognized a contract cancellation revenue of US$9,534 in 2012, for which payment had been received from CSI. Since it is uncertain that the penalty amount can be realized, no contingent asset is recognized in respect of the remaining amount of US$30,017 in the consolidated financial statements as of December 31, 2013 and 2014.

(24)	ORDINARY SHARES

In June 2008 and November 2010, the Company issued 750,000 and 1,500,000 ordinary shares respectively to a third party service company in preparation for any future exercise of share options. Ordinary shares held by the service company are reduced when share options are exercised by employees. As these ordinary shares are held by this service company on behalf of the Company and do not contain any voting and dividend rights, they are considered as issued but not outstanding shares and have been excluded in the number of outstanding ordinary shares and the EPS figures as disclosed in the consolidated financial statements as of and for the years ended December 31, 2012, 2013 and 2014. Ordinary shares held by the service company were 341,645, 341,645 and 341,645 ordinary shares as at December 31, 2012, 2013 and 2014 respectively.

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

In May 2013, the Company issued 312,598 ADSs, representing 312,598 ordinary shares, at a price of US$ 1.19 per ADS, to Barclays Capital Inc., a holder of Convertible Senior Notes, for partial settlement of the Convertible Senior Notes it held (Note 15).

In June 2013, the Company issued and placed 25,000,000 ADSs, representing 25,000,000 ordinary shares, at a price of US$ 1.03 per ADS, to Fulai, raising approximately US$25,750.

In December 2014, the Company issued 18,321,416 ADSs, representing 18,321,416 ordinary shares, at a price of US$1.586 per ADS, to the Senior Note holders in connection with the restructuring of the Offshore Debts. See Note 19.

In December 2014, the Company issued 21,651,808 ADSs, representing 21,651,808 ordinary shares, at a price of US$1.586 per ADS, to the Preferred Share holders in connection with the restructuring of the Offshore Debts. See Note 19.

In December 2014, the Company issued 756,620 ADSs, representing 756,620 ordinary shares, at a price of US$1.586 per ADS, to an offshore creditor in connection with the restructuring of the Offshore Debts. See Note 19.

(25)	STATUTORY RESERVE

Under the Law of the PRC on Enterprises with Wholly Owned Foreign Investment, the Company’s subsidiaries in the PRC are required to allocate at least 10% of their after tax profits, after making good of accumulated losses as reported in their PRC statutory financial statements, to the general reserve fund and have the right to discontinue allocations to the general reserve fund if the balance of such reserve has reached 50% of their registered capital. As of December 31, 2013 and 2014, the Company’s subsidiaries had allocated US$ 75,780 and US$ 75,780, respectively, to the general reserve fund.

(26)	SHARE BASED COMPENSATION

On July 31, 2006, the Company adopted the 2006 Stock Incentive Plan (the “Plan”) to recognize and acknowledge the contributions the eligible participants made to the Company and to the business. As of December 31, 2014, options to purchase up to 24,186,874 ordinary shares are authorized under the Plan. Share options are granted at an exercise price more than or equal to the stock’s fair value at the date of grant and have a term of three to five years. Generally, share option granted vest over 3 to 5 years from date of grant while certain options granted vest immediately.

The fair value of the option award is estimated on the date of grant using a lattice-based option valuation model, which incorporates ranges of assumptions for inputs as noted in the following table. The Company’s calculation of expected volatility was based on the historical volatility of the Company as of the grant date. The Company uses historical data to estimate employee termination within the valuation model. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The employees that were granted the share options are expected to exhibit the same behavior. Since the share options once exercised will primarily trade in the U.S. capital market and there was no comparable PRC zero coupon rate, the risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury Note as of the grant date. There was no share option granted in 2014.

	2012	2013	2014
Expected volatility	97.50%	96.80%	—
Expected dividends	0%	0%	—
Expected term	4.17~4.89 years	7.36 years	—
Risk-free interest rate	2.68%~3.04%	3.23%	—
Estimated fair value of underlying ordinary shares	US$4.00~US$4.24	US$1.08	—
Weighted-average fair value of underlying ordinary shares	US$4.16	US$1.08	—

A summary of the non-cash share based compensation expenses for the years ended December 31, 2012, 2013 and 2014 is as follows:

	Year ended December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014
Costs of goods sold	1,323	1,531	1,460
General and administrative expenses	6,669	4,915	6,283
Selling expenses	189	197	137
Research and development costs	723	827	742

Total non-cash share based compensation expenses	8,904	7,470	8,622

No non-cash share-based compensation expense was incurred for the years ended December 31, 2012, 2013 and 2014 respectively in respect of share options granted to non-employees.

A summary of options for the years ended December 31, 2012, 2013 and 2014 is presented below:

	Employees	Non- employees	Number of total share option	Weighted average exercise price per share		Weighted average remaining contractual term	Aggregate intrinsic value
For the year ended December 31, 2012
Outstanding as of December 31, 2011	9,489,285	0	9,489,285	US$	9.31

Granted during 2012	3,909,973	0	3,909,973	US$	5.63
Exercised	0	0	0		0
Forfeited or cancelled	(4,729,150)	0	(4,729,150)	US$	10.99
Outstanding as of December 31, 2012	8,670,108	0	8,670,108	US$	6.73	7.91 years	0

	Employees	Non- employees	Number of total share option	Weighted average exercise price per share		Weighted average remaining contractual term	Aggregate intrinsic value
For the year ended December 31, 2013
Outstanding as of December 31, 2012	8,670,108	0	8,670,108	US$	6.73

Granted during 2013	8,374,550	0	8,374,550	US$	1.50
Exercised	0	0	0		0
Forfeited or cancelled	(7,480,414)	0	(7,480,414)	US$	6.31
Outstanding as of December 31, 2013	9,564,244	0	9,564,244	US$	2.48	9.14 years	0

	Employees	Non- employees	Number of total share option	Weighted average exercise price per share	Weighted average remaining contractual term	Aggregate intrinsic value
For the year ended December 31, 2014
Outstanding as of December 31, 2013	9,564,244	0	9,564,244	US$2.48

Granted during 2014	0	0	0	0
Exercised	0	0	0	0
Forfeited or cancelled	(1,143,043)	0	(1,143,043)	US$5.50
Outstanding as of December 31, 2014	8,421,201	0	8,421,201	US$2.07	8.41 years	0

Vested or expected to vest as of December 31, 2014	7,804,100	0	7,804,100	US$2.10	8.39 years	0

Exercisable as of December 31, 2014	3,062,238	0	3,062,238	US$2.67	8.11 years	0

There were no share options exercised in 2012, 2013 and 2014.

The Company reduced the exercise price and extended the contract life of 5,424,800 outstanding share options held by employees in 2013. The total incremental value as a result of the modification amounted to US$2,105 in 2013, which is recognized ratably over 3 years from the date of modification. The modified share options were included in the number of share options granted and number of share options forfeited or cancelled for the year ended December 31, 2013.

As of December 31, 2014, there was US$7,489 (2013: US$17,126) of total unrecognized compensation cost related to unvested share options. This cost is expected to be recognized over a weighted average period of approximately 1.50 years (2013: 2.15 years). Cash received from the exercise of options under the share option plans during 2012, 2013 and 2014 was US$ nil, US$ nil and US$ nil, respectively.

(27)	LOSS PER SHARE

The computation of basic and diluted loss per share is as follows:

	Year ended December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014
Numerator used in basic loss per share
Net loss attributable to LDK Solar CO., Ltd. shareholders	(970,971)	(1,610,068)	(266,872)
Accretion to redemption value of redeemable non-controlling interests	(153,984)	(33,077)	0

Net loss available to LDK Solar CO., Ltd. shareholders	(1,124,955)	(1,643,145)	(266,872)

Shares (denominator):
Weighted average number of ordinary shares outstanding used in computing basic loss per share	130,492,366	178,930,738	196,467,274

Loss per share – basic	(8.62)	(9.18)	(1.36)

Loss per share – diluted	(8.62)	(9.18)	(1.36)

The computation of basic and dilutive loss per share for the years ended December 31, 2012, 2013 and 2014 reflects a reduction of the weighted average of 6,345,450 ordinary shares deemed to have been retired as a result of the Prepaid Forward Contracts (see Note 21).

During the year ended December 31, 2014, the Group’s dilutive potential ordinary shares outstanding consist of convertible senior notes, share options and warrants. The computation of diluted loss per share for the year ended December 31, 2014 did not assume conversion of the convertible senior notes because, when applying the as-if converted method, the effect of ordinary shares issuable upon conversion of the convertible senior notes under the conversion terms of the convertible senior notes agreements was anti-dilutive. In computing diluted loss per share for the year ended December 31, 2014, there was no dilutive effect of outstanding share options and warrants by applying the treasury stock method because the impact was anti-dilutive.

During the years ended December 31, 2012 and 2013, the Group’s dilutive potential ordinary shares outstanding consist of convertible senior notes and share options. The computation of diluted loss per share for the years ended December 31, 2012 and 2013 did not assume conversion of the convertible senior notes because, when applying the as-if converted method, the effect of ordinary shares issuable upon conversion of the convertible senior notes under the conversion terms of the convertible senior notes agreements was anti-dilutive. In computing diluted loss per share for the years ended December 31, 2012 and 2013, there was no dilutive effect of outstanding share options by applying the treasury stock method because the impact was anti-dilutive.

(28)	SEGMENT REPORTING AND CONCENTRATION OF RISK

ASC 280, “Segment Reporting”, establishes standards for companies to report in their financial statements information about operating segments, products, services, geographic areas and major customers. The method of determining the reportable operating segment information is based on the way that management organizes the operating segments within the company and is consistent with the reports received and reviewed by the chief operating decision maker for purpose of assessing the financial performance and allocating resources of the two business segments.

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

The following table sets forth the results of operations of the Company’s segments and reconciliation with the Company’s consolidated results of operations for year ended December 31, 2012, 2013 and 2014:

	Year ended December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014
Net sales:
Polysilicon segment	85,662	1,179	14,093
Other PV products segment	837,367	597,597	676,191
Intersegment elimination	(60,147)	(530)	(10,029)

Consolidated net sales	862,882	598,246	680,255

Revenue with other segment:
Polysilicon segment	60,147	530	10,029
Other PV products segment	0	0	0

Consolidated revenue with other segment	60,147	530	10,029

Gross loss:
Polysilicon segment	(113,551)	(114,687)	(74,052)
Other PV products segment	(265,960)	(119,266)	37,559
Intersegment elimination	26,919	7,603	1,803

Consolidated gross loss	(352,592)	(226,350)	(34,690)

Depreciation and amortization:
Polysilicon segment	111,516	111,323	68,978
Other PV products segment	147,674	116,453	93,648

Consolidated depreciation and amortization	259,190	227,776	162,626

Interest income:
Polysilicon segment	551	1,173	390
Other PV products segment	11,602	4,122	3,391

Consolidated interest income	12,153	5,295	3,781

Interest expense:
Polysilicon segment	30,571	56,944	120,380
Other PV products segment	228,400	202,932	208,518

Consolidated interest expense	258,971	259,876	328,898

Equity in (loss)/gain of associates
Polysilicon segment	0	0	0
Other PV products segment	(2,295)	(8,057)	226

Consolidated equity in (loss)/gain of associates	(2,295)	(8,057)	226

	Year ended December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014
Loss before income taxes:
Polysilicon segment	(19,420)	(561,033)	(106,384)
Other PV products segment	(1,050,714)	(1,054,712)	(134,730)
Intersegment elimination	26,919	7,603	1,803

Consolidated loss before income taxes	(1,043,215)	(1,608,142)	(239,311)

Expenditure for additions to long-lived assets:
Polysilicon segment	23,334	2,635	45,905
Other PV products segment	77,167	9,380	9,985
Intersegment elimination	—	—	—

Consolidated expenditure for additions to long-lived assets	100,501	12,015	55,890

The following table sets forth the Company’s segment assets as of December 31, 2013 and 2014:

	December 31, 2013	December 31, 2014
Investment in associates:
Polysilicon segment	0	0
Other PV products segment	7,578	116,705
Intersegment elimination	0	0

Consolidated investment in associates	7,578	116,705

Total assets:
Polysilicon segment	1,896,919	1,845,487
Other PV products segment	1,486,870	1,435,642
Intersegment elimination	(336,690)	(326,166)

Consolidated total assets	3,047,099	2,954,963

The following table summarizes the Group’s net revenues, based on the geographic location of the customers:

	Year ended December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014
Mainland China	275,625	292,694	352,403
Asia Pacific excluding mainland China	221,940	161,254	164,293
Europe	290,671	99,043	96,568
North America	74,646	45,255	66,991

Total net revenue	862,882	598,246	680,255

Significant concentrations

The carrying amounts of cash and cash equivalents, pledged bank deposits, trade accounts receivable, prepayments and other current assets represent the Group’s maximum exposure to credit risk in relation to financial assets. As of December 31, 2014, substantially all of the Group’s cash and cash equivalents and pledged bank deposits were held in major financial institutions located in the mainland China, the Hong Kong Special Administrative Region, European Union and USA, which management believes have high credit ratings. As of December 31, 2014, cash and cash equivalents and pledged bank deposits held in mainland China, Hong Kong, European and USA financial institutions amounted to US$98,755 in total and were denominated in the following currencies:

	December 31, 2014
	US$	EUR€	RMB	HKD
	(000’s)	(000’s)	(000’s)	(000’s)
In mainland China	84	19	539,564	0
In Hong Kong	6,909	234	8	43
In USA	1,571	0	0	0
In European Union	0	1,390	21	0

Total in original currency	8,564	1,643	539,593	43

US$ equivalent	8,564	2,002	88,183	6

	December 31, 2013
	US$	EUR€	RMB	HKD
	(000’s)	(000’s)	(000’s)	(000’s)
In mainland China	2,045	45	865,069	0
In Hong Kong	139	364	2	87
In USA	3,293	0	0	0
In European Union	0	1,757	26	0

Total in original currency	5,477	2,166	865,097	87

US$ equivalent	5,477	2,991	141,891	11

There were no customers that directly or indirectly contributed, on an individual basis, 10% or more of total revenue for the years ended December 31, 2012, 2013 and 2014.

A significant portion of the Company’s outstanding accounts receivables is derived from sales to a limited number of customers. As of December 31, 2013 and 2014, outstanding accounts receivable with individual customer in excess of 10% of total accounts receivables is as follows:

	December 31, 2013	December 31, 2014
Customer A	4,043	18,624
Customer B	0	14,284
Customer C	8,197	8,167

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

In order to secure stable supply of polysilicon and other raw materials, the Group makes prepayments to certain suppliers. Such amounts are recorded as prepayments to suppliers on the consolidated balance sheets and the net balance amounted to US$6,155 as of December 31, 2014 (2013: US$30,696). The Group makes the prepayments without receiving collateral for such payments. As a result, the Group’s claims for such prepayments would rank only as an unsecured claim, which exposes the Group to the credit risks of the suppliers. A provision (reversal of provision) for doubtful recoveries of US$8,435, US$3,185 and US$(274) for prepayments to suppliers was made during the years ended December 31, 2012, 2013 and 2014, respectively. As of December 31, 2013 and 2014, outstanding prepayments to individual suppliers in excess of 10% of total prepayments to suppliers, net are as follows:

	December 31, 2013	December 31, 2014
Supplier A	0	1,253
Supplier B	5,075	823
Supplier C	4,865	24

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

The Group cannot assure that there will be no further deterioration of the global credit condition and any resulting effects of changes, including those described above, may have a material and adverse effect on the Group’s business, results of operations and financial condition in 2015.

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

(29)	RELATED PARTY TRANSACTIONS

For the periods presented, in addition to the guarantees and security provided by related parties for the Group’s bank borrowings in Note (11), the principal related party transactions and amounts outstanding with the related parties are summarized as follows:

	Year ended December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014
Purchases of inventories from Best Solar (note a)	1,434	0	0
Sales of PV project to Best Solar (note a)	2,281	0	0
Purchases of low value consumables from JXLXI (note b)	652	1,021	1,246
Purchases of auxiliary from SZSW (note c)	3,056	69	0
Purchases of PV products from Sinoma (note d)	6,220	6,722	8,975
Transfer of equity interest of a subsidiary to Sinoma (note d)	25,455	4,584	0
Sales of PV products to Shunfeng (note e)	0	34,296	25,032
Purchases of PV products from Shunfeng (note e)	0	10,072	33,250
Transfer of equity interest of a subsidiary to Shunfeng (note e)	0	0	3,269
Sales of PV products to HJWY (note f)	0	6,466	91
Sales of PV products and cables to SPI (note g)	0	0	12,977
Waived receivables due from SPI (note g)	0	0	18,364
Payment on behalf of Century (note h)	3,774	0	0
Payment made by HRX China on behalf of the Group (note i)	18,164	0	0
Sales of PV products to HRX China (note i)	0	0	10,169
Purchases of PV products from HRX China (note i)	0	0	1,097
Advances to HRX China (note i)	0	0	29,055
Issuance of convertible promissory notes and warrants to HRX (note j)	0	0	10,000
Loans borrowed from HRX (note j)	0	0	3,000
Sales of PV products to Geermu Hydropower (note k)	951	0	0
Sales of modules to XYSA (note l)	0	0	1,437

(a)	Best Solar Co., Ltd. (“Best Solar”), an exempted company incorporated with limited liability under the laws of the Cayman Islands is wholly owned by LDK New Energy, a shareholder of the Company.

The Group purchased the crystalline modules of US$1,434, US$ nil and US$ nil from Best Solar during the years ended December 31, 2012, 2013 and 2014, respectively.

The Group sold PV projects of US$2,281 to Best Solar during the year ended December 31, 2012.

The outstanding amount, net of provision, due from Best Solar as of December 31, 2013 and 2014 were US$35,083 and US$37,922 respectively. The outstanding amounts due to Best Solar as of December 31, 2013 and 2014 were US$23,349 and US$23,266, respectively.

The Group recognized / (reversed) a provision for doubtful recoveries of receivable from Best Solar of US$ nil, US$7,087 and US$(3,249) during the years ended December 31, 2012, 2013 and 2014, which is included in general and administrative expenses in the Group’s consolidated statements of operations.

(b)	The Group purchased low value consumables from Jiangxi Liuxin Industry Co., Ltd., (“JXLXI”) which is a company controlled by Mr. Peng, amounting to US$652, US$1,021 and US$1,246 during the years ended December 31, 2012, 2013 and 2014, respectively. In 2014, JXLXI settled the Group’s payables due to its suppliers on behalf of the Group, amounting to US$17,164. The outstanding amount due to JXLXI was US$963 and US$18,064 as of December 31, 2013 and 2014, respectively.

(c)	The Group purchased auxiliary materials of US$3,056, US$69 and US$ nil from Saiwen Industry (Suzhou) Co., Ltd., (“SZSW”), a company controlled by Mr. Peng, during the years ended December 31, 2012, 2013 and 2014, respectively. The outstanding amount due to SZSW was US$3,741 and US$ 3,727 as of December 31, 2013 and 2014.

(d)	JXLDK purchased PV products from Jiangxi Sinoma New Solar Materials Co., Ltd. (“Sinoma”), which is an equity method investee of JXLDK, amounting to US$6,220, US$6,722 and US$8,975 during the years ended December 31, 2012, 2013 and 2014, respectively.

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

The outstanding amount due to Sinoma was US$5,013 and US$1,890 as of December 31, 2013 and 2014 and due from Sinoma was US$2,898 and US$ nil as of December 31, 2013 and 2014.

(e)	Mr. Kin-Ming Cheng, the wholly owner of Fulai, is a major shareholder of Shunfeng Photovoltaic International Limited and its affiliates (“Shunfeng”). Fulai is a major shareholder of the Company.

The Group sold PV products to Shunfeng amounting to US$34,296 and US$25,032 during the years ended December 31, 2013 and 2014, respectively.

The Group purchased PV products from Shunfeng, amounting to US$10,072 and US$33,250 during the years ended December 31, 2013 and 2014 respectively.

In 2014, the Group transferred 100% equity interest of Taojiang LDK PV Technology Co., Ltd. (“LDK TJ”) to Shunfeng for a consideration of US$3,269.

The outstanding amount due to Shunfeng was US$10,827 and US$17,673 as of December 31, 2013 and 2014 and due from Shunfeng was US$14,537 and US$10,642 as of December 31, 2013 and 2014.

(f)	Zhongwei Hanky Weiye Solar Power (“HJWY”) is a wholly owned subsidiary of Hanky Group, which is a major shareholder of HRX China.

The Group sold wafers to HJWY, amounting to US$6,466 and US$91 during the years ended December 31, 2013 and 2014, respectively.

The outstanding amount due from HJWY was US$5,819 and US$2,713 as of December 31, 2013 and 2014, respectively.

(g)	SPI was a former subsidiary of the Group and transactions between the Group and SPI were eliminated in the Group’s consolidated financial statements until SPI was deconsolidated on August 11, 2014 (See Note 20). From August 12, 2014 to December 31, 2014, the Group sold PV products of US$12,977 to SPI.

The Group entered into a settlement agreement with SPI on December 30, 2014. Pursuant to the settlement agreement, the Group agreed to waive and write-off receivables due from SPI of US$18,364 arising from the Group’s sales to SPI prior to January 1, 2014.

The outstanding amount due from SPI was US$16,766 as of December 31, 2014 and due to SPI was US$247 as of December 31, 2014.

(h)	The Group paid US$3,774 for the PV project construction on behalf of Century Solar Jewel Investments S.A. (“Century”), which is an equity method investee of LDK Europe during the year ended December 31, 2012. The outstanding amount due from Century was US$ nil and US$ nil as of December 31, 2013 and 2014, respectively.

The Group recognized a provision for doubtful recoveries of receivable from Century of US$ nil, US$4,126 and US$ nil during the years ended December 31, 2012, 2013 and 2014, respectively, which is included in general and administrative expenses in the Group’s consolidated statements of operations.

(i)	Heng Rui Xin Energy Co., Ltd. (“HRX China”), a PRC company, is a shareholder of the Company.

HRX China paid US$18,164, US$ nil and US$ nil for the miscellaneous expense on behalf of the Group during the years ended December 31, 2012, 2013 and 2014, respectively. The Group sold PV products to HRX China amounting to US$ 10,169 during the year ended December 31, 2014.

The Group purchased PV products from HRX China amounting to US$1,097 during the year ended December 31, 2014.

In accordance with the Working Capital Facility Agreement, certain of the Group’s onshore subsidiaries have deposited with HRX China the loan proceeds drawn down from the Working Capital Facility Agreement as well as the collection of their trade accounts receivable. In addition, the trade accounts payable and operating expenses of these onshore subsidiaries are also settled by HRX China using these deposits. The Group made deposits to HRX China, net of payments made by HRX China on behalf of the Group, amounting to US$32,055 during the year ended December 31, 2014. The outstanding deposit balance of US$24,635 as of December 31, 2014 was fully settled (on a rolling basis) by February 28, 2015.

The outstanding amount due to HRX China was US$13,989 and US$ nil, and due from HRX China was US$726 and US$27,910 as of December 31, 2013 and 2014, respectively.

(j)	On December 17, 2014, the Company issued US$10,000 in aggregate principal amount of convertible promissory notes due April 2020 and 6,600,000 warrants to Heng Rui Xin Energy (HK) Co., Limited (“HRX”), a shareholder of the Company, for proceeds of US$10,000.

The Group obtained a loan of US$3,000 from HRX during the year ended December 31, 2014.

The outstanding amount due to HRX was US$ nil and US$ 3,000 as of December 31, 2013 and 2014, respectively.

(k)	The Group sold PV products of US$951, US$ nil and US$ nil to Geermu Hydropower, which is an equity method investee of LDK Solar Power Technology (Xinyu) Engineering Co., Ltd., during the years ended December 31, 2012, 2013 and 2014, respectively. The outstanding amount due from Geermu Hydropower was US$ nil and US$ nil as of December 31, 2013 and 2014, respectively.

(l)	The Group sold PV products of US$1,437 to Xinyu State-owned Assets Management Co., Ltd. (“XYSA”), a shareholder of HRX China during the year ended December 31, 2014. The outstanding amount due from XYSA was US$ 1,373 as of December 31, 2014 and due to XYSA was US$ 769 as of December 31, 2014.

The outstanding amount due from LDK New Energy Holding Limited (“LDK New Energy”), a company incorporated under the laws of the British Virgin Islands and wholly owned by Mr. Peng, was US$6,935 and US$5,135 as of December 31, 2013 and 2014, respectively.

Pursuant to the PRC tax regulations, the income derived from the exercise of the share options is subject to individual income tax, of which a certain amount should be withheld by the Group from these existing or former executives and employees for payment to the PRC tax authorities. As of December 31, 2013 and 2014, the Group had an outstanding receivable, net of provision, from an existing executive of US$4,522 and US$4,506, respectively, in relation to the individual income tax liabilities arising from his exercise of share options, which are included in other current assets.

The Group recognized a provision for doubtful recoveries of such receivable from former executives and employees of US$ nil, US$ 9,793 and US$ nil during the years ended December 31, 2012, 2013 and 2014, respectively, which are included in general and administrative expenses in the Group’s consolidated statements of operations.

As of December 31, 2013 and 2014, the Group had a withholding obligation of US$15,801 and US$15,744, which is recorded in accrued expenses and other payables.

(30)	LDK SOLAR CO., LTD. (PARENT COMPANY)

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

For the year ended December 31, 2014, US$ nil (2013: US$ nil; 2012: US$ nil) were appropriated from retained earnings and set aside for the statutory reserve by the Company’s subsidiaries in the PRC.

As a result of these PRC laws and regulations, the Company’s subsidiaries in the PRC are restricted in its ability to transfer a portion of its net assets to either in the form of dividends, loans or advances, which consisted of paid-up capital and statutory reserve amounting to US$ 1,523,098 as of December 31, 2014 (2013: US$1,523,098).

The following presents condensed unconsolidated financial information of the Parent Company only.

Condensed Balance Sheets

	December 31, 2013	December 31, 2014
Cash and cash equivalents	32	6,784
Due from subsidiaries	45,759	23,640
Other receivables	866	1,366
Investment in subsidiaries	0	79,807
Debt issuance costs	374	0

Total assets	47,031	111,597

Accrued expenses and other payables	51,011	6,420
Borrowings	32,117	25,745
Convertible senior notes	1,616	704,987
RMB-denominated US$-settled senior notes	267,601	0
Guarantee obligation of a subsidiary’s Preferred Shares	387,816	0
Financial support guarantee obligation to a subsidiary/a former subsidiary	27,444	31,845
Due to subsidiaries	764,603	792,495
Due to other affiliates	21,871	24,792
Deferred revenue	1,480	1,086

Total liabilities	1,555,559	1,587,370

Ordinary shares	20,114	24,187
Additional paid-in capital	833,464	853,908
Accumulated other comprehensive income	216,883	212,126
Accumulated deficit	(2,578,989)	(2,565,994)

Total deficit	(1,508,528)	(1,475,773)

Total liabilities and deficit	47,031	111,597

Condensed Statements of operations

	Year ended December 31, 2012	Year ended December 31, 2013	Year ended December 31, 2014
Revenue	0	0	0
General and administrative expenses	(4,910)	(98,651)	(23,406)
Provision for financial support guarantee to a subsidiary/a former subsidiary	0	(27,444)	(4,845)
Provision for guarantee obligation of a subsidiary’s Preferred Shares	0	(387,816)	0
Interest expense and amortization of debt issuance costs and debt discount/premium	(31,758)	(31,204)	(131,607)
Foreign currency exchange (loss) gain, net	(692)	(8,569)	4,886
Gain on troubled debt restructuring	0	0	96,495
Others	0	124	0

Loss before income tax and equity in (loss) income from subsidiaries	(37,360)	(553,560)	(58,477)
Equity in (loss) income from subsidiaries	(1,087,595)	(532,728)	71,472
Income tax expense	0	0	0

Net (loss) income	(1,124,955)	(1,086,288)	12,995

Condensed Statements of Cash Flows

	Year Ended December 31, 2012	Year Ended December 31, 2013	Year ended December 31, 2014
Cash flows from operating activities
Net (loss) income	(1,124,955)	(1,086,288)	12,995
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Provision for doubtful recovery of amount due from subsidiaries/a former subsidiary and other affiliates	0	63,326	5,848
Loss on waived receivables due from a former subsidiary	0	0	13,281
Amortization of debt issuance costs and debt discount/premium	2,950	2,499	(871)
Provision for financial support guarantee to a subsidiary/a former subsidiary	0	27,444	4,845
Provision for guarantee obligation of a subsidiary’s Preferred Shares	0	387,816	0
Interest expenses on redeemable preferred shares	0	0	102,950
Gain on troubled debt restructuring of payables due to Preferred Share holders and an offshore creditor, net of legal fees and other direct costs	0	0	(96,495)
Equity in loss (gain) from subsidiaries	1,087,595	532,728	(71,472)
Gains on repurchase of the Note Due 2013	0	(125)	0
Legal fees and other direct costs related to the restructuring of payables due to Senior Note holders	0	0	9,922
Others	629	7,979	0
Changes in operating assets/liabilities:
Due from subsidiaries	(35,794)	(32,696)	2,990
Due to an affiliate	0	0	(2,079)
Due to subsidiaries	35,617	34,442	27,892
Other assets/liabilities	(1,246)	(273)	(894)
Accrued expenses and other payables	0	38,673	15,217

Net cash used in operating activities	(35,204)	(24,475)	24,129

Cash flows from investing activities

Net cash used in investing activities	0	0	0

Cash flows from financing activities
Proceeds from borrowings	12,568	0	10,628
Payment of bank borrowings	(6,240)	(14,586)	(12,000)
Proceeds from issuance of ordinary shares	21,765	0	0
Payment of debt restructuring costs	0	0	(26,005)
Proceeds from issuance of Convertible Promissory Note	0	0	10,000
Proceeds from private placements of ordinary shares	0	50,260	0
Payment of partial settlement of convertible senior notes	0	(11,185)	0

Net cash provided (used) in financing activities	28,093	24,489	(17,377)

Effect of foreign currency exchange rate changes on cash and cash equivalents	0	0	0
Net increase (decrease) in cash and cash equivalents	(7,111)	14	6,752
Cash and cash equivalents at beginning of year	7,129	18	32

Cash and cash equivalents at end of year	18	32	6,784

(31)	FAIR VALUE MEASUREMENTS

Management used the following methods and assumptions to estimate the fair value of financial instruments at the relevant balance sheet date:

•	Short-term financial instruments (cash equivalents, pledged bank deposits, trade accounts receivable and payable, bills receivable and payable, short-term bank borrowings, and accrued liabilities) – cost approximates fair value because of the short maturity period.

•	Long-term bank borrowings – fair value is based on the amount of future cash flows associated with each debt instrument discounted at the Group’s current borrowing rate for similar debt instruments of comparable terms. The carrying values of the long-term borrowings approximate their fair values as all the long-term debt carries variable interest rates which approximate rates currently offered by the Company’s bankers for similar debt instruments of comparable maturities.

•	the Notes Due 2016 – the estimated fair value is US$305,141 as of December 31, 2014 and is measured based on unobservable inputs as observable inputs are not available for the Notes Due 2016.

•	the Notes Due 2018 – the estimated fair value is US$176,529 as of December 31, 2014 and is measured based on unobservable inputs as observable inputs are not available for the Notes Due 2018.

•	the Convertible Promissory Note – the estimated fair value is US$8,998 as of December 31, 2014 and is measured based on unobservable inputs as observable inputs are not available for the Convertible Promissory Note.

•	Interest rate swap contracts – fair value is based on the quotation from financial institution.

The table below presents the assets and liabilities measured at fair value on a recurring basis as of December 31, 2014, segregated by the level in the fair value hierarchy within which those measurements fall.

	Carrying amount at December 31, 2013	Fair value at December 31, 2013	Fair value measurements using

			Level 1	Level 2	Level 3
Asset:
Available-for-sale equity security of JYT	9,684	9,684	—	9,684	—
Liability:
Interest rate swap contracts	6,288	6,288	—	6,288	—

	Carrying amount at December 31, 2014	Fair value at December 31, 2014	Fair value measurements using
			Level 1	Level 2	Level 3
Liability:
Interest rate swap contracts	3,364	3,364	—	3,364	—

(32)	DERIVATIVE FINANCIAL INSTRUMENTS

The Group is exposed to certain risks relating to its ongoing business operation in the PRC. The primary risks are foreign currencies risks and interest rate risks, which are managed by using derivative instruments.

The Company’s principal operating subsidiaries are located in the PRC with the Renminbi being their functional currency. The Company’s PRC operating subsidiaries make sales, purchases and capital expenditures and obtain bank borrowings in currencies other than Renminbi, which primarily are in U.S. dollars. Historically, the required payments in U.S. dollars resulting from purchases, capital expenditure and bank borrowings have exceeded receipts in U.S. dollars resulting from sales. Any appreciation of the U.S. dollar against the Renminbi will generally result in foreign exchange losses and adversely affect the Group’s net income. With an aim to reduce its risk exposure, the Company may enter into forward contracts with the same financial institutions to forward purchase U.S. dollars when it obtains certain bank borrowings denominated in U.S. dollars through its PRC operating subsidiaries. During the years ended December 31, 2012, 2013 and 2014, the Group did not enter into any foreign exchange forward contracts.

The Group’s exposure to the risk of changes in market interest rates primarily relates to its bank borrowings. To finance its business operation and expansion, the Company’s PRC operating subsidiaries will obtain short-term and long-term bank borrowings. As of December 31, 2014, the Group had outstanding bank borrowings of US$2,839,331 in total, of which US$614,173 carry variable interest rates with effective interest rates ranging from 3.6% to 6.7% per annum as of December 31, 2014. Interest expenses on these bank borrowings may increase as a result of change in market interest rates. With an aim to reduce its interest rate exposure, the Group may, from time to time, enter into interest rate swap contracts with financial institutions in the PRC. As of December 31, 2014, the Group had an outstanding interest rate swap contract with notional amount of US$100,000.

The derivative instruments relating to the interest rate swap contracts entered by the Group did not meet the conditions specified to qualify for hedge accounting. These derivative financial instruments were initially recognized in the balance sheet at fair value and subsequently re-measured to their fair value with changes in fair value included in determination of net income (loss).

The location and fair value amounts of derivative instruments reported in the consolidated balance sheets as of December 31, 2013 and 2014 are as follows:

	Asset derivatives				Liability derivatives
	December 31, 2013		December 31, 2014		December 31, 2013		December 31, 2014
	Balance sheet location	Fair value	Balance sheet location	Fair value	Balance sheet location	Fair value	Balance sheet location	Fair value
Derivatives not designated as hedging instruments under ASC 815
– Interest rate swap contracts	0	0		0	Other financial liabilities	(3,163)	Other financial liabilities	(2,334)
– Interest rate swap contracts	0	0		0	Other liabilities	(3,125)	Other liabilities	(1,030)

Total derivatives		0		0		(6,288)		(3,364)

The effect of derivative instruments on the consolidated statements of operations for the years ended December 31, 2012, 2013 and 2014 are as follows:

Derivatives not designated as hedging instruments under ASC 815	Location of (loss) gain recognized in income (expenses) on derivatives	Amount of (loss) gain recognized in (expenses) income on derivatives
		Year ended December 31,
		2012	2013	2014
Interest rate swap contracts	Interest (expenses)/income	(10,154)	(27)	236

Total		(10,154)	(27)	236

The Group’s derivatives instruments outstanding as of December 31, 2014 do not contain any credit-risk-related contingent features.

(33)	SUBSEQUENT EVENT

(a)	Increase of Authorized Share Capital

On January 22, 2015, the Extraordinary General Meeting of the Company approved an amendment to the Company’s memorandum of association to increase its authorized share capital to US$500,000, or 5,000,000,000 shares.

(b)	Conclusion of provisional liquidation

On April 7, 2015, the Grand Court of the Cayman Islands ordered that, effective on April 21, 2015, the Company’s winding-up petition of February 21, 2014 was dismissed. By this court order, LDK’s provisional liquidation was completed on April 21, 2015.

(c)	Issuance of Ordinary Shares under the Note due 2018

From April 1, 2015 to May 11, 2015, holders of an aggregated amount of US$4,030 of the Notes Due 2018 issued conversion notice to the Company. The Company issued 26,062,672 ordinary shares to settle such debt amount.